Form 20-F
period 1998-12-31
AMVESCAP /LONDON/
filed 1999-03-31
CIK 914208

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD

                         Commission File Number 1-13908

                                  AMVESCAP PLC
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    England
              ---------------------------------------------------
                (Jurisdiction of incorporation or organization)

             11 Devonshire Square, London, EC2M 4YR, United Kingdom
      -------------------------------------------------------------------
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

                                                    (Name of each exchange
     (Title of each class)                            on which registered)
----------------------------------                  -----------------------
American Depositary Shares each                     New York Stock Exchange
representing 5 Ordinary Shares of
25 pence par value per share(1)

Ordinary Shares of 25 pence par value per share       London Stock Exchange
                                                      SBF - Paris Bourse
                                                      New York Stock Exchange(2)

Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of shares outstanding of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report.

                                                          Outstanding at
             Class                                      December 31, 1998
-----------------------------------                     -----------------
Ordinary Shares, 25 pence par value                        670,023,406

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. [X] Item 17 [ ] Item 18

--------

          (1) All figures with respect to the American Depositary Shares have been adjusted to give effect to a one-for-two adjustment, effected in April 1998, to the Ordinary Share per American Depositary Share ratio, to five Ordinary Shares per American Depositary Share from ten Ordinary Shares per American Depositary Share, unless otherwise indicated.

          (2) Listed, not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares' primary trading market is the London Stock Exchange.

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

           AMVESCAP PLC (the "Registrant" or "Company") was incorporated on December 19, 1935 under the laws of England. The Company's ordinary shares, 25 pence par value per share (the "Ordinary Shares"), are listed for trading on the London Stock Exchange (the "LSE") and SBF - Paris Bourse; and the Company's American Depositary Shares which represent interests in Ordinary Shares are listed for trading on the New York Stock Exchange (the "NYSE"). Except as the context otherwise requires, the terms "AMVESCAP" and "Company" refer collectively to the Registrant and its subsidiaries.

           The Company has issued American Depositary Shares ("ADSs"), each of which represents five Ordinary Shares or the right to receive five Ordinary Shares deposited with The Bank of New York (the "Depositary"). All figures with respect to the ADSs have been adjusted to give effect to a one-for-two adjustment, effected in April 1998, to the Ordinary Share per ADS ratio, to five Ordinary Shares per ADS from ten Ordinary Shares per ADS, unless otherwise indicated. The Depositary issues American Depositary Receipts ("ADRs") which may represent any number of ADSs.

           This report contains the consolidated balance sheets of the Company as of December 31, 1998 and 1997 and statements of profit and loss, total recognized gains and losses and cash flows for the years ended December 31, 1998, 1997 and 1996 (the "Consolidated Financial Statements"). The Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning the Company included herein and in the Company's annual and semi-annual reports are presented in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"). U.K. GAAP as applied to the Company differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary of Differences Between U.K. GAAP and U.S. GAAP" and Note 25 to the Consolidated Financial Statements for a description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP net income for the years ended December 31, 1998, 1997 and 1996 and shareholders' equity as of December 31, 1998 and 1997.

           The Company furnishes the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with U.K. GAAP and an opinion thereon by independent auditors to the Company. The annual reports include a reconciliation of such financial statements to amounts determined in accordance with U.S. GAAP. The Company also furnishes the Depositary with semi-annual reports containing unaudited interim condensed consolidated financial information prepared in accordance with U.K. GAAP. The Depositary arranges for the mailing of such reports to all record holders of ADSs. In addition, the Company furnishes the Depositary with copies of all notices of shareholders' meetings and other reports and communications that are distributed generally to shareholders of the Company, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of ADSs. The Company is currently exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the form and content of proxy statements.

          The Company publishes its consolidated financial statements in pounds sterling sterling. As used herein, references to "U.S. dollars", "$" or "cents" are to United States currency and references to "pounds sterling", "pence" or "p" are to United Kingdom currency. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the effects of foreign exchange rates on the Company and its subsidiaries. The Company's statements of profit and loss, balance sheets and other financial statements are affected by currency translations and fluctuations. See Note 1 to the Consolidated Financial Statements for the Company's policies regarding foreign currency translations.

         Cash dividends are declared and paid in pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of ADSs are exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by the Depository for distribution to ADS holders. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of the Company's Ordinary Shares on the LSE and, as a result, are likely to affect the market price of the ADSs on the NYSE.

         The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per pounds sterling 1.00. The "Noon Buying Rate" is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date specified. On March 5, 1999, the Noon Buying Rate was $1.61 per pounds sterling 1.00. These translations should not be construed as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Such rates are not used by the Company in the preparation of its Consolidated Financial Statements included elsewhere in this Form 20-F.

                                EXCHANGE RATES



YEAR ENDED DECEMBER 31,        YEAR END      AVERAGE(1)      HIGH        LOW
-----------------------        --------      ----------      ----        ---
1994....................         1.57          1.54          1.64        1.46
1995....................         1.55          1.58          1.64        1.53
1996....................         1.71          1.56          1.71        1.49
1997....................         1.65          1.64          1.71        1.58
1998....................         1.66          1.66          1.71        1.61


(1) The average of the exchange rates on the last trading day of each month during the relevant period.

         The Company's executive offices are located at 11 Devonshire Square, London EC2M 4YR, England and its telephone number is 011-44-171-626-3434. The Company also has a home page on the Internet at www.amvescap.com. Information contained in the Company's home page shall not be deemed to be part of this Form 20-F.

OVERVIEW

         AMVESCAP is one of the world's largest independent investment management groups with $275.4 billion of assets under management at December 31, 1998. The Company has a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. Unlike many of its competitors, the Company's business is focused entirely on investment management.

         The Company manages a full range of domestic, foreign and global investment products including equity, balanced, fixed income, money market and real estate investment categories. With a team of approximately 900 investment professionals located around the world, the Company is committed to managing assets regionally and believes that its local investment managers provide the Company with a competitive advantage. In addition, within each investment product category the Company utilizes multiple investment styles, which allows the Company to offer its worldwide clients a diverse range of product alternatives. Of the $275.4 billion of assets under management as of December 31, 1998, approximately two-thirds were invested in equities and approximately one-third in fixed income securities.

         Within each of its geographic markets, the Company offers a wide array of distribution alternatives. In North America, the Company offers products and services to retail and institutional clients including both load and no-load mutual funds, private account management, institutional funds and "wrap" accounts. Retail distribution in the United States includes products sold primarily through financial intermediaries under the AIM brand name and directly to investors under the INVESCO brand name. Retail distribution in Canada includes products sold primarily through financial intermediaries under the AIM and AIM GT brand names. Outside of North America, the Company offers its investment products through unit trusts and other European and Asian mutual funds as well as private accounts for retail and institutional investors. The Company's retail and institutional clients are located in more than 100 countries.

         The Company believes that it is one of the few independent investment managers with the ability to offer a broad range of investment products in a variety of investment styles through diverse distribution channels for different types of clients in the major capital markets around the world.

         In recent years, the Company has experienced substantial growth, both internally and through acquisitions, including the February 1997 acquisition (the "AIM Merger") of A I M Management Group Inc. ("AIM"), with $67 billion in assets under management when acquired, and the May 29, 1998, acquisition (the "GT Acquisition") of the Asset Management Division of Liechtenstein Global Trust AG ("GT"), with $46.8 billion in assets under management when acquired.

         AMVESCAP has organized its operations with a view to maximizing the benefits of a local presence while exploiting the synergies of a global organization. The Company is organized into four operating groups. The Managed Products Group ("Managed Products") manages and distributes the AIM family of 101 load and institutional mutual funds, the INVESCO family of 41 no-load mutual funds, and 25 load mutual funds in Canada, offering a broad range of equity, balanced, fixed income, real estate, international and money market investment products. These products are sold primarily to retail investors in North America. The U.S. Institutional Group ("U.S. Institutional") manages separate account portfolios, including growth, value and quantitative equity, fixed income, balanced, stable value, venture capital and real estate portfolios, for U.S. institutional and individual investor accounts. The INVESCO Global Group ("INVESCO Global") comprises the Company's operations outside North America, including retail and institutional investment management and related marketing activities primarily in Europe and Asia. On January 1, 1998, the Company established a new operating group, the Retirement and Benefit Services Group ("Retirement and Benefit Services"), which coordinates, develops and manages defined contribution plans, such as 401(k) plans, and other retirement assets and services, to further capitalize on the worldwide trend toward employee funding of retirement income.

         Each business unit of the Company markets the products and services offered by other business units of the Company to its local and regional clients. Subject to applicable regulatory requirements, the international offices supply products for the Company's extensive North American marketing and distribution network, while providing international distribution for AMVESCAP's North American products. These cross marketing efforts are complemented by a variety of advisory and sub-advisory arrangements which allow business units to access directly specific areas of investment management expertise located elsewhere in the Company. The Company believes that its ability to develop and distribute products across businesses via multiple delivery channels provides a competitive advantage.

BUSINESS STRATEGY

         The Company has developed a strategy based on the following elements which it believes are essential to maintain a significant presence in the global asset management industry - globalization, diverse product offerings, multiple distribution channels and financial strength. In addition, the Company believes that an experienced staff of professional employees whose interests are aligned with shareholders is a key factor in the Company's ability to implement these goals.

         GLOBALIZATION

         The Company believes that the investment management industry will continue to become more global in scope, and that large investment management companies that can locally manage investments for clients in different international markets will be in the strongest position to compete successfully. The Company has made, and continues to make, significant investments in its international operations to establish offices with both investment and client service professionals in each of the major world capital markets. The Company believes that these investments will enable the Company to better capture growth opportunities in those markets. The Company intends to continue to expand its global operations to take advantage of geographic markets where the Company believes the investment management business has the potential for substantial growth, such as Canada, Germany, France, Italy, Japan and elsewhere in Europe and Asia.

         DIVERSE PRODUCT OFFERINGS

         The Company believes that its ability to offer a full range of retail and institutional investment products managed locally in a wide variety of investment styles enhances its opportunities for attracting new clients and cross-selling its products to existing clients. Each of the Company's business units markets the products and services offered by other Company units to its local and regional clients to enhance the range of investment management products and services offered to all clients of the Company. The Company's broad product line includes a large and varied number of equity products, the fastest growing segment of the investment management industry. The Company's strategy is to seek to further capitalize on this shift as the demand for equity products continues to increase around the world. In North America, the Company believes that its diverse product line allows it to be well positioned for growth in both the retail and institutional segments. In the retail segment, having a full range of mutual funds assists the Company in attracting a greater number of investors and increases the potential to capture a greater percentage of the investment portfolios of current individual investors. In the institutional segment, management believes that a broad product line positions the Company to meet the growing demand from large institutional investors to use a smaller number of investment managers that offer many products as opposed to a large number of specialty managers. The Company seeks to complement its existing product offerings through both the internal development and acquisition of new investment products and the Company's expansion into new countries.

         MULTIPLE DISTRIBUTION CHANNELS

         The Company's extensive distribution network enables it to market its products to retail and institutional clients in more than 100 countries throughout the world. The Company sells its products directly to investors through marketing offices in North America, the United Kingdom, Ireland, Jersey and Guernsey (the Channel Islands), Spain, France, Italy, Germany, Austria, Switzerland, the Netherlands, Japan, Hong Kong, Singapore, Taiwan, Australia, Bermuda and South America. The Company also maintains an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial organizations in Europe and Asia. The Company seeks to leverage its products through available distribution channels and to expand its existing distribution network.

         Expansion of the Company's distribution channels is targeted to those areas which the Company believes are most likely to generate attractive marketing or growth opportunities. For example, the Company believes that the world is moving away from unfunded government-sponsored pension plans toward more currently-funded retirement planning by employees and individuals. The Company expects global demographic trends and the need of governments to shrink budget deficits to continue, enhancing opportunities for the investment management industry. Retirement and Benefit Services intends to build on AMVESCAP's track record and experienced staff with expertise in the U.S. defined contribution marketplace with a view to benefiting from the worldwide movement toward employee funding of retirement income.

         ALIGNMENT OF INTERESTS OF EMPLOYEES AND SHAREHOLDERS

         The Company views its experienced management team as a key factor in its growth. Although AMVESCAP is a sizable public company, its management philosophy is entrepreneurial and decentralized, with senior professionals having significant responsibility and autonomy. The Company believes that its structure allows each operating group to focus on and maximize local investment opportunities, compete more effectively in sales and marketing efforts and operate more efficiently. The Company also believes that stock ownership by management and other employees is an important means of aligning their interests with those of the shareholders. More than 150 of the Company's key employees receive a portion of their annual compensation through their participation in the AMVESCAP Global Stock Plan. See Item 11. "Compensation of Directors and Officers -- AMVESCAP Global Stock Plan". Additionally, the Company's employees in North America, the U.K. and Hong Kong were eligible to participate in the AMVESCAP ShareSave Plan (the "ShareSave Plan"), a stock purchase plan pursuant to which employees contribute money over a set period of time, and at the end of the period have the option to purchase a set number of Ordinary Shares at a price determined at the beginning of the period. As of December 31, 1998, the Company's employees owned or had the right to acquire approximately 38% of its capital stock on a diluted basis. The Company believes that the AMVESCAP Global Stock Plan, the ShareSave Plan and employee share ownership help align the interests of its employees with the interests of its shareholders and will help the Company to continue to retain and attract high caliber employees.

         FINANCIAL STRENGTH

         To be competitive on a worldwide basis, the Company requires significant financial resources. The Company believes that its financial strength allows it to remain independent and focused on one business --investment management -- and provides the capital resources necessary to continue to invest in its operations and to attract and retain experienced investment professionals. The need to provide services and research globally and the growing cost of technology creates a competitive advantage for those with size and financial strength. The Company expects to continue to seek increased revenues and margin improvement to provide additional capital for investment in its business.

OPERATING GROUPS

         MANAGED PRODUCTS

         Managed Products manages and distributes mutual funds and related products sold to retail and institutional investors primarily within North America.

         The largest unit within Managed Products, AIM, manages and distributes 101 retail and institutional mutual fund portfolios invested in the U.S. and international markets. The retail funds managed by AIM include equity, balanced, fixed income and money market funds and reflect a broad range of investment strategies. The investment objectives of AIM's equity funds range from aggressive growth to capital appreciation to a combination of growth and income. Certain of AIM's equity funds target particular market sectors or non-U.S. markets. AIM's institutional funds include money market funds and other stable fixed income products and institutional classes of equity funds.

         AIM's investment staff is dedicated to implementing carefully designed investment strategies. AIM uses several styles of equity investing, all of which are based on a bottom-up stock selection approach rather than a top-down approach. AIM's approach toward equity investing centers on the concept that stock prices eventually follow earnings, and companies with superior earnings provide significantly higher returns than companies without such earnings. Out of the 44 AIM funds that were rated by MorningStar, Inc. as of February 28, 1999, 27 funds were rated three stars or higher for their overall performance, including 13 funds which were rated four or five stars. MorningStar, Inc. provides a well-known ratings system for U.S. mutual funds, with the highest rated funds receiving five stars and the lowest rated funds receiving one star.

     AIM distributes its retail funds under The AIM Family of Funds--Registered Trademark--trademark to retail investors primarily through financial intermediaries, including major U.S. wire houses, regional broker-dealers, banks and financial planners. The AIM retail funds are sold under a variety of pricing structures, including traditional front-end load funds, which provide for the payment of a sales charge at the time of purchase, and funds that are sold without a front-end sales charge but which are generally subject to a contingent deferred sales charge at the time of their redemption. AIM also offers funds specially designed for separate insurance company accounts. AIM's institutional funds are sold primarily to banks and their trust departments and other financial institutions. Customers of AIM's institutional funds included 9 of the 10 largest U.S. banks and 42 of the 50 largest U.S. banks in terms of asset size at December 31, 1998.

     A second major unit of Managed Products, INVESCO Funds Group ("IFG"), manages and distributes no-load mutual funds under the INVESCO Family of Funds--Registered Trademark--trademark to retail investors. While AIM and IFG provide centralized investment management to the AIM funds and INVESCO funds, respectively, many of the mutual fund portfolios are subadvised by other units of the Company that have expertise in the specific markets in which such funds are invested. AIM and IFG also provide advisory services to mutual funds managed by other business units of the Company. Management believes that this structure allows the AIM funds and INVESCO funds to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investments advisers.

         The 41 INVESCO funds include a broad array of equity, fixed income and money market funds, and feature "sector funds" invested in specific industries. The INVESCO funds are generally sold directly to retail investors without the payment of a commission at the time of sale, and through financial intermediaries and selected third party networks. IFG's investment staff uses an integrated methodology for equity investment that combines top down analysis and bottom up stock selection to identify the companies they believe have the highest potential earnings growth. Out of 32 INVESCO funds that were rated by MorningStar, Inc. as of February 28, 1999, 21 funds were rated three stars or higher for their overall performance, including 14 funds which were rated four or five stars.

         Each of AIM and IFG maintains an equity trading desk and provides a full complement of administrative support services, including comprehensive transfer agent, fund accounting, legal and regulatory compliance support functions. A facility has been established in Austin, Texas to provide further mutual fund shareholder service support for the AIM funds and an off-site location for business recovery purposes.

         AIM Funds Management Inc., a Canadian unit of Managed Products, offers 25 retail funds in Canada under the AIM and AIM GT brand names (the "AIM Canada funds"). The AIM Canada funds include equity, balanced, fixed income and money market funds and reflect a range of investment strategies. The investment objectives of the AIM Canada funds range from aggressive growth to capital appreciation to a combination of growth and income. Certain of AIM Canada's funds target particular market sectors or non-U.S. markets. The AIM Canada funds are distributed primarily through financial intermediaries. AIM Funds Management Inc. provides administrative services to the AIM Canada funds, but does not provide investment advice to such funds. Other units of the Company, including AIM and IFG, provide investment advice to the AIM Canada funds.

         U.S. INSTITUTIONAL

         U.S. Institutional manages separate account portfolios of equity, balanced, fixed income and real estate investment alternatives through several business units which provide a broad range of investment management styles for U.S. institutional clients, including corporate and municipal pension plans, TaftHartley plans, insurance companies and non-profit organizations. The group also manages separate account portfolios for high net worth individuals and provides advisory or sub-advisory services to funds offered by other business units of the Company. Investment portfolios are tailored to the specific objectives and risk tolerance levels of investors.

         U.S. Institutional provides investment advisory services to institutional separate accounts and investment management and administration services for a growing "wrap" account business marketed by several national broker-dealer firms to their retail customers. The "wrap" account program is specifically designed to meet the needs of individuals and smaller institutions seeking professional management by offering investors comprehensive investment management services under a single-fee structure covering all charges, including investment management, brokerage, custody, record-keeping and reporting.

         U.S. Institutional employs growth, value-oriented and quantitative approaches to selecting securities for its equity portfolios. U.S. Institutional's growth-oriented approach seeks to generate superior returns by investing in equity securities that appear to have significant potential for growth based upon a blend of fundamental and quantitative factors, proprietary in-house research and a disciplined investment process. U.S. Institutional's value-oriented approach seeks to maximize predictability, consistency and stability of investment returns by selecting equity securities that appear to be undervalued in light of their issuers' historical performance and financial condition, while minimizing reliance on uncertain forecasts of future events and controlling risk with attention to portfolio design. U.S. lnstitutional's quantitative investment approach uses a sophisticated proprietary system designed to build portfolios that produce consistent, strong returns by identifying undervalued securities and diversifying unwanted risk. U.S. Institutional customizes its growth, value-oriented and quantitative approaches to meet the varied investment objectives of the Company's diverse client base.

         U.S. Institutional manages fixed income securities using quantitative and stable value approaches. For quantitative fixed income portfolios, the portfolio manager has primary responsibility to implement buy and sell decisions within a structured framework, determine appropriate maturities and quality, and identify individual investment opportunities. These investment techniques are designed to reduce portfolio volatility while enhancing longer term returns. U.S. Institutional's stable value approach is designed to return invested principal and a predictable, fixed amount of investment income while preserving value and providing liquidity. Portfolio managers seek to construct low volatility portfolios through the use of ongoing credit analysis, market intelligence and proprietary asset allocation methodology.

         U.S. Institutional also provides opportunities through a global private capital organization for a broad spectrum of venture capital investments, including direct investments in entrepreneurial companies, partnerships and bank loans. Active participation in these areas enables U.S. Institutional to take advantage of numerous synergies, including enhanced deal flow, greater access to information and multiple investment perspectives.

         In addition, U.S. Institutional provides real estate investment management services to institutional clients, including institutional separate account portfolios investing in real estate investment trusts and direct real estate investments. U.S. Institutional has also designed a "flex" asset allocation product which combines its equity and fixed income management disciplines with a process designed to periodically shift assets in favor of the most attractively valued class of asset.

         U.S. Institutional's marketing efforts are coordinated with a view to enabling the group to take full advantage of opportunities to develop broader client relationships. The group maintains a centralized client data base to identify and better coordinate joint marketing opportunities and avoid duplicative marketing efforts. The marketing staff implements joint marketing approaches to clients who seek investment management expertise spanning a range of asset classes.

         INVESCO GLOBAL

         INVESCO Global comprises the Company's operations outside North America, including retail and institutional investment management and related marketing activities primarily in the United Kingdom, Ireland, the Channel Islands, Spain, France, Italy, Germany, Austria, Switzerland, the Netherlands, Japan, Hong Kong, Singapore, Taiwan, Australia, Bermuda and South America.

         The Company believes that one of its strengths is its expertise in investing in many of the world's financial markets. A principal task of INVESCO Global is to coordinate the construction of global portfolios and market the Company's global investment management services. The Company's products and services are marketed by the group in various European countries, Asia, the Middle East, South America and the U.S. The group develops its marketing strategy on a country-by-country basis to better respond to the relevant competitive environment in each country.

         UNITED KINGDOM AND EUROPE. INVESCO Global serves institutional and individual investors in the U.K. and Continental Europe through business units in London, Dublin, Jersey, Paris and Frankfurt, and marketing offices in Guernsey, Spain, Italy, Austria, Switzerland and the Netherlands. INVESCO Global has also established relationships with substantial financial institutions in other countries as a base for further expansion in Europe.

         INVESCO Global conducts substantial operations in London, where it manages, distributes and administers U.K. unit trusts (mutual funds), manages and administers investment trusts (closed-end investment companies) and manages and distributes personal equity plans, which are tax-advantaged schemes invested in unit trusts and other managed investment products. The London operations also manage institutional separate account assets invested in the United Kingdom and Continental Europe and offshore retail funds distributed from Jersey and in Continental Europe. Separate units in London are responsible for the management of investments in Eastern Europe, emerging markets and global fixed income securities. Another unit manages and administers portfolios for U.K., Continental European and international private investors. The group maintains in London a full-service equity trading desk and a treasury desk for the efficient management of client cash in London.

         Units located in Dublin and Jersey offer a range of offshore retail funds domiciled in Ireland, Jersey and Luxembourg, and provide certain administrative and shareholder support services to these funds. A unit located in Paris serves as the base for marketing investment company products in France through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts. The Paris unit has also developed relationships with institutional separate accounts that are managed from London. A unit located in Frankfurt manages segregated portfolios and mutual funds for German retail and institutional investors.

         The group conducts operations in Spain, Italy, Austria, Switzerland and the Netherlands for the sole purpose of marketing products managed by various units within the group. In other countries, such as Portugal, products and services are offered through distribution agreements with recognized financial institutions. The Company believes that its status as an independent investment manager is helpful in establishing such relationships.

         ASIA. Through its operations in Hong Kong, Tokyo, Singapore and Sydney, INVESCO Global serves institutional and individual investors throughout Asia, Australia and New Zealand, and clients elsewhere in the world seeking investment in Asian markets. The group's Tokyo unit focuses on Japanese investors and client portfolios invested in Japan, and the group's Sydney office performs a similar function in Australia and New Zealand. The Hong Kong unit serves client needs in other Asian markets, including Korea, China, Southeast Asia and the Indian sub-continent. The group maintains offices in Taiwan and Singapore to coordinate and support the group's marketing efforts in the region.

         The Asian units provide client service, fund distribution, investment management and marketing services. Each unit is supported by its own trading desk operations and all required marketing and administrative support. The Hong Kong and Tokyo units serve as advisers and sub-advisers to United States mutual funds and U.K. unit trusts and investment trusts, and other investment products managed by other business units of the Company. These units actively market the Company's non-Asian products to their Asian clients.

         OTHER. INVESCO Global has developed two joint venture relationships in South America. The Company has also established a presence in Bermuda to assist in attracting global mandates for investment management. INVESCO Global's unit in Atlanta seeks to obtain mandates from large U.S. institutional accounts for global investment.

         RETIREMENT AND BENEFIT SERVICES

         In January 1998, the Company formed a fourth operating group, Retirement and Benefit Services, to coordinate, develop and manage defined contribution services and related retirement products worldwide. The Company believes that the new division will be better able to focus the Company's efforts in this growing area of the business.

         The centerpiece of Retirement and Benefit Services is an Atlanta unit that provides a full range of administrative services to defined contribution plans, such as 401(k) plans, which represent the most rapidly growing segment of the U.S. retirement market. These services include custodian services, record keeping, administration, legal and compliance, and client employee education and communication services. Investment management is provided primarily through the sale of shares of funds managed by AIM and IFG, and interests in collective trust funds managed by various AMVESCAP entities. This defined contribution plan unit either sells its services on a full service basis, or it sells investment management services separately to clients who receive administration services from another provider.

         Retirement and Benefit Services also includes Institutional Trust Company, a specialized trust company which provides custodian and trust services to retirement accounts, the assets of which are invested in INVESCO or AIM funds or in collective trust funds established to meet specific investor or plan needs. The group also includes a financial services division to meet the needs of retirement plan participants through IRA rollovers utilizing the Company's fund products. Rounding out the group is an international division to market retirement and benefit services and products in international markets, with an initial focus on the United Kingdom and Poland.

         The Company's retirement services are distributed through four primary channels: a direct sales force calling on plan sponsors and consultants, alliances with other service providers that deliver the Company's investment products to their service accounts, broker-dealer distribution channels and strategic partnerships with other service providers.

COMPETITION

         The investment management business is highly competitive, with competition based on a variety of factors including the range of products offered, brand recognition, investment performance, business reputation, financial strength, the strength and continuity of institutional, management and producer relationships, quality of service, the level of fees charged for services and the level of commissions and other compensation paid and distribution support offered to financial intermediaries.

         The Company and its business units compete in every market in which they operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than the Company. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of the Company's competitors. Additionally, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into the Company's various lines of business around the world, including major banks, insurance companies and other financial institutions, have also resulted in increased competition. Competitors of the Company are also seeking to expand market share in different products and services offered by the Company. Additionally, the independent financial intermediaries who distribute certain of the Company's products also distribute numerous competing products, including products sponsored by the firms that employ such financial intermediaries.

         The Company believes that its recent substantial growth and multiple channels of distribution will enable it to compete effectively in the investment management business. The Company also believes that, over time, institutional investors will seek to reduce the number of specialist firms managing their assets and that larger firms, with the ability to manage funds in a number of different management styles and in a number of different markets, will have a competitive advantage. The Company believes that it is well positioned to capitalize on this trend.

REGULATION

         As with all investment management companies, the Company's operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant government agencies and industry self-regulatory authorities broad administrative discretion over the activities of the Company and its business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of the Company's business organizations or their key personnel, and the imposition of fines and censures. It is also possible that laws and regulations governing the Company's operations or particular investment products could be amended or interpreted in a manner that is adverse to the Company.

         The Company conducts substantial business operations in the U.S. where the securities business, and in particular, the investment management business, is one of the most highly regulated industries. Various business units of the Company in the U.S. and elsewhere are registered with the U.S. Securities and Exchange Commission (the "SEC") as investment advisers under the Investment Advisers Act of 1940, as amended, which broadly regulates disclosures made to clients, sets standards for performance measurement and the structure of fees paid for advisory services, and imposes significant record keeping and reporting obligations.

         Units of Managed Products also manage and distribute shares of investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"), a statute providing comprehensive regulation of nearly all aspects of such companies' operations. The 1940 Act governs the capital and management structure of U.S. registered investment companies, levels of compensation and methods of distribution of investment company shares. It also sets strict standards for required record keeping and periodic reporting to shareholders, and specifies disclosure obligations unique to such companies. The 1940 Act determines who can serve as directors of investment companies and imposes on such directors specific duties such as regular reviews of advisory agreements and distribution arrangements and the appointment of outside service providers. The exercise of these board responsibilities imposes much higher levels of corporate accountability on investment companies and their advisers.

         The U.S. securities laws and SEC and National Association of Securities Dealers, Inc. ("NASD") regulations also govern the Company's U.S. businesses through the regulation of broker-dealers created to market securities products and services, and transfer agents established to provide services to mutual fund shareholders. The Company's U.S. broker-dealers are subject to minimum net capital requirements and regulatory supervisory standards. In addition, certain of the Company's subsidiaries, including those in the U.S. and U.K., are required by various regulatory agencies to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital and the payment of dividends by such entities.

         In the U.S., officers, directors and employees of subsidiaries of the Company that are engaged in investment advisory and related activities are required by federal securities laws to adopt and enforce standards governing such individuals' personal investment activities, and are otherwise subject to strict controls designed to identify and reduce potential conflicts of interest between the interests of such individuals and those of such subsidiaries' clients.

         Many of the Company's U.S. operations are involved in the management of investment portfolios for corporate and municipal pension funds and, as a consequence, are subject to regulation by the U.S. Department of Labor under the Employee Retirement Income Security Act of 1974, as amended, and to various state and local laws governing the conduct of business with government entities and government officials.

         In the United Kingdom, the Company's principal investment management businesses are generally regulated by the Investment Management Regulatory Organisation ("IMRO") and the Personal Investment Authority ("PIA"), with respect to unit and investment trusts and related personal equity plan marketing activities. The Company's U.K. private client management business is regulated by the Securities and Futures Authority ("SFA"). Currently, IMRO, PIA and SFA are self-regulatory organizations operating under the U.K. Financial Services Authority; however, under new legislation which is currently being prepared, their functions will be taken over by the Financial Services Authority, which will act as an independent regulatory agency similar to the SEC. These organizations exercise broad discretion over the Company's U.K. operations and periodically examine these operations to ensure that adequate compliance procedures and controls are in effect.

         The Company's operations elsewhere in the world are regulated by similar regulatory organizations. Some regulatory authorities, notably the Securities and Futures Commission in Hong Kong, have entered into agreements with the SEC and IMRO to conduct joint inspections and share information concerning regulated entities doing business in multiple locations. Other regulators who potentially exert a significant impact on the Company's businesses around the world include the Ministry of Finance in Japan, the Banque de France and Commission des Operations de Bourse in France, the Central Bank of Ireland, the BAK in Germany, the Ontario Securities Commission in Canada and the financial regulatory authorities in Austria, Luxembourg, Germany and Jersey. The Company's principal German and Austrian operations are required by local regulations to have a banking license and thus are also subject to banking regulations.

         To the extent that existing or future regulations affecting the sale of the Company's products and services or the Company's investment strategies cause or contribute to reduced sales of the Company's products or impair the investment performance of the Company's products, the Company's aggregate assets under management and its revenues might be adversely affected.

EMPLOYEES

         As of December 31, 1998, AMVESCAP employed approximately 4,900 people, of which approximately 77% were located in North America.

ITEM 2.  DESCRIPTION OF PROPERTY

         The principal executive offices of the Company are located in leased office space at 11 Devonshire Square, London, EC2M 4YR, England. The Company's North American executive offices are located in leased office space at 1315 Peachtree Street, Atlanta, Georgia 30309. The Company generally leases space in the locations in which it conducts business. The Company considers its facilities generally sufficient to serve its anticipated business needs.

ITEM 3.  LEGAL PROCEEDINGS

         In the normal course of business, the Company is subject to various legal proceedings; however, in management's opinion, there are no legal proceedings pending against the Company or any of its subsidiaries which would have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

ITEM 4.  CONTROL OF REGISTRANT

         The Company is not directly or indirectly owned or controlled by any other corporations or by any foreign government. The Company is not aware of any arrangement, the operation of which might result in a change in the control of the Company.

         The following table discloses, as of March 5, 1999, holdings of Ordinary Shares by directors and executive officers of the Company and each owner of more than 10% of the Ordinary Shares of the Company of whom the Company has received notification:

                                                                                       PERCENT OF
                                                                                  OUTSTANDING ORDINARY
                                                           ORDINARY SHARES(1)            SHARES
Charles W. Brady (2) (3)                                           4,848,507                *
Charles T. Bauer (2) (3) (5)                                      47,622,935                7.1%
Sir John Banham                                                        1,000                *
The Hon. Michael D. Benson (3)                                        67,360                *
Joseph R. Canion                                                      72,394                *
Michael J. Cemo (2) (3) (6)                                        7,672,639                1.1%
Gary T. Crum (2) (3) (7)                                          34,223,864                5.1%
A. D. Frazier, Jr. (3)                                                    --                *
Robert H. Graham (2) (3) (8)                                      31,421,221                4.7%
Roberto de Guardiola (4)                                           2,666,886                *
Hubert L. Harris, Jr. (3)                                            116,200                *
Bevis Longstreth (9)                                                  70,440                *
Robert F. McCullough (3)                                              12,000                *
Stephen K. West                                                       97,461                *
Alexander M. White                                                   120,000                *
  Total Ordinary Shares owned by
  current directors and executive
  officers of the Company as a group
  (15 individuals) (2) (3)                                       129,012,907               19.2%

---------

*        Less than 1%

(1)      For additional information regarding ownership of stock options, see
         Item 12. "Options to Purchase Securities From Registrant or Subsidiaries". Ordinary Shares include shares held as ADSs.

(2) Other than the shares shown as held by Mr. Brady, represents shares issued to former AIM shareholders in February 1997 in connection with the AIM Merger. These Ordinary Shares and the Ordinary Shares held by Mr. Brady are subject to certain restrictions on transfer pursuant to a transfer restriction agreement (the "Transfer Restriction Agreement"; and each AIM shareholder party thereto and Mr. Brady, a "Party") entered into in November 1996 and effective as of February 28, 1997 (the "Effective Time"). With certain exceptions, including transfers to family members and upon death, Parties may not transfer Ordinary Shares held as of the Effective Time (or arising from options held at the Effective Time) except pursuant to a schedule permitting transfers of 10%, 5%, 5% and 20% of Ordinary Shares held at the Effective Time in the second, third, fourth and fifth years of the Transfer Restriction Agreement, respectively. Under the Transfer Restriction Agreement, the Company has a right of first refusal to purchase Ordinary Shares proposed to be sold by Parties with large shareholdings. Additionally, Parties may not transfer more than 2.5% of the Company's voting shares, either individually or together with other shareholders as part of a "group" (within the meaning of the Securities Act of 1933, as amended) or "concert party", within the meaning of the City Code on Takeovers and Mergers. The Transfer Restriction Agreement terminates on February 28, 2002 for all Parties other than Mr. Brady, whose restrictions terminate on February 28, 2001. This discussion does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the Transfer Restriction Agreement, which is filed as an exhibit to this Form 20-F.

(3) Excludes (a) interests of Messrs. Brady, Bauer, Benson, Cemo, Crum, Frazier, Graham, Harris and McCullough in the 7,782,738 Ordinary Shares held by the trustees of the AMVESCAP Global Stock Plan, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such plan (see Item 11. "Compensation of Directors and Officers-- AMVESCAP Global Stock Plan") and the 31,935,136 Ordinary Shares held by the trustees of the AMVESCAP Executive Share Option Schemes, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such schemes (see Item 12. "Options to Purchase Securities from Registrant or Subsidiaries") and (b) interests of Messrs. Brady, Frazier, Harris and McCullough in the 12,997,064 Ordinary Shares held by the trustees of the AMVESCAP Employee Stock Ownership Plan, in which such officers may be deemed to be interested by virtue of their participation in such plan.

(4) Mr. de Guardiola's share interest arises as a result of his being a discretionary beneficiary of a trust which is the owner of Harley Services Limited, the owner of the Ordinary Shares.

(5) Includes (a) 1,851,153 Ordinary Shares owned by Mr. Bauer's wife, as to which Mr. Bauer disclaims beneficial ownership, (b) 682,246 Ordinary Shares owned by a trust of which Mr. Bauer's wife serves as co-trustee with Mr. Crum and (c) 558,300 Ordinary Shares owned by a non-profit corporation of which Mr. Bauer serves as president.

(6) Includes 500,000 Ordinary Shares owned by a non-profit corporation of which Mr. Cemo serves as an executive officer.

(7) Includes (a) 700,000 Ordinary Shares owned by a non-profit corporation of which Mr. Crum serves as president, (b) 7,567,809 Ordinary Shares owned by a limited partnership with a limited liability corporation as its general partner of which Mr. Crum serves as chief executive officer, (c) 211,577 Ordinary Shares, 562,032 Ordinary Shares and 2,270,580 Ordinary Shares owned, respectively, by three trusts of which Mr. Crum is trustee, and (d) 682,246 Ordinary Shares owned by a trust of which Mr. Crum is co-trustee with Mr. Bauer's wife.

(8) Includes (a) 6,661 Ordinary Shares owned by Mr. Graham's wife, (b) 30,368,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner, and (c) 442,620 Ordinary Shares owned by a limited partnership with a trust as its general partner of which Mr. Graham serves as trustee.

(9) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.

         Pursuant to the terms of a voting agreement entered into in connection with the AIM Merger, certain former shareholders of AIM and their spouses and certain current directors of the Company have agreed to exercise the votes that they will have as directors and shareholders in such a way as to maintain the composition of the Company's board of directors, as between representatives selected by certain parties affiliated with AMVESCAP and representatives selected by certain parties affiliated with AIM, as it existed at the time of (and after giving effect to) the AIM Merger. The parties to the voting agreement have also agreed to vote their shares at any general meeting of the Company on resolutions (other than resolutions in respect of the election of members of the board of directors of the Company) in the same proportion as the votes cast by unaffiliated shareholders (primarily, shareholders who are not party to the voting agreement), provided that any such resolution has been approved by two-thirds of the members of the Company's board of directors. These shareholders have also entered into a standstill agreement pursuant to which they have agreed not to take certain actions that might lead to a change in control of the Company without the consent of at least two-thirds of all the members of the Company's board of directors. The Company has received notification that, as of March 5, 1999, the parties to the voting agreement beneficially owned an aggregate of 181,314,975 Ordinary Shares, 27.0% of the total outstanding Ordinary Shares of the Company. The foregoing summary does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the voting agreement and the standstill agreement, which are filed as exhibits to this Form 20-F.

ITEM 5.  NATURE OF TRADING MARKET

         The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the LSE, based on its Daily Price Official List, and the high and low reported sale prices for the ADSs on the NYSE at the closing of each trading day. The Ordinary Shares have been listed on the LSE since 1965 and on the SBF - Paris Bourse since September 16, 1998, and are reported under the symbol "AVZ". The ADSs have been listed and traded on the NYSE since August 25, 1995, under the symbol "AVZ".
Each ADS represents five Ordinary Shares.

                                        ORDINARY SHARES                  ADSs(1)
                                   ----------------------        ----------------------
                                    HIGH           LOW            HIGH             LOW
                                   -------        -------        ------          ------
1997
First Quarter...............       364.50p        252.00p        $29.44          $21.82
Second Quarter..............       356.50         313.00          29.25           25.63
Third Quarter...............       414.50         357.50          33.75           29.25
Fourth Quarter..............       525.50         366.50          43.13           31.50

1998
First Quarter...............       667.00p        470.00p        $55.00          $38.81
Second Quarter..............       743.00         584.50          62.25           48.31
Third Quarter...............       730.00         337.75          58.75           29.00
Fourth Quarter..............       493.75         263.00          41.00           21.56

---------
(1) ADS prices have been adjusted to reflect the one-for-two adjustment to the Ordinary Share per ADS ratio effected in April 1998.

         A total of 671,929,187 Ordinary Shares were issued and outstanding on March 5, 1999, of which 189,178,902 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in ADR form) and 21,471,595 Ordinary Shares were represented by ADSs evidenced by ADRs issued by The Bank of New York as depositary. On March 5, 1999, the number of holders of record of the Ordinary Shares was 13,383, the number of holders of record of Ordinary Shares in the U.S. was 234 and the number of registered holders of the ADSs was 54. Because certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of the beneficial holders.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are currently no U.K. or U.S. foreign exchange control restrictions on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of the Company's operations.

         There are currently no restrictions under the Company's Memorandum and Articles of Association or under English law which limit the rights of non-resident or foreign owners to freely hold, vote and transfer Ordinary Shares in the same manner as U.K. residents or nationals.

ITEM 7.  TAXATION

         The following discussion generally summarizes the principal U.S. federal income tax and U.K. tax consequences to beneficial owners of the Ordinary Shares or ADSs (evidenced by ADRs) that are subject to U.S. federal income tax on worldwide income, regardless of source ("U.S. Holders") and are not resident or ordinarily resident in the U.K., of the purchase, ownership and disposition of Ordinary Shares or ADSs. Because this is a general summary, investors in Ordinary Shares or ADSs who are U.S. Holders are advised to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences and U.K. tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs applicable to their particular tax situations.

         The statements of U.S. federal income tax and U.K. tax laws set out below are based (a) on the laws and conventions in force and as interpreted by the relevant taxation authorities, as of the date of this Form 20-F, and are subject to any changes (which may apply retroactively) in U.S. or U.K. law or in the interpretation thereof by the relevant taxation authorities, or in the conventions between the U.K. and the U.S. relating to income and capital gains (the "U.S. Treaty") and estate and gift taxes (the "U.S. Estate Tax Treaty") occurring after such date and (b) in part, on representations of the Depositary and on the assumption that each obligation in the amended and restated deposit agreement, dated as of November 2, 1998, among the Company, the Depositary and the holders of ADRs issued thereunder (the "Deposit Agreement") and any related agreement will be performed in accordance with its terms.

         This summary does not address the laws of any state or locality or any government (other than the U.K. and the U.S.). Further, this summary does not address the tax consequences to special classes of taxpayers that are subject to special rules, including without limitation, for U.S. tax purposes, (i) dealers in securities or currencies, (ii) persons that hold their Ordinary Shares or ADSs as part of a straddle, hedging or conversion transaction, (iii) persons whose functional currency is other than the U.S. dollar, (iv) tax-exempt investors, (v) persons that own 10% or more of the voting stock of the Company, or (vi) persons who hold the Ordinary Shares or ADSs in a manner which is effectively connected with a permanent establishment in the U.K. through which such U.S. Holder carries on business, or with a fixed base in the U.K. from which such U.S. Holder performs independent personal services. Except to the limited extent discussed below, it does not consider any U.S. tax or U.K. tax consequences to a person other than a U.S. Holder.

         For purposes of the treaties mentioned above and the U.S. Internal Revenue Code (the "Code"), U.S. Holders will be treated as the owners of the Ordinary Shares represented by ADSs (evidenced by ADRs). Accordingly, except as noted below, the U.K. tax and U.S. federal income tax consequences discussed below apply equally to beneficial owners cf both Ordinary Shares and ADSs that are U.S. Holders.

TAXATION OF DIVIDENDS

         Under U.K. law, no tax is required to be withheld by the Company from any dividend paid by the Company in respect of Ordinary Shares or ADSs.

         DIVIDENDS PAID BEFORE APRIL 6, 1999

         The Company is liable to account to the U.K. Inland Revenue for advance corporation tax ("ACT") at a rate of one-quarter of the dividend paid. The dividends paid by the Company come with an attached tax credit equal to the ACT paid. A shareholder's liability to U.K. income tax is calculated on the sum of the dividend and the tax credit with the tax credit generally available for offset against the tax liability.

         Under the U.K. Finance Act 1994, a company which is resident in the U.K. for U.K. tax purposes may elect to pay a dividend as a foreign income dividend. The Company made this election in relation to all dividends paid in 1996, 1997 and 1998. The consequence of an election to pay a dividend as a foreign income dividend is that the dividend does not carry a reclaimable tax credit.

         U.S. HOLDERS. The provisions under which a U.S. Holder may reclaim any part of a tax credit to which it is entitled under the U.S. Treaty have no application in the case of foreign income dividends because such dividends do not carry a tax credit. Accordingly, repayments of U.K. tax will not be made in relation to foreign income dividends.

         DIVIDENDS PAID ON OR AFTER APRIL 6, 1999

         The foreign income dividend scheme is abolished beginning April 6, 1999, thus all dividends paid on or after this date will carry tax credits. Additionally, the rate of tax credit for dividends will be reduced to 10% of the aggregate of the dividend and the tax credit itself (equivalent to one-ninth of the cash dividend). At the same time, the rate of tax charged on the dividends will be reduced such that the tax position of a U.K. resident shareholder will be broadly the same, other than that the tax credits will no longer be repayable to U.K. resident persons with no tax liability. For example, a U.K. resident shareholder who is liable to pay income tax at the Schedule F upper rate (32.5% from April 6, 1999) who receives a dividend of pounds sterling 90 would be liable to pay pounds sterling 22.50 of tax, i.e., 32.5% of pounds sterling 100 (pounds sterling 90 plus the pounds sterling 10 tax credit) less the pounds sterling 10 tax credit (one-ninth of the pounds sterling 90 dividend).

         U.S. HOLDERS. A U.S. Holder will no longer be able to reclaim any part of the tax credit related to dividends. Under the terms of the U.S. Treaty, dividend payments to holders of less than 10% of the voting stock of the Company will be reduced by a maximum withholding amount of 15% of the total of the dividend and the accompanying tax credit. For such shareholders the repayable tax credit may not be reclaimed but the excess of the withholding tax (15% of the total dividend and the accompanying tax credit) over the tax credit (one-ninth of the dividend) is not collected and does not reduce the dividend payable.

         Pursuant to the U.S. Treaty, the aggregate of the dividend and the tax credit shall be treated as a dividend for U.S. tax credit purposes. The U.S. taxation liability may be reduced by a claim for credit for the U.K. withholding tax suffered. Since a foreign income dividend does not carry a reclaimable tax credit, the receipt of a dividend with an accompanying tax credit should result in a net cash benefit to the U.S. Holder in comparison to a receipt of a foreign income dividend of the same amount.

OTHER U.S. TAX ISSUES

         Dividends on Ordinary Shares or with respect to ADSs (including the related tax credit amount) will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes. Such dividends will generally not (except for certain 10% corporate shareholders) be eligible for the dividends received deduction allowed to U.S. corporations. The amount of dividend income for a U.S. Holder will be the dollar value of the dividend payable on the date of receipt by the Depositary, regardless of whether the dividend is converted into dollars. Foreign currency exchange gain or loss, if any, realized on a sale or other disposition of pounds sterling sterling will be ordinary income or loss to the U.S. Holder.

         Subject to certain limitations, the 15% U.K. withholding tax on dividends will be treated for U.S. tax purposes as a U.K. withholding tax that may be claimed as a credit against the U.S. federal income tax liability of the U.S. Holder. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income".

Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

TAXATION OF CAPITAL GAINS

         U.S. Holders of ADSs or Ordinary Shares who are U.S. resident individuals or U.S. corporations, and who are not resident or ordinarily resident in the U.K. for U.K. tax purposes, will not be liable for U.K. taxation on capital gains realized on the disposal of their ADSs or Ordinary Shares unless the U.S. Holder carries on a trade through a U.K. branch or agency which constitutes a permanent establishment or fixed base as defined in the U.S. Treaty and the ADSs or Ordinary Shares are used, held or acquired for, or for the purposes of, the trade carried on through, that branch or agency.

         A U.S. Holder will, upon the sale or exchange of an ADS or Ordinary Share, generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADS or Ordinary Share. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if the ADS or Ordinary Share has been held for more than one year on the date of the sale or exchange. Any gain recognized by a U.S. Holder will generally be treated as U.S. source income.

         Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses (i.e., corporations may only deduct capital losses to the extent of available capital gains). Individuals and certain other non-corporate taxpayers are subject to U.S. federal income tax at a lower rate on long term capital gains than on items of ordinary income. Beginning after December 31, 2000, gains from the sale of an ADS or Ordinary Share by non-corporate shareholders that has been held for more than five years will qualify for an additional preferential capital gains rate.

ESTATE AND GIFT TAX/INHERITANCE TAX

         Ordinary Shares or ADSs held by an individual who is domiciled for the purposes of the U.S. Estate Tax Treaty in the U.S. and is not for the purposes of such treaty a national of the U.K. will not generally be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of the Ordinary Shares or ADSs provided that any applicable U.S. federal gift or estate tax liability is paid except where the Ordinary Shares or ADSs are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the U.S. and was not a national of the U.K.), are part of the business property of a permanent establishment in the U.K. or are related to a fixed base in the U.K. of a person providing independent personal services. If relief from a charge to U.K. inheritance tax is not available under the U.S. Estate Tax Treaty, U.K. inheritance tax may be charged if the Ordinary Shares or ADSs comprise part of an individual's estate on death or are the subject of a gift (including a transfer at less than fair market value). Special rules apply to trusts. In the unusual case where Ordinary Shares or ADSs are subject to both U.K. inheritance tax and U.S. federal estate or gift tax, the U.S. Estate Tax Treaty generally provides for tax paid in the U.K. to be credited against tax payable in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in the U.S. Estate Tax Treaty.

INFORMATION REPORTING

         In general, U.S. information reporting requirements will apply to dividends paid in respect of the Ordinary Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Ordinary Shares or ADSs within the U.S. by non-corporate U.S. Holders.

U.K. STAMP DUTY AND STAMP DUTY RESERVE TAX

         U.K. stamp duty at the rate of pounds sterling 1.50 per pounds sterling 100 (or part thereof) or stamp duty reserve tax ("SDRT") at the rate of 1.5% will be payable on the transfer or issue of Ordinary Shares (i) to a person whose business is or includes the provision of clearance services or the nominee or agent of such a person or (ii) to a person whose business is or includes issuing depositary receipts or the nominee or agent of such a person. This would include transfers to the Depositary for deposit under the Deposit Agreement. Stamp duty and SDRT are not charged in certain circumstances on transfers to intermediaries (as defined by the U.K. Finance Act 1986, as amended). In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian of the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the transferor or issuer of the Ordinary Shares. On the transfer or issue of further Ordinary Shares to the Depositary, U.K. stamp duty or SDRT may be payable by the Depositary, and under the Deposit Agreement the holders of ADRs representing such additional Ordinary Shares must pay an amount equal to such duty or tax to the Depositary.

         No U.K. stamp duty will be payable on any transfer of an ADS, provided that the ADS (and any separate instrument of transfer) remains at all times outside the U.K. and that the instrument of transfer is not executed in the U.K. An agreement to transfer ADSs will not give rise to a liability to SDRT. A transfer from the Depositary to an ADS holder of the underlying Ordinary Shares, when such ADS holder is not transferring beneficial ownership, will be subject to U.K. stamp duty at the rate of 50p per transfer. A transfer from the Depositary directly to a purchaser from an ADS holder will require the purchaser of such shares to pay ad valorem stamp duty. The current rate of ad valorem stamp duty on the transfer of shares is 50p per pounds sterling 100
(or part thereof) of the purchase price of the shares.

         Except as mentioned above, no U.K. stamp duty or SDRT will be payable in connection with any transfer of, or agreement to transfer, ADSs. Transfers of Ordinary Shares (as opposed to ADSs), however, will normally give rise to stamp duty generally at the rate of 50p per pounds sterling 100 (or part thereof) of the purchase price. Stamp duty is normally a liability of the purchaser. An agreement to transfer Ordinary Shares or any interest therein will normally give rise to a charge to SDRT at the rate of 0.5% of the consideration for the Ordinary Shares or interest therein unless an instrument of transfer of the Ordinary Shares is executed in pursuance of the agreement and the appropriate amount of stamp duty is paid on the transfer. SDRT is in general payable by the purchaser.

         ALL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.K. AND U.S. FEDERAL, STATE AND LOCAL TAX AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR ADSs WITH PARTICULAR REFERENCE TO THEIR SPECIFIC CIRCUMSTANCES.

ITEM 8.  SELECTED FINANCIAL DATA

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following tables present selected consolidated financial information for the Company as of and for the five fiscal years ended December 31, 1998. The financial statement information as of and for each of the years in the five year period ended December 31, 1998, has been derived from the Consolidated Financial Statements, which for each year in such five year period, have been audited by Arthur Andersen, independent auditors. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see
Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary of Differences Between U.K. GAAP and U.S. GAAP" and Note 25 to the Consolidated Financial Statements. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                    1998(1)      1997(2)          1996           1995          1994
                                                  ---------------------------------------------------------------------
                                                         (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND ADS DATA)
PROFIT AND LOSS DATA:
Amounts in accordance with U.K. GAAP
   Revenues..............................          L802,172      L530,659        L236,235       L192,105       L178,587
   Operating profit before exceptional
      item...............................           236,095       186,086          64,259         48,705         37,617
   Exceptional item......................           (48,600)           --              --            700          2,300
   Profit before taxation................           161,478       177,293          65,981         50,425         39,718
   Profit for the financial year.........            94,105       117,014          44,995         36,198         30,764
   Earnings per Ordinary Share:
           basic.........................              15.7p         22.7p           17.7p          14.6p          12.5p
           diluted.......................              14.7p         20.8p           16.1p          13.3p          11.6p
   Earnings per Ordinary Share:
      before exceptional item and
      goodwill amortization:
           basic.........................              26.0p         22.7p           17.7p          14.3p          11.6p
           diluted.......................              24.3p         20.8p           16.1p          13.1p          10.8p
   Earnings per ADS (3)..................
           basic.........................              78.5p        113.5p           88.5p          73.0p          62.5p
           diluted.......................              73.5p        104.0p           80.5p          66.5p          58.0p

Approximate amounts in accordance
with U.S. GAAP
   Profit for the financial year.........            44,251        68,953          31,052         23,577         19,944
   Earnings per Ordinary Share:
           basic.........................                 7p           13p             12p             9p             8p
           diluted.......................                 7p           12p             11p             9p             8p
   Earnings per ADS (3)..................
           basic.........................                35p           65p             60p            45p            40p
           diluted.......................                35p           60p             55p            45p            40p


L    Refers to pounds sterling

                                                                                 DECEMBER 31,
                                                  1998(1)           1997(2)            1996           1995               1994
                                                --------------------------------------------------------------------------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Amounts in accordance with U.K.
GAAP
     Total Assets .......................        L1,610,815         L420,848          L370,384       L210,555           L202,616
     Current maturities of debt..........             7,195           25,991           132,055             --                 --
     Long-term debt, excluding current
        maturities.......................           686,010          203,598            27,415         34,309             38,792
     Capital and Reserves................           330,970          (21,462)          112,362         94,924             66,914
Approximate amounts in accordance
with U.S. GAAP
     Capital and Reserves................         1,255,106          996,362           139,882        160,924            151,259

                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                   1998(1)          1997(2)             1996          1995               1994
                                                 -------------------------------------------------------------------------------
                                                                                    (IN THOUSANDS)
OTHER DATA:

Amounts in accordance with U.K.
GAAP
     Cash provided by Operations.........         L 159,861         L234,000         L  54,289       L 54,870           L 29,919
      EBITDA(4)..........................           309,459          218,689            74,003         59,186             45,007

Approximate amounts in accordance
with U.S. GAAP
     EBITDA(4)...........................           281,112          214,625            74,309         60,350             46,925

                                                                       DECEMBER 31,
                                                 --------------------------------------------------------
                                                  1998(1)      1997(2)      1996        1995       1994
                                                                       (IN MILLIONS)
Total assets under                               $275,405     $192,245     $94,483    $83,555     $65,266
   management at year end

-----------
(1) Includes the results of GT from June 1, 1998, through December 31, 1998. The Company acquired GT on May 29, 1998. For a description of the GT Acquisition and its impact on the 1998 financial results of the Company, see Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Consolidated Financial Statements.

(2) Includes the results of AIM from March 1, 1997, through December 31, 1997. The Company acquired AIM on February 28, 1997. For a description of this acquisition and its impact on the 1997 financial results of the Company, see Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Consolidated Financial Statements.

(3) All per ADS data has been adjusted to reflect the one-for-two adjustment to the Ordinary Share per ADS ratio in April 1998. One ADS is equivalent to five Ordinary Shares.

(4) EBITDA consists of profit before taxation and exceptional item and excluding interest payable, depreciation and amortization charges. EBITDA is presented because the Company believes that EBITDA may be useful to investors as an indicator of funds available to the Company, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to (i) operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP) as an indicator of the Company's operating performance, (ii) cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP) as a measure

L    Refers to pounds sterling
         of liquidity or (iii) other consolidated profit or cash flow statement data determined in accordance with U.K. GAAP or U.S. GAAP.

DIVIDENDS

         The Company's practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of the Board of Directors of the Company, and the final dividend is payable after approval of the Company's financial statements and such dividend by the shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration and payment of any future dividends, and the amount thereof, will be declared or recommended by the Board of Directors of the Company and will depend upon, among other factors, the Company's earnings, financial condition and capital requirements at the time such declaration and payment are considered. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" for a discussion of restrictions on the Company's ability to declare dividends.

          The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated, and translated into U.S. dollars per ADS:

YEAR ENDED                           PENCE PER ORDINARY SHARE(1)                    U.S. CENTS PER ADS(1)(2)
                               --------------------------------------       ---------------------------------------

 DECEMBER 31,                  INTERIM          FINAL           TOTAL       INTERIM          FINAL            TOTAL
-------------                  -------          -----           -----       -------          -----            -----
1994                             1.25            3.50(3)         4.75        10.15           27.95(3)         38.10
1995(3)                          1.75            4.00            5.75        13.90           31.15            45.05
1996(3)                          2.00            4.00            6.00        15.65           33.15            48.80
1997(3)                          2.50            4.50            7.00        20.20           36.86            57.06
1998                             3.00(3)         5.00            8.00        25.27(3)             (4)              (4)

---------------------
(1)      For information on taxes applicable to dividends, see Item 7.
         "Taxation".

(2) Based on Noon Buying Rates in effect at the respective payment dates, and adjusted to reflect the one-for-two adjustment to the Ordinary Share per ADS ratio in April 1998.

(3)      Paid as a foreign income dividend.

(4) The final dividend for 1998 is payable on July 7, 1999, and hence no currency translation presently can be made.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information and the Consolidated Financial Statements and the related notes thereto included elsewhere in this Form 20-F. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "-- Summary of Differences Between U.K. GAAP and U.S. GAAP" below and Note 25 to the Consolidated Financial Statements.

GENERAL

         The Company is one of the world's largest independent investment management groups. The Company derives its revenues primarily from fees for investment advisory services provided to institutional clients, open-end funds (including U.S. mutual funds and European and Asian unit trusts), closed-end funds (including U.S. closed-end funds and U.K. investment trusts), collective accounts (including U.S. trust company collective funds), high net-worth individuals and U.S. "wrap" accounts. In addition, it derives revenues from fees for services, which include distribution, trustee and transfer agent services. The Company also earns revenues from front-end fees and commissions related to trading activities.

         The Company's operating expenses primarily consist of compensation, technology and marketing expenses. A significant portion of these expenses are variable in nature which allows the Company greater flexibility to maintain costs consistent with revenue streams.

         On May 29, 1998, the Company completed the acquisition of GT. The total consideration payable in connection with the GT Acquisition was pounds sterling 510.0 million, part of which was paid through the issuance of 42.5 million Ordinary Shares. The cash consideration of pounds sterling 236.2 million for the GT Acquisition was funded through the net proceeds from the issuance of an aggregate of $650 million of senior unsecured notes due 2003 and 2005 and funds available from existing credit facilities. Transaction costs associated with the GT Acquisition were capitalized and included in goodwill. The pounds sterling 48.6 million estimated cost of integrating the business of GT into the Company's businesses was reflected in the Consolidated Financial Statements as an exceptional item.

         In February 1997, the Company completed the acquisition of AIM, which became a subsidiary of the Company. The total consideration payable in connection with the AIM Merger was pounds sterling 1.1 billion, part of which was paid through the issuance of approximately 252.3 million Ordinary Shares and the grant of options on approximately 37.7 million Ordinary Shares. See
Note 2 to the Consolidated Financial Statements. AIM's results are reflected in the Consolidated Financial Statements beginning March 1, 1997.

         During 1998, the Company was organized in four operating groups: (1) Managed Products, (2) U.S. Institutional, (3) INVESCO Global and (4) Retirement and Benefit Services. The following is an analysis of the changes in assets under management by operating group over the last three years.

                       CHANGES IN ASSETS UNDER MANAGEMENT

                                                           MANAGED PRODUCTS         U.S.         INVESCO     RETIREMENT
                                           TOTAL          AIM        INVESCO   INSTITUTIONAL      GLOBAL    AND BENEFIT
                                                                                                              SERVICES
                                                                            (IN MILLIONS)
Assets under management at
December 31, 1995 ...................    $  83,555     $      --     $  13,639     $  52,487     $  14,730     $   2,699
Market gains ........................       10,205            --         2,220         7,025           533           427
Net new (lost) business .............           46            --           385          (400)         (346)          407
Transfer ............................           --            --          (302)          126           176            --
Foreign currency (1) ................          677     $      --            --            --           677            --
                                         ---------     ---------     ---------     ---------     ---------     ---------
Assets under management at
December 31, 1996 ...................    $  94,483     $      --     $  15,942     $  59,238     $  15,770     $   3,533
AIM balance at February 28, 1997 ....       67,189        67,189            --            --            --            --
Market gains ........................       23,448         7,526         3,297        11,314           555           756
Net new (lost) business .............        7,824         7,096           (43)       (2,092)        2,252           611
Transfer ............................           --         1,599        (1,599)         (564)          564            --
Foreign currency (1) ................         (699)          (50)           37            --          (686)           --
                                         ---------     ---------     ---------     ---------     ---------     ---------
Assets under management at
December 31, 1997 ...................    $ 192,245     $  83,360     $  17,634     $  67,896     $  18,455     $   4,900
GT balance at May 29, 1998 ..........       46,762         9,834           427        19,173        17,328            --
Market gains ........................       26,151        11,426         3,325         9,646         1,132           622
Net new (lost) business .............        4,642         2,673         1,607        (3,121)        2,721           762
Change in U.S. Money Market Funds ...        4,695         4,404            --           291            --            --
Foreign currency (1) ................          910          (177)           --            --         1,087            --
                                         ---------     ---------     ---------     ---------     ---------     ---------
Assets under management at
     December 31, 1998 ..............    $ 275,405     $ 111,520     $  22,993     $  93,885     $  40,723     $   6,284
                                         =========     =========     =========     =========     =========     =========

----------------------
(1) The exchange movement results from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

RESULTS OF OPERATIONS

         The following is a summary of operating profit data by operating group before goodwill amortization and exceptional item (1):

                                                            FOR THE YEAR ENDED DECEMBER 31, 1998(2)
                                                                         (IN THOUSANDS)

                                                  REVENUES                 EXPENSES             OPERATING PROFIT

Managed Products.......................            L488,936                L(290,562)                L198,374
U.S. Institutional.....................             143,221                  (88,027)                  55,194
INVESCO Global.........................             150,511                 (118,784)                  31,727
Retirement and Benefit Services........              19,504                  (20,630)                  (1,126)
                                                 ----------               ----------               ----------
                                                    802,172                 (518,003)                 284,169
Corporate..............................                  --                  (26,853)                 (26,853)
                                                 ----------              -----------               ----------
                                                    802,172                 (544,856)                 257,316
                                                 ----------              -----------               ----------
Goodwill Amortization..................                  --                  (21,221)                 (21,221)
                                                 ----------              -----------               ----------
                                                   L802,172                L(566,077)                L236,095
                                                 ==========              ===========               ==========

                                                       FOR THE YEAR ENDED DECEMBER 31, 1997(3)
                                                                     (IN THOUSANDS)
                                                  REVENUES            EXPENSES        OPERATING PROFIT

Managed Products.......................            L339,361           L(178,914)           L160,447
U.S. Institutional.....................              99,939             (54,275)             45,664
INVESCO Global.........................              77,793             (70,533)              7,260
Retirement and Benefit Services........              13,297             (20,000)             (6,703)
                                                 ----------         -----------          ----------
                                                    530,390            (323,722)            206,668
Corporate..............................                 269             (20,851)            (20,582)
                                                 ----------         -----------          ----------
                                                   L530,659           L(344,573)           L186,086
                                                 ==========         ===========          ==========

                                                         FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                  (IN THOUSANDS)
                                                 REVENUES             EXPENSES        OPERATING PROFIT

Managed Products.......................           L 75,257           L (43,670)           L 31,587
U.S. Institutional.....................             90,529             (44,371)             46,158
INVESCO Global.........................             62,135             (57,863)              4,272
Retirement and Benefit Services........              8,239             (12,221)             (3,982)
                                                ----------          ----------           ---------
                                                   236,160            (158,125)             78,035
Corporate..............................                 75             (13,851)            (13,776)
                                                ----------          ----------           ---------
                                                  L236,235           L(171,976)            L64,259
                                                ==========          ==========           =========

----------------------
(1) Segment information for 1996 and 1997 has been reclassified to conform with the Company's new operating group structure, which became effective on January 1, 1998.

(2) Includes the results of GT from June 1, 1998 through December 31, 1998. The Company acquired GT on May 29, 1998.

(3) Includes the results of AIM from March 1, 1997 through December 31, 1997. The Company acquired AIM on February 28, 1997.

 L       Refers to pounds sterling

         1998 COMPARED TO 1997

         INTRODUCTION. The Company completed the GT Acquisition on May 29, 1998. The results of GT have been included in the Company's financial statements from June 1, 1998. The GT Acquisition added to the Company's competitive position in the global markets, particularly in Germany, Canada and Asia, and provided expanded products and distribution capabilities. With this transaction, AMVESCAP strengthened its position as one of the few independent global investment management companies.

         ASSETS UNDER MANAGEMENT. Assets under management were $275.4 billion at the end of 1998, including assets $46.8 billion of acquired in the GT Acquisition. This reflects an increase of 43.3% over the period. Market gains provided $26.2 billion of the increase in assets under management. Net new business of $4.6 billion also contributed to the increase.

         OPERATING RESULTS. Revenues increased by 51.2% during 1998 due to the GT Acquisition, market growth and net sales. All operating divisions achieved record levels of revenues in 1998.

         Expenses before exceptional item for the Company increased by 58.1% over 1997. The majority of this increase was due to increases in staff costs associated with increased headcount and higher compensation, particularly performance related compensation. Other operating expenses increased during 1998 as a result of the increased cost of marketing the Company's products, providing client services and providing technology to support the Company's businesses. Variable costs accounted for approximately 30.0% of total expenses, reflecting the Company's ability to control costs in accordance with market fluctuations.

         Profit before tax, goodwill amortization and exceptional item of the Company increased 30.5% to pounds sterling 231.3 million in 1998 from pounds sterling 177.3 million in 1997. Earnings per share before goodwill amortization and exceptional item increased 14.5% to 26.0p for 1998 from 22.7p for 1997. Diluted earnings per share before goodwill amortization and exceptional item increased 16.8% to 24.3p for 1998 from 20.8p for 1997.

         The businesses of GT have been reorganized, integrated and merged into AMVESCAP business units. The operating results and cash flows of the AMVESCAP business units do not separately segregate the former GT operations. The cost of this integration program is pounds sterling 48.6 million, which was recorded as an exceptional item in 1998. Integration costs include staff retention and redundancy payments and expenses associated with terminating lease arrangements for excess office space. The integration is expected to take up to 18 months from June 1998, with the major activities to be completed by June 1999. Transaction costs associated with the GT Acquisition were capitalized and included in goodwill. The amortization of goodwill arising from the GT Acquisition reduced the Company's earnings for 1998 by pounds sterling 21.2 million (3.5p per share).

         The Company has significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, the results of the Company can be materially affected by the U.S. dollar to pounds sterling exchange rate. It is not the Company's policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect the results of the Company. The average U.S. dollar to pounds sterling exchange rate in 1998 was$1.66 per pounds sterling 1.00, compared with $1.64 per pounds sterling 1.00 in 1997.

         MANAGED PRODUCTS. Revenues and operating profits for Managed Products reached record levels in 1998. Revenues increased 44.0% primarily due to the GT Global acquisition, market appreciation and net sales. AIM and IFG had gross retail sales of $16.2 billion and $10.9 billion, respectively, during 1998 and both units had positive net flows during the year. Operating profit increased 23.6% during 1998.

         U.S. INSTITUTIONAL. The group produced record results for 1998. Revenues for U.S. Institutional increased 43.3% primarily due to increases in assets under management. Assets under management increased by $26.0 billion primarily due to the GT Acquisition and market appreciation, which were partially offset by a net loss of business. While the group continues to experience a loss of assets caused by the shift to index products from actively managed accounts, the flow from active to passive management has declined and the group continues to rank among the largest active-only asset managers in the U.S. based on assets under management. Marketing activity by U.S. Institutional produced record levels of new business and 130 new clients during 1998. The acquisition of GT enhanced the group's product lines and provided other synergies for its business. Operating profit for U.S. Institutional increased 20.8% during 1998.

         INVESCO GLOBAL. INVESCO Global's assets under management increased primarily as a result of the GT Acquisition, which provided increased market positions in several important areas and added over $17 billion in new assets under management. This asset growth resulted in 93.5% growth in INVESCO Global's revenues during 1998. Operating profits of INVESCO Global increased to pounds sterling 31.7 million during 1998, reaching an operating profit margin of 21.1% for 1998. The Asian markets continued to be very volatile during 1998; however, the group's retail and institutional new business activity remained sound. The group's retail sales, particularly in France, were favorable compared to prior year sales levels.

         RETIREMENT AND BENEFIT SERVICES. Retirement and Benefit Services generated over $1.3 billion in net new business for various units of AMVESCAP during 1998 and was responsible for over $6.2 billion in assets under management for all distribution channels. The group services 350 separate retirement plans with approximately 260,000 plan participants.

         CORPORATE. Corporate expenses increased during 1998 due to expenditures in Company-wide technology initiatives, development efforts in Continental Europe and international defined contribution activities.

         TAXATION. The effective income tax rate for the Company on profit after goodwill amortization and exceptional item increased to 41.7% in 1998 from 34% in 1997. The increase in the tax rate was due to goodwill amortization for financial statement purposes, which is not deductible for tax purposes, and the Company's inability to recognize deferred tax assets on a significant portion of the exceptional item. Both the goodwill amortization and the exceptional item resulted from the GT Acquisition.

         After adjusting for goodwill amortization and exceptional item, the Company's effective income tax rate on ordinary profit (profit before goodwill amortization and exceptional item) decreased to 32.5% in 1998 from 34% in 1997. The decrease in the tax rate was primarily due to the Company's recognition of benefits related to the exercise of stock options and the recognition of certain deferred tax assets.

         The majority of the Company's 1998 profits arose in the U.S. and are taxed at rates that are higher than in the U.K. The current federal income tax rate in the U.S. is 35% compared to the U.K. tax rate of 31%.

         1997 COMPARED TO 1996

         INTRODUCTION. Equity markets in Europe and the U.S. recorded another year of strong growth. This was partially offset by turmoil in the Asian markets during the fourth quarter of 1997. For AMVESCAP, this volatility, while a concern, did not materially impact the Company's results due to the significant influence of the U.S. markets on the operations of the Company. The general market appreciation in the U.S. and Europe, along with the completion of the AIM Merger combined to produce record results for the Company in 1997.

         ASSETS UNDER MANAGEMENT. Assets under management were $192 billion at the end of 1997, including assets acquired during the AIM Merger. This reflects an increase of 103% over the period. Excluding acquired assets, market gains provided $23 billion of the increase in assets under management.
Net new business of $8 billion also contributed to the increase.

         OPERATING RESULTS. Revenues increased by 125%, 109% of which was due to the AIM Merger. Growth in revenues was achieved across all operating divisions, particularly in the U.S. due to strong market growth and net sales.

         Expenses for the Company increased by 100% over 1996; when the impact of the AIM Merger was removed, the underlying increase in expenses was 25%. The majority of this increase was the result of higher staff costs in the form of both increased headcount and higher compensation, particularly performance related compensation. Variable costs accounted for 32% of total expenses, up from 21% in 1996, which gave the Company greater flexibility to maintain costs consistent with revenue streams. All AIM Merger transaction costs were capitalized and included in goodwill and written off to reserves.

         Operating profit of the Company increased 190% from 1996 primarily due to the AIM Merger. The AIM Merger further increased the Company's dependence on U.S.-based earnings. The average U.S. dollar to pounds sterling exchange rate in 1997 was $1.64 per pounds sterling l.00, compared with $1.56 per pounds sterling
1.00 in 1996. If the rate used in 1996 had remained in effect during 1997, operating profit would have been approximately pounds sterling 10 million higher than that recorded based on actual rates.

         MANAGED PRODUCTS. Assets under management of Managed Products increased by $85 billion in 1997, of which $83 billion relates to the AIM Merger. Net sales at AIM from March 1, 1997 of over $7 billion along with market appreciation resulted in an increase in AIM's assets under management of $16 billion or 24%. The inclusion of AIM contributed 83% of the operating profit of Managed Products in 1997. INVESCO experienced an 8% decline in operating profit, primarily the result of the negative effect of the change in the U.S. dollar to pounds sterling exchange rate from the prior year. INVESCO's revenues increased 14% from 1996 due to the market's positive impact on assets under management during the year and net sales of $1 billion. INVESCO's expenses increased 25% during the year from greater staff and technology costs. Significant investments in technology were made in both the retail business and the defined contribution retirement business, primarily related to the conversion to new or enhanced computer systems which are necessary to continue to provide a high level of client service.

         U.S. INSTITUTIONAL. Assets under management of U.S. Institutional increased by $9 billion, primarily the result of market appreciation partially offset by a net loss of business. Although U.S. Institutional earned higher revenues in 1997, it experienced a loss of assets under management during 1997 as some large pension funds shifted assets from actively managed core-value equity accounts to lower fee index accounts. The Company made adjustments throughout 1997 to deal with this shift -- both in terms of product enhancement and market segmentation. Revenues for U.S. Institutional increased 10% from 1996. Expenses increased 22% during the year, largely the result of increases in headcount and associated staff costs. Operating profit for U.S. Institutional was also adversely affected by the weakening of the U.S. dollar to pounds sterling exchange rate during the year. After adjusting for the exchange rate impact, U.S. Institutional operating profit increased 4% over 1996.

         INVESCO GLOBAL. INVESCO Global's assets under management grew through net retail sales and new institutional business by $3 billion, an increase of 17% from 1996. This asset growth and the continued strength of the European markets in 1997 resulted in 25% growth in INVESCO Global's revenues. Expenses increased 22% from 1996, as additional employees joined the group resulting in increased staff costs, and as new products were developed and launched. This significant growth during the year resulted in a 70% increase in INVESCO Global's operating profit.

         RETIREMENT AND BENEFIT SERVICES. Assets under management of Retirement and Benefit Services increased to $4.9 billion at December 31, 1997, from $3.5 billion at December 31, 1996, due to market gains and net new business. Revenues increased 61% from 1996 as a result of the increases in assets under management. At December 31, 1997, Retirement and Benefit Services was responsible for 240 separate retirement plans with approximately 175,000 plan participants.

         TAXATION. The effective income tax rate for the Company on ordinary profit increased to 34% in 1997 from 32% in 1996. The majority of the Company's 1996 and 1997 profits arose in the U.S. and were taxed at rates that are higher than those in the U.K. Company profits arising in the U.S. increased significantly during 1997 as a result of the AIM Merger, which resulted in an increase in the amount of profits taxed at the higher U.S. income tax rate.

CAPITAL RESOURCES AND LIQUIDITY

         CASH FLOWS

     Operations provided pounds sterling 159.9 million in cash flows in 1998, compared to pounds sterling 234.0 million in 1997. Financing activities provided pounds sterling 175.7 million during the year, including pounds sterling 395.2 million in net proceeds from the issue of $650 million in Notes (defined below) and pounds sterling 72.9 million in net draws under the Facility (defined below), offset by pounds sterling 297.5 million used to repay debt, including
(i) $130.3 million aggregate principal amount of the senior notes of INVESCO
(NY) Asset Management, Inc., a subsidiary of the Company, (ii) all of the outstanding unsecured notes of AIM, and (iii) other debt assumed in connection with the GT Acquisition. The majority of this cash flow was used to fund the cash component of the GT Acquisition.

     The Company generated pounds sterling 309.5 million of earnings before interest, taxes, depreciation, amortization and exceptional item ("EBITDA") in 1998, an increase of pounds sterling 90.8 million from the prior year. During 1998, the Company paid pounds sterling 44.4 million in dividends and pounds sterling 54.6 million for fixed assets expenditures, principally for technology.

         The Company's operations continue to be financed from share capital, retained profits and borrowings. The Company anticipates that operating activities in 1999 will continue to provide sufficient cash flows to meet its financial commitments and to capitalize on opportunities for business expansion. The Company plans to use the cash remaining from operations after satisfying its business reinvestment needs to reduce debt levels in 1999.

         COMPANY BORROWINGS

     At December 31, 1998, the Company's total long-term debt amounted to pounds sterling 693.2 million, an increase of pounds sterling 463.6 million from the prior year. This increase includes the issuance of $650 million pounds sterling 398 million) of new fixed rate senior debt due in 2003 and 2005 (the "Notes") and debt assumed in the GT Acquisition, the majority of which was repaid prior to December 31, 1998. Net debt at December 31, 1998, amounted to pounds sterling
622.7 million.

         During 1997, the Company entered into a five year $700 million credit facility with a group of 17 international banks (the "Facility"). At December 31, 1998, pounds sterling 271.3 million was drawn under the Facility.

         DIVIDENDS

     The Company's Board of Directors has recommended a final dividend of 5p per share, resulting in a total dividend of 8p in 1998 versus 7p in 1997. The total dividend for 1998 represents an increase of 14% over the total dividend for 1997. The total dividend declared for 1998 increased 28% to pounds sterling 50.6 million from 1997 to 1998, primarily as a result of the issuance of 42.5 million Ordinary Shares in connection with the GT Acquisition. 1998 was the sixth consecutive year the Company's dividend was increased.

     Under the Companies Act 1985 of Great Britain, as amended (the "Companies Act"), the Company's ability to declare dividends is limited to the amount of its distributable profits (the current and retained amounts of the Company's profit and loss account) on an unconsolidated basis. At December 31, 1998, the amount available for dividends was pounds sterling 27.0 million after accrual of the recommended final dividend for 1998. Furthermore, the Company's $700 million revolving credit agreement places certain restrictions on the

Company's ability to pay dividends, as described in Note 17 to the Consolidated Financial Statements. Each of these restrictions could impact the ability of the subsidiaries to pay dividends to the Company and the Company's ability to pay dividends to its shareholders. Such restrictions have not had, and are not expected to have in the future, a material effect on the Company's ability to pay dividends.

         The Company believes that its cash flow from operations and credit facilities, and its ability to obtain alternative sources of financing, will enable the Company to meet debt and other obligations as they come due and anticipated future capital requirements.

SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

         The financial statements maintained by the Company in England, its jurisdiction of incorporation, are prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to the Company, relate to the historical elimination of goodwill and other intangibles against reserves and the related treatment of the deferred taxes, shares held by share option trusts, proposed dividend liabilities and loans of employee stock ownership plans. See Note 25 to the Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

NEW ACCOUNTING STANDARDS

         Information relating to new accounting standards for goodwill, impairment of fixed assets, earnings per share and financial instruments appears in the Notes to the Consolidated Financial Statements.

YEAR 2000 COMPUTER ISSUES

         YEAR 2000 ISSUE

         Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00", causing many computer applications to fail or to create erroneous results. The Company utilizes software and related computer technologies essential to its operations that will be affected by this year 2000 issue (the "Issue"). The Company has formed a project team to assess its vulnerability to the Issue and to take action to mitigate year 2000 risks. Progress on this project (the "Project") is reported directly to the Company's Board of Directors on a regular basis.

         YEAR 2000 COMPLIANCE PROJECT

         The Company and its subsidiaries are in various stages of reviewing, testing and making software and hardware repairs and/or upgrades to those systems and programs they believe will be impacted by the Issue. The Project consists of five phases and addresses all automated processes, including hardware.

         AWARENESS/ASSESSMENT. During this phase, the Company educated personnel regarding the Issue, defined and approved an approach to the Issue, and dedicated resources to the Project. The Company completed an inventory of its internal systems and third party systems on which it relies. The majority of applications used by the Company are licensed from third party vendors. The Company classified each of its applications as either "mission-critical" or "non-mission critical." Approximately 3% of the more than 5,000 technologies identified on the inventory are deemed to be "mission critical" applications. This initial phase of the Project has been completed.

         ANALYSIS. This phase analyzed the inventoried applications to determine year 2000 readiness. The analysis involved (i) sending inquiry letters to third party vendors, (ii) performing year 2000 readiness tests on applications developed internally, and (iii) developing remediation, replacement and upgrade plans for those applications that were not deemed year 2000 compliant. This phase has been substantially completed, except to the extent that follow-up inquiries are being sent to certain third party vendors.

         REMEDIATION. During the third phase, software and hardware not deemed year 2000 compliant are being corrected or replaced. The Company anticipates that substantially all of the mission critical software applications, a majority of non-mission critical applications, and hardware in use will be year 2000 complaint by June 30, 1999.

         TESTING. This phase includes internal testing, point-to-point testing and industry-wide testing (where available). The Company is generally testing applications in order of criticality to the Company's businesses. Testing will continue throughout 1999.

         IMPLEMENTATION. During the final phase, applications that have been tested and determined to be year 2000 compliant are installed and introduced into normal business operations of the Company. The Company anticipates that substantially all of the mission critical applications and a majority of the non-mission critical applications will be installed and introduced into normal business operations by June 30, 1999.

         COSTS

         The Company incurred expenses related to the Project of approximately pounds sterling 250,000 and pounds sterling 2.2 million, respectively, during 1997 and 1998. The Company expects to incur Project expenses of approximately pounds sterling 2.5 million in 1999. These amounts include costs for third party consultants, and the costs of remediating and replacing non-year 2000 compliant software and hardware. The Company does not separately track payroll costs and other internal costs incurred in connection with the Project. While the Company anticipates that its expenditures and efforts are appropriate, complications as yet unidentified in internal or external applications related to the year 2000 in general may trigger significantly greater expenses or losses.

         CONTINGENCY PLANS

         The Company is developing written year 2000 contingency plans based on existing business continuity plans, which will address possible failures of mission critical processes and other risks. Additionally, a detailed plan will be developed for a period preceding and following December 31, 1999, which will detail crisis management, contingency and back-up procedures to address certain possible internal or external problems resulting from the Issue. The target date for substantial completion of contingency planning and validation of such contingency planning is June 30, 1999; however, the Company will revise its contingency plans as new risks become apparent.

         RISKS

         The Issue presents a number of other risks and uncertainties that could affect the Company, including utilities failures, competition for personnel skilled in the resolution of the Issue, and the nature of government responses to the Issue, among others. Non-mission critical systems could experience year 2000 compliance problems despite representations from third parties regarding the year 2000 readiness of technologies used by the Company and the testing of such technologies by the Company.

         The Company is heavily dependent upon a complex worldwide network of third party systems that contain date fields, including data feeds to trading systems, securities transfer agent operations and stock markets. The failure of third party organizations to resolve their own processing problems with respect to the Issue in a timely manner could have a material adverse effect on the Company's businesses.

         While the Company generally continues to believe that the Issue will not have a material impact on its business, financial condition or results of operations, it remains uncertain whether or to what extent the Company may be affected. The Company believes that all necessary actions are or will be taken internally to mitigate the impact of the Issue on its systems and that the probability of significant year 2000 problems in 1999 and thereafter for internal technologies is low; however, no assurance can be given that the Company's contingency plans will avoid all problems in the event of the failure of certain systems.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

         This report includes, and documents incorporated by reference herein and public filings and oral and written statements by the Company and its management may include, statements which constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the Company's management and on information available to management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of the Company's operations, earnings, industry conditions, assets under management, demand and pricing for the Company's products and other aspects of its business (a) under " -- Results of Operations, " -- Capital Resources and Liquidity", "-- New Accounting Standards" and " -- Year 2000 Computer Issues" above, (b) under Item 1. "Description of Business --Business Strategy", and " -- Competition", (c) under
Item 9A. "Quantitative and Qualitative Disclosures about Market Risk," and (d) statements that are preceded by, followed by, or include the words "believes", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

         Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although the Company makes such statements based on assumptions which it believes to be reasonable, there can be no assurance that actual results will not differ materially from the Company's expectations. Many of the factors that will determine these results are beyond the Company's ability to control or predict. The Company does not intend to review or revise any particular forward-looking statements referenced in this Form 20-F in light of future events. Investors are cautioned not to put undue reliance on any forward-looking statements.

         The Company hereby identifies the following important factors, and those important factors described elsewhere in this report or in other SEC filings, among others, which could cause its results to differ from any results which might be projected, forecast or estimated by the Company in any such forward-looking statements: (1) variations in demand for its investment products; (2) significant changes in net cash flows into or out of the Company's business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which the Company invests or does business; (5) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting the Company's operations; (6) adverse results in litigation; (7) exchange rate fluctuations;
(8) the effect of economic conditions and interest rates on a U.K., U.S. or international basis; (9) the ability of the Company to compete in the investment management business; (10) the effect of consolidation in the investment management business; (11) limitations or restrictions on access to distribution channels for the Company's products; (12) the ability of the Company to attract and retain key personnel; (13) the investment performance of the Company's investment products and the ability of the Company to retain its accounts; and (14) the ability of the Company to successfully acquire and integrate other companies into its operations and the extent to which the Company can realize anticipated cost savings and synergies.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company does not hedge (through the use of derivative or other financial instruments) the translation of its profits from overseas subsidiaries or other interest rate or foreign exchange exposures;

therefore, significant changes in exchange rates or interest rates can materially affect the results of operations, particularly since a majority of the business and debt is denominated in U.S. dollars.

         The Company holds or issues financial instruments primarily to finance its operations, but also for client trading purposes in a limited number of subsidiary operations. The main risks arising from the Company's processing customer transactions primarily arise as a result of the Company holding securities in its own investment vehicles to facilitate their orderly management. The risks associated with these securities are interest rate risk, foreign currency risk and counter party risk. These risks are managed in accordance with limits established by Company management and applicable regulations.

         Trading in financial instruments for customer related transactions only occurs in the Company's German and Austrian subsidiaries, which conduct treasury operations for their clients. This activity involves both the acceptance and placement of client deposits and loans, and the execution of client foreign currency and interest rate derivative contracts. Interest rate, liquidity and currency risks arising from these transactions are actively managed to minimize any residual exposure to the Company.

         At December 31, 1998, 57% of the Company's borrowings had an interest rate that was fixed for an average period of 5.5 years. The remainder of the Company's borrowings had a floating rate.

         See Note 24 to the Consolidated Financial Statements for quantitative disclosures about market risk.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The directors and executive officers of the Company are:

          NAME                               AGE*                 POSITION*
          ----                               ---                  --------
Charles W. Brady                              63       Director, Executive Chairman, Chief Executive Officer
Charles T. Bauer                              80       Director, Executive Vice Chairman
Sir John Banham                               58       Non-Executive Director
The Hon. Michael D. Benson                    55       Director, Chief Executive Officer, INVESCO Global
Joseph R. Canion                              54       Non-Executive Director
Michael J. Cemo                               53       Director
Gary T. Crum                                  51       Director
A.D. Frazier, Jr.                             54       Director, Chief Executive Officer, U.S. Institutional
Robert H. Graham                              52       Director, Chief Executive Officer, Managed Products
Roberto de Guardiola                          53       Non-Executive Director
Hubert L. Harris, Jr.                         55       Director, Chief Executive Officer, Retirement and
                                                       Benefit Services
Bevis Longstreth                              65       Non-Executive Director
Robert F. McCullough                          56       Director, Chief Financial Officer
Stephen K. West                               70       Non-Executive Director
Alexander M. White                            65       Non-Executive Director

------------------------
* All ages are as of March 5, 1999, and the positions shown are those currently held by the foregoing individuals.

         CHARLES W. BRADY. Mr. Brady has served as Executive Chairman of the Board of Directors since 1993 and Chief Executive Officer of the Company since 1992. He has served as a Director of the Company since 1986. Mr. Brady was a founding partner of INVESCO Capital Management Inc. He began his investment career in 1959, graduating with a B.S. from the Georgia Institute of Technology, and attended the Advanced Management School of Harvard University. He is also a member of the Atlanta Society of Financial Analysts.

         CHARLES T. BAUER. Mr. Bauer has served as a Director and Vice Chairman of the Company's Board of Directors since February 1997. Mr. Bauer is Chairman of AIM, which he co-founded in 1976. He has spent his entire professional career in the investment business. Mr. Bauer holds an A.B. from Harvard University and an M.B.A. from New York University. He has served as Chairman of the American Insurance Association Investments Committee, as a Board Member of the Investment Company Institute, and as a Trustee of the Institute of Chartered Financial Analysts, Inc.

         SIR JOHN BANHAM. Mr. Banham has served as a Director of the Company since January 1999. He is Chairman of Tarmac PLC, Kingfisher PLC and ECI Ventures Group, a provider of venture capital for mid-market management buyouts. He was Director General of the Confederation of British Industry from 1987 to 1992, a Director of National Power from 1992 to 1998, and a Director of National Westminister Bank from 1992 to 1998. He is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

         THE HON. MICHAEL D. BENSON. Mr. Benson has served as a Director of the Company since February 1995. He has served as Chief Executive Officer of INVESCO Global since 1996. He served as Chief Executive Officer of the Company's Asian region from 1995 to 1996. He started his career with the stockbroking firm L. Messel in 1963. He later joined Lazard Brothers Ltd. and became Managing Director of Lazard Securities Ltd., establishing investment offices in Jersey, Guernsey and Hong Kong. Between 1985 and 1992, he established investment offices in London, Boston, Hong Kong and Singapore for Standard Chartered Bank. In 1992, he joined Capital House Investment Management with responsibility for developing the Far Eastern business.

         JOSEPH R. CANION. Mr. Canion has been a Director of the Company since February 1997. He is also Joint Chairman of the Remuneration Committee. He has been Chairman of Insource Technology Corporation, a Houston-based business and technology management company, since 1992. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President and a Director of Compaq Computer Corporation. He was a director of AIM from 1991 through February 1997, when the AIM Merger was completed.

         MICHAEL J. CEMO. Mr. Cemo has served as a Director of the Company since February 1997. He is President of A I M Distributors, Inc. and a Senior Vice President of AIM. Mr. Cemo has been in the investment business since 1971. He joined AIM in 1988. Mr. Cemo holds a B.S. in economics from the University of Houston. He is a member of the Investment Company lnstitute's sales force marketing committee.

         GARY T. CRUM. Mr. Crum has served as a Director of the Company since February 1997. He was co-founder of AIM and serves as a Senior Vice President of AIM. He is President of A I M Capital Management, Inc., an investment advisory subsidiary of AIM, and is Director of Investments and a member of AIM's Investment Policy Committee. Mr. Crum has been in the investment business since 1972. He holds a B.B.A. from Southern Methodist University and an M.B.A. from the University of Texas at Austin.

         A.D. FRAZIER, JR. Mr. Frazier has served as a Director of the Company since 1996. He has served as Chief Executive Officer of U.S. Institutional since 1997. Prior to joining the Company, Mr. Frazier was the Chief Operating Officer of the Atlanta Committee for the Olympic Games, and before joining the Atlanta Committee in 1991, Mr. Frazier was Executive Vice President in charge of the North American Banking Group of the First Chicago Corporation and First National Bank of Chicago. He received a B.A. and a J.D. from the University of North Carolina at Chapel Hill. He was admitted to the North Carolina Bar in 1969 and attended Harvard's Advanced Management Programme in 1981.

         ROBERT H. GRAHAM. Mr. Graham has served as a Director of the Company, and as Chief Executive Officer of Managed Products, since February 1997. Mr. Graham is President and Chief Executive Officer of AIM, which he co-founded in 1976. He holds a B.S. and an M.S. in electrical engineering and an M.B.A. in finance from the University of Texas at Austin. Mr. Graham has been in the investment business since 1972. He is a member of the Board of Governors and Executive Committee of the Investment Company Institute and the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

         ROBERTO DE GUARDIOLA. Mr. de Guardiola has served as a Director of the Company since February 1997. Mr. de Guardiola is a Managing Director of Putnam, Lovell, de Guardiola & Thornton, a New York based investment banking firm which specializes in the investment management industry. Mr. de Guardiola holds a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania.

         HUBERT L. HARRIS, JR. Mr. Harris has served as a Director of the Company since May 1998. Mr. Harris has served as Chief Executive Officer of Retirement and Benefit Services since January 1998 and as Chairman of INVESCO Services, Inc. since May 1996. He also served as a Director of the Company from 1993 to February 1997. Mr. Harris received a B.S. from Georgia Institute of Technology and an M.B.A. from Georgia State University. Mr. Harris served as Assistant Director of Office Management and Budget in President Carter's administration and has served as President and Executive Director of the International Association for Financial Planning.

         BEVIS LONGSTRETH. Mr. Longstreth has served as a Director of the Company since 1993. He is also Joint Chairman of the Audit Committee. Mr Longstreth, a graduate of Princeton University and Harvard Law

School, is of counsel at Debevoise & Plimpton, a New York based law firm, where he was a partner from 1984 through 1997, and is an adjunct professor at Columbia Law School. He was formerly a Commissioner of the SEC and is a frequent writer on issues of corporate governance, banking and securities law and is the author of Modern Investment Management and the Prudent Man Rule, a book on law reform published by Oxford University Press.

         ROBERT F. MCCULLOUGH. Mr. McCullough has served as a Director and Chief Financial Officer of the Company since 1996. Mr. McCullough joined the Company in 1996 from Arthur Andersen where he practiced as an accountant in New York from 1964 until 1987, becoming a partner in 1973. In 1987, he moved to become a Managing Partner of Arthur Andersen's Atlanta office. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

         STEPHEN K. WEST. Mr. West has served as a Director of the Company since February 1997. He is also Joint Chairman of the Audit Committee. Mr. West was a Director of AIM from 1994 through February 1997, when the AIM Merger was completed. He has been a Partner of Sullivan & Cromwell, a New York City law firm, since 1964 and is a graduate of Yale University and the Harvard Law School.

         ALEXANDER M. WHITE. Mr. White has served as a Director of the Company since 1992. He is also Joint Chairman of the Remuneration Committee. Mr. White has had a distinguished career in the financial services community, having been associated with Merrill Lynch, White Weld & Co. and most recently as a senior investment banker with James D. Wolfensohn, Inc. Mr. White is a graduate of Harvard College and Harvard Business School.

         Pursuant to the terms of the voting agreement (referred to under Item
4. "Control of Registrant") entered into in connection with the AIM Merger, certain former shareholders of AIM and their spouses and certain current directors of the Company have agreed to exercise the votes that they will have as directors and shareholders in such a way as to maintain the composition of the Company's board of directors, as between representatives selected by certain parties affiliated with AMVESCAP and representatives selected by certain parties affiliated with AIM, as it existed at the time of (and after giving effect to) the AIM Merger. For additional information regarding the voting agreement, see Item 4. "Control of Registrant".

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         In 1998, the aggregate compensation of all directors of the Company (16 persons, including two directors who resigned in 1998) paid or accrued was pounds sterling 13.6 million. In addition to this amount, pounds sterling 190,000 was set aside or accrued by the Company or its subsidiaries to provide pension or retirement benefits to the Company's directors.

         The remuneration of the executive chairman and directors of the Company is set forth in the following table:


                                          SALARY                 BONUS(1)               BENEFITS                  TOTAL
                                    -----------------------------------------------------------------------------------------
                                     1998        1997        1998        1997        1998        1997        1998        1997
                                    L'000       L'000       L'000       L'000       L'000       L'000       L'000       L'000
EXECUTIVE CHAIRMAN:
Charles W. Brady                      335         338       2,412       2,134          14          13       2,761       2,485

EXECUTIVE DIRECTORS:
Charles T. Bauer (2)                  271         279       1,206       1,372           1           1       1,478       1,652
The Hon. Michael D. Benson            245         230         845         536           1           2       1,091         768
Michael J. Cemo (2)                   166         168       1,439       1,470           1           1       1,606       1,639
Gary T. Crum (2)                      241         193         844         915           1           1       1,086       1,109
A.D. Frazier, Jr                      242         244         724         732          11          12         977         988
Robert H. Graham (2)                  302         300       1,809       1,524           1           1       2,112       1,825
Hubert L. Harris Jr. (3)              260         262         603         610          12          12         875         884
Robert F. McCullough                  242         183         724         732           8          10         974         925
Wendell M. Starke (4)                 102         307         302         915           4          13         408       1,235

NON-EXECUTIVE DIRECTORS:(5)
Joseph R. Canion (2)                   36          30          --          --          --          --          36          30
Roberto de Guardiola (2)               36          30          --          --          --          --          36          30
Bevis Longstreth                       36          32          --          --          --          --          36          32
Sir William R. Stuttaford (4)           8          40          --          --          --          --           8          40
Stephen K. West (2)                    36          30          --          --          --          --          36          30
Alexander M. White                     36          32          --          --          --          --          36          32
Ian R. Wilson(6)                       --          30          --          --          --          --          --          30
                                    =====       =====      ======      ======       =====       =====      ======      ======
                                    2,594       2,728      10,908      10,940          54          66      13,556      13,734

-------------
(1) A portion of the sums included under Bonus (20% for 1998 and 1997) was paid into the AMVESCAP Global Stock Plan and used to purchase Ordinary Shares on the open market. See "--AMVESCAP Global Stock Plan" below for more information.

(2) Includes information for the twelve months ended December 31, 1997 even though the individual did not serve as a director of the Company until February 28, 1997.

(3) Includes information for the twelve months ended December 31, 1997 and the twelve months ended December 31, 1998. Mr. Harris resigned as a director of the Company on February 28, 1997, and was re-elected as a director on May 7, 1998.

(4) Messrs. Starke and Stuttaford resigned as directors of the Company on May 7, 1998.

(5) Sir John Banham is not listed because he was appointed a director of the Company on January 1, 1999.

(6) Includes information for the twelve months ended December 31, 1997. Ian R. Wilson resigned as a director of the Company on February 28, 1997.

 L       Refers to pounds sterling

PENSION RIGHTS

         The directors participate in a defined contribution pension scheme. Contributions made in respect of directors' pensions arrangements in 1998 were as follows:

                                                 L'000
                                               ---------
Charles W. Brady                                  18
Charles T. Bauer                                  19
The Hon. Michael D. Benson                        26
Michael J. Cemo                                   17
Gary T. Crum                                      23
A.D. Frazier, Jr.                                 18
Robert H. Graham                                  27
Hubert L. Harris, Jr.(1)                          18
Robert F. McCullough                              18
Wendell M. Starke(1)                               6

---------
(1) Mr. Starke resigned as a director and Mr. Harris was re-elected as a director of the Company on May 7, 1998.

 L       Refers to pounds sterling

COMPENSATION DECISIONS

         AMVESCAP aims to attract, retain, reward and motivate the Company's senior executives in a manner consistent with comparable companies around the world and in a fashion designed to align the interests of those senior executives with those of stockholders. During 1998, the Company complied with Section A of the Best Practice Provisions annexed to the Listing Rules of the LSE.

         The Remuneration Committee of the Company's Board of Directors (the "Committee"), which consists solely of non-executive directors, determines the remuneration of the Executive Chairman and the executive directors and the allocation of share options and the sums available for distribution in respect of a portion of a bonus paid annually to each Global Partner (defined below). The remuneration of the non-executive directors is determined by the Company's Board of Directors as a whole.

         The Committee in framing its remuneration policy has given full consideration to Section B of the Best Practice Provisions annexed to the Listing Rules of the LSE. The Committee meets no less than twice per year. In determining the individual compensation packages of the Executive Chairman and the executive directors, the Committee gives full consideration to the Best Practice Provisions, consults with the Executive Chairman and has access to professional advice from sources outside the Company.

         During 1998, a firm of remuneration consultants was engaged to review executive compensation as it related to a peer group of comparable companies and the industry in general. The Committee was aware that compensation levels vary between the countries in which the Company operates and that the geographic mobility of executives and senior professionals necessitated that these factors be taken into account in determining appropriate remuneration levels.

         The Executive Chairman and executive directors (with the exception of Messrs. Bauer, Graham, Cemo and Crum) are all employed under rolling one-year contracts of employment. Pursuant to the terms of the AIM Merger, which were approved by shareholders in general meeting, Messrs. Bauer, Graham, Cemo and Crum have each entered into employment contracts for an initial period ending February 2001 and terminable thereafter on one year's notice. Non-executive directors do not have formal fixed term contracts; however, under the Memorandum and Articles of Association of the Company they are required to retire by rotation generally every three years, and their re-election is subject to shareholders' approval. As a general rule it is envisaged that non-executive directors will not serve beyond the Annual General Meeting following their 70th birthday.

         In determining the sums available for the payment of incentives through the AMVESCAP Global Stock Plan, the Committee, considers the Best Practice Provisions and takes into account the returns provided to the Company's shareholders and the Company's performance, measured in terms of the Company's returns and revenue during the relevant period. In determining an individual's compensation, the Committee considers the individual's performance measured against, among other factors, the achievement of personal and Board of Directors objectives and targets. Bonuses paid to all Global Partners are paid partly in cash and partly in Ordinary Shares purchased for such purpose by the AMVESCAP Global Stock Plan.

AMVESCAP GLOBAL STOCK PLAN

         The Company has established the AMVESCAP Global Stock Plan, which is a remuneration plan for key employees ("Global Partners") under which a portion of a profit-linked bonus paid annually in respect of each Global Partner is deposited into a discretionary employee benefit trust which then purchases Ordinary Shares in the open market. The plan trustee is Bank of Bermuda New York Limited. The Ordinary Shares purchased by the trust are allocated within the trust to participants and, provided they retain their position with the Company for a period of three years from the date of the bonus, such allocated shares will be transferred to the participants upon their retirement or termination of employment with the Company. Approximately pounds sterling9.8 million was paid into the AMVESCAP Global Stock Plan for the year ended December 31, 1998. The AMVESCAP Global Stock Plan owned approximately 7.6 million Ordinary Shares at December 31, 1998. On such date, the executive directors and executive officers had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the following table.

                                    Vested Interests         Unvested Interests
                                    ----------------         ------------------
Charles W. Brady                          147,899                   338,553
Charles T. Bauer                               --                   109,299
The Hon. Michael D. Benson                    323                    57,858
Michael J. Cemo                                --                    56,126
Gary T. Crum                                   --                    74,334
A.D. Frazier, Jr.                              --                    72,347
Robert H. Graham                               --                   138,566
Hubert L. Harris, Jr.                      42,972                    93,584
Robert F. McCullough                           --                    91,384

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         All outstanding options of the Company have been issued under the AMVESCAP Executive Share Option Schemes and the AIM Option Schemes. At March 5, 1999, there were outstanding options to purchase 5,989,040 Ordinary Shares held by directors and executive officers as a group (15 persons). The options provided for exercise prices between 94.0p and 432.0p, and in the case of Messrs. Canion and West, between pounds sterling0.25 and $0.859, and may generally be exercised over varying periods until December 2008.

         The table below is a summary of outstanding options to acquire Ordinary Shares held by directors of the Company as of December 31, 1998:

                                      NUMBER                  OPTION
NAME (1)                              OF SHARES            EXERCISE PRICE       EXPIRATION DATE
----                                  ---------            --------------       ---------------
Charles W. Brady                        300,000                 94.0p            May 2000
                                        124,027                160.0p            January 2002
                                        500,000                244.0p            November 2003
                                        100,000                422.5p            November 2004
                                        250,000                432.0p            December 2008

Charles T. Bauer                        100,000                422.5p            November 2004

The Hon. Michael Benson                  17,003                160.0p            January 2002
                                        400,000                244.0p            November 2003
                                        100,000                422.5p            November 2004
                                        200,000                432.0p            December 2008

Michael J. Cemo                         100,000                422.5p            November 2004
                                        100,000                432.0p            December 2008

Gary T. Crum                            100,000                422.5p            November 2004
                                        100,000                432.0p            December 2008

A.D. Frazier, Jr.                       500,000                244.0p            November 2003
                                        100,000                422.5p            November 2004
                                        200,000                432.0p            December 2008

Robert H. Graham                        100,000                422.5p            November 2004
                                        200,000                432.0p            December 2008

Hubert L. Harris, Jr.                   100,000                 94.0p            May 2000
                                        100,000                242.0p            December 2002
                                        200,000                242.0p            April 2003
                                        400,000                244.0p            November 2003
                                        100,000                422.5p            November 2004
                                        100,000                432.0p            December 2008

Robert F. McCullough                    200,000                242.0p            April 2003
                                        400,000                244.0p            November 2003
                                        100,000                422.5p            November 2004
                                        100,000                432.0p            December 2008

Joseph R. Canion                        289,577               L 0.25             December 2003
                                         96,461               $0.859             December 2005


Stephen K. West                         211,972               L 0.25             December 2003
                                         96,461               $0.859             December 2005


(1) Sir John Banham is not listed because he was appointed a director of the Company January 1, 1999.

 L       Refers to pounds sterling

ITEM 13. INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Mr. Joseph R. Canion is a director and Chairman of Insource Technology Group, Inc., which provides information technology services to the Company from time to time for a fee. In 1998, total fees for services provided to the Company amounted to approximately pounds sterling 3.3 million.

         Mr. Roberto de Guardiola is managing director of Putnam, Lovell, de Guardiola & Thornton (formerly Putnam, Lovell & Thornton) which provides investment banking advice to the Company from time to time for a fee. Prior to joining Putnam, Lovell & Thornton in 1997, he was Chief Executive of Roberto de Guardiola Company, L.L.C. which provided investment banking services to AIM in connection with the AIM Merger. In 1998, total fees for investment banking advice provided to the Company by Putnam, Lovell, de Guardiola & Thornton primarily in connection with the GT Global Acquisition amounted to approximately pounds sterling 3.1 million.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         In August 1998, the Company completed an exchange offer pursuant to which it exchanged $250 million aggregate principal amount of its 6.375% Senior Exchange Notes due 2003 (the "New Five Year Notes") for a like principal amount of its 6.375% Senior Notes due 2003 (the "Old Five Year Notes"), and $400 million aggregate principal amount of its 6.600% Senior Exchange Notes due 2005 (together with the New Five Year Notes, the "New Notes") for a like principal amount of its 6.600% Senior Notes due 2005 (together with the Old Five Year Notes, the "Old Notes"). The Old Notes were issued on May 7, 1998 pursuant to offerings exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The New Notes were registered under the Securities Act, and were identical an all material respects to the terms of the Old Notes for which they were offered in exchange, except for certain transfer restrictions and registration rights relating to the Old Notes.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

         The Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

         Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         The following documents are filed as part of this report:

         (a)  Financial Statements:

         Report of Independent Auditors

         Consolidated Statements of Profit and Loss for the Years Ended December 31, 1998, 1997 and 1996

         Consolidated Statements of Total Recognized Gains and Losses for the Years Ended December 31, 1998, 1997 and 1996

         Consolidated Balance Sheets as of December 31, 1998 and 1997

         Consolidated Statements of Cash Flow for the Years Ended December 31, 1998, 1997 and 1996

         Notes to the Consolidated Financial Statements for the Years Ended December 31, 1998, 1997 and 1996

(b)      Exhibits:

         1.1 Articles of Organization of the Company, incorporated by reference to exhibit 3.1 to the Company's Registration Statement on Form F-3/F-1 (file nos. 333-5990 and 333-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         1.2 Memorandum of Association of the Company, incorporated by reference to exhibit 3.1 to the Company's Registration Statement on Form F-1 (file no. 33-95456), filed with the Securities and Exchange Commission on August 22, 1995.

         1.3 Articles of Association of the Company, incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form F-1 (file no. 33-95456), filed with the Securities and Exchange Commission on August 22, 1995.

         2.1 Form of Certificate for Ordinary Shares of the Company, incorporated by reference to exhibit 4.5 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         2.2 Form of Certificate for American Depositary Shares representing Ordinary Shares, incorporated by reference to exhibit 4.6 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the
                  Securities and Exchange Commission on November 21, 1996.

         2.3 Deposit Agreement, dated as of January 1, 1993, among the Company, Morgan Guaranty Trust Company of New York and the owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, incorporated by reference to exhibit 4.7 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         2.4 Amendment No. 1, dated August 15, 1995, to the Deposit Agreement, dated as of January 1, 1993, among the Company, Morgan Guaranty Trust Company of New York and the owners of American Depositary Receipts issued thereunder, incorporated by reference to exhibit 4.8 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         2.5 Form of Amendment No. 2 to the Deposit Agreement, dated as of January 1, 1993, among the Company, Morgan Guaranty Trust Company of New York and the owners of American Depositary Receipts issued thereunder, including the amended form of American Depositary Receipt, incorporated by reference to exhibit 2.5 to the Company's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on April 27, 1998.

         2.6 Amended and Restated Deposit Agreement, dated as of November 2, 1998, among the Company, The Bank of New York and the owners of American Depositary Receipts issued thereunder, incorporated by reference to exhibit a to the Company's Registration Statement on Form F-6 (file no. 333-9558), filed with the Securities and Exchange Commission on October 29, 1998.

         3.1 Stock Purchase Agreement, dated as of January 30, 1998, by and among the Company, AMD Acquisition Corp., Liechtenstein Global Trust, AG and LGT Holding (International) AG, Zurich, incorporated by reference to exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on April 27, 1998.

         3.2 Amendment No. 1, dated as of May 28, 1998, to Stock Purchase Agreement, dated as of January 30, 1998, by and among the Company, AMD Acquisition Corp., Liechtenstein Global Trust, AG and LGT Holding (International) AG, Zurich.
 .
         3.3 Agreement and Plan of Merger, dated as of November 4, 1996, among the Company, INVESCO Group Services, Inc. and A I M Management Group Inc., incorporated by reference to exhibit
                  2.1 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.4 Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 20, 1997, among the Company, INVESCO Group Services, Inc. and A I M Management Group Inc., incorporated by reference to exhibit 2.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.5 Amendment No. 2 to the Agreement and Plan of Merger, dated as of February 27, 1997, among the Company, INVESCO Group Services, Inc. and A I M Management Group Inc., incorporated by reference to exhibit 2.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.6 Voting Agreement, dated as of November 4, 1996, by and among the Company, the directors named therein and the shareholders named therein, incorporated by reference to exhibit 2.2 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.7 Standstill Agreement, dated as of November 4, 1996, by and among the Company and the shareholders named therein, incorporated by reference to exhibit 2.3 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.8 Transfer Restriction Agreement, dated as of November 4, 1996, by and among the Company, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.4 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.9 Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among the Company, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.14 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.10 Waiver, dated as of February 28, 1997, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among the Company, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit
                  2.15 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.11 Waiver, dated as of May 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among the Company, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit
                  1.1 to Amendment No. 1 to the Company's Registration Statement on Form F-3 (file no. 333-8680), filed with the Securities and Exchange Commission on May 21, 1998.

         3.12 Waiver, dated as of September 29, 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among the Company, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc.

         3.13 Transfer Restriction Agreement (TA), dated as of November 4, 1996, by and among the Company and the parties named therein, incorporated by reference to exhibit 2.5 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.14 Registration Rights Agreement, dated as of February 28, 1997, by and among the Company and the former shareholders of A I M Management Group, Inc. named therein, incorporated by reference to exhibit 2.11 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.15 Lock-up Agreement, dated as of November 4, 1996, among the Company, A I M Management Group Inc. and certain shareholders of A I M Management Group Inc. named therein, incorporated by reference to exhibit 2.7 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.16 Transfer Administration Agreement, dated as of November 4, 1996, by and among the Company, certain shareholders named therein, the spouses of the shareholders named therein and State Street Bank and Trust Company, as Transfer Administration Agent, incorporated by reference to exhibit
                  2.13 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.17 Indemnification Agreement, dated as of February 28, 1997, by and among the Company, Charles T. Bauer, Robert H. Graham, Gary T. Crum and certain related persons named therein, incorporated by reference to exhibit 2.6 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.18 Credit Agreement, dated as of February 13, 1997, among the Company, as borrower, the lenders named therein, Citibank, N.A. and NationsBank, N.A., as managing agents, and NationsBank, N.A., as funding agent, incorporated by reference to exhibit 2.4 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.19 Guaranty, dated as of February 13, 1997, made by INVESCO, Inc., INVESCO North American Holdings, Inc. and INVESCO Capital Management, Inc., as guarantors, in favor of the lenders named therein, incorporated by reference to exhibit
                  2.5 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.20 Amended and Restated Credit Agreement, dated as of December 17, 1997, among the Company, as borrower, the lenders named therein, Citibank, N.A. and NationsBank, N.A., as co-syndication agents, and NationsBank, N.A., as funding agent, incorporated by reference to exhibit 3.17 to the Company's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

         3.21 Assumption of Guaranty from A I M Advisors, Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.18 to the Company's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

         3.22 Assumption of Guaranty from A I M Management Group Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.19 to the Company's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

         3.23 Amended and Restated Purchase and Sale Agreement dated as of December 22, 1997, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc., incorporated by reference to exhibit 3.20 to the Company's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

         3.24 Indenture, among A I M Management Group Inc., A I M Advisors, Inc. and Shawmut Bank Connecticut, National Association, dated as of November 3, 1993, incorporated by reference to exhibit 4 to A I M Management Group Inc.'s Quarterly Report on Form 10-Q (file no. 33-67866) for the quarterly period ended September 30, 1993.

         3.25 First Supplemental Indenture, among AVZ Inc., A I M Advisors, Inc. and Fleet National Bank, dated as of February 28, 1997, incorporated by reference to exhibit 4.2 to A I M Management Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 (file no. 33-67866), filed with the Securities and Exchange Commission on March 27, 1997.

         3.26 Second Supplemental Indenture, dated as of February 28, 1997, among the Company, A I M Advisors, Inc. and Fleet National Bank, incorporated by reference to exhibit 4.3 to A I M Management Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 (file no. 33-67866), filed with the Securities and Exchange Commission on March 27, 1997.

         3.27 Third Supplemental Indenture, dated as of October 20, 1997, among A I M Management Group Inc., A I M Advisors, Inc. and State Street Bank and Trust Company, incorporated by reference to exhibit 3.24 to the Company's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

         3.28 Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in Liechtenstein
                  Aktiengesellschaft, and Citibank, N.A.

         3.29 Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. And Bank in Liechtenstein Aktiengesellschaft.

         3.30 Form of Level 11 Employment Agreement, incorporated by reference to exhibit 2.8 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.31 Form of Level III Employment Agreement, incorporated by reference to exhibit 2.9 to the Company's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

         3.32 Employment Agreement, dated as of November 4, 1996, between the Company, A I M Management Group Inc. and Charles T. Bauer, incorporated by reference to exhibit 2.9 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.33 Employment Agreement, dated as of November 4, 1996, between the Company, A I M Management Group Inc. and Gary T. Crum, incorporated by reference to exhibit 2.9 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.34 Employment Agreement, dated as of November 4, 1996, between the Company, A I M Management Group Inc. and Robert H. Graham, incorporated by reference to exhibit 2.9 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         3.35 Employment Agreement, dated as of November 4, 1996, between the Company, A I M Management Group Inc. and Michael J. Cemo, incorporated by reference to exhibit 2.9 to the Company's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         The Company agrees to furnish a list of its subsidiaries, including, as to each subsidiary, its country or other jurisdiction of incorporation or organization, its relationship to the Company and the percentage of voting securities owned or other basis of control by its immediate parent, if any, to the SEC upon request.

                          AMVESCAP PLC AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS


                                                                                               PAGE
                                                                                             --------
AMVESCAP PLC AND SUBSIDIARIES

Report of Independent Auditors                                                                  F-2

Consolidated Statements of Profit and Loss for the Years Ended December 31, 1998, 1997
   and 1996                                                                                     F-3

Consolidated Statements of Total Recognized Gains and Losses for the Years Ended
   December 31, 1998, 1997 and 1996                                                             F-3

Consolidated Balance Sheets as of December 31, 1998 and 1997                                    F-4

Consolidated Statements of Cash Flow for the Years Ended December 31, 1998, 1997 and 1996       F-5

Notes to the Consolidated Financial Statements for the Years Ended December 31, 1998,
   1997 and 1996                                                                                F-6

                         REPORT OF INDEPENDENT AUDITORS


To AMVESCAP PLC:

     We have audited the accompanying consolidated balance sheets of AMVESCAP PLC AND SUBSIDIARIES as of December 31, 1998 and 1997 and the related consolidated statements of profit and loss, total recognized gains and losses, and cash flow for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMVESCAP PLC and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United Kingdom.

     The accounting principles referred to above vary in certain respects from accounting principles generally accepted in the United States of America. A description of these differences and the adjustments required to conform consolidated shareholders' equity as of December 31, 1998 and 1997 and consolidated net income for each of the three years in the period ended December 31, 1998 to generally accepted accounting principles in the United States of America are set forth in Note 25 to the consolidated financial statements.

     As explained in Note 1 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for goodwill.


ARTHUR ANDERSEN

London, England
March 5, 1999

                         AMVESCAP PLC AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
for the years ended December 31,

-----------------------------------------------------------------------------------------------------------------
                                                 L'000          L'000         1998
                                                ORDINARY     EXCEPTIONAL      L'000         1997           1996
                                      Notes    ACTIVITIES       ITEM          TOTAL         L'000          L'000
---------------------------------------------  ----------    ----------    ----------    ----------    ----------
 REVENUES                                         802,172          --         802,172       530,659       236,235
 Operating expenses                              (544,856)      (48,600)     (593,456)     (344,573)     (171,976)
---------------------------------------------  ----------    ----------    ----------    ----------    ----------
                                                  257,316       (48,600)      208,716       186,086        64,259
 Goodwill amortization                   13       (21,221)         --         (21,221)         --            --
---------------------------------------------  ----------    ----------    ----------    ----------    ----------
 OPERATING PROFIT                                 236,095       (48,600)      187,495       186,086        64,259
 Investment income                        4        12,183          --          12,183         9,260         4,315
 Interest payable                         5       (38,200)         --         (38,200)      (18,053)       (2,593)
---------------------------------------------  ----------    ----------    ----------    ----------    ----------
 PROFIT BEFORE TAXATION                   6       210,078       (48,600)      161,478       177,293        65,981
 Taxation                                 8       (75,173)        7,800       (67,373)      (60,279)      (20,986)
---------------------------------------------  ----------    ----------    ----------    ----------    ----------
 PROFIT FOR THE FINANCIAL YEAR                    134,905       (40,800)       94,105       117,014        44,995
 Dividends                                9       (50,594)         --         (50,594)      (39,462)      (16,952)
---------------------------------------------  ----------    ----------    ----------    ----------    ----------
 RETAINED PROFIT FOR THE YEAR                      84,311       (40,800)       43,511        77,552        28,043
=================================================================================================================

EARNINGS PER ORDINARY                    10
   SHARE:
    -basic                                          22.5p        (6.8)p         15.7p         22.7p         17.7p
    -diluted                                        21.1p        (6.4)p         14.7p         20.8p         16.1p
EARNINGS PER ORDINARY
   SHARE BEFORE GOODWILL
   AMORTIZATION:
    -basic                                          26.0p        (6.8)p         19.2p         22.7p         17.7p
    -diluted                                        24.3p        (6.4)p         17.9p         20.8p         16.1p
=================================================================================================================

L     Refers to pounds sterling

A summary of movements in shareholders' funds is shown in Note 20 to the consolidated financial statements.




          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES for the years ended December 31,

---------------------------------------------------------------------------------------------------------------
                                                                                1998         1997         1996
                                                                               L'000        L'000        L'000
                                                                            ---------     ---------    --------
-------------------------------------------------------------------------
Profit for the financial year                                                  94,105      117,014       44,995
Currency translation differences on investments in overseas subsidiaries       14,609        1,685       (6,032)
-------------------------------------------------------------------------------------    ---------    ---------
Total recognized gains and losses for the year                                108,714      118,699       38,963
===============================================================================================================

L     Refers to pounds sterling

The accompanying notes are an integral part of these consolidated statements.

                         AMVESCAP PLC AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
as of December 31,

-------------------------------------------------------------------------------------------------
                                                                          L'000          L'000
                                                            Notes          1998           1997
---------------------------------------------------------------------    ----------    ----------
FIXED ASSETS
Tangible assets                                                    11        88,781        46,832
Investments                                                        12       131,738        86,626
Goodwill                                                           13       711,795          --
---------------------------------------------------------------------    ----------    ----------
                                                                            932,314       133,458
CURRENTS ASSETS
Debtors                                                            14       479,381       190,155
Investments                                                        15        79,469        26,554
Cash at bank and in hand                                                    119,651        70,681
---------------------------------------------------------------------    ----------    ----------
                                                                            678,501       287,390
CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR                    16      (544,461)     (213,971)
---------------------------------------------------------------------    ----------    ----------
NET CURRENT ASSETS                                                          134,040        73,419
---------------------------------------------------------------------    ----------    ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     1,066,354       206,877

CREDITORS:  AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Long-term debt                                                     17      (686,010)     (203,598)
Other creditors                                                              (5,936)       (5,531)
                                                                         ----------    ----------
                                                                           (691,946)     (209,129)
PROVISIONS FOR LIABILITIES AND CHARGES                             18       (43,438)      (19,210)
---------------------------------------------------------------------    ----------    ----------
NET ASSETS/(LIABILITIES)                                                    330,970       (21,462)
==================================================================================================

CAPITAL AND RESERVES                                               20
Called up share capital                                            19       167,506       148,855
Share premium account                                                       469,382       157,365
Profit and loss account                                                     257,929       214,418
---------------------------------------------------------------------    ----------    ----------
                                                                            894,817       520,638
Other reserves                                                             (563,847)     (542,100)
---------------------------------------------------------------------    ----------    ----------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                                       330,970       (21,462)
=================================================================================================

L     Refers to pounds sterling

The accompanying notes are an integral part of these consolidated balance sheets.

                         AMVESCAP PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
for the years ended December 31,
-------------------------------------------------------------------------------

                                                            Notes         1998           1997           1996
                                                                         L'000          L'000          L'000
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Operating profit                                                          187,495        186,086         64,259
Exceptional item                                                           32,207           --             --
Depreciation                                                               26,216         18,197          5,429
Amortization of goodwill                                                   21,221           --             --
Decrease/(increase) in debtors                                             39,999            590        (32,831)
(Decrease)/increase in creditors                                         (147,730)        32,602         18,828
Other                                                                         453         (3,475)        (1,396)
---------------------------------------------------------------------------------    -----------    -----------
CASH PROVIDED BY OPERATIONS                                               159,861        234,000         54,289

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest and dividends received                                            10,804          9,426          4,162
Interest paid                                                             (34,210)       (18,624)        (3,095)
---------------------------------------------------------------------------------    -----------    -----------
                                                                          (23,406)        (9,198)         1,067

TAXATION                                                                  (60,111)       (54,683)       (18,103)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets, net of sales                           (54,644)       (24,269)        (6,548)
Purchase of fixed asset investments, net of sales of
          pounds sterling 33,521,000 in 1998                              (18,706)       (10,967)       (27,667)
---------------------------------------------------------------------------------    -----------    -----------
                                                                          (73,350)       (35,236)       (34,215)

ACQUISITIONS, NET OF CASH, LIQUID RESOURCES, AND
   BANK OVERDRAFT ACQUIRED                                               (126,959)      (337,409)       (13,866)

DIVIDENDS PAID                                                            (44,410)       (25,942)       (14,662)
---------------------------------------------------------------------------------    -----------    -----------
CASH OUTFLOW BEFORE THE USE OF LIQUID RESOURCES                          (168,375)      (228,468)       (25,490)

MANAGEMENT OF LIQUID RESOURCES                                  22        (33,833)       155,362       (114,385)

FINANCING
Issues of ordinary share capital                                            5,170          2,079           --
Issue of senior notes                                                     395,155           --             --
Credit facility, net                                                       72,889        202,982           --
Repayment of other loans                                                 (297,532)       (68,800)          --
Proceeds from rights offering                                                --             --          119,392
---------------------------------------------------------------------------------    -----------    -----------
                                                                          175,682        136,261        119,392

(DECREASE)/INCREASE IN CASH                                               (26,526)        63,155        (20,483)
=================================================================================    ===========    ===========

L Refers to pounds sterling

The accompanying notes are an integral part of these consolidated statements.

                         AMVESCAP PLC AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) BASIS OF ACCOUNTING

     The accounts have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards.

(b) BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of AMVESCAP PLC and its wholly-owned subsidiary undertakings. All significant intercompany accounts and transactions have been eliminated.

(c) GOODWILL

     The excess of the cost of shares in subsidiary undertakings acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years, in accordance with Financial Reporting Standard 10, "Goodwill and Intangible Assets," which the Company adopted in 1998. Prior to 1998, goodwill was charged directly to reserves.

(d) REVENUE

     Revenue represents management, distribution, transfer agent, trading, and other fees.


(e) DEPRECIATION

     Depreciation is provided on fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life: leasehold land and buildings over the lease term; computers and other various equipment, between three and ten years.

(f) INVESTMENTS

     Investments held as fixed assets in the balance sheets are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value.

(g) LEASES

     Assets held under finance leases are capitalized and included in fixed assets. Rentals under operating leases are charged evenly to the profit and loss account over the lease term.

(h) TAXATION

     Corporation tax payable is provided on taxable profits at the current rate. Advance corporation tax payable on dividends paid or provided for in the year is written off, except when recoverability against corporation tax payable is considered to be reasonably assured. Credit is taken for advance corporation tax written off in previous years when it is recovered against corporation tax liabilities.

     Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future, calculated at the rate at which it is estimated that tax will be payable.

                          AMVESCAP PLC AND SUBSIDIARIES

(i) FOREIGN CURRENCIES

     Assets and liabilities of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. Profit and loss account figures are translated at the weighted average rates for the year. Exchange differences arising on the translation of overseas subsidiaries' accounts are taken directly to reserves. Exchange differences on foreign currency borrowings, to the extent that they are used to finance or provide a hedge against Company equity investments in foreign enterprises, are taken directly to reserves. All other translation and transaction exchange differences (which are not material) are taken to the profit and loss account.

(j) PENSIONS

     For defined contribution schemes, pension contributions payable in respect of the accounting period are charged to the profit and loss account. For defined benefit schemes, pension contributions are charged systematically to the profit and loss account over the expected service lives of employees. Variations from the regular cost are allocated to the profit and loss account over the average remaining service lives of employees.

2. ACQUISITIONS AND MERGERS

     On May 29, 1998, the Company completed its acquisition of several legal entities within the Asset Management Division of Liechtenstein Global Trust AG (collectively referred to as "GT Global"). The results of GT Global have been included from June 1, 1998.

The fair value of the net assets acquired was determined as follows:

--------------------------------------------------------------------------------

                                                                          FAIR VALUE
                                                            BOOK VALUE    ADJUSTMENTS    FAIR VALUE
                                                              L'000          L'000          L'000
----------------------------------------------------------------------------------------------------
                                                                  thousands of pounds sterling
Fixed assets                                                   166,106       (128,122)        37,984
Current assets                                                 460,663         36,687        497,350
                                                           -----------------------------------------
Total assets                                                   626,769        (91,435)       535,334
                                                           -----------------------------------------

Creditors:  amounts falling due within one year               (372,898)        (2,920)      (375,818)
Creditors:  amounts falling due after more than one year      (275,136)       (25,767)      (300,903)
1998 provisions for reorganization                             (79,206)         1,402        (77,804)
Provisions for liabilities and charges                            (282)          --             (282)
                                                           -----------------------------------------
Total liabilities                                             (727,522)       (27,285)      (754,807)
                                                           -----------------------------------------

Net liabilities                                               (100,753)      (118,720)      (219,473)
                                                           -----------------------------------------
Goodwill                                                                                     729,473
                                                                                         -----------
Consideration                                                                                510,000
                                                                                         -----------

Satisfied by:
Issuance of 42.5 million new ordinary shares                                                 273,821
Cash                                                                                         236,179
                                                                                         -----------
                                                                                             510,000
====================================================================================================

L  Refers to pounds sterling

     The Company revalued all assets and liabilities acquired to fair market value at the date of the acquisition. The principal adjustments relate to the write-off of existing goodwill balances, and the revaluations of deferred broker commissions, debt balances and lease costs, together with the related tax effects of the adjustments.

                          AMVESCAP PLC AND SUBSIDIARIES

     GT Global's profit for the financial year ended December 31, 1997 was pounds sterling 16,516,000 as reported under International Accounting Standards. Results of GT Global for the period January 1, 1998 to May 29, 1998 are not meaningful due to the extent of the subsequent restructuring of the acquired businesses, and the fact that the acquired entities did not collectively operate as a separate business prior to the acquisition.

     The operations of GT Global have been reorganized, integrated and merged into the existing AMVESCAP business units. The operating results and cashflows of the AMVESCAP business units do not separately segregate the former GT Global operations. It is therefore not possible to determine or estimate the post-acquisition results of the former GT Global companies. The cost of this integration program is pounds sterling 48.6 million (pounds sterling 40.8 million after tax), which has been recorded as an exceptional item in 1998. Costs include staff retention and redundancy payments and expenses associated with terminating lease arrangements for excess office space and other costs associated with the integration of the businesses. The exceptional provisions remaining at December 31, 1998 were pounds sterling 28.4 million, after cash payments of pounds sterling 16.4 million and non-cash write-offs of pounds sterling 3.8 million.

     1997 - MERGER WITH A I M MANAGEMENT GROUP INC.

     On February 28, 1997, the Company completed its merger with A I M Management Group Inc. ("AIM"). The transaction has been accounted for as an acquisition and AIM's results have been included from March 1, 1997.

     Total consideration for the merger was pounds sterling 1.1 billion. The Company acquired all of the issued and outstanding shares of capital stock of AIM, and issued 252.3 million new ordinary shares of the Company's stock. The fair value of net assets acquired was pounds sterling 44.3 million. The balance of the consideration of pounds sterling 372.1 million was paid in cash from the net proceeds for the rights offering completed in February 1997 and from amounts drawn under a credit facility. Options over a further 37.7 million shares were also granted at the merger date. Pounds sterling 1.0 billion of goodwill was created during the merger and was written off to other reserves.

3. SEGMENTAL INFORMATION

     Geographical analysis of the Company's business, which is principally investment management, is as follows:
--------------------------------------------------------------------------------

                                                            REVENUE             PROFIT AFTER EXCEPTIONAL ITEM
                          -----------------------------------------   ---------------------------------------
                             1998           1997           1996          1998          1997          1996
                            L'000          L'000          L'000         L'000         L'000         L'000
                          -----------    -----------    -----------   -----------   -----------   -----------
North America                 659,241        457,379        175,856       208,379       184,234        62,690
Europe and Pacific            142,931         73,280         60,379           285         3,148         2,294
                          -----------    -----------    -----------   -----------   -----------   -----------
                              802,172        530,659        236,235       208,664       187,382        64,984
                          ===========    ===========    ===========
Goodwill amortization                                                     (21,221)          --             --
Net interest (payable)/
   receivable                                                             (25,965)      (10,089)          997
                                                                      -----------   -----------   -----------
Profit before taxation                                                    161,478       177,293        65,981
=============================================================================================================

                                                                     NET ASSETS
                                                 ------------------------------
                                                    1998               1997
                                                   L'000              L'000
--------------------------                       ------------------------------
North America                                         143,701           107,497
Europe and Pacific                                     98,133            33,768
--------------------------                       ------------------------------
                                                      241,834           141,265
Goodwill                                              711,795              --
Net debt                                             (622,659)         (162,727)
--------------------------                       ------------------------------
Net assets/(liabilities)                              330,970           (21,462)
===============================================================================

L  Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

     The US dollar profits have been translated into sterling at an average rate for 1998 of 1.66 (1997: 1.64, 1996: 1.56). Revenue reflects the geographical segments from which services are provided and is not materially different from the geographical segments to which services are provided. The revenues, profits, and net assets for all regions have been impacted by the acquisition of GT Global in 1998 (see Note 2).

4. INVESTMENT INCOME
--------------------------------------------------------------------------------

                                                                                         1998           1997          1996
                                                                                        L'000          L'000         L'000
------------------------------------------------------------------------ --------------------------------------------------
Interest receivable                                                                     12,235          7,964         3,590
(Loss)/income from listed investments                                                   (1,347)           548           140
Income from unlisted investments                                                         1,295            748           585
---------------------------------------------------------------------------------------------------------------------------
                                                                                        12,183          9,260         4,315
===========================================================================================================================

L  Refers to pounds sterling

5. INTEREST PAYABLE
--------------------------------------------------------------------------------

                                                                                      1998           1997          1996
                                                                                     L'000          L'000         L'000
-------------------------------------                                              -----------    -----------   -----------
AMVESCAP senior notes                                                                   16,771           --            --
Credit facility                                                                         13,501          8,950          --
Other                                                                                    7,928          9,103         2,593
-------------------------------------                                              -----------    -----------   -----------
                                                                                        38,200         18,053         2,593
===========================================================================================================================

L  Refers to pounds sterling

6. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging the following items:
--------------------------------------------------------------------------------

                                                                                      1998           1997          1996
                                                                                     L'000          L'000         L'000
-------------------------------------------------                                  -----------    -----------   -----------
Auditor's remuneration, including expenses:
   Audit work                                                                              878            667           725
   Non-audit work                                                                          905            665           845
===========================================================================================================================

L  Refers to pounds sterling

7. DIRECTORS AND EMPLOYEES
--------------------------------------------------------------------------------

                                                                                      1998           1997          1996
                                                                                     L'000          L'000         L'000
-------------------------------------------------                                  -----------    -----------   -----------
Wages and salaries                                                                     237,008        153,531        81,548
Social security costs                                                                   14,366          8,377         4,187
Other pension costs                                                                     17,451         11,237         7,976
-------------------------------------------------                                  -----------    -----------   -----------
                                                                                       268,825        173,145        93,711
===========================================================================================================================

L  Refers to pounds sterling

     GLOBAL STOCK PLAN ("THE PLAN")

     A sum of pounds sterling 9,826,000 (1997: pounds sterling 8,340,000, 1996: pounds sterling sterling 4,506,000) has been paid into the Plan, a remuneration scheme for senior executives. This Plan is funded by a profit-linked bonus paid annually in respect of directors and senior employees into a discretionary employee benefit trust which then purchases shares or share equivalents of the Company in the open market. These securities are allocated within the trust and, provided they retain their position within the Company for a period of three years from the date of the bonus, the shares will be transferred to the participants upon retirement or termination of employment. The trust held 7,632,000 ordinary shares at December 31, 1998 (1997: 5,618,000, 1996:
4,040,000).

     The average number of employees of the Company during the year was 4,500 (1997: 3,100, 1996: 1,420). Of these totals, 3,600 (1997: 2,580, 1996: 926) were employed in North America and the remainder were employed in Europe and the Pacific.

                          AMVESCAP PLC AND SUBSIDIARIES

8.       TAXATION
--------------------------------------------------------------------------------

                                                                                              1998           1997           1996
                                                                                             L'000          L'000          L'000
----------------------------------------------------------------------------               -----------   -----------    -----------
UK taxation:
   Corporation tax at 31.0 percent (1997: 31.5 percent, 1996: 33.0 percent)                      2,500         4,406          2,942
   ACT recoverable                                                                                --            (476)        (2,047)
----------------------------------------------------------------------------               -----------   -----------    -----------
                                                                                                 2,500         3,930            895
Overseas current taxation                                                                       58,770        52,297         20,091
Overseas deferred taxation                                                                       6,103         4,052           --
----------------------------------------------------------------------------               -----------   -----------    -----------
                                                                                                67,373        60,279         20,986
===================================================================================================================================

L  Refers to pounds sterling

     At present there is no intention to distribute the retained earnings of certain overseas subsidiaries, no provision has been made for any additional taxation that might arise on distribution.

9.       DIVIDENDS
--------------------------------------------------------------------------------

                                                                             1998          1997          1996
                                                                            L'000         L'000         L'000
---------------------------------------------------------                 -----------   -----------   -----------
Interim paid, 3p per share (1997: 2.5p, 1996: 2p)                              18,900        13,952         4,962
Final proposed, 5p per share (1997: 4.5p, 1996: 4p)                            31,694        25,510        11,990
---------------------------------------------------------                 -----------   -----------   -----------
                                                                               50,594        39,462        16,952
=================================================================================================================

L  Refers to pounds sterling

     The trustees of the Employee Share Option Trust ("ESOT") waived dividends amounting to pounds sterling 2,470,000 in 1998 (1997: pounds sterling 1,789,000, 1996: pounds sterling 1,448,000).

10. EARNINGS PER SHARE

     Diluted earnings per share takes into account the effect of dilutive potential ordinary shares outstanding during the period. The Company has calculated its 1998 diluted earnings per share amounts using the methods prescribed in FRS 14, which was adopted in 1998, and has restated all prior periods presented. The directors consider that the profit before exceptional item and goodwill amortization is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of the year by year performance of the business.

--------------------------------------------------------------------------------

1998                                   PROFIT BEFORE
                                    EXCEPTIONAL ITEM
                                        AND GOODWILL    NUMBER OF
                                        AMORTIZATION     SHARES       PER SHARE
                                            L'000         L'000        amount
--------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                     156,126       601,234         26.0p
                                                                     ===========
Issuance of options                             --          33,145
Conversion of loan note                          521         8,977
--------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                   156,647       643,356         24.3p
================================================================================

--------------------------------------------------------------------------------

1997                                                      NUMBER OF
                                             PROFIT        SHARES       PER SHARE
                                              L'000         L'000        amount
----------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                       117,014       516,309         22.7p
                                                                       ===========
Issuance of options                               --          31,790
Conversion of loan note                          1,140        19,253
----------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                     118,154       567,352         20.8p
==================================================================================

L  Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

1996                                                    NUMBER OF
                                           PROFIT        SHARES       PER SHARE
                                           L'000          L'000         amount
--------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                      44,995       254,768         17.7p
                                                                     ===========
Issuance of options                             --           9,963
Conversion of loan note                        1,521        23,496
--------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                    46,516       288,227         16.1p
                                         ===========   ===========   ===========

L Refers to pounds sterling

11. TANGIBLE ASSETS

Tangible assets are comprised of technology and other equipment.
--------------------------------------------------------------------------------

                                                                                 COST        DEPRECIATION   NET BOOK VALUE
                                                                                 L'000          L'000          L'000
-----------------------------------------------------------------------       -----------    -----------    -----------
At December 31, 1996                                                               44,019        (23,602)        20,417
Exchange adjustment                                                                   438           (188)           250
Additions                                                                          25,463           --           25,463
Arising from acquisitions                                                          19,770           --           19,770
Provided during the year                                                             --          (18,197)       (18,197)
Disposals                                                                          (2,727)         1,856           (871)
-----------------------------------------------------------------------       -----------    -----------    -----------
At December 31, 1997                                                               86,963        (40,131)        46,832
-----------------------------------------------------------------------       -----------    -----------    -----------
Exchange adjustment                                                                (1,963)           800         (1,163)
Additions                                                                          59,554           --           59,554
Arising from acquisitions                                                          14,645           --           14,645
Provided during the year                                                             --          (26,216)       (26,216)
Disposals                                                                         (24,971)        20,100         (4,871)
-----------------------------------------------------------------------       -----------    -----------    -----------
At December 31, 1998                                                              134,228        (45,447)        88,781
=======================================================================================================================

L Refers to pounds sterling

     Leased assets with a net book value of pounds sterling 1,818,000 (1997:
       pounds sterling 1,830,000) are included in tangible assets.

12. INVESTMENTS (HELD AS FIXED ASSETS)
------------------------------------------------------------------------------

                                                    SHARES OF        OTHER
                                                   AMVESCAP PLC   INVESTMENTS       TOTAL
                                                      L'000          L'000          L'000
----------------------------------------------     ------------   -----------    -----------
Cost
At December 31, 1996                                    66,629         11,276         77,905
Additions                                               16,229          1,699         17,928
Arising from acquisition                                  --            5,470          5,470
Disposals                                               (6,520)          (441)        (6,961)
----------------------------------------------     ------------    -----------    -----------
At December 31, 1997                                    76,338         18,004         94,342
Additions                                               37,770          9,639         47,409
Arising from acquisition                                  --           27,078         27,078
Disposals                                               (5,715)       (27,918)       (33,633)
----------------------------------------------     -----------    -----------    -----------
At December 31, 1998                                   108,393         26,803        135,196
==============================================     ===========    ===========    ===========
Provisions against investments
At December 31, 1997 and 1996                           (2,027)        (5,689)        (7,716)
Disposals                                                 --            4,258          4,258
----------------------------------------------     -----------    -----------    -----------
At December 31, 1998                                    (2,027)        (1,431)        (3,458)
----------------------------------------------     -----------    -----------    -----------
Net book value
At December 31, 1997                                    74,311         12,315         86,626
============================================================================================
At December 31, 1998                                   106,366         25,372        131,738
============================================================================================

L Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

     Shares of AMVESCAP PLC include the holdings of the ESOT and comprise 34,634,000 (1997: 31,385,000) ordinary shares, all of which are under option at December 31, 1998 to qualifying employees of the Company. Under normal circumstances, the options are not capable of being exercised within three years of the date they were granted, and they lapse after 10 years. At December 31, 1998 there were options over these securities at exercise prices between 90p and 654p. The market price of the ordinary shares at the end of 1998 was 466.25p.

     Other investments at December 31, 1998 primarily consist of investments in various AMVESCAP mutual funds and unit trusts, investments on behalf of deferred compensation plans, and investments in insurance companies.

13. GOODWILL

     Goodwill arising from acquisitions in 1998 amounted to pounds sterling
733.0 million, pounds sterling 729.5 million from the acquisition of GT Global, pounds sterling 3.1 million from the purchase of the remaining minority interest of a subsidiary, and pounds sterling 0.4 million from the acquisition of two mutual funds. Amortization of goodwill in 1998 amounted to pounds sterling 21.2 million.

Prior goodwill has been written off as follows:

------------------------------------------------------------------------------------
                                                                            L'000
------------------------------------------------------------------------------------
To other reserves                                                          1,184,339
To cancellation of share premium account                                      44,468
To profit and loss account                                                    73,600
------------------------------------------------------------------------------------
                                                                           1,302,407
====================================================================================

L    Refers to pounds sterling

14. DEBTORS



--------------------------------------------------------------------------------
                                                         1998           1997
                                                         L'000          L'000
------------------------------------------            -----------    -----------
Trade debtors                                             187,549        107,645
Other debtors                                             100,785         41,352
Prepayments and accrued income                             13,830         11,071
Taxation prepaid/recoverable                               13,200          8,456
Deferred taxation                                          31,859         21,631
Customer and counterparty deposits                        132,158           --
------------------------------------------            -----------    -----------
                                                          479,381        190,155
================================================================================

L    Refers to pounds sterling

     Deferred taxation principally arises in relation to employee share options, contributions to the Global Stock Plan, and certain items related to the acquisition of GT Global.

15. INVESTMENTS (HELD AS CURRENT ASSETS)

     Included in current asset investments are listed overseas investments of pounds sterling 75,367,000 (1997: pounds sterling 24,504,000) and unlisted investments of pounds sterling 4,102,000 (1997: pounds sterling 2,050,000).

                          AMVESCAP PLC AND SUBSIDIARIES

16. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
--------------------------------------------------------------------------------

                                                          1998           1997
                                                         L'000          L'000
----------------------------------------------         -----------   -----------
Trade creditors                                             99,174        62,614
Other creditors                                             78,856        21,369
Current maturities of long-term debt                         7,195        25,991
Bank overdraft                                              47,700         2,556
Corporation tax payable                                     14,747        16,784
Proposed ordinary dividend                                  31,694        25,510
Accruals and deferred income                               128,258        59,147
Customer and counterparty creditors                        136,837          --
----------------------------------------------         -----------   -----------
                                                           544,461       213,971
================================================================================

L  Refers to pounds sterling

     At December 31, 1997, the sterling equivalent of US$25,379,533 is also included in creditors falling due within one year relating to the 8.75 percent Convertible Unsecured Loan Note 1998 ("CULN"). The note, which was redeemable at par, was converted in 1998 at the rate of approximately 57.75 ordinary shares per US$100 principal amount.

17. LONG-TERM DEBT
--------------------------------------------------------------------------------

                                                                               1998           1997
                                                                               L'000         L'000
--------------------------------------------------------------------        -----------    -----------
US$700 million (L 417.2 million) credit facility due 2002                       271,278        203,598
CULN due 1998 at 8.75%                                                             --           15,425
Senior notes - US$17.4 million due 1998 at 9%                                      --           10,566
Senior notes - US$250 million due 2003 at 6.375% and
     US$400 million due 2005 at 6.6%                                            387,366           --
DM 60 million fixed notes due 1999 - 2003,
     interest  5.2% - 6.75%                                                      21,344           --
Senior notes - US$9.8 million due 2001 at 6.5% and
     US$10 million due 2006 at 6.875%                                            12,841           --
Other debt                                                                          376           --
--------------------------------------------------------------------        -----------    -----------
Total long-term debt                                                            693,205        229,589
Less:  current maturities of long-term debt                                      (7,195)       (25,991)
--------------------------------------------------------------------        -----------    -----------
Total long-term debt, net of current maturities                                 686,010        203,598
======================================================================================================

L  Refers to pounds sterling

     The US$700 million credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare or pay cash dividends in excess of 60% of consolidated net profit. Interest is payable based upon LIBOR rates in existence at the time of each borrowing.

Maturities of long-term debt are as follows:
--------------------------------------------------------------------------------

                                                                L'000
-----------------------------------------------------        -----------
1999                                                               7,195
2000                                                                  81
2001                                                              13,534
2002                                                             271,358
2003                                                             156,156
Thereafter                                                       244,881
-----------------------------------------------------        -----------
                                                                 693,205
========================================================================

L  Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

18.      PROVISIONS FOR LIABILITIES AND CHARGES

     Other provisions at December 31, 1998 on the Company balance sheet consist of pounds sterling 25.9 million in provisions related to the GT Global acquisition, pounds sterling 14.0 million in provisions related to the AIM merger, and pounds sterling 3.5 million in other provisions.

19.      SHARE CAPITAL
--------------------------------------------------------------------------------

                                                        1998                        1997
                                        NUMBER         L'000      NUMBER           L'000
                                      -------------------------   -------------------------
Authorized ordinary shares of
   25p each                           850,800,000       212,700   770,800,000       192,700
-----------------------------------    -----------   -----------   -----------   ----------
Allotted, called up, and fully paid
   ordinary shares of 25p each        670,023,406       167,506   595,419,323       148,855
===========================================================================================

L  Refers to pounds sterling

During the year the Company has issued the following shares:
-------------------------------------------------------------------------------

                                                                         NUMBER
----------------------------------------------------------             ----------
On completion of the acquisition of GT Global                          42,500,000
Options exercised                                                      17,448,099
Conversion of the CULN                                                 14,655,984
----------------------------------------------------------             ----------
                                                                       74,604,083
=================================================================================

L  Refers to pounds sterling

At December 31, 1998 shares are reserved for the following purposes:
-------------------------------------------------------------------------------

                                                                                           LAST EXPIRY
                                                               SHARES          PRICES          DATE
-------------------------------------------------------     ------------     -----------  -------------
Options arising from the AIM merger                           13,630,053         25p-72p    April 2006
Subscription agreement (options) with the ESOT                41,000,000       244p-452p      Nov 2004
Options granted under the UK Sharesave Scheme                    355,645            334p      Nov 2000
Options granted under International Sharesave Plan                                  390p      Feb 2001
                                                               1,795,350
                                                            ------------
                                                              56,781,048
=======================================================================================================

L  Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

20. SHAREHOLDERS' FUNDS

Movements in shareholders' funds for the Company comprise:
-------------------------------------------------------------------------------

                                                               CAPITAL                    PROFIT AND
                                   SHARE        SHARE         REDEMPTION       OTHER         LOSS
                                  CAPITAL      PREMIUM         RESERVE       RESERVES      ACCOUNT          TOTAL
                                   L'000        L'000           L'000          L'000         L'000          L'000
-------------------------------------------------------------------------------------------------------------------
                                                               in thousands of pounds sterling
At December 31, 1995                69,309        29,359           1,469     (116,066)      108,823          92,894
Profit for the financial year          --             --             --            --        44,995          44,995
Dividends                              --             --             --            --       (16,952)        (16,952)
Goodwill written off                   --             --             --        (7,430)           --          (7,430)
Cancellation of deferred shares    (2,523)            --          2,523            --            --              --
Conversion of loan note               965          3,610             --            --            --           4,575
Exercise of options                    97            215             --            --            --             312
Currency translation
differences
   on investments in overseas
   subsidiaries                        --             --             --        (6,032)           --          (6,032)
-------------------------------------------------------------------------------------------------------------------
Change in shareholders' funds      (1,461)         3,825          2,523       (13,462)        28,043          19,468
-------------------------------------------------------------------------------------------------------------------
At December 31, 1996               67,848         33,184          3,992      (129,528)      136,866         112,362
Profit for the financial year          --             --             --            --       117,014         117,014
Dividends                              --             --             --            --       (39,462)        (39,462)
Goodwill written off                   --             --             --    (1,022,790)           --      (1,022,790)
AIM merger                         63,086             --             --       537,491            --         600,577
Exercise of options                 1,323         11,206             --       (10,450)           --           2,079
Rights issue                       13,567        103,373             --            --            --         116,940
Conversion of loan note             3,031          9,602             --            --            --          12,633
Warrant reserve for the AIM
   merger                              --             --             --        77,500            --          77,500
Currency translation
differences
   on investments in overseas
   subsidiaries                        --             --             --          1,685           --           1,685
-------------------------------------------------------------------------------------------------------------------
Change in shareholders' funds       81,007       124,181             --      (416,564)        77,552       (133,824)
-------------------------------------------------------------------------------------------------------------------
At December 31, 1997               148,855       157,365          3,992      (546,092)       214,418        (21,462)
Profit for the financial year           --            --             --             --        94,105          94,105
Dividends                               --            --             --             --      (50,594)        (50,594)
Exercise of options                  4,362        37,164             --       (36,356)            --           5,170
GT Global acquisition               10,625       263,196             --             --            --         273,821
Conversion of loan note              3,664        11,657             --            104            --          15,425
Currency translation
differences
   on investments in overseas
   subsidiaries                         --            --             --         14,505            --          14,505
-------------------------------------------------------------------------------------------------------------------
Change in shareholders' funds       18,651       312,017             --       (21,747)        43,511         352,432
At December 31, 1998               167,506       469,382          3,992      (567,839)       257,929         330,970
====================================================================================================================


L    Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

21. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

--------------------------------------------------------------------------------------------------------------
                                                                         1998          1997           1996
                                                                        L'000         L'000          L'000
--------------------------------------------------------------------------------------------------------------
                                                                         in thousands of pounds sterling
(Decrease)/increase in cash                                              (26,526)        63,155        (20,483)
Cash outflow from debt and lease financing                                   415            164            504
Cash inflow from issuance of CULS                                           --             --         (119,392)
Cash inflow from bank loans                                             (173,519)      (134,182)          --
Cash outflow/(inflow) from liquid resources                               33,833       (155,362)       114,385
--------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows                            (165,797)      (226,225)       (24,986)
--------------------------------------------------------------------------------------------------------------
Debt due within one year                                                   8,454         54,706          2,447
Debt due after more than one year                                       (317,662)          --             --
Net finance leases                                                          (557)           219           (568)
Translation difference                                                    15,630          1,000         (2,361)
--------------------------------------------------------------------------------------------------------------
Change in net debt resulting from non-cash changes and translation      (294,135)        55,925           (482)
--------------------------------------------------------------------------------------------------------------
Movement in net debt in the year                                        (459,932)      (170,300)       (25,468)
Net debt beginning of the year                                          (162,727)         7,573         33,041
--------------------------------------------------------------------------------------------------------------
Net debt end of the year                                                (622,659)      (162,727)         7,573
==============================================================================================================

L Refers to pounds sterling

22. ANALYSIS OF NET DEBT

---------------------------------------------------------------------------------------------------------------------------
1998                                                                                              NON-CASH
                                                                   DECEMBER 31,                  CHANGES AND    DECEMBER 31,
                                                                       1997        CASH FLOW     TRANSLATION        1998
                                                                      L'000          L'000          L'000          L'000
---------------------------------------------------------------------------------------------------------------------------
NET CASH:
Cash at bank and in hand, including cash
   acquired on acquisition of L8,095,000                               70,681         51,983         (3,013)       119,651
Less: deposits treated as liquid resources,
   including liquid resources acquired on
   acquisition of L108,393,000                                        (35,250)       (33,833)         1,123        (67,960)
---------------------------------------------------------------------------------------------------------------------------
                                                                        35,431         18,150         (1,890)        51,691
Bank overdrafts, including bank overdrafts
   acquired on acquisition of L22,703,000                              (2,556)       (44,676)          (468)       (47,700)
---------------------------------------------------------------------------------------------------------------------------
                                                                        32,875        (26,526)        (2,358)         3,991
Liquid resources                                                        35,250         33,833         (1,123)        67,960
Debt due within one year                                               (25,991)        10,419          8,377         (7,195)
Debt due after more than one year                                     (203,598)      (183,938)      (298,474)      (686,010)
Finance leases                                                          (1,263)           415           (557)        (1,405)
---------------------------------------------------------------------------------------------------------------------------
Total                                                                 (162,727)      (165,797)      (294,135)      (622,659)
===========================================================================================================================

L Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

Analysis of net debt continued

---------------------------------------------------------------------------------------------------------------------------
1997                                                                                              NON-CASH
                                                                   DECEMBER 31,                   CHANGES AND   DECEMBER 31,
                                                                       1996        CASH FLOW     TRANSLATION        1997
                                                                      L'000          L'000          L'000          L'000
---------------------------------------------------------------------------------------------------------------------------
NET CASH:
Cash at bank and in hand, including cash
   acquired on acquisition of L2,114,000                               170,818       (102,315)         2,178         70,681
Less: deposits treated as liquid resources, including
   liquid resources acquired on acquisition of
   L36,853,000                                                         (153,008)       155,362        (37,604)       (35,250)
---------------------------------------------------------------------------------------------------------------------------
                                                                        17,810         53,047        (35,426)        35,431
Bank overdrafts                                                        (12,664)        10,108           --           (2,556)
---------------------------------------------------------------------------------------------------------------------------
                                                                         5,146         63,155        (35,426)        32,875
Liquid resources                                                       153,008       (155,362)        37,604         35,250
Debt due within one year                                              (146,807)        68,800         52,016        (25,991)
Debt due after more than one year                                       (2,128)      (202,982)         1,512       (203,598)
Finance leases                                                          (1,646)           164            219         (1,263)
---------------------------------------------------------------------------------------------------------------------------
Total                                                                    7,573       (226,225)        55,925       (162,727)
===========================================================================================================================

L Refers to pounds sterling

--------------------------------------------------------------------------------------------------------------------------
1996                                                                                             NON-CASH
                                                                  DECEMBER 31,                  CHANGES AND    DECEMBER 31,
                                                                    1995          CASH FLOW     TRANSLATION       1996
                                                                    L'000           L'000          L'000         L'000
--------------------------------------------------------------------------------------------------------------------------
NET CASH:
Cash at bank and in hand                                               68,932        106,566         (4,680)       170,818
Less: deposits treated as liquid resources                            (41,934)      (114,385)         3,311       (153,008)
--------------------------------------------------------------------------------------------------------------------------
                                                                       26,998         (7,819)        (1,369)        17,810
Bank overdrafts                                                          --          (12,664)          --          (12,664)
--------------------------------------------------------------------------------------------------------------------------
                                                                       26,998        (20,483)        (1,369)         5,146
Liquid resources                                                       41,934        114,385         (3,311)       153,008
Debt due within one year                                              (34,309)      (119,392)         6,894       (146,807)
Debt due after more than one year                                        --             --           (2,128)        (2,128)
Finance leases                                                         (1,582)           504           (568)        (1,646)
--------------------------------------------------------------------------------------------------------------------------
Total                                                                  33,041        (24,986)          (482)         7,573
==========================================================================================================================

L Refers to pounds sterling

23. COMMITMENTS AND CONTINGENCIES

     PENSION COMMITMENTS

     The Company operates a number of pension schemes throughout the world. All are defined contribution schemes with the exception of several small schemes operating for employees in the UK, US, Hong Kong, Germany and Channel Islands, which are defined benefit schemes. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 1998 all plans are fully funded, with the exception of the Germany schemes, which are unfunded in accordance with local practice. The Company will keep its level of contributions under review in accordance with the actuaries' recommendations. The costs amounted to pounds sterling 3,774,000 (1997: pounds sterling 2,374,000, 1996:
pounds sterling 2,405,000) in respect of the defined benefit schemes and pounds sterling 13,677,000 (1997: pounds sterling
8,863,000, 1996: pounds sterling 5,571,000) in respect of the defined contribution schemes.

                          AMVESCAP PLC AND SUBSIDIARIES

     LEASE COMMITMENTS

------------------------------------------------------------------------------------------
                                          LAND AND BUILDINGS               OTHER
                                     -----------------------------------------------------
OPERATING LEASES WHICH EXPIRE:           1998          1997          1998         1997
                                        L'000          L'000         L'000        L'000
------------------------------------------------------------------------------------------
Within one year                            1,932           712           277            85
Within two to five years inclusive         9,683         3,795         1,895           463
In more than five years                    4,535         6,145          --            --
------------------------------------------------------------------------------------------
                                          16,150        10,652         2,172           548
==========================================================================================

L Refers to pounds sterling

     The majority of the leases of land and buildings are subject to rent reviews.

     CONTINGENT LIABILITIES

     (a) Guarantees and contingencies may arise in the ordinary course of business. The directors have not been notified of any material claims arising from such commitments.

     (b) In the normal course of business, the Company is subject to various litigation; however, in management's opinion, there are no legal proceedings pending against the Company, which would have a material adverse effect on its financial position, results of operations or liquidity.

24. FINANCIAL INSTRUMENTS

The interest rate profile of the financial liabilities of the Company at December 31, 1998 was:

--------------------------------------------------------------------------------------------------------------------------
                                                                                       FIXED RATE FINANCIAL LIABILITIES
                                                                                    --------------------------------------
                                                                                                        WEIGHTED AVERAGE
                                                                                     WEIGHTED AVERAGE    PERIOD FOR WHICH
CURRENCY               TOTAL             FLOATING RATE          FIXED RATE            INTEREST RATE       RATE IS FIXED
                       L'000                 L'000                L'000                     %                  YEARS
--------------------------------------------------------------------------------------------------------------------------
US Dollar              676,142               275,576               400,566                 6.5                   5.6
DM                      52,859                31,515                21,344                 6.0                   3.0
Sterling                10,433                10,023                   410                12.0                   1.0
Other                    2,876                 2,240                   636                 8.0                   3.5
--------------------------------------------------------------------------------------------------------------------------
Total                  742,310               319,354               422,956                 6.5                   5.5
==========================================================================================================================

L Refers to pounds sterling

The Company held the following financial assets at December 31, 1998:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                        WEIGHTED AVERAGE
                                                                                                          INTEREST RATE
                                                                             L'000                              %
-------------------------------------------------------------------------------------------------------------------------
US Dollar cash deposits                                                       72,738                            N/A
Sterling cash deposits                                                        25,207                            N/A
Other cash deposits                                                           22,745                            N/A
DM debt securities                                                            47,793                            3.5
US Treasury bills                                                              3,548                           4.35
-------------------------------------------------------------------------------------------------------------------------
Total                                                                        172,031
=========================================================================================================================

L Refers to pounds sterling

     The cash deposits comprise deposits placed primarily in money market accounts and 7-day deposits. All the investments in debt securities are in fixed rate securities. For the DM securities and US Treasury bills, the weighted average time for which the rate is fixed is 0.2 years.

                          AMVESCAP PLC AND SUBSIDIARIES

     The Company has excluded debtors and creditors from its financial instrument disclosures. Included in debtors and creditors are customer and counterparty receivables and payables, respectively. The majority of these amounts mature within three months, and at December 31, 1998, there was no material interest rate gap on these amounts. There were no material differences between the book values and the fair values of the financial assets and liabilities at December 31, 1998.

25. RECONCILIATION TO US ACCOUNTING PRINCIPLES

     The following is a summary of material adjustments to profit and shareholders' funds which would be required if US Generally Accepted Accounting Principles ("US GAAP") had been applied instead of UK Generally Accepted Accounting Principles ("UK GAAP").


-------------------------------------------------------------------------------------------------------
                                                                    1998         1997          1996
                                                                   L'000        L'000         L'000
-------------------------------------------------------------------------------------------------------
Profit for the financial year under UK GAAP                          94,105       117,014        44,995
US GAAP adjustments:
   Acquisition accounting (a)                                       (36,091)      (44,496)      (13,592)
   Taxation (b)                                                     (13,613)       (4,647)         (657)
   Other (f)                                                           (150)        1,082           306
-------------------------------------------------------------------------------------------------------
Net income under US GAAP                                             44,251        68,953        31,052
=======================================================================================================
Earnings per share under US GAAP (basic)                                 7p           13p           12p
=======================================================================================================
Earnings per share under US GAAP (diluted)                               7p           12p           11p
=======================================================================================================

L Refers to pounds sterling

------------------------------------------------------------------------------------------------
                                                                          1998           1997
                                                                         L'000          L'000
------------------------------------------------------------------------------------------------
Shareholders' funds under UK GAAP                                         330,970        (21,462)
US GAAP adjustments:
   Acquisition accounting (a)                                           1,022,254      1,079,307
   Deferred taxation (b)                                                   (1,027)        (4,764)
   Treasury stock (c)                                                    (131,857)       (82,138)
   Dividends (d)                                                           31,694         25,510
   Loans of employee stock ownership plans (e)                             (2,309)        (5,772)
   Other (f)                                                                5,381          5,681
------------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP                                      1,255,106        996,362
================================================================================================

L Refers to pounds sterling

(a) ACQUISITION ACCOUNTING

     Under UK GAAP, goodwill arising on acquisition prior to 1998 has been eliminated directly against reserves. Under US GAAP, goodwill and other intangible assets are capitalized and amortized by charges to the profit and loss account over a period of 20 years. Under UK GAAP, goodwill arising in 1998 and in the future will be capitalized and amortized over a period not to exceed 20 years. During 1998, the Company revised the estimated lives of its intangible assets to 20 years, reflecting a change in accounting estimate. Under UK GAAP, certain integration-related amounts were expensed directly to the profit and loss account. Under US GAAP, these integration costs were either capitalized as goodwill, expensed directly to the current year profit and loss account, or will be expensed to the profit and loss account in future years. The pounds sterling 36,091,000 adjustment to US GAAP net income includes pounds sterling 59,000,000 in goodwill and other intangible amortization offset by pounds sterling 22,909,000 in acquisition accounting differences.

                          AMVESCAP PLC AND SUBSIDIARIES

(b) TAXATION

     The taxation adjustment primarily relates to differences in the financial statement treatments of stock option deductions under UK and US GAAP. Under UK GAAP, current tax expense is reduced by the tax benefit of the stock option deduction. Under US GAAP, the tax benefit is written off directly to equity.

     The deferred taxation adjustment primarily relates to the different treatments of intangible assets under UK and US GAAP. Under UK GAAP, such assets, which arose prior to 1998, have been written off directly to equity as part of goodwill, and consequently are not reflected in current income. Certain of these assets are being amortized for US tax purposes.

     Under UK GAAP, certain recurring deferred tax benefits are required to be written off, regardless of the profitability of the company. US GAAP amounts reflect the full benefit for all deferred taxes as long as the company is profitable.

(c) TREASURY STOCK

     Under UK GAAP, shares held by the ESOT are reflected as investments. Additionally, the trust related to the Global Stock Plan is not consolidated with the Company. Under US GAAP, shares held by the ESOT and the Global Stock Plan trust are reflected as treasury stock.

(d) DIVIDENDS

     Under UK GAAP, ordinary dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under US GAAP, dividends and the related tax implications are not recorded until formally approved.

(e) LOANS OF EMPLOYEE STOCK OWNERSHIP PLANS

     Under UK GAAP, loans of employee stock ownership plans which are guaranteed by the Company are accounted for as loans secured by shares in the Company. US GAAP requires such loans to be deducted from shareholders' equity.

(f) OTHER

     Other adjustments include accounting differences relating to pension costs, interval fund amortization, and deferred earn-out payments.

26. GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The 6.375% senior notes due 2003 and 6.6% senior notes due 2005, which were issued in connection with the GT Global acquisition, and which have an aggregate principal amount of $650 million, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly-owned subsidiaries: AIM Management Group, Inc., AIM Advisors, Inc., INVESCO, Inc., INVESCO North American Holdings, Inc., and INVESCO Capital Management, Inc. (the "Guarantors").

     Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 1998 and 1997. Since AIM subsidiaries were acquired by the Company on February 28, 1997, and their results have been included from March 1, 1997 (see Note 2), 1996 condensed consolidating financial statements are not meaningful and, therefore, have not been presented.

                          AMVESCAP PLC AND SUBSIDIARIES

           CONDENSED CONSOLIDATING BALANCE SHEET AND RECONCILIATION OF
                     SHAREHOLDERS' FUNDS FROM UK TO US GAAP

-----------------------------------------------------------------------------------------------------------------------------------
1998                                                                                                    CONSOLIDATED
                                                              GUARANTOR    NON-GUARANTOR  AMVESCAP PLC   ELIMINATION   CONSOLIDATED
                                                            SUBSIDIARIES   SUBSIDIARIES  PARENT COMPANY    ENTRIES         TOTAL
                                                                L'000          L'000         L,000          L'000          L'000
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                    206,523      1,159,244        600,246     (1,033,699)       932,314
Current assets                                                  102,310        560,006         15,686            499        678,501
Creditors: amounts falling
   due within one year                                          (68,688)      (419,528)       (56,155)           (90)      (544,461)
Intercompany balances                                          (118,540)      (324,630)       443,170           --             --
Creditors: amounts falling
   due after more than one year                                   1,658        (65,065)      (671,977)          --         (735,384)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS/(LIABILITIES)                                        123,263        910,027        330,970     (1,033,290)       330,970
===================================================================================================================================

CAPITAL AND RESERVES
Called up share capital                                           2,462            333        167,506         (2,795)       167,506
Share premium account                                            95,423         52,206        469,382       (147,629)       469,382
Profit and loss account                                         171,663        199,790        257,929       (371,453)       257,929
Other reserves                                                 (146,285)       657,698       (563,847)      (511,413)      (563,847)
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS UNDER
   UK GAAP                                                      123,263        910,027        330,970     (1,033,290)       330,970
===================================================================================================================================

RECONCILIATION TO US
   ACCOUNTING PRINCIPLES
US GAAP adjustments:
Acquisition accounting                                           58,631        963,623      1,022,254                     1,022,254
Deferred taxation                                                (2,658)         1,631         (1,027)                       (1,027)
Treasury stock                                                     --             --         (131,857)                     (131,857)
Dividends                                                          --             --           31,694                        31,694
Loans of employee stock
   ownership plans                                               (2,309)          --           (2,309)                       (2,309)
Other                                                             5,381           --            5,381                         5,381
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER US
   GAAP                                                         182,308      1,875,281      1,255,106                     1,255,106
===================================================================================================================================

L Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

           CONDENSED CONSOLIDATING BALANCE SHEET AND RECONCILIATION OF
                     SHAREHOLDERS' FUNDS FROM UK TO US GAAP


-----------------------------------------------------------------------------------------------------------------------------------
1997                                                                   NON-                       CONSOLIDATED
                                                       GUARANTOR    GUARANTOR      AMVESCAP PLC    ELIMINATION   CONSOLIDATED
                                                      SUBSIDIARIES SUBSIDIARIES   PARENT COMPANY     ENTRIES        TOTAL
                                                          L'000          L'000         L,000          L'000          L'000
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                              187,959        305,564        251,601       (611,666)       133,458
Current assets                                            103,360        176,013          8,121           (104)       287,390
Creditors: amounts falling
   due within one year                                    (52,509)      (109,491)       (47,164)        (4,807)      (213,971)
Intercompany balances                                    (141,215)       156,422        (15,207)          --             --
Creditors: amounts falling
   due after more than one year                           (10,378)        (5,605)      (218,813)         6,457       (228,339)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS/(LIABILITIES)                                   87,217        522,903        (21,462)      (610,120)       (21,462)
===================================================================================================================================

CAPITAL AND RESERVES
Called up share capital                                     2,511        311,004        148,855       (313,515)       148,855
Share premium account                                      81,797        (75,489)       157,365         (6,308)       157,365
Profit and loss account                                   131,951        131,743        214,418       (263,694)       214,418
Other reserves                                           (129,042)       155,645       (542,100)       (26,603)      (542,100)
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS UNDER
   UK GAAP                                                 87,217        522,903        (21,462)      (610,120)       (21,462)
===================================================================================================================================

RECONCILIATION TO US
   ACCOUNTING PRINCIPLES
US GAAP adjustments:
Acquisition accounting                                     88,075        991,232      1,079,307                     1,079,307
Deferred taxation                                          (7,089)         2,325         (4,764)                       (4,764)
Treasury stock                                               --             --          (82,138)                      (82,138)
Dividends                                                    --             --           25,510                        25,510
Loans of employee stock
   ownership plans                                         (5,772)          --           (5,772)                       (5,772)
Other                                                        --            5,681          5,681                         5,681
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER US
   GAAP                                                   162,431      1,522,141        996,362                       996,362
===================================================================================================================================

L Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

              CONDENSED CONSOLIDATING STATEMENT OF PROFIT AND LOSS
               AND RECONCILIATION OF NET INCOME FROM UK TO US GAAP


-----------------------------------------------------------------------------------------------------------------------------------
1998                                                                         NON-                     CONSOLIDATED
                                                          GUARANTOR        GUARANTOR   AMVESCAP PLC    ELIMINATION    CONSOLIDATED
                                                         SUBSIDIARIES    SUBSIDIARIES  PARENT COMPANY   ENTRIES          TOTAL
                                                             L'000           L'000         L,000          L'000          L'000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      350,513        451,659           --             --          802,172
Operating expenses                                           (176,064)      (437,369)        (1,244)          --         (614,677)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                              174,449         14,290         (1,244)          --          187,495
Other net (expense)/income                                    (12,520)       (61,715)        48,218           --          (26,017)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                        161,929        (47,425)        46,974           --          161,478
Taxation                                                      (37,451)       (27,536)        (2,386)          --          (67,373)
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                 124,478        (74,961)        44,588           --           94,105
Share of profits of
   subsidiaries                                                14,303        124,478         49,517       (188,298)          --
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME UNDER UK
   GAAP, (EQUITY METHOD)                                      138,781         49,517         94,105       (188,298)        94,105
RECONCILIATION TO US
   ACCOUNTING PRINCIPLES
US GAAP adjustments:
Acquisition accounting                                         (6,282)       (29,809)       (36,091)                      (36,091)
Taxation                                                      (28,824)        15,211        (13,613)                      (13,613)
Other                                                            (150)          --             (150)                         (150)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME UNDER US GAAP                                      103,525         34,919         44,251                        44,251
===================================================================================================================================

L Refers to pounds sterling

-----------------------------------------------------------------------------------------------------------------------------------
1997                                                                         NON-                     CONSOLIDATED
                                                          GUARANTOR        GUARANTOR   AMVESCAP PLC    ELIMINATION    CONSOLIDATED
                                                         SUBSIDIARIES    SUBSIDIARIES  PARENT COMPANY   ENTRIES          TOTAL
                                                             L'000          L'000          L,000          L'000          L'000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      227,683        302,976           --             --          530,659
Operating expenses                                            (98,831)      (241,384)        (4,358)          --         (344,573)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                              128,852         61,592         (4,358)          --          186,086
Other net (expense)/income                                    (26,660)       (21,726)        39,593           --           (8,793)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                        102,192         39,866         35,235           --          177,293
Taxation                                                      (33,768)       (24,580)        (1,931)          --          (60,279)
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                  68,424         15,286         33,304           --          117,014
Share of profits of
     subsidiaries                                              44,499         68,603         83,710       (196,812)          --
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME UNDER UK
   GAAP, (EQUITY METHOD)                                      112,923         83,889        117,014       (196,812)       117,014
RECONCILIATION TO US
     ACCOUNTING PRINCIPLES
US GAAP adjustments:
Acquisition accounting                                         (6,659)       (37,837)       (44,496)                      (44,496)
Taxation                                                         (802)        (3,845)        (4,647)                       (4,647)
Other                                                            --            1,082          1,082                         1,082
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME UNDER US GAAP                                      105,462         43,289         68,953                        68,953
===================================================================================================================================

L Refers to pounds sterling

                          AMVESCAP PLC AND SUBSIDIARIES

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------------------------------
1998                                               NON-                       CONSOLIDATED
                                 GUARANTOR      GUARANTOR      AMVESCAP PLC   ELIMINATION   CONSOLIDATED
                                 SUBSIDIARIES   SUBSIDIARIES   PARENT COMPANY    ENTRIES        TOTAL
                                    L'000          L'000          L,000          L'000          L'000
--------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from
   operating activities              183,300         12,178        (35,617)          --          159,861
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance              (11,848)        52,078         62,821       (126,457)       (23,406)
Taxation                             (37,469)       (13,120)        (9,522)          --          (60,111)
Net cash (outflow)/inflow from
   capital expenditure and
   financial investment              (27,212)       188,522       (234,660)          --          (73,350)
Net cash inflow/(outflow)
   related to acquisitions              --           89,344       (216,303)          --         (126,959)
Dividends paid                       (99,825)       (26,632)       (44,410)       126,457        (44,410)
Net cash inflow/(outflow) from
   management of liquid
   resources                           4,908        (38,741)          --             --          (33,833)
Net cash (outflow)/inflow from
    financing                        (10,500)      (287,031)       473,213           --          175,682
--------------------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN
   CASH                                1,354        (23,402)        (4,478)          --          (26,526)
========================================================================================================

L Refers to pounds sterling sterling


-----------------------------------------------------------------------------------------------------------------------------------
1997                                                                        NON-                      CONSOLIDATED
                                                          GUARANTOR      GUARANTOR     AMVESCAP PLC    ELIMINATION   CONSOLIDATED
                                                         SUBSIDIARIES   SUBSIDIARIES   PARENT COMPANY    ENTRIES         TOTAL
                                                             L'000          L'000          L,000          L'000          L'000
-----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from
   operating activities                                       160,901        113,212        (40,113)          --          234,000
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                                       (25,728)        37,436         64,806        (85,712)        (9,198)
Taxation                                                      (21,918)       (28,309)        (4,456)          --          (54,683)
Net cash outflow from capital
   expenditure and financial
   investment                                                 (14,729)        (9,740)       (10,767)          --          (35,236)
Net cash (outflow)/inflow
   related to acquisitions                                       --         (456,801)       119,392           --         (337,409)
Dividends paid                                                (59,081)       (26,631)       (25,942)        85,712        (25,942)
Net cash inflow from
   management of liquid
   resources                                                   28,685        126,677           --             --          155,362
Net cash (outflow)/inflow from
    financing                                                 (68,526)       307,309       (102,522)          --          136,261
-----------------------------------------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN
   CASH                                                          (396)        63,153            398           --           63,155
===================================================================================================================================

L Refers to pounds sterling

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, AMVESCAP PLC certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AMVESCAP PLC


Date: March 29, 1999                    By:     /s/ Robert F. McCullough
                                              ----------------------------------
                                              Robert F. McCullough
                                              Chief Financial Officer

                               INDEX TO EXHIBITS

Exhibit
Number                     Description
-------                    -----------
3.2           Amendment No. 1, dated as of May 28, 1998, to Stock Purchase Agreement, dated as of
              January 30, 1998, by and among the Company, AMD Acquisition Corp., Liechtenstein Global
              Trust, AG and LGT Holding (International) AG, Zurich.

3.12          Waiver, dated as of September 29, 1998, regarding the Amended and Restated Transfer
              Restriction Agreement, dated as of November 4, 1996, by and among the Company, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc.

3.28          Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in
              Liechtenstein Aktiengesellschaft, and Citibank, N.A.

3.29          Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. And Bank in Liechtenstein
              Aktiengesellschaft.