Form 20-F
period 1999-12-31
AMVESCAP PLC/LONDON/
filed 2000-05-02
CIK 914208

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

                         Commission File Number 1-13908

                                  AMVESCAP PLC
                       ----------------------------------
             (Exact name of registrant as specified in its charter)

                                     England
                          -----------------------------
                 (Jurisdiction of incorporation or organization)

             11 Devonshire Square, London, EC2M 4YR, United Kingdom
             ------------------------------------------------------
                    (Address of principal executive offices)

           Securities registered pursuant to Section 12(b) of the Act:

                                                       (Name of each exchange
          Title of each class                          on which registered)
--------------------------------------------          ------------------------
American Depositary Shares each representing          New York Stock Exchange
   5 Ordinary Shares of 25 pence par value per share

Ordinary Shares of 25 pence par value per share       London Stock Exchange
                                                      SBF - Paris Bourse
                                                      Frankfurt Stock Exchange
                                                      New York Stock Exchange(1)

Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of shares outstanding of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report.

                                                   Outstanding at
              Class                               December 31, 1999
-----------------------------------        ----------------------------------
Ordinary Shares, 25 pence per value                  674,468,227


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

-----------------------------------
(1) Listed, not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares' primary trading market is the London Stock Exchange.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

     AMVESCAP is one of the world's largest independent investment management complexes, with $357.4 billion of assets under management at December 31, 1999. We provide our clients with a broad array of domestic, foreign and global investment products. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. Our business is focused entirely on investment management.

     We operate through various subsidiaries and divisions throughout the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 950 investment professionals located around the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately two-thirds of our assets under management as of December 31, 1999, were invested in equities, and approximately one-third was invested in fixed income securities.

     We use several methods to distribute our products to retail and institutional clients in each market where we are located. In North America, we offer load and no-load mutual funds, private account management and "wrap" accounts. "Wrap" accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering all charges, including investment management, brokerage, custody, record-keeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, and private account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries. Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow our business units to access specific areas of investment management expertise located elsewhere in AMVESCAP. We believe that our ability to develop and distribute products across businesses via multiple delivery channels allows us to offer our clients a broader range of products and services.

     AMVESCAP is organized into four operating groups:

         MANAGED PRODUCTS GROUP           which manages and distributes: (i) the
                                          AIM family of 83 load mutual funds in
                                          the United States, (ii) the INVESCO
                                          family of 45 primarily no-load mutual
                                          funds in the United States, and (iii)
                                          32 load mutual funds in Canada;

         U.S. INSTITUTIONAL GROUP         which manages portfolios for
                                          institutional investors in the
                                          United States;

         INVESCO GLOBAL GROUP             which conducts our operations outside
                                          North America, including retail and
                                          institutional investment management
                                          and related marketing activities
                                          primarily in Europe and Asia; and

         RETIREMENT AND BENEFIT           which develops, markets, manages
         SERVICES GROUP                   and provides administrative
                                          and related services to defined
                                          contribution plans, such as 401(k)
                                          plans, and related retirement products
                                          throughout the world.

             AMVESCAP OPERATING STRUCTURE (AS OF DECEMBER 31, 1999)
--------------------------------------------------------------------------------

                                        MANAGED                U.S.             INVESCO            RETIREMENT AND
                                        PRODUCTS          INSTITUTIONAL          GLOBAL           BENEFIT SERVICES
                                        GROUP                 GROUP              GROUP                GROUP
                                   ------------------    ----------------    --------------     --------------------
REVENUES                                      L644.8m            L172.7m           L223.9m                    L31.0m

OPERATING PROFIT                              L287.9m             L60.3m            L49.6m                   L(2.9)m

ASSETS UNDER MANAGEMENT                       $199.7b             $92.5b            $57.2b                     $8.0b

HEADCOUNT                                      3,088                650             1,203                       365

------------------
L refers to pounds sterling
--------------------------------------------------------------------------------

     AMVESCAP was incorporated on December 19, 1935 under the laws of England. In recent years, AMVESCAP has experienced substantial growth, both internally and through acquisitions, including the February 1997 acquisition of A I M Management Group Inc. ("AIM") and the May 1998 acquisition (the "GT Acquisition") of several business units within the Asset Management Division of Liechtenstein Global Trust AG ("GT Global").

OPERATING GROUPS

     MANAGED PRODUCTS GROUP

     Managed Products Group manages and distributes mutual funds and related products sold to retail and institutional investors primarily within North America.

     Managed Products Group consists of three business units: (i) AIM, (ii) INVESCO Funds Group, Inc. ("INVESCO Funds Group") and (iii) AIM Funds Management Inc., a Canadian business unit ("AIM Canada"). These business units offer equity and fixed income mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the three business units of Managed Products Group offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of Managed Products Group range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. The products offered by each of these business units are described below.

                                          AIM                            INVESCO                          AIM CANADA
                                                                       FUNDS GROUP
                                -------------------------       --------------------------         -------------------------
PRODUCTS                        83 retail mutual fund           45 retail mutual fund              32 retail mutual fund
                                portfolios                      portfolios                         portfolios

STOCK SELECTION PROCESS         Bottom-up stock                 Combined bottom-up and             Varied; other units of
                                selection approach              top-down approach                  AMVESCAP serve as
                                                                                                   advisors for AIM Canada
                                                                                                   funds

PRIMARY SALES CHANNEL           Load funds sold through         No-load funds sold                 Load funds sold through
                                financial                       directly to investors              financial intermediaries
                                intermediaries (wire            and through financial
                                houses, regional                intermediaries and
                                broker-dealers, banks           selected third-party
                                and financial planners)         networks

BRAND NAME                      The AIM Family of               INVESCO Family of                  The AIM Family of
                                Funds --Registered Trademark--  Funds --Registered Trademark--     Funds(TM)




     AIM is the largest business unit in Managed Products Group. AIM's bottom-up approach toward equity investing centers on the concept that stock prices eventually follow earnings, and companies with superior earnings provide significantly higher returns than companies without such earnings. AIM also provides advisory services to mutual funds managed by companies unaffiliated with AMVESCAP. In addition, AIM offers funds specially designed for separate insurance company accounts. Customers of AIM's money market funds included nine of the ten largest U.S. banks and 46 of the 50 largest U.S. banks in terms of asset size on December 31, 1999.

     INVESCO Funds Group's investment staff uses an integrated methodology for equity investment that combines top-down analysis and bottom-up stock selection to identify the companies they believe have the highest potential earnings growth. A top-down investment approach focuses first on the economic and political situation in a country, then on the markets or sectors within particular countries, and then on individual stocks within particular markets or sectors.


                   MANAGED PRODUCTS GROUP FUND PERFORMANCE
                    (ASSET WEIGHTED ON DECEMBER 31, 1999)
--------------------------------------------------------------------------------

                                                              MORNINGSTAR, INC.(1)
                                                           OVERALL PERFORMANCE RATINGS
                                          -----------------------------------------------------------------
                                                                                       INVESCO
                                                    AIM                              FUNDS GROUP
                                          ------------------------         --------------------------------
         FIVE STAR                                   17%                                  53%
         FOUR STAR                                   70%                                  29%
         THREE STAR                                   8%                                  15%
         TWO STAR                                     4%                                   1%
         ONE STAR                                     1%                                   1%



                                                               LIPPER, Inc. - 3 YEAR(2)
                                          -----------------------------------------------------------------
                                                                                       INVESCO
                                                    AIM                              FUNDS GROUP
                                          ------------------------         --------------------------------
         FIRST QUARTILE                              27%                                  68%
         SECOND QUARTILE                             63%                                   7%
         THIRD QUARTILE                               2%                                  24%
         FOURTH QUARTILE                              8%                                   1%

---------------------
(1) Morningstar, Inc. provides a well-known ratings system for U.S. mutual funds, with the highest rated funds receiving five stars and the lowest rated funds receiving one star.
(2) Lipper, Inc. is a mutual fund ranking service that ranks funds by performance within a specific category. Funds are categorized by investment objective and size for comparison purposes.

     Many of the AIM funds and INVESCO funds are sub-advised by other AMVESCAP business units that have expertise in the specific markets in which such funds are invested. AIM and INVESCO Funds Group also provide advisory services to the AIM Canada funds and to mutual funds managed by other AMVESCAP business units. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisers.

     U.S. INSTITUTIONAL GROUP

     U.S. Institutional Group manages portfolios of equity, balanced, fixed income, real estate and private capital investments for institutional clients.

     U.S. Institutional Group's clients include:

     o    corporate pension plans;

     o    public and municipal pension plans;

     o    Taft/Hartley pension plans;

     o    insurance companies and banks; and

     o    non-profit organizations.

[GRAPH SHOWING RISK AND RETURN POTENTIAL]

     Fixed Income
     Real Estate
     Balanced
     Structured Equity(1)
     Traditional Equity
     Global
     Capital

---------------------
(1) Structured equity products consist of investments selected to meet clients' return and risk objectives through various quantitative techniques and asset allocation models.

     U.S. Institutional Group also provides advisory or sub-advisory services to funds offered by other AMVESCAP business units.

     U.S. Institutional Group employs growth, value-oriented and quantitative approaches to select securities for equity portfolios. The group uses quantitative and value approaches to select securities for fixed income portfolios. U.S. Institutional Group customizes its product offerings and stock selection approaches to meet the varied investment objectives of AMVESCAP's diverse client base.

     U.S. Institutional Group products and services are marketed to U.S. institutions by a team of marketers organized by client type.

     INVESCO GLOBAL GROUP

     INVESCO Global Group comprises AMVESCAP's operations outside North America, including retail and institutional investment management and related marketing activities primarily in the U.K., Continental Europe and Asia.

     AMVESCAP believes that one of its strengths is its expertise in investing in many of the world's financial markets. A principal task of INVESCO Global Group is to coordinate the construction of global portfolios and market AMVESCAP's global investment management services. INVESCO Global Group tailors its marketing strategy to respond to the relevant competitive environment in each country or region.

     Units of INVESCO Global Group market investment products through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts.

     INVESCO Global Group serves institutional and individual investors primarily in the U.K., Continental Europe and Asia. INVESCO Global Group operates through 22 offices located around the world. The group's main investment offices are located in the following cities:


         o London                      o Tokyo                    o Atlanta
         o Paris                       o Hong Kong                o Milan
         o Frankfurt

     INVESCO Global Group provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

     o    unit trusts and other mutual funds, including offshore mutual funds;

     o    investment trusts (closed-end investment companies);

     o personal equity plans and individual savings accounts (tax-advantaged plans invested in managed investment products);

     o institutional separate accounts with assets invested in Europe, emerging markets and global fixed income securities; and

     o    European and international private investors.

          INVESCO Global Group business units also provide advisory or sub-advisory services to investment products offered by other business units of AMVESCAP.


     RETIREMENT AND BENEFIT SERVICES GROUP

     Retirement and Benefit Services Group gathers investment assets for AMVESCAP by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

     Retirement and Benefit Services Group provides a full range of services to various retirement accounts, including accounts invested in AMVESCAP investment products. Services include custodian, recordkeeping, administration, compliance, and client employee education and communication services. Retirement and Benefit Services Group either sells its services on a full service basis, or it sells AMVESCAP investment products separately to clients who receive administration services from another provider. One business unit of Retirement and Benefit Services Group focuses its efforts on defined contribution plans, which represent the most rapidly growing segment of the U.S. retirement market. A second unit is a trust company that provides custody and trust services to retirement accounts invested in AMVESCAP investment products. Retirement and Benefit Services Group also includes a financial services division focusing on IRA rollovers utilizing AMVESCAP fund products. A fourth unit markets retirement and benefit services and products in international markets, with a current focus on the United Kingdom and Poland.

     AMVESCAP's retirement services are distributed through four primary channels:

     o    a direct sales force calling on plan sponsors and consultants;

     o alliances with other service providers that deliver AMVESCAP's investment products to their service accounts;

     o    broker-dealer distribution channels; and

     o    strategic partnerships with other service providers.

AMVESCAP'S BUSINESS STRATEGY

     We have developed a strategy based on elements which we believe are essential to maintain a significant presence in the global asset management industry - globalization, diverse product offerings and multiple distribution channels. In addition, we believe that an experienced staff of professional employees whose interests are aligned with shareholders is a key factor in our ability to implement our goals.

     GLOBALIZATION

     We believe that the investment management industry will continue to become more global in scope, and that large investment management companies that can locally manage investments for clients in different international markets will be in the strongest position to compete successfully. We have established offices with investment and client service professionals in each of the major world capital markets. We intend to continue to expand our global operations to take advantage of geographic markets where we believe the investment management business has the potential for substantial growth.

     DIVERSE PRODUCT OFFERINGS

     We believe that our ability to offer a full range of retail and institutional investment products managed locally in a wide variety of investment styles enhances our opportunities for attracting new clients and cross-selling our products to existing clients. Our broad product line includes a large and varied number of equity products, the fastest growing segment of the investment management industry. Our strategy is to seek to capitalize further on this shift as the demand for equity products continues to increase around the world.

     MULTIPLE DISTRIBUTION CHANNELS

     Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through 40 offices in 25 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

     ALIGNMENT OF INTERESTS OF EMPLOYEES AND SHAREHOLDERS

     We view our experienced management team as a key factor in our growth. Although we are a sizable public company, our management philosophy is entrepreneurial and decentralized, with senior professionals having significant responsibility and autonomy. We believe that our structure allows each operating group to focus on and maximize local investment opportunities, compete more effectively in sales and marketing efforts and operate more efficiently. We also believe that stock ownership by management and other employees is an important means of aligning their interests with those of our shareholders. We have implemented various employee benefit plans to facilitate stock ownership by management and employees.

COMPETITION

     The investment management business is highly competitive, with competition based on a variety of factors, including: (i) the range of products offered,
(ii) brand recognition, (iii) investment performance, (iv) business reputation,
(v) financial strength, (vi) the strength and continuity of institutional, management and producer relationships, (vii) quality of service, (viii) the level of fees charged for services, and (ix) the level of commissions and other compensation paid, and distribution support offered, to financial intermediaries.

     We compete with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than AMVESCAP. Competition in the investment management industry has increased as a result of the recent trend toward consolidation.

     We believe that our recent substantial growth and multiple channels of distribution will enable us to compete effectively in the investment management business. We also believe that, over time, institutional investors will seek to reduce the number of specialist firms managing their assets and that larger firms, with the ability to manage funds in a number of different management styles and in a number of different markets, will have a competitive advantage. We believe that we are well positioned to capitalize on this trend.

REGULATION

     As with all investment management companies, our operations and investment products are heavily regulated in almost all countries in which our business units conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant government agencies and industry self-regulatory authorities broad administrative discretion over the activities of AMVESCAP's business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us.

     We conduct substantial business operations in the U.S. Various subsidiaries of AMVESCAP and products offered by such units are regulated in the U.S. by the U.S. Securities and Exchange Commission and National Association of Securities Dealers, Inc. Federal statutes that regulate the products offered by AMVESCAP in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

     Various business units of AMVESCAP are regulated in the United Kingdom by the Investment Management Regulatory Organization, the Personal Investment Authority and the Securities and Futures Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German and Austrian operations are required by local regulations to have a banking license and thus are also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance in Japan, the Banque de France and Commission des Operations de Bourse in France, the Central Bank of Ireland, the Pension Fund Supervisions Office (UNFE) in Poland and the Canadian securities administrators.

     Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities.

     To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.

EMPLOYEES

     As of December 31, 1999, AMVESCAP employed 5,545 people, of which approximately 75% were located in North America.

FINANCIAL STATEMENTS AND REPORTS

     AMVESCAP's ordinary shares, 25 pence par value per share (the "Ordinary Shares"), are listed for trading on the London Stock Exchange (the "LSE") and SBF - Paris Bourse. Our Ordinary Shares also trade under the symbol "AVZ" on the Frankfurt Stock Exchange. Our American Depositary Shares ("ADSs") are listed for trading on the New York Stock Exchange (the "NYSE"). Each of our ADSs represents five Ordinary Shares or the right to receive five Ordinary Shares deposited with the depositary, The Bank of New York (the "Depositary"). The Depositary issues American Depositary Receipts ("ADRs") which may represent any number of ADSs.

     This report contains the consolidated balance sheets of AMVESCAP as of December 31, 1999 and 1998 and statements of profit and loss, total recognized gains and losses, shareholders' funds and cash flows for the years ended December 31, 1999, 1998 and 1997 (the "Consolidated Financial Statements"). The Consolidated Financial Statements and other financial information concerning AMVESCAP included in this Form 20-F and in our annual and semi-annual reports are presented in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"). U.K. GAAP as applied to AMVESCAP differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A description of the principal differences between U.K. GAAP and U.S. GAAP for AMVESCAP and a reconciliation to U.S. GAAP net income and shareholders' equity are contained in the notes to the Consolidated Financial Statements.

     We furnish the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with U.K. GAAP and an opinion on the financial statements by our independent auditors. We also furnish the Depositary with semi-annual reports containing unaudited interim condensed consolidated financial information prepared in accordance with U.K. GAAP. The Depositary arranges for the mailing of our reports to all record holders of ADSs. In addition, we furnish the Depositary with copies of all notices of shareholders' meetings and other reports and communications that are distributed generally to our shareholders, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of ADSs. AMVESCAP is currently exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the form and content of proxy statements.

     EXCHANGE RATES

     AMVESCAP publishes its consolidated financial statements in pounds sterling. References in this report to "U.S. dollars", "$" or "cents" are to United States currency and references to "pounds sterling", "L", "pence" or "p" are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on AMVESCAP's results is contained in Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Cash dividends are declared and paid in pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of ADSs are exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by the Depository for distribution to ADS holders. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of AMVESCAP's Ordinary Shares on the LSE and, as a result, are likely to affect the market price of the ADSs on the NYSE.

     The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (pounds sterling) 1.00. The "Noon Buying Rate" is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date specified. On February 25, 2000, the Noon Buying Rate was $1.59 per (pounds sterling) 1.00. These translations are not representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. We do not use such rates in the preparation of our Consolidated Financial Statements.

                                                     EXCHANGE RATES
                                                ---------------------------
           YEAR ENDED DECEMBER 31,              YEAR END         AVERAGE(1)             HIGH              LOW
           -----------------------              --------         ----------             ----              ---
      1995.................................     $ 1.55            $ 1.58              $ 1.64           $ 1.53
      1996.................................       1.71              1.56                1.71             1.49
      1997.................................       1.65              1.64                1.71             1.58
      1998.................................       1.66              1.66                1.71             1.61
      1999.................................       1.62              1.62                1.68             1.55

--------------------

(1) The average of the exchange rates on the last trading day of each month during the relevant period.

ITEM 2. DESCRIPTION OF PROPERTY

     AMVESCAP's principal executive offices are located in leased office space at 11 Devonshire Square, London, EC2M 4YR, England, and our telephone number is 011-44-207-626-3434. Our North American executive offices are located in leased office space at 1315 Peachtree Street, Atlanta, Georgia 30309. We generally lease space in the locations where we conduct business. We consider our facilities sufficient to serve our anticipated business needs.

     We have a home page on the Internet at www.amvescap.com. Information contained in our home page shall not be deemed to be part of this Form 20-F.

ITEM 3. LEGAL PROCEEDINGS

     In the normal course of business, AMVESCAP is subject to various legal proceedings; however, in management's opinion, there are no legal proceedings pending against AMVESCAP or any of its subsidiaries that would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of AMVESCAP.

ITEM 4. CONTROL OF REGISTRANT

     AMVESCAP is not directly or indirectly owned or controlled by any other corporations or by any foreign government. AMVESCAP is not aware of any arrangement, the operation of which might result in a change in the control of AMVESCAP.

     The following table discloses, as of February 25, 2000, holdings of Ordinary Shares by directors and executive officers of AMVESCAP and each owner of more than 10% of the Ordinary Shares of whom AMVESCAP has received notification:


                                                                                         PERCENT OF
                                                  ORDINARY SHARES (1)           OUTSTANDING ORDINARY SHARES
                                               --------------------------       ---------------------------
Charles W. Brady (2) (3)                                        4,848,507                                *
Charles T. Bauer (2) (3) (5)                                   46,886,820                             6.95%
Sir John Banham                                                     2,000                                *
The Hon. Michael D. Benson (3)                                     68,148                                *
Joseph R. Canion                                                   72,394                                *
Michael J. Cemo (2) (3) (6)                                     7,472,639                              1.1%
Gary T. Crum (2) (3) (7)                                       33,353,864                             4.94%
A.D. Frazier, Jr. (3)                                                  --                                *
Robert H. Graham (2) (3) (8)                                   30,926,221                             4.58%
Roberto A. de Guardiola (4) (10)                                2,606,886                                *
Hubert L. Harris, Jr. (3)                                         111,200                                *
Bevis Longstreth (9) (10)                                          70,440                                *
Robert F. McCullough (3)                                           12,000                                *
Stephen K. West                                                    97,461                                *
Alexander M. White                                                120,000                                *
                                               --------------------------       --------------------------
Total Ordinary Shares owned by
current directors and executive
officers of AMVESCAP as a group (15
individuals)                                                  126,648,580                            18.78%


----------------------------------------
*    Less than 1%

(1)  For additional information regarding ownership of stock options, see Item
     12. "Options to Purchase Securities from Registrant or Subsidiaries". Ordinary Shares include shares held as ADSs.

(2) Other than the shares shown as held by Mr. Brady, represents shares issued to former AIM shareholders in February 1997 in connection with the acquisition of AIM. These Ordinary Shares and the Ordinary Shares held by Mr. Brady are subject to certain restrictions on transfer pursuant to a transfer restriction agreement (the "Transfer Restriction Agreement"; and each AIM shareholder party thereto and Mr. Brady, a "Party") entered into in November 1996 and effective as of February 28, 1997 (the "Effective Time"). With certain exceptions, including transfers to family members and upon death, Parties may not transfer Ordinary Shares held as of the Effective Time (or arising from options held at the Effective Time) except pursuant to a schedule permitting transfers of 10%, 5%, 5% and 20% of Ordinary Shares held at the Effective Time in the second, third, fourth and fifth years of the Transfer Restriction Agreement, respectively. Under the Transfer Restriction Agreement, AMVESCAP has a right of first refusal to purchase Ordinary Shares proposed to be sold by Parties with large shareholdings. Additionally, Parties may not transfer more than 2.5% of AMVESCAP's voting shares, either individually or together with other shareholders as part of a "group" (within the meaning of the Securities Act of 1933, as amended) or "concert party", within the meaning of the City Code on Takeovers and Mergers. The Transfer Restriction Agreement terminates on February 28, 2002 for all Parties other than Mr. Brady, whose restrictions terminate on February 28, 2001. This discussion does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the Transfer Restriction Agreement, which is filed as an exhibit to this Form 20-F.

(3) Excludes (a) interests of Messrs. Brady, Bauer, Benson, Cemo, Crum, Frazier, Graham, Harris and McCullough in the 10,109,864 Ordinary Shares held by the trustees of the AMVESCAP Global Stock Plan, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such plan (see Item 11. "Compensation of Directors and Officers -- AMVESCAP Global Stock Plan") and the 24,527,663 Ordinary Shares held by the trustees of the AMVESCAP Executive Share Option Schemes, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such schemes (see Item
     12. "Options to Purchase Securities from Registrant or Subsidiaries") and
     (b) interests of Messrs. Brady, Frazier, Harris and McCullough in the 12,443,176 Ordinary Shares held by the trustees of The INVESCO ESOP, in which such officers may be deemed to be interested by virtue of their participation in such plan.

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

(6) Includes 300,000 Ordinary Shares owned by a non-profit corporation of which Mr. Cemo serves as an executive officer.

(7) Includes (a) 350,000 Ordinary Shares owned by a non-profit corporation of which Mr. Crum serves as president, (b) 7,567,809 Ordinary Shares owned by a limited partnership with a limited liability corporation as its general partner of which Mr. Crum serves as chief executive officer, (c) 211,577 Ordinary Shares, 562,032 Ordinary Shares and 2,270,580 Ordinary Shares owned, respectively, by three trusts of which Mr. Crum is trustee, and (d) 682,246 Ordinary Shares owned by a trust of which Mr. Crum is co-trustee with Mr. Bauer's wife.

(8) Includes (a) 6,661 Ordinary Shares owned by Mr. Graham's wife, (b) 30,368,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner and (c) 242,620 Ordinary Shares owned by a limited partnership with a trust as its general partner of which Mr. Graham serves as trustee.

(9) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.

(10) Excludes interests in 7,535 Ordinary Shares held by each of Messrs. Longstreth and de Guardiola pursuant to the AMVESCAP Deferred Fees Share Plan.

     Pursuant to the terms of a voting agreement entered into in connection with the acquisition of AIM, certain former shareholders of AIM and their spouses and certain current directors of AMVESCAP have agreed to exercise the votes that they will have as directors and shareholders in such a way as to maintain the composition of AMVESCAP's board of directors, as between representatives selected by certain parties affiliated with AMVESCAP and representatives selected by certain parties affiliated with AIM, as it existed at the time of (and after giving effect to) the acquisition of AIM. The parties to the voting agreement have also agreed to vote their shares at any meeting of AMVESCAP on resolutions (other than resolutions in respect of the election of members of the board of directors of AMVESCAP) in the same proportion as the votes cast by unaffiliated shareholders (primarily, shareholders who are not party to the voting agreement), provided that any such resolution has been approved by two-thirds of the members of AMVESCAP's board of directors. The voting agreement will terminate on or before February 28, 2001. The parties to the voting agreement have also entered into a standstill agreement pursuant to which they have agreed not to take certain actions that might lead to a change in control of AMVESCAP without the consent of at least two-thirds of all the members of AMVESCAP's board of directors. The standstill agreement will terminate on or before February 28, 2002. AMVESCAP has received notification that, as of February 25, 2000, the parties to the voting agreement beneficially owned an aggregate of 167,155,191 Ordinary Shares, 24.77% of the total outstanding Ordinary Shares of AMVESCAP. The foregoing summary does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the voting agreement and the standstill agreement, which are filed as exhibits to this Form 20-F.

ITEM 5. NATURE OF TRADING MARKET

     The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the LSE, based on its Daily Price Official List, and the high and low reported sale prices for the ADSs on the NYSE at the closing of each trading day. The Ordinary Shares are listed on the LSE and the SBF - Paris Bourse, and are reported under the symbol "AVZ". The ADSs are listed and traded on the NYSE under the symbol "AVZ". Each ADS represents five Ordinary Shares.

                                                       ORDINARY SHARES                         ADSs(1)
                                                 ------------------------              --------------------
                                                  HIGH               LOW                 HIGH         LOW
                                                 ------            ------              ------        ------
        1998
        First Quarter..........................  667.00p           470.00p             $55.00        $38.81
        Second Quarter.........................  743.00p           584.50p             $62.25        $48.31
        Third Quarter..........................  730.00p           337.75p             $58.75        $29.00
        Fourth Quarter.........................  493.75p           263.00p             $41.00        $21.56

        1999
        First Quarter..........................  646.50p           466.25p             $52.90        $38.77
        Second Quarter.........................  694.50p           529.50p             $56.16        $42.04
        Third Quarter..........................  654.50p           471.00p             $50.96        $38.56
        Fourth Quarter.........................  721.00p           434.50p             $58.38        $36.02

------------------
(1) ADS prices have been adjusted to reflect the one-for-two adjustment to the Ordinary Share per ADS ratio effected in April 1998.

         A total of 674,729,702 Ordinary Shares were issued and outstanding on February 25, 2000, of which 177,040,791 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in ADR form) and 18,562,415 Ordinary Shares were represented by ADSs evidenced by ADRs issued by the Depositary. On February 25, 2000, the number of holders of record of the Ordinary Shares was 14,153, the number of holders of record of Ordinary Shares in the U.S. was 311 and the number of registered holders of the ADSs was 52. Because certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of the beneficial holders.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no U.K. or U.S. foreign exchange control restrictions on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of AMVESCAP's operations.

     There are currently no restrictions under AMVESCAP's Memorandum and Articles of Association or under English law which limit the rights of non-resident or foreign owners to freely hold, vote and transfer Ordinary Shares in the same manner as U.K. residents or nationals.

ITEM 7. TAXATION

     This section summarizes the principal U.K. tax consequences to U.S. Holders (defined below) that own AMVESCAP'S Ordinary Shares or ADSs. Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own ADSs. "U.S. Holders" is used in this section to refer to (i) U.S. citizens, (ii) U.S. residents, (iii) U.S. corporations, (iv) U.S. partnerships and (v) U.S. citizens that are resident outside the U.S. and the U.K. and are subject to U.S. taxation on worldwide income regardless of its source. "U.S. Holders" does not include (i) U.S. citizens that are resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) holders of 10% or more of the voting stock of AMVESCAP. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Income Tax Treaty". The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Estate Tax Treaty".

     U.S. Holders who own AMVESCAP's Ordinary Shares or ADSs generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:

TRANSACTION                 U.S. COMPANY                      U.K. COMPANY
-----------                 ------------                      ------------
Purchase of shares          No U.S. or U.K. tax               No U.S. or U.K. tax ramifications; U.K. stamp duty or
                            ramifications                     stamp duty reserve tax may be applicable(1).

Ownership of shares         Entire dividend taxable in        No U.K. withholding tax on dividends received(3);
(dividends)                 U.S.; no withholding tax on       dividend received plus tax credit is taxable in
                            dividends received(2)             U.S.(2), (3); U.S. foreign tax credit may be
                                                              claimed(4).

Disposition of shares       Gain on sale of shares is         Gain on sale of shares is taxable in U.S.(5); U.S.
                            taxable in U.S.(5); U.S. rules    rules treat gain as capital in nature; capital gain
                            would treat gain as capital in    is either short- or long-term depending on holding
                            nature; capital gain is either    period; no U.K. tax to a U.S. Holder(5); U.K. stamp
                            short- or long-term depending     duty or stamp duty reserve tax may be applicable(1).
                            on holding period

Other transfers             U.S. estate and gift rules        U.K. inheritance tax would not apply to individuals
(estate or gift)            apply                             that are domiciled in the U.S. or are not considered
                                                              to be a U.K. national (both determinations made under
                                                              the U.S./U.K. Estate Tax Treaty) (6); U.S. estate and
                                                              gift rules apply; treaty provisions provide for a tax
                                                              credit if U.S. Holder is subject to tax in U.S. and
                                                              U.K.(6); U.K. stamp duty or stamp duty reserve tax
                                                              may be applicable(1).

------------------
(1) If an owner of Ordinary Shares transfers his shares to another person through the use of a transfer document (i.e., a bill of sale) executed in or brought to the U.K., the purchaser usually pays the stamp duty at a rate of 0.5%.

     When Ordinary Shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser normally pays Stamp Duty Reserve Tax ("SDRT") at a rate of 0.5% of the purchase price. If stamp duty is charged on the transfer, SDRT may be refunded.

     If Ordinary Shares are transferred to the Depositary under the deposit agreement, the Depositary will charge the U.S. Holder who purchases the ADRs representing those shares for the stamp duty or SDRT owed at a rate of 1.5%. No SDRT will be payable on an agreement to transfer ADRs, nor will U.K. stamp duty be payable on transfer of the ADRs, provided that the instrument of transfer is executed outside the U.K. and subsequently remains at all times outside the U.K. If the Depositary transfers the underlying Ordinary Shares to a U.S. Holder who owned ADSs representing such Ordinary Shares, such U.S. Holder will pay duty at a rate of (pound)5 per transfer. If the Depositary transfers the underlying Ordinary Shares to a purchaser from a U.S. Holder who owned ADSs representing such Ordinary Shares, such purchaser will pay duty at a rate of 0.5% of the purchase price.

(2) A distribution is a dividend for U.S. income tax purposes if it is paid out of either current or accumulated earnings and profits of AMVESCAP (as determined under U.S. federal income tax rules). These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company.

(3) If a claim for credit under the U.S./U.K. Income Tax Treaty is made, the aggregate of the dividend and the accompanying tax credit shall be treated as income for U.S. purposes. If no claim for credit is made, only the dividend amount is treated as income for U.S. purposes, and as a result no credit may be taken. However, if a U.S. corporation that owns 10% or more of a U.K. corporation makes a claim under the terms of the UK/US Income Tax Treaty for a refund of the tax credit to which a U.K. resident individual would have been entitled, withholding tax will apply.

(4) U.S. Holders may reduce their U.S. tax liability by making a claim under the U.S./U.K. Income Tax Treaty for a foreign (non-U.S.) tax credit for the accompanying tax credit amount. The procedures for claiming a credit are outlined in Revenue Procedure 2000-13, 2000-6 I.R.B. 1. A U.S. Holder's ability to claim a foreign tax credit may be limited by his particular situation.

(5) The U.S./U.K. Income Tax Treaty states that capital gains arising from the disposition of Ordinary Shares and ADSs are taxed in accordance with the provisions of domestic law. Under both U.S. and U.K. domestic law, capital gains are sourced to the seller's country of residence.

(6) The U.S./U.K. Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

     The above discussion is based on current U.S. and U.K. laws and current interpretations of these laws in effect as of the date of this Form 20-F. The laws and/or the interpretation of these laws are subject to change and any changes may be made retroactively to include transactions that occurred in an earlier year. In addition, the above discussion relies on representations of the depository and assumes that the terms and conditions of the deposit agreement will be followed.

     THIS SUMMARY DOES NOT ADDRESS THE LAWS OF ANY STATE OR LOCALITY OR ANY GOVERNMENT (OTHER THAN THE U.K. AND U.S.). FURTHERMORE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES TO ANY TAXPAYERS THAT ARE NOT U.S. HOLDERS (AS DEFINED ABOVE). THE INFORMATION PROVIDED ABOVE IS INTENDED TO BE A GENERAL DISCUSSION AND SHOULD NOT BE CONSIDERED TO BE DIRECTED TO ANY PARTICULAR SHAREHOLDER.

     SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.K. AND U.S. FEDERAL, STATE AND LOCAL AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR ADSs WITH PARTICULAR REFERENCE TO THEIR SPECIFIC CIRCUMSTANCES.

ITEM 8. SELECTED FINANCIAL DATA

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables present selected consolidated financial information for AMVESCAP as of and for the five fiscal years ended December 31, 1999. The financial statement information as of and for each of the years in the five year period ended December 31, 1999, has been derived from the Consolidated Financial Statements, which for each year in such five year period, have been audited by Arthur Andersen, independent auditors. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary of Differences Between U.K. GAAP and U.S. GAAP" and Note 21 to the Consolidated Financial Statements. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------
                                                     1999           1998(1)        1997(2)        1996          1995
                                                       (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND ADS DATA)
PROFIT AND LOSS DATA:
Amounts in accordance with U.K. GAAP
     Revenues.................................  L  1,072,350     L  802,172     L  530,659    L  236,235    L  192,105
     Operating profit before goodwill
         amortization and exceptional item....       352,713        257,316        186,086        64,259        48,705
     Goodwill amortization....................       (36,754)       (21,221)            --            --            --
     Operating profit before exceptional
       item...................................       315,959        236,095        186,086        64,259        48,705
     Exceptional item.........................            --        (48,600)             --            --          700
     Profit before taxation...................       283,042        161,478        177,293        65,981        50,425
     Profit for the financial year............       181,032         94,105        117,014        44,995        36,198
     Earnings per Ordinary Share:
          basic...............................         28.3p          15.7p          22.7p         17.7p         14.6p
          diluted.............................         27.1p          14.7p          20.8p         16.1p         13.3p
     Earnings per Ordinary Share
      before exceptional item and
      goodwill amortization:
          basic...............................         34.0p          26.0p          22.7p         17.7p         14.3p
          diluted.............................         32.7p          24.3p          20.8p         16.1p         13.1p
Approximate amounts in accordance
  with U.S. GAAP
     Profit for the financial year............        88,034         44,251         68,953        31,052        23,577
     Earnings per Ordinary Share:
          basic...............................           14p             7p            13p           12p            9p
          diluted.............................           13p             7p            12p           11p            9p

L Refers to pounds sterling.

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------------------------
                                                        1999         1998(1)        1997(2)        1996        1995
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Amounts in accordance with U.K. GAAP
     Total assets........................         L  1,826,800    L  1,610,815   L  420,848    L  370,384   L  210,555
     Current maturities of debt..........                   --           7,195       25,991       132,055           --
     Long-term debt, excluding current
          maturities.....................              659,120         686,010      203,598        27,415       34,309
     Capital and reserves................              436,661         330,970      (21,462)      112,362       94,924
Approximate capital and reserves in
accordance with U.S. GAAP ...............            1,337,312       1,255,106      996,362       139,882      160,924


                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                          1999       1998(1)      1997(2)          1996        1995
                                                                             (IN THOUSANDS)
OTHER DATA:
Amounts in accordance with U.K. GAAP
     Cash provided by operations.........           L  366,047    L  159,861     L  234,000     L  54,289   L  54,870
     EBITDA(3)...........................              431,063       309,459        218,689        74,003      59,186

Approximate EBITDA(3) in accordance
    with U.S. GAAP.......................              414,634       281,112        214,625        74,309      60,350


                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                      1999           1998(1)      1997(2)        1996          1995
                                                                             (IN MILLIONS)
Total assets under
     management at year end .............           $ 357,417       $275,405       $192,245       $94,483     $83,555

------------
(1) Includes the results of GT Global from June 1, 1998. AMVESCAP acquired GT Global on May 29, 1998.

(2) Includes the results of AIM from March 1, 1997. AMVESCAP acquired AIM on February 28, 1997.

(3) EBITDA consists of profit before taxation and exceptional item and excluding interest payable, depreciation and amortization charges. EBITDA is presented because AMVESCAP believes that EBITDA may be useful to investors as an indicator of funds available to AMVESCAP, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to (i) operating profit (as determined in accordance with U.K. GAAP or U.S.
     GAAP) as an indicator of AMVESCAP's operating performance, (ii) cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP) as a measure of liquidity or (iii) other consolidated profit or cash flow statement data determined in accordance with U.K. GAAP or U.S. GAAP.

L refers to pounds sterling.

DIVIDENDS

     AMVESCAP's practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of the Board of Directors of AMVESCAP, and the final dividend is payable after approval of AMVESCAP's financial statements and such dividend by the shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration and payment of any future dividends, and the amount thereof, will be declared or recommended by the Board of Directors of AMVESCAP and will depend upon, among other factors, AMVESCAP's earnings, financial condition and capital requirements at the time such declaration and payment are considered. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" for a discussion of restrictions on AMVESCAP's ability to declare dividends.

     The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated, and translated into U.S. dollars per ADS:


                                    PENCE PER ORDINARY SHARE(1)                  U.S. CENTS PER ADS(1)(2)
           YEAR ENDED        ------------------------------------------    --------------------------------------
          DECEMBER 31,         INTERIM        FINAL          TOTAL            INTERIM         FINAL       TOTAL
          ------------         -------        -----          -----            -------         -----       -----
                1995            1.75           4.00          5.75               13.90         31.15      45.05
                1996            2.00           4.00          6.00               15.65         33.15      48.80
                1997            2.50           4.50          7.00               20.20         36.86      57.06
                1998            3.00           5.00          8.00               25.27         39.22      64.49
                1999            3.50           5.50          9.00               28.87            (3)        (3)

--------------
(1)  For information on taxes applicable to dividends, see Item 7. "Taxation".

(2) Based on Noon Buying Rates in effect at the respective payment dates, and adjusted to reflect the one-for-two adjustment to the Ordinary Share per ADS ratio in April 1998.

(3) The final dividend for 1999 is payable on May 3, 2000 and hence no currency translation presently can be made.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information and the Consolidated Financial Statements and the related notes thereto included elsewhere in this Form 20-F. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "-- Summary of Differences Between U.K. GAAP and U.S. GAAP" below and Note 21 to the Consolidated Financial Statements.

GENERAL

     AMVESCAP is one of the world's largest independent investment management complexes, with $357.4 billion of assets under management at December 31, 1999. AMVESCAP operates in North America under the AIM and INVESCO brand names. AMVESCAP is a holding company that offers a broad array of domestic, foreign and global investment products and services to institutions and individuals across many distribution channels. AMVESCAP currently provides services to clients in more than 100 countries, employs 5,545 people in 25 countries and manages more than 1,600 separate institutional accounts and 400 retail funds.

     AMVESCAP derives its revenues primarily from fees for investment advisory services provided to institutional clients, open-end funds (including U.S. mutual funds and European and Asian unit trusts), closed-end funds (including U.S. closed-end funds and U.K. investment trusts), collective accounts (including U.S. trust company collective funds), high net-worth individuals and U.S. "wrap" accounts. In addition, it derives revenues from fees for services, which include distribution, trustee and transfer agent services. AMVESCAP also earns revenues from front-end fees and commissions related to trading activities.

     AMVESCAP's operating expenses primarily consist of compensation, technology and marketing expenses. A significant portion of these expenses is variable in nature, which allows AMVESCAP greater flexibility to maintain costs consistent with revenue streams.

     AMVESCAP is organized into four operating groups: (1) Managed Products Group, (2) U.S. Institutional Group, (3) INVESCO Global Group and (4) Retirement and Benefit Services Group. The following is an analysis of the changes in assets under management by operating group over the last three years.


                                            CHANGES IN ASSETS UNDER MANAGEMENT
                                         -----------------------------------------
                                                          MANAGED PRODUCTS GROUP
                                                        --------------------------
                                                                          INVESCO        U.S.           INVESCO     RETIREMENT AND
                                                                           FUNDS     INSTITUTIONAL      GLOBAL     BENEFIT SERVICES
                                           TOTAL           AIM             GROUP         GROUP           GROUP           GROUP
                                         ---------      ---------        ---------   -------------      -------    ----------------
                                                                        (IN MILLIONS)
Assets under management at
December 31, 1996 ...................    $  94,483      $      --        $  15,942       $  59,238      $  15,770        $   3,533

AIM balance at February 28, 1997 ....       67,189         67,189               --              --             --               --

Market gains ........................       23,448          7,526            3,297          11,314            555              756

Net new (lost) business .............        7,824          7,096              (43)         (2,092)         2,252              611

Transfer ............................           --          1,599           (1,185)           (978)           564               --

Foreign currency (1) ................         (699)           (50)              37              --           (686)              --
                                         ---------      ---------        ---------       ---------      ---------        ---------

Assets under management at
December 31, 1997 ...................    $ 192,245      $  83,360        $  18,048       $  67,482      $  18,455        $   4,900

GT balance at May 29, 1998 ..........       46,762          9,834               11          19,587         17,328                2

Market gains ........................       26,151         11,426            3,325           9,646          1,132              622

Net new (lost) business .............        4,642          2,673            1,607          (3,121)         2,721              762

Change in U.S. money market funds ...        4,695          4,404               --             291             --               --

Foreign currency (1) ................          910           (177)              --              --          1,087               --
                                         ---------      ---------        ---------       ---------      ---------        ---------

Assets under management at
December 31, 1998 ...................    $ 275,405      $ 111,520        $  22,991       $  93,885      $  40,723        $   6,286

Market gains ........................       57,539         30,040            8,261           5,918         12,495              825

Net new (lost) business .............       10,569          7,571            3,406          (5,864)         4,658              798

Change in U.S. money market funds ...       17,020         17,020               --              --             --               --

Transfers ...........................           --           (983)            (189)         (1,461)         2,545               88

Foreign currency (1) ................       (1,100)           126               --              --         (1,226)              --

Other (2) ...........................       (2,016)            --               --              --         (2,016)              --
                                         ---------      ---------        ---------       ---------      ---------        ---------

Assets under management at
December 31, 1999 ...................    $ 357,417      $ 165,294        $  34,469       $  92,478      $  57,179        $   7,997
                                         =========      =========        =========       =========      =========        =========

-------------------------------------
(1) The exchange movement results from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

(2) Adjusted for assets held in custody without fee, and assets replaced by service fees.

RESULTS OF OPERATIONS

     The following is a summary of operating profit data by operating group before exceptional item (1):

                                                              FOR THE YEAR ENDED DECEMBER 31, 1999
                                               -----------------------------------------------------------------
                                                                       (IN THOUSANDS)
                                                    REVENUES              EXPENSES              OPERATING PROFIT
  Managed Products Group...................     L    644,814             L  (356,912)                 L  287,902
  U.S. Institutional Group.................          172,657                (112,333)                     60,324
  INVESCO Global Group.....................          223,913                (174,340)                     49,573
  Retirement and Benefit Services Group....           30,966                 (33,906)                     (2,940)
  New Business Expense ....................               --                 (11,840)                    (11,840)
  Corporate................................               --                 (30,306)                    (30,306)
                                                ------------             -----------                  ----------
                                                L  1,072,350                (719,637)                    352,713
  Goodwill Amortization.........................          --                 (36,754)                    (36,754)
                                                ------------             -----------                  ----------
                                                L  1,072,350             L  (756,391)                 L  315,959
                                                ============             ===========                  ==========



                                                              FOR THE YEAR ENDED DECEMBER 31, 1998(2)
                                               -----------------------------------------------------------------
                                                                       (IN THOUSANDS)
                                                    REVENUES              EXPENSES              OPERATING PROFIT
  Managed Products Group...................     L    488,936             L  (290,562)                 L  198,374
  U.S. Institutional Group.................          143,221                 (88,027)                     55,194
  INVESCO Global Group.....................          150,511                (118,784)                     31,727
  Retirement and Benefit Services Group....           19,504                 (26,811)                     (7,307)
  New Business Expense.....................               --                  (3,920)                     (3,920)
  Corporate................................               --                 (16,752)                    (16,752)
                                                ------------             -----------                  ----------
                                                     802,172                (544,856)                    257,316
  Goodwill Amortization....................               --                 (21,221)                    (21,221)
                                                ------------             -----------                  ----------
                                                L    802,172             L  (566,077)                 L  236,095
                                                ============             ===========                  ==========



                                                              FOR THE YEAR ENDED DECEMBER 31, 1997(3)
                                               -----------------------------------------------------------------
                                                                       (IN THOUSANDS)
                                                  REVENUES                EXPENSES               OPERATING PROFIT
  Managed Products Group...................     L    339,361             L  (178,914)                L   160,447
  U.S. Institutional Group.................           99,939                 (54,275)                     45,664
  INVESCO Global Group.....................           77,793                 (70,533)                      7,260
  Retirement and Benefit Services Group....           13,297                 (20,000)                     (6,703)
  Corporate................................              269                 (20,851)                    (20,582)
                                                ------------             -----------                ------------
                                                L    530,659             L  (344,573)               L    186,086
                                                ============             ===========                ============

-----------------------------
(1) Segment information for 1997 and 1998 has been reclassified to conform with the changes in AMVESCAP's operating group structure, which became effective on January 1, 1998, and October 1, 1999, respectively.

(2) Includes the results of GT Global from June 1,1998. AMVESCAP acquired GT Global on May 29, 1998.

(3) Includes the results of AIM from March 1, 1997. AMVESCAP acquired AIM on February 28, 1997.

L refers to pounds sterling.

1999 COMPARED TO 1998

     ASSETS UNDER MANAGEMENT. Assets under management were $357.4 billion at December 31, 1999. This reflects an increase of $82.0 billion during the year. Market gains accounted for a $57.5 billion increase in funds under management. Net new business of $10.6 billion also contributed to the increase. At December 31, 1999, approximately two-thirds of AMVESCAP's funds under management were invested in equity securities and one-third in fixed income securities. Average funds under management were $294.9 billion for the year ended December 31, 1999, compared to $232.9 billion for the year ended December 31, 1998.

     OPERATING RESULTS. 1999 marked another record year for AMVESCAP. Revenues increased (pounds sterling) 270.2 million to (pounds sterling) 1.1 billion
(1998 (pounds sterling) 802.2 million), an increase of 34% over 1998 revenues. Profit before tax, goodwill amortization and exceptional item increased 38% to (pounds sterling) 319.8 million for 1999 from (pounds sterling) 231.3 million in 1998. Diluted earnings per share before goodwill amortization and exceptional item increased 35% to 32.7p for the 1999 year (1998: 24.3p). Basic earnings per share before goodwill amortization and exceptional item increased to 34.0p (1998: 26.0p).

     Operating profit before goodwill amortization totaled (pounds sterling)
352.7 million in 1999 (1998: (pounds sterling) 257.3 million), an increase of (pounds sterling) 95.4 million from 1998.

     The Company's 1998 results include the results of GT Global from June 1, 1998, and include an exceptional charge of (pounds sterling) 48.6 million relating to the integration of this business. The Company's results for 1999 did not include an exceptional charge.

     Operating expenses increased 32% to (pounds sterling) 719.6 million in 1999 (1998: (pounds sterling) 544.9 million), due primarily to increased staff costs. Compensation and related expenses amounted to (pounds sterling) 430.2 million (1998: (pounds sterling) 321.9 million), or 60% of total operating expenses. Headcount levels increased by 660 to 5,545 total employees at the end of 1999, due primarily to increased volumes in the business. Marketing costs represented approximately 14% of total operating costs in 1999, a 19% increase from 1998 as AMVESCAP continued to promote its AIM and INVESCO brands. Technology costs increased as investments were continually made to increase the effectiveness of AMVESCAP's systems and for increased business volumes. Variable costs accounted for approximately 25% of total expenses, versus 30% in 1998.

     AMVESCAP has significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, the results of AMVESCAP can be materially affected by the U.S. dollar to pounds sterling exchange rate. It is not AMVESCAP's policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect the results of AMVESCAP. The average U.S. dollar to pounds sterling exchange rate in 1999 was $1.62 per (pounds sterling) 1.00, compared with $1.66 per (pounds sterling) 1.00 in 1998.

     MANAGED PRODUCTS GROUP. Managed Products Group had an exceptional year in 1999 with revenues and operating profits reaching record levels for both AIM and INVESCO Funds Group. AIM and INVESCO Funds Group had net new business of $7.6 billion and $3.4 billion, respectively, during 1999, fueled by excellent investment performance, continued promotion of brand names and record gross sales levels. According to an independent survey conducted by Kanon Block Carre, a Boston research firm, AIM's and INVESCO Funds Group's diversified U.S. equity funds ranked third in investment performance among the ten largest U.S. fund groups with a combined asset weighted return of 35.7% for 1999. Assets under management increased to $199.7 billion at December 31, 1999, an increase of $65.2 billion for the year.

     U.S. INSTITUTIONAL GROUP. Revenue and operating profits for U.S. Institutional Group improved during 1999 by 21% and 9%, respectively, over 1998. While U.S. Institutional Group continues to experience a net loss of assets caused by the shift to index products, the flow from active to passive management declined in the latter part of 1999. U.S. Institutional Group continues to rank among the largest active-only asset managers in the U.S. Marketing activity for 1999 produced gross sales of $11.3 billion of new business from approximately 100 new clients.

     INVESCO GLOBAL GROUP. INVESCO Global Group's performance in generating new business in 1999 was excellent. INVESCO Global Group leveraged its infrastructure, resulting in operating profits of (pounds sterling) 49.6 million in 1999, an increase of 56% over 1998, and a record operating margin level. Assets under management were $57.2 billion at December 31, 1999, compared to $40.8 billion at the end of 1998. This 40% increase was due to record gross sales of $23.2 billion experienced across the business coupled with the strength in the markets. Assets under management in Continental Europe doubled during 1999. INVESCO Global Group's net sales in Asia grew over 300% during 1999. INVESCO Global Group's assets under management in the U.K. and its offshore products also reached record levels during 1999 due to strong investment performance and marketing successes.

     RETIREMENT AND BENEFIT SERVICES GROUP. Retirement and Benefit Services Group had strong momentum throughout 1999, generating over $3.3 billion in net new business for various units of AMVESCAP during the year. Retirement and Benefit Services Group is responsible for over $23.6 billion in assets under management and currently services over 421 separate retirement plans with approximately 336,000 plan participants.

     NEW BUSINESS EXPENSE. New business expense contains costs associated primarily with AMVESCAP's efforts in the international defined contribution markets in Poland and Hong Kong. Certain 1998 amounts have been reclassified to reflect AMVESCAP's investments in these markets.

     CORPORATE. The increase in corporate expenses for 1999 is due to continued expenditures in company-wide technology initiatives.

     TAXATION. AMVESCAP's effective tax rate on ordinary profit (before amortization and exceptional item) was 31.9% for 1999 compared to 32.5% in 1998. This decline was due to the realization of prior year tax losses resulting from a more efficient tax structure relating to the GT Global businesses.

     YEAR 2000. The transition from 1999 to 2000 has not materially impacted AMVESCAP's business or financial condition. During 1999, AMVESCAP reviewed, tested, and made upgrades to systems and programs believed to be impacted by possible problems. Total costs incurred by AMVESCAP in preparation for the transition from 1999 to 2000 were in line with previous estimates. Although AMVESCAP is heavily dependent upon a complex world-wide network of third-party systems, business transactions with third parties have not been materially impacted by the transition into 2000.

1998 COMPARED TO 1997

     INTRODUCTION. AMVESCAP completed the GT Acquisition in May 1998. The results of GT Global have been included in AMVESCAP's financial statements from June 1, 1998. The GT Acquisition added to AMVESCAP's competitive position in the global markets, particularly in Germany, Canada and Asia, and provided expanded products and distribution capabilities. With this transaction, AMVESCAP strengthened its position as one of the few independent global investment management companies.

     ASSETS UNDER MANAGEMENT. Assets under management were $275.4 billion at the end of 1998, including assets of $46.8 billion acquired in the GT Acquisition. This reflects an increase of 43.3% during the year. Market gains provided $26.2 billion of the increase in assets under management. Net new business of $4.6 billion also contributed to the increase.

     OPERATING RESULTS. Revenues increased by 51.2% during 1998 due to the GT Acquisition, market growth and net sales. All operating divisions achieved record levels of revenues in 1998.

     Expenses before exceptional item for AMVESCAP increased by 58.1% over 1997. The majority of this increase was due to increases in staff costs associated with increased headcount and higher compensation, particularly performance-related compensation. Other operating expenses increased during 1998 as a result of the increased cost of marketing AMVESCAP's products, providing client services and providing technology to support AMVESCAP's businesses. Variable costs accounted for approximately 30.0% of total expenses, reflecting AMVESCAP's ability to control costs in accordance with market fluctuations.

     Profit before tax, goodwill amortization and exceptional item of AMVESCAP increased 30.5% to (pounds sterling)231.3 million in 1998 from (pounds sterling)
177.3 million in 1997. Basic earnings per share before goodwill amortization and exceptional item increased 14.5% to 26.0p for 1998 from 22.7p for 1997. Diluted earnings per share before goodwill amortization and exceptional item increased 16.8% to 24.3p for 1998 from 20.8p for 1997.

     The businesses of GT Global have been reorganized, integrated and merged into AMVESCAP business units. The operating results and cash flows of the AMVESCAP business units do not separately segregate the former GT Global operations. The cost of this integration program was (pounds sterling)48.6 million, which was recorded as an exceptional item in 1998. Integration costs include staff retention and redundancy payments and expenses associated with terminating lease arrangements for excess office space. The integration was expected to take up to 18 months from June 1998, with the major activities to be completed by June 1999. Transaction costs associated with the GT Acquisition were capitalized and included in goodwill. The amortization of goodwill arising from the GT Acquisition reduced AMVESCAP's earnings for 1998 by (pounds sterling)21.2 million (3.5p per share).

     MANAGED PRODUCTS GROUP. Revenues and operating profits for Managed Products Group reached record levels in 1998. Revenues increased 44.0% primarily due to the GT Acquisition, market appreciation and net sales. AIM and IFG had gross retail sales of $16.2 billion and $10.9 billion, respectively, during 1998 and both units had positive net flows during the year. Operating profit increased 23.6% during 1998.

     U.S. INSTITUTIONAL GROUP. U.S. Institutional Group produced record results for 1998. Revenues for U.S. Institutional Group increased 43.3% primarily due to increases in assets under management. Assets under management increased by $26.4 billion primarily due to the GT Acquisition and market appreciation, which were partially offset by a net loss of business. While U.S. Institutional Group continued to experience a loss of assets caused by the shift to index products from actively managed accounts, the flow from active to passive management declined and U.S. Institutional Group continued to rank among the largest active-only asset managers in the U.S. based on assets under management. Marketing activity by U.S. Institutional Group produced record levels of new business and 130 new clients during 1998. The acquisition of GT Global enhanced U.S. Institutional Group's product lines and provided other synergies for its business. Operating profit for U.S. Institutional Group increased 20.8% during 1998.

     INVESCO GLOBAL GROUP. INVESCO Global Group's assets under management increased primarily as a result of the GT Acquisition, which provided increased market positions in several important areas and added over $17 billion in new assets under management. This asset growth resulted in 93.5% growth in INVESCO Global Group's revenues during 1998. Operating profits of INVESCO Global Group increased to (pounds sterling)31.7 million during 1998, reaching an operating profit margin of 21.1% for 1998. The Asian markets continued to be very volatile during 1998; however, INVESCO Global Group's retail and institutional new business activity remained sound. INVESCO Global Group's retail sales, particularly in France, were favorable compared to prior year sales levels.

     RETIREMENT AND BENEFIT SERVICES GROUP. Retirement and Benefit Services Group generated over $1.3 billion in net new business for various units of AMVESCAP during 1998 and was responsible for

$15.0 billion in defined contribution assets. Retirement and Benefit Services Group serviced 350 separate retirement plans with approximately 260,000 plan participants.

     NEW BUSINESS EXPENSE. New business expense included costs related to international defined contribution activities.

     CORPORATE. Corporate expenses decreased during 1998 as increases in expenditures in company-wide technology initiatives were offset by decreases in development costs related to Continental European initiatives.

     TAXATION. The effective income tax rate for AMVESCAP on profit after goodwill amortization and exceptional item increased to 41.7% in 1998 from 34% in 1997. The increase in the tax rate was due to goodwill amortization for financial statement purposes, which is not deductible for tax purposes, and AMVESCAP's inability to recognize certain deferred tax assets on a significant portion of the exceptional item. Both the goodwill amortization and the exceptional item resulted from the GT Acquisition.

     After adjusting for goodwill amortization and exceptional item, AMVESCAP's effective income tax rate on ordinary profit (profit before goodwill amortization and exceptional item) decreased to 32.5% in 1998 from 34% in 1997. The decrease in the tax rate was primarily due to AMVESCAP's recognition of benefits related to the exercise of stock options and the recognition of certain deferred tax assets.

     The majority of AMVESCAP's 1998 profits arose in the U.S. and were taxed at rates that are higher than in the U.K. The 1998 federal income tax rate in the U.S. was 35% compared to the U.K. tax rate of 31%.

CAPITAL RESOURCES AND LIQUIDITY

     CASH FLOWS

     AMVESCAP's ability to generate cash from operations in excess of its capital expenditures and dividend requirements is one of its fundamental financial strengths. AMVESCAP's operations continue to be financed from share capital, retained profits and borrowings. AMVESCAP anticipates that operating activities in 2000 will continue to provide sufficient cash flows to meet its financial commitments and to capitalize on opportunities for business expansion. AMVESCAP plans to use the cash from operations remaining after satisfying its business reinvestment needs to reduce debt levels in 2000.

     AMVESCAP's operations provided (pounds sterling)366.0 million in cash flows in 1999, compared to (pounds sterling)159.9 million in 1998. Financing activities utilized (pounds sterling)106.7 million during the year. The majority of this cash flow was used to pay down debt.

     AMVESCAP generated (pounds sterling)431.1 million of earnings before interest, taxes, depreciation and amortization ("EBITDA") in 1999, an increase of (pounds sterling)121.6 from 1998. During 1999, AMVESCAP paid (pounds sterling)54.4 million in dividends and (pounds sterling)58.0 million for fixed assets expenditures, principally for technology.

     AMVESCAP did not change its financial instruments policies in 1999 and did not hedge any of its operational foreign exchange exposures. As a result, AMVESCAP's balance sheet may be impacted by movements in U.S. dollar/sterling exchange rates. This is partially mitigated by AMVESCAP'S U.S. dollar denominated borrowings. Other than this, AMVESCAP does not actively manage its currency exposures.

     COMPANY BORROWINGS

     AMVESCAP used free cash flow to pay down (pounds sterling)108.3 million in total debt during 1999. At December 31, 1999, AMVESCAP's total long-term debt amounted to (pounds sterling)659.1 million. Net debt at December 31, 1999, amounted to (pounds sterling)512.6 million, excluding cash held as a result of short-term timing differences on customer transactions of (pounds sterling)41.5 million. During 1998, AMVESCAP issued $650 million of new fixed rate senior debt due in 2003 and 2005 (the "Notes"). At December 31, 1999, $650 million (pounds sterling)405 million) of Notes were outstanding. During 1997, AMVESCAP entered into a five year $700 million credit facility with a group of international banks (the "Facility"). At December 31, 1999, (pounds sterling)228.1 million was drawn under the Facility.

     DIVIDENDS

     AMVESCAP's Board of Directors has recommended a final dividend of 5.5p per Ordinary Share, resulting in a total dividend of 9p in 1999 versus 8p in 1998. The total dividend for 1999 represents an increase of 13% over the total dividend for 1998.

     Under the Companies Act 1985 of Great Britain, as amended (the "Companies Act"), AMVESCAP's ability to declare dividends is restricted to the amount of its distributable profits (the current and retained amounts of AMVESCAP's profit and loss account) on an unconsolidated basis. At December 31, 1999, the amount available for dividends was (pounds sterling)15.7 million after accrual of the recommended final dividend for 1999. Furthermore, the Facility places certain restrictions on AMVESCAP's ability to pay dividends, as described in Note 14 to the Consolidated Financial Statements. These restrictions could impact the ability of AMVESCAP's subsidiaries to pay dividends to AMVESCAP and AMVESCAP's ability to pay dividends to its shareholders. Such restrictions have not had, and are not expected to have in the future, a material effect on AMVESCAP's ability to pay dividends.

     AMVESCAP believes that its cash flow from operations and credit facilities, and its ability to obtain alternative sources of financing will enable AMVESCAP to meet debt and other obligations as they come due and anticipated future capital requirements.

SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

     The financial statements maintained by AMVESCAP in England, its jurisdiction of incorporation, are prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to AMVESCAP, relate to the historical elimination of goodwill and other intangibles against reserves and the related treatment of deferred taxes, shares held by share option trusts and proposed dividend liabilities. See Note 21 to the Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

NEW ACCOUNTING STANDARDS

     Information relating to a new accounting standard for provisions for liabilities and charges appears in the notes to the Consolidated Financial Statements.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

     This report includes, and documents incorporated by reference herein and public filings and oral and written statements by AMVESCAP and its management may include, statements which constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of AMVESCAP's management and on information available to management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of AMVESCAP's operations, earnings, industry conditions, assets under management, demand and pricing for AMVESCAP's products and other aspects of its business, and statements that are preceded by, followed by, or include the words "believes", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although AMVESCAP makes such statements based on assumptions that it believes to be reasonable, there can be no assurance that actual results will not differ materially from AMVESCAP's expectations. Many of the factors that will determine these results are beyond AMVESCAP's ability to control or predict. AMVESCAP does not intend to review or revise any particular forward-looking statements referenced in this Form 20-F in light of future events. Investors are cautioned not to put undue reliance on any forward-looking statements.

     AMVESCAP hereby identifies the following important factors, and those important factors described elsewhere in this report or in other SEC filings, among others, which could cause its results to differ from any results which might be projected, forecast or estimated by AMVESCAP in any such forward-looking statements: (1) variations in demand for its investment products; (2) significant changes in net cash flows into or out of AMVESCAP's business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which AMVESCAP invests or does business; (5) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting AMVESCAP's operations; (6) adverse results in litigation; (7) exchange rate fluctuations; (8) the effect of economic conditions and interest rates on a U.K., U.S. or international basis;
(9) the ability of AMVESCAP to compete in the investment management business;
(10) the effect of consolidation in the investment management business; (11) limitations or restrictions on access to distribution channels for AMVESCAP's products; (12) the ability of AMVESCAP to attract and retain key personnel; (13) the investment performance of AMVESCAP's investment products and the ability of AMVESCAP to retain its accounts; and (14) the ability of AMVESCAP to successfully acquire and integrate other companies into its operations and the extent to which AMVESCAP can realize anticipated cost savings and synergies.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     AMVESCAP does not hedge (through the use of derivative or other financial instruments) the translation of its profits from overseas subsidiaries or other interest rate or foreign exchange exposures; therefore, significant changes in exchange rates or interest rates can materially affect the results of operations, particularly since a majority of the business and debt is denominated in U.S. dollars.

     AMVESCAP holds or issues financial instruments primarily to finance its operations, but also for client trading purposes in a limited number of subsidiary operations. The main risks arising from AMVESCAP's processing of customer transactions primarily arise as a result of AMVESCAP holding securities in its own investment vehicles to facilitate their orderly management. The risks associated with these securities are interest rate risk, foreign currency risk and counterparty risk. These risks are managed in accordance with limits established by company management and applicable regulations.

     Trading in financial instruments for customer related transactions only occurs in AMVESCAP's German and Austrian subsidiaries, which conduct treasury operations for their clients. This activity involves both the acceptance and placement of client deposits and loans, and the execution of clients' foreign currency and interest rate derivative contracts. Interest rate, liquidity and currency risks arising from these transactions are actively managed to minimize any residual exposure to AMVESCAP.

     At December 31,1999, 65% of AMVESCAP's borrowings had an interest rate that was fixed for an average period of 4.5 years. The remainder of AMVESCAP's borrowings had a floating rate.

     See Note 20 to the Consolidated Financial Statements for quantitative disclosures about market risk.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The directors and executive officers of AMVESCAP are:

               NAME                      AGE*                                       POSITION*
------------------------------------    ------     ----------------------------------------------------------------------------
Charles W. Brady                         64        Director, Executive Chairman
Charles T. Bauer                         81        Director, Vice Chairman
Sir John Banham                          59        Non-Executive Director
The Hon. Michael D. Benson               56        Director, Chief Executive Officer, INVESCO Global Group
Joseph R. Canion                         55        Non-Executive Director
Michael J. Cemo                          55        Director
Gary T. Crum                             52        Director
A.D. Frazier, Jr.                        55        Director, Chief Executive Officer, U.S. Institutional Group
Robert H. Graham                         53        Director, Chief Executive Officer, Managed Products Group
Roberto A. de Guardiola                  55        Non-Executive Director
Hubert L. Harris, Jr.                    56        Director, Chief Executive Officer, Retirement and Benefit Services Group
Bevis Longstreth                         66        Non-Executive Director
Robert F. McCullough                     57        Director, Chief Financial Officer
Stephen K. West                          71        Non-Executive Director
Alexander M. White                       66        Non-Executive Director

-----------

* All ages are as of April 20, 2000, and the positions shown are those currently held by the foregoing individuals.

     CHARLES W. BRADY. Mr. Brady has served as Executive Chairman of the Board of Directors since 1993 and Chief Executive Officer of AMVESCAP since 1992. He has served as a Director of AMVESCAP since 1986. Mr. Brady was a founding partner of INVESCO Capital Management Inc. He began his investment career in 1959, graduating with a B.S. from the Georgia Institute of Technology, and attending the Advanced Management School of Harvard University. He is a member of the Atlanta Society of Financial Analysts.

     CHARLES T. BAUER. Mr. Bauer has served as a Director and Vice Chairman of AMVESCAP's Board of Directors since February 1997. Mr. Bauer is Chairman of AIM, which he co-founded in 1976. He has spent his entire professional career in the investment business. Mr. Bauer holds an A.B. from Harvard University and an M.B.A. from New York University. He has served as Chairman of the American Insurance Association Investments Committee, as a Board Member of the Investment Company Institute, and as a Trustee of the Institute of Chartered Financial Analysts, Inc.

     SIR JOHN BANHAM. Sir John Banham has served as a Director of AMVESCAP since January 1999. He is Chairman of Kingfisher PLC and ECI Ventures Group, a provider of venture capital for mid-market management buyouts, and he is Chairman-designate of Whitbread PLC. He was Director General of the Confederation of British Industry from 1987 to 1992, a Director of National Power from 1992 to 1998, a Director of National Westminister Bank from 1992 to 1998 and Chairman of Tarmac PLC from 1994 to March 2000. He is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

     THE HON. MICHAEL D. BENSON. Mr. Benson has served as a Director of AMVESCAP since February 1995. He has served as Chief Executive Officer of INVESCO Global Group since 1996. He served as Chief Executive Officer of AMVESCAP's Asian region from 1995 to 1996. He started his career with the stockbroking firm
L. Messel in 1963. He later joined Lazard Brothers Ltd. and became Managing Director of Lazard Securities Ltd., establishing investment offices in Jersey, Guernsey and Hong Kong. Between 1985 and 1992, he established investment offices in London, Boston, Hong Kong and Singapore for Standard Chartered Bank. In 1992, he joined Capital House Investment Management with responsibility for developing the Far Eastern business.

     JOSEPH R. CANION. Mr. Canion has been a Director of AMVESCAP since February 1997. He is also Joint Chairman of the Remuneration Committee. He has been Chairman of Insource Technology Corporation, a Houston-based business and technology management company, since 1992. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President and a Director of Compaq Computer Corporation. He was a director of AIM from 1991 through February 1997, when the acquisition of AIM was completed.

     MICHAEL J. CEMO. Mr. Cemo has served as a Director of AMVESCAP since February 1997. He is President of A I M Distributors, Inc., a broker-dealer subsidiary of AIM, and an Executive Vice President of AIM. Mr. Cemo has been in the investment business since 1971. He joined AIM in 1988. Mr. Cemo holds a B.S. in economics from the University of Houston. He is a member of the Investment Company Institute's sales force marketing committee.

     GARY T. CRUM. Mr. Crum has served as a Director of AMVESCAP since February 1997. He was co-founder of AIM and serves as an Executive Vice President of AIM. He is President of A I M Capital Management, Inc., an investment advisory subsidiary of AIM, and is Director of Investments and a member of AIM's Investment Policy Committee. Mr. Crum has been in the investment business since 1972. He holds a B.B.A. from Southern Methodist University and an M.B.A. from the University of Texas at Austin.

     A.D. FRAZIER, JR. Mr. Frazier has served as a Director of AMVESCAP since 1996. He has served as Chief Executive Officer of U.S. Institutional Group since 1997. Prior to joining AMVESCAP, Mr. Frazier was the Chief Operating Officer of the Atlanta Committee for the Olympic Games. Before joining the Atlanta Committee in 1991, Mr. Frazier was Executive Vice President in charge of the North American Banking Group of the First Chicago Corporation and First National Bank of Chicago. He received a B.A. and a J.D. from the University of North Carolina at Chapel Hill. He was admitted to the North Carolina Bar in 1969 and attended Harvard's Advanced Management Programme in 1981.

     ROBERT H. GRAHAM. Mr. Graham has served as a Director of AMVESCAP, and as Chief Executive Officer of Managed Products Group, since February 1997. Mr. Graham is President and Chief Executive Officer of AIM, which he co-founded in 1976. He holds a B.S. and an M.S. in electrical engineering and an M.B.A. in finance from the University of Texas at Austin. Mr. Graham has been in the investment business since 1972. He has been a member of the Board of Governors and Executive Committee of the Investment Company Institute and Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

     ROBERTO A. DE GUARDIOLA. Mr. de Guardiola has served as a Director of AMVESCAP since February 1997. Mr. De Guardiola is the President of de Guardiola Advisors Inc., a New York based investment firm that specializes in the investment management industry. Mr. de Guardiola served as a Managing Director of Putnam, Lovell, de Guardiola & Thornton, a New York based investment banking firm, from 1998 to March 2000. Mr. de Guardiola holds a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania.

     HUBERT L. HARRIS, JR. Mr. Harris has served as a Director of AMVESCAP since May 1998. Mr. Harris has served as Chief Executive Officer of Retirement and Benefit Services Group since January 1998. He also served as a Director of AMVESCAP from 1993 to February 1997. Mr. Harris received a B.S. from Georgia Institute of Technology and an M.B.A. from Georgia State University. Mr. Harris served as Assistant Director of Office Management and Budget in President Carter's administration and has served as President and Executive Director of the International Association for Financial Planners.

     BEVIS LONGSTRETH. Mr. Longstreth has served as a Director of AMVESCAP since 1993. He is also Joint Chairman of the Audit Committee. Mr. Longstreth, a graduate of Princeton University and Harvard Law School, is of counsel at Debevoise & Plimpton, a New York based law firm, where he was a partner from 1984 through 1997. He was formerly a Commissioner of the SEC and is a frequent writer on issues of corporate governance, banking and securities law and is the author of Modern Investment Management and the Prudent Man Rule, a book on law reform published by Oxford University Press.

     ROBERT F. MCCULLOUGH. Mr. McCullough has served as a Director and Chief Financial Officer of AMVESCAP since 1996. Mr. McCullough joined AMVESCAP in 1996 from Arthur Andersen where he practiced as an accountant in New York from 1964 until 1987, becoming a partner in 1973. In 1987, he moved to become a Managing Partner of Arthur Andersen's Atlanta office. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

     STEPHEN K. WEST. Mr. West has served as a Director of AMVESCAP since February 1997. He is also Joint Chairman of the Audit Committee. Mr. West was a Director of AIM from 1994 through February 1997, when the acquisition of AIM was completed. He was a partner of Sullivan & Cromwell, a New York City law firm, from 1964 to 1998 and is presently of counsel to the firm. He is a graduate of Yale University and the Harvard Law School.

     ALEXANDER M. WHITE. Mr. White has served as a Director of AMVESCAP since 1992. He is also Joint Chairman of the Remuneration Committee. Mr. White has had a career in the financial services community, having been associated with Merrill Lynch, White Weld & Co. and most recently as a senior investment banker with James D. Wolfensohn, Inc. Mr. White is a graduate of Harvard College and Harvard Business School.

     Pursuant to the terms of the voting agreement (referred to under Item 4. "Control of Registrant") entered into in connection with the merger with AIM, certain former shareholders of AIM and their spouses and certain current directors of AMVESCAP have agreed to exercise the votes that they will have as directors and shareholders in such a way as to maintain the composition of AMVESCAP's board of directors, as between representatives selected by certain parties affiliated with AMVESCAP and representatives selected by certain parties affiliated with AIM, as it existed at the time of (and after giving effect to) the merger with AIM. For additional information regarding the voting agreement, see Item 4. "Control of Registrant".

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     In 1999, the aggregate compensation of all directors and executive officers of AMVESCAP (15 persons) paid or accrued was (pounds sterling)15.6 million. In addition to this amount, (pounds sterling)192,000 was set aside or accrued by AMVESCAP or its subsidiaries to provide pension or retirement benefits to AMVESCAP's directors and executive officers.

     The remuneration of the executive chairman, directors and executive officers of AMVESCAP is set forth in the following table:

                                        SALARY                BONUS(1)                 BENEFITS                 TOTAL
                                ---------------------- ----------------------   ---------------------- ----------------------

                                   1999        1998       1999        1998         1999        1998       1999        1998
                                   L 000       L 000      L 000      L 000       L 000        L 000      L 000       L 000

EXECUTIVE CHAIRMAN:
Charles W. Brady                    350         335       3,446       2,412          9          14        3,805       2,761

EXECUTIVE DIRECTORS:
Charles T. Bauer                    278         271         940       1,206          4           1        1,222       1,478
The Hon. Michael D. Benson          245         245       1,065         845          1           1        1,311       1,091
Michael J. Cemo (4)                 170         166       1,916       1,439          3           1        2,089       1,606
Gary T. Crum                        248         241       1,065         844          4           1        1,317       1,086
A.D. Frazier, Jr                    255         242       1,065         724          5          11        1,325         977
Robert H. Graham                    309         302       1,804       1,809          4           1        2,117       2,112
Hubert L. Harris, Jr. (2)           273         260         752         603          6          12        1,031         875
Robert F. McCullough                255         242         814         724          2           8        1,071         974
Wendell M. Starke (3)                --         102          --         302         --           4           --         408

NON-EXECUTIVE DIRECTORS:
Sir John Banham                      53          --          --          --         --          --           53          --
Joseph R. Canion                     56          36          --          --         --          --           56          36
Roberto A. de Guardiola (5)          25          36          --          --         --          --           25          36
Bevis Longstreth (5)                 25          36          --          --         --          --           25          36
Sir William R. Stuttaford (3)        --           8          --          --         --          --           --           8
Stephen K. West                      56          36          --          --         --          --           56          36
Alexander M. White                   56          36          --          --         --          --           56          36
                               --------   ---------   ---------   ---------   --------   ---------   ----------   ---------
                                  2,654       2,594      12,867      10,908         38          54       15,559      13,556
                               ========   =========   =========   =========   ========   =========   ==========   =========

(1) A portion of the sums included under Bonus (20% for 1999 and 1998) was paid into the AMVESCAP Global Stock Plan and used to purchase Ordinary Shares on the open market. See "--AMVESCAP Global Stock Plan" below for more information.

(2) Includes information for the twelve months ended December 31, 1998 even though Mr. Harris was elected as a director of AMVESCAP on May 7, 1998.

(3) Messrs. Starke and Stuttaford resigned as directors of AMVESCAP on May 7, 1998.

(4) Bonus amounts include commissions earned pursuant to approved commission schedules.

(5) Messrs. De Guardiola and Longstreth deferred a portion of their 1999 compensation pursuant to the AMVESCAP Deferred Fees Share Plan.

L refers to pounds sterling.

PENSION RIGHTS

     The directors and executive officers participate in a defined contribution pension scheme. Contributions made in respect of directors' and executive officers' pensions arrangements in 1999 were as follows:

                                                               L(pounds sterling)000
                                                               ---------------------
                          Charles W. Brady                            19
                          Charles T. Bauer                            20
                          The Hon. Michael D. Benson                  26
                          Michael J. Cemo                             18
                          Gary T. Crum                                24
                          A.D. Frazier, Jr.                           19
                          Robert H. Graham                            28
                          Hubert L. Harris, Jr.                       19
                          Robert F. McCullough                        19

COMPENSATION DECISIONS

     AMVESCAP aims to attract, retain, reward and motivate AMVESCAP's senior executives in a manner consistent with comparable companies around the world and in a fashion designed to align the interests of those senior executives with those of shareholders. During 1999, AMVESCAP complied with Section A of the Best Practice Provisions of the Combined Code annexed to the Listing Rules of the LSE.

     The Remuneration Committee of AMVESCAP's Board of Directors (the "Committee"), which consists solely of non-executive directors, determines the remuneration of the Executive Chairman and the executive directors and the allocation of share options and the sums available for distribution in respect of a portion of a bonus paid annually to each Global Partner (defined below). The remuneration of the non-executive directors is determined by AMVESCAP's Board of Directors as a whole.

     The Committee in framing its remuneration policy has given full consideration to Section B of the Best Practice Provisions of the Combined Code annexed to the Listing Rules of the LSE. The Committee meets no less than twice per year. In determining the individual compensation packages of the Executive Chairman and the executive directors, the Committee gives full consideration to the Best Practice Provisions, consults with the Executive Chairman and has access to professional advice from sources outside AMVESCAP.

     During 1999, a firm of remuneration consultants was engaged to review executive compensation as it related to a peer group of comparable companies and the industry in general. The Committee was aware that compensation levels vary between the countries in which AMVESCAP operates and that the geographic mobility of executives and senior professionals necessitated that these factors be taken into account in determining appropriate remuneration levels.

     The Executive Chairman and executive directors (with the exception of Messrs. Bauer, Graham, Cemo and Crum) are all employed under rolling one-year contracts of employment. Pursuant to the terms of the merger with AIM, which were approved by shareholders at the annual general meeting, Messrs. Bauer, Graham, Cemo and Crum have each entered into employment contracts for an initial period ending February 2001 and terminable thereafter on one year's notice. Non-executive directors do not have formal fixed term contracts; however, under the Memorandum and Articles of Association of AMVESCAP they are required to retire by rotation generally every three years, and their re-election is subject to shareholders' approval. As a general rule it is envisaged that non-executive directors will not serve beyond the Annual General Meeting following their 70th birthday.

     In determining the sums available for the payment of incentives through the AMVESCAP Global Stock Plan, the Committee considers the Best Practice Provisions and takes into account the returns provided to AMVESCAP's shareholders and AMVESCAP's performance. In determining an individual's compensation, the Committee considers the individual's performance measured against, among other factors, the achievement of personal and Board of Directors' objectives and targets.

AMVESCAP GLOBAL STOCK PLAN

     AMVESCAP has established the AMVESCAP Global Stock Plan, which is a remuneration plan for key employees ("Global Partners") under which a portion of a profit-linked bonus paid annually in respect of each Global Partner is deposited into a discretionary employee benefit trust which then purchases Ordinary Shares in the open market. The plan trustee is Bank of Bermuda New York Limited. The Ordinary Shares purchased by the trust are allocated within the trust to participants and, provided they retain their position with AMVESCAP for a period of three years from the date of the bonus, such allocated shares will be transferred to the participants upon their retirement or termination of employment with AMVESCAP. Approximately (pounds sterling)12.5 million was paid into the AMVESCAP Global Stock Plan for the year ended December 31, 1999. The AMVESCAP Global Stock Plan owned approximately 9.3 million Ordinary Shares on December 31, 1999. On such date, the executive directors and executive officers had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the following table:

                           AMVESCAP GLOBAL STOCK PLAN

                 NAME                                   VESTED INTERESTS      UNVESTED INTERESTS
                 ----------------------------------- -------------------- -------------------------
                 Charles W. Brady                                 298,875                   335,904
                 ----------------------------------- -------------------- -------------------------
                 Charles T. Bauer                                      --                   153,557
                 ----------------------------------- -------------------- -------------------------
                 The Hon. Michael D. Benson                           621                   102,745
                 ----------------------------------- -------------------- -------------------------
                 Michael J. Cemo                                       --                    90,992
                 ----------------------------------- -------------------- -------------------------
                 Gary T. Crum                                          --                   119,765
                 ----------------------------------- -------------------- -------------------------
                 A.D. Frazier, Jr.                                  5,950                   111,799
                 ----------------------------------- -------------------- -------------------------
                 Robert H. Graham                                      --                   221,998
                 ----------------------------------- -------------------- -------------------------
                 Hubert L. Harris, Jr.                             86,120                    83,849
                 ----------------------------------- -------------------- -------------------------
                 Robert F. McCullough                              29,750                    97,499
                 ----------------------------------- -------------------- -------------------------

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     All outstanding options of AMVESCAP have been issued under the AMVESCAP Executive Share Option Schemes and the AIM Option Plans. At April 20, 2000, there were outstanding options to purchase 7,389,040 Ordinary Shares held by directors and executive officers as a group (15 persons). The options provided for exercise prices between 160.0p and 660.0p, and in the case of Messrs. Canion and West, between (pounds sterling)0.25 and $0.859, and may generally be exercised over varying periods until December 2009.

     The table below is a summary of outstanding options to acquire Ordinary Shares held by directors of AMVESCAP as of December 31,1999:

                                                                         OPTION
         NAME                                 NUMBER OF SHARES       EXERCISE PRICE      EXPIRATION DATE
         ---------------------------------- --------------------- ------------------- ----------------------
         Charles W. Brady                         300,000                 94.0p         May 2000
                                                  124,027                160.0p         January 2002
                                                  500,000                244.0p         November 2003
                                                  100,000                422.5p         November 2004
                                                  250,000                432.0p         December 2008
                                                  500,000                660.0p         December 2009

         Charles T. Bauer                         100,000                422.5p         November 2004

         The Hon. Michael D. Benson                17,003                160.0p         January 2002
                                                  400,000                244.0p         November 2003
                                                  100,000                422.5p         November 2004
                                                  200,000                432.0p         December 2008
                                                  200,000                660.0p         December 2009

         Michael J. Cemo                          100,000                422.5p         November 2004
                                                  100,000                432.0p         December 2008
                                                  200,000                660.0p         December 2009

         Gary T. Crum                             100,000                422.5p         November 2004
                                                  100,000                432.0p         December 2008
                                                  150,000                660.0p         December 2009

         A.D. Frazier, Jr.                        500,000                244.0p         November 2003
                                                  100,000                422.5p         November 2004
                                                  200,000                432.0p         December 2008
                                                  200,000                660.0p         December 2009

         Robert H. Graham                         100,000                422.5p         November 2004
                                                  200,000                432.0p         December 2008
                                                  250,000                660.0p         December 2009

         Hubert L. Harris, Jr.                    100,000                242.0p         December 2002
                                                  200,000                242.0p         April 2003
                                                  400,000                244.0p         November 2003
                                                  100,000                422.5p         November 2004
                                                  100,000                432.0p         December 2008
                                                  150,000                660.0p         December 2009

         Robert F. McCullough                     200,000                242.0p         April 2003
                                                  400,000                244.0p         November 2003
                                                  100,000                422.5p         November 2004
                                                  100,000                432.0p         December 2008
                                                  150,000                660.0p         December 2009

         Joseph R. Canion                         289,577                L0.25          December 2003
                                                   96,461          $     0.859          December 2005

         Stephen K. West                          211,972                L0.25          December 2003

L Refers to pounds sterling.

ITEM 13.  INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Mr. Joseph R. Canion is a director and Chairman of Insource Technology Group, Inc., which provides information technology services to AMVESCAP from time to time for a fee. In 1999, total fees for services provided to AMVESCAP amounted to approximately (pounds sterling)919,000.

     Mr. Roberto A. de Guardiola is managing director of Putnam, Lovell, de Guardiola & Thornton ("PLT") (formerly Putnam, Lovell & Thornton) which provides investment banking advice to AMVESCAP from time to time for a fee.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     The following documents are filed as part of this report:

(a)  Financial Statements:

     Report of Independent Public Accountants

     Consolidated Statements of Profit and Loss for the years ended December 31, 1999, 1998 and 1997

     Consolidated Statements of Total Recognized Gains and Losses for the years ended December 31, 1999, 1998 and 1997

     Consolidated Balance Sheets as of December 31, 1999 and 1998

     Consolidated Statements of Shareholders' Funds for the years ended December 31, 1999, 1998 and 1997

     Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997

     Notes to the Consolidated Financial Statements for the years ended December 31, 1999, 1998, and 1997

(b)  Exhibits:

     1.1  Articles of Organization of AMVESCAP, incorporated by reference to exhibit 3.1 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 333-5990 and 333-5990-01) filed with the Securities and Exchange Commission on November 21, 1996.

     1.2  Memorandum of Association of AMVESCAP, incorporated by reference to exhibit 3.1 to AMVESCAP's Registration Statement on Form F-1 (file no. 33-95456) filed with the Securities and Exchange Commission on August 22, 1995.

     1.3  Articles of Association of AMVESCAP, incorporated by reference to exhibit 3.2 to AMVESCAP's Registration Statement on Form F-1 (file no. 33-95456) filed with the Securities and Exchange Commission on August 22, 1995.

     2.1 Form of Certificate for Ordinary Shares of AMVESCAP, incorporated by reference to exhibit 4.5 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     2.2 Form of Certificate for American Depositary Shares representing Ordinary Shares, incorporated by reference to exhibit 4.6 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     2.3 Deposit Agreement, dated as of January 1,1993, among AMVESCAP, Morgan Guaranty Trust Company of New York and the owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, incorporated by reference to exhibit 4.7 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     2.4 Amendment No. 1, dated August 15, 1995, to the Deposit Agreement, dated as of January 1, 1993, among AMVESCAP, Morgan Guaranty Trust Company of New York and the owners of American Depositary Receipts issued thereunder, incorporated by reference to exhibit 4.8 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     2.5 Form of Amendment No. 2 to the Deposit Agreement, dated as of January 1, 1993, among AMVESCAP, Morgan Guaranty Trust Company of New York and the owners of American Depositary Receipts issued thereunder, including the amended form of American Depositary Receipt, incorporated by reference to exhibit 2.5 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on April 27, 1997.

     2.6 Amended and Restated Deposit Agreement, dated as of November 2, 1998, among AMVESCAP, The Bank of New York and the owners of American Depositary Receipts issued thereunder, incorporated by reference to exhibit A to AMVESCAP's Registration

          Statement on Form F-6 (file no. 333-9558), filed with the Securities and Exchange Commission on October 29, 1998.

     3.1 Stock Purchase Agreement, dated as of January 30, 1998, by and among AMVESCAP, AMD Acquisition Corp., Liechtenstein Global Trust, AG and LGT Holding (International) AG, Zurich, incorporated by reference to exhibit 3.1 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

     3.2 Amendment No. 1, dated as of May 28, 1998, to Stock Purchase Agreement, dated as of January 30,1998, by and among AMVESCAP, AMD Acquisition Corp., Liechtenstein Global Trust, AG and LGT Holding (International) AG, Zurich, incorporated by reference to exhibit 3.2 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

     3.3 Agreement and Plan of Merger, dated as of November 4, 1996, among AMVESCAP, INVESCO Group Services, Inc. and A I M Management Group Inc., incorporated by reference to exhibit 2.1 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21,1996.

     3.4 Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 20, 1997, among AMVESCAP, INVESCO Group Services, Inc. and A I M Management Group Inc., incorporated by reference to exhibit
          2.2 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.5 Amendment No. 2 to the Agreement and Plan of Merger, dated as of February 27, 1997, among AMVESCAP, INVESCO Group Services, Inc. and
          A I M Management Group Inc., incorporated by reference to exhibit 2.3 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.6 Voting Agreement, dated as of November 4, 1996, by and among AMVESCAP, the directors named therein and the shareholders named therein, incorporated by reference to exhibit 2.2 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21,1996.

     3.7 Standstill Agreement, dated as of November 4, 1996, by and among AMVESCAP and the shareholders named therein, incorporated by reference to exhibit 2.3 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.8 Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.4 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.9 Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.14 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.10 Waiver, dated as of February 28, 1997, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.15 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.11 Waiver, dated as of May 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 1.1 to Amendment No. 1 to AMVESCAP's Registration Statement on Form F-3 (file no. 333-8680), filed with the Securities and Exchange Commission on May 21, 1998.

     3.12 Waiver, dated as of September 29, 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 3.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.


     3.13 Transfer Restriction Agreement (TA), dated as of November 4, 1996, by and among AMVESCAP and the parties named therein, incorporated by reference to exhibit 2.5 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.14 Registration Rights Agreement, dated as of February 28, 1997, by and among AMVESCAP and the former shareholders of A I M Management Group, Inc. named therein, incorporated by reference to exhibit 2.11 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.15 Lock-up Agreement, dated as of November 4, 1996, among AMVESCAP, A I M Management Group Inc. and certain shareholders of A I M Management Group Inc. named therein, incorporated by reference to exhibit 2.7 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.16 Transfer Administration Agreement, dated as of November 4, 1996, by and among AMVESCAP, certain shareholders named therein, the spouses of the shareholders named therein and State Street Bank and Trust Company, as Transfer Administration Agent, incorporated by reference to exhibit 2.13 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.17 Indemnification Agreement, dated as of February 28, 1997, by and among AMVESCAP, Charles T. Bauer, Robert H. Graham, Gary T. Crum and certain related persons named therein, incorporated by reference to exhibit
          2.6 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.18 Credit Agreement, dated as of February 13, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and NationsBank, N.A., as managing agents, and NationsBank, N.A., as funding agent, incorporated by reference to exhibit 2.4 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31,1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.19 Guaranty, dated as of February 13, 1997, made by INVESCO, Inc., INVESCO North American Holdings, Inc. and INVESCO Capital Management, Inc., as guarantors, in favor of the lenders named therein, incorporated by reference to exhibit 2.5 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.20 Amended and Restated Credit Agreement, dated as of December 17, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and NationsBank, N.A., as co-syndication agents, and NationsBank, N.A., as funding agent, incorporated by reference to exhibit 3.17 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

     3.21 Assumption of Guaranty from A I M Advisors, Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.18 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

     3.22 Assumption of Guaranty from A I M Management Group Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.19 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

     3.23 Amended and Restated Purchase and Sale Agreement dated as of December 22, 1997, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc., incorporated by reference to exhibit
          3.20 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

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

     3.26 Second Supplemental Indenture, dated as of February 28, 1997, among AMVESCAP, A I M Advisors, Inc. and Fleet National Bank, incorporated by reference to exhibit 4.3 to A I M Management Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 (file no. 33-67866), filed with the Securities and Exchange Commission on March 27, 1997.

     3.27 Third Supplemental Indenture, dated as of October 20, 1997, among
          A I M Management Group Inc., A I M Advisors, Inc. and State Street Bank and Trust Company, incorporated by reference to exhibit 3.24 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

     3.28 Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in Liechtenstein Aktiengesellschaft, and Citibank, N.A, incorporated by reference to exhibit 3.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

     3.29 Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. And Bank in Liechtenstein Aktiengesellschaft, incorporated by reference to exhibit 3.29 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

     3.30 Form of Level II Employment Agreement, incorporated by reference to exhibit 2.8 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.31 Form of Level III Employment Agreement, incorporated by reference to exhibit 2.9 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

     3.32 Employment Agreement, dated as of November 4, 1996, between AMVESCAP, A I M Management Group Inc. and Charles T. Bauer, incorporated by reference to exhibit 2.9 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.33 Employment Agreement, dated as of November 4, 1996, between AMVESCAP, A I M Management Group Inc. and Gary T. Crum, incorporated by reference to exhibit 2.9 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.34 Employment Agreement, dated as of November 4,1996, between AMVESCAP, A I M Management Group Inc. and Robert H. Graham, incorporated by reference to exhibit 2.9 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     3.35 Employment Agreement, dated as of November 4, 1996, between AMVESCAP, A I M Management Group Inc. and Michael J. Cemo, incorporated by reference to exhibit 2.9 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

     AMVESCAP agrees to furnish a list of its subsidiaries, including, as to each subsidiary, its country or other jurisdiction of incorporation or organization, its relationship to AMVESCAP and the percentage of voting securities owned or other basis of control by its immediate parent, if any, to the SEC upon request.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, AMVESCAP PLC certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMVESCAP PLC



Date: May 2, 2000                       By: /s/ ROBERT F. MCCULLOUGH
      ------------                          ------------------------
                                            Robert F. McCullough
                                            Chief Financial Officer

                          AMVESCAP PLC AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


AMVESCAP PLC AND SUBSIDIARIES                                                                                          Page
                                                                                                                       ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                                F-2

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997                         F-3

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997       F-3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998                                                            F-4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' FUNDS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997                     F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997                              F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997                     F-7

                          AMVESCAP PLC AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To AMVESCAP PLC:

         We have audited the accompanying consolidated balance sheets of AMVESCAP PLC AND SUBSIDIARIES as of December 31, 1999 and 1998 and the related consolidated statements of profit and loss, total recognized gains and losses, shareholders' funds, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States. U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMVESCAP PLC and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United Kingdom.

         Certain accounting practices of the Company used in preparing the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom but vary in certain respects from accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform consolidated shareholders' equity as of December 31, 1999 and 1998 and consolidated net income for each of the three years in the period ended December 31, 1999 to generally accepted accounting principles in the United States are set forth in Note 21 to the financial statements.



/s/ARTHUR ANDERSEN

ARTHUR ANDERSEN

London, England
February 25, 2000

                          AMVESCAP PLC AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

for the years ended December 31,
-----------------------------------------------------------------------------------------------------
                                                1999               1998              1997
                                               L'000              L'000              L'000
                                          -------------      -------------      -------------
Revenues                                      1,072,350            802,172            530,659
Operating expenses                             (719,637)          (544,856)          (344,573)
                                          -------------      -------------      -------------
                                                352,713            257,316            186,086
Exceptional item-integration                         --            (48,600)                --
Goodwill amortization (note 9)                  (36,754)           (21,221)                --
                                          -------------      -------------      -------------
Operating profit                                315,959            187,495            186,086
Investment income (note 3)                       11,809             12,183              9,260
Interest payable (note 4)                       (44,726)           (38,200)           (18,053)
                                          -------------      -------------      -------------
Profit before taxation                          283,042            161,478            177,293
Taxation (note 6)                              (102,010)           (67,373)           (60,279)
                                          -------------      -------------      -------------
Profit for the financial year                   181,032             94,105            117,014
Dividends (note 7)                              (58,244)           (50,594)           (39,462)
                                          -------------      -------------      -------------
Retained profit for the year                    122,788             43,511             77,552
-----------------------------------------------------------------------------------------------------

Earnings per ordinary share (note 8):
   -basic                                          28.3p              15.7p              22.7p
   -diluted                                        27.1p              14.7p              20.8p
Earnings per ordinary share
   before goodwill amortization
   and exceptional item (note 8):
   -basic                                          34.0p              26.0p              22.7p
   -diluted                                        32.7p              24.3p              20.8p

-----------------
L refers to pounds sterling


          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


for the years ended December 31,
-----------------------------------------------------------------------------------------------------
                                                        1999              1998             1997
                                                        L'000             L'000            L'000
                                                   -------------      -------------     -------------
Profit for the financial year                            181,032             94,105           117,014
Currency translation differences on investments
   in overseas subsidiaries                              (18,645)            14,609             1,685
                                                   -------------      -------------     -------------
Total recognized gains and losses for the year           162,387            108,714           118,699
-----------------------------------------------------------------------------------------------------

-----------------
L refers to pounds sterling.


The accompanying notes form part of these accounts

                          AMVESCAP PLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


as of December 31,
------------------------------------------------------------------------------------------------------------------------------
                                                                                1999                                  1998
                                                                L'000           L'000          L'000                  L'000
                                                             -----------     -----------    -----------           -----------
Fixed assets
Goodwill (note 9)                                                                664,135                              711,795
Investments (note 10)                                                            128,921                              131,738
Tangible assets (note 11)                                                        108,021                               88,781
                                                                            ------------                         ------------
                                                                                 901,077                              932,314
Current assets
Debtors (note 12)                                                675,856                        479,381
Investments (note 10)                                             60,135                         79,469
Cash at bank and in hand                                         189,732                        119,651
                                                            ------------                        -------
                                                                 925,723                        678,501
Creditors: amounts falling due within
   one year (note 13)                                           (706,289)                      (550,397)
                                                            ------------                        -------
Net current assets                                                               219,434                              128,104
                                                                            ------------                         ------------
------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                          1,120,511                            1,060,418
Long-term debt (note 14)                                                        (659,120)                            (686,010)
Provisions for liabilities and charges (note 15)                                 (24,730)                             (43,438)
                                                                            ------------                         ------------
Net assets                                                                       436,661                              330,970
                                                                            ------------                         ------------

Capital and reserves
Called up share capital (note 16)                                                168,617                              167,506
Share premium account                                                            478,860                              469,382
Profit and loss account                                                          380,717                              257,929
                                                                            ------------                         ------------
                                                                               1,028,194                              894,817
Other reserves                                                                  (591,533)                            (563,847)
                                                                            ------------                         ------------
Shareholders' funds, equity interests                                            436,661                              330,970
------------------------------------------------------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

The accompanying notes form part of these accounts.

                          AMVESCAP PLC AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' FUNDS

Movements in shareholders' funds comprise:

                                              Share            Share             Other            Profit and
                                             capital          premium           reserves         loss account           Total
                                              L'000            L'000             L'000              L'000               L'000
                                         -------------     -------------     -------------      -------------      -------------
At December 31, 1996                           67,848            33,184          (125,536)           136,866            112,362
Profit for the financial year                      --                --                --            117,014            117,014
Dividends                                          --                --                --            (39,462)           (39,462)
Goodwill written off                               --                --        (1,022,790)                --         (1,022,790)
AIM merger                                     63,086                --           537,491                 --            600,577
Exercise of options                             1,323            11,206           (10,450)                --              2,079
Rights issue                                   13,567           103,373                --                 --            116,940
Conversion of loan note                         3,031             9,602                --                 --             12,633
Warrant reserve for the AIM
     merger                                        --                --            77,500                 --             77,500
Currency translation
     differences on investments
     in overseas subsidiaries                      --                --             1,685                 --              1,685
----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1997                          148,855           157,365          (542,100)           214,418            (21,462)
Profit for the financial year                      --                --                --             94,105             94,105
Dividends                                          --                --                --            (50,594)           (50,594)
Exercise of options                             4,362            37,164           (36,356)                --              5,170
GT Global acquisition                          10,625           263,196                --                 --            273,821
Conversion of loan note                         3,664            11,657               104                 --             15,425
Currency translation
     differences on investments
     in overseas subsidiaries                      --                --            14,505                 --             14,505
----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1998                          167,506           469,382          (563,847)           257,929            330,970
Profit for the financial year                      --                --                --            181,032            181,032
Dividends                                          --                --                --            (58,244)           (58,244)
Exercise of options                             1,111             9,478            (9,041)                --              1,548
Currency translation
     differences on investments
     in overseas subsidiaries                      --                --           (18,645)                --            (18,645)
                                        -------------     -------------     -------------      -------------      -------------
At December 31, 1999                          168,617           478,860          (591,533)           380,717            436,661
----------------------------------------------------------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

The accompanying notes form part of these accounts.

                         AMVESCAP PLC AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

--------------------------------------------------------------------------------------------------------------------
                                                                       1999              1998              1997
                                                                      L'000              L'000             L'000
                                                                 -------------      -------------      -------------
Operating activities
Operating profit                                                       315,959            187,495            186,086
Exceptional item                                                            --             32,207                 --
Depreciation                                                            40,621             26,216             18,197
Amortization                                                            62,674             34,965                 --
(Increase)/decrease in debtors                                        (235,873)            26,255                590
Increase/(decrease) in creditors                                       166,071           (147,730)            32,602
Other                                                                   16,595                453             (3,475)
                                                                 -------------      -------------      -------------
                                                                       366,047            159,861            234,000
Returns on investments and servicing of finance
Interest and dividends received                                         13,123             10,804              9,426
Interest paid                                                          (44,148)           (34,210)           (18,624)
                                                                 -------------      -------------      -------------
                                                                       (31,025)           (23,406)            (9,198)

Taxation                                                               (56,454)           (60,111)           (54,683)

Capital expenditure and financial investment
Purchase of tangible fixed assets, net of sales                        (56,721)           (54,644)           (24,269)
Disposals/(purchases) of fixed asset investments, net
      of purchases of L24.4 million in 1999 and net of sales of
      L33.5 million in 1998 and L7.0 million in 1997                     6,425            (18,706)           (10,967)
                                                                 -------------      -------------      -------------
                                                                       (50,296)           (73,350)           (35,236)
Acquisitions, net of cash, cash equivalents, and
      bank overdraft acquired                                               --           (126,959)          (337,409)

Dividends paid                                                         (54,394)           (44,410)           (25,942)
                                                                 -------------      -------------      -------------
Cash inflow/(outflow) before the use of cash equivalents               173,878           (168,375)          (228,468)

Financing
Issues of ordinary share capital                                         1,548              5,170              2,079
Issue of senior notes                                                       --            395,155                 --
Credit facility, net                                                   (53,911)            72,889            202,982
Other loans and bank overdrafts                                        (54,381)          (252,856)           (78,908)
                                                                 -------------      -------------      -------------
                                                                      (106,744)           220,358            126,153

Change in bank overdrafts                                               24,529            (21,627)            10,108
Change in cash equivalents                                               6,852            (33,833)           155,362
                                                                 -------------      -------------      -------------
Increase/(decrease) in cash                                             98,515             (3,477)            63,155
--------------------------------------------------------------------------------------------------------------------
Reconciliation to increase in cash at bank and in hand
Increase/(decrease) in cash                                             98,515             (3,477)            63,155
Change in bank overdrafts                                              (24,529)            21,627            (10,108)
Change in cash equivalents                                              (6,852)            33,833           (155,362)
Foreign exchange movement on cash and cash equivalents                   2,947             (3,013)             2,178
                                                                 -------------      -------------      -------------
Increase/(decrease) in cash at bank and in hand                         70,081             48,970           (100,137)
--------------------------------------------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

The accompanying notes form part of these accounts.

                          AMVESCAP PLC AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

1.   Significant Accounting and Reporting Policies

(a)  Basis of accounting

The accounts have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards.

(b)  Basis of consolidation

The accounts consolidate the accounts of the Company and all of its subsidiaries. Operating profit includes the results of subsidiaries acquired from their effective dates of acquisition.

(c)  Goodwill

The excess of the cost of shares in subsidiary undertakings acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves.

(d)  Revenue

Revenue represents management, distribution, transfer agent, trading and other fees.

(e)  Tangible fixed assets and depreciation

Depreciation is provided on fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life: leasehold improvements over the lease term; computers and other various equipment, between three and seven years.

(f)  Investments

Investments held as fixed assets are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value.

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

(i)  Foreign currencies

Assets and liabilities of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. Profit and loss account figures are translated at the weighted average rates for the year. Exchange differences arising on the translation of overseas subsidiaries' accounts are taken directly to reserves. Exchange differences on foreign currency borrowings, to the extent that they are used to finance or provide a hedge against Company equity investments in foreign enterprises, are taken directly to

                          AMVESCAP PLC AND SUBSIDIARIES
reserves. All other translation and transaction exchange differences (which are not material) are taken to the profit and loss account.

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

2. Segmental Information

Geographical analysis of the Company's business, which is principally investment management, is as follows:

                                                                Revenue                           Profit after exceptional item
--------------------------------------------------------------------------------------------------------------------------------
                              1999              1998              1997              1999              1998              1997
                             L'000             L'000             L'000             L'000             L'000             L'000
                         -------------     -------------     -------------     -------------     -------------     -------------
North America                  859,993           659,241           457,379           322,611           208,379           184,234
Europe and Pacific             212,357           142,931            73,280            30,102               337             1,852
                         -------------     -------------     -------------     -------------     -------------     -------------
                             1,072,350           802,172           530,659           352,713           208,716           186,086
                         -------------     -------------     -------------
Goodwill amortization                                                                (36,754)          (21,221)               --
Net interest payable                                                                 (32,917)          (26,017)           (8,793)
                                                                               -------------     -------------     -------------
Profit before taxation                                                               283,042           161,478           177,293
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                                     Net assets
                                                                                                 -------------------------------
                                                                                                      1999             1998
                                                                                                     L'000            L'000
                                                                                                 -------------     -------------
North America                                                                                          187,434           143,701
Europe and Pacific                                                                                      97,707            82,799
                                                                                                 -------------     -------------

                                                                                                       285,141           226,500
Goodwill                                                                                               664,135           711,795
Net debt                                                                                              (512,615)          (607,325)
                                                                                                 -------------     -------------

Net assets                                                                                             436,661           330,970
--------------------------------------------------------------------------------------------------------------------------------

The US dollar profits have been translated into sterling at an average rate for 1999 of 1.62 (1998: 1.66, 1997: 1.64). Revenue reflects the geographical segments from which services are provided and is not materially different from the geographical segments to which services are provided. Profit after exceptional item is stated after charging auditors' remuneration of (pounds sterling)1,218,000 in 1999 (1998: (pounds sterling)878,000, 1997: (pounds sterling)667,000) for audit work and (pounds sterling)1,044,000 in 1999 (1998:
(pounds sterling)905,000, 1997: (pounds sterling)665,000) for non-audit work.

3. Investment Income

                                                                            1999              1998               1997
                                                                           L'000              L'000             L'000
-------------------------------------------------------------------------------------------------------------------------
Interest receivable                                                            8,597            12,235              7,964
Income/(loss) from listed investments                                          1,480            (1,347)               548
Income from unlisted investments                                               1,732             1,295                748
                                                                       -------------     -------------      -------------
                                                                              11,809            12,183              9,260
--------------------------------------------------------------------------------------------------------------------------

4. Interest Payable

                                                                            1999             1998               1997
                                                                            L'000            L'000              L'000
                                                                       -------------     -------------      -------------
Senior notes                                                                  26,343            16,771                 --
Credit facility                                                               14,448            13,501              8,950
Other                                                                          3,935             7,928              9,103
                                                                       -------------     -------------      -------------
                                                                              44,726            38,200             18,053
-------------------------------------------------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

5. Directors and Employees

                                    1999         1998         1997
                                   L'000        L'000        L'000
                                 -------      -------      -------
Wages and salaries               308,213      237,008      153,531
Social security costs             18,523       14,366        8,377
Other pension costs               22,440       17,451       11,237
                                 -------      -------      -------
                                 349,176      268,825      173,145
                                 -------      -------      -------

Global Stock Plan ("the Plan")

A sum of (pounds sterling)12,453,000 (1998: (pounds sterling)9,826,000, 1997: (pounds sterling)8,340,000) has been paid into the Plan, a remuneration scheme for senior executives. This Plan is funded by a profit-linked bonus paid annually in respect of directors and senior employees into a discretionary employee benefit trust which then purchases shares or share equivalents of the Company in the open market. These securities are allocated within the trust and, provided they retain their position within the Company for a period of three years from the date of the bonus, are transferred to the participants upon retirement or termination of employment. The trust held 9,341,000 ordinary shares at December 31, 1999 (1998: 7,632,000, 1997: 5,618,000).

         The average number of employees of the Company during the year was 5,300 (1998: 4,500, 1997: 3,100). Of these totals, 4,000 (1998: 3,600, 1997:
2,580) were employed in North America and the remainder were employed in Europe and the Pacific.

6. Taxation

                                                                   1999        1998        1997
                                                                  L'000       L'000       L'000
                                                                -------      ------      ------
UK taxation:
      Corporation tax at 30.25% (1998: 31.0%, 1997: 31.5%)       12,097       2,500       3,930
Overseas current taxation                                        79,333      58,770      52,297
Overseas deferred taxation                                       10,580       6,103       4,052
                                                                -------      ------      ------
                                                                102,010      67,373      60,279
                                                                -------      ------      ------

As at present there is no intention to distribute the retained earnings of certain overseas subsidiaries, no provision has been made for any additional taxation that might arise on distribution. Deferred taxation principally arises in relation to employee share options, contributions to the Global Stock Plan, and certain items related to the acquisition of GT Global.

7. Dividends

                                                            1999        1998        1997
                                                           L'000       L'000       L'000
                                                          -------     ------      ------
Interim paid, 3.5p per share (1998: 3p, 1997: 2.5p)       22,700      18,900      13,952
Final proposed, 5.5p per share (1998: 5p, 1997: 4.5p)     35,544      31,694      25,510
                                                          ------      ------      ------
                                                          58,244      50,594      39,462
                                                          ------      ------      ------

--------------------
L refers to pounds sterling.

The trustees of the Employee Share Option Trust waived dividends amounting to (pounds sterling)2,796,000 in 1999 (1998: (pounds sterling)2,470,000,
1997: (pounds sterling)1,789,000).

                         AMVESCAP PLC AND SUBSIDIARIES

8. Earnings per Share

The directors consider that the profit before goodwill amortization and exceptional item is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of the year by year performance of the business. Profit is shown below before (pounds sterling)36,754,000 (1998: (pounds sterling)21,221,000) of goodwill amortization and before a (pounds sterling)40,800,000 net of tax exceptional item in 1998. Diluted earnings per share takes into account the effect of dilutive potential ordinary shares outstanding during the period.

                                           Number of
                                 Profit       shares   Per share
1999                              L'000         '000      amount
----                           --------    ---------   ---------
Basic earnings per share        217,786      639,636      34.0p
                                                       --------
Issuance of options                  --       27,271
                                -------      -------   --------
Diluted earnings per share      217,786      666,907      32.7p
---------------------------------------------------------------------

1998
----
Basic earnings per share        156,126      601,234      26.0p
                                                       --------
Issuance of options                  --       33,145
Conversion of loan note             521        8,977
                                -------      -------   --------
Diluted earnings per share      156,647      643,356      24.3p
                                -------      -------   --------

1997
----
Basic earnings per share        117,014      516,309      22.7p
                                                       --------
Issuance of options                  --       31,790
Conversion of loan note           1,140       19,253
                                -------      -------   --------
Diluted earnings per share      118,154      567,352      20.8p
---------------------------------------------------------------------

9. Goodwill

                                                                  Net
                                   Cost  Amortization      book value
                                  L'000         L'000           L'000
                               --------  ------------      -----------
At December 31, 1998            733,016       (21,221)       711,795
Exchange adjustment                (280)           --           (280)
Provided during the year                      (36,754)       (36,754)
Purchase price adjustment       (10,626)           --        (10,626)
                                -------       -------       --------
At December 31, 1999            722,110       (57,975)       664,135
----------------------------------------------------------------------

On May 29, 1998, the Company completed its acquisition of several legal entities within the Asset Management Division of Liechtenstein Global Trust AG (collectively referred to as "GT Global"). The results of GT Global have been included in the Accounts from June 1, 1998. Total consideration for the acquisition was (pounds sterling)499 million. The cost of the integration of the GT Global businesses was (pounds sterling)48.6 million ((pounds sterling)40.8 million after tax), which was recorded as an exceptional item in 1998. The goodwill created by the acquisition was capitalized and is being amortized over 20 years.

Prior to 1998, goodwill has been written off as follows:

                                                   L'000
                                                 ---------
To other reserves                                1,184,339
To cancellation of share premium account            44,468
To profit and loss account                          73,600
                                                 ---------
                                                 1,302,407
                                                 ---------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

10. Investments (held as fixed assets)
--------------------------------------------------------------------------

                                   Shares of         Other
                                AMVESCAP PLC   investments          Total
                                       L'000         L'000          L'000
                                ------------    ----------       --------
Cost
At December 31, 1997                  76,338        18,004         94,342
Additions                             37,770         9,639         47,409
Arising from acquisition                  --        27,078         27,078
Disposals                             (5,715)      (27,918)       (33,633)
                                    --------      --------       --------
At December 31, 1998                 108,393        26,803        135,196
--------------------------------------------------------------------------
Exchange adjustments                      --         3,608          3,608
Additions                              8,207        16,235         24,442
Disposals                            (19,784)      (11,027)       (30,811)
                                    --------      --------       --------
At December 31, 1999                  96,816        35,619        132,435
--------------------------------------------------------------------------

Provisions against investments
At December 31, 1997                  (2,027)       (5,689)        (7,716)
Net change                                --         4,258          4,258
                                    --------      --------       --------
At December 31, 1998                  (2,027)       (1,431)        (3,458)
Net change                                --           (56)           (56)
                                    --------      --------       --------
At December 31, 1999                  (2,027)       (1,487)        (3,514)
--------------------------------------------------------------------------

Net book value
At December 31, 1997                  74,311        12,315         86,626
At December 31, 1998                 106,366        25,372        131,738
At December 31, 1999                  94,789        34,132        128,921
--------------------------------------------------------------------------

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust and comprise 26,716,000 ordinary shares, all of which are under option at December 31, 1999 to qualifying employees of the Company. The options vest after three years from the date of grant and lapse after 10 years. At December 31, 1999 there were options over these securities at exercise prices between 90p and 660p. The market price of the ordinary shares at the end of 1999 was 720p.
      Other investments consist of investments in various Company mutual funds and unit trusts, investments on behalf of deferred compensation plans, and investments in insurance companies.

Investments Held as Current Assets
Current asset investments include listed investments of L56,786,000
(1998: L75,367,000) and unlisted investments of L3,349,000 (1998: L4,102,000).

11. Tangible Assets

Tangible assets are comprised of technology and other equipment.

                                                                Net
                                 Cost   Depreciation     book value
                                L'000          L'000          L'000
                              -------   ------------     ----------
At December 31, 1997            86,963       (40,131)        46,832
Exchange adjustment             (1,963)          800         (1,163)
Additions                       59,554            --         59,554
Arising from acquisition        14,645            --         14,645
Provided during the year            --       (26,216)       (26,216)
Disposals                      (24,971)       20,100         (4,871)
--------------------------------------------------------------------
At December 31, 1998           134,228       (45,447)        88,781
Exchange adjustment              5,833        (2,693)         3,140
Additions                       58,002            --         58,002
Provided during the year            --       (40,621)       (40,621)
Disposals                      (16,985)       15,704         (1,281)
                              --------      --------       --------
At December 31, 1999           181,078       (73,057)       108,021
--------------------------------------------------------------------

--------------------
L refers to pounds sterling.

Leased assets with a net book value of (pounds sterling)1,223,000
(1998: (pounds sterling)1,818,000) are included in tangible assets.

                         AMVESCAP PLC AND SUBSIDIARIES

12. Debtors
------------------------------------------------------------------------------

                                                         1999          1998
                                                        L'000         L'000
                                                      -------      --------
Unsettled fund debtors                                246,364        75,292
Trade debtors                                         134,826       112,257
Customer and counterparty debtors                     125,513       132,158
Deferred sales commissions                             68,487        51,320
Other debtors                                          63,256        63,295
Deferred taxation                                      21,841        31,859
Taxation prepaid/recoverable                           15,569        13,200
                                                      -------      --------
                                                      675,856       479,381
------------------------------------------------------------------------------


13. Creditors: amounts falling due within one year
------------------------------------------------------------------------------

                                                         1999          1998
                                                        L'000         L'000
                                                      -------      --------
Unsettled fund creditors                              289,212        78,916
Customer and counterparty creditors                   129,842       136,837
Accruals                                              168,606       227,809
Corporation tax payable                                49,437        14,747
Proposed ordinary dividend                             35,544        31,694
Trade creditors                                        33,648        28,548
Bank overdraft                                             --        24,651
Current maturities of long-term debt                       --         7,195
                                                      -------      --------
                                                      706,289       550,397
------------------------------------------------------------------------------


14. Long-term Debt
------------------------------------------------------------------------------

                                                         1999          1998
                                                        L'000         L'000
                                                      -------      --------
Senior notes - US$250 million due 2003 at 6.375%
     and US$400 million due 2005 at 6.6%              405,035       387,366
US$700 million credit facility due 2002               228,066       271,278
DM 60 million fixed notes due 2001-2003, interest
     6.15% - 6.75%                                     12,851        21,344
Senior notes - US$9.8 million due 2001 at 6.5% and
     US$10 million due 2006 at 6.875%                  13,168        12,841
Other debt                                                 --           376
                                                      -------      --------
Total long-term debt                                  659,120       693,205
Less: current maturities of long-term debt                 --        (7,195)
                                                      -------      --------
Total long-term debt, net of current maturities       659,120       686,010
------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare or pay cash dividends in excess of 60% of consolidated net profit. Interest is payable based upon LIBOR rates in existence at the time of each borrowing.

Maturities of long-term debt are as follows: (pounds sterling)12,846,000 due in 2001, (pounds sterling)228,066,000 due in 2002, (pounds sterling)162,208,000 due in 2003, and (pounds sterling)256,000,000 due thereafter.

                         AMVESCAP PLC AND SUBSIDIARIES

15. Provisions for Liabilities and Charges


Merger and acquisition provisions      L'000
---------------------------------    -------
At December 31, 1998                  43,438
Cash paid                            (15,463)
Transfers and other adjustments       (3,547)
Foreign exchange                         302
                                     -------
At December 31, 1999                  24,730
                                     -------

These provisions consist of amounts provided as a result of the 1997 merger with A I M Management Group Inc. and the 1998 acquisition of GT Global. AIM provisions include commitments payable pursuant to the AIM merger agreement which expire in 2002. GT provisions include leasehold adjustments to be written off over the lease terms.

16. Share Capital

                                                                                      1999                                    1998
                                                                 Number              L'000              Number               L'000
                                                               -----------       -----------          -----------        -----------
Authorized ordinary shares
of 25p each                                                    850,800,000           212,700          850,800,000           212,700
                                                               -----------       -----------          -----------        -----------
Allotted, called up and fully paid
ordinary shares of 25p each                                    674,468,227           168,617          670,023,406           167,506
                                                               -----------       -----------          -----------        -----------

During the year the Company has issued 4,444,821 ordinary shares as a result of options exercised.

As of December 31, 1999 shares are reserved for the following purposes:


                                                                                                                      Last
                                                                                       Shares      Prices       expiry date
                                                                                     ----------   -----------   -----------
Options arising from the AIM merger                                                   9,125,691     25p - 75p    April 2006
Subscription agreement (options) with
     the Employee Share Option Trust                                                 53,000,000    90p - 660p      Dec 2009
Options granted under the UK
     Sharesave Scheme                                                                   545,083   334p - 510p      Mar 2002
Options granted under the International
     Sharesave Plan                                                                   1,786,341   390p - 502p      Dec 2001
                                                                                     ----------   -----------   -----------

17. Reconciliation of Net Cash Flow to Movement in Net Debt


                                                      1999            1998            1997
                                                      L'000           L'000           L'000
                                                 ----------      ----------      ----------
Increase/(decrease) in cash                          98,515          (3,477)         63,155
Cash inflow from client cash                        (33,818)         (7,715)              -
Cash outflow from debt and lease financing              822             415             164
Cash outflow/(inflow) from bank loans               108,290        (218,195)       (124,074)
Cash (outflow)/inflow from bank overdrafts          (47,578)         44,676         (10,108)
Cash (outflow)/inflow from cash equivalents          (6,852)         33,833        (155,362)
                                                 ----------      ----------      ----------
Change in net debt resulting from cash flows        119,379        (150,463)       (226,225)
                                                 ----------      ----------      ----------
Debt and finance leases                                (664)       (309,765)         54,925
Translation difference                              (24,005)         15,630           1,000
                                                 ----------      ----------      ----------
Change in net debt resulting from non-cash
     changes and translation                        (24,669)       (294,135)         55,925
                                                 ----------      ----------      ----------
Movement in net debt in the year                     94,710        (444,598)       (170,300)
Net (debt)/funds beginning of the year             (607,325)       (162,727)          7,573
                                                 ----------      ----------      ----------
Net debt end of the year                           (512,615)       (607,325)       (162,727)
                                                 ----------      ----------      ----------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

18. Analysis of Net Debt


                                                                              Non-cash
                                          December 31,                     changes and    December 31,
                                                  1998       Cash flow     translation            1999
1999                                             L'000           L'000           L'000           L'000
---------------------------------------     ----------      ----------      ----------      ----------
Net cash:
Cash at bank and in hand                       119,651          67,134           2,947         189,732
Less: cash equivalents                         (67,960)          6,852          (2,281)        (63,389)
Bank overdrafts                                (24,651)         24,529             122               -
                                            ----------      ----------      ----------      ----------
                                                27,040          98,515             788         126,343
Client cash                                     (7,715)        (33,818)              -         (41,533)
                                            ----------      ----------      ----------      ----------
                                                19,325          64,697             788          84,810
Cash equivalents                                67,960          (6,852)          2,281          63,389
Debt due within one year                        (7,195)          6,494             701               -
Debt due after more than one year             (686,010)         54,218         (27,328)       (659,120)
Finance leases                                  (1,405)            822          (1,111)         (1,694)
                                            ----------      ----------      ----------      ----------
Total                                         (607,325)        119,379         (24,669)       (512,615)
                                            ----------      ----------      ----------      ----------


                                                                              Non-cash
                                          December 31,                     changes and    December 31,
                                                  1997       Cash flow     translation            1998
1998                                             L'000           L'000           L'000           L'000
---------------------------------------     ----------      ----------      ----------      ----------
Net cash:
Cash at bank and in hand, including
     cash acquired on acquisition of
     L8,095,000                                 70,681          51,983          (3,013)        119,651
Less: cash equivalents, including
     cash equivalents acquired on
     acquisition of L108,393,000               (35,250)        (33,833)          1,123         (67,960)
Bank overdrafts, including bank
     overdrafts acquired on acquisition
     of L22,703,000                             (2,556)        (21,627)           (468)        (24,651)
                                            ----------      ----------      ----------      ----------
                                                32,875          (3,477)         (2,358)         27,040
Client cash                                          -          (7,715)              -          (7,715)
                                            ----------      ----------      ----------      ----------
                                                32,875         (11,192)         (2,358)         19,325
Cash equivalents                                35,250          33,833          (1,123)         67,960
Debt due within one year                       (25,991)         10,419           8,377          (7,195)
Debt due after more than one year             (203,598)       (183,938)       (298,474)       (686,010)
Finance leases                                  (1,263)            415            (557)         (1,405)
                                            ----------      ----------      ----------      ----------
Total                                         (162,727)       (150,463)       (294,135)       (607,325)
                                            ----------      ----------      ----------      ----------


                                                                              Non-cash
                                           December 31,                    changes and     December 31,
                                                  1996       Cash flow     translation            1997
1997                                             L'000           L'000           L'000           L'000
---------------------------------------     ----------      ----------      ----------      ----------
Net cash:
Cash at bank and in hand                       170,818        (102,315)          2,178          70,681
Less: cash equivalents                        (153,008)        155,362         (37,604)        (35,250)
Bank overdrafts                                (12,664)         10,108               -          (2,556)
                                            ----------      ----------      ----------      ----------
                                                 5,146          63,155         (35,426)         32,875
Cash equivalents                               153,008        (155,362)         37,604          35,250
Debt due within one year                      (146,807)         68,800          52,016         (25,991)
Debt due after more than one year               (2,128)       (202,982)          1,512        (203,598)
Finance leases                                  (1,646)            164             219          (1,263)
                                            ----------      ----------      ----------      ----------
Total                                            7,573        (226,225)         55,925        (162,727)
                                            ----------      ----------      ----------      ----------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

19. Commitments and Contingencies

The Company operates a number of pension schemes throughout the world. All are defined contribution schemes with the exception of small schemes operating for employees in the UK, US, Hong Kong and Germany, which are defined benefit schemes. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 1999 all plans are fully funded, with the exception of the German scheme, which is unfunded in accordance with local practice. The costs amounted to (pounds sterling)4,791,000 (1998: (pounds sterling)3,774,000, 1997:
(pounds sterling)2,374,000) for the defined benefit schemes and (pounds sterling)17,649,000 (1998: (pounds sterling)13,677,000, 1997: (pounds sterling)8,863,000) for the defined contribution schemes.

The Company's annual commitments under non-cancelable operating leases are as follows:
--------------------------------------------------------------------------------

                                                      Land and buildings                       Other
                                               -------------------------   -------------------------
                                                      1999          1998          1999          1998
Operating leases which expire:                       L'000         L'000         L'000         L'000
                                               -----------   -----------   -----------   -----------
Within one year                                      1,439         1,932           424           277
Within two to five years inclusive                  11,960         9,683         3,291         1,895
In more than five years                              8,676         4,535         1,723            --
                                               -----------   -----------   -----------   -----------
                                                    22,075        16,150         5,438         2,172
                                               -----------   -----------   -----------   -----------

--------------------------------------------------------------------------------
The majority of the leases of land and buildings are subject to rent reviews.

Guarantees and contingencies may arise in the ordinary course of business. The directors have not been notified of any material claims arising from such commitments.

In the normal course of business, the Company is subject to various litigation matters; however, in management's opinion, there are no legal proceedings pending against the Company, which would have a material adverse effect on its financial position, results of operations or liquidity.

20. Financial Instruments
--------------------------------------------------------------------------------
The interest rate profile of the financial liabilities of the Company at December 31 was:

1999
--------------------------------------------------------------------------------

                                                                   Fixed rate financial liabilities
                                                                   --------------------------------
                                                                                           Weighted
                                                                         Weighted    average period
                                                                          average         for which
                      Total     Floating rate        Fixed rate     interest rate     rate is fixed
Currency              L'000             L'000             L'000                 %             Years
                -----------     -------------       -----------     -------------    --------------
US dollar           646,824           228,066           418,758               6.5               4.6
DM                   12,851                --            12,851               6.5               3.0
Sterling                219                --               219              11.0               1.5
Other                   920                --               920               2.8               3.3
                -----------     -------------       -----------     -------------    --------------
                    660,814           228,066           432,748               6.5               4.5
                -----------     -------------       -----------     -------------    --------------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

1998
--------------------------------------------------------------------------------

                                                                   Fixed rate financial liabilities
                                                                   --------------------------------
                                                                                           Weighted
                                                                         Weighted    average period
                                                                          average         for which
                      Total     Floating rate        Fixed rate     interest rate     rate is fixed
Currency              L'000             L'000             L'000                 %             Years
                -----------     -------------       -----------     -------------    --------------
US dollar           676,142           275,576           400,566               6.5               5.6
DM                   52,859            31,515            21,344               6.0               3.0
Sterling             10,433            10,023               410              12.0               1.0
Other                 2,876             2,240               636               8.0               3.5
                -----------     -------------       -----------     -------------    --------------
                    742,310           319,354           422,956               6.5               5.5
                -----------     -------------       -----------     -------------    --------------


The Company held the following financial assets as of December 31:
--------------------------------------------------------------------------------

                                          1999               1998
                                         L'000              L'000
                                   -----------        -----------
Cash Deposits
US Dollar                               88,689             72,738
Sterling                                29,685             25,207
Euro                                    31,029                 --
Yen                                     21,090                 --
Other                                   19,239             21,706
Debt Securities
Euro                                    43,083                 --
DM                                          --             47,793
US Treasury bills and other              2,239              4,587
                                   -----------        -----------
Total                                  235,054            172,031
                                   -----------        -----------

--------------------
L refers to pounds sterling.

--------------------------------------------------------------------------------

The cash deposites comprise deposits placed primarily in money market accounts and 7-day deposits. All the investments in debt securities are in fixed rate securities. The average interest rate on the euro securities is 3.47%, and the average time for which the rate is fixed is 0.1 years. The average interest rate on the US Treasury bills is 5.71% (1998: 4.35%), and average time for which the rate is fixed is 0.7 years (1998: 0.2 years). In 1998, the average interest rate for the DM securities was 3.5%, and the average time for which the rate was fixed was 0.2 years.

The Company has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. There were no material differences between the book value and fair values of financial assets and liabilities at December 31, 1999 and 1998.

                         AMVESCAP PLC AND SUBSIDIARIES

21. Reconciliation to US Accounting Principles

The following is a summary of material adjustments to profit and shareholders' funds which would be required if US Generally Accepted Accounting Principles ("US GAAP") had been applied instead of UK Generally Accepted Accounting Principles ("UK GAAP").

                                                                1999                        1998                        1997
Profit                                           L'000         $'000*        L'000         $'000*        L'000         $'000*
-----------------------------------------------------------------------------------------------------------------------------
Profit for the financial year
      (UK GAAP)                                181,032       293,272        94,105       158,096       117,014       193,073
Acquisition accounting(a)                      (76,380)     (123,736)      (36,091)      (60,633)      (44,496)      (73,418)
Taxation(b)                                    (14,578)      (23,616)      (13,613)      (22,870)       (4,647)       (7,668)
Other(e)                                        (2,040)       (3,305)         (150)         (252)        1,082         1,785
-----------------------------------------------------------------------------------------------------------------------------
Net income (US GAAP)                            88,034       142,615        44,251        74,341        68,953       113,772

Earnings per ordinary share:
   -basic                                          14p                          7p                         13p
   -diluted                                        13p                          7p                         12p
Earnings per ordinary share before
 goodwill amortization:
   -basic                                          24p                         17p                         13p
   -diluted                                        23p                         16p                         12p
Earnings per ADS**:
   -basic                                                   $   1.13                    $    .59                    $   1.07
   -diluted                                                 $   1.05                    $    .59                    $    .99
Earnings per ADS** before
 goodwill amortization:
   -basic                                                   $   1.94                    $   1.43                    $   1.07
   -diluted                                                 $   1.86                    $   1.34                    $    .99
-----------------------------------------------------------------------------------------------------------------------------


                                                         1999                            1998
Shareholders' funds                     L'000           $'000           L'000           $'000
                                  -----------      ----------     -----------      ----------
Shareholders' funds(UK GAAP)          436,661         707,391         330,970         556,030
Acquisition accounting(a)             993,765       1,609,899       1,022,254       1,717,387
Treasury stock(c)                    (132,615)       (214,836)       (131,857)       (221,520)
Dividends(d)                           35,544          57,581          31,694          53,246
Other(e)                                3,957           6,410           2,045           3,436
                                  -----------      ----------     -----------      ----------
Shareholders' equity (US GAAP)      1,337,312       2,166,445       1,255,106       2,108,579
                                  -----------      ----------     -----------      ----------

--------------------
L refers to pounds sterling.

* Pounds sterling for the fiscal years ending December 31, 1999, 1998, and 1997 have been translated to US dollars using $1.62, $1.68, and $1.65, respectively, per (pounds sterling)1.00.
** Per American Depositary Share equivalent to 5 ordinary shares.

(a) Acquisition accounting

Under UK GAAP, goodwill arising on acquisitions prior to 1998 has been eliminated directly against reserves. Goodwill arising in 1998 and after is capitalized and amortized over a period of 20 years. Integration-related amounts were expensed directly to the profit and loss account.

Under US GAAP, goodwill and other intangible assets are capitalized and amortized by charges to the profit and loss account over a period of 20 years. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year earned.

(b) Taxation

The taxation adjustment primarily relates to differences in the financial statement treatments of stock option deductions under UK and US GAAP. Under UK GAAP, current tax expense is reduced by the tax benefit of the stock option deduction. Under US GAAP, the tax benefit is written off directly to equity.

                         AMVESCAP PLC AND SUBSIDIARIES

The deferred taxation adjustment primarily relates to the difference in the recognition of deferred tax assets under UK and US GAAP. UK GAAP utilizes a "partial provisioning" approach which does not allow for the recognition of replaceable deferred assets (assets which will reverse in the next accounting period but are replaced with a similar asset). US GAAP does not have such a provision, instead allowing a "full provisioning" approach. In addition, certain intangibles are treated as deferred tax items for US GAAP that are permanent items under UK GAAP.

(c) Treasury stock
Under UK GAAP, shares held by the ESOT are reflected as investments. Additionally, the trust related to the Global Stock Plan is not consolidated with the Company. Under US GAAP, shares held by the ESOT and the Global Stock Plan trust are reflected as treasury stock.

(d) Dividends
Under UK GAAP, ordinary dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under US GAAP, dividends are not recorded until formally approved.

(e) Other
Other adjustments include accounting differences relating to pension costs, interval fund amortization, loans of employee stock ownership plans, and deferred taxation.

22. Guarantor Condensed Consolidating Financial Statements

     The 6.375% senior notes due 2003 and 6.6% senior notes due 2005, which were issued in connection with the GT Global acquisition, and which have an aggregate principal amount of $650 million, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: A I M Management Group, Inc., A I M Advisors, Inc., INVESCO, Inc., INVESCO North American Holdings, Inc., and INVESCO Capital Management, Inc. (the "Guarantors").

     Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 1999, 1998, and 1997.

                         AMVESCAP PLC AND SUBSIDIARIES

           CONDENSED CONSOLIDATING BALANCE SHEET AND RECONCILIATION OF
                     SHAREHOLDERS' FUNDS FROM UK TO US GAAP

-----------------------------------------------------------------------------------------------------------------
1999                                                       Non-                     Consolidated
                                      Guarantor       guarantor    AMVESCAP PLC      elimination    Consolidated
                                   subsidiaries    subsidiaries  parent company          entries           total
                                          L'000           L'000           L'000            L'000           L'000
                                   ------------   -------------  --------------     ------------    ------------
Fixed assets                            240,155       1,014,807         761,853       (1,115,738)        901,077
Current assets                          124,200         772,495          29,028               --         925,723
Creditors: amounts falling
    due within one year                 (71,551)       (590,107)        (44,631)              --        (706,289)
Intercompany balances                  (102,997)       (233,682)        336,679               --              --
Creditors: amounts falling
    due after more than one year             --         (37,582)       (646,268)              --        (683,850)
-----------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                189,807         925,931         436,661       (1,115,738)        436,661
-----------------------------------------------------------------------------------------------------------------
Capital and reserves
Called up share capital                   2,574           1,142         168,617           (3,716)        168,617
Share premium account                    99,679          20,467         478,860         (120,146)        478,860
Profit and loss account                 234,625         271,986         380,717         (506,611)        380,717
Other reserves                         (147,071)        632,336        (591,533)        (485,265)       (591,533)
-----------------------------------------------------------------------------------------------------------------
Shareholders' funds under
    UK GAAP                             189,807         925,931         436,661       (1,115,738)        436,661
-----------------------------------------------------------------------------------------------------------------
Reconciliation to US
    accounting principles
US GAAP adjustments:
Acquisition accounting                   50,903         942,862         993,765                          993,765
Treasury stock                               --              --        (132,615)                        (132,615)
Dividends                                    --              --          35,544                           35,544
Other                                     1,341           2,616           3,957                            3,957
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity under
    US GAAP                             242,051       1,871,409       1,337,312                        1,337,312
-----------------------------------------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------------
1998                                                       Non-                    Consolidated
                                      Guarantor       guarantor    AMVESCAP PLC     elimination    Consolidated
                                   subsidiaries    subsidiaries  parent company         entries           total
                                          L'000           L'000           L'000           L'000           L'000
                                   ------------    ------------  --------------     -----------    ------------
Fixed assets                            206,523       1,159,244         600,246      (1,033,699)        932,314
Current assets                          102,310         560,006          15,686             499         678,501
Creditors: amounts falling
    due within one year                 (68,688)       (425,464)        (56,155)            (90)       (550,397)
Intercompany balances                  (118,540)       (324,630)        443,170              --              --
Creditors: amounts falling
    due after more than one year          1,658         (59,129)       (671,977)             --        (729,448)
-----------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                123,263         910,027         330,970      (1,033,290)        330,970
-----------------------------------------------------------------------------------------------------------------
Capital and reserves
Called up share capital                   2,462             333         167,506          (2,795)        167,506
Share premium account                    95,423          52,206         469,382        (147,629)        469,382
Profit and loss account                 171,663         199,790         257,929        (371,453)        257,929
Other reserves                         (146,285)        657,698        (563,847)       (511,413)       (563,847)
-----------------------------------------------------------------------------------------------------------------
Shareholders' funds under
    UK GAAP                             123,263         910,027         330,970      (1,033,290)        330,970
-----------------------------------------------------------------------------------------------------------------
Reconciliation to US
    accounting principles
US GAAP adjustments:
Acquisition accounting                   58,631         963,623       1,022,254                       1,022,254
Treasury stock                               --              --        (131,857)                       (131,857)
Dividends                                    --              --          31,694                          31,694
Other                                       414           1,631           2,045                           2,045
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity under
    US GAAP                             182,308       1,875,281       1,255,106                       1,255,106
-----------------------------------------------------------------------------------------------------------------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

              CONDENSED CONSOLIDATING STATEMENT OF PROFIT AND LOSS
               AND RECONCILIATION OF NET INCOME FROM UK TO US GAAP

1999                                                    Non-                    Consolidated
                                   Guarantor       guarantor    AMVESCAP PLC     elimination    Consolidated
                                subsidiaries    subsidiaries  parent company         entries           total
                                       L'000           L'000           L'000           L'000           L'000
                                ------------   -------------  --------------    ------------    ------------
Revenues                             454,446         617,904              --              --       1,072,350
Operating expenses                  (205,142)       (513,085)         (1,410)             --        (719,637)
                                    --------        --------         -------        --------       ---------
Operating profit                     249,304         104,819          (1,410)             --         352,713
Other net income/(expense)           135,907        (168,803)        (36,775)             --         (69,671)
                                    --------        --------         -------        --------       ---------
Profit before taxation               385,211         (63,984)        (38,185)             --         283,042
Taxation                             (73,061)        (27,092)         (1,857)             --        (102,010)
                                    --------        --------         -------        --------       ---------
Profit for the financial year        312,150         (91,076)        (40,042)             --         181,032
Share of profits of
    subsidiaries                      59,067         312,150         221,074        (592,291)             --
                                    --------        --------         -------        --------       ---------
Net income under UK
    GAAP, (equity method)            371,217         221,074         181,032        (592,291)        181,032
Reconciliation to US
    accounting principles
US GAAP adjustments:
Acquisition accounting                (5,944)        (70,436)        (76,380)             --         (76,380)
Taxation                             (14,739)            161         (14,578)             --         (14,578)
Other                                 (2,040)             --          (2,040)             --          (2,040)
                                    --------        --------         -------        --------       ---------
Net income under US GAAP             348,494         150,799          88,034              --          88,034
                                    --------        --------         -------        --------       ---------


1998                                                  Non-                  Consolidated
                                 Guarantor       guarantor    AMVESCAP PLC   elimination  Consolidated
                              subsidiaries    subsidiaries  parent company       entries         total
                                     L'000           L'000           L'000         L'000         L'000
                              ------------   -------------  --------------  ------------  ------------
Revenues                           350,513         451,659              --            --       802,172
Operating expenses                (176,064)       (437,369)         (1,244)           --      (614,677)
                                  --------         -------         -------      --------      --------
Operating profit                   174,449          14,290          (1,244)           --       187,495
Other net (expense)/income         (12,520)        (61,715)         48,218            --       (26,017)
                                  --------         -------         -------      --------      --------
Profit before taxation             161,929         (47,425)         46,974            --       161,478
Taxation                           (37,451)        (27,536)         (2,386)           --       (67,373)
                                  --------         -------         -------      --------      --------
Profit for the financial year      124,478         (74,961)         44,588            --        94,105
Share of profits of
    subsidiaries                    14,303         124,478          49,517      (188,298)           --
                                  --------         -------         -------      --------      --------
Net income under UK
    GAAP, (equity method)          138,781          49,517          94,105      (188,298)       94,105
Reconciliation to US
    accounting principles
US GAAP adjustments:
Acquisition accounting              (6,282)        (29,809)        (36,091)           --       (36,091)
Taxation                           (28,824)         15,211         (13,613)           --       (13,613)
Other                                 (150)             --            (150)           --          (150)
                                  --------         -------         -------      --------      --------
Net income under US GAAP           103,525          34,919          44,251            --        44,251
                                  --------         -------         -------      --------      --------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES


1997                                                                Non-                        Consolidated
                                           Guarantor           guarantor      AMVESCAP PLC       elimination    Consolidated
                                        subsidiaries        subsidiaries    parent company           entries           total
                                               L'000               L'000             L'000             L'000           L'000
                                        ------------       -------------    --------------      ------------    ------------
Revenues                                     227,683             302,976                --                --         530,659
Operating expenses                           (98,831)           (241,384)           (4,358)               --        (344,573)
                                            --------            --------          --------          --------        --------
Operating profit                             128,852              61,592            (4,358)               --         186,086
Other net (expense)/income                   (26,660)            (21,726)           39,593                --          (8,793)
                                            --------            --------          --------          --------        --------
Profit before taxation                       102,192              39,866            35,235                --         177,293
Taxation                                     (33,768)            (24,580)           (1,931)               --         (60,279)
                                            --------            --------          --------          --------        --------
Profit for the financial year                 68,424              15,286            33,304                --         117,014
Share of profits of
      subsidiaries                            44,499              68,603            83,710          (196,812)             --
                                            --------            --------          --------          --------        --------
Net income under UK
   GAAP, (equity method)                     112,923              83,889           117,014          (196,812)        117,014
Reconciliation to US
      accounting principles
US GAAP adjustments:
Acquisition accounting                        (6,659)            (37,837)          (44,496)                          (44,496)
Taxation                                        (802)             (3,845)           (4,647)                           (4,647)
Other                                             --               1,082             1,082                             1,082
                                            --------            --------          --------          --------        --------
Net income under US GAAP                     105,462              43,289            68,953                            68,953
                                            --------            --------          --------          --------        --------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

1999                                                     Non-                          Consolidated
                                  Guarantor         guarantor       AMVESCAP PLC        elimination      Consolidated
                               subsidiaries      subsidiaries     parent company            entries             total
                                      L'000             L'000              L'000              L'000             L'000
                               ------------     -------------     --------------       ------------      ------------
Net cash inflow/(outflow) from
   operating activities             277,886           (44,303)           132,464                 --           366,047
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance              (9,962)          127,454             45,644           (194,161)          (31,025)
Taxation                            (81,231)           31,691             (6,914)                --           (56,454)
Net cash (outflow)/inflow from
   capital expenditure and
   financial  investment            (30,596)           39,783            (59,483)                --           (50,296)
Dividends paid                     (150,666)          (43,495)           (54,394)           194,161           (54,394)
Net cash outflow from
   financing                             --           (54,383)           (52,361)                --          (106,744)
Change in bank overdrafts                --            24,529                 --                 --            24,529
Change in cash equivalents           (7,748)           14,600                 --                 --             6,852
                                   --------           -------            -------           --------          --------
Increase/(decrease) in cash          (2,317)           95,876              4,956                 --            98,515
                                   --------           -------            -------           --------          --------


1998                                                    Non-                           Consolidated
                                  Guarantor         guarantor       AMVESCAP PLC        elimination      Consolidated
                               subsidiaries      subsidiaries     parent company            entries             total
                                      L'000             L'000              L'000              L'000             L'000
                               ------------     -------------     -------------=       ------------      ------------
Net cash inflow/(outflow) from
   operating activities             183,300            12,178            (35,617)                --           159,861
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance             (11,848)           52,078             62,821           (126,457)          (23,406)
Taxation                            (37,469)          (13,120)            (9,522)                --           (60,111)
Net cash (outflow)/inflow from
   capital expenditure and
   financial investment             (27,212)          188,522           (234,660)                --           (73,350)
Net cash inflow/(outflow)
   related to acquisitions               --            89,344           (216,303)                --          (126,959)
Dividends paid                      (99,825)          (26,632)           (44,410)           126,457           (44,410)
Net cash (outflow)/inflow from
   financing                        (10,500)         (242,355)           473,213                 --           220,358
Change in bank overdrafts                --           (21,627)                --                 --           (21,627)
Change in cash equivalents            4,908           (38,741)                --                 --           (33,833)
                                   --------           -------            -------           --------          --------
Increase/(decrease) in cash           1,354              (353)            (4,478)                --            (3,477)
                                   --------           -------            -------           --------          --------

--------------------
L refers to pounds sterling.

                         AMVESCAP PLC AND SUBSIDIARIES

1997                                                                                       Consolidated
                                     Guarantor      Non-guarantor       AMVESCAP PLC        elimination        Consolidated
                                  subsidiaries       subsidiaries     parent company            entries               total
                                         L'000              L'000              L'000              L'000               L'000
                                  ------------      -------------     --------------       ------------        ------------
Net cash inflow/(outflow) from
   operating activities                160,901            113,212            (40,113)                --            234,000
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                (25,728)            37,436             64,806            (85,712)            (9,198)
Taxation                               (21,918)           (28,309)            (4,456)                --            (54,683)
Net cash outflow from capital
   expenditure and financial
   investment                          (14,729)            (9,740)           (10,767)                --            (35,236)
Net cash (outflow)/inflow
   related to acquisitions                  --           (456,801)           119,392                 --           (337,409)
Dividends paid                         (59,081)           (26,631)           (25,942)            85,712            (25,942)
Net cash (outflow)/inflow from
   financing                           (68,526)           297,201           (102,522)                --            126,153
Change in bank overdrafts                   --             10,108                 --                 --             10,108
Change in cash equivalents              28,685            126,677                 --                 --            155,362
                                       -------           --------           --------            -------           --------
(Decrease)/increase in cash               (396)            63,153                398                --              63,155
                                       -------           --------           --------            -------           --------

--------------------
L refers to pounds sterling.