Form 20-F
period 2000-12-31
AMVESCAP PLC/LONDON/
filed 2001-05-17
CIK 914208

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

                         Commission File Number 1-13908

                                  AMVESCAP PLC
             -------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     England
                -------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             11 Devonshire Square, London, EC2M 4YR, United Kingdom
             ------------------------------------------------------
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

                                                       (Name of each exchange
           Title of each class                          on which registered)
-------------------------------------------------     -----------------------

American Depositary Shares each representing          New York Stock Exchange
2 Ordinary Shares of 25 pence par value per share

Ordinary Shares of 25 pence par value per share       London Stock Exchange
                                                      SBF - Paris Bourse
                                                      New York Stock Exchange(1)

Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of shares outstanding of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report.

                                                     Outstanding at
             Class                                  December 31, 2000
-----------------------------------                 -----------------

Ordinary Shares, 25 pence par value                   771,037,502

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

                                TABLE OF CONTENTS



Item 1.           Identity of Directors, Senior Management and Advisers...........................................1

Item 2.           Offer Statistics and Expected Timetable.........................................................1

Item 3.           Key Information.................................................................................1
                  Selected Financial Data.........................................................................1
                  First Quarter Results and Recent Events.........................................................3
                  Dividends.......................................................................................3
                  Exchange Rates..................................................................................4
                  Financial Statements and Reports................................................................5
                  Risk Factors....................................................................................5
                           Changes in Market Conditions; Retention of Assets Under AMVESCAP's Management..........5
                           Retention of AMVESCAP's Key Personnel..................................................6
                           Competition to AMVESCAP................................................................6
                           Regulation of AMVESCAP.................................................................6
                           Exchange Rates.........................................................................7
                                    Risks to Holders of ADSs......................................................7
                                    Risks to U.S. and Non-U.S. Investors..........................................7
                           Limited Market for ADSs................................................................7

Item 4.           Information on the Company......................................................................7
                  History and Development of AMVESCAP.............................................................7
                  Business Overview...............................................................................8
                  Operating Groups................................................................................9
                           Managed Products.......................................................................9
                           U.S. Institutional....................................................................11
                           INVESCO Global........................................................................11
                           INVESCO Retirement....................................................................12
                           AMVESCAP's Business Strategy..........................................................13
                                    Globalization................................................................13
                                    Diverse Product Offerings....................................................13
                                    Multiple Distribution Channels...............................................13
                                    Alignment of Interests of Employees and Shareholders.........................13
                           Competition ..........................................................................13
                           Management Contracts..................................................................14
                           Government Regulations................................................................14
                  AMVESCAP's Organizational Structure............................................................15
                  Property.......................................................................................17

Item 5.           Operating and Financial Review and Prospects...................................................17
                  General........................................................................................17
                  Results of Operations..........................................................................19
                  2000 Compared to 1999..........................................................................19
                           Assets Under Management...............................................................19
                           Operating Results.....................................................................20
                           Managed Products......................................................................21
                           U.S. Institutional....................................................................21
                           INVESCO Global........................................................................21
                           INVESCO Retirement....................................................................21
                           New Business Expense..................................................................22
                           Corporate.............................................................................22
                           Taxation..............................................................................22
                  1999 Compared to 1998..........................................................................22



                           Assets Under Management...............................................................22
                           Operating Results.....................................................................22
                           Managed Products......................................................................23
                           U.S. Institutional....................................................................23
                           INVESCO Global........................................................................23
                           INVESCO Retirement....................................................................23
                           New Business Expense..................................................................23
                           Corporate.............................................................................23
                           Taxation..............................................................................24
                  Liquidity and Capital Resources................................................................24
                           Cash Flows............................................................................24
                           Company Borrowings....................................................................24
                           Dividends.............................................................................25
                  Industry Outlook...............................................................................25
                  Summary of Differences between U.K. GAAP and U.S. GAAP.........................................25
                  New Accounting Standards.......................................................................26
                  Cautionary Statements Concerning Forward-Looking Statements....................................26

Item 6.           Directors, Senior Management and Employees.....................................................27
                  Directors and Senior Management................................................................27
                           Salary, Bonus and Other Benefits......................................................31
                           Pension Rights........................................................................32
                           AMVESCAP Global Stock Plan............................................................32
                           INVESCO Employee Stock Ownership Plan.................................................33
                           AMVESCAP Executive Share Option Schemes...............................................33
                           Options to Purchase Securities from AMVESCAP..........................................33
                  Board Practices................................................................................34
                  Employees......................................................................................35
                  Share Ownership................................................................................36

Item 7.           Major Shareholders and Related Party Transactions..............................................37
                  Major Shareholders.............................................................................37
                  Related Party Transactions.....................................................................38

Item 8.           Financial Information..........................................................................38
                  Legal Proceedings..............................................................................38
                  Distributions..................................................................................38
                  Changes in Financial Information...............................................................38

Item 9.           The Offer and Listing..........................................................................38
                  Nature of Trading Market.......................................................................38

Item 10.          Additional Information.........................................................................39
                  Memorandum and Articles of Association.........................................................39
                           Directors.............................................................................39
                           Rights attaching to AMVESCAP Shares...................................................40
                           Dividends and entitlement in the event of liquidation to any surplus..................40
                  Material Contracts.............................................................................41
                  Exchange Controls..............................................................................43
                  Taxation.......................................................................................43

Item 11.          Qualitative and Quantitative Disclosures About Market Risk.....................................45

Item 12.          Description of Securities Other than Equity Securities.........................................45

Item 13.          Defaults, Dividend Arrearages and Delinquencies................................................45

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds...................45

Item 15.          [Reserved].....................................................................................45

Item 16.          [Reserved].....................................................................................46

Item 17.          Financial Statements...........................................................................46

Item 18.          Financial Statements...........................................................................46

Item 19.          Exhibits.......................................................................................46

                                     PART I


ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

              Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

              Not applicable.

ITEM 3.       KEY INFORMATION

SELECTED FINANCIAL DATA

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

              The following tables present selected consolidated financial information for AMVESCAP as of and for the five fiscal years ended December 31, 2000. The financial statement information as of and for each of the years in the five year period ended December 31, 2000, has been derived from the Consolidated Financial Statements, which for each year in such five year period, have been audited by Arthur Andersen, independent auditors. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP (defined below), which differs in certain significant respects from U.S. GAAP (defined below). For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects" and Note 22 to the Consolidated Financial Statements. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and "Item 5. Operating and Financial Review and Prospects".


                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                         2000(1)         1999         1998(2)        1997(3)        1996
                                                              (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND ADS DATA)

                                                         (pound        (pound          (pound        (pound        (pound
                                                        sterling)     sterling)       sterling)     sterling)     sterling)
PROFIT AND LOSS DATA:
Amounts in accordance with U.K. GAAP
     Revenues .....................................     1,628,662      1,072,350        802,172       530,659       236,235
     Operating profit before goodwill
         amortization and exceptional item.........       588,911        352,713        257,316       186,086        64,259
     Goodwill amortization.........................      (56,417)       (36,754)       (21,221)            --            --
     Operating profit before exceptional
       item........................................       532,494        315,959        236,095       186,086        64,259
     Exceptional item..............................      (51,804)             --       (48,600)            --            --
     Profit before taxation........................       446,233        283,042        161,478       177,293        65,981
     Profit for the financial year.................       288,530        181,032         94,105       117,014        44,995
     Earnings per share:
          Basic....................................         42.6p          28.3p          15.7p         22.7p         17.7p
          Diluted..................................         40.5p          27.1p          14.7p         20.8p         16.1p
     Earnings per share
       before exceptional item and
          goodwill amortization:
          Basic....................................         55.7p          34.0p          26.0p         22.7p         17.7p
          Diluted..................................         53.0p          32.7p          24.3p         20.8p         16.1p
Approximate amounts in accordance
   with U.S. GAAP
     Profit for the financial year.................       180,710         88,034         44,251        68,953        31,052
     Earnings per share:
          Basic....................................         26.7p          13.8p           7.4p         13.4p         12.2p
          Diluted..................................         25.6p          13.2p           7.0p         12.4p         11.3p

       Earnings per share before goodwill
         amortization:
          Basic....................................         44.6p          29.2p          20.8p         22.0p         17.5p
          Diluted..................................         42.6p          28.0p          19.5p         20.2p         16.0p




                                                                           AS OF DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                     2000(1)         1999         1998(2)         1997(3)        1996
                                                                              (IN THOUSANDS)
                                                     (pound           (pound        (pound         (pound       (pound
                                                    sterling)        sterling)     sterling)      sterling)    sterling)
BALANCE SHEET DATA:
Amounts in accordance with U.K. GAAP
     Total assets........................            4,295,758       1,826,800     1,610,815       420,848      370,384
     Current maturities of debt..........                6,839              --         7,195        25,991      132,055
     Long-term debt, excluding current
          Maturities.....................              960,023         659,120       686,010       203,598       27,415
     Ordinary and Exchangeable Shares....
         Value...........................              669,912         168,617       167,506       148,855       67,848
         Number of shares outstanding....              814,598         674,468       670,023       595,419      271,391
     Net assets/capital and reserves.....            2,103,080         436,661       330,970      (21,462)      112,362
Approximate capital and reserves in
  accordance with U.S. GAAP .............            3,018,621       1,337,312     1,255,106       996,362      139,882



                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                       2000(1)            1999       1998(2)       1997(3)      1996
                                                                              (IN THOUSANDS)
                                                     (pound           (pound        (pound         (pound       (pound
                                                    sterling)        sterling)     sterling)      sterling)    sterling)
OTHER DATA:

Amounts in accordance with U.K. GAAP
     Cash provided by operations.........              580,968         369,745       134,466       234,000       54,289
     EBITDA(4) ..........................              659,665         431,063       309,459       218,689       74,003

Approximate EBITDA(4) in accordance
    with U.S. GAAP.......................              662,422         414,634       281,112       214,625       74,309
Dividends per share (pence)..............                   10               9             8             7            6
Dividends per share (cents)..............                   15              15            13            11            9


                                                                           AS OF DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                     2000(1)           1999         1998(2)       1997(3)       1996

                                                                              (IN MILLIONS)
Total assets under management
  at year end ...........................            $402,564         $357,417      $275,405      $192,245     $ 94,483

-------------------
(1) Includes the results of Trimark (defined below) from August 1, 2000 and the December 31, 2000 balance sheet of Perpetual plc.

(2) Includes the results of GT Global (defined below) from June 1, 1998. AMVESCAP acquired GT Global on May 29, 1998.

(3) Includes the results of AIM (defined below) from March 1, 1997. AIM merged into a subsidiary of AMVESCAP on February 28, 1997.

(4) EBITDA consists of earnings before taxation and exceptional item and excluding interest expense, depreciation and amortization charges. EBITDA is presented because AMVESCAP believes that EBITDA may be useful to investors as an indicator of funds available to AMVESCAP, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to (i) operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP) as an indicator of AMVESCAP's operating performance, (ii) cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP) as a measure of liquidity or
       (iii) other consolidated profit or cash flow statement data determined in accordance with U.K. GAAP or U.S. GAAP.

FIRST QUARTER RESULTS AND RECENT EVENTS

              AMVESCAP's profit before tax, exceptional item and goodwill amortization for the three months ended March 31, 2001 amounted to (pound Sterling) 135.0 million compared to (pound sterling) 124.7 million for the first quarter of 2000. Diluted earnings per share before exceptional item and goodwill amortization amounted to 11.1p for the first quarter of 2001 (first quarter 2000: 12.5p), which represented a decrease of 11%. AMVESCAP's revenues increased to (pound sterling) 427.3 million during the first quarter of 2001 from (pound sterling) 369.5 million during the same period in 2000. EBITDA reached (pound sterling) 166.6 million for the first quarter of 2001, which represented an increase of (pound sterling) 20.1 million over the same period in 2000. AMVESCAP's operating profit before exceptional item and goodwill amortization totaled (pound sterling) 146.3 million during the first quarter of 2001 compared to (pound sterling) 131.9 million during the same period in 2000, which represented an increase of (pound sterling) 14.4 million. AMVESCAP's operating margin for the first quarter of 2001 was 34.2%, compared to 35.7% for the first quarter of 2000.

              AMVESCAP's assets under management totaled $370.3 billion at March 31, 2001, which represented a decrease of $32.3 billion from December 31, 2000. Approximately 40% of AMVESCAP's total assets under management were invested in fixed income securities at March 31, 2001.

              AMVESCAP acquired County Investment Management Limited, a leading Australian institutional asset manager, on January 31, 2001 for a purchase price of approximately (pound sterling) 39.4 million. The results for County Investment Management have been included in AMVESCAP's financial statements from February 1, 2001. This acquisition had no material effect on AMVESCAP's consolidated financial statements. AMVESCAP recognized a (pound sterling) 4.2 million exceptional item during the first quarter 2001 related to County Investment Management integration activities.

              In April 2001, AMVESCAP acquired National Asset Management Corporation, a leading U.S. institutional investment manager based in Louisville, Kentucky, for a purchase price of $200 million paid in equal amounts of cash and Ordinary Shares. The transaction also includes contingent earn out payments of up to $75 million (based on achieving certain compound annual revenue growth rates over the next three years) and retention payments payable over five years totaling $25 million. The results for National Asset Management Company will be included in AMVESCAP's financial statements from May 1, 2001.

              On April 27, 2001, AMVESCAP announced that it had agreed to acquire Boston-based Pell Rudman & Co., Inc. ("Pell Rudman"). Pell Rudman provides asset management services to high net worth individuals, families, foundations and endowments. The purchase will consist of a cash payment of $172 million and potential asset retention payments of up to $28 million over two years. The transaction is subject to regulatory approval and is expected to close in the third quarter of 2001.


DIVIDENDS

              AMVESCAP's practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of the Board of Directors of AMVESCAP, and the final dividend is payable after approval of AMVESCAP's financial statements and such dividend by the shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration, payment and amount of any future dividends will be declared or recommended by the Board of Directors of AMVESCAP and will depend upon, among other factors, AMVESCAP's earnings, financial condition and capital requirements at the time such declaration and payment are considered. See "Item 10. Additional Information" for further discussion of AMVESCAP's dividend policy. See "Item 5. Operating and Financial Review and Prospects" for a discussion of restrictions on AMVESCAP's ability to declare dividends.

              The following table sets forth the interim, final and total dividends paid per Ordinary Share (defined below) in respect of each year indicated, and translated into U.S. dollars per ADS (defined below):


           YEAR ENDED                   PENCE PER ORDINARY SHARE(1)                   U.S. CENTS PER ADS(1)(2)
          ------------             ------------------------------------            --------------------------------
          DECEMBER 31,             INTERIM         FINAL         TOTAL             INTERIM        FINAL       TOTAL
          ------------             -------         -----         -----             -------        -----       -----
              1996                  2.00           4.00           6.00               6.26         13.26       19.52
              1997                  2.50           4.50           7.00               8.08         14.74       22.82
              1998                  3.00           5.00           8.00              10.11         15.69       25.79
              1999                  3.50           5.50           9.00              11.55         17.17       28.72
              2000                  4.00           6.00          10.00              11.55         17.19       28.74

----------------

(1) For information on taxes applicable to dividends, see "Item 10. Additional Information - Taxation".

(2) Based on Noon Buying Rates (defined below) in effect at the respective payment dates, and adjusted to reflect the one-for-two adjustment to the Ordinary Share per ADS ratio in April 1998, and the change in the Ordinary Share per ADS ratio from five-for-one to two-for-one on November 8, 2000.

EXCHANGE RATES

              AMVESCAP publishes its consolidated financial statements in pounds sterling. References in this report to "U.S. dollars", "$" or "cents" are to United States currency and references to "pounds sterling", "(pound sterling)", "pence" or "p" are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on AMVESCAP's results is contained in "Item 5. Operating and Financial Review and Prospects".

              Cash dividends are declared and paid in pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of AMVESCAP's American Depositary Shares (the "ADSs"), each representing 2 Ordinary Shares of AMVESCAP of 25 pence par value per share (the "Ordinary Shares"), are exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by The Bank of New York (the "Depositary") for distribution to ADS holders. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of AMVESCAP's Ordinary Shares on the London Stock Exchange (the "LSE") and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange (the "NYSE").

              The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (pound sterling) 1.00. The "Noon Buying Rate" is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date specified. On February 28, 2001, the Noon Buying Rate was $1.45 per (pound sterling) 1.00. These translations are not representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. We do not use such rates in the preparation of our Consolidated Financial Statements.


                                 EXCHANGE RATES


           YEAR ENDED DECEMBER 31,         YEAR END         AVERAGE(1)            HIGH               LOW
           -----------------------         --------         ----------            ----               ---
                    1996                      1.71              1.56               1.71              1.49
                    1997                      1.65              1.64               1.71              1.58
                    1998                      1.66              1.66               1.71              1.61
                    1999                      1.62              1.62               1.68              1.55
                    2000                      1.49              1.51               1.65              1.40

----------------

(1) The average of the exchange rates on the last trading day of each month during the relevant period.


           MONTH                                     HIGH                                LOW
           -----                                     ----                                ---

         April 2001                                  1.45                                1.42
         March 2001                                  1.47                                1.42
         February 2001                               1.48                                1.45
         January 2001                                1.46                                1.50
         December 2000                               1.46                                1.45
         November 2000                               1.43                                1.42


FINANCIAL STATEMENTS AND REPORTS

              AMVESCAP's Ordinary Shares are listed for trading on the LSE and SBF -- Paris Bourse. Our Ordinary Shares also trade under the symbol "AVZ" on the Frankfurt Stock Exchange. Our ADSs are listed for trading on the NYSE. Each of our ADSs represents two Ordinary Shares or the right to receive two Ordinary Shares deposited with the Depositary. The Depositary issues American Depositary Receipts ("ADRs"), which may represent any number of ADSs. The Exchangeable Shares (defined below) and ESDs (defined below), both of which were issued by a subsidiary of AMVESCAP, are listed for trading on the Toronto Stock Exchange and AMVESCAP's 6.375% Senior Exchange Notes due 2003 and its 6.600% Senior Exchange Notes due 2005 are listed on the Luxembourg Stock Exchange.

              This report contains the consolidated balance sheets of AMVESCAP as of December 31, 2000 and 1999 and statements of profit and loss, total recognized gains and losses, shareholders' funds and cash flows for the years ended December 31, 2000, 1999 and 1998 (the "Consolidated Financial Statements"). The Consolidated Financial Statements and other financial information concerning AMVESCAP included in this Form 20-F and in our annual and semi-annual reports are presented in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"). U.K GAAP as applied to AMVESCAP differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A description of the principal differences between U.K. GAAP and U.S. GAAP for AMVESCAP and a reconciliation to U.S. GAAP net income and shareholders' equity are contained in the notes to the Consolidated Financial Statements.

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

RISK FACTORS

              CHANGES IN MARKET CONDITIONS; RETENTION OF ASSETS UNDER AMVESCAP'S MANAGEMENT

              AMVESCAP derives most of its revenues from investment management contracts with clients. Under these contracts, the investment management fee paid to AMVESCAP is typically based on the market value from time to time of assets under management. Accordingly, fluctuations in the prices of securities may have a material effect on AMVESCAP's consolidated revenues and profitability.

              Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. In addition, investment management contracts are generally terminable upon 30 or fewer days' notice. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with AMVESCAP or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in AMVESCAP's mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreased revenues to AMVESCAP. Failure of AMVESCAP's funds to perform well could, therefore, have a material adverse effect on AMVESCAP.

              RETENTION OF AMVESCAP'S KEY PERSONNEL

              Retaining key personnel is important to AMVESCAP's ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the investment management industry has experienced growth. AMVESCAP's policy has been to provide its investment management professionals with compensation and benefits which AMVESCAP believes to be competitive with other leading investment management firms. However, there can be no assurance that AMVESCAP will be successful in retaining its key personnel. A significant loss of key personnel, should it occur, could have a material adverse effect on AMVESCAP.

              COMPETITION TO AMVESCAP

              The investment management business is highly competitive, with competition based on a variety of factors including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and producer relationships, quality of service, the level of fees charged for services and the level of commissions and other compensation paid and distribution support offered to financial intermediaries.

              AMVESCAP and its business units compete in every market in which they operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than AMVESCAP. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of AMVESCAP's competitors. Additionally, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into AMVESCAP's various lines of business around the world, including major banks, insurance companies and other financial institutions, have also resulted in increased competition. Competitors of AMVESCAP are also seeking to expand market share in different products and services offered by AMVESCAP. Additionally, the independent financial intermediaries who distribute certain of AMVESCAP's products also distribute numerous competing products, including products sponsored by the firms that employ such financial intermediaries.

              REGULATION OF AMVESCAP

              As with all investment management companies, AMVESCAP's operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self- regulatory authorities broad administrative discretion over the activities of AMVESCAP and its business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of AMVESCAP`s business organizations or their key personnel, and the imposition of fines and censures. It is also possible that laws and regulations governing AMVESCAP`s operations or particular investment products could be amended or interpreted in a manner that is adverse to AMVESCAP. To the extent that existing or future regulations affecting the sale of AMVESCAP's products and services or AMVESCAP's investment performance of AMVESCAP's products, AMVESCAP's aggregate assets under management and its revenues could be adversely affected.

              EXCHANGE RATES

                  RISKS TO HOLDERS OF ADSS

                  Cash dividends are declared and paid in pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of ADSs are exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by the Depositary for distribution to ADS holders. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of the Ordinary Shares on the LSE and, as a result, are likely to affect the market price of the ADSs on the NYSE.

                  RISKS TO U.S. AND NON-U.S. INVESTORS

                  The majority of AMVESCAP's net assets, revenues and expenses, as well as its assets under management, are presently derived from the United States where the functional currency is the U.S. dollar, while its financial statements are reported in pounds sterling. As a result, fluctuations in the U.S. dollar to pounds sterling exchange rate may affect the reported financial results of AMVESCAP from one period to the next. AMVESCAP does not actively manage its exposure to such effects. Consequently, changes in the U.S. dollar to pounds sterling exchange rate could have a material impact on the reported financial results of AMVESCAP. Currency fluctuations will also affect the U.S. dollar equivalent of the pounds sterling price of the Ordinary Shares on the LSE and, as a result, are likely to affect the market price of the ADSs on the NYSE.

              LIMITED MARKET FOR ADSS

              Although the ADSs trade on the NYSE the daily trading volume is limited. The Ordinary Shares are not listed on the NYSE and there is no trading market for the Ordinary Shares in the United States.

ITEM 4.       INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF AMVESCAP

              AMVESCAP PLC was incorporated as a U.K. company on December 19, 1935 under the laws of England. See "Government Regulations" below for information on the legislation under which the company operates. AMVESCAP's principal executive offices are located in leased office space at 11 Devonshire Square, London, EC2M 4YR, England, and our telephone number is 011-44-207-626-3434. AMVESCAP has a home page on the Internet at www.amvescap.com. Information contained in our home page shall not be deemed to be part of this Form 20-F.

              In recent years, AMVESCAP has experienced substantial growth, both internally and through acquisitions, including the 1997 merger of A I M Management Group Inc. ("AIM") into a subsidiary of AMVESCAP (the "AIM Merger"), the 1998 acquisition (the "GT Acquisition") of several business units within the Asset Management Division of Liechtenstein Global Trust AG ("GT Global"), the August 1, 2000 acquisition of Trimark Financial Corporation ("Trimark") and the December 2000 acquisition of Perpetual plc.

              See "Item 3. Key Information - First Quarter Results and Recent Events" for information on recent AMVESCAP acquisitions.

              During the annual periods ending December 31, 2000, 1999 and 1998, AMVESCAP's capital expenditures were L.63.5 million, L.58.5 million and L.59.1 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which to maintain AMVESCAP's portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance AMVESCAP's internal information flow, and back-up disaster recovery systems. Also in each year, a portion of these costs related to leasehold improvements made to the various buildings and workspaces used in AMVESCAP's offices. Since December 31, 2000, AMVESCAP's capital projects have included continuing technological enhancements to computer hardware and software in its U.S. offices. These projects have been funded with proceeds from AMVESCAP's operating cash flows. During the annual periods ending December 31, 2000, 1999 and 1998, and since December 31, 2000, AMVESCAP's capital divestitures were not significant relative to its total fixed assets.

BUSINESS OVERVIEW

              AMVESCAP is one of the world's largest independent investment management complexes, with $402.6 billion of assets under management at December 31, 2000. We provide our clients with a broad array of domestic, foreign and global investment products. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. Our business is focused primarily on investment management.

              We operate through various subsidiaries and divisions throughout the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 1,200 investment professionals located around the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately two-thirds of our assets under management as of December 31, 2000 were invested in equities, and approximately one-third was invested in fixed income securities.

              We use several methods to distribute our products to retail and institutional clients in each market where we are located. In North America, we offer load and no-load mutual funds, separate account management and "wrap" accounts. "Wrap" accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering substantially all charges, including investment management, brokerage, custody, recordkeeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, and private account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries. Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow our business units to access specific areas of investment management expertise located elsewhere in AMVESCAP. We believe that our ability to develop and distribute products across businesses via multiple delivery channels allows us to offer our clients a broader range of products and services.

AMVESCAP is organized into four operating groups:

       MANAGED PRODUCTS            which manages and distributes: (i) the AIM
                                   family of 83 load mutual funds in the United
                                   States, (ii) the INVESCO family of 46 load and no-load mutual funds in the United
                                   States, and (iii) 39 load mutual funds in Canada;

       U.S. INSTITUTIONAL          which manages portfolios for institutional
                                   investors in the United States and provides services through wrap accounts;

       INVESCO GLOBAL              which conducts our operations outside North
                                   America, including retail and institutional investment management and related marketing activities primarily in Europe and Asia; and

       INVESCO RETIREMENT          which distributes AMVESCAP investment
                                   management products by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

              See Note 3 to the Consolidated Financial Statements for a geographical analysis of AMVESCAP's total revenues during 2000, 1999 and 1998.


             AMVESCAP OPERATING STRUCTURE (AS OF DECEMBER 31, 2000)



                                           MANAGED                U.S.             INVESCO           INVESCO
                                          PRODUCTS            INSTITUTIONAL        GLOBAL           RETIREMENT
                                       -----------------     ---------------    ---------------    --------------
                                            (pound                (pound            (pound             (pound
                                           sterling)             sterling)         sterling)          sterling)

REVENUES                                     1,064.5m              193.3m            321.9m              48.9m

OPERATING PROFIT                               513.0m               45.4m             90.0m               4.0m


ASSETS UNDER MANAGEMENT                    $   236.4b            $  93.2b          $  73.0b            $ 27.6b*

HEADCOUNT                                      4,741                 753             2,186                407


------------------

* INVESCO Retirement had $27.6 billion in assets under administration as of December 31, 2000, compared to $23.6 billion as of December 31, 1999, of which 82% and 87% were invested in AMVESCAP products in 2000 and 1999, respectively.

OPERATING GROUPS

              MANAGED PRODUCTS

              Managed Products manages and distributes mutual funds and related products sold to retail and institutional investors primarily within North America.

              Managed Products consists of three business units: (i) AIM, (ii) INVESCO Funds Group, Inc. ("INVESCO Funds Group") and (iii) AIM Funds Management Inc., a Canadian business unit ("AIM Canada"). These business units offer equity and fixed income mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the three business units of Managed Products offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of Managed Products range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. The products offered by each of these business units are described below.


                                                                   INVESCO
                                         AIM                      FUNDS GROUP                   AIM CANADA
                                -------------------------    --------------------------     -------------------------

PRODUCTS                        83 retail mutual fund        46 retail mutual fund          39 retail mutual fund
                                portfolios                   portfolios                     portfolios


STOCK SELECTION PROCESS         Bottom-up stock              Bottom-up stock                Investment managers at
                                selection approach           selection approach             AIM Canada use a
                                                                                            bottom-up stock
                                                                                            selection approach;
                                                                                            other units of
                                                                                            AMVESCAP serve as
                                                                                            advisors for certain
                                                                                            AIM Canada funds and
                                                                                            use varied approaches


PRIMARY SALES CHANNEL           Load funds sold through      Load and no-load funds         Load funds sold through
                                financial                    sold directly to               financial intermediaries
                                intermediaries (wire         investors and through
                                houses, regional             financial intermediaries
                                broker-dealers, banks        and selected third-party
                                and financial planners)      networks


BRAND NAME                      The AIM Family of Funds      INVESCO Funds                  The AIM Family of
                                --Registered Trademark--     --Registered Trademark--       Funds(TM), Trimark
                                                                                            Investments(TM)


              AIM is the largest business unit in Managed Products. AIM's bottom-up approach toward equity investing centers on the concept that stock prices eventually follow earnings, and companies with superior earnings provide significantly higher returns than companies without such earnings. AIM also provides advisory services to mutual funds managed by companies unaffiliated with AMVESCAP. In addition, AIM offers funds specially designed for separate insurance company accounts. Customers of AIM's money market funds included nine of the ten largest U.S. banks and 21 of the 25 largest U.S. banks in terms of asset size on December 31, 2000.

              INVESCO Funds Group's equity staff uses a bottom-up, fundamental investment approach to find the most promising growth companies. INVESCO Funds Group looks for growth stocks of companies that are leaders in high growth industries and which have experienced strong returns and cash flow.

              The managers of the Trimark equity mutual funds employ a bottom-up stock selection approach. The managers consider themselves "business people buying businesses". The managers evaluate company management, the competitive position of the company within the industry, any proprietary advantage the company possesses, and focus on what they pay for the business or the company's valuation.

              Some of the AIM funds and INVESCO funds are sub-advised by other AMVESCAP business units that have expertise in the specific markets in which such funds are invested. AIM and INVESCO Funds Group also provide advisory services to certain AIM Canada funds and to mutual funds managed by other AMVESCAP business units. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisers.

              U.S. INSTITUTIONAL

              U.S. Institutional manages portfolios of equity, balanced, fixed income, real estate and private capital investments for institutional clients and provides services through wrap accounts.

              U.S. Institutional's clients include:

              o      corporate pension plans;

              o      public and municipal pension plans;

              o      Taft/Hartley pension plans;

              o      insurance companies and banks; and

              o      non-profit organizations.


                                      Risk
                                ----------------
                                  Fixed Income
                                  Real Estate
                                    Balanced
                               Structured Equity
                               Traditional Equity
                                     Global
                                Private Capital
                               ------------------
                                Return Potential


---------------
(1) Structured equity products consist of investments selected to meet clients' return and risk objectives through various quantitative techniques and asset allocation models.

              U.S. Institutional also provides advisory or sub-advisory services to funds offered by other AMVESCAP business units.

              U.S. Institutional employs growth, value-oriented and quantitative approaches to select securities for equity portfolios. The group uses quantitative and value approaches to select securities for fixed income portfolios. U.S. Institutional customizes its product offerings and stock selection approaches to meet the varied investment objectives of AMVESCAP's diverse client base.

              U.S. Institutional products and services are marketed by a team of marketers organized by client type.

              INVESCO GLOBAL

              INVESCO Global comprises AMVESCAP's operations outside North America, including retail and institutional investment management and related marketing activities primarily in the U.K., Continental Europe and Asia.

              AMVESCAP believes that one of its strengths is its expertise in investing in many of the world's financial markets. A principal task of INVESCO Global is to coordinate the construction of global portfolios and market AMVESCAP's global investment management services. INVESCO Global tailors its marketing strategy to respond to the relevant competitive environment in each country or region. Units of INVESCO Global market investment products through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts.

              INVESCO Global serves institutional and individual investors primarily in the U.K., Continental Europe and Asia. INVESCO Global operates through 24 offices located around the world. INVESCO Global's main investment offices are located in the following cities:

                o London                  o Frankfurt           o Melbourne

                o Henley-on-Thames        o Tokyo               o Atlanta

                o Paris                   o Hong Kong           o Milan


              INVESCO Global provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

     o    unit trusts and other mutual funds, including offshore mutual funds;

     o    investment trusts (closed-end investment companies);

     o personal equity plans and individual savings accounts (tax-advantaged plans invested in managed investment products for U.K. citizens);

     o institutional separate accounts with assets invested in Europe, emerging markets and global fixed income securities; and

     o    European and international private investors.

              INVESCO Global business units also provide advisory or sub-advisory services to investment products offered by other business units of AMVESCAP.

              INVESCO RETIREMENT

              INVESCO Retirement gathers investment assets for AMVESCAP by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

              INVESCO Retirement provides a full range of services to various retirement accounts, focusing on accounts invested in AMVESCAP investment products. Services provided include custodian, recordkeeping, administration, compliance, and client employee education and communication services. INVESCO Retirement sells its services on a full service basis and markets AMVESCAP investment products and services to clients who receive administration services from other providers. One unit of INVESCO Retirement is a U.S. national trust bank that provides custody and trust services to retirement accounts, including offering collective trust funds sub-advised by AMVESCAP units. INVESCO Retirement also includes a unit that focuses on capturing IRA rollovers, a unit that markets and supports AMVESCAP participation in international defined contribution pension markets, and a unit that develops strategic partnerships with other service providers.

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

                  MULTIPLE DISTRIBUTION CHANNELS

                  Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through 42 offices in 25 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

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

              MANAGEMENT CONTRACTS

              AMVESCAP derives most of its revenues from investment management contracts with clients. Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. In addition, investment management contracts are generally terminable upon 30 or fewer days' notice. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with AMVESCAP or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in AMVESCAP's mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance.

              GOVERNMENT REGULATIONS

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

              We conduct substantial business operations in the U.S. Various subsidiaries of AMVESCAP and/or products and services offered by such units are regulated in the U.S. by the U.S. Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers, Inc., the National Futures Association, the Commodity Futures Trading Commission and the Office of the Comptroller of the Currency. Federal statutes that regulate the products and services offered by AMVESCAP in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

              Various business units of AMVESCAP are regulated in the United Kingdom by the Investment Management Regulatory Organization, the Personal Investment Authority, the Financial Services Authority and the Securities and Futures Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German and Austrian operations are required by local regulations to have a banking license and thus are also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance in Japan, the Banque de France and Commission des Operations de Bourse in France, the Central Bank of Ireland, the Pension Fund Supervisions Office
(UNFE) in Poland and the Canadian securities administrators.

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

AMVESCAP'S ORGANIZATIONAL STRUCTURE

              AMVESCAP acts as the holding company of an investment management complex, the principal activities of which are asset management and the provision of related financial services. The principal subsidiaries of AMVESCAP which are included in the consolidation of AMVESCAP's results (all of which are wholly-owned companies) are set out below:



                                                                   REGISTERED OFFICE
           NAME OF COMPANY                                 (OR PRINCIPAL PLACE OF BUSINESS)
           ---------------                                 --------------------------------

AMVESCAP Group Services, Inc.                                1315 Peachtree Street, NE
                                                             Atlanta, Georgia  30309  USA

INVESCO Bank Oesterreich AG                                  Rotenturmstrasse 16-18 A0
                                                             1010 Vienna  Austria

INVESCO Benelux S.A.                                         The Blue Tower
                                                             Avenue Louise 326
                                                             B-1050 Brussels  Belguim

INVESCO France S.A.                                          19 rue du General Foy,
                                                             75008 Paris  France

INVESCO Bank OHG                                             Bleichstrasse 60-62, 60313 Frankfurt am Main
INVESCO Asset Management Deutschland GmbH                    Federal Republic of Germany
INVESCO Kapitalanlagegesellschaft mbH
INVESCO Fondsservice GmbH

INVESCO UK Limited (Branch Office - Italy)                   Via Cordusio, 2
INVESCO Italia SGR SpA                                       20123 Milan  Italy

INVESCO UK Limited (Branch Office - The Netherlands)         Concertgebouwplein 15
                                                             1071 LL Amsterdam  The Netherlands

INVESCO Asset Management Limited, Sucursal en                Calle Recoletos No. 15 , 1st Floor
Espana (Branch Office - Spain)                               28001 Madrid  Spain

INVESCO Asset Management (Switzerland) Ltd.                  Genferstrasse 21
                                                             CH-8027 Zurich  Switzerland

INVESCO UK Limited                                           11 Devonshire Square
INVESCO Asset Management Limited                             London EC2M 4YR  United Kingdom
INVESCO Fund Managers Limited
INVESCO Private Portfolio Management Limited

Perpetual Unit Trust Management Limited                      Perpetual Park
Perpetual Portfolio Management Limited                       Perpetual Park Drive
Perpetual Investment Management Services Limited             Henley-on-Thames
Perpetual Investments Limited                                Oxfordshire RG9 1HH  United Kingdom

INVESCO Asset Management (Japan) Limited                     16th Floor
                                                             Imperial Tower
                                                             1-1-1, Uchisaiwai-cho
                                                             Chiyoda-ku
                                                             Tokyo 100-0011  Japan




                                                                   REGISTERED OFFICE
           NAME OF COMPANY                                 (OR PRINCIPAL PLACE OF BUSINESS)
           ---------------                                 --------------------------------


INVESCO Asia Limited                                         12th Floor
INVESCO Asset Management Asia Limited                        Three Exchange Square
                                                             8 Connaught Place
                                                             Central, Hong Kong

INVESCO Asset Management Singapore Ltd                       16, Collyer Quay
                                                             #24-02 Hitachi Tower
                                                             Singapore 049318

INVESCO Global Asset Management (N.A.), Inc.                 1360 Peachtree Street N.E., Suite 100
                                                             Atlanta, Georgia 30309  USA

INVESCO Asset Management Asia Limited                        1201, 12th Floor, Lotus Building
(Representative Office - Taiwan)                             136 Jen Ai Road, Section 3
                                                             Taipei Taiwan

INVESCO Global Asset Management de Argentina S.A.            Torre Alem Plaza
                                                             Av. Leandro N. Alem 855
                                                             Piso 4
                                                             C1001AAD Buenos Aires  Argentina

INVESCO Asset Management Australia Ltd.                      Suite 2404, Level 24
                                                             Westpac Plaza
                                                             60 Margaret Street
                                                             Sydney, New South Wales 2000  Australia

County Investment Management Limited                         Level 20
                                                             333 Collins Street
                                                             Melbourne, Victoria 3000  Australia

INVESCO, Inc.                                                1360 Peachtree Street N.E., Suite 100
                                                             Atlanta, Georgia  30309  USA

                                                             50 California Street, 27th Floor
                                                             San Francisco, California 94111  USA

                                                             101 Federal Street
                                                             Boston, Massachusetts 02110  USA

                                                             One Lincoln Center, Suite 700
                                                             5400 LBJ Freeway LB2
                                                             Dallas, Texas 75240  USA

                                                             400 West Market Street, Suite 3300
                                                             Louisville, Kentucky 40202  USA

A I M Management Group Inc.                                  11 Greenway Plaza, Suite 100
                                                             Houston, Texas 77046-1173  USA

                                                             301 Congress Ave., Suite 1700
                                                             Austin, Texas 78701-4041  USA

AIM Funds Management Inc.                                    120 Bloor Street East, Suite 700
                                                             Toronto, Ontario M4W 1B7  Canada

                                                             5140 Younge Street, Suite 900
                                                             Toronto, Ontario M2N 6X7  Canada

INVESCO Funds Group Inc.                                     7800 East Union Avenue, Suite 800
                                                             Denver, Colorado 80237  USA

INVESCO Retirement, Inc.                                     400 Colony Square
                                                             1201 Peachtree Street N.E., Suite 2200
                                                             Atlanta, Georgia 30361  USA

                                                             3334 Healy Drive
                                                             Winston-Salem, North Carolina 27103  USA

PROPERTY

              AMVESCAP's principal executive offices are located in leased office space at 11 Devonshire Square, London, EC2M 4YR, England. Our North American executive offices are located in leased office space at 1315 Peachtree Street, Atlanta, Georgia 30309. We also lease significant office space at 11 and 12 Greenway Plaza, Houston, Texas 77046 and 7800 East Union Avenue, Denver, Colorado 80237. We generally lease space in the locations where we conduct business.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

              This discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information and the Consolidated Financial Statements and the related notes thereto included elsewhere in this Form 20-F. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Summary of Differences Between U.K. GAAP and U.S. GAAP" below and Note 22 to the Consolidated Financial Statements.

GENERAL

              AMVESCAP is a leading independent global investment management complex, with $402.6 billion of assets under management at December 31, 2000. AMVESCAP operates in North America under the AIM, INVESCO and Trimark brand names. AMVESCAP is a holding company that offers a broad array of domestic, foreign and global investment products and services to institutions and individuals across many distribution channels. AMVESCAP currently provides services to clients in more than 100 countries, employs 8,259 people in over 25 countries and manages more than 1,600 separate institutional accounts and 565 retail funds.
              AMVESCAP derives its revenues primarily from fees for investment advisory services provided to institutional clients, open-end funds (including U.S. mutual funds and European and Asian unit trusts), closed-end funds (including U.S. closed-end funds and U.K. investment trusts), collective accounts (including U.S. trust company collective funds), high net-worth individuals and U.S. "wrap" accounts. In addition, it derives revenues from fees for services, which include distribution, trustee and transfer agent services. AMVESCAP also earns revenues from front-end fees and commissions related to trading activities.

              AMVESCAP's operating expenses primarily consist of compensation, technology and marketing expenses. A significant portion of these expenses is variable in nature, which allows AMVESCAP greater flexibility to maintain costs consistent with revenue streams.

              AMVESCAP is organized into four operating groups: (1) Managed Products, (2) U.S. Institutional, (3) INVESCO Global and (4) INVESCO Retirement. The following is an analysis of the changes in assets under management by operating group over the last three years.

                      CHANGES IN ASSETS UNDER MANAGEMENT(1)


                                                       MANAGED PRODUCTS
                                                     -------------------
                                                               INVESCO
                                                                FUNDS          U.S.         INVESCO
                                           TOTAL     AIM(2)     GROUP      INSTITUTIONAL     GLOBAL
                                           ------    ------    --------    -------------    --------
                                                                       (IN BILLIONS)

Assets under management at
December 31, 1997 .......................  $192.2    $ 83.4    $   18.0    $        72.4    $   18.5

Acquisitions ............................    46.8       9.8          --             19.6        17.3

Market gains ............................    26.2      11.4         3.3             10.3         1.1

Net new (lost) business .................     4.6       2.7         1.6             (2.4)        2.7

Change in U.S. money market funds .......     4.7       4.4          --              0.3          --

Foreign currency (3) ....................     1.0      (0.2)         --               --         1.1
                                           ------    ------    --------    -------------    --------

Assets under management at
December 31, 1998 .......................  $275.4    $111.6    $   22.9    $       100.1    $   40.8

Market gains ............................    57.5      30.0         8.3              6.7        12.5

Net new (lost) business .................    10.6       7.6         3.4             (5.0)        4.6

Change in U.S. money market funds .......    17.0      17.0          --               --          --

Transfers ...............................      --      (1.0)       (0.2)            (1.3)        2.5


Foreign currency (3) ....................    (1.1)      0.1          --               --        (1.2)

Other (4) ...............................    (2.0)       --          --               --        (2.0)
                                           ------    ------    --------    -------------    --------

Assets under management at
December 31, 1999 .......................  $357.4    $165.3    $   34.4    $       100.5    $   57.2

Market gains ............................   (32.8)    (19.5)       (5.5)             0.6        (8.4)

Acquisitions ............................    34.1      16.7          --               --        17.4

Net new (lost) business .................    35.4      20.4        13.0             (8.0)       10.0

Change in U.S. money market funds .......    12.9      10.9         1.3               --         0.7

Transfers ...............................      --        --          --              0.1        (0.1)

Foreign currency (3) ....................    (4.4)     (0.6)         --               --        (3.8)
                                           ------    ------    --------    -------------    --------

Assets under management at
December 31, 2000 .......................  $402.6    $193.2    $   43.2    $        93.2    $   73.0
                                           ======    ======    ========    =============    ========

----------

(1) INVESCO Retirement had $27.6 billion, $23.6 billion, $15.0 billion and $10.6 billion in assets under administration as of December 31, 2000, 1999, 1998 and 1997, respectively.

(2)  Includes assets under management for AIM and AIM Canada.

(3) The exchange movement results from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

(4) Adjusted for assets held in custody without fee, and assets replaced by service fees.

RESULTS OF OPERATIONS

The following is a summary of operating profit data by operating group before goodwill amortization and exceptional item:



                                                             FOR THE YEAR ENDED DECEMBER 31, 2000(1)
                                               --------------------------------------------------------------------
                                                                         (IN THOUSANDS)
                                                 REVENUES                      EXPENSES         OPERATING PROFIT
                                                  (pounds                        (pounds             (pounds
                                                 sterling)                      sterling)           sterling)

  Managed Products.........................       1,064,530                      (551,562)             512,968
  U.S. Institutional.......................         193,311                      (147,929)              45,382
  INVESCO Global...........................         321,923                      (231,917)              90,006
  INVESCO Retirement.......................          48,898                       (44,941)               3,957
  New Business Expense.....................              --                       (15,422)             (15,422)
  Corporate ...............................              --                       (47,980)             (47,980)
                                                -----------                  ------------            ---------
                                                  1,628,662                    (1,039,751)             588,911
                                                ===========                  ============            =========




                                                              FOR THE YEAR ENDED DECEMBER 31, 1999
                                               --------------------------------------------------------------------
                                                                         (IN THOUSANDS)
                                                 REVENUES                      EXPENSES         OPERATING PROFIT
                                                  (pounds                        (pounds             (pounds
                                                 sterling)                      sterling)           sterling)

  Managed Products.........................         644,814                       (356,912)            287,902
  U.S. Institutional.......................         172,657                       (112,333)             60,324
  INVESCO Global...........................         223,913                       (174,340)             49,573
  INVESCO Retirement.......................          30,966                        (33,906)             (2,940)
  New Business Expense ....................              --                        (11,840)            (11,840)
  Corporate ...............................              --                        (30,306)            (30,306)
                                               ------------                    -----------          ----------
                                                  1,072,350                       (719,637)            352,713
                                               ============                    ===========          ==========


                                                             FOR THE YEAR ENDED DECEMBER 31, 1998(2)
                                               --------------------------------------------------------------------
                                                                         (IN THOUSANDS)
                                                 REVENUES                      EXPENSES         OPERATING PROFIT
                                                  (pounds                        (pounds             (pounds
                                                 sterling)                      sterling)           sterling)

  Managed Products.........................         488,936                       (290,562)            198,374
  U.S. Institutional.......................         143,221                        (88,027)             55,194
  INVESCO Global...........................         150,511                       (118,784)             31,727
  INVESCO Retirement.......................          19,504                        (26,811)             (7,307)
  New Business Expense ....................              --                         (3,920)             (3,920)
  Corporate                                                                        (16,752)            (16,752)
                                                -----------                  -------------          ----------
                                                         --
                                                    802,172                       (544,856)            257,316
                                                ===========                  =============          ==========

------------------------------------

(1) Includes the results of Trimark from August 1, 2000. AMVESCAP acquired Trimark on August 1, 2000.

(2) Includes the results of GT Global from June 1,1998. AMVESCAP acquired GT Global on May 29, 1998.

2000 COMPARED TO 1999

              ASSETS UNDER MANAGEMENT

              Assets under management were $402.6 billion at December 31, 2000. This reflects an increase of $45.2 billion during the year. Net new business of $35.4 billion contributed to the increase. AMVESCAP's acquisitions of Trimark and Perpetual plc added $34.1 billion of assets as of the dates of such acquisitions. Market loss accounted for a $32.8 billion decrease in assets under management. Average assets under management were $388.5 billion for 2000 compared to $294.9 billion for 1999. The 32% increase in average assets was due to the strength of net new business and the strong capital markets in the early part of 2000, aided by acquisitions. At December 31, 2000, approximately two-thirds of AMVESCAP's assets under management were invested in equity securities and one-third in fixed income securities.

              OPERATING RESULTS

              2000 marked another record year for AMVESCAP, particularly as every major capital market index experienced sharp declines during the year. Profit before tax, exceptional item and goodwill amortization increased 73% to (pound sterling) 554.5 million from (pound sterling) 319.8 million in 1999. Diluted earnings per share before exceptional item and goodwill amortization increased 62% to 53.0p for the 2000 year (1999: 32.7p).

              Revenues amounted to (pound sterling) 1.6 billion compared to (pound sterling) 1.1 billion in 1999. Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached (pound sterling) 659.7 million for 2000, compared to (pound sterling) 431.1 million for the 1999 period. Operating profit before exceptional items and goodwill amortization totaled (pound sterling) 588.9 million in 2000 (1999: (pound sterling) 352.7 million), an increase of (pound sterling) 236.2 million. The operating margin for 2000 was 36.2%, compared to 32.9% in the prior year.

              AMVESCAP completed the acquisition of Canadian-based Trimark on August 1, 2000. Consideration for this purchase amounted to approximately (pound sterling) 1.2 billion and was satisfied by the payment of (pound sterling) 331.1 million in cash, the issuance of 26.4 million Ordinary Shares or shares exchangeable for Ordinary Shares (the "Exchangeable Shares") and (pound sterling) 574 million in equity subordinated debentures ("ESDs"). AMVESCAP's 2000 results include the results of Trimark from August 1, 2000.

              AMVESCAP also acquired Perpetual plc, a leading U.K. retail fund manager in December 2000. This acquisition was recorded as of December 31, 2000, was valued at approximately (pound sterling) 1.0 billion and was completed by the issuance of 60.1 million Ordinary Shares, payment of (pound sterling) 181.9 million in cash and the issuance of (pound sterling) 128.9 million in loan notes due in 2005 (the "Loan Notes"). The results of Perpetual plc will be included in AMVESCAP's financial statements beginning January 1, 2001.

              Trimark is being integrated with the existing AIM Canada business and the INVESCO Global and Perpetual plc businesses are being combined in the U.K. The cost of these integration activities ((pound sterling) 43.8 million) coupled with personnel-related restructuring charges for the U.S. Institutional business (pound sterling) .8.0 million) have been reflected as an exceptional item in 2000. The total exceptional items amounted to (pound sterling) 32.6 million after tax (4.6p per diluted share).

              Substantially all revenues arise from management and distribution fees generated from assets under management. Revenues increased 52% over 1999 levels due to the inclusion of Trimark's results for five months in 2000 and revenues generated from the increased levels of assets under management.

              Operating expenses before exceptional item increased 39% to (pound sterling) 1.0 billion (1999: (pound sterling) 719.6 million), due primarily to increased staff costs. Compensation and related expenses amounted to (pound sterling) 623.5 million (1999: (pound sterling) 430.2 million), or 60% of total operating expenses for both 2000 and 1999. Headcount levels increased to 8,259 employees at the end of 2000 from 5,545 at the end of 1999, due primarily to staff added from acquisitions and increased volumes in the business. Marketing costs were (pound sterling) 152.4 million, or 15% of total operating expenses in 2000, a 51% increase from the prior year as AMVESCAP continued to promote its AIM and INVESCO brands. Technology costs accounted for 11% of the total operating expenses for 2000 compared to 13% in 1999. Variable costs accounted for approximately 25% of total expenses for both years.

              AMVESCAP has significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, the results of AMVESCAP can be materially affected by the U.S. dollar to pounds sterling exchange rate. It is not AMVESCAP's policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect the results of AMVESCAP. The average

 U.S. dollar to pounds sterling exchange rate in 2000 was $1.49 per (pound sterling) 1.00, compared with $1.62 per (pound sterling) 1.00 in 1999.

              MANAGED PRODUCTS

              Managed Products produced another year of record performance, with revenues up 65% to (pound sterling) 1.1 billion and operating profits of (pound sterling) 513.0 million, a 78% increase over 1999. Net new business totaled $33.4 billion for Managed Products in 2000, up from $11.0 billion in 1999. These net new business flows reflect the strength of the AIM and INVESCO brands coupled with excellent investment performance. Assets under management totaled $236.4 billion at the end of 2000, an increase of 18% for the year. The acquisition of Trimark, when combined with AIM Canada, created Canada's second largest mutual fund management company with a broad range of products and distribution channels. Operating margins increased to 48% in 2000 (45% in 1999), as a result of the increased business volumes in the current year.

              U.S. INSTITUTIONAL

              U.S. Institutional underwent a period of restructuring which, when coupled with a difficult period for value investment managers, resulted in a reduced level of operating profits before exceptional item of (pound sterling)
45.4 million (1999: (pound sterling) 60.3 million), and revenues of (pound sterling) 193.3 million for the year compared to (pound sterling) 172.7 million for 1999. Operating margins declined from 35% in 1999 to 23% in 2000. Assets under management were $93.2 billion at the end of 2000, which represented a decline of $7.3 billion from the end of 1999 as U.S. Institutional continued to experience shifts from its core value equity products. This period of change is drawing to a close which should lead to improved operating results for U.S. Institutional in 2001 and beyond.

              Marketing activity for U.S. Institutional as a whole continues to be very strong, with $13.7 billion in new gross sales in 2000. U.S. Institutional has one of the industry's broadest ranges of products, which includes a recently developed global balanced product, and it is attracting non-U.S. institutions to its structured U.S. equity products. The alternative asset products division of U.S. Institutional successfully brought new private equity and secured loan products to the market during a challenging period.

              INVESCO GLOBAL

              The acquisition of Perpetual plc was the final highlight to a year of significant achievement for INVESCO Global. INVESCO Global leveraged its infrastructure, resulting in operating profits of (pound sterling) 90.0 million in 2000, which represented an increase of 82% over 1999, and a record operating margin level of 28% for the year. Assets under management were $73.0 billion at December 31, 2000, compared to $57.2 billion at the end of 1999. This 28% increase was due to record gross sales of $31.2 billion experienced across the business coupled with the strength in the markets. Assets under management in Continental Europe doubled during 2000. INVESCO Global's net sales in Asia grew over 60% during 2000. INVESCO Global's presence in the U.K. markets and in the offshore product range also reached record levels due to strong investment performance and marketing successes. AMVESCAP's acquisition of County Investment Management Limited (with $5.1 billion in assets under management as of the date of acquisition on January 31, 2001) expanded INVESCO Global's position in Australia, one of the world's fastest growing pension markets.

              INVESCO RETIREMENT

              INVESCO Retirement continued its strong momentum in 2000 with net sales of $5 billion, which represented a 52% increase over 1999, and brought assets under administration to $27.6 billion for all distribution channels at December 31, 2000, which represented a 17% increase over 1999. The number of plans under administration grew by 38% and the number of plan participants rose to 381,000. Internationally, INVESCO Retirement helped launch products in Hong Kong's state-sponsored pension system and entered the U.K. defined contribution market.

              NEW BUSINESS EXPENSE

              New business expense contains costs associated primarily with AMVESCAP's efforts in the international defined contribution markets in the U.K., Poland and Hong Kong. Increases in costs over 1999 reflect AMVESCAP's entrance into certain markets in Continental Europe.

              CORPORATE

              Corporate expenses include staff costs related to general corporate financial and administrative employees and continued expenditures in AMVESCAP-wide initiatives. Increases in expenses over 1999 relate to increases in headcount necessitated by AMVESCAP's global expansion.

              TAXATION

              AMVESCAP's effective tax rate on ordinary profit (before goodwill amortization and exceptional item) was 31.9% in 1999 and 2000.

1999 COMPARED TO 1998

              ASSETS UNDER MANAGEMENT

              Assets under management were $357.4 billion at December 31, 1999. This reflected an increase of $82.0 billion during the year. Market gains accounted for a $57.5 billion increase in assets under management. Net new business of $10.6 billion also contributed to the increase. At December 31, 1999, approximately two-thirds of AMVESCAP's assets under management were invested in equity securities and one-third in fixed income securities. Average assets under management were $294.9 billion for the year ended December 31, 1999, compared to $232.9 billion for the year ended December 31, 1998.

              OPERATING RESULTS

              1999 marked another record year for AMVESCAP. Revenues increased (pound sterling) 270.2 million to (pound sterling) 1.1 billion (1998 (pound sterling) 802.2 million), an increase of 34% over 1998 revenues. Profit before tax, goodwill amortization and exceptional item increased 38% to (pound sterling) 319.8 million for 1999 from (pound sterling) 231.3 million in 1998. Diluted earnings per share before goodwill amortization and exceptional item increased 35% to 32.7p for the 1999 year (1998: 24.3p). Basic earnings per share before goodwill amortization and exceptional item increased to 34.0p (1998:
26.0p).

              Operating profit before goodwill amortization and exceptional items totaled (pound sterling) 352.7 million in 1999 (1998: (pound sterling)
257.3 million), an increase of (pound sterling) 95.4 million from 1998.

              The Company's 1998 results include the results of GT Global from June 1, 1998, and include an exceptional charge of (pound sterling) 48.6 million relating to the integration of this business. The Company's results for 1999 did not include an exceptional charge.

              Operating expenses increased 32% to (pound sterling) 719.6 million in 1999 (1998: (pound sterling) 544.9 million), due primarily to increased staff costs. Compensation and related expenses amounted to (pound sterling) 430.2 million (1998: (pound sterling) 321.9 million), or 60% of total operating expenses. Headcount levels increased by 660 to 5,545 total employees at the end of 1999, due primarily to increased volumes in the business. Marketing costs represented approximately 14% of total operating costs in 1999, a 19% increase from 1998 as AMVESCAP continued to promote its AIM and INVESCO brands. Technology costs increased as investments were continually made to increase the effectiveness of AMVESCAP's systems and for increased business volumes. Variable costs accounted for approximately 25% of total expenses, versus 30% in 1998.

              During 1999, AMVESCAP had significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, the results of AMVESCAP could be materially affected by the U.S. dollar to pounds sterling exchange rate. It was not AMVESCAP's policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates could materially affect the results of AMVESCAP. The average U.S. dollar to pounds sterling exchange rate in 1999 was $1.62 per L.1.00, compared with $1.66 per L.1.00 in 1998.

              MANAGED PRODUCTS

              Managed Products had an exceptional year in 1999 with revenues and operating profits reaching record levels for both AIM and INVESCO Funds Group. AIM and INVESCO Funds Group had net new business of $7.6 billion and $3.4 billion, respectively, during 1999, fueled by excellent investment performance, continued promotion of brand names and record gross sales levels. According to an independent survey conducted by Kanon Block Carre, a Boston research firm, AIM's and INVESCO Funds Group's diversified U.S. equity funds ranked third in investment performance among the ten largest U.S. fund groups with a combined asset weighted return of 35.7% for 1999. Assets under management increased to $199.7 billion at December 31, 1999, an increase of $65.2 billion for the year.

              U.S. INSTITUTIONAL

              Revenue and operating profits for U.S. Institutional improved during 1999 by 21% and 9%, respectively, over 1998. While U.S. Institutional continued to experience a net loss of assets caused by the shift to index products, the flow from active to passive management declined in the latter part of 1999. U.S. Institutional continued to rank among the largest active-only asset managers in the U.S. Marketing activity for 1999 produced gross sales of $11.3 billion of new business from approximately 100 new clients.

              INVESCO GLOBAL

              INVESCO Global's performance in generating new business in 1999 was excellent. INVESCO Global leveraged its infrastructure, resulting in operating profits of L.49.6 million in 1999, an increase of 56% over 1998, and a record operating margin level. Assets under management were $57.2 billion at December 31, 1999, compared to $40.8 billion at the end of 1998. This 40% increase was due to record gross sales of $23.2 billion experienced across the business coupled with the strength in the markets. Assets under management in Continental Europe doubled during 1999. INVESCO Global's net sales in Asia grew over 300% during 1999. INVESCO Global's assets under management in the U.K. and its offshore products also reached record levels during 1999 due to strong investment performance and marketing successes.

              INVESCO RETIREMENT

              INVESCO Retirement had strong momentum throughout 1999, generating over $3.3 billion in net new business for various units of AMVESCAP during the year. INVESCO Retirement was responsible for over $23.6 billion in assets under administration, which represented a 57% increase over 1998, and serviced over 421 separate retirement plans with approximately 336,000 plan participants.

              NEW BUSINESS EXPENSE

              New business expense contains costs associated primarily with AMVESCAP's efforts in the international defined contribution markets in the U.K., Poland and Hong Kong. Increases in costs over 1999 reflect AMVESCAP's entrance into certain markets in Continental Europe.

              CORPORATE

              Corporate expenses include staff costs related to general corporate financial and administrative employees as well as continued expenditures in AMVESCAP-wide initiatives. Increases over the prior year related to increases in headcount, necessary as AMVESCAP expands globally, were largely responsible for the increased costs in 2000.

              TAXATION

              AMVESCAP's effective tax rate on ordinary profit (before goodwill amortization and exceptional item) was 31.9% for 1999 compared to 32.5% in 1998. This decline was due to the realization of prior year tax losses resulting from a more efficient tax structure relating to the GT Global businesses.

LIQUIDITY AND CAPITAL RESOURCES

              CASH FLOWS

              AMVESCAP's ability to generate cash from operations in excess of its capital expenditures and dividend requirements is one of its fundamental financial strengths. AMVESCAP's operations continue to be financed from share capital, retained profits and borrowings. AMVESCAP anticipates that operating activities in 2000 will continue to provide sufficient cash flows to meet its financial commitments and to capitalize on opportunities for business expansion. AMVESCAP plans to use the cash from operations remaining after satisfying its business reinvestment needs to reduce debt levels in 2001.

              AMVESCAP's operations provided (pound sterling) 586.8 million in cash flows in 2000, compared to (pound sterling) 366.0 million in 1999. Financing activities generated (pound sterling) 75.8 million during the year. The majority of this cash flow was used to finance acquisitions in 2000.

              AMVESCAP generated (pound sterling) 659.7 million of earnings before interest, taxes, depreciation and amortization in 2000, an increase of (pound sterling) 228.6 from 1999. During 2000, AMVESCAP paid (pound sterling)
63.6 million in dividends and (pound sterling) 62.0 million for fixed asset expenditures, principally for technology and capital investments. See "Item 4. Information on the Company - History and Development of AMVESCAP" for further information on AMVESCAP's capital expenditures. Shareholder funds increased to (pound sterling) 2.1 billion at December 31, 2000.

              AMVESCAP did not change its financial instruments policies in 2000 and did not hedge any of its operational foreign exchange exposures. As a result, AMVESCAP's balance sheet may be impacted by movements in U.S. dollar/sterling exchange rates. This is partially mitigated by AMVESCAP'S U.S. dollar denominated borrowings. Other than this, AMVESCAP does not actively manage its currency exposures.

              COMPANY BORROWINGS

              At December 31, 2000, AMVESCAP's total long-term debt amounted to (pound sterling) 960.0 million. Net debt at December 31, 2000, amounted to (pound sterling) 692.6 million (1999: (pound sterling) 512.6 million), excluding cash held as a result of short-term timing differences on customer transactions of (pound sterling) 58.3 million (1999: (pound sterling) 41.5 million). The increase in net debt was due to (pound sterling) 1.3 billion borrowed or issued for acquisitions during the year, reduced by (pound sterling) 1.1 billion in repayments from operating cash flow and conversions of ESDs into Ordinary Shares.

              During 1998, AMVESCAP issued $650 million of new fixed rate senior debt in the form of 6.375% Senior Exchange Notes due 2003 and 6.600% Senior Exchange Notes due 2005 (the "Notes"). At December 31, 2000, $650.0 million (pound sterling) .444.2 million) of Notes were outstanding. During 1997, AMVESCAP entered into a five year $700 million credit facility with a group of international banks (the "Facility"). At December 31, 2000, (pound sterling)
300.0 ($447.0 million) was drawn under the Facility.

              A total of (pound sterling) 574.0 million in ESDs and (pound sterling) 128.9 million in Loan Notes were issued in 2000 as part of the consideration for AMVESCAP's acquisitions during 2000. During 2000, (pound sterling) 505.4 million of the ESDs were converted into 45.9 million Exchangeable Shares and (pound sterling) 67.1 million of the ESDs remained outstanding at December 31, 2000. The ESDs bear interest at 6% per year and mature in 2003. The Loan Notes mature in 2005 and are callable at the option of the holder on six months notice.

              A subsidiary of AMVESCAP issued 21.4 million Exchangeable Shares as part of the acquisition of Trimark. These shares are exchangeable into Ordinary Shares on a one-for-one basis at the request of the holder and are the economic equivalent of the Ordinary Shares. Thus, these shares are treated in the balance sheet and earnings per share calculations as though they are Ordinary Shares. Approximately 86.5 million new Ordinary Shares (including the Exchangeable Shares) were issued during 2000 for acquisitions.

              The existing capital structure of AMVESCAP together with the cash flow from operations and borrowings under the Facility will provide AMVESCAP with sufficient resources to meet present and future cash needs.

              DIVIDENDS

              AMVESCAP's Board of Directors has recommended a final dividend of 6.0p per Ordinary Share, resulting in a total dividend of 10.0p in 2000 versus 9.0p in 1999. The total dividend for 2000 represents an increase of 11% over the total dividend for 1999.

              Under the Companies Act 1985 of Great Britain, as amended (the "Companies Act"), AMVESCAP's ability to declare dividends is restricted to the amount of its distributable profits (the current and retained amounts of AMVESCAP's profit and loss account) on an unconsolidated basis. At December 31, 2000, the amount available for dividends was (pound sterling) 20.5 million after accrual of the recommended final dividend for 2000. Furthermore, the Facility places certain restrictions on AMVESCAP's ability to pay dividends, as described in Note 15 to the Consolidated Financial Statements. These restrictions could impact the ability of AMVESCAP's subsidiaries to pay dividends to AMVESCAP and AMVESCAP's ability to pay dividends to its shareholders. Such restrictions have not had, and are not expected to have in the future, a material effect on AMVESCAP's ability to pay dividends.

              AMVESCAP believes that its cash flow from operations and credit facilities, and its ability to obtain alternative sources of financing will enable AMVESCAP to meet debt and other obligations as they come due and anticipated future capital requirements.

INDUSTRY OUTLOOK

              The investment management industry has experienced significant growth over the past decade which has been underpinned by two key trends. First, the "baby boom" generation is passing through its prime saving period which is increasing the volume of discretionary savings available for investment. AMVESCAP expects that this period of increase will continue through the next decade. Second, governments around the world have been re-examining the structure of pension plans. As a result of demographic shifts, existing social security and other pension arrangements are projected to be inadequate. Increasingly, governments are implementing reform which moves toward funded defined contribution pension and personal pension plans. These reforms are also increasing the volume of savings available for investment and the momentum of these reforms is expected to increase through the next decade. Accordingly, there continues to be a strong underlying force for the future growth of the investment management industry.

              Changes in financial market conditions can have an adverse effect on the industry for the reasons summarized under "Item 3. Key Information - Risk Factors".

SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

              The financial statements maintained by AMVESCAP in England, its jurisdiction of incorporation, are prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to AMVESCAP, relate to the historical elimination of goodwill and other intangibles against reserves and the related treatment of deferred taxes, shares held by share option trusts and proposed dividend liabilities. See Note 22 to the Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

NEW ACCOUNTING STANDARDS

              Information relating to a new accounting standard for current taxation appears in the notes to the Consolidated Financial Statements.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

              The directors and senior management of AMVESCAP are:


             NAME                    AGE*                           POSITION*
------------------------------     -------     --------------------------------------------------------

Charles W. Brady(a)(c)                65       Executive Chairman, Board of Directors; Director

Sir John Banham(b)(c)(d)              60       Non-Executive Director

The Hon. Michael D. Benson(a)         57       Vice Chairman, Board of Directors; Director; Chief Executive
                                               Officer, INVESCO Global

Joseph R. Canion(b)(c)(d)             56       Non-Executive Director

Michael J. Cemo(a)                    55       Director

Gary T. Crum(a)                       53       Director; President, A I M Capital Management, Inc.

Robert H. Graham(a)                   54       Vice Chairman, Board of Directors; Director; Chief Executive
                                               Officer, A I M Management Group, Inc.

Roberto A. de Guardiola(b)(c)(d)      55       Non-Executive Director

Robert C. Hain(a)                     47       President and Chief Executive Officer of AIM Funds Management Inc.

Hubert L. Harris, Jr.(a)              57       Director; Chief Executive Officer, INVESCO Retirement

Bevis Longstreth(b)(c)(d)             67       Non-Executive Director

Robert F. McCullough(a)               58       Director; Chief Financial Officer

James I. Robertson(a)                 43       Chief Executive Officer, AMVESCAP Group Services, Inc.

John D. Rogers(a)                     39       Chief Executive Officer, U.S. Institutional

Stephen K. West(b)(c)(d)              72       Non-Executive Director

Alexander M. White(b)(c)(d)           67       Non-Executive Director

L. Neil Williams, Jr.(a)              64       General Counsel

Mark H. Williamson(a)                 49       Chief Executive Officer, Managed Products; Chairman and Chief
                                               Executive Officer, INVESCO Funds Group Inc.

---------------
*    All ages and positions are as of February 28, 2001.

(a)  Member of the Executive Board

(b)  Member of the Audit Committee

(c)  Member of the Nomination Committee

(d)  Member of the Remuneration Committee


CHARLES W. BRADY 65 Executive Chairman USA(a)(c)

Charles Brady has served as Executive Chairman of the Board of Directors of AMVESCAP since 1993, Chief Executive Officer of AMVESCAP since 1992, and a Director of AMVESCAP since 1986. He was a founding partner of INVESCO Capital Management Inc., which merged with AMVESCAP's predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a BS from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a Director of the Atlanta College of Art, a Trustee of the Georgia Tech Foundation and the Carter Library, a Director of the National Bureau of Asian Research, and a member of the Atlanta Society of Financial Analysts.

SIR JOHN BANHAM 60 Non-Executive UK(b)(c)(d)

Sir John Banham has served as a Director of AMVESCAP since 1999 and is Chairman of the Nomination Committee. He is Chairman of Kingfisher PLC and Whitbread PLC. Sir John was Director General of the Confederation of British Industry from 1987 to 1992, a Director of both National Power and National Westminster Bank from 1992 to 1998, and Chairman of Tarmac PLC from 1994 to March 2000. He also served as Chairman of the Remuneration Committees of both National Power and National Westminster Bank. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading UK universities.

THE HON. MICHAEL D. BENSON 57 Vice Chairman and Chief Executive Officer, INVESCO Global UK(a)

Michael Benson has served as Vice Chairman of the Board of Directors of AMVESCAP since February 2001, a Director of AMVESCAP since 1994, Chief Executive Officer of INVESCO Global since 1997, and Chief Executive Officer of the Asian region from 1994 to 1997. He began his career with the brokerage firm L. Messel in 1963. He later joined Lazard Brothers Ltd. and became Managing Director of Lazard Securities Ltd., establishing investment offices in Jersey, Guernsey, and Hong Kong. From 1985 to 1992 Mr. Benson established investment offices in London, Boston, Hong Kong, and Singapore for Standard Chartered Bank. In 1992 he joined Capital House Investment Management with responsibility for developing the Far Eastern business.

JOSEPH R. CANION 56 Non-Executive USA(b)(c)(d)

Joseph Canion has served as a Director of AMVESCAP since 1997 and is Joint Chairman of the Remuneration Committee. He was a Director of AIM from 1991 through 1997, when AIM was merged with a subsidiary of AMVESCAP. Since 1992 Mr. Canion has served as Chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President, and a Director of Compaq Computer Corporation.

MICHAEL J. CEMO 55 USA(a)

Michael Cemo has served as a Director of AMVESCAP since 1997. He is President of A I M Distributors, Inc., a broker-dealer subsidiary of AIM, and an Executive Vice President of AIM. Mr. Cemo has been in the investment business since 1971 and joined AIM in 1988. He is a member of the Investment Company Institute's sales force marketing committee. Mr. Cemo received a BS from the University of Houston.

GARY T. CRUM 53 President, A I M Capital Management, Inc. USA(a)

Gary Crum has served as a Director of AMVESCAP since 1997. He is co-founder of AIM and serves as an Executive Vice President of AIM. He is President of A I M Capital Management, Inc., an investment advisory subsidiary of AIM, and is Director of Investments. Mr. Crum has been in the investment business since 1972. He received a BBA from Southern Methodist University and an MBA from the University of Texas at Austin.

ROBERT H. GRAHAM 54 Vice Chairman and Chief Executive Officer, AIM USA(a)

Robert Graham became Vice Chairman of the Board of Directors of AMVESCAP in February 2001. He has served as a Director of AMVESCAP since 1997 and as Chief Executive Officer of Managed Products from 1997 to January 2001. Mr. Graham is President and Chief Executive Officer of AIM, which he co-founded in 1976. He has been in the investment business since 1972. Mr. Graham received a BS, an MS, and an MBA from the University of Texas at Austin. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

ROBERTO A. DE GUARDIOLA 55 Non-Executive USA(b)(c)(d)

Roberto de Guardiola has served as a Director of AMVESCAP since 1997. Mr. de Guardiola is President of de Guardiola Advisors, Inc., an investment banking firm based in New York that specializes in the investment management industry. From 1998 to 2000 he served as Managing Director of Putnam, Lovell, de Guardiola & Thornton, an investment banking firm based in New York. Mr. de Guardiola received a BS from the University of Pennsylvania and an MBA from The Wharton School.

ROBERT C. HAIN 47 President and Chief Executive Officer of AIM Funds Management Inc. Canada(a)

Robert Hain became a member of the Executive Board of AMVESCAP in February 2001. He has served as President and Chief Executive Officer of AIM Funds Management Inc., AMVESCAP's Canadian business, since December 1998. Mr. Hain was Global Head of Private Banking at CIBC from May 1998 to November 1998, a partner at Ernst & Young from 1997 to 1998, an Executive Vice President at Investors Group from 1993 to 1997, and President at Royal Trust (now Royal Bank of Canada) from 1984 to 1993. He received a BA from the University of Toronto and an M.Litt. from Oxford University.

HUBERT L. HARRIS, JR. 57 Chief Executive Officer, INVESCO Retirement USA(a)

Hubert Harris has served as Chief Executive Officer of INVESCO Retirement since January 1998 and as a Director of AMVESCAP from 1993 to February 1997, and since 1998. He served as Assistant Director of the Office of Management and Budget in Washington, DC, during President Carter's administration and as President and Executive Director of the International Association for Financial Planners. Mr. Harris received a BS from the Georgia Institute of Technology and an MBA from Georgia State University.

BEVIS LONGSTRETH 67 Non-Executive USA(b)(c)(d)

Bevis Longstreth has served as a Director of AMVESCAP since 1993 and is Joint Chairman of the Audit Committee. Mr. Longstreth is retired from Debevoise & Plimpton, based in New York, where he was a partner from 1970 through 1981, and from 1984 through 1997. He was a Commissioner of the SEC from 1981 to 1984. Mr. Longstreth is a frequent writer on issues of corporate governance, banking, and securities law, and is the author of Modern Investment Management and the Prudent Man Rule (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School.

ROBERT F. MCCULLOUGH 58 Chief Financial Officer USA(a)

Robert McCullough has served as a Director and Chief Financial Officer of AMVESCAP since 1996. Before joining AMVESCAP in 1996, he was an accountant at Arthur Andersen in New York from 1964 until 1987. Mr. McCullough became a partner at Arthur Andersen in 1973 and managing partner of the Atlanta office in 1987. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. Mr. McCullough is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

JAMES I. ROBERTSON 43 Chief Executive Officer, AMVESCAP Group Services, Inc. USA(a)

James Robertson became Chief Executive Officer of AMVESCAP Group Services, Inc. in February 2001. He has been a member of the Executive Board since March 1999. Mr. Robertson joined AMVESCAP as Director of Finance and Corporate Development for INVESCO Global's European division in 1993 and repeated this role for the Pacific division in 1995. In 1996, he became Managing Director, Global Strategic Planning, of AMVESCAP. Mr. Robertson holds an MA from Cambridge University.

JOHN D. ROGERS 39 Chief Executive Officer, U.S. Institutional USA(a)

John Rogers became Chief Executive Officer of U.S. Institutional and a member of the Executive Board of AMVESCAP in December 2000. He joined the Company as Chief Investment Officer and President of INVESCO's Tokyo office in 1994 and became Chief Executive Officer and Co-Chief Investment Officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a BA cum laude from Yale University and an MA from Stanford University. He is a Chartered Financial Analyst and a member of the International Society of Financial Analysts.

STEPHEN K. WEST 72 Non-Executive USA(b)(c)(d)

Stephen West has served as a Director of AMVESCAP since 1997 and is Joint Chairman of the Audit Committee. Mr. West was a Director of AIM from 1994 through 1997, when AIM was merged with a subsidiary of AMVESCAP. From 1964 to 1998 he was a partner of Sullivan & Cromwell, based in New York, and he is presently of counsel to the firm. Mr. West is a graduate of Yale University and the Harvard Law School.

ALEXANDER M. WHITE 67 Non-Executive USA(b)(c)(d)

Alexander White has served as a Director of AMVESCAP since 1992 and is Joint Chairman of the Remuneration Committee. Mr. White has spent his entire career in the financial services community. He has been associated with Merrill Lynch, White Weld & Co., and, most recently, James D. Wolfensohn, Inc. where he was a senior investment banker. Mr. White is a graduate of Harvard College and the Harvard Business School.

L. NEIL WILLIAMS, JR. 64 General Counsel USA(a)

Neil Williams has served as General Counsel of AMVESCAP and has been a member of AMVESCAP's Executive Board since September 1999. Mr. Williams practiced law with the firm of Alston & Bird in Atlanta from 1961 to September 1999. He was Alston & Bird's managing partner from 1984 through 1996. Mr. Williams received an AB and a JD from Duke University. He is a member of the American Law Institute.

MARK H. WILLIAMSON 49 Chief Executive Officer, Managed Products; Chief Executive Officer, INVESCO Funds Group Inc. USA(a)

Mark Williamson became Chief Executive Officer of Managed Products in February 2001 and has been a member of the Executive Board of AMVESCAP since December 1999. He has served as Chairman and Chief Executive Officer of INVESCO Funds Group Inc. since 1998. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named Managing Director in 1988. He became Chairman and Chief Executive Officer of NationsBank's mutual funds and brokerage subsidiaries in 1997. Mr. Williams graduated from the University of Florida and is a member of the Board of Governors of the Investment Institute and the Board of Directors of ICI Mutual Insurance Company.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

              Messrs. Hain, Robertson, Rogers, Williams and Williamson are referred to in this Form 20-F as senior management of AMVESCAP because they are members of the Executive Board of AMVESCAP. The other members of the Executive Board of AMVESCAP serve also as directors of AMVESCAP and are not included in references to senior management.

              SALARY, BONUS AND OTHER BENEFITS

              The remuneration of the executive chairman, directors and senior management of AMVESCAP is set forth in the following table:

                                             SALARY               BONUS(1)           BENEFITS            TOTAL

                                         2000      1999       2000      1999     2000       1999     2000      1999
                                        -------   -------   -------   -------   -------   -------   -------   -------
                                        (pound    (pound    (pound     (pound   (pound    (pound    (pound    (pound
                                       sterling) sterling) sterling) sterling) sterling) sterling) sterling) sterling)
                                          000       000        000       000       000       000       000       000
EXECUTIVE CHAIRMAN:
Charles W. Brady                            377       350     5,795     3,446         3         9     6,175     3,805

EXECUTIVE DIRECTORS:
Charles T. Bauer(2)                         299       278       828       940         3         4     1,130     1,222
The Hon. Michael D. Benson                  272       245     1,821     1,065         1         1     2,094     1,311
Michael J. Cemo(3)                          183       170     2,662     1,916         3         3     2,848     2,089
Gary T. Crum                                266       248     1,490     1,065         3         4     1,759     1,317
A.D. Frazier, Jr. (2)                       274       255     1,291     1,065         3         5     1,568     1,325
Robert H. Graham                            333       309     2,483     1,804         3         4     2,819     2,117
Hubert L. Harris, Jr                        293       273     1,159       752         3         6     1,455     1,031
Robert F. McCullough                        274       255     1,358       814         3         2     1,635     1,071

NON-EXECUTIVE DIRECTORS:
Sir John Banham                              67        53        --        --        --        --        67        53
Joseph R. Canion(4)                          67        56        --        --        --        --        67        56
Roberto A. de Guardiola(4)                   67        25        --        --        --        --        67        25
Bevis Longstreth(4)                          67        25        --        --        --        --        67        25
Stephen K. West                              67        56        --        --        --        --        67        56
Alexander M. White                           67        56        --        --        --        --        67        56
TOTAL REMUNERATION OF SENIOR
MANAGEMENT AS A GROUP (FOUR
PERSONS)(5)                                 989       866     4,503     1,911        12        14     5,504     2,811
                                        -------   -------   -------   -------   -------   -------   -------   -------
                                          3,962     3,520    23,390    14,778        37        52    27,389    18,370
                                        =======   =======   =======   =======   =======   =======   =======   =======

----------

(1) 2000 bonus for each executive director and member of senior management includes (pound sterling) 172,605 paid into the AMVESCAP Global Stock Plan. 20% of the 1999 bonus of each executive director and member of senior management was paid into the AMVESCAP Global Stock Plan. These sums are used to purchase Ordinary Shares on the open market. The shares purchased are then held in trust under the rules of the AMVESCAP Global Stock Plan which normally provide for shares to vest beneficially after a period of three year.

(2) Mr. Bauer resigned as director and Vice Chairman of AMVESCAP on December 31, 2000, and Mr. Frazier resigned as director of AMVESCAP on February 28, 2001.

(3) Bonus amounts include commissions earned pursuant to approved commission schedules.

(4) 2000 compensation amounts for Messrs. Canion, de Guardiola and Longstreth include compensation deferred pursuant to the AMVESCAP Deferred Fees Share Plan. Each of Messrs. de Guardiola and Longstreth deferred (pound sterling) 31,324 from their 1999 compensation pursuant to the AMVESCAP Deferred Fees Share Plan.

(5) Compensation information for one member of senior management is not included in this table because he became a member of the Executive Board of AMVESCAP in 2001.

              PENSION RIGHTS

              The directors and senior management participate in a defined contribution pension scheme. Contributions made in respect of directors' and senior management's pensions arrangements in 2000 were as follows:

                                                                             (pound
                                                                            sterling)
                                                                               000
                                                                              -----
                          Charles W. Brady                                      16
                          Charles T. Bauer(1)                                   16
                          The Hon. Michael D. Benson                            32
                          Michael J. Cemo                                       11
                          Gary T. Crum                                          16
                          A.D. Frazier, Jr.(1)                                  15
                          Robert H. Graham                                      16
                          Hubert L. Harris, Jr.                                 16
                          Robert F. McCullough                                  16
                          Total contributions made for senior
                             management as a group (four persons)(2)            59

----------

(1) Mr. Bauer resigned as director and Vice Chairman of AMVESCAP on December 31, 2000, and Mr. Frazier resigned as director of AMVESCAP on February 28, 2001.

(2) Information for one member of senior management is not included in this table because he became a member of the Executive Board of AMVESCAP in 2001.

              AMVESCAP GLOBAL STOCK PLAN

              AMVESCAP has established the AMVESCAP Global Stock Plan, which is a remuneration plan for key employees ("Global Partners") under which a portion of a profit-linked bonus paid annually in respect of each Global Partner is deposited into a discretionary employee benefit trust which then purchases Ordinary Shares in the open market. The plan trustee is Bank of Bermuda New York Limited. The Ordinary Shares purchased by the trust are allocated within the trust to participants and, provided they retain their position with AMVESCAP for a period of three years from the date of the bonus, such allocated shares will be transferred to the participants upon their retirement or termination of employment with AMVESCAP. Approximately (pound sterling) 29.7 million was paid into the AMVESCAP Global Stock Plan for the year ended December 31, 2000. The AMVESCAP Global Stock Plan owned approximately 11.0 million Ordinary Shares on February 28, 2001. On such date, the executive directors and senior management had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the following table:


              AMVESCAP GLOBAL STOCK PLAN

                      NAME                             VESTED INTERESTS       UNVESTED INTERESTS
                      ----                             ----------------       ------------------
                 Charles W. Brady                               408,090                  234,489
                 Charles T. Bauer(1)                            155,439                       --
                 The Hon. Michael D. Benson                      28,027                   76,588
                 Michael J. Cemo                                 32,686                   59,410
                 Gary T. Crum                                    44,572                   76,647
                 A.D. Frazier, Jr. (1)                           42,537                   76,638
                 Robert H. Graham                                74,287                  150,459
                 Hubert L. Harris, Jr.                          117,330                   54,733
                 Robert F. McCullough                            66,548                   62,258
                 Total interests of senior
                    management (four persons)(2)                 82,068                  122,871

----------

(1) Mr. Bauer resigned as director and Vice Chairman of AMVESCAP on December 31, 2000, and Mr. Frazier resigned as director of AMVESCAP on February 28, 2001.

(2) Information for one member of senior management is not included in this table because he became a member of the Executive Board of AMVESCAP in 2001.

              INVESCO EMPLOYEE STOCK OWNERSHIP PLAN

              The INVESCO Employee Stock Ownership Plan (the "ESOP") was established for employees of certain U.S. subsidiaries of AMVESCAP. Participating AMVESCAP subsidiaries make stock bonus contributions to the ESOP comprising cash and/or AMVESCAP securities in respect of their employees who participate in the ESOP. Accounts are established in respect of each participant's allocation of contributions to the ESOP, which are held by the trustee in accordance with the terms of the ESOP. Certain members of the Board or senior management participate in the ESOP.

              AMVESCAP EXECUTIVE SHARE OPTION SCHEMES

              Executive directors of AMVESCAP and qualifying employees of AMVESCAP and its participating subsidiaries are eligible to be nominated for participation in various AMVESCAP option plans (the "AMVESCAP Executive Share Option Schemes"). Options under the AMVESCAP Executive Share Option Schemes entitle the holder to acquire Ordinary Shares at a certain price. The AMVESCAP Executive Share Option Schemes contain limits upon the participation by each individual.

              OPTIONS TO PURCHASE SECURITIES FROM AMVESCAP

              All outstanding options of AMVESCAP have been issued under the AMVESCAP Executive Share Option Schemes and various AIM option plans.

              The table below is a summary of outstanding options to acquire Ordinary Shares held by directors and senior management of AMVESCAP as of February 28, 2001:

                                                                        OPTION
         NAME                                 NUMBER OF SHARES      EXERCISE PRICE      EXPIRATION DATE
         ----                                 ----------------      --------------      ---------------
         Charles W. Brady                         124,027                160.0p         January    2002
                                                  500,000                244.0p         November   2003
                                                  100,000                422.5p         November   2004
                                                  250,000                432.0p         December   2008
                                                  500,000                660.0p         December   2009
                                                  200,000               1100.0p         December   2010
         The Hon. Michael D. Benson               400,000                244.0p         November   2003
                                                  100,000                422.5p         November   2004
                                                  200,000                432.0p         December   2008
                                                  200,000                660.0p         December   2009
                                                  100,000               1100.0p         December   2010
         Michael J. Cemo                          100,000                422.5p         November   2004
                                                  100,000                432.0p         December   2008
                                                  200,000                660.0p         December   2009
                                                  100,000               1100.0p         December   2010
         Gary T. Crum                             100,000                422.5p         November   2004
                                                  100,000                432.0p         December   2008
                                                  150,000                660.0p         December   2009
                                                  100,000               1100.0p         December   2010
         A.D. Frazier, Jr.(1)                     200,000                432.0p         December   2008
                                                  200,000                660.0p         December   2009
                                                  100,000               1100.0p         December   2010
         Robert H. Graham                         100,000                422.5p         November   2004
                                                  200,000                432.0p         December   2008
                                                  250,000                660.0p         December   2009
                                                  100,000               1100.0p         December   2010

                                                                          OPTION
         NAME                                 NUMBER OF SHARES        EXERCISE PRICE      EXPIRATION DATE
         ----                                 ----------------        --------------      ---------------
         Hubert L. Harris, Jr.                     25,000                   242.0p         December   2002
                                                  200,000                   242.0p         April      2003
                                                  400,000                   244.0p         November   2003
                                                  100,000                   422.5p         November   2004
                                                  100,000                   432.0p         December   2008
                                                  150,000                   660.0p         December   2009
                                                  100,000                  1100.0p         December   2010
         Robert C. Hain                           133,735                   452.0p         December   2008
                                                   75,000                   660.0p         December   2009
                                                  100,000                  1100.0p         December   2010
         Robert F. McCullough                     200,000                   242.0p         April      2003
                                                  400,000                   244.0p         November   2003
                                                  100,000                   422.5p         November   2004
                                                  100,000                   432.0p         December   2008
                                                  150,000                   660.0p         December   2009
                                                  100,000                  1100.0p         December   2010
         James I. Robertson                       400,000                   244.0p         November   2003
                                                   50,000                   422.5p         November   2004
                                                   75,000                   416.0p         October    2008
                                                  150,000                   660.0p         December   2009
                                                  100,000                 1,100.0p         December   2010
         John D. Rogers                            29,128                   160.0p         October    2002
                                                  300,000                   244.0p         November   2003
                                                   50,000                   422.5p         November   2004
                                                   25,000                   416.0p         October    2008
                                                   25,000                   660.0p         December   2009
                                                  100,000                 1,100.0p         December   2010
         L. Neil Williams, Jr.                    126,800                   480.0p         September  2009
                                                  100,000                 1,100.0p         December   2010
         Mark H. Williamson                       100,000                   416.0p         October    2008
                                                  100,000                   660.0p         December   2009
                                                  100,000                 1,100.0p         December   2010
         Stephen K. West                          211,972    (pound sterling) 0.25         December 2003

(1)      Mr. Frazier resigned as director of AMVESCAP on February 28, 2001.

BOARD PRACTICES

              Non-executive Directors. Non-executive directors do not have formal fixed term contracts; however, under AMVESCAP's Articles of Association all directors are required to retire by rotation, and one third of AMVESCAP's Board of Directors (the "Board") is required to seek re-election each year. Re-election is subject to shareholders' approval. Although non-executive directors may serve on the Board beyond their 70th birthday, any director (whether executive or non-executive) over the age of 70 years who is seeking re-election will be required to do so on an annual basis.

              Executive Directors. Executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to a maximum of twelve months. Executive directors' compensation arrangements are determined by the Remuneration Committee which consists solely of non-executive directors.

              Executive Board. The Board has appointed an Executive Board to oversee and supervise the business and strategy of the executive management of AMVESCAP as a whole and to approve and coordinate the activities of management committees for AMVESCAP's four operating groups. As of

February 28, 2001, the Executive Board consisted of Messrs. Benson, Brady, Cemo, Crum, Graham, Hain, Harris, McCullough, Robertson, Rogers, Williams and Williamson. Membership of the Executive Board may vary with the approval and consent of the Board. Members of the Executive Board serve until they resign from the Executive Board or the Board decides to change the membership of the Executive Board.

              Remuneration Committee. The Remuneration Committee of AMVESCAP's Board of Directors (the "Committee"), which consists of Sir John Banham and Messrs. Canion, de Guardiola, Longstreth, West and White, each of whom is a non-executive director, determines the remuneration of the Executive Chairman and the executive directors and the allocation of share options and the sums available for distribution in respect of a bonus paid annually to each Global Partner. The remuneration of the non-executive directors is determined by AMVESCAP's Board of Directors as a whole.

              The Committee in framing its remuneration policy is in compliance with the Best Practice Provisions of the Combined Code annexed to the Listing Rules of the LSE. The Committee meets no less than twice per year. In determining the individual compensation packages of the Executive Chairman and the executive directors, the Committee gives full consideration to the Best Practice Provisions, consults with the Chairman and has access to professional advice from outside AMVESCAP.

              During 2000, a firm of remuneration consultants was engaged to review executive compensation as it related to a peer group of comparable companies and the industry in general. The Committee was aware that compensation levels vary between the countries in which AMVESCAP operates and that the geographic mobility of executives and senior professionals necessitated that these factors be taken into account in determining appropriate remuneration levels.

              In determining the sums available for the payment of incentives through the AMVESCAP Global Stock Plan, the Committee considers the Best Practice Provisions and takes into account the returns provided to AMVESCAP's shareholders and AMVESCAP's performance. In determining an individual's compensation, the Committee considers the individual's performance measured against, among other factors, the achievement of personal and Board of Directors' objectives and targets being in place.

              Audit Committee. The Audit Committee is responsible for reviewing and implementing accounting and financial policies and controls, ensuring that internal and external auditing processes are properly coordinated and work effectively, reviewing the scope and results of the audit and its cost effectiveness, and confirming the independence of the auditors. In this connection, the Audit Committee also reviews the extent and scope of non-audit work supplied by the auditors. The Audit Committee also reviews the expenses of the Executive Board.

              The Audit Committee consists of Sir John Banham and Messrs. Canion, de Guardiola, Longstreth, West and White, each of whom is a non-executive director. Direct access to the Audit Committee is afforded to AMVESCAP's auditors. The Audit Committee receives periodic reports on matters related to internal controls and procedures from executives within AMVESCAP and from AMVESCAP's Compliance Officer on the adequacy of compliance arrangements and related matters.

              Nomination Committee. The Nomination Committee consists of all of the non-executive directors and the Executive Chairman. The Nomination Committee is responsible for the structure and composition of the Board. When the Board identifies a need for Board appointments, the Nomination Committee will carry out a formal selection process for candidates and then make recommendations regarding appointments, whether of executive or non-executive directors.

EMPLOYEES

              As of December 31, 2000, AMVESCAP employed 8,259 people, of which approximately 72% were located in North America. As of December 31, 1999, AMVESCAP employed 5,545 people.

The increase in headcount during 2000 was due to acquisitions by AMVESCAP during 2000 and due to increases in the volume of AMVESCAP's business.

SHARE OWNERSHIP

              The following table discloses, as of February 28, 2001, holdings of Ordinary Shares by directors and senior management of AMVESCAP:

                                                                                      PERCENT OF
                                                  ORDINARY SHARES(1)          OUTSTANDING ORDINARY SHARES
                                                  ------------------          ---------------------------
         Charles W. Brady(2)                             4,648,507                         *
         Charles T. Bauer (2) (3) (5)                   40,755,820                       5.26%
         Sir John Banham                                     7,000                         *
         The Hon. Michael D. Benson(2)                      71,947                         *
         Joseph R. Canion(11)                               72,394                         *
         Michael J. Cemo(2) (4) (7)                      7,241,389                         *
         Gary T. Crum(2) (4) (8)                        33,245,679                       4.29%
         A.D. Frazier, Jr.(2) (3)                            1,815                         *
         Robert H. Graham(2) (4) (9)                    30,703,221                       3.96%
         Roberto A. de Guardiola(6) (11)                 2,570,886                         *
         Robert C. Hain(2)                                      --                         *
         Hubert L. Harris, Jr.(2)                          111,200                         *
         Bevis Longstreth(10) (11)                          70,440                         *
         Robert F. McCullough(2)                            13,815                         *
         James I. Robertson(2)                               6,000                         *
         John D. Rogers(2)                                      --                         *
         Stephen K. West                                    47,461                         *
         Alexander M. White                                120,000                         *
         L. Neil Williams, Jr. (2)                              --                         *
         Mark H. Williamson(2)                                  --                         *

         Total Ordinary Shares owned by
         current directors and senior
         management of AMVESCAP as a group
         (19 individuals)                              119,687,574                      15.45%

----------

*        Less than 1%

(1) Ordinary Shares include shares held as ADSs. Does not include options to purchase Ordinary Shares held by such individuals. For information regarding ownership of stock options, see "- Options to Purchase Securities from AMVESCAP" above.

(2) Excludes (a) interests of Messrs. Brady, Bauer, Benson, Cemo, Crum, Frazier, Graham, Hain, Harris, McCullough, Robertson, Rogers, Williams and Williamson in the 11.0 million Ordinary Shares held by the trustees of the AMVESCAP Global Stock Plan, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such plan (see "Item 6. Compensation of Directors and Senior Management -- AMVESCAP Global Stock Plan") and the 16.6 million Ordinary Shares held by the trustees of the AMVESCAP Executive Share Option Schemes, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such schemes (see "Item 6. Options to Purchase Securities from AMVESCAP") and (b) interests of Messrs. Brady, Frazier, Harris, McCullough, Robertson, Rogers and Williamson in the
         11.3 million Ordinary Shares held by the trustees of The INVESCO ESOP, in which such officers may be deemed to be interested by virtue of their participation in such plan.

(3) Mr. Bauer resigned as director and Vice Chairman of AMVESCAP on December 31, 2000, and Mr. Frazier resigned as director of AMVESCAP on February 28, 2001.

(4) Shares issued to Messrs. Cemo, Crum and Graham in connection with the AIM Merger are subject to certain restrictions on transfer pursuant to a transfer restriction agreement (the "Transfer Restriction Agreement") effective as of February 28, 1997 (the "Effective Time"). With certain exceptions, Messrs. Cemo, Crum and Graham may not transfer Ordinary Shares held as of the Effective Time (or arising from options held at the Effective Time) except pursuant to a schedule permitting transfers of 20%
         of Ordinary Shares held at the Effective Time during 2001. Ordinary Shares released from restriction in prior periods may also be transferred during 2001. Under the Transfer Restriction Agreement, AMVESCAP has a right of first refusal to purchase Ordinary Shares proposed to be sold by Messrs. Cemo, Crum and Graham. Additionally, Messrs Cemo, Crum and Graham may not transfer more than 2.5% of AMVESCAP's voting shares, either individually or together with other shareholders as part of a "group" (within the meaning of the Securities Act of 1933, as amended) or "concert party", within the meaning of the City Code on Takeovers and Mergers. The Transfer Restriction Agreement terminates in October 2001. This discussion is not complete and should be read in conjunction with the Transfer Restriction Agreement, which is filed as an exhibit to this Form 20-F.

(5) Includes (a) 1,721,610 Ordinary Shares owned by Mr. Bauer's wife, as to which Mr. Bauer disclaims beneficial ownership, (b) 682,246 Ordinary Shares owned by a trust of which Mr. Bauer's wife serves as co-trustee and (c) 558,300 Ordinary Shares owned by a non-profit corporation of which Mr. Bauer serves as president.

(6) Mr. de Guardiola's share interest arises as a result of his being a discretionary beneficiary of a trust which is the owner of Harley Services Limited, the owner of the Ordinary Shares.

(7) Includes 400,000 Ordinary Shares owned by a non-profit corporation of which Mr. Cemo serves as an executive officer.

(8) Includes (a) 350,000 Ordinary Shares owned by a non-profit corporation of which Mr. Crum serves as president, (b) 7,567,809 Ordinary Shares owned by a limited partnership with a limited liability corporation as its general partner of which Mr. Crum serves as chief executive officer, (c) 203,392 Ordinary Shares, 562,032 Ordinary Shares and 2,270,580 Ordinary Shares owned, respectively, by three trusts of which Mr. Crum is trustee, as to which Mr. Crum disclaims beneficial ownership and (d) 682,246 Ordinary Shares owned by a trust of which Mr. Crum is co-trustee with Mr. Bauer's wife, as to which Mr. Crum disclaims beneficial ownership.

(9) Includes (a) 6,661 Ordinary Shares owned by Mr. Graham's wife, (b) 30,368,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner and (c) 142,620 Ordinary Shares owned by a limited partnership with a trust as its general partner of which Mr. Graham serves as trustee.

(10) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.

(11) Excludes interests in 5,557, 13,156 and 13,156 Ordinary Shares held by Messrs. Canion, Longstreth and de Guardiola, respectively, pursuant to the AMVESCAP Deferred Fees Share Plan.

              Pursuant to the terms of the AIM Standstill Agreement (defined below) entered into in connection with the AIM Merger, certain former shareholders of AIM and their spouses and certain current directors of AMVESCAP have agreed not to take certain actions that might lead to a change in control of AMVESCAP without the consent of at least two-thirds of all the members of AMVESCAP's Board of Directors. The standstill agreement will terminate on or before February 28, 2002. The foregoing summary is not complete and should be read in conjunction with, the AIM Standstill Agreement, which is filed as an exhibit to this Form 20-F.

              Employee Ownership Opportunities. AMVESCAP operates various Sharesave option plans that allow employees to set aside part of their salary each month as savings for the exercise of options to purchase AMVESCAP stock at the end of the option period. Additionally, certain AMVESCAP employees receive options to purchase Ordinary Shares pursuant to the ESOP, AMVESCAP Executive Share Option Schemes and the Wholesale Representatives Deferral Plan.

         ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

              The following table discloses, as of February 28, 2001, holdings of Ordinary Shares by owners of 5% or more of AMVESCAP's Ordinary Shares:

                                                                                      PERCENT OF
                                                  ORDINARY SHARES (1)         OUTSTANDING ORDINARY SHARES
                                                  -------------------         ---------------------------
              Charles T. Bauer                             40,755,820                                5.26%

(1)      Ordinary Shares include shares held as ADSs.

              Mr. Bauer's holdings of Ordinary Shares decreased during the period from January 1, 1998 through December 31, 2000 as a result of sales and charitable gifts. As of February 28, 2001, Mr. Bauer was the only owner of more than 5% of AMVESCAP's Ordinary Shares known to AMVESCAP. Mr. Bauer does not have different voting rights from owners of less than 5% of AMVESCAP's Ordinary Shares.

              A total of 774,541,923 shares were issued and outstanding on February 28, 2001, of which 138,109,810 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in ADR form) and 20,353,354 Ordinary Shares were represented by ADSs evidenced by ADRs issued by the Depositary. On February 28, 2001, the number of holders of record of the Ordinary Shares was 15,827, the number of holders of record of Ordinary Shares in the U.S. was 325 and the number of registered holders of the ADSs was 57. Because certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of the beneficial holders.

              AMVESCAP is not directly or indirectly owned or controlled by any other corporations or by any foreign government. AMVESCAP is not aware of any arrangement, the operation of which might result in a change in the control of AMVESCAP.

RELATED PARTY TRANSACTIONS

              Mr. de Guardiola is President of de Guardiola Advisors, Inc. which provides investment banking services to AMVESCAP from time to time. In 2000, de Guardiola Advisors, Inc.'s total fees for services provided to AMVESCAP amounted to (pound sterling) 3,867,000. De Guardiola Advisors, Inc. will also receive fees for investment banking services provided to AMVESCAP in connection with its acquisition of National Asset Management Corporation and, if consummated, AMVESCAP's proposed acquisition of Pell Rudman. AMVESCAP believes that the fees paid and to be paid by AMVESCAP are customary and reasonable for the services provided by de Guardiola Advisors, Inc.

ITEM 8. FINANCIAL INFORMATION

              See "Item 17. Financial Statements".

LEGAL PROCEEDINGS

              In the normal course of business, AMVESCAP is subject to various legal proceedings; however, in management's opinion, there are no legal proceedings pending against AMVESCAP or any of its subsidiaries that would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of AMVESCAP.

DISTRIBUTIONS

              See "Item 3. Key Information - Dividends" and "Item 10. Additional
                   Information".

CHANGES IN FINANCIAL INFORMATION

              No significant change in AMVESCAP's financial information has occurred since the date of AMVESCAP's annual financial statements included in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

NATURE OF TRADING MARKET

              The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the LSE, based on its Daily Price Official List, and the high and low reported sale prices for the ADSs on the NYSE at the closing of each trading day. The Ordinary Shares are listed on the LSE and the SBF-Paris Bourse, and are reported under the symbol "AVZ". The ADSs are listed and traded on the NYSE under the symbol "AVZ". Each ADS represents two Ordinary Shares.

                                              ORDINARY SHARES                         ADSS(1)
                                          -----------------------              ---------------------
                                            HIGH           LOW                   HIGH           LOW
                                          ---------     ---------              ------         ------
              April              2001     1,310.00p       980.00p              $37.50         $28.07
              March              2001     1,325.00p       863.00p              $38.89         $24.52
              February           2001     1,531.00p     1,284.00p              $45.28         $37.27
              January            2001     1,590.00p     1,306.00p              $46.49         $39.29
              December           2000     1,515.00p     1,150.00p              $44.15         $33.44
              November           2000     1,734.00p     1,100.00p              $49.50         $31.30


                                             ORDINARY SHARES                          ADSS(1)
                                          -----------------------              ---------------------
                                            HIGH           LOW                   HIGH           LOW
                                          ---------     ---------              ------         ------
              First Quarter      2001     1,590.00p       863.00p              $46.49         $24.52
              Fourth Quarter     2000     1,734.00p     1,100.00p              $49.50         $31.30
              Third Quarter      2000     1,500.00p     1,037.00p              $43.82         $31.27
              Second Quarter     2000     1,060.00p       728.50p              $32.14         $23.09
              First Quarter      2000       887.00p       642.00p              $27.89         $21.03
              Fourth Quarter     1999       288.40p       173.80p              $23.35         $14.41
              Third Quarter      1999       261.80p       188.40p              $20.38         $15.42
              Second Quarter     1999       277.80p       211.80p              $22.46         $16.82
              First Quarter      1999       258.60p       186.50p              $21.16         $15.51


                                             ORDINARY SHARES                          ADSS(1)
                                          -----------------------              ---------------------
                                            HIGH           LOW                   HIGH           LOW
                                          ---------     ---------              ------         ------
              2000                        1,734.00p       642.00p              $49.50         $21.03
              1999                          721.00p       434.50p              $23.35         $14.41
              1998                          743.00p       263.00p              $24.90         $ 8.62
              1997                          525.50p       251.50p              $17.25         $ 8.73
              1996                          274.09p       209.43p              $ 8.55         $ 6.53

(1) ADS prices have been adjusted to reflect the change in the Ordinary Share per ADS ratio to one ADS per two Ordinary Shares effected on November 8, 2000 and the previous change in the Ordinary Share per ADS ratio to one ADS per five Ordinary Shares effected in April 1998.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

              The Memorandum of Association of AMVESCAP provides that AMVESCAP's principal objects are, among other things, to carry on the business of an investment holding company and to subscribe for, purchase or otherwise acquire and hold shares, debentures or other securities of any other company or body corporate and to acquire and undertake the whole or any part of the business, property and liabilities of any company or body corporate carrying on any business and to sell or deal in or otherwise dispose of any shares, debentures or other securities or property including any business or undertaking of any other company or any other assets or liabilities. The objects of AMVESCAP are set out in full in clause 4 of AMVESCAP's Memorandum of Association. AMVESCAP's Memorandum of Association, all material agreements discussed in this Form 20-F and all documents filed as exhibits to this Form 20-F are available for inspection at AMVESCAP's registered office at 11 Devonshire Square, London, EC2M 4YR.

              The following discussion of AMVESCAP's Articles of Association is not complete and should be read in conjunction with the Articles of Association, which are filed as an exhibit to this Form 20-F. The Articles of Association of AMVESCAP contain, among other things, provisions to the following effect:

              DIRECTORS

              At every annual general meeting one third of the directors will retire from office, but will be eligible for re-election. AMVESCAP calculates the directors' retirement schedules prior to each annual general meeting based on director retirements during the past 12 months and the date each director was last elected.

              Other than as provided below, a director cannot vote in respect of any arrangement in which he has any material interest other than by virtue of his interest in securities of AMVESCAP. A director will not be counted in the quorum at the meeting in relation to the resolution on which he is not permitted to vote. A director can vote on resolutions concerning (i) debt obligations incurred by him for AMVESCAP, (ii) securities offerings in which he is interested as an underwriting participant, (iii) proposals relating to a company in which he is interested provided he beneficially owns less than 1% of such company, (iv) proposals relating to certain retirement benefit plans and certain employee share participation plans and (v) the purchase and maintenance of insurance. A director cannot vote or be counted in the quorum on any resolution regarding his appointment as an office-holder including fixing or varying the terms of his appointment or termination.

              Directors are not required to hold shares of AMVESCAP as a qualification for office.

              RIGHTS ATTACHING TO AMVESCAP SHARES

              Subject to the provisions of the U.K. Act, the Board may determine when to hold the annual general meeting, and may call extraordinary meetings when it thinks appropriate. Extraordinary meetings may also be convened by requisitionists. Unless the Board otherwise determines, a shareholder may not be present or vote at a meeting in respect of his shares of AMVESCAP, and will not be counted in the quorum for such meeting, if he owes any amount to AMVESCAP for the purchase of his shares. If a shareholder does not comply within the specified time period with a request made by AMVESCAP under section 212 of the U.K. Act to disclose the nature of his interest in shares of AMVESCAP, the directors may suspend the shareholder's right to attend meetings or vote his shares.

              Subject to any special voting rights, and if all shares owned have been fully paid for, every shareholder (or shareholder on a poll) who is present in person or by proxy has one vote for every four Ordinary Shares. On a poll, every shareholder who is present in person or by proxy has one vote for every (pound sterling)1 in the aggregate paid up in respect of the nominal amount of Ordinary Shares. The special voting share, par value 25 pence (the "Special Voting Share"), has one vote in addition to any votes that may be cast by holders of Exchangeable Shares (other than AMVESCAP). On a poll, the holder of the Special Voting Share has one vote for every four Exchangeable Shares that have been voted by holders of such Exchangeable Shares (other than AMVESCAP). A holder of Exchangeable Shares other than AMVESCAP can instruct the holder of the Special Voting Share to appoint that person as proxy to attend meetings on behalf of his own interests in the Exchangeable Shares.

              The special rights and privileges of shareholders may be changed upon shareholder vote, but will not be affected by the issuance of additional shares of the same class. AMVESCAP may not issue any special voting shares in addition to the Special Voting Share without the approval of the holder of such share.

              When no Exchangeable Shares are outstanding (other than those held by AMVESCAP) and no ESDs are outstanding, the Special Voting Share will automatically be redeemed and cancelled. Otherwise, the Special Voting Share is not subject to redemption by AMVESCAP or by the holder of such share.

              DIVIDENDS AND ENTITLEMENT IN THE EVENT OF LIQUIDATION TO ANY
SURPLUS

              The Board may pay shareholders such annual and interim dividends as appear to be justified by AMVESCAP profits. Before recommending dividends, the Board can set aside sums as a reserve for special purposes. The Board can deduct from any dividend payable to any shareholder sums payable by him to AMVESCAP. The dividend payable by AMVESCAP will not bear interest. If dividends remain unclaimed for one year after being declared AMVESCAP can utilize the dividend money until claimed. All dividends unclaimed for a period of 12 years after having been declared will be forfeited and revert to

AMVESCAP. Every dividend shall be paid to shareholders of record on the record date. The Special Voting Share does not carry any right to receive dividends or distributions.

              On a winding up of AMVESCAP, the liquidator may, with the approval of the contributories, divide the assets of AMVESCAP among the contributories, setting such value as he deems fair on any property to be divided, provided that the holder of the Special Voting Share must receive 25 pence before any distribution is made on the Ordinary Shares. After payment of such amount, the holder of the Special Voting Share is not entitled to participate in any further distribution of AMVESCAP assets.

MATERIAL CONTRACTS

              The contracts described below (not being contracts entered into in the ordinary course of business) have been entered into by AMVESCAP and/or its subsidiaries since January 1, 1999 and, as at the date of this document, contain provisions under which AMVESCAP or one or more of its subsidiaries has an obligation or entitlement which is or may be material to AMVESCAP. This discussion is not complete and should be read in conjunction with the agreements described below, each of which is filed as an exhibit to this Form 20-F.

              (i)      Agreements relating to the acquisition of Trimark:

                            (a) Amended and Restated Merger Agreement, dated as
              of May 9, 2000, between AMVESCAP and Trimark (the "Trimark Merger Agreement") -

              The Trimark Merger Agreement specifies the terms of the Trimark merger. It provides that Trimark shareholders can elect (subject to certain limitations) to receive Exchangeable Shares, Ordinary Shares, ESDs or cash or a combination thereof in exchange for their Trimark shares. The Trimark Merger Agreement also provides that options to purchase Trimark shares not exercised before a certain date will become options to purchase Ordinary Shares equal to an exchange ratio multiplied by the number of Trimark shares subject to such options.

                            (b) Support Agreement, dated as of August 1, 2000,
              between AMVESCAP, AVZ Callco Inc. and AMVESCAP Inc. (the "Trimark Support Agreement") -

              Pursuant to the Trimark Support Agreement, AMVESCAP agrees to ensure that the subsidiaries of AMVESCAP involved in the issuance of Exchangeable Shares can satisfy their respective obligations in respect of the Exchangeable Shares. The Trimark Support Agreement provides that so long as any Exchangeable Shares not owned by AMVESCAP or its affiliates are outstanding, AMVESCAP cannot declare or pay any dividend unless the issuer of the Exchangeable Shares, AMVESCAP Inc. ("Exchangeco") on the same day declares and pays an equivalent dividend to holders of Exchangeable Shares. If there is a shortfall in Exchangeco's reserves on any dividend declaration date, AMVESCAP is required to fund this shortfall to the extent necessary to pay an economically equivalent dividend. If AMVESCAP is subject to a takeover offer, it must use all reasonable efforts to enable the holders of the Exchangeable Shares to participate on economically equivalent terms. Further the Trimark Support Agreement contains an anti-dilution covenant on the part of AMVESCAP which prevents AMVESCAP from issuing Ordinary Shares, convertible shares or options to AMVESCAP shareholders; distributing property to AMVESCAP shareholders, or altering its share capital structure, in each case without either (a) the approval of the holders of the Exchangeable Shares or (b) economically equivalent arrangements being put in place in favor of the holders of the Exchangeable Shares.

                            (c) Voting and Exchange Trust Agreement, dated as of
              August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company (the "Trimark Voting and Exchange Trust Agreement")
              -

              Under the Trimark Voting Trust Agreement, a special voting share is issued to CIBC Mellon Trust Company, the trustee, and a trust is created for the benefit of the holders of the Exchangeable

Shares (other than AMVESCAP and its affiliates). The trustee can vote in person or by proxy on any matters put before the AMVESCAP shareholders at an AMVESCAP general meeting. Each holder of Exchangeable Shares is entitled to instruct the trustee to vote at any meeting at which holders of Ordinary Shares are entitled to vote or to attend the meeting personally and vote directly. Unless instructed, the trustee may not vote, and any Exchangeable Shares held by AMVESCAP or its affiliates may not be voted. The trustee holds automatic exchange rights in trust for the benefit of the holders of the Exchangeable Shares (other than AMVESCAP and its affiliates) which provide that, in the event of insolvency or liquidation of Exchangeco or of AMVESCAP, AMVESCAP will purchase each Exchangeable Share held by such holders in return for one Ordinary Share plus any accrued and unpaid dividends thereon. AMVESCAP provides to the trustee all documents to be sent to AMVESCAP shareholders (including proxies and forms of direction that are subject to the right of reasonable comment by the trustee if reasonably practicable) prior to mailing. The trustee is required, at AMVESCAP's expense, to mail all such documents to the holders of the Exchangeable Shares, whenever practicable at the same time as they are mailed to the AMVESCAP shareholders.

                            (d) Indenture dated August 1, 2000 among Exchangeco,
              AMVESCAP and CIBC Mellon Trust Company (the Trimark Indenture") -

              The ESDs were issued under the Trimark Indenture and mature after three years. All amounts owing under the ESDs and the Indenture are subordinated in right of payment to all other senior indebtedness of Exchangeco. The ESDs bear interest at a rate of 6.0% per annum payable semi-annually in arrears at six month intervals in each year. Each Canadian $1,000 principal amount of ESDs that is issued is convertible at any time, subject to notice and other usual limitations as set out in the Trimark Indenture, at the option of the holder prior to maturity into a number of Exchangeable Shares calculated as of the date the holder elects to convert the ESDs. The calculation of the conversion rate for ESDs into Exchangeable Shares is adjustable based upon the occurrence of certain dilutive events. Exchangeco has the right at any time upon at least 20 days' and not more than 30 days' prior written notice to redeem all of the ESDs for Canadian $1,200 (plus accrued unpaid interest on such Canadian $1,000 principal amount) for each Canadian $1,000 principal amount of ESDs. Exchangeco has the right to purchase ESDs without giving notice in the open market or by tender or private contract at any price, except in certain limited circumstances. Exchangeco is required to remain a wholly-owned direct or indirect subsidiary of AMVESCAP so long as the ESDs are outstanding. Neither Exchangeco or AMVESCAP is entitled to amalgamate with any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or leas of all or substantially all of its assets, unless certain conditions are met. So long as the ESDs remain outstanding, Exchangeco is required to maintain the listing of the Exchangeable Shares on the Toronto Stock Exchange. If certain events of default specified in the Indenture occur and are continuing, the Trustee may, in its discretion, and shall, upon request of the holders of not less than 25% in principal amount of the outstanding ESDs, declare the principal of, together with accrued interest on, all ESDs to be due and payable. AMVESCAP has agreed to guarantee all of the payment obligations and other obligations of Exchangeco under the ESDs and the Trimark Indenture. All of AMVESCAP's obligations under such guarantee will be subordinated in right of payment to all other senior indebtedness of AMVESCAP.

              (ii) Agreements relating to the acquisition of Perpetual plc:

                            (a) Final Offer Document, dated October 19, 2000,
              for Cash and Share Offer by Schroder Salomon Smith Barney on behalf of AMVESCAP PLC to acquire all of the issued share capital of Perpetual plc, incorporated by reference to AMVESCAP's Report of Foreign Private Issuer filed on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2000 (the "Perpetual Offer Document") -

              The Perpetual Offer Document describes the terms of a cash and share offer made by Schroder Salomon Smith Barney on behalf of AMVESCAP for all of the issued and to be issued share capital of Perpetual. Schroder Salomon Smith Barney offered two new Ordinary Shares and (pound sterling) 10 in cash for every Perpetual share, valuing each Perpetual share at approximately
(pound sterling) 35.80 and the existing issued share capital of Perpetual at approximately (pound sterling) 1.05 billion, based on the closing middle market quotation of an Ordinary Share at the close of business on October 18, 2000.

              (iii) Agreements relating to the acquisition of National Asset
                    Management Corporation:

                            (a) Merger Agreement, dated as of February 28, 2001,
              among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc. (the "NAM Merger Agreement") -

              The NAM Merger Agreement specifies the terms of the merger of National Asset Management Corporation into AVZ, Inc., a direct, wholly owned subsidiary of AMVESCAP. Pursuant to the NAM Merger Agreement, the shareholders of National Asset Management Corporation received an upfront payment of $200 million paid in equal amounts of cash and Ordinary Shares valued as provided under the NAM Merger Agreement. The NAM Merger Agreement also provides that the shareholders of National Asset Management Corporation will receive contingent earn out payments of up to $75 million (based on achieving certain compound annual revenue growth rates over the next three years) and retention payments payable over five years totaling $25 million. Pursuant to the NAM Merger Agreement, the vesting of all outstanding options to purchase shares of National Asset Management was accelerated, the optionholders exercised their options in full prior to the date of closing of the merger transaction, and were treated as shareholders of National Asset Management Corporation for purposes of merger consideration.

EXCHANGE CONTROLS

              There are currently no U.K. or U.S. foreign exchange control restrictions on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of AMVESCAP's operations.

              There are currently no restrictions under AMVESCAP's Memorandum and Articles of Association or under English law that limit the rights of non-resident or foreign owners to freely hold, vote and transfer Ordinary Shares in the same manner as U.K. residents or nationals.

TAXATION

              This section summarizes the principal U.S. and U.K. tax consequences to U.S. Holders (defined below) that own AMVESCAP'S Ordinary Shares or ADSs. Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own ADSs. "U.S. Holders" is used in this section to refer to (i) U.S. citizens, (ii) U.S. residents, (iii) U.S. corporations, (iv) U.S. partnerships and (v) U.S. citizens that are resident outside the U.S. and the U.K. and are subject to U.S. taxation on worldwide income regardless of its source. "U.S. Holders" does not include
(i) U.S. citizens that are resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) holders of 10% or more of the voting stock of AMVESCAP. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Income Tax Treaty". The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Estate Tax Treaty".

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

Other transfers            U.S. estate and gift rules         U.K. inheritance tax would not apply to individuals
(estate or gift)           apply                              that are domiciled in the U.S. or are not considered
                                                              to be a U.K. national (both determinations made
                                                              under the U.S./U.K. Estate Tax Treaty)(6); U.S.
                                                              estate and gift rules apply; treaty provisions
                                                              provide for a tax credit if U.S. Holder is subject
                                                              to tax in U.S. and U.K.(6); U.K. stamp duty or stamp
                                                              duty reserve tax may be applicable(1).

----------

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

         If Ordinary Shares are transferred to the Depositary under the Amended and Restated Deposit Agreement, dated as of November 8, 2000, among AMVESCAP, the Depositary, and the holders of ADRs issued pursuant to such agreement (the "Depositary Agreement"), the Depositary will charge the U.S. Holder who purchases the ADRs representing those shares for the stamp duty or SDRT owed at a rate of 1.5%. No SDRT will be payable on an agreement to transfer ADRs, nor will U.K. stamp duty be payable on transfer of the ADRs, provided that the instrument of transfer is executed outside the U.K. and subsequently remains at all times outside the U.K. If the Depositary transfers the underlying Ordinary Shares to a U.S. Holder who owned ADSs representing such Ordinary Shares, such U.S. Holder will pay duty at a rate of L5 per transfer. If the Depositary transfers the underlying Ordinary Shares to a purchaser from a U.S. Holder who owned ADSs representing such Ordinary Shares, such purchaser will pay duty at a rate of 0.5% of the purchase price.

(2) A distribution is a dividend for U.S. income tax purposes if it is paid out of either current or accumulated earnings and profits of AMVESCAP (as determined under U.S. federal income tax rules). These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company. The U.K. does not have a withholding tax in respect of dividends.

(3) If a claim for credit under the U.S./U.K. Income Tax Treaty is made, the aggregate of the dividend and the accompanying tax credit shall be treated as income for U.S. purposes. If no claim for credit is made, only the dividend amount is treated as income for U.S. purposes, and as a result no credit may be taken.

(4) U.S. Holders may reduce their U.S. tax liability by making a claim under the U.S./U.K. Income Tax Treaty for a foreign (non-U.S.) tax credit for the accompanying tax credit amount. The procedures for claiming a credit are outlined in Revenue Procedure 2000-13, 2000-6 I.R.B. 515. A U.S. Holder's ability to claim a foreign tax credit may be limited by his particular situation.

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

              The above discussion is based on current U.S. and U.K. laws and current interpretations of these laws in effect as of the date of filing this Form 20-F. The laws and/or the interpretation of these laws are subject to change and any changes may be made retroactively to include transactions that occurred in an earlier year. In addition, the above discussion relies on representations of the Depositary and assumes that the terms and conditions of the Deposit Agreement will be followed.

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

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

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

              AMVESCAP holds or issues financial instruments primarily to finance its operations, but also for client trading purposes in a limited number of subsidiary operations. The main risks arising from AMVESCAP's processing of customer transactions primarily arise as a result of AMVESCAP holding securities in its own investment vehicles to facilitate their orderly management. The risks associated with these securities are interest rate risk, foreign currency risk and counterparty risk. These risks are managed in accordance with limits established by AMVESCAP management and applicable regulations.

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

              At December 31, 2000, 56% of AMVESCAP's borrowings had an interest rate that was fixed for an average period of 3.7 years. The remainder of AMVESCAP's borrowings had a floating rate.

              See Note 21 to the Consolidated Financial Statements for quantitative disclosures about market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

              Not applicable.


                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

              Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

              Not applicable.

ITEM 15. [RESERVED]

              Not applicable.

ITEM 16. [RESERVED]

              Not applicable.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

              The Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

              Not applicable.

ITEM 19. EXHIBITS

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

              1.3 Articles of Association of AMVESCAP, adopted on August 1,
              2000.

              2.1 Form of Certificate for Ordinary Shares of AMVESCAP, incorporated by reference to exhibit 4.5 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

              2.2 Form of Certificate for American Depositary Shares, representing two Ordinary Shares.

              2.3 Amended and Restated Deposit Agreement, dated as of November 8, 2000, among AMVESCAP, The Bank of New York and the holders of American Depositary Receipts issued thereunder.

              4.1 Standstill Agreement, dated as of November 4, 1996, by and among AMVESCAP and the shareholders named therein, incorporated by reference to exhibit 2.3 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

              4.2 Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.4 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

              4.3 Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.14 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

              4.4 Waiver, dated as of February 28, 1997, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.15 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

              4.5 Waiver, dated as of May 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 1.1 to Amendment No. 1 to AMVESCAP's Registration Statement on Form F-3 (file no. 333-8680), filed with the Securities and Exchange Commission on May 21, 1998.

              4.6 Waiver, dated as of September 29, 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 3.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

              4.7 Announcement of Waiver, dated as of November 22, 2000, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to AMVESCAP's Report of Foreign Private Issuer filed on Form 6-K, filed with the Securities and Exchange Commission on November 22, 2000.

              4.8 Registration Rights Agreement, dated as of February 28, 1997, by and among AMVESCAP and the former shareholders of A I M Management Group, Inc. named therein, incorporated by reference to exhibit 2.11 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

              4.9 Indemnification Agreement, dated as of February 28, 1997, by and among AMVESCAP, Charles T. Bauer, Robert H. Graham, Gary T. Crum and certain related persons named therein, incorporated by reference to exhibit 2.6 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

              4.10 Amended and Restated Credit Agreement, dated as of December 17, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and NationsBank, N.A., as co-syndication agents, and NationsBank, N.A., as funding agent, incorporated by reference to exhibit 3.17 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

              4.11 Letter Amendment No. 1, dated as of June 7, 2000, to Amended and Restated Credit Agreement, dated as of December 17, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and Bank of America, N.A., as co-syndication agents, and Bank of America, N.A., as funding agent.

              4.12 Letter Amendment No. 2, dated as of October 19, 2000, to Amended and Restated Credit Agreement, dated as of December 17, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and Bank of America, N.A., as co-syndication agents, and Bank of America, N.A., as funding agent.

              4.13 Letter Amendment No. 3, dated as of March 13, 2001, to Amended and Restated Credit Agreement, dated as of December 17, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and Bank of America, N.A., as co-syndication agents, and Bank of America, N.A., as funding agent.

              4.14 Assumption of Guaranty from A I M Advisors, Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.18 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

              4.15 Assumption of Guaranty from A I M Management Group Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.19 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

              4.16 Guaranty from INVESCO, Inc., INVESCO North American Holdings, Inc. and INVESCO Capital Management, Inc., dated as of February 14, 1997.

              4.17 Second Amended and Restated Purchase and Sale Agreement dated as of December 14, 2000, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc.

              4.18 Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in Liechtenstein Aktiengesellschaft, and Citibank, N.A., incorporated by reference to exhibit 3.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

              4.19 First Supplemental Indenture, dated as of December 31, 1999, among INVESCO, Inc., LGT Bank in Lichetenstein Aktiengesellschaft, and Citibank, N.A.

              4.20 Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. and Bank in Liechtenstein Aktiengesellschaft, incorporated by reference to exhibit 3.29 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

              4.21 Indenture, dated as of May 7, 1998, for AMVESCAP's Senior Exchange Notes due 2003 and 2005, among AMVESCAP, A I M Management Group, Inc., A I M Advisors, Inc., INVESCO, Inc., INVESCO North American Holdings, Inc. and INVESCO Capital Management, Inc., as initial securities guarantors, and SunTrust Bank, Atlanta, as trustee, incorporated by reference to exhibit 4.1 to AMVESCAP's Registration Statement on Form F-4 (file no. 333-8954) filed with the Securities and Exchange Commission on June 15, 1998.

              4.22 AMVESCAP Deferred Fees Share Plan.

              4.23 Amended and Restated Merger Agreement, dated as of May 9, 2000, between AMVESCAP and Trimark.

              4.24 Support Agreement, dated as of August 1, 2000, between AMVESCAP, AVZ Callco Inc., and AMVESCAP Inc.

              4.25 Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company.

              4.26 Indenture, dated August 1, 2000, among AMVESCAP Inc., AMVESCAP and CIBC Mellon Trust Company.

              4.27 Final Offer Document, dated October 19, 2000, for Cash and Share Offer by Schroder Salomon Smith Barney on behalf of AMVESCAP PLC to acquire all of the issued share capital of Perpetual plc, incorporated by reference to AMVESCAP's Report of Foreign Private Issuer filed on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2000.

              4.28 Merger Agreement, dated as of February 28, 2001, among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc.

                          INDEX TO FINANCIAL STATEMENTS


AMVESCAP PLC AND SUBSIDIARIES                                                   PAGE
                                                                                ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                         F-2

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
2000, 1999, AND 1998                                                             F-3

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES FOR
THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998                                F-3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999                     F-4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' FUNDS FOR THE YEARS
ENDED DECEMBER 31, 2000, 1999, AND 1998                                          F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2000, 1999, AND 1998                                                F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31,
2000, 1999, AND 1998                                                             F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To AMVESCAP PLC:

         We have audited the accompanying consolidated balance sheets of AMVESCAP PLC and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of profit and loss, total recognized gains and losses, shareholders' funds, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMVESCAP PLC and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United Kingdom.

         Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principals in the United Kingdom but vary in certain respects from accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform consolidated shareholders' equity as of December 31, 2000 and 1999 and consolidated net income for each of the three years in the period ended December 31, 2000 to accounting principles generally accepted in the United States are set forth in
Note 23 to the consolidated financial statements.


/s/ ARTHUR ANDERSEN

London, England
February 28, 2001

CONSOLIDATED STATEMENTS OF INCOME

year ended December 31
-----------------------------------------------------------------------------------------------------------
                                                                           2000          1999          1998
                                              L.'000        L.'000       L.'000        L.'000        L.'000
--------------------------------------    --------------------------------------    ----------    ----------
                                            Ordinary   Exceptional
                                          Activities         Items        Total
                                          -------------------------------------
REVENUES                                  1,628,662            --     1,628,662     1,072,350       802,172
Operating Expenses                       (1,039,751)      (51,804)   (1,091,555)     (719,637)     (544,856)
--------------------------------------    -------------------------------------    ----------    ----------
                                            588,911       (51,804)      537,107       352,713       257,316
Exceptional item - integration                   --            --            --            --       (48,600)
Goodwill amortization (note 10)             (56,417)           --       (56,417)      (36,754)      (21,221)
--------------------------------------    -------------------------------------    ----------    ----------
OPERATING PROFIT                            532,494       (51,804)      480,690       315,959       187,495
Investment income (note 4)                   17,147            --        17,147        11,809        12,183
Interest expense (note 5)                   (51,604)           --       (51,604)      (44,726)      (38,200)
--------------------------------------    -------------------------------------    ----------    ----------
PROFIT BEFORE TAXATION                      498,037       (51,804)      446,233       283,042       161,478
Taxation (note 7)                          (176,870)       19,167      (157,703)     (102,010)      (67,373)
--------------------------------------    -------------------------------------    ----------    ----------
PROFIT FOR THE FINANCIAL YEAR               321,167       (32,637)      288,530       181,032        94,105
Dividends (note 8)                          (75,827)           --       (75,827)      (58,244)      (50,594)
--------------------------------------    -------------------------------------    ----------    ----------
RETAINED PROFIT FOR THE YEAR                245,340       (32,637)      212,703       122,788        43,511
-----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION (NOTE 9):
   -basic                                     55.7p        (4.8)p         50.9p         34.0p         26.0p*
   -diluted                                   53.0p        (4.6)p         48.4p         32.7p         24.3p*
EARNINGS PER SHARE:
   -basic                                     47.4p        (4.8)p         42.6p         28.3p         15.7p
   -diluted                                   45.1p        (4.6)p         40.5p         27.1p         14.7p
-----------------------------------------------------------------------------------------------------------

* Earnings per share before goodwill amortization and exceptional items.


CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

year ended December 31
-----------------------------------------------------------------------------------
                                                       2000        1999        1998
                                                     L.'000      L.'000      L.'000
-----------------------------------------------    --------     -------     -------
Profit for the financial year                      288,530      181,032      94,105
Currency translation differences on investments
   in overseas subsidiaries                        (45,979)     (18,645)     14,609
-----------------------------------------------   --------      -------     -------
Total recognized gains and losses for the year     242,551      162,387     108,714
----------------------------------------------------------------------------------

The accompanying notes form part of these accounts.

CONSOLIDATED BALANCE SHEETS

December 31
---------------------------------------------------------------------------------------------------------------
                                                                               2000                        1999
                                                               L.'000        L.'000        L.'000        L.'000
-------------------------------------------------------    ------------------------    ------------------------
FIXED ASSETS
Goodwill (note 10)                                                        2,375,542                     664,135
Investments (note 11)                                                       152,521                     128,921
Tangible assets (note 12)                                                   203,341                     108,021
-------------------------------------------------------    ------------------------    ------------------------
                                                                          2,731,404                     901,077
CURRENT ASSETS
Debtors (note 13)                                             686,101                     550,343
Investments (note 11)                                         124,311                      60,135
Cash                                                          342,073                     189,732
-------------------------------------------------------    ----------                  ----------
                                                            1,152,485                     800,210
CREDITORS (NOTE 14)                                          (764,068)                   (576,447)
-------------------------------------------------------    ----------                  ----------
NET CURRENT ASSETS, EXCLUDING BANKING AND
    INSURANCE ACTIVITIES                                                    388,417                     223,763
-------------------------------------------------------    ----------------------------------------------------

BANKING AND INSURANCE ACTIVITIES
Cash                                                           90,562                          --
Customer and counterparty debtors                             227,185                     125,513
Policyholder debtors                                           94,122                          --
Customer and counterparty creditors                          (315,935)                   (129,842)
Policyholder creditors                                        (94,122)                         --
-------------------------------------------------------    ----------                  ----------
                                                                              1,812                      (4,329)
                                                           ------------------------    ------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                     3,121,633                   1,120,511
LONG-TERM DEBT (NOTE 15)                                                   (960,023)                   (659,120)
PROVISIONS FOR LIABILITIES AND CHARGES (NOTE 16)                            (58,530)                    (24,730)
-------------------------------------------------------    ------------------------    ------------------------
NET ASSETS                                                                2,103,080                     436,661
---------------------------------------------------------------------------------------------------------------

CAPITAL AND RESERVES
Called up share capital (note 19)                                           192,759                     168,617
Share premium account                                                     1,488,933                     478,860
Exchangeable shares (note 19)                                               477,153                          --
Profit and loss account                                                     593,420                     380,717
-------------------------------------------------------    ------------------------    ------------------------
                                                                          2,752,265                   1,028,194
Other reserves                                                             (649,185)                   (591,533)
-------------------------------------------------------    ------------------------    ------------------------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                                     2,103,080                     436,661
---------------------------------------------------------------------------------------------------------------

The accompanying notes form part of these accounts.


These accounts were approved by the Board of Directors on February 28, 2001, and were signed on its behalf by:

Charles W. Brady

Robert F. McCullough

CONSOLIDATED SHAREHOLDERS' FUNDS

Movements in shareholders' funds comprise:
----------------------------------------------------------------------------------------------------------------------
                                         Called up                                                Profit
                                             share   Exchangeable       Share        Other      and loss
                                           capital         shares     premium     reserves       account         Total
                                            L.'000         L.'000      L.'000       L.'000        L.'000        L.'000
----------------------------------------------------------------------------------------------------------------------
JANUARY 1, 1998                            148,855           --       157,365     (542,100)      214,418       (21,462)
Profit for the financial year                   --           --            --           --        94,105        94,105
Dividends                                       --           --            --           --       (50,594)      (50,594)
Exercise of options                          4,362           --        37,164      (36,356)           --         5,170
GT Global acquisition                       10,625           --       263,196           --            --       273,821
Conversion of loan note                      3,664           --        11,657          104            --        15,425
Currency translation
    differences on investments
    in overseas subsidiaries                    --           --            --       14,505            --        14,505
----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998                          167,506           --       469,382     (563,847)      257,929       330,970
Profit for the financial year                   --           --            --           --       181,032       181,032
Dividends                                       --           --            --           --       (58,244)      (58,244)
Exercise of options                          1,111           --         9,478       (9,041)           --         1,548
Currency translation
    differences on investments
    in overseas subsidiaries                    --           --            --      (18,645)           --       (18,645)
----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                          168,617           --       478,860     (591,533)      380,717       436,661
Profit for the financial year                   --           --            --           --       288,530       288,530
Dividends                                       --           --            --           --       (75,827)      (75,827)
Exercise of options                          1,940           --        26,197      (11,673)           --        16,464
Trimark acquisition                          1,266      232,034        53,700           --            --       287,000
Conversion of exchangeable shares
      into ordinary shares                   5,919     (260,308)      254,389           --            --            --
Conversion of Equity Subordinated
    Debentures                                  --      505,427            --           --            --       505,427
Perpetual acquisition                       15,017           --       675,787           --            --       690,804
Currency translation
    differences on investments
    in overseas subsidiaries                    --           --            --      (45,979)           --       (45,979)
----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                          192,759      477,153     1,488,933     (649,185)      593,420     2,103,080
----------------------------------------------------------------------------------------------------------------------

The accompanying notes form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENTS

year ended December 31
-----------------------------------------------------------------------------------------
                                                             2000        1999        1998
                                                           L.'000      L.'000      L.'000
------------------------------------------------------   --------    --------    --------
OPERATING ACTIVITIES
Operating profit                                          480,690     315,959     187,495
Exceptional items                                          32,736          --      32,207
Depreciation                                               53,607      40,621      26,216
Amortization                                               56,417      62,674      34,965
Decrease/(increase) in debtors                             34,470    (225,143)     35,548
(Decrease)/increase in creditors                          (66,119)    159,039    (182,418)
Other                                                     (10,833)     16,595         453
------------------------------------------------------   --------    --------    --------
                                                          580,968     369,745     134,466
Banking and insurance activities
Cash used for banking activities                          (90,562)         --          --
(Increase) in customer and counterparty debtors           (50,724)    (10,730)     (9,293)
Increase in customer and counterparty creditors           147,081       7,032      34,688
                                                         --------    --------    --------
                                                            5,795      (3,698)     25,395

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest and dividends received                            15,634      13,123      10,804
Interest paid                                             (48,909)    (44,148)    (34,210)
------------------------------------------------------   --------    --------    --------
                                                          (33,275)    (31,025)    (23,406)

TAXATION                                                 (115,758)    (56,454)    (60,111)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets, net of sales           (61,996)    (56,721)    (54,644)
(Purchases)/disposals of fixed asset investments, net
     (Note 11)                                            (12,164)      6,425     (18,706)
------------------------------------------------------   --------    --------    --------
                                                          (74,160)    (50,296)    (73,350)
ACQUISITIONS, NET OF CASH, CASH EQUIVALENTS AND
     BANK OVERDRAFT ACQUIRED                             (235,321)         --    (126,959)

DIVIDENDS PAID                                            (63,558)    (54,394)    (44,410)
                                                         --------    --------    --------
CASH INFLOW BEFORE THE USE OF CASH EQUIVALENTS             64,691     173,878    (168,375)

FINANCING
Issues of ordinary share capital                           16,464       1,548       5,170
Issues of senior notes                                         --          --     395,155
Credit facility, net                                       51,401     (53,911)     72,889
Other loans and bank overdrafts                             7,941     (54,381)   (252,856)
------------------------------------------------------   --------    --------    --------
                                                           75,806    (106,744)    220,358
Change in bank overdrafts                                  (8,315)     24,529     (21,627)
CHANGE IN CASH EQUIVALENTS                               (172,361)      6,852     (33,833)
                                                         --------    --------    --------
(DECREASE)/INCREASE IN CASH                               (40,179)     98,515      (3,477)
-----------------------------------------------------------------------------------------
RECONCILIATION TO INCREASE IN CASH AT BANK AND IN HAND
(Decrease)/increase in cash                               (40,179)     98,515      (3,477)
Change in bank overdrafts                                   8,315     (24,529)     21,627
Change in cash equivalents                                172,361      (6,852)     33,833
Foreign exchange movement on cash and cash equivalents     11,844       2,947      (3,013)
-----------------------------------------------------------------------------------------
INCREASE IN CASH AT BANK AND IN HAND                      152,341      70,081      48,970
-----------------------------------------------------------------------------------------

The accompanying notes form part of these accounts.

                          AMVESCAP PLC AND SUBSIDIARIES

ACCOUNTING POLICIES AND NOTES TO THE FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

(a) Basis of accounting and consolidation

The accounts consolidate the accounts of AMVESCAP PLC and all of its subsidiaries. Operating profit includes the results of subsidiaries acquired from their effective dates of acquisition. No profit and loss account is presented for the Company as permitted by S230 of the Companies Act 1985. The consolidated accounts have been prepared in accordance with the Companies Act 1985 (Schedule 4) and applicable accounting standards. They combine the accounts of the Group undertakings at December 31 and, as permitted by the Act, the format of the accounts has been adapted to give a true and fair view of the state of affairs and the profit of the consolidated Group. The balance sheet and cash flow statement presentations differ from the Companies Act 1985, in that the banking and insurance cash, debtors, and creditors have been separately stated in the financial statements so as to separate these activities from the asset management activities of the Group. The accounts have been prepared on a historic cost convention as modified to include certain insurance assets at market value. The Companies Act 1985 requirements has also been adapted in respect of exchangeable shares. See Note 19.

(b) Goodwill

The excess of the cost of shares in subsidiary undertakings acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998 goodwill was charged directly to other reserves.

(c) Revenue

Revenue represents management, distribution, transfer agent, trading and other fees.

(d) Deferred sales commissions

Amounts paid to brokers and dealers for sales of certain mutual funds that have a contingent deferred sales charge are capitalized and amortized over a period not to exceed the redemption period of the related mutual fund.

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

                          AMVESCAP PLC AND SUBSIDIARIES

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

2. ACQUISITIONS

TRIMARK FINANCIAL CORPORATION

The Company purchased 100% of the issued share capital of Trimark Financial Corporation ("Trimark"), a major Canadian mutual fund company, on August 1, 2000. The combination has been accounted for as an acquisition, and the results of Trimark have been included from August 1, 2000. The consideration for this acquisition was L.1.2 billion, including transaction costs, and was satisfied by the payment of L.331.1 million in cash and the issuance of 5.0 million ordinary shares, 21.4 million shares exchangeable for ordinary shares, and L.574 million in Equity Subordinated Debentures
("ESDs").

The Company adjusted and revalued all assets and liabilities acquired to be consistent with the Company's accounting policies and to reflect fair market value at the date of the acquisition. The principal adjustments relate to the revaluations of deferred broker commissions and investment balances together with the related tax effects of the adjustments.

For the year ended March 31, 2000, Trimark earned a profit after taxation of
L.40.9 million. The summarized profit and loss account for the period from April 1, 2000 to July 31, 2000, shown on the basis of the accounting policies of AMVESCAP PLC, is as follows:

                                      L.'000
--------------------------------------------
Revenues                              55,171
Operating profit                      17,160
Profit before taxation                19,728
Profit for the financial period       11,146
--------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

The operations of Trimark and AMVESCAP's existing Canadian subsidiary have been reorganized, integrated, and merged. The operating results and cashflows of the combined group do not separately segregate the former Trimark operation. It is therefore not possible to determine or estimate the post-acquisition results.

PERPETUAL PLC

In December 2000, the Company acquired 100% of the issued share capital of Perpetual PLC ("Perpetual"), a major UK entity. The consideration for this acquisition was L.1.0 billion, including transaction costs, and was satisfied by the issuance of 60.1 million ordinary shares, L.128.9 million in Loan Notes, and L.181.9 million in cash. The combination has been accounted for as an acquisition. Perpetual is included in the consolidated accounts as of December 31, 2000.

For the year ended September 30, 2000, Perpetual earned a profit after taxation of L.51.1 million. The summarized profit and loss account for the period from October 1, 2000 to December 31, 2000 is as follows:

                                      L.'000
--------------------------------------------
Revenues                              30,470
Operating loss                          (816)
Profit before taxation                 1,551
Loss for the financial period         (4,562)
--------------------------------------------

The fair value of net assets acquired upon both acquisitions was determined as follows:

                                          Perpetual       Trimark  Trimark fair
                                               book          book         value          Fair
                                              value         value   adjustments         value
                                             L.'000        L.'000        L.'000        L.'000
---------------------------------------------------------------------------------------------
Fixed assets                                 78,153        59,871        (4,376)      133,648
Current assets                              294,274       294,625        56,251       645,150
                                          ---------------------------------------------------
Total assets                                372,427       354,496        51,875       778,798
                                          ---------------------------------------------------

Creditors                                  (176,152)     (124,792)         (313)     (301,257)
Provisions for reorganization and
    restructuring                                --        (2,698)           --        (2,698)
Provisions for liabilities and charges       (1,533)      (14,823)      (23,203)      (39,559)
                                          ---------------------------------------------------
Total liabilities                          (177,685)     (142,313)      (23,516)     (343,514)
                                          ---------------------------------------------------
Net assets                                  194,742       212,183        28,359       435,284
                                          ---------------------------------------------------
Goodwill                                    806,876       960,689                   1,767,565
                                          ---------------------------------------------------
Consideration                                                                       2,202,849
                                                                                   ----------

Trimark acquisition satisfied by:
Issuance of 26.4 million shares                                                       287,000
Issuance of ESDs                                                                      573,986
Cash, including transaction costs                                                     340,245
---------------------------------------------------------------------------------------------
                                                                                    1,201,231
---------------------------------------------------------------------------------------------

Perpetual acquisition satisfied by:
Issuance of ordinary shares                                                           690,804
Issuance of Loan Notes                                                                128,934
Cash, including transaction costs                                                     181,880
---------------------------------------------------------------------------------------------
                                                                                    1,001,618
---------------------------------------------------------------------------------------------

The fair value adjustments relate to the Trimark acquisition and include the revaluation of the deferred sales commission asset and its related deferred tax liability.

                          AMVESCAP PLC AND SUBSIDIARIES

In connection with both acquisitions, an amount of L.43.8 million
(L.28.0 million after tax) has been charged to the consolidated profit and loss account as an exceptional item for costs incurred in reorganizing, restructuring and integrating the acquisitions. Costs include staff retention payments and expenses associated with combining systems and other business processes.

1998 Acquisition of GT Global

On May 29, 1998, the Company completed the acquisition of GT. The total consideration payable in connection with the GT Acquisition was L.499.0 million, part of which was paid through the issuance of 42.5 million Ordinary Shares. Transaction costs associated with the GT Acquisition were capitalized and included in goodwill. The L.48.6 million estimated cost of integrating the business of GT into the Company's businesses was reflected in the Consolidated Financial Statements as an exceptional item.

3. SEGMENTAL INFORMATION

Geographical analysis of the Group's business, which is principally investment management, is as follows:

                                                       Revenues          Profit after exceptional items
----------------------   --------------------------------------    ------------------------------------
                               2000          1999          1998          2000         1999         1998
                             L.'000        L.'000        L.'000        L.'000       L.'000       L.'000
                         --------------------------------------    ------------------------------------
North America             1,324,871       859,993       659,241       492,946      322,611      208,379
Europe and Pacific          303,791       212,357       142,931        44,161       30,102          337
----------------------   --------------------------------------    ------------------------------------
                          1,628,662     1,072,350       802,172       537,107      352,713      208,716
                         --------------------------------------    ------------------------------------
Goodwill amortization                                                 (56,417)     (36,754)     (21,221)
Net interest expense                                                  (34,457)     (32,917)     (26,017)
                                                                   ------------------------------------
Profit before taxation                                                446,233      283,042      161,478
-------------------------------------------------------------------------------------------------------

                                   Net assets
------------------   ------------------------
                           2000          1999
                         L.'000        L.'000
                     ------------------------
North America           325,187       187,434
Europe and Pacific       94,941        97,707
------------------   ------------------------
                        420,128       285,141
Goodwill              2,375,542       664,135
Net debt               (692,590)     (512,615)
------------------   ------------------------
Net assets            2,103,080       436,661
---------------------------------------------

The US dollar profits have been translated into sterling at an average rate of
1.51 (1999: 1.62). Revenue reflects the geographical segments from which services are provided. Profit after exceptional items is stated after charging auditors' remuneration of L.1,361,000 in 2000 (1999: L.1,218,000) for audit work and L.1,295,000 in 2000 (1999: L.1,044,000) for non-audit work. Profit after exceptional items is also stated after charging L.8,000,000 in restructuring charges for the US Institutional business.

4. INVESTMENT INCOME

                                       2000      1999      1998
                                     L.'000    L.'000    L.'000
---------------------------------   -------   -------   -------
Interest receivable                  15,361     8,597    12,235
Income from listed investments          900     1,480    (1,347)
Income from unlisted investments        886     1,732     1,295
---------------------------------   -------   -------   -------
                                     17,147    11,809    12,183
---------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

5. INTEREST EXPENSE

                        2000      1999      1998
                      L.'000    L.'000    L.'000
---------------      -------   -------   -------
Senior notes          27,695    26,343    16,771
Credit facility       14,900    14,448    13,501
ESDs                   6,286        --        --
Other                  2,723     3,935     7,928
---------------      -------   -------   -------
                      51,604    44,726    38,200
------------------------------------------------


6. DIRECTORS AND EMPLOYEES

                             2000      1999      1998
                           L.'000    L.'000    L.'000
----------------------    -------   -------   -------
Wages and salaries        452,751   308,213   237,008
Social security costs      29,267    18,523    14,366
Other pension costs        33,696    22,440    17,451
----------------------    -------   -------   -------
                          515,714   349,176   268,825
-----------------------------------------------------


Global Stock Plan ("the Plan")

A sum of L.29,688,000 (1999: L.12,453,000) has been paid
into the Plan, a remuneration scheme for senior executives. This Plan is funded by a profit-linked bonus paid annually in respect of directors and senior employees into a discretionary employee benefit trust which then purchases shares of the Company in the open market. These securities are allocated within the trust and, provided they retain their position within the Company for a period of three years from the date of the bonus, are transferred to the participants upon retirement or termination of employment. The trust held 11,276,000 ordinary shares on December 31, 2000 (1999: 9,341,000).

         The average number of employees of the Company during the year was 6,557 (1999: 5,300). Of these totals, 5,020 (1999: 4,000) were employed in North
America and the remainder were employed in Europe and the Pacific.

         Emoluments of the chairman and the directors are shown in the Report of the Board on Remuneration.

7. TAXATION

                                          2000        1999        1998
                                        L.'000      L.'000      L.'000
-----------------------------------   --------    --------    --------
UK taxation:
     Corporation tax                    36,864      30,751       2,500
     Double taxation relief            (19,952)    (18,654)         --
-----------------------------------   --------    --------    --------
                                        16,912      12,097       2,500
Foreign taxation:
        Overseas current taxation      147,410      79,333      58,770
        Overseas deferred taxation      (6,619)     10,580       6,103
-----------------------------------   --------    --------    --------
                                       140,791      89,913      64,873
-----------------------------------   --------    --------    --------
                                       157,703     102,010      67,373
----------------------------------------------------------------------

As at present there is no intention to distribute the retained earnings of certain overseas subsidiaries, no provision has been made for any additional taxation that might arise on distribution. Deferred taxation principally arises in relation to employee share options, contributions to the Global Stock Plan, exceptional items on acquisitions, and the net impact of recording loss carryforwards and deferred commission amortization as a result of the Trimark acquisition.

8. DIVIDENDS

                                                            2000       1999       1998
                                                          L.'000     L.'000     L.'000
------------------------------------------------------   -------    -------    -------
Interim paid, 4.0p per share (1999: 3.5p, 1998: 3p)       28,014     22,700     18,900
Final proposed, 6.0p per share (1999: 5.5p, 1998: 5p)     47,813     35,544     31,694
------------------------------------------------------   -------    -------    -------
                                                          75,827     58,244     50,594
--------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

The trustees of the Employee Share Option Trust waived dividends amounting to L.2,317,000 in 2000 (1999: L.2,796,000).

9. EARNINGS PER SHARE

Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year by year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                       Number of
                              Profit      shares   Per share
2000                          L.'000        '000      L.'000
------------------------------------------------------------
Basic earnings per share     377,584     678,006       55.7p
                                                     -------
Conversion of ESDs             4,093       8,997
Issuance of options               --      33,763
------------------------------------------------------------
Diluted earnings per share   381,677     720,766       53.0p
------------------------------------------------------------

1999
------------------------------------------------------------
Basic earnings per share     217,786     639,636       34.0p
                                                     -------
Issuance of options               --      27,271
------------------------------------------------------------
Diluted earnings per share   217,786     666,907       32.7p
------------------------------------------------------------

1998
------------------------------------------------------------
Basic earnings per share     156,126     601,234       26.0p
                                                     -------
Issuance of options               --      33,145
Conversion of loan notes         521       8,977
------------------------------------------------------------
Diluted earnings per share   156,647     643,356       24.3p
------------------------------------------------------------


10. GOODWILL


                                                                Net
                                  Cost Amortization      book value
                                L.'000       L.'000          L.'000
-------------------------------------------------------------------
January 1, 2000                722,110      (57,975)        664,135
Acquisitions                 1,767,565           --       1,767,565
Provided during the year            --      (56,417)        (56,417)
Exchange adjustment                259           --             259
-------------------------------------------------------------------
December 31, 2000            2,489,934     (114,392)      2,375,542
-------------------------------------------------------------------

Prior to 1998, goodwill has been written off as follows:

                                                L.'000
----------------------------------------     ---------
To other reserves                            1,184,339
To cancellation of share premium account        44,468
To profit and loss account                      73,600
----------------------------------------     ---------
                                             1,302,407
------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

11. INVESTMENTS

Investments Held as Fixed Assets

                                  Shares of         Other
                               AMVESCAP PLC   investments         Total
                                     L.'000        L.'000        L.'000
-----------------------------------------------------------------------
Cost
January 1, 1999                     108,393        26,803       135,196
Exchange adjustments                     --         3,608         3,608
Arising from acquisitions                --            --            --
Additions                             8,207        16,235        24,442
Disposals                           (19,784)      (11,027)      (30,811)
-----------------------------------------------------------------------
December 31, 1999                    96,816        35,619       132,435
-----------------------------------------------------------------------
Exchange adjustments                     --          (778)         (778)
Arising from acquisitions                --        12,214        12,214
Additions                            35,407        24,727        60,134
Disposals                           (42,053)       (5,898)      (47,951)
-----------------------------------------------------------------------
December 31, 2000                    90,170        65,884       156,054
-----------------------------------------------------------------------

Provisions against investments
January 1, 1999                      (2,027)       (1,431)       (3,458)
Net change                               --           (56)          (56)
-----------------------------------------------------------------------
December 31, 1999                    (2,027)       (1,487)       (3,514)
Net change                               --           (19)          (19)
-----------------------------------------------------------------------
December 31, 2000                    (2,027)       (1,506)       (3,533)
-----------------------------------------------------------------------

Net book value
December 31, 1998                   106,366        25,372       131,738
December 31, 1999                    94,789        34,132       128,921
December 31, 2000                    88,143        64,378       152,521
-----------------------------------------------------------------------

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust ("ESOT") and comprise 17,711,538 ordinary shares. The options vest after three years from the date of grant and lapse after 10 years. On December 31, 2000 there were options over these securities at exercise prices between 90p and 1680p. The market price of the ordinary shares at the end of 2000 was 1374p.

         Other investments consist of investments in various Group mutual funds, unit trusts, partnership interests, investments in collateralized loan and bond obligations, investments on behalf of deferred compensation plans, and treasury securities.

Investments Held as Current Assets

Current asset investments include listed investments of L.99,251,000 (1999:
L.56,786,000) and unlisted investments of L.25,060,000 (1999: L.3,349,000).

                          AMVESCAP PLC AND SUBSIDIARIES

12. TANGIBLE ASSETS


Tangible assets are comprised of land, buildings, technology and other equipment.

                                                               Net
                                  Cost  Depreciation    book value
                                L.'000        L.'000        L.'000
------------------------------------------------------------------
January 1, 1999                134,228       (45,447)       88,781
Exchange adjustment              5,833        (2,693)        3,140
Additions                       58,002            --        58,002
Provided during the year            --       (40,621)      (40,621)
Disposals                      (16,985)       15,704        (1,281)
------------------------------------------------------------------
January 1, 2000
January 1, 2000                181,078       (73,057)      108,021
Exchange adjustment             17,302        (9,751)        7,551
Additions                       63,514            --        63,514
Arising from acquisitions       79,380            --        79,380
Provided during the year            --       (53,607)      (53,607)
Disposals                       (7,811)        6,293        (1,518)
------------------------------------------------------------------
December 31, 2000              333,463      (130,122)      203,341
------------------------------------------------------------------


13. DEBTORS

                                                       2000         1999
                                                     L.'000       L.'000
--------------------------                          --------------------
Unsettled fund debtors                              191,446      246,364
Trade debtors                                       174,645      137,469
Deferred sales commissions                          204,384       68,487
Other debtors                                        60,647       50,223
Deferred taxation                                    33,196       21,841
Prepayments                                          21,783       25,959
------------------------------------------------------------------------
                                                    686,101      550,343
------------------------------------------------------------------------

14.      CREDITORS

                                                       2000         1999
                                                     L.'000       L.'000
------------------------------------                --------------------
Unsettled fund creditors                            226,399      289,212
Accruals and other                                  320,162      168,606
Corporation tax payable                             104,400       49,437
Proposed ordinary dividend                           47,813       35,544
Trade creditors                                      50,002       33,648
Bank overdraft                                        8,453           --
Current maturities of long-term debt                  6,839           --
------------------------------------------------------------------------
                                                    764,068      576,447
------------------------------------------------------------------------


15. LONG-TERM DEBT

                                                       2000         1999
                                                     L.'000       L.'000
----------------------------------------------      --------------------
Senior notes - US $250 million due 2003 at
    6.375% and US$400 million due 2005 at 6.6%      444,201      405,035
US$700 million credit facility due 2003             300,000      228,066
ESDs - C$ 149.6 million due 2003 at 6%               67,115           --
Loan Notes due 2005                                 128,934           --
DM60 million fixed notes due 2001-2003,
    Interest 6.15% - 6.75%                           12,454       12,851
Senior notes - US$9.8 million due 2001 at
    6.5% and US$10 million due 2006 at 6.875%        14,158       13,168
----------------------------------------------      --------------------
Total long-term debt                                966,862      659,120
Less: current maturities of long-term debt           (6,839)          --
----------------------------------------------      --------------------
Total long-term debt net of current maturities      960,023      659,120
------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare or pay cash dividends in excess of 60% of consolidated net profit. Interest is payable based upon LIBOR rates in existence at the time of each borrowing.

The ESDs are issued by a subsidiary of the Company, bear interest at 6% per year (payable semi-annually), and are convertible at any time at the option of the holder into exchangeable shares until August 1, 2003. During 2000, L.505.4 million in ESDs were converted into 45.9 million exchangeable shares, and L.1.5 million in ESDs were settled in cash. The Loan Notes bear interest at the six-month LIBOR rate less 0.5% payable semi-annually. Holders have the right to redeem the Loan Notes on the semi-annual interest payment dates.

Maturities of long-term debt are as follows: L.6,839,000 in 2001, L.6,227,000 in 2002, L.544,189,000 in 2003, L.nil in 2004, and L.409,607,000 due thereafter.


16. PROVISIONS FOR LIABILITIES AND CHARGES

Merger and acquisition provisions       L.'000
----------------------------------     -------
January 1, 2000                         24,730
Cash paid                               (4,789)
Acquisitions and other adjustments      37,488
Foreign exchange                         1,101
----------------------------------     -------
December 31, 2000                       58,530
----------------------------------------------

These provisions consist of amounts provided as a result of the 1997 merger with A I M Management Group Inc., the 1998 acquisition of GT Global, and the 2000 acquisitions of Trimark and Perpetual. AIM provisions include commitments payable pursuant to the AIM merger agreement which expire in 2002. Provisions for liabilities and charges include L.39.6 million in deferred tax liabilities.

17. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                        2000        1999        1998
                                                      L.'000      L.'000      L.'000
--------------------------------------------        --------    --------    --------
(Decrease)/increase in cash                          (40,179)     98,515      (3,477)
Cash (inflow) from client cash                       (17,883)    (33,818)     (7,715)
Cash inflow/(outflow) from cash equivalents          172,361      (6,852)     33,833
Cash (outflow)/inflow from debt and lease
    financing                                           (515)        822         415
Cash (inflow)/outflow from bank loans                (51,401)    108,290    (218,195)
Cash (outflow) from bank overdrafts                       --     (47,578)     44,676
--------------------------------------------        --------    --------    --------
Change in net debt resulting from cash flows          62,383     119,379    (150,463)
--------------------------------------------        --------    --------    --------
Debt and finance leases                             (195,946)       (664)   (309,765)
Translation difference                               (46,412)    (24,005)     15,630
--------------------------------------------        --------    --------    --------
Change in net debt resulting from non-cash
    changes and translation                         (242,358)    (24,669)   (294,135)
--------------------------------------------        --------    --------    --------
Movement in net debt in the year                    (179,975)     94,710    (444,598)
Net debt beginning of the year                      (512,615)   (607,325)   (162,727)
--------------------------------------------        --------    --------    --------
Net debt end of the year                            (692,590)   (512,615)   (607,325)
------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

18. ANALYSIS OF NET DEBT

                                                                    Non-cash
                                    December 31,                 changes and  December 31,
                                            1999     Cash flow   translation          2000
2000                                      L.'000        L.'000        L.'000        L.'000
------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand, including
    acquisitions of L.171,175,000        189,732       140,497        11,844       342,073
Less: cash equivalents, including
    acquisitions of L.102,008,000        (63,389)     (172,361)      (14,202)     (249,952)
Bank overdrafts, including
    acquisitions of L.5,933,000               --        (8,315)         (138)       (8,453)
------------------------------------------------------------------------------------------
                                         126,343       (40,179)       (2,496)       83,668
Client cash                              (41,533)      (17,883)        1,077       (58,339)
------------------------------------------------------------------------------------------
                                          84,810       (58,062)       (1,419)       25,329
Cash equivalents                          63,389       172,361        14,202       249,952
Debt due within one year                      --            --        (6,839)       (6,839)
Debt due after more than one year       (659,120)      (51,401)     (249,502)     (960,023)
Finance leases                            (1,694)         (515)        1,200        (1,009)
------------------------------------------------------------------------------------------
Total                                   (512,615)       62,383      (242,358)     (692,590)
------------------------------------------------------------------------------------------

                                                                    Non-cash
                                    December 31,                 changes and  December 31,
                                            1998     Cash flow   translation          1999
1999                                      L.'000        L.'000        L.'000        L.'000
------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand                 119,651        67,134         2,947       189,732
Less: cash equivalents                   (67,960)        6,852        (2,281)      (63,389)
Bank overdrafts                          (24,651)       24,529           122            --
------------------------------------------------------------------------------------------
                                          27,040        98,515           788       126,343
Client cash                               (7,715)      (33,818)           --       (41,533)
------------------------------------------------------------------------------------------
                                          19,325        64,697           788        84,810
Cash equivalents                          67,960        (6,852)        2,281        63,389
Debt due within one year                  (7,195)        6,494           701            --
Debt due after more than one year       (686,010)       54,218       (27,328)     (659,120)
Finance leases                            (1,405)          822        (1,111)       (1,694)
------------------------------------------------------------------------------------------
Total                                   (607,325)      119,379       (24,669)     (512,615)
------------------------------------------------------------------------------------------

                                                                    Non-cash
                                    December 31,                 changes and  December 31,
                                            1998     Cash flow   translation          1999
1998                                      L.'000        L.'000        L.'000        L.'000
------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand, including
    cash acquired on acquisition of
    L.8,095,000                           70,681        51,983        (3,013)      119,651
Less: cash equivalents, including
    cash equivalents acquired on
    acquisition of L.108,393,000         (35,250)      (33,833)        1,123       (67,960)
Bank overdrafts, including bank
    overdrafts acquired on acquisition
    of L.22,703,000                       (2,556)      (21,627)         (468)      (24,651)
------------------------------------------------------------------------------------------
                                          32,875        (3,477)       (2,358)       27,040
Client cash                                   --        (7,715)           --        (7,715)
------------------------------------------------------------------------------------------
                                          32,875       (11,192)       (2,358)       19,325
Cash equivalents                          35,250        33,833        (1,123)       67,960
Debt due within one year                 (25,991)       10,419         8,377        (7,195)
Debt due after more than one year       (203,598)     (183,938)     (298,474)     (686,010)
Finance leases                            (1,263)          415          (557)       (1,405)
------------------------------------------------------------------------------------------
Total                                   (162,727)     (150,463)     (294,135)     (607,325)
------------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

19. CALLED UP SHARE CAPITAL AND EXCHANGEABLE SHARES


Ordinary Shares
----------------------------------------------------------------------------------
                                              Number      2000    Number      1999
                                                '000    L.'000      '000    L.'000
--------------------------------------     -------------------   -----------------
Authorised ordinary shares of 25p each     1,050,000   262,500   850,800   212,700
--------------------------------------     -------------------   -----------------
Allotted, called up and fully paid
ordinary shares of 25p each                  771,038   192,759   674,468   168,617
----------------------------------------------------------------------------------

As of December 31, 2000 ordinary shares are reserved for the following purposes:

                                                                                  Last
                                                 Shares          Prices    expiry date
                                             -----------------------------------------
Options arising from acquisitions             6,875,648     25p - 1408p       Feb 2010
Conversion of ESDs                            6,180,859              --       Aug 2003
Conversion of exchangeable shares            43,559,501              --       Dec 2009
Subscription agreement (options) with
    the Employee Share Option Trust          53,000,000    153p - 1680p       Dec 2009
Options granted under Sharesave Schemes       2,592,041     334p - 612p       Apr 2005
--------------------------------------------------------------------------------------

During the year the Company has issued 7,761,031 ordinary shares as a result of options exercised.

Exchangeable Shares

The exchangeable shares issued by a subsidiary of the Company are exchangeable into ordinary shares of the Company on a one-for-one basis at any time at the request of the holder. They have, as nearly as practicable, the economic equivalence of the Company's ordinary shares, including the same voting and dividend rights as the ordinary shares. The Company can redeem all outstanding exchangeable shares for ordinary shares after December 31, 2009, or earlier if the total exchangeable shares fall below 5 million.

The exchangeable shares are included as part of share capital in the consolidated balance sheet to present a true and fair view of the consolidated Group's capital structure, which differs from the Companies Act 1985 requirements (to reflect these amounts as minority interests), as they will become and are equivalent to ordinary shares.

Movements in exchangeable shares comprise:

                                         Number
-----------------------------------------------
Issued August 1, 2000                21,377,158
Converted into ordinary shares      (23,674,300)
Converted from ESDs                  45,856,643
-----------------------------------------------
December 31, 2000                    43,559,501
-----------------------------------------------

20. COMMITMENTS AND CONTINGENCIES

The Group operates a number of pension schemes throughout the world. All are defined contribution schemes with the exception of small schemes operating for employees in the UK, US, Hong Kong and Germany, which are defined benefit schemes. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 2000 all plans are fully funded, with the exception of the German scheme, which is unfunded in accordance with local practice. The costs amounted to L.5,860,000 (1999: L.4,791,000, 1998: L.3,774,000) for the defined benefit schemes and L.27,836,000 (1999: L.17,649,000, 1998: L.13,677,000) for
the defined contribution schemes.

                          AMVESCAP PLC AND SUBSIDIARIES

The Group's annual commitments under non-cancelable operating leases are as follows:

                                           Land and buildings                      Other
                                     ------------------------    -----------------------
                                       2000     1999     1998      2000    1999     1998
Operating leases which expire:       L.'000   L.'000   L.'000    L.'000  L.'000   L.'000
----------------------------------   ------------------------    -----------------------
Within one year                         407    1,439    1,932       402     424      277
Within two to five years inclusive   16,810   11,960    9,683     3,548   3,291    1,895
In more than five years              13,856    8,676    4,535     1,292   1,723       --
----------------------------------   ------------------------    -----------------------
                                     31,073   22,075   16,150     5,242   5,438    2,172
----------------------------------------------------------------------------------------


The majority of the leases of land and buildings are subject to rent reviews.

Guarantees and contingencies may arise in the ordinary course of business.

In the normal course of business, the Group is subject to various litigation matters; however, in management's opinion, there are no legal proceedings pending against the Company, which would have a material adverse effect on its financial position, results of operations or liquidity.

21. FINANCIAL INSTRUMENTS

The interest rate profile of the financial liabilities of the Group on December 31 was:

2000
--------------------------------------------------------------------------------------------
                                                            Fixed rate financial liabilities
                                                           ---------------------------------
                                                                                    Weighted
                                                                   Weighted   average period
                                                                    average        for which
                        Total   Floating rate   Fixed rate    interest rate    rate is fixed
Currency               L.'000          L.'000       L.'000                %            Years
--------------------------------------------------------------------------------------------
US dollar             458,679              --      458,679              6.5              3.6
Sterling              429,073         429,073           --               --               --
Euro                   12,454              --       12,454              6.5              2.0
Canadian dollar        67,115              --       67,115              6.0              4.6
Japanese yen              550              --          550              2.0              2.3
--------------------------------------------------------------------------------------------
                      967,871         429,073      538,798              6.5              3.7
--------------------------------------------------------------------------------------------


1999
--------------------------------------------------------------------------------------------
                                                            Fixed rate financial liabilities
                                                           ---------------------------------
                                                                                    Weighted
                                                                   Weighted   average period
                                                                    average        for which
                        Total    Floating rate   Fixed rate   interest rate    rate is fixed
Currency               L.'000           L.'000       L.'000               %            Years
--------------------------------------------------------------------------------------------
US dollar             646,824          228,066      418,758             6.5              4.6
DM                     12,851               --       12,851             6.5              3.0
Sterling                  219               --          219            11.0              1.5
Other                     920               --          920             2.8              3.3
--------------------------------------------------------------------------------------------
                      660,814          228,066      432,748             6.5              4.5
--------------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

The Group held the following financial assets as of December 31:

                             2000       1999
                            L.'000    L.'000
------------------------   -------   -------
Cash deposits:
--------------
US dollar                  137,125    88,689
Sterling                   118,687    29,685
Canadian dollar             34,847        --
Euro                        36,149    31,029
Japanese yen                 4,736    21,090
Other                       10,529    19,239
Debt securities:
----------------
Euro                        44,676    43,083
Treasury bills and other    12,630     2,239
------------------------   -----------------
Total                      399,379   235,054
--------------------------------------------


The cash deposits comprise deposits placed primarily in money market accounts and 7-day deposits. All the investments in debt securities are in fixed rate securities. The average interest rate on the euro securities is 5.0%, and the average time for which the rate is fixed is 0.1 years. The average interest rate on the treasury bills is 8.0% (1999: 5.71%), and average time for which the rate is fixed is 2.6 years (1999: 0.7 years).

The Group has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. There were no material differences between the book value and fair values of financial assets and liabilities at December 31, 2000 and 1999.

                          AMVESCAP PLC AND SUBSIDIARIES

22. RECONCILIATION TO US ACCOUNTING PRINCIPLES

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles ("GAAP") in the United Kingdom which differ in certain material respects from US GAAP. The following is a summary of material adjustments to profit and shareholders' funds which would be required if US Generally Accepted Accounting Principles ("US GAAP") had been applied instead of UK Generally Accepted Accounting Principles ("UK GAAP").

                                                   2000                    1999                    1998
Profit                               L.'000      $'000*      L.'000       $'000*     L.'000       $'000*
-------------------------------------------------------------------------------------------------------
Profit for the financial year
     (UK GAAP)                      288,530     429,910     181,032     293,272      94,105     158,096
Acquisition accounting(a)           (65,451)    (97,522)    (76,380)   (123,736)    (36,091)    (60,633)
Taxation(b)                         (45,127)    (67,239)    (14,578)    (23,616)    (13,613)    (22,870)
Other(e)                              2,758       4,109      (2,040)     (3,305)       (150)       (252)
-------------------------------------------------------------------------------------------------------
Net income (US GAAP)                180,710     269,258      88,034     142,615      44,251      74,341

Earnings per ordinary share:
   -basic                             26.7p                   13.8p                    7.4p
   -diluted                           25.6p                   13.2p                    7.0p
Earnings per ordinary share
   before goodwill amortization:
   -basic                             44.6p                   29.2p                   20.8p
   -diluted                           42.6p                   28.0p                   19.5p
Earnings per ADS**:
   -basic                                      $    .80                $    .45                $    .25
   -diluted                                    $    .76                $    .43                $    .24
Earnings per ADS** before
   goodwill amortization:
   -basic                                      $   1.33                $    .95                $    .70
   -diluted                                    $   1.27                $    .91                $    .66
-------------------------------------------------------------------------------------------------------

                                                     2000                        1999
Shareholders' funds                  L.'000         $'000        L.'000         $'000
-------------------------------------------------------------------------------------
Shareholders' funds (UK GAAP)     2,103,080     3,133,589       436,661       707,391
Acquisition accounting(a)         1,020,052     1,519,877       993,765     1,609,899
Treasury stock(c)                  (168,292)     (250,755)     (132,615)     (214,836)
Dividends(d)                         47,813        71,241        35,544        57,581
Other(e)                             15,968        23,792         3,957         6,410
-------------------------------------------------------------------------------------
Shareholders' equity (US GAAP)    3,018,621     4,497,744     1,337,312     2,166,445
-------------------------------------------------------------------------------------

 * Pounds sterling for the fiscal years ending December 31, 2000, 1999, and 1998 have been translated to US dollars using $1.49, $1.62, and $1.68, respectively, per L.1.00.
 ** Per share amounts in US dollars represent amounts per American Depositary Share, equivalent to 2 ordinary shares.

(a) Acquisition accounting

Under UK GAAP, goodwill arising on acquisitions prior to 1998 has been eliminated directly against reserves. Goodwill arising in 1998 and after is capitalized and amortized over a period of 20 years. Integration-related amounts were expensed directly to the profit and loss account.

Under US GAAP, goodwill and other intangible assets are capitalized and amortized over a period of 20 years. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year paid.

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

(c) Treasury stock

Under UK GAAP, shares held by the ESOT are reflected as investments. Additionally, the trust related to the Global Stock Plan is not consolidated with the Group. Under US GAAP, shares held by the ESOT and the Global Stock Plan trust are reflected as treasury stock.

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

23. GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

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

     Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 2000, 1999, and 1998. Prior year disclosures have been restated to reflect the internal reorganization of INVESCO Inc., which occurred at the beginning of 2000.

                          AMVESCAP PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET AND RECONCILIATION OF
SHAREHOLDERS' FUNDS FROM UK TO US GAAP

2000                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Fixed assets                            606,049        2,509,058        2,394,967       (2,778,670)       2,731,404
Current assets                          181,283        1,327,418           55,653               --        1,564,354
Creditors: amounts falling
   due within one year                 (127,629)        (964,152)         (82,344)              --       (1,174,125)
Intercompany balances                  (131,948)         (12,277)         144,225               --               --
Creditors: amounts falling
   due after more than one year          (7,663)        (124,316)        (886,574)              --       (1,018,553)
-------------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                520,092        2,735,731        1,625,927       (2,778,670)       2,103,080
-------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                   2,823               34          192,759           (2,857)         192,759
Share premium account                   627,850            1,355        1,488,933         (629,205)       1,488,933
Exchangeable shares                          --          477,153               --               --          477,153
Profit and loss account                 361,718          626,951          593,420         (988,669)         593,420
Other reserves                         (472,299)       1,630,238         (649,185)      (1,157,939)        (649,185)
-------------------------------------------------------------------------------------------------------------------
Shareholders' funds under
   UK GAAP                              520,092        2,735,731        1,625,927       (2,778,670)       2,103,080
-------------------------------------------------------------------------------------------------------------------

Reconciliation to US
   accounting principles
US GAAP adjustments:
Acquisition accounting                   65,731          954,321        1,020,052               --        1,020,052
Treasury stock                               --               --         (168,292)              --         (168,292)
Dividends                                    --               --           47,813               --           47,813
Other                                     9,393            6,575           15,968               --           15,968
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity under
    US GAAP                             595,216        3,696,627        2,541,468               --        3,018,621
-------------------------------------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

1999                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Fixed assets                            571,386          705,004          761,853       (1,137,166)         901,077
Current assets                          164,621          732,074           29,028               --          925,723
Creditors: amounts falling
   due within one year                  (83,005)        (578,653)         (44,631)              --         (706,289)
Intercompany balances                  (272,357)         (64,322)         336,679               --               --
Creditors: amounts falling
   due after more than one year         (17,479)         (20,103)        (646,268)              --         (683,850)
-------------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                363,166          774,000          436,661       (1,137,166)         436,661
-------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                   3,780              (64)         168,617           (3,716)         168,617
Share premium account                   703,021         (369,246)         478,860         (333,775)         478,860
Profit and loss account                 156,542          398,517          380,717         (555,059)         380,717
Other reserves                         (500,177)         744,793         (591,533)        (244,616)        (591,533)
-------------------------------------------------------------------------------------------------------------------
Shareholders' funds under
   UK GAAP                              363,166          774,000          436,661       (1,137,166)         436,661
-------------------------------------------------------------------------------------------------------------------

Reconciliation to US
   accounting principles
US GAAP adjustments:
Acquisition accounting                   67,167          926,598          993,765                           993,765
Treasury stock                               --               --         (132,615)                         (132,615)
Dividends                                    --               --           35,544                            35,544
Other                                      (776)           4,733            3,957                             3,957
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity under
    US GAAP                             429,557        1,705,331        1,337,312                         1,337,312
-------------------------------------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES

              CONDENSED CONSOLIDATING STATEMENT OF PROFIT AND LOSS
               AND RECONCILIATION OF NET INCOME FROM UK TO US GAAP

2000                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Revenues                                747,903          880,759               --               --        1,628,662
Operating expenses                     (375,037)        (666,119)           1,405               --       (1,039,751)
-------------------------------------------------------------------------------------------------------------------
Operating profit                        372,866          214,640            1,405               --          588,911
Other net income/(expense)              (70,594)         (80,605)           8,521               --         (142,678)
-------------------------------------------------------------------------------------------------------------------
Profit before taxation                  302,272          134,035            9,926               --          446,233
Taxation                                (85,820)         (67,785)          (4,098)              --         (157,703)
-------------------------------------------------------------------------------------------------------------------
Profit for the financial year           216,452           66,250            5,828               --          288,530
Share of profits of
   Subsidiaries                          94,105          216,452          282,702         (593,259)              --
-------------------------------------------------------------------------------------------------------------------
Net income under UK                     310,557          282,702          288,530         (593,259)         288,530
   GAAP, (equity method)
Reconciliation to US
   Accounting principles
US GAAP adjustments:
Acquisition accounting                   (7,974)         (57,477)         (65,451)                          (65,451)
Taxation                                (39,737)          (5,390)         (45,127)                          (45,127)
Other                                     2,758               --            2,758                             2,758
-------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                265,604          219,835          180,710                           180,710
-------------------------------------------------------------------------------------------------------------------


1999                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Revenues                                538,188          534,162               --               --        1,072,350
Operating expenses                     (269,195)        (449,032)          (1,410)              --         (719,637)
-------------------------------------------------------------------------------------------------------------------
Operating profit                        268,993           85,130           (1,410)              --          352,713
Other net income/(expense)              (55,555)         (20,745)           6,629               --          (69,671)
-------------------------------------------------------------------------------------------------------------------
Profit before taxation                  213,438           64,385            5,219               --          283,042
Taxation                                (72,022)         (28,131)          (1,857)              --         (102,010)
-------------------------------------------------------------------------------------------------------------------
Profit for the financial year           141,416           36,254            3,362               --          181,032
Share of profits of
   subsidiaries                          50,411          141,416          177,670         (369,497)              --
-------------------------------------------------------------------------------------------------------------------
Net income under UK                     191,827          177,670          181,032         (369,497)         181,032
   GAAP, (equity method)
Reconciliation to US
   accounting principles
US GAAP adjustments:
Acquisition accounting                   (7,480)         (68,900)         (76,380)                          (76,380)
Taxation                                (11,159)          (3,419)         (14,578)                          (14,578)
Other                                    (2,040)              --           (2,040)                           (2,040)
-------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                171,148          105,351           88,034                            88,034
-------------------------------------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES


1998                                                                                   Consolidate
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Revenues                                413,495          388,677               --               --          802,172
Operating expenses                     (223,425)        (320,187)          (1,244)              --         (544,856)
-------------------------------------------------------------------------------------------------------------------
Operating profit                        190,070           68,490           (1,244)              --          257,316
Other net (expense)/income              (61,013)         (43,786)           8.961               --          (95,838)
-------------------------------------------------------------------------------------------------------------------
Profit before taxation                  129,057           24,704            7,717               --          161,478
Taxation                                (39,729)         (25,258)          (2,386)              --          (67,373)
-------------------------------------------------------------------------------------------------------------------
Profit for the financial year            89,328             (554)           5,331               --           94,105
Share of profits of
   Subsidiaries                          32,742           89,328           88,774         (210,844)              --
-------------------------------------------------------------------------------------------------------------------
Net income under UK                     122,070           88,774           94,105         (210,844)          94,105
   GAAP, (equity method)
Reconciliation to US
   accounting principles
US GAAP adjustments:
Acquisition accounting                   (7,367)         (28,724)         (36,091)                          (36,091)
Taxation                                (22,120)           8,507          (13,613)                          (13,613)
Other                                    (1,773)           1,623             (150)                             (150)
-------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                 90,810           70,180           44,251                            44,251
-------------------------------------------------------------------------------------------------------------------

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

2000                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Net cash inflow from                    306,422          108,126          166,420               --          580,968
   operating activities
Banking and insurance activities             --            5,795               --               --            5,795
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                 (42,705)         124,858           82,736         (198,164)         (33,275)
Taxation                               (123,907)          (2,300)          10,449               --         (115,758)
Net cash (outflow)/inflow from
   capital expenditure and
   financial  investment                (37,593)         (43,714)           7,147               --          (74,160)
Acquisitions and disposals                   --               --         (235,321)              --         (235,321)
Dividends paid                         (128,688)         (69,476)         (63,558)         198,164          (63,558)
Net cash (outflow)/inflow from
   financing                               (275)           8,216           67,865               --           75,806
Change in bank overdrafts                    --           (8,315)              --               --           (8,315)
Change in cash equivalents               20,664         (151,963)         (41,062)              --         (172,361)
-------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash              (6,082)         (28,773)          (5,324)              --          (40,179)
-------------------------------------------------------------------------------------------------------------------

1999                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from          284,262          (46,981)         132,464               --          369,745
   operating activities
Banking and insurance activities             --           (3,698)              --               --           (3,698)
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                 (34,440)         151,932           45,644         (194,161)         (31,025)
Taxation                                (71,569)          22,029           (6,914)              --          (56,454)
Net cash (outflow)/inflow from
   capital expenditure and
   financial  investment                (31,628)          40,815          (59,483)              --          (50,296)
Dividends paid                         (150,666)         (43,495)         (54,394)         194,161          (54,394)
Net cash outflow from
   financing                               (257)         (54,126)         (52,361)              --         (106,744)
Change in bank overdrafts                    --           24,529               --               --           24,529
Change in cash equivalents                4,794            2,058               --               --            6,852
-------------------------------------------------------------------------------------------------------------------
Increase in cash                            496           93,063            4,956               --           98,515
-------------------------------------------------------------------------------------------------------------------

                          AMVESCAP PLC AND SUBSIDIARIES


1998                                                                                  Consolidated
                                      Guarantor    Non-guarantor     AMVESCAP PLC      elimination     Consolidated
                                   subsidiaries     subsidiaries   parent company          entries            total
                                         L.'000           L.'000           L.'000           L.'000           L.'000
-------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from          240,092          (70,009)         (35,617)              --          134,466
   operating activities
Banking and insurance activities             --           25,395               --               --           25,395
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                 (29,826)          70,056           62,821         (126,457)         (23,406)
Taxation                                (65,653)          15,064           (9,522)              --          (60,111)
Net cash (outflow)/inflow from
   capital expenditure and
   financial investment                 (39,313)         200,623         (234,660)              --          (73,350)
Net cash inflow/(outflow)
   related to acquisitions                   --           89,344         (216,303)              --         (126,959)
Dividends paid                         (102,389)         (24,068)         (44,410)         126,457          (44,410)
Net cash inflow/(outflow) from
   financing                              2,494         (255,349)         473,213               --          220,358
Change in bank overdrafts                    --          (21,627)              --               --          (21,627)
Change in cash equivalents               (4,364)         (29,469)              --               --          (33,833)
--------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash               1,041              (40)          (4,478)              --           (3,477)
--------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, AMVESCAP hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on May 17, 2001.

                                  AMVESCAP PLC



                                  /s/ ROBERT F. MCCULLOUGH
                                  ----------------------------------------------
                                  Robert F. McCullough
                                  Chief Financial Officer

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
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

1.3           Articles of Association of AMVESCAP, adopted on August 1, 2000.

2.1 Form of Certificate for Ordinary Shares of AMVESCAP, incorporated by reference to exhibit 4.5 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

2.2 Form of Certificate for American Depositary Shares, representing two Ordinary Shares.

2.3           Amended and Restated Deposit Agreement, dated as of November 8,
              2000, among AMVESCAP, The Bank of New York and the holders of American Depositary Receipts issued thereunder.

4.1 Standstill Agreement, dated as of November 4, 1996, by and among AMVESCAP and the shareholders named therein, incorporated by reference to exhibit 2.3 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

4.2 Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.4 to AMVESCAP's
              Registration Statement on Form F-3/F-1 (file nos. 33-5990 and
              33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

4.3           Amended and Restated Transfer Restriction Agreement, dated as of
              November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.14 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange
              Commission on May 6, 1997.

4.4 Waiver, dated as of February 28, 1997, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4,
              1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 2.15 to AMVESCAP's Annual
              Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

4.5           Waiver, dated as of May 1998, regarding the Amended and Restated
              Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 1.1 to Amendment No. 1 to AMVESCAP's Registration Statement on Form F-3 (file no. 333-8680), filed with the Securities and Exchange Commission on May 21, 1998.

4.6 Waiver, dated as of September 29, 1998, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4,
              1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management Group Inc., incorporated by reference to exhibit 3.12 to AMVESCAP's Annual
              Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

4.7 Announcement of Waiver, dated as of November 22, 2000, regarding the Amended and Restated Transfer Restriction Agreement, dated as of November 4, 1996, by and among AMVESCAP, the shareholders named therein, the option holders named therein, the spouses of the shareholders and option holders named therein and A I M Management
              Group Inc., incorporated by reference to AMVESCAP's Report of Foreign Private Issuer filed on Form 6-K, filed with the Securities and Exchange Commission on November 22, 2000.

4.8 Registration Rights Agreement, dated as of February 28, 1997, by and among AMVESCAP and the former shareholders of A I M Management
              Group, Inc. named therein, incorporated by reference to exhibit
              2.11 to AMVESCAP's Annual Report on Form 20-F for the year ended
              December 31, 1996, filed with the Securities and Exchange
              Commission on May 6, 1997.

4.9 Indemnification Agreement, dated as of February 28, 1997, by and among AMVESCAP, Charles T. Bauer, Robert H. Graham, Gary T. Crum and certain related persons named therein, incorporated by reference to exhibit 2.6 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

4.10          Amended and Restated Credit Agreement, dated as of December 17,
              1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and NationsBank, N.A., as co-syndication agents, and NationsBank, N.A., as funding agent, incorporated by reference to exhibit 3.17 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

4.11          Letter Amendment No. 1, dated as of June 7, 2000, to Amended and
              Restated Credit Agreement, dated as of December 17, 1997, among
              AMVESCAP, as borrower, the lenders named therein, Citibank, N.A.
              and Bank of America, N.A., as co-syndication agents, and Bank of America, N.A., as funding agent.

4.12 Letter Amendment No. 2, dated as of October 19, 2000, to Amended and Restated Credit Agreement, dated as of December 17, 1997, among AMVESCAP, as borrower, the lenders named therein, Citibank, N.A. and Bank of America, N.A., as co-syndication agents, and Bank of America, N.A., as funding agent.

4.13          Letter Amendment No. 3, dated as of March 13, 2001, to Amended and
              Restated Credit Agreement, dated as of December 17, 1997, among
              AMVESCAP, as borrower, the lenders named therein, Citibank, N.A.
              and Bank of America, N.A., as co-syndication agents, and Bank of America, N.A., as funding agent.

4.14          Assumption of Guaranty from A I M Advisors, Inc., dated as of
              December 22, 1997, incorporated by reference to exhibit 3.18 to AMVESCAP's Annual Report on Form 20-F for the year ended December
              31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

4.15 Assumption of Guaranty from A I M Management Group Inc., dated as of December 22, 1997, incorporated by reference to exhibit 3.19 to AMVESCAP's Annual Report on Form 20-F for the year ended December
              31, 1997, filed with the Securities and Exchange Commission on April 27, 1998.

4.16          Guaranty from INVESCO, Inc., INVESCO North American Holdings, Inc.
              and INVESCO Capital Management, Inc., dated as of February 14,
              1997.

4.17 Second Amended and Restated Purchase and Sale Agreement dated as of December 14, 2000, among A I M Management Group Inc., Citibank,
              N.A. and Citicorp North America, Inc.

4.18          Indenture, dated as of December 16, 1996, among LGT Asset
              Management, Inc., LGT Bank in Liechtenstein Aktiengesellschaft, and Citibank, N.A., incorporated by reference to exhibit 3.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December
              31, 1998, filed with the Securities and Exchange Commission on March 30, 1999. 4.19 First Supplemental Indenture, dated as of
              December 31, 1999, among INVESCO, Inc., LGT Bank in Lichetenstein
              Aktiengesellschaft, and Citibank, N.A.

4.20          Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. and
              Bank in Liechtenstein Aktiengesellschaft, incorporated by reference to exhibit 3.29 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

4.21          Indenture, dated as of May 7, 1998, for AMVESCAP's Senior Exchange
              Notes due 2003 and 2005, among AMVESCAP, A I M Management Group,
              Inc., A I M Advisors, Inc., INVESCO, Inc., INVESCO North American
              Holdings, Inc. and INVESCO Capital Management, Inc., as initial securities guarantors, and SunTrust Bank, Atlanta, as trustee, incorporated by reference to exhibit 4.1 to AMVESCAP's
              Registration Statement on Form F-4 (file no. 333-8954) filed with the Securities and Exchange Commission on June 15, 1998.

4.22          AMVESCAP Deferred Fees Share Plan.

4.23 Amended and Restated Merger Agreement, dated as of May 9, 2000, between AMVESCAP and Trimark.

4.24          Support Agreement, dated as of August 1, 2000, between AMVESCAP,
              AVZ Callco Inc., and AMVESCAP Inc.

4.25 Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company.

4.26          Indenture, dated August 1, 2000, among AMVESCAP Inc., AMVESCAP and
              CIBC Mellon Trust Company.

4.27          Final Offer Document, dated October 19, 2000, for Cash and Share
              Offer by Schroder Salomon Smith Barney on behalf of AMVESCAP PLC to acquire all of the issued share capital of Perpetual plc, incorporated by reference to AMVESCAP's Report of Foreign Private
              Issuer filed on Form 6-K, filed with the Securities and Exchange
              Commission on November 6, 2000.

4.28          Merger Agreement, dated as of February 28, 2001, among National
              Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc.