Form 20-F
period 2001-12-31
AMVESCAP PLC/LONDON/
filed 2002-04-04
CIK 914208

               United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

                         Commission File Number 1-13908

                                   AMVESCAP PLC
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                   England
                ----------------------------------------------
                (Jurisdiction of incorporation or organization)

              11 Devonshire Square, London, EC2M 4YR, United Kingdom
              ------------------------------------------------------
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange on
      Title of each class                                 which registered
-------------------------------------                 ------------------------

American Depositary Shares each                       New York Stock Exchange
representing 2 Ordinary Shares of 25
pence par value per share

Ordinary Shares of 25 pence par value per share       London Stock Exchange
                                                      SBF - Paris Bourse
                                                      New York Stock Exchange/1/

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of shares outstanding of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report.

                                                        Outstanding at
           Class                                      December 31, 2001
----------------------------                          -----------------
Ordinary Shares of 25 pence                            784,146,829/2/
par value per share


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days.   YES [X]   NO [_]

Indicate by check mark which financial statement item the registrant has elected to follow.
[ X ] Item 17         [_] Item 18



/1/ Listed not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares' primary trading market is the London Stock Exchange.
/2/ Includes Ordinary Shares represented by outstanding American Depositary Shares.

                               TABLE OF CONTENTS

PART I    .......................................................     1

Cautionary Statements Concerning Forward-Looking Statements......     1

Item 1.   Identity of Directors, Senior Management and Advisers..     1

Item 2.   Offer Statistics and Expected Timetable................     1

Item 3.   Key Information........................................     1
            Selected Financial Data..............................     1
            Dividends............................................     3
            Market for Our Securities............................     4
            Exchange Rates.......................................     4
            Financial Statements and Reports.....................     5
            Risk Factors.........................................     5

Item 4.   Information on the Company.............................     8
            History and Development of AMVESCAP..................     8
            Business Overview....................................     8
            Operating Groups.....................................    10
                  Managed Products...............................    10
                  INVESCO Institutional..........................    11
                  INVESCO Global.................................    12
                  INVESCO Retirement.............................    13
                  Private Wealth Management......................    13
            Our Business Strategy................................    13
                  Globalization..................................    14
                  Diverse Product Offerings......................    14
                  Multiple Distribution Channels.................    14
                  Alignment of Interests of Employees and
                    Shareholders.................................    14
            Competition..........................................    14
            Management Contracts.................................    15
            Government Regulations...............................    15
            Our Organizational Structure.........................    16
            Property.............................................    16

Item 5.   Operating and Financial Review and Prospects...........    17
            General..............................................    17
            Changes in Assets Under Management...................    18
            Results of Operations................................    19
            2001 Compared to 2000................................    20
                  Assets Under Management........................    20
                  Operating Results..............................    20
                  Managed Products...............................    21
                  INVESCO Institutional..........................    21
                  INVESCO Global.................................    22
                  INVESCO Retirement.............................    23
                  Private Wealth Management......................    23
                  New Business Expense...........................    23
                  Corporate......................................    23
                  Other Income/Expense...........................    23
                  Taxation.......................................    24
            2000 Compared to 1999................................    24
                  Assets Under Management........................    24
                  Operating Results..............................    24
                  Managed Products...............................    25
                  INVESCO Institutional..........................    25

                  INVESCO Global.................................    25
                  INVESCO Retirement.............................    26
                  New Business...................................    26
                  Corporate......................................    26
                  Other Income/Expense...........................    26
                  Taxation.......................................    26
            Liquidity and Capital Resources......................    26
                  Cash Flows.....................................    26
                  Borrowings.....................................    26
                  Capital Expenditures...........................    27
                  Dividends......................................    27
            Summary of Differences Between U.K. GAAP
              and U.S. GAAP......................................    28
            New Accounting Standards.............................    28

Item 6.   Directors, Senior Management and Employees.............    28
            Directors and Senior Management......................    28
            Compensation of Directors and Senior Management......    33
                  Salary, Bonus and Other Benefits...............    33
                  Option Grants..................................    34
                  Pension Rights.................................    34
                  AMVESCAP Global Stock Plan.....................    34
                  AMVESCAP Deferred Fees Share Plan..............    35
                  INVESCO Employee Stock Ownership Plan..........    35
                  AMVESCAP Executive Share Option Schemes........    35
            Board Practices......................................    35
            Employees............................................    36
            Share Ownership......................................    37
                  Ownership of Ordinary Shares...................    37
                  Options to Purchase Securities from AMVESCAP...    38
                  Employee Ownership Opportunities...............    39

Item 7.   Major Shareholders and Related Party Transactions......    39
            Major Shareholders...................................    40
            Related Party Transactions...........................    40

Item 8.   Financial Information..................................    41
            Consolidated Statements and Other Financial
              Information........................................    41
            Legal Proceedings....................................    41
            Dividend Distributions...............................    41
            Significant Changes in Financial Information.........    41

Item 9.   The Offer and Listing..................................    41
            Nature of Trading Market and Price History...........    41

Item 10.  Additional Information.................................    42
            Memorandum and Articles of Association...............    42
                  Directors......................................    42
                  Rights attaching to our shares.................    43
                  Dividends and entitlement in the event of
                    liquidation to any surplus...................    44
            Material Contracts...................................    44
            Exchange Controls....................................    49
            Taxation.............................................    49

Item 11.  Quantitative and Qualitative Disclosures About
            Market Risk..........................................    51

Item 12.  Description of Securities Other than Equity Securities.    51

PART II   .......................................................    51

Item 13.  Defaults, Dividend Arrearages and Delinquencies........    52

Item 14.  Material Modifications to the Rights of Security
            Holders and Use of Proceeds. ........................    52

Item 15.  [Reserved].............................................    52

Item 16.  [Reserved].............................................    52

PART III  .......................................................    52

Item 17.  Financial Statements...................................    52

Item 18.  Financial Statements...................................    52

Item 19.  Exhibits...............................................    52

SIGNATURES.......................................................    56

                                    PART I

          Cautionary Statements Concerning Forward-Looking Statements

       We believe it is important to communicate our future expectations to our shareholders and to the public. This report includes, and documents incorporated by reference herein and public filings and oral and written statements by us and our management may include, statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business, general economic conditions and statements that are preceded by, followed by, or include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "could," "should," "would" or similar expressions.

       Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements made or incorporated by reference in this Form 20-F in light of future events, except as otherwise required by law. We caution investors not to rely unduly on any forward-looking statements.

       The following important factors, and important factors described elsewhere in this report or in other filings with the Securities and Exchange Commission, among others, could cause our results to differ from any results that we may project, forecast or estimate in any such forward-looking statements: (1) variations in demand for our investment products; (2) significant changes in net cash flows into or out of our business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations; (7) adverse results in litigation; (8) exchange rate fluctuations; (9) the effect of economic conditions and interest rates on a U.K., U.S. or international basis; (10) our ability to compete in the investment management business; (11) the effect of consolidation in the investment management business; (12) limitations or restrictions on access to distribution channels for our products; (13) our ability to attract and retain key personnel; (14) the investment performance of our investment products and our ability to retain our accounts; (15) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; and (16) the effect of system delays and interruptions on our operations.

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

Selected Financial Data

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The following tables present selected consolidated financial information of AMVESCAP as of and for each of the five fiscal years ended December 31, 2001. The financial statement information as of and for each of the years in the five-year period ended December 31, 2001, has been derived from the Consolidated Financial Statements, which for each year in such five-year period have been audited by Arthur Andersen, independent auditors. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects" and Note 23 to the Consolidated Financial Statements, below. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and "Item 5. Operating and Financial Review and Prospects," below.

                                                                                     Year Ended December 31, (1)
                                                       2001 (2)               2001            2000 (3)            1999 (3)
                                                       -------                ----            -------             -------
                                                                                    (In thousands, except per share data)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
 Revenues.....................................      $2,348,778   (Pounds)1,619,847  (Pounds)1,628,662   (Pounds)1,072,350
 Operating profit before goodwill
  amortization and exceptional items..........         758,872             523,360            588,911             352,713
 Operating profit.............................         472,535             325,886            480,690             315,959
 Profit before taxation.......................         406,635             280,438            446,233             283,042
 Profit after taxation........................         224,464             154,803            300,728             181,484
 Earnings per share before goodwill
  amortization and exceptional items:
   Basic......................................                                41.2p              57.5p               34.1p
   Diluted....................................                                40.0p              54.7p               32.7p
 Earnings per share:
   Basic......................................                                19.2p              44.4p               28.4p
   Diluted....................................                                18.6p              42.3p               27.2p
Approximate amounts in accordance with U.S.
 GAAP:
 Net income...................................         116,320              80,221            180,710              88,034
 Earnings per share before goodwill
  amortization:
   Basic......................................                                34.8p              44.6p               29.2p
   Diluted....................................                                33.8p              42.6p               28.0p
 Earnings per share:
   Basic......................................                                10.0p              26.7p               13.8p
   Diluted....................................                                 9.7p              25.7p               13.2p

                                                            1998 (3)          1997 (3)
                                                            -------           -------
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
 Revenues.....................................      (Pounds)802,172   (Pounds)530,659
 Operating profit before goodwill
  amortization and exceptional items..........              257,316           186,086
 Operating profit.............................              187,495           186,086
 Profit before taxation.......................              161,478           177,293
 Profit after taxation........................               99,848           118,203
 Earnings per share before goodwill
  amortization and exceptional items:
   Basic......................................                 26.9p             22.9p
   Diluted....................................                 25.2p             21.0p
 Earnings per share:
   Basic......................................                 16.6p             22.9p
   Diluted....................................                 15.6p             21.0p
Approximate amounts in accordance with U.S.
 GAAP:
 Net income...................................               44,251            68,953
 Earnings per share before goodwill
  amortization:
   Basic......................................                 20.8p             22.0p
   Diluted....................................                 19.5p             20.2p
 Earnings per share:
   Basic......................................                  7.4p             13.4p
   Diluted....................................                  7.0p             12.4p

                                                                                       As of December 31, (1)
                                                       2001 (2)               2001            2000 (3)            1999 (3)
                                                       -------                ----            -------             -------
                                                                                           (In thousands)
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
 Net current assets, excluding banking and
  insurance activities........................      $  209,758    (Pounds) 144,661   (Pounds) 350,566    (Pounds) 212,643
 Goodwill.....................................       3,905,806           2,693,659          2,373,060             661,432
 Total assets.................................       5,711,003           3,938,623          3,907,147           1,649,692
 Current maturities of debt...................         182,451             125,828              6,839                  --
 Long-term debt, excluding current
  maturities..................................       1,224,213             844,285            960,023             659,120
 Capital and reserves.........................       3,308,123           2,281,464          2,130,001             451,384
Approximate capital and reserves in
 accordance with U.S. GAAP....................       4,512,446           3,112,031          3,018,621           1,337,312

                                                             1998 (3)          1997 (3)
                                                             -------           -------
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
 Net current assets, excluding banking and
  insurance activities........................      (Pounds) 119,534    (Pounds) 88,520
 Goodwill.....................................               711,795                ---
 Total assets.................................             1,427,107            428,610
 Current maturities of debt...................                 7,195             25,991
 Long-term debt, excluding current
  maturities..................................               686,010            203,598
 Capital and reserves.........................               345,241            (12,934)
Approximate capital and reserves in
 accordance with U.S. GAAP....................             1,255,106            996,362

                                                                                Year Ended December 31, (1)
                                                     2001 (2)             2001             2000             1999
                                                    --------           -------          -------          -------
                                                                                      (In thousands)
Other Data:
Amounts in accordance with U.K. GAAP:
 Cash provided by operations..................      $770,701   (Pounds)531,518  (Pounds)585,211  (Pounds)358,375
 EBITDA (4)...................................       874,956           603,418          659,665          431,063
Amounts in accordance with U.S. GAAP:
 Approximate EBITDA (4).......................       877,124           604,913          662,422          414,634
Dividends per share (pence)...................                              11               10                9

                                                               1998             1997
                                                               ----             ----
Other Data:
Amounts in accordance with U.K. GAAP:
 Cash provided by operations..................      (Pounds)134,466  (Pounds)234,000
 EBITDA (4)...................................              309,459          218,689
Amounts in accordance with U.S. GAAP:
 Approximate EBITDA (4).......................              281,112          214,625
Dividends per share (pence)...................                    8                7

                                                          As of December 31, (1)
                                                  ---------------------------------------
                                                     2001    2000    1999    1998    1997
                                                     ----    ----    ----    ----    ----
                                                               (In billions)
Total assets under management.................     $397.9  $402.6  $357.4  $275.4  $192.2

----------------
(1) Includes the results of operations attributable to acquired businesses from the respective dates of purchase. See "Item 5: Operating and Financial Review and Prospects" and Note 2 to our Consolidated Financial Statements, below.
(2) For the convenience of the reader, we have translated pounds sterling as of and for the fiscal year ended December 31, 2001 into U.S. dollars using the noon buying rate on December 31, 2001 of $1.45 per (Pounds)1.00. We did not use noon buying rates in the preparation of our Consolidated Financial Statements. The rates that we used in the preparation of our Consolidated Financial Statements for the fiscal year ended December 31, 2001 were $1.43 per (Pounds)1.00 for profit and loss statement items, which was the average prevailing exchange rate during the year, and $1.45 per (Pounds)1.00 for balance sheet items, which was the rate prevailing at December 31, 2001. For a discussion of the effects of currency fluctuations on our combined results of operations and combined financial position, see "Risk Factors" and "Item 5: Operating and Financial Review and Prospects," below.
(3) Restated for the impact of adopting FRS 19, "Deferred Tax." The U.K. Accounting Standards Board issued FRS 19, which requires companies to change their method of computing deferred taxes. We adopted this new statement in 2001, including a restatement of prior years' profit and loss account and balance sheet.
(4) EBITDA consists of earnings before taxation and exceptional item and excluding interest expense, depreciation and amortization charges. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP) as an indicator of our operating performance, cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP) as a measure of liquidity, or any other measure of operating performance determined in accordance with U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies.

Dividends

       Our practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of our Board of Directors, and the final dividend is payable after approval of our financial statements and such dividend by our shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration, payment and amount of any future dividends will be declared or recommended by our Board of Directors and will depend upon, among other factors, our earnings, financial condition and capital requirements at the time such declaration and payment are considered. See "Item 10. Additional Information," below, for further discussion of our dividend policy and taxes applicable to dividends. See "Item 5. Operating and Financial Review and Prospects," and Note 16 to our Consolidated Financial Statements, below, for a discussion of restrictions on our ability to declare dividends.

       The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated, translated into U.S. cents per American Depositary Share:

       Year Ended                                                               U.S. Cents per American
       December 31,                Pence per Ordinary Share                        Depositary Share(1)
  ----------------------     ------------------------------------     ------------------------------------------
                                  Interim     Final      Total             Interim       Final        Total
                                  -------     -----      -----             -------       -----        -----
          1997                     2.50        4.50         7.00              8.08       14.74        22.82
          1998                     3.00        5.00         8.00             10.11       15.69        25.79
          1999                     3.50        5.50         9.00             11.55       17.17        28.72
          2000                     4.00        6.00        10.00             11.55       17.19        28.74
          2001                     4.50        6.50/(2)/   11.00/(2)/        13.32         /(3)/        /(3)/

________________________
(1) Based on Noon Buying Rates, which are the noon buying rates in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the dates specified, in effect at the respective payment dates, and adjusted to reflect the one-for-two adjustment to the Ordinary Share per American Depositary Share ratio in April 1998, and the change in the Ordinary Share per American Depositary Share ratio from five-for-one to two-for-one on November 8, 2000.
(2) Subject to approval of the final dividend by the shareholders at the Annual General Meeting to be held in April 2002.
(3) If approved, the final dividend will be paid on May 2, 2002. Therefore, no currency translation can yet be made.

Market for Our Securities

          Our Ordinary Shares are listed for trading on the London Stock Exchange and SBF -- Paris Bourse. Our Ordinary Shares also trade under the symbol "AVZ" on the Frankfurt Stock Exchange. Our American Depositary Shares are listed for trading on the New York Stock Exchange under the symbol "AVZ." Each of our American Depositary Shares represents two Ordinary Shares or the right to receive two Ordinary Shares deposited with the Depositary. The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. We also have Exchangeable Shares and Equity Subordinated Debentures, both of which were issued by one of our subsidiaries and are listed for trading on The Toronto Stock Exchange. Voting rights of holders of Exchangeable Shares and descriptions of Exchangeable Shares and Equity Subordinated Debentures are set forth in "Item 10. Additional Information-- Memorandum and Articles of Association--Rights attaching to our shares" and "Item 10. Additional Information--Material Contracts," below. Our 6.375% Senior Exchange Notes due 2003 and our 6.600% Senior Exchange Notes due 2005 are listed on the Luxembourg Stock Exchange. We have applied to list our 5.90% Senior Notes due 2007 on the Luxembourg Stock Exchange.

Exchange Rates

          We publish our consolidated financial statements in pounds sterling. References in this report to "U.S. dollars," "$" or "cents" are to United States currency and references to "pounds sterling," "(Pounds)," "pence" or "p" are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on our results is contained in "Risk Factors" and "Item 5. Operating and Financial Review and Prospects," below.

          Cash dividends on Ordinary Shares are declared and paid in pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of our American Depositary Shares, each representing two of our Ordinary Shares, are exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by The Bank of New York (the "Depositary") for distribution to holders of American Depositary Shares. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of our Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange.

          The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (Pounds)1.00. On March 31, 2002, the Noon Buying Rate was $1.43 per (Pounds)1.00. These translations are not representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. We do not use such rates in the preparation of our Consolidated Financial Statements.

                                 EXCHANGE RATES

           Year ended December 31,         Year end   Average/(1)/  High   Low
           -----------------------         --------   ------------  ----   ---
                    1997                     1.65        1.64       1.71   1.58
                    1998                     1.66        1.66       1.71   1.61
                    1999                     1.62        1.62       1.68   1.55
                    2000                     1.49        1.51       1.65   1.40
                    2001                     1.45        1.44       1.50   1.37
______________

(1) The average of the exchange rates on the last trading day of each month during the relevant period.

                   Month                     High            Low
                   -----                     ----            ---
           March 2002                        1.43            1.41
           February 2002                     1.43            1.41
           January 2002                      1.45            1.41
           December 2001                     1.46            1.42
           November 2001                     1.47            1.41
           October 2001                      1.48            1.42


Financial Statements and Reports

       This report contains our consolidated balance sheets as of December 31, 2001 and 2000 and statements of profit and loss, total recognized gains and losses, shareholders' funds and cash flows for the years ended December 31, 2001, 2000 and 1999. The Consolidated Financial Statements and other financial information concerning us included in this Form 20-F and in our annual and semi-annual reports are presented in conformity with U.K. GAAP. U.K. GAAP as applied to us differs in certain important respects from U.S. GAAP. A description of the principal differences between U.K. GAAP and U.S. GAAP and a reconciliation to U.S. GAAP net income and shareholders' equity are contained in the notes to the Consolidated Financial Statements.

       We furnish the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with U.K. GAAP and an opinion on the Consolidated Financial Statements by our independent auditors. We also furnish the Depositary with semi-annual reports containing unaudited interim condensed consolidated financial information prepared in accordance with U.K. GAAP. The Depositary arranges for the mailing of our reports to all record holders of American Depositary Shares. In addition, we furnish the Depositary with copies of all notices of shareholders' meetings and other reports and communications that are distributed generally to our shareholders, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of American Depositary Shares. We currently are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the form and content of proxy statements.

      The financial information concerning us contained in this Form 20-F does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended) of Great Britain. Statutory accounts of our company in respect of the financial years ended December 31, 2001, 2000 and 1999 have been delivered to the Registrar of Companies of England and Wales. In respect of each of those statutory accounts, our auditors, Arthur Andersen, have given reports which were unqualified and did not contain a statement under
Section 237(2)-(3) of the Companies Act.

Risk Factors

       Adverse changes in market conditions and investment performance could result in a reduction in the assets under our management and the shift of client investments toward lower fee accounts, which would reduce the investment management fees we earn.

       We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fee paid to us is typically based on the market value from time to time of assets under management. Accordingly, fluctuations in the prices of securities may have a material effect on our consolidated revenues and profitability.

       Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if client investments shift to these lower fee accounts.

       Investment management contracts are generally terminable upon 30 or fewer days' notice. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. The loss of a significant number of our clients would adversely affect our revenues and profitability. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreased revenues to us. Failure of our funds to perform well could, therefore, have a material adverse effect on us.

       The world economy experienced a marked slowdown in 2001 and the first quarter of 2002 that significantly and adversely affected stock prices generally. A continuation or worsening of the current economic slowdown, regardless of the causes, could adversely impact our investment management fees and results of operations, as well as our ability to raise capital and to continue to grow our business.

       Our investment management professionals are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.

       Retaining key personnel is important to our ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the volatility of the markets has increased and the investment management industry has experienced growth. Our policy has been to provide our investment management professionals with compensation and benefits that we believe to be competitive with other leading investment management firms. However, there can be no assurance that we will be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse effect on our revenues and profitability.

       Competitive pressures may force us to reduce the fees we charge to clients, increase commissions paid to our financial intermediaries or provide more support to those intermediaries, all of which could reduce our profitability.

       The investment management business is highly competitive, with competition based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries.

       We and our business units compete in every market in which we operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of our competitors. These strengthened competitors seek to expand their market share in many of the products and services we offer.

       In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, also have resulted in increased competition. Finally, the independent financial intermediaries who distribute certain of our products also distribute numerous competing products, including products sponsored by the firms that employ those financial intermediaries.

       We operate in a highly regulated industry, and any changes in the regulations governing our business could, for example, reduce the number and types of products we can offer or the management fees we can charge our clients, either of which would decrease our revenues and profitability.

       As with all investment management companies, our operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities and the activities of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures on our employees or us. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us. To the extent that existing regulations are amended or future regulations are adopted that affect the sale or increase the redemptions of our products and services or the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

       Our substantial indebtedness could adversely affect our financial position.

       We have a significant amount of indebtedness. As of December 31, 2001, we had outstanding total debt of (Pounds)970.1 million, net debt of (Pounds)837.6 million and shareholders' funds of (Pounds)2.3 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, charges in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Any or all of the above factors could materially adversely affect our financial position.

       Technology and operating risks could adversely impact our operations.

       We are dependent on the integrity of our technology, operating systems and premises. Although we have disaster recovery plans in place, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third party failures, any one or all of which could negatively impact our operations.

       Since a large part of our operations are denominated in U.S. dollars while our financial results are reported in U.K. pounds sterling, changes in the U.S. dollar to U.K. pounds sterling exchange rate may affect our reported financial results from one period to the next.

       The majority of our net assets, revenues and expenses, as well as our assets under management, are presently derived from the United States, where the functional currency is the U.S. dollar, while our financial statements are reported in U.K. pounds sterling. As a result, fluctuations in the U.S. dollar to U.K. pounds sterling exchange rate may affect our reported financial results from one period to the next. We do not manage actively our exposure to such effects. Consequently, changes in the U.S. dollar to the U.K. pounds sterling exchange rate could have a material positive or negative impact on our reported financial results.

       Holders of our American Depositary Shares are exposed to currency fluctuations that will affect the market price of their shares and the amount of cash dividends they will receive.

       Currency fluctuations will affect the U.S. dollar equivalent of the U.K. pounds sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange. Cash dividends are declared and paid in U.K. pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of American Depositary Shares are exposed to currency fluctuations from the date of declaration of the dividend to the date when the U.K. pounds sterling are converted to U.S. dollars by the Depositary for distribution to holders of American Depositary Shares.

       The daily trading volume of our American Depositary Shares on the New York Stock Exchange is limited, which may adversely impact the ability to buy and sell our American Depositary Shares and the trading price of those shares.

       Although the American Depositary Shares trade on the New York Stock Exchange, the daily trading volume is limited. Our Ordinary Shares are not listed on the New York Stock Exchange, and there is no trading market for the Ordinary Shares in the United States.

Item 4.  Information on the Company

History and Development of AMVESCAP

       We were incorporated as a U.K. company on December 19, 1935 under the laws of England. Our principal executive offices are located in leased office space at 11 Devonshire Square, London, EC2M 4YR, England, and our telephone number is 011-44-207-626-3434. We have a home page on the Internet at www.amvescap.com. Information contained in our home page shall not be deemed to be part of this Form 20-F.

       During 2001, we completed the following acquisitions: the January 2001 acquisition of County Investment Management Limited ("County"), the April 2001 acquisition of National Asset Management Corporation ("NAM"), the August 2001 acquisition of Grand Pacific Securities Investment Trust Co., Ltd. ("Grand Pacific"), the August 2001 acquisition of G.N. Parkes and Company Limited ("Parkes"), and the August 2001 acquisition of Pell Rudman & Co., Inc. and Rothschild/Pell Rudman, Inc. (collectively, "Pell Rudman"). Pell Rudman was acquired in connection with the formation of our Private Wealth Management operating group.

       During the fiscal years ended December 31, 2001, 2000 and 1999, our capital expenditures were (Pounds)79.2 million, (Pounds)62.5 million and (Pounds)57.3 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. In 2001, capital expenditures also included costs incurred to relocate to new facilities in Denver, Colorado. Since December 31, 2001, our capital projects have included continuing technological enhancements to computer hardware and software. These projects have been funded with proceeds from our operating cash flows. During the fiscal years ended December 31, 2001, 2000 and 1999, and since December 31, 2001, our capital divestitures were not significant relative to our total fixed assets.

Business Overview

       We are one of the world's largest independent investment management groups, with $397.9 billion of assets under management at December 31, 2001. We provide our clients with a broad array of domestic, foreign and global investment products, focused primarily on investment management. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

       We operate through various subsidiaries and divisions throughout the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 900 investment professionals located around the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 58% of our assets under management as of December 31, 2001 were invested in equities, and approximately 42% were invested in fixed income securities.

       We use several methods to distribute our products to retail and institutional clients in each of our markets. In North America, we offer load and no-load mutual funds, separate account management and "wrap" accounts. "Wrap" accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering substantially all charges, including investment management, brokerage, custody, record keeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, as well as private account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries.

       Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow business units to access specific areas of investment management expertise located elsewhere within our company. We believe that our ability to develop and distribute products across businesses via multiple delivery channels allows us to offer our clients a broader range of products and services than most of our competitors.

       We have organized our operations with a view to maximizing the benefits of a local presence while exploiting the synergies of a global organization. We are organized into five operating groups:

    Managed Products                   which manages and distributes: (i) the
                                       AIM family of 87 load mutual funds in the United States, (ii) the INVESCO family of
                                       46 load and no-load mutual funds in the
                                       United States, and (iii) the AIM/Trimark family of 85 load mutual funds in Canada;

    INVESCO Institutional              which manages portfolios for
                                       institutional investors in the United
                                       States and provides services through wrap accounts;

    INVESCO Global                     which conducts our operations outside
                                       North America, including retail and
                                       institutional investment management and
                                       related marketing activities primarily in
                                       Europe and Asia;

    INVESCO Retirement                 which distributes our investment
                                       management products by developing,
                                       marketing, managing and providing
                                       administrative and related services to
                                       defined contribution plans, such as
                                       401(k) plans, and related retirement
                                       products throughout the world; and

    Private Wealth Management          which provides wealth management services
                                       to high net worth individuals and their
                                       families.

       Selected financial and headcount information for each of our operating groups as of and for the year ended December 31, 2001 is set forth below. See
Note 4 to our Consolidated Financial Statements, below, for a geographical analysis of our total revenues for the fiscal years ended December

 31, 2001, 2000 and 1999. See "Item 5: Operating and Financial Review and Prospects," below, for total revenues by operating group for the fiscal years ended December 31, 2000 and 1999.

                                               AMVESCAP OPERATING STRUCTURE
                                      (as of and for the year ended December 31, 2001)
--------------------------------------------------------------------------------------------------------------------------------

                                             Managed              INVESCO            INVESCO            INVESCO       Private
                                             Products          Institutional         Global            Retirement     Wealth
                                          ---------------    ----------------     --------------   --------------- -------------
Revenues                                   (Pounds)986.2m     (Pounds)211.9m      (Pounds)340.3m    (Pounds)58.2m  (Pounds)21.2m

Operating Profit Before Goodwill           (Pounds)436.5m      (Pounds)53.6m       (Pounds)76.4m     (Pounds)5.0m   (Pounds)1.2m
 Amortization and Exceptional Items

Assets Under Management                           $211.2b            $116.8b              $60.0b          $34.6b*          $9.9b

Headcount                                           4,346                868               2,334              561            252
--------------------------------------------------------------------------------------------------------------------------------

   * INVESCO Retirement had $34.6 billion in assets under administration as of December 31, 2001, compared to $27.6 billion as of December 31, 2000, of which 65% and 82% were invested in our products in 2001 and 2000, respectively.

   Operating Groups

          Managed Products

          Managed Products manages and distributes mutual funds and related products sold to retail and institutional investors primarily within North America.

          Managed Products consists of three business units: (i) AIM, (ii) INVESCO Funds Group, Inc. ("INVESCO Funds Group") and (iii) AIM Funds Management Inc., a Canadian business unit ("AIM Canada"). These business units offer mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the three business units of Managed Products offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of Managed Products range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. The products offered by each of these business units are described below.

                                                                              INVESCO
                                            AIM                             Funds Group                       AIM Canada
                                ----------------------------     ----------------------------     -------------------------------
   Products                     87 retail mutual fund            46 retail mutual fund            85 retail mutual fund
                                portfolios                       portfolios                       portfolios


   Stock selection process      Bottom-up stock selection        Bottom-up stock selection        Investment managers use a
                                approach                         approach                         bottom-up stock selection
                                                                                                  approach; other units of AMVESCAP
                                                                                                  serve as advisors for certain AIM
                                                                                                  Canada funds and use varied
                                                                                                  approaches


   Primary sales channel        Load funds sold through          Load and no-load funds sold      Load funds sold through
                                financial intermediaries         directly to investors and        financial intermediaries
                                                                 through financial
                                                                 intermediaries and selected
                                                                 third-party networks*

                                                                              INVESCO
                                            AIM                             Funds Group                       AIM Canada
                                ----------------------------     ----------------------------     -------------------------------
   Brand name                    AIM                               INVESCO                        AIM/Trimark

______________
* Effective April 1, 2002, most new investors only will be able to acquire classes of fund shares that carry sales loads.

       AIM is the largest business unit in Managed Products. AIM's bottom-up approach toward equity investing centers on the concept that stock prices eventually follow earnings, and companies with superior earnings provide significantly higher returns than companies without such earnings. AIM also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition, AIM offers funds specially designed for separate insurance company accounts. Customers of AIM's money market funds included eight of the ten largest U.S. banks and 20 of the 25 largest U.S. banks in terms of asset size on June 30, 2001. As investors have sought safety, liquidity and yield during recent periods of market volatility, assets in AIM's money market funds have increased significantly. AIM also has developed a private account business, which tailors individual, privately managed portfolios to clients' investment needs.

       INVESCO Funds Group's equity staff uses a bottom-up, fundamental investment approach to find the most promising growth companies. INVESCO Funds Group looks for growth stocks of companies that are leaders in high growth
industries and that have experienced strong returns and cash flow.   INVESCO
Funds Group traditionally has distributed no-load funds directly to the public and through 401(k) plans. In response to an increase in investor interest in working with financial advisors, INVESCO Funds Group established an infrastructure dedicated to distributing its funds exclusively through financial intermediaries. This new distribution channel will be implemented for new investors effective April 1, 2002.

       AIM Canada's investment managers employ a bottom-up stock selection approach. The managers consider themselves "business people buying businesses." The managers evaluate company management, the competitive position of the company within the industry and any proprietary advantage the company possesses.

       Some of the AIM funds and INVESCO funds are sub-advised by our other business units that have expertise in the specific markets in which such funds are invested. AIM and INVESCO Funds Group also provide advisory services to certain AIM Canada funds and to mutual funds managed by other business units of ours. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisers.

       INVESCO Institutional

       INVESCO Institutional manages portfolios of equity, balanced, fixed income, real estate and private capital investments for institutional clients and provides services through wrap accounts.

       INVESCO Institutional's clients include:

       .  corporate pension plans;
       .  public and municipal pension plans;
       .  Taft/Hartley pension plans;
       .  insurance companies and banks; and
       .  non-profit organizations.

     The following table highlights the risk profiles of and potential returns on certain investments selected by INVESCO Institutional for its clients:

     Risk                                                                Private
                                                                Global   Capital
                                                   Traditional
                                     Structured      Equity
                                     Equity/(1)/
 Fixed    Real Estate    Balanced
 Income


                                                                Return Potential

-----------------
(1) Structured equity products consist of investments selected to meet clients' return and risk objectives through various quantitative techniques and asset allocation models.

     INVESCO Institutional also provides advisory or sub-advisory services to funds offered by our other business units. INVESCO Institutional employs growth, value-oriented and quantitative approaches to select securities for equity portfolios. The group uses quantitative and value approaches to select securities for fixed income portfolios. INVESCO Institutional customizes its product offerings and stock selection approaches to meet the varied investment objectives of our diverse client base. INVESCO Institutional products and services are marketed by a team of marketers organized by client type.

     INVESCO Global

     INVESCO Global comprises our operations outside North America, including retail and institutional investment management and related marketing activities primarily in the U.K., Continental Europe and Asia.

     We believe that investing in many of the world's financial markets is one of our strengths. INVESCO Global both coordinates the construction of global portfolios and markets our global investment management services. INVESCO Global tailors its marketing strategy to respond to the relevant competitive environment in each country or region. Units of INVESCO Global market investment products through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts.

     INVESCO Global serves institutional and individual investors primarily in the U.K., Continental Europe and Asia. INVESCO Global operates through 21 offices located around the world. INVESCO Global's main investment offices are located in the following cities:

          . London            . Frankfurt        . Melbourne

          . Henley-on-Thames  . Tokyo            . Taipei

          . Paris             . Hong Kong

     INVESCO Global provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

     .  unit trusts and other mutual funds, including offshore mutual funds;
     .  investment trusts (closed-end investment companies);
     . personal equity plans and individual savings accounts (tax-advantaged plans invested in managed investment products for U.K. citizens);
     . institutional separate accounts with assets invested in Europe, emerging markets and global fixed income securities; and
     .  European and international private investors.

     INVESCO Global business units also provide advisory or sub-advisory services to investment products offered by other of our business units.

     INVESCO Retirement

     INVESCO Retirement gathers investment assets for us by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

     INVESCO Retirement provides a full range of services to various retirement accounts, focusing on accounts invested in our investment products. Services provided include custodian, record keeping, administration, compliance, and client employee education and communication services. INVESCO Retirement sells its services on a full service basis and markets our investment products and services to clients who receive administration services from other providers. One unit of INVESCO Retirement is a U.S. national trust bank that provides custody and trust services to retirement accounts, including offering collective trust funds sub-advised by other of our business units. INVESCO Retirement also includes a unit that focuses on capturing IRA rollovers, a unit that markets and supports our participation in international defined contribution pension markets, and a unit that develops strategic partnerships with other service providers.

     Our retirement services are distributed through four primary channels:

     .  a direct sales force calling on plan sponsors and consultants;
     . alliances with other service providers that deliver our investment products to their service accounts;
     .  broker-dealer distribution channels; and
     .  strategic partnerships with other service providers.

     Private Wealth Management

     Our Private Wealth Management division was formed in 2001 in connection with our acquisition of Pell Rudman and now operates under the brand name of Atlantic Trust Private Wealth Management. The Private Wealth Management division provides personalized and sophisticated wealth management services to high net worth individuals and their families as well as asset management services to foundations and endowments. The division also provides various investment management services to its clients, including investment management, asset allocation, trust services, custody and family officer services. It primarily obtains clients through referrals from existing clients and a network of attorneys and accountants.

Our Business Strategy

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

     Globalization

     We believe that the investment management industry will continue to become more global in scope, and that large investment management companies that can locally manage investments for clients in different international markets will be in the strongest position to compete successfully. We have established offices with investment and client service professionals in each of the major world capital markets. We intend to continue to expand our global operations to take advantage of geographic markets where we believe the investment management business has the potential for substantial growth. For example, in 2001 we acquired asset management businesses in Australia and Taiwan as a result of our acquisitions of County and Grand Pacific, respectively.

     Diverse Product Offerings

     We believe that our ability to offer a full range of retail and institutional investment products managed locally in a wide variety of investment styles enhances our opportunities for attracting new clients and cross-selling our products to existing clients. Each of our business units markets the products and services offered by our other business units to its local and regional clients to enhance the range of investment management products and services offered to our clients. Our broad product line includes a large and varied number of equity products. Our strategy is to seek to capitalize further on this shift as the demand for equity products continues to increase around the world. We seek to complement our existing product offerings through both internal development and acquisition of new investment products and our expansion into new countries.

     Multiple Distribution Channels

     Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through 60 offices in 22 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

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

Competition

     The investment management business is highly competitive, with competition based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financial strength, the strength and continuity of institutional, management and producer relationships, quality of service, the level of fees charged for services, and the level of commissions and other compensation paid, and distribution support offered, to financial intermediaries.

     We compete with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Many of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. Competition in the investment management industry has increased as a result of the recent trend toward consolidation.

     We believe that our multiple channels of distribution enable us to compete effectively in the investment management business. We also believe that, over time, institutional investors will seek to reduce the number of specialist firms managing their assets and that larger firms, with the ability to manage funds in a number of different management styles and in a number of different markets, will have a competitive advantage. We believe that we are well positioned to capitalize on this development.

Management Contracts

     We derive substantially all of our revenues from investment management contracts with clients. Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. In addition, investment management contracts are generally terminable upon 30 or fewer days' notice. Mutual fund and unit trust investors generally may withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with us or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance.

Government Regulations

     As with all investment management companies, our operations and investment products are heavily regulated in almost all countries in which our business units conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant government agencies and industry self-regulatory authorities broad administrative discretion over the activities of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures on our employees or us. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us.

     We conduct substantial business operations in the U.S. Various of our subsidiaries and/or products and services offered by such subsidiaries are regulated in the U.S. by the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the National Futures Association, the Commodity Futures Trading Commission and the Office of the Comptroller of the Currency. Federal statutes that regulate the products and services offered by us in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

     Various of our business units are regulated in the United Kingdom by the Financial Services Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German and Austrian operations are required by regulations promulgated by the German Federal Securities Supervisory Office and the Austrian Securities Authority, respectively, to have a banking license and thus are also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance in Japan, the Banque de France and Commission des Operations de Bourse in France, the Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in Italy, the Netherlands Authority For the Financial Markets, the Swiss Federal Banking Commission, La Comision Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Central Bank of Ireland, the Jersey Financial Services Commission, the Pension Fund Supervisions Office
(UNFE) in Poland and the Canadian securities administrators.

     Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities.

     To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales or increased redemptions of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.

Our Organizational Structure

     AMVESCAP is the holding company of our investment management activities, the principal activities of which are asset management and the provision of related financial services. Our significant subsidiaries, all of which are wholly owned subsidiaries, are set forth below:

     NAME OF COMPANY                              COUNTRY OF INCORPORATION
     ---------------                              ------------------------
AVZ Inc.                                                    USA
INVESCO UK Limited                                          UK
AIM Canada Holdings Inc.                                    Canada
INVESCO North American Holdings, Inc.                       USA
INVESCO Institutional (N.A.), Inc.                          USA
INVESCO Funds Group, Inc.                                   USA
A I M Management Group Inc.                                 USA
AMVESCAP Inc.                                               Canada

     Our principal operating subsidiaries, all of which are wholly owned subsidiaries, are set forth below:


----------------------------------------------------------------------------------------------------------------------------------
                        NAME OF COMPANY                                                  REGISTERED OFFICE
                                                                                 (or Principal Place of Business)
----------------------------------------------------------------------------------------------------------------------------------
INVESCO France S.A.                                         22 rue de la Tremoille, 75008 Paris France
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Asset Management Deutschland GmbH                   Bleichstrasse 60-62, 60313 Frankfurt am Main
                                                            Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Asset Management Ireland Limited                    1st Floor, Georges Quay House, Townsend Street, Dublin 2 Ireland
----------------------------------------------------------------------------------------------------------------------------------
INVESCO UK Limited                                          11 Devonshire Square, London EC2M 4YR  United Kingdom
INVESCO Asset Management Limited
INVESCO Fund Managers Limited
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Asia Limited                                        12th Floor, Three Exchange Square, 8 Connaught Place Central Hong Kong
INVESCO Asset Management Asia Limited
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Asset Management Asia Limited                       8F., 122 Tun Hua North Road, Taipei, Taiwan R.O.C.
INVESCO Taiwan Limited
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Australia Limited                                   Level 22, 6 O'Connell Street, Sydney, New South Wales 2000 Australia
----------------------------------------------------------------------------------------------------------------------------------
Perpetual Unit Trust Management Limited                     INVESCO Park, Henley-on-Thames, Oxfordshire RG9 1HH  United Kingdom
Perpetual Portfolio Management Limited
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Asset Management (Japan) Limited                    16th Floor, Imperial Tower, 1-1-1, Uchisaiwai-cho, Chiyoda-ku,
                                                            Tokyo 100-0011  Japan
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Institutional (N.A.), Inc.                          1360 Peachtree Street N.E., Suite 100
                                                            Atlanta, Georgia  30309  USA
----------------------------------------------------------------------------------------------------------------------------------
AIM Funds Management Inc.                                   1540 Yonge Street, Suite 900, Toronto, Ontario M2N 6X7 Canada
----------------------------------------------------------------------------------------------------------------------------------
A I M Management Group Inc.                                 11 Greenway Plaza, Suite 100
A I M Advisors, Inc.                                        Houston, Texas 77046-1173  USA
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Funds Group Inc.                                    4350 South Monaco Street
                                                            Denver, Colorado 80237  USA
----------------------------------------------------------------------------------------------------------------------------------
INVESCO Retirement, Inc.                                    400 Colony Square, 1201 Peachtree Street N.E., Suite 2200,
                                                            Atlanta, Georgia 30361  USA
----------------------------------------------------------------------------------------------------------------------------------
Pell Rudman & Co., Inc.                                     100 Federal Street, Boston, Massachusetts 02110  USA
----------------------------------------------------------------------------------------------------------------------------------

Property

     Our principal executive offices are located in leased office space at 11 Devonshire Square, London, EC2M 4YR, England. Our North American executive offices are located in leased office space at

1315 Peachtree Street, Atlanta, Georgia 30309. We also lease significant office space at 11 and 12 Greenway Plaza, Houston, Texas 77046 and 4350 South Monaco Street, Denver, Colorado 80237. We generally lease space in the locations where we conduct business, except that we own property at INVESCO Park, Henley-on-Thames, Oxfordshire, RG9 1HH, England.

Item 5.  Operating and Financial Review and Prospects

     This discussion and analysis should be read in conjunction with the selected consolidated financial information and the Consolidated Financial Statements included elsewhere in this Form 20-F. The Consolidated Financial Statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Summary of Differences Between U.K. GAAP and U.S. GAAP" and Note 23 to the Consolidated Financial Statements, below.

     The following discussion contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of known and unknown factors that are beyond our ability to control or predict, including, but not limited to, those discussed in "Item
3. Key Information--Risk Factors," and "Cautionary Statements Concerning Forward-Looking Statements," above.

General

     We are a leading independent global investment management group, with $397.9 billion of assets under management at December 31, 2001. We operate under the AIM, INVESCO and Atlantic Trust brand names. We offer a broad array of domestic, foreign and global investment products and services to institutions and individuals across many distribution channels. We currently provide services to clients in more than 100 countries, employ 8,519 people in 22 countries and manage more than 2,000 separate institutional accounts and 700 retail funds.

     We derive our revenues primarily from fees for investment advisory services provided to:

     .  institutional clients;
     . open-end funds, including U.S. mutual funds and European and Asian unit trusts;
     . closed-end funds, including U.S. closed-end funds and U.K. investment trusts;
     .  collective accounts, including U.S. trust company collective funds;
     .  high net-worth individuals; and
     .  U.S. "wrap" accounts.

In addition, we derive revenues from fees for services, which include distribution, trustee and transfer agent services. We also earn revenues from front-end fees and commissions related to trading activities.

     Our operating expenses primarily consist of compensation, technology and marketing expenses. A significant portion of these expenses are variable in nature, which allows us flexibility to adjust costs consistent with revenue streams.

     Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. These policies address such matters as accounting for goodwill and investments, revenue recognition, taxation, and depreciation methods.

     We are organized into five operating groups:

     .  Managed Products;
     .  INVESCO Institutional;
     .  INVESCO Global;
     .  INVESCO Retirement; and

     .  Private Wealth Management, which we formed in August 2001.

Changes in Assets Under Management

     The following table sets forth changes in assets under management as of the dates indicated./(1)/


                                                                                                                       Private
                                                    Managed Products                    INVESCO        INVESCO         Wealth
                                            Total         AIM        INVESCO         Institutional      Global        Management
                                                                              (in billions)
Assets under management at                   $275.4       $111.6        $ 22.9            $102.4        $38.5             $  --
December 31, 1998:
  Market gains                                 57.5         30.0           8.3               8.5         10.7                --
  Net new (lost) business                      10.6          7.6           3.4              (4.6)         4.2                --
  Change in money market funds                 17.0         17.0            --                --           --                --
  Transfers                                      --         (1.0)         (0.2)             (0.1)         1.3                --
  Foreign currency(2)                          (1.1)         0.1            --                --         (1.2)               --
  Other(3)                                     (2.0)          --            --                --         (2.0)               --
                                       ----------------------------------------------------------------------------------------
Assets under management at                   $357.4       $165.3        $ 34.4            $106.2        $51.5             $  --
December 31, 1999:
  Market gains                                (32.8)       (19.5)         (5.5)               --         (7.8)               --
  Acquisitions                                 34.1         16.7            --                --         17.4                --
  Net new (lost) business                      35.4         20.4          13.0              (6.6)         8.6                --
  Change in money market funds                 12.9         10.9           1.3                --          0.7                --
  Transfers                                      --           --            --                --           --                --
  Foreign currency(2)                          (4.4)        (0.6)           --                --         (3.8)               --
                                       ----------------------------------------------------------------------------------------
Assets under management at                   $402.6       $193.2        $ 43.2            $ 99.6        $66.6             $  --
December 31, 2000:
  Market gains/(loss)                         (49.5)       (25.3)        (11.5)             (3.1)        (9.3)             (0.3)
  Acquisitions                                 32.4           --            --              17.7          6.7               8.0
  Net new (lost) business                       1.8         (0.7)          0.4               2.6         (0.5)               --
  Change in money market funds                 12.3         13.0          (0.7)               --           --                --
  Transfers                                      --          0.3            --                --         (2.5)              2.2
  Foreign currency(2)                          (1.7)        (0.7)           --                --         (1.0)               --
                                       ----------------------------------------------------------------------------------------
Assets under management at                   $397.9       $179.8        $ 31.4            $116.8        $60.0             $ 9.9
December 31, 2001:

(1) INVESCO Retirement had $34.6 billion,$27.6 billion, and $23.6 billion in assets under administration as of December 31, 2001, 2000 and 1999 respectively.
(2) The exchange movement results from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.
(3) Adjusted for assets held in custody without fee and for assets replaced by service fees.

Results of Operations

       The following tables summarize operating profit data by operating group before goodwill amortization and exceptional items for the periods indicated:

                                                                                     Year Ended December 31, 2001(1)
                                                                                                               Operating
                                                                         Revenues               Expenses         Profit
                                                                                             (In thousands)
Managed Products                                                (Pounds)  986,234   (Pounds)   (549,763)  (Pounds)436,471
INVESCO Institutional                                                     211,917              (158,365)           53,552
INVESCO Global                                                            340,293              (263,871)           76,422
INVESCO Retirement                                                         58,224               (53,247)            4,977
Private Wealth Management                                                  21,211               (19,972)            1,239
New Business                                                                1,968               (12,179)          (10,211)
Corporate                                                                      --               (39,090)          (39,090)
                                                            -------------------------------------------------------------
                                                                (Pounds)1,619,847   (Pounds) (1,096,487)  (Pounds)523,360

                                                                                     Year Ended December 31, 2000(2)
                                                                                                               Operating
                                                                         Revenues               Expenses         Profit
                                                                                             (In thousands)
Managed Products                                                (Pounds)1,064,530   (Pounds)   (551,562)  (Pounds)512,968
INVESCO Institutional                                                     211,377              (157,771)           53,606
INVESCO Global                                                            303,857              (222,075)           81,782
INVESCO Retirement                                                         48,898               (44,941)            3,957
New Business                                                                   --               (15,422)          (15,422)
Corporate                                                                      --               (47,980)          (47,980)
                                                            -------------------------------------------------------------
                                                                (Pounds)1,628,662   (Pounds) (1,039,751)  (Pounds)588,911


                                                                                      Year Ended December 31, 1999
                                                                                                               Operating
                                                                         Revenues               Expenses         Profit
                                                                                             (In thousands)
Managed Products                                                (Pounds)  644,814   (Pounds)   (356,912)  (Pounds)287,902
INVESCO Institutional                                                     184,849              (118,364)           66,485
INVESCO Global                                                            211,721              (168,309)           43,412
INVESCO Retirement                                                         30,966               (33,906)           (2,940)
New Business                                                                   --               (11,840)          (11,840)
Corporate                                                                      --               (30,306)          (30,306)
                                                            -------------------------------------------------------------
                                                                (Pounds)1,072,350   (Pounds)   (719,637)  (Pounds)352,713

________________
(1) Includes the results of Perpetual from January 1, 2001, County from February 1, 2001, NAM from May 1, 2001, Pell Rudman from August 2, 2001, and Grand Pacific and Parkes from September 1, 2001. See Note 2 to our Consolidated Financial Statements for details of these transactions.
(2)  Includes the results of Trimark from August 1, 2000.

2001 Compared to 2000

       Assets Under Management

       Assets under management totaled $397.9 billion at December 31, 2001, a decrease of $4.7 billion from December 31, 2000. Net new business amounted to $1.8 billion during the year versus $35.4 billion for the year ended December 31, 2000. The 2001 acquisitions added $32.4 billion of funds under management at dates of acquisition. Average funds under management amounted to $395.0 billion for 2001 compared with $388.5 billion for the prior year. Approximately 58% of the funds under management were invested in equity securities, and 42% were invested in fixed income securities at the end of 2001, a shift from the 67/33 ratio at the end of 2000, resulting in a lower net fee per dollar of asset than in prior years. Total assets are split evenly between institutional, including money market funds ("MMF"), and retail accounts. Gross sales and contributions totaled approximately $98 billion in 2001 versus $127 billion in the prior year.

       Operating Results

       The year 2001 presented significant challenges to the global economy, the asset management industry, and to us. Every major market index reflected significant declines during the year, with the FTSE 100 down by 16%, the S&P 500 by 13%, NASDAQ by 21% and the MSCI by 23%. These corrections, compounded by the tragic events of September 11, adversely impacted our financial results for the year.

       Profit before tax, goodwill amortization, and exceptional items amounted to (Pounds)477.9 million in 2001, a decrease of (Pounds)76.6 million (13.8%) from 2000. Diluted earnings per share before goodwill amortization and exceptional items amounted to 40.0p (2000: 54.7p) for the year ended December 31, 2001, a decrease of 26.9%.

       The U.K. Accounting Standards Board issued FRS 19, "Deferred Tax," which requires companies to change the method of computing deferred taxes. The Company adopted this new statement in 2001, including a restatement of financial statements for prior years. The effect has been to reduce the tax provision and increase net income previously reported for 2000 by (Pounds)12.2 million (1.7p per diluted share).

       All revenues substantially arise from management and distribution fees generated from assets under management (AUM). Revenues amounted to (Pounds)1,619.8 million compared with (Pounds)1,628.7 million in 2000. Increases in revenues from acquisitions over the prior period were offset by reductions caused by the declines in the market values of assets under management. Operating profit before goodwill amortization and exceptional items totaled (Pounds)523.4 million in 2001 (2000: (Pounds)588.9 million), a decrease of (Pounds)65.5 million.

       We acquired County, a leading Australian institutional asset manager, in January, 2001. The acquisition of NAM in April added a range of complementary investment styles to the INVESCO Institutional platform. We completed three acquisitions in August: Pell Rudman, the foundation for our private wealth management business; Grand Pacific, a leading Taiwan SITE; and Parkes, a U.K. real estate advisor. Consideration for these purchases amounted to approximately (Pounds)474.1 million and was satisfied by (Pounds)327.1 million in cash and the issuance of 5.6 million ordinary shares. These purchases are included in our operating results from their dates of acquisition.

       Exceptional charges of (Pounds)60.0 million were provided in 2001 ((Pounds)39.4 million after tax and 4.8p per diluted share). Integration costs relating to acquisitions amounted to (Pounds)43.3 million with the remainder relating to internal restructurings, severance charges, and expenses incurred in the design and planning for a new operating facility that was postponed indefinitely.

       Operating expenses before goodwill amortization and exceptional items increased (Pounds)56.7 million to (Pounds)1,096.5 million (2000: (Pounds)1,039.8 million), due primarily to the current year acquisitions. We implemented strong expense controls during 2001 that resulted in an operating margin of 32.3% (2000:
36.2%).

       Compensation and related expenses amounted to (Pounds)652.8 million (2000: (Pounds)623.5 million), 60% of total operating expenses for both 2001 and 2000. Marketing costs were (Pounds)131.2 million, or 12% of total operating expenses, in 2001, a 14% decline. Technology costs accounted for 11% of total operating expenses for both 2001 and 2000.

       Headcount levels increased to 8,519 employees at the end of 2001 from 8,259 at the end of 2000. Acquisitions added approximately 520 new employees, and staff reductions partially offset this through attrition and selective redundancy initiatives.

       We have significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, our results can be materially affected by the U.S. dollar to U.K. pounds sterling exchange rate. It is not our policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect our results. The average U.S. dollar to U.K. pounds sterling exchange rate in 2001 was $1.43 per (Pounds)1.00, compared with $1.51 per (Pounds)1.00 in 2000.

       Managed Products

       The Managed Products group reported revenues of (Pounds)986.2 million during 2001, a decrease of (Pounds)78.3 million over the prior year. Operating profits were (Pounds)436.5 million, a decrease of (Pounds)76.5 million.

       The group generated approximately $50.0 billion of gross sales in 2001 and experienced net redemptions of $308 million during the year, as investors shifted away from growth-oriented products to more conservative equity and fixed income products. Institutional MMFs increased by $12.3 billion in 2001, a 44% growth in average assets for the year. Funds under management amounted to $211.2 billion at December 31, 2001, and headcount was 4,346, a decline of 395.

       AIM's revenues in the U.S. were (Pounds)626.3 million in 2001, a decline of (Pounds)135.5 million from 2000. AUM totaled $157.7 billion at year-end. INVESCO Funds Group's revenues amounted to (Pounds)201.9 million in 2001 (2000:
(Pounds)211.5 million). These revenue declines were due primarily to the sharp declines experienced in the U.S. Markets. Our AUM in Canada amounted to $22.1 billion at the end of the year, and revenues for 2001 amounted to (Pounds)158.0 million.

       AIM is the seventh largest non-proprietary fund group in the U.S. INVESCO Funds Group ranks as the 45th largest fund group. Together, we rank as the sixth largest fund complex in the U.S. We also rank as the third largest fund group in Canada, operating under the AIM/Trimark brands.

       While performance in our U.S. mutual funds dropped from prior year levels, Managed Products ended the year with approximately 37% of assets in the top half of the Lipper performance rankings, down from 43% at the end of 2000. The Canadian funds led the way with over 80% of their funds in the top half of the performance rankings. AIM's product line underwent continued diversification in 2001 with the launch of four new funds. INVESCO Funds Group made inroads into the annuities and life products businesses during the year, adding 34 institutional relationships. AIM Canada continues to offer a broad array of mutual fund products, many of which had important achievements during the year.

       INVESCO Institutional

       The INVESCO Institutional group reported revenues and operating profits of (Pounds)211.9 million and (Pounds)53.6 million during the year. These results include NAM and Parkes from the dates of acquisition. This group generated approximately $26.6 billion in gross sales during 2001 compared to $20.2 billion in 2000, and net sales of $2.6 billion. Funds under management amounted to $116.8 billion at December 31, 2001. Headcount was 868 (2000: 789) at the end of the current year.

       Investment performance was mixed for the year. Value products, both domestic and international, had strong results relative to benchmarks. The international team's record over multi-year periods lends itself to strong new business opportunities. Core and growth products had an average year and have attractive long-term numbers. Structured products had a challenging year, but long-term returns remain above average. Fixed income performance kept pace with the benchmarks for the year as a whole. Direct real estate, private equity, and other alternative products had satisfactory results for the year.

       The new business flow was very strong. We bid for a record amount of assets, won more new business than in any previous year, and closed on a higher percentage of finals than ever before. The pipeline is still quite full, but as
ever, much depends on continued strong investment performance.   Net new
business was positive for 2001, but we continue to suffer outflows in the balanced and large cap value product area.

       This group has one of the industry's broadest ranges of products, including a recently developed global balanced product, and we are attracting non-U.S. institutions to our structured U.S. equity products. The alternative asset products group successfully brought new private equity and secured loan products to the market during a challenging period.

       INVESCO Global

       Revenues for 2001 amounted to (Pounds)340.3 million, an increase of (Pounds)36.4 million over the prior year due to the inclusion of the Perpetual results, offset in part by declines in the global capital markets. Operating profit totaled (Pounds)76.4 million for the year-ended December 31, 2001. The current year's results include County and Grand Pacific from dates of acquisition. AUM were $60.0 billion at December 31, 2001, a decline of $6.6 billion from the end of 2000. Gross sales for 2001 totaled approximately $21.4 billion.

       The U.K. business had revenues of (Pounds)212.3 million in 2001, an increase of (Pounds)60.8 million during the year. Operating profits and margins remained strong in the year on lower revenue levels. This business generated $6.7 billion in gross sales, but $0.4 billion in net redemptions during the year. Redemptions included a $1 billion client that changed ownership during the period. AUM stood at $31.9 billion at the end of 2001. Headcount for the U.K. was 1,227 at the end of 2001 (2000: 1,307).

       The Perpetual integration had a successful conclusion with the transfer of all administration onto the Henley platform in October. Subsequently, unit trust mergers were completed, reducing the range of onshore funds from 48 to 33. The brand review project was completed with the positioning for INVESCO in the U.K. and the confirmed continuation of the INVESCO PERPETUAL brand across the retail business. Investment performance in key domestic products has remained strong, with major funds producing top quartile performance.

       In Continental Europe, revenues totaled (Pounds)56.1 million for the year, a decline of (Pounds)13.0 million from 2000 due to the market declines and lower transaction volumes. Despite $7.7 billion in gross sales and $0.5 billion in net new business, AUM levels dropped by 15% during the year to $13.4 billion at the end of 2001. Headcount was 351 at the end of the year (2000: 300).

       Despite a turbulent year in the markets, our business across Continental Europe has retained an effective organization and a strong sales capability.
The year illustrated the extent to which distribution channels are the principal determinant of success in Europe. Important deals secured with major bank networks in both France and Italy have led to strong new business in those markets.

       Revenues in Asia Pacific amounted to (Pounds)42.7 million in 2001 (2000:
(Pounds)54.4 million), including the County and Grand Pacific acquisitions from the dates of purchase. AUM at end of 2001 were $14.7 billion and headcount was 406 (2000: 262) at that date. This business generated $6.8 billion in gross sales and $0.3 billion in net new business in the year.

       We are participating, to the extent permitted, in the development of the asset management industry in mainland China. Together with the acquisitions in Australia and Taiwan, this means that our Asia Pacific business now benefits from established operations in the key regional financial centers and is well positioned for long-term growth.

       INVESCO Retirement

       INVESCO Retirement's assets under administration and net sales scored record growth during 2001. The group experienced a 25% increase in assets under administration, reaching $34.6 billion at December 31, 2001. Gross sales were $16 billion and net sales were $5.2 billion for INVESCO Retirement's distribution channels in 2001. This group services 630,000 plan participants, up from 381,000 participants at the end of 2000. Approximately 65% of INVESCO Retirement's assets under administration were invested in our funds in 2001, compared to 82% in 2000. The number of plans under administration grew by 165%.

       INVESCO Retirement was chosen by one of the largest U.S. banks as a strategic partner for its 401(k) business. More than 130,000 participants were added through this strategic partnership. INVESCO Retirement also won mandates from several new companies in the current year. The client service team has continued its exceptionally high client retention rate of 95%.

       The U.K. defined contribution business added 33 new plans since it was launched in April. Working in conjunction with our local offices around the world, INVESCO Retirement imported its expertise to key markets outside the U.S. We also expanded our presence in France, Germany, and Italy; and in Hong Kong, we increased market share within the MPF government-sponsored retirement scheme.

       Private Wealth Management

       The Private Wealth Management division was launched with the Pell Rudman acquisition in 2001. Private Wealth Management provides asset management services to high net worth individuals, families, foundations and endowments. Revenues and operating profits totaled (Pounds)21.2 million and (Pounds)1.2 million for 2001. AUM totaled $9.9 billion at December 31, 2001.

       The focus of Private Wealth Management this year has been to complete the Pell Rudman acquisition and to position the division for future growth and market penetration. Initiatives have included: improving the infrastructure and technology areas; creating the new Atlantic Trust brand; and adding new professional staff to the business.

       We anticipate additional investments in 2002 to open new offices, expand banking capabilities, continue technology development and support of the Atlantic Trust brand. These investments will position the division for significant growth and scale.

       New Business Expense

       New business expense contains costs (primarily staff costs and marketing) associated with our efforts in the international defined contribution markets in Europe and Asia. Costs for 2001 were in line with expenses incurred in 2000.

       Corporate

       Corporate expenses include staff costs related to corporate employees, as well as continued expenditures in Group-wide initiatives. Costs declined over the prior year due to decreases in staff costs and technology initiatives.

       Other Income/Expense

       Investment income declined in 2001 as we implemented more effective cash management processes, thus utilizing excess cash to reduce outstanding debt. Other expenses include losses on unlisted investments and amounts invested in seed money investments.

       Interest expense increased by (Pounds)4.3 million during the year because of higher outstanding debt levels (arising from cash used to fund acquisitions), offset in part by lower interest rates on outstanding balances under our credit facility.

       Taxation

       Our effective tax rate on ordinary profit (before goodwill amortization and exceptional items) was 30.6% in 2001, compared to 29.7% in 2000. These tax rates reflect our adoption of FRS 19, which allows previously unrecognized deferred tax benefits to be recorded.

2000 Compared to 1999

       Assets Under Management

       Assets under management were $402.6 billion at December 31, 2000. This reflected an increase of $45.2 billion during the year. Net new business of $35.4 billion contributed to the increase. Our acquisitions of Trimark and Perpetual plc added $34.1 billion of assets as of the dates of such acquisitions. Market loss accounted for a $32.8 billion decrease in assets under management. Average assets under management were $388.5 billion for 2000 compared to $294.9 billion for 1999. The 32% increase in average assets was due to the strength of net new business and the strong capital markets in the early part of 2000, aided by acquisitions. At December 31, 2000, approximately two-thirds of our assets under management were invested in equity securities and one-third in fixed income securities.

       Operating Results

       2000 marked another record year for our group, particularly as every major capital market index experienced sharp declines during the year. Profit before tax, exceptional item and goodwill amortization increased 73% to (Pounds)554.5 million from (Pounds)319.8 million in 1999. Diluted earnings per share before exceptional item and goodwill amortization increased 67% to 54.7p for the 2000 year compared to 32.7p for 1999.

       Revenues amounted to (Pounds)1.6 billion compared to (Pounds)1.1 billion in 1999. Earnings before interest, taxes, depreciation and amortization and exceptional item, or "EBITDA," reached (Pounds)659.7 million for 2000, compared to (Pounds)431.1 million for the 1999 period. Operating profit before exceptional items and goodwill amortization totaled (Pounds)588.9 million in 2000 compared to (Pounds)352.7 million in 1999, an increase of (Pounds)236.2 million. The operating margin for 2000 was 36.2%, compared to 32.9% in the prior year.

       We completed the acquisition of Canadian-based Trimark on August 1, 2000. Consideration for this purchase amounted to approximately (Pounds)1.2 billion and was satisfied by the payment of (Pounds)331.1 million in cash, the issuance of 26.4 million Ordinary Shares or Exchangeable Shares, and (Pounds)574 million in Equity Subordinated Debentures. Our 2000 results include the results of Trimark from August 1, 2000.

       We also acquired Perpetual plc, a leading U.K. retail fund manager, in December 2000. This acquisition was recorded as of December 31, 2000, was valued at approximately (Pounds)1.0 billion and was completed by the issuance of 60.1 million Ordinary Shares, payment of (Pounds)181.9 million in cash and the issuance of (Pounds)128.9 million in loan notes due in 2005. The results of Perpetual plc are included in our Consolidated Financial Statements beginning January 1, 2001.

       Trimark is being integrated with the existing AIM Canada business, and the INVESCO Global and Perpetual plc businesses are being combined in the U.K. The (Pounds)43.8 million cost of these integration activities coupled with personnel-related restructuring charges of (Pounds)8.0 million for the INVESCO Institutional business have been reflected as an exceptional item in 2000. The total exceptional items amounted to (Pounds)32.6 million after tax, equal to 4.6p per diluted share.

       Substantially all of our revenues arise from management and distribution fees generated from assets under management. Revenues increased 52% over 1999 levels due to the inclusion of Trimark's results for five months in 2000 and revenues generated from the increased levels of assets under management.

       Operating expenses before exceptional item increased 39% to (Pounds)1.0 billion in 2000 from (Pounds)719.6 million in 1999, due primarily to increased staff costs. Compensation and related expenses amounted to (Pounds)623.5 million in 2000 from (Pounds)430.2 million in 1999, or 60% of total operating expenses for both 2000 and 1999. Headcount levels increased to approximately 8,259 employees at the end of 2000 from approximately 5,545 at the end of 1999, due primarily to staff added from acquisitions and increased volumes in the business. Marketing costs were (Pounds)152.4 million, or 15% of total operating expenses, in 2000, a 51% increase from the prior year as we continued to promote our AIM and INVESCO brands. Technology costs accounted for 11% of the total operating expenses for 2000 compared to 13% in 1999. Variable costs accounted for approximately 25% of total expenses for both years.

       Managed Products

       Managed Products produced another year of record performance, with revenues up 65% to (Pounds)1.1 billion and operating profits of (Pounds)513.0 million, a 78% increase over 1999. Net new business totaled $33.4 billion for Managed Products in 2000, up from $11.0 billion in 1999. These net new business flows reflect the strength of the AIM and INVESCO brands coupled with excellent investment performance. Assets under management totaled $236.4 billion at the end of 2000, an increase of 18% for the year. The acquisition of Trimark, when combined with AIM Canada, created Canada's second largest mutual fund management company with a broad range of products and distribution channels. Operating margins increased to 48% in 2000 from 45% in 1999 as a result of the increased business volumes in 2000.

       INVESCO Institutional

       INVESCO Institutional underwent a period of restructuring which, when coupled with a difficult period for value investment managers, resulted in a reduced level of operating profits before exceptional item of (Pounds)53.6 million compared to (Pounds)66.5 million in 1999, and revenues of (Pounds)211.4 million for 2000 compared to (Pounds)184.8 million for 1999. Operating margins declined to 25% in 2000 from 36% in 1999. Assets under management were $99.6 billion at the end of 2000, which represented a decline of $6.6 billion from the end of 1999 as INVESCO Institutional continued to experience shifts from its core value equity products.

       Marketing activity for INVESCO Institutional as a whole continued to be very strong, with $20.2 billion in new gross sales in 2000. INVESCO Institutional has one of the industry's broadest ranges of products, which includes a recently developed global balanced product, and it is attracting non-U.S. institutions to its structured U.S. equity products. The alternative asset products division of INVESCO Institutional successfully brought new private equity and secured loan products to the market during a challenging period.

       INVESCO Global

       The acquisition of Perpetual plc was the final highlight to a year of significant achievement for INVESCO Global. INVESCO Global leveraged its infrastructure, resulting in operating profits of (Pounds)81.8 million in 2000, which represented an increase of 88% over 1999, and a record operating margin level of 27% for the year. Assets under management were $66.6 billion at December 31, 2000, compared to $51.5 billion at the end of 1999. This 29% increase was due to record gross sales of $27.8 billion experienced across the business coupled with the strength in the markets. Assets under management in Continental Europe doubled during 2000. INVESCO Global's net sales in Asia grew over 60% during 2000. INVESCO Global's presence in the U.K. markets and in the offshore product range also reached record levels due to strong investment performance and marketing successes. Our acquisition of County, with $5.1 billion in assets under management as of the date of acquisition on January 31, 2001, expanded INVESCO Global's position in Australia, one of the world's fastest growing pension markets.

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

       New Business

       New business expense consists of costs associated primarily with our efforts in the international defined contribution markets in the U.K., Poland and Hong Kong. The increase in costs over 1999 reflects our entrance into certain markets in Continental Europe.

       Corporate

       Corporate expenses include staff costs related to general corporate financial and administrative employees and continued expenditures in company-wide initiatives. The increase in expenses over 1999 relates primarily to increases in headcount necessitated by our global expansion.

       Other Income/Expense

       Investment income increased in 2000 from interest income generated from investments. Interest expense increased by (Pounds)6.9 million during the year due to the issuance of the Equity Subordinated Debentures in connection with the Trimark acquisition.

       Taxation

       Our effective tax rate on ordinary profit before goodwill amortization and exceptional item, after restatement for FRS 19, was 29.7% in 2000, compared with 31.8% in 1999.

Liquidity and Capital Resources

       Cash Flows

       The ability to generate cash from operations in excess of our capital expenditures and dividend requirements is one of our fundamental financial strengths. Operations continue to be financed from share capital, retained profits, and borrowings.

       We generated (Pounds)603.4 million of earnings before interest, taxes, depreciation, and amortization (EBITDA) in 2001. We paid (Pounds)84.4 million in dividends and (Pounds)79.2 million for fixed assets expenditures, principally for technology and capital investments. Shareholder funds increased to (Pounds)2.3 billion at December 31, 2001.

       We did not change our financial instruments policies in 2001 and did not hedge any of our operational foreign exchange exposures. As a result, our balance sheet may be impacted by movements in U.S. dollar/sterling exchange rates. This is partially mitigated by our U.S. dollar denominated borrowings. Other than this, we do not actively manage our currency exposures.

       Borrowings

       Total debt (including current maturities of (Pounds)125.8 million) amounted to (Pounds)970.1 million at

December 31, 2001, and net debt was (Pounds)837.6 million (2000: (Pounds)691.9 million), excluding cash held as a result of short-term timing differences on customer transactions of (Pounds)207.3 million. Net debt declined by (Pounds)166 million in 2001, excluding the cash paid for acquisitions.

       We entered into a new five-year $900 million and 364-day $200 million credit facility with a group of international banks in 2001. On December 31, 2001, (Pounds)106.9 million ($155 million) was drawn under the facility. We issued $300 million in new senior debt in the form of 5.90% Senior Notes due 2007.

       At December 31, 2000, our total long-term debt amounted to (Pounds)960.0 million. Net debt at December 31, 2000 amounted to (Pounds)691.9 million compared to (Pounds)512.6 million at December 31, 1999, excluding cash held as a result of short-term timing differences on customer transactions of (Pounds)200.9 million in 2000 and (Pounds)41.5 million in 1999. The increase in net debt was due to (Pounds)1.3 billion borrowed or issued for acquisitions during the year, reduced by (Pounds)1.1 billion in repayments from operating cash flow and conversions of Equity Subordinated Debentures into Ordinary Shares.

       We issued a total of (Pounds)574.0 million in Equity Subordinated Debentures and (Pounds)128.9 million in loan notes in 2000 as part of the consideration for our acquisitions during 2000. During 2000, (Pounds)505.4 million of the Equity Subordinated Debentures were converted into 45.9 million Exchangeable Shares and (Pounds)67.1 million of the Equity Subordinated Debentures remained outstanding at December 31, 2000. The Equity Subordinated Debentures bear interest at 6% per year and mature in 2003. The loan notes mature in 2005 and are callable at the option of the holder on six months notice.

       A subsidiary issued 21.4 million Exchangeable Shares as part of the acquisition of Trimark. These shares are exchangeable into Ordinary Shares on a one-for-one basis at the request of the holder and are the economic equivalent of the Ordinary Shares. Thus, these shares are treated in the balance sheet and earnings per share calculations as though they are Ordinary Shares. Approximately 86.5 million new Ordinary Shares, including the Exchangeable Shares, were issued during 2000 for acquisitions.

       Our existing capital structure, together with the cash flow from operations and borrowings under the credit facility, will provide us with sufficient resources to meet present and future cash needs.

       Capital Expenditures

       During 2001, 2000 and 1999, our capital expenditures were (Pounds)79.2 million, (Pounds)62.5 million and (Pounds)57.3 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which to maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and backup disaster recovery. In 2001, capital expenditures, also included costs incurred to relocate to new facilities in Denver, Colorado.

       Dividends

       Our board of directors recommended a final dividend of 6.5p per Ordinary Share, resulting in a total dividend of 11.0p in 2001 versus 10.0p in 2000. The total dividend for 2001 represents an increase of 10% over the total dividend for 2000, and is the ninth consecutive year that the dividend has been increased.

       Under the Companies Act 1985 of Great Britain, as amended, our ability to declare dividends is restricted to the amount of our distributable profits and reserves, which is the current and retained amounts of our profit and loss account, on an unconsolidated basis. At December 31, 2001, the amount available for dividends was (Pounds)37.6 million after accrual of the recommended final dividend for 2001. Furthermore, the credit facility places certain restrictions on our ability to pay dividends, as described in Note 16 to the Consolidated Financial Statements. These restrictions could impact the ability of our subsidiaries to pay dividends to us and our ability to pay dividends to our shareholders. Such restrictions have not had, and are not expected to have in the future, a material effect on our ability to pay dividends.

       We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

Summary of Differences Between U.K. GAAP and U.S. GAAP

       We prepare our financial statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to us, relate to the historical elimination of goodwill and other intangibles against reserves, shares held by share option trusts, and proposed dividend liabilities. See Note 23 to our Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

New Accounting Standards

       In the U.K., the Accounting Standards Board, or ASB, issued Financial Reporting Standard 17 "Retirement Benefits," in 2000. The impact of applying
FRS 17 on our limited number of defined benefit plans was not material to our consolidated operating results or our balance sheet. The ASB also issued FRS 19, "Deferred Tax," in 2000, requiring companies to change the method of computing deferred taxes. We adopted FRS 19 in 2001 including a restatement of all prior periods presented to include the profit and loss impact of recognizing previously unrecognized deferred tax movements. The effect has been to reduce the tax provision and increase net income previously reported for 2000 by (Pounds)12.2 million (1.7p per diluted share).

       In 2001, we adopted Statement of Financial Accounting Standards 141, "Business Combinations," for acquisitions after June 30, 2001, for reporting under U.S. GAAP. This Statement does not affect our reporting under U.K. GAAP. We have preliminarily allocated the excess purchase price of the Pell Rudman, Grand Pacific, and Parkes acquisitions to non-amortizable goodwill.

       SFAS 142, "Goodwill and Other Intangible Assets," will be adopted as of January 1, 2002, requiring that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment annually. Definite-lived intangible assets will continue to be amortized over their useful lives. The impact of adopting SFAS 142 is currently being evaluated.

       Information relating to our adoption in 2000 of FRS 16, "Current Taxation," appears in Note 8 to our Consolidated Financial Statements.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

       Our current directors and members of senior management are:


               Name                        Age*                                          Position*
----------------------------------     ----------     -----------------------------------------------------------------------------

Charles W. Brady/a c/                      66          Executive Chairman, Board of Directors
Rex D. Adams/b c d/                        62          Non-Executive Director
Sir John Banham/b c d/                     61          Non-Executive Director
The Hon. Michael D. Benson/a/              58          Vice Chairman, Board of Directors; Chief Executive Officer, INVESCO Global
Joseph R. Canion/b c d/                    57          Non-Executive Director
Michael J. Cemo/a/                         57          Director; President, A I M Distributors, Inc.
Gary T. Crum/a/                            54          Director; President, A I M Capital Management, Inc.
Jean-Baptiste Douville de                  38          Chief Executive Officer, INVESCO Continental Europe


               Name                        Age*                                          Position*
----------------------------------     ----------     ----------------------------------------------------------------------------
Franssu/a/
Robert H. Graham/a/                              55       Vice Chairman, Board of Directors; Chief Executive Officer, A I M
                                                          Management Group, Inc.
Robert C. Hain/a/                                48       Chief Executive Officer, INVESCO U.K.
Hubert L. Harris, Jr./a/                         58       Director; Chief Executive Officer, INVESCO Retirement
Donald J. Herrema/a/                             49       Chief Executive Officer, Private Wealth Management
Denis Kessler/b c d/                             50       Non-Executive Director
Andrew Tak Shing Lo/a/                           40       Chief Executive Officer, Asia Pacific
Bevis Longstreth/b c d/                          68       Non-Executive Director
Robert F. McCullough/a/                          59       Director; Chief Financial Officer
James I. Robertson/a/                            44       Chief Executive Officer, AMVESCAP Group Services, Inc.
John D. Rogers/a/                                40       Chief Executive Officer, INVESCO Institutional
Stephen K. West/b c d/                           73       Non-Executive Director
Alexander M. White/b c d/                        68       Non-Executive Director
Neil Williams/a/                                 66       General Counsel
Mark H. Williamson/a/                            50       Chief Executive Officer, Managed Products; Chairman and Chief Executive
                                                          Officer, INVESCO Funds Group, Inc.


------------------------
/*/    All ages and positions are as of March 31, 2002.
/a/    Member of the Executive Board
/b/    Member of the Audit Committee
/c/    Member of the Nomination Committee
/d/    Member of the Remuneration Committee

Charles W. Brady 66 Executive Chairman USA/a c/
Charles Brady has served as Executive Chairman of the Board of Directors of our company since 1993, Chief Executive Officer since 1992, and a Director since 1986. He was a founding partner of INVESCO Capital Management Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a BS from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a Director of the Atlanta College of Art, a Trustee of the Georgia Tech Foundation and the Carter Library, and a Director of the National Bureau of Asian Research.

Rex D. Adams 62 Non-Executive USA/b c d/
Rex Adams has served as a Non-Executive Director of our company since November 2001 and is Chairman of the Remuneration Committee. Mr. Adams served as dean of the Fuqua School of Business and professor of business administration at Duke University from 1996 to 2001. He joined Mobil International in London in 1965 and served as Executive Vice President for Administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a BA magna cum laude from Duke University. He was selected as a Rhodes Scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams sits on the Boards of Directors of Alleghany Corporation, PBS and the Vera Institute of Justice.

Sir John Banham 61 Non-Executive UK/b c d/
Sir John Banham has served as a Non-Executive Director of our company since 1999 and is Chairman of the Nomination Committee. He is Chairman of Kingfisher PLC and Whitbread PLC. Sir John was Director General of the Confederation of British Industry from 1987 to 1992, a Director of both National Power and National Westminster Bank from 1992 to 1998, and Chairman of Tarmac PLC from 1994 to March 2000. He also served as Chairman of the Remuneration Committees of both National Power and National Westminster Bank. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading UK universities.

The Hon. Michael D. Benson 58 Vice Chairman and Chief Executive Officer, INVESCO Global UK/a/
Michael Benson has served as Vice Chairman of the Board of Directors of our company since February 2001, a Director of our company since 1994, Chief Executive Officer of INVESCO Global since 1997, and

Chief Executive Officer of the Asian region from 1994 to 1997. He began his career with the brokerage firm L. Messel in 1963. He later joined Lazard Brothers Ltd. and became Managing Director of Lazard Securities Ltd., establishing investment offices in Jersey, Guernsey, and Hong Kong. From 1985 to 1992 Mr. Benson established investment offices in London, Boston, Hong Kong, and Singapore for Standard Chartered Bank. In 1992 he joined Capital House Investment Management with responsibility for developing the Far Eastern business.

Joseph R. Canion 57 Non-Executive USA/b c d/
Joseph Canion has served as a Non-Executiv e Director our company since 1997. He was a Director of AIM from 1991 through 1997, when AIM was merged with one of our subsidiaries. Since 1992, Mr. Canion has served as Chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President, and a Director of Compaq Computer Corporation.

Michael J. Cemo 57 President, A I M Distributors, Inc. USA/a/
Michael Cemo has served as a Director of our company since 1997. He is President of A I M Distributors, Inc., a broker-dealer subsidiary of AIM, and an Executive Vice President of AIM. Mr. Cemo has been in the investment business since 1971 and joined AIM in 1988. He is a member of the Investment Company Institute's sales force marketing committee. Mr. Cemo received a BS from the University of Houston.

Gary T. Crum 54 President, A I M Capital Management, Inc. USA/a/
Gary Crum has served as a Director of our company since 1997. He is co-founder of AIM and serves as an Executive Vice President of AIM. He is President of A I M Capital Management, Inc., an investment advisory subsidiary of AIM, and is Director of Investments. Mr. Crum has been in the investment business since 1972. He received a BBA from Southern Methodist University and an MBA from the University of Texas at Austin.

Jean-Baptiste de Franssu 38 Chief Executive Officer, INVESCO Continental Europe France/a/
Jean-Baptiste de Franssu has served as Chief Executive Officer, INVESCO Continental Europe (Belgium) since 1999 and as a member of the Executive Board of our company since May 2001. He joined our company as Managing Director and a member of the Board of Directors of INVESCO France in 1990. Mr. de Franssu became Managing Director of the Continental European Division in 1996. He has served as a member of the INVESCO Global Management Committee since 1997. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a BA from Middlesex University in the U.K. and a post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Robert H. Graham 55 Vice Chairman and Chief Executive Officer, A I M Management Group Inc. USA/a/
Robert Graham became Vice Chairman of the Board of Directors of our company in February 2001. He has served as a Director of our company since 1997 and as Chief Executive Officer of Managed Products from 1997 to January 2001. Mr. Graham is President and Chief Executive Officer of AIM, which he co-founded in 1976. He has been in the investment business since 1972. Mr. Graham received a BS, an MS, and an MBA from the University of Texas at Austin. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

Robert C. Hain 48 Chief Executive Officer, INVESCO U.K. Canada/a/
Robert Hain became a member of the Executive Board of our company in February 2001. He served as President and Chief Executive Officer of AIM Funds Management Inc., our Canadian business, from December 1998 until January 2002, when he became Chief Executive Officer of INVESCO U.K. Mr. Hain was Global Head of Private Banking at CIBC from May 1998 to November 1998, a partner at Ernst & Young from 1997 to 1998, an Executive Vice President at Investors Group from 1993 to 1997, and President at Royal Trust Bank (Switzerland) (now Royal Bank of Canada) from 1984 to 1993. He received a BA from the University of Toronto and an M.Litt. from Oxford University.

Hubert L. Harris, Jr. 58 Chief Executive Officer, INVESCO Retirement USA/a/ Hubert Harris has served as Chief Executive Officer of INVESCO Retirement since January 1998 and as a Director of our company from 1993 to February 1997, and since 1998. He served as Assistant Director of the Office of Management and Budget in Washington, DC, during President Carter's administration and as President and Executive Director of the International Association for Financial Planning. Mr. Harris received a BS from the Georgia Institute of Technology and an MBA from Georgia State University.

Donald J. Herrema 49 Chief Executive Officer, Private Wealth Management USA/a/ Donald Herrema has served as Chairman and Chief Executive Officer of Private Wealth Management and a member of the Executive Board of our company since March 2001. He held several senior positions at Bessemer Trust Company from 1993 to 2001 and became President and Chief Executive Officer of The Bessemer Group Incorporated in 1998. Mr. Herrema began his career at Wells Fargo in 1981 and became President of Wells Fargo Securities in 1991. He received a BA from Whittier College and an MA from the University of Southern California. Mr. Herrema is a Trustee of Whittier College, a former Leaders Council Member of the Institute of Private Investors, and past President of the Bank Securities Association.

Denis Kessler 50 Non-Executive France/b c d/
Denis Kessler has served as a Non-Executive Director of our company since March 2002. A noted economist, Mr. Kessler is Executive Chairman of the French Insurance Association (FFSA), Executive Vice Chairman of the French Business Confederation (MEDEF), Vice Chairman of the Comite Europeen des Assurances
(CEA), and a member of the Conseil national des Assurances. He serves as a member of the Board of Directors of Dexia Bank, BNP Paribas, Cetelem, Bollore Group, and Vendome Rome Group. Mr. Kessler received a Diplome from the Paris Business School (HEC) and a Doctorat d'Etat in economics from the University of Paris.

Andrew T. S. Lo 40 Chief Executive Officer, Asia Pacific Hong Kong/a/
Andrew T. S. Lo has served as Chief Executive Officer of Asia Pacific since February 2001 and as a member of the Executive Board of our company since May 2001. He joined our company as Managing Director for INVESCO Asia in 1994. Mr. Lo began his career as Credit Analyst at Chase Manhattan Bank in 1984. He became Vice President of the Investment Management Group at Citicorp in 1988 and was Managing Director of Capital House Asia from 1990 to early 1994. Mr. Lo was Chairman of the Hong Kong Investment Funds Association from 1996 to 1997, a member of the Council to the Stock Exchange of Hong Kong from 1997 to February 2000, and a member of the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to March 2001. He received a BS and an MBA from Babson College in the U.S.

Bevis Longstreth 68 Non-Executive USA/b c d/
Bevis Longstreth has served as a Non-Executive Director of our company since 1993 and is Chairman of the Audit Committee. Mr. Longstreth is retired from Debevoise & Plimpton, based in New York, where he was a partner from 1970 through 1981, and from 1984 through 1997. He was a Commissioner of the Securities and Exchange Commission from 1981 to 1984. Mr. Longstreth is a frequent writer on issues of corporate governance, banking, and securities law, and is the author of Modern Investment Management and the Prudent Man Rule
(1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School.

Robert F. McCullough 59 Chief Financial Officer USA/a/
Robert McCullough has served as a Director and Chief Financial Officer of our company since 1996. Before joining our company in 1996, he was an accountant at Arthur Andersen in New York from 1964 until 1987. Mr. McCullough became a partner at Arthur Andersen in 1973 and managing partner of the Atlanta office in 1987. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. Mr. McCullough is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

James I. Robertson 44 Chief Executive Officer, AMVESCAP Group Services, Inc. UK /a/

James Robertson became Chief Executive Officer of AMVESCAP Group Services, Inc. in February 2001. He has been a member of the Executive Board of our company since March 1999. Mr. Robertson joined our company as Director of Finance and Corporate Development for INVESCO Global's European division in 1993 and repeated this role for the Pacific division in 1995. In 1996, he became Managing Director, Global Strategic Planning, of our company. Mr. Robertson holds an MA from Cambridge University.

John D. Rogers 40 Chief Executive Officer, INVESCO Institutional USA/a/
John Rogers became Chief Executive Officer of INVESCO Institutional and a member of the Executive Board of our company in December 2000. He joined the Company as Chief Investment Officer and President of INVESCO's Tokyo office in 1994 and became Chief Executive Officer and Co-Chief Investment Officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a BA cum laude from Yale University and an MA from Stanford University. He is a Chartered Financial Analyst and a member of the International Society of Financial Analysts.

Stephen K. West 73 Non-Executive USA/b c d/
Stephen West has served as a Non-Executive Director of our company since 1997. Mr. West was a Director of AIM from 1994 through 1997, when AIM was merged with one of our subsidiaries. From 1964 to 1998 he was a partner of Sullivan & Cromwell, based in New York, and he is presently of counsel to the firm. Mr. West serves on the Boards of Directors of the Pioneer Funds and the Swiss Helvetia Fund, Inc. Mr. West is a graduate of Yale University and the Harvard Law School.

Alexander M. White 68 Non-Executive USA/b c d/
Alexander White has served as a Non-Executive Director of our company since 1992. Mr. White has spent his entire career in the financial services community. He has been associated with Merrill Lynch, White Weld & Co., and, most recently, James D. Wolfensohn, Inc., where he was a senior investment banker. Mr. White is a graduate of Harvard College and the Harvard Business School.

Neil Williams 66 General Counsel USA/a/
Neil Williams has served as General Counsel of our company and has been a member of our Executive Board since September 1999. Mr. Williams practiced law with the firm of Alston & Bird in Atlanta from 1961 to September 1999. He was Alston & Bird's managing partner from 1984 through 1996. Mr. Williams received an AB and a JD from Duke University. He is a member of the American Law Institute.

Mark H. Williamson 50 Chief Executive Officer, Managed Products; Chief Executive Officer, INVESCO Funds Group Inc. USA/a/
Mark Williamson became Chief Executive Officer of Managed Products in February 2001 and has been a member of the Executive Board of our company since December 1999. He has served as Chairman and Chief Executive Officer of INVESCO Funds Group, Inc. since 1998. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named Managing Director in 1988. He became Chairman and Chief Executive Officer of NationsBank's mutual funds and brokerage subsidiaries in 1997. Mr. Williams graduated from the University of Florida and is a member of the Board of Governors of the Investment Company Institute and the Board of Directors of ICI Mutual Insurance Company.

Compensation of Directors and Senior Management

       Information for Messrs. de Franssu, Hain, Herrema, Lo, Robertson, Rogers, Ward, Williams and Williamson is included in the tables below under the references to senior management as a group because they were members of our Executive Board on December 31, 2001. Mr. Ward resigned as a member of our Executive Board in January 2002. The other members of our Executive Board also serve as directors of our company and are not included in references to senior management.

       Salary, Bonus and Other Benefits

       The remuneration of our executive chairman, directors and senior management during the fiscal year ended December 31, 2001 is set forth in the following tables:

                               Salary           Bonus(1)          Benefits            Total
                            ((Pounds)000)     ((Pounds)000)     ((Pounds)000)     ((Pounds)000)
                            --------------    --------------    --------------    --------------


Executive Chairman:
----------------------------
Charles W. Brady                       394             2,439                 3             2,836

Executive Directors:
----------------------------
The Hon. Michael D. Benson             366               523                 1               890
Michael J. Cemo/(2)/                   227             1,622                 3             1,852
Gary T. Crum                           279               697                 3               979
A.D. Frazier, Jr./(3)/                  60                 -                 -                60
Robert H. Graham                       348               976                 3             1,327
Hubert L. Harris, Jr.                  307               697                 3             1,007
Robert F. McCullough                   287               697                 3               987

Non-Executive Directors:
----------------------------
Rex D. Adams/(4)/                       29                 -                 -                29
Sir John Banham                         75                 -                 -                75
Joseph R. Canion/(5)/                   70                 -                 -                70
Roberto A. de                           70                 -                 -                70
 Guardiola/(5)(6)/
Bevis Longstreth/(5)/                   70                 -                 -                70
Stephen K. West                         70                 -                 -                70
Alexander M. White                      70                 -                 -                70

Total remuneration of                2,287             4,704                32             7,023
 senior management as a
 group (nine persons)

-------------------------------
(1) Approximately 5% of the sums included under Bonus for each director and member of senior management was paid into the AMVESCAP Global Stock Plan.
(2) Bonus amounts include commissions earned pursuant to approved commission schedules.
(3)  Mr. Frazier resigned as director of our company on February 28, 2001.
(4)  Mr. Adams became a director of our company in November 2001.
(5) Each of Messrs. Canion, de Guardiola and Longstreth deferred the entire amount of his compensation in 2001 pursuant to the AMVESCAP Deferred Fees Share Plan.
(6)  Mr. de Guardiola resigned as director of our company on March 4, 2002.

       Option Grants

       We granted the following options to purchase our Ordinary Shares to the following executive directors and senior management during 2001. We did not grant any options to Mr. Frazier during 2001.

                                                                                             Option
                                                                                            Exercise
                   Name                                  Number of Shares                     Price               Expiration Date
---------------------------------------------     ---------------------------------     -------------------     -------------------

Charles W. Brady                                                   300,000                     950.0p             December 2011
The Hon. Michael D. Benson                                         150,000                     950.0p             December 2011
Michael J. Cemo                                                    150,000                     950.0p             December 2011
Gary T. Crum                                                       150,000                     950.0p             December 2011
Robert H. Graham                                                   150,000                     950.0p             December 2011
Hubert L. Harris, Jr.                                              150,000                     950.0p             December 2011
Robert F. McCullough                                               150,000                     950.0p             December 2011
Total options granted to senior management
as a group (nine persons)                                           58,080                     1168.0p            March 2011
                                                                 1,200,000                      950.0p            December 2011


       Pension Rights

       Our executive directors and senior management participate in a defined contribution pension scheme. Contributions made in respect of executive directors' and senior management's pension arrangements in 2001 were as follows:

                                                            (Pounds)000
                                                          --------------

               Charles W. Brady                                 12
               The Hon. Michael D. Benson                       32
               Michael J. Cemo                                  17
               Gary T. Crum                                     17
               A.D. Frazier, Jr./(1)/                            4
               Robert H. Graham                                 17
               Hubert L. Harris, Jr.                            17
               Robert F. McCullough                             17
               Total contributions made for senior
               management as a group (nine persons)            147


---------------------------
/(1)/  Mr. Frazier resigned as director of our company on February 28, 2001.

       AMVESCAP Global Stock Plan

       We have established the AMVESCAP Global Stock Plan, which is a remuneration plan for key employees, called Global Partners, under which a portion of a profit-linked bonus paid annually in respect of each Global Partner is deposited into a discretionary employee benefit trust, which then purchases Ordinary Shares in the open market. The plan trustee is Bank of Bermuda (New
York) Limited. The Ordinary Shares purchased by the trust are allocated within the trust to participants and, provided they retain their position with us for a period of three years from the date of the bonus, such allocated shares will be transferred to the participants upon their retirement or termination of employment with us. Approximately (Pounds)8,039,000 million was paid into the AMVESCAP Global Stock Plan for the year ended December 31, 2001. The AMVESCAP Global Stock Plan owned approximately 11.8 million Ordinary Shares on March 8, 2002. On such date, our executive directors and senior management had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the table below. Mr. Frazier did not have any vested or unvested interests in the AMVESCAP Global Stock Plan on March 8, 2002.

Name                                                         Vested Interests           Unvested Interests
----------------------------------------------------------------------------------------------------------------
Charles W. Brady                                                       521,854.81                     152,556.85
----------------------------------------------------------------------------------------------------------------
The Hon. Michael D. Benson                                              66,714.58                      54,149.35
----------------------------------------------------------------------------------------------------------------
Michael J. Cemo                                                         63,188.96                      44,793.84
----------------------------------------------------------------------------------------------------------------
Gary T. Crum                                                            83,423.05                      54,527.00
----------------------------------------------------------------------------------------------------------------
Robert H. Graham                                                       157,329.92                      87,145.82
----------------------------------------------------------------------------------------------------------------
Hubert L. Harris, Jr.                                                  145,922.00                      44,344.83
----------------------------------------------------------------------------------------------------------------
Robert F. McCullough                                                   100,127.94                      45,628.74
----------------------------------------------------------------------------------------------------------------
Total interests of senior management (nine persons)                    269,329.00                     227,916.00
----------------------------------------------------------------------------------------------------------------

       AMVESCAP Deferred Fees Share Plan

       The AMVESCAP Deferred Fees Share Plan is a plan under which any of our directors may defer all or a part of fees paid for service as a director until such time as he ceases to be a director. Certain members of our Board of Directors participate in the AMVESCAP Deferred Fees Share Plan.

       INVESCO Employee Stock Ownership Plan

       The INVESCO Employee Stock Ownership Plan (the "ESOP") was established for employees of certain of our U.S. subsidiaries. Participating subsidiaries made stock bonus contributions to the ESOP comprising cash and/or our securities in respect of their employees who participate in the ESOP. Accounts were established in respect of each participant's allocation of contributions to the ESOP, which were held by the trustee in accordance with the terms of the ESOP. Certain members of the Board and senior management participate in the ESOP. The ESOP was closed to further activity effective January 1, 2000.

       AMVESCAP Executive Share Option Schemes

       Our executive directors and qualifying employees of our participating subsidiaries are eligible to be nominated for participation in various of our option plans (the "AMVESCAP Executive Share Option Schemes"). Options under the AMVESCAP Executive Share Option Schemes entitle the holder to acquire Ordinary Shares at a certain price. Options generally remain exercisable between the third and seventh or tenth anniversaries of the date of the grant. The AMVESCAP Executive Share Option Schemes contain limits upon the participation by each individual.

Board Practices

       Non-executive Directors. Non-executive directors do not have formal fixed term contracts; however, under our Articles of Association all directors are required to retire by rotation, and one third of our Board of Directors (the "Board") is required to seek re-election each year. Re-election is subject to shareholders' approval. Sir John Banham and Messrs. Adams, Kessler, Longstreth and West are seeking re-election in 2002. Because Mr. West is over the age of 70 years, he is required to seek re-election each year. Assuming the current composition of the Board does not change, in addition to Mr. West, Mr. White and Mr. Canion will be required to seek re-election in 2003.

       Executive Directors. Executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to a maximum of twelve months. Executive directors' compensation arrangements are determined by the Remuneration Committee, which consists solely of non-executive directors. Messrs. Brady and Harris are seeking re-election in 2002. Assuming the current composition of the Board does not change, Messrs. Benson and Cemo will be required to seek re-election in 2003, and Messrs. Crum, Graham and McCullough will be required to seek re-election in 2004.

       Executive Board. The Board has appointed an Executive Board to oversee and supervise the business and strategy of the executive management of the company as a whole and to approve and coordinate the activities of management committees for our five operating groups. As of March 8, 2002, the Executive Board consisted of Messrs. Benson, Brady, Cemo, Crum, de Franssu, Graham, Hain, Harris, Herrema, Lo, McCullough, Robertson, Rogers, Williams and Williamson. Membership of the Executive Board may vary with the approval and consent of the Board. Members of the Executive Board serve until they resign from the Executive Board or the Board decides to change the membership of the Executive Board.

       Remuneration Committee. The Remuneration Committee consists solely of independent non-executive directors. Mr. Adams chairs the Remuneration Committee. The Remuneration Committee determines the remuneration of the Executive Chairman and the executive directors and the allocation of share options and the sums available for distribution in respect of a bonus paid annually to each Global Partner. The Board as a whole determines the remuneration of the non-executive directors. A firm of independent remuneration consultants is engaged to review executive compensation as it relates to a peer group of comparable companies and the industry in general.

       In determining the sums available for the payment of incentives through the AMVESCAP Global Stock Plan, the Remuneration Committee takes into account the returns provided to our shareholders and our performance. In determining an individual's compensation, the Remuneration Committee considers the individual's performance measured against, among other factors, the achievement of personal and Board objectives and targets. Options are awarded on a merit basis, including our performance during the year.

       The remuneration policies implemented by the Remuneration Committee comply with the Best Practice Provisions of the Combined Code annexed to the Listing Rules of the London Stock Exchange.

       Audit Committee. The Audit Committee consists solely of independent non-executive directors. Mr. Longstreth chairs the Audit Committee. The Audit Committee has written terms of reference.

       The Audit Committee is responsible for accounting and financial controls being in place, ensuring that auditing processes are properly coordinated and work effectively, reviewing the scope and results of the audit and its cost effectiveness, and ensuring the independence and objectivity of the auditors, including the nature and amount of non-audit work supplied by the auditors. The Audit Committee has direct access to our auditors. The Audit Committee receives periodic reports from management and our auditors on the system of internal controls and significant financial reporting issues. Our Compliance Officer regularly reports on significant regulatory compliance matters.

       Nomination Committee. The Nomination Committee consists of all of the non-executive directors and the Executive Chairman. Sir John Banham chairs the Nomination Committee. The Nomination Committee is responsible for the structure and composition of the Board. The Nomination Committee carries out a formal selection process of candidates when necessary, and makes recommendations to the Board regarding appointments.

Employees

       As of December 31, 2001, we employed 8,519 people, of which approximately 70% were located in North America. See "Item 4. Information on the Company-- Business Overview," above, for a breakdown of headcount by operating group as of December 31, 2001. As of December 31, 2000 and 1999, we employed 8,259 and 5,545 people, respectively. The increase in headcount during 2001 was due to acquisitions we made during that year, and the increase in headcount during 2000 was due to acquisitions we made and increases in the volume of our business during that year. None of our employees is covered under collective bargaining agreements.

Share Ownership

       Ownership of Ordinary Shares

       The following table discloses, as of March 8, 2002, holdings of Ordinary Shares by our directors and senior management:

                                                 -----------------------------------------------------------------------------
                                                                                                     Percent of
                                                          Ordinary Shares/(1)/                Outstanding Ordinary Shares
                                                 -----------------------------------------------------------------------------
Charles W. Brady/(2)/                                                    4,372,534                         *
Rex D. Adams                                                                14,000                         *
Sir John Banham                                                              7,500                         *
The Hon. Michael D. Benson/(2)/                                             73,177                         *
Joseph R. Canion/(3)/                                                        2,000                         *
Michael J. Cemo/(2)(4)/                                                  6,791,389                         *
Gary T. Crum/(2)(5)/                                                    29,505,821                      3.76%
Jean-Baptiste de Franssu/(2)/                                                    *                         *
A.D. Frazier, Jr./(6)/                                                       1,815                         *
Robert H. Graham/(2)(7)/                                                30,479,221                      3.89%
Roberto A. de Guardiola/(3)(8)/                                          2,570,886                         *
Robert C. Hain/(2)/                                                              *                         *
Hubert L. Harris, Jr./(2)/                                                 209,038                         *
Donald J. Herrema/(2)/                                                           *                         *
Denis Kessler/(9)/                                                           2,200                         *
Andrew Tak Shing Lo/(2)/                                                         *                         *
Bevis Longstreth/(3)(10)/                                                   70,440                         *
Robert F. McCullough/(2)/                                                   13,815                         *
James I. Robertson/(2)/                                                          *                         *
John D. Rogers/(2)/                                                              *                         *
Hugh R. Ward/(2)(11)/                                                            *                         *
Stephen K. West                                                            209,433                         *
Alexander M. White                                                         120,000                         *
Neil Williams/(2)/                                                               *                         *
Mark H. Williamson/(2)/                                                          *                         *

_______________
* Less than 1%. Persons for whom no ownership of Ordinary Shares is provided beneficially own less than one percent of outstanding Ordinary Shares. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission.

(1) Ordinary Shares include shares held as American Depositary Shares but does not include options to purchase Ordinary Shares held by such individuals. For information regarding ownership of stock options, see "Options to Purchase Securities from AMVESCAP," below.

(2) Excludes (a) interests of Messrs. Brady, Benson, Cemo, Crum, de Franssu, Graham, Hain, Harris, Herrema, Lo, McCullough, Robertson, Rogers, Ward, Williams and Williamson in the 11.8 million Ordinary Shares held by the trustees of the AMVESCAP Global Stock Plan, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such plan (see "AMVESCAP Global Stock Plan," above) and the 11.8 million Ordinary Shares held by the trustees of the AMVESCAP Executive Share Option Schemes, of which such officers may be deemed to be discretionary beneficiaries by virtue of their participation in such schemes (see "Options to Purchase Securities from AMVESCAP," below); and (b) interests of Messrs. Brady, Harris, McCullough, Robertson and Rogers in the 10.4 million Ordinary Shares held by the trustees of the ESOP, in which such officers may be deemed to be interested by virtue of their participation in such plan.

(3) Excludes interests in 10,373, 20,050 and 20,050 Ordinary Shares held by Messrs. Canion, de Guardiola and Longstreth, respectively, pursuant to the AMVESCAP Deferred Fees Share Plan.

(4) Includes 250,000 Ordinary Shares owned by a non-profit corporation of which Mr. Cemo serves as an executive officer, as to which Mr. Cemo disclaims beneficial ownership.

(5) Includes (a) 350,000 Ordinary Shares owned by a non-profit corporation of which Mr. Crum serves as president, (b) 7,567,809 Ordinary Shares owned by a limited partnership with a limited liability corporation as its general partner of which Mr. Crum serves as chief executive officer, and (c) 201,577 Ordinary Shares owned by a trust of which Mr. Crum is co-trustee, as to which Mr. Crum disclaims beneficial ownership.

(6)  Mr. Frazier resigned as director of our company on February 28, 2001.

(7) Includes (a) 29,368,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner, and (b) 288,165 Ordinary Shares owned by a limited partnership with a trust as its general partner of which Mr. Graham serves as trustee.

(8) Includes 6,000 Ordinary Shares owned by Mr. de Guardiola's wife and 20,000 Ordinary Shares owned by a family foundation, as to all of which Mr. de Guardiola disclaims beneficial ownership. Mr. de Guardiola's share interest arises as a result of his being a discretionary beneficiary of a trust that is the owner of Harley Services Limited, the owner of the Ordinary Shares. Mr. de Guardiola resigned as director of our company on March 4, 2002.

(9)  Mr. Kessler became a director of our company in March 2002.

(10) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.

(11) Mr. Ward resigned as a member of our Executive Board in January 2002.

       Options to Purchase Securities from AMVESCAP

       All outstanding options to purchase our shares have been issued under the AMVESCAP Executive Share Option Schemes and various AIM option plans.

       The table below is a summary of outstanding options to acquire Ordinary Shares held by our executive directors and senior management as of March 8, 2002. As of March 8, 2002, neither Mr. Frazier nor any of our non-executive directors had outstanding options to acquire Ordinary Shares:

------------------------------------------------------------------------------------------------------------------------
                                                                               Option
Name                                                Number of Shares       Exercise Price           Expiration Date
------------------------------------------------------------------------------------------------------------------------
Charles W. Brady                                      500,000                 244.0p                 November 2003
                                                      100,000                 422.5p                 November 2004
                                                      250,000                 432.0p                 December 2008
                                                      500,000                 660.0p                 December 2009
                                                      200,000                1100.0p                 December 2010
                                                      300,000                 950.0p                 December 2011
------------------------------------------------------------------------------------------------------------------------
The Hon. Michael D. Benson                            100,000                 422.5p                 November 2004
                                                      200,000                 432.0p                 December 2008
                                                      200,000                 660.0p                 December 2009
                                                      100,000                1100.0p                 December 2010
                                                      150,000                 950.0p                 December 2011
------------------------------------------------------------------------------------------------------------------------
Michael J. Cemo                                       100,000                 422.5p                 November 2004
                                                      100,000                 432.0p                 December 2008
                                                      200,000                 660.0p                 December 2009
                                                      100,000                1100.0p                 December 2010
                                                      150,000                 950.0p                 December 2011
------------------------------------------------------------------------------------------------------------------------
Gary T. Crum                                          100,000                 422.5p                 November 2004
                                                      100,000                 432.0p                 December 2008
                                                      150,000                 660.0p                 December 2009
                                                      100,000                1100.0p                 December 2010
                                                      150,000                 950.0p                 December 2011
------------------------------------------------------------------------------------------------------------------------
Jean-Baptiste Douville de Franssu                     200,000                 244.0p                 November 2003
                                                       50,000                 422.5p                 November 2004
                                                       25,000                 416.0p                 October  2008
                                                       25,000                 660.0p                 December 2009
                                                       45,000                1100.0p                 December 2010
                                                      150,000                 950.0p                 December 2011
------------------------------------------------------------------------------------------------------------------------
Robert H. Graham                                      100,000                 422.5p                 November 2004
                                                      200,000                 432.0p                 December 2008
                                                      250,000                 660.0p                 December 2009
                                                      100,000                1100.0p                 December 2010
                                                      150,000                 950.0p                 December 2011

------------------------------------------------------------------------------------------------------------------------
                                                                                         Option
Name                                                         Number of Shares        Exercise Price   Expiration Date
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Robert C. Hain                                                   133,735                 452.0p        December 2008
                                                                  75,000                 660.0p        December  2009
                                                                 100,000                1100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
Hubert L. Harris, Jr.                                            100,000                 242.0p        April     2003
                                                                 400,000                 244.0p        November  2003
                                                                 100,000                 422.5p        November  2004
                                                                 100,000                 432.0p        December  2008
                                                                 150,000                 660.0p        December  2009
                                                                 100,000                1100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
Donald J. Herrema                                                 58,080                1168.0p        March     2011
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
Andrew Tak Shing Lo                                              200,000                 244.0p        November  2003
                                                                  50,000                 422.5p        November  2004
                                                                  25,000                 416.0p        October   2008
                                                                  25,000                 660.0p        December  2009
                                                                  42,500                1100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
Robert F. McCullough                                             200,000                 242.0p        April     2003
                                                                 400,000                 244.0p        November  2003
                                                                 100,000                 422.5p        November  2004
                                                                 100,000                 432.0p        December  2008
                                                                 150,000                 660.0p        December  2009
                                                                 100,000                1100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
James I. Robertson                                               200,000                 244.0p        November  2003
                                                                  50,000                 422.5p        November  2004
                                                                  75,000                 416.0p        October   2008
                                                                 150,000                 660.0p        December  2009
                                                                 100,000               1,100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
John D. Rogers                                                   200,000                 244.0p        November  2003
                                                                  50,000                 422.5p        November  2004
                                                                  25,000                 416.0p        October   2008
                                                                  25,000                 660.0p        December  2009
                                                                 100,000               1,100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
Hugh R. Ward /(1)/                                                25,000                 660.0p        December  2009
------------------------------------------------------------------------------------------------------------------------
Neil Williams                                                    126,800                 480.0p        September 2009
                                                                 100,000               1,100.0p        December  2010
                                                                 150,000                 950.0p        December  2011
------------------------------------------------------------------------------------------------------------------------
Mark H. Williamson                                               100,000                 416.0p        October   2008
                                                                 100,000                 660.0p        December  2009
                                                                 100,000               1,100.0p        December  2010
                                                                 150,000                 950.0p        December  2011

___________________________
(1)  Mr. Ward resigned as a member of our Executive Board in January 2002.

          Employee Ownership Opportunities

          We operate various Sharesave option plans that allow employees to set aside part of their salary each month as savings for the exercise of options to purchase our stock at the end of the option period. Additionally, certain of our employees receive contingent rights to receive Ordinary Shares pursuant to the various plans described above and other stock plans.

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

       The following table discloses, as of March 8, 2002, the number of Ordinary Shares owned by each person, other than our current directors and senior management, whom we know to be a beneficial owner of 3% or more of our outstanding Ordinary Shares:

                                        ----------------------------------------------------------------------
                                                  Shares Beneficially Owned and Percentage of Class/(1)/
                                        ----------------------------------------------------------------------
                                                                               Percent of Outstanding Ordinary
                                                  Ordinary Shares/(2)/                     Shares
                                        ----------------------------------------------------------------------
Charles T. Bauer                                          32,260,012                        4.11%
CGNU plc/(3)/                                             36,183,253                        4.61%
AIC Limited/(4)/                                          43,677,713                        5.43%

_____________________
(1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares into which Exchangeable Shares beneficially owned by such person are exchangeable are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
(2)  Ordinary Shares include shares held as American Depositary Shares.
(3) Holdings of CGNU plc include 36,096,905 Ordinary Shares beneficially owned by Morley Fund Management, of which CGNU plc is deemed to be a beneficial owner by virtue of its ownership of Morley Fund Management.
(4) Holdings of AIC Limited include 23,459,134 Ordinary Shares deemed to be beneficially owned by AIC Limited by virtue of its management of a number of mutual funds that hold Ordinary Shares as a portfolio investment and 20,218,579 Exchangeable Shares (constituting 51.19% of outstanding Exchangeable Shares) deemed to be beneficially owned by AIC Limited by virtue of its management of a number of its mutual funds that hold Exchangeable Shares as a portfolio investment.

       Mr. Bauer's holdings of Ordinary Shares decreased during the period from January 1, 1998 through December 31, 2001 from approximately 9.00% to 4.14% as a result of sales and charitable gifts, as well as increases in the number of outstanding Ordinary Shares. Major shareholders do not have different voting rights from owners of less than 3% of our Ordinary Shares.

       A total of 784,471,881 Ordinary Shares were issued and outstanding on March 8, 2002, of which 68,836,728 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in American Depositary Receipt form) and 16,333,544 Ordinary Shares were represented by American Depositary Shares evidenced by American Depositary Receipts issued by the Depositary. On March
8, 2002, the number of holders of record of the Ordinary Shares was 15,987, the number of holders of record of Ordinary Shares in the U.S. was 136 and the number of registered holders of the American Depositary Shares was 54. Because certain of these Ordinary Shares and American Depositary Shares were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of the beneficial holders.

       We are not directly or indirectly owned or controlled by any other corporations, foreign governments or other persons. We are not aware of any arrangement the operation of which might result in a change in the control of the company.

Related Party Transactions

       Mr. de Guardiola is Managing Director of de Guardiola Advisors, Inc., which provides investment banking services to us from time to time. In 2001, de Guardiola Advisors, Inc.'s total fees for services provided to us amounted to (Pounds)2.9 million. These fee amounts were based on arms-length negotiations between us and de Guardiola Advisors, Inc. We believe that the fees paid and to be paid by us are customary and reasonable for the services provided by de Guardiola Advisors, Inc. Mr. de Guardiola resigned as director of our company on March 4, 2002.

       In March and April 2001, we made two short-term interest-free bridge loans in the aggregate principal amount of $4 million to Mr. Williamson in connection with a corporate relocation. These loans were fully repaid in June 2001.

Item 8.  Financial Information

Consolidated Statements and Other Financial Information

       See "Item 17. Financial Statements" for our Consolidated Financial Statements.

Legal Proceedings

       In the normal course of business, we are subject to various legal proceedings; however, in management's opinion, there are no legal proceedings pending against us or any of our subsidiaries that would have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Dividend Distributions

       For information on our policy regarding dividend distributions, see "Item
3. Key Information - Dividends," above, and "Item 10. Additional Information," below.

Significant Changes in Financial Information

       No significant change in our financial information has occurred since the date of our annual financial statements included in this Form 20-F.

Item 9.  The Offer and Listing

Nature of Trading Market and Price History

       The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the London Stock Exchange, based on its Daily Price Official List, and the high and low reported sale prices for the American Depositary Shares on the New York Stock Exchange at the closing of each trading day. The Ordinary Shares are listed on the London Stock Exchange and the SBF-Paris Bourse, are traded on the Frankfurt Stock Exchange, and are reported under the symbol "AVZ" on all three exchanges. The American Depositary Shares are listed and traded on the New York Stock Exchange under the symbol "AVZ." Each American Depositary Share represents two Ordinary Shares.

                                       Ordinary Shares          American Depositary Shares/(1)/
                                     --------------------       -------------------------------
                                       High        Low               High             Low
                                     ---------  ---------       --------------  ---------------
       March             2002        1,002.00p    885.00p            $28.51         $25.12
       February          2002          984.00p    788.00p            $27.86         $22.54
       January           2002        1,120.00p    885.00p            $32.22         $25.06
       December          2001        1,099.00p    946.00p            $31.46         $26.90
       November          2001        1,107.50p    807.00p            $31.25         $23.60
       October           2001          989.00p    683.00p            $28.51         $19.97


                                        Ordinary Shares         American Depositary Shares/(1)/
                                     ---------------------     ---------------------------------
                                        High        Low              High              Low
                                     ---------   ---------     -------------       -------------
       First Quarter     2002        1,090.00p    807.00p          $31.36           $23.08
       Fourth Quarter    2001        1,107.50p    683.00p          $31.25           $19.97
       Third Quarter     2001        1,270.00p    530.00p          $35.71           $15.42
       Second Quarter    2001        1,392.00p    960.00p          $39.75           $27.55
       First Quarter     2001        1,620.00p    847.00p          $47.36           $24.09
       Fourth Quarter    2000        1,734.00p  1,100.00p          $49.50           $31.30
       Third Quarter     2000        1,500.00p  1,037.00p          $43.82           $31.27
       Second Quarter    2000        1,060.00p    728.50p          $32.14           $23.09
       First Quarter     2000          887.00p    642.00p          $27.89           $21.03

                                       Ordinary Shares          American Depositary Shares/(1)/
                                     ----------------------    --------------------------------
                                       High       Low                High              Low
                                     ---------  ---------      --------------     -------------
       2001                          1,620.00p    530.00p          $47.36           $15.42
       2000                          1,734.00p    642.00p          $49.50           $21.03
       1999                            721.00p    434.50p          $23.35           $14.41
       1998                            743.00p    263.00p          $24.90           $ 8.62
       1997                            525.50p    251.50p          $17.25           $ 8.73

_________________
(1) American Depositary Share prices have been adjusted to reflect the change in the Ordinary Share per American Depositary Share ratio to one American Depositary Share per two Ordinary Shares effected on November 8, 2000 and the previous change in the Ordinary Share per American Depositary Share ratio to one American Depositary Share per five Ordinary Shares effected in April 1998.

Item 10.  Additional Information

Memorandum and Articles of Association

       Our Memorandum of Association provides that our principal objects are, among other things, to carry on the business of an investment holding company and to subscribe for, purchase or otherwise acquire and hold shares, debentures or other securities of any other company or body corporate and to acquire and undertake the whole or any part of the business, property and liabilities of any company or body corporate carrying on any business and to sell or deal in or otherwise dispose of any shares, debentures or other securities or property including any business or undertaking of any other company or any other assets or liabilities. Our objects are set out in full in clause 4 of our Memorandum of Association. Our Memorandum of Association, all material agreements discussed in this Form 20-F and all documents filed as exhibits to this Form 20-F are available for inspection at our registered office at 11 Devonshire Square, London, EC2M 4YR.

       The following discussion summarizes our Articles of Association and should be read in conjunction with the Articles of Association, which are filed as an exhibit to this Form 20-F. Our Articles of Association contain, among other things, provisions to the following effect:

       Directors

       At every annual general meeting one third of the directors will retire from office but will be eligible for re-election. We calculate the directors' retirement schedules prior to each annual general meeting based on director retirements during the past 12 months and the date each director was last elected.

       Other than as provided below, a director cannot vote in respect of any arrangement in which he has any material interest other than by virtue of his interest in our securities. A director will not be counted in the quorum at the meeting in relation to the resolution on which he is not permitted to vote. A director can vote on resolutions concerning (i) debt obligations incurred by him for us, (ii) securities offerings in which he is interested as an underwriting participant, (iii) proposals relating to a company in which he is interested provided he beneficially owns less than 1% of such company, (iv) proposals relating to certain retirement benefit plans and certain employee share participation plans and (v) the purchase and maintenance of insurance. A director cannot vote or be counted in the quorum on any resolution regarding his appointment as an office-holder including fixing or varying the terms of his appointment or termination. Remuneration of non-executive directors is determined by the Board as a whole. Remuneration of executive directors is determined by the Remuneration Committee, which is composed solely of independent non-executive directors.

       The Board may borrow or raise money as it deems necessary for our purposes, subject to, for certain types of borrowings, an aggregate limit of the greater of (Pounds)150 million or a sum equal to three times the aggregate of certain items in our latest audited consolidated balance sheets. This limit may be varied by action of our shareholders in general meeting.

       Although directors may serve on the Board beyond their 70th birthday, any director over the age of 70 years who is seeking re-election will be required to do so on an annual basis. Directors are not required to hold shares of our stock as a qualification for office.

       Rights attaching to our shares

       Subject to the provisions of the Companies Act of 1985 (the "U.K. Act"), the Board may determine when to hold the annual general meeting, and may call extraordinary meetings when it thinks appropriate. Extraordinary meetings may also be convened by requisitionists. Unless the Board otherwise determines, a shareholder may not be present or vote at a meeting in respect of his shares, and will not be counted in the quorum for such meeting, if he owes any amount to us for the purchase of his shares. If a shareholder does not comply within the specified time period with a request made by us under section 212 of the U.K. Act to disclose the nature of his interest in our shares, the directors may suspend the shareholder's right to attend meetings or vote his shares.

       Subject to any special voting rights, and if all shares owned have been fully paid for, every shareholder (or shareholder on a poll) who is present in person or by proxy has one vote for every four Ordinary Shares. On a poll, every shareholder who is present in person or by proxy has one vote for every (Pounds)1 in the aggregate paid up in respect of the nominal amount of Ordinary Shares. The special voting share, par value 25 pence, that we issued in connection with the issuance of Exchangeable Shares by one of our subsidiaries (the "Special Voting Share"), has one vote in addition to any votes that may be cast by holders of Exchangeable Shares (other than us). On a poll, the holder of the Special Voting Share has one vote for every four Exchangeable Shares that have been voted by holders of such Exchangeable Shares (other than us). A holder of Exchangeable Shares other than us can instruct the holder of the Special Voting Share to appoint that person as proxy to attend meetings on behalf of his own interests in the Exchangeable Shares.

       The special rights and privileges of shareholders may be changed upon shareholder vote, but will not be affected by the issuance of additional shares of the same class. We may not issue any special voting shares in addition to the Special Voting Share without the approval of the holder of such share.

       When no Exchangeable Shares are outstanding (other than those held by us) and no Equity Subordinated Debentures are outstanding, the Special Voting Share will automatically be redeemed and cancelled. Otherwise, the Special Voting Share is not subject to redemption by us or by the holder of such share.

       There are currently no restrictions under our Memorandum and Articles of Association or under English law that limit the rights of non-resident or foreign owners to freely hold, vote and transfer Ordinary Shares in the same manner as U.K. residents or nationals.

       Dividends and entitlement in the event of liquidation to any surplus

       The Board may pay shareholders such annual and interim dividends as appear to be justified by our profits. Before recommending dividends, the Board can set aside sums as a reserve for special purposes. The Board can deduct from any dividend payable to any shareholder sums payable by him to us. The dividend payable by us will not bear interest. If dividends remain unclaimed for one year after being declared, we can utilize the dividend money until claimed. All dividends unclaimed for a period of 12 years after having been declared will be forfeited and revert to us. Every dividend shall be paid to shareholders of record on the record date. The Special Voting Share does not carry any right to receive dividends or distributions.

       On a winding up of our company, the liquidator may, with the approval of the contributories, divide the our assets among the contributories, setting such value as he deems fair on any property to be divided, provided that the holder of the Special Voting Share must receive 25 pence before any distribution is made on the Ordinary Shares. After payment of such amount, the holder of the Special Voting Share is not entitled to participate in any further distribution of our assets.

       Restrictions on our ability to declare and pay dividends are described in "Item 5. Operating and Financial Review and Prospects," above, and in Note 16 to our Consolidated Financial Statements, below.

Material Contracts

       The contracts described below (not being contracts entered into in the ordinary course of business) have been entered into by us and/or our subsidiaries since January 1, 2000 and, as of the date of this document, contain provisions under which we or one or more of our subsidiaries have an obligation or entitlement which is or may be material to us. This discussion should be read in conjunction with the agreements described below, each of which is filed as an exhibit to this Form 20-F or incorporated herein by reference.

       (i) Agreements relating to the acquisition of Trimark:

           (a) Amended and Restated Merger Agreement, dated as of May 9, 2000, between AMVESCAP and Trimark (the "Trimark Merger Agreement") -

       The Trimark Merger Agreement specifies the terms of the Trimark merger. It provides that Trimark shareholders can elect (subject to certain limitations) to receive Exchangeable Shares, Ordinary Shares, Equity Subordinated Debentures or cash or a combination thereof in exchange for their Trimark shares. The Trimark Merger Agreement also provides that options to purchase Trimark shares not exercised before a certain date will become options to purchase Ordinary Shares equal to an exchange ratio multiplied by the number of Trimark shares subject to such options.

           (b) Support Agreement, dated as of August 1, 2000, between AMVESCAP, AVZ Callco Inc. and AMVESCAP Inc. (the "Trimark Support Agreement") -

       Pursuant to the Trimark Support Agreement, we agree to ensure that our subsidiaries involved in the issuance of Exchangeable Shares can satisfy their respective obligations in respect of the Exchangeable Shares. The Trimark Support Agreement provides that so long as any Exchangeable Shares not owned by us or our affiliates are outstanding, we cannot declare or pay any dividend unless the issuer of the Exchangeable Shares, AMVESCAP Inc. ("Exchangeco"), on the same day declares and pays an equivalent dividend to holders of Exchangeable Shares. If there is a shortfall in Exchangeco's reserves on any dividend declaration date, we are required to fund this shortfall to the extent necessary to pay an economically equivalent dividend. If we are subject to a takeover offer, we must use all reasonable efforts to enable the holders of the Exchangeable Shares to participate on economically equivalent terms. Further, the Trimark Support Agreement contains an anti-dilution covenant that prevents us from issuing Ordinary Shares, convertible shares or options to our shareholders; distributing property to our shareholders, or altering our share capital structure, in each case without either (a) the approval of the holders of the Exchangeable Shares or (b) economically equivalent arrangements being put in place in favor of the holders of the Exchangeable Shares.

            (c) Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company (the "Trimark Voting and Exchange Trust Agreement") -

       Under the Trimark Voting Trust Agreement, a special voting share is issued to CIBC Mellon Trust Company, the trustee, and a trust is created for the benefit of the holders of the Exchangeable Shares (other than us and our affiliates). The trustee can vote in person or by proxy on any matters put before our shareholders at our general meeting. Each holder of Exchangeable Shares is entitled to instruct the trustee to vote at any meeting at which holders of Ordinary Shares are entitled to vote or to attend the meeting personally and vote directly. Unless instructed, the trustee may not vote, and any Exchangeable Shares held by us or our affiliates may not be voted. The trustee holds automatic exchange rights in trust for the benefit of the holders of the Exchangeable Shares (other than us and our affiliates) which provide that, in the event of insolvency or liquidation of Exchangeco or of us, we will purchase each Exchangeable Share held by such holders in return for one Ordinary Share plus any accrued and unpaid dividends thereon. We provide to the trustee all documents to be sent to our shareholders (including proxies and forms of direction that are subject to the right of reasonable comment by the trustee if reasonably practicable) prior to mailing. The trustee is required, at our expense, to mail all such documents to the holders of the Exchangeable Shares, whenever practicable at the same time as they are mailed to our shareholders.

            (d) Indenture dated August 1, 2000 among Exchangeco, AMVESCAP and CIBC Mellon Trust Company (the "Trimark Indenture") -

       The Equity Subordinated Debentures were issued under the Trimark Indenture and mature after three years. All amounts owing under the Equity Subordinated Debentures and the Indenture are subordinated in right of payment to all other senior indebtedness of Exchangeco. The Equity Subordinated Debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears at six-month intervals in each year. Each Canadian $1,000 principal amount of Equity Subordinated Debentures that is issued is convertible at any time, subject to notice and other usual limitations as set out in the Trimark Indenture, at the option of the holder prior to maturity into a number of Exchangeable Shares calculated as of the date the holder elects to convert the Equity Subordinated Debentures. The calculation of the conversion rate for Equity Subordinated Debentures into Exchangeable Shares is adjustable based upon the occurrence of certain dilutive events. Exchangeco has the right at any time upon at least 20 days' and not more than 30 days' prior written notice to redeem all of the Equity Subordinated Debentures for Canadian $1,200 (plus accrued unpaid interest on such Canadian $1,000 principal amount) for each Canadian $1,000 principal amount of Equity Subordinated Debentures. Exchangeco has the right to purchase Equity Subordinated Debentures without giving notice in the open market or by tender or private contract at any price, except in certain limited circumstances. Exchangeco is required to remain a wholly owned direct or indirect subsidiary of ours so long as the Equity Subordinated Debentures are outstanding. Neither Exchangeco nor we are entitled to amalgamate with any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its or our assets, unless certain conditions are met. So long as the Equity Subordinated Debentures remain outstanding, Exchangeco is required to maintain the listing of the Exchangeable Shares on the Toronto Stock Exchange. If certain events of default specified in the Indenture occur and are continuing, the Trustee may, in its discretion, and shall, upon request of the holders of not less than 25% in principal amount of the outstanding Equity Subordinated Debentures, declare the principal of, together with accrued interest on, all Equity Subordinated Debentures to be due and payable. We have agreed to guarantee all of the payment obligations and other obligations of Exchangeco under the Equity Subordinated Debentures and the Trimark Indenture. All of our obligations under such guarantee will be subordinated in right of payment to all other of our senior indebtedness.

       (ii)    Agreements relating to the acquisition of Perpetual plc:

               (a) Final Offer Document, dated October 19, 2000, for Cash and Share Offer by Schroder Salomon Smith Barney on behalf of AMVESCAP PLC to acquire all of the issued share capital of Perpetual plc (the "Perpetual Offer Document") -

       The Perpetual Offer Document describes the terms of a cash and share offer made by Schroder Salomon Smith Barney on our behalf for all of the issued and to be issued share capital of Perpetual. Schroder Salomon Smith Barney offered two new Ordinary Shares and (Pounds)10 in cash for every Perpetual share, valuing each Perpetual share at approximately (Pounds)35.80 and the existing issued share capital of Perpetual at approximately (Pounds)1.05 billion, based on the closing middle market quotation of an Ordinary Share at the close of business on October 18, 2000.

               (b) Instrument constituting (Pounds)160,107,220 Floating Rate Unsecured Loan Notes (the "Loan Note Instrument") --

       The Loan Note Instrument sets forth the terms under which we issued Loan Notes to certain shareholders of Perpetual who elected to receive such Loan Notes in lieu of cash in connection with our acquisition of Perpetual. Interest is payable under the Loan Notes twice yearly at the rate of six-month LIBOR less 0.50%. The Loan Notes mature on October 30, 2005.


       (iii) Agreements relating to the acquisition of National Asset Management Corporation:

               (a) Merger Agreement, dated as of February 28, 2001, among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc. (the "NAM Merger Agreement") -

       The NAM Merger Agreement specifies the terms of the merger of National Asset Management Corporation into AVZ, Inc., a direct, wholly owned subsidiary of ours. Pursuant to the NAM Merger Agreement, the shareholders of National Asset Management Corporation received an up front payment of $200 million paid in equal amounts of cash and Ordinary Shares valued as provided under the NAM Merger Agreement. The NAM Merger Agreement also provides that the shareholders of National Asset Management Corporation will receive contingent earn out payments of up to $75 million (based on achieving certain compound annual revenue growth rates over the next three years) and retention payments payable over five years totaling $25 million. Pursuant to the NAM Merger Agreement, the vesting of all outstanding options to purchase shares of National Asset Management was accelerated, and the optionholders exercised their options in full prior to the date of closing of the merger transaction and were treated as shareholders of National Asset Management Corporation for purposes of merger consideration.

       (iv) Agreements relating to the acquisition of Pell Rudman & Co., Inc. and Rothschild/Pell Rudman, Inc.:

               (a) Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc. (the "Pell Rudman Stock Purchase Agreement") --

     The Pell Rudman Stock Purchase Agreement specifies the terms pursuant to which INVESCO North American Holdings, Inc., an indirect wholly owned subsidiary of ours, purchased all of the common stock of Pell Rudman & Co., Inc. and Rothschild/Pell Rudman, Inc. on August 2, 2001. On that date, the sellers of the common stock received consideration of (Pounds)122.8 million. Under the Pell Rudman Stock Purchase Agreement, the sellers will receive additional consideration for the common stock (the "Additional Consideration") no later than sixty days following each of August 2, 2002 and August 2, 2003. The Additional Consideration is determined based on certain revenue and billing metrics calculated as of each of those dates, except that in no event shall the Additional Consideration paid to the sellers exceed (Pounds)19.0 million.

     (v)  Agreements relating to our revolving credit facilities:

          (a) Five Year Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent --

     The Five Year Credit Agreement sets forth the terms under which the Lenders provide us a revolving credit facility in the initial principal amount of up to $900 million. The credit facility terminates on June 18, 2006, unless that date is extended by agreement of the parties or the credit facility is earlier terminated due to an event of default by us under the Five Year Credit Agreement that remains uncured after the expiration of an applicable cure period, if any. Under the Five Year Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender's commitment in a percentage per annum ranging from 0.100% to 0.300%, depending upon our financial performance, as well as agents' fees as agreed from time to time. Interest on advances is based on a base rate per annum, computed from time to time, of the greater of Bank of America's prime rate or 0.5% per annum above the Federal Funds Rate, plus a margin for certain eurocurrency rate advances of a percentage per annum ranging from 0.400% to 0.700%, depending upon our financial performance. The Five Year Credit Agreement contains standard terms and conditions for facilities of this type, including making advances contingent on the veracity of representations and warranties made by us and the non-occurrence of events of default under the Five Year Credit Agreement, and requiring us to comply with certain affirmative and negative covenants with respect to, among others, the granting of material liens on our property and the property of our subsidiaries, the making of material loans by us, mergers, consolidations and sales of substantially all of the assets of us or our subsidiaries, payment of dividends and maintenance of financial covenants. Under the Five Year Credit Agreement, advances are contingent on the execution and delivery of a guaranty of our obligations under the Five Year Credit Agreement by certain of our subsidiaries, which guaranty is described below.

          (b) Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to our obligations under the Five Year Credit Agreement (the "Five Year Guaranty") --

     The Five Year Guaranty sets forth the terms under which the various subsidiaries of ours named in the Five Year Guaranty agree to unconditionally and irrevocably guarantee the payment, when due, of our obligations under the Five Year Credit Agreement. The Five Year Guaranty contains terms and conditions standard to guaranties of this type.

          (c) 364-Day Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent --

     The 364-Day Credit Agreement sets forth the terms under which the Lenders provide us a revolving credit facility in an initial principal amount of up to $200 million. The credit facility terminates on June 17, 2002, unless that date is extended by agreement of the parties or the credit facility is earlier terminated due to an event of default by us under the 364-Day Credit Agreement that remains uncured after the expiration of an applicable cure period, if any. Under the 364-Day Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender's commitment in a percentage per annum ranging from 0.085% to 0.200%, depending upon our financial performance, as well as agents' fees as agreed from time to time. Interest on advances is based on a base rate per annum, computed from time to time, of the greater of Bank of America's prime rate or 0.5% per annum above the Federal Funds Rate, plus a margin for certain eurocurrency rate advances of a percentage per annum ranging from 0.415% to 0.800%, depending upon our financial performance. The 364-Day Credit Agreement contains standard terms and conditions for facilities of this type that mirror those in the Five Year Credit Agreement. Under the 364-Day Credit Agreement, advances are contingent on the execution and delivery of a guaranty of our obligations under the 364-Day Credit Agreement by certain of our subsidiaries, which guaranty is described below.

          (d) Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to our obligations under the 364-Day Credit Agreement (the "364-Day Guaranty") --

     The 364-Day Guaranty sets forth the terms under which the various subsidiaries of ours named in the 364-Day Guaranty agree to unconditionally and irrevocably guarantee the payment, when due, of our obligations under the 364-Day Credit Agreement. The 364-Day Guaranty contains terms and conditions standard to guaranties of this type.

     (vi) Agreements relating to the issuance of our 5.90% Senior Notes due 2007 (the "Senior Notes"):

          (a) Indenture, dated as of December 17, 2001, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank. (the "Indenture") --

     The Indenture sets forth the terms pursuant to which we created and issued the Senior Notes, in the aggregate principal amount of $300 million, to the initial purchasers of the Senior Notes (the "Initial Purchasers"). Interest accrues on the Senior Notes at the rate of 5.90% per year, which is to be paid on January 15 and July 15 of each year beginning on July 15, 2002, and the Senior Notes have a maturity date of January 15, 2007. Under the Indenture, we can issue additional notes with the same ranking, interest rate, maturity date, redemption rights and other terms as the Senior Notes. Pursuant to the Indenture, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "Guarantors") agree unconditionally and irrevocably to guarantee the payment of principal and interest on the Senior Notes. The Indenture provides that we may redeem some or all of the Senior Notes at any time at a redemption price calculated under the terms of the Indenture. Under the Indenture, we may be required to pay additional amounts to the holders of the Senior Notes if, due to tax law changes or our failure to list or maintain the listing of the Senior Notes on a stock exchange recognized under the tax laws of the United Kingdom, we are required to withhold or deduct withholding taxes on payments made to the holders of the Senior Notes, except that, if either of such events occurs, we have certain rights of redemption under the Indenture. The Indenture also includes provisions limiting our and the Guarantors' rights to engage in a merger, consolidation or sale of substantially all of our or their assets and provides us with certain rights of defeasance and covenant defeasance.

          (b) Registration Rights Agreement, dated as of December 12, 2001, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors,

               Inc., INVESCO Institutional (N.A.), Inc., INVESCO
               American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative of the Initial Purchasers (the "Registration Rights Agreement") --

     The Registration Rights Agreement requires us to file with the Securities and Exchange Commission, no later than April 15, 2002, a registration statement with respect to a new issue of notes identical in all material respects to the Senior Notes (the "Exchange Notes"), and use best efforts to cause the registration statement to be declared effective not later than June 15, 2002. Once the registration statement has been declared effective, we are required to give holders of the Senior Notes who are not our affiliates (or who are otherwise prevented by the Securities Act of 1933 (the "Securities Act") and applicable staff interpretations thereunder from doing so) the opportunity to exchange the Senior Notes for the Exchange Notes. In certain cases, including a change in the law or applicable interpretations thereof, we will be required, in lieu of filing a registration statement with respect to the Exchange Notes, to file, and to use best efforts to cause to be declared effective, a shelf registration statement covering resales of the Senior Notes. We also have agreed to use best efforts to cause such shelf registration to remain effective until the Senior Notes are available for sale without restrictions imposed by the Securities Act. If we default on our obligations under the Registration Rights Agreement, following the expiration of any applicable cure period, if any, additional amounts shall accrue daily on the Senior Notes at the rate of 0.25% per year until the default is cured. The additional amounts will be payable in cash at the time interest payments are made to the holders under the terms of the Indenture.

          (c) Guarantee, dated December 17, 2001, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "Guarantee")

     The Guarantee sets forth the terms under which the parties executing the Guarantee agree to unconditionally guarantee to the holders of the Senior Notes the payment of principal and interest on the Senior Notes when due.

Exchange Controls

     There are currently no U.K. or U.S. foreign exchange control restrictions on the import or export of capital, on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of our operations.

Taxation

     This section summarizes the principal U.S. and U.K. tax consequences to U.S. Holders (defined below) that own our Ordinary Shares or American Depositary Shares. Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own American Depositary Shares. "U.S. Holders" is used in this section to refer to
(i) U.S. citizens, (ii) U.S. residents, (iii) U.S. corporations, (iv) U.S. partnerships and (v) U.S. citizens that are resident outside the U.S. and the U.K. and are subject to U.S. taxation on worldwide income regardless of its source. "U.S. Holders" does not include (i) U.S. citizens that are resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) holders of 10% or more of our voting stock. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Income Tax Treaty." The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Estate Tax Treaty."

     U.S. Holders who own our Ordinary Shares or American Depositary Shares generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:

----------------------------------------------------------------------------------------------------------------------------------
Transaction                  U.S. Company                           U.K. Company
----------------------------------------------------------------------------------------------------------------------------------
Purchase of shares           No U.S. or U.K. tax ramifications      No U.S. or U.K. tax ramifications; U.K. stamp duty or stamp duty reserve tax may be applicable/(1)/.
----------------------------------------------------------------------------------------------------------------------------------
Ownership of shares          Entire dividend taxable in U.S.; no    No U.K. withholding tax on dividends received/(3)/; dividend
 (dividends)                 withholding tax on dividends           received plus tax credit is taxable in U.S./(2)/, /(3)/; U.S.
                             received/(2)/                          foreign tax credit may be claimed/(4)/.
----------------------------------------------------------------------------------------------------------------------------------
Disposition of shares        Gain on sale of shares is taxable in   Gain on sale of shares is taxable in U.S./(5)/; U.S. rules
                             U.S./(5)/; U.S. rules would treat gain treat gain as capital in nature; capital gain is either
                             as capital in nature; capital gain     short- or long-term depending on holding period; no U.K. tax
                             is either short- or long-term          to a U.S. Holder/(5)/; U.K. stamp duty or stamp duty reserve
                             depending on holding period            tax may be applicable/(1)/.
----------------------------------------------------------------------------------------------------------------------------------
Other transfers              U.S. estate and gift rules apply       U.K. inheritance tax would not apply to individuals that are
(estate or gift)                                                    domiciled in the U.S. or are not considered to be a U.K.
                                                                    national (both determinations made under the U.S./U.K. Estate
                                                                    Tax Treaty)/(6)/; U.S. estate and gift rules apply; treaty provisions provide for a tax credit if U.S. Holder is subject to tax in U.S. and U.K./(6)/; U.K. stamp duty or stamp duty reserve tax may be applicable/(1)/.
----------------------------------------------------------------------------------------------------------------------------------

__________________________
(1) If an owner of Ordinary Shares transfers his shares to another person through the use of a transfer document (i.e., a bill of sale) executed in or brought to the U.K., the purchaser usually pays the stamp duty at a rate of 0.5%.

     When Ordinary Shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser normally pays Stamp Duty Reserve Tax ("SDRT") at a rate of 0.5% of the purchase price. If stamp duty is charged on the transfer, SDRT may be refunded.

     If Ordinary Shares are transferred to the Depositary under the Amended and Restated Deposit Agreement, dated as of November 8, 2000, among us, the Depositary, and the holders of American Depositary Receipts issued pursuant to such agreement (the "Depositary Agreement"), the Depositary will charge the U.S. Holder who purchases the American Depositary Receipts representing those shares for the stamp duty or SDRT owed at a rate of 1.5%. No SDRT will be payable on an agreement to transfer American Depositary Receipts, nor will U.K. stamp duty be payable on transfer of the American Depositary Receipts, provided that the instrument of transfer is executed outside the U.K. and subsequently remains at all times outside the U.K. If the Depositary transfers the underlying Ordinary Shares to a U.S. Holder who owned American Depositary Shares representing such Ordinary Shares, such U.S. Holder will pay duty at a rate of (Pounds)5 per transfer. If the Depositary transfers the underlying Ordinary Shares to a purchaser from a U.S. Holder who owned American Depositary Shares representing such Ordinary Shares, such purchaser will pay duty at a rate of 0.5% of the purchase price.

(2) A distribution is a dividend for U.S. income tax purposes if it is paid out of either our current or accumulated earnings and profits (as determined under U.S. federal income tax rules). These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company. The U.K. does not have a withholding tax in respect of dividends.

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

(5) The U.S./U.K. Income Tax Treaty states that capital gains arising from the disposition of Ordinary Shares and American Depositary Shares are taxed in accordance with the provisions of domestic law. Under both U.S. and U.K. domestic law, capital gains are sourced to the seller's country of residence.

(6) The U.S./U.K. Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

     The above discussion is based on current U.S. and U.K. laws and current interpretations of these laws in effect as of the date of filing of this Annual Report on Form 20-F. The laws and/or the interpretation of these laws are subject to change and any changes may be made retroactively to include transactions that occurred in an earlier year. On July 24, 2001, a new treaty was signed between the U.S. and the U.K. (the "New U.S./U.K. Income Tax Treaty") that is intended to replace the U.S./U.K. Income Tax Treaty. The New U.S./U.K. Income Tax Treaty will not become effective until it is approved by the legislatures of the two countries. As of the date of this Annual Report on Form 20-F, neither the U.S. Senate nor the U.K. Parliament has ratified the New U.S./U.K. Income Tax Treaty. It is not anticipated that the New U.S./U.K. Income Tax Treaty will alter the U.S. and U.K. tax consequences to U.S. Holders described above. In addition, the above discussion relies on representations of the Depositary and assumes that the terms and conditions of the Deposit Agreement will be followed.

     THIS SUMMARY DOES NOT ADDRESS THE LAWS OF ANY STATE OR LOCALITY OR ANY GOVERNMENT (OTHER THAN THE U.K. AND U.S.). FURTHERMORE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES TO ANY TAXPAYERS THAT ARE NOT U.S. HOLDERS (AS DEFINED ABOVE). THE INFORMATION PROVIDED ABOVE IS INTENDED TO BE A GENERAL DISCUSSION AND SHOULD NOT BE CONSIDERED TO BE DIRECTED TO ANY PARTICULAR SHAREHOLDER.

     SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE
U.K. AND U.S. FEDERAL, STATE AND LOCAL AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES WITH PARTICULAR REFERENCE TO THEIR SPECIFIC CIRCUMSTANCES.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     We do not hedge, through the use of derivative or other financial instruments, the translation of our profits from overseas subsidiaries or other interest rate or foreign exchange exposures. Therefore, significant changes in exchange rates or interest rates can materially affect our results of operations, particularly since a majority of our business and debt is denominated in U.S. dollars.

     We hold or issue financial instruments primarily to finance our operations but also for client trading purposes in a limited number of subsidiary operations. The main risks arising from our processing of customer transactions primarily arise as a result of our holding securities in our own investment vehicles to facilitate their orderly management. The risks associated with these securities are interest rate risk, foreign currency risk and counterparty risk. These risks are managed in accordance with limits established by our management and applicable regulations.

     Trading in financial instruments for customer related transactions only occurs in our German, Austrian, and Canadian subsidiaries, which conduct treasury operations for their clients. This activity involves both the acceptance and placement of client deposits and loans and the execution of clients' foreign currency and interest rate derivative contracts. Interest rate, liquidity and currency risks arising from these transactions are actively managed to minimize any residual exposure to us.

     At December 31, 2001, 76% of our borrowings had an interest rate that was fixed for an average period of 3 years. The remainder of our borrowings had a floating rate.

     See Note 22 to our Consolidated Financial Statements for quantitative disclosures about market risk.

Item 12. Description of Securities Other than Equity Securities

         Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         We have not had any material defaults in the payment of amounts owed or any other material defaults relating to our indebtedness, we are not delinquent in the payment of any dividends, and we have not experienced any other material delinquencies.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         No material modifications to the rights of security holders have occurred.

Item 15. [Reserved]

         Not applicable.

Item 16. [Reserved]

         Not applicable.


                                    PART III

Item 17. Financial Statements

         Our Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

Item 18. Financial Statements

         Not applicable.

Item 19. Exhibits

Exhibits:
--------

         1.1 Memorandum of Association of AMVESCAP, incorporating amendments up to and including July 20, 2000.

         1.2 Articles of Association of AMVESCAP, adopted on August 1, 2000, incorporated by reference to exhibit 1.3 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

         2.1 Form of Certificate for Ordinary Shares of AMVESCAP, incorporated by reference to exhibit 4.5 to AMVESCAP's Registration Statement on Form F-3/F-1 (file nos. 33-5990 and 33-5990-01), filed with the Securities and Exchange Commission on November 21, 1996.

         2.2 Form of Certificate for American Depositary Shares, representing two Ordinary Shares, incorporated by reference to exhibit 2.2 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

         2.3 Amended and Restated Deposit Agreement, dated as of November 8, 2000, among AMVESCAP, The Bank of New York and the holders of American Depositary Receipts issued thereunder, incorporated by reference to exhibit 2.3 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       2.4 Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in Liechtenstein Aktiengesellschaft, and Citibank, N.A., incorporated by reference to exhibit 3.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

       2.5 First Supplemental Indenture, dated as of December 31, 1999, among INVESCO, Inc., LGT Bank in Lichetenstein Aktiengesellschaft, and Citibank, N.A., incorporated by reference to exhibit 4.19 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       2.6 Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. and Bank in Liechtenstein Aktiengesellschaft, incorporated by reference to exhibit 3.29 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

       2.7 Indenture, dated as of May 7, 1998, for AMVESCAP's Senior Notes due 2003 and 2005, among AMVESCAP, A I M Management Group, Inc., A I M Advisors, Inc., INVESCO, Inc., INVESCO North American Holdings, Inc. and INVESCO Capital Management, Inc., as initial securities guarantors, and SunTrust Bank, Atlanta, as trustee, incorporated by reference to exhibit
       4.1 to AMVESCAP's Registration Statement on Form F-4 (file no. 333-8954) filed with the Securities and Exchange Commission on June 15, 1998.

       2.8 Indenture, dated August 1, 2000, among AMVESCAP Inc., AMVESCAP and CIBC Mellon Trust Company, incorporated by reference to exhibit 4.26 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       2.9   Instrument, dated December 20, 2000, constituting
       (Pounds)160,107,220 Floating Rate Unsecured Loan Notes.

       2.10 Five Year Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent.

       2.11 Instrument, dated August 31, 2001, constituting (Pounds)4,500,000 Five Per Cent Fixed Rate Unsecured Loan Notes.

       2.12 Indenture, dated as of December 17, 2001, for AMVESCAP's 5.90% Senior Notes Due 2007 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank.

       4.1 Registration Rights Agreement, dated as of February 28, 1997, by and among AMVESCAP and the former shareholders of A I M Management Group, Inc. named therein, incorporated by reference to exhibit 2.11 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

       4.2 Indemnification Agreement, dated as of February 28, 1997, by and among AMVESCAP, Charles T. Bauer, Robert H. Graham, Gary T. Crum and certain related persons named therein, incorporated by reference to exhibit 2.6 to AMVESCAP's

       Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

       4.3 Second Amended and Restated Purchase and Sale Agreement dated as of December 14, 2000, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc., incorporated by reference to exhibit 4.17 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       4.4 Amendment No. 4 to Facility Documents dated as of August 24, 2001 among A I M Management Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., Citibank, N.A., Bankers Trust Company and Citicorp North America, Inc.

       4.5   AMVESCAP Deferred Fees Share Plan, incorporated by reference to exhibit 4.22 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       4.6 Amended and Restated Merger Agreement, dated as of May 9, 2000, between AMVESCAP and Trimark, incorporated by reference to exhibit 4.23 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       4.7 Support Agreement, dated as of August 1, 2000, between AMVESCAP, AVZ Callco Inc., and AMVESCAP Inc., incorporated by reference to exhibit
       4.24 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       4.8 Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company, incorporated by reference to exhibit 4.25 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       4.9 Final Offer Document, dated October 19, 2000, for Cash and Share Offer by Schroder Salomon Smith Barney on behalf of AMVESCAP PLC to acquire all of the issued share capital of Perpetual plc, incorporated by reference to AMVESCAP's Report of Foreign Private Issuer filed on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2000.

       4.10 Merger Agreement, dated as of February 28, 2001, among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc., incorporated by reference to exhibit 4.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

       4.11 Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc.

       4.12 Amendment No. 1 to Stock Purchase Agreement, dated as of August 2, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc.

       4.13 Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to AMVESCAP's obligations under the Five Year Credit Agreement.

       4.14 364-Day Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent.

       4.15 Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to AMVESCAP's obligations under the 364-Day Credit Agreement.

       4.16 Registration Rights Agreement, dated as of December 12, 2001, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative for the Initial Purchasers.

       4.17 Guarantee, dated December 17, 2001, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc.

       4.18 AMVESCAP Global Stock Plan, Amended and Restated Effective as of January 1, 1997.

       4.19 First Amendment to the AMVESCAP Global Stock Plan, effective as of December 1, 1998.

       4.20 Second Amendment to the AMVESCAP Global Stock Plan, effective as of January 1, 2001.

       4.21 Third Amendment to the AMVESCAP Global Stock Plan, effective as of February 1, 2002.

       8. List of Significant Subsidiaries, incorporated by reference to the chart in Item 4 of this Annual Report on Form 20-F.

                                  SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on April 3, 2002.

                                    AMVESCAP PLC



                                    /S/ ROBERT F. MCCULLOUGH
                                    ------------------------
                                    Robert F. McCullough
                                    Chief Financial Officer

                         AMVESCAP PLC AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Report of Independent Public Accountants.................................    F-2

Consolidated Statements of Income for the Years Ended December 31, 2001,
  2000 and 1999...........................................................   F-3

Consolidated Statements of Total Recognized Gains and Losses for the Years
  Ended December 31, 2001, 2000 and 1999..................................   F-3

Consolidated Balance Sheets for the Years Ended December 31, 2001
  and 2000................................................................   F-4

Consolidated Statements of Stockholders' Funds, for the Years Ended
  December 31, 2001, 2000 and 1999........................................   F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2000 and 1999........................................   F-6

Notes to Consolidated Financial Statements................................   F-7

                         AMVESCAP PLC AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AMVESCAP PLC:

We have audited the accompanying consolidated balance sheets of AMVESCAP PLC and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of profit and loss, total recognized gains and losses, shareholders' funds, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMVESCAP PLC and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom but vary in certain respects from the accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform consolidated shareholders' equity as of December 31, 2001 and 2000 and the consolidated net income for each of the three years in the period ended December 31, 2001 to accounting principles generally accepted in the United States are set forth in
Note 23 to the consolidated financial statements.


/s/ Arthur Andersen
Chartered Accountants and Registered Auditors
180 Strand, London, WC2R 1BL
March 8, 2002

                         AMVESCAP PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

for the year ended December 31
-----------------------------------------------------------------------------
                                           2001           2000           1999
                                   (Pounds)'000   (Pounds)'000   (Pounds)'000
---------------------------------- ------------   ------------   ------------
Revenues                              1,619,847      1,628,662      1,072,350
Expenses:
     Operating                       (1,096,487)    (1,039,751)      (719,637)
     Exceptional (note 2)               (59,997)       (51,804)             -
     Goodwill amortization             (137,477)       (56,417)       (36,754)
---------------------------------- ------------   ------------   ------------
Operating profit                        325,886        480,690        315,959
Investment income (note 5)               10,433         17,147         11,809
Interest expense (note 6)               (55,881)       (51,604)       (44,726)
---------------------------------- ------------   ------------   ------------
Profit before taxation                  280,438        446,233        283,042
Taxation (note 8)                      (125,635)      (145,505)      (101,558)
---------------------------------- ------------   ------------   ------------
Profit for the financial year           154,803        300,728        181,484
Dividends (note 9)                      (89,260)       (75,827)       (58,244)
---------------------------------- ------------   ------------   ------------
Retained profit for the year             65,543        224,901        123,240
---------------------------------- ------------   ------------   ------------

Earnings per share before
   goodwill amortization and
   exceptional items (note 10):
   -basic                                 41.2p          57.5p          34.1p
   -diluted                               40.0p          54.7p          32.7p
Earnings per share:
   -basic                                 19.2p          44.4p          28.4p
   -diluted                               18.6p          42.3p          27.2p
=============================================================================

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

for the year ended December 31
---------------------------------------------------------------------------------------------
                                                           2001           2000           1999
                                                   (Pounds)'000   (Pounds)'000   (Pounds)'000
------------------------------------------------   ------------   ------------   ------------
Profit for the financial year                           154,803        300,728        181,484
Currency translation differences on investments
 in overseas subsidiaries                               (12,941)       (45,979)       (18,645)
------------------------------------------------   ------------   ------------   ------------
Total recognized gains for the year                     141,862        254,749        162,839
Prior year adjustment                                    26,921              -              -
------------------------------------------------   ------------   ------------   ------------
Total recognized gains and losses for the year          168,783        254,749        162,839
=============================================================================================

The accompanying notes form part of these financial statements.

                         AMVESCAP PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31
-------------------------------------------------------------------------------------------------------------
                                                                           2001                          2000
                                                    (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000
--------------------------------------------------  ---------------------------   ---------------------------
Fixed assets
Goodwill (note 11)                                                    2,693,659                     2,373,060
Investments (note 12)                                                   166,036                       147,652
Tangible assets (note 13)                                               209,370                       201,280
--------------------------------------------------  ---------------------------   ---------------------------
                                                                      3,069,065                     2,721,992
Current assets
Debtors (note 14)                                        576,447                       717,192
Investments (note 12)                                     33,116                        65,064
Cash                                                     175,902                       327,733
--------------------------------------------------  ------------                  ------------
                                                         785,465                     1,109,989
Creditors: amounts falling due within one year
  (note 15)                                             (640,804)                     (759,423)
--------------------------------------------------  ------------                  ------------
Net current assets, excluding banking and
  insurance activities                                                  144,661                       350,566

Banking and insurance activities
Cash                                                     175,076                       157,626
Investments                                               89,079                        99,166
Customer and counterparty debtors                        179,223                       227,185
Policyholder debtors                                     134,296                        94,122
Customer and counterparty creditors                     (349,560)                     (395,819)
Policyholder creditors                                  (134,296)                      (94,122)
Other, net                                                (9,725)                      (12,992)
--------------------------------------------------  ------------                  ------------
                                                                         84,093                        75,166
                                                    ---------------------------   ---------------------------

Total assets less current liabilities                                 3,297,819                     3,147,724
Long-term debt (note 16)                                               (844,285)                     (960,023)
Provisions for liabilities and charges (note 17)                       (172,070)                      (57,700)
--------------------------------------------------  ---------------------------   ---------------------------
Net assets                                                            2,281,464                     2,130,001
===============================================================================   ===========================

Capital and reserves
Called up share capital (note 20)                                       196,037                       192,759
Share premium account                                                 1,619,879                     1,488,933
Exchangeable shares (note 20)                                           433,597                       477,153
Profit and loss account                                                 685,884                       620,341
--------------------------------------------------  ---------------------------   ---------------------------
                                                                      2,935,397                     2,779,186
Other reserves                                                         (653,933)                     (649,185)
--------------------------------------------------  ---------------------------   ---------------------------
Shareholders' funds, equity interests                                 2,281,464                     2,130,001
=============================================================================================================

The accompanying notes form part of these financial statements. These financial statements were approved by the Board of Directors on March 8, 2002, and were signed on its behalf by:

Charles W. Brady
Robert F. McCullough

                         AMVESCAP PLC AND SUBSIDIARIES


CONSOLIDATED SHAREHOLDERS' FUNDS

Movements in shareholders' funds comprise:
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Called up                                                     Profit
                                                     share   Exchangeable         Share          Other       and loss
                                                   capital         shares       premium       reserves        account         Total
                                              (Pounds)'000   (Pounds)'000  (Pounds)'000   (Pounds)'000   (Pounds)'000  (Pounds)'000
-----------------------------------------------------------------------------------------------------------------------------------
January 1, 1999                                    167,506             -        469,382      (563,847)       272,200        345,241
Profit for the financial year                            -             -              -             -        181,484        181,484
Dividends                                                -             -              -             -        (58,244)       (58,244)
Exercise of options                                  1,111             -          9,478        (9,041)             -          1,548
Currency translation
    differences on investments
    in overseas subsidiaries                             -             -              -       (18,645)             -        (18,645)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                  168,617             -        478,860      (591,533)       395,440        451,384
Profit for the financial year                            -             -              -             -        300,728        300,728
Dividends                                                -             -              -             -        (75,827)       (75,827)
Exercise of options                                  1,940             -         26,197       (11,673)             -         16,464
Trimark acquisition                                  1,266       232,034         53,700             -              -        287,000
Conversion of exchangeable shares
      Into ordinary shares                           5,919      (260,308)       254,389             -              -              -
Conversion of Equity Subordinated
      Debentures                                         -       505,427              -             -              -        505,427
Perpetual acquisition                               15,017             -        675,787             -              -        690,804
Currency translation
    differences on investments
    in overseas subsidiaries                             -             -              -       (45,979)             -        (45,979)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                  192,759       477,153      1,488,933      (649,185)       620,341      2,130,001
Profit for the financial year                            -             -              -             -        154,803        154,803
Dividends                                                -             -              -             -        (89,260)       (89,260)
Exercise of options                                    851             -         12,964        (2,160)             -         11,655
NAM acquisition                                      1,396             -         74,672             -              -         76,068
Conversion of exchangeable shares
      into ordinary shares                           1,031       (44,341)        43,310             -              -              -
Conversion of Equity Subordinated
    Debentures                                           -           785              -             -              -            785
Adjustment to goodwill                                   -             -              -        10,353              -         10,353
Currency translation
    differences on investments
    in overseas subsidiaries                             -             -              -       (12,941)             -        (12,941)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                  196,037       433,597      1,619,879      (653,933)       685,884      2,281,464
===================================================================================================================================

The accompanying notes form part of these financial statements.

                         AMVESCAP PLC AND SUBSIDIARIES


CONSOLIDATED CASH FLOW STATEMENTS

for the year ended December 31
-------------------------------------------------------------------------------------------------------
                                                                     2001           2000           1999
                                                             (Pounds)'000   (Pounds)'000   (Pounds)'000
----------------------------------------------------------  -------------   ------------   ------------
Operating activities
Operating profit                                                  324,355        463,816        309,508
Exceptional items                                                  16,331         32,736              -
Depreciation                                                       68,216         52,531         39,728
Amortization                                                      137,331         56,279         62,531
Decrease in debtors                                               185,389         27,113       (225,348)
Decrease in creditors                                            (236,640)       (53,795)       158,679
Other                                                              36,536          6,531         13,277
----------------------------------------------------------  -------------   ------------   ------------
                                                                  531,518        585,211        358,375
Banking and insurance activities
Operating cash flows                                               11,715         90,615          7,672
Interest and dividends received                                     2,510          7,916            731
Taxation                                                              458          4,845           (370)
Purchase of tangible fixed assets, net of sales                    (3,549)          (921)        (1,197)
Disposal/(purchase) of fixed asset investments, net                 8,445         (1,065)        (3,000)
Management of liquid resources                                     (1,527)       (52,364)        (1,246)
Financing                                                             294              -              -
                                                            -------------   ------------   ------------
                                                                   18,346         49,026          2,590
Returns on investments and servicing of finance
Interest and dividends received                                    10,838         14,274         12,391
Interest paid                                                     (58,944)       (48,304)       (44,147)
----------------------------------------------------------  -------------   ------------   ------------
                                                                  (48,106)       (34,030)       (31,756)

Taxation                                                         (167,031)      (120,603)       (56,084)

Capital expenditure and financial investment
Purchase of tangible fixed assets, net of sales (Note 13)         (68,013)       (61,051)       (55,524)
(Purchase)/disposal of fixed asset investments, net               (17,065)       (16,787)         9,425
----------------------------------------------------------  -------------   ------------   ------------
                                                                  (85,078)       (77,838)       (46,099)
Acquisitions, net of cash, cash equivalents and
  bank overdraft acquired                                        (311,441)      (182,595)             -

Dividends paid                                                    (84,365)       (63,558)       (54,394)
                                                             ------------   ------------   ------------
Cash (outflow)/inflow before the use of cash equivalents         (146,157)       155,613        172,632

Financing
Issues of ordinary share capital                                   11,655         16,464          1,548
Credit facility, net                                             (185,890)        51,401        (53,911)
Issuance of Senior Notes                                          206,939              -              -
Other loans and bank overdrafts                                   (15,923)         7,941        (54,381)
----------------------------------------------------------  -------------   ------------   ------------
                                                                   16,781         75,806       (106,744)
Change in bank overdrafts                                          (2,040)        (8,253)        24,529
Change in cash equivalents                                         98,087       (119,997)         8,098
                                                            -------------   ------------   ------------
(Decrease)/increase in cash                                       (33,329)       103,169         98,515
=======================================================================================================
Reconciliation to (decrease)/increase in cash at bank
 and in hand
(Decrease)/increase in cash                                       (33,329)       103,169         98,515
Change in bank overdrafts                                           2,040          8,253        (24,529)
Change in cash equivalents                                        (96,560)       172,361         (6,852)
Foreign exchange movement on cash and cash equivalents             (6,532)        11,844          2,947
-------------------------------------------------------------------------------------------------------
Increase in cash at bank and in hand                             (134,381)       295,627         70,081
=======================================================================================================

The accompanying notes form part of these financial statements.

                         AMVESCAP PLC AND SUBSIDIARIES


ACCOUNTING POLICIES AND NOTES TO THE FINANCIAL STATEMENTS

1.  Accounting Policies

(a)  Basis of Accounting and Consolidation

The financial statements consolidate the financial statements of AMVESCAP PLC and all of its subsidiaries. Operating profit includes the results of subsidiaries acquired from their effective dates of acquisition. The consolidated financial statements have been prepared in accordance with the Companies Act 1985 (Schedule 4) and applicable accounting standards. They combine the financial statements of the Group undertakings at December 31 and, as permitted by the Act, the format of the financial statements has been adapted to invoke a true and fair override and therefore give a true and fair view of the state of affairs and the profit of the consolidated Group. The balance sheet and cash flow statement presentations differ from the Companies Act 1985 and FRS 1, in that the banking and insurance assets, liabilities and cash flows have been separately stated so as to distinguish these activities from the asset management activities of the Group. The financial statements have been prepared on a historic cost convention as modified to include certain insurance assets at market value. The Companies Act 1985 requirements have also been adapted in respect of exchangeable shares. See note 20.

(b)  Goodwill

The excess of the cost of companies acquired, over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998 goodwill was charged directly to other reserves. Additional amortization is taken in the year if goodwill is deemed impaired.

(c)  Revenue

Revenue, which is recorded when earned, represents management, distribution, transfer agent, trading and other fees.

(d)  Deferred Sales Commissions

Amounts paid to brokers and dealers for sales of certain mutual funds that have a contingent deferred sales charge are capitalized and amortized over a period not to exceed the redemption period of the related fund.

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

                         AMVESCAP PLC AND SUBSIDIARIES

(h)  Taxation

Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on all timing differences, calculated at the rate at which it is estimated that tax will be payable. Deferred tax assets are recognized when it is deemed more likely than not that there will be taxable profits in the future to offset these amounts.

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

2.   Acquisitions

The Company completed five acquisitions during 2001. These combinations have been accounted for as acquisitions and results have been included from the respective dates of purchase. The following table sets forth the terms of these transactions (each for 100% of the share capital of the companies acquired).

-------------------------------------------------------------------------------------------------------------------------
                                                  Acquisition              Cash        Shares      Earn out         Total
Company Name                                             Date      (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
County Investment Management Limited (County)    January 2001            41,105             -             -        41,105
National Asset Management Limited (NAM)            April 2001            69,636        76,068        51,866       197,570
Pell Rudman (PR)                                  August 2001           122,835             -        19,034       141,869
Grand Pacific (GP)                                August 2001            84,350             -             -        84,350
Parkes & Co. (Parkes)                             August 2001             9,210             -             -         9,210
                                                 ------------------------------------------------------------------------
                                                                        327,136        76,068        70,900       474,104
=========================================================================================================================

In connection with the NAM and PR acquisitions, earn-out arrangements were established whereby the Company will pay the former owners of NAM and PR a combination of ordinary shares and cash upon the completion of annual revenue growth targets. Included in the Parkes cash consideration is (Pounds)3.7 million in 5% Loan Notes due 2009.

The acquired companies' profit after taxation for the years ended in 2000 and 2001 were as follows:


-------------------------------------------------
                                           Profit
                                            After
                          Year           Taxation
Company Name             Ended       (Pounds)'000
-------------------------------------------------
County          September 2000                542
NAM              December 2000              5,526
PR               December 2000                163
GP               December 2000              2,511
Parkes           February 2001                480
-------------------------------------------------

                         AMVESCAP PLC AND SUBSIDIARIES

The summarized profit and loss accounts for the period from the beginning of the acquired companies' last fiscal year up to the date of acquisition is as follows, shown on the basis of the accounting policies of AMVESCAP PLC:

------------------------------------------------------------------------------------------------------
                                       County            NAM            PR            GP        Parkes
                                 (Pounds)'000   (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
------------------------------------------------------------------------------------------------------
Revenues                                3,398          9,538        17,614         4,301         1,551
Operating profit/(loss)                  (760)           735             -         1,033          (312)
Profit/(loss) before taxation            (241)           735             -         1,175          (301)
Net profit/(loss)                        (916)           389             -           890          (191)
------------------------------------------------------------------------------------------------------

The operations of the acquired companies have been reorganized, integrated, and merged with and into AMVESCAP's existing subsidiaries. The operating results and cash flows of the combined Group do not separately segregate the former acquired companies operations. It is therefore not possible to determine or estimate the post-acquisition results.

The fair value of net assets acquired for all acquisitions was determined as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                         Book Value                                       Fair value           Fair
                             -------------------------------------------------------------------------
                                   County            NAM             PR             GP         Parkes    adjustments          value
                             (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets                          827            686          2,094          5,221            273           (217)         8,884
Current assets                      5,493          8,074         12,958          9,598          2,178              -         38,301
                                 --------------------------------------------------------------------------------------------------
Total assets                        6,320          8,760         15,052         14,819          2,451           (217)        47,185
                                 --------------------------------------------------------------------------------------------------

Creditors                          (3,120)        (6,052)       (10,484)        (1,376)          (717)          (223)       (21,972)
Provisions for liabilities
 and charges                         (396)          (341)             -              -              -              -           (737)
                                 --------------------------------------------------------------------------------------------------
Total liabilities                  (3,516)        (6,393)       (10,484)        (1,376)          (717)          (223)       (22,709)
                                 --------------------------------------------------------------------------------------------------

Net assets                          2,804          2,367          4,568         13,443          1,734           (440)        24,476
                                 --------------------------------------------------------------------------------------------------
Goodwill                                                                                                                    449,628
                                                                                                                            -------
Consideration                                                                                                               474,104
-----------------------------------------------------------------------------------------------------------------------------------

The Company adjusted and revalued all assets and liabilities acquired to be consistent with the Company's accounting policies and to reflect fair market value at the date of the acquisition. The principal adjustments relate to aligning Pell Rudman's investments and bonus accrual policies to those of AMVESCAP.

The consolidated profit and loss account includes exceptional charges in 2001 and 2000 as follows:


-----------------------------------------------------------------
                                               2001          2000
                                       (Pounds)'000  (Pounds)'000
-----------------------------------------------------------------
Acquisitions                                 43,310        43,804
Restructurings                                9,993         8,000
Building termination costs                    6,694             -
-----------------------------------------------------------------
Total exceptional items                      59,997        51,804
-----------------------------------------------------------------
Total exceptional items, net of tax          39,390        32,637
=================================================================

These costs include staff retention payments and expenses associated with combining systems and other business processes, and costs incurred in reorganizing, restructuring and integrating the acquisitions. The exceptional charge for the year also includes costs incurred during internal restructurings, severance arrangements and building termination costs.

3.   Prior Year Restatement

The Group policy for calculating the provision for deferred taxes was changed during the year to include the adoption of FRS 19. The U.K. Accounting Standards Board issued FRS 19, "Deferred Tax," which requires companies to change their method of computing deferred taxes. The Company has adopted this new statement in 2001, including a restatement of prior years' profit and loss account and balance sheet. The comparative figures in the primary financial statements and the notes have been restated to reflect the new policy.

----------------------------------------------------------------------------------------------
                                                2001                2000            1999
                                             (Pounds)'000        (Pounds)'000     (Pounds)'000
----------------------------------------------------------------------------------------------
Profit and loss account
Decrease in deferred tax expense                    5,847              12,198              452
==============================================================================================
Balance Sheet
Increase in net assets                             32,768              26,921           14,723
==============================================================================================

4.   Segmental Information

Geographical analysis of the Group's business, which is principally investment management, is as follows:


                                                        Revenues                               Profit after exceptional items
----------------------------------------------------------------------------------------------------------------------------------
                                            2001          2000          1999                 2001           2000           1999
                                       (Pounds)'000  (Pounds)'000  (Pounds)'000         (Pounds)'000   (Pounds)'000   (Pounds)'000
                                       ----------------------------------------         ------------   ------------   ------------
North America                             1,266,195     1,324,871       859,993              411,809        492,946        322,611
Europe and Pacific                          353,652       303,791       212,357               51,554         44,161         30,102
---------------------------------------   -------------------------------------         ------------   ------------   ------------
                                          1,619,847     1,628,662     1,072,350              463,363        537,107        352,713
                                          =====================================
Goodwill amortization                                                                       (137,477)       (56,417)       (36,754)
Net interest expense                                                                         (45,448)       (34,457)       (32,917)
                                                                                        ------------   ------------   ------------
Profit before taxation                                                                       280,438        446,233        283,042
==================================================================================================================================

                                                                                                               Net assets
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2001           2000
                                                                                                      (Pounds)'000   (Pounds)'000
                                                                                                      ---------------------------
North America                                                                                              264,051        324,496
Europe and Pacific                                                                                         161,311        124,344
--------------------------------------------                                                          ---------------------------
                                                                                                           425,362        448,840
Goodwill                                                                                                 2,693,659      2,373,060
Net debt                                                                                                  (837,557)      (691,899)
--------------------------------------------                                                          ---------------------------
Net assets                                                                                               2,281,464      2,130,001
==================================================================================================================================

The U.S. dollar profits have been translated into sterling at an average rate of
1.43 (2000: 1.51, 1999: 1.62). Revenue reflects the geographical segments from which services are provided. Auditors' remuneration was (Pounds)1,698,000 in 2001 (2000: (Pounds)1,361,000, 1999: (Pounds)1,218,000) for audit work and
(Pounds)2,281,000 in 2001 (2000: (Pounds)1,295,000, 1999: (Pounds)1,044,000) for
non-audit work. Total operating expenses in 2001 were (Pounds)1,293,961,000 (2000: (Pounds)1,147,972,000, 1999: (Pounds)756,391,000). Certain prior year amounts have been restated to conform to the current year presentation of banking and insurance activities.

5.   Investment Income
     ---------------------------------------------------------------------------

                                                    2001           2000            1999
                                               (Pounds)'000   (Pounds)'000    (Pounds)'000
                                               ------------   ------------    ------------
Interest receivable                                  12,295         15,361           8,597
(Loss)/income from listed investments                   (24)           900           1,480
(Loss)/income from unlisted investments              (1,838)           886           1,732
-------------------------------------------------------------------------------------------------
                                                    10,433         17,147          11,809
=================================================================================================

6.   Interest Expense
     ---------------------------------------------------------------------------

                                                 2001           2000               1999
                                            (Pounds)'000   (Pounds)'000       (Pounds)'000
--------------------------                  ------------   ------------       ------------
Senior notes                                   30,014             27,695          26,343
Credit Facility                                12,024             14,900          14,448
Loan notes                                      6,800                  -               -
ESDs                                            4,002              6,286               -
Other                                           3,041              2,723           3,935
--------------------------                     ------             ------          ------
                                               55,881             51,604          44,726
==================================================================================================================

7.   Directors and Employees
     ---------------------------------------------------------------------------

                                                    2001           2000               1999
                                               (Pounds)'000   (Pounds)'000       (Pounds)'000
--------------------------                     ------------   ------------       ------------
Wages and salaries                                  478,687        452,751            308,213
Social security costs                                34,072         29,267             18,523
Other pension costs                                  45,713         33,696             22,440
--------------------------                          -------        -------            -------
                                                    558,472        515,714            349,176
=================================================================================================================

Global Stock Plan ("the Plan")

A sum of (Pounds)8,039,000 (2000: (Pounds)29,688,000, 1999: (Pounds)12,453,000)
has been paid into the Plan, a remuneration scheme for senior executives. This Plan is funded by a profit-linked bonus paid annually in respect of directors and senior employees into a discretionary employee benefit trust which, then purchases shares of the Company in the open market. These securities are allocated within the trust and, provided they retain their position within the Company for a period of three years from the date of the bonus, are transferred to the participants upon retirement or termination of employment. The trust held 11,899,000 ordinary shares on December 31, 2001 (2000: 11,276,000, 1999:
9,341,000).

     The average number of employees of the Company during the year was 8,617 (2000: 6,557). Of these totals, 6,072 (2000: 5,020) were employed in North America and the remainder were employed in Europe and the Pacific.


8.   Taxation
     ---------------------------------------------------------------------------

                                                           2001           2000           1999
                                                      (Pounds)'000   (Pounds)'000   (Pounds)'000
--------------------------                            ------------   ------------   ------------
Current Tax
  U.K. corporation income tax for period                    58,574         36,864         30,751
  Double taxation relief                                   (33,302)       (19,952)       (18,654)
                                                           -------        -------        -------
                                                            25,272         16,912         12,097

  Foreign income tax for the period                        104,566        141,227         79,333
  Adjustments in respect of prior periods                        -          6,183              -
                                                           -------        -------        -------
                                                           104,566        147,410         79,333

  Total current tax                                        129,838        164,322         91,430
===================================================================================================================
Deferred Tax
  Origination and reversal of timing differences                38        (18,817)        10,580
  Effect of decreased tax rate on opening liability         (4,241)             -           (452)
                                                           -------        -------        -------
  Total deferred tax                                        (4,203)       (18,817)        10,128

Total tax on profit on ordinary activities                 125,635        145,505        101,558
===================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------------
                                                                       2001           2000           1999
                                                               (Pounds)'000   (Pounds)'000   (Pounds)'000
-----------------------------------------------------------   -------------  -------------  -------------
Profit before tax                                                   280,438        446,233        283,042
Tax on Group profit on ordinary activities at standard U.K.
  corporation tax rate                                                 30.0%          30.0%          31.3%
Effects of:
Non-deductible amortization - Goodwill                                  6.8%           1.2%           1.0%
Foreign exchange gain/(loss)                                            0.5%          (0.9)%          0.0%
Higher tax rates on overseas earnings                                   9.0%           5.1%           0.0%
Adjustments in respect of prior periods                                 0.0%           1.4%           0.0%
---------------------------------------------------------------------------------------------------------
Group current tax charge for the period                                46.3%          36.8%          32.3%
=========================================================================================================

Factors Affecting the Tax Charge
The Group's overseas tax rates are higher than those in the U.K. primarily because the profits earned in the United States are taxed at a rate of 38%, and the profits earned in Canada are taxed at a rate of 42%. The Group expects a reduction in future tax rates following the announcement in 2000 that the rate of tax in Canada will decrease to 30% by 2005.

Losses accumulating in several countries have not been recognized for the purposes of deferred tax on the basis that it is currently thought unlikely that they will be utilized within three years.

Components of Deferred Tax
----------------------------------------------------------------------------------------
                                                                   2001             2000
                                                           (Pounds)'000     (Pounds)'000
----------------------------------------------           --------------   --------------
Deferred compensation arrangements                               35,529           30,337
Exceptional items                                                21,403            8,394
Tax losses carried forward                                        7,530            6,455
Fixed assets depreciation                                         4,542            2,310
Amortization                                                     (4,154)          (5,228)
Investments                                                       5,392            5,383
Health, benefits, and rent accruals                               5,621            6,242
Accrued interest and other                                        9,894            7,927
                                                         --------------   --------------
Deferred tax assets - debtors                                    85,757           61,820
Deferred tax liabilities - provisions                           (55,031)         (34,836)
----------------------------------------------------------------------------------------
Net deferred tax                                                 30,726           26,984
========================================================================================

9.  Dividends
    ======================================================================================================
                                                                    2001             2000             1999
                                                            (Pounds)'000     (Pounds)'000     (Pounds)'000
---------------------------------------------------------   ------------     ------------     ------------
Interim paid, 4.5p per share (2000: 4.0p, 1999: 3.5p)             36,552           28,014           22,700
Final proposed, 6.5p per share (2000: 6.0p, 1999: 5.5p)           52,708           47,813           35,544
---------------------------------------------------------   ------------     ------------     ------------
                                                                  89,260           75,827           58,244
==========================================================================================================

The trustees of the Employee Share Option Trust waived dividends amounting to (Pounds)1,644,000 in 2001 (2000: (Pounds)2,317,000, 1999: (Pounds)2,796,000).

                         AMVESCAP PLC AND SUBSIDIARIES

10.  Earnings per share
Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

----------------------------------------------------------------------------------------
                                                              Number of
                                                  Profit         shares        Per share
2001                                        (Pounds)'000           '000           amount
----------------------------------------------------------------------------------------
Basic earnings per share                         331,670        805,061            41.2p
                                                                               =========
Issuance of options                                    -         24,922
----------------------------------------------------------------------------------------
Diluted earnings per share                       331,670        829,983            40.0p
========================================================================================

2000
----------------------------------------------------------------------------------------
Basic earnings per share                         389,782        678,006            57.5p
                                                                               =========
Issuance of options                                    -         33,763
Conversion of ESDs                                 4,093          8,997
----------------------------------------------------------------------------------------
Diluted earnings per share                       393,875        720,766            54.7p
========================================================================================

1999
----------------------------------------------------------------------------------------
Basic earnings per share                         218,238        639,636            34.1p
                                                                               =========
Issuance of options                                    -         27,271
----------------------------------------------------------------------------------------
Diluted earnings per share                       218,238        666,907            32.7p
========================================================================================

11.  Goodwill
     ====================================================================================================
                                                                                                      Net
                                                                    Cost     Amortization      book value
                                                            (Pounds)'000     (Pounds)'000    (Pounds)'000
---------------------------------------------------------------------------------------------------------
January 1, 2000                                                  719,269          (57,837)        661,432
Acquisitions                                                   1,767,565                -       1,767,565
Provided during the year                                               -          (56,279)        (56,279)
Exchange adjustment                                                  342                -             342
---------------------------------------------------------------------------------------------------------
December 31, 2000                                              2,487,176         (114,116)      2,373,060
=========================================================================================================
Acquisitions                                                     458,064                -         458,064
Provided during the year                                               -         (137,331)       (137,331)
Exchange adjustment                                                 (134)               -            (134)
---------------------------------------------------------------------------------------------------------
December 31, 2001                                              2,945,106         (251,447)      2,693,659
=========================================================================================================

Prior to 1998, goodwill has been written off as follows:
---------------------------------------------------------------------------------------------------------
                                                                                             (Pounds)'000
----------------------------------------------------------                -------------------------------
To other reserves                                                                               1,173,986
To cancellation of share premium account                                                           44,468
To profit and loss account                                                                         73,600
----------------------------------------------------------                -------------------------------
                                                                                                1,292,054
=========================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES


12. Investments
Investments Held as Fixed Assets

------------------------------------------------------------------------------------------------------
                                                               Shares of          Other
                                                            AMVESCAP PLC    investments          Total
                                                            (Pounds)'000   (Pounds)'000   (Pounds)'000
------------------------------------------------------------------------------------------------------
Cost
January 1, 2000                                                   96,816         30,651        127,467
Exchange adjustments                                                   -         (1,176)        (1,176)
Arising from acquisitions                                              -         12,683         12,683
Additions                                                         35,407         23,454         58,861
Disposals                                                        (42,053)        (4,611)       (46,664)
------------------------------------------------------------------------------------------------------
December 31, 2000                                                 90,170         61,001        151,171
======================================================================================================
Exchange adjustments                                                   -            467            467
Arising from acquisitions                                              -            625            625
Additions                                                         50,482         22,920         73,402
Disposals                                                        (41,045)       (15,297)       (56,342)
------------------------------------------------------------------------------------------------------
December 31, 2001                                                 99,607         69,716        169,323
======================================================================================================

Provisions against investments
January 1, 2000                                                   (2,027)        (1,487)        (3,514)
Net change                                                             -             (5)            (5)
------------------------------------------------------------------------------------------------------
December 31, 2000                                                 (2,027)        (1,492)        (3,519)
Net change                                                             -            232            232
------------------------------------------------------------------------------------------------------
December 31, 2001                                                 (2,027)        (1,260)        (3,287)
------------------------------------------------------------------------------------------------------

Net book value
January 1, 2000                                                   94,789         29,164        123,953
December 31, 2000                                                 88,143         59,509        147,652
December 31, 2001                                                 97,580         68,456        166,036
======================================================================================================

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust ("ESOT") and comprise 12,593,503 ordinary shares. The options vest after three years from the date of grant and lapse after seven or 10 years. On December 31, 2001, there were options over these securities at exercise prices between 160p and 1680p. The market price of the ordinary shares at the end of 2001 was 991p.

     Other investments consist of investments in various Group mutual funds, unit trusts, partnership interests, investments in collateralized loan and bond obligations, investments on behalf of deferred compensation plans, and treasury securities.

Investments Held as Current Assets
Current asset investments include listed investments of (Pounds)20,429,000 (2000: (Pounds)49,644,000) and unlisted investments of (Pounds)12,687,000 (2000:
(Pounds)15,420,000).

                        AMVESCAP PLC AND SUBSIDIARIES


13. Tangible Assets
Tangible assets are comprised of land, buildings, technology and other equipment.

----------------------------------------------------------------------------------------------------------------------------------
                                                                              Technology and
                                                                             other equipment   Land and building             Total
                                                                                (Pounds)'000        (Pounds)'000      (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------------
Cost
January 1, 2000                                                                      174,696                 122           174,818
Exchange adjustment                                                                   17,135                   -            17,135
Additions                                                                             62,750                   -            62,750
Arising from acquisitions                                                             20,579              58,801            79,380
Disposals                                                                             (7,685)                  -            (7,685)
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                                                    267,475              58,923           326,398
==================================================================================================================================
Exchange adjustment                                                                    1,933                 (20)            1,913
Additions                                                                             79,081                  83            79,164
Arising from acquisitions                                                              2,602               3,824             6,426
Disposals                                                                            (24,461)             (7,222)          (31,683)
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                                    326,630              55,588           382,218
==================================================================================================================================
Accumulated depreciation
January 1, 2000                                                                      (68,891)               (111)          (69,002)
Exchange adjustment                                                                   (9,776)                  -            (9,776)
Provided during the year                                                             (52,326)                  -           (52,326)
Disposals                                                                              5,986                   -             5,986
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                                                   (125,007)               (111)         (125,118)
==================================================================================================================================
Exchange adjustment                                                                      (23)                (23)              (46)
Provided during the year                                                             (67,582)               (634)          (68,216)
Disposals                                                                             20,311                 221            20,532
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                                   (172,301)               (547)         (172,848)
==================================================================================================================================
Net Book Value
----------------------------------------------------------------------------------------------------------------------------------
January 1, 2000                                                                      105,805                  11           105,816
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                                                    142,468              58,812           201,280
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                                    154,329              55,041           209,370
==================================================================================================================================

14. Debtors
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2001              2000
                                                                                                    (Pounds)'000      (Pounds)'000
--------------------------------------------------------------------------                     -----------------------------------
Deferred sales commissions                                                                               169,457           204,384
Unsettled fund debtors                                                                                   124,397           191,446
Trade debtors                                                                                            109,054           172,434
Deferred taxation                                                                                         85,757            61,820
Other debtors                                                                                             59,706            65,940
Prepayments                                                                                               28,076            21,168
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         576,447           717,192
==================================================================================================================================

Substantially all deferred taxes will reverse after one year.

15.  Creditors
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                                            2001              2000
                                                                                                    (Pounds)'000      (Pounds)'000
--------------------------------------------------------------------------                          ------------------------------
Accruals and other                                                                                       226,301           333,754
Unsettled fund creditors                                                                                 136,375           226,399
Current maturities of long-term debt                                                                     125,828             6,839
Proposed dividend                                                                                         52,708            47,813
Corporation tax payable                                                                                   51,019            86,188
Trade creditors                                                                                           38,011            49,977
Bank overdraft                                                                                            10,562             8,453
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         640,804           759,423
==================================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

16. Long-term debt
    ==============================================================================================================================
                                                                                                            2001              2000
                                                                                                    (Pounds)'000      (Pounds)'000
---------------------------------------------------------------------------                     ----------------------------------
Senior notes - U.S.$250 million due 2003 at
   6.375%, U.S.$400 million due 2005 at
   6.6%, and U.S.$300 million due 2007 at 5.9%                                                           655,308           444,201
U.S.$900 million credit facility due 2006                                                                106,919           300,000
ESDs - C$147.8 million due 2003 at 6%                                                                     64,733            67,115
Loan Notes due 2005                                                                                      125,828           128,934
DM20 million fixed notes due 2003 at 6.75%                                                                 6,336            12,454
Senior notes - U.S.$10 million due 2006 at 6.875%                                                          7,304            14,158
Loan Notes due 2009 at 5%                                                                                  3,685                 -
---------------------------------------------------------------------------                     ----------------------------------
Total debt                                                                                               970,113           966,862
Less: current maturities of long-term debt                                                              (125,828)           (6,839)
---------------------------------------------------------------------------                     ----------------------------------
Total long-term debt                                                                                     844,285           960,023
==================================================================================================================================

The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare or pay cash dividends in excess of 60% of consolidated net profit. The Company also has an unused 364-day revolving $200 million credit facility available. Interest is payable on both facilities based upon LIBOR rates in existence at the time of each borrowing.

The ESDs are issued by a subsidiary of the Company, bear interest at 6% per year (payable semi-annually), and are convertible at any time at the option of the holder into exchangeable shares until August 1, 2003. During 2001, (Pounds)0.8 million (2000: (Pounds)505.4 million) in ESDs were converted into 0.06 million (2000: 45.9 million) exchangeable shares, and (Pounds)13,142 (2000: (Pounds)1.5
million) in ESDs were settled in cash.   The Loan Notes due 2005 bear interest
at the six-month LIBOR rate less 0.5% payable semi-annually. Holders have the right to redeem the Loan Notes on the semi-annual interest payment dates.

Maturities of long-term debt are as follows: (Pounds)125,828,000 in 2002, (Pounds)243,520,000 in 2003, (Pounds)nil in 2004, (Pounds)275,919,000 in 2005,
and (Pounds)324,846,000 due thereafter.

17. Provisions for Liabilities and Charges
    =====================================================================================
Merger, Acquisition and Deferred Tax Provisions                              (Pounds)'000
-------------------------------------------------                    --------------------
January 1, 2000                                                                    23,296
Cash paid                                                                          (4,231)
Acquisitions and other adjustments                                                  2,656
Movement on deferred taxes                                                         34,836
Foreign exchange                                                                    1,143
-------------------------------------------------                    --------------------
December 31, 2000                                                                  57,700
=========================================================================================
Cash paid                                                                          (2,400)
Adjustment to AIM goodwill                                                        (10,353)
Acquisitions and other adjustments                                                106,817
Movement on deferred taxes                                                         20,195
Foreign exchange                                                                      111
-------------------------------------------------                    --------------------
December 31, 2001                                                                 172,070
=========================================================================================

These provisions consist of amounts provided as a result of acquisitions. Amounts added in 2001 include the (Pounds)51.9 million earn out related to the NAM acquisition, the (Pounds)19.0 million earn out related to the Pell Rudman acquisition, as well as the related retention bonus agreements under both acquisitions. Provisions for liabilities and charges include (Pounds)55.0 million in deferred tax liabilities, arising from contingent deferred sales commissions.

                         AMVESCAP PLC AND SUBSIDIARIES

18. Reconciliation of Net Cash Flow to Movement in Net Debt
    ====================================================================================================================
                                                                                 2001             2000              1999
                                                                         (Pounds)'000     (Pounds)'000      (Pounds)'000
--------------------------------------------                          ---------------   --------------    --------------
(Decrease)/increase in cash                                                   (33,329)         103,169            98,515
Cash (inflow) from client cash                                                 (6,286)        (160,478)          (33,818)
Cash (outflow)/inflow from
 cash equivalents                                                             (96,560)         172,361            (6,852)
Cash outflow/(inflow) from lease financing                                        420             (515)              822
Cash (inflow) from bank loans                                                  (3,380)         (51,401)          108,290
Cash (outflow) from bank overdrafts                                                 -                -           (47,578)
--------------------------------------------                          ---------------   --------------    --------------
Change in net debt resulting from cash flows                                 (139,135)          63,136           119,379
--------------------------------------------                          ---------------   --------------    --------------
Debt and finance leases                                                        (4,249)        (195,946)             (664)
Translation difference                                                         (2,274)         (46,474)          (24,005)
--------------------------------------------                          ---------------   --------------    --------------
Change in net debt resulting from non-cash
 changes and translation                                                       (6,523)        (242,420)          (24,669)
--------------------------------------------                          ---------------   --------------    --------------
Movement in net debt in the year                                             (145,658)        (179,284)           94,710
Net debt beginning of the year                                               (691,899)        (512,615)         (607,325)
--------------------------------------------                          ---------------   --------------    --------------
Net debt end of the year                                                     (837,557)        (691,899)         (512,615)
========================================================================================================================


19. Analysis of Net Debt
    ==============================================================================================================================
                                                                                                           Non-cash
                                                                        December 31,                    changes and    December 31,
                                                                                2000       Cash flow    translation           2001
2001                                                                    (Pounds)'000    (Pounds)'000   (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand, including
  acquisitions of (Pounds)12,010                                             485,359        (127,849)        (6,532)       350,978
Less: cash equivalents                                                      (249,952)         96,560          6,739       (146,653)
Bank overdrafts                                                               (8,453)         (2,040)           (69)       (10,562)
----------------------------------------------------------------------------------------------------------------------------------
                                                                             226,954         (33,329)           138        193,763
Client cash                                                                 (200,934)         (6,286)           (90)      (207,310)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              26,020         (39,615)            48        (13,547)
Cash equivalents                                                             249,952         (96,560)        (6,739)       146,653
Debt due within one year                                                      (6,839)         12,942       (131,931)      (125,828)
Debt due after more than one year                                           (960,023)        (16,322)       132,060       (844,285)
Finance leases                                                                (1,009)            420             39           (550)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                       (691,899)       (139,135)        (6,523)      (837,557)
==================================================================================================================================

                                                                                                          Non-cash
                                                               December 31,                            changes and   December 31,
                                                                       1999               Cash flow    translation           2000
2000                                                           (Pounds)'000            (Pounds)'000   (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand, including
  acquisitions of (Pounds)118,451                                   189,732                 283,783         11,844        485,359
Less: cash equivalents, including
  acquisitions of (Pounds)154,732                                   (63,389)               (172,361)       (14,202)      (249,952)
Bank overdrafts, including
  acquisitions of (Pounds)5,933                                           -                  (8,253)          (200)        (8,453)
----------------------------------------------------------------------------------------------------------------------------------
                                                                    126,343                 103,169         (2,558)       226,954
Client cash                                                         (41,533)               (160,478)         1,077       (200,934)
----------------------------------------------------------------------------------------------------------------------------------
                                                                     84,810                 (57,309)        (1,481)        26,020
Cash equivalents                                                     63,389                 172,361         14,202        249,952
Debt due within one year                                                  -                       -         (6,839)        (6,839)
Debt due after more than one year                                  (659,120)                (51,401)      (249,502)      (960,023)
Finance leases                                                       (1,694)                   (515)         1,200         (1,009)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                              (512,615)                 63,136       (242,420)      (691,899)
==================================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

                                                                          Non-cash
                                       December 31,                    changes and    December 31,
                                               1998       Cash flow    translation            1999
1999                                   (Pounds)'000    (Pounds)'000   (Pounds)'000    (Pounds)'000
--------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand                  119,651            67,134           2,947        189,732
Less: cash equivalents                    (67,960)            6,852          (2,281)       (63,389)
Bank overdrafts                           (24,651)           24,529             122              -
--------------------------------------------------------------------------------------------------
                                           27,040            98,515             788        126,343
Client cash                                (7,715)          (33,818)              -        (41,533)
--------------------------------------------------------------------------------------------------
                                           19,325            64,697             788         84,810
Cash equivalents                           67,960            (6,852)          2,281         63,389
Debt due within one year                   (7,195)            6,494             701              -
Debt due after more than one year        (686,010)           54,218         (27,328)      (659,120)
Finance leases                             (1,405)              822          (1,111)        (1,694)
--------------------------------------------------------------------------------------------------
Total                                    (607,325)          119,379         (24,669)      (512,615)
==================================================================================================

20. Called Up Share Capital and Exchangeable Shares
Ordinary Shares

---------------------------------------------------------------------------------------------------------
                                                     Number            2001         Number           2000
                                                       `000    (Pounds)'000           `000   (Pounds)'000
------------------------------------------      ---------------------------------------------------------
Authorized ordinary shares of 25p each            1,050,000         262,500      1,050,000        262,500
                                                ---------------------------    --------------------------
Allotted, called up and fully paid
    ordinary shares of 25p each                     784,147         196,037        771,038        192,759
=========================================================================================================

During the year the Company has issued 3,398,234 ordinary shares as a result of options exercised.

As of December 31, 2001, ordinary shares are reserved for the following purposes:

---------------------------------------------------------------------------------------------
                                                                                         Last
                                                        Shares          Prices    expiry date
                                                 --------------------------------------------
Options and shares arising from acquisitions         7,358,568     25p - 1396p       Feb 2010
Conversion of ESDs                                   6,107,296               -       Aug 2003
Conversion of exchangeable shares                   39,498,655               -       Dec 2009
Subscription agreement (options) with
   the Employee Share Option Trust                  53,000,000    160p - 1680p       Dec 2011
Options granted under the AMVESCAP 2000 Share
   Option Plan                                      23,257,437    950p - 1473p       Dec 2011
Options granted under Sharesave Schemes              2,425,686    430p - 1048p       May 2006
=============================================================================================

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

                         AMVESCAP PLC AND SUBSIDIARIES

Movements in exchangeable shares comprise:
------------------------------------------------------------
                                                   Number
---------------------------------------------------------
Issued August 1, 2000                          21,377,158
Converted into ordinary shares                (23,674,300)
Converted from ESDs                            45,856,643
---------------------------------------------------------
December 31, 2000                              43,559,501
=========================================================
Converted into ordinary shares                 (4,125,367)
Converted from ESDs                                64,521
---------------------------------------------------------
December 31, 2001                              39,498,655
=========================================================

21. Commitments and Contingencies

The Group operates a number of pension schemes throughout the world. All are defined contribution schemes with the exception of immaterial schemes operating for certain employees in the U.K., U.S., and Germany, which are defined benefit schemes. The U.K. and U.S. plans are closed to new participants. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 2001, all plans are fully funded, with the exception of the German scheme, which is unfunded in accordance with local practice. The costs amounted to (Pounds)6,256,000 (2000: (Pounds)5,860,000) for the defined benefit schemes and (Pounds)39,457,000 (2000: (Pounds)27,836,000) for the defined contribution schemes.

The Group's annual commitments under non-cancelable operating leases are as
---------------------------------------------------------------------------
follows:
--------

                                                 Land and buildings                           Other
---------------------------------      -----------------------------   ----------------------------
                                               2001            2000            2001            2000
Operating leases which expire:         (Pounds)'000    (Pounds)'000    (Pounds)'000    (Pounds)'000
---------------------------------      -----------------------------   ----------------------------
Within one year                               2,186             407             202             402
Within two to five years inclusive           16,567          16,810           3,373           3,548
In more than five years                      16,173          13,856              14           1,292
---------------------------------      -----------------------------   ----------------------------
                                             34,926          31,073           3,589           5,242
===================================================================================================

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

                         AMVESCAP PLC AND SUBSIDIARIES

22.    Financial Instruments
--------------------------------------------------------------------------------
The interest rate profile of the financial liabilities of the Group on December 31 was:

2001
------------------------------------------------------------------------------------------------------------------
                                                                                  Fixed rate financial liabilities
                                                                               -----------------------------------
                                                                                                          Weighted
                                                                                         Weighted   average period
                                                                                          average        for which
                                            Total   Floating rate     Fixed rate    interest rate    rate is fixed
Currency                             (Pounds)'000    (Pounds)'000   (Pounds)'000                %            Years
------------------------------------------------------------------------------------------------------------------
US dollar                                 769,756         106,919        662,837              6.3              3.4
Sterling                                  129,513         125,828          3,685              5.0              7.7
Euro                                        6,336               -          6,336              6.8              2.0
Canadian dollar                            64,733               -         64,733              6.0              1.6
Japanese yen                                  325               -            325              2.0              1.5
------------------------------------------------------------------------------------------------------------------
                                          970,663         232,747        737,916              6.3              3.2
==================================================================================================================

2000
---------------------------------------------------------------------------------------------------------------
                                                                               Fixed rate financial liabilities
                                                                               --------------------------------
                                                                                                       Weighted
                                                                                       Weighted  average period
                                                                                        average       for which
                                            Total   Floating rate    Fixed rate   interest rate   rate is fixed
Currency                             (Pounds)'000    (Pounds)'000  (Pounds)'000               %           Years
---------------------------------------------------------------------------------------------------------------
US dollar                                 458,679               -       458,679             6.5             3.6
Sterling                                  429,073         429,073             -               -               -
Euro                                       12,454               -        12,454             6.5             2.0
Canadian dollar                            67,115               -        67,115             6.0             4.6
Japanese yen                                  550               -           550             2.0             2.3
---------------------------------------------------------------------------------------------------------------
                                          967,871         429,073       538,798             6.5             3.7
===============================================================================================================

The Group held the following financial assets as of December 31:
--------------------------------------------------------------------
                                           2001                2000
                                   (Pounds)'000        (Pounds)'000
--------------------------      ----------------     ---------------
Cash deposits:
--------------
U.S. dollar                              60,991             131,591
Sterling                                 48,082             118,676
Canadian dollar                          41,148              34,847
Euro                                     15,101              27,353
Japanese yen                              2,920               4,736
Other                                     7,660              10,530

Investments:
------------
U.S. dollar                              35,221              39,692
Sterling                                    191              30,835
Canadian dollar                          13,056              11,668
Euro                                      3,012                  65
Japanese yen                              8,404               3,040
Other                                     2,946               1,929

Sterling treasury bills                   9,150               8,564
Taiwan dollar commercial paper            5,942                   -
--------------------------      ----------------     ---------------
Total                                   253,824             423,526
====================================================================

The cash deposits comprise deposits placed primarily in money market accounts and 7-day deposits. The average interest rate on the treasury bills is 9.1% for both 2001 and 2000, and the average time for which the rate is fixed is 0.9 years (2000: 1.7 years). The average interest rate on the commercial paper is 2.2%, and the average time for which the rate is fixed is 0.05 years.

                         AMVESCAP PLC AND SUBSIDIARIES

Banking and insurance subsidiaries within the Group held (Pounds)261.9 million in financial assets during 2001 (2000: (Pounds)254.4 million), consisting of primarily U.S. dollar and Canadian dollar cash deposits of (Pounds)175.1 million (2000: (Pounds)157.6 million), (Pounds)9.9 million in U.S. dollar treasury bills (2000: (Pounds)4.1 million), (Pounds)2.8 million in Canadian dollar treasury bills (2000: (Pounds)2.7 million), (Pounds)47.1 million in euro fixed interest securities (2000: (Pounds)44.7 million), (Pounds)26.3 million in Canadian dollar fixed interest securities (2000: (Pounds)40.4 million), and (Pounds)0.7 million in other equity securities (2000: (Pounds)4.9 million).
The average interest rate on the treasury bills is 5.9% for 2001 (2000: 6.8%), and the average time for which the rate is fixed is 2.9 years (2000: 5.6 years). The average interest rate on the euro securities is 3.5% (2000: 5.0%), and the average time for which the rate is fixed is 0.1 years for both 2001 and 2000. The average interest rate on the Canadian dollar securities is 6.6% (2000:
7.5%), and the average time for which the rate is fixed is 5.9 years for 2001 (2000: 6.7 years).

The Group has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. There were no material differences between the book value and fair values of financial assets and liabilities at December 31, 2001 and 2000.

23. Information for U.S. Shareholders

Reconciliation to U.S. Accounting Principles
The Group prepares its consolidated accounts in accordance with Generally Accepted Accounting Principles ("GAAP") in the United Kingdom, which differ in certain material respects from U.S. GAAP.

The following is a summary of material adjustments to profit and shareholders' funds which would be required if U.S. Generally Accepted Accounting Principles ("U.S. GAAP'') had been applied instead of U.K. Generally Accepted Accounting Principles ("U.K. GAAP'').

----------------------------------------------------------------------------------------
                                                     2001           2000           1999
                                             (Pounds)'000   (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------
Profit for the financial year (U.K. GAAP)         154,803        300,728        181,484
Acquisition accounting /(a)/                      (35,538)       (65,451)       (76,380)
Taxation /(b)/                                    (40,539)       (57,325)       (15,030)
Other /(e)/                                         1,495          2,758         (2,040)
----------------------------------------------------------------------------------------
Net income (U.S. GAAP)                             80,221        180,710         88,034
----------------------------------------------------------------------------------------
Earnings per share (U.S. GAAP):
 -basic                                                10.0p          26.7p          13.8p
 -diluted                                               9.7p          25.7p          13.2p
Earnings per share before
 goodwill amortization (U.S. GAAP):
 -basic                                                34.8p          44.6p          29.2p
 -diluted                                              33.8p          42.6p          28.0p
=========================================================================================

---------------------------------------------------------------------------------------
                                                                    2001           2000
                                                            (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------
Shareholders' funds (U.K. GAAP)                                2,281,464      2,130,001
Acquisition accounting /(a)/                                     984,436      1,020,052
Treasury stock /(c)/                                            (186,134)      (168,292)
Dividends /(d)/                                                   52,708         47,813
Other /(b,e)/                                                    (20,443)       (10,953)
---------------------------------------------------------------------------------------
Shareholders' equity (U.S. GAAP)                               3,112,031      3,018,621
=======================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

(a) Acquisition Accounting

Under U.K. GAAP, goodwill arising on acquisitions prior to 1998 has been eliminated directly against reserves. Goodwill arising in 1998 and after is capitalized and amortized over a period of 20 years. Integration-related amounts were expensed directly to the profit and loss account.

Under U.S. GAAP, the acquisitions of Pell Rudman, Grand Pacific, and Parkes occurred after the adoption of Statement of Financial Accounting Standards
(SFAS) 141, "Business Combinations." SFAS 141 requires that goodwill and indefinite-lived intangibles not be amortized on acquisitions that occurred after July 1, 2001. Accordingly, we have preliminarily allocated the excess purchase price to non-amortizable goodwill for these three acquisitions under U.S. GAAP. SFAS 142, "Goodwill and Other Intangible Assets," will be adopted as of January 1, 2002, requiring that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment annually. Definite-lived intangible assets will continue to be amortized over their estimated useful lives. The impact of adopting SFAS 142 is currently being evaluated. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year paid.

(b)  Taxation

The taxation adjustment primarily relates to differences in the financial statement treatments of stock option deductions under U.K. and U.S. GAAP. Under U.K. GAAP, current tax expense is reduced by the tax benefit of the stock option deduction. Under U.S. GAAP, the tax benefit is written off directly to equity. In addition, certain exceptional costs are not included in U.S. GAAP book income until incurred, and therefore the associated tax benefit has been removed from the U.S. GAAP tax expense.

The adoption of FRS 19 for U.K. GAAP significantly reduces the differences in the recognition of deferred tax assets under U.K. and U.S. GAAP. The differences are limited to certain intangibles that are treated as deferred tax items for U.S. GAAP that are permanent items under U.K. GAAP. In addition, certain exceptional costs are not included in U.S. GAAP book income until incurred and therefore the associated deferred tax asset has been removed from the U.S. GAAP balance sheet. The cumulative effect of the adoption of FRS 19 on years prior to 2001 has been reflected in the shareholder's equity deferred taxation adjustment.

(c)  Treasury Stock

Under U.K. GAAP, shares held by the ESOT are reflected as investments. Additionally, the trust related to the Global Stock Plan is not consolidated with the Group. Under U.S. GAAP, shares held by the ESOT and the Global Stock Plan trust are reflected as treasury stock.

(d)  Dividends

Under U.K. GAAP, ordinary dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under U.S. GAAP, dividends are not recorded until formally approved.

(e)  Other

Other adjustments include accounting differences relating to pension costs, interval fund amortization, and loans of employee stock ownership plans.

                         AMVESCAP PLC AND SUBSIDIARIES


24.  Guarantor Condensed Consolidating Financial Statements

     The 6.375% senior notes due 2003 and 6.6% senior notes due 2005, which were issued in connection with the GT Global acquisition, and which have an aggregate principal amount of $650 million, and the 5.9% senior notes due 2007, which have an aggregate principal amount of $300 million, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: AIM Management Group, Inc., AIM Advisors, Inc., INVESCO North American Holdings, Inc., and INVESCO Institutional (N.A.), Inc. (the "Guarantors").

     Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 2001, 2000, and 1999. Prior year disclosures have been restated to reflect the internal reorganization of INVESCO Institutional (N.A.), Inc., which occurred at the beginning of 2000.


Condensed Consolidating Balance Sheet and Reconciliation of Shareholders' Funds from U.K. to U.S. GAAP

-------------------------------------------------------------------------------------------------------------------------
2001                                                                                          Consolidated
                                           Guarantor   Non-guarantor     AMVESCAP PLC          elimination   Consolidated
                                        subsidiaries    subsidiaries   parent company              entries          total
                                        (Pounds)'000    (Pounds)'000     (Pounds)'000         (Pounds)'000   (Pounds)'000
-------------------------------------------------------------------------------------------------------------------------
Fixed assets                                 920,524       4,139,632        2,608,896           (4,599,987)     3,069,065
Current assets                                91,818         682,427           11,220                    -        785,465
Creditors: amounts falling
 due within one year                        (110,023)       (354,643)        (176,138)                   -       (640,804)
Intercompany balances                       (197,468)        (25,567)         223,035                    -              -
Banking and insurance activities                   -          84,093                -                    -         84,093
Creditors: amounts falling
 due after more than one year                 21,002        (218,211)        (819,146)                   -     (1,016,355)
-------------------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                     725,853       4,307,731        1,847,867           (4,599,987)     2,281,464
=========================================================================================================================

Capital and reserves
Called up share capital                        2,849         802,594          196,037             (805,443)       196,037
Share premium account                        830,814       1,628,791        1,619,879           (2,459,605)     1,619,879
Exchangeable shares                                -         433,597                -                    -        433,597
Profit and loss account                      371,264         630,699          685,884           (1,001,963)       685,884
Other reserves                              (479,074)        812,050         (653,933)            (332,976)      (653,933)
-------------------------------------------------------------------------------------------------------------------------
Shareholders' funds under
 UK GAAP                                     725,853       4,307,731        1,847,867           (4,599,987)     2,281,464
=========================================================================================================================

Reconciliation to US
 accounting principles
US GAAP adjustments:
Acquisition accounting                       948,335         527,336         (167,185)            (324,050)       984,436
Treasury stock                                     -               -         (186,134)                   -       (186,134)
Dividends                                          -           2,568           50,140                    -         52,708
Other                                        (11,429)         (9,014)         (20,443)              20,443        (20,443)
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under
  US GAAP                                  1,662,759       4,828,621        1,524,245           (4,903,594)     3,112,031
=========================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------------
2000                                                            Non-                          Consolidated
                                           Guarantor       guarantor     AMVESCAP PLC          elimination   Consolidated
                                        subsidiaries    subsidiaries   parent company              entries          total
                                        (Pounds)'000    (Pounds)'000     (Pounds)'000         (Pounds)'000   (Pounds)'000
-------------------------------------------------------------------------------------------------------------------------
Fixed assets                                 592,457       3,091,031        2,421,889           (3,383,385)     2,721,992
Current assets                               181,283         873,053           55,653                    -      1,109,989
Creditors: amounts falling                  (127,629)       (549,450)         (82,344)                   -       (759,423)
 due within one year
Intercompany balances                       (131,949)        (12,275)         144,224                    -              -
Banking and insurance activities                   -          75,166                -                    -         75,166
Creditors: amounts falling
 due after more than one year                 (7,663)       (123,486)        (886,574)                   -     (1,017,723)
-------------------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                     506,499       3,354,039        1,652,848           (3,383,385)     2,130,001
=========================================================================================================================

Capital and reserves
Called up share capital                        2,823         782,674          192,759             (785,497)       192,759
Share premium account                        627,850         539,052        1,488,933           (1,166,902)     1,488,933
Exchangeable shares                                -         477,153                -                    -        477,153
Profit and loss account                      347,975         748,083          620,341           (1,096,058)       620,341
Other reserves                              (472,149)        807,077         (649,185)            (334,928)      (649,185)
-------------------------------------------------------------------------------------------------------------------------
Shareholders' funds under
 UK GAAP                                     506,499       3,354,039        1,652,848           (3,383,385)     2,130,001
=========================================================================================================================

Reconciliation to US
 accounting principles
US GAAP adjustments:
Acquisition accounting                       996,586       1,173,697         (131,569)          (1,018,662)     1,020,052
Treasury stock                                     -               -         (168,292)                   -       (168,292)
Dividends                                          -           2,614           45,199                    -         47,813
Other                                        (13,288)          2,335          (10,953)              10,953        (10,953)
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under
  US GAAP                                  1,489,797       4,532,685        1,387,233           (4,391,094)     3,018,621
=========================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES


Condensed Consolidating Statement of Profit and loss and Reconciliation of net Income from U.K. to U.S. GAAP

----------------------------------------------------------------------------------------------------------------
                                                             Non-                    Consolidated
2001                                 Guarantor          guarantor     AMVESCAP PLC    elimination   Consolidated
                                     subsidiaries    subsidiaries   parent company        entries          total
                                     (Pounds)'000    (Pounds)'000     (Pounds)'000   (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------
Revenues                                  635,169         984,678                -              -      1,619,847
Operating expenses                       (355,920)       (739,252)          (1,315)             -     (1,096,487)
----------------------------------------------------------------------------------------------------------------
Operating profit                          279,249         245,426           (1,315)             -        523,360
Other net income/(expense)               (100,156)       (132,179)         (10,587)             -       (242,922)
----------------------------------------------------------------------------------------------------------------
Profit before taxation                    179,093         113,247          (11,902)             -        280,438

Taxation                                  (42,918)        (77,488)          (5,229)             -       (125,635)
----------------------------------------------------------------------------------------------------------------
Profit for the financial year             136,175          35,759          (17,131)             -        154,803
Share of profits of
 Subsidiaries                              76,223         136,175          171,934       (384,332)             -
----------------------------------------------------------------------------------------------------------------
Net income under UK
 GAAP, (equity method)                    212,398         171,934          154,803       (384,332)       154,803
Reconciliation to US
 Accounting principles
US GAAP adjustments:

Acquisition accounting                      8,935         (44,473)         (35,538)                      (35,538)
Taxation                                  (24,063)        (16,476)         (40,539)                      (40,539)
Other                                       1,495               -            1,495                         1,495
----------------------------------------------------------------------------------------------------------------
Net income under US GAAP                  198,765         110,985           80,221                        80,221
================================================================================================================
----------------------------------------------------------------------------------------------------------------
                                                             Non-                    Consolidated
2000                                    Guarantor       guarantor     AMVESCAP PLC    elimination   Consolidated
                                     subsidiaries    subsidiaries   parent company        entries          total
                                     (Pounds)'000    (Pounds)'000     (Pounds)'000   (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------
Revenues                                  747,903         880,759                -              -      1,628,662
Operating expenses                       (375,037)       (666,119)           1,405              -     (1,039,751)
----------------------------------------------------------------------------------------------------------------
Operating profit                          372,866         214,640            1,405              -        588,911
Other net income/(expense)                (70,594)        (80,605)           8,521              -       (142,678)
----------------------------------------------------------------------------------------------------------------
Profit before taxation                    302,272         134,035            9,926              -        446,233

Taxation                                  (84,202)        (57,205)          (4,098)             -       (145,505)
----------------------------------------------------------------------------------------------------------------
Profit for the financial year             218,070          76,830            5,828              -        300,728
Share of profits of
 Subsidiaries                              94,105         218,070          294,900       (607,075)             -
----------------------------------------------------------------------------------------------------------------
Net income under UK
 GAAP, (equity method)                    312,175         294,900          300,728       (607,075)       300,728
Reconciliation to US
 Accounting principles
US GAAP adjustments:
Acquisition accounting                     (7,974)        (57,477)         (65,451)                      (65,451)
Taxation                                  (41,355)        (15,970)         (57,325)                      (57,325)
Other                                       2,758               -            2,758                         2,758
----------------------------------------------------------------------------------------------------------------
Net income under US GAAP                  265,604         221,453          180,710                       180,710
================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------
1999                                                         Non-                    Consolidated
                                        Guarantor       guarantor    AMVESCAP PLC     elimination   Consolidated
                                     subsidiaries    subsidiaries   parent company        entries          total
                                     (Pounds)'000    (Pounds)'000    (Pounds)'000    (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------
Revenues                                  538,188         534,162                -              -      1,072,350
Operating expenses                       (269,195)       (449,032)          (1,410)             -       (719,637)
----------------------------------------------------------------------------------------------------------------
Operating profit                          268,993          85,130           (1,410)             -        352,713
Other net income/(expense)                (55,555)        (20,745)           6,629              -        (69,671)
----------------------------------------------------------------------------------------------------------------
Profit before taxation                    213,438          64,385            5,219              -        283,042
Taxation                                  (76,423)        (23,278)          (1,857)             -       (101,558)
----------------------------------------------------------------------------------------------------------------
Profit for the financial year             137,015          41,107            3,362              -        181,484
Share of profits of
 subsidiaries                              50,411         137,015          178,122       (365,548)             -
----------------------------------------------------------------------------------------------------------------
Net income under UK
 GAAP, (equity method)                    187,426         178,122          181,484       (365,548)       181,484
Reconciliation to US
 accounting principles
US GAAP adjustments:
Acquisition accounting                     (7,480)        (68,900)         (76,380)                      (76,380)
Taxation                                   (6,758)         (8,272)         (15,030)                      (15,030)
Other                                      (2,040)              -           (2,040)                       (2,040)
----------------------------------------------------------------------------------------------------------------
Net income under US GAAP                  171,148         100,950           88,034                        88,034
================================================================================================================

                         AMVESCAP PLC AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows

--------------------------------------------------------------------------------------------------------------------
2001                                                             Non-                    Consolidated
                                            Guarantor       guarantor     AMVESCAP PLC    elimination   Consolidated
                                         subsidiaries    subsidiaries   parent company        entries          total
                                         (Pounds)'000    (Pounds)'000     (Pounds)'000   (Pounds)'000   (Pounds)'000
--------------------------------------------------------------------------------------------------------------------
Net cash inflow from
   operating activities                       355,584         255,222          (79,288)             -        531,518
Banking and insurance activities                    -          18,346                -              -         18,346
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                       (34,688)        185,538          108,084       (307,040)       (48,106)
Taxation                                     (105,319)        (57,231)          (4,481)             -       (167,031)
Net cash (outflow)/inflow from
   capital expenditure and
   financial  investment                      (17,054)        (62,588)          (5,436)             -        (85,078)
Acquisitions and disposals                          -               -         (311,441)             -       (311,441)
Dividends paid                               (188,286)       (120,550)         (82,569)       307,040        (84,365)
Net cash (outflow)/inflow from
   financing                                   (5,217)       (319,039)         341,037              -         16,781
Change in bank overdrafts                           -          (2,040)               -              -         (2,040)
Change in cash equivalents                     (4,349)         64,476           37,960              -         98,087
--------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                       671         (37,866)           3,866              -        (33,329)
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
2000                                                             Non-                    Consolidated
                                            Guarantor       guarantor     AMVESCAP PLC    elimination   Consolidated
                                         subsidiaries    subsidiaries   parent company        entries          total
                                         (Pounds)'000    (Pounds)'000     (Pounds)'000   (Pounds)'000   (Pounds)'000
--------------------------------------------------------------------------------------------------------------------
Net cash inflow from
   operating activities                       306,422         165,095          113,694              -        585,211
Banking and insurance activities                    -          49,026                -              -         49,026
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                       (42,705)        124,103           82,736       (198,164)       (34,030)
Taxation                                     (123,907)         (7,145)          10,449              -       (120,603)
Net cash (outflow)/inflow from
   capital expenditure and
   financial  investment                      (37,593)        (47,392)           7,147              -        (77,838)
Acquisitions and disposals                          -               -         (182,595)             -       (182,595)
Dividends paid                               (128,688)        (69,476)         (63,558)       198,164        (63,558)
Net cash (outflow)/inflow from
   financing                                     (275)          8,216           67,865              -         75,806
Change in bank overdrafts                           -          (8,253)               -              -         (8,253)
Change in cash equivalents                     20,664         (99,599)         (41,062)             -       (119,997)
--------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                    (6,082)        114,575           (5,324)             -        103,169
====================================================================================================================

-------------------------------------------------------------------------------------------------------------------
1999                                                             Non-                   Consolidated
                                         Guarantor          guarantor    AMVESCAP PLC    elimination   Consolidated
                                        subsidiaries     subsidiaries  parent company        entries          total
                                        (Pounds)'000     (Pounds)'000    (Pounds)'000    (Pounds)'000   (Pounds)'000
--------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from
   operating activities                       284,262         (58,351)         132,464              -        358,375
Banking and insurance activities                    -           2,590                -              -          2,590
Net cash (outflow)/inflow from
   returns on investments and
   servicing of finance                       (34,440)        151,201           45,644       (194,161)       (31,756)
Taxation                                      (71,569)         22,399           (6,914)             -        (56,084)
Net cash (outflow)/inflow from
   capital expenditure and
   financial  investment                      (31,628)         45,012          (59,483)             -        (46,099)
Dividends paid                               (150,666)        (43,495)         (54,394)       194,161        (54,394)
Net cash outflow from
   financing                                     (257)        (54,126)         (52,361)             -       (106,744)
Change in bank overdrafts                           -          24,529                -              -         24,529
Change in cash equivalents                      4,794           3,304                -              -          8,098
--------------------------------------------------------------------------------------------------------------------
Increase in cash                                  496          93,063            4,956              -         98,515
====================================================================================================================