Form 20-F
period 2002-12-31
AMVESCAP PLC/LONDON/
filed 2003-03-27
CIK 914208

United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-13908

                                  AMVESCAP PLC
             (Exact name of Registrant as specified in its charter)

                                     England
                 (Jurisdiction of incorporation or organization)

              30 Finsbury Square, London, EC2A 1AG, United Kingdom
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange on
Title of each class                                       which registered
-------------------                                       ----------------
American Depositary Shares each                       New York Stock Exchange
representing 2 Ordinary Shares of 25
pence par value per share

Ordinary Shares of 25 pence par value per share       London Stock Exchange
                                                      SBF--Paris Bourse
                                                      New York Stock Exchange(1)

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of shares outstanding of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report.

                                                         Outstanding at
Class                                                  December 31, 2002
-----                                                  -----------------
Ordinary Shares                                           794,456,221 (2)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES |X| NO |_|

Indicate by check mark which financial statement item the registrant has elected to follow.
|X|Item 17 |_| Item 18

---------------
(1) Listed not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares' primary trading market is the London Stock Exchange.
(2) Includes Ordinary Shares represented by outstanding American Depositary Shares.


                                TABLE OF CONTENTS

PART I.........................................................................................................................1

Cautionary Statements Concerning Forward-Looking Statements....................................................................1

Item 1.  Identity of Directors, Senior Management and Advisers.................................................................1

Item 2.  Offer Statistics and Expected Timetable...............................................................................1

Item 3.  Key Information.......................................................................................................2
         Selected Financial Data...............................................................................................2
         Dividends.............................................................................................................3
         Market for Our Securities.............................................................................................4
         Exchange Rates........................................................................................................4
         Financial Statements and Reports......................................................................................5
         Risk Factors..........................................................................................................6

Item 4.  Information on the Company............................................................................................8
         History and Development of AMVESCAP...................................................................................8
         Business Overview.....................................................................................................8
         Operating Groups.....................................................................................................10
               AIM............................................................................................................10
               INVESCO........................................................................................................10
               INVESCO Retirement.............................................................................................11
               Private Wealth Management......................................................................................12
         Our Business Strategy................................................................................................12
               Globalization..................................................................................................12
               Diverse Product Offerings......................................................................................12
               Multiple Distribution Channels.................................................................................12
               Alignment of Interests of Employees and Shareholders...........................................................12
         Competition..........................................................................................................13
         Management Contracts.................................................................................................13
         Government Regulations...............................................................................................13
         Our Organizational Structure.........................................................................................14
         Property.............................................................................................................14

Item 5.  Operating and Financial Review and Prospects.........................................................................14
         General..............................................................................................................14
         Summary of Differences Between U.K. GAAP and U.S. GAAP...............................................................14
         Critical Accounting Policies.........................................................................................15
               Revenue Recognition............................................................................................15
               Goodwill.......................................................................................................15
               Investments....................................................................................................15
               Deferred sales commissions.....................................................................................15
               Exceptional Items..............................................................................................15
         Results of Operations................................................................................................16
         2002 Compared to 2001................................................................................................18
               Assets Under Management........................................................................................18
               Operating Results..............................................................................................18
               Managed Products...............................................................................................19
               INVESCO Institutional..........................................................................................19
               INVESCO Global.................................................................................................20
               INVESCO Retirement.............................................................................................20
               Private Wealth Management......................................................................................20
               New Business Expense...........................................................................................21
               Corporate......................................................................................................21
               Other Income/Expense...........................................................................................21
               Taxation.......................................................................................................21
         2001 Compared to 2000................................................................................................21

               Assets Under Management........................................................................................21
               Operating Results..............................................................................................21
               Managed Products...............................................................................................22
               INVESCO Institutional..........................................................................................22
               INVESCO Global.................................................................................................23
               INVESCO Retirement.............................................................................................23
               Private Wealth Management......................................................................................24
               New Business Expense...........................................................................................24
               Corporate......................................................................................................24
               Other Income/Expense...........................................................................................24
               Taxation.......................................................................................................24
         Liquidity and Capital Resources......................................................................................24
         Dividends............................................................................................................25

Item 6.  Directors, Senior Management and Employees...........................................................................26
         Directors and Senior Management......................................................................................26
         Compensation of Directors and Senior Management......................................................................29
               Salary, Bonus and Other Benefits...............................................................................30
               Option Grants..................................................................................................31
               Pension Rights.................................................................................................31
               AMVESCAP Global Stock Plan.....................................................................................31
               INVESCO Employee Stock Ownership Plan..........................................................................32
               AMVESCAP Executive Share Option Schemes........................................................................32
         Board Practices......................................................................................................32
         Employees............................................................................................................33
         Share Ownership......................................................................................................34
               Ownership of Ordinary Shares...................................................................................34
               Options to Purchase Securities from AMVESCAP...................................................................35
               Employee Ownership Opportunities...............................................................................37

Item 7.  Major Shareholders and Related Party Transactions....................................................................37
         Major Shareholders...................................................................................................37
         Related Party Transactions...........................................................................................38

Item 8.  Financial Information................................................................................................38
         Consolidated Statements and Other Financial Information..............................................................38
         Legal Proceedings....................................................................................................38
         Dividend Distributions...............................................................................................38
         Significant Changes in Financial Information.........................................................................38

Item 9.  The Offer and Listing................................................................................................38
         Nature of Trading Market and Price History...........................................................................38

Item 10. Additional Information...............................................................................................39
         Memorandum and Articles of Association...............................................................................39
               Directors......................................................................................................39
               Rights attaching to our shares.................................................................................40
               Dividends and entitlement in the event of liquidation to any surplus...........................................40
         Material Contracts...................................................................................................40
         Exchange Controls....................................................................................................44
         Taxation.............................................................................................................44

Item 11. Quantitative and Qualitative Disclosures About Market Risk...........................................................46

Item 12. Description of Securities Other than Equity Securities...............................................................46

PART II.......................................................................................................................46

Item 13. Defaults, Dividend Arrearages and Delinquencies......................................................................46

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.........................................46

Item 15. Controls and Procedures..............................................................................................46

Item 16. [Reserved]...........................................................................................................46

PART III......................................................................................................................46

Item 17. Financial Statements.................................................................................................46

Item 18. Financial Statements.................................................................................................47

Item 19. Exhibits.............................................................................................................47

SIGNATURES....................................................................................................................50

                                     PART I

           Cautionary Statements Concerning Forward-Looking Statements

     We believe it is important to communicate our future expectations to our shareholders and to the public. This report includes, and documents incorporated by reference herein and public filings and oral and written statements by us and our management may include, statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business, general economic conditions and statements that, in each case, are preceded by, followed by, or include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "could," "should," "would" or similar expressions.

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

     The following important factors, and other important factors described elsewhere in this report or in our other filings with the Securities and Exchange Commission, among others, could cause our results to differ from any results that we may project, forecast or estimate in any such forward-looking statements: (1) variations in demand for our investment products; (2) significant changes in net cash flows into or out of our business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed;
(7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation; (9) exchange rate fluctuations;
(10) the effect of economic conditions and interest rates on a U.K., U.S. or international basis; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; and (17) the effect of system delays and interruptions on our operations.


Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.


Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The following tables present selected consolidated financial information of AMVESCAP as of and for each of the five fiscal years ended December 31, 2002. The financial statement information as of and for each of the years in the five-year period ended December 31, 2002 has been derived from our audited Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects" and Note 23 to the Consolidated Financial Statements, below. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and "Item 5. Operating and Financial Review and Prospects," below.

                                                                              Year Ended December 31, (1)
                                                                              ---------------------------
                                                       2002 (2)                    2002             2001          2000 (3)
                                                       --------                    ----             ----          --------
                                                                         (In thousands, except per share data)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
   Revenues......................................     $2,165,873       (pound)1,345,263 (pound)1,619,847  (pound)1,628,662
   Operating profit before goodwill amortization and
      exceptional items..........................        590,749                366,925          523,360           588,911
   Operating profit..............................        238,702                148,262          325,886           480,690
   Profit before taxation........................        164,647                102,265          280,438           446,233
   Profit after taxation.........................         27,198                 16,893          154,803           300,728
   Earnings per share before goodwill amortization and
       exceptional items:
      Basic......................................                                 27.5p            41.2p             57.5p
      Diluted....................................                                 27.2p            40.0p             54.7p
   Earnings per share:
      Basic......................................                                  2.1p            19.2p             44.4p
      Diluted....................................                                  2.1p            18.6p             42.3p
Amounts in accordance with U.S. GAAP:
   Net income....................................        260,604                161,866           80,221           180,710
   Earnings per share:
        Basic....................................                                 20.0p            10.0p             26.7p
        Diluted..................................                                 19.8p             9.7p             25.7p

                                                              1999 (3)        1998 (3)
                                                              --------        --------
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
   Revenues......................................     (pound)1,072,350  (pound)802,172
   Operating profit before goodwill amortization and
      exceptional items..........................              352,713         257,316
   Operating profit..............................              315,959         187,495
   Profit before taxation........................              283,042         161,478
   Profit after taxation.........................              181,484          99,848
   Earnings per share before goodwill amortization and
       exceptional items:
      Basic......................................                34.1p           26.9p
      Diluted....................................                32.7p           25.2p
   Earnings per share:
      Basic......................................                28.4p           16.6p
      Diluted....................................                27.2p           15.6p
Amounts in accordance with U.S. GAAP:
   Net income....................................               88,034          44,251
   Earnings per share:
        Basic....................................                13.8p            7.4p
        Diluted..................................                13.2p            7.0p


                                                                                 As of December 31, (1)
                                                                                 ----------------------
                                                         2002 (2)               2002              2001          2000 (3)
                                                         --------               ----              ----          --------
                                                                                     (In thousands)
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
       Net current assets (4).......................     $16,982       (pound)10,548    (pound)163,817    (pound)417,150
       Goodwill (4).................................   4,093,113           2,542,306         2,696,045         2,375,542
       Total assets (4).............................   6,661,579           4,137,627         4,448,895         4,322,679
       Current maturities of debt...................     357,563             222,089           125,828             6,839
       Long-term debt, excluding current maturities.     958,916             595,600           844,285           960,023
       Capital and reserves.........................   3,676,416           2,283,488         2,281,464         2,130,001
Amounts in accordance with U.S. GAAP:
       Goodwill (4).................................   5,718,103           3,551,617         3,647,633         3,389,084
       Total assets (4).............................   8,073,311           5,014,479         5,308,748         5,253,384
       Capital and reserves.........................   5,165,258           3,208,235         3,112,031         3,018,621

                                                             1999 (3)           1998 (3)
                                                             --------           --------
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
       Net current assets (4).......................   (pound)234,157     (pound)142,375
       Goodwill (4).................................          664,135            711,795
       Total assets (4).............................        1,841,523          1,625,086
       Current maturities of debt...................               --              7,195
       Long-term debt, excluding current maturities.          659,120            686,010
       Capital and reserves.........................          451,384            345,241
Amounts in accordance with U.S. GAAP:
       Goodwill (4).................................        1,650,515          1,711,396
       Total assets (4).............................        2,737,487          2,523,470
       Capital and reserves.........................        1,337,312          1,255,106






                                                                                    Year Ended December 31, (1)
                                                                                    ---------------------------
                                                                    2002 (2)              2002            2001            2000
                                                                    --------              ----            ----            ----
                                                                                          (In thousands)
Other Data:
Amounts in accordance with U.K. GAAP:
   Cash provided by operations (4)..........................        $686,694    (pound)426,518  (pound)543,233  (pound)675,825
   EBITDA (5)...............................................         698,286           433,718         603,418         659,665
Amounts in accordance with U.S. GAAP:
   EBITDA (5)...............................................         686,097           426,147         604,913         662,422
Dividends per share (pence).................................                              11.5              11              10

                                                                        1999              1998
                                                                        ----              ----
Other Data:
Amounts in accordance with U.K. GAAP:
   Cash provided by operations (4)..........................  (pound)366,047    (pound)159,861
   EBITDA (5)...............................................         431,063           309,459
Amounts in accordance with U.S. GAAP:
   EBITDA (5)...............................................         414,634           281,112
Dividends per share (pence).................................               9                 8

                                                                                          As of December 31, (1)
                                                                                          ----------------------
                                                                               2002       2001         2000       1999       1998
                                                                               ----       ----         ----       ----       ----
                                                                                                    (In billions)
Total assets under management........................................        $332.6     $397.9       $402.6     $357.4     $275.4

--------------
(1) Includes financial data attributable to acquired businesses from the respective dates of purchase. See "Item 5: Operating and Financial Review and Prospects," below.
(2) For the convenience of the reader, we have translated pounds sterling as of and for the fiscal year ended December 31, 2002 into U.S. dollars using the Noon Buying Rate, which is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2002 of $1.61 per (pound)1.00. We did not use Noon Buying Rates in the preparation of our Consolidated Financial Statements. The rates that we used in the preparation of our Consolidated Financial Statements for the fiscal year ended December 31, 2002 were $1.50 per (pound)1.00 for profit and loss statement items, which was the average prevailing exchange rate during the year, and $1.60 per (pound)1.00 for balance sheet items, which was the rate prevailing at December 31, 2002. For a discussion of the effects of currency fluctuations on our combined results of operations and combined financial position, see "Risk Factors" and "Item 5: Operating and Financial Review and Prospects," below.
(3) Restated for the impact of adopting FRS 19, "Deferred Tax." The U.K. Accounting Standards Board issued FRS 19, which requires companies to change their method of computing deferred taxes. We adopted this new statement in 2001, including a restatement of prior years' profit and loss account and balance sheet.
(4) Certain prior year amounts have been reclassified to conform to the current year presentation of banking and insurance subsidiaries.
(5) EBITDA consists of earnings before taxation and exceptional items and excluding interest expense, depreciation and amortization charges. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP) as an indicator of our operating performance, as cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP) as a measure of liquidity, or as any other measure of operating performance determined in accordance with U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies.

Dividends

     Our practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of our Board of Directors, and the final dividend is payable after approval of such dividend by our shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration, payment and amount of any future dividends will be recommended by our Board of Directors and will depend upon, among other factors, our earnings, financial condition and capital requirements at the time such declaration and payment are considered. See "Item 10. Additional Information," below, for further discussion of our dividend policy and taxes applicable to dividends. See "Item 5. Operating and Financial Review and Prospects," and Note 15 to our Consolidated Financial Statements, below, for a discussion of restrictions on our ability to declare dividends.

     The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated, translated into U.S. cents per American Depositary Share:

                                                                          U.S. Cents per American
 Year Ended                     Pence per Ordinary Share                     Depositary Share(1)
                                ------------------------                     -------------------
December 31,              Interim        Final          Total        Interim        Final         Total
------------              -------        -----          -----        -------        -----         -----
   1998                      3.00          5.00           8.00         10.11         15.69         25.79
   1999                      3.50          5.50           9.00         11.55         17.17         28.72
   2000                      4.00          6.00          10.00         11.55         17.19         28.74
   2001                      4.50          6.50          11.00         13.32         19.01         32.33
   2002                      5.00          6.50(2)       11.50(2)      15.69              (3)          (3)

--------------
(1) Based on Noon Buying Rates in effect at the respective payment dates, and adjusted to reflect the one-for-two adjustment to the Ordinary Share per American Depositary Share ratio in April 1998, and the change in the Ordinary Share per American Depositary Share ratio from five-for-one to two-for-one on November 8, 2000.
(2) Subject to approval of the final dividend by the shareholders at the Annual General Meeting to be held on April 30, 2003.
(3) If approved, the final dividend will be paid on May 2, 2003. Therefore, no currency translation can yet be made.

Market for Our Securities

     Our Ordinary Shares are listed for trading on the London Stock Exchange and SBF--Paris Bourse. Our Ordinary Shares also trade under the symbol "AVZ" on the Frankfurt Stock Exchange. Our American Depositary Shares are listed for trading on the New York Stock Exchange under the symbol "AVZ." Each of our American Depositary Shares represents two Ordinary Shares or the right to receive two Ordinary Shares deposited with The Bank of New York (the "Depositary"). The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. We also have Exchangeable Shares and Equity Subordinated Debentures, both of which were issued by one of our subsidiaries and are listed for trading on The Toronto Stock Exchange. Voting rights of holders of Exchangeable Shares and descriptions of Exchangeable Shares and Equity Subordinated Debentures are set forth in "Item 10. Additional Information--Memorandum and Articles of Association--Rights attaching to our shares," below. Our 6.375% Senior Notes due 2003, our 6.600% Senior Notes due 2005 and our 5.900% Senior Notes due 2007 are listed on the Luxembourg Stock Exchange. We have applied to list our 5.375% Senior Notes due 2013 on the Luxembourg Stock Exchange.

Exchange Rates

     We publish our Consolidated Financial Statements in pounds sterling. References in this report to "U.S. dollars," "$" or "cents" are to United States currency and references to "pounds sterling," "(pound)," "pence" or "p" are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on our results is contained in "Risk Factors" and "Item 5. Operating and Financial Review and Prospects," below.

     Cash dividends on Ordinary Shares are declared and paid in pounds sterling but are paid at a date subsequent to their declaration. Therefore, holders of our American Depositary Shares are exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by the Depositary for distribution to holders of American Depositary Shares. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of our Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange.

     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (pound)1.00. On March 25, 2003, the Noon Buying Rate was $1.57 per (pound)1.00. These translations are not representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. We do not use such rates in the preparation of our Consolidated Financial Statements.

                                 EXCHANGE RATES
                                 --------------
Year ended December 31,      Year end      Average(1)    High       Low
-----------------------      --------      ----------    ----       ---
       1998                   1.66            1.66       1.71       1.61
       1999                   1.62            1.62       1.68       1.55
       2000                   1.49            1.51       1.65       1.40
       2001                   1.45            1.44       1.50       1.37
       2002                   1.61            1.50       1.61       1.41
--------------
(1) The average of the exchange rates on the last trading day of each month during the relevant period.

            Month                           High                 Low
            -----                           ----                 ---
         February 2003                      1.65                1.57
         January 2003                       1.65                1.60
         December 2002                      1.61                1.56
         November 2002                      1.59                1.54
         October 2002                       1.57                1.54
         September 2002                     1.57                1.53


Financial Statements and Reports

     This report contains our consolidated balance sheets as of December 31, 2002 and 2001 and consolidated statements of profit and loss, total recognized gains and losses, shareholders' funds and cash flows for the years ended December 31, 2002, 2001 and 2000. The Consolidated Financial Statements and other financial information concerning us included in this Form 20-F and in our annual and semi-annual reports are presented in conformity with U.K. GAAP. U.K. GAAP as applied to us differs in certain important respects from U.S. GAAP. A description of the principal differences between U.K. GAAP and U.S. GAAP and a reconciliation to U.S. GAAP net income and shareholders' equity are contained in the notes to the Consolidated Financial Statements.

     We furnish the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with U.K. GAAP and an opinion on the Consolidated Financial Statements by our independent auditors. We also furnish the Depositary with semi-annual reports containing unaudited interim consolidated financial information prepared in accordance with U.K. GAAP. The Depositary arranges for the mailing of our reports to all record holders of American Depositary Shares. In addition, we furnish the Depositary with copies of all notices of shareholders' meetings and other reports and communications that are distributed generally to our shareholders, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of American Depositary Shares. We currently are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the form and content of proxy statements.

     The financial information concerning us contained in this Form 20-F does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended) of Great Britain. Statutory accounts of our company in respect of the financial years ended December 31, 2002, 2001 and 2000 have been delivered to the Registrar of Companies for England and Wales. In respect of each of those statutory accounts, our auditors have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act.

Risk Factors

     Adverse changes in market conditions and investment performance could result in a reduction in the assets under our management and the shift of client investments toward lower fee accounts, which would reduce the investment management fees we earn and could cause the carrying value of goodwill and certain investment balances on the balance sheet to become impaired.

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

     Investment management contracts are generally terminable upon 30 or fewer days' notice. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. The loss of a significant number of our clients would adversely affect our revenues and profitability. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreased revenues to us. Failure of our funds to perform well could, therefore, have a material adverse effect on us.

     The world economy experienced a marked slowdown in 2001 and 2002 that significantly and adversely affected stock prices generally. A continuation or worsening of the current economic slowdown, regardless of the causes, could continue to have an adverse impact on our investment management fees and results of operations, as well as our ability to raise capital and to continue to grow our business. Impairment reviews of the book values of goodwill and investments are performed annually. Should valuations be deemed to be impaired, a write down of the related asset would occur, adversely impacting our results of operations for the period.

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

     The investment management business is highly competitive, and we compete based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries.

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

     In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, has also resulted in increased competition. Finally, the independent financial intermediaries who distribute certain of our products also distribute numerous competing products, including products sponsored by the firms that employ those financial intermediaries.

     We operate in a highly regulated industry, and any changes in the regulations governing our business could, for example, reduce the number and types of products we can offer or the management fees we can charge our clients, either of which would decrease our revenues and profitability.

     As with all investment management companies, our operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities and the activities of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures on our employees or us. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us. To the extent that existing regulations are amended or future regulations are adopted that affect the sale, or increase the redemptions, of our products and services or the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

     Our substantial indebtedness could adversely affect our financial position.

     We have a significant amount of indebtedness. As of December 31, 2002, we had outstanding total debt of (pound)817.7 million, net debt of (pound)652.5 million and shareholders' funds of (pound)2.3 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Any or all of the above factors could materially adversely affect our financial position.

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

Item 4. Information on the Company

History and Development of AMVESCAP

     We were incorporated as a U.K. company on December 19, 1935 under the laws of England. Our principal executive offices are located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom, and our telephone number is 011-44-207-638-0731. We have a home page on the Internet at http://www.amvescap.com. Information contained in our home page shall not be deemed to be part of this Form 20-F.

     Effective January 1, 2003, we have realigned several of our business units into two new divisions under our AIM and INVESCO brands. The new AIM division includes our AIM Investments ("AIM") business unit in the U.S. and our AIM Trimark Investments ("AIM Trimark") business unit in Canada. The new INVESCO division includes the INVESCO Funds Group, Inc. ("INVESCO Funds Group") and INVESCO Institutional business units in the U.S. and the INVESCO Global business unit outside of North America. INVESCO Retirement will be renamed AMVESCAP Retirement effective April 1, 2003. We have made no changes to Private Wealth Management as a result of the realignment.

     During the fiscal years ended December 31, 2002, 2001 and 2000, our capital expenditures were (pound)59.3 million, (pound)79.2 million and (pound)62.5 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. In 2002, we capitalized as leasehold improvements certain costs associated with our move to new headquarters in London, England. In 2001, capital expenditures also included costs incurred to relocate to new facilities in Denver, Colorado. Since December 31, 2002, our capital projects have included continuing technological enhancements to computer hardware and software. These projects have been funded with proceeds from our operating cash flows. During the fiscal years ended December 31, 2002, 2001 and 2000, and since December 31, 2002, our capital divestitures were not significant relative to our total fixed assets.

Business Overview

     We are one of the world's largest independent investment management groups, with $332.6 billion of assets under management at December 31, 2002. We provide our clients with a broad array of domestic, foreign and global investment products, focused primarily on investment management. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

     We operate through various subsidiaries and divisions throughout the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 780 investment professionals located around the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 50% of our assets under management as of December 31, 2002 were invested in equities, and approximately 50% were invested in fixed income and other securities.

     We use several methods to distribute our products to retail and institutional clients in each of our markets. In North America, we offer load mutual funds, separate account management and "wrap" or managed accounts. Managed accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering substantially all charges, including investment management, brokerage, custody, record keeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, as well as private account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries.

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

     We have organized our operations with a view to maximizing the benefits of a local presence while exploiting the synergies of a global organization. Until December 31, 2002, we were organized into five operating groups. Effective January 1, 2003, we are organized into four operating groups:

       AIM which manages and distributes (i) the AIM family of 90 load mutual funds in the United States, and (ii) the AIM Trimark family of 80 load mutual funds in Canada, and provides services through managed accounts;

       INVESCO which manages and distributes portfolios for retail and institutional investors in the United States and outside of North America (primarily Europe and Asia), including the management and distribution of the INVESCO family of 49 load funds in the United States, and provides services through managed accounts;

       INVESCO Retirement             which distributes our investment
                                      management products and others
                                      by developing, marketing, managing and
                                      providing administrative and related
                                      services to defined contribution plans,
                                      such as 401(k) plans, and related
                                      retirement products throughout the world;
                                      and

       Private Wealth Management      which provides wealth management services
                                      to high net worth individuals and their
                                      families as well as asset management
                                      services to foundations and endowments in the United States and the United Kingdom.

     Selected financial and headcount information for each of our operating groups as of and for the year ended December 31, 2002, based on our organizational structure at December 31, 2002 and our new organizational structure effective January 1, 2003, is set forth below. See Note 3 to our Consolidated Financial Statements, below, for a geographical analysis of our total revenues for the fiscal years ended December 31, 2002, 2001 and 2000. See "Item 5: Operating and Financial Review and Prospects," below, for total revenues by operating group for the fiscal years ended December 31, 2002, 2001 and 2000.


                                                          AMVESCAP OPERATING STRUCTURE AS OF DECEMBER 31, 2002
                                                         (data as of and for the year ended December 31, 2002)
                                           Managed            INVESCO             INVESCO            INVESCO          Private
                                          Products         Institutional          Global           Retirement          Wealth
                                          --------         -------------          ------           ----------          ------
Revenues                             (pound)770.3m         (pound)199.2m   (pound)281.7m         (pound)57.6m    (pound)34.5m

Operating Profit Before Goodwill
Amortization and Exceptional Items   (pound)322.6m          (pound)49.3m    (pound)33.9m          (pound)4.1m     (pound)1.8m

Assets Under Management                    $166.1b               $102.9b          $55.3b           $30.9b (1)           $8.3b

Headcount                                    3,775                   803           2,121                  561             171
                                      ----------------------------------------------------------------------------------------



                                                     AMVESCAP OPERATING STRUCTURE EFFECTIVE JANUARY 1, 2003
                                                      (data as of and for the year ended December 31, 2002)

                                                  AIM                                INVESCO
                                       --------------------------- ----------------------------------------
                                                                                                                   Private
                                             US         Canada          US            UK       Europe/Asia    Wealth/Retirement
                                       ------------- ------------- ------------- ------------- ------------ ---------------------
Revenues                               (pound)488.0m (pound)151.3m (pound)333.5m (pound)195.3m (pound)87.0m   (pound)90.3m
Operating Profit Before Goodwill
    Amortization and Exceptional Items (pound)206.6m  (pound)77.6m  (pound)88.8m  (pound)29.7m  (pound)2.2m  (pound)(5.4)m
Assets Under Management                      $124.4b        $22.0b       $123.2b        $34.0b       $21.1b          $7.9b
Headcount                                      2,246           918         1,428         1,428          714            770
                                       ------------------------------------------------------------------------------------------

------
(1) INVESCO Retirement had $30.9 billion in assets under administration as of December 31, 2002, of which 65% were invested in our products in 2002.

Operating Groups

     AIM

     Our AIM operating group manages and distributes mutual funds and related products sold to retail and institutional investors within North America that are marketed under the AIM or AIM Trimark brands.

     The AIM operating group consists of two business units: (i) AIM, and (ii) AIM Trimark, which operates in Canada. These business units offer mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the two business units of the AIM operating group offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of the AIM operating group range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. Mutual funds managed by AIM and AIM Trimark are primarily distributed through financial intermediaries.

     AIM is the largest business unit in the AIM operating group. AIM's bottom-up approach toward equity investing centers on the philosophy that stock prices eventually follow earnings, and companies with superior earnings provide significantly higher returns than companies without such earnings. AIM also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM offers funds to pension plans and to insurance companies that use its funds in separate accounts. Customers of AIM's money market funds included eight of the ten largest U.S. banks and 23 of the 25 largest U.S. banks in terms of asset size on June 30, 2002. As investors have sought safety, liquidity and yield during recent periods of market volatility, assets in AIM's money market funds have increased significantly. AIM also has developed a managed account business, which tailors individual, privately managed portfolios to clients' investment needs, and provides retirement products and state-sponsored college savings plans.

     AIM Trimark investment managers employ a bottom-up stock selection approach. The managers consider themselves "business people buying businesses." The managers evaluate company management, the competitive position of the company within the industry and any proprietary advantage the company possesses. AIM Trimark also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Trimark offers funds to pension plans, insurance companies that use its funds in separate accounts, and banks and other financial institutions that use its funds as part of fund of funds offerings.

     Some of the funds advised by AIM and AIM Trimark are sub-advised by our other business units that have expertise in the specific markets in which such funds are invested. AIM also provides advisory services to certain AIM Trimark funds and to mutual funds managed by other business units of ours, and AIM Trimark provides advisory services to a mutual fund managed by another business unit of ours. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisers.

     INVESCO

     Our INVESCO operating group manages portfolios of equity, balanced, fixed income, structured equity, real estate and private capital investments for institutional and retail clients throughout the world and provides services through managed accounts.

     INVESCO manages portfolios for a number of different types of institutional clients in the United States, including

     o   corporate pension plans;
     o   public and municipal pension plans;
     o   Taft/Hartley pension plans;
     o   insurance companies and banks; and
     o   non-profit organizations.

     INVESCO employs growth, value-oriented and quantitative approaches to select securities for equity portfolios and uses quantitative and value approaches to select securities for fixed income portfolios that it manages for its institutional clients. INVESCO customizes its product offerings and stock selection approaches to meet the varied investment objectives of our diverse client base. INVESCO's products and services are marketed by a team of marketers organized by client type. INVESCO also distributes retirement services through alliances with other service providers that deliver our investment products to their clients. INVESCO provides advisory or sub-advisory services to funds offered by our other business units.

     INVESCO, through INVESCO Funds Group, also manages and distributes mutual funds to retail clients in the U.S. that are invested in the U.S. and international markets, including funds that target particular market sectors as well as equity, balanced, fixed income and money market funds. The investment strategies used by INVESCO Funds Group range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. INVESCO Funds Group's equity staff uses a bottom-up, fundamental investment approach to find the most promising growth companies. INVESCO Funds Group looks for growth stocks of companies that are leaders in high growth industries and that have experienced strong returns and cash flow. INVESCO Funds Group traditionally had distributed no-load funds directly to the public and through 401(k) plans. In response to an increase in investor interest in working with financial advisors, INVESCO Funds Group has established an infrastructure dedicated to distributing its funds exclusively through financial intermediaries and selected third-party networks that was implemented for new investors effective April 1, 2002.

     Some of the funds advised by INVESCO Funds Group are sub-advised by other business units within our company. In turn, INVESCO Funds Group provides advisory services to mutual funds advised by other business units of ours.

     Outside of North America, INVESCO engages in retail and institutional investment management and related marketing activities through 23 offices located around the world, serving investors located primarily in the U.K., Continental Europe and Asia. INVESCO's main non-U.S. investment offices are located in London, Henley-on-Thames, Paris, Frankfurt, Tokyo, Hong Kong, Melbourne and Taipei. INVESCO provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

     o   unit trusts and other mutual funds, including offshore mutual funds;
     o   investment trusts (closed-end investment companies);
     o individual savings accounts (tax-advantaged plans invested in managed investment products for U.K. citizens);
     o institutional separate accounts with assets invested in Europe, emerging markets and global fixed income securities; and
     o   European and international private investors.

     Units of INVESCO market investment products through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts. INVESCO tailors its marketing strategy to respond to the relevant competitive environment in each country or region. INVESCO's non-U.S. business units also provide advisory or sub-advisory services to investment products offered by other of our business units.

     We believe that investing in many of the world's financial markets is one of our strengths. INVESCO both coordinates the construction of global portfolios and markets our global investment management services.

     INVESCO Retirement

     INVESCO Retirement gathers investment assets for us by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

     INVESCO Retirement provides a full range of services to various retirement accounts. Services provided include custodian, record keeping, administration, compliance, and client employee education and communication services. INVESCO Retirement sells its services on a full-service basis and markets our investment products and services to clients who receive administration services from other providers. One unit of INVESCO Retirement is a U.S. national trust bank that provides custody and trust services to retirement accounts, including offering collective trust funds sub-advised by other of our business units or by other parties. INVESCO Retirement also includes a unit that focuses on capturing IRA rollovers, a unit that markets and supports our participation in international defined contribution pension markets, and a unit that develops strategic partnerships with other service providers.

     Our retirement services are distributed through three primary channels:

     o   a direct sales force calling on plan sponsors and consultants;
     o   broker-dealer distribution channels; and
     o   strategic partnerships with other service providers.

     INVESCO Retirement will be renamed AMVESCAP Retirement effective April 1, 2003.

     Private Wealth Management

     Our Private Wealth Management division was formed in 2001 in connection with our acquisition of Pell Rudman and now operates under the brand name of Atlantic Trust Private Wealth Management. The Private Wealth Management division provides personalized and sophisticated wealth management services to high net worth individuals and their families as well as asset management services to foundations and endowments in the U.S. and the U.K. The division also provides various investment management services to its clients, including asset allocation, trust services, custody and family office services. It primarily obtains clients through referrals from existing clients and a network of attorneys and accountants.

Our Business Strategy

     We have developed a strategy based on elements which we believe are essential to maintaining a significant presence in the global asset management industry--globalization, diverse product offerings and multiple distribution channels. In addition, we believe that an experienced staff of professional employees whose interests are aligned with shareholders is a key factor in our ability to implement our goals.

     Globalization

     We believe that the investment management industry will continue to become more global in scope, and that large investment management companies that can locally manage investments for clients in different international markets will be in the strongest position to compete successfully. We have established offices with investment and client service professionals in each of the major world capital markets in order to take advantage of the trend toward globalization.

     Diverse Product Offerings

     We believe that our ability to offer a full range of retail and institutional investment products managed locally in a wide variety of investment styles enhances our opportunities for attracting new clients and cross-selling our products to existing clients. Each of our business units markets the products and services offered by our other business units to its local and regional clients to enhance the range of investment management products and services offered to our clients. Our broad product line includes a large and varied number of investment products. We seek to capitalize on the increase in the demand for these products around the world.

     Multiple Distribution Channels

     Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through 56 offices in 21 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

     Alignment of Interests of Employees and Shareholders

     We view our experienced management team as a key factor in our growth. Although we are a public company, our management philosophy is entrepreneurial and decentralized, with senior professionals having significant responsibility and autonomy. We believe that our structure allows each operating group to focus on and maximize local investment opportunities, compete more effectively in sales and marketing efforts and operate more efficiently. We also believe that stock ownership by management and other employees is an important means of aligning their interests with those of our shareholders. We have implemented various employee benefit plans to facilitate stock ownership by management and employees.

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

     Various of our business units are regulated in the United Kingdom by the Financial Services Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German and Austrian operations are required by regulations promulgated by the German Federal Financial Supervisory Authority and the Austrian Financial Market Authority, respectively, to have a banking license and thus are also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance and the Financial Services Agency in Japan, the Banque de France and Commission des Operations de Bourse in France, the Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in Italy, the Netherlands Authority For the Financial Markets, the Swiss Federal Banking Commission, La Comision Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Central Bank of Ireland, the Jersey Financial Services

Commission, the Pension Fund Supervisions Office (UNFE) in Poland and the Canadian securities administrators.

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

Our Organizational Structure

     AMVESCAP is the holding company of our investment management activities, the principal activities of which are asset management and the provision of related financial services. Our significant subsidiaries, all of which are wholly owned subsidiaries, are set forth below:

         NAME OF COMPANY                               COUNTRY OF INCORPORATION
         ---------------                               ------------------------
AVZ Inc.                                                          U.S.
AMVESCAP Group Services, Inc.                                     U.S.
INVESCO UK Limited                                                England
AIM Canada Holdings Inc.                                          Canada
INVESCO North American Holdings, Inc.                             U.S.
INVESCO Institutional (N.A.), Inc.                                U.S.
A I M Management Group Inc.                                       U.S.
A I M Advisors, Inc.                                              U.S.
AMVESCAP Inc.                                                     Canada
AIM Funds Management, Inc.                                        Canada

Property

     Our principal executive offices are located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom. Our North American executive offices are located in leased office space at 1315 Peachtree Street, Atlanta, Georgia 30309. We also lease significant office space at 11 and 12 Greenway Plaza, Houston, Texas 77046 and 4350 South Monaco Street, Denver, Colorado 80237. We generally lease space in the locations where we conduct business, except that we own property at INVESCO Park, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom. We have no material plans to construct, expand or improve facilities.

Item 5. Operating and Financial Review and Prospects

General

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

     We are a leading independent global investment management group, with $332.6 billion of assets under management at December 31, 2002. We operate under the AIM, INVESCO and Atlantic Trust brand names. We offer a broad array of domestic, foreign and global investment products and services to institutions and individuals across many distribution channels. We currently provide services to clients in more than 100 countries, employ 7,581 people in 21 countries and manage more than 1,969 separate institutional accounts and 985 retail funds.

Summary of Differences Between U.K. GAAP and U.S. GAAP

     We prepare our financial statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to us, relate to the capitalization and amortization of goodwill, shares held by share option trusts, and proposed dividend liabilities. See Note 23 to our Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

Critical Accounting Policies

     Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. These policies address such matters as accounting for goodwill and investments, revenue recognition, taxation, and depreciation methods. Below is a description of certain critical accounting policies.

     Revenue Recognition

     We derive our revenues primarily from fees for investment advisory services provided to:

     o   institutional clients;
     o open-end funds, including U.S. mutual funds and European and Asian unit trusts;
     o closed-end funds, including U.S. closed-end funds and U.K. investment trusts;
     o   collective accounts, including U.S. trust company collective funds;
     o   high net-worth individuals; and
     o   U.S. "wrap" accounts.

     In addition, we derive revenues from fees for services, which include distribution, trustee and transfer agent services. We also earn revenues from front-end fees and commissions related to trading activities. While some of our products receive fees based on investment performance, such amounts are immaterial to consolidated revenues and are recorded only when the performance period is completed. Revenues are recorded when they are earned.

     Goodwill

     The excess of the cost of companies acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves.

     Under US GAAP, goodwill is not subject to systematic amortization but is carried at cost less provision for impairment in value. Goodwill is required to be tested annually for impairment. These impairment tests include quantitative metrics on financial performance such as future cash flows plus accomplishments against the long-term strategic plans in certain areas. As of December 31, 2002, we completed the testing of our goodwill balances, and no impairment charge was necessary. Additional amortization will be taken in the year if goodwill is deemed impaired. Prior to 2002, goodwill was amortized through the profit and loss account over an estimated useful life of 20 years.

     Investments

     Investments held as fixed assets are stated at cost less provisions for any permanent impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within Investment Income in the profit and loss account in the period in which they arise. For the year ended December 31, 2002, valuation adjustments of (pound)6.8 million were made to reduce the book value of certain investments to net realizable values.

     Deferred sales commissions

     At December 31, 2002, we had a balance of (pound)115.6 million (2001:
(pound)169.7 million) in deferred sales commissions included in debtors on the balance sheet. This asset arose as a result of the capitalization of paid sales commissions on sales of AUM containing contingent deferred sales charges and is being amortized over the redemption period of the related funds. We are no longer paying these broker commissions, as we now participate in funding arrangements for the payment of these commissions. See the Liquidity and Capital Resources section below.

     Exceptional Items

     Costs that are unusual due either to their size or incidence are categorized as exceptional items in the profit and loss account in the line item to which they relate. During 2002, a charge of (pound)69.2 million (2001:
(pound)60.0 million) was recorded in operating expenses related to internal restructuring, staff redundancies, and terminated project initiatives. Substantially all of these costs will be paid by the end of 2003.

Results of Operations

     The following tables summarize operating profit data by operating group before goodwill amortization and exceptional items for the periods indicated:

                                        Year Ended December 31, 2002
                     -----------------------------------------------------------
                                                                    Operating
                             Revenues            Expenses           Profit(1)
                     --------------------- ------------------ ------------------
                                             (In thousands)
Managed Products            (pound)770,313   (pound)(447,748)     (pound)322,565
INVESCO Institutional              199,187          (149,853)             49,334
INVESCO Global                     281,653          (247,749)             33,904
INVESCO Retirement                  57,552           (53,493)              4,059
Private Wealth Management           34,538           (32,742)              1,796
New Business                         2,020           (14,068)           (12,048)
Corporate                               --           (32,685)           (32,685)
                     --------------------- ------------------ ------------------
                          (pound)1,345,263   (pound)(978,338)     (pound)366,925

                                        Year Ended December 31, 2001(2)
                     -----------------------------------------------------------
                                                                    Operating
                             Revenues            Expenses           Profit(1)
                     --------------------- ------------------ ------------------
                                             (In thousands)
Managed Products            (pound)986,234   (pound)(549,763)     (pound)436,471
INVESCO Institutional              211,917          (158,365)             53,552
INVESCO Global                     340,293          (263,871)             76,422
INVESCO Retirement                  58,224           (53,247)              4,977
Private Wealth Management           21,211           (19,972)              1,239
New Business                         1,968           (12,179)           (10,211)
Corporate                               --           (39,090)           (39,090)
                     --------------------- ------------------ ------------------
                         (pound) 1,619,847 (pound)(1,096,487)     (pound)523,360

                                        Year Ended December 31, 2000(2)
                     -----------------------------------------------------------
                                                                    Operating
                             Revenues            Expenses           Profit(1)
                     --------------------- ------------------ ------------------
                                             (In thousands)
Managed Products          (pound)1,064,530   (pound)(551,562)     (pound)512,968
INVESCO Institutional              211,377          (157,771)             53,606
INVESCO Global                     303,857          (222,075)             81,782
INVESCO Retirement                  48,898           (44,941)              3,957
New Business                            --           (15,422)           (15,422)
Corporate                               --           (47,980)           (47,980)
                     --------------------- ------------------ ------------------
                          (pound)1,628,662 (pound)(1,039,751)     (pound)588,911
--------------
(1)  Before goodwill amortization and exceptional items.
(2) Includes the results of acquired companies from their respective dates of acquisition.

     Effective January 1, 2003, we have realigned our businesses under the AIM and INVESCO brands. This realignment pulls together like-branded businesses, which will simplify our structure for clients and intermediaries and will provide additional marketing leverage and synergies for AIM and INVESCO. The segmental data and assets under management are presented below in the new management structure, as this format will be used in 2003.

                                                 Year ended December 31, 2002
(pound)'000
                                    --------------------------------------------
                                                                       Operating
                                    Revenues         Expenses          Profit(1)
                                    --------------------------------------------
AIM
    U.S.                              487,956         (281,350)          206,606
    Canada                            151,345          (73,702)           77,643
                                    --------------------------------------------
                                      639,301         (355,052)          284,249
                                    --------------------------------------------
INVESCO
    U.S.                              333,457         (244,614)           88,843
    U.K                               195,265         (165,555)           29,710
    Europe/Asia                        86,969          (84,744)            2,225
                                    --------------------------------------------
                                      615,691         (494,913)          120,778
                                    --------------------------------------------
Private Wealth/Retirement              90,271          (95,688)          (5,417)
Corporate                                  -           (32,685)         (32,685)
                                    --------------------------------------------
                                    1,345,263         (978,338)          366,925
----------
(1)  Before goodwill amortization and exceptional items.

     The following tables set forth changes in assets under management as of the dates indicated under our prior reporting structure and our new reporting structure effective January 1, 2003.


                           ASSETS UNDER MANAGEMENT (1)
                  (reporting structure as of December 31, 2002)

                                                       Managed Products                                                    Private
                                               --------------------------------           INVESCO             INVESCO       Wealth
                                Total               AIM               INVESCO          Institutional          Global      Management
                                                                            (in billions)
Assets under management at     $357.4              $165.3               $34.4             $106.2               $51.5            $--
December 31, 1999:
Market gains/(loss)            (32.8)              (19.5)               (5.5)                 --                (7.8)            --
Acquisitions                     34.1                16.7                  --                 --                17.4             --
Net new (lost) business          35.4                20.4                13.0               (6.6)                8.6             --
Change in money market           12.9                10.9                 1.3                 --                 0.7             --
  funds
Transfers                          --                  --                  --                 --                  --             --
Foreign currency(2)             (4.4)               (0.6)                  --                 --                (3.8)            --
                             -------------------------------------------------------------------------------------------------------
Assets under management at     $402.6              $193.2               $43.2              $99.6               $66.6            $--
December 31, 2000:
Market gains/(loss)            (49.5)              (25.3)              (11.5)               (3.1)               (9.3)         (0.3)
Acquisitions                     32.4                  --                  --               17.7                 6.7            8.0
Net new (lost) business           1.8               (0.7)                 0.4                2.6                (0.5)            --
Change in money market           12.3                13.0               (0.7)                  --                 --             --
  funds
Transfers                          --                 0.3                  --                 --               (2.5)            2.2
Foreign currency(2)             (1.7)               (0.7)                  --                 --                (1.0)            --
                             -------------------------------------------------------------------------------------------------------
Assets under management at     $397.9              $179.8               $31.4             $116.8               $60.0           $9.9
December 31, 2001:
Market gains/(loss)            (50.8)              (23.6)               (7.9)               (8.4)               (9.3)          (1.6)
Acquisitions                       --                  --                  --                 --                  --             --
Net new (lost) business        (14.2)               (3.7)               (3.3)              (5.7)                (1.3)         (0.2)
Change in money market          (5.8)               (6.3)               (0.5)                  --                1.0             --
  funds
Transfers                          --               (0.1)                  --                0.1                  --             --
Foreign currency(2)               5.5                 0.3                  --                0.1                  4.9           0.2
                             -------------------------------------------------------------------------------------------------------
Assets under management at
December 31, 2002:             $332.6              $146.4               $19.7             $102.9               $55.3           $8.3
                             =======================================================================================================

                             ASSETS UNDER MANAGEMENT
                 (reporting structure effective January 1, 2003)

                                                       AIM                                 INVESCO
                                            ------------------------      ----------------------------------------
                                 Total         U.S.           Canada          U.S.           U.K.      Europe/Asia        PWM/
                                                                         (in billions)                                Retirement
Dec 31, 2001                    $397.9        $157.7           $22.1         $148.8          $38.1        $21.8            $9.4
Market gains/(losses)           (50.8)        (21.5)           (2.1)         (16.3)          (6.8)        (2.5)           (1.6)
Net new/(lost) business         (14.2)         (5.4)             1.7          (9.0)          (1.3)        (0.1)           (0.1)
Change in money
  market funds                   (5.8)         (6.4)             0.1          (0.5)            1.2        (0.2)              --
Transfers                            -            --           (0.1)            0.1             --           --              --
Foreign currency)                  5.5            --             0.3            0.1            2.8          2.1             0.2
                            --------------------------------------------------------------------------------------------------------
Dec 31, 2002                    $332.6        $124.4           $22.0         $123.2          $34.0        $21.1            $7.9
                            ========================================================================================================

-------------
(1) INVESCO Retirement had $30.9 billion, $34.6 billion, and $27.6 billion in assets under administration as of December 31, 2002, 2001 and 2000 respectively.
(2) The exchange movement results from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

2002 Compared to 2001

     Assets Under Management

     Assets under management totaled $332.6 billion ((pound)206.6 billion) at December 31, 2002, compared to $397.9 billion at December 31, 2001. Institutional money market funds, included above, amounted to $57.0 billion at December 31, 2002 compared to $63.6 billion at the end of the prior year. Average assets under management amounted to $365.8 billion for 2002 compared to $395.0 billion for the prior year. The average money market fund levels totaled $59.6 billion for the year ($60.7 billion for 2001). Approximately 50% of the total funds under management were invested in equity securities and 50% were invested in fixed income and other securities at December 31, 2002 (2001: 58% equity/42% fixed). The equity securities were invested in the following disciplines at December 31, 2002: 36% in growth, 38% in core and 26% in value styles.

     Operating Results

     The global economic and political climate provided many uncertainties in 2002 which contributed to the volatility of capital markets. The worst down market in over 65 years eroded investor and business confidence. Every major market index reflected significant declines during the year, with the FTSE 100 down by 25%, the S&P 500 by 23%, NASDAQ by 32%, Dow Jones Industrial Average by 17%, and the MSCI by 22%. These corrections adversely impacted our financial results for the year.

     Profit before tax, goodwill amortization, and exceptional items amounted to (pound)320.9 million in 2002 compared to (pound)477.9 million in 2001, a 33% decline. We completed five acquisitions in 2001 that have been reflected in the financial statements from the respective dates of acquisition. Diluted earnings per share before goodwill amortization and exceptional items amounted to 27.2p (2001: 40.0p) for the year ended December 31, 2002.

     Revenues arise substantially from management, service and distribution fees generated from assets under management (AUM). Our revenues are therefore materially affected by changes in levels of global capital markets coupled with net sales/redemptions of AUM and the mix of equity to fixed income securities held in our portfolios. The significant volatility of the markets, the general declines in every major market index over the past two years, and a shift in our asset base to a 50%/50% split of equities versus fixed income have impaired our revenues. A continuation of these trends will have an equally important effect on our revenue streams in the future. Revenues amounted to (pound)1,345.3 million compared with (pound)1,619.8 million in 2001.

     Our operating expenses primarily consist of compensation, technology and marketing expenses. A significant portion of these expenses are variable in nature, which allows us flexibility to adjust costs consistent with revenue streams. Operating expenses before goodwill amortization and exceptional items decreased (pound)118.2 million to (pound)978.3 million (2001: (pound)1,096.5 million) due to strong expense controls, resulting in an operating profit margin of 27.3% for the year (2001: 32.3%). Operating profit before goodwill amortization and exceptional items totaled (pound)366.9 million in 2002 (2001:
(pound)523.4 million).

     The Company announced a cost reduction program in October 2002 to reduce operating expenses by approximately (pound)100 million by the end of 2003. An exceptional charge of (pound)69.2 million was provided ((pound)56.4 million after tax and 6.9p per diluted share) related to these initiatives. Substantially all of these costs will be paid by the end of 2003.

     Compensation and related expenses amounted to (pound)607.6 million (2001:
(pound)652.8 million), 62% of total operating expenses for 2002, verses 60% in 2001. Marketing costs were (pound)91.3 million, or 9% of total operating expenses in 2002, a 30% decline from the 2001 level of (pound)131.2 million. Technology costs were (pound)104.5 million in 2002 (2001: (pound)122.1 million), accounting for 11% of total operating expenses for both years.

     Headcount levels decreased to 7,581 employees at the end of 2002 from 8,519 at the end of 2001 due to staff reductions through attrition and redundancy initiatives. Headcount levels peaked in August 2001at 8,906 and have fallen every month since then--a reduction of more than 1,300 people, or 15% of our work force.

     We have significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, our results can be materially affected by the U.S. dollar to U.K. pounds sterling exchange rate. It is not our policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect our results. The average U.S. dollar to U.K. pounds sterling exchange rate in 2002 was $1.50 per (pound)1.00, compared with $1.43 per (pound)1.00 in 2001.

     Managed Products

     The Managed Products group reported revenues of (pound)770.3 million during 2002 compared to (pound)986.2 million for the prior year. A decline in average AUM of 15% coupled with a lower number of shareholder accounts caused the lower revenues. Expense levels were reduced across the board during the year, including a 571 drop in headcount.

     Operating profits were (pound)322.6 million, compared to (pound)436.5 million in 2001. The group generated approximately $34.9 billion of gross sales in 2002. Market declines of $31.5 billion and net redemptions of $7.0 billion led to a reduction in AUM for the year. AUM amounted to $166.1 billion at December 31, 2002, including $57.0 billion of money market funds.

     AIM is the seventh largest non-proprietary fund group in the U.S. INVESCO Funds Group ranks as the 53rd largest fund group. Together, we rank as the 12th largest fund complex in the U.S.

     Managed Products ended the year with approximately 51% of assets in the top half of the Lipper performance rankings, up from 37% at the end of 2001. The Canadian funds led the way with over 84% of their funds in the top half of the performance rankings.

     AIM has been rebranded as AIM Investments, reflecting the fact that AIM delivers investment solutions through a more diverse line of products and services all under one umbrella. AIM has been recognized in the past principally for investing in equities of US growth companies. Today, AIM's three largest equity funds - AIM Basic Value, AIM Premier Equity, and AIM Constellation - represent distinctly different investment disciplines: Value, Blend, and Growth.

     INVESCO Funds Group made inroads into the annuities and life products businesses during the year, and continued to build relationships in the advisor channel. Dalbar awarded IFG the Service Excellence Award in 2002 for the eighth consecutive year.

     AIM Trimark continues as an industry leader in Canada, offering a broad array of mutual fund products. Because of its top fund performance, its $1.7 billion in net sales represented 74% of net sales for the entire Canadian industry.

     INVESCO Institutional

     The INVESCO Institutional group reported revenues and operating profits of (pound)199.2 million and (pound)49.3 million in 2002. AUM amounted to $102.9 billion at December 31, 2002. Average AUM for 2002 increased 2% over the prior year and average fee levels remained the same for both periods. This group generated $20.2 billion in gross sales. Market declines totaled $8.4 billion for the year. We lost two low-fee accounts of approximately $4 billion late in 2002 which led to overall net redemptions of $5.7 billion for the year. Headcount was 803 (2001: 868) at the end of the current year.

     Over 70% of the focus products for this group (representing 90% of AUM) have 3, 5 and 10 year performance records ahead of benchmarks at the end of 2002. Among these, international equities rank in the top quartile and our global equity group ranks high in the second quartile. Structured products also rank in the top half over long time periods. Our real estate group also continues with excellent performance.

     This group has one of the industry's broadest range of products, including a recently developed global balanced product, and we are attracting non-U.S. institutions to our structured U.S. equity products. The alternative asset products group successfully brought new private equity and secured loan products to the market during a challenging period. With the new operating structure, we will capitalize further on product leverage, broad distribution networks and greater brand awareness. This will benefit both clients and our company.

     INVESCO Global

     INVESCO Global's revenues amounted to (pound)281.7 million for 2002 compared to (pound)340.3 million in 2001. Operating profit totaled (pound)33.9 million for the year ended December 31, 2002 versus (pound)76.4 million for the prior year. AUM were $55.3 billion at December 31, 2002. Gross sales for 2002 totaled approximately $29.2 billion; market declines totaled $9.3 billion and net redemptions were $1.3 billion for the year.

     Revenues were impacted by an 8% decline in AUM coupled with a 7% decline in the average fee realized, both compared to 2001 levels. This decline arose largely in the UK where poor investor sentiment over equity investments is continuing. We captured good retail flows into our Income and Bond funds and 76% of our retail AUM rank in the top two quartiles over 3 years at the end of 2002.

     In Continental Europe, revenues totaled (pound)48.4 million for the year, a decline of (pound)7.7 from 2001 due to the market declines and lower transaction volumes. AUM at the end of 2002 were $13.4 billion. The year brought $7.5 billion in gross sales and $0.9 billion in net new business. Headcount was 327 at the end of the year (2001: 351).

     Revenues in Asia Pacific amounted to (pound)38.0 million in 2002 (2001:
(pound)42.7 million). AUM at the end of 2002 were $13.3 billion and headcount was 366 (2001: 406) at that date. This business generated $10.8 billion in gross sales and had $0.9 billion in net redemptions in the year.

     Our average AUM for Europe and Asia were essentially unchanged for the year, demonstrating the resilience of the investor given the bear market conditions and extreme volatility in market levels.

     We are participating in the development of the asset management industry in mainland China. Together with the acquisitions in Australia and Taiwan, this means that our Asia Pacific business now benefits from established operations in the key regional financial centers, and is well positioned for long-term growth.

     INVESCO Retirement

     INVESCO Retirement's assets under administration were $30.9 billion at December 31, 2002. Net sales for the group amounted to $2.5 billion for 2002. This group services 1,400 plans with 624,000 participants at December 31, 2002. This group won new mandates from several new, large companies in the current year and formed new strategic partnerships with two large groups. The client service team has continued its exceptionally high client retention rate of 95%. Through productivity improvements we reduced our cost per participant by 12% from 2001.

     The Retirement division will be renamed AMVESCAP Retirement, effective April 1, 2003, to reflect its mission of providing state-of-the-art record keeping and administrative services to the defined contribution marketplace, offering both AIM and INVESCO products, along with third-party products, through this distribution channel.

     The U.K. defined contribution business, which was launched in April 2001, added 42 new clients in the current year, bringing the total to 75.

     Private Wealth Management

     The Private Wealth Management (PWM) division provides asset management services to high net worth individuals, families, foundations, and endowments. Revenues and operating profits for the PWM division totaled (pound)34.5 million and (pound)1.8 million for 2002, its first full year of operation. Funds under management were $8.3 billion at December 31, 2002.

     This group introduced the new "Atlantic Trust" brand early in 2002. To strengthen their presence in the Southeast, a new office was opened in Palm Beach, Florida. Atlantic Trust gained important external recognition in November when Trusts & Estates magazine named them the No. 1 Multi-Family Office. In October 2002, we announced the acquisition of Whitehall Asset Management, which closed in February 2003, adding $1.3 billion of assets under management.

     New Business Expense

     New business expense contains costs (primarily staff costs and marketing) associated with the group's efforts in the international defined contribution markets in Europe and Asia. Costs for 2002 were in line with expenses incurred in 2001.

     Corporate

     Corporate expenses include staff costs related to corporate employees, as well as continued expenditures in Group-wide initiatives. Costs declined over the prior year due to decreases in staff costs and technology initiatives.

     Other Income/Expense

     We generated less interest income than in prior year due to the decline in interest rates. Valuation adjustments of (pound)6.8 million were made during 2002 to reduce the book value of certain investments to net realizable values. These losses were offset by a realized gain due to the sale of various securities held by subsidiaries.

     Interest expense levels during 2002 were slightly below 2001 levels due to the lower interest-rate environment experienced during the year. Interest on our credit facility is based on LIBOR interest rates.

     Taxation

     Our effective tax rate on ordinary profit (before goodwill amortization and exceptional items) was 30.6% in 2002 and 2001.

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

     Profit before tax, goodwill amortization, and exceptional items amounted to (pound)477.9 million in 2001, a decrease of (pound)76.6 million (13.8%) from 2000. Diluted earnings per share before goodwill amortization and exceptional items amounted to 40.0p (2000: 54.7p) for the year ended December 31, 2001, a decrease of 26.9%.

     The U.K. Accounting Standards Board issued FRS 19, "Deferred Tax," which requires companies to change the method of computing deferred taxes. The Company adopted this new statement in 2001, including a restatement of financial statements for prior years. The effect has been to reduce the tax provision and increase net income previously reported for 2000 by (pound)12.2 million (1.7p per diluted share).

     All revenues substantially arise from management and distribution fees generated from assets under management (AUM). Revenues amounted to (pound)1,619.8 million compared with (pound)1,628.7 million in 2000. Increases in revenues from acquisitions over the prior period were offset by reductions caused by the declines in the market values of assets under management. Operating profit before goodwill amortization and exceptional items totaled (pound)523.4 million in 2001 (2000: (pound)588.9 million), a decrease of (pound)65.5 million.

     We acquired County, a leading Australian institutional asset manager, in January, 2001. The acquisition of NAM in April added a range of complementary investment styles to the INVESCO Institutional platform. We completed three acquisitions in August: Pell Rudman, the foundation for our private wealth management business; Grand Pacific, a leading Taiwan SITE; and Parkes, a U.K. real estate advisor. Consideration for these purchases amounted to approximately (pound)474.1 million and was satisfied by (pound)327.1 million in cash and the issuance of 5.6 million ordinary shares. These purchases are included in our operating results from their dates of acquisition.

     Exceptional charges of (pound)60.0 million were provided in 2001 ((pound)39.4 million after tax and 4.8p per diluted share). Integration costs relating to acquisitions amounted to (pound)43.3 million with the remainder relating to internal restructurings, severance charges, and expenses incurred in the design and planning for a new operating facility that was postponed indefinitely.

     Operating expenses before goodwill amortization and exceptional items increased (pound)56.7 million to (pound)1,096.5 million (2000: (pound)1,039.8 million), due primarily to the current year acquisitions. We implemented strong expense controls during 2001 that resulted in an operating margin of 32.3% (2000: 36.2%).

     Compensation and related expenses amounted to (pound)652.8 million (2000:
(pound)623.5 million), 60% of total operating expenses for both 2001 and 2000. Marketing costs were (pound)131.2 million, or 12% of total operating expenses, in 2001, a 14% decline. Technology costs accounted for 11% of total operating expenses for both 2001 and 2000.

     Headcount levels increased to 8,519 employees at the end of 2001 from 8,259 at the end of 2000. Acquisitions added approximately 520 new employees, and staff reductions partially offset this through attrition and selective redundancy initiatives.

     We have significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, our results can be materially affected by the U.S. dollar to U.K. pounds sterling exchange rate. It is not our policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect our results. The average U.S. dollar to U.K. pounds sterling exchange rate in 2001 was $1.43 per (pound)1.00, compared with $1.51 per (pound)1.00 in 2000.

     Managed Products

     The Managed Products group reported revenues of (pound)986.2 million during 2001, a decrease of (pound)78.3 million over the prior year. Operating profits were (pound)436.5 million, a decrease of (pound)76.5 million.

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

     AIM's revenues in the U.S. were (pound)626.3 million in 2001, a decline of (pound)135.5 million from 2000. AUM totaled $157.7 billion at year-end. INVESCO Funds Group's revenues amounted to (pound)201.9 million in 2001 (2000:
(pound)211.5 million). These revenue declines were due primarily to the sharp declines experienced in the U.S. Markets. Our AUM in Canada amounted to $22.1 billion at the end of the year, and revenues for 2001 amounted to (pound)158.0 million.

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

     INVESCO Institutional

     The INVESCO Institutional group reported revenues and operating profits of (pound)211.9 million and (pound)53.6 million during the year. These results include NAM and Parkes from the dates of acquisition. This group generated approximately $26.6 billion in gross sales during 2001 compared to $20.2 billion in 2000, and net sales of $2.6 billion. Funds under management amounted to $116.8 billion at December 31, 2001. Headcount was 868 (2000: 789) at the end of the current year.

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

     INVESCO Global

     Revenues for 2001 amounted to (pound)340.3 million, an increase of (pound)36.4 million over the prior year due to the inclusion of the Perpetual results, offset in part by declines in the global capital markets. Operating profit totaled (pound)76.4 million for the year-ended December 31, 2001. The current year's results include County and Grand Pacific from dates of acquisition. AUM were $60.0 billion at December 31, 2001, a decline of $6.6 billion from the end of 2000. Gross sales for 2001 totaled approximately $21.4 billion.

     The U.K. business had revenues of (pound)212.3 million in 2001, an increase of (pound)60.8 million during the year. Operating profits and margins remained strong in the year on lower revenue levels. This business generated $6.7 billion in gross sales, but $0.4 billion in net redemptions during the year. Redemptions included a $1 billion client that changed ownership during the period. AUM stood at $31.9 billion at the end of 2001. Headcount for the U.K. was 1,227 at the end of 2001 (2000: 1,307).

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

     In Continental Europe, revenues totaled (pound)56.1 million for the year, a decline of (pound)13.0 million from 2000 due to the market declines and lower transaction volumes. Despite $7.7 billion in gross sales and $0.5 billion in net new business, AUM levels dropped by 15% during the year to $13.4 billion at the end of 2001. Headcount was 351 at the end of the year (2000: 300).

     Despite a turbulent year in the markets, our business across Continental Europe has retained an effective organization and a strong sales capability. The year illustrated the extent to which distribution channels are the principal determinant of success in Europe. Important deals secured with major bank networks in both France and Italy have led to strong new business in those markets.

     Revenues in Asia Pacific amounted to (pound)42.7 million in 2001 (2000:
(pound)54.4 million), including the County and Grand Pacific acquisitions from the dates of purchase. AUM at end of 2001 were $14.7 billion and headcount was 406 (2000: 262) at that date. This business generated $6.8 billion in gross sales and $0.3 billion in net new business in the year.

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

     Private Wealth Management

     The Private Wealth Management division was launched with the Pell Rudman acquisition in 2001. Private Wealth Management provides asset management services to high net worth individuals, families, foundations and endowments. Revenues and operating profits totaled (pound)21.2 million and (pound)1.2 million for 2001. AUM totaled $9.9 billion at December 31, 2001.

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

     Interest expense increased by (pound)4.3 million during the year because of higher outstanding debt levels (arising from cash used to fund acquisitions), offset in part by lower interest rates on outstanding balances under our credit facility.

     Taxation

     Our effective tax rate on ordinary profit (before goodwill amortization and exceptional items) was 30.6% in 2001, compared to 29.7% in 2000. These tax rates reflect our adoption of FRS 19, which allows previously unrecognized deferred tax benefits to be recorded.

Liquidity and Capital Resources

     The ability to generate cash from operations in excess of our capital expenditures and dividend requirements is one of our fundamental financial strengths. Operations continue to be financed from share capital, retained profits, and borrowings.

     We generated (pound)433.7 million of earnings before interest, taxes, depreciation, and amortization (EBITDA) in 2002. We paid (pound)93.5 million in dividends and (pound)59.3 million for fixed assets expenditures, principally for technology and capital investments. Shareholder funds were (pound)2.3 billion at December 31, 2002.

     We did not change our financial instruments policies in 2002 and did not hedge any of our operational foreign exchange exposures. As a result, our balance sheet may be impacted by movements in U.S. dollar/sterling exchange rates. This is partially mitigated by our U.S. dollar denominated borrowings. Other than this, we do not actively manage our currency exposures.

     As of December 31, 2002, we had the following obligations and commitments to make future payments:

                                                     Less than
(pound)'000                            Total           1 year         1-3 Years        3-5 Years        Thereafter
                                  --------------    ------------    ------------    --------------    --------------
Total Debt                              817,689         222,089         249,859           343,849             1,892
Finance Leases                               85              85               -                 -                 -
Operating Leases                        313,481          40,918          80,360            46,035           146,168
Acquisition provisions                   76,858          38,095          26,503             5,519             6,741
                                  --------------    ------------    ------------    --------------    --------------
Total                                 1,208,113         301,187         356,722           395,403           154,801
                                  ==============    ============    ============    ==============    ==============

     Total debt (including current maturities of (pound)222.1 million) amounted to (pound)817.7 million at December 31, 2002, and net debt was (pound)652.5 million (2001: (pound)837.6 million), excluding cash held as a result of short-term timing differences on customer transactions of (pound)184.7 million. Net debt declined by (pound)185.1 million in 2002. We have received credit ratings of A2, A- and A- from Moody's, Standard and Poor's, and Fitch credit rating agencies. See Notes 15, 19 and 22 to our Consolidated Financial Statements for additional information about our debt.

     We operate under a five-year $900 million credit facility with a group of international banks, which matures in 2006. On December 31, 2002, (pound)149.9 million ($240.0 million) was drawn under the facility. We also have a $200 million 364-day facility with these banks. The financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.00:1.00 and an EBITDA/interest ratio of not less than 4.00:1.00. On December 31, 2002, the debt/EBITDA ratio was 2.03 and the EBITDA/interest ratio for the required period was 8.22.

     Operating leases reflect obligations primarily for leased building space. Acquisition provisions reflect the NAM and Pell Rudman earn-outs and retention arrangements. Earn-out payments are based upon asset retention levels at the payment dates, and may be payable annually through April 2004. Any payment not made will be reversed against the related goodwill balances. Retention payments are due annually for five years following the 2001 acquisitions.

     Various subsidiaries participate in funding arrangements for the payment of mutual fund share sales commissions. We sell future revenue streams from 12b-1 fees and contingent deferred sales charges at a purchase price equal to a percentage of the price at which each Class B share of the funds is sold. We have financed over $36.9 billion in gross sales of AUM since inception of the program, representing $1.5 billion in commissions.

     We issued a total of (pound)574.0 million in Equity Subordinated Debentures and (pound)128.9 million in loan notes in 2000 as part of the consideration for our acquisitions during 2000. During 2002, no Equity Subordinated Debentures were converted into Ordinary Shares, and (pound)59.4 million of the Equity Subordinated Debentures remained outstanding at December 31, 2002. The Equity Subordinated Debentures bear interest at 6% per year and mature in 2003.

     During the fiscal years ended December 31, 2002, 2001 and 2000, our capital expenditures were (pound)59.3 million, (pound)79.2 million and (pound)62.5 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. In 2002, we capitalized as leasehold improvements certain costs associated with our move to new headquarters in London, England.

     We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

Dividends

     Our board of directors has recommended a final dividend of 6.5p per Ordinary Share, resulting in a total dividend of 11.5p in 2002 versus 11.0p in 2001. The total dividend for 2002 represents an increase of 5% over the total dividend for 2001, but the same level as the 2001 final dividend.

     Under the Companies Act 1985, as amended, of Great Britain, our ability to declare dividends is restricted to the amount of our distributable profits and reserves, which is the current and retained amounts of our profit and loss account, on an unconsolidated basis. At December 31, 2002, the amount available for dividends was (pound)47.6 million after accrual of the recommended final dividend for 2002. Furthermore, the credit facility places certain restrictions on our ability to pay dividends, as described in Note 15 to the Consolidated Financial Statements. These restrictions could impact the ability of our subsidiaries to pay dividends to us and our ability to pay dividends to our shareholders. Such restrictions have not had, and are not expected to have in the future, a material effect on our ability to pay dividends.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

     Our current directors and members of senior management are:


                 Name                      Age*                                 Position*
                 ----                      ----                                 ---------
Charles W. Brady(a)(c)                      67      Executive Chairman, Board of Directors
Rex D. Adams(b)(c)(d)                       62      Non-Executive Director
Sir John Banham(b)(c)(d)                    62      Non-Executive Director
The Hon. Michael D. Benson(a)               59      Vice Chairman, Board of Directors; Chairman, INVESCO Division
Joseph R. Canion(b)(c)(d)                   58      Non-Executive Director
Michael J. Cemo(a)                          57      Director; President, A I M Distributors, Inc.
Gary T. Crum(a)                             55      Director; President, A I M Capital Management, Inc.
Jean-Baptiste Douville de Franssu(a)        39      Chief Executive Officer, INVESCO Continental Europe
Robert H. Graham(a)                         56      Vice Chairman, Board of Directors; Chairman, AIM Division
Robert C. Hain(a)                           49      Chief Executive Officer, INVESCO U.K.
Hubert L. Harris, Jr.(a)                    59      Director; Chief Executive Officer, INVESCO Retirement
Donald J. Herrema(a)                        50      Chief Executive Officer, Atlantic Trust Private Wealth Management
Erick R. Holt(a)                            50      General Counsel
Denis Kessler(b)(c)(d)                      50      Non-Executive Director
Andrew Tak Shing Lo(a)                      41      Chief Executive Officer, INVESCO Asia Pacific
Bevis Longstreth(b)(c)(d)                   69      Non-Executive Director
Robert F. McCullough(a)                     60      Director; Chief Financial Officer
James I. Robertson(a)                       45      Chief Executive Officer, AMVESCAP Group Services, Inc.
John D. Rogers(a)                           41      Chief Executive Officer, INVESCO Division
Philip A. Taylor(a)                         48      Chief Executive Officer, AIM Trimark Investments
Stephen K. West(b)(c)(d)                    74      Non-Executive Director
Mark H. Williamson(a)                       51      Chief Executive Officer, AIM Division

--------------
*    All ages and positions are as of February 28, 2003.
(a)  Member of the Executive Board
(b)  Member of the Audit Committee
(c)  Member of the Nomination and Board Governance Committee
(d)  Member of the Remuneration Committee

Charles W. Brady 67 Executive Chairman, Board of Directors USA(a)(c)
Charles Brady has served as Executive Chairman of the Board of Directors of our company since 1993, Chief Executive Officer of our company since 1992, and as a Director of our company since 1986. He was a founding partner of INVESCO Capital Management Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a BS from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a Director of the Atlanta College of Art, a Trustee of the Georgia Tech Foundation and the Carter Library, and a Director of the National Bureau of Asian Research.

Rex D. Adams 62 Non-Executive Director USA(b)(c)(d)
Rex Adams has served as a Non-Executive Director of our company since November 2001 and is Chairman of the Remuneration Committee. Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is currently a professor of business administration at the Fuqua School of Business. He joined Mobil International in London in 1965 and served as Executive Vice President of Administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a BA magna cum laude from Duke University. He was selected as a Rhodes Scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of Directors of Alleghany Corporation, PBS, and the Vera Institute of Justice.

Sir John Banham 62 Non-Executive Director UK(b)(c)(d)
Sir John Banham has served as a Non-Executive Director of our company since 1999 and is Chairman of the Nomination and Board Governance Committee. He is Chairman of Whitbread PLC. Sir John was Director General of the Confederation of British Industry from 1987 to 1992, a Director of both National Power and National Westminster Bank from 1992 to 1998, Chairman of Tarmac PLC from 1994 to 2000, and Chairman of Kingfisher PLC from 1995 to 2001. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

The Hon. Michael D. Benson 59 Vice Chairman, Board of Directors; Chairman, INVESCO Division UK(a)
Michael Benson has served as Vice Chairman of the Board of Directors of our company since February 2001, a Director of our company since 1994, Chief Executive Officer of INVESCO Global since 1997, and Chief Executive Officer of the Asian region from 1994 to 1997. He began his career in the securities industry in 1963 and held senior positions at Lazard Brothers Ltd., Standard Chartered Bank, and Capital House Investment Management.

Joseph R. Canion 58 Non-Executive Director USA(b)(c)(d)
Joseph Canion has served as a Non-Executive Director our company since 1997. He was a Director of AIM from 1991 through 1997, when AIM was merged with one of our subsidiaries. Since 1992, Mr. Canion has served as Chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President, and a Director of Compaq Computer Corporation.

Michael J. Cemo 57 Director; President, A I M Distributors, Inc. USA(a)
Michael Cemo has served as a Director of our company since 1997. He is President of A I M Distributors, Inc., a broker-dealer subsidiary of AIM, and an Executive Vice President of AIM. Mr. Cemo has been in the investment business since 1971 and joined AIM in 1988. He is a member of the Investment Company Institute's sales force marketing committee. Mr. Cemo received a BS from the University of Houston.

Gary T. Crum 55 Director; President, A I M Capital Management, Inc. USA(a)
Gary Crum has served as a Director of our company since 1997. He is co-founder of AIM and serves as an Executive Vice President of AIM. He is President of A I M Capital Management, Inc., an investment advisory subsidiary of AIM, and is Director of Investments. Mr. Crum has been in the investment business since 1972. He received a BBA from Southern Methodist University and an MBA from the University of Texas at Austin.

Jean-Baptiste de Franssu 39 Chief Executive Officer, INVESCO Continental Europe France(a)
Jean-Baptiste de Franssu has served as a member of the Executive Board of our company since May 2001 and as Chief Executive Officer of INVESCO Continental Europe since 1999. He joined our company as Managing Director and a Member of the Board of Directors of INVESCO France in 1990. Mr. de Franssu became Managing Director of the Continental European Division in 1996. He has served as a member of the INVESCO Global Management Committee since 1997. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a BA from Middlesex University in the U.K. and a post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Robert H. Graham 56 Vice Chairman, Board of Directors; Chairman, AIM Division USA(a)
Robert Graham became Vice Chairman of the Board of Directors of our company in February 2001. He has served as a Director of our company since 1997 and as Chief Executive Officer of Managed Products from 1997 to January 2001. Mr. Graham is Chairman of the AIM Division, which includes A I M Management Group Inc., a company that he co-founded in 1976. He has been in the investment business since 1972. Mr. Graham received a BS, an MS, and an MBA from the University of Texas at Austin. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

Robert C. Hain 49 Chief Executive Officer, INVESCO U.K. Canada(a)
Robert Hain has served as a member of the Executive Board of our company since February 2001 and as Chief Executive Officer of INVESCO U.K. since January 2002. He served as President and Chief Executive Officer of AIM Funds Management Inc., our Canadian business, from December 1998 to January 2002. Mr. Hain was Global Head of Private Banking at CIBC from May 1998 to November 1998, partner at Ernst & Young from 1997 to 1998, Executive Vice President at Investors Group from 1993 to 1997, and President of Royal Trust Bank (Switzerland), now Royal Bank of Canada, from 1984 to 1993. He received a BA from the University of Toronto and an M.Litt. from Oxford University.

Hubert L. Harris, Jr. 59 Director; Chief Executive Officer, INVESCO Retirement USA(a)
Hubert Harris has served as Chief Executive Officer of INVESCO Retirement since January 1998 and as a Director of our company from 1993 to February 1997, and since 1998. He served as Assistant Director of the Office of Management and Budget in Washington, DC, during President Carter's administration and as President and Executive Director of the International Association for Financial Planning. Mr. Harris serves as a Trustee and member of the Executive Committee of the Georgia Tech

Foundation. He also serves as Vice President and a member of the Executive Committee of the National Defined Contribution Council. Mr. Harris received a BS from the Georgia Institute of Technology and an MBA from Georgia State University.

Donald J. Herrema 50 Chief Executive Officer, Atlantic Trust Private Wealth Management USA(a)
Donald Herrema has served as Chairman and Chief Executive Officer of Atlantic Trust Private Wealth Management and as a member of the Executive Board of our company since March 2001. He held several senior positions at Bessemer Trust Company from 1993 to 2001 and became President and Chief Executive Officer of The Bessemer Group Incorporated in 1998. Mr. Herrema began his career at Wells Fargo in 1981 and became President of Wells Fargo Securities in 1991. He received a BA from Whittier College and an MA from the University of Southern California. Mr. Herrema is a Trustee of Whittier College, a former Leaders Council Member of the Institute of Private Investors, and past President of the Bank Securities Association.

Erick R. Holt 50 General Counsel USA(a)
Erick Holt became General Counsel and a member of our Executive Board of our company in January 2003. He joined our company as Group Compliance Officer in July 1999. Mr. Holt began his career at Bronson, Bronson & McKinnon in San Francisco in 1979. He joined Dean Witter Reynolds in 1984, was named Assistant General Counsel in 1987, and became Director of Compliance in 1989. Mr. Holt joined Citibank in 1996 as Director of Compliance for the Investment Products and Distribution Division. He received an AB cum laude from the University of California and a JD from the University of San Francisco where he was an editor of the law review. He is a member of the International Committee of the Investment Company Institute.

Denis Kessler 50 Non-Executive Director France(b)(c)(d)
Denis Kessler has served as a Non-Executive Director of our company since March 2002. A noted economist, Mr. Kessler is Executive Vice Chairman of the French Business Confederation (MEDEF), Vice Chairman of the Comite Europeen des Assurances (CEA), Chief Executive Officer of SCOR, and is a member of the Conseil national des Assurances. He is Chairman of the Boards of Directors of SCOR US, SCOR Life US Reinsurance, and SCOR Reinsurance Company Corporate, and serves as a member of the Boards of Directors of Dexia Bank, BNP Paribas, Cetelem, Bollore Group, and Vendome Rome Group. Mr. Kessler received a Diplome from the Paris Business School (HEC) and a Doctorat d'Etat in economics from the University of Paris.

Andrew T. S. Lo 41 Chief Executive Officer, INVESCO Asia Pacific China(a)
Andrew T. S. Lo has served as a member of the Executive Board of our company since May 2001 and as Chief Executive Officer of INVESCO Asia Pacific since February 2001. He joined our company as Managing Director for INVESCO Asia in 1994. Mr. Lo began his career as Credit Analyst at Chase Manhattan Bank in 1984. He became Vice President of the Investment Management Group at Citicorp in 1988 and was Managing Director of Capital House Asia from 1990 to early 1994. Mr. Lo was Chairman of the Hong Kong Investment Funds Association from 1996 to 1997, a member of the Council to the Stock Exchange of Hong Kong from 1997 to February 2000, and a member of the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to March 2001. He received a BS and an MBA from Babson College in the U.S.

Bevis Longstreth 69 Non-Executive Director USA(b)(c)(d)
Bevis Longstreth has served as a Non-Executive Director of our company since 1993 and is Chairman of the Audit Committee. Mr. Longstreth is a retired partner of Debevoise & Plimpton, in New York, where he was a partner from 1970 through 1981 and from 1984 through 1997. He was a Commissioner of the Securities and Exchange Commission from 1981 to 1984. Mr. Longstreth is a frequent writer on issues of corporate governance, banking, and securities law, and is the author of Modern Investment Management and the Prudent Man Rule (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School. Mr. Longstreth is a Trustee of the College Retirement Equities Fund (CREF).

Robert F. McCullough 60 Director; Chief Financial Officer USA(a)
Robert McCullough has served as a Director and Chief Financial Officer of our company since 1996. Before joining our company, he was an accountant at Arthur Andersen in New York from 1964 until 1987. Mr. McCullough became a partner of Arthur Andersen in 1973 and managing partner of the Atlanta office in 1987, where he served until 1996. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. Mr. McCullough is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. He is a Director and member of the Audit Committee of Mirant Corporation.

James I. Robertson 45 Chief Executive Officer, AMVESCAP Group Services, Inc.
UK(a)
James Robertson has served as Chief Executive Officer of AMVESCAP Group Services, Inc. since February 2001 and as a member of the Executive Board of our company since March 1999. He joined our company as Director of Finance and Corporate Development for INVESCO Global's European division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became Managing Director, Global Strategic Planning, of our company in 1996. He holds an MA from Cambridge University. He is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers 41 Chief Executive Officer, INVESCO Division USA(a)
John Rogers became Chief Executive Officer of the INVESCO Division in January 2003. He has served as Chief Executive Officer of INVESCO Institutional and as a member of the Executive Board of our company since December 2000. He joined the company as Chief Investment Officer and President of INVESCO's Tokyo office in 1994 and became Chief Executive Officer and Co-Chief Investment Officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a BA cum laude from Yale University and an MA from Stanford University. He is a Chartered Financial Analyst and a member of the International Society of Financial Analysts.

Philip A. Taylor 48 Chief Executive Officer, AIM Trimark Investments Canada(a) Philip Taylor has served as Chief Executive Officer of AIM Trimark Investments since January 2002 and became a member of the Executive Board of our company in January 2003. He joined AIM Funds Management, Inc. in 1999 as Senior Vice President of Operations and Client Services and later became Executive Vice President and Chief Operating Officer. Mr. Taylor was President of Canadian retail broker Investors Group Securities Inc. from 1994 to 1997 and managing partner of Meridian Securities from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor received an Honours B. Comm degree from Carleton University and an MBA from the Schulich School of Business at York University.

Stephen K. West 74 Non-Executive Director USA(b)(c)(d)
Stephen West has served as a Non-Executive Director of our company since 1997. Mr. West was a Director of AIM from 1994 through 1997, when AIM was merged with one of our subsidiaries. From 1964 to 1998 he was a partner of Sullivan & Cromwell, based in New York, and he is presently senior counsel to the firm. Mr. West serves on the Boards of Directors of the Pioneer Funds and the Swiss Helvetia Fund, Inc. He is a graduate of Yale University and the Harvard Law School.

Mark H. Williamson 51 Chief Executive Officer, AIM Division USA(a)
Mark Williamson became Chief Executive Officer of the AIM Division in January 2003 and has served as a member of the Executive Board of our company since December 1999. He served as Chief Executive Officer of the Managed Products Division from February 2001 to December 2002 and as Chairman and Chief Executive Officer of INVESCO Funds Group Inc. from 1998 to December 2002. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named Managing Director in 1988. He became Chairman and Chief Executive Officer of NationsBank's mutual funds and brokerage subsidiaries in 1997. Mr. Williamson graduated from the University of Florida. He is a member of the Board of Governors of the Investment Company Institute and the Board of Directors of ICI Mutual Insurance Company.

Compensation of Directors and Senior Management

     Information for Messrs. de Franssu, Hain, Herrema, Lo, Robertson, Rogers, Ward, Williams and Williamson is included in the tables below under the references to other senior management as a group. Mr. Ward resigned as a member of our Executive Board in January 2002, and Mr. Williams resigned as a member of our Executive Board in December 2002. Messrs. Holt and Taylor became members of our Executive Board in January 2003. The other members of our Executive Board also serve as directors of our company and are not included in references to other senior management as a group.

     Salary, Bonus and Other Benefits

     The remuneration of our executive chairman, executive directors, other senior management and non-executive directors during the fiscal year ended December 31, 2002 is set forth in the following tables:

                             Salary       Bonus(1)       Benefits       Total
                          ((pound)000)  ((pound)000)   ((pound)000) ((pound)000)
                          ------------  ------------   ------------ ------------
Executive Chairman:
-------------------------

Charles W. Brady                   377         1,785            10         2,172

Executive Directors:
-------------------------

The Hon. Michael D. Benson         357           643             1         1,001
Michael J. Cemo(2)                 217         1,124             7         1,348
Gary T. Crum                       267           500            13           780
Robert H. Graham                   333           714            12         1,059
Hubert L. Harris, Jr.              294           536             8           838
Robert F. McCullough               275           536             5           816

Other Senior Management
as a Group (Nine Persons)        2,110         4,035            56         6,201
-------------------------

Non-Executive Directors:
-------------------------

Rex D. Adams                        67            --            --            67
Sir John Banham                     67            --            --            67
Joseph R. Canion(3)                 67            --            --            67
Denis Kessler                       67            --            --            67
Bevis Longstreth(3)                 67            --            --            67
Stephen K. West                     67            --            --            67
Alexander M. White(4)               67            --            --            67

--------------
(1) Approximately 6% of the sums included under Bonus for our executive chairman, executive directors and other senior management was paid into the AMVESCAP Global Stock Plan.
(2) Bonus amounts include commissions earned pursuant to approved commission schedules.
(3) A portion of the compensation was deferred pursuant to the AMVESCAP Deferred Fees Share Plan.
(4)  Mr. White died on November 5, 2002.

     Option Grants

     We granted the following options to purchase our Ordinary Shares to the following executive directors and other senior management during 2002. We did not grant any options to our non-executive directors during 2002.

                                                                                            Option
                                                                                           Exercise
                     Name                                     Number of Shares               Price              Expiration Date
                     ----                                     ----------------               -----              ---------------
Charles W. Brady                                                     700,000                 419.25p             November 2012
The Hon. Michael D. Benson                                           350,000                 419.25p             November 2012
Michael J. Cemo                                                      350,000                 419.25p             November 2012
Gary T. Crum                                                         350,000                 419.25p             November 2012
Robert H. Graham                                                     350,000                 419.25p             November 2012
Hubert L. Harris, Jr.                                                350,000                 419.25p             November 2012
Robert F. McCullough                                                 350,000                 419.25p             November 2012

Other senior management as a group (nine persons)                  1,945,580                 419.25p             November 2012


     Pension Rights

     Our executive directors and senior management participate in a defined contribution pension scheme. Our non-executive directors do not participate in any pension scheme. Contributions made in respect of executive directors' and other senior management's pension arrangements in 2002 were as follows:

                                                                     (pound)000
                                                                     ----------
    Charles W. Brady                                                        13
    The Hon. Michael D. Benson                                              34
    Michael J. Cemo                                                         18
    Gary T. Crum                                                            18
    Robert H. Graham                                                        19
    Hubert L. Harris, Jr.                                                   19
    Robert F. McCullough                                                    19

    Other senior management as a group (nine persons)                      139

     AMVESCAP Global Stock Plan

     We have established the AMVESCAP Global Stock Plan, which is a remuneration plan for key employees, who are designated as "Global Partners," under which a portion of a profit-linked bonus paid annually in respect of each Global Partner is deposited into a discretionary employee benefit trust, which then purchases Ordinary Shares in the open market. The plan trustee is State Street Bank and Trust Company. The Ordinary Shares purchased by the trust are allocated within the trust to participants and, provided they retain their position with us for a period of three years from the date of the bonus, such allocated shares will be distributed to the participants upon vesting unless they have made an election to defer distribution. Approximately (pound)23 million was paid into the AMVESCAP Global Stock Plan for the year ended December 31, 2002. The AMVESCAP Global Stock Plan owned approximately 19 million Ordinary Shares on February 28, 2003. On such date, our executive directors and other senior management had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the table below.

Name                                                             Interest
----                                                             --------
Charles W. Brady                                                  734,903
The Hon. Michael D. Benson                                        140,415
Michael J. Cemo                                                   119,889
Gary T. Crum                                                      154,104
Robert H. Graham                                                  270,068
Hubert L. Harris, Jr.                                             207,964
Robert F. McCullough                                              162,651

Other senior management as a group (nine persons)                 613,631

     We also have established a long-term incentive plan as part of the AMVESCAP Global Stock Plan to retain and motivate 47 key executives, representing the next generation of management. Our directors are not participants in this plan. The plan provides for the allocation of 25.5 million Ordinary Shares to those key executives. Awards range from 250,000 to 1,500,000 Ordinary Shares per person and vest in equal one-third installments starting on the fifth anniversary and ending on the seventh anniversary of the grant date. The plan is funded by Ordinary Shares purchased from time to time in the open market. The Ordinary Shares will be distributed to the participants as they vest. As of February 28, 2003, no member of senior management had vested interests in the long-term incentive plan.

     INVESCO Employee Stock Ownership Plan

     The INVESCO Employee Stock Ownership Plan (the "ESOP") was established for employees of certain of our U.S. subsidiaries. Participating subsidiaries made stock bonus contributions to the ESOP comprising cash and/or our securities in respect of their employees who participate in the ESOP. Accounts were established in respect of each participant's allocation of contributions to the ESOP, which were held by the trustee in accordance with the terms of the ESOP. Certain members of the Board and senior management participate in the ESOP. The ESOP was closed to further activity effective January 1, 2000. As of February 28, 2003, our executive directors and other senior management had the following interests in Ordinary Shares held by the ESOP:

Name                                                         Interest
----                                                         --------
Charles W. Brady                                               92,229
Hubert L. Harris, Jr.                                          85,211
Robert F. McCullough                                           12,684

Other senior management as a group (nine persons)              43,502


     AMVESCAP Executive Share Option Schemes

     Our executive directors and qualifying employees of our participating subsidiaries are eligible to be nominated for participation in various of our option plans (the "AMVESCAP Executive Share Option Schemes"). Options under the AMVESCAP Executive Share Option Schemes entitle the holder to acquire Ordinary Shares at a certain price. Options generally remain exercisable between the third and tenth anniversaries of the date of the grant. The AMVESCAP Executive Share Option Schemes contain limits upon the participation by each individual.

Board Practices

     Non-executive Directors. Non-executive directors do not have formal fixed term contracts; however, under our Articles of Association all directors are required to retire by rotation, and one third of our Board of Directors (the "Board") is required to seek re-election each year. Re-election is subject to shareholders' approval. Because Mr. West is over the age of 70 years, he is required to seek re-election each year. Mr. West is the only non-executive director seeking re-election in 2003. Assuming the current composition of the Board does not change, in addition to Mr. West, Mr. Canion will be required to seek re-election in 2004, and Messrs. Adams, Banham, Kessler and Longstreth will be required to seek re-election in 2005.

     Executive Directors. Executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to a maximum of twelve months. Executive directors' compensation arrangements are determined by the Remuneration Committee, which consists solely of non-executive directors. Mr. Benson is the only executive director seeking re-election in 2003. Messrs. Cemo and Crum will not be seeking re-election in 2003 and will retire with effect from the conclusion of the Annual General Meeting to be held on April 30, 2003. Assuming the current composition of the Board does not change, Messrs. Graham and McCullough will be required to seek re-election in 2004, and Messrs. Brady and Harris will be required to seek re-election in 2005.

     Executive Board. The Board has appointed an Executive Board to oversee and supervise the business and strategy of the executive management of the company as a whole and to approve and coordinate the activities of management committees for our four operating groups. As of February 28, 2003, the Executive Board consisted of Messrs. Benson, Brady, Cemo, Crum, de Franssu, Graham, Hain, Harris, Herrema, Holt, Lo, McCullough, Robertson, Rogers, Taylor and Williamson. Membership of the Executive Board may vary with the approval and consent of the Board. Members of the Executive Board serve until they resign from the Executive Board or the Board decides to change the membership of the Executive Board.

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

     In determining the sums available for the payment of incentives through the AMVESCAP Global Stock Plan, the Remuneration Committee takes into account the returns provided to our shareholders and our performance. In determining an individual's compensation, the Remuneration Committee considers the individual's performance measured against, among other factors, the achievement of personal and Board objectives and targets, including growth in earnings per share versus peer companies, achievement of long-term performance standards and goals, and other individual goals. Options are awarded on a merit basis, including our performance during the year.

     The remuneration policies implemented by the Remuneration Committee comply with the Best Practice Provisions of the Combined Code annexed to the Listing Rules of the London Stock Exchange. The Remuneration Committee met two times in 2002.

     Audit Committee. The Audit Committee consists solely of independent non-executive directors. Mr. Longstreth chairs the Audit Committee. The Audit Committee has written terms of reference.

     The Audit Committee is responsible for accounting and financial controls being in place, ensuring that auditing processes are properly coordinated and work effectively, reviewing the scope and results of the audit and its cost effectiveness, and ensuring the independence and objectivity of the auditors, including the nature and amount of non-audit work supplied by the auditors. The Audit Committee has direct access to our auditors. The Audit Committee receives periodic reports from management and our auditors on the system of internal controls and significant financial reporting issues. Our compliance function regularly reports on significant regulatory compliance matters. The Audit Committee met eight times in 2002.

     Nomination and Board Governance Committee. The Nomination and Board Governance Committee consists of all of the non-executive directors and the Executive Chairman. Sir John Banham chairs the Nomination and Board of Governance Committee. The Nomination and Board Governance Committee is responsible for the structure and composition of the Board and for matters of Board governance and effectiveness. The Nomination and Board Governance Committee carries out a formal selection process of candidates when necessary, and makes recommendations to the Board regarding appointments. The Nomination and Board Governance Committee met two times in 2002.

Employees

     As of December 31, 2002, we employed 7,581 people, of which approximately 70% were located in North America. See "Item 4. Information on the Company--Business Overview," above, for a breakdown of headcount by operating group as of December 31, 2002. As of December 31, 2001 and 2000, we employed 8,519 and 8,259 people, respectively. The decrease in headcount during 2002 was due to reductions in force we made during that year, and the increase in headcount during 2001 was due to acquisitions we made during the year. None of our employees is covered under collective bargaining agreements.

Share Ownership

     Ownership of Ordinary Shares

     The following table discloses, as of February 28, 2003 (unless otherwise indicated), holdings of Ordinary Shares by our directors and senior management:

                                ------------------------------------------------
                                          Ordinary       Percent of Outstanding
                                          Shares(1)          Ordinary Shares
                                ------------------------------------------------
Charles W. Brady(2)                       4,372,534                  *
Rex D. Adams                                 14,000                  *
Sir John Banham                               7,500                  *
The Hon. Michael D. Benson(2)                74,722                  *
Joseph R. Canion(3)                           2,000                  *
Michael J. Cemo(2)(4)                     6,791,389                  *
Gary T. Crum(2)(5)                       29,505,821                3.71%
Jean-Baptiste de Franssu(2)                       *                  *
Robert H. Graham(2)(6)                   29,938,221                3.77%
Robert C. Hain(2)                                 *                  *
Hubert L. Harris, Jr.(2)                    284,067                  *
Donald J. Herrema(2)                              *                  *
Denis Kessler(7)                              2,200                  *
Andrew Tak Shing Lo(2)                            *                  *
Bevis Longstreth(3)(8)                       70,440                  *
Robert F. McCullough(2)                      13,815                  *
James I. Robertson(2)                             *                  *
John D. Rogers(2)                                 *                  *
Hugh R. Ward(2)(9)                                *                  *
Stephen K. West                             209,439                  *
Alexander M. White(10)                      120,000                  *
Neil Williams(2)(11)                              *                  *
Mark H. Williamson(2)                             *                  *

--------------
* Less than 1%. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission.
(1) Ordinary Shares include shares held as American Depositary Shares but does not include options to purchase Ordinary Shares held by such individuals. For information regarding ownership of stock options, see "Options to Purchase Securities from AMVESCAP," below.
(2) Excludes (a) interests of Messrs. Brady, Benson, Cemo, Crum, de Franssu, Graham, Hain, Harris, Herrema, Lo, McCullough, Robertson, Rogers, Ward, Williams and Williamson in the AMVESCAP Global Stock Plan as set forth in the section entitled "AMVESCAP Global Stock Plan," above, and in the AMVESCAP Executive Share Option Schemes as set forth in the section entitled "Options to Purchase Securities from AMVESCAP," below; and (b) interests of Messrs. Brady, Harris, McCullough, Robertson, Rogers and Williamson in Ordinary Shares held in the ESOP, as set forth in the section entitled "INVESCO Employee Stock Ownership Plan," above.
(3) Excludes interests in 10,649 and 35,754 Ordinary Shares held by Messrs. Canion and Longstreth, respectively, pursuant to the AMVESCAP Deferred Fees Share Plan.
(4) Includes 250,000 Ordinary Shares owned by a non-profit corporation of which Mr. Cemo serves as an executive officer, as to which Mr. Cemo disclaims beneficial ownership.
(5) Includes (a) 350,000 Ordinary Shares owned by a non-profit corporation of which Mr. Crum serves as president, (b) 7,567,809 Ordinary Shares owned by a limited partnership with a limited liability corporation as its general partner of which Mr. Crum serves as chief executive officer, and (c) 201,577 Ordinary Shares owned by a trust of which Mr. Crum is co-trustee, as to all of which Mr. Crum disclaims beneficial ownership.

(6) Includes (a) 29,368,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner, and (b) 138,165 Ordinary Shares owned by a limited partnership with a trust as its general partner of which Mr. Graham serves as trustee.
(7)  Mr. Kessler became a director of our company in March 2002.
(8) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.
(9) Information as of January 2002, the month Mr. Ward resigned as a member of our Executive Board.
(10) Information as of November 5, 2002, the date of Mr. White's death.
(11) Information as of December 2002, the month Mr. Williams resigned as a member of our Executive Board.


     Options to Purchase Securities from AMVESCAP

     All outstanding options to purchase our shares have been issued under the AMVESCAP Executive Share Option Schemes and various AIM option plans.

     The table below is a summary of outstanding options to acquire Ordinary Shares held by our executive directors and senior management as of February 28, 2003. As of February 28, 2003, none of our non-executive directors had outstanding options to acquire Ordinary Shares:

--------------------------------------------------------------------------------
                                                 Option
Name                       Number of Shares   Exercise Price     Expiration Date
--------------------------------------------------------------------------------
Charles W. Brady                  500,000            244.0p        November 2006
                                  100,000            422.5p        November 2007
                                  250,000            432.0p        December 2008
                                  500,000            660.0p        December 2009
                                  200,000           1100.0p        November 2010
                                  300,000            950.0p        December 2011
                                  700,000           419.25p        November 2012
--------------------------------------------------------------------------------
The Hon. Michael D. Benson        100,000            422.5p        November 2007
                                  200,000            432.0p        December 2008
                                  200,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  350,000           419.25p        November 2012
--------------------------------------------------------------------------------
Michael J. Cemo                   100,000            422.5p        November 2007
                                  100,000            432.0p        December 2008
                                  200,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  350,000           419.25p        November 2012
--------------------------------------------------------------------------------
Gary T. Crum                      100,000            422.5p        November 2007
                                  100,000            432.0p        December 2008
                                  150,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  350,000           419.25p        November 2012
--------------------------------------------------------------------------------
Jean-Baptiste Douville de Franssu 200,000            244.0p        November 2006
                                   50,000            422.5p        November 2007
                                   25,000            416.0p         October 2008
                                   25,000            660.0p        December 2009
                                   45,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  245,000           419.25p        November 2012
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                 Option
Name                       Number of Shares   Exercise Price     Expiration Date
--------------------------------------------------------------------------------
Robert H. Graham                  100,000            422.5p        November 2007
                                  200,000            432.0p        December 2008
                                  250,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  350,000           419.25p        November 2012
--------------------------------------------------------------------------------
Robert C. Hain                    133,735            452.0p        December 2008
                                   75,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  300,000           419.25p        November 2012
--------------------------------------------------------------------------------
Hubert L. Harris, Jr.              25,000            242.0p           April 2006
                                  400,000            244.0p        November 2006
                                  100,000            422.5p        November 2007
                                  100,000            432.0p        December 2008
                                  150,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  350,000           419.25p        November 2012
--------------------------------------------------------------------------------
Donald J. Herrema                  58,080           1168.0p           March 2011
                                  150,000            950.0p        December 2011
                                  258,080           419.25p        November 2012
--------------------------------------------------------------------------------
Andrew Tak Shing Lo               200,000            244.0p         November2006
                                   50,000            422.5p        November 2007
                                   25,000            416.0p         October 2008
                                   25,000            660.0p        December 2009
                                   42,500           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  242,500           419.25p        November 2012
--------------------------------------------------------------------------------
Robert F. McCullough              200,000            242.0p           April 2006
                                  400,000            244.0p        November 2006
                                  100,000            422.5p        November 2007
                                  100,000            432.0p        December 2008
                                  150,000            660.0p        December 2009
                                  100,000           1100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  350,000           419.25p        November 2012
--------------------------------------------------------------------------------
James I. Robertson                200,000            244.0p        November 2006
                                   50,000            422.5p        November 2007
                                   75,000            416.0p         October 2008
                                  150,000            660.0p        December 2009
                                  100,000          1,100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  300,000           419.25p        November 2012
--------------------------------------------------------------------------------
John D. Rogers                    200,000            244.0p        November 2006
                                   50,000            422.5p        November 2007
                                   25,000            416.0p         October 2008
                                   25,000            660.0p        December 2009
                                  100,000          1,100.0p        November 2010
                                  150,000            950.0p        December 2011
                                  300,000           419.25p        November 2012
--------------------------------------------------------------------------------
Hugh R. Ward(1)                    25,000            660.0p        December 2009
                                   45,000          1,100.0p        November 2010
--------------------------------------------------------------------------------
Neil Williams(2)                  126,800            480.0p       September 2009
                                  100,000          1,100.0p        November 2010
                                  150,000            950.0p        December 2011

--------------------------------------------------------------------------------
                                                 Option
Name                       Number of Shares   Exercise Price     Expiration Date
--------------------------------------------------------------------------------
Mark H. Williamson                100,000             416.0p        October 2008
                                  100,000             660.0p       December 2009
                                  100,000           1,100.0p       November 2010
                                  150,000             950.0p       December 2011
                                  300,000            419.25p       November 2012

--------------
(1)  Mr. Ward resigned as a member of our Executive Board in January 2002.
(2)  Mr. Williams resigned as a member of our Executive Board in December 2002.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

     The following table discloses, as of February 28, 2003, the number of Ordinary Shares owned by each person, other than our current directors and senior management, whom we know to be a beneficial owner of 3% or more of our outstanding Ordinary Shares:


                 ---------------------------------------------------------------
                      Shares Beneficially Owned and Percentage of Class(1)
                 ---------------------------------------------------------------
                                                      Percent of Outstanding
                        Ordinary Shares(2)               Ordinary Shares
                 ---------------------------------------------------------------
Charles T. Bauer            31,311,412                        3.94%
AIC Limited(3)              42,853,254                        5.28%
Barclays plc                24,162,563                        3.04%

--------------
(1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares into which Exchangeable Shares beneficially owned by such person are exchangeable are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
(2)  Ordinary Shares include shares held as American Depositary Shares.
(3) Holdings of AIC Limited include 25,631,806 Ordinary Shares deemed to be beneficially owned by AIC Limited by virtue of its management of a number of mutual funds that hold Ordinary Shares or ADSs as a portfolio investment and 17,221,448 Exchangeable Shares (constituting 49.35% of outstanding Exchangeable Shares) deemed to be beneficially owned by AIC Limited by virtue of its management of a number of its mutual funds that hold Exchangeable Shares as a portfolio investment.

     Mr. Bauer's holdings of Ordinary Shares decreased during the period from January 1, 1999 through December 31, 2002 from approximately 9.00% to 3.94% as a result of sales and charitable gifts, as well as increases in the number of outstanding Ordinary Shares. Major shareholders do not have different voting rights from owners of less than 3% of our Ordinary Shares.

     A total of 794,458,435 Ordinary Shares were issued and outstanding on February 28, 2003, of which 34,150,035 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in American Depositary Receipt form) and 17,656,022 Ordinary Shares were represented by American Depositary Shares evidenced by American Depositary Receipts issued by the Depositary. On February 28, 2003, the number of holders of record of the Ordinary Shares was 16,352, the number of holders of record of Ordinary Shares in the U.S. was 106 and the number of registered holders of the American Depositary Shares was 53. Because certain of these Ordinary Shares and American Depositary Shares were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of the beneficial holders.

     We are not directly or indirectly owned or controlled by any other corporations, foreign governments or other persons. We are not aware of any arrangement the operation of which might result in a change in the control of the company.

Related Party Transactions

     None.

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

Dividend Distributions

     For information on our policy regarding dividend distributions, see "Item
3. Key Information--Dividends," above, and "Item 10. Additional Information," below.

Significant Changes in Financial Information

     No significant change in our financial information has occurred since the date of our annual financial statements included in this Form 20-F.

Item 9.  The Offer and Listing

Nature of Trading Market and Price History

     The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the London Stock Exchange, based on its Daily Price Official List, and the high and low reported sale prices for the American Depositary Shares on the New York Stock Exchange at the closing of each trading day. The Ordinary Shares are listed on the London Stock Exchange and the SBF--Paris Bourse, are traded on the Frankfurt Stock Exchange, and are reported under the symbol "AVZ" on all three exchanges. The American Depositary Shares are listed and traded on the New York Stock Exchange under the symbol "AVZ." Each American Depositary Share represents two Ordinary Shares.

                                                        Ordinary Shares             American Depositary Shares(1)
                                                        ---------------             -----------------------------
                                                      High              Low            High               Low
                                                      ----              ---            ----               ---
February                           2003              360.00p           265.00p         $11.91            $8.65
January                            2003              433.50p           312.50p         $13.54            $10.78
December                           2002              504.50p           372.50p         $15.05            $12.21
November                           2002              478.00p           375.00p         $14.88            $12.43
October                            2002              412.00p           239.00p         $13.04            $7.98
September                          2002              435.00p           290.75p         $12.89            $9.42

                                                        Ordinary Shares              American Depositary Shares(1)
                                                        ---------------             -----------------------------
                                                      High              Low             High              Low
                                                      ----              ---             ----              ---
Fourth Quarter                     2002              504.50p           239.00p         $15.05            $7.98
Third Quarter                      2002              550.00p           290.75p         $16.39            $9.42
Second Quarter                     2002              987.00p           480.00p         $27.65            $15.90
First Quarter                      2002            1,120.00p           788.00p         $31.10            $23.32
Fourth Quarter                     2001            1,107.50p           683.00p         $30.35            $20.97
Third Quarter                      2001            1,270.00p           530.00p         $35.50            $17.90
Second Quarter                     2001            1,392.00p           960.00p         $39.10            $28.25
First Quarter                      2001            1,620.00p           847.00p         $47.25            $26.00

                        Ordinary Shares              American Depositary Shares(1)
                        ---------------             -----------------------------
                     High              Low             High              Low
                     ----              ---             ----              ---
   2002            1,120.00p           239.00p         $31.10            $7.98
   2001            1,620.00p           530.00p         $47.25            $17.90
   2000            1,750.00p           590.00p         $50.60            $20.75
   1999              745.00p           425.00p         $23.10            $14.40
   1998              775.00p           246.50p         $24.90            $8.63

--------------
(1) American Depositary Share prices have been adjusted to reflect the change in the Ordinary Share per American Depositary Share ratio to one American Depositary Share per two Ordinary Shares effected on November 8, 2000 and the previous change in the Ordinary Share per American Depositary Share ratio to one American Depositary Share per five Ordinary Shares effected in April 1998.

Item 10.  Additional Information

Memorandum and Articles of Association

     Our Memorandum of Association provides that our principal objects are, among other things, to carry on the business of an investment holding company and to subscribe for, purchase or otherwise acquire and hold shares, debentures or other securities of any other company or body corporate and to acquire and undertake the whole or any part of the business, property and liabilities of any company or body corporate carrying on any business and to sell or deal in or otherwise dispose of any shares, debentures or other securities or property including any business or undertaking of any other company or any other assets or liabilities. Our objects are set out in full in clause 4 of our Memorandum of Association. Our Memorandum of Association, all material agreements discussed in this Form 20-F and all documents filed as exhibits to this Form 20-F are available for inspection at our registered office at 30 Finsbury Square, London, EC2A 1AG, United Kingdom.

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

     Generally, the Board may exercise the power to borrow or raise money as it deems necessary for our purposes, subject to an aggregate limit of the greater of (pound)150 million or a sum equal to three times the adjusted share capital of AMVESCAP PLC as it appears on our latest audited consolidated balance sheets. This limit may be varied by action of our shareholders in general meeting.

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

     Subject to any special voting rights, and if all shares owned have been fully paid for, every shareholder (or shareholder on a poll) who is present in person or by proxy has one vote for every four Ordinary Shares. On a poll, every shareholder who is present in person or by proxy has one vote for every (pound)1 in the aggregate paid up in respect of the nominal amount of Ordinary Shares. The special voting share, par value 25 pence, that we issued in connection with the issuance of Exchangeable Shares by one of our subsidiaries (the "Special Voting Share"), has one vote in addition to any votes that may be cast by holders of Exchangeable Shares (other than us). On a poll, the holder of the Special Voting Share has one vote for every four Exchangeable Shares that have been voted by holders of such Exchangeable Shares (other than us). A holder of Exchangeable Shares other than us can instruct the holder of the Special Voting Share to appoint that person as proxy to attend meetings on behalf of his own interests in the Exchangeable Shares.

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

     Restrictions on our ability to declare and pay dividends are described in "Item 5. Operating and Financial Review and Prospects," above, and in Note 15 to our Consolidated Financial Statements, below.

Material Contracts

     The contracts described below (not being contracts entered into in the ordinary course of business) have been entered into by us and/or our subsidiaries since January 1, 2001 and, as of the date of this document, contain provisions under which we or one or more of our subsidiaries have an obligation or entitlement which is or may be material to us. This discussion should be read in conjunction with the agreements described below, each of which is filed as an exhibit to this Form 20-F or incorporated herein by reference.

     (i)  Agreements relating to the acquisition of National Asset Management
          Corporation:

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

     (ii) Agreements relating to the acquisition of Pell Rudman & Co., Inc. and Rothschild/Pell Rudman, Inc.:

          (a) Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc. (the "Pell Rudman Stock Purchase Agreement") -

     The Pell Rudman Stock Purchase Agreement specifies the terms pursuant to which INVESCO North American Holdings, Inc., an indirect wholly owned subsidiary of ours, purchased all of the common stock of Pell Rudman & Co., Inc. and Rothschild/Pell Rudman, Inc. on August 2, 2001. On that date, the sellers of the common stock received consideration of (pound)122.8 million. Under the Pell Rudman Stock Purchase Agreement, the sellers will receive additional consideration for the common stock (the "Additional Consideration") no later than sixty days following each of August 2, 2002 and August 2, 2003. The Additional Consideration is determined based on certain revenue and billing metrics calculated as of each of those dates, except that in no event shall the Additional Consideration paid to the sellers exceed (pound)19.0 million.

     (iii) Agreements relating to our revolving credit facilities:

          (a) Five Year Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent -

     The Five Year Credit Agreement sets forth the terms under which the Lenders provide us a revolving credit facility in the initial principal amount of up to $900 million. The credit facility terminates on June 18, 2006, unless that date is extended by agreement of the parties or the credit facility is earlier terminated due to an event of default by us under the Five Year Credit Agreement that remains uncured after the expiration of an applicable cure period, if any. Under the Five Year Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender's commitment in a percentage per annum ranging from 0.100% to 0.300%, depending upon our financial performance, as well as agents' fees as agreed from time to time. Interest on advances is based on a base rate per annum, computed from time to time, of the greater of Bank of America's prime rate or 0.5% per annum above the Federal Funds Rate, plus a margin for certain eurocurrency rate advances of a percentage per annum ranging from 0.400% to 0.700%, depending upon our financial performance. The Five Year Credit Agreement contains standard terms and conditions for facilities of this type, including making advances contingent on the veracity of representations and warranties made by us and the non-occurrence of events of default under the Five Year Credit Agreement, and requiring us to comply with certain affirmative and negative covenants with respect to, among others, the granting of material liens on our property and the property of our subsidiaries, the making of material loans by us, mergers, consolidations and sales of substantially all of the assets of us or our subsidiaries, payment of dividends and maintenance of financial covenants. Under the Five Year Credit Agreement, advances are contingent on the execution and delivery of a guaranty of our obligations under the Five Year Credit Agreement by certain of our subsidiaries, which guaranty is described below.

          (b) Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to our obligations under the Five Year Credit Agreement (the "Five Year Guaranty") -

     The Five Year Guaranty sets forth the terms under which the various subsidiaries of ours named in the Five Year Guaranty agree to unconditionally and irrevocably guarantee the payment, when due, of our obligations under the Five Year Credit Agreement. The Five Year Guaranty contains terms and conditions standard to guaranties of this type.

          (c) 364-Day Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent -

     The 364-Day Credit Agreement sets forth the terms under which the Lenders provide us a revolving credit facility in an initial principal amount of up to $200 million. The credit facility terminates on June 17, 2002, unless that date is extended by agreement of the parties or the credit facility is earlier terminated due to an event of default by us under the 364-Day Credit Agreement that remains uncured after the expiration of an applicable cure period, if any. Under the 364-Day Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender's commitment in a percentage per annum ranging from 0.085% to 0.200%, depending upon our financial performance, as well as agents' fees as agreed from time to time. Interest on advances is based on a base rate per annum, computed from time to time, of the greater of Bank of America's prime rate or 0.5% per annum above the Federal Funds Rate, plus a margin for certain eurocurrency rate advances of a percentage per annum ranging from 0.415% to 0.800%, depending upon our financial performance. The 364-Day Credit Agreement contains standard terms and conditions for facilities of this type that mirror those in the Five Year Credit Agreement. Under the 364-Day Credit Agreement, advances are contingent on the execution and delivery of a guaranty of our obligations under the 364-Day Credit Agreement by certain of our subsidiaries, which guaranty is described below.

     The 364-Day Credit Agreement was extended for an additional 364 days on June 17, 2003 by agreement of the parties.

          (d) Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to our obligations under the 364-Day Credit Agreement (the "364-Day Guaranty") -

     The 364-Day Guaranty sets forth the terms under which the various subsidiaries of ours named in the 364-Day Guaranty agree to unconditionally and irrevocably guarantee the payment, when due, of our obligations under the 364-Day Credit Agreement. The 364-Day Guaranty contains terms and conditions standard to guaranties of this type.

     (iv) Agreements relating to the issuance of our 5.90% Senior Notes due 2007 (the "2007 Senior Notes"):

          (a) Indenture, dated as of December 17, 2001, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank. (the "2007 Senior Notes Indenture") -

     The 2007 Senior Notes Indenture sets forth the terms pursuant to which we created and issued the 2007 Senior Notes, in the aggregate principal amount of $300 million, to the initial purchasers of the 2007 Senior Notes (the "2007 Senior Notes Initial Purchasers"). Interest accrues on the 2007 Senior Notes at the rate of 5.90% per year, which is to be paid on January 15 and July 15 of each year beginning on July 15, 2002, and the 2007 Senior Notes have a maturity date of January 15, 2007. Under the Indenture, we can issue additional notes with the same ranking, interest rate, maturity date, redemption rights and other terms as the 2007 Senior Notes. Pursuant to the 2007 Senior Notes Indenture, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "2007 Senior Notes Guarantors") agree unconditionally and irrevocably to guarantee the payment of principal and interest on the 2007 Senior Notes. The 2007 Senior Notes Indenture provides that we may redeem some or all of the 2007 Senior Notes at any time at a redemption price calculated under the terms of the 2007 Senior Notes Indenture. Under the 2007 Senior Notes Indenture, we may be required to pay additional amounts to the holders of the 2007 Senior Notes if, due to tax law changes or our failure to list or maintain the listing of the 2007 Senior Notes on a stock exchange recognized under the tax laws of the United Kingdom, we are required to withhold or deduct withholding taxes on payments made to the holders of the 2007 Senior Notes, except that, if either of such events occurs, we have certain rights of redemption under the 2007 Senior Notes Indenture. The 2007 Senior Notes Indenture also includes provisions limiting our and the 2007 Senior Notes Guarantors' rights to engage in a merger, consolidation or sale of substantially all of our or their assets and provides us with certain rights of defeasance and covenant defeasance.

          (b) Registration Rights Agreement, dated as of December 12, 2001, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative of the Initial Purchasers (the "2007 Senior Notes Registration Rights Agreement") -

     The 2007 Senior Notes Registration Rights Agreement requires us to file with the Securities and Exchange Commission, no later than April 15, 2002, a registration statement with respect to a new issue of notes identical in all material respects to the 2007 Senior Notes (the "2007 Exchange Notes"), and use best efforts to cause the registration statement to be declared effective not later than June 15, 2002. Once the registration statement has been declared effective, we are required to give holders of the 2007 Senior Notes who are not our affiliates (or who are otherwise prevented by the Securities Act of 1933 (the "Securities Act") and applicable staff interpretations thereunder from doing so) the opportunity to exchange the 2007 Senior Notes for the 2007

Exchange Notes. In certain cases, including a change in the law or applicable interpretations thereof, we will be required, in lieu of filing a registration statement with respect to the 2007 Exchange Notes, to file, and to use best efforts to cause to be declared effective, a shelf registration statement covering resales of the 2007 Senior Notes. We also have agreed to use best efforts to cause such shelf registration to remain effective until the 2007 Senior Notes are available for sale without restrictions imposed by the Securities Act. If we default on our obligations under the 2007 Senior Notes Registration Rights Agreement, following the expiration of any applicable cure period, if any, additional amounts shall accrue daily on the 2007 Senior Notes at the rate of 0.25% per year until the default is cured. The additional amounts will be payable in cash at the time interest payments are made to the holders under the terms of the 2007 Senior Notes Indenture.

          (c) Guarantee, dated December 17, 2001, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "2007 Senior Notes Guarantee")

     The 2007 Senior Notes Guarantee sets forth the terms under which the parties executing the 2007 Senior Notes Guarantee agree to unconditionally guarantee to the holders of the 2007 Senior Notes the payment of principal and interest on the 2007 Senior Notes when due.

     (v) Agreements relating to the issuance of our 5.375% Senior Notes due 2013 (the "2013 Senior Notes")

          (a) Indenture, dated as of February 27, 2003, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank. (the "2013 Senior Notes Indenture") -

     The 2013 Senior Notes Indenture sets forth the terms pursuant to which we created and issued the 2013 Senior Notes, in the aggregate principal amount of $350 million, to the initial purchasers of the 2013 Senior Notes (the "2013 Senior Notes Initial Purchasers"). Interest accrues on the 2013 Senior Notes at the rate of 5.375% per year, which is to be paid on February 27 and August 27 of each year beginning on August 27, 2003, and the 2013 Senior Notes have a maturity date of February 27, 2013. Under the 2013 Senior Notes Indenture, we can issue additional notes with the same ranking, interest rate, maturity date, redemption rights and other terms as the 2013 Senior Notes. Pursuant to the 2013 Senior Notes Indenture, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "2013 Senior Notes Guarantors") agree unconditionally and irrevocably to guarantee the payment of principal and interest on the 2013 Senior Notes. The 2013 Senior Notes Indenture provides that we may redeem some or all of the 2013 Senior Notes at any time at a redemption price calculated under the terms of the 2013 Senior Notes Indenture. Under the 2013 Senior Notes Indenture, we may be required to pay additional amounts to the holders of the 2013 Senior Notes if, due to tax law changes or our failure to list or maintain the listing of the 2013 Senior Notes on a stock exchange recognized under the tax laws of the United Kingdom, we are required to withhold or deduct withholding taxes on payments made to the holders of the 2013 Senior Notes, except that, if either of such events occurs, we have certain rights of redemption under the 2013 Senior Notes Indenture. The 2013 Senior Notes Indenture also includes provisions limiting our and the 2013 Senior Notes Guarantors' rights to engage in a merger, consolidation or sale of substantially all of our or their assets and provides us with certain rights of defeasance and covenant defeasance.

          (b) Registration Rights Agreement, dated as of February 27, 2003, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative of the Initial Purchasers (the "2013 Senior Notes Registration Rights Agreement") -


     The 2013 Senior Notes Registration Rights Agreement requires us to file with the Securities and Exchange Commission, no later than May 28, 2003, a registration statement with respect to a new issue of notes identical in all material respects to the 2013 Senior Notes (the "2013 Exchange Notes"), and use best efforts to cause the registration statement to be declared effective not later than July 27, 2003. Once the registration statement has been declared effective, we are required to give holders of the 2013 Senior Notes who are not our affiliates (or who are otherwise prevented by the Securities Act of 1933 (the "Securities Act") and applicable staff interpretations thereunder from doing so) the opportunity to exchange the 2013 Senior Notes for the 2013 Exchange Notes. In certain cases, including a change in the law or applicable interpretations thereof, we will be required, in lieu of filing a registration statement with respect to the 2013 Exchange Notes, to file, and to use best efforts to cause to be declared effective, a shelf registration statement covering resales of the 2013 Senior Notes. We also have agreed to use best efforts to cause such shelf registration to remain effective until the 2013 Senior Notes are available for sale without restrictions imposed by the Securities Act. If we default on our obligations under the 2013 Senior Notes Registration Rights Agreement, following the expiration of any applicable cure period, if any, additional amounts shall accrue daily on the 2013 Senior Notes at the rate of 0.25% per year until the default is cured. The additional amounts will be payable in cash at the time interest payments are made to the holders under the terms of the 2013 Senior Notes Indenture.

          (c) Guarantee, dated February 27, 2003, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "2013 Senior Notes Guarantee")

     The 2013 Senior Notes Guarantee sets forth the terms under which the parties executing the 2013 Senior Notes Guarantee agree to unconditionally guarantee to the holders of the 2013 Senior Notes the payment of principal and interest on the 2013 Senior Notes when due.

Exchange Controls

     There are currently no U.K. or U.S. foreign exchange control restrictions on the import or export of capital, on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of our operations.

Taxation

     This section summarizes the principal U.S. and U.K. tax consequences to U.S. Holders (defined below) that own our Ordinary Shares or American Depositary Shares. Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own American Depositary Shares. "U.S. Holders" is used in this section to refer to
(i) U.S. citizens, (ii) U.S. residents, (iii) U.S. corporations, (iv) U.S. partnerships and (v) U.S. citizens that are resident outside the U.S. and the U.K. and are subject to U.S. taxation on worldwide income regardless of its source. "U.S. Holders" does not include (i) U.S. citizens that are resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) U.S. corporations that hold 10% or more of our voting stock. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Income Tax Treaty." The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Estate Tax Treaty."

     U.S. Holders who own our Ordinary Shares or American Depositary Shares generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:

------------------------------------------------------------------------------------------------------------------------------------
Transaction                                    U.S. Company                                        U.K. Company
------------------------------------------------------------------------------------------------------------------------------------

Purchase of shares              No U.S. tax ramifications                   No U.S. or U.K. tax ramifications; U.K. stamp duty or
                                                                            stamp duty reserve tax may be applicable(1).
------------------------------------------------------------------------------------------------------------------------------------
Ownership of shares             Entire dividend taxable in U.S.; no         No U.K. withholding tax on dividends received(3);
   (dividends)                  withholding tax on dividends received(2)    dividend received plus tax credit is taxable in
                                                                            U.S.(2)(3); U.S.foreign tax credit may be claimed(4).
------------------------------------------------------------------------------------------------------------------------------------
Disposition of shares           Gain on sale of shares is taxable in        Gain on sale of shares is taxable in U.S.(5); U.S. rules
                                U.S.(5); U.S. rules would treat gain as     short- or long-term depending on holding period; no U.K.
                                capital in nature; capital gain is either   tax  to a U.S. Holder(5); U.K. stamp duty or stamp duty
                                short- or long-term depending on holding    reserve tax may be applicable(1).
                                period
------------------------------------------------------------------------------------------------------------------------------------
Other transfers                 U.S. estate and gift rules apply            U.K. inheritance tax would not apply to individuals that
(estate or gift)                                                            are domiciled in the U.S. or are not considered to be a
                                                                            U.K. national(both determinations made under the
                                                                            U.S./U.K. Estate Tax Treaty)(6); U.S. estate and gift
                                                                            rules apply; treaty provisions provide for a tax credit
                                                                            if U.S. Holder is subject to tax in U.S. and U.K.(6);
                                                                            U.K. stamp duty or stamp duty reserve tax may be
                                                                            applicable(1).
------------------------------------------------------------------------------------------------------------------------------------

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

(2) A distribution is a dividend for U.S. income tax purposes if it is paid out of either current or accumulated earnings and profits of a company (as determined under U.S. federal income tax rules). These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company. The U.K. does not have a withholding tax in respect of dividends.

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

     The above discussion is based on current U.S. and U.K. laws and current interpretations of these laws in effect as of the date of filing of this Annual Report on Form 20-F. The laws and/or the interpretation of these laws are subject to change and any changes may be made retroactively to include transactions that occurred in an earlier year. On July 24, 2001, a new treaty was signed between the U.S. and the U.K. (the "New U.S./U.K. Income Tax Treaty") that was intended to replace the U.S./U.K. Income Tax Treaty. The New U.S./U.K. Income Tax Treaty has been ratified by the legislatures of the U.S. and the U.K.; however, as of the date of this Annual Report on Form 20-F, the New U.S./U.K. Income Tax Treaty has not entered into force because there has not been a formal exchange of instruments of ratification by the U.S. and the U.K. It is not anticipated that the New U.S./U.K. Income Tax Treaty will alter the U.S. and U.K. tax consequences to U.S. Holders described above. In addition, the above discussion relies on representations of the Depositary and assumes that the terms and conditions of the Deposit Agreement will be followed.

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

     Trading in financial instruments for customer related transactions only occurs in our German and Austrian subsidiaries, which conduct treasury operations for their clients. This activity involves both the acceptance and placement of client deposits and loans and the execution of clients' foreign currency and interest rate derivative contracts. Interest rate, liquidity and currency risks arising from these transactions are actively managed to minimize any residual exposure to us.

     At December 31, 2002, 81% of our borrowings had an interest rate that was fixed for an average period of 2.2 years. The remainder of our borrowings had a floating rate.

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

Item 15.  Controls and Procedures

     As of a date within 90 days prior to the filing date of this Form 20-F, our Executive Chairman and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based on that evaluation, they have concluded that, as of the evaluation date, our disclosure controls and procedures are reasonably designed to alert them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.

     Since the evaluation date referenced above, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

Item 16.  [Reserved]

     Not applicable.

                                    PART III


Item 17.  Financial Statements

     Our Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

Item 18.  Financial Statements

     Not applicable.

Item 19.  Exhibits

Exhibits:
---------

     1.1 Memorandum of Association of AMVESCAP, incorporating amendments up to and including July 20, 2000, incorporated by reference to exhibit 1.1 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     1.2 Articles of Association of AMVESCAP, adopted on July 20, 2000, as amended on April 26, 2002, incorporated by reference to exhibit 4.2 to AMVESCAP's Registration Statement on Form S-8 (file no. 333-103609), filed with the Securities and Exchange Commission on March 5, 2003.

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

     2.9 Five Year Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent, incorporated by reference to exhibit 2.10 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     2.10 Instrument, dated August 31, 2001, constituting (pound)4,500,000 Five Per Cent Fixed Rate Unsecured Loan Notes, incorporated by reference to exhibit 2.11 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     2.11 Indenture, dated as of December 17, 2001, for AMVESCAP's 5.90% Senior Notes Due 2007 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     2.12 Indenture, dated as of February 27, 2003, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank.

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

     4.4 Amendment No. 4 to Facility Documents dated as of August 24, 2001 among A I M Management Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., Citibank, N.A., Bankers Trust Company and Citicorp North America, Inc., incorporated by reference to exhibit 4.4 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

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

     4.11 Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc, incorporated by reference to exhibit 4.11 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     4.12 Amendment No. 1 to Stock Purchase Agreement, dated as of August 2, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002

     4.13 Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to AMVESCAP's obligations under the Five Year Credit Agreement, incorporated by reference to exhibit 4.13 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     4.14 364-Day Credit Agreement, dated as of June 18, 2001, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent, incorporated by reference to exhibit 4.14 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     4.15 Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to AMVESCAP's obligations under the 364-Day Credit Agreement, incorporated by reference to exhibit 4.15 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     4.16 Registration Rights Agreement, dated as of December 12, 2001, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative for the Initial Purchasers, incorporated by reference to exhibit 4.16 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     4.17 Guarantee, dated December 17, 2001, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.17 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

     4.18 AMVESCAP Global Stock Plan, Amended and Restated Effective as of December 1, 2002.

     4.19 Registration Rights Agreement, dated as of February 27, 2003, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative of the Initial Purchasers.

     4.20 Guarantee, dated February 27, 2003, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc.

     8 Information on Significant Subsidiaries, incorporated by reference to the chart and description of business in Item 4 of this Annual Report on Form 20-F.

     10.1 Consent of Ernst & Young LLP.

     10.2 Certification of Charles W. Brady Pursuant to 18 U.S.C. 1850, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     10.3 Certification of Robert F. McCullough Pursuant to 18 U.S.C. 1850, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on March 27, 2003.

                                             AMVESCAP PLC


                                             /s/ Robert F. McCullough
                                             ----------------------------------

                                             Robert F. McCullough
                                             Chief Financial Officer

                                  CERTIFICATION

I, Charles W. Brady, the Executive Chairman of AMVESCAP PLC, certify that:

1.   I have reviewed this annual report on Form 20-F of AMVESCAP PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date:    March 27, 2003





/s/      Charles W. Brady
--------------------------------

Charles W. Brady
Executive Chairman

                                  CERTIFICATION

I, Robert F. McCullough, the Chief Financial Officer of AMVESCAP PLC, certify that:

1.   I have reviewed this annual report on Form 20-F of AMVESCAP PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date:    March 27, 2003





/s/      Robert F. McCullough
--------------------------------

Robert F. McCullough
Chief Financial Officer

                         AMVESCAP PLC AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                               Page
                                                                                                                               ----
Report of Independent Auditors...........................................................................................      F-2

Report of Prior Period Independent Auditors..............................................................................      F-3

Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000...................................      F-4

Consolidated Statements of Total Recognized Gains and Losses for the Years Ended December 31, 2002, 2001 and 2000........      F-4

Consolidated Balance Sheets as of December 31, 2002 and 2001.............................................................      F-5

Consolidated Shareholders' Funds for the Years Ended December 31, 2002, 2001 and 2000....................................      F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000...............................      F-7

Notes to the Consolidated Financial Statements...........................................................................      F-8


REPORT OF INDEPENDENT AUDITORS


To The Directors of AMVESCAP PLC:

We have audited the accompanying consolidated balance sheet of AMVESCAP PLC as of December 31, 2002 and the related consolidated statements of income, total recognized gains and losses, shareholders' funds, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of AMVESCAP PLC for the years ended December 31, 2001 and 2000, were audited by other auditors whose report dated March 8, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with United Kingdom auditing standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMVESCAP PLC at December 31, 2002 and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those generally accepted in the United States (see Note 23 of Notes to the Consolidated Financial Statements).

As discussed above, the financial statements of AMVESCAP PLC as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. As described in Note 1, amounts relating to the banking and insurance activities have been reclassified in the consolidated balance sheet in fixed assets, current assets and creditors and in the consolidated cash flows statements. In addition, as described in Note 1, amounts relating to share premium and other reserves have been reclassified in the consolidated balance sheet and consolidated shareholders' funds to conform to section 131 of the Companies Act 1985 of Great Britain. Our procedures included testing the mathematical accuracy of the reclassifications. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.




/s/ Ernst & Young LLP
London, England
February 28, 2003

REPORT OF INDEPENDENT AUDITORS:  ARTHUR ANDERSEN


The following report was issued by Arthur Andersen on March 8, 2002 to AMVESCAP PLC and is included in our Annual Report on Form 20-F in respect of the years ended December 31, 2001 and 2000, which was filed with the US Securities and Exchange Commission on April 4, 2002. Arthur Andersen ceased trading on August 31, 2002 and hence it is not possible to obtain a re-signed opinion.

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

/s/ Arthur Andersen
Chartered Accountants and Registered Auditors
180 Strand, London, WC2R 1BL
March 8, 2002

CONSOLIDATED STATEMENTS OF INCOME

for the year ended December 31

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2002               2001               2000
                                                                              (pound)'000        (pound)'000        (pound)'000
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                        1,345,263          1,619,847          1,628,662
Expenses:
     Operating                                                                  (978,338)        (1,096,487)        (1,039,751)
     Exceptional (note 2)                                                        (69,248)           (59,997)           (51,804)
     Goodwill amortization                                                      (149,415)                              (56,417)
                                                                                                   (137,477)
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                  148,262            325,886            480,690
Investment income (note 4)                                                          6,561             10,433             17,147
Interest expense (note 5)                                                        (52,558)           (55,881)           (51,604)
-------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                            102,265            280,438            446,233
Taxation (note 7)                                                                (85,372)          (125,635)          (145,505)
-------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                      16,893            154,803            300,728
Dividends (note 8)                                                               (93,479)           (89,260)           (75,827)
-------------------------------------------------------------------------------------------------------------------------------
Retained profit for the year                                                     (76,586)             65,543            224,901
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share before goodwill amortization and exceptional items (note 9):
     -basic                                                                         27.5p              41.2p              57.5p
     -diluted                                                                       27.2p              40.0p              54.7p
Earnings per share:
     -basic                                                                          2.1p              19.2p              44.4p
     -diluted                                                                        2.1p              18.6p              42.3p
===============================================================================================================================


CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

for the year ended December 31

-------------------------------------------------------------------------------------------------------------------------------
                                                                                      2002              2001               2000
                                                                               (pound)'000       (pound)'000        (pound)'000
----------------------------------------------------------------------- ------------------- ----------------- ------------------
Profit for the financial year                                                       16,893           154,803            300,728
Currency translation differences on investments
   in overseas subsidiaries                                                         55,861          (12,941)           (45,979)
-------------------------------------------------------------------------------------------------------------------------------
Total recognized gains and losses for the year                                      72,754           141,862            254,749
Prior year FRS 19 adjustment                                                            --            26,921                 --
-------------------------------------------------------------------------------------------------------------------------------
Total recognized gains and losses                                                   72,754           168,783            254,749
===============================================================================================================================

The accompanying notes form part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                              2001
                                                                   (pound)'000       (pound)'000      (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Goodwill (note 10)                                                                     2,542,306                         2,696,045
Investments (note 11)                                                                    248,408                           224,282
Tangible assets (note 12)                                                                197,060                           213,579
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       2,987,774                         3,133,906
Current assets
Debtors (note 13)                                                      725,547                            882,516
Investments (note 11)                                                   69,195                             81,495
Cash                                                                   355,111
                                                                                                          350,978
------------------------------------------------------------------------------------------------------------------------------------
                                                                     1,149,853                          1,314,989

Current liabilities (note 14)
Current maturities of long-term debt                                 (222,089)                          (125,828)
Creditors                                                            (917,216)                        (1,025,344)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   (1,139,305)                        (1,151,172)

Net current assets                                                                        10,548                           163,817

Total assets less current liabilities                                                  2,998,322                         3,297,723
Long-term debt (note 15)                                                               (595,600)                         (844,285)
Provisions for liabilities and charges (note 16)                                       (119,234)                         (171,974)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                             2,283,488                         2,281,464
====================================================================================================================================

Capital and reserves
Called up share capital (note 20)                                                        198,614                           196,037
Share premium account                                                                    619,250                           552,524
Exchangeable shares (note 20)                                                            383,105                           433,597
Profit and loss account                                                                  609,298                           685,884
Other reserves                                                                           473,221                           413,422
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds, equity interests                                                  2,283,488                         2,281,464
====================================================================================================================================

The accompanying notes form part of these financial statements.

CONSOLIDATED SHAREHOLDERS' FUNDS

Movements in shareholders' funds comprise:

------------------------------------------------------------------------------------------------------------------------------------
                                                     Called up                                                 Profit
                                                         share  Exchangeable         Share        Other      and loss
                                                       capital        shares       premium     reserves       account        Total
                                                   (pound)'000   (pound)'000   (pound)'000  (pound)'000   (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
January 1, 2000                                        168,617            --       215,664    (328,337)       395,440      451,384
Profit for the financial year                               --            --            --           --       300,728      300,728
Dividends                                                   --            --            --           --      (75,827)     (75,827)
Exercise of options                                      1,940            --        26,197     (11,673)            --       16,464
Trimark acquisition                                      1,266       232,034            --       53,700            --      287,000
Conversion of exchangeable shares into ordinary
   shares                                                5,919     (260,308)       254,389           --            --           --
Conversion of Equity Subordinated Debentures                --       505,427            --           --            --      505,427
Perpetual acquisition                                   15,017            --            --      675,787            --      690,804
Currency translation differences on investments
   in overseas subsidiaries                                 --            --            --     (45,979)            --     (45,979)
------------------------------------------------------------------------------------------------------------------------------------

December 31, 2000                                      192,759       477,153       496,250      343,498       620,341    2,130,001
Profit for the financial year                               --            --            --           --       154,803      154,803
Dividends                                                   --            --            --           --      (89,260)     (89,260)
Exercise of options                                        851            --        12,964      (2,160)            --       11,655
NAM acquisition                                          1,396            --            --       74,672            --       76,068
Conversion of exchangeable shares
   into ordinary shares                                  1,031      (44,341)        43,310           --            --           --
Conversion of Equity Subordinated Debentures                --           785            --           --            --          785
Adjustment to goodwill                                      --            --            --       10,353            --       10,353
Currency translation differences on investments
   in overseas subsidiaries                                 --            --            --     (12,941)            --     (12,941)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                      196,037       433,597       552,524      413,422       685,884    2,281,464
Profit for the financial year                               --            --            --           --        16,893       16,893
Dividends                                                   --            --            --           --      (93,479)     (93,479)
Exercise of options                                      1,297            --        17,384      (2,820)            --       15,861
Acquisition earn-outs                                      130            --            --        6,758            --        6,888
Conversion of exchangeable shares into ordinary
   shares                                                1,150      (50,492)        49,342           --            --           --
Currency translation differences on investments
   in overseas subsidiaries                                 --            --            --       55,861            --       55,861
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                      198,614       383,105       619,250      473,221       609,298    2,283,488
====================================================================================================================================

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

for the year ended December 31

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        2002                2001              2000
                                                                                 (pound)'000         (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities (note 17)                                  426,518             543,233           675,825

Returns on investments and servicing of finance
Interest and dividends received                                                        7,033              11,996            14,745
Interest paid                                                                       (48,591)            (57,592)           (40,859)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (41,558)            (45,596)          (26,114)

Taxation                                                                           (105,557)           (166,573)         (115,758)

Capital expenditure and financial investment
Purchase of tangible fixed assets, net of sales                                     (54,584)            (71,542)          (61,972)
Purchase of fixed asset investments, net                                            (37,322)             (8,640)          (17,851)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (91,906)            (80,182)          (79,823)

Acquisitions, net of cash, cash equivalents and bank overdraft acquired                   --           (311,441)         (182,595)

Dividends paid                                                                      (93,531)            (84,365)          (63,558)
------------------------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before the use of cash equivalents and financing                93,966           (144,924)           207,977

Financing
Issues of ordinary share capital                                                      15,861              11,655            16,464
Credit facility, net                                                                  57,455           (185,890)            51,401
Issuance of Senior Notes                                                                  --             206,939                --
Repayment of loans                                                                 (127,620)            (17,669)             (312)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (54,304)              15,035            67,553

Change in cash equivalents                                                          (39,579)              96,560         (120,328)
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                               83            (33,329)           155,202
====================================================================================================================================

Reconciliation to increase/(decrease) in cash at bank and in hand
Increase/(decrease) in cash                                                               83            (33,329)           155,202
Change in bank overdrafts                                                            (5,656)               2,040             8,253
Change in cash equivalents                                                            39,579            (96,560)           120,328
Foreign exchange movement on cash and cash equivalents                              (29,873)             (6,532)            11,844
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash at bank and in hand                                        4,133           (134,381)           295,627
====================================================================================================================================

The accompanying notes form part of these financial statements.

ACCOUNTING POLICIES AND NOTES TO THE FINANCIAL STATEMENTS

1.   Accounting Policies

(a)  Basis of accounting and consolidation

The financial statements consolidate the financial statements of AMVESCAP PLC and all of its subsidiaries. The financial statements have been prepared on a historic cost convention as modified to include certain insurance assets at market value. The Companies Act 1985 requirements have been adapted in respect of exchangeable shares. See Note 20. Certain prior year balance sheet accounts have been reclassified to conform to the current year presentation of the Group's banking and insurance subsidiaries. Counsel has advised that the Company is required to follow the provisions of S131 of the Companies Act 1985 to use merger relief in recording the acquisitions completed for shares in prior years. Previously, the Company had followed the established practice that this treatment was not mandatory. Accordingly, the capital and reserves arising on these acquisitions have been restated with the result that (pound)1,067,355,000 has been treated as credited to merger reserve from the time of acquisition of each of these companies rather than being credited to the share premium account. This adjustment has no effect on earnings for any of the years affected by the adjustments.

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

(f)  Investments

Investments held as fixed assets, including partnership investments, are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within Investment Income in the profit and loss account in the period in which they arise.

(g)  Leases

Rentals under operating leases are charged evenly to the profit and loss account over the lease term.

(h)  Taxation

Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on timing differences, calculated at the rate at which it is estimated that tax will be payable. Deferred tax assets are recognized when it is deemed more likely than not that there will be taxable profits in the future to offset these amounts.

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

(j)  Pensions

For defined contribution schemes, pension contributions payable in respect of the accounting period are charged to the profit and loss account. For defined benefit schemes, which are immaterial, pension contributions are charged systematically to the profit and loss account over the expected service lives of employees. Variations from the regular cost are allocated to the profit and loss account over the average remaining service lives of employees.

2.   Exceptional Items

The consolidated profit and loss account includes exceptional charges in 2002, 2001, and 2000 as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            2002             2001              2000
                                                                                     (pound)'000      (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Acquisitions                                                                                  --           43,310            43,804
Redundancy and reorganizations                                                            44,544            9,993             8,000
Project costs                                                                             12,882               --                --
Leases and other                                                                          11,822            6,694                --
------------------------------------------------------------------------------------------------------------------------------------
Total exceptional items                                                                   69,248           59,997            51,804
------------------------------------------------------------------------------------------------------------------------------------
Total exceptional items net of tax                                                        56,416           39,390            32,637
====================================================================================================================================

The restructuring charges include costs associated with redundancy programs and expenses associated with internal reorganizations. Project costs include charges for systems and other terminated initiatives. The leases and other provisions relate to moves to new office facilities, office closures and the write-off of other fixed assets. In 2001 and 2000, exceptional costs include staff retention payments and expenses associated with combining systems and other business processes related to the reorganization, restructuring, and integration of businesses acquired.

3.   Segmental Information

Geographical analysis of the Group's business, which is principally investment management, is as follows:

                                                   Revenues                                Profit after exceptional items
------------------------------------------------------------------------------------------------------------------------------------
                                          2002             2001             2000             2002             2001            2000
                                   (pound)'000      (pound)'000      (pound)'000      (pound)'000      (pound)'000     (pound)'000
                               -----------------------------------------------------------------------------------------------------
U.K.                                   203,900          250,962          179,765          (6,973)           60,435          14,541
U.S.                                   902,928        1,110,751        1,231,407          234,813          338,345         469,759
Canada                                 151,346          158,018           93,378           79,563           72,184          21,152
Europe/Asia                             87,089          100,116          124,112          (9,726)          (7,601)          31,655
------------------------------------------------------------------------------------------------------------------------------------
                                     1,345,263        1,619,847        1,628,662          297,677          463,363         537,107
Goodwill amortization                                                                   (149,415)        (137,477)        (56,417)
Net interest expense                                                                     (45,997)         (45,448)        (34,457)
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                    102,265          280,438         446,233
====================================================================================================================================

                                                                                                            Net assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2002              2001
                                                                                                     (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
U.K.                                                                                                     121,630           101,922
U.S.                                                                                                     202,363           225,586
Canada                                                                                                    12,242            33,844
Europe/Asia                                                                                               57,423            61,624
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         393,658           422,976
Goodwill                                                                                               2,542,306         2,696,045
Net debt                                                                                               (652,476)         (837,557)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                             2,283,488         2,281,464
====================================================================================================================================


The U.S. dollar profits have been translated into sterling at an average rate of
1.50 (2001: 1.43, 2000: 1.51). Revenue reflects the geographical segments from which services are provided. Auditor's remuneration was(pound)1,833,000 in 2002 (2001:(pound)1,698,000, 2000: (pound)1,361,000) for audit work and(pound)639,000 in 2002 (2001:(pound)2,281,000, 2000:(pound)1,295,000) for non-audit work. Total operating expenses in 2002 were(pound)1,197,001,000 (2001:(pound)1,293,961,000,
2000:(pound)1,147,972,000).

4.   Investment Income

                                                                                    2002                  2001                2000
                                                                             (pound)'000           (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Interest receivable                                                                7,549                12,295              15,361
Income/(loss) from listed investments                                              3,218                  (24)                 900
(Loss)/income from unlisted investments                                          (4,206)               (1,838)                 886
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   6,561                10,433              17,147
====================================================================================================================================


5.   Interest Expense

                                                                                   2002                   2001                2000
                                                                            (pound)'000            (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Senior notes                                                                     40,086                 30,014              27,695
Credit facility                                                                   4,286                 12,024              14,900
ESDs                                                                              3,763                  4,002               6,286
Other                                                                             4,423                  9,841               2,723
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 52,558                 55,881              51,604
====================================================================================================================================


6.   Directors and Employees

                                                                                   2002                   2001                2000
                                                                            (pound)'000            (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                              444,153                478,687             452,751
Social security costs                                                            30,310                 34,072              29,267
Other pension costs                                                              44,851                 45,713              33,696
------------------------------------------------------------------------------------------------------------------------------------
                                                                                519,314                558,472             515,714
====================================================================================================================================

The average number of employees of the Company during the year was 8,080 (2001:
8,617). Of these totals, 5,642 (2001: 6,072) were employed in North America and the remainder were employed in Europe and the Pacific.

7.   Taxation

                                                                                      2002                2001                2000
                                                                               (pound)'000         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Current Tax
     U.K. corporation income tax for period                                          7,926              58,574              36,864
     Double taxation relief                                                        (1,372)            (33,302)            (19,952)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     6,554              25,272              16,912
     Foreign income tax for the period                                              84,959             104,566             141,227
     Adjustments in respect of prior periods                                         2,330                  --               6,183
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    87,289             104,566             147,410
     Total current tax                                                              93,843             129,838             164,322
------------------------------------------------------------------------------------------------------------------------------------
Deferred Tax
     Origination and reversal of timing differences                                (8,471)                  38            (18,817)
     Effect of decreased tax rate on opening liability                                  --             (4,241)                  --
------------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax                                                            (8,471)             (4,203)            (18,817)
Total tax on profit on ordinary activities                                          85,372             125,635             145,505
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2002                2001                2000
                                                                               (pound)'000         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Profit before tax                                                                  102,265             280,438             446,233
Tax on Group profit on ordinary activities at standard U.K.
     corporation tax rate of 30%                                                    30,680              84,132             133,870
Effects of:
Non-deductible amortization - U.K.                                                  39,604              48,166              16,102
Foreign exchange gain/(loss)                                                         3,709               1,364             (3,900)
Tax on overseas earnings                                                             1,109             (5,419)               9,074
Deferred tax movement                                                                8,471               4,203               6,619
Adjustments in respect of prior periods                                              2,330                  --               6,183
Exceptional items                                                                    7,940             (2,608)             (3,626)
------------------------------------------------------------------------------------------------------------------------------------
Group current tax charge for the period                                             93,843             129,838             164,322
====================================================================================================================================


Factors That May Affect Future Tax Charges
The Group's overseas tax rates are higher than those in the U.K. primarily because the profits earned in the United States are taxed at a rate of approximately 38%, and the profits earned in Canada are taxed at a rate of 37.5%. The Group expects a reduction in future overseas tax rates following the announcement in 2000 that the rate of tax in Canada will decrease to 30% by 2005.

Losses accumulating in several countries have not been recognized for the purposes of deferred tax on the basis that it is currently thought unlikely that they will be utilized within three years.

Components of Deferred Tax

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2002                2001
                                                                                                   (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Deferred compensation arrangements                                                                      37,525              35,529
Exceptional items                                                                                       15,468              21,403
Tax losses carried forward                                                                               4,632               7,530
Fixed assets depreciation                                                                                1,958               4,542
Amortization                                                                                           (4,837)             (4,154)
Investments                                                                                              5,362               5,392
Health, benefits, and rent accruals                                                                      8,517               5,621
Accrued interest and other                                                                               8,828               9,979
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets - debtors                                                                           77,453              85,842
Deferred tax liabilities - provisions                                                                 (38,438)            (54,160)
------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax                                                                                        39,015              31,682
====================================================================================================================================

Movements on net deferred tax compromise a deferred tax benefit of (pound)8,471,000 net of foreign exchange of (pound)1,138,000.

8.   Dividends

                                                                                            2002              2001            2000
                                                                                     (pound)'000       (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Interim paid, 5.0p per share (2001: 4.5p, 2000: 4.0p)                                     40,823            36,552          28,014
Final proposed, 6.5p per share (2001: 6.5p, 2000: 6.0p)                                   52,656            52,708          47,813
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          93,479            89,260          75,827
====================================================================================================================================

The trustees of the Employee Share Option Trust waived dividends amounting to(pound)1,806,000 in 2002 (2001:(pound)1,644,000, 2000: (pound)2,317,000).

9.   Earnings per share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

The calculation of earnings per share is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Profit after        Number of
                                                                                         taxation           shares       Per share
2002                                                                                  (pound)'000             '000          amount
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                   16,893          810,042            2.1p
                                                                                                                    ===============
Dilutive effect of options                                                                     --            9,476
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                 16,893          819,518            2.1p
====================================================================================================================================
2001
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  154,803          805,061           19.2p
                                                                                                                    ===============
Dilutive effect of options                                                                     --           24,922
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                154,803          829,983           18.6p
====================================================================================================================================
2000
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  300,728          678,006           44.4p
                                                                                                                    ===============
Dilutive effect of options                                                                     --           33,763
Conversion of ESDs                                                                          4,093            8,997
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                304,821          720,766           42.3p
====================================================================================================================================


Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Profit before
                                                                                         goodwill
2002                                                                                 amortization
                                                                                  and exceptional        Number of
                                                                                            items           shares       Per share
                                                                                      (pound)'000            '000           amount
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  222,724          810,042           27.5p
                                                                                                                    ===============
Dilutive effect of options                                                                     --            9,476
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                222,724          819,518           27.2p
====================================================================================================================================
2001
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  331,670          805,061           41.2p
                                                                                                                    ===============
Dilutive effect of options                                                                     --           24,922
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                331,670          829,983           40.0p
====================================================================================================================================
2000
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  389,782          678,006           57.5p
                                                                                                                    ===============
Dilutive effect of options                                                                     --           33,763
Conversion of ESDs                                                                          4,093            8,997
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                393,875          720,766           54.7p
====================================================================================================================================

10.  Goodwill

                                                                                                                               Net
                                                                                  Cost          Amortization            book value
                                                                           (pound)'000           (pound)'000           (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
January 1, 2001                                                              2,489,932             (114,390)             2,375,542
Acquisitions                                                                   458,064                    --               458,064
Provided during the year                                                            --             (137,477)             (137,477)
Exchange adjustment                                                               (84)                    --                  (84)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                            2,947,912             (251,867)             2,696,045
Provided during the year                                                            --             (149,415)             (149,415)
Other adjustments                                                              (4,563)                    --               (4,563)
Foreign exchange                                                                   239                    --                   239
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                            2,943,588             (401,282)             2,542,306
====================================================================================================================================

Prior to 1998, goodwill has been written off as follows:

                                                                                                                       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
To other reserves                                                                                                        1,173,986
To cancellation of share premium account                                                                                    44,468
To profit and loss account                                                                                                  73,600
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         1,292,054
====================================================================================================================================

11.  Investments

Investments Held as Fixed Assets

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Shares of                 Other
                                                                         AMVESCAP PLC           investments                  Total
                                                                          (pound)'000           (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Cost
January 1, 2001                                                                90,170               122,200                212,370
Foreign exchange                                                                   --                 1,950                  1,950
Arising from acquisitions                                                          --                   625                    625
Additions                                                                      50,482                33,765                 84,247
Disposals                                                                    (41,045)              (28,377)               (69,422)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                              99,607               130,163                229,770
Foreign exchange                                                                   --               (8,252)                (8,252)
Additions                                                                      44,852                34,893                 79,745
Disposals                                                                          --              (41,837)               (41,837)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                             144,459               114,967                259,426
====================================================================================================================================
Provisions against investments
January 1, 2001                                                               (2,027)               (1,506)                (3,533)
Net change                                                                         --               (1,955)                (1,955)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                             (2,027)               (3,461)                (5,488)
Net change                                                                         --               (5,530)                (5,530)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                             (2,027)               (8,991)               (11,018)
====================================================================================================================================
Net book value
January 1, 2001                                                                88,143               120,694                208,837
December 31, 2001                                                              97,580               126,702                224,282
December 31, 2002                                                             142,432               105,976                248,408
====================================================================================================================================

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust ("ESOT") and comprise 19,263,615 ordinary shares. The options vest after three years from the date of grant and lapse after 10 years. On December 31, 2002, there were options over these securities at exercise prices between 160p and 1680p. The market price of the ordinary shares at the end of 2002 was 398p.

Other investments consist of investments in various Group mutual funds, unit trusts, partnership interests, investments in collateralized loan and bond obligations, investments on behalf of deferred compensation plans, and treasury securities.

Investments Held as Current Assets

Current asset investments include listed investments of(pound)62,631,000 (2001:(pound)68,808,000) and unlisted investments of(pound)6,564,000 (2001:
(pound)12,687,000).

12.  Tangible Assets

Tangible assets are comprised of land, buildings, technology and other equipment.

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Technology and
                                                                        other equipment  Land and buildings                  Total
                                                                            (pound)'000         (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Cost
January 1, 2001                                                                 332,983              58,923                391,906
Foreign exchange                                                                  2,368                (20)                  2,348
Additions                                                                        81,983                  83                 82,066
Arising from acquisitions                                                         4,145               3,824                  7,969
Disposals                                                                      (24,745)             (7,222)               (31,967)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                               396,734              55,588                452,322
Foreign exchange                                                                (1,208)               (369)                (1,577)
Additions                                                                        59,057                 202                 59,259
Disposals                                                                      (31,663)               (224)               (31,887)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                               422,920              55,197                478,117
====================================================================================================================================
Accumulated depreciation
January 1, 2001                                                               (188,454)               (111)              (188,565)
Exchange adjustment                                                                 451                (23)                    428
Provided during the year                                                       (68,991)               (634)               (69,625)
Disposals                                                                        18,798                 221                 19,019
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                             (238,196)               (547)              (238,743)
Foreign exchange                                                                (8,345)                   2                (8,343)
Provided during the year                                                       (59,317)               (915)               (60,232)
Disposals                                                                        26,261                  --                 26,261
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                             (279,597)             (1,460)              (281,057)
====================================================================================================================================
Net book value
January 1, 2001                                                                 144,529              58,812                203,341
December 31, 2001                                                               158,538              55,041                213,579
December 31, 2002                                                               143,323              53,737                197,060
====================================================================================================================================


13.  Debtors

                                                                                                       2002                   2001
                                                                                                (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Policyholder debtors                                                                                154,778                134,296
Deferred sales commissions                                                                          115,558                169,664
Customer and counterparty debtors                                                                   106,811                179,223
Unsettled fund debtors                                                                               96,520                124,397
Trade debtors                                                                                        88,482                118,376
Deferred taxation                                                                                    77,453                 85,842
Other debtors                                                                                        62,474                 41,710
Prepayments                                                                                          23,471                 29,008
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    725,547                882,516
====================================================================================================================================

Substantially all deferred taxes will reverse after one year.

14.  Current Liabilities

                                                                                                       2002                   2001
                                                                                                (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Accruals and other                                                                                  296,001                253,138
Customer and counterparty creditors                                                                 245,368                349,560
Current maturities of long-term debt                                                                222,089                125,828
Policyholder creditors                                                                              154,761                134,296
Unsettled fund creditors                                                                             99,196                136,375
Proposed dividend                                                                                    52,656                 52,708
Corporation tax payable                                                                              41,451                 50,691
Trade creditors                                                                                      22,626                 38,014
Bank overdraft                                                                                        5,157                 10,562
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,139,305              1,151,172
====================================================================================================================================


15.  Long-Term Debt

                                                                                                       2002                   2001
                                                                                                (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------

Senior notes - U.S.$250 million due 2003 at 6.375%, U.S.$400 million due
     2005 at 6.6%, and U.S.$300 million due 2007 at 5.9%                                            593,416                655,308
U.S.$900 million credit facility due 2006                                                           149,916                106,919
ESDs - C$147.8 million due 2003 at 6%                                                                59,366                 64,733
Loan Notes due 2005                                                                                      --                125,828
DM20 million fixed notes due 2003 at 6.75%                                                            6,561                  6,336
Senior notes - U.S.$10 million due 2006 at 6.875%                                                     6,538                  7,304
Loan Notes due 2009 at 5%                                                                             1,892                  3,685
------------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                          817,689                970,113
Less: current maturities of long-term debt                                                        (222,089)              (125,828)
------------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                595,600                844,285
====================================================================================================================================


The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare and pay cash dividends in excess of 60% of cumulative consolidated net profit arising after December 31, 2000. The Company also has an unused 364-day revolving $200 million credit facility available. Interest is payable on both facilities based upon LIBOR rates in existence at the time of each borrowing. The financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.00:1.00 and a coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters ended before the date of determination).

The ESDs are issued by a subsidiary of the Company, bear interest at 6% per year (payable semi-annually), and are convertible at any time at the option of the holder into exchangeable shares until August 1, 2003. During 2002, no ESDs were converted into exchangeable shares or settled in cash (2001: (pound)0.8 million ESDs were converted into 0.06 million exchangeable shares, and (pound)13,142 in ESDs were settled in cash).

Maturities of long-term debt are as follows: (pound)222,089,000 in 2003, (pound)nil in 2004, (pound)249,859,000 in 2005, (pound)156,454,000 in 2006,
(pound)187,395,000 in 2007 and (pound)1,892,000 due thereafter.

16.  Provisions for Liabilities and Charges

------------------------------------------------------------------------------------------------------------------------------------
                                                              Deferred taxes      Acquisitions             Other            Total
                                                                 (pound)'000       (pound)'000       (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
January 1, 2001                                                       34,365            20,688             3,006           58,059
Cash paid                                                                 --           (1,364)           (1,882)          (3,246)
Adjustment to AIM Goodwill                                                --          (10,353)                --         (10,353)
Acquisitions and other adjustments                                        --           105,738             1,854          107,592
Movement on deferred taxes                                            20,615                --                --           20,615
Foreign exchange                                                       (820)               127                --            (693)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                     54,160           114,836             2,978          171,974
Cash paid                                                                 --          (20,689)             (424)         (21,113)
Shares issued                                                             --           (6,888)                --          (6,888)
Reversal of deferred tax liabilities                                (11,186)                --                --         (11,186)
Other adjustments                                                         --             (456)             1,384              928
Foreign exchange                                                     (4,536)           (9,945)                --         (14,481)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                     38,438            76,858             3,938          119,234
====================================================================================================================================

Acquisition provisions consist of $64.5 million remaining on the earn-out related to the NAM acquisition, $42.7 million earn-out related to the Pell Rudman acquisition, and the related retention bonus agreements under both acquisitions. The deferred tax provision of (pound)38.4 million arises from contingent deferred sales commissions.

17. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

                                                                                          2002              2001              2000
                                                                                   (pound)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                       148,262           325,886           480,690
Exceptional items                                                                       63,600            16,331            32,736
Depreciation                                                                            60,232            69,625            53,607
Amortization                                                                           149,415           137,477            56,417
Decrease/(increase) in debtors                                                         103,872           195,738          (22,751)
(Decrease)/increase in creditors                                                     (114,428)         (242,570)            80,298
Other                                                                                   15,565            40,746           (5,172)
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                              426,518           543,233           675,825
====================================================================================================================================


18.  Reconciliation of Net Cash Flow to Movement in Net Debt

                                                                                          2002              2001              2000
                                                                                   (pound)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                                 83          (33,329)           155,202
Cash outflow/(inflow) from client cash                                                   5,622           (6,286)         (160,478)
Cash inflow/(outflow) from cash equivalents                                             39,579          (96,560)           120,328
Cash outflow/(inflow) from lease financing                                                 445               420             (515)
Cash outflow/(inflow) from bank loans                                                   70,165           (3,380)          (51,401)
------------------------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows                                           115,894         (139,135)            63,136
------------------------------------------------------------------------------------------------------------------------------------
Debt and finance leases                                                                     75           (4,249)         (195,946)
Translation difference                                                                  69,112           (2,274)          (46,474)
------------------------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from non-cash changes and translation                      69,187           (6,523)         (242,420)
------------------------------------------------------------------------------------------------------------------------------------
Movement in net debt in the year                                                       185,081         (145,658)         (179,284)
Net debt beginning of the year                                                       (837,557)         (691,899)         (512,615)
------------------------------------------------------------------------------------------------------------------------------------
Net debt end of the year                                                             (652,476)         (837,557)         (691,899)
====================================================================================================================================

19.  Analysis of Net Debt


                                                                                                           Non-cash
                                                                             January 1,                 changes and  December 31,
                                                                                   2002     Cash flow   translation          2002
2002                                                                        (pound)'000   (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand                                                        350,978        34,006      (29,873)       355,111
Less: cash equivalents                                                         (94,620)      (39,579)         8,621     (125,578)
Bank overdrafts                                                                (10,562)         5,656         (251)       (5,157)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                245,796            83      (21,503)       224,376
Client cash                                                                   (207,310)         5,622        17,032     (184,656)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 38,486         5,705       (4,471)        39,720
Cash equivalents                                                                 94,620        39,579       (8,621)       125,578
Debt due within one year                                                      (125,828)       125,828     (222,089)     (222,089)
Debt due after more than one year                                             (844,285)      (55,663)       304,348     (595,600)
Finance leases                                                                    (550)           445            20          (85)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                         (837,557)       115,894      (69,187)     (652,476)
====================================================================================================================================


                                                                                                           Non-cash
                                                                             January 1,                 changes and  December 31,
                                                                                   2001     Cash flow   translation          2001
2001                                                                        (pound)'000   (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand                                                        485,359     (127,849)       (6,532)       350,978
Less: cash equivalents                                                        (197,919)        96,560         6,739      (94,620)
Bank overdrafts                                                                 (8,453)       (2,040)          (69)      (10,562)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                278,987      (33,329)           138       245,796
Client cash                                                                   (200,934)       (6,286)          (90)     (207,310)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 78,053      (39,615)            48        38,486
Cash equivalents                                                                197,919      (96,560)       (6,739)        94,620
Debt due within one year                                                        (6,839)        12,942     (131,931)     (125,828)
Debt due after more than one year                                             (960,023)      (16,322)       132,060     (844,285)
Finance leases                                                                  (1,009)           420            39         (550)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                         (691,899)     (139,135)       (6,523)     (837,557)
====================================================================================================================================

                                                                                                           Non-cash
                                                                              January 1,                changes and   December 31,
                                                                                    2000    Cash flow   translation           2000
2000                                                                         (pound)'000  (pound)'000   (pound)'000    (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand, including acquisitions of(pound)118.5m                 189,732      283,783        11,844        485,359
Less: cash equivalents, including acquisitions of(pound)154.7m                  (63,389)    (120,328)      (14,202)      (197,919)
Bank overdrafts, including acquisitions of(pound)5.9m                                 --      (8,253)         (200)        (8,453)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 126,343      155,202       (2,558)        278,987
Client cash                                                                     (41,533)    (160,478)         1,077      (200,934)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  84,810      (5,276)       (1,481)         78,053
Cash equivalents                                                                  63,389      120,328        14,202        197,919
Debt due within one year                                                              --           --       (6,839)        (6,839)
Debt due after more than one year                                              (659,120)     (51,401)     (249,502)      (960,023)
Finance leases                                                                   (1,694)        (515)         1,200        (1,009)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                          (512,615)       63,136     (242,420)      (691,899)
====================================================================================================================================

20.  Called up Share Capital and Exchangeable Shares

Ordinary Shares

                                                                                 Number          2002       Number           2001
                                                                                   `000   (pound)'000         `000    (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Authorized ordinary shares of 25p each                                        1,050,000       262,500    1,050,000        262,500
------------------------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid ordinary shares of 25p each                  794,456       198,614      784,147        196,037
====================================================================================================================================

                                                                                                            Number           2000
                                                                                                              `000    (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Authorized ordinary shares of 25p each                                                                   1,050,000        262,500
------------------------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid ordinary shares of 25p each                                             771,038        192,759
====================================================================================================================================

During the year the Company has issued 5,188,000 ordinary shares as a result of options exercised and 520,000 ordinary shares as a result of acquisition earn-outs.

As of December 31, 2002, ordinary shares are reserved for the following purposes:

                                                                                                                              Last
                                                                                          Shares              Prices   expiry date
------------------------------------------------------------------------------------------------------------------------------------
Options arising from acquisitions                                                      2,912,161         25p - 1396p      Feb 2010
Conversion of ESDs                                                                     6,107,296                  --      Aug 2003
Conversion of exchangeable shares                                                     34,899,085                  --      Dec 2009
Subscription agreement (options) with the Employee Share Option Trust                 49,626,760        160p - 1680p      Nov 2012
Options granted under the AMVESCAP 2000 Share Option Plan                             62,416,713     419.25p - 1440p      Nov 2012
Options granted under Sharesave Schemes                                                5,746,777        268p - 1048p      May 2006
====================================================================================================================================


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

Movements in exchangeable shares comprise:

                                                                          Number
--------------------------------------------------------------------------------
Issued August 1, 2000                                                 21,377,158
Converted into ordinary shares                                      (23,674,300)
Converted from ESDs                                                   45,856,643
--------------------------------------------------------------------------------
December 31, 2000                                                     43,559,501
Converted into ordinary shares                                       (4,125,367)
Converted from ESDs                                                       64,521
--------------------------------------------------------------------------------
December 31, 2001                                                     39,498,655
Converted into ordinary shares                                       (4,599,570)
--------------------------------------------------------------------------------
December 31, 2002                                                     34,899,085
================================================================================

21.  Commitments and Contingencies

The Group operates a number of retirement schemes throughout the world. All are defined contribution schemes with the exception of immaterial schemes operating for employees in the U.K., U.S., Germany, and Austria which are defined benefit schemes. The U.K. and U.S. plans are closed to new participants. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 2002, all plans are funded, with the exception of the German and Austrian schemes, which are unfunded in accordance with local practice. The costs amounted to (pound)8,448,000 (2001: (pound)6,256,000) for the defined benefit schemes and (pound)36,403,000 (2001: (pound)39,457,000) for the defined contribution schemes.

The Group's annual commitments under non-cancelable operating leases are as follows:

                                                                                   Land and buildings                        Other
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   2002          2001         2002            2001
Operating leases which expire:                                              (pound)'000   (pound)'000  (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Within one year                                                                   9,467         2,186          221             202
Within two to five years inclusive                                               10,761        16,567        1,968           3,373
In more than five years                                                          18,498        16,173            3              14
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 38,726        34,926        2,192           3,589
====================================================================================================================================

Guarantees and contingencies may arise in the ordinary course of business. In the normal course of business, the Group is subject to various litigation matters; however, in management's opinion, there are no legal proceedings pending against the Company, which would have a material adverse effect on its financial position, results of operations, or liquidity.

22.  Financial Instruments

The interest rate profile of the financial liabilities of the Group on December 31 was:

2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Fixed rate financial liabilities
                                                                                                    --------------------------------
                                                                                                                          Weighted
                                                                                                          Weighted  average period
                                                                                                           average       for which
                                                                 Total  Floating rate    Fixed rate  interest rate   rate is fixed
Currency                                                   (pound)'000    (pound)'000   (pound)'000            (%)         (years)
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar                                                    749,904        149,949       599,955            6.3             2.4
Sterling                                                         1,947             55         1,892            5.0             6.7
Euro                                                            11,629          5,068         6,561            6.8             1.0
Canadian dollar                                                 59,366             --        59,366            6.0             0.6
Japanese yen                                                        85             --            85            2.6             0.8
------------------------------------------------------------------------------------------------------------------------------------
                                                               822,931        155,072       667,859            6.3             2.2
====================================================================================================================================


2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Fixed rate financial liabilities
                                                                                                    --------------------------------
                                                                                                                          Weighted
                                                                                                          Weighted  average period
                                                                                                           average       for which
                                                                 Total  Floating rate    Fixed rate  interest rate   rate is fixed
Currency                                                   (pound)'000    (pound)'000   (pound)'000            (%)         (years)
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar                                                    779,930        117,093       662,837            6.3             3.4
Sterling                                                       129,561        125,876         3,685            5.0             7.7
Euro                                                             6,525            189         6,336            6.8             2.0
Canadian dollar                                                 64,733             --        64,733            6.0             1.6
Japanese yen                                                       475            150           325            2.0             1.5
------------------------------------------------------------------------------------------------------------------------------------
                                                               981,224        243,308       737,916            6.3             3.2
====================================================================================================================================

The Group held the following financial assets as of December 31:

                                                                                                              2002             2001
                                                                                                       (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------

Cash deposits:
U.S. dollar                                                                                                181,790          175,917
Sterling                                                                                                    48,925           52,229
Canadian dollar                                                                                             96,468           94,764
Euro                                                                                                        13,094           17,044
Other                                                                                                       14,834           11,024

Investments:
U.S. dollar                                                                                                 65,379           67,868
Sterling                                                                                                    23,920           18,679
Canadian dollar                                                                                              9,631           14,470
Euro fixed interest deposits                                                                                49,125           46,978
U.S. dollar treasury bills                                                                                   8,233            9,883
Canadian dollar fixed interest deposits                                                                      8,818           29,145
Other                                                                                                       10,065           21,174
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                      530,282          559,175
====================================================================================================================================

The cash deposits comprise deposits placed primarily in money market accounts and 7-day deposits. The average interest rate on the euro fixed interest deposits is 3.1% for 2002 (2001: 3.5%), and average time for which the rate is fixed is 0.1 years (2001: 0.1 years). Certain of the Euro fixed interest investments are pledged for the facilitation of customer and counterparty transactions specific to the banking side of the Group's business. The average interest rate on the U.S. dollar treasury bills is 5.4% (2001: 5.3%), and the average time for which the rate is fixed is 2.0 years (2001: 2.5 years). The average interest rate on the Canadian dollar fixed interest securities is 5.9% (2001: 6.6%), and the average time for which the rate is fixed is 1.1 years (2001: 5.5 years).

The Group has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts.


23.  Reconciliation to U.S. Accounting Principles

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles ("GAAP") in the United Kingdom, which differ in certain material respects from U.S. GAAP.

The following is a summary of material adjustments to profit and shareholders' funds which would be required if U.S. Generally Accepted Accounting Principles ("U.S. GAAP") had been applied instead of U.K. Generally Accepted Accounting Principles ("U.K. GAAP").

                                                                                            2002              2001            2000
                                                                                     (pound)'000       (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year (U.K. GAAP)                                                 16,893           154,803         300,728
Acquisition accounting (a)                                                               137,790          (35,538)        (65,451)
Redundancy and reorganizations                                                            11,961                --              --
Taxation (b)                                                                             (5,198)          (40,539)        (57,325)
Other (e)                                                                                    420             1,495           2,758
------------------------------------------------------------------------------------------------------------------------------------
Net income (U.S. GAAP)                                                                   161,866            80,221         180,710
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share (U.S. GAAP):
   -basic                                                                                  20.0p             10.0p           26.7p
   -diluted                                                                                19.8p              9.7p           25.7p
====================================================================================================================================

                                                                                                              2002            2001
                                                                                                       (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds (U.K. GAAP)                                                                          2,283,488       2,281,464
Acquisition accounting (a)                                                                               1,034,168         984,436
Redundancy and reorganizations                                                                              11,961              --
Treasury stock (c)                                                                                       (162,104)       (186,134)
Dividends (d)                                                                                               52,656          52,708
Other (b,e)                                                                                               (11,934)        (20,443)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (U.S. GAAP)                                                                         3,208,235       3,112,031
====================================================================================================================================

(a)  Acquisition Accounting

Under U.K. GAAP, goodwill arising on acquisitions prior to 1998 has been eliminated directly against reserves. Goodwill arising in 1998 and after is capitalized and amortized over a period of 20 years. Integration-related amounts were expensed directly to the profit and loss account.

U.S. GAAP requires that goodwill and indefinite-lived intangible assets be carried at cost less provision for impairment in value. Definite-lived intangible assets are amortized over their estimated useful lives. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year paid. No goodwill amortization was recorded in 2002. Prior to 2002, goodwill was being amortized to the profit and loss account over an estimated useful life of 20 years. Had there been no amortization of goodwill in these prior periods, (pound)200.2 million and (pound)121.9 million in goodwill amortization would have been added back to US GAAP net earnings in 2001 and 2000, resulting in earnings per diluted share of 33.8p and 42.6p, respectively.


(b)  Taxation

The taxation adjustment primarily relates to differences in the financial statement treatments of stock option deductions under U.K. and U.S. GAAP. Under U.K. GAAP, current tax expense is reduced by the tax benefit of the stock option deduction. Under U.S. GAAP, the tax benefit is written off directly to equity. In addition, certain exceptional costs are not included in U.S. GAAP book income until incurred and therefore the associated tax benefit has been removed from the U.S. GAAP tax expense.

The differences in the recognition of deferred tax assets under U.K. and U.S. GAAP are limited to certain intangibles that are treated as deferred tax items for U.S. GAAP that are permanent items under U.K. GAAP. In addition, certain exceptional costs are not included in U.S. GAAP book income until incurred and therefore the associated deferred tax asset has been removed from the U.S. GAAP balance sheet.


(c)  Treasury Stock

Under U.K. GAAP, shares held by the ESOT are reflected as investments. Under U.S. GAAP, shares held by the ESOT are reflected as treasury stock.


(d)  Dividends

Under U.K. GAAP, dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under U.S. GAAP, dividends are not recorded until formally approved.


(e)  Other

Other adjustments include accounting differences relating to interval fund amortization and investment valuation.

U.S. GAAP cash flow information

Under U.K. GAAP, the statement of Cash Flows details the movement in cash from year to year, inclusive of the movement in bank overdrafts and exclusive of the movement in cash equivalents. Under U.S. GAAP, the movement in bank overdrafts is classified as a financing activity, and the movement in cash equivalents is included as part of total cash flow. In addition, the classification of cash flow information within the U.K. GAAP Statement of Cash Flows differs from the required format of a cash flow statement under U.S. GAAP. The captions break out from operating cash flows the returns on investment and servicing of finance and taxation amounts, from investing the amounts paid for acquisitions, and from financing the amounts paid for dividends. Cash flow information is presented below according to the U.S. GAAP required formats.

                                                                                                   2002         2001          2000
                                                                                            (pound)'000  (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                                           279,403      331,064       533,953
Cash outflow from investing activities                                                         (91,906)    (391,623)     (262,418)
Cash (outflow)/inflow from financing activities                                               (153,491)     (67,290)        12,248
Foreign exchange movement on cash and cash equivalents                                         (29,873)      (6,532)        11,844
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                                                  4,133    (134,381)       295,627
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                    350,978      485,359       189,732
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                          355,111      350,978       485,359
====================================================================================================================================

24.  Guarantor Condensed Consolidating Financial Statements

The 6.375% senior notes due 2003 and 6.6% senior notes due 2005, which were issued in connection with the GT Global acquisition, and which have an aggregate principal amount of $650 million, and the 5.9% senior notes due 2007, which have an aggregate principal amount of $300 million, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: AIM Management Group, Inc., AIM Advisors, Inc., INVESCO North American Holdings, Inc., and INVESCO Institutional (N.A.), Inc. (the "Guarantors"). Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 2002, 2001, and 2000.

Condensed Consolidating Balance Sheet and Reconciliation of Shareholders' Funds from U.K. to U.S. GAAP

------------------------------------------------------------------------------------------------------------------------------------
2002                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   elimination  Consolidated
                                                      subsidiaries     subsidiaries     parent company       entries         total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                               773,650        3,981,114          2,198,115   (3,965,105)     2,987,774
Current assets                                              60,627        1,086,339              2,887            --     1,149,853
Current liabilities                                       (89,560)        (832,738)          (217,007)            --   (1,139,305)
Intercompany balances                                     (99,645)        (439,538)            539,183            --            --
Long-term liabilities                                       17,258        (109,297)          (622,795)            --     (714,834)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                 662,330        3,685,880          1,900,383   (3,965,105)     2,283,488
====================================================================================================================================

Capital and reserves
Called up share capital                                      2,580          529,944            198,614     (532,524)       198,614
Share premium account                                      752,352        2,273,716            619,250   (3,026,068)       619,250
Exchangeable shares                                             --          383,105                 --            --       383,105
Profit and loss account                                    310,820          321,164            609,298     (631,984)       609,298
Other reserves                                           (403,422)          177,951            473,221       225,471       473,221
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds under UK GAAP                          622,330        3,685,880          1,900,383   (3,965,105)     2,283,488
====================================================================================================================================

US GAAP adjustments:
Acquisition accounting                                     731,221          554,856          1,034,168   (1,034,168)     1,034,168
Redundancy and reorganizations                               7,709           11,302             11,961      (11,961)        11,961
Treasury stock                                                  --               --          (162,104)            --     (162,104)
Dividends                                                       --            2,268             50,388            --        52,656
Other                                                      (4,685)          (7,249)           (11,934)        11,934      (11,934)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP                       1,356,575        4,247,057          2,822,862   (4,999,300)     3,208,235
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
2001                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   elimination  Consolidated
                                                      subsidiaries     subsidiaries     parent company       entries         total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                               920,524        4,204,473          2,608,896   (4,599,987)     3,133,906
Current assets                                              91,818        1,211,951             11,220            --     1,314,989
Current liabilities                                      (110,023)        (865,011)          (176,138)            --   (1,151,172)
Intercompany balances                                    (197,468)         (25,567)            223,035            --            --
Long-term liabilities                                       21,002        (218,115)          (819,146)            --   (1,016,259)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                 725,853        4,307,731          1,847,867   (4,599,987)     2,281,464
====================================================================================================================================

Capital and reserves
Called up share capital                                      2,849         802,594             196,037     (805,443)       196,037
Share premium account                                      830,814       1,628,791           1,619,879   (2,459,605)     1,619,879
Exchangeable shares                                             --         433,597                 --             --       433,597
Profit and loss account                                    371,264         630,699             685,884   (1,001,963)       685,884
Other reserves                                           (479,074)         812,050           (653,933)     (332,976)     (653,933)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds under UK GAAP                          725,853       4,307,731           1,847,867   (4,599,987)     2,281,464
====================================================================================================================================

US GAAP adjustments:
Acquisition accounting                                     948,335          527,336          (167,185)     (324,050)       984,436
Treasury stock                                                 --               --           (186,134)            --     (186,134)
Dividends                                                       --            2,568             50,140            --        52,708
Other                                                     (11,429)          (9,014)           (20,443)        20,443      (20,443)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP                       1,662,759        4,828,621          1,524,245   (4,903,594)     3,112,031
====================================================================================================================================


Condensed Consolidating Statements of Income and Reconciliations of Net income from U.K. to U.S. GAAP

------------------------------------------------------------------------------------------------------------------------------------
2002                                                                                                     Consolidated
                                                        Guarantor     Non-guarantor        AMVESCAP PLC  elimination  Consolidated
                                                      subsidiaries     subsidiaries      parent company      entries         total
                                                      (pound)'000       (pound)'000         (pound)'000  (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  514,420           830,843                  --           --     1,345,263
Operating expenses                                      (360,042)         (842,062)               5,103           --   (1,197,001)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                          154,378          (11,219)               5,103           --       148,262
Other net income/(expense)                               (25,073)             6,796            (27,720)           --      (45,997)
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                    129,305           (4,423)            (22,617)           --       102,265
Taxation                                                 (36,733)          (48,123)               (516)           --      (85,372)
------------------------------------------------------------------------------------------------------------------------------------
Profit before share of profits of subsidiaries             92,572          (52,546)            (23,133)           --        16,893
Share of profits of Subsidiaries                           24,816            92,572              40,026    (157,414)            --
------------------------------------------------------------------------------------------------------------------------------------
Net income under UK GAAP, (equity method)                 117,388            40,026              16,893    (157,414)        16,893

US GAAP adjustments:
Acquisition accounting                                   (11,625)           149,415             137,790                    137,790
Redundancy and reorganizations                              7,709            11,302              11,961                     11,961
Taxation                                                  (4,358)             (840)             (5,198)                    (5,198)
Other                                                       2,913           (2,493)                 420                        420
------------------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                  112,027           197,410             161,866                    161,866
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
2001                                                                                                     Consolidated
                                                        Guarantor     Non-guarantor        AMVESCAP PLC  elimination  Consolidated
                                                      subsidiaries     subsidiaries      parent company      entries         total
                                                      (pound)'000       (pound)'000         (pound)'000  (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  635,169           984,678                  --           --     1,619,847
Operating expenses                                      (355,920)         (739,252)             (1,315)           --   (1,096,487)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                          279,249           245,426             (1,315)           --       523,360
Other net income/(expense)                              (100,156)         (132,179)            (10,587)           --     (242,922)
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                    179,093           113,247            (11,902)           --       280,438
Taxation                                                 (42,918)          (77,488)             (5,229)           --     (125,635)
------------------------------------------------------------------------------------------------------------------------------------
Profit before share of profits of subsidiaries            136,175            35,759            (17,131)           --       154,803
Share of profits of Subsidiaries                           76,223           136,175             171,934    (384,332)            --
------------------------------------------------------------------------------------------------------------------------------------
Net income under UK GAAP, (equity method)                 212,398           171,934             154,803    (384,332)       154,803

US GAAP adjustments:
Acquisition accounting                                      8,935          (44,473)            (35,538)                   (35,538)
Taxation                                                 (24,063)          (16,476)            (40,539)                   (40,539)
Other                                                       1,495                --               1,495                      1,495
------------------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                  198,765           110,985              80,221                     80,221
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
2000                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   elimination   Consolidated
                                                      subsidiaries     subsidiaries     parent company       entries          total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000    (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                   747,903          880,759                 --            --      1,628,662
Operating expenses                                       (375,037)        (666,119)              1,405            --    (1,039,751)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                           372,866          214,640              1,405            --        588,911
Other net income/(expense)                                (70,594)         (80,605)              8,521            --      (142,678)
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                     302,272          134,035              9,926            --        446,233
Taxation                                                  (84,202)         (57,205)            (4,098)            --      (145,505)
------------------------------------------------------------------------------------------------------------------------------------
Profit before share of profits of subsidiaries             218,070           76,830              5,828            --        300,728
Share of profits of Subsidiaries                            94,105          218,070            294,900     (607,075)             --
------------------------------------------------------------------------------------------------------------------------------------
Net income under UK GAAP, (equity method)                  312,175          294,900            300,728     (607,075)        300,728

US GAAP adjustments:
Acquisition accounting                                     (7,974)         (57,477)           (65,451)                     (65,451)
Taxation                                                  (41,355)         (15,970)           (57,325)                     (57,325)
Other                                                        2,758               --              2,758                        2,758
------------------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                   265,604          221,453            180,710                      180,710
====================================================================================================================================

Condensed Consolidating Statement of Cash Flows and U.S. GAAP Cash Flow Information

------------------------------------------------------------------------------------------------------------------------------------
2002                                                                                                    Consolidated
                                                         Guarantor   Non-guarantor       AMVESCAP PLC    elimination    Consolidated
                                                      subsidiaries    subsidiaries     parent company        entries           total
                                                       (pound)'000     (pound)'000        (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  147,493         206,004             73,021             --         426,518
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                     68,384         154,579            107,929      (372,450)        (41,558)
Taxation                                                  (33,525)        (77,770)              5,738             --       (105,557)
Net cash (outflow)/inflow from capital
   expenditure and financial investment                   (31,906)         (9,616)           (50,384)             --        (91,906)
Dividends paid                                           (150,068)       (227,013)           (88,900)        372,450        (93,531)
Net cash (outflow)/inflow from financing                      (75)         (1,718)           (52,511)             --        (54,304)
Change in cash equivalents                                     366        (43,040)              3,095             --        (39,579)
------------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                                    669           1,426            (2,012)             --              83
====================================================================================================================================

U.S. GAAP cash flow information:
Cash inflow from operating activities                      182,352         282,813            186,688      (372,450)         279,403
Cash outflow from investing activities                    (31,906)         (9,616)           (50,384)             --        (91,906)
Cash (outflow)/inflow from financing activities          (150,143)       (234,387)          (141,411)        372,450       (153,491)
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------
2001                                                                                                    Consolidated
                                                         Guarantor   Non-guarantor       AMVESCAP PLC    Elimination    Consolidated
                                                      subsidiaries    subsidiaries     parent company        entries           total
                                                       (pound)'000     (pound)'000        (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities
                                                           355,584         266,937           (79,288)             --         543,233
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                   (34,688)         188,048            108,084      (307,040)        (45,596)
Taxation                                                 (105,319)        (56,773)            (4,481)             --       (166,573)
Net cash (outflow)/inflow from capital
   expenditure and financial investment                   (17,054)        (57,692)            (5,436)             --        (80,182)
Acquisitions                                                    --              --          (311,441)                      (311,441)
Dividends paid                                           (188,286)       (120,550)           (82,569)        307,040        (84,365)
Net cash (outflow)/inflow from financing                   (5,217)       (320,785)            341,037             --          15,035
Change in cash equivalents                                 (4,349)          62,949             37,960             --          96,560
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                    671        (37,866)              3,866             --        (33,329)
====================================================================================================================================

U.S. GAAP cash flow information:
Cash inflow from operating activities                      215,577         398,212             24,315      (307,040)         331,064
Cash outflow from investing activities                    (17,054)        (57,692)          (316,877)             --       (391,623)
Cash (outflow)/inflow from financing activities          (193,503)       (439,295)          (258,468)        307,040        (67,290)
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
2000                                                                                                    Consolidated
                                                         Guarantor   Non-guarantor       AMVESCAP PLC    elimination    Consolidated
                                                      subsidiaries    subsidiaries     parent company        entries           total
                                                       (pound)'000     (pound)'000        (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  306,422         255,709            113,694             --         675,825
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                   (42,705)         132,019             82,736      (198,164)        (26,114)
Taxation                                                 (123,907)         (2,300)             10,449             --       (115,758)
Net cash (outflow)/inflow from capital
   expenditure and financial investment                   (37,593)        (49,377)              7,147             --        (79,823)
Acquisitions                                                    --              --          (182,595)             --       (182,595)
Dividends paid                                           (128,688)        (69,476)           (63,558)        198,164        (63,558)
Net cash (outflow)/inflow from financing                     (275)            (37)             67,865             --          67,553
Change in cash equivalents                                  20,664        (99,930)           (41,062)             --       (120,328)
------------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                                (6,082)         166,608            (5,324)             --         155,202
====================================================================================================================================

U.S. GAAP cash flow information:
Cash inflow from operating activities                      139,810         385,428            206,879      (198,164)         533,953
Cash outflow from investing activities                    (37,593)        (49,377)          (175,448)             --       (262,418)
Cash (outflow)/inflow from financing activities          (128,963)        (61,260)              4,307        198,164          12,248
====================================================================================================================================