Form 20-F
period 2003-12-31
AMVESCAP PLC/LONDON/
filed 2004-04-29
CIK 914208

United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-13908

                                  AMVESCAP PLC
             (Exact name of Registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

              30 Finsbury Square, London, EC2A 1AG, United Kingdom
                    (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange on
                                                        ------------------------
Title of each class                                          which registered
-------------------                                          ----------------
American Depositary Shares, each
representing 2 Ordinary Shares of                       New York Stock Exchange
25 pence par value per share

Ordinary Shares of 25 pence par value per share         New York Stock Exchange1

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of shares outstanding of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report.

                                                             Outstanding at
Class                                                      December 31, 2003
-----                                                      -----------------
Ordinary Shares2                                              801,057,775

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

---------------
1 Listed not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares' primary trading market is the London Stock Exchange.
2    Includes Ordinary Shares represented by outstanding American Depositary
     Shares.

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

Item 1.  Identity of Directors, Senior Management and Advisers.................................................................1

Item 2.  Offer Statistics and Expected Timetable...............................................................................1

Item 3.  Key Information.......................................................................................................2

         Selected Financial Data...............................................................................................2

         Dividends.............................................................................................................5

         Market for Our Securities.............................................................................................5

         Exchange Rates........................................................................................................5

         Financial Statements and Reports......................................................................................6

         Risk Factors..........................................................................................................7

Item 4.  Information on the Company...........................................................................................12

         History and Development of AMVESCAP..................................................................................12

         Business Overview....................................................................................................12

         Operating Groups.....................................................................................................14

               AIM............................................................................................................14

               INVESCO........................................................................................................14

               AMVESCAP Retirement............................................................................................15

               Private Wealth Management......................................................................................16

         Our Business Strategy................................................................................................16

               Globalization..................................................................................................16

               Diverse Product Offerings......................................................................................16

               Multiple Distribution Channels.................................................................................16

               Alignment of Interests of Employees and Shareholders...........................................................17

         Competition..........................................................................................................17

         Management Contracts.................................................................................................17

         Government Regulations...............................................................................................17

         Our Organizational Structure.........................................................................................18

         Property.............................................................................................................18

Item 5.  Operating and Financial Review and Prospects.........................................................................18

         General..............................................................................................................18

         Introduction.........................................................................................................19

The Year In Review............................................................................................................19

         Summary of Differences between U.K. GAAP and U.S. GAAP...............................................................20

         IAS Implementation...................................................................................................20

         Critical Accounting Policies.........................................................................................20

               Revenue Recognition............................................................................................20

               Goodwill.......................................................................................................20

               Investments....................................................................................................21

               Deferred sales commissions.....................................................................................21

               Taxation.......................................................................................................21

               Exceptional Items..............................................................................................21

         Results of Operations................................................................................................22

Year Ended December 31, 2003..................................................................................................22

         Assets Under Management..............................................................................................23

         Financial Results....................................................................................................23

         2003 Compared with 2002..............................................................................................24

               2002 Compared with 2001........................................................................................26

               AIM U.S........................................................................................................26

               INVESCO North America..........................................................................................27

               INVESCO U.K....................................................................................................27

               INVESCO Europe/Asia............................................................................................27

               Private Wealth Management/Retirement...........................................................................27

               Corporate......................................................................................................27

               Other Income/Expense...........................................................................................27

               Taxation.......................................................................................................28

         Liquidity and Capital Resources......................................................................................28

         Off-Balance Sheet Arrangements.......................................................................................29

         Dividends............................................................................................................30

         Post Year-End Events.................................................................................................30

Item 6.  Directors, Senior Management and Employees...........................................................................30

         Directors and Senior Management......................................................................................30

         Compensation of Directors and Senior Management......................................................................34

               Salary, Bonus and Other Benefits...............................................................................34

               Option Grants..................................................................................................35

               AMVESCAP Global Stock Plan.....................................................................................35

               INVESCO Employee Stock Ownership Plan..........................................................................36

               AMVESCAP Executive Share Option Schemes........................................................................36

         Board Practices......................................................................................................36

         Employees............................................................................................................39

         Share Ownership......................................................................................................40

               Ownership of Ordinary Shares...................................................................................40

               Options to Purchase Securities from AMVESCAP...................................................................41

               Employee Ownership Opportunities...............................................................................42

Item 7.  Major Shareholders and Related Party Transactions....................................................................42

         Major Shareholders...................................................................................................42

         Related Party Transactions...........................................................................................43

Item 8.  Financial Information................................................................................................43

         Consolidated Statements and Other Financial Information..............................................................43


         Legal Proceedings....................................................................................................43

         Dividend Distributions...............................................................................................45

         Significant Changes in Financial Information.........................................................................45

Item 9.  The Offer and Listing................................................................................................45

         Nature of Trading Market and Price History...........................................................................45

Item 10.  Additional Information..............................................................................................45

         Memorandum and Articles of Association...............................................................................45

               Directors......................................................................................................46

               Rights attaching to our shares.................................................................................46

               Dividends and entitlement in the event of liquidation to any surplus...........................................47

         Material Contracts...................................................................................................47

         Exchange Controls....................................................................................................48

         Taxation.............................................................................................................49

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................................................51

Item 12.   Description of Securities Other than Equity Securities.............................................................52

PART II.......................................................................................................................52

Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................................................................52

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds........................................52

Item 15.  Controls and Procedures.............................................................................................52

Item 16.  [Reserved]..........................................................................................................52

Item 16A.  Audit Committee Financial Expert...................................................................................52

Item 16B.  Code of Ethics.....................................................................................................52

Item 16C.  Principal Accountant Fees and Services.............................................................................53

Item 16D.  Exemptions from the Listing Standards for Audit Committees.........................................................53

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.............................................53

PART III......................................................................................................................53

Item 17.  Financial Statements................................................................................................53

Item 18.  Financial Statements................................................................................................54

Item 19.  Exhibits............................................................................................................54

SIGNATURES............................................................................................................58


                                     PART I

           Cautionary Statements Concerning Forward-Looking Statements

        We believe it is important to communicate our future expectations to our shareholders and to the public. This report includes, and documents incorporated by reference herein, other public filings and oral and written statements by us and our management may include, statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," or similar expressions, are intended to identify forward-looking statements.

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

        The following important factors, and other important factors described elsewhere in this report or in our other filings with the Securities and Exchange Commission, among others, could cause our results to differ from any results that we may project, forecast or estimate in any such forward-looking statements: (1) variations in demand for our investment products; (2) significant changes in net cash flows into or out of our business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed;
(7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation, including pending civil enforcement actions by the SEC and various U.S. states' attorneys general, related pending private civil litigation, and any similar potential regulatory or other proceedings in non-U.S. jurisdictions; (9) exchange rate fluctuations; (10) the effect of economic conditions and interest rates on a U.K., U.S. or international basis; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; and (17) the effect of system delays and interruptions on our operations. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. For more discussion of the risks affecting us, please refer to Item
3. "Key Information--Risk Factors" below.

        You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.


Item 1.  Identity of Directors, Senior Management and Advisers

        Not applicable.


Item 2.  Offer Statistics and Expected Timetable

        Not applicable.

Item 3.  Key Information

Selected Financial Data


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


        The following tables present selected consolidated financial information of AMVESCAP as of and for each of the five fiscal years in the period ended December 31, 2003. The financial statement information as of and for each of the years in the five-year period ended December 31, 2003 has been derived from our audited Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects" and Note 23 to the Consolidated Financial Statements, below. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and "Item 5. Operating and Financial Review and Prospects," below.

                                                                              Year Ended December 31, (1)
                                                                              ---------------------------
                                            2003 (2)        2003            2002           2001           2000          1999
                                            --------        ----            ----           ----           ----          ----
                                                                         (In thousands, except per share data)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
 Revenues............................     $2,061,365(pound)1,158,070(pound)1,345,263(pound)1,619,847(pound)1,628,662(pound)1,072,350
 Operating profit before goodwill amortization and
    exceptional items (3)............        553,313         310,850         366,925         523,360         588,911         352,713
 Operating profit....................        136,927          76,925         148,262         325,886         480,690         315,959
 Profit before taxation..............         64,783          36,395         102,265         280,438         446,233         283,042
 Profit/(loss) after taxation........       (30,760)        (17,281)          16,893         154,803         300,728         181,484
 Earnings per share before goodwill amortization and
     exceptional items (3):
    Basic............................                          23.4p           27.5p           41.2p           57.5p           34.1p
    Diluted..........................                          23.2p           27.2p           40.0p           54.7p           32.7p
 Earnings per share:
    Basic............................                         (2.2)p            2.1p           19.2p           44.4p           28.4p
    Diluted..........................                         (2.2)p            2.1p           18.6p           42.3p           27.2p
Amounts in accordance with U.S. GAAP:
 Net income..........................        247,669         139,140         161,866          80,221         180,710          88,034
 Earnings per share:
      Basic..........................                          17.3p           20.0p           10.0p           26.7p           13.8p
      Diluted........................                          17.2p           19.8p            9.7p           25.7p           13.2p

                                                                                 As of December 31, (1)
                                                                                 ----------------------
                                            2003 (2)        2003            2002           2001           2000          1999
                                            --------        ----            ----           ----           ----          ----
                                                                                     (In thousands)
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
 Net current assets..................     $403,930    (pound)226,927   (pound)10,548  (pound)163,817  (pound)417,150  (pound)234,157
 Goodwill............................    4,293,009         2,411,803       2,542,306       2,696,045       2,375,542         664,135
 Total assets .......................    7,316,313         4,110,288       4,137,627       4,448,895       4,322,679       1,841,523
 Current maturities of debt..........           --                --         222,089         125,828           6,839              --
 Long-term debt - recourse...........    1,299,473           730,041         595,600         844,285         960,023         659,120
 Long-term debt - non recourse.......           --                --              --              --              --              --
 Capital and reserves................    3,973,410         2,232,253       2,283,488       2,281,464       2,130,001         451,384

Amounts in accordance with U.S. GAAP:
 Goodwill............................    6,205,913         3,486,468       3,551,617       3,647,633       3,389,084       1,650,515
 Total assets........................    9,210,039         5,174,179       5,244,240       5,608,081       5,625,562       3,040,866
 Long-term debt - recourse...........    1,299,473           730,041         595,600         844,285         960,023         659,120
 Long-term debt - non-recourse.......      292,499           164,325         229,761         299,333         372,178         303,379
 Capital and reserves................    5,726,178         3,216,954       3,208,235       3,112,031       3,018,621       1,337,312

                                                                                    Year Ended December 31, (1)
                                                                                    ---------------------------
                                            2003 (2)        2003            2002           2001           2000          1999
                                            --------        ----            ----           ----           ----          ----
                                                                                          (In thousands)
Other Data:
Amounts based on U.K. GAAP:
 Cash provided by operations.........     $559,399    (pound)314,269  (pound)426,518  (pound)543,233  (pound)675,825  (pound)366,047
 EBITDA (3)..........................      688,175           386,615         433,718         603,418         659,665         431,063
Amounts based on U.S. GAAP:
 EBITDA (3)..........................      679,825           381,924         426,147         604,913         662,422         414,634
Dividends per share (pence)..........                           11.5            11.5              11              10               9

                                                                  As of December 31, (1)
                                                                  ----------------------
                                                    2003       2002        2001        2000       1999
                                                    ----       ----        ----        ----       ----
                                                                        (In billions)
Total assets under management........             $370.6     $332.6      $397.9      $402.6     $357.4

--------------
(1) Includes financial data attributable to acquired businesses from the respective dates of purchase. See "Item 5: Operating and Financial Review and Prospects," below.
(2) For the convenience of the reader, we have translated pounds sterling as of and for the fiscal year ended December 31, 2003 into U.S. dollars using the Noon Buying Rate, which is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2003 of $1.78 per (pound)1.00. We did not use Noon Buying Rates in the preparation of our Consolidated Financial Statements. The rates that we used in the preparation of our Consolidated Financial Statements for the fiscal year ended December 31, 2003 were $1.65 per (pound)1.00 for profit and loss statement items, which was the average prevailing exchange rate during the year, and $1.77 per (pound)1.00 for balance sheet items, which was the rate prevailing at December 31, 2003. For a discussion of the effects of currency fluctuations on our combined results of operations and combined financial position, see "Risk Factors" and "Item 5: Operating and Financial Review and Prospects," below.
(3) Operating profit before goodwill amortization and exceptional items is a more appropriate income amount for presentation, and profit after taxation before goodwill amortization and exceptional items is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of the year-by-year performance of the business. EBITDA consists of earnings before taxation and exceptional items and excluding interest expense, depreciation and amortization charges. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with U.K. GAAP or U.S.
     GAAP), as an indicator of our operating performance, as cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S.
     GAAP), as a measure of liquidity, or as any other measure of operating performance determined in accordance with U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies. Reconciliations of operating profit to operating profit before goodwill amortization and exceptional items, earnings per share to earnings per share before goodwill amortization and exceptional items, profit before taxation to U.K. GAAP based EBITDA, and U.K. GAAP based EBITDA to U.S. GAAP based EBITDA are presented below:

     Reconciliation of operating profit to operating profit before goodwill amortization and exceptional items:

                                                                        Year Ended December 31, (1)
                                               -------------------------------------------------------------------------------------
                                                2003 (2)       2003         2002             2001           2000         1999
                                                --------       ----         ----             ----           ----         ----
Operating profit..........................     $136,927  (pound)76,925  (pound)148,262  (pound)325,886 (pound)480,690 (pound)315,959
Goodwill amortization.....................      265,188        148,982         149,415         137,477         56,417         36,754
Exceptional items.........................      151,198         84,943          69,248          59,997         51,804             --
                                                -------         ------          ------          ------         ------         ------
Operating profit before goodwill amortization and
       exceptional items:.................      553,313        310,850  (pound)366,925  (pound)523,360 (pound)588,911 (pound)352,713
                                                =======        =======          ======         =======        =======        =======

     Reconciliation of earnings per share to earnings per share before goodwill amortization and exceptional items:

                                                                        Year Ended December 31, (1)
                                               -------------------------------------------------------------------------------------
                                                2003 (2)       2003         2002             2001           2000         1999
                                                --------       ----         ----             ----           ----         ----
Basic earnings per share..................                       (2.2)p            2.1p           19.2p          44.4p         28.4p
                                                                 ======            ====           =====          =====         =====
Diluted earnings per share................                       (2.2)p            2.1p           18.6p          42.3p         27.2p
                                                                 ======            ====           =====          =====         =====
Profit after taxation.....................     $(30,760) (pound)(17,281)  (pound)16,893  (pound)154,803 (pound)300,728(pound)181,484
Goodwill amortization.....................       265,188         148,982        149,415         137,477         56,417        36,754
Exceptional items.........................       151,198          84,943         69,248          59,997         51,804            --
Exceptional items - tax benefit...........      (51,694)        (29,042)       (12,832)        (20,607)       (19,167)            --
                                                --------        --------       --------        --------       --------        ------
Profit after taxation before goodwill
amortization..............................
   and exceptional items:.................      $333,932  (pound)187,602 (pound)222,724  (pound)331,670 (pound)389,782(pound)218,238
                                                --------        --------       --------        --------       --------        ------
Conversion of ESDs........................            --              --             --              --          4,093            --
                                                --------        --------       --------        --------       --------        ------
                                                $333,932  (pound)187,602 (pound)222,724  (pound)331,670 (pound)393,875(pound)218,238
                                                --------        --------       --------        --------       --------        ------


Weighted average number of shares
     Basic................................                       802,885        810,042         805,061        678,006       639,636
     Diluted..............................                       810,371        819,518         829,983        720,766       666,907

Basic earnings per share before goodwill
     amortization and exceptional items:..                         23.4p          27.5p           41.2p          57.5p         34.1p
                                                                    =====         =====           =====          =====         =====
Diluted earnings per share before goodwill
     amortization and exceptional items:..                         23.2p          27.2p           40.0p          54.7p         32.7p
                                                                    =====         =====           =====          =====         =====


     Reconciliation of  profit before taxation to U.K. GAAP based EBITDA:

                                                                        Year Ended December 31, (1)
                                               -------------------------------------------------------------------------------------
                                                2003 (2)       2003         2002             2001           2000         1999
                                                --------       ----         ----             ----           ----         ----
Profit before taxation....................       $64,783   (pound)36,395 (pound)102,265  (pound)280,438 (pound)446,233(pound)283,042
Goodwill amortization.....................       265,188         148,982        149,415         137,477         56,417        36,754
Depreciation..............................        90,700          50,955         60,232          69,625         53,607        40,621
Exceptional items.........................       151,198          84,943         69,248          59,997         51,804            --
Amortization of CDSCs.....................            --              --             --              --            --         25,920
LTIP amortization.........................        30,385          17,070             --              --            --             --
Interest expense..........................        85,921          48,270         52,558          55,881        51,604         44,726
                                                --------        --------       --------        --------       --------        ------
EBITDA based on U.K. GAAP.................      $688,175  (pound)386,615 (pound)433,718  (pound)603,418(pound)659,665 (pound)431,063
                                                --------        --------       --------        --------       --------        ------


     Reconciliation of  U.K. GAAP based EBITDA to U.S. GAAP based EBITDA:

                                                                        Year Ended December 31, (1)
                                               -------------------------------------------------------------------------------------
                                                2003 (2)       2003         2002             2001           2000         1999
                                                --------       ----         ----             ----           ----         ----
EBITDA based on U.K. GAAP.................     $688,175   (pound)386,615 (pound)433,718  (pound)603,418(pound)659,665 (pound)431,063
Acquisition accounting differences........      (6,554)          (3,682)        (7,991)              --            --       (14,389)
Other.....................................      (1,796)          (1,009)            420           1,495         2,757        (2,040)
                                                --------        --------       --------        --------       --------        ------
EBITDA based on U.S. GAAP..................    $679,825   (pound)381,924 (pound)426,147  (pound)604,913(pound)662,422 (pound)414,634
                                                ========        ========       ========        ========       ========        ======

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

        The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated, translated into U.S. cents per American Depositary Share:

                                                    U.S. Cents per American
                  Pence per Ordinary Share            Depositary Share(1)
                  ------------------------            -------------------
Year Ended
December 31,     Interim     Final     Total    Interim      Final      Total
------------     -------     -----     -----    -------      -----      -----
   1999             3.50      5.50      9.00      11.55      17.17      28.72
   2000             4.00      6.00     10.00      11.55      17.19      28.74
   2001             4.50      6.50     11.00      13.32      19.01      32.33
   2002             5.00      6.50     11.50      15.69      20.83      36.52
   2003             5.00      6.50(2)  11.50(2)   16.63      23.01(3)   39.64(3)


--------------
(1) Based on Noon Buying Rates in effect at the respective payment dates, and adjusted to reflect the one-for-two adjustment to the Ordinary Share per American Depositary Share ratio in April 1998, and the change in the Ordinary Share per American Depositary Share ratio from five-for-one to two-for-one on November 8, 2000.
(2) Subject to approval of the final dividend by the shareholders at the Annual General Meeting to be held on April 29, 2004.
(3) If approved, the final dividend will be paid on May 5, 2004. The 2003 final dividend per American Depositary Share shown has been translated at the latest practicable rate prior to finalizing this report. The amount paid will be calculated based on exchange rates as at the payment date.

Market for Our Securities

        Our Ordinary Shares are listed on the Official List of The U.K. Listing Authority and traded the London Stock Exchange, the SBF -- Paris Bourse, are traded on the Frankfurt Stock Exchange, and are reported under the symbol "AVZ" on all three exchanges. Our American Depositary Shares are listed for trading on the New York Stock Exchange under the symbol "AVZ." Each of our American Depositary Shares represents the right to receive two Ordinary Shares deposited with The Bank of New York (the "Depositary"). The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. We also have Exchangeable Shares which were issued by one of our subsidiaries and are listed for trading on The Toronto Stock Exchange. Voting rights of holders of Exchangeable Shares and descriptions of Exchangeable Shares are set forth in "Item 10. Additional Information--Memorandum and Articles of Association--Rights attaching to our shares," below. Our 6.600% Senior Notes due 2005, our 5.900% Senior Notes due 2007 and our 5.375% Senior Notes due 2013 are listed on the Luxembourg Stock Exchange.

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

        The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (pound)1.00. On April 22, 2004, the Noon Buying Rate was $1.77 per (pound)1.00. These translations are not representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. We do not use such rates in the preparation of our Consolidated Financial Statements.


                                  EXCHANGE RATES

Year ended December 31,       Year end     Average(1)      High          Low
-----------------------       --------     ----------      ----          ---
         1999                     1.62           1.62      1.68         1.55
         2000                     1.49           1.51      1.65         1.40
         2001                     1.45           1.44      1.50         1.37
         2002                     1.61           1.50      1.61         1.41
         2003                     1.78           1.65      1.78         1.55

--------------
(1) The average of the exchange rates on the last trading day of each month during the relevant period.


        Month                                      High                 Low
        -----                                      ----                 ---
 March 2004                                        1.87                1.79
 February 2004                                     1.90                1.82
 January 2004                                      1.85                1.79
 December 2003                                     1.78                1.72
 November 2003                                     1.72                1.67
 October 2003                                      1.70                1.66
 September 2003                                    1.66                1.57

Financial Statements and Reports

     This report contains our consolidated balance sheets as of December 31, 2003 and 2002 and consolidated statements of income, total recognized gains and losses, shareholders' funds and cash flows for the years ended December 31, 2003, 2002 and 2001. The Consolidated Financial Statements and other financial information concerning us included in this Form 20-F and in our annual and semi-annual reports are presented in conformity with U.K. GAAP. U.K. GAAP as applied to us differs in certain important respects from U.S. GAAP. A description of the principal differences between U.K. GAAP and U.S. GAAP and a reconciliation to U.S. GAAP net income and shareholders' equity are contained in the notes to the Consolidated Financial Statements.

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

     The financial information concerning us contained in this Form 20-F does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended) of Great Britain. Statutory accounts of our company in respect of the financial years ended December 31, 2003, 2002 and 2001 have been delivered to the Registrar of Companies for England and Wales. In respect of each of those statutory accounts, our auditors have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act.

Risk Factors

     Our revenues would be adversely affected by any reduction in the assets under our management, which would reduce the investment management fees we earn.

     We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fee paid to us is typically based on the market value from time to time of assets under management. Assets under management may decline for various reasons, many of which are not under our control. For any period in which revenues decline, our profits and profit margins may decline by a greater proportion because certain expenses remain relatively fixed. Factors that could decrease assets under management (and therefore revenues) include the following:

     Declines in the market value of the assets in the funds and accounts managed. These could be caused by price declines in the securities markets generally or by price declines in the market segments in which those assets are concentrated. Approximately 55% of our total assets under management are invested in equity securities and 45% are invested in fixed income and other securities at December 31, 2003, compared with 50% each at the end of the prior year. The effect of market price declines will be compounded if the funds and accounts managed underperform the applicable market or segment.

     Redemptions and other withdrawals from, or shifting among, the funds and accounts managed. These could be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities) reducing their investments in mutual funds in general or in the market segments on which AMVESCAP focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by AMVESCAP; and portfolio risk characteristics, which could cause investors to move funds to other investment managers. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreases in revenues to us. Failure of our funds to perform well could, therefore, have a material adverse effect on us. Furthermore, the fees we earn vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if clients shift their investments to these lower fee accounts.

     Favorable performance by the U.S. securities markets in the late 1990s attracted a substantial inflow of investments to the U.S. mutual fund industry and resulted in significant appreciation in the market value of the assets held by AMVESCAP funds during the period. However, markets during the years 2000 through the first half of 2003 retreated from the level of performance experienced during the late 1990s. Between January 1, 2002 and June 30, 2003 each of the major indices continued to experience declines: the FTSE 100 down by 23%, the S&P 500 by 15%, NASDAQ by 17%, and the Dow Jones Industrial Average by 10%. Our assets under management have varied from year to year, and it is possible that decreases in assets under management could occur in future periods.

     Our business is dependent on investment advisory agreements that are subject to termination or non-renewal, and our mutual fund and other investors may withdraw their funds at any time.

     Substantially all of our revenues are derived pursuant to investment advisory agreements with mutual funds and other separate and private accounts. Investment management contracts are generally terminable upon thirty or fewer days' notice. With respect to agreements with U.S. mutual funds, these investment advisory agreements may be terminated by either party with notice, or terminated in the event of an "assignment" (as defined in the 1940 Act ), and must be approved and renewed annually by the disinterested members of each fund's board of directors or trustees, or its shareowners, as required by law. In addition, the board of trustees or directors of certain funds and separate and private accounts of AMVESCAP or our subsidiaries generally may terminate these investment advisory agreements upon written notice for any reason. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts, redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Any termination of or failure to renew a significant number of these agreements, or any other loss of a significant number of our clients or assets under management, would adversely affect our revenues and profitability.

     The carrying value of goodwill and certain investment balances on our balance sheet could become impaired, which would adversely affect our results of operations.

     We have goodwill and investment balances on our balance sheet that are subject to an annual impairment test. We cannot be certain that we will ever realize the value of such investment balances and goodwill. We perform impairment reviews of the book values of goodwill and investments on a regular basis. A variety of factors could cause such book values to become impaired. Should valuations be deemed to be impaired, a write-down of the related asset would occur, adversely affecting our results of operations for the period.

     Various ongoing United States governmental enforcement actions and investigations relating to certain practices in the mutual fund industry could adversely affect our assets under management and future financial results, and increase our costs of doing business.

     The United States Securities and Exchange Commission ("SEC"), the Office of the New York State Attorney General ("NYAG"), and other States' authorities are investigating trading practices, fees and sales compensation arrangements in the mutual fund industry. Invesco Funds Group ("IFG"), a subsidiary of ours, and its former chief executive officer have been named in civil complaints by the SEC and the NYAG, and IFG has been named in a civil complaint filed by the Attorney General for the State of Colorado, alleging that IFG allowed certain hedge funds and other investors to engage in "market timing" trades in IFG mutual funds. While the various complaints assert a number of legal theories, two general claims predominate: (1) that IFG, by allowing "market timing" trading, violated the anti-fraud provisions of the federal securities laws, and (2) that by allowing "market timing" trading, IFG breached its fiduciary duties - as established by state common law or federal statute - to the funds and/or individual investors. Investigations by the SEC, NYAG and other authorities (including other State regulators) into these practices are ongoing.

     A subsidiary of ours, A I M Advisors, Inc. ("AIM"), IFG and/or certain of their related entities have received inquiries in the form of subpoenas or other written and oral requests for information from the SEC, the U.S. National Association of Securities Dealers ("NASD"), NYAG and various other state and federal authorities with respect to market timing, late trading, fair value pricing, directed brokerage and preferred fund distribution arrangements and certain other issues pertaining to their respective funds. AIM and IFG are cooperating fully with authorities in these inquiries.

     We have also been conducting our own internal fact-finding inquiry with the assistance of outside counsel. On January 14, 2004, we announced that our ongoing internal review had revealed situations in which its procedures were not completely effective in guarding against the potential adverse impact of frequent trading and illegal late trading through intermediaries. These findings were based, in part, on an extensive economic analysis by outside experts who examined the impact of these activities. In light of these findings, we announced our determination to provide full restitution to any AIM or IFG fund or its shareholders harmed by the activities of accommodated third-party market timers. We have informed U.S. federal and state regulators of our most recent findings and are seeking to resolve both the pending enforcement actions against IFG and the ongoing investigations with respect to AIM.

     There can be no assurance that we will be able to reach a satisfactory settlement with the regulators, or that any such settlement will not include terms which would have the effect of barring either or both of IFG and AIM, or any other investment advisor directly or indirectly owned by us, from serving as an investment advisor to any registered investment company. If either of these results occurs, AIM will seek exemptive relief from the SEC to permit it to continue to serve as the investment advisor to the AIM and INVESCO mutual funds. There can be no assurance that such exemptive relief will be granted.

     In addition to the above, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with us (including certain INVESCO funds, certain AIM funds, IFG, AIM, A I M Management Group Inc. (the parent of AIM), AMVESCAP, certain related entities and certain of their officers). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above. Certain other lawsuits allege that one or more of our funds inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. Such lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), (iii) breach of fiduciary duty, and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, interest, and the payment of attorneys' and experts' fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. Recently, the federal Judicial Panel on Multidistrict Litigation ("JPML") directed that mutual fund market timing cases be consolidated for coordinated pretrial proceedings in the District of Maryland. Some of the cases against AMVESCAP affiliated parties have been conditionally transferred to the District of Maryland in accordance with the JPML's directive; others will likely be transferred via future Conditional Transfer Orders.

     Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed in the U.S., U.K., and other jurisdictions in which we operate against us, IFG, AIM and related entities and individuals.

     We cannot predict the outcome of these actions and our management is currently unable to determine the total potential impact that they may have on our results of operations, financial position and cash flows. The range of possible outcomes includes outcomes pursuant to which that impact would be material. Moreover, public trust and confidence are critical to our business, and any material loss of investor and/or client confidence could result in a significant decline in assets under management, which would have an adverse effect on future financial results and our ability to grow our business.

     Our investment management professionals are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.

     Retaining highly skilled technical and management personnel is important to our ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the volatility of the markets has increased and the investment management industry has experienced growth. The market for investment managers is also increasingly characterized by the frequent movement of investment managers among different firms. In addition, since individual investment managers often maintain a strong, personal relationship with their clients that is based on their clients' trust in the manager, the departure of a manager could cause the loss of client accounts, which could have a material adverse effect on the results of operations and financial condition of AMVESCAP. Our policy has been to provide our investment management professionals with compensation and benefits that we believe are competitive with other leading investment management firms. However, there can be no assurance that we will be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse effect on our revenues and profitability.

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

     Demand for our mutual fund products may decline, harming our business.

     The marketplace for investment products is rapidly changing: investors are becoming more sophisticated; the demand for and access to investment advice and information are becoming more widespread; and more investors are demanding investment vehicles that are customized to their personal situations. The impact on mutual fund demand due to the increasing availability of alternative product types, such as hedge funds, exchange traded funds and separate accounts, is uncertain.

     We operate in an industry that is highly regulated in the U.S. and numerous foreign countries, and any adverse changes in the regulations governing our business could decrease our revenues and profitability.

     As with all investment management companies, our operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities and the activities of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures on our employees or us. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us. For example, proposed changes in EU regulatory capital requirements may cause us to have a shortfall in regulatory capital. Pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase our costs of doing business and/or negatively affect our revenues. To the extent that existing regulations are amended or future regulations are adopted that reduce the sale, or increase the redemptions, of our products and services, or that negatively affect the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

     Our substantial indebtedness could adversely affect our financial position.

     We have a significant amount of indebtedness. As of December 31, 2003, we had outstanding total debt of (pound)730.0 million, net debt of (pound)576.6 million and shareholders' funds of (pound)2.2 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Any or all of the above factors could materially adversely affect our financial position.

     Our credit facilities impose restrictions on our ability to conduct business and may not be sufficient to satisfy capital and operating requirements.

     Our credit facilities require us to maintain specified financial ratios, including maximum debt to earnings and interest coverage. These credit facilities also contain covenants that, among other things, restrict our ability to declare and pay dividends, transfer assets, merge and create liens. The breach of any covenant would result in a default under the credit facility. In the event of any such default, lenders that are party to the credit facility could elect to declare all amounts borrowed under the credit facility, together with accrued interest and other fees, to be due and payable. If any indebtedness under the credit facility were to be accelerated, AMVESCAP might not have sufficient assets to repay such indebtedness in full.

     Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

     We sell a portion of our investment products through a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. Increasing competition for these distribution channels could cause our distribution costs to rise. Higher distribution costs would lower our net revenues. Additionally, certain of the intermediaries whom we rely upon to distribute our investment products also sell their own competing proprietary funds and investment products, which could limit the distribution of our products. Additionally, if one of our major distributors were to cease their operations, it could have a significant adverse affect on our revenues and earnings. Moreover, any failure to maintain strong business relationships with these distribution sources would impair our ability to sell our products, which could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

     Our business is vulnerable to failures in support systems and customer service functions that could lead to loss of customers or claims against AMVESCAP.

     The ability to consistently and reliably obtain securities pricing information, process shareowner transactions and provide reports and other customer service to the shareowners of funds managed by AMVESCAP is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing shareowner transactions or providing reports, and any inadequacies in other customer service, could alienate customers and potentially give rise to claims against AMVESCAP or its subsidiaries. The customer service capability of AMVESCAP and its subsidiaries, as well as their ability to obtain prompt and accurate securities pricing information and to process shareowner transactions and reports, is highly dependent on communications and information systems and on third-party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in operations.

     Our ability to successfully integrate the varied segments of our business could be impeded by systems and other technological limitations.

     Our continued success in effectively managing and growing our business, both domestically and abroad, depends on our ability to integrate the varied accounting, financial, information and operational systems of our various businesses on a global basis. If we fail to integrate these systems, or fail to do so on a timely basis, our profitability could be harmed.

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

     The daily trading volume of our American Depositary Shares on the New York Stock Exchange is limited, which may adversely affect your ability to buy and sell our American Depositary Shares and the trading price of those shares.

     Although the American Depositary Shares trade on the New York Stock Exchange, the daily trading volume is limited. Our Ordinary Shares are not listed on the New York Stock Exchange, and there is no trading market for the Ordinary Shares in the United States.

     Holders of American Depositary Shares may be restricted in their ability to exercise voting rights.

     Holders of American Depositary Shares will generally have the right under the deposit agreement to instruct the Depositary to exercise their voting rights for the Ordinary Shares represented by their American Depositary Shares. At our request, the Depositary will mail to holders of American Depositary Shares any notice of any shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by American Depositary Shares. If the Depositary receives voting instructions from a holder of American Depositary Shares on a timely basis, it is obligated to endeavor to vote the securities represented by the holder's American Depositary Shares in accordance with those voting instructions. The ability of the Depositary to carry out voting instructions, however, may be restricted by practical limitations, such as time zone differences and delays in mailing.

     American Depositary Share holders may be unable to participate in rights offerings and similar transactions in the future.

     U.S. securities law may restrict the ability of U.S. persons who hold American Depositary Shares to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable to, or choose not to, register those securities under the U.S. securities laws and are unable to rely on an exemption from registration under these laws. If we issue any securities of this nature in the future, we may issue such securities to the Depositary for the American Depositary Shares, which may sell those securities for the benefit of the holders of the American Depositary Shares. We cannot offer any assurance as to the value, if any, the Depositary would receive upon the sale of those securities.

Item 4.  Information on the Company

History and Development of AMVESCAP

     We were incorporated on December 19, 1935, under the laws of England. Our principal executive offices are located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom, and our telephone number is 011-44-207-638-0731. We have a website on the Internet at http://www.amvescap.com. Information contained in our website shall not be deemed to be part of or to be incorporated into this Form 20-F.

     Effective January 1, 2003, we realigned several of our business units into two new divisions under our AIM and INVESCO brands. The AIM division includes our AIM Investments ("AIM") business unit in the U.S. and our AIM Trimark Investments ("AIM Trimark") business unit in Canada. The INVESCO division includes business units in North America, the United Kingdom, Continental Europe and Asia Pacific, as well as an alternative investments business unit that includes our real estate and private equity businesses . In order to realize further economies of scale, during 2003 we also transferred the distribution, administration, accounting, reporting, and all other non-investment functions for our INVESCO Family of Funds from our INVESCO division to our AIM division. In December 2003, we completed our acquisition of the Hypo-und Vereinsbank's institutional real estate funds management business, bringing $2.9 billion in assets under management to INVESCO. INVESCO Retirement was renamed AMVESCAP Retirement effective April 1, 2003. We made no changes to our Private Wealth Management division as a result of the January 1, 2003 realignment. In February 2003, however, the Private Wealth Management division acquired Whitehall Asset Management, adding over $1 billion in assets under management, and in March 2004 it also acquired Stein Roe Investment Counsel LLC, adding over $7 billion in assets under management.

     During the fiscal years ended December 31, 2003, 2002 and 2001, our capital expenditures were (pound)37.4 million, (pound)59.3 million and (pound)79.2 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. We capitalized certain costs associated with our move in the U.K. to the Global Fund Administration System (GFAS). In 2002, we capitalized as leasehold improvements certain costs associated with our move to new headquarters in London, England. In 2001, capital expenditures also included costs incurred to relocate to new facilities in Denver, Colorado. Since December 31, 2003, our capital projects have included continuing technological enhancements to computer hardware and software. These projects have been funded with proceeds from our operating cash flows. During the fiscal years ended December 31, 2003, 2002 and 2001, and since December 31, 2003, our capital divestitures were not significant relative to our total fixed assets.

Business Overview

     We are one of the world's largest independent investment management groups, with $370.6 billion of assets under management at December 31, 2003. We provide our clients with a broad array of domestic, international and global investment products, focused primarily on investment management. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

     We operate through various subsidiaries and divisions around the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 720 investment professionals located throughout the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 55% of our assets under management as of December 31, 2003 were invested in equities, and approximately 45% were invested in fixed income and other securities.

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

     We have organized our operations with a view to maximizing the benefits of a local presence while exploiting the synergies of a global organization. Until December 31, 2002, we were organized into five operating groups. Since January 1, 2003, we have been organized into four operating groups:

   AIM which manages, distributes and administers (i) the AIM and INVESCO families of 74 retail mutual funds in the United States, and (ii) the AIM Trimark family of 80 retail mutual funds in Canada, and provides services through managed accounts;

   INVESCO which manages portfolios for institutional investors in North America and institutional and retail investors outside of North America (primarily Europe and Asia), and provides services through managed accounts;

   Private Wealth   which provides wealth management services to high net worth
   Management (PWM) individuals and their families as well as asset management services to foundations and endowments in the United States under the Atlantic Trust brand;

   AMVESCAP         which distributes our investment management products and
   Retirement       others by developing, marketing, managing and providing
                    administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

     Selected financial and headcount information for each of our operating groups as of and for the year ended December 31, 2003 is set forth below. See
Note 4 to our Consolidated Financial Statements, below, for a geographical analysis of our total revenues for the fiscal years ended December 31, 2003, 2002 and 2001. See "Item 5: Operating and Financial Review and Prospects," below, for total revenues by operating group for the fiscal years ended December 31, 2003, 2002 and 2001.


                                                              For the year ended December 31, 2003
                                                         -------------------------------------------
                                                   AIM                                INVESCO
                                       --------------------------- -----------------------------------------
                                                                        North
                                            U.S.        Canada         America         U.K.     Europe/Asia    PWM/Retirement
                                       ------------- ------------- ------------- ------------- -------------  ---------------
Revenues                               (pound)476.8m (pound)154.8m (pound)191.5m (pound)174.2m (pound)77.7m     (pound)83.1m
Operating profit before goodwill
    amortization and exceptional items (pound)182.7m  (pound)77.6m  (pound)49.0m  (pound)29.4m  (pound)0.3m    (pound)(3.3)m
Assets Under Management                      $149.4b        $28.7b       $120.2b        $39.0b       $23.8b            $9.5b
Headcount                                      2,368           922           878         1,135          608              774
                                       --------------------------------------------------------------------------------------

                                                              For the year ended December 31, 2003
                                                         -------------------------------------------
                                                   AIM                                INVESCO
                                       --------------------------- -----------------------------------------
                                                                        North
                                            U.S.        Canada         America         U.K.     Europe/Asia    PWM/Retirement
                                       ------------- ------------- ------------- ------------- -------------  ---------------
Revenues                              (pound)619.0m (pound)151.3m  (pound)202.4m (pound)196.6m  (pound)85.6m    (pound)90.3m
Operating profit before goodwill      (pound)244.9m  (pound)77.6m   (pound)50.5m  (pound)31.1m   (pound)0.9m   (pound)(5.4)m
    amortization and exceptional items
Assets Under Management                     $144.1b        $22.0b        $103.5b        $34.0b        $21.1b           $7.9b
Headcount                                     2,857           918            817         1,428           714             770
                                       --------------------------------------------------------------------------------------

------
(1) AMVESCAP Retirement had $27.7 billion in assets under administration as of December 31, 2003 compared to $30.9 billion as of December 31, 2002.

Operating Groups

     AIM

     Our AIM operating group manages, distributes and administers mutual funds and related products sold to retail and institutional investors within North America that are marketed under the AIM, AIM Trimark and INVESCO brands.

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

     AIM Business Unit

     AIM is the largest business unit in the AIM operating group. AIM's bottom-up approach toward equity investing centers on the philosophy that stock prices eventually follow earnings, and companies with superior earnings provide significantly higher returns than companies without such earnings. AIM also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM offers funds to pension plans and to insurance companies that use its funds in separate accounts. Customers of AIM's money market funds included all of the ten largest U.S. banks and 21 of the 25 largest U.S. banks in terms of asset size on June 30, 2003. AIM also has developed a managed account business, which tailors individual, privately managed portfolios to clients' investment needs, and provides retirement products and state-sponsored college savings plans.

     During 2003, we effected a significant integration of the distribution and administrative functions of the INVESCO Funds Group into AIM. This integration occurred in several steps during the third and fourth quarters. As a result of the integration, AIM became the distributor and the administrator for the INVESCO retail mutual funds. AIM also became the adviser to the funds, with various other of its affiliates serving as sub-adviser. We effected this integration in order to rationalize and strengthen our relationships with intermediaries distributing our retail mutual funds and to recognize cost savings and other efficiencies by eliminating duplicative operations.

     AIM Trimark Business Unit

     AIM Trimark investment managers employ a bottom-up stock selection approach. The managers consider themselves "business people buying businesses." The managers evaluate potential portfolio company management, the competitive position of such company within its industry and any proprietary advantage the company possesses. AIM Trimark also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Trimark offers funds to pension plans, insurance companies that use its funds in separate accounts, and banks and other financial institutions that use its funds as part of fund-of-funds offerings.

     AIM also provides sub-advisory services to certain AIM Trimark funds and to mutual funds managed by other of our business units, and AIM Trimark provides sub-advisory services to a mutual fund managed by another of our business units. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisers.

     INVESCO

     Our INVESCO operating group manages portfolios of equity, balanced, fixed income, structured equity, real estate and private capital investments for institutional and retail clients throughout the world and provides services through managed accounts.

     INVESCO manages portfolios for a number of different types of institutional clients in North America, including:

     o corporate pension plans;
     o public and municipal pension plans;
     o Taft/Hartley pension plans;
     o insurance companies and banks; and
     o non-profit organizations.

     INVESCO employs growth, value-oriented and quantitative approaches to select securities for equity portfolios and uses quantitative and value approaches to select securities for fixed income portfolios that it manages for its institutional clients. INVESCO customizes its product offerings and stock selection approaches to meet the varied investment objectives of our diverse client base. INVESCO's products and services are marketed by a team of marketers organized by client type. INVESCO also distributes retirement services through alliances with other service providers that deliver our investment products to their clients. INVESCO provides sub-advisory services to funds offered by our other business units and advisory and sub-advisory services to funds offered by third parties.

     INVESCO also manages, as investment sub-adviser, mutual funds distributed to retail clients in the U.S. that are invested in the U.S. and international markets, including funds that target particular market sectors as well as equity, balanced, fixed income and money market funds. The investment strategies for these products range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. The equity products use a bottom-up, fundamental investment approach to find the most promising growth companies. The portfolio managers look for growth stocks of companies that are leaders in high growth industries and that have experienced strong returns and cash flow.

     Outside of North America, INVESCO engages in retail and institutional investment management and related marketing activities through 20 offices located around the world, serving investors located primarily in the U.K., Continental Europe and Asia. INVESCO's main non-U.S. investment offices are located in London, Henley-on-Thames, Paris, Frankfurt, Tokyo, Hong Kong, Melbourne and, Taipei. In addition, INVESCO Great Wall, AMVESCAP's joint venture company in China, launched its first fund in early September 2003. INVESCO provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

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

     Units of INVESCO market investment products through independent brokers, alliances with other major financial organizations and direct sales to institutional investors buying for their own accounts. INVESCO tailors its marketing strategy to respond to the relevant competitive environment in each country or region. INVESCO's non-U.S. business units also provide advisory or sub-advisory services to investment products offered by other of our business units.

     We believe that having our investment professionals working in and investing from many of the world's financial markets is one of our strengths. INVESCO both coordinates the construction of global portfolios and markets our global investment management services.

     AMVESCAP Retirement

     AMVESCAP Retirement gathers investment assets for us by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

     AMVESCAP Retirement provides a full range of services to various retirement accounts. Its services include custodian, record keeping, administration, compliance, and client employee education and communication. AMVESCAP Retirement sells on a full-service basis and markets our investment products and services to clients who receive administration services from other providers. One unit of AMVESCAP Retirement is a U.S. national trust bank that provides custody and trust services to retirement accounts, including offering collective trust funds sub-advised by other of our business units or by other parties. AMVESCAP Retirement also includes a unit that focuses on capturing IRA rollovers, another unit that markets and supports our participation in international defined contribution pension markets, and a further unit that develops strategic partnerships with other service providers.

     Our retirement services are distributed through three primary channels:

     o a direct sales force calling on plan sponsors and consultants;
     o broker-dealer distribution channels; and
     o strategic partnerships with other service providers.

     AMVESCAP Retirement was named INVESCO Retirement prior to April 1, 2003.

     Private Wealth Management

     Our Private Wealth Management division was formed in 2001 in connection with our acquisition of Pell Rudman and now operates under the brand name of Atlantic Trust Private Wealth Management. The Private Wealth Management division provides personalized and sophisticated wealth management services to high net worth individuals and their families, as well as, asset management services to foundations and endowments in the U.S. The division also provides various investment management services to its clients, including asset allocation, trust services, custody and family office services. It primarily obtains clients through referrals from existing clients and recommendations from a network of attorneys and accountants.

     In February 2003, Atlantic Trust Group, Inc. ("ATG"), the holding company for our Private Wealth Management division, acquired Whitehall Asset Management, an SEC-registered investment adviser with over $1 billion in assets under management. In March 2004, ATG also acquired Stein Roe Investment Counsel LLC, an SEC-registered investment adviser with over $7 billion in assets under management. On March 8, 2004, we announced the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management Limited and Atlantic Wealth Management International Limited, which we expect will result in the transfer of approximately $1.4 billion of AUM out of the Private Wealth Management business.

     The Private Wealth Management division operates through several subsidiaries, the most significant of which are Atlantic Trust Company, N.A., a limited purpose national trust company regulated by the Office of the Comptroller of the Currency, Atlantic Trust Advisors, Inc., an SEC-registered investment adviser, AT Investor Services, Inc., a broker-dealer regulated by the SEC and the NASD, and Stein Roe Investment Counsel Inc.


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

     Multiple Distribution Channels

     Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through [56] offices in [21] countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

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

     We believe that our multiple channels of distribution enable us to compete effectively in the investment management business. We also believe that, over time, institutional investors will seek to reduce the number of specialist firms managing their assets and that larger firms, with the ability to manage funds in a number of different management styles and in a number of different markets, will have a competitive advantage. We believe that we are well positioned to capitalize on this expected development.

Management Contracts

     We derive substantially all of our revenues from investment management contracts with clients. Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. In addition, investment management contracts are generally terminable upon thirty or fewer days' notice. Mutual fund and unit trust investors generally may withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with us or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance.

Government Regulations

     As with all investment management companies, our operations and investment products are heavily regulated in almost all countries in which we conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant government agencies and industry self-regulatory authorities broad administrative discretion over the activities of our business units, including the power to limit or restrict business activities. Possible sanctions for violations of law include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures on our employees or us. It is also possible that laws and regulations governing our operations in general or particular investment products could be amended or interpreted in a manner that is adverse to us.

     We conduct substantial business operations in the U.S. Various of our subsidiaries and/or products and services offered by such subsidiaries are regulated in the U.S. by the Securities and Exchange Commission, the National Association of Securities Dealers, the National Futures Association, the Commodity Futures Trading Commission and the Office of the Comptroller of the Currency. Federal statutes that regulate the products and services offered by us in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

     Various of our business units are regulated in the United Kingdom by the Financial Services Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German operation is required by regulations promulgated by the German Federal Financial Supervisory Authority to have a banking license and thus is also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance and the Financial Services Agency in Japan, the Banque de France and Commission des Operations de Bourse in France, the Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in Italy, the Netherlands Authority For the Financial Markets, the Swiss Federal Banking Commission, La Comision Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Central Bank of Ireland, the Jersey Financial Services Commission, the Pension Fund Supervisions Office (UNFE) in Poland and the Canadian securities administrators.

     Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities. Under EU regulatory capital requirements, investment firms groups are generally subject to consolidated supervision, which requires both individual regulated companies and the group of companies to meet regulatory capital requirements. Proposed changes in EU regulatory capital requirements might cause us to have a shortfall in regulatory capital.

     To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales or increased redemptions of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.

Our Organizational Structure

     AMVESCAP is the holding company of our investment management business, the principal activities of which are asset management and the provision of related financial services. Our significant subsidiaries, all of which are wholly-owned subsidiaries, are set forth below:

   NAME OF COMPANY                                      COUNTRY OF INCORPORATION
   ---------------                                      ------------------------
AVZ Inc.                                                        U.S.
AMVESCAP Group Services, Inc.                                   U.S.
INVESCO U.K. Limited                                            England
INVESCO Funds Management Limited                                England
INVESCO International Holdings Limited                          England
AIM Canada Holdings Inc.                                        Canada
INVESCO North American Holdings, Inc.                            U.S.
INVESCO Institutional (N.A.), Inc.                               U.S.
A I M Management Group Inc.                                      U.S.
A I M Advisors, Inc.                                             U.S.
AMVESCAP Inc.                                                    Canada
A I M Funds Management, Inc.                                     Canada


Property

     Our principal executive offices are located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom. Our North American executive offices are located in office space at 1315 Peachtree Street, Atlanta, Georgia 30309, U.S.A. We also lease significant office space in the U.S. at 11 Greenway Plaza, Houston, Texas 77046 and 4350 South Monaco Street, Denver, Colorado 80237. We generally lease space in the locations where we conduct business, except that we own property at INVESCO Park, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom. We have no material plans to construct, expand or improve facilities.

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

     We are a leading independent global investment management group, with $370.6 billion of assets under management at December 31, 2003. Operating under the AIM, INVESCO and Atlantic Trust brands, we strive to deliver outstanding investment performance and service through a comprehensive array of retail and institutional investment products. We currently provide services to clients in more than 100 countries, employ 6,747 people in 20 countries and manage 1,780 separate institutional accounts and 811 retail funds.

Introduction

     We accomplished many important objectives in 2003. Strategic changes implemented during the year, including the move to a unified distribution force for our U.S. retail mutual funds and integration of company operating platforms, have increased our competitiveness. Many of our products recorded improved investment performance, with our mutual funds in Canada and the U.K. being particularly outstanding - and our client service continues to be recognized as among the best in the industry.

     The past year also brought economic and regulatory challenge for the investment management industry and AMVESCAP. Financial and political uncertainties during the first half of the year continued to depress global markets for the third straight year, but fueled by improving corporate earnings and increasing investor confidence, markets began a steady recovery during 2003's second half. This later period also saw the beginning of an unprecedented regulatory investigation of the mutual fund industry in the United States.

The Year In Review

     The integration of INVESCO Funds Group into AIM Investments was completed, resulting in the creation of a unified product line, support, and distribution function in the U.S. A major fund merger program has been successfully completed, and with the addition of three funds managed by our Canadian investment team, we have one of the U.S. retail industry's most comprehensive range of products.

     Sixty percent of the long-term funds (equity and fixed income) managed by AIM in the U.S. were in the top half of their peer group for 2003. Also, 41% of the rated equity funds managed by AIM in the U.S. received 4- or 5-star ratings from Morningstar at the end of 2003.

     The AIM institutional money market business reached record assets during 2003 and remains the 5th largest complex in the U.S. of institutional-rated money market funds. All six S&P "AAA" rated funds ranked in the top quartile of their Lipper categories over a three-year period.

     AIM's U.S. transfer agent and shareholder services subsidiary received several honors for superior customer service from National Quality Review.

     In Canada, AIM Trimark was recognized for "Best Reputation," "Best Customer Service," and "Best Communication" by Advisor's Edge magazine in 2003. Twenty-seven AIM Trimark funds (82% of total rated assets) received 4- or 5-star ratings. AIM Trimark's contact center retained its No. 1 service ranking among its high-volume contact center peer group according to Environics Research Group.

     Over 50% of INVESCO's equity assets outperformed their benchmarks, and 70% of fixed income products outperformed their benchmarks over a three-year period. In the U.K., INVESCO Perpetual funds had 84% of retail assets outperforming their peer group averages over one year and 77% of retail assets outperforming over three years.

     In the U.K., INVESCO successfully completed a major migration of funds to the Global Fund Administration System platform. At the same time, we converted 43 unit trusts into investment companies with variable capital. This 18-month project was the largest conversion of its type in the U.K.

     The acquisition of the Hypo-und Vereinsbank's institutional real estate funds management business was completed, bringing $2.9 billion in assets under management to INVESCO and completing the footprint for our European real estate business. The U.S. real estate business continued with strong investment performance.

     INVESCO developed several unique structured products for distribution including a $1.16 billion leveraged structure, the first investment grade synthetic Collateralized Debt Obligation (CDO), and an asset-backed security CDO.

     INVESCO Great Wall, AMVESCAP's joint venture company in China, began operations during the year and launched its first fund in early September. This will be a significant and growing market for us as China now has 80 million investors - second in number only to the U.S.

     Our private wealth management business expanded its U.S. footprint with the acquisition of Whitehall Asset Management and the agreed acquisition of Stein Roe Investment Counsel LLC, which completed after the end of the year. Atlantic Trust was included in Barron's list of Top Wealth Managers in the U.S. for the second consecutive year.

Summary of Differences between U.K. GAAP and U.S. GAAP

     We prepare our financial statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to us, relate to acquisition accounting, including the capitalization and amortization of goodwill, shares held by share option trusts, timing of recording and disclosures of exceptional items, B-shares sales commission funding and proposed dividend liabilities. See
Note 26 to our Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

IAS Implementation

     As a EU listed company preparing consolidated financial statements, we will be required to adopt International Financial Reporting Standards from 2005. The International Accounting Standards Board is in the final stages of developing the standards that will apply in 2005 and we have an ongoing project preparing for these changes. We anticipate the transition will result in changes to both our accounting policies and the format and content of our consolidated financial statements. The principal accounting policy changes that we currently anticipate concern:

     o Acquisition accounting;
     o Investment valuation; and
     o Accounting for share-based payments

Critical Accounting Policies

     Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. These policies address such matters as accounting for goodwill and investments, revenue recognition, taxation, and depreciation methods. Below is a description of certain critical accounting policies that require management to make its best estimates and judgments.

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

     Goodwill

     The excess of the cost of companies acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves. Additional write-down is taken in the year if goodwill is deemed impaired.

     Under U.S. GAAP, goodwill is not subject to systematic amortization but is carried at cost less provision for impairment in value. Goodwill is required to be tested annually for impairment. These impairment tests require management to make estimates and judgments from a range of quantitative metrics on financial performance such as future cash flows plus accomplishments against the long-term strategic plans in certain areas. As of December 31, 2003, we completed the testing of our goodwill balances, and no impairment charge was necessary. Additional write-down will be taken in the year if goodwill is deemed impaired. Prior to 2002, goodwill was amortized through the profit and loss account over an estimated useful life of 20 years.

     Investments

     Investments held as fixed assets are stated at cost less provisions for any permanent impairment in value. Management judgment is sometimes required to determine if an impairment is temporary or permanent. Investments held as current assets are stated at the lower of cost and net realizable value. Gains and losses on investments are recorded within Investment Income in the profit and loss account in the period in which they arise.

     Deferred sales commissions

     At December 31, 2003, we had a balance of (pound)77.7 million (2002:
(pound)115.6 million) in deferred sales commissions included in debtors on the balance sheet. This asset arose as a result of the capitalization of paid sales commissions on sales of AUM containing contingent deferred sales charges and is being amortized over the redemption period of the related funds.

     Taxation

     Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on timing differences, calculated at the rate at which it is estimated that tax will be payable. Deferred tax assets are recognized when it is deemed more likely than not that there will be taxable profits in the future to offset these amounts. The assessment of available future profits is based on management expectations of future business performance.

     Exceptional Items

     Costs that are unusual due either to their size or incidence are categorized as exceptional items in the profit and loss account in the line item to which they relate. During 2003, a charge of (pound)84.9 million (2002:
(pound)69.2 million) was recorded in operating expenses related to U.S. regulatory investigations, acquisitions, internal restructuring, staff redundancies, and terminated project initiatives. Substantially all of these costs will be paid by the end of 2004.

Results of Operations

        The following tables summarize operating profit data by operating group before goodwill amortization and exceptional items for the periods indicated:

                                         Year Ended December 31, 2003
                               -------------------------------------------------
                                                                       Operating
                                  Revenues            Expenses           Profit*
                               -------------------------------------------------
                                               (In thousands)
AIM
     U.S.                    (pound)476,804  (pound) (294,093)    (pound)182,711
     Canada                         154,758           (77,177)            77,581
                               -------------------------------------------------
                                    631,562          (371,270)           260,292
                               -------------------------------------------------
INVESCO
     North America                  191,513          (142,470)            49,043
     U.K.                           174,164          (144,741)            29,423
     Europe/Asia                     77,725           (77,385)               340
                               -------------------------------------------------
                                    443,402          (364,596)            78,806
                               -------------------------------------------------
Private Wealth/Retirement            83,106           (86,368)           (3,262)
Corporate                                --           (24,986)          (24,986)
                               -------------------------------------------------
                           (pound)1,158,070  (pound) (847,220)    (pound)310,850
                               -------------------------------------------------


                                         Year Ended December 31, 2002
                               -------------------------------------------------
                                                                       Operating
                                  Revenues            Expenses           Profit*
                               -------------------------------------------------
                                               (In thousands)
AIM
     U.S.                    (pound)618,968   (pound)(374,046)    (pound)244,922
     Canada                         151,345           (73,702)            77,643
                               -------------------------------------------------
                                    770,313          (447,748)           322,565
                               -------------------------------------------------
INVESCO
     North America                  202,445          (151,918)            50,527
     U.K.                           196,618          (165,555)            31,063
     Europe/Asia                     85,628           (84,744)               884
                               -------------------------------------------------
                                    484,691          (402,217)            82,474
                               -------------------------------------------------
Private Wealth/Retirement            90,259           (95,688)           (5,429)
Corporate                                --           (32,685)          (32,685)
                               -------------------------------------------------
                           (pound)1,345,263   (pound)(978,338)    (pound)366,925
                               -------------------------------------------------


                                         Year Ended December 31, 2001
                               -------------------------------------------------
                                                                       Operating
                                  Revenues            Expenses           Profit*
                               -------------------------------------------------
                                               (In thousands)
AIM
     U.S.                    (pound)828,216   (pound)(465,530)    (pound)362,686
     Canada                         158,018           (84,233)            73,785
                               -------------------------------------------------
                                    986,234          (549,763)           436,471
                               -------------------------------------------------
INVESCO
     North America                  213,472          (159,677)            53,795
     U.K.                           241,500          (173,287)            68,213
     Europe/Asia                     99,264           (94,160)             5,104
                               -------------------------------------------------
                                    554,236          (427,124)           127,112
                               -------------------------------------------------
Private Wealth/Retirement            79,377           (80,510)           (1,133)
Corporate                                --           (39,090)          (39,090)
                               -------------------------------------------------
                           (pound)1,619,847(pound)(1,096,487)     (pound)523,360
                               -------------------------------------------------

*before goodwill amortization and exceptional items

Assets Under Management

The following table summarizes changes in assets under management by operating group for the periods indicated:

                             ASSETS UNDER MANAGEMENT

                                                       AIM                                INVESCO
                                          ----------------------------- ------------------------------------------
                                   Total          U.S.           Canada      N.  Amer.           U.K.     Eur/Asia       PWM
                                                                     (in billions)
Assets under management at
December 31,2000                  $402.6        $213.4            $23.0          $99.6          $49.3        $17.2      $0.1
Market gains/(losses)             (49.5)        (36.1)            (0.7)          (3.1)          (7.2)        (2.1)     (0.3)
Net new/(lost) business              1.8         (0.8)              0.5            2.7          (1.2)          0.6        --
Change in money
  Market funds                      12.3          12.3               --             --            0.2        (0.2)        --
Transfers                             --           0.3               --             --          (2.7)          0.1       2.3
Acquisitions                        32.4            --               --           18.3             --          6.7       7.4
Foreign currency*                  (1.7)            --            (0.7)             --          (0.3)        (0.6)     (0.1)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2001                  397.9         189.1             22.1          117.5           38.1         21.7       9.4
-----------------------------------------------------------------------------------------------------------------------------
Market gains/(losses)             (50.8)        (29.3)            (2.2)          (8.4)          (6.8)        (2.5)     (1.6)
Net new/(lost) business           (14.2)         (8.8)              1.8          (5.8)          (1.3)           --     (0.1)
Change in money
  Market funds                     (5.8)         (6.9)              0.1             --            1.2        (0.2)        --
Transfers                             --            --            (0.1)            0.1             --           --        --
Foreign currency*                    5.5            --              0.3            0.1            2.8          2.1       0.2
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2002                  332.6         144.1             22.0          103.5           34.0         21.1       7.9
-----------------------------------------------------------------------------------------------------------------------------
Market gains/(losses)               45.4          20.3              3.2           12.8            6.0          2.2       0.9
Net new/(lost) business           (10.6)         (6.2)               --          (0.8)          (0.4)        (2.8)     (0.4)
Change in money
  Market funds                    (10.7)        (10.1)               --             --          (0.5)        (0.1)        --
Transfers                             --           1.3               --            1.7          (2.9)           --     (0.1)
Acquisitions                         4.0            --               --            2.9             --           --       1.1
Foreign currency*                    9.9            --              3.5            0.1            2.8          3.4       0.1
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2003                 $370.6        $149.4            $28.7         $120.2          $39.0        $23.8      $9.5
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2003**         (pound)208.2   (pound)83.9      (pound)16.1    (pound)67.5    (pound)21.9  (pound)13.4(pound)5.4
-----------------------------------------------------------------------------------------------------------------------------

*The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.
**Translated at $1.78 per (pound)1.00.


     Institutional money market funds, included above in the AIM U.S. column, amounted to the following as of December 31: 2003 - $50.9 billion; 2002 - $57.0 billion; 2001 - $63.6 billion.

     Average AUM and average money market funds (MMF) included in the total AUM for the three years ended December 31, 2003 were:

   Year                        Average AUM                        Average MMF
   ----                        -----------                        -----------
   2003                       $340.8 billion                      $51.5 billion
   2002                        365.8 billion                       59.6 billion
   2001                        395.0 billion                       60.7 billion

     Approximately 55% of the total funds under management were invested in equity securities and 45% were invested in fixed income and other securities at December 31, 2003 compared with 50% equity/50% fixed income for 2002 and 58% equity/42% fixed income for 2001. The equity securities were invested in the following disciplines at December 31, 2003: 32% in growth, 41% in core and 27% in value styles, compared with 36% in growth, 38% in core and 26% in value at the end of 2002.

Financial Results

     General

     Our revenues are influenced by three major factors: movements in global capital market levels, net new business flows (or net redemptions) and change in mix of investment products between equity and fixed income (equity products have a higher fee level than fixed income thus impacting revenue trends more significantly than fixed income products).

     The major capital markets experienced significant changes during 2003, 2002 and 2001, thus impacting materially our consolidated revenue levels. For example, changes in major markets during this period were:

                                        Dow Jones Ind.
                                        --------------
December 31    S&P 500      NASDAQ         Average       FTSE 100       MSCI
-----------    -------      ------         -------       --------       ----
2003             1,112       2,003          10,454          4,477      1,242
2002               880       1,336           8,342          3,940        890
2001             1,148       1,950          10,021          5,217      1,134
2000             1,320       2,471          10,787          6,223      1,481

     As revenue levels are, to a large extent, due to changes in these global markets levels, we strive to manage our operating profit and related operating profit margin by controlling our expense base, placing emphasis on variable versus fixed cost categories. A major cost reduction initiative was initiated in the third quarter of 2002 to improve our operating margin. We reduced our operating expenses by (pound)131.1 million in 2003 compared with 2002, producing an overall operating profit margin before goodwill amortization and exceptional items of 26.8% for 2003 compared with 27.3% in 2002 and 32.3% in 2001.

     Compensation and related items constitute the major component of our operating expenses and are influenced significantly by headcount levels. Marketing and technology costs also account for important components of our expense base.

     Headcount levels reached a peak in August 2001 at 8,906 people and have been declining consistently since that time due to attrition and redundancy initiatives. We employed 8,519 people at the end of 2001, 7,581 at the end of 2002 and 6,747 at the end of the current year, a decline of 834 people in 2003, or 11% of our work force, net of 61 people added through acquisitions in 2003.

     The major categories of our operating expenses for the three years ended December 31, 2003 were (in thousands):

                  Compensation
 Year             and Benefits              Marketing            Technology
 ----             ------------              ---------            ----------
2003               (pound)535.5           (pound)69.6           (pound)90.9
2002                      607.6                  91.3                 104.5
2001                      652.8                 131.2                 122.1

     Each of these cost categories have remained relatively constant as a percentage of total expenses for the three years reflecting the variable nature of our expense base.

     2003 Compared with 2002

     Profit before tax, goodwill amortization, and exceptional items amounted to (pound)270.3 million in 2003 compared with (pound)320.9 million in 2002, a 16% decline. Diluted earnings per share before goodwill amortization and exceptional items amounted to 23.2p (2002: 27.2p) for the year ended December 31, 2003. Operating profit before goodwill amortization and exceptional items totaled (pound)310.9 million in 2003 (2002: (pound)336.9 million).

     Global capital markets continued their decline from the beginning of 2002 into the second quarter of 2003 before beginning to show recovery in the second half of the year, with the FTSE 100 down by 23%, the S&P 500 by 15%, NASDAQ by 17%, and the Dow Jones Industrial Average by 10%, comparing June 30, 2003, with January 1, 2002. These improving equity markets and a successful program of expense reduction allowed us to grow earnings per share each quarter during 2003; however, as a result of weak market conditions at the start of the year, our average AUM for 2003 was $340.8 billion, a decline of $25 billion from the prior year and our revenues fell to (pound)1.16 billion from (pound)1.35 billion in 2002.

     Our revenues were materially affected by these changes in global capital markets coupled with net sales/redemptions of AUM and the mix of equity to fixed income securities held in our portfolios during the year. A shift in our asset base to a 55%/45% split of equities versus fixed income (50%/50% for 2002) had a positive effect on our revenue comparisons between years.

     The Company recorded an exceptional charge of (pound)84.9 million in 2003. Of this total, (pound)62.1 million ((pound)39.7 million after tax and 4.9p per diluted share) related to costs associated with redundancy programs and expenses associated with internal reorganizations, primarily relating to the change in the U.S. retail organization and distribution structure. In addition, (pound)22.8 million ((pound)16.1 million after tax and 2.0p per diluted share) was recorded in the fourth quarter of 2003 relating to the legal and other costs incurred through the end of 2003 (plus an estimate of such costs, expected to arise in the first half of 2004) relating to the investigations underway by the U.S. Securities and Exchange Commission and the Attorneys General of Colorado and New York (see Note 23 to the Consolidated Financial Statements).

     We have significant operations in the U.S. with earnings denominated in U.S. dollars. Accordingly, our results can be materially affected by the U.S. dollar to U.K. pounds sterling exchange rate. It is not our policy to hedge the translation of profit from U.S. subsidiaries; therefore, changes in exchange rates can materially affect our results. The average U.S. dollar to U.K. pounds sterling exchange rate in 2003 was $1.65 per (pound)1.00, compared with $1.50 per (pound)1.00 in 2002. The U.S. dollar weakened significantly against sterling in the second half of 2003, resulting in a decline of approximately (pound)21.7 million in operating profit ((pound)13.4 million after tax or 1.7p per diluted share) for 2003 compared with the prior year.

     AIM U.S.

     The AIM U.S. business reported revenues of (pound)476.8 million during 2003, compared with (pound)619.0 million for the prior year. Operating expenses declined by (pound)80.0 million to (pound)294.1 million in 2003 due to headcount reductions of 489 associated with the integration of INVESCO Funds Group into AIM. This integration resulted in the creation of a unified support and distribution function for the U.S. retail business. Operating profits were (pound)182.7 million, compared with (pound)244.9 million in 2002. Operating profit margin for 2003 amounted to 38.3%, compared with 39.6% in the prior year, due to the decline in revenue offset by the cost reductions. The group generated approximately $23.2 billion of gross sales and had net redemptions of $6.2 billion in 2003. Market gains of $20.3 billion led to an increase in AUM for the year. AUM amounted to $149.4 billion at December 31, 2003, including $50.9 billion of money market funds.

     AIM Canada

     The AIM Trimark business reported revenues of (pound)154.8 million during 2003, compared with (pound)151.3 million for the prior year. Operating profits were (pound)77.6 million in both 2003 and 2002, and the operating profit margin was 50.1% in 2003.The group generated approximately $3.8 billion of gross sales in 2003. Market gains were $3.2 billion for the year. AUM amounted to $28.7 billion at December 31, 2003.

     INVESCO North America

     The INVESCO North America business reported revenues and operating profits of (pound)191.5 million and (pound)49.0 million in the 2003 period, compared with (pound)202.4 million and (pound)50.5 million for 2002, respectively. Operating profit margins improved from 25.0% in 2002 to 25.6% in the current year. The margins improved sequentially with each quarter during 2003 due to expense controls and improving revenue levels in the second half of the year. This group generated approximately $20.0 billion in gross sales during 2003; market gains and net redemptions were $12.8 billion and $0.8 billion, respectively, for the year. AUM amounted to $120.2 billion at December 31, 2003.

     INVESCO UK

     INVESCO UK's revenues amounted to (pound)174.2 million for 2003, compared with (pound)196.6 million in 2002. Operating profit totaled (pound)29.4 million for the current year versus (pound)31.1 million for the prior year. The operating expenses amounted to (pound)144.7 million in 2003, a decrease of (pound)20.8 million from the prior year due in part to a headcount reduction of 293.The Group successfully completed the migration to the Global Fund Administration System platform late in the year, contributing to the reduced cost base in the last quarter of the year. Operating profit margin improved to 16.9% in 2003 (2002: 15.8%). Gross sales for 2003 totaled approximately $16.4 billion; market gains totaled $6.0 billion; and net redemptions were $0.4 billion for the year. AUM amounted to $39.0 billion at December 31, 2003.

     INVESCO Europe/Asia

     INVESCO Europe/Asia's revenues amounted to (pound)77.7 million for 2003, compared with (pound)85.6 million in 2002. Operating profit totaled (pound)0.3 million for the year-ended December 31, 2003, versus (pound)0.9 million for the prior year. Gross sales for 2003 totaled approximately $10.7 billion; market gains totaled $2.2 billion; and net redemptions were $2.8 billion for the year. AUM amounted to $23.8 billion at December 31, 2003.

     Private Wealth Management/Retirement

     Revenues and operating losses for these businesses totaled (pound)83.1 million and (pound)3.3 million for 2003, compared with (pound)90.3 million and (pound)5.4 million, respectively, in the prior year. Operating expenses declined by (pound)9.3 million during 2003, more than offsetting the decline in revenue between the years. AUM were $9.5 billion at December 31, 2003, including $1.1 billion added by the Whitehall acquisition. In addition, AMVESCAP Retirement's assets under administration were $27.7 billion at December

31, 2003. Net redemptions for the group amounted to $0.4 billion for 2003. This group services 1,200 plans with 624,000 participants at December 31, 2003.

     Corporate

     Corporate expenses include staff costs related to corporate employees, as well as continued expenditures in Group-wide initiatives. Costs declined over the prior year due to decreases in staff costs and technology initiatives.

     Other Income/Expense

     Investment income reflected an improvement of (pound)1.2 million over 2002 due primarily to lower losses from unlisted investments. Interest expense declined by (pound)4.3 million from lower average interest costs on the Group's credit facility in 2003, coupled with debt reductions during the year.

     Taxation

     The Group's effective tax rate on profit (before goodwill amortization and exceptional items) was 30.6% in 2003 and 2002.

     2002 Compared with 2001

     The global economic and political climate provided many uncertainties in 2002, which contributed to the volatility of capital markets. The worst down market in over 65 years eroded investor and business confidence. Every major market index reflected significant declines during the year, with the FTSE 100 down by 25%, the S&P 500 by 23%, NASDAQ by 32%, Dow Jones Industrial Average by 17%, and the MSCI by 22%. These corrections adversely impacted our financial results for the year.

     Revenues in 2002 amounted to (pound)1,345.3 million compared with (pound)1,619.8 million in 2001. Profit before tax, goodwill amortization, and exceptional items amounted to (pound)320.9 million in 2002 compared with (pound)477.9 million in 2001, a 33% decline. Diluted earnings per share before goodwill amortization and exceptional items amounted to 27.2p (2001: 40.0p) for the year ended December 31, 2002.

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

     Headcount levels decreased to 7,581 employees at the end of 2002 from 8,519 at the end of 2001 due to staff reductions through attrition and redundancy initiatives. Headcount levels peaked in August 2001at 8,906 and fell every month since then--a reduction of more than 1,300 people, or 15% of our work force.

     The average U.S. dollar to U.K. pounds sterling exchange rate in 2002 was $1.50 per (pound)1.00, compared with $1.43 per (pound)1.00 in 2001.

     AIM U.S.

     The AIM U.S. business reported revenues of (pound)619.0 million during 2002 compared with (pound)828.2 million for the prior year. Expense levels were reduced across the board during the year, including a 545-drop in headcount.

     Operating profits were (pound)244.9 million, compared with (pound)362.7 million in 2001. The group generated approximately $30.2 billion of gross sales in 2002. Market declines of $29.3 billion and net redemptions of $8.8 billion led to a reduction in AUM for the year. AUM amounted to $144.1 billion at December 31, 2002, including $57.0 billion of money market funds.

     AIM U.S. ended the year with approximately 51% of assets in the top half of the Lipper performance rankings, up from 37% at the end of 2001.

     AIM Canada

     The AIM Trimark business reported revenues of (pound)151.3 million during 2002, compared with (pound)158.0 million for 2001. Operating profits were (pound)77.6 million in 2002 compared with (pound)73.8 million for 2001.

     At the end of 2002, AIM Trimark had 84% of its assets in the top half of the Morningstar PALTrak performance rankings on a three-year basis. As a result, of its top fund performance, the business recorded $1.8 billion in net sales in 2002, representing 74% of net sales for the entire Canadian industry.

     INVESCO North America

     The INVESCO North American business reported revenues and operating profits of (pound)202.4 million and (pound)50.5 million in 2002. AUM amounted to $103.5 billion at December 31, 2002. This group generated $20.2 billion in gross sales. Market declines totaled $8.4 billion for the year. We lost two low-fee accounts of approximately $4 billion late in 2002, which led to overall net redemptions of $5.8 billion for the year. At the end of 2002, headcount was 817 (2001: 868).

     Over 70% of the focus products for this group (representing 90% of AUM) had 3, 5 and 10-year performance records ahead of benchmarks at the end of 2002. Among these, international equities ranked in the top quartile and our global equity group ranked high in the second quartile. Structured products also ranked in the top half over long time periods.

     INVESCO U.K.

     INVESCO UK's revenues amounted to (pound)196.6 million for 2002 compared with (pound)241.5 million in 2001. Operating profit totaled (pound)31.1 million for the year ended December 31, 2002 versus (pound)68.2 million for the prior year. AUM were $34.0 billion at December 31, 2002. Gross sales for 2002 totaled approximately $17.6 billion; market declines totaled $6.8 billion and net redemptions were $1.3 billion for the year.

     Revenues were impacted by an 11% decline in AUM coupled with a 7% decline in the average fee realized, both compared with 2001 levels. This decline arose largely due to poor investor sentiment over equity investments. We captured good retail flows into our Income and Bond funds and 76% of our retail AUM ranked in the top two quartiles over 3 years at the end of 2002.

     INVESCO Europe/Asia

     INVESCO Europe/Asia's revenues totaled (pound)85.6 million for the year, a decline of (pound)13.7 from 2001 due to the market declines and lower transaction volumes. AUM at the end of 2002 were $21.1 billion. The year brought $11.6 billion in gross sales. Headcount was 714 at the end of the year (2001:
781).

     Our average AUM for Europe and Asia were essentially unchanged for the year, demonstrating the resilience of the investor given the bear market conditions and extreme volatility in market levels.

     Private Wealth Management/Retirement

     Revenues and operating losses for these businesses totaled (pound)90.3 million and (pound)5.4 million for 2002, compared with (pound)79.4 million and (pound)1.1 million respectively in 2001. Funds under management were $7.9 billion at December 31, 2002. In addition, AMVESCAP Retirement's assets under administration were $30.9 billion at December 31, 2002. The U.K. defined contribution business, which was launched in April 2001, added 42 new clients during 2002, bringing the total to 75.

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

     Our principal uses of cash flow, other than for recurring operating expenses, include dividend payments, capital expenditures, investments in certain new investment products, payments for exceptional charges, acquisitions and purchase of shares in the open market to meet stock option and restricted stock obligations under existing plans.

     We generated (pound)386.6 million of earnings before interest, taxes, depreciation, and amortization (EBITDA) in 2003 compared with (pound)433.7 in 2002 and (pound)603.4 million in 2001. We paid (pound)93.4 million in dividends and (pound)37.4 million for fixed assets expenditures, principally for technology and capital investments in 2003. Shareholder funds were (pound)2.2 billion at December 31, 2003.

     During 2003, we invested $7.8 million in new long-term capital investments and have committed $33.5 million to fund our obligations under these programs at the end of December, 2003. We also received $1.4 million in return of capital from such investments 2003.

     We did not change our financial instruments policies in 2003 and did not hedge any of our operational foreign exchange exposures. As a result, our financial statements may be impacted by movements in U.S. dollar, Canadian dollar and Euro exchange rates compared with sterling. This is partially mitigated by our U.S. dollar denominated borrowings. Other than this, we do not actively manage our currency exposures.

     The Company is subject to minimum regulatory capital requirements in most areas where it operates. The European Union has issued guidelines for bank capital adequacy, which could affect asset management firms, including AMVESCAP. Final rules are not scheduled to be released until later in 2004 and would not be implemented until 2007. We continue to monitor developments in this area, plus other proposed changes in regulatory capital requirements in each company where we operate, to insure we meet all capital and regulatory requirements of our businesses.

     As of December 31, 2003, we had the following obligations and commitments to make future payments:

                                                     Less than
(pound)'000                            Total           1 year         1-3 Years        3-5 Years        Thereafter
                                  --------------    ------------    ------------    --------------    --------------

Total Debt                              730,041              --         362,289           169,732           198,020
Finance Leases                                7               7              --                --                --
Operating Leases                        301,681          33,850          64,212            56,670           149,949
Acquisition provisions                   44,082          33,442           7,459             3,181                --
                                  --------------    ------------    ------------    --------------    --------------
Total                                 1,075,811          67,299         433,960           229,583           344,969
                                  ==============    ============    ============    ==============    ==============

     During 2003, we issued $350 million in new Senior Notes, bearing interest at 5.375% and maturing in 2013. The proceeds from this debt issuance were used to repay the $250 million of 2003 Senior Notes and the remaining balance of the Equity Subordinated Debentures (ESD), which matured in August 2003.

     Movements in our net debt position for 2003 are shown below. A substantial part of our debt is denominated in U.S. dollars and, therefore, the balances between 2002 and 2003 have been materially impacted by the U.S. dollar/sterling exchange rates.

in thousands                     December 31, 2003             December 31, 2002               (Decrease)/Increase
                           ------------------------------ ----------------------------- ----------------------------------
                              (pound)            $            (pound)           $            (pound)             $
                           -------------- --------------- -------------- -------------- ----------------- ----------------

Senior notes ($700m)             393,258         700,000        434,783        700,000          (41,525)                -
Senior notes ($350m)             196,629         350,000              -              -           196,629          350,000
Credit facility                  130,127         231,627        149,916        241,364          (19,789)          (9,737)
Senior notes ($250m)                   -               -        155,280        250,000         (155,280)        (250,000)
ESD                                    -               -         59,366         95,579          (59,366)         (95,579)
Other, including fx               10,251          18,246         23,503         37,842          (13,252)         (19,596)
                           -------------- --------------- -------------- -------------- ----------------- ----------------
Total Debt                       730,265       1,299,873        822,848      1,324,785          (92,583)         (24,912)
                           -------------- --------------- -------------- -------------- ----------------- ----------------


Cash                           (153,674)       (273,540)      (170,454)      (274,431)            16,780              891
                           -------------- --------------- -------------- -------------- ----------------- ----------------

Net Debt                         576,591       1,026,333        652,394      1,050,354          (75,803)         (24,021)
                           ============== =============== ============== ============== ================= ================

Exchange rates: 12/31/03 -- $1.78 per(pound)1.00; 12/31/02 -- $1.61 per
(pound)1.00

     We have received credit ratings of A2, A- and A- from Moody's, Standard and Poor's, and Fitch credit rating agencies. All three rating agencies have indicated that our credit ratings may be downgraded. Moody's and Standard & Poor's have issued negative outlooks and Fitch has placed ratings under a negative watch. Rating agency concerns focus on a few issues: AMVESCAP's ability to earn its share of industry net inflows in light of inconsistent historical performance and current regulatory scrutiny, and our higher-than-average levels of debt.

     We operate under a five-year $900 million credit facility with a group of international banks, which matures in 2006. On December 31, 2003, (pound)130.1 million ($230.0 million) was drawn under the facility. We also have a $200 million 364-day facility with these banks. The financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.00:1.00 and an EBITDA/interest ratio of not less than 4.00:1.00. On December 31, 2003, the debt/EBITDA ratio was 2.03 and the EBITDA/interest ratio for the required period was 8.05. See Notes 16, 20 and 24 to our Consolidated Financial Statements for additional information about our debt.

     Operating leases reflect obligations primarily for leased building space. Acquisition provisions reflect the NAM and Pell Rudman earn-outs and retention arrangements. Earn-out payments are based upon asset retention levels at the payment dates, and conclude in April 2004. Any payment not made will be reversed against the related goodwill balances. Retention payments are due annually for five years following the 2001 acquisitions.

     We have historically participated in funding arrangements for the payment of mutual fund share sales commissions. Further details are given below under Off-Balance Sheet Arrangements.

     During the fiscal years ended December 31, 2003, 2002 and 2001, our capital expenditures were (pound)37.4, (pound)59.3 million and (pound)79.2 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. In 2002, we capitalized as leasehold improvements certain costs associated with our move to new headquarters in London, England.

     We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

Off-Balance Sheet Arrangements

     We have historically participated in funding arrangements for the payment of mutual fund share sales commissions. We have sold future revenue streams from 12b-1 fees and contingent deferred sales charges at a purchase price equal to a percentage of the price at which each Class B share of the funds is sold. This funding arrangement in the U.S. expired in December 2003 and we are currently funding such sales from internal cash flows. Similar programs continue to exist in Canada and for offshore fund sales. Commission assets (deferred sales commissions) sold in 2003 totaled $97.4 million (2002: $126.8 million). Total commissions and related debt amounts (treated as off-balance sheet financing) amounted to (pound)164.3 million at December 31, 2003 (December 31, 2002: (pound)229.8 million). See note 26 to the financial statements for a discussion of the difference in accounting treatment for these arrangements under U.S. generally accepted accounting principles.

     The principal purpose of the program is to fund sales commissions. This funding arrangement did not have a material impact to net income. There is no recourse to the Group with respect to the proceeds from this program other than relating to normal and customary representations, warranties and indemnities. Such commission sales have been treated as off-balance sheet financing arrangements since inception of the program in 1995.

Dividends

     Our board of directors has recommended a final dividend of 6.5 pence per Ordinary Share, resulting in a total dividend of 11.5 pence in 2003, the same level as in 2002.

     Under the U.K. Companies Act 1985, as amended, our ability to declare dividends is restricted to the amount of our distributable profits and reserves, which is the current and retained amounts of our profit and loss account, on an unconsolidated basis. At December 31, 2003, the amount available for dividends was (pound)59.3 million after accrual of the recommended final dividend for 2003. Furthermore, our credit facilities place certain restrictions on our ability to pay dividends, as described in Note 16 to the Consolidated Financial Statements. These restrictions could affect the ability of our subsidiaries to pay dividends to us and our ability to pay dividends to our shareholders. Such restrictions have not had, and are not expected to have in the future, a material effect on our ability to pay dividends.

Post Year-End Events

     On March 1, 2004, the Group completed its acquisition of Stein Roe Investment Counsel LLC. Upon integration, Stein Roe Investment Counsel will add approximately $7.3 billion in AUM to the Private Wealth Management (Atlantic Trust) business.

     On March 8, 2004, the Group announced the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management Limited and Atlantic Wealth Management International Limited. Approximately $1.4 billion of AUM will be transferred out of the Private Wealth Management business.


Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

     Our current directors and members of senior management are:


        Name                               Age*                                     Position*
        ----                               ----                                     ---------
Charles W. Bradya c                         68      Executive Chairman, Board of Directors
Rex D. Adamsb c d                           63      Non-Executive Director
Sir John Banhamb c d                        63      Non-Executive Director
The Hon. Michael D. Bensona                 60      Vice Chairman, Board of Directors; Chairman of INVESCO Division
Joseph R. Canionb c d                       59      Non-Executive Director
Dr. Thomas R. Fischer                       56      Non-Executive Director
Jean-Baptiste Douville de Franssua          40      Chief Executive Officer of INVESCO Continental Europe
Robert H. Grahama                           57      Vice Chairman, Board of Directors; Chairman of AIM Division
Robert C. Haina                             50      Chief Executive Officer of INVESCO U.K.
Hubert L. Harris, Jr.a                      60      Director; Chief Executive Officer of INVESCO North America
Donald J. Herremaa                          51      Senior Vice President, Corporate Development
Erick R. Holta                              51      General Counsel
Karen D. Kelley a                           43      President, Fund Management Company
Denis Kesslerb c d                          51      Non-Executive Director
Andrew Tak Shing Loa                        42      Chief Executive Officer of INVESCO Asia Pacific
Bevis Longstrethb c d                       70      Non-Executive Director
Robert F. McCullougha                       61      Director; Chief Financial Officer


James I. Robertsona                         46      Chief Executive Officer of AMVESCAP Group Services, Inc.
John D. Rogersa                             42      Chief Executive Officer of INVESCO Division
Philip A. Taylora                           49      Chief Executive Officer of AIM Trimark Investments
Stephen K. Westb c d                        75      Non-Executive Director
Mark H. Williamsona                         52      Chief Executive Officer of AIM Division

--------------
*    All ages and positions are as of February 27, 2004.
a    Member of the Executive Management Committee
b    Member of the Audit Committee
c    Member of the Nomination and Corporate Governance Committee
d    Member of the Remuneration Committee

Charles W. Brady (68) Executive Chairman (USA) a c Charles Brady has served as Executive Chairman of the Board of Directors of our company since 1993, Chief Executive Officer of our company since 1992, and as a Director of our company since 1986. He was a founding Partner of INVESCO Capital Management Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a BS from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a Trustee of the Georgia Tech Foundation and a Director of the National Bureau of Asian Research.

Rex D. Adams (63) Non-Executive (USA) b c d
Rex Adams has served as a Non-Executive Director of our company since November 2001 and is Chairman of the Remuneration Committee. Mr. Adams was Dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is now a professor of business administration. He joined Mobil International in London in 1965 and served as Executive Vice President of Administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a BA magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of Directors of Alleghany Corporation, PBS, and the Vera Institute of Justice.

Sir John Banham (63) Non-Executive (UK) b c d
Sir John Banham has served as a Non-Executive Director of our company since 1999 and is Chairman of the Nomination and Corporate Governance Committee. He is Chairman of Whitbread PLC. Sir John was Director General of the Confederation of British Industry from 1987 to 1992, a Director of both National Power and National Westminster Bank from 1992 to 1998, Chairman of Tarmac PLC from 1994 to 2000, and Chairman of Kingfisher PLC from 1995 to 2001. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

The Hon. Michael D. Benson (60) Vice Chairman & Chairman of INVESCO Division
(UK) a Michael Benson has served as Vice Chairman of the Board of Directors of our company since February 2001, a Director of our company since 1994, Chief Executive Officer of INVESCO Global from 1997 until December 2002, and Chief Executive Officer of the Asian region from 1994 to 1997. He began his career in the securities industry in 1963 and held senior positions at Lazard Brothers Ltd., Standard Chartered Bank, and Capital House Investment Management.

Joseph R. Canion (59) Non-Executive (USA) b c d
Joseph Canion has served as a Non-Executive Director of our company since 1997. He was a Director of AIM from 1991 through 1997, when AIM merged with INVESCO. Since 1992, Mr. Canion has served as Chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President, and a Director of Compaq Computer Corporation.

Dr. Thomas R. Fischer (56) Non-Executive (Germany) b c d
Dr. Thomas R. Fischer has served as a Non-Executive Director of our company since February 2004. He is Chairman of the Managing Board at WestLB AG. Dr. Fischer began his career working for Varta Batterie AG before joining Deutsche Bank AG in 1985 as Deputy Director of Corporate Development. While at Deutsche Bank, he assumed a number of jobs with increasing responsibility, ultimately serving as Chief Operating Officer and a Member of the Management Board. Dr. Fischer is also a member of the Audi AG and TUI AG Boards as a Non-Executive Director and holds a Ph.D. in Business Economics from the University of Freiburg.

Jean-Baptiste de Franssu (40) Chief Executive Officer of INVESCO Continental Europe (France) a Jean-Baptiste de Franssu has served as a member of the Executive Management Committee of our company since May 2001 and as Chief Executive Officer of INVESCO Continental Europe since 1999. He joined our company as Managing Director and member of the Board of Directors of INVESCO France in 1990. Mr. de Franssu became Managing Director of the Continental

European Division in 1996 and has served as a member of the INVESCO Global Management Committee since 1997. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a BA from Middlesex University in the U.K. and a post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Robert H. Graham (57) Vice Chairman & Chairman of AIM Division (USA) a
Robert Graham has served as Vice Chairman of the Board of Directors of our company since February 2001, a Director of our company since 1997, and as Chief Executive Officer of Managed Products from 1997 to January 2001. Mr. Graham is Chairman of the AIM Division, which includes A I M Management Group Inc., a company that he co-founded in 1976. Mr. Graham received a BS, an MS, and an MBA from the University of Texas at Austin and has been in the investment business since 1973. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

Robert C. Hain (50) Chief Executive Officer of INVESCO UK (Canada) a
Robert Hain has served as a member of the Executive Management Committee of our company since February 2001 and as Chief Executive Officer of INVESCO UK since January 2002. He served as President and Chief Executive Officer of AIM Funds Management Inc. from December 1998 to January 2002. Mr. Hain was Global Head of Private Banking at CIBC from May 1998 to November 1998, Partner at Ernst & Young from 1997 to 1998, Executive Vice President at Investors Group from 1993 to 1997, and President of Royal Trust Bank (Switzerland), now Royal Bank of Canada, from 1984 to 1993. He received a BA from the University of Toronto and an M.Litt. from Oxford University.

Hubert L. Harris, Jr. (60) Chief Executive Officer of INVESCO North America
(USA) a Hubert Harris has served as Chief Executive Officer of INVESCO North America since August 2003 and as a Director of our company from 1993 to February 1997, and since 1998. He was Chief Executive Officer of AMVESCAP Retirement from 1998 until 2003. He served as Assistant Director of the Office of Management and Budget in Washington, DC, during President Carter's administration and as President and Executive Director of the International Association for Financial Planning. Mr. Harris serves as a Trustee and member of the Executive Committee of the Georgia Tech Foundation and as Vice President and member of the Executive Committee of the National Defined Contribution Council. Mr. Harris received a BS from the Georgia Institute of Technology and an MBA from Georgia State University.

Donald J. Herrema (51) Senior Vice President, Corporate Development (USA) a Donald Herrema has served as a member of the Executive Management Committee of our company since March 2001 and as Senior Vice President of corporate development since February 2004. Previously, he served as Chairman and Chief Executive Officer of our Private Wealth Management division from February 2001 to January 2004. Mr. Herrema held several senior positions at Bessemer Trust Company from 1993 to 2001 and became President and Chief Executive Officer of The Bessemer Group Incorporated in 1998. Mr. Herrema began his career at Wells Fargo in 1981 and became President of Wells Fargo Securities in 1991. He received a BA from Whittier College and an MA from the University of Southern California. Mr. Herrema is a Trustee of Whittier College, a former Leaders Council Member of the Institute of Private Investors, and past President of the Bank Securities Association.

Erick R. Holt (51) General Counsel (USA) a
Erick Holt has served as a member of the Executive Management Committee of our company and as General Counsel since January 2003. Before joining our company as Group Compliance Officer in July 1999, he worked at Citibank as Director of Compliance for the Investment Products and Distribution Division. Mr. Holt began his career at Bronson, Bronson & McKinnon in San Francisco in 1979. He joined Dean Witter Reynolds in 1984, was named Assistant General Counsel in 1987, and became Director of Compliance in 1989. He received an AB with honor from the University of California and a JD from the University of San Francisco, where he was an editor of the Law Review. He is a member of the International Committee of the Investment Company Institute.

Karen D. Kelley (43) President of Fund Management Company (USA) a Karen Dunn Kelley has served as a member of the Executive Management Committee of our company since February 2004, and as Director of Cash Management, President of Fund Management Company, and Managing Director of A I M Capital Management, Inc. since 2001. She also serves as Vice President of A I M Advisors, Inc. and Director of AIM Global, and is on the AIM Global Management Company, Ltd. and Short-Term Investments Co. Global Series of Funds Boards. Ms. Kelley held positions at Drexel Burnham Lambert and Federated Investors Inc. before joining AIM Management Group Inc. as a Money Market Portfolio Manager in 1989 and becoming Chief Money Market Officer in 1992. She received a BS magna cum laude from Villanova University's College of Commerce and Finance.

Denis Kessler (51) Non-Executive (France) b c d
Denis Kessler has served as a Non-Executive Director of our company since March 2002. A noted economist, Mr. Kessler is Chief Executive Officer of SCOR. He is Chairman of the Boards of Directors of SCOR US, SCOR Life US Reinsurance, and SCOR Reinsurance Company Corporate, and serves as a member of the Boards of Directors of Dexia Bank, BNP Paribas, Bollore Group, and Dassault Aviation. Mr. Kessler received a Diplome from the Paris Business School (HEC) and a Doctorat d'Etat in economics from the University of Paris.

Andrew T. S. Lo (42) Chief Executive Officer of INVESCO Asia Pacific (China) a Andrew Lo has served as a member of the Executive Management Committee of our company since May 2001 and as Chief Executive Officer of INVESCO Asia Pacific since February 2001. He joined our company as Managing Director for INVESCO Asia in 1994. Mr. Lo began his career as Credit Analyst at Chase Manhattan Bank in 1984. He became Vice President of the Investment Management Group at Citicorp in 1988 and was Managing Director of Capital House Asia from 1990 to early 1994. Mr. Lo was Chairman of the Hong Kong Investment Funds Association from 1996 to 1997, a member of the Council to the Stock Exchange of Hong Kong from 1997 to February 2000, and a member of the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to March 2001. He received a BS and an MBA from Babson College in the U.S.

Bevis Longstreth (70) Non-Executive (USA) b c d
Bevis Longstreth has served as a Non-Executive Director of our company since 1993 and is Chairman of the Audit Committee. Mr. Longstreth is a retired Partner of Debevoise & Plimpton where he was in that role from 1970 to 1981, and from 1984 to 1997. He was a Commissioner of the Securities and Exchange Commission from 1981 to 1984. Mr. Longstreth is a frequent writer on issues of corporate governance, banking, and securities law, and is the author of Modern Investment Management and the Prudent Man Rule (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School and is a Trustee of the College Retirement Equities Fund (CREF).

Robert F. McCullough (61) Chief Financial Officer (USA) a
Robert McCullough has served as a Director and Chief Financial Officer of our company since 1996. Before joining our company, he was an accountant at Arthur Andersen in New York from 1964 until 1987. Mr. McCullough became a Partner of Arthur Andersen in 1973 and Managing Partner of the Atlanta office in 1987, where he served until 1996. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. Mr. McCullough is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. He is a Director and member of the Audit Committee of Mirant Corporation and a Director of Acuity Brands Inc.

James I. Robertson (46) Executive Vice President & Chief Executive Officer of AMVESCAP Group Services, Inc. (UK) a James Robertson has served as Chief Executive Officer of AMVESCAP Group Services, Inc. since February 2001 and as a member of the Executive Management Committee of our company since March 1999. He joined our company as Director of Finance and Corporate Development for INVESCO Global's European division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became Managing Director of Global Strategic Planning in 1996. He holds an MA from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers (42) Executive Vice President & Chief Executive Officer of INVESCO Division (USA) a John Rogers has served as Chief Executive Officer of INVESCO Institutional and as a member of the Executive Management Committee of our company since December 2000. He became Chief Executive Officer of the INVESCO Division in January 2003. He joined the company as Chief Investment Officer and President of INVESCO's Tokyo office in 1994 and became Chief Executive Officer and Co-Chief Investment Officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a BA cum laude from Yale University and an MA from Stanford University. He is a Chartered Financial Analyst.

Philip A. Taylor (49) Chief Executive Officer of AIM Trimark Investments (Canada) a Philip Taylor has served as Chief Executive Officer of AIM Trimark Investments since January 2002 and became a member of the Executive Management Committee of our company in January 2003. He joined AIM Funds Management Inc. in 1999 as Senior Vice President of Operations and Client Services and later became Executive Vice President and Chief Operating Officer. Mr. Taylor was President of Canadian retail broker Investors Group Securities Inc. from 1994 to 1997 and Managing Partner of Meridian Securities from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor received an Honors B. Comm. degree from Carleton University and an MBA from the Schulich School of Business at York University.

Stephen K. West (75) Non-Executive (USA) b c d Stephen West has served as a Non-Executive Director of our company since 1997. Mr. West was a Director of AIM from 1994 through 1997, when AIM merged with INVESCO. From 1964 to 1998, he was a partner of Sullivan & Cromwell, based in New York, and he is presently senior counsel to the firm. Mr. West serves on the Boards of Directors of the Pioneer Funds and the Swiss Helvetia Fund, Inc. He is a graduate of Yale University and the Harvard Law School.

Mark H. Williamson (52) Executive Vice President & Chief Executive Officer of AIM Division (USA) a Mark Williamson has served as a member of the Executive Management Committee of our company since December 1999 and became Chief Executive Officer of the AIM Division in January 2003. He was Chief Executive Officer of the Managed Products Division from February 2001 to December 2002 and Chairman and Chief Executive Officer of INVESCO Funds Group Inc. from 1998 to December 2002. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named Managing Director in 1988. He became Chairman and Chief Executive Officer of NationsBank's mutual funds and brokerage subsidiaries in 1997. Mr. Williamson graduated from the University of Florida and is a member of the Board of Governors of the Investment Company Institute and the Board of Directors of ICI Mutual Insurance Company.

Compensation of Directors and Senior Management

     Information for Messrs. de Franssu, Hain, Herrema, Holt, Lo, Robertson, Rogers Taylor and Williamson is included in the tables below under the references to other senior management as a group. Ms. Kelley became a member of our Executive Management Committee in February 2004. The other members of our Executive Management Committee also serve as directors of our company and are not included in references to other senior management as a group.

     Salary, Bonus and Other Benefits

     The remuneration of our executive chairman, executive directors, other senior management and non-executive directors during the fiscal year ended December 31, 2003 is set forth in the following tables:

(pound)'000                               Salaryf                    Bonusf,c           Benefitsf, h                 Totalf
-----------                         -------------------       -------------------      ------------------      ------------------
Executive Chairman:
Charles W. Brady                              346                     1,399                      32                   1,777

Executive Directors:
The Hon. Michael D. Benson                    357                       534                      35                     926
Michael J. Cemoad                              66                       164                      10                     240
Gary T. Crumd                                  81                       131                       8                     220
Robert H. Graham                              305                       461                      25                     791
Hubert L. Harris, Jr.                         269                       420                      27                     716
Robert F. McCullough                          252                       420                      29                     701

Other Senior Management
as a Group (Eleven Persons)                 2,690                     4,351                     234                   7,275

Non-Executive Directors:
Rex D. Adams                                   61                        --                      --                      61
Diane P  Bakere                                41                        --                      --                      41
Sir John Banhamg                               71                        --                      --                      71
Joseph R. Canionb                              61                        --                      --                      61
Denis Kesslerg                                 71                        --                      --                      71
Bevis Longstrethb                              61                        --                      --                      61
Stephen K. West                                61                        --                      --                      61

--------------------------------------------------------------------------------
a Bonus amounts include commissions earned pursuant to approved commission schedules.
b A portion of the compensation was deferred pursuant to the AMVESCAP Deferred Fees Share Plan.
c In 2003, approximately 6% of the sums included under Bonus was paid into the Global Stock Plan. The sums are used to purchase shares of the Company on the open market. d Retired from Board on April 30, 2003. Amounts include salary received during period of Board membership and pro rata bonus for 2003. Salary received subsequent to April 30, 2003 is included below under "Other Senior Management as a Group (Eleven Persons)". e Appointed on July 31, 2003.
f Underlying amounts for U.S.-domiciled directors have been translated at the average foreign exchange rate of $1.637/(pound)1.00 for 2003.
g Includes (pound)10,000 for service on the INVESCO European Advisory Board for 2003.
h Includes pension benefits as follows: C.W. Brady ((pound)12,000); each of M.J. Cemo and G.T. Crum ((pound)6,000); each of R.H. Graham, H.L. Harris, Jr., and R.F. McCullough ((pound)17,000); The Hon. M.D. Benson ((pound)34,000); other senior management as a group (eleven persons) ((pound)166,000).

     Option Grants

     We granted the following options to purchase our Ordinary Shares to the following executive directors and other senior management during 2003. We did not grant any options to our non-executive directors during 2003.

                                                    Option
                                                   Exercise
    Name                      Number of Shares       Price       Expiration Date
    ----                      ----------------       -----       ---------------
Charles W. Brady                  200,000           374.0p         December 2013
The Hon. Michael D. Benson        100,000           374.0p         December 2013
Robert H. Graham                  100,000           374.0p         December 2013
Hubert L. Harris, Jr.             100,000           374.0p         December 2013
Robert F. McCullough              100,000           374.0p         December 2013

Other senior management as a
group (nine persons)              400,000           374.0p         December 2013


     AMVESCAP Global Stock Plan

     We have established the AMVESCAP Global Stock Plan, which is a remuneration plan for key employees, who are designated as "Global Partners," under which a portion of a profit-linked bonus paid annually in respect of each Global Partner is deposited into a discretionary employee benefit trust, which then purchases Ordinary Shares in the open market. The plan trustee is State Street Bank and Trust Company. The Ordinary Shares purchased by the trust are allocated within the trust to participants and, provided they retain their position with us for a period of three years from the date of the bonus, such allocated shares will be distributed to the participants upon vesting unless they have made an election to defer distribution. Approximately (pound)31 million was paid into the AMVESCAP Global Stock Plan for the year ended December 31, 2003. The AMVESCAP Global Stock Plan owned approximately 20 million Ordinary Shares on February 27, 2004, which includes Ordinary Shares that may be used in connection with the long-term incentive plan (described below) that is part of the AMVESCAP Global Stock Plan. On such date, our executive directors and other senior management had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the table below.

Name                                                Interest
----                                                --------
Charles W. Brady                                     756,605
The Hon. Michael D. Benson                           112,971
Robert H. Graham                                      33,670
Hubert L. Harris, Jr.                                204,836
Robert F. McCullough                                 158,185

Other senior management as a group (nine persons)    552,250

     We also have established a long-term incentive plan as part of the AMVESCAP Global Stock Plan to retain and motivate 46 key executives, representing the next generation of management. Our directors are not participants in this plan. The plan provides for the allocation of 25 million Ordinary Shares to those key executives. Awards range from 250,000 to 1,500,000 Ordinary Shares per person and vest in equal one-third installments starting on the fifth anniversary and ending on the seventh anniversary of the grant date. The plan is funded by Ordinary Shares purchased from time to time in the open market. The Ordinary Shares will be distributed to the participants as they vest. As of February 27, 2004, no member of senior management had vested interests in the long-term incentive plan. During 2003, awards were made under the long-term incentive plan to members of our senior management with respect to an aggregate of 9.5 million Ordinary Shares.

     INVESCO Employee Stock Ownership Plan

     The INVESCO Employee Stock Ownership Plan (the "ESOP") was established for employees of certain of our U.S. subsidiaries. Participating subsidiaries made stock bonus contributions to the ESOP comprising cash and/or our securities in respect of their employees who participate in the ESOP. Accounts were established in respect of each participant's allocation of contributions to the ESOP, which were held by the trustee in accordance with the terms of the ESOP. Certain members of the Board and senior management participate in the ESOP. The ESOP was closed to further activity effective January 1, 2000. As of February 27, 2004, our executive directors and other senior management had the following interests in Ordinary Shares held by the ESOP:

Name                                                Interest
----                                                --------
Charles W. Brady                                      94,954
Hubert L. Harris, Jr.                                 87,729
Robert F. McCullough                                  13,059

Other senior management as a group (nine persons)     44,788

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

Board Practices

     Non-executive Directors. Non-executive directors do not have formal fixed term contracts; however, under our Articles of Association, all directors are required to retire by rotation, and under the principles described below, approximately one third of our Board of Directors (the "Board") is required to seek re-election each year. Re-election is subject to shareholders' approval. Non-executive directors have letters of appointment which set out the terms and conditions of their appointment and their expected time commitment. Non-executive directors may serve on the Board beyond their 70th birthday and after serving as a director for more than nine consecutive years. Any director (whether executive or non-executive) over the age of 70 years, and any non-executive director who has served for more than nine years, will thereafter stand for re-election on an annual basis. Any director appointed during the fiscal year will stand for election at the next annual general meeting. In any year, after determination of the directors standing for election or re-election pursuant to the preceding principles, approximately one third of the remaining Board members must stand for re-election. The Board has identified Sir John Banham as the senior independent director available for communication from shareholders directly with our Board.

     Because Mr. Longstreth and Mr. West are each over the age of 70 years, they are required to seek re-election each year. Mr. Longstreth, Mr. West, and Mr. Canion are the only non-executive directors seeking re-election in 2004. Mrs. Diane Baker and Dr. Thomas Fischer were appointed to the Board since the 2003 Annual General Meeting. Mrs Baker has retired from the Board as of February 27, 2004 and has decided not to stand for re-election due to family and other business commitments. In accordance with the Articles of Association, Dr. Thomas Fischer will offer himself for election by shareholders at the 2004 Annual General Meeting.

     Executive Directors. Executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to one year. Executive directors' compensation arrangements, including participation in the Executive Share Option Scheme and bonus arrangements, are determined by the Remuneration Committee, which consists solely of non-executive directors. Mr. Graham is the only executive director seeking re-election in 2004. Mr. James Robertson is being proposed at the 2004 Annual General Meeting for election to the Board in succession to Mr. McCullough as the Chief Financial Officer of the Company.

     Audit Committee. The Audit Committee consists solely of non-executive directors who are "independent" as such term is defined by the New York Stock Exchange. Mr. Longstreth chairs the Audit Committee. The other members of the Audit Committee are Messrs. Adams, Banham, Canion, Fischer, Kessler and West.

     The Audit Committee is responsible for accounting and financial policies and controls being in place, ensuring that auditing processes are properly coordinated and work effectively, reviewing the scope and results of the audit and its cost effectiveness, recommending to the shareholders at the Annual General Meeting the approval of the choice of auditors, and ensuring the independence and objectivity of the auditors, including the nature and amount of non-audit work supplied by the auditors. The Audit Committee has direct access to our auditors. The Audit Committee receives periodic reports from management and our auditors on the system of internal controls and significant financial reporting issues. Our compliance function regularly reports on significant regulatory compliance matters. The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor to assure that the auditor's independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services and a non-audit service is not approved unless it is obvious to the Audit Committee that performance of such service by the auditor will serve the Company's interests better than performance of such service by other providers.The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence. The Audit Committee constitution and policy on non-audit services can be found on the Company Web site. The Audit Committee met six (6) times in 2003.

     The following is a summary of the terms of reference for the Audit
Committee:

     The purpose of the Audit Committee is to assist the Board in fulfilling the oversight of: the integrity of the Company's financial information and statements; the Company's internal financial controls and internal control and risk management systems; the appointment and removal of the external auditor; the independence, objectivity, qualifications and performance of the external auditors and the effectiveness of the audit process; the annual evaluation of the effectiveness of the compliance functions' and activities [and the advisability of establishing an internal audit function]; and the development and implementation of policy on the supply of audit and non-audit services. The Committee must have at least three members, and each member of the Committee must be a non-executive director who meets the independence requirements of the Combined Code, New York Stock Exchange ("NYSE") listing standards and SEC rules, and at least one member of the Committee must be an "audit committee financial expert" within the meaning of SEC rules. The members of the Committee are appointed by the Board on the recommendation of the Nomination and Corporate Governance Committee, and the Chairman of the Committee is designated by the Board.

     The Committee has responsibilities that include the following: sole authority to approve all audit engagement fees and terms and the sole authority to pre-approve all non-audit engagements; to annually discuss with the external auditors the nature and scope of the audit; to review and discuss with the external auditors problems or difficulties arising from the audits; to review and discuss the company's annual audited financial statements and quarterly financial statements with management and the independent auditor; to review the application of significant regulatory, accounting and auditing initiatives; to review and assess the adequacy and effectiveness of internal accounting procedures and internal controls; to establish and review procedures for the receipt, retention and investigation of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing or other matters; to report promptly to the Board any issues that arise with respect to the quality or integrity of the Company's publicly reported financial statements; and to review and approve for disclosure the report in the Company's Annual Report on the role of the Committee and the activities it has undertaken during the fiscal year covered by the Annual Report.

     The Committee is required to meet as often as needed and no less than two times per year. Meetings may be requested by the external auditors whenever they consider it necessary. A quorum of the Committee is to consist of two members. Minutes of each of the Committee meetings are to be kept and circulated to the full Board.

     Remuneration Committee. The Remuneration Committee consists solely of non-executive directors who are "independent" as such term is defined by the Combined Code. Mr. Adams chairs the Remuneration Committee. The other members of the Remuneration Committee are Messrs. Banham, Canion, Fischer, Kessler, Longstreth and West. The Remuneration Committee determines specific remuneration packages for each executive director and member of the Executive Management Committee. The Remuneration Committee also addresses remuneration issues that affect the interests of shareholders, including share option plans and performance-linked remuneration arrangements. The Remuneration Committee met two
(2) times in 2003.

     The following is a summary of the terms of reference for the Remuneration
Committee:

     The Committee is responsible for reviewing and approving the remuneration, benefits, bonuses, share options and share incentive awards of the Executive Chairman, the Executive Directors, the members of the Executive Management Committee and the Company Secretary, and for approving the pools available for bonuses, share options and share incentive awards for Global Partners of the Company.

     The Committee is to be composed of at least three members, all of whom must be non-executive directors who meet the independence requirements of the Combined Code. The members of the Committee are to be appointed by the Board of Directors on the recommendation of the Nomination and Corporate Governance Committee. The Board of Directors may at any time remove members and may fill any vacancy on the Committee.

     The Committee is responsible for: (i) annually reviewing and approving all goals relevant to the Executive Chairman's remuneration; evaluating the Executive Chairman's performance in light thereof; and establishing the Executive Chairman's base salary and performance related remuneration or benefits, based on such evaluation; (ii) annually evaluating and fixing the base salary level and performance related remuneration or benefits of, and approving share options, pension entitlements and all other compensation for, each Executive Director, each member of the Executive Management Committee, the Company Secretary and each member of Senior Management; (iii) approving the pools available for bonuses, share options and share incentive awards for Global Partners; (iv) making regular reports to the Board concerning the activities of the Committee, (v) reviewing and approving for disclosure the report in the Company's Annual Report on remuneration; (vi) from time to time, reviewing the adequacy of the Committee's functions, taking into account changes in law and good practice, and suggesting improvements to the full Board; and (vii) conducting an annual evaluation of it's performance.

     The Committee has the exclusive authority to retain, at Company expense, and to terminate, remuneration consultants, including the sole authority to approve the consultant's fees and other retention terms. A quorum of the Committee is to consist of two members. Minutes of the meetings are to be kept and circulated to the full Board.

     Nomination and Corporate Governance Committee (formerly the "Nomination and Board Governance Committee"). The Nomination and Corporate Governance Committee consists of all of the non-executive directors and the Executive Chairman. Sir John Banham, as the senior independent director, chairs the Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee is responsible for analyzing and making proposals with respect to the structure and composition of the Board and matters of corporate governance and Board effectiveness. The Committee conducts a regular review of the balance of skills and knowledge on the Board, is actively involved in the succession planning process for senior management, considers the capabilities and skills required for new Board appointments, carries out a formal selection process of candidates when necessary, and makes recommendations to the Board regarding changes in the composition of Board membership.

     The Nomination and Corporate Governance Committee is responsible for creating a list of potential Board candidates that takes into account the necessary skills and expertise which may be required by the Company. Candidates for election to the Board are considered in the light of their background and experience using the extensive personal knowledge of current directors or through the recommendations of various advisors to the Group. The Company does not presently utilize the services of recruitment consultants believing that the Board's personal knowledge and recommendation of an individual candidate is more appropriate to the needs of a "people" business.

     An annual review into the effectiveness of the Board, including the Committee structure and operation, is conducted by the senior independent director using confidential personal interviews with individual members of the Board. His report is considered by the Nomination and Corporate Governance Committee, and such committee in turn reports to and makes any recommendations to the Board. A review was last conducted in May/June 2003. The independent directors will consider the performance and effectiveness of the senior independent director.

     The Nomination and Corporate Governance Committee met four (4) times in
2003.

     Executive Management Committee (formerly the "Executive Board"). The Board has appointed an Executive Management Committee consisting of certain members of the Board and members of senior management of the company to oversee and supervise the business and strategy of the company as a whole and to approve and coordinate the activities of the divisional management committees for our four operating groups. As of February 27, 2004, the Executive Management Committee consisted of Messrs. Benson, Brady, de Franssu, Graham, Hain, Harris, Herrema, Holt, Ms. Kelley, Messrs. Lo, McCullough, Robertson, Rogers, Taylor and Williamson. Membership of the Executive Management Committee may vary with the approval and consent of the Board. Members of the Executive Management Committee serve until they resign from the Executive Management Committee or the Board decides to change the membership of the Executive Management Committee. The Executive Management Committee is chaired by the Executive Chairman. As of February 27, 2004, there are 15 members of this committee with representation from every major part of the Group's business. The Executive Management Committee meets in person or by conference telephone call at least ten (10) times per year and regularly meets with the Board to review strategy and status of business operations, thereby providing an important linkage between senior management and the independent directors.

     As to each director of the company and each member of the Executive Management Committee, the period during which such person has served in that office is set forth above under "Directors and Senior Management.

Employees

     As of December 31, 2003, we employed 6,747 people, of whom approximately 70% were located in North America. See "Item 4. Information on the Company--Business Overview," above, for a breakdown of headcount by operating group as of December 31, 2003. As of December 31, 2002 and 2001, we employed 7,581 and 8,519 people, respectively. The decreases in headcount during 2002 and 2003 were due to reductions in force we made during those years. None of our employees is covered under collective bargaining agreements.

Share Ownership

     Ownership of Ordinary Shares

     The following table discloses, as of February 27, 2004 (unless otherwise indicated), holdings of Ordinary Shares by our directors and senior management:


                                ------------------------------------------------
                                  Ordinary Shares(1)    Percent of Outstanding
                                                          Ordinary Shares(6)
                                ------------------------------------------------

Charles W. Brady(2)                    4,398,196                  *
Rex D. Adams                              30,000                  *
Sir John Banham                            7,500                  *
The Hon. Michael D. Benson(2)            104,720                  *
Joseph R. Canion(3)                        2,000                  *
Dr. Thomas R. Fischer                         --                  *
Jean-Baptiste de Franssu(2)                    *                  *
Robert H. Graham(2) (4)               28,353,177                3.61%
Robert C. Hain(2)                              *                  *
Hubert L. Harris, Jr. (2)                300,509                  *
Donald J. Herrema(2)                           *                  *
Erick R. Holt(2)                               *                  *
Karen D. Kelley(2)                             *                  *
Denis Kessler                              2,200                  *
Andrew Tak Shing Lo(2)                         *                  *
Bevis Longstreth(3) (5)                   70,440                  *
Robert F. McCullough(2)                   30,224                  *
James I. Robertson(2)                          *                  *
John D. Rogers(2)                              *                  *
Philip A. Taylor (2)                           *                  *
Stephen K. West                          209,439                  *
Mark H. Williamson(2)                          *                  *
--------------
* Less than 1%.

(1) Ordinary Shares include shares held as American Depositary Shares but do not include options to purchase Ordinary Shares held by such individuals. For information regarding ownership of stock options, see "Options to Purchase Securities from AMVESCAP," below. The shares identified in this table do not have different voting rights from any other Ordinary Shares.

(2) Excludes (a) interests of Messrs. Brady, Benson, de Franssu, Graham, Hain, Harris, Herrema, Holt, Ms. Kelly, Lo, McCullough, Robertson, Rogers, Taylor and Williamson in the AMVESCAP Global Stock Plan as set forth in the section entitled "AMVESCAP Global Stock Plan," above, and in the AMVESCAP Executive Share Option Schemes as set forth in the section entitled "Options to Purchase Securities from AMVESCAP," below; and (b) interests of Messrs. Brady, Harris, McCullough, Robertson, Rogers and Williamson in Ordinary Shares held in the ESOP, as set forth in the section entitled "INVESCO Employee Stock Ownership Plan," above.

(3) Excludes interests in 10,971 and 51,252 Ordinary Shares held by Messrs. Canion and Longstreth, respectively, pursuant to the AMVESCAP Deferred Fees Share Plan.

(4) Includes 27,993,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner.

(5) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.

(6) In computing percentage ownership (i) as required by General Instruction F to Form 20-F, each person is also considered to be the "beneficial owner" of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares, and (ii) all shares described in (i) immediately above are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

     Options to Purchase Securities from AMVESCAP

     All outstanding options to purchase our shares have been issued under the AMVESCAP Executive Share Option Schemes and various AIM option plans.

     The table below is a summary of outstanding options to acquire Ordinary Shares held by our executive directors and senior management as of February 27, 2004. As of February 27, 2004, none of our non-executive directors had outstanding options to acquire Ordinary Shares:

--------------------------------------------------------------------------------
                                      Number of          Option       Expiration
Name                                   Shares        Exercise Price      Date
--------------------------------------------------------------------------------
Charles W. Brady                        500,000           244.0p        Nov 2006
                                        100,000           422.5p        Nov 2007
                                        250,000           432.0p        Dec 2008
                                        500,000           660.0p        Dec 2009
                                        200,000          1100.0p        Nov 2010
                                        300,000           950.0p        Dec 2011
                                        700,000          419.25p        Nov 2012
                                        200,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
The Hon. Michael D. Benson              100,000           422.5p        Nov 2007
                                        200,000           432.0p        Dec 2008
                                        200,000           660.0p        Dec 2009
                                        100,000          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        350,000          419.25p        Nov 2012
                                        100,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Jean-Baptiste Douville de Franssu       200,000           244.0p        Nov 2006
                                         50,000           422.5p        Nov 2007
                                         25,000           416.0p        Oct 2008
                                         25,000           660.0p        Dec 2009
                                         45,000          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        245,000          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Robert H. Graham                        100,000           422.5p        Nov 2007
                                        200,000           432.0p        Dec 2008
                                        250,000           660.0p        Dec 2009
                                        100,000          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        350,000          419.25p        Nov 2012
                                        100,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Robert C. Hain                          133,735           452.0p        Dec 2008
                                         75,000           660.0p        Dec 2009
                                        100,000          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        300,000          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Hubert L. Harris, Jr.                    25,000           242.0p      April 2006
                                        400,000           244.0p        Nov 2006
                                        100,000           422.5p        Nov 2007
                                        100,000           432.0p        Dec 2008
                                        150,000           660.0p        Dec 2009
                                        100,000          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        350,000          419.25p        Nov 2012
                                        100,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Donald J. Herrema                        58,080          1168.0p      March 2011
                                        150,000           950.0p        Dec 2011
                                        258,080          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      Number of          Option       Expiration
Name                                   Shares        Exercise Price      Date
--------------------------------------------------------------------------------
Karen D. Kelley                          60,000           416.0p        Oct 2008
                                         25,000           660.0p        Dec 2009
                                         30,000          1100.0p        Nov 2010
                                         66,000           950.0p        Dec 2011
                                        136,000          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Andrew Tak Shing Lo                     200,000           244.0p        Nov 2006
                                         50,000           422.5p        Nov 2007
                                         25,000           416.0p        Oct 2008
                                         25,000           660.0p        Dec 2009
                                         42,500          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        242,500          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Robert F. McCullough                    200,000           242.0p      April 2006
                                        400,000           244.0p        Nov 2006
                                        100,000           422.5p        Nov 2007
                                        100,000           432.0p        Dec 2008
                                        150,000           660.0p        Dec 2009
                                        100,000          1100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        350,000          419.25p        Nov 2012
                                        100,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
James I. Robertson                      200,000           244.0p        Nov 2006
                                         50,000           422.5p        Nov 2007
                                         75,000           416.0p        Oct 2008
                                        150,000           660.0p        Dec 2009
                                        100,000          1,100.0p       Nov 2010
                                        150,000           950.0p        Dec 2011
                                        300,000          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
John D. Rogers                          200,000           244.0p        Nov 2006
                                         50,000           422.5p        Nov 2007
                                         25,000           416.0p        Oct 2008
                                         25,000           660.0p        Dec 2009
                                        100,000         1,100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        300,000          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013
--------------------------------------------------------------------------------
Mark H. Williamson                      100,000           416.0p        Oct 2008
                                        100,000           660.0p        Dec 2009
                                        100,000         1,100.0p        Nov 2010
                                        150,000           950.0p        Dec 2011
                                        300,000          419.25p        Nov 2012
                                         50,000           374.0p        Dec 2013

--------------

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

     The following table discloses, as of February 27, 2004, the number of Ordinary Shares beneficially owned by each person, other than our current directors and senior management, whom we know to be a beneficial owner of 3% or more of our outstanding Ordinary Shares:

                            ----------------------------------------------------
                             Shares Beneficially Owned and Percentage of Class
                            ----------------------------------------------------
                                                          Percent of Outstanding
                             Ordinary Shares(1)             Ordinary Shares (2)
                            ----------------------------------------------------
Charles T. Bauer                   29,706,412                         3.70
Robert H. Graham                   28,353,177                         3.61
Gary T. Crum                       29,597,128                         3.74
AIC Limited(3)                     36,850,606                         4.49
Wellington Management Co. LLP      25,287,936                         3.15
AVIVA PLC                          24,535,526(4)                      3.06
--------------
(1) Ordinary Shares include shares held as American Depositary Shares. In computing the number of shares beneficially owned by a person, as required by General Instruction F to Form 20-F, each person is also considered to be the "beneficial owner" of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares.

(2) In computing percentage ownership (i) as required by General Instruction F to Form 20-F, each person is also considered to be the "beneficial owner" of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares, and (ii) all shares described in (i) immediately above are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Holdings of AIC Limited include 19,693,025 Ordinary Shares deemed to be beneficially owned by AIC Limited by virtue of its management of a number of mutual funds that hold Ordinary Shares or ADSs as a portfolio investment and 17,157,581 Exchangeable Shares (constituting 56.97% of outstanding Exchangeable Shares) deemed to be beneficially owned by AIC Limited by virtue of its management of a number of its mutual funds that hold Exchangeable Shares as a portfolio investment.

(4) Holdings of AVIVA PLC include 24,483,841 ordinary shares (3.05%) held by its subsidiary Morley Fund Management.


     Major shareholders do not have different voting rights from owners of less than 3% of our Ordinary Shares.

     A total of 802,850,424 Ordinary Shares were issued and outstanding on February 27, 2004, of which 22,483,041 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in American Depositary Receipt form) and 18,435,608 Ordinary Shares were represented by American Depositary Shares evidenced by American Depositary Receipts issued by the Depositary. On February 27, 2004, the number of holders of record of the Ordinary Shares was 15,814, the number of holders of record of Ordinary Shares in the U.S. was 120 and the number of registered holders of the American Depositary Shares was 44. Because certain of these Ordinary Shares and American Depositary Shares were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.

     We are not directly or indirectly owned or controlled by any other corporations, foreign governments or other persons. We are not aware of any arrangement the operation of which might result in a change in control of the company.

Related Party Transactions

     None.

Item 8.  Financial Information

Consolidated Statements and Other Financial Information

     See  "Item  17.  Financial  Statements"  for  our  Consolidated   Financial
Statements.

Legal Proceedings

     The United States Securities and Exchange Commission ("SEC"), the Office of the New York State Attorney General ("NYAG"), and other States' authorities are investigating trading practices, fees and sales compensation arrangements in the mutual fund industry. Invesco Funds Group ("IFG"), a subsidiary of AMVESCAP, and its former chief executive officer have been named in civil complaints by the SEC and the NYAG, and IFG has been named in a civil complaint filed by the Attorney General for the State of Colorado, alleging that IFG allowed certain hedge funds and other investors to engage in "market timing" trades in IFG mutual funds. While the various complaints assert a number of legal theories, two general claims predominate: (1) that IFG, by allowing "market timing" trading, violated the anti-fraud provisions of the federal securities laws, and
(2) that by allowing "market timing" trading, IFG breached its fiduciary duties
- as established by state common law or federal statute - to the funds and/or individual investors. Investigations by the SEC, NYAG and other authorities (including other State regulators) into these practices are ongoing.

     A subsidiary of AMVESCAP, A I M Advisors, Inc. ("AIM"), IFG and/or certain of their related entities have received inquiries in the form of subpoenas or other written and oral requests for information from the SEC, the U.S. National Association of Securities Dealers ("NASD"), NYAG and various other state and federal authorities with respect to market timing, late trading, fair value pricing, directed brokerage and preferred fund distribution arrangements and certain other issues pertaining to their respective funds. AIM and IFG are cooperating fully with authorities in these inquiries.

     AMVESCAP has also been conducting its own internal fact-finding inquiry with the assistance of outside counsel. On January 14, 2004, AMVESCAP announced that its ongoing internal review had revealed situations in which its procedures were not completely effective in guarding against the potential adverse impact of frequent trading and illegal late trading through intermediaries. These findings were based, in part, on an extensive economic analysis by outside experts who examined the impact of these activities. In light of these findings, AMVESCAP announced its determination to provide full restitution to any AIM or IFG fund or its shareholders harmed by the activities of accommodated third-party market timers. AMVESCAP has informed U.S. federal and state regulators of its most recent findings and is seeking to resolve both the pending enforcement actions against IFG and the ongoing investigations with respect to AIM.

     There can be no assurance that AMVESCAP and its affiliates will be able to reach a satisfactory settlement with the regulators, or that any such settlement will not include terms which would have the effect of barring either or both of IFG and AIM, or any other investment advisor directly or indirectly owned by AMVESCAP, from serving as an investment advisor to any registered investment company. If either of these results occurs, AIM will seek exemptive relief from the SEC to permit it to continue to serve as the investment advisor to the AIM and INVESCO mutual funds. There can be no assurance that such exemptive relief will be granted.

     In addition to the above, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various AMVESCAP-affiliated parties (including certain INVESCO funds, certain AIM funds, IFG, AIM, A I M Management Group Inc. (the parent of AIM), AMVESCAP, certain related entities and certain of their officers). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above. Certain other lawsuits allege that one or more of our funds inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. Such lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), (iii) breach of fiduciary duty, and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, interest, and the payment of attorneys' and experts' fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. Recently, the federal Judicial Panel on Multidistrict Litigation ("JPML") directed that mutual fund market timing cases be consolidated for coordinated pretrial proceedings in the District of Maryland. Some of these cases against AMVESCAP-affiliated parties have been conditionally transferred to the District of Maryland in accordance with the JPML's directive; others will likely be transferred via future Conditional Transfer Orders.

     Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against AMVESCAP, IFG, AIM and related entities and individuals.

     AMVESCAP cannot predict the outcome of these actions and management is currently unable to determine the total potential impact that they may have on AMVESCAP's results of operations, financial position and cash flows.

     In the normal course of its business, AMVESCAP is subject to various litigation matters; however, in management's opinion, and except as qualified above, there are no legal proceedings pending against the Company which, if adversely determined, are reasonably likely to have a material adverse effect on its financial position, results of operations or liquidity.

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

Item 9.  The Offer and Listing

Nature of Trading Market and Price History

     The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the London Stock Exchange, based on its Daily Price Official List, and the high and low reported sale prices for the American Depositary Shares on the New York Stock Exchange. The Ordinary Shares are listed on the London Stock Exchange and the SBF--Paris Bourse, are traded on the Frankfurt Stock Exchange, and are reported under the symbol "AVZ" on all three exchanges. The American Depositary Shares are listed and traded on the New York Stock Exchange under the symbol "AVZ." Each American Depositary Share represents two Ordinary Shares.

                             Ordinary Shares       American Depositary Shares(1)
                             ---------------       -----------------------------
                           High           Low         High          Low
                           ----           ---         ----          ---
March            2004     464.00p       390.50p      $17.28        $14.84
February         2004     452.75p       395.50p      $16.68        $15.11
January          2004     463.75p       400.00p      $16.74        $14.80
December         2003     419.00p       346.00p      $14.75        $12.46
November         2003     488.00p       383.50p      $15.80        $13.39
October          2003     538.50p       441.00p      $17.64        $15.25
September        2003     570.00p       455.00p      $18.04        $15.19



                             Ordinary Shares       American Depositary Shares(1)
                             ---------------       -----------------------------
                           High           Low         High          Low
                           ----           ---         ----          ---
Fourth Quarter   2003     538.50p       346.00p      $17.64        $12.46
Third Quarter    2003     570.00p       402.50p      $18.04        $10.56
Second Quarter   2003     476.00p       280.50p      $15.53         $9.30
First Quarter    2003     433.50p       231.00p      $13.54         $7.92
Fourth Quarter   2002     504.50p       239.00p      $15.05         $7.98
Third Quarter    2002     550.00p       290.75p      $16.39         $9.42
Second Quarter   2002     987.00p       480.00p      $27.65        $15.90
First Quarter    2002   1,120.00p       788.00p      $31.10        $23.32



                     Ordinary Shares            American Depositary Shares(1)
                     ---------------            -----------------------------
                 High               Low              High              Low
                 ----               ---              ----              ---
2003            570.00p           231.00p           $18.04            $7.92
2002          1,120.00p           239.00p           $31.10            $7.98
2001          1,620.00p           530.00p           $47.25           $17.90
2000          1,750.00p           590.00p           $50.60           $20.75
1999            745.00p           425.00p           $23.10           $14.40
--------------
(1) American Depositary Share prices have been adjusted to reflect the change in the Ordinary Share per American Depositary Share ratio to two Ordinary Shares per one American Depositary Share effected on November 8, 2000 and the previous change in the Ordinary Share per American Depositary Share ratio to five Ordinary Shares per one American Depositary Share effected in April 1998.

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

     When no Exchangeable Shares are outstanding (other than those held by us), the Special Voting Share will automatically be redeemed and cancelled. Otherwise, the Special Voting Share is not subject to redemption by us or by the holder of such share.

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

Material Contracts

     The contracts described below (not being contracts entered into in the ordinary course of business) have been entered into by us and/or our subsidiaries since January 1, 2002 and, as of the date of this document, contain provisions under which we or one or more of our subsidiaries have an obligation or entitlement which is or may be material to us. This discussion should be read in conjunction with the agreements described below, each of which is filed as an exhibit to this Form 20-F or incorporated herein by reference.

     (i) Agreements relating to our revolving credit facilities:

          (a) 364-Day Credit Agreement, dated as of June 18, 2001, as amended on June 17, 2003, by and between AMVESCAP, the banks, financial institutions and other institutional lenders listed on the signature pages thereof, the co-agents listed on the signature pages thereof, Citibank, N.A., Bank of America, N.A. and HSBC Bank plc, as co-syndication agents for the Lenders (as that term is defined therein), and Bank of America, N.A., as funding agent
               -

     The 364-Day Credit Agreement sets forth the terms under which the Lenders provide us a revolving credit facility in an initial principal amount of up to $200 million. The credit facility was to terminate on June 17, 2002, unless that date were extended by agreement of the parties or the credit facility were earlier terminated due to an event of default by us under the 364-Day Credit Agreement that remains uncured after the expiration of an applicable cure period, if any. Under the 364-Day Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender's commitment in a percentage per annum ranging from 0.085% to 0.200%, depending upon our financial performance, as well as agents' fees as agreed from time to time. Interest on advances is based on a base rate per annum, computed from time to time, of the greater of Bank of America's prime rate or 0.5% per annum above the Federal Funds Rate, plus a margin for certain eurocurrency rate advances of a percentage per annum ranging from 0.415% to 0.800%, depending upon our financial performance. The 364-Day Credit Agreement contains standard terms and conditions for facilities of this type that mirror those in the Five Year Credit Agreement. Under the 364-Day Credit Agreement, advances are contingent on the execution and delivery of a guaranty of our obligations under the 364-Day Credit Agreement by certain of our subsidiaries, which guaranty is described below.

     The 364-Day Credit Agreement was extended for an additional 364 days on June 17, 2003 by agreement of the parties.

          (b) Guaranty, dated June 18, 2001, made by INVESCO, Inc., INVESCO North American Holdings, Inc., A I M Management Group Inc. and A I M Advisors, Inc. with respect to our obligations under the 364- Day Credit

               Agreement (the "364-Day Guaranty") -

     The 364-Day Guaranty sets forth the terms under which the various subsidiaries of ours named in the 364-Day Guaranty agree to unconditionally and irrevocably guarantee the payment, when due, of our obligations under the 364-Day Credit Agreement. The 364-Day Guaranty contains terms and conditions standard to guaranties of this type.

     (ii) Agreements relating to the issuance of our 5.375% Senior Notes due 2013 (the "2013 Senior Notes"):

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

Taxation

     This section summarizes the principal U.S. and U.K. tax consequences to U.S. Holders (defined below) that own our Ordinary Shares or American Depositary Shares. Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own American Depositary Shares. "U.S. Holders" is used in this section to refer to
(i) U.S. citizens, (ii) U.S. residents, (iii) U.S. corporations, (iv) U.S. partnerships and (v) U.S. citizens that are resident outside the U.S. and the U.K. and are subject to U.S. taxation on worldwide income regardless of its source. "U.S. Holders" does not include (i) U.S. citizens that are resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) U.S. corporations that hold 10% or more of our voting stock. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Income Tax Treaty." The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Estate Tax Treaty."

     On July 24, 2001, the U.S. and U.K. signed an income tax treaty, which was later amended by a protocol signed on July 19, 2002 ("New U.S./U.K. Income Tax Treaty"). Instruments of ratification were exchanged and the treaty, as amended by the protocol, entered into force on March 31, 2003. For U.S. taxes withheld at source, the treaty applies to amounts paid or credited on or after May 1, 2003. For other U.S. taxes, the treaty applies to taxable periods beginning after Dec. 31, 2003. This treaty replaces the tax treaty that entered into force in 1980 ("Old U.S./U.K. Income Tax Treaty"),

     The Jobs and Growth Tax Relief Reconciliation Act of 2003 (P.L. 108-27, 117 Stat. 752) ("JAGTRRA") was enacted on May 28, 2003. Subject to certain limitations, JAGTRAA generally provides that a dividend paid to an individual shareholder from either a domestic corporation or a "qualified foreign corporation" is subject to tax at the reduced rates applicable to certain capital gains for both the regular tax and the alternative minimum tax (15%; 5% for taxpayers in the lower bracket; zero for lower bracket taxpayers in 2008). A qualified foreign corporation is any foreign corporation that is either: (1) incorporated in a possession of the United States; (2) eligible for benefits under a comprehensive U.S. tax treaty that is deemed satisfactory by the Treasury Department and that includes an exchange of information provision ("Treaty Test"); or (3) a foreign corporation that pays a dividend and the underlying stock on which the dividend is paid is readily tradable on an established securities market in the United States ("Readily Tradable Test").

     Notice 2003-69, 2003-42 IRB 851, effective for tax years after December 31, 2002, contains the current list of the U.S. tax treaties that meet the requirements for the Treaty Test. Even if the distributing corporation is incorporated in a country listed in the notice, the corporation's distributions will not qualify for the reduced rate unless the foreign corporation is eligible for benefits under the applicable treaty. Specifically, the foreign corporation must be a resident for purposes of the relevant treaty and must satisfy the requirements under any applicable limitation on benefits provision. Notice 2003-71, 2003-43 IRB 922, effective for tax years beginning after December 31, 2002, outlines the requirements for meeting the Readily Tradable Test. Notice 2003-71. Common or ordinary stock, or an American depository receipt in respect of such stock, is considered readily tradable on an established securities market in the United States if it is listed on a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934 or on the NASDAQ Stock Market.

     Even if a foreign corporation satisfies one of the above three requirements, dividends paid by it will not qualify for the reduced rate if the corporation is a foreign personal holding company, foreign investment company, or a passive foreign investment company.

     The U.K. is one of the countries listed in Notice 2003-69 and we are eligible for benefits under the U.S./U.K. Treaty so the requirements of the Treaty Test are satisfied. In addition, our American Depository Shares are listed on the NYSE the requirements of the Readily Tradable Test are satisfied as well. We therefore are a qualified foreign corporation. We are not currently and have not previously been a foreign personal holding company, foreign investment company, or a passive foreign investment company.

     Furthermore, once an individual shareholder has established that a foreign corporation is a qualified foreign corporation, then it must be determined that the distribution itself qualifies as a qualified dividend. The recipient of the distribution must satisfy certain holding period requirements ("Holding Period Test") and the distribution must constitute a dividend for U.S. federal income tax purposes. In order for a distribution to constitute a dividend, the security from which a distribution is made must be considered equity and not debt ("Equity Test") and the distribution must be made from earning and profits ("E&P Test"). Our Ordinary Shares and American Depository Shares are considered equity and the dividends declared and paid by us are from earnings and profits. In order to be eligible for the lower tax rate, the shareholder must hold a share of stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date (as measured under IRC
Section 246(c)).

     Under JAGTRRA, the top individual rate on adjusted net capital gain, which was generally 20% (10% for taxpayers in the 10% and 15% brackets), is reduced to 15% (5% for taxpayers with income in the lower brackets). These lower rates apply to both the regular tax and the alternative minimum tax. The lower rates apply to assets held more than one year. For taxpayers with income in the lower brackets, the 5% rate is reduced to zero for 2008. The tax rate on short-term capital gains is unchanged, and they will continue to be taxed at the ordinary income rate. The capital gains changes apply to sales and exchanges (and installment payments received) on or after May 6, 2003. The special tax rates for gains on assets held for more than five years (8% for taxpayers with income in the 10% and 15% brackets; 18% for other taxpayers with respect to assets purchased after 2000) have been repealed.

     As currently enacted, the JAGTRRA reduced capital gains tax rates (including applying these rates to dividend income) expire for tax year beginning after December 31, 2008.

     U.S. Holders who own our Ordinary Shares or American Depositary Shares generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:

------------------------------------------------------------------------------------------------------------------------------------
Transaction                          U.S. Company                                   U.K. Company
------------------------------------------------------------------------------------------------------------------------------------
Purchase of shares              No U.S. tax ramifications                   No U.S. or U.K. tax ramifications; U.K. stamp duty or
                                                                            stamp duty reserve tax may be applicable(1).
------------------------------------------------------------------------------------------------------------------------------------
Ownership of shares             Entire dividend taxable in U.S.; no         Entire dividend taxable in U.S.; no withholding tax on
   (dividends)                  withholding tax on dividends received(2);   dividends received(2) ; Individual shareholders may be
                                Individual shareholders may be eligible     eligible for JAGTRRA reduced tax rates(4); New U.S.-U.K.
                                for JAGTRRA reduced tax rates(4)            Income Tax Treaty does not allow for tax credit (3).
------------------------------------------------------------------------------------------------------------------------------------
Disposition of shares           Gain on sale of shares is taxable in        Gain on sale of shares is taxable in U.S.(5); U.S. rules
                                U.S.(5); U.S. rules would treat gain as     would treat gain as capital in nature; capital gain is
                                capital in nature; capital gain is either   either short- or long-term depending on holding period;
                                short- or long-term depending on holding    Individual shareholders may be eligible for JAGTRRA
                                period; Individual shareholders may be      reduced tax rates(4); No U.K. tax  to a U.S. Holder(5);
                                eligible for JAGTRRA reduced tax rates(4)   U.K. stamp duty or stamp duty reserve tax may be
                                                                            applicable(1).
------------------------------------------------------------------------------------------------------------------------------------
Other transfers                 U.S. estate and gift rules apply            U.K. inheritance tax would not apply to individuals that
(estate or gift)                                                            are domiciled in the U.S. or if also domiciled in the
                                                                            U.K.. are not considered to be a U.K. national (both
                                                                            determinations made under the U.S./U.K. Estate Tax
                                                                            Treaty)(6); U.S. estate and gift rules apply; treaty
                                                                            provisions provide for a tax credit if U.S. Holder is
                                                                            subject to tax in U.S. and U.K.(6); U.K. stamp duty or
                                                                            stamp duty reserve tax may be applicable(1).
------------------------------------------------------------------------------------------------------------------------------------

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

(3) Where any person entitled to benefits under the Old U.S./U.K. Income Tax Treaty would have been entitled to greater benefits thereunder than under the New U.S./U.K. Income Tax Treaty, the Old U.S./U.K. Income Tax Treaty shall, at the election of such person, continue to have effect in its entirety with respect to that person for a twelve-month period from the date on which the provisions of the New U.S./U.K. Income Tax Treaty otherwise would have effect under paragraph 2 of Article 29. If this "grace" period is elected, the taxpayer must apply all of the provisions of the Old U.S./U.K. Income Tax Treaty for the additional year. If a claim for credit under the Old U.S./U.K. Income Tax Treaty is made, the aggregate of the dividend and the accompanying tax credit shall be treated as income for U.S. purposes. The procedures for claiming a credit under the Old U.S./U.K. Income Tax Treaty are outlined in Revenue Procedure 2000-13, 2000-6 I.R.B.
     515. A U.S. Holder's ability to claim a foreign tax credit may be limited by his particular situation.

(4) See previous discussion of the requirements for eligibility for reduced capital gains tax rates under JAGTRRA.

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

     THIS SUMMARY DOES NOT ADDRESS THE LAWS OF ANY STATE OR LOCALITY OR ANY GOVERNMENT OTHER THAN THE U.K. AND U.S.. FURTHERMORE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES TO ANY TAXPAYERS THAT ARE NOT U.S. HOLDERS (AS DEFINED ABOVE). THE INFORMATION PROVIDED ABOVE IS INTENDED TO BE A GENERAL DISCUSSION AND SHOULD NOT BE CONSIDERED TO BE DIRECTED TO ANY PARTICULAR SHAREHOLDER.

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

     At December 31, 2003, 82% of our borrowings had an interest rate that was fixed for an average period of 4.4 years. The remainder of our borrowings had a floating rate.

     See Note 24 to our Consolidated Financial Statements and Item 5. Operating and Financial Review and Prospects (above) for quantitative disclosures about market risk.

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

Item 15.  Controls and Procedures

     As of the end of the period covered by this Form 20-F, our Executive Chairman and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, they have concluded that, as of the evaluation date, our disclosure controls and procedures are reasonably designed to alert them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.

     Since the evaluation date referenced above, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

Item 16.  [Reserved]

     Not applicable.

Item 16A.  Audit Committee Financial Expert

     Each of Messrs. Sir John Banham, Joseph R. Canion, Denis Kessler, Bevis Longstreth and Stephen K. West qualifies as an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. All Audit Committee members are financially literate under the New York Stock Exchange listing standards.

Item 16B.  Code of Ethics

     We have adopted a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, as well as to our officers and employees. The Code of Conduct is posted on our website (http://www.amvescap.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Conduct to: Michael S. Perman, Corporate Secretary, AMVESCAP PLC, 30 Finsbury Square, London, EC2A 1AG, United Kingdom. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

Item 16C.  Principal Accountant Fees and Services

(pound)'000                                            2003                 2002
-------------------------------------   -------------------   ------------------
Audit fees:
   Statutory audit                                    1,661                1,587
   Audit-related regulatory reporting                   241                  246
Audit-related fees:
   Further assurance services*                          395                  362
   Tax fees
     Compliance services                                119                   81
     Advisory services                                  120                   28
   Other services                                       239                  126
                                        ----------------------------------------
                                                      2,775                2,430
--------------------------------------------------------------------------------
* Excludes(pound)73,000 (2002:(pound)42,000) paid to the corporate auditors for audits of benefit plans around the Group.

     The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to assure that the auditor's independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services and a non-audit service is not approved unless it is obvious to the Audit Committee that performance of such service by the auditor will serve our interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

     In addition to the fees detailed above, certain investment funds managed by the Group use Ernst & Young LLP to provide audit, audit-related and tax services. Fees paid by these funds were (pound)1,745,000 (2002:
(pound)1,580,000) for audit services and (pound)244,000 (2002: (pound)134,000)
for tax and other audit-related services.


Item 16D.  Exemptions from the Listing Standards for Audit Committees.

     [Not applicable.]


Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
Purchasers.

     [Not applicable.]


                                    PART III

Item 17.  Financial Statements

     Our Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

                                                                                                                   Page
                                                                                                                   ----

Report of Independent Auditors..................................................................................    F-2

Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001..........................    F-3

Consolidated Statements of Total Recognized Gains and Losses for the Years Ended December 31, 2003, 2002 and        F-3
2001............................................................................................................

Consolidated Balance Sheets as of December 31, 2003 and 2002....................................................    F-4

Consolidated Shareholders' Funds for the Years Ended December 31, 2003, 2002 and 2001...........................    F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001......................    F-6

Notes to the Consolidated Financial Statements..................................................................    F-7


Item 18.  Financial Statements

     Not applicable.

Item 19.  Exhibits

Exhibits:

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

     2.12 Indenture, dated as of February 27, 2003, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

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

     4.18 AMVESCAP Global Stock Plan, Amended and Restated Effective as of December 1, 2002, incorporated by reference to exhibit 4.18 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

     4.19 Registration Rights Agreement, dated as of February 27, 2003, by and between AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO American Holdings, Inc. and Salomon Smith Barney Inc., for themselves and as representative of the Initial Purchasers, incorporated by reference to exhibit 4.19 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

     4.20 Guarantee, dated February 27, 2003, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.20 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

     8 Information on Significant Subsidiaries, incorporated by reference to the chart and description of business in Item 4 of this Annual Report on Form 20-F.

     12.1 Certification of Charles W. Brady pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Robert F. McCullough pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1 Certification of Charles W. Brady pursuant to Rule 13a-14(b) and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2 Certification of Robert F. McCullough pursuant to Rule 13a-14(b) and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     14.1 Consent of Ernst & Young LLP.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on April 29, 2004.

                                       AMVESCAP PLC


                                       By:  /S/ ROBERT F. MCCULLOUGH
                                          --------------------------------------
                                             Robert F. McCullough
                                             Chief Financial Officer

                          AMVESCAP PLC AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                               Page
                                                                                                                               ----
Reports of Independent Auditors..........................................................................................      F-2

Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001...................................      F-4

Consolidated Statements of Total Recognized Gains and Losses for the Years Ended December 31, 2003, 2002 and 2001........      F-4

Consolidated Balance Sheets as of December 31, 2003 and 2002.............................................................      F-5

Consolidated Shareholders' Funds for the Years Ended December 31, 2003, 2002 and 2001....................................      F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001...............................      F-7

Notes to the Consolidated Financial Statements...........................................................................      F-8

REPORT OF INDEPENDENT AUDITORS


To The Directors of AMVESCAP PLC:

We have audited the accompanying consolidated balance sheets of AMVESCAP PLC as of December 31, 2003 and 2002 and the related consolidated statements of income, total recognized gains and losses, shareholders' funds and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of AMVESCAP PLC for the year ended December 31, 2001,were audited by other auditors whose report dated March 8, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMVESCAP PLC at December 31, 2003 and 2002 and the consolidated results of its operations and its consolidated cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those generally accepted in the United States (see Note 26 of Notes to the Consolidated Financial Statements).

As discussed above, the financial statements of AMVESCAP PLC for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 1, amounts relating to banking and insurance activities have been reclassified in the consolidated cash flow statements and amounts relating to share premium and other reserves have been reclassified in the consolidated statement of shareholders' funds to conform to section 131 of the Companies Act 1985 of Great Britain. Our procedures included testing the mathematical accuracy of the reclassifications. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.




/s/ Ernst & Young LLP
London, England
February 27, 2004

REPORT OF INDEPENDENT AUDITORS:  ARTHUR ANDERSEN


The following report was issued by Arthur Andersen on March 8, 2002 to AMVESCAP PLC and is included in our Annual Report on Form 20-F in respect of the year ended December 31, 2001, which was filed with the U.S. Securities and Exchange Commission on April 4, 2002. Arthur Andersen ceased operations on August 31, 2002 and hence it is not possible to obtain a re-signed opinion.

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

Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom but vary in certain respects from the accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform consolidated shareholders' equity as of December 31, 2001and 2000 and the consolidated net income for each of the three years in the period ended December 31, 2001 to accounting principles generally accepted in the United States are set forth in
Note 23 to the consolidated financial statements.

/s/ Arthur Andersen
Chartered Accountants and Registered Auditors
180 Strand, London, WC2R 1BL
March 8, 2002



In this document, the equivalent of note 23 referred to in the report above is note 26.

CONSOLIDATED STATEMENTS OF INCOME

for the year ended December 31

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2003               2002               2001
                                                                              (pound)'000        (pound)'000        (pound)'000
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                        1,158,070          1,345,263          1,619,847
Expenses:
     Operating                                                                  (847,220)          (978,338)        (1,096,487)
     Exceptional (note 3)                                                        (84,943)           (69,248)           (59,997)
     Goodwill amortization                                                      (148,982)          (149,415)          (137,477)
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                   76,925            148,262            325,886
Investment income (note 5)                                                          7,740              6,561             10,433
Interest expense (note 6)                                                        (48,270)           (52,558)           (55,881)
-------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                             36,395            102,265            280,438
Taxation (note 8)                                                                (53,676)           (85,372)          (125,635)
-------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the financial year                                             (17,281)             16,893            154,803
Dividends (note 9)                                                               (93,627)           (93,479)           (89,260)
-------------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss) for the year                                             (110,908)            (76,586)            65,543
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share before goodwill amortization and exceptional items (note 10 and below):
     -basic                                                                         23.4p              27.5p              41.2p
     -diluted                                                                       23.2p              27.2p              40.0p
Earnings per share:
     -basic                                                                        (2.2)p               2.1p              19.2p
     -diluted                                                                      (2.2)p               2.1p              18.6p


-------------------------------------------------------------------------------------------------------------------------------
                                                           2003                     2002                       2001
                                                           ----                     ----                       ----
                                                    pence (pound)'000        pence  (pound)'000        pence    (pound)'000
-------------------------------------------------------------------------------------------------------------------------------
The  calculation of earnings before goodwill
  amortization and exceptional items and
  the equivalent diluted earnings per share
  is as follows:
Profit/(loss) for the financial year                  (2.2)     (17,281)          2.1       16,893          18.6        154,803
Goodwill amortization                                  18.4      148,982         18.2      149,415          16.6        137,477
Exceptional                                            10.5       84,943          8.4       69,248           7.2         59,997
Tax on exceptional items                              (3.6)     (29,042)        (1.5)     (12,832)         (2.4)       (20,607)
Dilution adjustment                                     0.1            -            -            -             -              -
-------------------------------------------------------------------------------------------------------------------------------
Profit before goodwill amortization and
        exceptional items                              23.2      187,602         27.2      222,724          40.0        331,670
===============================================================================================================================



CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

for the year ended December 31

-------------------------------------------------------------------------------------------------------------------------------
                                                                                      2003              2002               2001
                                                                               (pound)'000       (pound)'000        (pound)'000
-------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the financial year                                              (17,281)            16,893            154,803
Currency translation differences on investments
   in overseas subsidiaries                                                         55,564            55,861           (12,941)
-------------------------------------------------------------------------------------------------------------------------------
Total recognized gains and losses for the year                                      38,283            72,754            141,862

Prior year FRS 19 adjustment                                                            --                --             26,921
-------------------------------------------------------------------------------------------------------------------------------
Total recognized gains and losses                                                   38,283            72,754            168,783
===============================================================================================================================

The accompanying notes form part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31

----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2003                              2002
                                                                   (pound)'000       (pound)'000      (pound)'000      (pound)'000
----------------------------------------------------------------------------------------------------------------------------------
Fixed assets:
Goodwill (note 11)                                                                     2,411,803                         2,542,306
Investments (note 12)                                                                    230,567                           248,408
Tangible assets (note 13)                                                                170,598                           197,060
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       2,812,968                         2,987,774
Current assets:
Debtors (note 14)                                                      903,955                            725,547
Investments (note 12)                                                   74,652                             69,195
Cash                                                                   318,713                            355,111
----------------------------------------------------------------------------------------------------------------------------------
                                                                     1,297,320                          1,149,853

Current liabilities (note 15):
Current maturities of long-term debt                                        --                          (222,089)
Creditors                                                          (1,070,393)                          (917,216)
----------------------------------------------------------------------------------------------------------------------------------
                                                                   (1,070,393)                        (1,139,305)

Net current assets                                                                       226,927                            10,548

Total assets less current liabilities                                                  3,039,895                         2,998,322
Long-term debt (note 16)                                                               (730,041)                         (595,600)
Provisions for liabilities and charges (note 17)                                        (77,601)                         (119,234)
----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                             2,232,253                         2,283,488
==================================================================================================================================

Capital and reserves:
Called up share capital (note 21)                                                        200,264                           198,614
Share premium account                                                                    675,755                           619,250
Exchangeable shares (note 21)                                                            330,629                           383,105
Profit and loss account                                                                  498,390                           609,298
Other reserves                                                                           527,215                           473,221
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds, equity interests                                                  2,232,253                         2,283,488
==================================================================================================================================

The accompanying notes form part of these financial statements.

CONSOLIDATED SHAREHOLDERS' FUNDS

Movements in shareholders' funds comprise:

----------------------------------------------------------------------------------------------------------------------------------
                                                     Called up                                                 Profit
                                                         share  Exchangeable         Share        Other      and loss
                                                       capital        shares       premium     reserves       account        Total
                                                   (pound)'000   (pound)'000   (pound)'000  (pound)'000   (pound)'000  (pound)'000
----------------------------------------------------------------------------------------------------------------------------------
January 1, 2001                                        192,759       477,153       496,250      343,498       620,341    2,130,001
Profit for the financial year                               --            --            --           --       154,803      154,803
Dividends                                                   --            --            --           --      (89,260)     (89,260)
Exercise of options                                        851            --        12,964      (2,160)            --       11,655
NAM acquisition                                          1,396            --            --       74,672            --       76,068
Conversion of exchangeable shares into ordinary
   shares                                                1,031      (44,341)        43,310           --            --           --
Conversion of Equity Subordinated Debentures                --           785            --           --            --          785
Adjustment to goodwill                                      --            --            --       10,353            --       10,353
Currency translation differences on investments
   in overseas subsidiaries                                 --            --            --     (12,941)            --     (12,941)
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                      196,037       433,597       552,524      413,422       685,884    2,281,464
Profit for the financial year                               --            --            --           --        16,893       16,893
Dividends                                                   --            --            --           --      (93,479)     (93,479)
Exercise of options                                      1,297            --        17,384      (2,820)            --       15,861
Acquisition earn-outs                                      130            --            --        6,758            --        6,888
Conversion of exchangeable shares into ordinary
   shares                                                1,150      (50,492)        49,342           --            --           --
Currency translation differences on investments
   in overseas subsidiaries                                 --            --            --       55,861            --       55,861
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                      198,614       383,105       619,250      473,221       609,298    2,283,488
Profit/(loss) for the financial year                        --            --            --           --      (17,281)     (17,281)
Dividends                                                   --            --            --           --      (93,627)     (93,627)
Exercise of options                                        451            --         5,089      (1,570)            --        3,970
Acquisition earn-outs                                        4            --           135           --            --          139
Conversion of exchangeable shares into ordinary
   shares                                                1,195      (52,476)        51,281           --            --           --
Currency translation differences on investments
   in overseas subsidiaries                                 --            --            --       55,564            --       55,564
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                      200,264       330,629       675,755      527,215       498,390    2,232,253
==================================================================================================================================


The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

for the year ended December 31

----------------------------------------------------------------------------------------------------------------------------------
                                                                                        2003                2002              2001
                                                                                 (pound)'000         (pound)'000       (pound)'000
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities (note 18)                                  314,269             426,518           543,233

Returns on investments and servicing of finance
Interest and dividends received                                                        7,898               7,033            11,996
Interest paid                                                                       (50,041)            (48,591)          (57,592)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (42,143)            (41,558)          (45,596)

Taxation                                                                           (120,760)           (105,557)         (166,573)

Capital expenditure and financial investment
Purchase of tangible fixed assets, net of sales                                     (36,585)            (54,584)          (71,542)
Disposal/(purchase) of fixed asset investments, net                                    4,464            (37,322)           (8,640)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (32,121)            (91,906)          (80,182)

Acquisitions, net of cash, cash equivalents and bank overdraft acquired             (28,039)                  --         (311,441)

Dividends paid                                                                      (93,369)            (93,531)          (84,365)
----------------------------------------------------------------------------------------------------------------------------------
Cash (outflow)/inflow before the use of cash equivalents and financing               (2,163)              93,966         (144,924)

Financing
Issues of ordinary share capital                                                       3,970              15,861            11,655
Credit facility, net                                                                (15,118)              57,455         (185,890)
Issuance of Senior Notes                                                             220,648                  --           206,939
Repayment of loans                                                                 (227,446)           (127,620)          (17,669)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (17,946)            (54,304)            15,035

Change in cash equivalents                                                            36,154            (39,579)            96,560
----------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                           16,045                  83          (33,329)
==================================================================================================================================

Reconciliation to increase/(decrease) in cash at bank and in hand
Increase/(decrease) in cash                                                           16,045                  83          (33,329)
Change in bank overdrafts                                                            (5,112)             (5,656)             2,040
Change in cash equivalents                                                          (36,154)              39,579          (96,560)
Foreign exchange movement on cash and cash equivalents                              (11,177)            (29,873)           (6,532)
----------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash at bank and in hand                                     (36,398)               4,133         (134,381)
==================================================================================================================================


The accompanying notes form part of these financial statements.

ACCOUNTING POLICIES AND NOTES TO THE FINANCIAL STATEMENTS

1.   Accounting Policies

(a)  Basis of accounting and consolidation

The financial statements consolidate the financial statements of AMVESCAP PLC and all of its subsidiaries. The consolidated financial statements have been prepared in accordance with the Companies Act 1985 (Schedule 4) and applicable accounting standards. The financial statements have been prepared on the historic cost convention as modified to include certain assets at market value. The Companies Act 1985 requirements have been adapted in respect of exchangeable shares (see Note 21).

Amounts for the year ended December 31, 2001 relating to the banking and insurance activities were reclassified in the consolidated cash flow statements to conform with the presentation adopted for the current and previous year. Counsel advised in 2002 that the Company was required to follow the provisions of S131 of the Companies Act 1985 to use merger relief in recording the acquisitions completed for shares in prior years. Previously, the Company had followed the established practice that this treatment was not mandatory. Accordingly, the capital and reserves arising on these acquisitions were restated in 2002 with the result that as at December 31, 2001 (pound)1,067,355,000 was treated as credited to merger reserve from the time of acquisition of each of these companies rather than being credited to the share premium account. This adjustment had no effect on earnings for any of the years affected by the adjustments.

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

(e)  Tangible Fixed Assets and Depreciation

Depreciation is provided on fixed assets at rates calculated to write-off the cost, less estimated residual value, of each asset evenly over its expected useful life: leasehold improvements over the lease term; owned buildings over 50 years; computers and other various equipment, between three and seven years.

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

2.   Acquisitions

The acquisition of 100% of the share capital of Whitehall Asset Management Inc. was completed in February 2003 for consideration of (pound)13.6 million. In December 2003, 75.1% of the real estate asset management business of Hypo-und Vereinsbank (HVB) was acquired for consideration of (pound)21.4 million. Both transactions have been accounted for as acquisitions and results have been included from the date of purchase. These acquisitions are not material to either the Group's profit and loss account or its balance sheet.

The provisional book and fair values of net assets acquired were determined as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                              Whitehall                   HVB                 Total
                                                                            (pound)'000           (pound)'000           (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Book Value                                                                       10,958                   124                11,082
Acquiree goodwill removed                                                      (10,938)                    --              (10,938)
Fair value adjustment                                                               198                    --                   198
------------------------------------------------------------------------------------------------------------------------------------
Fair value                                                                          218                   124                   342
Goodwill and intangible assets                                                                                               34,681
------------------------------------------------------------------------------------------------------------------------------------
Total Consideration                                                                                                          35,023
====================================================================================================================================

3.   Exceptional Items

The consolidated profit and loss account includes exceptional charges in 2003, 2002, and 2001 as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            2003             2002              2001
                                                                                     (pound)'000      (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Redundancy and reorganizations                                                            31,054           44,544             9,993
U.S. Retail reorganization                                                                17,413               --                --
U.S. Regulatory investigations                                                            17,371               --                --
Lease costs                                                                                9,620            5,144             6,694
Acquisitions                                                                               2,326               --            43,310
Project costs and other                                                                    7,159           19,560                --
------------------------------------------------------------------------------------------------------------------------------------
Total exceptional items                                                                   84,943           69,248            59,997
------------------------------------------------------------------------------------------------------------------------------------
Total exceptional items net of tax                                                        55,901           56,416            39,390
------------------------------------------------------------------------------------------------------------------------------------
Diluted per share impact                                                                    6.9p             6.9p              4.8p
====================================================================================================================================

Exceptional items in 2003 include costs associated with redundancy programs and expenses associated with internal reorganizations. Project costs include charges for systems and other terminated initiatives. The leases and other provisions relate to moves to new office facilities, office closures, and the write-off of other fixed assets.

The U.S. regulatory investigations charge includes the legal and other costs incurred through the end of 2003 plus an estimate of such costs, expected to arise in the first half of 2004 relating to the investigations underway by the U.S. Securities and Exchange Commission and the Attorney Generals from Colorado and New York. The cost of any settlement would be recorded as an exceptional charge at the time such settlement is finalized. Some part of these costs may ultimately be recovered through insurance claims or legal actions on behalf of shareholders against third parties found to have facilitated late trading or any other illegal activity.

The Group paid approximately (pound)68.7 million towards these and prior exceptional accruals in 2003.

In 2002 and 2001, exceptional costs include staff retention payments and expenses associated with combining systems and other business processes related to the reorganization, restructuring, and integration of businesses acquired.

4.   Segmental Information

Geographical analysis of the Group's business, which is principally investment management, is as follows:

                                                   Revenues                                Profit after exceptional items
------------------------------------------------------------------------------------------------------------------------------------
                                          2003             2002             2001             2003             2002            2001
                                   (pound)'000      (pound)'000      (pound)'000      (pound)'000      (pound)'000     (pound)'000
                               -----------------------------------------------------------------------------------------------------
U.K.                                   180,597          203,900          250,962           14,432          (6,973)          60,435
U.S.                                   744,966          902,928        1,110,751          140,137          234,813         338,345
Canada                                 154,758          151,346          158,018           77,506           79,563          72,184
Europe/Asia                             77,749           87,089          100,116          (6,168)          (9,726)         (7,601)
------------------------------------------------------------------------------------------------------------------------------------
                                     1,158,070        1,345,263        1,619,847          225,907          297,677         463,363

Goodwill amortization                                                                   (148,982)        (149,415)       (137,477)
Net interest expense                                                                     (40,530)         (45,997)        (45,448)
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                     36,395          102,265         280,438
====================================================================================================================================

                                                                                                            Net assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2003              2002
                                                                                                     (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
U.K.                                                                                                     149,668           121,630
U.S.                                                                                                     193,545           202,363
Canada                                                                                                   (1,287)            12,242
Europe/Asia                                                                                               55,122            57,423
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         397,048           393,658
Goodwill                                                                                               2,411,803         2,542,306
Net debt                                                                                               (576,598)         (652,476)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                             2,232,253         2,283,488
====================================================================================================================================


The U.S. dollar profits have been translated into sterling at an average rate of
1.65 (2002: 1.50, 2001: 1.43). Revenue reflects the geographical segments from which services are provided. Total operating expenses in 2003 were (pound)1,081,145,000 (2002: (pound)1,197,001,000, 2001:(pound)1,293,961,000).

5.   Investment Income

                                                                                    2003                  2002                2001
                                                                             (pound)'000           (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Interest receivable                                                                6,265                 7,549              12,295
Income/(loss) from listed investments                                              4,685                 3,218                (24)
Loss from unlisted investments                                                   (3,210)               (4,206)             (1,838)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   7,740                 6,561              10,433
====================================================================================================================================

6.   Interest Expense

                                                                                   2003                   2002                2001
                                                                            (pound)'000            (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Senior notes                                                                     40,212                 40,086              30,014
Credit facility                                                                   3,075                  4,286              12,024
Equity Subordinated Debentures                                                    2,225                  3,763               4,002
Other                                                                             2,758                  4,423               9,841
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 48,270                 52,558              55,881
====================================================================================================================================

7.   Directors and Employees

                                                                                   2003                   2002                2001
                                                                            (pound)'000            (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                              394,176                444,153             478,687
Social security costs                                                            27,304                 30,310              34,072
Other pension costs                                                              38,069                 44,851              45,713
------------------------------------------------------------------------------------------------------------------------------------
                                                                                459,549                519,314             558,472
====================================================================================================================================

The average number of employees of the Company during the year was 7,069 (2002:
8,080). Of these totals, 5,012 (2002: 5,642) were employed in North America and the remainder were employed in the U.K., Europe and Asia.


Emoluments of the chairman and the directors are shown in Item 6 above.

8.   Taxation

                                                                                      2003                2002                2001
                                                                               (pound)'000         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Current Tax
     U.K. corporation income tax for period                                        (1,018)               7,926              58,574
     Double taxation relief                                                          (476)             (1,372)            (33,302)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (1,494)               6,554              25,272
     Foreign income tax for the period                                              82,696              84,959             104,566
     Adjustments in respect of prior periods                                         5,553               2,330                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    88,249              87,289             104,566
     Total current tax                                                              86,755              93,843             129,838
------------------------------------------------------------------------------------------------------------------------------------
Deferred Tax
     Origination and reversal of timing differences                               (20,041)             (8,471)                  38
     Estimated recoverable amount arising in prior periods                        (13,038)                  --             (4,241)
------------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax                                                           (33,079)             (8,471)             (4,203)
Total tax on profit on ordinary activities                                          53,676              85,372             125,635
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2003                2002                2001
                                                                               (pound)'000         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Profit before tax                                                                   36,395             102,265             280,438
Tax on Group profit on ordinary activities at standard U.K.
     corporation tax rate of 30%                                                    10,919              30,680              84,132
Effects of:
Non-deductible amortization - U.K.                                                  32,870              39,604              48,166
Foreign exchange gain                                                                   --               3,709               1,364
Tax on overseas earnings                                                             7,893               1,109             (5,419)
Deferred tax movement                                                               33,079               8,471               4,203
Adjustments in respect of prior periods                                              5,553               2,330                  --
Exceptional items overseas rate differential                                       (3,559)               7,940             (2,608)
------------------------------------------------------------------------------------------------------------------------------------
Group current tax charge for the period                                             86,755              93,843             129,838
====================================================================================================================================


Factors That May Affect Future Tax Charges
The Group's overseas tax rates are higher than those in the U.K. primarily because the profits earned in the United States are taxed at a rate of approximately 38%, and the profits earned in Canada are taxed at a rate of 36%.

Losses accumulating in several countries have not been recognized for the purposes of deferred tax on the basis that it is currently thought unlikely that they will be utilized within three years.

Components of Deferred Tax

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2003                2002
                                                                                                   (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Deferred compensation arrangements                                                                      26,265              37,525
Exceptional items                                                                                       22,340              15,468
Tax losses carried forward                                                                              24,267               4,632
Fixed assets depreciation                                                                                  719               1,958
Amortization                                                                                           (4,353)             (4,837)
Investments                                                                                              2,413               5,362
Health, benefits, and rent accruals                                                                      8,859               8,517
Accrued interest and other                                                                               6,586               8,828
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets - debtors                                                                           87,096              77,453
Deferred tax liabilities - provisions                                                                 (30,307)            (38,438)
------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax                                                                                        56,789              39,015
====================================================================================================================================

Movements on net deferred tax comprise a deferred tax benefit of (pound)33,079,000 net of foreign exchange of (pound)15,305,000.

9.   Dividends

                                                                                            2003              2002            2001
                                                                                     (pound)'000       (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Interim paid, 5.0p per share (2002: 5.0p, 2001: 4.5p)                                     40,835            40,823          36,552
Final proposed, 6.5p per share (2002: 6.5p, 2001: 6.5p)                                   52,792            52,656          52,708
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          93,627            93,479          89,260
====================================================================================================================================

The trustees of the Employee Share Option Trust waived dividends amounting to (pound)2,209,000 in 2003 (2002:(pound)1,806,000, 2001: (pound)1,644,000).

10.  Earnings per share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

The calculation of earnings per share is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Profit after        Number of
                                                                                         taxation           shares       Per share
2003                                                                                  (pound)'000             '000          amount
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share                                                     (17,281)          802,885          (2.2)p
====================================================================================================================================
2002
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                   16,893          810,042            2.1p
                                                                                                                       ===========
Dilutive effect of options                                                                     --            9,476
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                 16,893          819,518            2.1p
====================================================================================================================================
2001
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  154,803          805,061           19.2p
                                                                                                                       ===========
Dilutive effect of options                                                                     --           24,922
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                154,803          829,983           18.6p
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

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Profit before
                                                                                         goodwill
                                                                                     amortization
                                                                                  and exceptional        Number of
                                                                                            items           shares       Per share
2003                                                                                  (pound)'000             '000          Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  187,602          802,885           23.4p
                                                                                                                        ==========
Dilutive effect of options                                                                     --            7,486
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                187,602          810,371           23.2p
====================================================================================================================================
2002
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  222,724          810,042           27.5p
                                                                                                                        ==========
Dilutive effect of options                                                                     --            9,476
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                222,724          819,518           27.2p
====================================================================================================================================
2001
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                  331,670          805,061           41.2p
                                                                                                                        ==========
Dilutive effect of options                                                                     --           24,922
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                331,670          829,983           40.0p
====================================================================================================================================

The calculations of earnings per share reconcile as follows:

pence                                                                2003             2002            2001
----------------------------------------------------------------------------------------------------------
Diluted earnings per share                                           (2.2)             2.1            18.6
Goodwill amortization                                                 18.4            18.2            16.6
Exceptional items net of tax                                           6.9             6.9             4.8
Other adjustments                                                      0.1              --              --
----------------------------------------------------------------------------------------------------------
Diluted earnings per share before goodwill amortization and
exceptional items                                                     23.2            27.2            40.0
==========================================================================================================

11.   Goodwill

                                                                                                                             Net
                                                                                  Cost          Amortization            book value
                                                                           (pound)'000           (pound)'000           (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
January 1, 2002                                                              2,947,912             (251,867)             2,696,045
Provided during the year                                                            --             (149,415)             (149,415)
Other adjustments                                                              (4,563)                    --               (4,563)
Foreign exchange                                                                   239                    --                   239
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                            2,943,588             (401,282)             2,542,306
Provided during the year                                                            --             (148,982)             (148,982)
Acquisitions                                                                    34,681                    --                34,681
Reduction in earn-out provisions                                              (15,498)                    --              (15,498)
Foreign exchange                                                                 (704)                    --                 (704)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                            2,962,067             (550,264)             2,411,803
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

12.   Investments

Investments Held as Fixed Assets

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Shares of                 Other
                                                                         AMVESCAP PLC           investments                  Total
                                                                          (pound)'000           (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Cost
January 1, 2002                                                                99,607               130,163                229,770

Foreign exchange                                                                   --               (8,252)                (8,252)
Additions                                                                      44,852                34,893                 79,745
Disposals                                                                          --              (41,837)               (41,837)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                             144,459               114,967                259,426
Foreign exchange                                                                   --               (6,307)                (6,307)
Additions                                                                          --                19,381                 19,381
Acquisition                                                                        --                    52                     52
Disposals                                                                     (1,504)              (32,516)               (34,020)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                             142,955                95,577                238,532
====================================================================================================================================
Provisions against investments
January 1, 2002                                                               (2,027)               (3,461)                (5,488)
Net change                                                                         --               (5,530)                (5,530)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                             (2,027)               (8,991)               (11,018)
Net change                                                                         --                 3,053                  3,053
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                             (2,027)               (5,938)                (7,965)
====================================================================================================================================
Net book value
January 1, 2002                                                                97,580               126,702                224,282
December 31, 2002                                                             142,432               105,976                248,408
December 31, 2003                                                             140,928                89,639                230,567
====================================================================================================================================

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust ("ESOT") and comprise 19,263,615 ordinary shares. The options vest after three years from the date of grant and lapse after 10 years. On December 31, 2003, there were options over these securities at exercise prices between 242p and 1680p. The market price of the ordinary shares at the end of 2003 was 406p.

Other investments consist of investments in various Group mutual funds, unit trusts, partnership interests, investments in collateralized loan and bond obligations, investments on behalf of deferred compensation plans, and treasury securities.

Investments Held as Current Assets

Current asset investments include listed investments of(pound)61,000,000 (2002:(pound)62,631,000) and unlisted investments of (pound)13,652,000 (2002:(pound)6,564,000).

13.   Tangible Assets

Tangible assets are comprised of land, buildings, technology and other equipment.

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Technology and
                                                                        other equipment  Land and buildings                  Total
                                                                            (pound)'000         (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Cost
January 1, 2002                                                                 396,734              55,588                452,322
Foreign exchange                                                                (1,208)               (369)                (1,577)
Additions                                                                        59,057                 202                 59,259
Disposals                                                                      (31,663)               (224)               (31,887)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                               422,920              55,197                478,117
Foreign exchange                                                               (52,829)               (248)               (53,077)
Additions                                                                        37,393                  11                 37,404
Acquisitions                                                                        102                  --                    102
Disposals                                                                      (20,178)                  --               (20,178)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                               387,408              54,960                442,368
====================================================================================================================================
Accumulated depreciation
January 1, 2002                                                               (238,196)               (547)              (238,743)
Foreign exchange                                                                (8,345)                   2                (8,343)
Provided during the year                                                       (59,317)               (915)               (60,232)
Disposals                                                                        26,261                  --                 26,261
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                             (279,597)             (1,460)              (281,057)
Foreign exchange                                                                 47,302                   2                 47,304
Provided during the year                                                       (50,043)               (912)               (50,955)
Disposals                                                                        12,938                  --                 12,938
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                             (269,400)             (2,370)              (271,770)
====================================================================================================================================
Net book value
January 1, 2002                                                                 158,538              55,041                213,579
December 31, 2002                                                               143,323              53,737                197,060
December 31, 2003                                                               118,008              52,590                170,598
====================================================================================================================================


14.   Debtors

                                                                                                       2003                   2002
                                                                                                (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Policyholder debtors                                                                                271,183                154,778
Customer and counterparty debtors                                                                   158,914                106,811
Trade debtors                                                                                       110,682                 88,482
Unsettled fund debtors                                                                              101,578                 96,520
Deferred taxation                                                                                    87,096                 77,453
Other debtors                                                                                        79,112                 62,474
Deferred sales commissions                                                                           77,721                115,558
Prepayments                                                                                          17,669                 23,471
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    903,955                725,547
====================================================================================================================================

Substantially all deferred taxes will reverse after one year.

15.   Current Liabilities

                                                                                                       2003                   2002
                                                                                                (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Customer and counterparty creditors                                                                 300,535                245,368
Accruals and other                                                                                  290,242                296,001
Policyholder creditors                                                                              271,183                154,761
Unsettled fund creditors                                                                             94,815                 99,196
Trade creditors                                                                                      53,670                 22,626
Proposed dividend                                                                                    52,914                 52,656
Corporation tax payable                                                                               6,809                 41,451
Bank overdraft                                                                                          225                  5,157
Current maturities of long-term debt                                                                     --                222,089
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,070,393              1,139,305
====================================================================================================================================

16.   Long-Term Debt

                                                                                                       2003                   2002
                                                                                                (pound)'000            (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Senior notes, U.S.$400 million due 2005 at 6.6%, U.S.$10 million due 2006
     at 6.875%, U.S.$300 million due 2007 at 5.9%, and U.S.$350 million                             599,914                599,954
     due 2013 at 5.375%
U.S.$900 million credit facility due 2006                                                           130,127                149,916
ESDs - C$147.8 million due 2003 at 6%                                                                    --                 59,366
Other                                                                                                    --                  8,453
------------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                          730,041                817,689
Less: current maturities of long-term debt                                                               --              (222,089)
------------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                730,041                595,600
====================================================================================================================================

The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare and pay cash dividends in excess of 60% of cumulative, consolidated net profit before goodwill amortization arising after December 31, 2000. The Company also has an unused 364-day revolving $200 million credit facility available. Interest is payable on both facilities based upon LIBOR, Prime, or Federal Funds rates in existence at the time of each borrowing. The financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.00:1.00 and a coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters ended before the date of determination).

Maturities of long-term debt are as follows: (pound)nil in 2004, (pound)226,308,000 in 2005, (pound)135,981,000 in 2006, (pound)169,732,000 in
2007, (pound)nil in 2008, and (pound)198,020,000 due thereafter.

17.   Provisions for Liabilities and Charges

------------------------------------------------------------------------------------------------------------------------------------
                                                              Deferred taxes      Acquisitions             Other            Total
                                                                 (pound)'000       (pound)'000       (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
January 1, 2002                                                       54,160           114,836             2,978          171,974
Cash paid                                                                 --          (20,689)             (424)         (21,113)
Shares issued                                                             --           (6,888)                --          (6,888)
Reversal of deferred tax liabilities                                (11,186)                --                --         (11,186)
Other adjustments                                                         --             (456)             1,384              928
Foreign exchange                                                     (4,536)           (9,945)                --         (14,481)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                     38,438            76,858             3,938          119,234
Cash paid                                                                 --           (3,261)           (1,456)          (4,717)
Reduction in earn-out provisions                                          --          (15,498)                --         (15,498)
Reversal of deferred tax liabilities                                (11,570)                --                --         (11,570)
Other adjustments                                                         --           (6,838)             1,495          (5,343)
Foreign exchange                                                       3,439           (7,179)             (765)          (4,505)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                     30,307            44,082             3,212           77,601
====================================================================================================================================

Acquisition provisions consist of $72.3 million remaining on the earn-out related to the NAM acquisition, and the related retention bonus agreements under both NAM and Pell Rudman acquisitions. The NAM earn-out agreement concludes in April 2004. The Pell Rudman earn-out concluded in 2003. The company did not meet the earn-out targets and the balance was reversed against goodwill during the year. The deferred tax provision arises from contingent deferred sales commissions.

18. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

                                                                                          2003              2002              2001
                                                                                   (pound)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                        76,925           148,262           325,886
Increase in exceptional item provisions and accruals                                    16,219            63,600            16,331
Depreciation                                                                            50,955            60,232            69,625
Goodwill amortization                                                                  148,982           149,415           137,477
(Increase)/decrease in debtors                                                       (187,462)           103,872           195,738
Increase/(decrease) in creditors                                                       182,971         (114,428)         (242,570)
Other                                                                                   25,679            15,565            40,746
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                              314,269           426,518           543,233
====================================================================================================================================

19.    Reconciliation of Net Cash Flow to Movement in Net Debt

                                                                                          2003              2002              2001
                                                                                   (pound)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                             16,045                83          (33,329)
Cash outflow/(inflow) from client cash                                                  12,932             5,622           (6,286)
Cash (outflow)/inflow from cash equivalents                                           (36,154)            39,579          (96,560)
Cash outflow from lease financing                                                           --               445               420
Cash outflow/(inflow) from bank loans                                                   21,916            70,165           (3,380)
------------------------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows                                            14,739           115,894         (139,135)
------------------------------------------------------------------------------------------------------------------------------------
Debt and finance leases                                                                    148                75           (4,249)
Translation difference                                                                  60,991            69,112           (2,274)
------------------------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from non-cash changes and translation                      61,139            69,187           (6,523)
------------------------------------------------------------------------------------------------------------------------------------
Movement in net debt in the year                                                        75,878           185,081         (145,658)
Net debt beginning of the year                                                       (652,476)         (837,557)         (691,899)
------------------------------------------------------------------------------------------------------------------------------------
Net debt end of the year                                                             (576,598)         (652,476)         (837,557)
====================================================================================================================================

20.   Analysis of Net Debt

                                                                                                           Non-cash
                                                                             January 1,                 changes and  December 31,
                                                                                   2003     Cash flow   translation          2003
2003                                                                        (pound)'000   (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand                                                        355,111      (25,221)      (11,177)       318,713
Less: cash equivalents                                                        (125,578)        36,154         2,596      (86,828)
Bank overdrafts                                                                 (5,157)         5,112         (180)         (225)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                224,376        16,045       (8,761)       231,660
Client cash                                                                   (184,656)        12,932         6,686     (165,038)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 39,720        28,977       (2,075)        66,622
Cash equivalents                                                                125,578      (36,154)       (2,596)        86,828
Debt due within one year                                                      (222,089)       225,554       (3,465)            --
Debt due after more than one year                                             (595,600)     (203,638)        69,197     (730,041)
Finance leases                                                                     (85)            --            78           (7)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                         (652,476)        14,739        61,139     (576,598)
====================================================================================================================================


                                                                                                           Non-cash
                                                                             January 1,                 changes and  December 31,
                                                                                   2002     Cash flow   translation          2002
2002                                                                        (pound)'000   (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash:
Cash at bank and in hand                                                        350,978        34,006      (29,873)       355,111
Less: cash equivalents                                                         (94,620)      (39,579)         8,621     (125,578)
Bank overdrafts                                                                (10,562)         5,656         (251)       (5,157)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                245,796            83      (21,503)       224,376
Client cash                                                                   (207,310)         5,622        17,032     (184,656)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 38,486         5,705       (4,471)        39,720
Cash equivalents                                                                 94,620        39,579       (8,621)       125,578
Debt due within one year                                                      (125,828)       125,828     (222,089)     (222,089)
Debt due after more than one year                                             (844,285)      (55,663)       304,348     (595,600)
Finance leases                                                                    (550)           445            20          (85)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                         (837,557)       115,894        69,187     (652,476)
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
====================================================================================================================================

21.   Called up Share Capital and Exchangeable Shares

Ordinary Shares

                                                                                        Allotted, called up and
                                                        Authorized ordinary                 fully paid ordinary
                                                         shares of 25p each    (pound)'000   shares of 25p each    (pound)'000
------------------------------------------------------------------------------------------------------------------------------
2003                                                              1,050,000        262,500              801,058        200,264
------------------------------------------------------------------------------------------------------------------------------
2002                                                              1,050,000        262,500              794,456        198,614
------------------------------------------------------------------------------------------------------------------------------
2001                                                              1,050,000        262,500              784,147        196,037
==============================================================================================================================


During the year the Company has issued 1,804,000 ordinary shares as a result of options exercised and 17,000 ordinary shares as a result of acquisition earn-outs.

As of December 31, 2003, unissued ordinary shares are reserved for the following purposes:

                                                                                                                              Last
                                                                                          Shares              Prices   expiry date
----------------------------------------------------------------------------------------------------------------------------------
Options arising from acquisitions                                                      1,681,237        25p - 1,396p      Feb 2010
Conversion of exchangeable shares                                                     30,118,727                  --      Dec 2009
Subscription agreement (options) with the Employee Share Option Trust                 48,624,897       242p - 1,680p      Apr 2013
Options granted under the AMVESCAP 2000 Share Option Plan                             75,822,115       374p - 1,440p      Dec 2013
Options granted under Sharesave Schemes                                                4,337,101       268p - 1,048p      May 2006
Long-term incentive plan                                                              25,000,000                  --      Dec 2009
==================================================================================================================================

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

Movements in exchangeable shares comprise:

                                                                          Number
--------------------------------------------------------------------------------
January 1, 2001                                                       43,559,501
Converted into ordinary shares                                       (4,125,367)
Converted from ESDs                                                       64,521
--------------------------------------------------------------------------------
December 31, 2001                                                     39,498,655
Converted into ordinary shares                                       (4,599,570)
--------------------------------------------------------------------------------
December 31, 2002                                                     34,899,085
Converted into ordinary shares                                       (4,780,358)
--------------------------------------------------------------------------------
December 31, 2003                                                     30,118,727
================================================================================

22.   Commitments

The Group operates a number of retirement schemes throughout the world. All are defined contribution schemes with the exception of immaterial schemes operating for employees in the U.K., U.S., Germany, and Austria, which are defined benefit schemes. The U.K. and U.S. plans are closed to new participants. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 2003, all plans are fully funded, with the exception of the German and Austrian schemes, which are unfunded in accordance with local practice. The costs amounted to (pound)4,904,000 (2002: (pound)8,448,000) for the defined benefit schemes and (pound)33,165,000 (2002: (pound)36,403,000) for the defined contribution schemes.

The Group's annual commitments under non-cancelable operating leases are as follows:

                                                                                   Land and buildings                        Other
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   2003          2002             2003        2002
Operating leases which expire:                                              (pound)'000   (pound)'000      (pound)'000 (pound)'000
----------------------------------------------------------------------------------------------------------------------------------
Within one year                                                                     651         9,467            2,129         221
Within two to five years inclusive                                               11,866        10,761            1,885       1,968
In more than five years                                                          17,318        18,498               --           3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 29,835        38,726            4,014       2,192
==================================================================================================================================

Guarantees and commitments may arise in the ordinary course of business.

23.   Contingencies

The United States Securities and Exchange Commission ("SEC"), the Office of the New York State Attorney General ("NYAG"), and other states' authorities are investigating trading practices, fees, and sales compensation arrangements in the mutual fund industry. Invesco Funds Group ("IFG"), a subsidiary of AMVESCAP, and its former chief executive officer have been named in civil complaints by the SEC and the NYAG, and IFG has been named in a civil complaint filed by the Attorney General for the State of Colorado, alleging that IFG allowed certain hedge funds and other investors to engage in "market timing" trades in IFG mutual funds. While the various complaints assert a number of legal theories, two general claims predominate: (1) that IFG, by allowing "market timing" trading, violated the anti-fraud provisions of the federal securities laws, and
(2) that by allowing "market timing" trading, IFG breached its fiduciary duties
- as established by U.S. state common law or U.S. federal statute - to the funds and/or individual investors. Investigations by the SEC, NYAG and other U.S. states' authorities into these practices are ongoing.

A subsidiary of AMVESCAP, A I M Advisors, Inc. ("AIM"), IFG, and/or certain of their related entities have received inquiries in the form of subpoenas or other written and oral requests for information from the SEC, the U.S. National Association of Securities Dealers ("NASD"), NYAG, and various other U.S. state and federal authorities with respect to market timing, late trading, fair value pricing, directed brokerage and preferred fund distribution arrangements, and certain other issues pertaining to their respective funds. AIM and IFG are cooperating fully with authorities in these inquiries.

AMVESCAP has also been conducting its own internal fact-finding inquiry with the assistance of independent counsel. This ongoing internal review revealed situations in which the procedures designed to guard against the potential adverse impact of frequent trading and illegal late trading through intermediaries were not completely effective. These findings were based, in part, on an extensive economic analysis by outside experts who examined the impact of these activities. In light of these findings, AMVESCAP announced its determination to provide full restitution to any AIM or IFG fund or its shareholders harmed by the activities of accommodated third-party market timers. AMVESCAP has informed U.S. federal and state regulators of its most recent findings and is seeking to resolve both the pending enforcement actions against IFG and the ongoing investigations with respect to AIM.

There can be no assurance that AMVESCAP will be able to reach a satisfactory settlement with the regulators, or that any such settlement will not include terms which would have the effect of barring either or both of IFG and AIM, or any other investment advisor directly or indirectly owned by AMVESCAP, from serving as an investment advisor to any registered investment company. If either of these results occurs, AIM will seek exemptive relief from the SEC to permit it to continue to serve as the investment advisor to the AIM and INVESCO mutual funds. There can be no assurance that such exemptive relief will be granted.

In addition to the above, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various AMVESCAP-affiliated parties (including certain INVESCO funds, certain AIM funds, IFG, AIM, A I M Management Group Inc. [the parent of AIM], AMVESCAP, certain related entities and certain of their officers). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above. Certain other lawsuits allege that one or more of our funds inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. Such lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the U.S. federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), (iii) breach of fiduciary duty, and (iv) breach of contract. The lawsuits have been filed in both United States federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, interest, and the payment of attorneys' and experts' fees. IFG has removed certain of the state court proceedings to Federal District Court. The Judicial Panel of Multidistrict Litigation has recently ordered that efficiency will be achieved if all action alleging "market timing" throughout the industry are transferred to the District of Maryland for coordinated pretrial discovery. IFG and advisors anticipate that the Panel will issue orders to transfer actions pending against them to the multidistrict litigation as well.

Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed in the U.S., the U.K., or other jurisdictions in which we operate, against AMVESCAP, IFG, AIM and related entities and individuals.

An exceptional charge was recorded in 2003 (see Note 3) to cover the legal and other costs incurred through the end of 2003 plus an estimate of such costs, expected to arise in the first half of 2004 relating to these investigations and legal proceedings. The cost of any settlement will be recorded as an exceptional charge at the time such settlement is finalized. AMVESCAP and its subsidiaries have insurance which may provide coverage for certain of the defense costs and other costs arising from the defense, settlement, or other resolution of some or all of the matters described above. Additionally, legal action on behalf of shareholders may be initiated against any third-party found to have facilitated late trading or any other illegal activity to recover some of the costs incurred.

AMVESCAP cannot predict the outcome of these actions, and management is currently unable to determine the total potential impact that they may have on AMVESCAP's results of operations, financial position, and cash flows.

In the normal course of its business, AMVESCAP is subject to various litigation matters; however, in the Directors' opinion, and except as qualified above, there are no legal proceedings pending against the Company which, if adversely determined, are reasonably likely to have a material adverse effect on its financial position, results of operations, or liquidity.


24.   Financial Instruments

The interest rate profile of the financial liabilities of the Group on December 31 was:

2003

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Fixed rate financial
                                                                                                                       liabilities
                                                                                                       ----------------------------
                                                                                                                          Weighted
                                                                                                          Weighted  average period
                                                                                                           Average       for which
                                                                   Total  Floating rate    Fixed rate     interest   rate is fixed
                                                                                                              rate
Currency                                                     (pound)'000    (pound)'000   (pound)'000          (%)         (years)
----------------------------------------------------------------------------------------------------------------------------------
U.S. dollar                                                      730,041        130,127       599,914          6.0             4.4
Sterling                                                             184            184            --           --              --
Euro                                                                  41             41            --           --              --
Japanese yen                                                           7             --             7          2.8             0.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                 730,273        130,352       599,921          6.0             4.4
==================================================================================================================================

2002

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Fixed rate financial liabilities
                                                                                                  --------------------------------
                                                                                                                          Weighted
                                                                                                          Weighted  average period
                                                                                                           Average       for which
                                                                   Total  Floating rate    Fixed rate     interest   rate is fixed
                                                                                                              rate
Currency                                                     (pound)'000    (pound)'000   (pound)'000          (%)         (years)
----------------------------------------------------------------------------------------------------------------------------------
U.S. dollar                                                      749,904        149,949       599,955          6.3             2.4
Sterling                                                           1,947             55         1,892          5.0             6.7
Euro                                                              11,629          5,068         6,561          6.8             1.0
Canadian dollar                                                   59,366             --        59,366          6.0             0.6
Japanese yen                                                          85             --            85          2.6             0.8
----------------------------------------------------------------------------------------------------------------------------------
                                                                 822,931        155,072       667,859          6.3             2.2
==================================================================================================================================

The Group held the following financial assets as of December 31:

                                                                                                              2003             2002
                                                                                                       (pound)'000      (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------

Cash deposits:
U.S. dollar                                                                                                223,012          181,790
Sterling                                                                                                    25,383           48,925
Canadian dollar                                                                                             56,625           96,468
Euro                                                                                                         8,751           13,094
Other                                                                                                        4,942           14,834

Investments:
U.S. dollar                                                                                                 68,549           65,379
Sterling                                                                                                    15,669           23,920
Canadian dollar                                                                                                354            9,631
Euro fixed interest deposits                                                                                52,178           49,125
U.S. dollar treasury bills                                                                                   3,425            8,233
Canadian dollar fixed interest deposits                                                                      4,808            8,818
Other                                                                                                       19,308           10,065
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                      483,004          530,282
===================================================================================================================================

The cash deposits comprise deposits placed primarily in money market accounts and seven-day deposits. The average interest rate on the Euro fixed interest deposits is 2.2% for 2003 (2002: 3.1%), and average time for which the rate is fixed is 0.1 years (2002: 0.1 years). Certain of the Euro fixed interest investments are pledged for the facilitation of customer and counterparty transactions specific to the banking side of the Group's business. The average interest rate on the U.S. dollar treasury bills is 6.0% (2002: 5.4%), and the average time for which the rate is fixed is 2.1 years (2002: 2.0 years). The average interest rate on the Canadian dollar fixed interest securities is 7.7% (2002: 5.9%), and the average time for which the rate is fixed is 0.7 years (2002: 1.1 years).

The Group has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. There is no material difference between the book and fair value of investments.

25.   Audit Fees

                                                                                                              2003            2002
                                                                                                       (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------

Audit Services:
    Statutory audit                                                                                          1,661           1,587
    Audit-related regulatory reporting                                                                         241             246
Non-audit services:
    Further assurance services*                                                                                395             362
    Tax services
         Compliance services                                                                                   119              81
         Advisory services                                                                                     120              28
    Other services                                                                                             239             126
-----------------------------------------------------------------------------------------------------------------------------------
Total audit fees                                                                                             2,775           2,430
===================================================================================================================================

Excludes(pound)73,000 in 2003 (2002:(pound)42,000) paid to the corporate auditors for audits of benefit plans around the Group.

The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to assure that the auditor's independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not pre-approved unless it is obvious to the Audit Committee that performance of such service by the auditor will serve the Company's interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

26.   Reconciliation to U.S. Accounting Principles

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

                                                                                            2003              2002            2001
                                                                                     (pound)'000       (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year (U.K. GAAP)                                               (17,281)            16,893         154,803
Acquisition accounting (a)                                                               141,880           137,790        (35,538)
Redundancy and reorganizations                                                            30,085            11,961              --
Taxation (b)                                                                            (14,801)           (5,198)        (40,539)
Other (e)                                                                                  (743)               420           1,495
-----------------------------------------------------------------------------------------------------------------------------------
Net income (U.S. GAAP)                                                                   139,140           161,866          80,221
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share (U.S. GAAP):
   -basic                                                                                  17.3p             20.0p           10.0p
   -diluted                                                                                17.2p             19.8p            9.7p
===================================================================================================================================

                                                                                                              2003            2002
                                                                                                       (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds (U.K. GAAP)                                                                          2,232,253       2,283,488

Fixed assets:
Goodwill (a)                                                                                             1,071,520       1,006,166
Debtors - deferred sales commissions (f)                                                                   164,325         229,761
Investments - Treasury stock (c)                                                                         (184,922)       (162,104)
Investments - other                                                                                          2,901           3,051

Current liabilities:
Accruals and other - redundancy and reorganizations                                                         44,649          11,961
Accruals and other - pensions liability                                                                      6,921           6,921
Dividends (d)                                                                                               52,914          52,656

Long-term debt - non-recourse (f)                                                                        (164,325)       (229,761)

Provisions for liabilities and charges - acquisitions                                                       24,319          28,002
Provisions for liabilities and charges - deferred taxation                                                (33,601)        (21,906)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (U.S. GAAP)                                                                         3,216,954       3,208,235
===================================================================================================================================

(a)   Goodwill

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

(b)   Taxation

The taxation adjustment primarily relates to differences in the financial statement treatments of stock option deductions under U.K. and U.S. GAAP. Under U.K. GAAP, current tax expense is reduced by the tax benefit of the stock option deduction. Under U.S. GAAP, the tax benefit is written off directly to equity. In addition, certain redundancy and reorganization costs are not included in U.S. GAAP book income until incurred, and therefore, the associated tax benefit has been removed from the U.S. GAAP tax expense.

The differences in the recognition of deferred tax assets under U.K. and U.S. GAAP are limited to certain intangibles that are treated as deferred tax items for U.S. GAAP that are permanent items under U.K. GAAP. In addition, certain redundancy and reorganization costs are not included in U.S. GAAP book income until incurred, and therefore, the associated deferred tax asset has been removed from the U.S. GAAP balance sheet.

(c)   Treasury Stock

Under U.K. GAAP, shares held by the ESOT and by the Long-Term Incentive Plan are reflected as investments. Under U.S. GAAP, these shares are reflected as treasury stock.

(d)   Dividends

Under U.K. GAAP, dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under U.S. GAAP, dividends are not recorded until formally approved.

(e)   Other

Other adjustments include accounting differences relating to interval fund amortization and investment valuation.

(f)    B-Share Sales Commission Funding Arrangements

Since 1995, AIM has funded the payment of commissions on the sale of its Class B shares by selling its right to future cash flow streams associated with B-share deferred sales commissions to independent third parties. Similar arrangements have been implemented for B-shares in the Canadian retail and offshore fund ranges through sale to independent third parties. These funding arrangements have consistently been accounted for as sales based on the terms of the arrangements.

In April, 2004, after discussions with the staff at the U.S. Securities and Exchange Commission, this accounting treatment was revised to treat such transactions as financing arrangements rather than as sales transactions. Accordingly, the reconciliation to U.S. generally accepted accounting principles includes an amount to record the deferred sales commission as an asset and non-recourse debt. No adjustments to the consolidated statement of income have been made as the amounts involved are immaterial for each year. This difference between U.K. GAAP and U.S. GAAP has no impact on net income or shareholders' equity for any year presented.

U.S. GAAP cash flow information

Under U.K. GAAP, the statement of Cash Flows details the movement in cash from year to year, inclusive of the movement in bank overdrafts and exclusive of the movement in cash equivalents. Under U.S. GAAP, the movement in bank overdrafts is classified as a financing activity, and the movement in cash equivalents is included as part of total cash flow. In addition, the classification of cash flow information within the U.K. GAAP Statement of Cash Flows differs from the required format of a cash flow statement under U.S. GAAP. Summarized cash flow information is presented below according to the U.S. GAAP required formats.

                                                                                                   2003         2002          2001
                                                                                            (pound)'000  (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                                           151,366      279,403       331,064
Cash outflow from investing activities                                                         (60,160)     (91,906)     (391,623)
Cash (outflow) from financing activities                                                      (116,427)    (153,491)      (67,290)
Foreign exchange movement on cash and cash equivalents                                         (11,177)     (29,873)       (6,532)
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents                                               (36,398)        4,133     (134,381)
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                    355,111      350,978       485,359
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                          318,713      355,111       350,978
===================================================================================================================================

27.   Guarantor Condensed Consolidating Financial Statements

The 6.6% senior notes due 2005, which were issued in connection with the GT Global acquisition, and which have an aggregate principal amount of $400 million, the 5.9% senior notes due 2007, which have an aggregate principal amount of $300 million, and the 5.375% senior notes due 2013, which have an aggregate principal amount of $350 million, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: AIM Management Group, Inc., AIM Advisors, Inc., INVESCO North American Holdings, Inc., and INVESCO Institutional (N.A.), Inc. (the "Guarantors"). The guarantees of each of the guarantor subsidiaries are joint and several. Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 2003, 2002, and 2001.


Condensed Consolidating Balance Sheet and Reconciliation of Shareholders' Funds from U.K. to U.S. GAAP

-----------------------------------------------------------------------------------------------------------------------------------
2003                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   elimination  Consolidated
                                                      subsidiaries     subsidiaries     parent company       entries         total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                               703,910        3,441,404          2,056,754   (3,389,100)     2,812,968
Current assets                                              68,369        1,220,467              8,484            --     1,297,320
Current liabilities                                      (131,142)        (875,945)           (63,306)            --   (1,070,393)
Intercompany balances                                    (269,432)        (384,156)            653,588            --            --
Long-term liabilities                                       26,295         (80,037)          (753,900)            --     (807,642)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                 398,000        3,321,733          1,901,620   (3,389,100)     2,232,253
===================================================================================================================================

Capital and reserves
Called up share capital                                      2,337          519,991            200,264     (522,328)       200,264
Share premium account                                      608,194        2,079,191            675,755   (2,687,385)       675,755
Exchangeable shares                                             --          330,629                 --            --       330,629
Profit and loss account                                     75,913          401,088            498,386     (476,997)       498,390
Other reserves                                           (288,444)          (9,166)            527,215       297,610       527,215
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds under U.K. GAAP                        398,000        3,321,733          1,901,620   (3,389,100)     2,232,253
===================================================================================================================================

Fixed assets:
Goodwill                                                   653,751          657,677          1,071,520   (1,071,520)     1,071,520
Debtors - deferred sales commissions                       101,294           63,031            164,325     (164,325)       164,325
Investments - Treasury stock                                    --               --          (184,922)            --     (184,922)
Investments - other                                          6,378          (3,477)              2,901       (2,901)         2,901
Current liabilities:
Accrual and other - redundancy and
    reorganizations                                         37,500            7,149             44,649      (44,649)        44,649
Accrual and other - pensions liability                          --            6,921              6,921       (6,921)         6,921
Dividends                                                       --            1,957             50,957            --        52,914
Long-term debt - non-recourse                            (101,294)         (63,031)          (164,325)       164,325     (164,325)
Provisions for liabilities and charges -
    acquisitions                                             9,211           15,108             24,319      (24,319)        24,319
Provisions for liabilities and charges -
    deferred taxation                                      (9,296)         (24,305)           (33,601)        33,601      (33,601)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S. GAAP                     1,095,544        3,982,763          2,884,364   (4,505,809)     3,216,954
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
2002                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   Elimination  Consolidated
                                                      Subsidiaries     subsidiaries     parent company       Entries         Total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                               773,650        3,981,114          2,198,115   (3,965,105)     2,987,774
Current assets                                              60,627        1,086,339              2,887            --     1,149,853
Current liabilities                                       (89,560)        (832,738)          (217,007)            --   (1,139,305)
Intercompany balances                                     (99,645)        (439,538)            539,183            --            --
Long-term liabilities                                       17,258        (109,297)          (622,795)            --     (714,834)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                 662,330        3,685,880          1,900,383   (3,965,105)     2,283,488
===================================================================================================================================

Capital and reserves
Called up share capital                                      2,580          529,944            198,614     (532,524)       198,614
Share premium account                                      752,352        2,273,716            619,250   (3,026,068)       619,250
Exchangeable shares                                             --          383,105                 --            --       383,105
Profit and loss account                                    310,820          321,164            609,298     (631,984)       609,298
Other reserves                                           (403,422)          177,951            473,221       225,471       473,221
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds under U.K. GAAP                        622,330        3,685,880          1,900,383   (3,965,105)     2,283,488
===================================================================================================================================


Fixed assets:
Goodwill                                                   718,958          539,117          1,006,166   (1,006,116)     1,006,166
Debtors - deferred sales commissions                       192,750           37,011            229,761     (229,761)       229,761
Investments - Treasury stock                                    --               --          (162,104)            --     (162,104)
Investments - other                                          6,326          (3,275)              3,051       (3,051)         3,051
Current liabilities:
Accrual and other - redundancy and
    reorganizations                                            784           11,177             11,961      (11,961)        11,961
Accrual and other - pensions liability                          --            6,921              6,921       (6,921)         6,921
Dividends                                                       --            2,268             50,388            --        52,656
Long-term debt - non-recourse                            (192,750)         (37,011)          (229,761)       229,761     (229,761)
Provisions for liabilities and charges -
    acquisitions                                            12,263           15,739             28,002      (28,002)        28,002
Provisions for liabilities and charges -
    deferred taxation                                     (11,011)         (10,895)           (21,906)        21,906      (21,906)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S. GAAP                     1,349,650        4,246,932          2,822,862   (4,999,300)     3,208,235
===================================================================================================================================

Condensed Consolidating Statements of Income and Reconciliations of Net income from U.K. to U.S. GAAP

-----------------------------------------------------------------------------------------------------------------------------------
2003                                                                                                     Consolidated
                                                        Guarantor     Non-guarantor        AMVESCAP PLC  Elimination  Consolidated
                                                      subsidiaries     subsidiaries      parent company      Entries         Total
                                                      (pound)'000       (pound)'000         (pound)'000  (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  455,158           702,912                  --           --     1,158,070
Operating expenses                                      (406,625)         (678,095)               3,575           --   (1,081,145)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                           48,533            24,817               3,575           --        76,925
Other net income/(expense)                               (19,754)             9,545            (30,321)           --      (40,530)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                     28,779            34,362            (26,746)           --        36,395
Taxation                                                 (18,670)          (35,925)                 919           --      (53,676)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before share of profits of subsidiaries             10,109           (1,563)            (25,827)           --      (17,281)
Share of profits of Subsidiaries                           35,909            10,109               8,546     (54,564)            --
-----------------------------------------------------------------------------------------------------------------------------------
Net income under U.K. GAAP, (equity method)                46,018             8,546            (17,281)     (54,564)      (17,281)

U.S. GAAP adjustments:
Acquisition accounting                                      6,683           135,197             141,880                    141,880
Redundancy and reorganizations                             35,379           (5,294)              30,085                     30,085
Taxation                                                 (15,068)               267            (14,801)                   (14,801)
Other                                                       (807)                64               (743)                      (743)
-----------------------------------------------------------------------------------------------------------------------------------
Net income under U.S. GAAP                                 72,205           138,780             139,140                    139,140
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
2002                                                                                                     Consolidated
                                                        Guarantor     Non-guarantor        AMVESCAP PLC  elimination  Consolidated
                                                      subsidiaries     subsidiaries      parent company      entries         total
                                                      (pound)'000       (pound)'000         (pound)'000  (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  514,420           830,843                  --           --     1,345,263
Operating expenses                                      (360,042)         (842,062)               5,103           --   (1,197,001)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                          154,378          (11,219)               5,103           --       148,262
Other net income/(expense)                               (25,073)             6,796            (27,720)           --      (45,997)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                    129,305           (4,423)            (22,617)           --       102,265
Taxation                                                 (36,733)          (48,123)               (516)           --      (85,372)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before share of profits of subsidiaries             92,572          (52,546)            (23,133)           --        16,893
Share of profits of Subsidiaries                           24,816            92,572              40,026    (157,414)            --
-----------------------------------------------------------------------------------------------------------------------------------
Net income under U.K. GAAP, (equity method)               117,388            40,026              16,893    (157,414)        16,893

U.S. GAAP adjustments:
Acquisition accounting                                   (11,625)           149,415             137,790                    137,790
Redundancy and reorganizations                                784            11,177              11,961                     11,961
Taxation                                                  (4,358)             (840)             (5,198)                    (5,198)
Other                                                       2,913           (2,493)                 420                        420
-----------------------------------------------------------------------------------------------------------------------------------
Net income under U.S. GAAP                                105,102           197,285             161,866                    161,866
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
2001                                                                                                     Consolidated
                                                        Guarantor     Non-guarantor        AMVESCAP PLC  elimination  Consolidated
                                                      subsidiaries     subsidiaries      parent company      entries         total
                                                      (pound)'000       (pound)'000         (pound)'000  (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  635,169           984,678                  --           --     1,619,847
Operating expenses                                      (355,920)         (739,252)             (1,315)           --   (1,096,487)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                          279,249           245,426             (1,315)           --       523,360
Other net income/(expense)                              (100,156)         (132,179)            (10,587)           --     (242,922)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                    179,093           113,247            (11,902)           --       280,438
Taxation                                                 (42,918)          (77,488)             (5,229)           --     (125,635)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before share of profits of subsidiaries            136,175            35,759            (17,131)           --       154,803
Share of profits of Subsidiaries                           76,223           136,175             171,934    (384,332)            --
-----------------------------------------------------------------------------------------------------------------------------------
Net income under U.K. GAAP, (equity method)               212,398           171,934             154,803    (384,332)       154,803

U.S. GAAP adjustments:
Acquisition accounting                                      8,935          (44,473)            (35,538)                   (35,538)
Taxation                                                 (24,063)          (16,476)            (40,539)                   (40,539)
Other                                                       1,495                --               1,495                      1,495
-----------------------------------------------------------------------------------------------------------------------------------
Net income under U.S. GAAP                                198,765           110,985              80,221                     80,221
===================================================================================================================================

Condensed Consolidating Statement of Cash Flows and U.S. GAAP Cash Flow Information

------------------------------------------------------------------------------------------------------------------------------------
2003                                                                                                    Consolidated
                                                         Guarantor   Non-guarantor       AMVESCAP PLC    elimination    Consolidated
                                                      subsidiaries    subsidiaries     parent company        entries           total
                                                       (pound)'000     (pound)'000        (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  333,148          52,716           (71,595)             --         314,269
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                     20,083         252,852             99,522      (414,600)        (42,143)
Taxation                                                  (44,727)        (76,006)               (27)             --       (120,760)
Net cash (outflow)/inflow from capital
   expenditure and financial investment                   (31,222)         (5,232)              4,333             --        (32,121)
Acquisitions, net of cash acquired                         (3,067)        (24,972)                 --             --        (28,039)
Dividends paid                                           (247,724)       (171,197)           (89,048)        414,600        (93,369)
Net cash (outflow)/inflow from financing                        --        (74,756)             56,810             --        (17,946)
Change in cash equivalents                                (26,474)          62,628                 --             --          36,154
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                     17          16,033                (5)             --          16,045
====================================================================================================================================

U.S. GAAP cash flow information:
Cash inflow from operating activities                      308,504         229,562             27,900      (414,600)         151,366
Cash (outflow)/inflow from investing activities           (34,289)        (30,204)              4,333             --        (60,160)
Cash outflow from financing activities                   (247,724)       (251,065)           (32,238)        414,600       (116,427)
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
2002                                                                                                    Consolidated
                                                         Guarantor   Non-guarantor       AMVESCAP PLC    elimination    Consolidated
                                                      Subsidiaries    subsidiaries     parent company        entries           total
                                                       (pound)'000     (pound)'000        (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  147,493         206,004             73,021             --         426,518
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                     68,384         154,579            107,929      (372,450)        (41,558)
Taxation                                                  (33,525)        (77,770)              5,738             --       (105,557)
Net cash outflow from capital
   expenditure and financial investment                   (31,906)         (9,616)           (50,384)             --        (91,906)
Dividends paid                                           (150,068)       (227,013)           (88,900)        372,450        (93,531)
Net cash outflow from financing                               (75)         (1,718)           (52,511)             --        (54,304)
Change in cash equivalents                                     366        (43,040)              3,095             --        (39,579)
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                    669           1,426            (2,012)             --              83
====================================================================================================================================

U.S. GAAP cash flow information:
Cash inflow from operating activities                      182,352         282,813            186,688      (372,450)         279,403
Cash outflow from investing activities                    (31,906)         (9,616)           (50,384)             --        (91,906)
Cash outflow from financing activities                   (150,143)       (234,387)          (141,411)        372,450       (153,491)
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
2001                                                                                                    Consolidated
                                                         Guarantor   Non-guarantor       AMVESCAP PLC    Elimination    Consolidated
                                                      Subsidiaries    subsidiaries     parent company        entries           total
                                                       (pound)'000     (pound)'000        (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities        355,584         266,937           (79,288)             --         543,233
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                   (34,688)         188,048            108,084      (307,040)        (45,596)
Taxation                                                 (105,319)        (56,773)            (4,481)             --       (166,573)
Net cash outflow from capital
   expenditure and financial investment                   (17,054)        (57,692)            (5,436)             --        (80,182)
Acquisitions                                                    --              --          (311,441)                      (311,441)
Dividends paid                                           (188,286)       (120,550)           (82,569)        307,040        (84,365)
Net cash inflow/(outflow) from financing                   (5,217)       (320,785)            341,037             --          15,035
Change in cash equivalents                                 (4,349)          62,949             37,960             --          96,560
------------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                                    671        (37,866)              3,866             --        (33,329)
====================================================================================================================================

U.S. GAAP cash flow information:
Cash inflow from operating activities                      215,577         398,212             24,315      (307,040)         331,064
Cash outflow from investing activities                    (17,054)        (57,692)          (316,877)             --       (391,623)
Cash outflow from financing activities                   (193,503)       (439,295)          (258,468)        307,040        (67,290)
====================================================================================================================================