Form 20-F
period 2004-12-31
AMVESCAP PLC/LONDON/
filed 2005-06-29
CIK 914208

United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark
 One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
                                       OR

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange on
                                                        ------------------------
Title of each class                                         which registered
-------------------                                         ----------------
American Depositary Shares, each                        New York Stock Exchange
    representing 2 Ordinary Shares of
    25 pence par value per share

Ordinary Shares of 25 pence par value per share       New York Stock Exchange(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                               Outstanding at
                                                               --------------
Class                                                        December 31, 2004
-----                                                        -----------------
Ordinary Shares(2)                                              810,656,805

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES |X| NO |_|

Indicate by check mark which financial statement item the registrant has elected to follow.
|X|Item 17               |_| Item 18
---------------
(1) Listed not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares' primary trading market is the London Stock Exchange.
(2) Includes Ordinary Shares represented by outstanding American Depositary Shares.

                                TABLE OF CONTENTS

Cautionary Statements Concerning Forward-Looking Statements....................................................................1
PART I.........................................................................................................................2
Item 1.  Identity of Directors, Senior Management and Advisers.................................................................2
Item 2.  Offer Statistics and Expected Timetable...............................................................................2
Item 3.  Key Information.......................................................................................................2
         A.  Selected Financial Data...........................................................................................2
              Dividends........................................................................................................5
              Market for Our Securities........................................................................................5
              Exchange Rates...................................................................................................5
              Financial Statements and Reports.................................................................................6
         D.  Risk Factors......................................................................................................6
Item 4.  Information on the Company............................................................................................7
         A.  History and Development of AMVESCAP PLC...........................................................................7
         B.  Business Overview.................................................................................................7
              Operating Groups.................................................................................................9
                  AIM..........................................................................................................9
                  INVESCO.....................................................................................................10
                  Private Wealth Management...................................................................................11
                  AMVESCAP Retirement.........................................................................................11
              Our Business Strategy...........................................................................................12
                  Globalization...............................................................................................12
                  Diverse Product Offerings...................................................................................12
                  Multiple Distribution Channels..............................................................................12
                  Alignment of Interests of Employees and Shareholders........................................................12
              Competition.....................................................................................................12
              Management Contracts............................................................................................12
              Government Regulations..........................................................................................13
         C.  Organizational Structure.........................................................................................13
         D.  Property, Plant and Equipment....................................................................................14
Item 5.  Operating and Financial Review and Prospects.........................................................................14
         General..............................................................................................................14
         Introduction.........................................................................................................14
         The Year In Review...................................................................................................15
         Summary of Differences between U.K. GAAP and U.S. GAAP...............................................................15
         Critical Accounting Policies.........................................................................................16
                  Revenue Recognition.........................................................................................16
                  Goodwill....................................................................................................16
                  Impairment..................................................................................................16
                  Investments.................................................................................................17


                  Deferred sales commissions..................................................................................17
                  Taxation....................................................................................................17
                  Exceptional Items...........................................................................................17
         A. Operating Results.................................................................................................17
              Assets Under Management.........................................................................................19
              Financial Results...............................................................................................20
                  General.....................................................................................................20
                  2004 Compared with 2003.....................................................................................20
                           AIM U.S............................................................................................21
                           AIM Canada.........................................................................................22
                           INVESCO U.S........................................................................................22
                           INVESCO U.K........................................................................................22
                           INVESCO Europe/Asia................................................................................22
                           Private Wealth Management/Retirement...............................................................22
                           Corporate..........................................................................................22
                           Other Income/Expense...............................................................................22
                  2003 Compared with 2002.....................................................................................23
                           AIM U.S............................................................................................23
                           AIM Canada.........................................................................................23
                           INVESCO U.S........................................................................................24
                           INVESCO UK.........................................................................................24
                           INVESCO Europe/Asia................................................................................24
                           Private Wealth Management/Retirement...............................................................24
                           Corporate..........................................................................................24
                           Other Income/Expense...............................................................................24
                           Taxation...........................................................................................24
         B.  Liquidity and Capital Resources..................................................................................24
         C.  Research and Development, Patents and Licenses, etc..............................................................26
         D.  Trend Information................................................................................................26
         E.  Off-Balance Sheet Arrangements...................................................................................26
         F.  Tabular Disclosure of Contractual Obligations....................................................................27
         Dividends............................................................................................................27
         Risk Factors.........................................................................................................27
Item 6.  Directors, Senior Management and Employees...........................................................................33
         A.  Directors and Senior Management..................................................................................33
         B.  Compensation.....................................................................................................37
              Salary, Bonus and Other Benefits................................................................................37
              Option Grants...................................................................................................38
              AMVESCAP Executive Share Option Schemes.........................................................................38
              AMVESCAP Global Stock Plan ("GSP")..............................................................................38


              INVESCO Employee Stock Ownership Plan...........................................................................38
         C.  Board Practices..................................................................................................39
         D.  Employees........................................................................................................41
         E.  Share Ownership..................................................................................................42
              Ownership of Ordinary Shares....................................................................................42
              Options to Purchase Securities from AMVESCAP....................................................................43
              Employee Ownership Opportunities................................................................................45
Item 7.  Major Shareholders and Related Party Transactions....................................................................45
         A.  Major Shareholders...............................................................................................45
         B.  Related Party Transactions.......................................................................................46
         C.  Interests of Experts and Counsel.................................................................................46
Item 8.  Financial Information................................................................................................46
         A.  Consolidated Statements and Other Financial Information..........................................................46
              Legal Proceedings...............................................................................................46
              Dividend Distributions..........................................................................................47
         B.  Significant Changes..............................................................................................48
Item 9.  The Offer and Listing................................................................................................48
         Nature of Trading Market and Price History...........................................................................48
Item 10.  Additional Information..............................................................................................48
         A.  Share Capital....................................................................................................48
         B.  Memorandum and Articles of Association...........................................................................48
              Directors.......................................................................................................49
              Rights attaching to our shares..................................................................................49
              Dividends and entitlement in the event of liquidation to any surplus............................................50
         C.  Material Contracts...............................................................................................50
         D.  Exchange Controls................................................................................................51
         E.  Taxation.........................................................................................................51
              Introduction....................................................................................................51
              Taxation of Dividends...........................................................................................51
              Taxation on Sale, Exchange or Other Disposition of Shares.......................................................52
              Summary of Tax Treatment........................................................................................52
              Information Reporting and Backup Withholding....................................................................53
              Reportable Transactions.........................................................................................54
         F.  Dividends and Paying Agents......................................................................................54
         G.  Statement by Experts.............................................................................................54
         H.  Documents on Display.............................................................................................54
         I.  Subsidiary Information...........................................................................................54
Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................................................54
Item 12.   Description of Securities Other than Equity Securities.............................................................55
PART II.......................................................................................................................56


Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................................................................56
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds........................................56
Item 15.  Controls and Procedures.............................................................................................56
Item 16.  [Reserved]..........................................................................................................56
Item 16A.  Audit Committee Financial Expert...................................................................................56
Item 16B.  Code of Ethics.....................................................................................................56
Item 16C.  Principal Accountant Fees and Services.............................................................................57
Item 16D.  Exemptions from the Listing Standards for Audit Committees.........................................................57
Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.............................................58
PART III......................................................................................................................59
Item 17.  Financial Statements................................................................................................59
Item 18.  Financial Statements................................................................................................59
Item 19.  Exhibits............................................................................................................59
SIGNATURES....................................................................................................................63

           Cautionary Statements Concerning Forward-Looking Statements

      We believe it is important to communicate our future expectations to our shareholders and to the public. This report includes, and documents incorporated by reference herein, other public filings and oral and written statements by us and our management may include, statements that constitute "forward-looking statements" within the meaning of the federal securities laws. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, the documents incorporated by reference herein or such other documents or statements, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "could," "should," "would" or similar expressions, are intended to identify forward-looking statements.

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

      The following important factors, and other important factors described elsewhere or incorporated by reference in this report or in our other filings with the Securities and Exchange Commission (the "SEC"), among others, could cause our results to differ from any results that we may project, forecast or estimate in any such forward-looking statements: (1) variations in demand for our investment products; (2) significant changes in net cash flows into or out of our business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed; (7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation, including private civil litigation related to market timing, mutual fund fees and mutual fund sales practices, the subject matter of our recently-settled SEC and other civil enforcement actions and investigations, and any similar potential regulatory or other proceedings; (9) exchange rate fluctuations; (10) the effect of economic conditions and interest rates in the U.K., U.S. or globally; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; (17) changes in regulatory capital requirements; and (18) the effect of system delays and interruptions on our operations. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. For more discussion of the risks affecting us, please refer to "Item 5. Operating and Financial Review and Prospects - Risk Factors" included elsewhere herein.

        You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to release publicly any revisions to forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934 provide a "safe harbor" for certain forward-looking statements.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

        Not applicable.


Item 2.  Offer Statistics and Expected Timetable

        Not applicable.

Item 3.  Key Information

A.  Selected Financial Data


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


        The following tables present selected consolidated financial information of AMVESCAP as of and for each of the five fiscal years in the period ended December 31, 2004. The financial statement information as of and for each of the years in the five-year period ended December 31, 2004 has been derived from our audited Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the principal differences between U.K. GAAP and U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects" and Note 27 to the Consolidated Financial Statements, included elsewhere herein. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and "Item 5. Operating and Financial Review and Prospects," included elsewhere herein.

                                                                               Year Ended December 31(1)
                                                                               -------------------------
                                            2004(2)          2004            2003            2002             2001            2000
                                            -------          ----            ----            ----             ----            ----
                                                                         (In thousands, except per share data)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
   Revenues...............................$2,224,226(pound)1,158,451(pound)1,158,070(pound)1,345,263(pound)1,619,847(pound)1,628,662
   Operating (loss)/profit................ (209,002)       (108,855)          76,925         148,262         325,886         480,690
   Operating profit before goodwill amortization
       and exceptional items(3)...........   573,456         298,675         310,850         366,925         523,360         588,911
   (Loss)/profit before taxation.......... (264,351)       (137,683)          36,395         102,265         280,438         446,233
   (Loss)/profit after taxation........... (332,156)       (172,998)        (17,281)          16,893         154,803         300,728
     Earnings per share:
      Basic...............................                   (21.6)p          (2.2)p            2.1p           19.2p           44.4p
      Diluted.............................                   (21.6)p          (2.2)p            2.1p           18.6p           42.3p
   Earnings per share before goodwill
       amortization and exceptional
       items(3):
      Basic...............................                     21.8p           23.4p           27.5p           41.2p           57.5p
      Diluted.............................                     21.7p           23.2p           27.2p           40.0p           54.7p
Amounts in accordance with U.S. GAAP:
   Net income............................. (101,479)        (52,854)         139,140         161,866          80,221         180,710
   Earnings per share:
        Basic.............................                    (6.6)p           17.3p           20.0p           10.0p           26.7p
        Diluted...........................                    (6.6)p           17.2p           19.8p            9.7p           25.7p

                                                                                 As of December 31, (1)
                                                                                 ----------------------
                                            2004(2)          2004            2003            2002             2001            2000
                                            -------          ----            ----            ----             ----            ----
                                                                                     (In thousands)
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
       Net current assets................. $252,755   (pound)131,643  (pound)228,838   (pound)16,470  (pound)165,312  (pound)417,150
       Goodwill...........................4,422,534        2,303,403       2,411,803       2,542,306       2,696,045       2,375,542
       Total assets ......................7,501,438        3,906,999       3,952,912       3,997,348       4,352,810       4,322,679
       Current maturities of debt.........   79,509           41,411              --         222,089         125,828           6,839
       Long-term debt - recourse..........1,311,773          683,215         730,041         595,600         844,285         960,023
       Capital and reserves...............3,579,016        1,864,071       2,065,191       2,123,538       2,185,379       2,130,001
Amounts in accordance with U.S. GAAP:
       Goodwill...........................6,652,740        3,464,969       3,483,324       3,548,472       3,647,633       3,389,084
       Total assets.......................9,945,060        5,179,719       5,198,580       5,243,247       5,609,576       5,713,703
       Long-term debt - recourse..........1,311,773          683,215         730,041         595,600         844,285         960,023
       Long-term debt - non-recourse......  194,863          101,491         164,325         229,761         299,333         372,178
       Capital and reserves...............5,915,793        3,081,142       3,234,699       3,210,388       3,113,526       3,018,621

                                                                                    Year Ended December 31, (1)
                                                                                    ---------------------------
                                                      2004(2)          2004         2003         2002           2001          2000
                                                      -------          ----         ----         ----           ----          ----
                                                                                          (In thousands)
Other Data:
Amounts based on U.K. GAAP:
   Cash provided by operations........................$390,960(pound)203,625(pound)338,667(pound)446,189(pound)543,233(pound)675,825
   EBITDA((4))........................................ 715,743       372,783       386,615       433,718       603,418       659,665
Amounts based on U.S. GAAP:
   EBITDA(4).......................................... 780,810       406,672       352,105       414,186       604,913       662,422
Dividends per share (pence)...........................                   7.5          11.5          11.5            11            10

                                                                                       As of December 31, (1)
                                                                                       ----------------------
                                                                       2004         2003         2002           2001          2000
                                                                       ----         ----         ----           ----          ----
                                                                                           (In billions)
Total assets under management.........................                $382.1        $370.6        $332.6        $397.9        $402.6

--------------
(1) Includes financial data attributable to acquired businesses from the respective dates of purchase. See "Item 5. Operating and Financial Review and Prospects," included elsewhere herein.
(2) For the convenience of the reader, we have translated pounds sterling as of and for the fiscal year ended December 31, 2004 into U.S. dollars using the Noon Buying Rate, which is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2004 of $1.92 per (pound)1.00. We did not use Noon Buying Rates in the preparation of our Consolidated Financial Statements. The rates that we used in the preparation of our Consolidated Financial Statements for the fiscal year ended December 31, 2004 were $1.83 per (pound)1.00 for profit and loss statement items, which was the average prevailing exchange rate during the year, and $1.9192 per (pound)1.00 for balance sheet items, which was the rate prevailing at December 31, 2004. For a discussion of the effects of currency fluctuations on our combined results of operations and combined financial position, "Item 5. Operating and Financial Review and Prospects," included elsewhere herein.
(3) We believe operating profit before goodwill amortization and exceptional items is a more appropriate income amount for presentation, and profit after taxation before goodwill amortization and exceptional items is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of our year-by-year performance. Operating profit before goodwill amortization and exceptional items and profit after taxation before goodwill amortization and exceptional items are measures expressly permitted under U.K. GAAP and should be evaluated in the context of our U.K. GAAP results. See Note 3 to our consolidated financial statements for a discussion of the exceptional charges that have been eliminated from our operating profit for the years ended December 31, 2004, 2003 and 2002.
(4) EBITDA, as defined in our credit facility, consists of earnings before interest, taxes, depreciation, amortization, exceptional items and certain non cash and other items. We use EBITDA as a measure of liquidity. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. In addition, EBITDA is the basis for the calculation of certain financial covenants in our new credit facility. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP), as an indicator of our operating performance, as cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP), as a measure of liquidity, or as any other measure of operating performance determined in accordance with U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies. Reconciliations of operating profit to operating profit before goodwill amortization and exceptional items, of earnings per share to earnings per share before goodwill amortization and exceptional items, of profit before taxation to U.K. GAAP based EBITDA and of U.K. GAAP-based EBITDA to U.S. GAAP-based EBITDA are presented below:

     Reconciliation between operating profit before goodwill amortization and exceptional items and operating (loss)/profit:

                                                                          Year Ended December 31, (1)
                                                      ----------------------------------------------------------------------
                                             2004 (2)          2004          2003           2002          2001          2000
                                             --------          ----          ----           ----          ----          ----
                                                                                 (In thousands)
Operating (loss)/profit....................$(209,002)(pound)(108,855) (pound)76,925   (pound)148,262 (pound)325,886 (pound)480,690
Goodwill amortization......................   303,015         157,820       148,982          149,415        137,477         56,417
Exceptional items..........................   479,443         249,710        84,943           69,248         59,997         51,804
                                              -------         -------        ------           ------         ------         ------
Operating profit before goodwill amortization and
       exceptional items:..................  $573,456  (pound)298,675(pound)310,850   (pound)366,925 (pound)523,360 (pound)588,911
                                             ========  ============== =============   ============== ============== ==============

     Reconciliation between earnings per share before goodwill amortization and exceptional items and earnings per share:

                                                                         Year Ended December 31, (1)
                                                      -------------------------------------------------------------------
                                             2004 (2)          2004          2003           2002          2001          2000
                                             --------          ----          ----           ----          ----          ----
                                                                  (In thousands, except per share data)
Basic earnings per share..................                    (21.6)p          (2.2)p          2.1p           19.2p          44.4p
                                                              =======          ======          ====           =====          =====
Diluted earnings per share................                    (21.6)p          (2.2)p          2.1p           18.6p          42.3p
                                                              =======          ======          ====           =====          =====
(Loss)/profit after taxation.............. $(332,156)(pound)(172,998) (pound)(17,281) (pound)16,893  (pound)154,803 (pound)300,728
Minority interests........................      (547)           (285)              --            --              --             --
Goodwill amortization.....................    303,015         157,820         148,982       149,415         137,477         56,417
Exceptional items.........................    479,443         249,710          84,943        69,248          59,997         51,804
Exceptional items - tax benefit...........  (113,532)        (59,131)        (29,042)      (12,832)        (20,607)       (19,167)
                                            ---------        --------        --------      --------        --------       --------
Profit after taxation before goodwill
amortization..............................
   and exceptional items:.................  $336,223   (pound)175,116  (pound)187,602(pound)222,724  (pound)331,670 (pound)389,782
                                            --------   --------------  -------------- -------------- -------------- --------------
Conversion of equity subordinated
   debentures.............................        --               --              --            --              --          4,093
                                            ---------        --------        --------      --------        --------       --------
                                             $336,223  (pound)175,116  (pound)187,602(pound)222,724  (pound)331,670 (pound)393,875
                                            ---------  --------------  -------------- -------------- -------------- --------------

Weighted average number of shares
     Basic................................                    802,160         802,885       810,042         805,061       678,006
     Diluted..............................                    808,288         810,371       819,518         829,983       720,766

Basic earnings per share before goodwill
     amortization and exceptional items:..                      21.8p           23.4p         27.5p           41.2p         57.5p
                                                                =====           =====         =====           =====         =====
Diluted earnings per share before goodwill
     amortization and exceptional items:..                      21.7p           23.2p         27.2p           40.0p         54.7p
                                                                =====           =====         =====           =====         =====


     Reconciliation between U.K. GAAP-based EBITDA and (loss)/profit before taxation:

                                                                       Year Ended December 31, (1)
                                                  -----------------------------------------------------------------------
                                             2004 (2)          2004          2003           2002          2001          2000
                                             --------          ----          ----           ----          ----          ----
                                                                             (In thousands)
(Loss)/profit before taxation............. $(264,351)(pound)(137,683)   (pound)36,395(pound)102,265  (pound)280,438 (pound)446,233
Goodwill amortization.....................    303,015         157,820         148,982       149,415         137,477         56,417
Depreciation..............................     87,523          45,585          50,955        60,232          69,625         53,607
Exceptional items.........................    479,443         249,710          84,943        69,248          59,997         51,804
Share-based payment expense...............     25,449          13,255          17,070            --              --             --
Interest expense..........................     84,664          44,096          48,270        52,558          55,881         51,604
                                               ------          ------          ------        ------          ------         ------
EBITDA based on U.K. GAAP.................   $715,743  (pound)372,783  (pound)386,615(pound)433,718  (pound)603,418 (pound)659,665
                                             ========  ==============  ============== =============  ============== ==============


     Reconciliation between U.K. GAAP - based EBITDA and U.S. GAAP - based
     EBITDA:

                                                                       Year Ended December 31, (1)
                                                  -----------------------------------------------------------------------
                                             2004 (2)          2004          2003           2002          2001          2000
                                             --------          ----          ----           ----          ----          ----
                                                                             (In thousands)
EBITDA based on U.K. GAAP.................   $715,743  (pound)372,783  (pound)386,615(pound)433,718  (pound)603,418 (pound)659,665
Acquisition accounting differences........    (8,112)         (4,225)         (3,682)       (7,991)              --             --
Redundancy and reorganizations............     70,261          36,594        (30,085)      (11,961)              --             --
Other.....................................      2,918           1,520           (743)           420           1,495          2,757
                                               ------          ------          ------        ------          ------         ------
EBITDA based on U.S. GAAP.................   $780,810  (pound)406,672  (pound)352,105(pound)414,186  (pound)604,913 (pound)662,422
                                             ========  ==============  ============== =============  ============== ==============

     Reconciliation between profit before taxation, goodwill amortization and exceptional items and (loss)/profit before taxation:

                                                                       Year Ended December 31, (1)
                                                  -----------------------------------------------------------------------
                                             2004 (2)          2004          2003           2002          2001          2000
                                             --------          ----          ----           ----          ----          ----
                                                                             (In thousands)
(Loss)/profit before taxation............. $(264,351)(pound)(137,683)   (pound)36,395(pound)102,265  (pound)280,438 (pound)446,233
Goodwill amortization.....................    303,015         157,820         148,982       149,415         137,477         56,417
Exceptional items.........................    479,443         249,710          84,943        69,248          59,997         51,804
                                               ------          ------          ------        ------          ------         ------
Profit before taxation, goodwill amortization
   and exceptional items..................   $518,107  (pound)269,847  (pound)270,320(pound)320,928  (pound)477,912 (pound)554,454
                                             ========  ==============  ============== =============  ============== ==============

Dividends

        Our practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of our Board of Directors, and the final dividend is payable after approval of such dividend by our shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration, payment and amount of any future dividends will be recommended by our Board of Directors and will depend upon, among other factors, our earnings, financial condition and capital requirements at the time such declaration and payment are considered. See "Item 10. Additional Information," included elsewhere herein, for further discussion of our dividend policy and taxes applicable to dividends. See "Item 5. Operating and Financial Review and Prospects," and Note 17 to our Consolidated Financial Statements, included elsewhere herein, for a discussion of restrictions on our ability to declare dividends.

        The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated and translated into U.S. cents per American Depositary Share:

                                                                                          U.S. Cents per American
                Year Ended                     Pence per Ordinary Share                     Depositary Share(1)
                                               ------------------------                     -------------------
               December 31,              Interim        Final          Total        Interim        Final         Total
               ------------              -------        -----          -----        -------        -----         -----
                   2000                      4.00          6.00          10.00         11.55         17.19         28.74
                   2001                      4.50          6.50          11.00         13.32         19.01         32.33
                   2002                      5.00          6.50          11.50         15.69         20.83         36.52
                   2003                      5.00          6.50          11.50         16.63         23.31         39.94
                   2004                      2.50          5.00          7.50           9.02         19.00         28.02

--------------
(1) Based on Noon Buying Rates in effect at the respective payment dates, and adjusted to reflect the change in the Ordinary Share per American Depositary Share ratio from five-for-one to two-for-one on November 8, 2000.

Market for Our Securities

        Our Ordinary Shares are listed on the Official List of The U.K. Listing Authority and are traded on the London Stock Exchange under the symbol "AVZ." Our American Depositary Shares are listed for trading on the New York Stock Exchange also under the symbol "AVZ." Each of our American Depositary Shares represents the right to receive two Ordinary Shares deposited with The Bank of New York (the "Depositary"). The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. We also have Exchangeable Shares which were issued by one of our subsidiaries and are listed for trading on The Toronto Stock Exchange. Voting rights of holders of Exchangeable Shares and descriptions of Exchangeable Shares are set forth in "Item 10. Additional Information--Memorandum and Articles of Association--Rights attaching to our shares," included elsewhere herein. Our 6.600% Senior Notes due 2005, our 5.900% Senior Notes due 2007, our 4.500% Senior Notes due 2009, our 5.375% Senior Notes due 2013 and our 5.375% Senior Notes due 2014 are listed on the Luxembourg Stock Exchange.

Exchange Rates

        We publish our Consolidated Financial Statements in pounds sterling. References in this report to "U.S. dollars," "$" or "cents" are to United States currency and references to "pounds sterling," "(pound)," "pence" or "p" are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on our results is contained in "Item 5. Operating and Financial Review and Prospects," included elsewhere herein.

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

     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (pound)1.00. On June 16, 2005, the Noon Buying Rate was $1.82 per (pound)1.00. These translations are not representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. We do not use such rates in the preparation of our Consolidated Financial Statements.

                                                      EXCHANGE RATES
                                                      --------------
         Year ended December 31,                Year end             Average(1)            High                Low
         -----------------------                --------             ----------            ----                ---
                  2000                              1.49                1.51                1.65                1.40
                  2001                              1.45                1.44                1.50                1.37
                  2002                              1.61                1.50                1.61                1.41
                  2003                              1.78                1.65                1.78                1.55
                  2004                              1.92                1.83                1.95                1.75

--------------
(1) The average of the exchange rates on the last trading day of each month during the relevant period.

                    Month                                             High                 Low
                    -----                                             ----                 ---
                    May 2005                                          1.90                1.82
                    April 2005                                        1.95                1.75
                    March 2005                                        1.93                1.87
                    February 2005                                     1.92                1.86
                    January 2005                                      1.91                1.86
                    December 2004                                     1.95                1.91


Financial Statements and Reports

        This report contains our consolidated balance sheets as of December 31, 2004 and 2003 and consolidated statements of income, total recognized gains and losses, shareholders' funds and cash flows for the years ended December 31, 2004, 2003 and 2002. The Consolidated Financial Statements and other financial information concerning us included in this Form 20-F and in our annual and semi-annual reports are presented in conformity with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP. A description of the principal differences between U.K. GAAP and U.S. GAAP and a reconciliation to U.S. GAAP net income and shareholders' equity are contained in the notes to the Consolidated Financial Statements.

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

        The financial information concerning us contained in this Form 20-F does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended) of Great Britain. Statutory accounts for the financial years ended December 31, 2004, 2003 and 2002 have been delivered to the Registrar of Companies for England and Wales. In respect of each of those statutory accounts, our auditors have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act.

D.  Risk Factors

        See the risk factors set forth in Item 5. Operating and Financial Review and Prospects.

Item 4.  Information on the Company

A. History and Development of AMVESCAP PLC

        We were incorporated on December 19, 1935, under the laws of England. Our principal executive offices are located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom, and our telephone number is 011-44-207-638-0731. We have a Web site on the Internet at http://www.amvescap.com. Information contained in our Web site shall not be deemed to be part of or to be incorporated into this Form 20-F.

        Effective January 1, 2003, we realigned several of our business units into two new divisions under our AIM and INVESCO brands. The AIM division includes our AIM Investments ("AIM") business unit in the U.S. and our AIM Trimark Investments ("AIM Trimark") business unit in Canada. The INVESCO division includes business units in North America, the United Kingdom, Continental Europe and Asia Pacific, as well as an alternative investments business unit that includes our real estate and private equity businesses. In order to realize further economies of scale, during 2003 we also transferred the distribution, administration, accounting, reporting, and all other non-investment functions for our INVESCO Family of Funds from our INVESCO division to our AIM division. In December 2003, we completed our acquisition of the Hypo-und Vereinsbank's institutional real estate funds management business, bringing $2.9 billion in assets under management to INVESCO. INVESCO Retirement was renamed AMVESCAP Retirement effective April 1, 2003. We made no changes to our Private Wealth Management division as a result of the January 1, 2003 realignment. In February 2003, however, the Private Wealth Management division acquired Whitehall Asset Management, an SEC-registered investment adviser, adding over $1 billion in assets under management, and in March 2004 it also acquired Stein Roe Investment Counsel LLC ("Stein Roe"), an SEC-registered investment adviser, adding over $7 billion in assets under management.

        During the fiscal years ended December 31, 2004, 2003 and 2002, our capital expenditures were (pound)28.2 million, (pound)37.4 million and (pound)59.3 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. We capitalized certain costs associated with our move in the U.K. to the Global Fund Administration System (GFAS). In 2002, we capitalized as leasehold improvements certain costs associated with our move to new headquarters in London, England. Since December 31, 2003, our capital projects have included continuing technological enhancements to computer hardware and software. These projects have been funded with proceeds from our operating cash flows. During the fiscal years ended December 31, 2004, 2003 and 2002, our capital divestitures were not significant relative to our total fixed assets.

B.  Business Overview

        We are one of the world's largest independent investment management groups, with $382.1 billion of assets under management at December 31, 2004. We provide our clients with a broad array of domestic, international and global investment products, focused primarily on investment management. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

        We operate through various subsidiaries and divisions around the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 590 investment professionals located throughout the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 55% of our assets under management as of December 31, 2004 were invested in equities, and approximately 45% were invested in fixed income and other securities.

        We use several methods to distribute our products to retail and institutional clients in each of our markets. In North America, we offer load mutual funds, separate account management and "wrap" or managed accounts. Managed accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering substantially all charges, including investment management, brokerage, custody, record keeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, as well as separate account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries.

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

        We are organized into four operating groups: AIM, INVESCO, Private Wealth Management (or "PWM") and AMVESCAP Retirement. The AIM division includes our AIM Investments business unit in the U.S. and our AIM Trimark Investments business unit in Canada. The INVESCO division includes business units in North America, the United Kingdom, Continental Europe and Asia Pacific, as well as an alternative investments business unit that includes our real estate and private equity businesses. During 2004, we integrated the remaining operations of INVESCO Funds Group, including investment management functions and investment operations, into AIM Investments. On April 21, 2005, we announced an agreement to sell substantially all of the assets of the AMVESCAP Retirement business other than its U.S. national trust bank subsidiary.The transaction is expected to close in the second half of the year.

      AIM manages, distributes and administers (i) the AIM Investments family of retail mutual funds in the United States, and (ii) the AIM Trimark family of retail mutual funds in Canada, and provides services through managed accounts;

      INVESCO manages portfolios for institutional investors in North America and institutional and retail investors outside of North America (primarily in the U.K., Europe and Asia), and provides services through managed accounts;

      Private Wealth Management (PWM) provides wealth management services to high net worth individuals and their families as well as asset management services to foundations and endowments in the United States under the Atlantic Trust brand; and

       AMVESCAP Retirement      provides administrative and related services
                                to defined contribution plans, such as 401(k) plans, and related retirement products. On April
                                21, 2005, we announced an agreement to sell substantially all of the assets of the AMVESCAP
                                Retirement business other than its U.S. national trust bank subsidiary.The transaction is expected to close in the second half of the year and is not expected to be material to our results of operations or financial position.

        Selected financial and headcount information for each of our operating groups as of and for the year ended December 31, 2004 is set forth below. See
Note 5 to our Consolidated Financial Statements, included elsewhere herein, for a geographical analysis of our total revenues for the fiscal years ended December 31, 2004, 2003 and 2002. See "Item 5. Operating and Financial Review and Prospects," included elsewhere herein, for total revenues by operating group for the fiscal years ended December 31, 2004, 2003 and 2002.

                                                                       For the year ended December 31, 2004(2)
                                                         AIM                         INVESCO                       PWM/Retirement(1)
                                          ---------------------------- ----------------------------------------- -------------------
                                               U.S.         Canada           U.S.         U.K.      Europe/Asia
                                          ------------- -------------- ------------- -------------  ------------
Revenues                                  (pound)443.1m  (pound)174.4m (pound)187.2m (pound)188.1m  (pound)77.8m        (pound)87.8m
Operating profit before goodwill
    amortization and exceptional items    (pound)165.9m   (pound)96.6m  (pound)47.1m  (pound)23.8m   (pound)0.8m         (pound)2.5m

Assets Under Management                         $137.6b         $34.6b       $121.0b        $49.6b        $24.1b              $15.2b
Headcount                                         2,283            969           791         1,136           627                 780
                                          ------------------------------------------------------------------------------------------

                                                                       For the year ended December 31, 2003(2)
                                                         AIM                         INVESCO                       PWM/Retirement(1)
                                          ---------------------------- ----------------------------------------- -------------------
                                               U.S.         Canada           U.S.         U.K.      Europe/Asia
                                          ------------- -------------- ------------- -------------  ------------
Revenues                                  (pound)491.7m  (pound)154.8m (pound)176.6m (pound)174.2m  (pound)77.7m        (pound)83.1m
Operating profit before goodwill
    amortization and exceptional items    (pound)190.6m   (pound)77.6m  (pound)41.2m  (pound)29.4m   (pound)0.3m       (pound)(3.3)m

Assets Under Management                         $151.1b         $28.7b       $118.5b        $39.0b        $23.8b               $9.5b
Headcount                                         2,416            922           830         1,135           608                 774
                                          ------------------------------------------------------------------------------------------

                                                                       For the year ended December 31, 2002(2)
                                                         AIM                         INVESCO                       PWM/Retirement(1)
                                          ---------------------------- ----------------------------------------- -------------------
                                               U.S.         Canada           U.S.         U.K.      Europe/Asia
                                          ------------- -------------- ------------- -------------  ------------
Revenues                                  (pound)619.0m  (pound)151.3m (pound)202.4m (pound)196.6m  (pound)85.6m        (pound)90.3m
Operating profit before goodwill
    amortization and exceptional items    (pound)244.9m   (pound)77.6m  (pound)50.5m  (pound)31.1m   (pound)0.9m       (pound)(5.4)m

Assets Under Management                         $144.1b         $22.0b       $103.5b        $34.0b        $21.1b               $7.9b
Headcount                                         2,857            918           817         1,428           714                 770
                                          ------------------------------------------------------------------------------------------

------

(1) AMVESCAP Retirement had $28.0 billion in assets under administration as of December 31, 2004 compared to $27.7 billion as of December 31, 2003 and $30.9 billion as of December 31, 2002.
(2) Includes results of acquired entities from respective dates of acquisition.

Operating Groups

        AIM

      Our AIM operating group manages, distributes and administers mutual funds and related products sold to retail and institutional investors within North America that are marketed under the AIM Investments and AIM Trimark brands.

      The AIM operating group consists of two business units: (i) AIM Investments and (ii) AIM Trimark, which operates in Canada. These business units offer mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the two business units of the AIM operating group offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of the AIM operating group range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. Mutual funds managed by AIM Investments and AIM Trimark are primarily distributed through financial intermediaries. Some of the funds advised by AIM Investments and AIM Trimark are sub-advised by our other business units that have expertise in the specific markets in which such funds are invested.

      AIM Investments Business Unit

      AIM Investments is the largest business unit in the AIM operating group. AIM is a diversified investment manager, offering a variety of equity, institutional money market and long-term fixed income products. AIM's primary products are its AIM-branded retail equity and long-term fixed income mutual funds and institutional money market mutual funds. The funds are sold primarily through a variety of financial intermediaries. AIM Investments also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Investments offers funds to pension plans and to insurance companies that use its funds in separate accounts. Customers of AIM Investments' institutional money market funds included ten of the ten largest U.S. banks and 21of the 25 largest U.S. banks in terms of asset size as of September 30, 2004. AIM Investments also has developed a managed account business, which tailors individual, privately managed portfolios to clients' investment needs, and provides retirement products and state-sponsored college savings plans.

      During 2004, we completed the integration of INVESCO Funds Group into AIM Investments. This integration included 5 fund mergers and 34 fund name changes from January 1, 2004 through October 15, 2004. As a result of this integration,

INVESCO Funds Group has discontinued operations as an investment adviser. We effected this integration to recognize further cost savings and efficiencies in our U.S. retail operations.

      AIM Trimark Business Unit

      AIM Trimark investment managers also employ a bottom-up stock selection approach. The managers consider themselves "business people buying businesses." The managers evaluate potential portfolio company management, the competitive position of such company within its industry and any proprietary advantage the company possesses. AIM Trimark also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Trimark offers funds to pension plans, insurance companies that use its funds in separate accounts, and banks and other financial institutions that use its funds as part of fund-of-funds offerings.

        AIM Investments also provides sub-advisory services to certain AIM Trimark funds and to mutual funds managed by our other business units, and AIM Trimark provides sub-advisory services to a mutual fund managed by another of our business units. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisors.

        INVESCO

        Our INVESCO operating group manages portfolios of equity, balanced, fixed income, structured equity, real estate and private capital investments for institutional and retail clients throughout the world. INVESCO offers its investment products to institutions and third-party intermediaries by way of separately managed accounts, collective trust funds, managed accounts (wrap), and mutual funds.

        INVESCO manages portfolios for a number of different types of institutional clients in North America, including:

        o       corporate pension plans;
        o       public and municipal pension plans;
        o       Taft/Hartley pension plans;
        o       endowments and foundations;
        o       insurance companies and banks; and
        o       non-profit organizations.

        INVESCO employs growth, value-oriented and quantitative approaches to select securities for equity portfolios and uses quantitative and value approaches to select securities for fixed income portfolios that it manages for its institutional clients. INVESCO's wide array of investment disciplines are distributed by a team of marketers organized by geography and unique client type. INVESCO also distributes products through alliances with third-party intermediaries that deliver our investment products to their clients. INVESCO provides sub-advisory services to funds offered by our other business units and advisory and sub-advisory services to funds offered by third parties.

        INVESCO also manages, as investment sub-advisor, mutual funds distributed to retail clients in the U.S. that are invested in the U.S. and international markets, including funds that target particular market sectors as well as equity, balanced, fixed income and alternative investment strategies.

        Outside of North America, INVESCO engages in retail and institutional investment management and related marketing activities through 20 offices located around the world, serving investors located primarily in the U.K., Continental Europe and Asia Pacific. INVESCO's main non-U.S. investment offices are located in London, Henley-on-Thames, Paris, Frankfurt, Tokyo, Hong Kong, Melbourne and Taipei, while its main non-U.S. administration office is located in Dublin. In addition, INVESCO Great Wall, AMVESCAP's joint venture company in China, launched its first fund in September 2003. Outside of North America, INVESCO provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

        o onshore unit trusts and other mutual funds, as well as offshore mutual funds;
        o       investment trusts (closed-end investment companies);
        o individual savings accounts (tax-advantaged plans invested in managed investment products for U.K. citizens);
        o       pension accounts;
        o alternative investment products (such as structured products and real estate investments);
        o institutional separate accounts with assets invested in the U.K., Europe, emerging markets and global fixed income securities; and

        o       private investors outside of the U.S.

        Units of INVESCO market investment products through independent brokers, alliances with other major financial organizations and direct sales to institutional investors buying for their own accounts. INVESCO tailors its marketing strategy to respond to the relevant competitive environment in each country or region. INVESCO's non-U.S. business units also provide and receive advisory or sub-advisory services to and from investment products offered by other of our business units.

        We believe that having our investment professionals working in and investing from many of the world's financial markets is one of our strengths. INVESCO both coordinates the construction of global portfolios and markets our global investment management services.

        Private Wealth Management

        Our Private Wealth Management division was formed in 2001 in connection with our acquisition of Pell Rudman and now operates under the brand name of Atlantic Trust. The Private Wealth Management division provides personalized and sophisticated wealth management services to high net worth individuals and their families, as well as asset management services to foundations and endowments in the U.S. The division also provides various investment management services to its clients, including asset allocation, trust services, custody and family office services. It primarily obtains clients through referrals from existing clients and recommendations from a network of attorneys and accountants.

        In February 2003, Atlantic Trust Group, Inc. ("ATG"), the holding company for our Private Wealth Management division, acquired Whitehall Asset Management, an SEC-registered investment adviser with over $1 billion in assets under management. In March 2004, ATG also acquired Stein Roe with over $7 billion in assets under management. On March 31, 2004, we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management Limited and Atlantic Wealth Management International Limited, which resulted in the transfer of approximately $1.4 billion of assets under management ("AUM") out of the Private Wealth Management business.

The Private Wealth Management division operates through several subsidiaries, the most significant of which are Atlantic Trust Company, N.A., a limited purpose national trust company regulated by the Office of the Comptroller of the Currency ("OCC"), AT Investor Services, Inc., a broker-dealer regulated by the SEC and the National Association of Securities Dealers ("NASD"), and Stein Roe Investment Counsel, Inc.

        AMVESCAP Retirement

      AMVESCAP Retirement provides a full range of services to various retirement accounts. Its services include custodian, record keeping, administration, compliance, and client employee education and communication. AMVESCAP Retirement distributes our investment products and services to clients who receive its administrative services. One unit of AMVESCAP Retirement is a U.S. national trust bank that provides custody and trust services to retirement accounts, including offering collective trust funds sub-advised by our other business units or by other parties. AMVESCAP Retirement also includes a unit that focuses on capturing IRA rollovers, and another unit that develops strategic alliances with other service providers.

      Our retirement services are distributed through three primary channels:

      o    a direct sales force calling on plan sponsors and consultants;

      o    broker-dealer distribution channels; and

      o    strategic alliances with other service providers.

     On April 21, 2005, we announced an agreement to sell substantially all of the assets of the AMVESCAP Retirement business other than its U.S. national trust bank subsidiary. The transaction is expected to close in the second half of the year.

Our Business Strategy

        We have developed a strategy based on elements which we believe are essential to maintaining a significant presence in the global asset management industry--globalization, diverse product offerings and multiple distribution channels. In addition, we believe that an experienced staff of professional employees whose interests are aligned with our shareholders is a key factor in our ability to implement our goals.

        Globalization

        We believe that the investment management industry will continue to become more global in scope, and that large investment management companies that can locally service clients in different international markets will be in the strongest position to compete successfully. We have established offices with investment and client service professionals in each of the major world capital markets in order to take advantage of the trend toward globalization.

        Diverse Product Offerings

        We believe that our ability to offer a full range of retail and institutional investment products in a range of investment styles enhances our opportunities for attracting new clients and cross-selling our products to existing clients. Each of our business units markets the products and services offered by our other business units to its local and regional clients to enhance the range of investment management products and services offered to our clients. We seek to capitalize on the increase in the demand for these products around the world.

        Multiple Distribution Channels

        Our extensive distribution network enables us to market our products to retail and institutional clients throughout the world. We sell our products directly to investors through 55 offices in 19 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

        Alignment of Interests of Employees and Shareholders

        We view our experienced management team as a key factor in our growth. Our management philosophy is entrepreneurial, with senior professionals having significant responsibility and autonomy. We believe that our structure allows each operating group to focus on and maximize local investment opportunities and compete more effectively in sales and marketing efforts. We also believe that stock ownership by management and other employees is an important means of aligning their interests with those of our shareholders. We have implemented various employee benefit plans to facilitate stock ownership by management and employees.

Competition

        The investment management business is highly competitive, with competition based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financial strength, the strength and continuity of relationships, quality of service and the level of fees charged for services.

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

        We conduct substantial business operations in the U.S. Various of our subsidiaries and/or products and services offered by such subsidiaries are regulated by the SEC, the NASD, the National Futures Association, the Commodity Futures Trading Commission and the OCC. Federal statutes that regulate the products and services we offer in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

        Various of our business units are regulated in the United Kingdom by the Financial Services Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German operation is required by regulations promulgated by the German Federal Financial Supervisory Authority to have a banking license and thus is also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance and the Financial Services Agency in Japan, the Banque de France and the Autorite des Marches Financiers in France, the Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in Italy, the Netherlands Authority For the Financial Markets, the Swiss Federal Banking Commission, La Comision Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Central Bank of Ireland, the Jersey Financial Services Commission, the Pension Fund Supervisions Office (UNFE) in Poland and the Canadian securities administrators.

        Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities. Under EU regulatory capital requirements, investment firms groups are generally subject to consolidated supervision, which requires both individual regulated companies and the group of companies to meet regulatory capital requirements. Proposed changes in EU regulatory capital requirements might cause us to have a shortfall in regulatory capital. See "Item
5. Operating and Financial Review and Prospects - Risk Factors," included elsewhere herein.

        To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales or increased redemptions of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.

C.  Organizational Structure

        AMVESCAP is the holding company of our investment management business, the principal activities of which are asset management and the provision of related financial services. Our significant subsidiaries, all of which are wholly-owned subsidiaries, are set forth below:

         NAME OF COMPANY                                COUNTRY OF INCORPORATION
         ---------------                                ------------------------
AVZ Inc.                                                         U.S.
AMVESCAP Group Services, Inc.                                    U.S.
INVESCO North American Holdings, Inc.                            U.S.
INVESCO Institutional (N.A.), Inc.                               U.S.
INVESCO Realty Advisors                                          U.S.
AIM Management Group Inc.                                        U.S.
AIM Advisors, Inc.                                               U.S.

AIM Capital, Inc.                                                U.S.
INVESCO U.K. Limited                                             England
INVESCO Asset Management Limited                                 England
INVESCO International Holdings Limited                           England
INVESCO Pensions Limited                                         England
INVESCO Fund Managers Limited                                    England
AIM Canada Holdings Inc.                                         Canada
AMVESCAP Inc.                                                    Canada
AIM Funds Management, Inc.                                       Canada
AVZ Callco                                                       Canada

D.  Property, Plant and Equipment

        Our principal executive offices are located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom. Our North American executive offices are located in leased office space at 1315 Peachtree Street, Atlanta, Georgia 30309, U.S.A. We also lease significant office space in the U.S. at 11 Greenway Plaza, Houston, Texas 77046 and 4350 South Monaco Street, Denver, Colorado 80237. We generally lease space in the locations where we conduct business, except that we own property at INVESCO Park, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom. We have no plans to construct, significantly expand or improve our facilities.

Item 5.  Operating and Financial Review and Prospects

General

        This discussion and analysis should be read in conjunction with the selected consolidated financial information and the Consolidated Financial Statements included elsewhere in this Form 20-F.

        The following discussion contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of known and unknown factors that are beyond our ability to control or predict, including, but not limited to, those discussed in "Risk Factors" and "Cautionary Statements Concerning Forward-Looking Statements," included elsewhere herein.

        We are a leading independent global investment management group, with $382.1 billion of assets under management at December 31, 2004. Operating under the AIM, INVESCO and Atlantic Trust brands, we strive to deliver outstanding investment performance and service through a comprehensive array of retail and institutional investment products. We currently provide services to clients in more than 100 countries, employ 6,693 people in 19 countries and manage 1,938 separate institutional accounts and 894 retail funds.

Introduction

         The past five years have been a challenging time for the investment management industry, with difficult market conditions, dramatic world events and a rapidly changing regulatory environment. AMVESCAP has been tested during this time, and particularly during 2004.

        The market timing investigations by the SEC and the New York Attorney General (the "NYAG") held back our business for much of the year, and the settlement of those investigations during the fourth quarter sets the foundation for us to regain business momentum. We believe that the SEC and NYAG settlements substantially resolved the regulatory issues facing the Company with respect to market timing, although certain market timing regulatory matters and civil lawsuits remain outstanding, including a lawsuit recently filed by the Attorney General of West Virginia and various private actions brought by fund shareholders. We believe that the settlement amounts should be adequate to fully compensate affected shareholders, and we have taken measures designed to ensure that this type of problem does not recur. Throughout 2004, we steadily enhanced our internal risk management and compliance functions. Recommendations from a comprehensive independent review are being implemented with the goal of ensuring that our policies, procedures and practices rank among the strongest and most effective in the industry. See "Risk Factors--Various governmental enforcement actions and investigations and ongoing civil litigation relating to certain practices in the mutual fund industry could adversely affect our assets under management and future financial results, and increase our cost of doing business," included elsewhere herein.

The Year In Review

         AMVESCAP is building on the achievements of 2004. We completed the integration of our U.S. retail mutual fund businesses under AIM Investments, creating additional operating and sales leverage. AIM has also been successful in some of the faster growing areas of the industry, including subadvised, separately managed and retirement account businesses. Investment performance on many products is strong, and AIM is focused on improving those products suffering from historical underperformance. Areas of product strength include our range of international funds, and AIM continued its leadership position in the cash management business ending the year with approximately $42 billion in assets under management.

         INVESCO, our U.S institutional business, ended the year with nearly 75% of its products ahead of their benchmarks for three years. The performance of our real estate and international teams continues to be particularly strong, and we added $2.6 billion in new collateralized debt obligation (CDO) funds. Management is focused on improving investment performance in those equity products that continue to suffer net redemptions.

         In March of 2004, Atlantic Trust completed the acquisition of Stein Roe Investment Counsel, expanding the footprint of our Private Wealth Management Division to 12 major locations across the U.S. and bringing its assets under management to $15 billion. Having built this national network in just three years, we are now focused on accelerating our growth.

         In Canada, AIM Trimark enjoyed continuing success throughout 2004. Driven by strong investment performance, assets under management ended the year up 21%. At the 2004 Canadian Investment Awards, Canada's advisors again chose AIM Trimark as the "Best Mutual Fund Company." We have now won this prestigious award for the second year in a row and three out of the last four years. This strong combination of solid, long-term investment performance, combined with AIM Trimark's reputation as an "indispensable partner" for Canada's financial advisors, gives us great optimism for continued success in this important market.

         Likewise, we are well positioned in the U.K. Investment performance at INVESCO Perpetual remains strong with 95% of assets outperforming their peer group average over one year and 78% of assets outperforming their peer group over a three-year period. Financial Advisor selected INVESCO Perpetual as "Fund Group of the Year." The investment market in the U.K. continues to open up in ways we believe will play to our strengths as an independent fund manager. Programs to simplify and rationalize the operating structure of our business in continental Europe continue to progress and should enable us to continue improving the financial leverage of this business.

         In Asia, we continue to focus on opportunities in the Greater China market, including the rapid development of China's fund management industry. In China, a national financial publication recently awarded INVESCO Great Wall, our joint venture, the first place award in 2004 as "Best Fund Manager of the Year." Our Australian business continues to show strong investment performance, and, in recognition, was awarded "Most Improved Fund Manager of the Year" by a leading industry publication.

Summary of Differences between U.K. GAAP and U.S. GAAP

        We prepare our financial statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to us, relate to acquisition accounting, including the capitalization and amortization of goodwill, timing of recording and disclosures of exceptional items, B-share sales commission funding and proposed dividend liabilities. See Note 27 to our Consolidated Financial Statements for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

International Financial Reporting Standards ("IFRS")

         AMVESCAP PLC and its subsidiaries (collectively, the "Group") currently prepares its consolidated financial statements under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). Under regulations adopted by the European Union, the Group is required to prepare its financial statements in accordance with IFRS with effect from January 1, 2005.

         During 2004, the Group carried out a review of IFRS to identify the changes to accounting policy that will be necessary to comply with the new standards.

         The most significant changes affecting the Group due to the IFRS transition are:

        o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);
        o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2);

        o       The cessation of goodwill amortization (IFRS 3); and
        o The inclusion in the balance sheet of all employee benefit liabilities (IAS 19).

         The Group's first Annual Report under IFRS will be for the year-ended December 31, 2005. The date of the transition to IFRS is January 1, 2005, this being the start of the earliest period of comparative information required in the U.K. In April 2005, the Group provided shareholders and the financial community with a reconciliation of Equity Shareholders' Funds as at January 1, 2004 from U.K. GAAP to IFRS. Such reconciliations were also presented in respect of the Profit and Loss Account and Balance Sheet for the year-ended December 31, 2004. The financial information presented in April 2005 remains subject to the ongoing development of IFRS and hence may change. The Group will keep shareholders and the financial community informed of the impact of any material changes as necessary.

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

        Revenue Recognition

        Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, VAT and other sales-related taxes. Revenue, which is recorded when earned, represents management, distribution, transfer agent and other fees. Management fee revenues are derived from providing professional expertise to manage client accounts and include fees received from institutional advisory contracts and retail mutual funds unit trusts, investment companies with variable capital and investment trusts. Management fees vary in relation to the type and level of client assets managed, and in certain cases are also based on investment performance. Such amounts are immaterial to consolidated revenues and are recorded only when the performance period is completed. Distribution fees include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Transfer agent fees are service fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor's name. Other fees include trading fees derived from generally non-recurring security or investment transactions and fees earned from the Group's banking subsidiaries, such as interest earned from balances available on demand from clients and credit institutions and commissions earned from derivative instruments.

         Interest income is accrued on cash and other interest-generating financial assets.

         Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.

        Goodwill

        The excess of the cost of companies acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves. This goodwill has been eliminated as a matter of accounting policy and will be charged or credited to the profit and loss account on subsequent disposal of the related businesses. Additional write-down is taken in the year if goodwill is deemed impaired.

        Under U.S. GAAP, goodwill is not subject to systematic amortization but is carried at cost less provision for impairment in value. Goodwill is required to be tested annually for impairment. Additional write-downs will be taken in the year if goodwill is deemed impaired. Prior to 2002, goodwill was amortized through the profit and loss account over an estimated useful life of 20 years.

        Impairment

        Tangible fixed assets and goodwill are subject to impairment reviews in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. Goodwill impairment reviews are conducted at an income generating unit level, and acquisitions are subject to impairment reviews at the end of the first full financial year following acquisition.

        The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the continued use of the assets, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment, and this loss is recognized in the profit and loss account in the period in which it occurs.

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

        Deferred sales commissions

        At December 31, 2004, we had a balance of (pound)57.8 million (2003:
(pound)77.7 million) in deferred sales commissions included in debtors on the balance sheet. This asset relates to the capitalization of paid sales commissions on sales of AUM containing contingent deferred sales charges and is being amortized over the redemption period of the related funds.

        Taxation

        Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on timing differences, calculated at the rate at which it is estimated that tax will be payable and is not discounted. Deferred tax assets are recognized when it is deemed more likely than not that there will be taxable profits in the future to offset these amounts. The assessment of available future profits is based on management expectations of future business performance.

        Exceptional Items

        Costs that are unusual due either to their size or incidence are categorized as exceptional items in the profit and loss account in the line item to which they relate. During 2004, a charge of (pound)249.7 million (2003:
(pound)84.9 million) was recorded in operating expenses related to U.S. regulatory investigations, internal restructuring, staff redundancies, and terminated project initiatives. Substantially all of these costs will be paid by the end of 2005.

A. Operating Results

        The following tables summarize revenues and profits by operating group before goodwill amortization and exceptional items for the periods indicated. We believe that operating profit before goodwill amortization and exceptional items is a more appropriate income amount for presentation, since it represents a more consistent measure of our year-by-year performance. Operating profit before goodwill amortization and exceptional items is a measure expressly permitted under U.K. GAAP and should be evaluated in the context of our U.K. GAAP results. See "Item 3. Key Information -- Selected Financial Data" for a reconciliation between operating profit before goodwill amortization and exceptional items and
(loss)/operating profit.

                                      Year Ended December 31, 2004
                   -----------------------------------------------------------
                                                                  Operating
                        Revenues            Expenses               Profit*
                   -----------------     ----------------      ---------------
                                          (In thousands)
AIM
     U.S.             (pound)443,085     (pound)(277,196)       (pound)165,889
     Canada                  174,417             (77,809)               96,608
                   -----------------     ----------------      ---------------
                             617,502            (355,005)              262,497
                   -----------------     ----------------      ---------------
 INVESCO
     U.S.                    187,235            (140,099)               47,136
     U.K.                    188,108            (164,279)               23,829
     Europe/Asia              77,773             (76,924)                  849
                    -----------------     ----------------      ---------------
                              453,116            (381,302)              71,814
                    -----------------     ----------------      ---------------
Private Wealth/Retirement      87,833             (85,300)               2,533
Corporate                          --             (38,169)            (38,169)
                    -----------------     ----------------      ---------------
                     (pound)1,158,451     (pound)(859,776)      (pound)298,675
                    -----------------     ----------------      ---------------
Net interest expense                                                  (28,828)
                                                                ---------------
Profit before taxation*                                         (pound)269,847
                                                                ===============

                                      Year Ended December 31, 2003
                   -----------------------------------------------------------
                                                                  Operating
                        Revenues            Expenses               Profit*
                    -----------------     ----------------      ---------------
                                          (In thousands)
AIM
     U.S.**            (pound)491,722     (pound)(301,167)       (pound)190,555
     Canada                   154,758             (77,177)               77,581
                    -----------------     ----------------      ---------------
                              646,480            (378,344)              268,136
                    -----------------     ----------------      ---------------
INVESCO
     U.S.**                   176,595            (135,396)               41,199
     U.K.                     174,164            (144,741)               29,423
     Europe/Asia               77,725             (77,385)                  340
                    -----------------     ----------------      ---------------
                              428,484            (357,522)               70,962
                    -----------------     ----------------      ---------------
Private Wealth/Retirement      83,106             (86,368)              (3,262)
Corporate                          --             (24,986)             (24,986)
                    -----------------     ----------------      ---------------
                     (pound)1,158,070     (pound)(847,220)       (pound)310,850
                    -----------------     ----------------      ---------------
Net interest expense                                                   (40,530)
                                                                ---------------
Profit before taxation *                                         (pound)270,320
                                                                ===============


                                      Year Ended December 31, 2002
                   -----------------------------------------------------------
                                                                  Operating
                        Revenues            Expenses               Profit*
                    -----------------     ----------------      ---------------
                                          (In thousands)
AIM
     U.S.              (pound)618,968     (pound)(374,046)       (pound)244,922
     Canada                   151,345             (73,702)               77,643
                    -----------------     ----------------      ---------------
                              770,313            (447,748)              322,565
                    -----------------     ----------------      ---------------
INVESCO
     U.S.                     202,445            (151,918)               50,527
     U.K.                     196,618            (165,555)               31,063
     Europe/Asia               85,628             (84,744)                  884
                    -----------------     ----------------      ---------------
                              484,691            (402,217)               82,474
                    -----------------     ----------------      ---------------
Private Wealth/Retirement      90,259             (95,688)              (5,429)
Corporate                          --             (32,685)             (32,685)
                    -----------------     ----------------      ---------------
                     (pound)1,345,263     (pound)(978,338)       (pound)366,925
                    -----------------     ----------------      ---------------
Net interest expense                                                   (45,997)
                                                                ---------------
Profit before taxation *                                         (pound)320,928
                                                                ===============

*    Before goodwill amortization and exceptional items.
** The prior year presentation of the Denver-based investment management team has been reflected in AIM U.S. to conform to the current year presentation of this group. Previous presentations included these amounts within INVESCO U.S.

Assets Under Management

The following table summarizes changes in assets under management by operating group for the periods indicated:

                             ASSETS UNDER MANAGEMENT

                                                    AIM                               INVESCO                         PWM
                                        ----------------------------- ----------------------------------------  ----------
                                Total       U.S.***           Canada        U.S.***           U.K.   Eur/Asia
                                                                   (in billions)
December 31, 2001              $397.9        $189.1            $22.1         $117.5          $38.1      $21.7        $9.4
Market gains/(losses)          (50.8)        (29.3)            (2.2)          (8.4)          (6.8)      (2.5)       (1.6)
Net new/(lost) business        (14.2)         (8.8)              1.8          (5.8)          (1.3)         --       (0.1)
Change in money
  Market funds                  (5.8)         (6.9)              0.1             --            1.2      (0.2)          --
Transfers                          --            --            (0.1)            0.1             --         --          --
Foreign currency*                 5.5            --              0.3            0.1            2.8        2.1         0.2
--------------------------------------------------------------------------------------------------------------------------
December 31, 2002               332.6         144.1             22.0          103.5           34.0       21.1         7.9
--------------------------------------------------------------------------------------------------------------------------
Market gains                     45.4          20.4              3.2           12.7            6.0        2.2         0.9
Net new/(lost) business        (10.6)         (6.5)               --          (0.5)          (0.4)      (2.8)       (0.4)
Change in money
  Market funds                 (10.7)        (10.1)               --             --          (0.5)      (0.1)          --
Transfers                          --           3.2               --          (0.2)          (2.9)         --       (0.1)
Acquisitions                      4.0            --               --            2.9             --         --         1.1
Foreign currency*                 9.9            --              3.5            0.1            2.8        3.4         0.1
--------------------------------------------------------------------------------------------------------------------------
December 31, 2003               370.6         151.1             28.7          118.5           39.0       23.8         9.5
--------------------------------------------------------------------------------------------------------------------------
Market gains                     26.0           7.3              2.7            8.1            5.6        2.0         0.3
Net new/(lost) business        (19.5)        (12.4)              0.7          (6.1)            1.5      (3.0)       (0.2)
Change in money
  Market funds                  (8.3)         (8.1)               --             --             --      (0.2)          --
Transfers                          --         (0.3)               --            0.2            0.6         --       (0.5)
Acquisitions                      6.1            --               --             --             --         --         6.1
Foreign currency*                 7.2            --              2.5            0.3            2.9        1.5          --
--------------------------------------------------------------------------------------------------------------------------
December 31, 2004              $382.1        $137.6            $34.6         $121.0          $49.6      $24.1       $15.2
--------------------------------------------------------------------------------------------------------------------------
December 31, 2004**      (pound)199.0   (pound)71.7      (pound)18.0    (pound)63.0    (pound)25.8(pound)12.6  (pound)7.9
--------------------------------------------------------------------------------------------------------------------------

*The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars. **Translated at $1.92 per (pound)1.00.
***The prior year presentation of the Denver-based investment management team has been reflected in AIM U.S. to conform to the current year presentation of this group. Previous presentations included these amounts within INVESCO U.S.

        Institutional money market funds, included above in the AIM U.S. column, amounted to $41.7 billion, $50.9 billion and $57.0 billion as of December 31, 2004, 2003 and 2002, respectively.

        Average AUM and average money market funds (MMF) included in the total AUM for the three years ended December 31, 2004 were:

      Year                     Average AUM                        Average MMF
      ----                     -----------                        -----------
      2004                    $371.3 billion                     $45.1 billion
      2003                     340.8 billion                      51.5 billion
      2002                     365.8 billion                      59.6 billion

         Average AUM for each business segment were as follows:

--------------------------------------------------------------------------------
$ billions
                                   2004                 2003                2002
--------------------------------------------------------------------------------
AIM
     U.S.                         140.8                143.1               164.4
     Canada                        31.2                 24.8                23.1

INVESCO
     U.S.                         118.3                107.7               111.1
     U.K.                          43.0                 34.2                36.3
     Europe/Asia                   24.5                 22.1                22.1

Private Wealth                     13.5                  8.9                 8.8
                          -------------         ------------      --------------
                                  371.3                340.8               365.8
--------------------------------------------------------------------------------

        Approximately 55% of the total funds under management were invested in equity securities and 45% were invested in fixed income and other securities at December 31, 2004, essentially unchanged from the end of the prior year (2002:
50% equity/50% fixed income). The equity securities were invested in the following disciplines at December 31, 2004: 34% in growth, 39% in core and 27% in value styles (2003: 32% in growth, 41% in core and 27% in value; 2002: 36% in growth, 38% in core and 26% in value).

Financial Results

         General

         Our revenues are influenced by three major factors: movements in global capital market levels, net new business flows (or net redemptions) and changes in the mix of investment products between equity and fixed income (equity products have a higher fee level than fixed income thus impacting revenue trends more significantly than fixed income products).

         The major capital markets experienced significant changes during 2004, 2003 and 2002, thus impacting materially our consolidated revenue levels. For example, changes in major markets during this period were:

                                                                Dow Jones Ind.
                                                                --------------
December 31,              S&P 500            NASDAQ               Average             FTSE 100              MSCI
------------              -------            ------               -------             --------              ----
2004                        1,212               2,175              10,783                4,814             1,480
2003                        1,112               2,003              10,454                4,477             1,242
2002                          880               1,336               8,342                3,940               890

        Compensation and related expenses continue to be the largest component of operating expenses, accounting for 63% of costs for 2004 (2003: 63%; 2002:
62%). The main categories of operating costs are as follows:

---------------------------------------------------------------------------------------------------------------------------------
(pound) millions                        2004       % of total           2003      % of total            2002      % of total
---------------------------------------------------------------------------------------------------------------------------------
Compensation and related costs         539.6              63           535.5              63           607.6             62
Technology                              81.2              10            90.9              11           104.5             11
Property and facilities costs           72.4               8            81.1              10            90.1              9
Marketing and sales                     70.6               8            69.6               8            91.3              9
Professional and other costs            96.0              11            70.1               8            84.8              9
                                 ------------     -----------     -----------     -----------     -----------    -----------
                                       859.8             100           847.2             100           978.3            100
---------------------------------------------------------------------------------------------------------------------------------

         Compensation and related costs have remained constant as a percentage of expenditure. It is critical for the success of AMVESCAP to be competitive in attracting and retaining the highest caliber employees. Technology and property costs have decreased reflecting improved efficiency. Professional and other costs have increased as the costs of auditors, insurance, legal and compliance have increased throughout the industry.

        2004 Compared with 2003

        During 2004, the dollar to sterling exchange rates were very volatile and had a significant impact on our operating results. As a consequence, comparisons of results, year over year, have become more difficult. The majority of the Group's operations are dollar denominated.

         Revenues for the Group amounted to (pound)1,158.5 million, compared with (pound)1,158.1 million in 2003. Operating expenses before goodwill amortization and exceptional items increased (pound)12.6 million (1.5%) to (pound)859.8 million (2003: (pound)847.2 million). Operating profit before goodwill amortization and exceptional items totaled (pound)298.7 million in 2004 (2003: (pound)310.9 million). The operating profit margin for 2004 was 25.8% (2003: 26.8%).

         (Loss)/profit before taxation for 2004 was (pound)(137.7) million, compared to (pound)36.4 million in 2003. We believe that profit before taxation, goodwill amortization and exceptional items is a more appropriate income amount for presentation, since it represents a more consistent measure of our year-by-year performance. Profit before taxation, goodwill amortization and exceptional items is a measure expressly permitted under U.K. GAAP and should be evaluated in the context of our U.K. GAAP results. See "Item 3. Key Information -- Selected Financial Data" for a reconciliation between profit before taxation, goodwill amortization and exceptional items and (loss)/profit before taxation. Profit before taxation, goodwill amortization and exceptional items amounted to (pound)269.8 million in 2004, compared with (pound)270.3 million in 2003. Diluted earnings per share before goodwill amortization and exceptional items amounted to 21.7p (2003: 23.2p) for the year-ended December 31, 2004.

         The effective tax rate for the Group increased to 35% from 30.6% in 2003. The increased rate more accurately reflects the actual rates in the U.S., Canada and the U.K., the tax jurisdictions where most of our tax liabilities arise. Prior year effective rates were lower as a result of utilizing loss carry-forwards and other tax deductible items not reflected in operating profit.

         Revenues arise substantially from management, service and distribution fees generated from AUM. As a result, changes in AUM directly affect our revenues. A summary of changes in AUM over the year is presented on page 19. AUM at December 31, 2004 reached $382.1 billion, an increase of $11.5 billion. Market gains provided $26.0 billion of this increase, while foreign exchange movements and the Stein Roe acquisition added a further $13.3 billion. This was offset by net outflows of $19.5 billion and changes in money market funds of $8.3 billion. Outflows arose primarily in the U.S. units, while flows were positive in Canada and the U.K. The outflows in Europe and Asia were partially as a consequence of account losses resulting from business rationalization. During the year, our average AUM was $371.3 billion versus $340.8 billion in 2003, a 9% increase.

         The Group recorded an exceptional charge of (pound)249.7 million in 2004. The restitution costs and penalties arising from the settlement of U.S. regulatory investigations accounted for (pound)208.9 million of this charge (see notes 3 and 24 to the Consolidated Financial Statements), and a further (pound)20.2 million are other costs associated with the investigation, primarily legal costs. In addition, the exceptional charge includes (pound)20.2 million for lease costs arising as a result of excess office space in the U.K. and the U.S. The provision reflects an estimate of the lease payments in excess of the expected sublease proceeds over the remaining lives of the leases.

         Stein Roe was acquired in March 2004 for consideration totaling (pound)87.6 million. During the year, Stein Roe has been integrated into our existing U.S. Private Wealth business. In March 2004, we completed the sale of the U.K. and Jersey Private Wealth businesses of this business segment, realizing a gain of (pound)3.8 million.

         We employed 6,693 people at the end of 2004, compared with 6,747 at the end of 2003. The decrease of 54 despite the addition of 160 through acquisition reflects our ongoing drive to improve efficiency.

         The profitability comparisons between 2004 and 2003 have been influenced by the following factors:

        o Global capital markets improved over 2004, with much of this improvement occurring in the fourth quarter of 2004. The FTSE 100 increased by 7.5%, the S&P 500 by 9%, NASDAQ by 8.6% and the Dow Jones Industrial Average by 3.1%, from December 31, 2003 to December 31, 2004.

        o The significant weakening of the U.S. dollar against pounds sterling that occurred in the second half of 2003 persisted throughout 2004. The average exchange rate was (pound)1.83 in 2004 versus (pound)1.65 in 2003, resulting in a decline of approximately (pound)21.2 million in operating profit ((pound)12.0 million after tax or 1.5p per diluted share) for 2004, compared with the prior year.

         AIM U.S.

        The AIM U.S. business reported revenues of (pound)443.1 million during 2004, compared with (pound)491.7 million during 2003. The decline is due to the weakening U.S. dollar and a 1.6% decrease in average asset levels during 2004. Operating expenses declined by (pound)24.0 million to (pound)277.2 million in 2004. Operating profits were (pound)165.9 million, compared with (pound)190.6 million in 2003. Operating profit margin for 2004 amounted to 37.4%, compared with 38.8% in the prior year, due to the decline in revenue offset by cost reductions. The group generated approximately $16.3 billion of gross sales and had net redemptions of $12.4 billion in 2004. Market gains of $7.3 billion partially offset these redemptions. AUM amounted to $137.6 billion at December 31, 2004, including $41.7 billion of institutional money market funds.

         AIM Canada

        The AIM Trimark business reported revenues of (pound)174.4 million during 2004, compared with (pound)154.8 million for the prior year. Operating profits were (pound)96.6 million in 2004, compared with (pound)77.6 million in 2003, and the operating profit margin was 55.4% in 2004. The group generated approximately $5.3 billion of gross sales in 2004 and net sales of $0.7 billion. Market gains were $2.7 billion for the year. As a result, average AUM increased 25.8% from 2003. AUM amounted to $34.6 billion at December 31, 2004.

         INVESCO U.S.

        The INVESCO U.S. business reported revenues and operating profits of (pound)187.2 million and (pound)47.1 million in 2004, compared with (pound)176.6 million and (pound)41.2 million for 2003, respectively. Operating profit margins improved from 23.3% in 2003 to 25.2% in the current year. Average AUM increased by $10.6 billion contributing to increase in revenue. Revenue also benefited from an increase of (pound)9.4 million in transaction fee revenues. The unit generated $19.6 billion in gross sales during 2004, and recorded net redemptions of $6.1 billion. AUM amounted to $121.0 billion at December 31, 2004. Increased expenses, due primarily to higher compensation costs, offset a portion of the revenue increase.

         INVESCO U.K.

        INVESCO U.K.'s revenues amounted to (pound)188.1 million for 2004, compared with (pound)174.2 million in 2003. Revenues increased with the rise in average AUM, but front end commission income decreased as a result of the transition from Unit Trusts to Investment Companies with Variable Capital that took place in the fourth quarter of 2003. Operating profits totaled (pound)23.8 million for the current year compared to (pound)29.4 million for the prior year. Operating expenses amounted to (pound)164.3 million in 2004, compared with (pound)144.7 million in 2003. The increases were the result of higher compensation costs and additional provisions for irrecoverable VAT. Operating profit margin was 12.7% in 2004 (2003: 16.9%). Gross sales for 2004 totaled approximately $11.3 billion, market gains totaled $5.6 billion, and net contributions were $1.5 billion for the year. AUM amounted to $49.6 billion at December 31, 2004.

         INVESCO Europe/Asia

        INVESCO Europe/Asia's revenues amounted to (pound)77.8 million for 2004, compared with (pound)77.7 million in 2003. Operating profits totaled (pound)0.8 million for the year-ended December 31, 2004, versus (pound)0.3 million for the prior year. Gross sales for 2004 totaled approximately $10.2 billion, market gains totaled $2.0 billion, and net redemptions were $3.0 billion for the year. AUM amounted to $24.1 billion at December 31, 2004.

         Private Wealth Management/Retirement

        Revenues for these businesses totaled (pound)87.8 million in 2004, compared with (pound)83.1 million in 2003. Operating profits totaled (pound)2.5 million, compared to operating losses of (pound)3.3 million in 2003. The completion of the Stein Roe acquisition in March 2004 added AUM of $7.5 billion, offset by $1.4 billion removed by the sale of the U.K. and Jersey Atlantic Wealth businesses.

        The additional costs associated with the acquisition were offset by costs reductions achieved elsewhere in the business, primarily in compensation costs derived from reductions in headcount. AUM were $15.2 billion at December 31, 2004. Net redemptions for the group amounted to $0.2 billion for 2004. In addition, AMVESCAP Retirement's assets under administration were $28.0 billion at December 31, 2004. This group services 1,115 plans with 569,000 participants at December 31, 2004.

         Corporate

        Corporate expenses include staff costs related to corporate employees, as well as continued expenditures in group-wide initiatives. In 2004, certain costs associated with the increased focus on risk management and executive management costs previously incurred in the business units were included in Corporate.

         Other Income/Expense

        Investment income increased to (pound)15.3 million in 2004, against (pound)7.7 million in 2003. The increase arose primarily from the gain on the sale of our U.K. and Jersey Atlantic Wealth businesses of (pound)3.8 million and a gain recognized on the sale of unlisted investments of (pound)3.1 million.

        Interest expense declined by (pound)4.2 million, partly as a result of lower average interest rates, but also aided by the weaker U.S. dollar, the underlying currency for substantially all Group debt. This was offset by costs of (pound)2.8 million associated with the tender offer for a portion of the May 2005 notes completed in December 2004.

        2003 Compared with 2002

        Profit before taxation for 2003 was (pound)36.4 million, compared to (pound)102.3 million in 2002. Profit before taxation, goodwill amortization and exceptional items is a more appropriate income amount for presentation, since it represents a more consistent measure of our year-by-year performance. Profit before taxation, goodwill amortization and exceptional items is a measure expressly permitted under U.K. GAAP and should be evaluated in the context of our U.K. GAAP results. See "Item 3. Key Information -- Selected Financial Data" for a reconciliation between profit before taxation, goodwill amortization and exceptional items and profit before taxation. Profit before taxation, goodwill amortization, and exceptional items amounted to (pound)270.3 million in 2003 compared with (pound)320.9 million in 2002, a 16% decline. Diluted earnings per share before goodwill amortization and exceptional items amounted to 23.2p (2002: 27.2p) for the year ended December 31, 2003. Operating profit before goodwill amortization and exceptional items totaled (pound)310.9 million in 2003 (2002: (pound)366.9 million).

        Global capital markets continued their decline from the beginning of 2002 into the second quarter of 2003 before beginning to show recovery in the second half of the year, with the FTSE 100 down by 23%, the S&P 500 by 15%, NASDAQ by 17%, and the Dow Jones Industrial Average by 10%, comparing June 30, 2003, with January 1, 2002. These improving equity markets and a successful program of expense reduction allowed us to grow earnings per share each quarter during 2003; however, as a result of weak market conditions at the start of the year, our average AUM for 2003 was $340.8 billion, a decline of $25.0 billion from the prior year, and our revenues fell to (pound)1.16 billion from (pound)1.35 billion in 2002.

        Our revenues were materially affected by these changes in global capital markets coupled with net sales/redemptions of AUM and the mix of equity to fixed income securities held in our portfolios during the year. A shift in our asset base to a 55%/45% split of equities versus fixed income (50%/50% for 2002) had a positive effect on our revenue comparisons between years.

        The Company recorded an exceptional charge of (pound)84.9 million in 2003. Of this total, (pound)62.1 million ((pound)39.7 million after tax and 4.9p per diluted share) related to costs associated with redundancy programs and expenses associated with internal reorganizations, primarily relating to the change in the U.S. retail organization and distribution structure. In addition, (pound)22.8 million ((pound)16.1 million after tax and 2.0p per diluted share) was recorded in the fourth quarter of 2003 relating to the legal and other costs incurred through the end of 2003 (plus an estimate of such costs, expected to arise in the first half of 2004) relating to the investigations then underway by the U.S. Securities and Exchange Commission and the Attorneys General of Colorado and New York (see Note 23 to the Consolidated Financial Statements).

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

         AIM U.S.

         The AIM U.S. business reported revenues of (pound)491.7 million during 2003, compared with (pound)619.0 million for the prior year. Operating expenses declined by (pound)72.9 million to (pound)301.2 million in 2003. Operating profits were (pound)190.6 million, compared with (pound)244.9 million in 2002. Operating profit margin for 2003 amounted to 38.8%, compared with 39.6% in the prior year, due to the decline in revenue offset by the cost reductions. The group generated approximately $23.3 billion of gross sales and had net redemptions of $6.5 billion in 2003. Market gains of $20.4 billion led to an increase in AUM for the year. AUM amounted to $151.1 billion at December 31, 2003, including $50.9 billion of money market funds.

         AIM Canada

         The AIM Trimark business reported revenues of (pound)154.8 million during 2003, compared with (pound)151.3 million for the prior year. Operating profits were (pound)77.6 million in both 2003 and 2002, and the operating profit margin was 50.1% in 2003. The group generated approximately $3.8 billion of gross sales in 2003. Market gains were $3.2 billion for the year. AUM amounted to $28.7 billion at December 31, 2003.

         INVESCO U.S.

         The INVESCO U.S. business reported revenues and operating profits of (pound)176.6 million and (pound)41.2 million in the 2003 period, compared with (pound)202.4 million and (pound)50.5 million for 2002, respectively. Operating profit margins declined from 25.0% in 2002 to 23.3% in the current year. This group generated approximately $20.0 billion in gross sales during 2003; market gains and net redemptions were $12.7 billion and $0.5 billion, respectively, for the year. AUM amounted to $118.5 billion at December 31, 2003.

         INVESCO UK

         INVESCO UK's revenues amounted to (pound)174.2 million for 2003, compared with (pound)196.6 million in 2002. Operating profit totaled (pound)29.4 million for the current year versus (pound)31.1 million for the prior year. The operating expenses amounted to (pound)144.7 million in 2003, a decrease of (pound)20.8 million from the prior year due in part to a headcount reduction of
293. The Group successfully completed the migration to the Global Fund Administration System platform late in the year, contributing to the reduced cost base in the last quarter of the year. Operating profit margin improved to 16.9% in 2003 (2002: 15.8%). Gross sales for 2003 totaled approximately $16.4 billion; market gains totaled $6.0 billion; and net redemptions were $0.4 billion for the year. AUM amounted to $39.0 billion at December 31, 2003.

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

B.  Liquidity and Capital Resources

        The ability to generate cash from operations in excess of capital expenditure and dividend requirements is one of AMVESCAP's fundamental financial strengths. Operations continue to be financed from share capital, retained profits and borrowings. Our principal uses of cash flow, other than for recurring operating expenses, include dividend payments, payments for exceptional charges, capital expenditures, acquisitions, purchase of shares in the open market to meet stock option and restricted stock obligations under existing plans and investments in certain new investment products.

         During 2004, we invested $22.4 million in new long-term capital investments and have committed $85.3 million to fund our obligations under these programs at the end of December 2004. We received $0.3 million in return of capital from such investments in 2004. During the fiscal years ended December 31, 2004, 2003 and 2002, our capital expenditures were (pound)28.2 million, (pound)37.4 million and (pound)59.3 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. In 2002, we capitalized as leasehold improvements certain costs associated with our move to new headquarters in London, England.

         Net debt at December 31, 2004 amounted to (pound)590.9 million (excluding client cash), compared with (pound)576.6 million at December 31, 2003. Earnings before interest, taxes, depreciation, amortization, exceptional items and certain non cash and other items ("EBITDA"), as defined in our new credit facility, were (pound)372.8 million, compared with (pound)386.6 million in the prior year. See the reconciliation of (loss)/profit before taxation to U.K. GAAP-based EBITDA and the reconciliation of U.K. GAAP-based EBITDA to U.S. GAAP-based EBITDA in "Item 3. Key Information--Selected Financial Data," included elsewhere herein.

        In December 2004, we issued and sold $500 million in new senior notes:
$300 million of five-year notes with a coupon of 4.5% due in 2009 and $200 million of 10-year notes with a coupon of 5.375% due in 2014. We also have outstanding $10 million of our 6.875% notes due 2006, $300 million of our 5.9% notes due 2007 and $350 million of our 5.375% notes due 2013. A tender offer was also completed for $320.5 million of the $400 million, 6.6% notes due in May 2005, and we paid for the remainder of these notes on May 16, 2005.

      As of December 31, 2004, (pound)78.7 million ($151.0 million) was drawn under our former five-year credit facility. At that date, we also maintained a $200 million 364-day credit facility that was undrawn as of December 31, 2004.

      On March 31, 2005, we entered into a new five-year $900 million credit facility with a group of lenders, which matures during 2010. The financial covenants under our new credit agreement include a leverage ratio of not greater than 3.25:1.00 (debt/EBITDA) and an interest coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters). This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries' ability to incur debt, transfer assets, merge, make loans and other investments and create liens. Those ratios during 2004 were as follows:

--------------------------------------------------------------------------------
                           Q1              Q2               Q3              Q4
--------------------------------------------------------------------------------
Debt/EBITDA               1.86            1.79             1.76            2.03
Coverage Ratio            8.91            9.66             9.51            8.42
--------------------------------------------------------------------------------

        Changes in our net debt position for 2004 are shown below. A substantial part of our debt is denominated in U.S. dollars and, therefore, the balances between 2003 and 2004 have been materially affected by fluctuations in the U.S. dollar/sterling exchange rates.

                                 December 31, 2004             December 31, 2003               (Decrease)/Increase
                           ------------------------------ ----------------------------- ----------------------------------
                               (pound)           $           (pound)           $            (pound)              $
                           -------------- --------------- -------------- -------------- ----------------- ----------------
                                                                   (in thousands)
Senior notes                     640,619       1,229,476        594,059      1,050,000            46,560          179,476
Credit facility                   78,679         151,000        130,127        230,000          (51,448)         (79,000)
Other, including foreign
     exchange                      5,328          10,226          6,079         10,744             (751)            (518)
                           -------------- --------------- -------------- -------------- ----------------- ----------------
Total Debt                       724,626       1,390,702        730,265      1,290,744           (5,639)           99,958
                           -------------- --------------- -------------- -------------- ----------------- ----------------

Cash                           (133,699)       (256,595)      (153,674)      (271,619)            19,975           15,024
                           -------------- --------------- -------------- -------------- ----------------- ----------------

Net Debt                         590,927       1,134,107        576,591      1,019,125            14,336          114,982
                           ============== =============== ============== ============== ================= ================

Exchange rates: 12/31/04 -- $1.92 per (pound)1.00; 12/31/03 -- $1.77 per
(pound)1.00

Financial commitments are as follows (payments due by period):

-------------------------------------------------------------------------------------------------
                                                Less than         1-3         3-5      More than
(pound)'000                           Total        1 year       years       years        5 years
-------------------------------------------------------------------------------------------------
Total debt                          724,626        41,411     240,322     156,315        286,578
Finance leases                            7             7          --          --             --
Operating leases(1)                 254,663        33,375      53,953      44,658        122,677
Acquisition provisions(2)            32,012         6,172      24,276          --          1,564
                             --------------- ------------- ----------- ----------- --------------
Total                             1,011,308        80,965     318,551     200,973        410,819
-------------------------------------------------------------------------------------------------

(1) Operating leases reflect obligations primarily for leased building space.
(2) Acquisition provisions reflect the National Asset Management retention payments and earn-out arrangements associated with the Stein Roe acquisition. Earn-out payments are based upon asset retention levels at the payment dates and conclude in March 2006. Any payments not made are reversed against the related goodwill balances. Retention payments are due annually, generally for the five years following the acquisition.

         The Group has not changed its financial instruments policies in the current year and does not hedge its operational foreign exchange exposures, except to the extent that the net assets of overseas subsidiaries are hedged by foreign currency borrowings. As a result, the Group's financial statements may be impacted by movements in U.S. dollar, Canadian dollar and Euro exchange rates compared to sterling. This is partially mitigated by incurring U.S. dollar denominated borrowings. Other than this, the Group does not actively manage its currency exposures. (See Note 25 to the Consolidated Financial Statements for quantitative information about financial instruments.)

        The company is subject to minimum regulatory capital requirements in most areas where it operates. The European Union has issued guidelines for bank capital adequacy, which could affect asset management firms, including AMVESCAP. AMVESCAP has been in discussions with the Financial Services Authority in the U.K. and continues to monitor developments in this area, plus other proposed changes in regulatory capital requirements in each country where we operate, to ensure we meet all capital and regulatory requirements of our businesses.

        The existing capital structure of the Group, together with the cash flow from operations and borrowings under the credit facility, will provide the Group with sufficient resources to meet present and future cash needs.

         We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

C. Research and Development, Patents and Licenses, etc.

         Not applicable.

D.  Trend Information

        These matters are discussed under Item 5A. and Item 5B. above where relevant.

E.  Off-Balance Sheet Arrangements

         The Group has participated in funding arrangements for the payment of mutual fund share sales commissions. Future revenue streams from 12b-1 fees and contingent deferred sales charges were sold at a purchase price equal to a percentage of the price at which each Class B share of the fund is sold. This funding arrangement in the U.S. expired in December 2003, and currently such sales are funded from internal cash flows. A similar program continues to exist in Canada. See note 27 to the Consolidated Financial Statements for a discussion of the difference in accounting treatment for these arrangements under U.S. generally accepted accounting principles.

        The principal purpose of the program is to fund sales commissions. This funding arrangement did not have a material impact on net income in 2004 or 2003. There is no recourse to the Group with respect to the proceeds from this program other than relating to normal and customary representations, warranties and indemnities. Such commission sales have been treated as off-balance sheet financing arrangements since inception of the program in 1995.

F.  Tabular Disclosure of Contractual Obligations

         These matters are discussed under Item 5B. above where relevant.

Dividends

        Our Board of Directors recommended, and our shareholders approved at the Annual General Meeting, a final dividend of 5.0 pence per ordinary share, resulting in a total dividend of 7.5 pence in 2004 (2003: 11.5p). The reduced dividend reflects the Board's policy of managing dividends in a prudent fashion, with due consideration given to profit levels, covenant constraints and overall debt levels.

        Under the U.K. Companies Act 1985, as amended, our ability to declare dividends is restricted to the amount of our distributable profits and reserves, which is the current and retained amounts of our profit and loss account, on an unconsolidated basis. At December 31, 2004, the amount available for dividends was (pound)53.1 million after accrual of the recommended final dividend for 2004.

Risk Factors

        Our revenues would be adversely affected by any reduction in assets under our management as a result of either a decline in market value of such assets or continued net outflows, which would reduce the investment management fees we earn.

      We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fees paid to us are typically based on the market value from time to time of assets under management. Assets under management may decline for various reasons. For any period in which revenues decline, our profits and profit margins may decline by a greater proportion because certain expenses remain relatively fixed. Factors that could decrease assets under management (and therefore revenues) include the following:

      Declines in the market value of the assets in the funds and accounts managed. These could be caused by price declines in the securities markets generally or by price declines in the market segments in which those assets are concentrated. Approximately 55% of our total assets under management were invested in equity securities and 45% were invested in fixed income and other securities at December 31, 2004. The effect of market price declines will be compounded if the funds and accounts managed underperform the applicable market or segment.

      Redemptions and other withdrawals from, or shifting among, the funds and accounts managed. These could be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities) reducing their investments in mutual funds in general or in the market segments on which AMVESCAP focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by AMVESCAP; and portfolio risk characteristics, which could cause investors to move funds to other investment managers. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreases in revenues to us. Failure of our funds to perform well could, therefore, have a material adverse effect on us. During 2004, we experienced net outflows of approximately $19.5 billion. Furthermore, the fees we earn vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if clients shift their investments to these lower fee accounts.

        Our business is dependent on investment advisory agreements that are subject to termination or non-renewal, and our mutual fund and other investors may withdraw their funds at any time.

      Substantially all of our revenues are derived from investment advisory agreements with mutual funds and other separate and private accounts. Investment management contracts are generally terminable upon thirty or fewer days' notice. With respect to agreements with U.S. mutual funds, these investment advisory agreements may be terminated by either party with notice, or terminated in the event of an "assignment" (as defined in the Investment Company Act of 1940, as amended), and must be approved and renewed annually by the disinterested members of each fund's board of directors or trustees, or its shareowners, as required by law. In addition, the board of trustees or directors of certain funds and separate and private accounts of AMVESCAP or our subsidiaries generally may terminate these investment advisory agreements upon written notice for any reason. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts, redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Any termination of or failure to renew a significant number of these agreements, or any other loss of a significant number of our clients or assets under management, would adversely affect our revenues and profitability.

        We operate in an industry that is highly regulated in the U.S. and numerous foreign countries, and any adverse changes in the regulations governing our business could decrease our revenues and profitability.

      As with all investment management companies, our operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities and the activities of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, the imposition of fines and censures on our employees or us and the imposition of additional capital requirements. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us. For example, changes have been made and others are proposed in EU regulatory capital requirements for regulated investment firms and banking groups. Depending on the way they are implemented at the EU Member State level and upon the final form of those changes, we may face a regulatory capital shortfall, may be required to limit distributions from certain subsidiaries or may need to modify our operating group composition and structure in order to comply. The most recent draft of the relevant EU Directives do, however, retain the ability for certain groups to receive a waiver from the full consolidated supervision requirements, which we may be able to obtain if necessary. Pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase our costs of doing business and/or negatively affect our revenues. To the extent that existing regulations are amended or future regulations are adopted that reduce the sale, or increase the redemptions, of our products and services, or that negatively affect the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

        Various governmental enforcement actions and investigations and ongoing civil litigation relating to certain practices in the mutual fund industry could adversely affect our assets under management and future financial results, and increase our costs of doing business.

      Over the past 20 months, the mutual fund industry as a whole, and the AIM and INVESCO complexes in particular, have been the subject of numerous regulatory investigations and civil lawsuits pertaining to a wide variety of issues, including but not limited to market timing activity. The lawsuits and investigations described below may adversely affect investor and/or client confidence, which could result in a decline in assets under management. Any such decline in assets under management would have an adverse effect on future financial results and our ability to grow the business.

      In December 2003, the SEC, the NYAG's Office and the Colorado Attorney General's Office brought civil enforcement actions against INVESCO Funds Group, Inc. ("IFG"), the former advisor to the INVESCO mutual funds, based on market timing activities by certain investors in the funds; the SEC also named IFG's former CEO and President, Raymond Cunningham, as a defendant. The SEC and the NYAG's Office also instituted separate investigations into market timing activity in the mutual funds advised by A I M Advisors, Inc. ("AIM Advisors"). A number of other regulators from other jurisdictions also requested information from AMVESCAP, AIM, IFG and certain affiliated entities relating to market timing; AMVESCAP, AIM, IFG and certain affiliated entities fully cooperated with such requests.

      On September 7, 2004, AMVESCAP announced agreements in principle with the SEC, the NYAG, the State of Colorado Attorney General, the Colorado Division of Securities and the Secretary of the State of Georgia. The agreements were finalized on October 8, 2004. The agreements settle all claims against IFG filed in 2003 by the SEC, New York and Colorado. The agreements also conclude the investigations with respect to AIM Advisors and IFG by each of the participating regulators. IFG agreed to a total payment of $325 million, of which $110 million was a civil penalty, to be paid into a Fair Fund in two installments, the first of which was paid in December 2004 and the second of which will be paid in December 2005. AIM Advisors and AIM Distributors, Inc. ("ADI") agreed to a total payment of $50 million, of which $30 million was a civil penalty, that was paid into a Fair Fund in November 2004. The amounts in the Fair Funds will be distributed to affected current and former shareholders in the AIM and INVESCO funds in accordance with the terms of a distribution plan to be established by an Independent Distribution Consultant and approved by the SEC and the independent board members of the AIM Funds. IFG also agreed to pay $1.5 million to the Colorado regulators, and IFG and AIM agreed to pay $175,000 to Georgia.

       In addition, under its agreement with the NYAG's Office, AIM agreed to reduce management fees charged to investors in the AIM and INVESCO mutual funds for five years beginning on January 1, 2005. The reduction in percentage fee rates, as applied to assets under management as of July 1, 2004, would result in a $15 million annual reduction in fees. The actual reduction in fees, however, will vary as assets under management increase or decrease.

       The settlements described above do not resolve the investigations and inquiries by non-participating regulators into market timing in the AIM and INVESCO Funds. On April 12, 2005, a non-participating regulator, the Attorney General of West

Virginia ("WVAG"), filed a lawsuit against AIM Advisors, IFG and ADI, as well as numerous unrelated mutual fund complexes and financial institutions, based on allegations pertaining to market timing activity during the same time periods covered by the NYAG and SEC settlement. The WVAG's complaint alleges, in substance, that AIM, IFG and ADI engaged in unfair competition and/or unfair or deceptive trade practices by failing to disclose in the prospectuses for the AIM Funds, including those formerly advised by IFG, that they had entered into certain arrangements permitting market timing of such Funds. If AIM is unsuccessful in its defense of the WVAG proceedings, it could be barred from serving as an investment adviser for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could affect the ability of AIM or any other investment advisor directly or indirectly owned by AMVESCAP, from serving as an investment advisor to any registered investment company. If these results occur, AIM will seek exemptive relief from the SEC to permit it to continue to serve as an investment advisor; however, the SEC may not grant such exemptive relief. AMVESCAP cannot predict whether any other non-participating regulator will pursue legal action against any AMVESCAP affiliate in the future based on alleged market timing activity and/or related issues. AMVESCAP and its affiliates have cooperated and will continue to cooperate fully in any investigations and inquiries by non-participating regulators.

      In addition to the above settled governmental enforcement actions, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with AMVESCAP (including certain INVESCO funds, certain AIM funds, IFG, AIM Advisors, A I M Management Group Inc. (the parent of AIM Advisors), AMVESCAP, certain related entities and certain of their current and former officers and trustees). The allegations in many of these cases are based primarily upon the allegations in the enforcement actions described above, namely, that by allowing "market timing" trading, these parties violated the anti-fraud provisions of the federal securities laws and/or breached their fiduciary duties to the funds and/or individual investors. Certain other lawsuits allege that one or more of AMVESCAP's funds charged excessive fees, engaged in unlawful distribution practices, failed to adequately pursue recoveries for shareholders in class actions, inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. These lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), (iii) breach of fiduciary duty and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM Advisors be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, with interest and the payment of attorneys' and experts' fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. All lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland, referred to as the MDL Court, for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (1) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM funds (formerly owned by INVESCO); (2) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM funds and fund registrants (formerly owned by INVESCO); and (3) an Amended Class Action Complaint for Violations of the ERISA purportedly brought on behalf of participants in AMVESCAP's 401(k) plan. Plaintiffs in one of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. AMVESCAP cannot predict the outcome of these actions or any of the other actions mentioned above with certainty but intends to defend them vigorously.

       The asset management industry is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which AMVESCAP operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. In particular, the U.S. mutual fund industry as a whole is currently subject to regulatory inquiries related to a wide range of issues including, among others, IPO allocations, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. Certain of AMVESCAP's subsidiaries and related entities, certain of their respective current and former officers and/or certain of their advised funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of these issues.

       Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which the Group operates. Moreover, public trust and confidence are critical to AMVESCAP's business, and any material loss of investor and/or client confidence could result in a decline in assets under management, which would have an adverse effect on future financial results and ability to grow the business.

        Our investment management professionals are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.

      Retaining highly skilled technical and management personnel is important to our ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the volatility of the markets has increased and the investment management industry has experienced growth. The market for investment managers is also increasingly characterized by the frequent movement of investment managers among different firms. In addition, since individual investment managers often maintain a strong, personal relationship with their clients that is based on their clients' trust in the manager, the departure of a manager could cause the loss of client accounts, which could have a material adverse effect on the results of operations and financial condition of AMVESCAP. Our policy has been to provide our investment management professionals with compensation and benefits that we believe are competitive with other leading investment management firms. However, we may not be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse effect on our revenues and profitability.

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

      We and our business units compete in every market in which we operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of our competitors. These strengthened competitors seek to expand their market share in many of the products and services we offer. If successful, our profitability would be adversely affected. In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, has also resulted in increased competition.

       Demand for our mutual fund products may decline, harming our business. The marketplace for investment products is rapidly changing: investors are becoming more sophisticated; the demand for and access to investment advice and information are becoming more widespread; and more investors are demanding investment vehicles that are customized to their personal situations. Consequently, the increasing availability of alternative product types, such as hedge funds, exchange traded funds and separate accounts, may result in a decline in the demand for our mutual fund products, which would adversely affect our business.

        Our substantial indebtedness could adversely affect our financial position.

        We have a significant amount of indebtedness. As of December 31, 2004, we had outstanding total debt of (pound)724.6 million, net debt of (pound)590.9 million and shareholders' funds of (pound)1.9 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Any or all of the above factors could materially adversely affect our financial position.

        Our credit facility imposes restrictions on our ability to conduct business and, if it were to be accelerated, we might not have sufficient assets to repay it in full.

      On March 31, 2005, we entered into a new five-year revolving credit facility that refinanced and replaced our existing one-year and five-year credit facilities. Our new credit facility requires us to maintain specified financial ratios, including maximum debt-to-earnings and minimum interest coverage ratios. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries' ability to incur debt and restrict our ability to transfer assets, merge, make loans and other investments and create liens. The breach of any covenant would result in a default under the credit facility. In the event of any such default, lenders that are party to the credit facility could require all amounts borrowed under the credit facility, together with accrued interest and other fees, to be immediately due and payable. If any indebtedness under the credit facility were to be accelerated, we might not have sufficient assets to repay such indebtedness in full.

        Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

      We sell a portion of our investment products through a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. Increasing competition for these distribution channels could cause our distribution costs to rise, which would lower our net revenues. Additionally, certain of the intermediaries upon whom we rely to distribute our investment products also sell their own competing proprietary funds and investment products, which could limit the distribution of our products. Additionally, if one of our major distributors were to cease their operations, it could have a significant adverse affect on our revenues and earnings. Moreover, any failure to maintain strong business relationships with these distribution sources would impair our ability to sell our products, which could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

        Our business is vulnerable to failures in support systems and customer service functions that could lead to loss of customers or claims against us or our subsidiaries.

      The ability to consistently and reliably obtain securities pricing information, process shareowner transactions and provide reports and other customer service to the shareowners of funds managed by us is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing shareowner transactions or providing reports, and any inadequacies in other customer service, could alienate customers and potentially give rise to claims against us or our subsidiaries. Our and our subsidiaries' customer service capability, as well as our ability to obtain prompt and accurate securities pricing information and to process shareowner transactions and reports, is highly dependent on communications and information systems and on third-party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in operations.

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

        We have goodwill and investment balances on our balance sheet that are subject to an annual impairment review. Intangible assets and goodwill totaled (pound)2.3 billion at December 31, 2004. We may not realize the value of such investment balances and goodwill. We perform impairment reviews of the book values of goodwill and investments on a regular basis. A variety of factors could cause such book values to become impaired. Should valuations be deemed to be impaired, a write-down of the related asset would occur, adversely affecting our results of operations for the period.

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

      U.S. securities laws may restrict the ability of U.S. persons who hold American Depositary Shares to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable to, or choose not to, register those securities under the U.S. securities laws and are unable to rely on an exemption from registration therefrom. If we issue any securities of this nature in the future, we may issue such securities to the Depositary for the American Depositary Shares, which may sell those securities for the benefit of the holders of the American Depositary Shares. We cannot offer any assurance as to the value, if any, the Depositary would receive upon the sale of those securities.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

        The following table identifies our current directors and members of senior management.*

Name                                        Age     Position
----                                        ---     --------
Charles W. Brady(a,c)                       69      Executive Chairman; Chief Executive Officer; Director
Rex D. Adams(b,c,d)                         64      Non-Executive Director
Sir John Banham(b,c,d)                      64      Non-Executive Director
Joseph R. Canion(b,c,d)                     60      Non-Executive Director
Dr. Thomas R. Fischer(b,c,d)                57      Non-Executive Director
Jean-Baptiste de Franssu(a)                 41      Chief Executive Officer of INVESCO Continental Europe
Robert H. Graham(a)                         58      Vice Chairman, Board of Directors; Chairman of AIM Division
Hubert L. Harris, Jr.(a)                    61      Chief Executive Officer of INVESCO North America
Erick R. Holt(a)                            52      General Counsel
Karen D. Kelley(a)                          44      President of Fund Management Company; Director of Cash Management of AIM
                                                        Division
Denis Kessler(b,c,d)                        52      Non-Executive Director
Edward Lawrence(b,c,                        63      Non-Executive Director
Andrew Tak Shing Lo(a)                      43      Chief Executive Officer of INVESCO Asia Pacific
Bevis Longstreth(b,c,d)                     71      Non-Executive Director
John "Jack" S. Markwalter, Jr.(a)           45      Chief Executive Officer of Private Wealth Division
David A. Ridley(a)                          52      Chief Executive Officer of INVESCO Alternatives Group
James I. Robertson(a)                       47      Director; Chief Financial Officer; Executive Vice President of AMVESCAP
                                                        PLC
John D. Rogers(a)                           43      Director; Chief Executive Officer of INVESCO Division; Executive Vice
                                                        President of AMVESCAP PLC
Philip A. Taylor(a)                         50      Chief Executive Officer of AIM Trimark Investments
Mark H. Williamson(a)                       53      Chief Executive Officer of AIM Divisions; Executive Vice President of
                                                        AMVESCAP PLC

------------
* None of our directors or members of senior management has any family relationship with any other director or member of senior management.
(a)  Member of the Executive Management Committee
(b)  Member of the Audit Committee
(c)  Member of the Nomination and Corporate Governance Committee
(d)  Member of the Remuneration Committee

Charles W. Brady (69) Executive Chairman (USA)
Charles Brady has served as executive chairman of the Board of Directors of our company since 1993, chief executive officer of our company since 1992 and a director of our company since 1986. He was a founding partner of INVESCO Capital Management Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a B.S. from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a director of the Atlanta College of Art, trustee of the Georgia Tech Foundation and the Carter Library, and director of the National Bureau of Asian Research.

Rex D. Adams (64) Non-Executive (USA)
Rex Adams has served as a non-executive director of our company since November 2001 and is chairman of the Remuneration Committee. Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is now a professor of business administration. He joined Mobil International in London in 1965 and served as executive vice president of administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the boards of directors of Allegheny Corporation, PBS and Vintage Petroleum.

Sir John Banham (64) Non-Executive (UK)
Sir John Banham has served as a non-executive director of our company since 1999 and is chairman of the Nomination and Corporate Governance Committee. He is chairman of both Whitbread PLC and Geest plc. Sir John was director general of the Confederation of British Industry from 1987 to 1992, a director of both National Power and National Westminster Bank from 1992 to 1998, chairman of Tarmac PLC from 1994 to 2000 and chairman of Kingfisher PLC from 1995 to 2001. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

Joseph R. Canion (60) Non-Executive (USA)
Joseph Canion has served as a non-executive director of our company since 1997. He was a director of AIM from 1991 through 1997, when AIM merged with INVESCO. Since 1992, Mr. Canion has served as chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, chief executive officer, president and a director of Compaq Computer Corporation.

Dr. Thomas R. Fischer (57) Non-Executive (Germany)
Dr. Thomas R. Fischer has served as a non-executive director of our company since February 2004. He is chairman of the Managing Board at WestLB AG. Dr. Fischer began his career working for Varta Batterie AG before joining Deutsche Bank AG in 1985 as deputy director of corporate development. While at Deutsche Bank, he assumed a number of jobs with increasing responsibility, ultimately serving as chief operating officer and a member of the Management Board. Dr. Fischer is also a member of the Audi AG and TUI AG Boards as a non-executive director, and holds a Ph.D. in business economics from the University of Freiburg.

Jean-Baptiste de Franssu (41) Chief Executive Officer of INVESCO Continental Europe (France)
Jean-Baptiste de Franssu has served as a member of the Executive Management Committee of our company since May 2001 and chief executive officer of INVESCO Continental Europe since 1999. He is also a member of the INVESCO Management Committee where, in addition to his European responsibilities, he leads the worldwide brand and product line management efforts. He joined our company as managing director of INVESCO France in 1990 after four years spent as a director of Groupe Caisse des Depots et Consignations in France. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a B.A. from Middlesex University in the U.K. and post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Robert H. Graham (58) Vice Chairman & Chairman of AIM Division (USA)
Robert Graham has served as vice chairman of the Board of Directors of our company since February 2001, a director of our company since 1997 and chief executive officer of the managed products division from 1997 to January 2001. Mr. Graham is chairman of the AIM division, which includes A I M Management Group Inc., a company he co-founded in 1976. Mr. Graham received a B.S., an M.S. and an MBA from the University of Texas at Austin and has been in the investment business since 1972. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

Hubert L. Harris, Jr. (61) Chief Executive Officer of INVESCO North America
(USA)
Hubert Harris has served as chief executive officer of INVESCO North America since August 2003 and a director of our company from 1993 to February 1997, and from 1998 to December 2004. He was chief executive officer of AMVESCAP Retirement from 1998 until 2003. He served as assistant director of the Office of Management and Budget in Washington, DC, during President Carter's administration and president and executive director of the International Association for Financial Planning. Mr. Harris serves as a trustee and member of the Executive Committee of the Georgia Tech Foundation and vice president and member of the Executive Committee of the National Defined Contribution Council. Mr. Harris received a B.S. from the Georgia Institute of Technology and an MBA from Georgia State University.

Erick R. Holt (52) General Counsel (USA)
Erick Holt has served as a member of the Executive Management Committee of our company and general counsel since January 2003. Before joining our company as group compliance officer in July 1999, he worked at Citibank as director of compliance for the investment products and distribution division. Mr. Holt began his career at Bronson, Bronson & McKinnon in San Francisco in 1979. He joined Dean Witter Reynolds in 1984, was named assistant general counsel in 1987 and became director of compliance in 1989. He received an A.B. with honors from the University of California and a J.D. from the University of San Francisco, where he was an editor of the Law Review. He is a member of the International Committee of the Investment Company Institute and the NASD's District 7 Business Conduct Committee.

Karen Dunn Kelley (45) President of Fund Management Company & Director of Cash Management of AIM Division (USA)
Karen Dunn Kelley has served as a member of the Executive Management Committee of our company since February 2004 and as director of cash management, president of Fund Management Company and managing director of A I M Capital Management, Inc. since 2001. She also serves as vice president of A I M Advisors, Inc. and director of AIM Global, and is on the AIM Global Management Company, Ltd. and Short-Term Investments Co. Global Series of Funds Boards. Ms. Kelley held positions at Drexel Burnham Lambert and Federated Investors Inc. before joining A I M Management Group Inc. as a money market portfolio manager in 1989 and becoming chief money market officer in 1992. She received a B.S. magna cum laude from Villanova University's College of Commerce and Finance.

Denis Kessler (52) Non-Executive (France)
Denis Kessler has served as a non-executive director of our company since March 2002. A noted economist, Mr. Kessler is chairman and chief executive officer of SCOR. He is chairman of the Boards of Directors of SCOR U.S. Corporation, SCOR Life U.S. Reinsurance and SCOR Reinsurance Company, and serves as a member of the Boards of Directors of Dexia SA, BNP Paribas, Bollore Investissement SA, Dassault Aviation and Cogedim. Mr. Kessler received a Diplome from the Paris Business School (HEC) and a Doctorat d'Etat in economics from the University of Paris.

Edward P. Lawrence (63) Non-Executive (USA)
Edward Lawrence has served as a non-executive director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm's trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the board of the Attorneys' Liability Assurance Society, Ltd., is chairman of the Board of the Massachusetts General Hospital and is trustee of both Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

Andrew T.S. Lo (43) Chief Executive Officer of INVESCO Asia Pacific (China) Andrew Lo has served as a member of the Executive Management Committee of our company since May 2001 and chief executive officer of INVESCO Asia Pacific since February 2001. He joined our company as managing director for INVESCO Asia in 1994. Mr. Lo began his career as credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to early 1994. Mr. Lo was chairman of the Hong Kong Investment Funds Association from 1996 to 1997, a member of the Council to the Stock Exchange of Hong Kong from 1997 to February 2000 and a member of the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to March 2001. He received a B.S. and an MBA from Babson College in the U.S.

Bevis Longstreth (71) Non-Executive (USA)
Bevis Longstreth has served as a non-executive director of our company since 1993 and is chairman of the Audit Committee. Mr. Longstreth was a partner at Debevoise & Plimpton from 1970 to 1981, and from 1984 to 1997. He was a commissioner of the Securities and Exchange Commission from 1981 to 1984. In 1999, Mr. Longstreth was appointed by the Public Oversight Board to the Panel on Audit Effectiveness, which conducted a study resulting in a report calling for major audit reform. In 2004, he was appointed by the newly-empowered Public Company Accounting Oversight Board to its Standing Advisory Group, on which he now sits. Mr. Longstreth is a frequent writer on issues of corporate governance, banking and securities law, and is the author of "Modern Investment Management and the Prudent Man Rule" (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School, and is a trustee of the College Retirement Equities Fund (CREF) and a member of the Board of Directors of Grantham Mayo & Von Otterloo LLC, a Boston-based investment management firm.

John "Jack" S. Markwalter Jr. (45) Chief Executive Officer of Private Wealth Management Division (USA)
Jack Markwalter has served as chief executive officer and president of Atlantic Trust, the private wealth management division of AMVESCAP, since January 2004 and a member of the Executive Management Committee since October 2004. He joined Atlantic Trust as head of business development in 2002 and has over 18 years of experience in private wealth management, having previously worked at Morgan Stanley since 1986. Mr. Markwalter received a B.S. with highest honors from Georgia Institute of Technology and an MBA from Harvard Business School. He serves as chairman of the Helen Keller Foundation and is a member of the Board of Trustees for Georgia Institute of Technology's Alexander-Tharpe Fund, Board of Trustees for Pace Academy and Board of Directors for St. Joseph's Hospital Mercy Foundation.

David A. Ridley (52) Chief Executive Officer of INVESCO Alternatives Group (USA) David Ridley has served as managing partner of INVESCO Real Estate since its inception in 1983, chief executive officer of the INVESCO alternatives group since April 2004 and a member of the Executive Management Committee of our company since October 2004. He is also chairman of the INVESCO Real Estate Executive Committee and sits on the Direct U.S. Real Estate, Global Real Estate Securities and European Real Estate committees. He has extensive experience in the alternative asset class, having worked for over 29 years in the discipline. Mr. Ridley received a Bachelor of Business Administration in finance from the University of Texas at Austin. He holds key memberships with institutions such as Urban Land Institute, Pension Real Estate Association and National Association of Real Estate Investment Managers.

James I. Robertson (47) Executive Vice President & Chief Financial Officer (UK) James Robertson has served as chief financial officer and a member of the Board of Directors of our company since April 2004, and as a member of the Executive Management Committee of our company since March 1999. He joined our company as director of finance and corporate development for INVESCO's Global division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became managing director of global strategic planning in 1996 and has served as chief executive officer of AMVESCAP Group Services, Inc. since 2001. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers (43) Executive Vice President & Chief Executive Officer of INVESCO Division (USA)
John Rogers has served as an executive director of our company since March 2004 and chief executive officer of INVESCO Institutional and a member of the Executive Management Committee of our company since December 2000. He became chief executive officer of the INVESCO division in January 2003. He joined the company as chief investment officer and president of INVESCO's Tokyo office in 1994 and became chief executive officer and co-chief investment officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a B.A. cum laude from Yale University and an M.A. from Stanford University. He is a chartered financial analyst.

Philip A. Taylor (50) Chief Executive Officer of AIM Trimark Investments
(Canada)
Philip Taylor has served as chief executive officer of AIM Trimark Investments since January 2002 and became a member of the Executive Management Committee of our company in January 2003. He joined AIM Funds Management Inc. in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. Mr. Taylor was president of Canadian retail broker Investors Group Securities Inc. from 1994 to 1997 and managing partner of Meridian Securities from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor received an Honors B. Comm. degree from Carleton University and an MBA from the Schulich School of Business at York University.

Mark H. Williamson (52) Executive Vice President & Chief Executive Officer of AIM Division (USA)
Mark Williamson has served as a member of the Executive Management Committee of our company since December 1999 and became chief executive officer of the AIM division in January 2003. He was chief executive officer of the managed products division from February 2001 to December 2002 and chairman and chief executive officer of INVESCO Funds Group Inc. from 1998 to December 2002. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named managing director in 1988. He became chairman and chief executive officer of NationsBank's mutual funds and brokerage subsidiaries in 1997. Mr. Williamson graduated from the University of Florida and is a member of the Board of Directors of ICI Mutual Insurance Company.

Company Secretary: Michael S. Perman FCIS

B.  Compensation

        Information for Messrs. de Franssu, Holt, Lo, Markwalter, Ridley, Rogers, Taylor and Williamson and Ms. Kelley is included in the tables below under the references to other senior management as a group as permitted by SEC rules. The other members of our Executive Management Committee also serve as directors of our company and are not included in references to other senior management as a group.

        Salary, Bonus and Other Benefits

        The remuneration of our executive chairman, executive directors, other senior management as a group and non-executive directors during the fiscal year ended December 31, 2004 is set forth in the following tables:

(pound)'000                           Salary(a)           Variable compensation(a,b)    Benefits(a,d)           Total(a)
-----------                     -------------------       -------------------------- ------------------      ------------
Executive Chairman:
Charles W. Brady                         309                        641                      32                   982

Executive Directors:
The Hon. Michael D. Benson(l)            357                        352                      37                   746
Robert H. Graham                         273                         61                      24                   358
Hubert L. Harris, Jr.(h)                 241                        293                      26                   560
Robert F. McCullough(i)                   75                         77                       9                   161
James I. Robertson(j)                    146                        401                      14                   561

Other Senior Management
   as a Group (Twelve Persons)         2,180                      4,550                     210                 6,940

Non-Executive Directors:
Rex D. Adams                              55                         --                      --                    55
Sir John Banham(e)                        65                         --                      --                    65
Diane P.  Baker(k)                        14                         --                      --                    14
Joseph R. Canion(c)                       55                         --                      --                    55
Dr. Thomas R. Fischer(e,g)                65                         --                      --                    65
Denis Kessler(e)                          65                         --                      --                    65
Edward P. Lawrence(f)                     14                         --                      --                    14
Bevis Longstreth(c)                       55                         --                      --                    55
Stephen K. West(m)                        55                         --                      --                    55
---------------------------------------------------------------------------------------------------------------------------

(a) Underlying amounts for U.S.-domiciled directors have been translated at the average foreign exchange rate of $1.83/(pound)1.00 for 2004.
(b) In 2004, approximately 15% of the variable compensation was paid into the GSP and used to purchase shares of the Company on the open market. See "AMVESCAP Global Stock Plan ("GSP")," included elsewhere herein.
(c) A portion of compensation was deferred pursuant to the AMVESCAP Deferred Fees Share Plan.
(d) Includes contributions to a defined contribution pension scheme as follows: C.W. Brady ((pound)11,000); The Hon. M.D. Benson ((pound)36,000); R.H. Graham and H.L. Harris, Jr. ((pound)16,000); R.F. McCullough ((pound)5,000); J.I. Robertson ((pound)10,000); other senior management as a group (twelve persons) ((pound)117,000). Our non-executive directors do not participate in any pension scheme.
(e) Includes (pound)10,000 for service on the INVESCO European Advisory Board for 2004.
(f)     Appointed October 12, 2004.
(g)     Appointed January 29, 2004.
(h)     Resigned December 31, 2004.
(i)     Retired April 29, 2004.
(j)     Appointed April 29, 2004.
(k)     Resigned February 27, 2004.
(l)     Resigned March 31, 2005.
(m)     Retired April 28, 2005.

        Option Grants

        We granted the following options to purchase our Ordinary Shares to the following executive directors and other senior management as a group during 2004. We did not grant any options to our non-executive directors during 2004.

                                                                                            Option
                                                                                           Exercise
Name                                                          Number of Shares               Price              Expiration Date
----                                                          ----------------               -----              ---------------
Charles W. Brady                                                     200,000                 319.25p             December 2014
The Hon. Michael D. Benson                                           100,000                 319.25p             December 2014
Robert H. Graham                                                     100,000                 319.25p             December 2014
Hubert L. Harris, Jr.                                                100,000                 319.25p             December 2014
James I. Robertson                                                   100,000                 319.25p             December 2014
Other senior management as a group (nine persons)                    800,000                 319.25p             December 2014

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

        AMVESCAP Global Stock Plan ("GSP")

        The GSP is a remuneration scheme for senior executives. There were approximately 317 participants in the GSP at December 31, 2004. This profit-linked variable compensation plan is paid annually into a discretionary employee benefit trust, which then purchases shares of the Company from time to time in the open market. These shares are allocated within the trust and are distributed to the participants at the end of a three-year vesting period, unless the individual elects to defer distribution until retirement or termination of employment. Prior to 2002, all shares were held in the trust until retirement or termination of employment. The trust held 35,211,858 Ordinary Shares on December 31, 2004, and 34,695,182 Ordinary Shares on February 28, 2005, including 26,224,640 Ordinary Shares at December 31, 2004 and February 28, 2005, to partially cover the obligations of the long-term incentive plan described below. On February 28, 2005, our executive directors and other senior management as a group had interests in the Ordinary Shares held by the AMVESCAP Global Stock Plan as set forth in the table below.

Name                                                                  Interest
----                                                                  --------
Charles W. Brady                                                       745,552
The Hon. Michael D. Benson                                              27,774
Robert H. Graham                                                        40,652
Hubert L. Harris, Jr.                                                  187,700
James I. Robertson                                                     134,707
Other senior management as a group (nine persons)                      603,506

        A long-term incentive plan ("LTIP") was established on December 1, 2002 under the GSP to retain and motivate key executives representing the next generation of management of the company and to ensure future succession in the business. With the exception of Mr. James I. Robertson, who was a participant prior to his appointment to the Board, no other directors of the company are participants in the LTIP. Under the LTIP, our Remuneration Committee makes periodic awards to key executives of the company. Historically, individual awards have ranged in size up to 1,500,000 Ordinary Shares and vest in installments of one-third in each of the last three years of the plan term (maximum 7 years). This plan is being funded with shares purchased from time-to-time in the open market. Shares allocated under the LTIP arrangements are distributed to the key executives at the end of the respective vesting periods, unless the individual elects to defer distribution until retirement or termination of employment.

        INVESCO Employee Stock Ownership Plan

         The INVESCO Employee Stock Ownership Plan (the "ESOP") was established for employees of certain of our U.S. subsidiaries. Participating subsidiaries made stock bonus contributions to the ESOP comprising cash and/or our securities in respect of their employees who participate in the ESOP. Accounts were established in respect of each participant's allocation of contributions to the ESOP, which were held by the trustee in accordance with the terms of the ESOP. Certain members of the Board and senior management participate in the ESOP. The ESOP was closed to further activity effective January 1, 2000. As of February 28, 2005, our executive directors and other senior management as a group had the following interests in Ordinary Shares held by the ESOP:

Name                                                                  Interest
----                                                                  --------
Charles W. Brady                                                        97,381
Hubert L. Harris, Jr.                                                   87,729
James I. Robertson                                                      13,393
Other senior management as a group (nine persons)                      107,461

C.  Board Practices

        Non-executive Directors. Non-executive directors do not have formal fixed term contracts; however, under our Articles of Association, all directors are required to retire by rotation, and under the principles described below, approximately one third of our Board of Directors (the "Board") is required to seek re-election each year. Re-election is subject to shareholders' approval. Non-executive directors have letters of appointment which set out the terms and conditions of their appointment and their expected time commitment. We do not provide non-executive directors with benefits upon termination of service. Non-executive directors may serve on the Board beyond their 70th birthday and after serving as a director for more than nine consecutive years. Any director (whether executive or non-executive) over the age of 70 years, and any non-executive director who has served for more than nine years, will thereafter stand for re-election on an annual basis. Any director appointed during the fiscal year will stand for election at the next annual general meeting. In any year, after determination of the directors standing for election or re-election pursuant to the preceding principles, approximately one third of the remaining Board members must stand for re-election. The Board has identified Sir John Banham as the senior independent director available for communication from shareholders directly with our Board.

        At the Annual General Meeting of the Company held on April 28, 2005 each of Messrs. Rex Adams, Sir John Banham, Denis Kessler and Bevis Longstreth were re-elected to the Board. Mr. Longstreth, who is over the age of 70 years, is required to seek re-election each year. Mr. Longstreth, Mr. Adams, Sir John Banham and Mr. Kessler were the only non-executive directors seeking re-election in 2005. Mr. Edward Lawrence was appointed to the Board since the 2004 Annual General Meeting and was elected by shareholders at the 2005 Annual General Meeting. Mr. Stephen West retired from the Board with effect from the conclusion of the Annual General Meeting.

        Executive Directors. Executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to one year. Executive directors' compensation arrangements, including participation in the Executive Share Option Schemes and bonus arrangements, are determined by the Remuneration Committee, which consists solely of non-executive directors. Mr. Charles Brady is the only executive director seeking re-election in 2004. Mr. John D. Rogers was appointed to the Board since the 2004 Annual General Meeting. In accordance with the Articles of Association, Mr. Rogers will offer himself for election by shareholders at the 2005 Annual General Meeting.

        Chairman and Chief Executive. During 2004, we announced our intention to separate the roles of chairman and chief executive, with the appointment of a new chief executive. A committee of non-executive directors has been conducting the selection process, with the assistance of an international executive search firm. In order to implement this division of roles, our shareholders have approved an amendment to our Articles of Association. The amendment has been published on our Internet website, www.amvescap.com.

        Audit Committee. The Audit Committee consists solely of non-executive directors who are "independent" as such term is defined by the New York Stock Exchange. Mr. Longstreth chairs the Audit Committee. The other members of the Audit Committee are Messrs. Adams, Banham, Canion, Fischer, Kessler and Lawrence.

        The Audit Committee is responsible for accounting and financial policies and controls being in place, ensuring that auditing processes are properly coordinated and work effectively, reviewing the scope and results of the audit and its cost effectiveness, recommending to the shareholders at the Annual General Meeting the approval of the choice of auditors, and ensuring the independence and objectivity of the auditors, including the nature and amount of non-audit work supplied by the auditors. The Audit Committee has direct access to our auditors. The Audit Committee receives periodic reports from management and our auditors on the system of internal controls and significant financial reporting issues. Our compliance function regularly reports on significant regulatory compliance matters. The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor to assure that the auditor's independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless it is obvious to the Audit Committee that performance of such service by the auditor will serve the Company's interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence. The Audit Committee Terms of Reference and policy on non-audit services can be found on the Company Web site. The Audit Committee met four times in 2004.

        The following is a summary of the terms of reference for the Audit
Committee:

        The purpose of the Audit Committee is to assist the Board in fulfilling the oversight of: the integrity of the Company's financial information and statements; the Company's internal financial controls and internal control and risk management systems; the appointment and removal of the external auditor; the independence, objectivity, qualifications and performance of the external auditors and the effectiveness of the audit process; the annual evaluation of the effectiveness of the compliance functions and activities; and the development and implementation of policy on the supply of audit and non-audit services. The Committee must have at least three members, and each member of the Committee must be a non-executive director who meets the independence requirements of the Combined Code, New York Stock Exchange ("NYSE") listing standards and SEC rules. The members of the Committee are appointed by the Board on the recommendation of the Nomination and Corporate Governance Committee, and the Chairman of the Committee is designated by the Board.

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

        Remuneration Committee. The Remuneration Committee consists solely of non-executive directors who are "independent" as such term is defined by the Combined Code. Mr. Adams chairs the Remuneration Committee. The other members of the Remuneration Committee are Messrs. Banham, Canion, Fischer, Kessler, Lawrence and Longstreth. The Remuneration Committee determines specific remuneration packages for each executive director and member of the Executive Management Committee. The Remuneration Committee also addresses remuneration issues that affect the interests of shareholders, including share option plans and performance-linked remuneration arrangements. The Remuneration Committee met three times in 2004.

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

        The Nomination and Corporate Governance Committee is responsible for creating a list of potential Board candidates that takes into account the necessary skills and expertise which may be required by the Company. Candidates for election to the Board are considered in light of their background and experience using the extensive personal knowledge of current directors or through the recommendations of various advisors to the Group. The Company does not presently utilize the services of recruitment consultants believing that personal knowledge and recommendation of individual candidates by a Board member is more effective in meeting the needs of the Board for the necessary skills and expertise.

        An annual review of the effectiveness of the Board, including its Committee structure and operation, is conducted by the senior independent director using confidential personal interviews with individual members of the Board. His report is considered by the Nomination and Corporate Governance Committee, and such committee in turn reports to and makes any recommendations to the Board. A review was last conducted in June 2005. In turn, the independent directors consider the performance and effectiveness of the senior independent director.

         The Nomination and Corporate Governance Committee met five times in 2004.

        Executive Management Committee (formerly the "Executive Board"). The Board has appointed an Executive Management Committee consisting of certain members of the Board and members of senior management of the company to oversee and supervise the business and strategy of the company as a whole and to approve and coordinate the activities of the divisional management committees for our four operating groups. As of February 28, 2005, the Executive Management Committee consisted of Messrs. Benson, Brady, de Franssu, Graham, Harris, Holt, Lo, Markwalter, Ridley, Robertson, Rogers, Taylor and Williamson and Ms. Kelley. Membership of the Executive Management Committee may vary with the approval and consent of the Board. Members of the Executive Management Committee serve until they resign from the Executive Management Committee or the Board decides to change the membership of the Executive Management Committee. The Executive Management Committee is chaired by the Executive Chairman. As of February 28, 2005, there were 14 members of this committee with representation from every major part of the Group's business. The Executive Management Committee meets in person or by conference telephone call at least ten (10) times per year and regularly meets with the Board to review strategy and status of business operations, thereby providing an important linkage between senior management and the independent directors.

        As to each director of the company and each member of the Executive Management Committee, the period during which such person has served in that office is set forth elsewhere herein under "Directors and Senior Management."

D.  Employees

        As of December 31, 2004, we employed 6,693 people, of whom approximately 71% were located in North America. See "Item 4. Information on the Company--Business Overview," included elsewhere herein, for a breakdown of headcount by operating group as of December 31, 2004. As of December 31, 2003 and 2002, we employed 6,747 and 7,581 people, respectively. The decreases in headcount were due to reductions in force we made during those years. None of our employees is covered under collective bargaining agreements.

E.  Share Ownership

        Ownership of Ordinary Shares

        The following table discloses, as of February 28, 2005 (unless otherwise indicated), holdings of Ordinary Shares by our directors and senior management:


                                --------------------- --------------------------
                                  Ordinary Shares(1)    Percent of Outstanding
                                                           Ordinary Shares(6)
                                --------------------- --------------------------
Charles W. Brady(2)                     5,998,219                  *
Rex D. Adams                               31,216                  *
Sir John Banham                             7,500                  *
The Hon. Michael D. Benson(2)             854,120                  *
Joseph R. Canion(3)                         2,000                  *
Dr. Thomas R. Fischer                           -                  *
Jean-Baptiste de Franssu(2)             1,653,237                  *
Robert H. Graham(2,4)                  27,877,700                3.43%
Hubert L. Harris, Jr. (2)               1,367,555                  *
Erick R. Holt(2)                          155,209                  *
Karen D. Kelley(2)                      2,067,916                  *
Denis Kessler                               2,200                  *
Edward P. Lawrence                              -                  *
Andrew Tak Shing Lo(2)                  1,574,289                  *
Bevis Longstreth(3,5)                      70,440                  *
John S. Markwalter(2)                   1,127,916                  *
David A. Ridley(2)                        608,889                  *
James I. Robertson(2)                   2,237,845                  *
John D. Rogers(2)                       2,078,474                  *
Philip A. Taylor (2)                      226,925                  *
Stephen K. West                           209,439                  *
Mark H. Williamson(2)                   2,035,941                  *
--------------
* Less than 1%.

(1) Ordinary Shares include (i) shares held as American Depositary Shares, and (ii) options and other rights to purchase Ordinary Shares held by such individuals that are exercisable within 60 days, as further described in note (6) to this table. For information regarding ownership of stock options, see "Options to Purchase Securities from AMVESCAP," included elsewhere herein. The shares identified in this table do not have different voting rights from any other Ordinary Shares.
(2) Excludes (a) interests of Messrs. Brady, Benson, de Franssu, Graham, Harris, Holt, Ms. Kelly, Lo, Markwalter, Ridley, Robertson, Rogers, Taylor and Williamson in the AMVESCAP Global Stock Plan as set forth in the section entitled "AMVESCAP Global Stock Plan," included elsewhere herein, and in the AMVESCAP Executive Share Option Schemes as set forth in the section entitled "Options to Purchase Securities from AMVESCAP," included elsewhere herein; and (b) interests of Messrs. Brady, Harris, Ridley, Robertson, Rogers and Williamson in Ordinary Shares held in the ESOP, as set forth in the section entitled "INVESCO Employee Stock Ownership Plan," included elsewhere herein.
(3) Excludes interests in 11,253 and 69,731 Ordinary Shares held by Messrs. Canion and Longstreth, respectively, pursuant to the AMVESCAP Deferred Fees Share Plan.
(4) Includes 26,193,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner.
(5) Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.
(6) In computing percentage ownership (i) as required by General Instruction F to Form 20-F, each person is also considered to be the "beneficial owner" of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares, and (ii) all shares described in (i) immediately above are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

        Options to Purchase Securities from AMVESCAP

        All outstanding options to purchase our shares have been issued under the AMVESCAP Executive Share Option Schemes.

        The table below is a summary of outstanding options to acquire Ordinary Shares held by our executive directors and senior management as of February 28, 2005. As of February 28, 2005, none of our non-executive directors had outstanding options to acquire Ordinary Shares:

--------------------------------------------------------------------------------
                                      Number of          Option       Expiration
Name                                   Shares        Exercise Price      Date
--------------------------------------------------------------------------------
Charles W. Brady                       500,000             244.0p     Nov 2006
                                       100,000             422.5p     Nov 2007
                                       250,000             432.0p     Dec 2008
                                       500,000             660.0p     Dec 2009
                                       200,000            1100.0p     Nov 2010
                                       300,000             950.0p     Dec 2011
                                       700,000            419.25p     Nov 2012
                                       200,000             374.0p     Dec 2013
                                       200,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
The Hon. Michael D. Benson             100,000             422.5p     Nov 2007
                                       200,000             432.0p     Dec 2008
                                       200,000             660.0p     Dec 2009
                                       100,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       350,000            419.25p     Nov 2012
                                       100,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
Jean-Baptiste de Franssu               200,000             244.0p     Nov 2006
                                        50,000             422.5p     Nov 2007
                                        25,000             416.0p     Oct 2008
                                        25,000             660.0p     Dec 2009
                                        45,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       245,000            419.25p     Nov 2012
                                        50,000             374.0p     Dec 2013
                                        50,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
Robert H. Graham                       100,000             422.5p     Nov 2007
                                       200,000             432.0p     Dec 2008
                                       250,000             660.0p     Dec 2009
                                       100,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       350,000            419.25p     Nov 2012
                                       100,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
Hubert L. Harris, Jr.                   25,000             242.0p    April 2006
                                       400,000             244.0p     Nov 2006
                                       100,000             422.5p     Nov 2007
                                       100,000             432.0p     Dec 2008
                                       150,000             660.0p     Dec 2009
                                       100,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       350,000            419.25p     Nov 2012
                                       100,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
Erick R. Holt                          100,000             512.5p     Aug 2009
                                        10,373            1158.0p     Aug 2010
                                        35,000             950.0p     Dec 2011
                                       145,000            419.25p     Nov 2012
                                       100,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014

--------------------------------------------------------------------------------
                                      Number of          Option       Expiration
Name                                   Shares        Exercise Price      Date
--------------------------------------------------------------------------------
Karen D. Kelley                         60,000             416.0p     Oct 2008
                                        25,000             660.0p     Dec 2009
                                        30,000            1100.0p     Nov 2010
                                        66,000             950.0p     Dec 2011
                                       136,000            419.25p     Nov 2012
                                        50,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
Andrew Tak Shing Lo                    200,000             244.0p     Nov 2006
                                        50,000             422.5p     Nov 2007
                                        25,000             416.0p     Oct 2008
                                        25,000             660.0p     Dec 2009
                                        42,500            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       242,500            419.25p     Nov 2012
                                        50,000             374.0p     Dec 2013
                                        50,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
John S. Markwalter, Jr.                127,916             897.0p     Feb 2012
                                       167,916            419.25p     Nov 2012
                                        40,000             374.0p     Dec 2013
                                       100,000             400.5p     Feb 2014
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
David A. Ridley                         25,000             660.0p     Dec 2009
                                        40,000            1100.0p     Nov 2010
                                        25,000             950.0p     Dec 2011
                                        65,000            419.25p     Nov 2012
                                        89,134             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
James I. Robertson                     200,000             244.0p     Nov 2006
                                        50,000             422.5p     Nov 2007
                                        75,000             416.0p     Oct 2008
                                       150,000             660.0p     Dec 2009
                                       100,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       300,000            419.25p     Nov 2012
                                        50,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
John D. Rogers                         200,000             244.0p     Nov 2006
                                        50,000             422.5p     Nov 2007
                                        25,000             416.0p     Oct 2008
                                        25,000             660.0p     Dec 2009
                                       100,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       300,000            419.25p     Nov 2012
                                        50,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------
Philip A. Taylor                        48,100             512.5p     Aug 2009
                                         5,000             543.5p     Aug 2009
                                        25,000             660.0p     Dec 2009
                                        34,425            1158.0p     Aug 2010
                                        25,000            1100.0p     Nov 2010
                                        89,400             950.0p     Dec 2011
                                       173,825            419.25p     Nov 2012
                                       100,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      Number of          Option       Expiration
Name                                   Shares        Exercise Price      Date
--------------------------------------------------------------------------------
Mark H. Williamson                     100,000             416.0p     Oct 2008
                                       100,000             660.0p     Dec 2009
                                       100,000            1100.0p     Nov 2010
                                       150,000             950.0p     Dec 2011
                                       300,000            419.25p     Nov 2012
                                        50,000             374.0p     Dec 2013
                                       100,000            319.25p     Dec 2014
--------------

        Employee Ownership Opportunities

        We operate various Sharesave option and Share Incentive plans that allow employees to set aside part of their salary each month as savings for the purchase of shares and exercise of options to purchase our stock at the end of the option period. Additionally, certain of our employees receive contingent rights to receive Ordinary Shares pursuant to the various plans described above and other stock plans.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table discloses, as of February 28, 2005, the number of Ordinary Shares beneficially owned by each person, other than our current directors and senior management, whom we know to be a beneficial owner of 3% or more of our outstanding Ordinary Shares:


                                                                    ---------------------------------------------------------------
                                                                          Shares Beneficially Owned and Percentage of Class
                                                                    ---------------------------------------------------------------
                                                                                                        Percent of Outstanding
                                                                          Ordinary Shares(1)             Ordinary Shares (2)
                                                                    ---------------------------------------------------------------
Robert H. Graham                                                                27,877,700                       3.43
Gary T. Crum                                                                    30,570,216                       3.77
AIC Limited and AIC Investment Services Inc.(3)                                 29,284,371                       3.61
AVIVA PLC                                                                       24,946,819(4)                    3.08
Franklin Resources                                                              73,062,316(5)                    9.01

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

(3) Holdings of AIC Limited and AIC Investment Services Inc. are aggregated with the holdings of mutual funds managed by AIC Limited and accounts managed by AIC Investment Services Inc.

(4) Holdings of AVIVA PLC include 24,946,819 Ordinary Shares (3.08%) held by its subsidiary Morley Fund Management.

(5) Holdings of Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisors, LLC and Templeton Worldwide, Inc. and its affiliates.


        Major shareholders do not have different voting rights from owners of less than 3% of our Ordinary Shares.

        A total of 810,800,979 Ordinary Shares were issued and outstanding on February 28, 2005, of which 5,704,515 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in American Depositary Receipt form) and 33,326,118 Ordinary Shares were represented by American Depositary Shares evidenced by American Depositary Receipts issued by the Depositary. On February 28, 2005, the number of holders of record of the Ordinary Shares was 14,411, the number of holders of record of Ordinary Shares in the U.S. was 106 and the number of registered holders of the American Depositary Shares was 39.

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

B.  Related Party Transactions

        None.

C.  Interests of Experts and Counsel

        Not Applicable.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

       See "Item 17. Financial Statements" for our Consolidated Financial Statements.

Legal Proceedings

      In December 2003, the SEC, the NYAG's Office and the Colorado Attorney General's Office brought civil enforcement actions against INVESCO Funds Group, Inc. ("IFG"), the former advisor to the INVESCO mutual funds, based on market timing activities by certain investors in the funds; the SEC also named IFG's former CEO and President, Raymond Cunningham, as a defendant. The SEC and the NYAG 's Office also instituted separate investigations into market timing activity in the mutual funds advised by A I M Advisors, Inc. ("AIM Advisors"). A number of other regulators from other jurisdictions also requested information from AMVESCAP, AIM, IFG and certain affiliated entities relating to market timing; AMVESCAP, AIM, IFG and certain affiliated entities fully cooperated with such requests.

      On September 7, 2004, AMVESCAP announced agreements in principle with the U.S. Securities and Exchange Commission, the NYAG, the State of Colorado Attorney General, the Colorado Division of Securities and the Secretary of the State of Georgia. The agreements were finalized on October 8, 2004. The agreements settle all claims against IFG filed in 2003 by the SEC, New York and Colorado. The agreements also conclude the investigations with respect to AIM Advisors and IFG by each of the participating regulators. IFG agreed to a total payment of $325 million, of which $110 million was a civil penalty, to be paid into a Fair Fund in two installments, the first of which was paid in December 2004 and the second of which will be paid in December 2005. AIM Advisors and AIM Distributors, Inc. ("ADI") agreed to a total payment of $50 million, of which $30 million was a civil penalty, that was paid into a Fair Fund in November 2004. The amounts in the Fair Funds will be distributed to affected current and former shareholders in the AIM and INVESCO funds in accordance with the terms of a distribution plan to be established by an Independent Distribution Consultant and approved by the SEC and the independent board members of the AIM Funds. IFG also agreed to pay $1.5 million to the Colorado regulators, and IFG and AIM agreed to pay $175,000 to Georgia.

       In addition, under its agreement with the NYAG's Office, AIM agreed to reduce management fees charged to investors in the AIM and INVESCO mutual funds for five years beginning on January 1, 2005. The reduction in percentage fee rates, as applied to assets under management as of July 1, 2004, would result in a $15 million annual reduction in fees. The actual reduction in fees, however, will vary as assets under management increase or decrease.

      The settlements described above do not resolve the investigations and inquiries by non-participating regulators into market timing in the AIM and INVESCO Funds. On April 12, 2005, a non-participating regulator, the Attorney General of West Virginia ("WVAG"), filed a lawsuit against AIM Advisors, IFG and ADI, as well as numerous unrelated mutual fund complexes and financial institutions, based on allegations pertaining to market timing activity during the same time periods covered by the NYAG and SEC settlement. The WVAG's complaint alleges, in substance, that AIM, IFG and ADI engaged in unfair competition and/or unfair or deceptive trade practices by failing to disclose in the prospectuses for the AIM Funds, including those formerly advised by IFG, that they had entered into certain arrangements permitting market timing of such Funds. If AIM is unsuccessful in its defense of the WVAG proceedings, it could be barred from serving as an investment adviser for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could affect the ability of AIM or any other investment advisor directly or indirectly owned by AMVESCAP, from serving as an investment advisor to any registered investment company. If these results occur, AIM will seek exemptive relief from the SEC to permit it to continue to serve as an investment advisor; however, the SEC may not grant such exemptive relief.

AMVESCAP cannot predict whether any other non-participating regulator will pursue legal action against any AMVESCAP affiliate in the future based on alleged market timing activity and/or related issues. AMVESCAP and its affiliates have cooperated and will continue to cooperate fully in any investigations and inquiries by non-participating regulators.

      In addition to the above settled governmental enforcement actions, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with AMVESCAP (including certain INVESCO funds, certain AIM funds, IFG, AIM Advisors, A I M Management Group Inc. (the parent of AIM Advisors), AMVESCAP, certain related entities and certain of their current and former officers and trustees). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above, namely, that by allowing "market timing" trading, these parties violated the anti-fraud provisions of the federal securities laws and/or breached their fiduciary duties to the funds and/or individual investors. Certain other lawsuits allege that one or more of AMVESCAP's funds charged excessive fees, engaged in unlawful distribution practices, failed to adequately pursue recoveries for shareholders in class actions, inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. These lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), (iii) breach of fiduciary duty and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM Advisors be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, with interest and the payment of attorneys' and experts' fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. All lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland, referred to as the MDL Court, for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (1) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM funds (formerly owned by INVESCO); (2) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM funds and fund registrants (formerly owned by INVESCO); and (3) an Amended Class Action Complaint for Violations of the ERISA purportedly brought on behalf of participants in AMVESCAP's 401(k) plan. Plaintiffs in one of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. Although it is expected that the payments required under the terms of the regulatory settlement will mitigate any damages payable as a result of the above actions in the MDL Court, AMVESCAP cannot predict the outcome of these actions or any of the other actions mentioned above with certainty but intends to defend them vigorously.

       The asset management industry is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which AMVESCAP operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. In particular, the U.S. mutual fund industry as a whole is currently subject to regulatory inquiries related to a wide range of issues including, among others, IPO allocations, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. Certain of AMVESCAP's subsidiaries and related entities, certain of their respective current and former officers and/or certain of their advised funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of these issues.

       Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which the Group operates. Moreover, public trust and confidence are critical to AMVESCAP's business, and any material loss of investor and/or client confidence could result in a significant decline in assets under management, which would have an adverse effect on future financial results and ability to grow the business.

        In the normal course of its business, AMVESCAP is subject to various litigation matters. Although there can be no assurances, at this time management believes, based on information currently available, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the consolidated financial condition of the company.

Dividend Distributions

        For information on our policy regarding dividend distributions, see "Item 3. Key Information--Dividends," and "Item 10. Additional Information," included elsewhere herein.

B.  Significant Changes

        No significant change in our financial information has occurred since the date of our annual financial statements included in this Form 20-F.

Item 9.  The Offer and Listing

Nature of Trading Market and Price History

        The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the London Stock Exchange, based on its Daily Price Official List, and the high and low reported sale prices for the American Depositary Shares on the New York Stock Exchange. The Ordinary Shares are listed on the London Stock Exchange and are reported under the symbol "AVZ". The American Depositary Shares are listed and traded on the New York Stock Exchange under the symbol "AVZ." Each American Depositary Share represents two Ordinary Shares.

                                                       Ordinary Shares             American Depositary Shares(1)
                                                       ---------------             -----------------------------
                                                   High              Low              High               Low
                                                   ----              ---              ----               ---
May                                2005           330.00p           296.50p           $12.12            $11.21
April                              2005           346.75p           293.00p           $12.86            $11.39
March                              2005           364.75p           329.75p           $14.06            $12.65
February                           2005           372.75p           335.00p           $14.05            $13.06
January                            2005           352.50p           305.75p           $13.44            $11.73
December                           2004           329.00p           296.00p           $12.69            $11.80


                                                       Ordinary Shares             American Depositary Shares(1)
                                                       ---------------             -----------------------------
                                                   High              Low              High               Low
                                                   ----              ---              ----               ---
First Quarter                      2005           372.75p           305.75p          $14.06            $11.73
Fourth Quarter                     2004           339.00p           269.75p          $12.69            $10.30
Third Quarter                      2004           381.50p           257.50p          $13.77             $9.81
Second Quarter                     2004           433.50p           331.00p          $15.84            $12.20
First Quarter                      2004           464.00p           390.50p          $17.28            $14.80
Fourth Quarter                     2003           538.50p           346.00p          $17.64            $12.46
Third Quarter                      2003           570.00p           402.50p          $18.04            $10.56
Second Quarter                     2003           476.00p           280.50p          $15.53             $9.30
First Quarter                      2003           433.50p           231.00p          $13.54             $7.92



                                          Ordinary Shares              American Depositary Shares(1)
                                          ---------------              -----------------------------
                                      High               Low              High              Low
                                      ----               ---              ----              ---
2004                                 464.00p           257.50p           $17.28            $9.81
2003                                 570.00p           231.00p           $18.04            $7.92
2002                               1,120.00p           239.00p           $31.10            $7.98
2001                               1,620.00p           530.00p           $47.25           $17.90
2000                               1,750.00p           590.00p           $50.60           $20.75

--------------
(1) American Depositary Share prices have been adjusted to reflect the change in the Ordinary Share per American Depositary Share ratio to two Ordinary Shares per one American Depositary Share effected on November 8, 2000.

Item 10.  Additional Information

A.  Share Capital

         Not applicable.

B.  Memorandum and Articles of Association

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

        Directors

        Each Director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected. We calculate the directors' retirement schedules prior to each annual general meeting based on director retirements during the past 12 months and the date each director was last elected.

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

        On a winding up of our company, the liquidator may, with the approval of the contributories, divide our assets among the contributories, setting such value as he deems fair on any property to be divided, provided that the holder of the Special Voting Share must receive 25 pence before any distribution is made on the Ordinary Shares. After payment of such amount, the holder of the Special Voting Share is not entitled to participate in any further distribution of our assets.

        Restrictions on our ability to declare and pay dividends are described in "Item 5. Operating and Financial Review and Prospects," and in Note 17 to our Consolidated Financial Statements, included elsewhere herein.

C.  Material Contracts

        The contracts described below (not being contracts entered into in the ordinary course of business) have been entered into by us and/or our subsidiaries since June 15, 2003 and, as of the date of this document, contain provisions under which we or one or more of our subsidiaries have an obligation or entitlement which is or may be material to us. This discussion should be read in conjunction with the agreements described below, each of which is filed as an exhibit to this Form 20-F or incorporated herein by reference.

       (i)    Agreement relating to our revolving credit facility:

              Five Year Credit Agreement, dated as of March 31, 2005 by and between AMVESCAP PLC, the banks, financial institutions and other institutional lenders from time to time a party thereto (the "Lenders") and Bank of America, N.A., as administrative agent -

        The Five Year Credit Agreement sets forth the terms and conditions under which the Lenders have agreed to provide us a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, we may increase the aggregate commitments under the Five Year Credit Agreement to $1.2 billion. The credit facility terminates on March 31, 2010, unless earlier terminated due to an event of default thereunder that remains uncured after the expiration of an applicable cure period, if any. Under the Five Year Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender's commitment in a percentage per annum ranging from 0.090% to 0.250%, depending upon our leverage ratio (Debt/EBITDA), as well as an annual administrative agent's fees as agreed to between us and the administrative agent. Interest on advances under the credit facility is based on either of the following rates as selected by us: (i) a base rate, determined from time to time, equal to the greater of Bank of America's prime rate or 0.5% per annum above the Federal Funds Rate, or (ii) a Eurocurrency rate, determined from time to time, plus a margin for Eurocurrency advances equal to a percentage per annum ranging from 0.360% to 0.750%, depending upon our leverage ratio (Debt/EBITDA). The Five Year Credit Agreement requires us to maintain specified financial ratios, including maximum debt to earnings and minimum interest coverage. The Five Year Credit Agreement also contains customary affirmative operating covenants, and negative covenants that, among other things, restrict certain of our subsidiaries ability to incur debt, restrict our ability to transfer assets, merge, make loans and other investments and create liens.

       (ii) Agreement relating to the issuance of our 4.500% Senior Notes due 2009 (the "2009 Senior Notes") and the issuance of our 5.375% Senior Notes due 2014 (the "2014 Senior Notes" and together with the 2009 Senior Notes, the "2004 Series of Senior Notes"):

              Indenture, dated as of December 14, 2004, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank (the "2004 Series of Senior Notes Indenture").

      The 2004 Series of Senior Notes Indenture sets forth the terms pursuant to which we created and issued the 2004 Series of Senior Notes in the aggregate principal amount of $500 million, to the initial purchasers of the 2004 Series of Senior Notes (the "2004 Series of Senior Notes Initial Purchasers"). Interest accrues on the 2009 Senior Notes at the rate of 4.500% per year, which is to be paid on June 15 and December 15 of each year beginning on June 15, 2005, and the 2009 Senior Notes have a maturity date of December 15, 2009. Interest accrues on the 2014 Senior Notes at the rate of 5.375% per year, which is to be paid on June 15, and December 15 of each year beginning on June 15, 2005, and the 2014 Senior Notes have a maturity date of December 15, 2014. Under the 2004 Series of Senior Notes Indenture, we can issue additional notes with the same ranking, interest rate, maturity date, redemption rights and other terms as the 2009 Senior Notes and the 2014 Senior Notes. Pursuant to the 2004 Series of Senior Notes Indenture, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the "2004 Series of Senior Notes Guarantors") agree unconditionally and irrevocably to guarantee the payment of principal and interest on the 2004 Series of Senior Notes. The 2004 Series of Senior Notes Indenture provides that we may redeem some or all of the 2009 Senior Notes or the 2014 Senior Notes at any time at a redemption price calculated under the terms of the 2004 Series of Senior Notes Indenture. Under the 2004 Series of Senior Notes Indenture, we may be required to pay additional amounts to the holders of the 2009 Senior Notes and the 2014 Senior Notes if, due to tax law changes or our failure to list or maintain the listing of either series of Senior Notes on a stock exchange recognized under the tax laws of the U.K., we are required to withhold or deduct withholding taxes on payments made to the holders of the 2004 Series of Senior Notes, except that, if either of such events occurs, we have certain rights of redemption under the 2004 Series of Senior Notes Indenture. The 2004 Series of Senior Notes Indenture also includes provisions limiting our and the 2004 Series of Senior Notes Guarantors' rights to engage in a merger, consolidation or sale of substantially all of our or their assets and provides us with certain rights of defeasance and covenant defeasance.

D.  Exchange Controls

       There are currently no U.K. or U.S. foreign exchange control restrictions on the import or export of capital, on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of our operations.

E.  Taxation

        Introduction

       This section summarizes the principal U.S. and U.K. tax consequences to U.S. Holders (defined below) that own our Ordinary Shares or American Depositary Shares (collectively, the "Shares"). Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own American Depositary Shares. "U.S. Holders" is used in this section to refer to beneficial owners of our Shares that are (i) U.S. citizens, (ii) U.S. residents, (iii) U.S. corporations, or (iv) U.S. citizens that are resident outside the U.S. and the U.K. and are subject to U.S. taxation on worldwide income regardless of its source. "U.S. Holders" does not include
(i) U.S. citizens that are or have been resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) persons that hold (actually or constructively) 10% or more of our voting stock or capital. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Income Tax Treaty." The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the "U.S./U.K. Estate Tax Treaty."

        Taxation of Dividends

        A U.S. Holder will be required to include in gross income the gross amount of any distribution with respect to the Shares it owns that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the Shares and thereafter will be treated as a gain from the sale of Shares. We have not maintained and do not plan to maintain calculations of our earnings and profits for U.S. federal income tax purposes and, as a result, we intend to treat any distribution that we make with respect to the Shares as a dividend for U.S. federal income tax reporting purposes.

        Dividends paid on the Shares generally will constitute income from sources outside the United States and be categorized as "passive income" or, in the case of some U.S. Holders, as "financial services income" for U.S. foreign tax credit purposes (or, for tax years beginning after December 31, 2006, as "passive category income" or, in the case of some U.S. Holders, as "general category income" for U.S. foreign tax credit purposes). Dividends paid on the Shares generally will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

        The U.S. dollar value of any U.K. pound sterling (or other non-U.S. currency) distribution will be the U.S. dollar value of the payment, calculated by reference to the exchange rate in effect on the day the payment is received by the Depositary in the case of the American Depositary Shares, or by the U.S. Holder in the case of Ordinary Shares held directly by such U.S. Holders, regardless of whether the pounds sterling (or other non-U.S. currency) are in fact converted into U.S. dollars. If the pounds sterling (or other non-U.S. currency) so received are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss upon such conversion. If the pounds sterling (or other non-U.S. currency) so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the pounds sterling (or other non-U.S. currency) equal to the U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the pounds sterling (or other non-U.S. currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

        Legislation enacted on May 28, 2003, as subsequently amended (the "2003 Tax Legislation"), reduces to 15% the maximum tax rate for specified dividends received by non-corporate U.S. Holders through taxable years beginning on or before December 31, 2008, so long as the relevant holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes) generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or American depositary receipts in respect of such shares) if the shares (or American depositary receipts in respect of such shares) are readily tradable on an established securities market in the United States. Ordinary shares, or American depositary receipts in respect of such shares, will be considered to be readily tradable on an established securities market in the United States if they are listed on a nationally registered stock exchange (such as the New York Stock Exchange). Accordingly, unless we are treated as a PFIC, the dividends we pay in respect of our American Depositary Shares generally should be eligible for the reduced rate under the 2003 Tax Legislation. We believe that we are not currently, and we do not anticipate becoming, a PFIC for U.S. federal income tax purposes. However, an actual determination of PFIC status is factual in nature and made annually and there can be no assurance that we will not become a PFIC for U.S. federal income tax purposes in the future. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a PFIC for U.S. federal income tax purposes) generally will also be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines is satisfactory for purposes of this provision and which includes an exchange of information program (a "Qualifying Treaty"). The U.S./U.K. Income Tax Treaty as currently in effect is considered a Qualifying Treaty and we believe that we are currently eligible for the benefits of such treaty. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of a Qualifying Treaty and this conclusion is a factual determination and thus may be subject to change, no assurance can be given that the reduced rate will apply to dividends paid by us on this basis. Based on the foregoing, we intend to take the position that we are a qualified foreign corporation with respect to the dividends on our Shares for U.S. federal income tax reporting purposes.

        Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.

        Taxation on Sale, Exchange or Other Disposition of Shares

        A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Shares exceeds one year. Net long-term capital gains of a non-corporate U.S. Holder recognized in a tax year beginning before January 1, 2009 are generally taxed at a maximum U.S. federal income tax rate of 15%. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        Summary of Tax Treatment

        U.S. Holders who own our Ordinary Shares or American Depositary Shares generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:


------------------------------------------------------------------------------------------------------------------------------------
Transaction                                  U.S. Company                                        U.K. Company
------------------------------------------------------------------------------------------------------------------------------------
Purchase of shares            No U.S. tax ramifications.                  No U.S. or U.K. tax ramifications; U.K. stamp duty or
                                                                          stamp duty reserve tax may be applicable(1).
------------------------------------------------------------------------------------------------------------------------------------
Ownership of shares           Entire dividend taxable in U.S.; no         Entire dividend taxable in U.S.; no withholding tax on
   (dividends)                withholding tax on dividends received(2);   dividends received(2); non-corporate shareholders may be
                              non-corporate shareholders may be           eligible for reduced tax rates under the 2003 Tax
                              eligible for reduced tax rates under the    Legislation(3); U.S./U.K. Income Tax Treaty does not allow
                              2003 Tax Legislation (3).                   for tax credit.
------------------------------------------------------------------------------------------------------------------------------------
Disposition of shares         Gain on sale of shares is taxable in        Gain on sale of shares is taxable in U.S.(4); U.S. rules
                              U.S.(4); U.S. rules would treat gain as     would treat gain as capital in nature; capital gain is
                              capital in nature; capital gain is either   either short- or long-term depending on holding period; no
                              short- or long-term depending on holding    U.K. tax to a U.S. Holder(4); U.K. stamp duty or stamp
                              period.                                     duty reserve tax may be applicable(1).
------------------------------------------------------------------------------------------------------------------------------------
Other transfers               U.S. estate and gift rules apply.           U.K. inheritance tax would not apply to individuals that
   (estate or gift)                                                       are domiciled in the U.S., or if also domiciled in the
                                                                          U.K., are not considered to be a U.K. national (both
                                                                          determinations made under the U.S./U.K. Estate Tax
                                                                          Treaty)(5); U.S. estate and gift rules apply; treaty
                                                                          provisions provide for a tax credit if U.S. Holder is
                                                                          subject to tax in U.S. and U.K.(5); U.K. stamp duty or
                                                                          stamp duty reserve tax may be applicable(1).
------------------------------------------------------------------------------------------------------------------------------------

(1) If an owner of Ordinary Shares transfers his or her shares to another person through the use of a transfer document (i.e., a stock transfer form) executed in or brought to the U.K., the purchaser usually pays the stamp duty at a rate of 0.5%.

       When Ordinary Shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser normally pays Stamp Duty Reserve Tax ("SDRT") at a rate of 0.5% of the purchase price. If stamp duty is paid on the transfer, SDRT may be refunded.

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

(2) See previous discussion on the taxation of dividends. These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company. The U.K. does not have a withholding tax in respect of dividends.

(3) See previous discussion of the requirements for eligibility for reduced tax rates under the 2003 Tax Legislation.

(4) The U.S./U.K. Income Tax Treaty states that capital gains derived by a U.S. Holder from the disposition of shares are generally taxable only in the United States.

(5) The U.S./U.K. Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

        Information Reporting and Backup Withholding

       Dividends on Shares and proceeds from the sale of Shares may be subject to U.S. information reporting and/or backup withholding, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. A credit can be claimed against the U.S. Holder's U.S. federal income tax liability for the amounts withheld under the backup withholding rules and any excess amount is refundable if the required information is provided to the U.S. Internal Revenue Service.

        Reportable Transactions

         U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any pounds sterling (or other foreign currency) received as a dividend or as proceeds from the sale of Shares.

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

        THIS SUMMARY DOES NOT ADDRESS THE LAWS OF ANY STATE OR LOCALITY OR ANY GOVERNMENT OTHER THAN THE U.K. AND U.S. FURTHERMORE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES TO ANY TAXPAYERS THAT ARE NOT U.S. HOLDERS (AS DEFINED ABOVE). THE INFORMATION PROVIDED ABOVE IS INTENDED TO BE A GENERAL DISCUSSION AND SHOULD NOT BE CONSIDERED TO BE DIRECTED TO ANY PARTICULAR SHAREHOLDER. In particular, this discussion does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers, traders in securities that elect to mark-to-market their securities, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, investors that hold our Ordinary Shares or American Depositary Shares as part of a straddle, hedging transaction or conversion transaction for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

        SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.K. AND U.S. FEDERAL, STATE AND LOCAL AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES WITH PARTICULAR REFERENCE TO THEIR SPECIFIC CIRCUMSTANCES.

F.  Dividends and Paying Agents

         Not applicable.

G.  Statement by Experts

         Not applicable.

H.  Documents on Display

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and fulfill the obligation by filing with or furnishing reports to the SEC. You may read and copy any document we file with or furnish to the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

I.  Subsidiary Information

         Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

         The Group does not hedge (through derivative or other financial instruments) the translation of its profits from overseas subsidiaries or other interest rate or foreign exchange exposures, except to the extent that the net assets of overseas subsidiaries are hedged by foreign currency borrowings. Therefore, significant changes in exchange rates can materially affect the reported results of our operations, particularly because a majority of our revenues and debt is denominated in U.S. dollars. Additionally, the dollar to sterling exchange rates were very volatile in 2004, which had a significant impact on our operating results. Specifically, the average foreign exchange rate was (pound)1.83 per $1.00 in 2004 versus (pound)1.65 per $1.00 in 2003, resulting in a decline of approximately (pound)21.2 million in operating profit for 2004, compared with 2003.

         The Group holds or issues financial instruments primarily to finance its operations, but also for client trading purposes in a limited number of subsidiary operations.

         The main risks from the Group's processing of customer transactions arise primarily as a result of the Group holding securities in its own investment vehicles to facilitate their orderly management. The risks associated with these securities are interest rate risk, foreign currency risk and counterparty risk. These are managed in accordance with limits established by Group management and applicable regulations.

         Trading in financial instruments for customer-related transactions occurs only in the Group's German subsidiary, which conducts treasury operations for its clients. This activity involves both the acceptance and placement of client deposits and loans, as well as the execution of client foreign currency and interest rate derivative contracts. Interest rate, liquidity and currency risks arising from these transactions are actively managed to minimize any residual exposure to the Group.

        On December 31, 2004, the interest rates on 89% of the Group's borrowings were fixed for an average period of 5.6 years. The remainder were floating.

        See Note 25 to our Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects" (included elsewhere herein) for quantitative disclosures about market risk.

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

         Since the evaluation date referenced above, there have been no significant changes in our internal control over financial reporting or in other factors that could significantly affect these controls.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

         The Board has determined that the Audit Committee does not include a member who satisfies the strict definition of an "audit committee financial expert" (as defined under the SEC's rules and regulations). However, the Board is confident in the expertise and experience of each member of the Audit Committee and of the committee as a whole. The Board believes that the collective experience of the members of the Audit Committee enables them, as a group, to act as an effective audit committee and that the Audit Committee has functioned and can continue to function effectively without a member who qualifies as an audit committee financial expert.

Item 16B.  Code of Ethics

         We have adopted a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on our website (http://www.amvescap.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Conduct to: Michael S. Perman, company secretary, AMVESCAP PLC, 30 Finsbury Square, London, EC2A 1AG, United Kingdom. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

Item 16C.  Principal Accountant Fees and Services

(pound)'000                                                                     2004                  2003                 2002
--------------------------------------------------------------     ------------------    ------------------    -----------------
Audit fees:
   Statutory audit                                                             2,196                 1,902                1,833
Audit-related fees:
   Further assurance services*                                                   778                   395                  362
   Tax fees
      Compliance services                                                        282                   119                   81
      Advisory services                                                          190                   120                   28
   Other services                                                                547                   239                  126
                                                                   ------------------    ------------------    -----------------
                                                                               3,993                 2,775                2,430
--------------------------------------------------------------------------------------------------------------------------------

*      Excludes (pound)68,000 (2003: (pound)73,000; 2002: (pound)42,000) paid to the corporate auditors for audits of benefit plans around the Group.

     The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to assure that the auditor's independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company's interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

     In addition to the fees detailed above, certain investment funds managed by the Group use Ernst & Young LLP to provide audit, audit-related and tax services. Fees paid by these funds were (pound)2,895,000 (2003:
(pound)1,745,000, 2002: (pound)1,580,000) for audit services and (pound)321,000
(2003: (pound)244,000, 2002: (pound)134,000) for tax and other audit-related services.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

         From time to time, the trustees of the AMVESCAP Global Stock Plan and the AMVESCAP Employee Share Option Trust purchase Ordinary Shares in the open market. These trusts were established to satisfy our obligations to issue Ordinary Shares under the GSP, and our stock option and other stock-based schemes. During 2004, we contributed (pound)58.6 million to these trusts, which, in turn, purchased Ordinary Shares in the amounts and at the average prices specified below:

------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
            Period                       (a)                      (b)                     (c)                     (d)
                                                                                                           Maximum Number (or
                                                                                    Total Number of        Approximate Dollar
                                                                                   Shares (or Units)      Value) of Shares (or
                                   Total Number of                                Purchased as Part of    Units) that May Yet
                                  Shares (or Units)     Average Price Paid Per     Publicly Announced      Be Purchased Under
                                      Purchased            Share (or Units)        Plans or Programs     the Plans or Programs
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
January 1, 2004 through
January 31, 2004                                   ---                      ---                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
February 1, 2004 through
February 29, 2004                            1,500,000              (pound)4.36                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
March 1, 2004 through
March 31, 2004                               2,000,000              (pound)4.21                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
April 1, 2004 through
April 30, 2004                                     ---                      ---                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
May 1, 2004 through
May 31, 2004                                       ---                      ---                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
June1, 2004 through
June 30, 2004                                      ---                      ---                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
July 1, 2004 through
July 31, 2004                                      ---                      ---                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
August 1, 2004 through
August 31, 2004                                    ---                      ---                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
September 1, 2004 through
September 30, 2004                           5,000,000              (pound)3.16                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
October 1, 2004 through
October 31, 2004                             1,250,000              (pound)2.99                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
November 1, 2004 through
November 30, 2004                            3,750,000              (pound)3.09                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------
December 1, 2004 through
December 31, 2004                            4,000,000              (pound)3.12                     ---                     ---
------------------------------- ----------------------- ------------------------ ----------------------- -----------------------

                                    PART III

Item 17.  Financial Statements

         Our Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

                                                                                                                              Page
                                                                                                                              ----
Report of Independent Registered Public Accounting Firm..................................................................      F-2

Consolidated Statements of Income for the Years Ended December 31, 2004, 2003 and 2002...................................      F-3

Consolidated Statements of Total Recognized Gains and Losses for the Years Ended December 31, 2004, 2003 and 2002........      F-3

Consolidated Balance Sheets as of December 31, 2004 and 2003.............................................................      F-4

Consolidated Shareholders' Funds for the Years Ended December 31, 2004, 2003 and 2002....................................      F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002...............................      F-6

Notes to the Consolidated Financial Statements...........................................................................      F-7

Item 18.  Financial Statements

         Not applicable.

Item 19.  Exhibits

The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1 Memorandum of Association of AMVESCAP, incorporating amendments up to and including April 28, 2005.

1.2 Articles of Association of AMVESCAP, adopted on July 20, 2000, incorporating amendments up to and including April 28, 2005.

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

2.4 Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in Liechtenstein Aktiengesellschaft and Citibank, N.A., incorporated by reference to exhibit 3.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

2.5 First Supplemental Indenture, dated as of December 31, 1999, among INVESCO, Inc., LGT Bank in Liechtenstein Aktiengesellschaft and Citibank, N.A., incorporated by reference to exhibit 4.19 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.


2.6 Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. and Bank in Liechtenstein Aktiengesellschaft, incorporated by reference to exhibit
       3.29 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

2.7 Five Year Credit Agreement, dated as of March 31, 2005, by and between AMVESCAP PLC, the banks, financial institutions and other institutional lenders from time to time a party thereto and Bank of America, N.A., as administrative agent.

2.8 Indenture, dated as of December 17, 2001, for AMVESCAP's 5.90% Senior Notes Due 2007 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit
       2.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

2.9 Indenture, dated as of February 27, 2003, for AMVESCAP's 5.375% Senior Notes Due 2013, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

2.10 Indenture, dated as of December 14, 2004, for AMVESCAP's 4.500% Senior Notes due 2009 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank.

2.11 Indenture, dated as of December 14, 2004, for AMVESCAP's 5.375% Senior Notes due 2014, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank.

3.1 Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company, incorporated by reference to exhibit 4.25 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

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

4.3 Second Amended and Restated Purchase and Sale Agreement, dated as of December 14, 2000, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc., incorporated by reference to exhibit 4.17 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.4 Amendment No. 4 to Facility Documents, dated as of August 24, 2001 among A I M Management Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., Citibank, N.A., Bankers Trust Company and Citicorp North America, Inc., incorporated by reference to exhibit 4.4 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

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

4.7 Support Agreement, dated as of August 1, 2000, with respect to AMVESCAP's Exchangeable Shares (as defined in such Support Agreement), among AMVESCAP, AVZ Callco Inc. and AMVESCAP Inc., incorporated by reference to exhibit 4.24 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.8 Merger Agreement, dated as of February 28, 2001, among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc., incorporated by reference to exhibit 4.28 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.9 Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.11 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.10 Amendment No. 1 to Stock Purchase Agreement, dated as of August 2, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.12 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.11 AMVESCAP Global Stock Plan, Amended and Restated Effective as of December 1, 2002, incorporated by reference to exhibit 4.18 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

4.12 Guarantee, dated February 27, 2003, with respect to AMVESCAP's 5.375% Senior Notes Due 2013, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.20 to AMVESCAP's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

4.13 Employment Agreement, dated as of June 22, 1994, between Charles W. Brady and INVESCO Group Services, Inc.

4.14 Global Partner Agreement, dated December 27, 2000, between Robert H. Graham and A I M Management Group Inc.

4.15 Employment Agreement, dated as of June 10, 1994, between Hubert L. Harris, Jr. and INVESCO Group Services, Inc.

4.16 Global Partner Agreement, dated January 3, 2001, between James I. Robertson and AMVESCAP Group Services, Inc.

4.17 Letter Agreement, dated July 3, 2001, between Michael D. Benson and INVESCO UK Limited.

4.18 Global Partner Agreement, dated January 5, 2001, between Robert F. McCullough and AMVESCAP Group Services, Inc.

4.19 Form of Non-Executive Director's Letter of Appointment, between AMVESCAP PLC and each non-executive director of the company.

8.1 List of Subsidiaries. Information on Significant Subsidiaries is incorporated by reference from the chart and description of our business in Item 4 of this Annual Report on Form 20-F.

12.1 Certification of Charles W. Brady pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of James I. Robertson pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Charles W. Brady pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


13.2 Certification of James I. Robertson pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1   Consent of Ernst & Young LLP.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                AMVESCAP PLC


                                                By:   /s/ JAMES I. ROBERTSON
                                                   -----------------------------
                                                    James I. Robertson
                                                    Chief Financial Officer

Date:  June 29, 2005

                          AMVESCAP PLC AND SUBSIDIARIES



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                              Page
Report of Independent Registered Public Accounting Firm..................................................................      F-2

Consolidated Statements of Income for the Years Ended December 31, 2004, 2003 and 2002...................................      F-3

Consolidated Statements of Total Recognized Gains and Losses for the Years Ended December 31, 2004, 2003 and 2002........      F-3

Consolidated Balance Sheets as of December 31, 2004 and 2003.............................................................      F-4

Consolidated Shareholders' Funds for the Years Ended December 31, 2004, 2003 and 2002....................................      F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002...............................      F-6

Notes to the Consolidated Financial Statements...........................................................................      F-7


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Directors of AMVESCAP PLC:

We have audited the accompanying consolidated balance sheets of AMVESCAP PLC as of December 31, 2004 and 2003 and the related consolidated statements of income, total recognized gains and losses, shareholders' funds and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMVESCAP PLC at December 31, 2004 and 2003 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from U.S. generally accepted accounting principles (see Note 27 of Notes to the Consolidated Financial Statements).



/s/ Ernst & Young LLP
London, England
February 28, 2005

CONSOLIDATED STATEMENTS OF INCOME

Year-ended December 31,

---------------------------------------------------------------------- ------------- ------------ ------------
(pound)'000                                                                 2004         2003         2002
---------------------------------------------------------------------- ------------- ------------ ------------
Revenues                                                                  1,158,451    1,158,070    1,345,263
Expenses:
  Operating                                                               (859,776)    (847,220)    (978,338)
  Exceptional (note 3)                                                    (249,710)     (84,943)     (69,248)
  Goodwill amortization (note 12)                                         (157,820)    (148,982)    (149,415)
                                                                       ------------- ------------ ------------
Operating (loss)/profit                                                   (108,855)       76,925      148,262
Investment income (note 6)                                                   15,268        7,740        6,561
Interest expense (note 7)                                                  (44,096)     (48,270)     (52,558)
                                                                       ------------- ------------ ------------
(Loss)/profit before taxation                                             (137,683)       36,395      102,265
Taxation (note 9)                                                          (35,315)     (53,676)     (85,372)
                                                                       ------------- ------------ ------------
(Loss)/profit after taxation                                              (172,998)     (17,281)       16,893
Minority interests                                                            (285)           --           --
                                                                       ------------- ------------ ------------
(Loss)/profit after minority interests                                    (173,283)     (17,281)       16,893
Dividends (note 10)                                                        (61,887)     (93,627)     (93,479)
                                                                       ------------- ------------ ------------
Retained loss for the year                                                (235,170)    (110,908)     (76,586)
                                                                       ------------- ------------ ------------

Earnings per share before goodwill amortization and exceptional items (note 11):
  -basic                                                                      21.8p        23.4p        27.5p
  -diluted                                                                    21.7p        23.2p        27.2p
Earnings per share:
  -basic and diluted                                                        (21.6)p       (2.2)p         2.1p
---------------------------------------------------------------------- ------------- ------------ ------------

The accompanying notes form part of these financial statements.






CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

Year-ended December 31,

---------------------------------------------------------------------- ------------ ------------- -------------
(pound)'000                                                                 2004          2003          2002
---------------------------------------------------------------------- ------------ ------------- -------------
Loss for the financial year                                              (172,998)      (17,281)        16,893
Currency translation differences on investments
  in overseas subsidiaries                                                (16,369)      (10,105)      (26,322)
Currency translation differences on borrowings                              56,316        65,669        82,183
                                                                       ------------ ------------- -------------
Total recognized gains and losses                                        (133,051)        38,283        72,754
---------------------------------------------------------------------- ------------ ------------- -------------

The accompanying notes form part of these financial statements. The cumulative effect on reserves of the prior year UITF 38 reclassification is shown in the Consolidated Shareholders' Funds statement.

CONSOLIDATED BALANCE SHEETS

As of December 31,

------------------------------------------------------------ --------------- -------------- --------------- --------------
(pound)'000                                                                       2004                           2003
------------------------------------------------------------ --------------- -------------- --------------- --------------
Fixed assets:
Goodwill (note 12)                                                               2,303,403                      2,411,803
Tangible assets (note 14)                                                          148,404                        170,598
Investments (note 13)                                                               70,070                         89,639
                                                             --------------- -------------- --------------- --------------
                                                                                 2,521,877                      2,672,040
Current assets:
Debtors (note 15)                                                 1,015,662                        887,507
Investments (note 13)                                                84,483                         74,652
Cash                                                                284,977                        318,713
                                                             ---------------                ---------------
                                                                  1,385,122                      1,280,872
Current liabilities (note 16):
Current maturities of long-term debt                               (41,411)                              -
Creditors                                                       (1,212,068)                    (1,052,034)
                                                             ---------------                ---------------
                                                                (1,253,479)                    (1,052,034)
Net current assets                                                                 131,643                        228,838

Total assets less current liabilities                                            2,653,520                      2,900,878
Long-term debt (note 17)                                                         (683,215)                      (730,041)
Provisions for liabilities and charges (note 18)                                 (106,234)                      (105,646)
                                                             --------------- -------------- --------------- --------------
Net assets                                                                       1,864,071                      2,065,191
                                                             --------------- -------------- --------------- --------------

Capital and reserves:
Called up share capital (note 22)                                                  202,664                        200,264
Share premium account                                                              700,888                        675,755
Shares held by employee trusts (note 22)                                         (237,972)                      (185,809)
Exchangeable shares (note 22)                                                      308,996                        330,629
Other reserves                                                                     593,596                        527,215
Profit and loss account                                                            294,585                        516,756
                                                             --------------- -------------- --------------- --------------
Shareholders' funds, equity interests                                            1,862,757                      2,064,810
Minority interests                                                                   1,314                            381
                                                             --------------- -------------- --------------- --------------
                                                                                 1,864,071                      2,065,191
------------------------------------------------------------ --------------- -------------- --------------- --------------

The accompanying notes form part of these financial statements. These financial statements were approved by the Board of Directors on February 28, 2005, and were signed on its behalf by:


Charles W. Brady

James I. Robertson

CONSOLIDATED SHAREHOLDERS' FUNDS

Movements in shareholders' funds, equity interests, comprise:

------------------------------------ ------------ ------------- ----------- ------------- ----------- ------------- ------------
                                                                             Shares held
                                        Called up  Exchangeable       Share  by employee        Other    Profit and
(pound)'000                         share capital        shares     premium       trusts     reserves  Loss account        Total
------------------------------------ ------------ ------------- ----------- ------------- ----------- ------------- ------------
January 1, 2002                          196,037       433,597     552,524      (98,112)     413,422       687,911    2,185,379
Profit after taxation                         --            --          --            --          --        16,893       16,893
Dividends                                     --            --          --            --          --      (93,479)     (93,479)
Exercise of options                        1,297            --      17,384            --     (2,820)            --       15,861
Acquisition earn-outs                        130            --          --            --       6,758            --        6,888
Increase in shares held by
 employee share ownership trusts              --            --          --      (63,865)          --            --     (63,865)
Conversion of exchangeable shares
 into ordinary shares                      1,150      (50,492)      49,342            --          --            --           --
Currency translation differences
 on investments in overseas
 subsidiaries                                 --            --          --            --      55,861            --       55,861
------------------------------------ ------------ ------------- ----------- ------------- ----------- ------------- ------------
December 31, 2002                        198,614       383,105     619,250     (161,977)     473,221       611,325    2,123,538
Loss after taxation                           --            --          --            --          --      (17,281)     (17,281)
Dividends                                     --            --          --            --          --      (93,627)     (93,627)
Exercise of options                          451            --       5,089            --     (1,570)            --        3,970
Acquisition earn-out                           4            --         135            --          --            --          139
Increase in share-based payment
  reserve                                     --            --          --            --          --        16,339       16,339
Increase in shares held by
  employee share ownership trusts             --            --          --      (23,832)          --            --     (23,832)
Conversion of exchangeable shares
 into ordinary shares                      1,195      (52,476)      51,281            --          --            --           --
Currency translation differences
 on investments in overseas
 subsidiaries                                 --            --          --            --      55,564            --       55,564
------------------------------------ ------------ ------------- ----------- ------------- ----------- ------------- ------------
December 31, 2003                        200,264       330,629     675,755     (185,809)     527,215       516,756    2,064,810
Loss after taxation                           --            --          --            --          --     (172,998)    (172,998)
Dividends                                     --            --          --            --          --      (61,887)     (61,887)
Amounts due to minority
 shareholders                                 --            --          --            --          --         (285)        (285)
Exercise of options                          385            --       3,953            --        (24)            --        4,314
Acquisition and disposal                   1,520            --          --            --      26,458            --       27,978
Acquisition earn-out                           1            --          41            --          --            --           42
Increase in share-based payment
  reserve                                     --            --          --            --          --        12,999       12,999
Increase in shares held by
  employee share ownership trusts             --            --          --      (52,163)          --            --     (52,163)
Conversion of exchangeable shares
 into ordinary shares                        494      (21,633)      21,139            --          --            --           --
Currency translation differences
 on investments in overseas
 subsidiaries                                 --            --          --            --      39,947            --       39,947
------------------------------------ ------------ ------------- ----------- ------------- ----------- ------------- ------------
December 31, 2004                        202,664       308,996     700,888     (237,972)     593,596       294,585    1,862,757
------------------------------------ ------------ ------------- ----------- ------------- ----------- ------------- ------------

The accompanying notes form part of these financial statements. Total shareholders' funds, equity interests at December 31, 2003 were (pound)2,232,253,000 (January 1, 2003: (pound)2,283,488,000) before reclassifying (pound)167,443,000 (January 1, 2003: (pound)159,950,000) related to the adoption of UITF 38. (See Note 22.)

CONSOLIDATED CASH FLOW STATEMENTS

Year-ended December 31,

---------------------------------------------------------------------- ------------ ------------ ------------
(pound)'000                                                                 2004         2003         2002
---------------------------------------------------------------------- ------------ ------------ ------------
Net cash inflow from operating activities (note 19)                        203,625      338,667      446,189
Returns on investments and servicing of finance:
Interest and dividends received                                             11,496        7,898        7,033
Interest paid                                                             (46,217)     (50,041)     (48,591)
                                                                       ------------ ------------ ------------
                                                                          (34,721)     (42,143)     (41,558)
Taxation                                                                  (57,215)    (120,760)    (105,557)
Capital expenditure and financial investment:
Purchase of tangible fixed assets, net of sales                           (27,594)     (36,585)     (54,584)
Purchase of fixed asset investments                                       (24,660)     (17,876)     (35,551)
Disposal of fixed asset investments                                         23,275       22,340       42,423
                                                                       ------------ ------------ ------------
                                                                          (28,979)     (32,121)     (47,712)
Acquisitions and disposals:
Acquisitions, net of cash acquired                                        (38,744)     (28,039)           --
Disposals                                                                   10,000           --           --
                                                                       ------------ ------------ ------------
                                                                          (28,744)     (28,039)           --
Dividends paid                                                            (73,823)     (93,369)     (93,531)
                                                                       ------------ ------------ ------------
Cash (outflow)/inflow before the use of
  cash equivalents and financing                                          (19,857)       22,235      157,831
Financing:
Issues of ordinary share capital                                             4,314        3,970       15,861
Purchases of shares held by employee share ownership trusts               (51,551)     (24,398)     (63,865)
Credit facility, net                                                      (42,553)     (15,118)       57,455
Issuance of senior notes                                                   260,525      220,648           --
Repayment of loans                                                       (167,009)    (227,446)    (127,620)
                                                                       ------------ ------------ ------------
                                                                             3,726     (42,344)    (118,169)
Change in cash equivalents                                                   4,207       36,154     (39,579)
                                                                       ------------ ------------ ------------
(Decrease)/increase in cash                                               (11,924)       16,045           83
                                                                       ------------ ------------ ------------

Reconciliation to decrease in cash at bank and in hand:
(Decrease)/increase in cash                                               (11,924)       16,045           83
Change in bank overdrafts                                                    (224)      (5,112)      (5,656)
Change in cash equivalents                                                 (4,207)     (36,154)       39,579
Foreign exchange movement on cash and cash equivalents                    (17,381)     (11,177)     (29,873)
                                                                       ------------ ------------ ------------
(Decrease)/increase in cash at bank and in hand                           (33,736)     (36,398)        4,133
---------------------------------------------------------------------- ------------ ------------ ------------

The accompanying notes form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Accounting Policies

Basis of accounting and consolidation

The financial statements consolidate the financial statements of AMVESCAP PLC and all of its subsidiaries (the "Group"). The consolidated financial statements have been prepared in accordance with the Companies Act 1985 (Schedule 4) and applicable accounting standards. The financial statements have been prepared on the historic cost convention as modified to include certain assets at market value. The Companies Act 1985 requirements have been adapted in respect of exchangeable shares. (See Note 22.) Certain prior year amounts have been reclassified to conform to the current year presentation. The Group adopted Urgent Issues Task Force (UITF) Abstract 38, "Accounting for ESOP trusts" on June 30, 2004, which requires that the Company's shares owned by employee share ownership trusts be recorded as deductions from equity rather than assets on the balance sheet. There was no material impact on the current profit and loss account in 2004 or 2003 as a result of this adoption. (See Note 22.)

Goodwill

The excess of the cost of companies acquired, over the fair value of their net assets, is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves. This goodwill has been eliminated as a matter of accounting policy and will be charged or credited to the profit and loss account on subsequent disposal of the related businesses. Additional amortization is taken in the year if goodwill is deemed impaired.

Revenue

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, VAT and other sales-related taxes. Revenue, which is recorded when earned, represents management, distribution, transfer agent and other fees. Management fee revenues are derived from providing professional expertise to manage client accounts and include fees received from institutional advisory contracts and retail mutual funds, unit trusts, investment companies with variable capital and investment trusts. Management fees vary in relation to the type and level of client assets managed, and in certain cases are also based on investment performance. Distribution fees include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Transfer agent fees are service fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor's name. Other fees include trading fees derived from generally non-recurring security or investment transactions and fees earned from the Group's banking subsidiaries, such as interest earned from balances available on demand from clients and credit institutions and commissions earned from derivative instruments.

Interest income is accrued on cash and other interest-generating financial assets.

Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.

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

Impairment

Tangible fixed assets and goodwill are subject to impairment reviews, in accordance with FRS 11, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. Goodwill impairment reviews are conducted at an income generating unit level, and acquisitions are subject to impairment reviews at the end of the first full financial year following acquisition.

The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment, and this loss is recognized in the profit and loss account in the period in which it occurs.

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

Taxation

Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on timing differences, calculated at the rate at which it is estimated that tax will be payable. Deferred tax assets are recognized when it is deemed more likely than not that there will be taxable profits in the future to offset these amounts. The Group does not discount tax balances.
(See Note 9.)

Foreign currencies

Assets and liabilities of overseas subsidiaries are translated at the rates of exchange prevailing at the balance sheet date. Profit and loss account figures are translated at the weighted average exchange rates for the year. Exchange differences arising on the translation of overseas subsidiaries' accounts are taken directly to reserves. Exchange differences on foreign currency borrowings, to the extent that they are used to finance or provide a hedge against Company equity investments in foreign enterprises, are taken directly to reserves. All other translation and transaction exchange differences (which are not material) are taken to the profit and loss account. All exchange gains or losses on settled transactions and unsettled short-term monetary items are reported as part of the profit and loss account.

Pension and post employment medical plans

For defined contribution schemes, pension contributions payable in respect of the accounting period are charged to the profit and loss account. For defined benefit schemes, contributions are charged systematically to the profit and loss account over the expected service lives of employees. Variations from the regular cost are allocated to the profit and loss account over the average remaining service lives of employees.

Conversion to International Financial Reporting Standards (IFRS)

The Group is required under European legislation to adopt IFRS for its year-ending December 31, 2005. These standards comprise not only IFRS but also International Accounting Standards ("IAS"). The objective is to harmonize accounting standards, which will enhance transparency and therefore improve the efficiency of the capital markets. The Group has developed a conversion plan and has assessed the impact on its financial statements. A commentary on the key items likely to be impacted by the conversion to IFRS is given in "Item 5. Operating and Financial Review and Prospects".

Note 2.  Acquisitions and Disposals

On March 1, 2004, the Group acquired Stein Roe Investment Counsel LLC ("Stein Roe") for consideration totaling (pound)87.6 million, which includes earn-out provisions of (pound)23.0 million. Goodwill and management contract intangible assets of (pound)84.5 million have been recorded on this acquisition, net cash paid was (pound)36.7 million, and shares were issued in satisfaction of (pound)25.3 million purchase consideration.

The provisional book and fair values of net assets acquired were determined as follows:

------------------------------------------------- ------------------- ------------------- -----------
(pound)'000
                                                                Book          Fair value  Fair value
                                                               value         adjustments
------------------------------------------------- ------------------- ------------------- -----------
Fixed assets                                                  20,218            (18,469)       1,749
Debtors                                                        1,843                 628       2,471
Cash                                                           2,582                  --       2,582
Creditors                                                    (3,716)                  --     (3,716)
                                                  ------------------- ------------------- -----------
Net assets                                                    20,927            (17,841)       3,086
Goodwill and intangible assets                                                                84,529
                                                                                          -----------
                                                                                              87,615
Satisfied by:
Issuance of ordinary shares                                                                   25,344
Cash paid and provisions established                                                          62,271
                                                                                          -----------
                                                                                              87,615
------------------------------------------------- ------------------- ------------------- -----------

Adjustments include the write-off of pre-acquisition goodwill to equity and the establishment of deferred tax assets related to certain creditor balances.

On March 31, 2004, the Group completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of (pound)3.8 million has been recorded within investment income. The disposal is analyzed as follows:

------------------------------------------ -------- ---------------
(pound)'000
------------------------------------------ -------- ---------------
Fixed assets disposed of                                     1,160
Other costs related to sale                                  3,661
Write-off of goodwill in other reserves                      2,634
                                                    ---------------
                                                             7,455
Gain on disposal                                             3,796
                                                    ---------------
Consideration (cash and receivables)                        11,251
------------------------------------------ -------- ---------------

Note 3.  Exceptional Items

The consolidated profit and loss account includes exceptional charges as follows:

------------------------------------- --------------- --------------- ---------------
(pound)'000                                  2004           2003            2002
------------------------------------- --------------- --------------- ---------------
U.S. regulatory investigation:
   Settlement costs                         208,918              --              --
   Other related costs                       20,249          17,371              --
Lease costs                                  20,224           9,620           5,144
Redundancy and reorganization                 5,545          48,467          44,544
Other                                        (5,226)          9,485          19,560
                                      --------------- --------------- ---------------
Total exceptional items                     249,710          84,943          69,248
                                      --------------- --------------- ---------------
Total exceptional items net of tax          190,579          55,901          56,416
                                      --------------- --------------- ---------------
Diluted per share impact                      23.6p            6.9p            6.9p
------------------------------------- --------------- --------------- ---------------

The U.S. regulatory investigation settlement costs comprise (pound)208.9 million ($376.7 million) in penalties and restitution costs. Other related costs are primarily additional legal costs associated with the investigation. See Note 24 for additional information regarding the settlement. Lease costs arise in 2004 as a result of excess office space in the U.K. and U.S. The provision reflects an estimate of the lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. Redundancy and reorganization costs primarily represent the costs of completing the integration of the U.S. mutual fund businesses. 'Other' represents the release of previously estimated provisions to reflect actual costs incurred.

Exceptional items in 2003 and 2002 include costs associated with redundancy programs and expenses associated with internal reorganizations. 'Other' costs include charges for systems and other terminated initiatives and the write-off of fixed assets. The lease provisions relate to moves to new office facilities and office closures.

The Group paid approximately (pound)175.0 million toward these and prior exceptional accruals in 2004 (2003: (pound)68.7 million, 2002: (pound)42.7 million).

Note 4.  (Loss)/Profit on Ordinary Activities

 (Loss)/profit on ordinary activities before taxation is stated after:

------------------------------------------------------------------- ------------------- ------------------- ----------------
(pound)'000                                                                 2004                2003             2002
------------------------------------------------------------------- ------------------- ------------------- ----------------

Crediting:
Net gain on sale of tangible fixed assets                                           --                  --            1,011

Charging:
Net loss on sale of tangible fixed assets                                          553               6,421               --
Interest payable                                                                44,096              48,270           52,558
Audit and non-audit fees                                                         3,993               2,775            2,430
------------------------------------------------------------------- ------------------- ------------------- ----------------

Note 5.  Segmental Information

Geographical analysis of the Group's business, which is principally investment management, is as follows:

---------------------------- --------------------------------- -- --------------------------------- --- -----------------------
                                         Revenues                 (Loss)/profit after exceptional             Net assets
                                                                               items
---------------------------- ---------------------------------    ---------------------------------     -----------------------
(pound)'000                     2004       2003        2002          2004       2003        2002            2004        2003
---------------------------- ---------- ---------- -----------    ---------- ---------- -----------     ----------- -----------
U.K.                           189,581    180,597     203,900         7,046     14,432     (6,973)             348    (34,114)
U.S.                           716,680    744,966     902,928      (57,946)    140,137     234,813          63,168     160,424
Canada                         174,417    154,758     151,346        96,553     77,506      79,563          33,271      48,122
Europe/Asia                     77,773     77,749      87,089         3,312    (6,168)     (9,726)          54,897      55,551
                             ---------- ---------- -----------    ---------- ---------- -----------     ----------- -----------
                             1,158,451  1,158,070   1,345,263        48,965    225,907     297,677         151,684     229,983
                             ---------- ---------- -----------
Goodwill                                                                                                 2,303,403   2,411,803
Goodwill amortization                                             (157,820)  (148,982)   (149,415)
Net interest expense                                               (28,828)   (40,530)    (45,997)
                                                                  ---------- ---------- -----------
(Loss)/profit before taxation                                     (137,683)     36,395     102,265
                                                                  ---------- ---------- -----------
Net debt                                                                                                 (591,016)   (576,595)
                                                                                                        ----------- -----------
Net assets                                                                                               1,864,071   2,065,191
---------------------------- ---------- ---------- ----------- -- ---------- ---------- ----------- --- ----------- -----------

The U.S. dollar profits have been translated into sterling at an average rate of
1.83 in 2004 (2003: 1.65, 2002: 1.50). Revenue reflects the geographical segments from which services are provided. Total operating expenses in 2004 were (pound)1,267,306,000 (2003: (pound)1,081,145,000, 2002: (pound)1,197,001,000).

Note 6.  Investment Income

------------------------------------------------- ------------ ----------- ------------
(pound)'000                                            2004        2003         2002
------------------------------------------------- ------------ ----------- ------------
Interest receivable                                     5,656       6,265        7,549
Gain on disposal of business                            3,796          --           --
Income from listed investments                          2,731       4,685        3,218
Profit/(loss) from unlisted investments                 3,085     (3,210)      (4,206)
                                                  ------------ ----------- ------------
                                                       15,268       7,740        6,561
------------------------------------------------- ------------ ----------- ------------

Note 7.  Interest Expense

------------------------------------------------- ------------ ----------- ------------
(pound)'000                                            2004        2003         2002
------------------------------------------------- ------------ ----------- ------------
Senior notes                                           34,470      40,212       40,086
Credit facility                                         3,078       3,075        4,286
Debt retirement costs                                   2,771          --           --
Equity Subordinated Debentures                             --       2,225        3,763
Other                                                   3,777       2,758        4,423
                                                  ------------ ----------- ------------
                                                       44,096      48,270       52,558
------------------------------------------------- ------------ ----------- ------------

Note 8.  Directors and Employees

------------------------------------------------- ------------ ----------- ------------
(pound)'000                                            2004        2003         2002
------------------------------------------------- ------------ ----------- ------------
Wages and salaries                                    391,261     394,176      444,153
Social security costs                                  27,441      27,304       30,310
Other pension costs                                    34,722      38,069       44,851
                                                  ------------ ----------- ------------
                                                      453,424     459,549      519,314
------------------------------------------------- ------------ ----------- ------------

The average number of employees of the Group during the year was 6,812 (2003:
7,069). Of these totals, 4,824 (2003: 5,012) were employed in North America and the remainder were employed in the U.K., Europe and Asia.

Emoluments of the chairman and the directors are shown in "Item 6: Directors, Senior Management and Employee".

Note 9.  Taxation

------------------------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
(pound)'000                                                           2004                     2003                     2002
------------------------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
Current Tax:
  U. K. corporation
    tax for the period                                     680                 (1,018)                    7,926
  Double taxation relief                                 (680)                   (476)                  (1,372)
                                                  ------------             ------------             ------------
                                                                       --                  (1,494)                    6,554
  Foreign income tax
    for the period                                      54,143                  82,696                  112,563
  Adjustments in respect
    of prior periods                                     2,787                   5,553                    2,330
                                                  ------------             ------------             ------------
                                                                   56,930                   88,249                  114,893
                                                  ------------ ----------- ------------ ----------- ------------ -----------
  Total current tax                                                56,930                   86,755                  121,447
                                                  ------------ ----------- ------------ ----------- ------------ -----------
Deferred Tax:
  Origination and reversal
    of timing differences                             (23,056)                (20,041)                  (8,471)
 Adjustments in respect of
    prior periods                                        1,441                (13,038)                 (27,604)
                                                  ------------ ----------- ------------ ----------- ------------ -----------
  Total deferred tax                                             (21,615)                 (33,079)                 (36,075)
                                                  ------------ ----------- ------------ ----------- ------------ -----------
Total tax on (loss)/profit on
  ordinary activities                                              35,315                   53,676                   85,372
------------------------------------------------- ------------ ----------- ------------ ----------- ------------ -----------

------------------------------------------------- ------------ ----------- ------------
(pound)'000                                            2004        2003         2002
------------------------------------------------- ------------ ----------- ------------
(Loss)/profit before taxation                       (137,683)      36,395      102,265
                                                  ------------ ----------- ------------
Tax on Group (loss)/profit on ordinary activities at standard U.K.
  corporation tax rate of 30%                        (41,305)      10,918       30,680
Effects of:
Higher overseas tax rates                             (9,436)      12,188       18,687
Non-deductible amortization                            55,793      41,486       62,904
SEC settlement - non-deductible penalties              28,323           -            -
SEC settlement - restitution deductible
  when paid                                            21,555           -            -
Other exceptional items deductible when paid          (3,318)       6,872        2,820
Adjustments in respect of prior periods                 2,787       5,553        2,330
Other non-deductible items                              4,892       6,057       12,025
Other deferred tax movement                           (2,361)       3,681      (7,999)
                                                  ------------ ----------- ------------
Group current tax charge for the period                56,930      86,755      121,447
------------------------------------------------- ------------ ----------- ------------


Factors that may affect future tax charges

The Group's overseas tax rates are higher than those in the U.K. primarily because the (losses)/profits earned in the U.S. are taxed at a rate of approximately 38%, and the profits earned in Canada are taxed at a rate of approximately 36%, while the (losses)/profits earned in the U.K. are taxed at a rate of approximately 30%.

Deferred tax has not been recognized on tax losses accumulating in certain subsidiaries as the losses may not be utilized to offset taxable profits elsewhere in the Group, and they have arisen in subsidiaries that have not shown a history of taxable profits and/or the amount of the losses is greater than the expected profit in the near future. Deferred tax assets from unrecognized losses that are available to offset future taxable income generated in the respective subsidiaries comprise: Australia (pound)4.8 million, Japan (pound)2.8 million, Poland (pound)1.2 million, Germany (pound)1.6 million and Other (pound)2.2 million.

Components of deferred tax

------------------------------------------------- ------------ -----------
(pound)'000                                             2004        2003
------------------------------------------------- ------------ -----------
Deferred compensation arrangements                     28,457      26,265
Exceptional items                                      33,065      22,340
Tax losses carried forward                             15,460      24,267
Fixed assets depreciation                               2,406         719
Amortization                                          (2,872)     (4,353)
Investments                                             3,468       2,413
Health, benefits and rent accruals                     10,433       8,859
Accrued interest and other                              6,117       6,586
                                                  ------------ -----------
Deferred tax assets - debtors                          96,534      87,096
                                                  ------------ -----------
Deferred sales commissions                           (20,658)    (30,307)
Tax reserves                                         (19,099)    (16,876)
Other                                                 (2,718)          --
                                                  ------------ -----------
Deferred tax liabilities - provisions                (42,475)    (47,183)
                                                  ------------ -----------
Net deferred tax asset                                 54,059      39,913
------------------------------------------------- ------------ -----------

Movements on net deferred tax of (pound)14.1 million comprise a deferred tax credit in the profit and loss account of (pound)21.6 million less foreign exchange of (pound)5.9 million and other of (pound)1.5 million.

Deferred tax has been recognized on tax losses in the aggregate of (pound)15.5 million as it is more likely than not that each subsidiary will have taxable profits in the foreseeable future to enable utilization of the amounts recognized.

Note 10.  Dividends

------------------------------------------------- ------------ ----------- ------------
(pound)'000                                            2004        2003         2002
------------------------------------------------- ------------ ----------- ------------
Interim paid, 2.5p per share (2003: 5.0p)
     Ordinary shares                                   20,321      38,801       38,760
     Exchangeable shares                                  588       2,034        2,063
                                                  ------------ ----------- ------------
Total Interim paid                                     20,909      40,835       40,823
Final proposed, 5.0p per share (2003: 6.5p)
     Ordinary shares                                   39,570      50,816       50,388
     Exchangeable shares                                1,408       1,976        2,268
                                                  ------------ ----------- ------------
Total final proposed                                   40,978      52,792       52,656
                                                  ------------ ----------- ------------
                                                       61,887      93,627       93,479
------------------------------------------------- ------------ ----------- ------------


The trustees of the Employee Share Option Trust waived dividends amounting to (pound)1,729,000 in 2004 (2003: (pound)2,209,000).

Note 11.  Earnings per Share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

The calculation of earnings per share is as follows:

------------------------------------------------- -------------- -------------- -----------
                                                  (Loss)/profit
                                                          after
                                                       minority      Number of   Per share
(pound)'000                                           interests         shares      amount
------------------------------------------------- -------------- -------------- -----------
2004
Basic and diluted
  earnings per share                            (pound)(173,283)       802,160      (21.6)p
------------------------------------------------- -------------- -------------- -----------

2003
Basic and diluted
  earnings per share                             (pound)(17,281)       802,885      (2.2)p
------------------------------------------------- -------------- -------------- -----------

2002
Basic earnings per share                           (pound)16,893       810,042        2.1p
Dilutive effect of options                                    --         9,476
                                                  -------------- -------------- -----------
Diluted earnings per share                         (pound)16,893       819,518        2.1p
------------------------------------------------- -------------- -------------- -----------

Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share because this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

------------------------------------------------- ------------------------ -------------- -----------
                                                   Profit before goodwill
                                                         amortization and      Number of   Per share
(pound)'000                                             exceptional items         shares      amount
------------------------------------------------- ------------------------ -------------- -----------
2004
Basic earnings per share                                   (pound)175,116        802,160       21.8p
Dilutive effect of options                                             --          6,128
                                                  ------------------------ -------------- -----------
Diluted earnings per share                                 (pound)175,116        808,288       21.7p
------------------------------------------------- ------------------------ -------------- -----------

2003
Basic earnings per share                                   (pound)187,602        802,885       23.4p
Dilutive effect of options                                             --          7,486
                                                  ------------------------ -------------- -----------
Diluted earnings per share                                 (pound)187,602        810,371       23.2p
------------------------------------------------- ------------------------ -------------- -----------

2002
Basic earnings per share                                   (pound)222,724        810,042       27.5p
Dilutive effect of options                                             --          9,476
                                                  ------------------------ -------------- -----------
Diluted earnings per share                                 (pound)222,724        819,518       27.2p
------------------------------------------------- ------------------------ -------------- -----------

Diluted earnings per share is reconciled to diluted earnings per share before goodwill amortization and exceptional items as follows:

------------------------------------------------- --------------- -------------- --------------
Pence                                                     2004           2003           2002
------------------------------------------------- --------------- -------------- --------------
Diluted earnings per share                                (21.6)           (2.2)           2.1
Goodwill amortization                                      19.5            18.4           18.2
Exceptional items net of tax                               23.6             6.9            6.9
Other adjustments                                           0.2             0.1           --
                                                  --------------- -------------- --------------
Diluted earnings per share
  before goodwill amortization
  and exceptional items                                    21.7            23.2           27.2
------------------------------------------------- --------------- -------------- --------------

Note 12.  Goodwill and intangibles

------------------------------------------------- ------------- ----------------- -----------
                                                                                    Net book
(pound)'000                                               Cost      Amortization       value
------------------------------------------------- ------------- ----------------- -----------
January 1, 2003                                      2,943,588         (401,282)   2,542,306
Provided during the year                                    --         (148,982)   (148,982)
Acquisition                                             34,681                --      34,681
Reduction in earn-out provisions                      (15,498)                --    (15,498)
Foreign exchange                                         (704)                --       (704)
                                                  ------------- ----------------- -----------
December 31, 2003                                    2,962,067         (550,264)   2,411,803
Provided during the year                                    --         (157,820)   (157,820)
Acquisition                                             84,529                --      84,529
Other adjustments                                      (1,281)                --     (1,281)
Reduction in earn-out provisions                      (34,314)                --    (34,314)
Foreign exchange                                           486                --         486
                                                  ------------- ----------------- -----------
December 31, 2004                                    3,011,487         (708,084)   2,303,403
------------------------------------------------- ------------- ----------------- -----------

Included in amounts provided during 2004 is an impairment adjustment of (pound)5.2 million. Prior to 1998, (pound)1,174 million in goodwill was written off to other reserves, (pound)44.5 million was written off to the cancellation of the share premium account and (pound)73.6 million was written off to the profit and loss account.

Note 13.  Investments

Investments held as fixed assets

------------------------------------------------ ------------------
(pound)'000
------------------------------------------------ ------------------
Cost:
January 1, 2003                                            114,967
Foreign exchange                                           (6,307)
Additions                                                   19,381
Acquisition                                                     52
Disposals                                                 (32,516)
                                                 ------------------
December 31, 2003                                           95,577
Foreign exchange                                           (5,318)
Additions                                                   24,660
Disposals                                                 (40,034)
                                                 ------------------
December 31, 2004                                           74,885
                                                 ------------------
Provisions against investments:
January 1, 2003                                            (8,991)
Net change                                                   3,053
                                                 ------------------
December 31, 2003                                          (5,938)
Net change                                                   1,123
                                                 ------------------
December 31, 2004                                          (4,815)
                                                 ------------------
Net book value:
January 1, 2003                                            105,976
                                                 ------------------
December 31, 2003                                           89,639
                                                 ------------------
December 31, 2004                                           70,070
------------------------------------------------ ------------------

Investments held as fixed assets consist of investments in various Group mutual funds, unit trusts, partnership interests, investments in collateralized loan and bond obligations, investments on behalf of deferred compensation plans and treasury/governmental agency securities. Prior to June 30, 2004, shares held by employee trusts were included as investments held as fixed assets. These have now been reclassified to equity in accordance with UITF 38. (See Note 22.)

Investments held as current assets

Current asset investments include listed investments of (pound)57.8 million (2003: (pound)61.0 million) and unlisted investments of (pound)26.7 million (2003: (pound)13.7 million).

Note 14.  Tangible Assets

Tangible assets are comprised of land, buildings, technology and other equipment.

------------------------------------------------- ------------------- ------------------- -------------------
                                                      Technology and            Land and
(pound)'000                                          other equipment           buildings               Total
------------------------------------------------- ------------------- ------------------- -------------------
Cost:
January 1, 2003                                              422,920              55,197             478,117
Foreign exchange                                            (52,829)               (248)            (53,077)
Additions                                                     37,393                  11              37,404
Acquisition                                                      102                  --                 102
Disposals                                                   (20,178)                  --            (20,178)
                                                  ------------------- ------------------- -------------------
December 31, 2003                                            387,408              54,960             442,368
Foreign exchange                                            (21,505)                (89)            (21,594)
Additions                                                     28,109                  58              28,167
Acquisition                                                    1,785                  --               1,785
Disposals                                                   (10,381)                  --            (10,381)
                                                  ------------------- ------------------- -------------------
December 31, 2004                                            385,416              54,929             440,345
                                                  ------------------- ------------------- -------------------
Accumulated depreciation:
January 1, 2003                                            (279,597)             (1,460)           (281,057)
Foreign exchange                                              47,302                   2              47,304
Provided during the year                                    (50,043)               (912)            (50,955)
Disposals                                                     12,938                  --              12,938
                                                  ------------------- ------------------- -------------------
December 31, 2003                                          (269,400)             (2,370)           (271,770)
Foreign exchange                                              15,645                 512              16,157
Provided during the year                                    (44,064)             (1,520)            (45,584)
Disposals                                                      9,256                  --               9,256
                                                  ------------------- ------------------- -------------------
December 31, 2004                                          (288,563)             (3,378)           (291,941)
                                                  ------------------- ------------------- -------------------
Net book value:
January 1, 2003                                              143,323              53,737             197,060
                                                  ------------------- ------------------- -------------------
December 31, 2003                                            118,008              52,590             170,598
                                                  ------------------- ------------------- -------------------
December 31, 2004                                             96,853              51,551             148,404
------------------------------------------------- ------------------- ------------------- -------------------

Note 15.  Debtors

------------------------------------------------- ------------------- -------------------
(pound)'000                                                2004                2003
------------------------------------------------- ------------------- -------------------
Deferred taxation                                             96,534              87,096
Policyholder debtors                                         414,956             271,183
Prepayments                                                   44,638              24,709
Deferred sales commissions                                    57,827              77,721
Other debtors                                                 58,509              55,624
Trade debtors                                                129,092             110,682
Unsettled fund debtors                                       127,912             101,578
Customer and counterparty debtors                             86,194             158,914
                                                  ------------------- -------------------
                                                           1,015,662             887,507
------------------------------------------------- ------------------- -------------------

The majority of deferred taxes will reverse after one year.

Note 16.  Current Liabilities

------------------------------------------------- ------------------- -------------------
(pound)'000                                                2004                2003
------------------------------------------------- ------------------- -------------------
Policyholder creditors                                       414,956             271,183
Accruals and other                                           345,363             278,692
Current maturities of long-term debt                          41,411                  --
Proposed dividend                                             40,978              52,914
Corporation tax payable                                        5,294                  --
Trade creditors                                               38,633              53,670
Unsettled fund creditors                                     124,946              94,815
Customer and counterparty creditors                          241,898             300,535
Bank overdraft                                                    --                 225
                                                  ------------------- -------------------
                                                           1,253,479           1,052,034
------------------------------------------------- ------------------- -------------------

Note 17.  Long-Term Debt

------------------------------------------------- ------------------- -------------------
(pound)'000                                                2004                2003
------------------------------------------------- ------------------- -------------------
Senior notes:
   US$79.5 million (2003: US$400 million) due
     2005 at 6.6%                                             41,411             226,308
   US$300 million due 2007 at 5.9%                           156,315             169,731
   US$300 million due 2009 at 4.5%                           156,315                  --
   US$350 million due 2013 at 5.375%                         182,368             198,020
   US$200 million due 2014 at 5.375%                         104,210                  --
   US$10 million due 2006 at 6.875%                            5,328               5,855
US$900 million credit facility due 2006                       78,679             130,127
                                                  ------------------- -------------------
Total debt                                                   724,626             730,041
Less: current maturities of long-term debt                  (41,411)                  --
                                                  ------------------- -------------------
Total long-term debt                                         683,215             730,041
------------------------------------------------- ------------------- -------------------

The credit facility provides for borrowings of various maturities and contains certain conditions, including a restriction not to declare and pay cash dividends in excess of 60% of cumulative consolidated net profit before goodwill amortization arising after December 31, 2000. The Company also has an unused 364-day revolving $200 million credit facility available. Interest is payable on both facilities based upon LIBOR, Prime or Federal Funds rates in existence at the time of each borrowing. The financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.00:1.00 and a coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters ended before the date of determination).

Analysis of borrowings:

------------------------------------------------------- ----------------- -----------------
(pound)'000                                                    2004              2003
------------------------------------------------------- ----------------- -----------------
Between one and two years                                        125,418           226,308
Between three and five years                                     312,630           305,713
More than five years                                             286,578           198,020
                                                        ----------------- -----------------
Total debt                                                       724,626           730,041
------------------------------------------------------- ----------------- -----------------

Note 18.  Provisions for Liabilities and Charges

------------------------------------------------- ------------------- ------------------- ------------------- -----------
                                                            Deferred                              Leases and
(pound)'000                                                    taxes         Acquisition               other       Total
------------------------------------------------- ------------------- ------------------- ------------------- -----------
January 1, 2003                                               57,894              73,378              11,402     142,674
Cash paid                                                         --             (2,626)             (2,091)     (4,717)
Reduction in
  earn-out provisions                                             --            (15,498)                  --    (15,498)
Reversal of deferred
  tax liabilities                                           (14,150)                  --                  --    (14,150)
Provisions established
  and other adjustments                                           --             (6,838)               8,680       1,842
Foreign exchange                                               3,439             (7,179)               (765)     (4,505)
                                                  ------------------- ------------------- ------------------- -----------
December 31, 2003                                             47,183              41,237              17,226     105,646
Cash paid                                                         --             (4,266)             (4,524)     (8,790)
Reduction in
  earn-out provisions                                             --            (34,314)                  --    (34,314)
Reversal of deferred
  tax liabilities                                            (7,733)                  --                  --     (7,733)
Acquisition of Stein Roe                                          --              23,019                  --      23,019
Provisions established                                            --               1,404              19,305      20,709
Foreign exchange                                               3,025               4,932               (260)       7,697
                                                  ------------------- ------------------- ------------------- -----------
December 31, 2004                                             42,475              32,012              31,747     106,234
------------------------------------------------- ------------------- ------------------- ------------------- -----------

Acquisition provisions in 2004 consist of a (pound)23.0 million earn-out provision established for the acquisition of Stein Roe. The earn-out provision will be released annually through the third anniversary of the closing and will be satisfied by the issuance of shares and the payment of cash. Also included in acquisition provisions is (pound)4.5 million remaining on a retention provision established at the time of the acquisition of National Asset Management, which is expected to be settled in cash during 2005 and 2006. The acquisition of the real estate asset management business of Hypo- und Vereinsbank in 2003 resulted in the recognition of a (pound)3.5 million deferred acquisition provision, to be paid in 2006. In 2003, the earn-out associated with the Pell Rudman acquisition concluded. Pell Rudman did not meet the earn-out targets, and the balance was reversed against goodwill during the year.

Leases and other provisions consist of an estimate of the costs associated with onerous leases resulting from excess office space in the U.S. and the U.K. The provisions reflect calculations of the lease payments in excess of the expected sublease proceeds over the remaining lives of the leases.

The deferred tax provision arises primarily from contingent deferred sales commissions and tax reserves.

Note 19. Reconciliation of Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

------------------------------------------------------- ---------------- ----------------- ----------------
(pound)'000                                                   2004              2003             2002
------------------------------------------------------- ---------------- ----------------- ----------------
Operating (loss)/profit                                       (108,855)            76,925          148,262
Increase in exceptional item
  provisions and accruals                                        74,658            16,219           63,600
Depreciation                                                     45,584            50,955           60,232
Goodwill amortization                                           157,820           148,982          149,415
(Increase)/decrease in debtors                                (112,790)         (162,213)          123,543
Decrease/(increase) in creditors                                163,427           199,190        (114,428)
Net loss/(gain) on disposal of tangible fixed assets                553             6,421          (1,011)
(Gain)/loss on disposal of fixed asset investments              (6,427)             2,479            5,530
Other                                                          (10,345)             (291)           11,046
                                                        ---------------- ----------------- ----------------
Net cash inflow from operating activities                       203,625           338,667          446,189
------------------------------------------------------- ---------------- ----------------- ----------------

Note 20.  Reconciliation of Net Cash Flow to Movement in Net Debt

------------------------------------------------- ------------------- ------------------- -------------------
(pound)'000                                               2004                2003                2002
------------------------------------------------- ------------------- ------------------- -------------------
(Decrease)/increase in cash                                 (11,924)              16,045                  83
Cash outflow from client cash                                  4,548              12,932               5,622
Cash (outflow)/inflow from
  cash equivalents                                           (4,207)            (36,154)              39,579
Cash outflow from lease financing                                 --                  --                 445
Cash (inflow)/outflow from bank loans                       (50,963)              21,916              70,165
                                                  ------------------- ------------------- -------------------
Change in net debt resulting from
  cash flows                                                (62,546)              14,739             115,894
                                                  ------------------- ------------------- -------------------
Debt and finance leases                                         (20)                 148                  75
Translation difference                                        48,150              60,991              69,112
                                                  ------------------- ------------------- -------------------
Change in net debt resulting from
  non-cash changes and translation                            48,130              61,139              69,187
                                                  ------------------- ------------------- -------------------
Movement in net debt in the year                            (14,416)              75,878             185,081
Net debt beginning of the year                             (576,598)           (652,476)           (837,557)
                                                  ------------------- ------------------- -------------------
Net debt end of the year                                   (591,014)           (576,598)           (652,476)
------------------------------------------------- ------------------- ------------------- -------------------

Note 21.  Analysis of Net Debt

---------------------------------------- ------------------- -------------- --------------------- ----------------------
                                                                                Non-cash changes
(pound)'000                                January 1, 2004      Cash flow        and translation      December 31, 2004
---------------------------------------- ------------------- -------------- --------------------- ----------------------
2004
Net cash:
Cash at bank and in hand                            318,713       (16,355)              (17,381)                284,977
Less: cash equivalents                             (86,828)          4,207                 3,657               (78,964)
Bank overdrafts                                       (225)            224                     1                     --
                                         ------------------- -------------- --------------------- ----------------------
                                                    231,660       (11,924)              (13,723)                206,013
Client cash                                       (165,038)          4,548                 9,213              (151,277)
                                         ------------------- -------------- --------------------- ----------------------
                                                     66,622        (7,376)               (4,510)                 54,736
Cash equivalents                                     86,828        (4,207)               (3,657)                 78,964
Debt due within one year                                 --        167,009             (208,420)               (41,411)
Debt due after more than one year                 (730,041)      (217,972)               264,798              (683,215)
Finance leases                                          (7)             --                  (81)                   (88)
                                         ------------------- -------------- --------------------- ----------------------
Total                                             (576,598)       (62,546)                48,130              (591,014)
---------------------------------------- ------------------- -------------- --------------------- ----------------------


---------------------------------------- ------------------- -------------- --------------------- ----------------------
                                                                                Non-cash changes
(pound)'000                                January 1, 2003      Cash flow        and translation      December 31, 2003
---------------------------------------- ------------------- -------------- --------------------- ----------------------
2003
Net cash:
Cash at bank and in hand                            355,111       (25,221)              (11,177)                318,713
Less: cash equivalents                            (125,578)         36,154                 2,596               (86,828)
Bank overdrafts                                     (5,157)          5,112                 (180)                  (225)
                                         ------------------- -------------- --------------------- ----------------------
                                                    224,376         16,045               (8,761)                231,660
Client cash                                       (184,656)         12,932                 6,686              (165,038)
                                         ------------------- -------------- --------------------- ----------------------
                                                     39,720         28,977               (2,075)                 66,622
Cash equivalents                                    125,578       (36,154)               (2,596)                 86,828
Debt due within one year                          (222,089)        225,554               (3,465)                     --
Debt due after more than one year                 (595,600)      (203,638)                69,197              (730,041)
Finance leases                                         (85)             --                    78                    (7)
                                         ------------------- -------------- --------------------- ----------------------
Total                                             (652,476)         14,739                61,139              (576,598)
---------------------------------------- ------------------- -------------- --------------------- ----------------------

---------------------------------------- ------------------- -------------- --------------------- ----------------------
                                                                                Non-cash changes
(pound)'000                                January 1, 2002      Cash flow        and translation      December 31, 2002
---------------------------------------- ------------------- -------------- --------------------- ----------------------
2002
Net cash:
Cash at bank and in hand                            350,978         34,006              (29,873)                355,111
Less: cash equivalents                             (94,620)       (39,579)                 8,621              (125,578)
Bank overdrafts                                    (10,562)          5,656                 (251)                (5,157)
                                         ------------------- -------------- --------------------- ----------------------
                                                    245,796             83              (21,503)                224,376
Client cash                                       (207,310)          5,622                17,032              (184,656)
                                         ------------------- -------------- --------------------- ----------------------
                                                     38,486          5,705               (4,471)                 39,720
Cash equivalents                                     94,620         39,579               (8,621)                125,578
Debt due within one year                          (125,828)        125,828             (222,089)              (222,089)
Debt due after more than one year                 (844,285)       (55,663)               304,348              (595,600)
Finance leases                                        (550)            445                    20                   (85)
                                         ------------------- -------------- --------------------- ----------------------
Total                                             (837,557)        115,894                69,187              (652,476)
---------------------------------------- ------------------- -------------- --------------------- ----------------------

Note 22.  Called Up Share Capital and Exchangeable Shares

Ordinary shares

--------------------------------------- ------------ ------------- ------------ -------------- ----------- ---------------
'000                                       Number        2004         Number        2003          Number        2002
--------------------------------------- ------------ ------------- ------------ -------------- ----------- ---------------
Authorized ordinary shares of 25p each    1,050,000 (pound)262,500    1,050,000 (pound)262,500   1,050,000  (pound)262,500
                                        ------------ ------------- ------------ -------------- ----------- ---------------
Allotted, called up and fully paid
  ordinary shares of 25p each               810,657 (pound)202,664      801,058 (pound)200,264     794,456  (pound)198,614
--------------------------------------- ------------ ------------- ------------ -------------- ----------- ---------------


During the year the Company issued 1,539,000 ordinary shares as a result of options exercised and 6,089,000 ordinary shares as a result of acquisitions and acquisition earn-outs.

As of December 31, 2004, unissued ordinary shares are reserved for the following purposes:

------------------------------------------------- ------------------- -------------------- -------------------
                                                                                                         Last
                                                              Shares               Prices         expiry date
------------------------------------------------- ------------------- -------------------- -------------------
Options arising
  from acquisitions                                        1,453,502         47p - 1,366p            Feb 2010
Conversion of
  exchangeable shares                                     28,148,116                   --            Dec 2009
Subscription agreement
  (options) with the Employee
  Share Option Trust                                      47,323,206         25p - 1,680p            Apr 2013
Options granted under the
  AMVESCAP 2000 Share
  Option Plan                                             82,856,748     319.25p - 1,440p            Dec 2014
Options granted under
  Sharesave Schemes                                        3,078,436          268p - 986p            Dec 2008
------------------------------------------------- ------------------- -------------------- -------------------

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

The exchangeable shares are included as part of share capital in the consolidated balance sheet to present a true and fair view of the consolidated Group's capital structure, which differs from the Companies Act 1985 requirements (to reflect these amounts as minority interests), as they are economically equivalent to, and will become, ordinary shares.

Movements in exchangeable shares comprise:

------------------------------------------------- -------------------
                                                           Number
------------------------------------------------- -------------------
January 1, 2002                                           39,498,655
Converted into ordinary shares                           (4,599,570)
                                                  -------------------
December 31, 2002                                         34,899,085
Converted into ordinary shares                           (4,780,358)
                                                  -------------------
December 31, 2003                                         30,118,727
Converted into ordinary shares                           (1,970,611)
                                                  -------------------
December 31, 2004                                         28,148,116
------------------------------------------------- -------------------

Shares held by employee trusts

Shares held by employee trusts represent the holdings of the ordinary shares of AMVESCAP PLC by its employee share ownership trusts.

Movements in shares held by employee trusts comprise:

------------------------------------------------- -------------------
                                                          Number
------------------------------------------------- -------------------
January 1, 2002                                           12,593,503
Purchases of ordinary shares                              11,670,112
                                                  -------------------
December 31, 2002                                         24,263,615
Purchases of ordinary shares                               6,000,000
                                                  -------------------
December 31, 2003                                         30,263,615
Purchases of ordinary shares                              15,224,640
                                                  -------------------
December 31, 2004                                         45,488,255
------------------------------------------------- -------------------

The market price of ordinary shares at the end of 2004 was 320.75 pence.

The adoption of UITF 38 required that the cost of these share purchases be reclassified from assets to equity as follows:

---------------------------- ------------- ------------- --------------- ----------------
(pound)'000                                                                   Shares held
                                                              Profit and      by employee
                               Investments       Debtors            loss           trusts
---------------------------- ------------- ------------- --------------- ----------------
December 31, 2003 as
  reported                        230,567       903,955         498,390                --
Adoption of UITF 38             (140,928)      (26,515)          18,366         (185,809)
                             ------------- ------------- --------------- ----------------
December 31, 2003 as
  restated for the impact
  of UITF 38                       89,639       877,440         516,756         (185,809)
---------------------------- ------------- ------------- --------------- ----------------

Note 23.  Commitments

The Group operates a number of defined contribution retirement schemes throughout the world. The Group also has defined benefit pension and post employment medical schemes operating for employees in certain locations. The U.K. and U.S. defined benefit pension plans are closed to new participants. The assets of the defined benefit schemes are held in separate trustee-administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries using standard industry valuation assumptions. As of December 31, 2004, the total market value of plan assets was (pound)128,114,000 (2003: (pound)114,218,000), and the excess of the fair value of aggregate defined benefit scheme liabilities over plan assets was (pound)75,324,000 (2003: (pound)60,405,000). The unrecorded actuarial losses for the year were (pound)13,488,000. On December 31, 2004, (pound)11,431,000 (2003: (pound)7,543,000) is accrued for the defined benefit obligation under these plans, in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for pension costs." The costs amounted to (pound)8,017,000 (2003: (pound)7,018,000) for the defined benefit schemes and (pound)31,371,000 (2003: (pound)33,165,000) for the defined contribution schemes.


The Group's annual commitments under non-cancelable operating leases are as follows:

------------------------------------ --------------------------------------- ----------------------------------------
                                               Land and buildings                             Other
                                     --------------------------------------- ----------------------------------------
(pound)'000                                   2004                2003                 2004                2003
------------------------------------ ------------------- ------------------- -------------------- -------------------
Operating leases which expire:
Within one year                                   2,872                 651                6,159               2,129
Within two to five
  years inclusive                                 9,107              11,866                  332               1,885
In more than five years                          14,905              17,318                   --                  --
                                     ------------------- ------------------- -------------------- -------------------
                                                 26,884              29,835                6,491               4,014
------------------------------------ ------------------- ------------------- -------------------- -------------------

Guarantees and commitments may arise in the ordinary course of business.

Note 24.  Contingencies

In December 2003, the SEC, the New York Attorney General's Office and the Colorado Attorney General's Office brought civil enforcement actions against INVESCO Funds Group, Inc. ("IFG"), the former advisor to the INVESCO mutual funds, based on market timing activities by certain investors in the funds; the SEC also named IFG's former CEO and President, Raymond Cunningham, as a defendant. The SEC and the New York Attorney General's Office also instituted separate investigations into market timing activity in the mutual funds advised by A I M Advisors, Inc. ("AIM Advisors"). A number of other regulators from other jurisdictions also requested information from AMVESCAP, AIM and IFG relating to market timing; AMVESCAP, AIM and IFG fully cooperated with such requests.

On September 7, 2004, AMVESCAP announced agreements in principle with the U.S. Securities and Exchange Commission, the New York State Attorney General, the State of Colorado Attorney General, the Colorado Division of Securities and the Secretary of the State of Georgia. The agreements were finalized on October 8, 2004. The agreements settle all claims against IFG filed in 2003 by the SEC, New York and Colorado. The agreements also conclude the investigations with respect to AIM and IFG by each of the participating regulators. IFG agreed to a total payment of $325 million, of which $110 million was a civil penalty, to be paid into a Fair Fund in two installments in December 2004 and December 2005. AIM Advisors and AIM Distributors, Inc. agreed to a total payment of $50 million, of which $30 million was a civil penalty, to be paid into a Fair Fund in November 2004. The amounts in the Fair Funds will be distributed to mutual fund shareholders in the AIM and INVESCO funds in accordance with the terms of a distribution plan to be established by an Independent Distribution Consultant and approved by the SEC and the independent board members of the AIM Funds. IFG also agreed to pay $1.5 million to the Colorado regulators, and IFG and AIM agreed to pay $175,000 to Georgia.

In addition, under its agreement with the New York Attorney General's Office, AIM agreed to reduce management fees charged to investors in the AIM and INVESCO mutual funds for five years beginning on January 1, 2005. The reduction in percentage fee rates, as applied to assets under management as of July 1, 2004, would result in a $15 million annual reduction in fees. The actual reduction in fees, however, will vary as assets under management increase or decrease.

The settlements do not resolve the investigations and inquiries into market timing at AMVESCAP, IFG and AIM by non-participating regulators, and AMVESCAP cannot predict if any non-participating regulator will pursue enforcement action against any AMVESCAP affiliate in the future.

In addition to the above settled governmental enforcement actions, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with AMVESCAP (including certain INVESCO funds, certain AIM funds, IFG, AIM Advisors, A I M Management Group Inc. (the parent of AIM Advisors), AMVESCAP, certain related entities and certain of their officers and trustees). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above, namely, that by allowing "market timing" trading, these parties violated the anti-fraud provisions of the federal securities laws and/or breached their fiduciary duties to the funds and/or individual investors. Certain other lawsuits allege that one or more of AMVESCAP's funds charged excessive fees, engaged in unlawful distribution practices, failed to adequately pursue recoveries for shareholders in class actions, inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. These lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), (iii) breach of fiduciary duty and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM Advisors be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, with interest and the payment of attorneys' and experts' fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. All lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland, referred to as the MDL Court, for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (1) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM funds; (2) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM funds and fund registrants; and (3) an Amended Class Action Complaint for Violations of the ERISA purportedly brought on behalf of participants in AMVESCAP's 401(k) plan. Plaintiffs in one of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. Although it is expected that the payments required under the terms of the regulatory settlement will mitigate any damages payable as a result of the above actions in the MDL Court, AMVESCAP cannot predict the outcome of these actions or any of the other actions mentioned above with certainty but intends to defend them vigorously.

The asset management industry is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which AMVESCAP operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. In particular, the U.S. mutual fund industry as a whole is currently subject to regulatory inquiries related to a wide range of issues including, among others, IPO allocations, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. Certain of AMVESCAP's subsidiaries and related entities, certain of their respective current and former officers and/or certain of their advised funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of these issues.

Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which the Group operates. Moreover, public trust and confidence are critical to AMVESCAP's business, and any material loss of investor and/or client confidence could result in a significant decline in assets under management, which would have an adverse effect on future financial results and ability to grow the business.

Note 25.  Financial Instruments

The interest rate profile of the financial liabilities of the Group on December 31 was:

------------------------------------ ------------- --------------- ------------- ----------------------------------------
                                                                                    Fixed rate financial liabilities
                                                                                 ----------------------------------------
                                                                                                                Weighted
                                                                                                          average period
                                                                                    Weighted average   for which rate is
(pound)'000                                 Total   Floating rate    Fixed rate    interest rate (%)       fixed (years)
------------------------------------ ------------- --------------- ------------- -------------------- -------------------
2004
Currency:
  U.S. dollar                             724,628          78,679       645,949                  5.4                 5.6
  Japanese yen                                 86              --            86                 12.4                 4.7
                                     ------------- --------------- ------------- -------------------- -------------------
                                          724,714          78,679       646,035                  5.4                 5.6
------------------------------------ ------------- --------------- ------------- -------------------- -------------------
2003
Currency:
  U.S. dollar                             730,041         130,127       599,914                  6.0                 4.4
  Sterling                                    184             184            --                   --                  --
  Euro                                         41              41            --                   --                  --
  Japanese yen                                  7              --             7                  2.8                 0.3
                                     ------------- --------------- ------------- -------------------- -------------------
                                          730,273         130,352       599,921                  6.0                 4.4
------------------------------------ ------------- --------------- ------------- -------------------- -------------------

The Group held the following financial assets as of December 31:

------------------------------------------------- -------------- -------------
(pound)'000                                             2004          2003
------------------------------------------------- -------------- -------------
Cash deposits:
  U.S. dollar                                           215,719       223,012
  Sterling                                               27,920        25,383
  Canadian dollar                                        29,350        56,625
  Euro                                                    5,714         8,751
  Other                                                   6,274         4,942
Investments:
  U.S. dollar                                            52,440        68,549
  Sterling                                               21,807        15,669
  Canadian dollar                                         8,367           354
  Euro fixed interest deposits                           48,791        52,178
  U.S. dollar treasury bills                              6,775         3,425
  Canadian dollar fixed interest deposits                    --         4,808
  Other                                                  16,373        19,308
                                                  -------------- -------------
Total                                                   439,530       483,004
------------------------------------------------- -------------- -------------

The cash deposits comprise deposits placed primarily in money market accounts and seven-day deposits. The average interest rate on the Euro fixed interest deposits is 2.2% for 2004 (2003: 2.2%), and average time for which the rate is fixed is 0.2 years (2003: 0.1 years). Certain of the Euro fixed interest investments are pledged for the facilitation of customer and counterparty transactions specific to the banking side of the Group's business. The average interest rate on the U.S. dollar treasury bills is 3.2% (2003: 6.0%), and the average time for which the rate is fixed is 1.5 years (2003: 2.1 years). The average interest rate on the Canadian dollar fixed interest securities in 2003 was 7.7%, and the average time for which the rate was fixed in 2003 was 0.7 years.

The Group has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. The fair value of investments exceeded the book value by (pound)15,153,000.

The Group holds or issues financial instruments primarily to finance its operations, but also for client trading purposes in a limited number of subsidiary operations.

The main risks from the Group's processing of customer transactions arise primarily as a result of the Group holding securities in its own investment vehicles to facilitate their orderly management. The risks associated with these securities are interest rate risk, foreign currency risk and counterparty risk. These are managed in accordance with limits established by Group management and applicable regulations.

Trading in financial instruments for customer-related transactions occurs only in the Group's German subsidiary, which conducts treasury operations for its clients. This activity involves both the acceptance and placement of client deposits and loans, as well as the execution of client foreign currency and interest rate derivative contracts. Interest rate, liquidity and currency risks arising from these transactions are actively managed to minimize any residual exposure to the Group.

Note 26.  Audit Fees

------------------------------------------------- -------------- ------------- --------------
(pound)'000                                             2004          2003           2002
------------------------------------------------- -------------- ------------- --------------
Audit services:
  Statutory audit                                         2,196         1,902          1,833
Non-audit services:
  Further assurance services*                               778           395            362
  Tax services
    Compliance services                                     282           119             81
    Advisory services                                       190           120             28
  Other services                                            547           239            126
                                                  -------------- ------------- --------------
                                                          3,993         2,775          2,430
------------------------------------------------- -------------- ------------- --------------

* Excludes (pound)68,000 in 2004 (2003: (pound)73,000, 2002: (pound)42,000) paid to the corporate auditors for audits of benefit plans around the Group.

The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to assure that the auditor's independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company's interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

Note 27.  Reconciliation to U.S. Accounting Principles

The Group prepares its consolidated financial statements in accordance with generally accepted accounting practice in the United Kingdom ("U.K. GAAP"), which differ in certain material respects from U.S. generally accepted accounting principles ("U.S. GAAP").

The following is a summary of material adjustments to profit and shareholders' funds, which would be required if U.S. GAAP had been applied instead of U.K. GAAP.

---------------------------------------------------------------------- --------------- --------------- --------------
'000                                                                             2004            2003           2002
---------------------------------------------------------------------- --------------- --------------- --------------
Loss after minority interests for the financial year (U.K. GAAP)      (pound)(173,283) (pound)(17,281)  (pound)16,893
Acquisition accounting(A)                                                      142,889         141,880        137,790
Redundancy and reorganizations(F)                                             (36,594)          30,085         11,961
Taxation(B)                                                                     15,754        (14,801)        (5,198)
Other(D)                                                                       (1,620)           (743)            420
                                                                       --------------- --------------- --------------
Net income (U.S. GAAP)                                                 (pound)(52,854)  (pound)139,140 (pound)161,866
                                                                       --------------- --------------- --------------
Earnings per share (U.S. GAAP):
  - basic                                                                       (6.6)p           17.3p          20.0p
  - diluted                                                                     (6.6)p           17.2p          19.8p
---------------------------------------------------------------------- --------------- --------------- --------------

------------------------------------------------------------------------------------- --------------- ----------------
'000                                                                                            2004            2003
------------------------------------------------------------------------------------- --------------- ----------------
Shareholders' funds (U.K. GAAP)                                                     (pound)1,864,071  (pound)2,065,191
Fixed assets:
Goodwill(A)                                                                                1,161,566         1,071,520
Debtors - deferred sales commissions(E)                                                      101,491           164,325
Investments - Other                                                                            2,742             2,901

Current liabilities:
 Accruals and other - redundancy and reorganizations(F)                                        5,452            44,649
 Accruals and other - pensions liability                                                       6,921             6,921
 Accruals and other                                                                          (1,570)               266
 Dividends(C)                                                                                 40,977            52,914

 Long-term debt - non-recourse(E)                                                          (101,491)         (164,325)

 Provisions for liabilities and charges - acquisitions                                        16,700            24,319
 Provisions for liabilities and charges - deferred taxation                                 (14,403)          (33,601)
                                                                                      --------------- ----------------
Shareholders' equity (U.S. GAAP)                                                    (pound)3,082,456  (pound)3,235,080
------------------------------------------------------------------------------------- --------------- ----------------

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

(B)  Taxation
The taxation adjustment primarily relates to certain exceptional costs that are not included in U.S. GAAP book income until incurred, and therefore, the associated tax benefit is reflected in U.S. GAAP tax expense in the same period as the costs.

The differences in the recognition of deferred tax assets under U.K. and U.S. GAAP are limited to goodwill that is not amortized for U.S. GAAP but that is amortized for U.K. GAAP. In addition, certain exceptional costs are not included in U.S. GAAP book income until incurred, and therefore, the associated deferred tax asset is reflected in the U.S. GAAP balance sheet in the same period as the costs.

(C)  Dividends
Under U.K. GAAP, dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under U.S. GAAP, dividends are not recorded until formally approved.

(D)  Other
Other adjustments include accounting differences relating to interval fund amortization and investment valuation.

(E)  B-Share Sales Commission Funding
In the U.S. from 1995 through October 2003, the Group funded the payment of commissions on the sale of its Class B shares (deferred sales commissions) by selling its right to future cash flow streams to independent third parties. Similar arrangements have been implemented for deferred sales commissions in the Canadian retail product line through sales to independent third parties. These funding arrangements have consistently been accounted for as sales, based on the terms of the arrangements. The funding arrangement in the U.S. terminated in November 2003. Under U.S. GAAP, these transactions are treated as financing arrangements rather than as sales transactions. Accordingly, the reconciliation to U.S. GAAP includes an amount to record the deferred sales commission as an asset and non-recourse debt. No adjustments to the consolidated statements of income have been made as the amounts involved are immaterial for each year. The difference between U.K. GAAP and U.S. GAAP has no material impact on net income or shareholders equity for any year presented.

(F) Redundancy and reorganizations
Under U.K. GAAP, certain items included within the exceptional costs relate to redundancy and reorganization initiatives. Under U.S. GAAP, these costs must be expensed over the period of the related initiative.


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

                                                                                       2004           2003          2002
                                                                                   (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------ ------------------------ ------------ -------------
Cash inflow from operating activities                                                    111,689      175,764       299,074
Cash outflow from investing activities                                                  (57,723)     (60,160)      (47,712)
Cash (outflow) from financing activities                                                (70,321)    (140,825)     (217,356)
Foreign exchange movement on cash and cash equivalents                                  (17,381)     (11,177)      (29,873)
------------------------------------------------------------------------ ------------------------ ------------ -------------
(Decrease)/increase in cash and cash equivalents                                        (33,736)     (36,398)         4,133
------------------------------------------------------------------------ ------------------------ ------------ -------------
Cash and cash equivalents, beginning of year                                             318,713      355,111       350,978
------------------------------------------------------------------------ ------------------------ ------------ -------------
Cash and cash equivalents, end of year                                                   284,977      318,713       355,111
======================================================================== ======================== ============ =============

Note 28.   Guarantor Condensed Consolidating Financial Statements

The 6.6% senior notes due 2005, which were issued in connection with the GT Global acquisition, and which have an aggregate principal amount of $79.5 million, the 5.9% $300 million senior notes due 2007, the 4.5% $300 million senior notes due 2009, the 5.375% $350 million senior notes due 2013 and the 5.375% $200 million senior notes due 2014, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: AIM Management Group, Inc., AIM Advisors, Inc., INVESCO North American Holdings, Inc., and INVESCO Institutional (N.A.), Inc. (the "Guarantors"). The guarantees of each of the guarantor subsidiaries are joint and several. Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 2004, 2003, and 2002.

Condensed Consolidating Balance Sheet and Reconciliation of Shareholders' Funds from U.K. to U.S. GAAP

----------------------------------------------------- ------------- ---------------- ------------------ ------------- --------------
2004                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   elimination   Consolidated
                                                      subsidiaries     subsidiaries     parent company       entries          total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000    (pound)'000
----------------------------------------------------- ------------- ---------------- ------------------ ------------- --------------
Fixed assets                                               725,332        3,069,014          1,527,886   (2,800,355)      2,521,877
Current assets                                             114,691        1,261,142              9,289             -      1,385,122
Current liabilities                                      (197,450)        (963,911)           (92,118)             -    (1,253,479)
Intercompany balances                                    (314,310)        (499,763)            814,073             -              -
Long-term liabilities                                       18,692        (102,772)          (705,369)             -      (789,449)
----------------------------------------------------- ------------- ---------------- ------------------ ------------- --------------
Net assets                                                 346,955        2,763,710          1,553,761   (2,800,355)      1,864,071
===================================================== ============= ================ ================== ============= ==============

Capital and reserves
Called up share capital                                          5          494,799            202,664     (494,804)        202,664
Share premium account                                      483,092        1,641,023            700,888   (2,124,115)        700,888
Shares held by employee trusts                                   -                -          (237,972)             -      (237,972)
Exchangeable shares                                              -          308,996                  -             -        308,996
Profit and loss account                                   (60,994)         (95,109)            294,585       156,103        294,585
Other reserves                                            (75,148)          412,687            593,596     (337,539)        593,596
----------------------------------------------------- ------------- ---------------- ------------------ ------------- --------------
Shareholders' funds, equity interests
  under U.K. GAAP                                          346,955        2,762,396          1,553,761   (2,800,355)      1,862,757
Minority interests                                               -            1,314                  -             -          1,314
===================================================== ============= ================ ================== ============= ==============
Shareholders' funds, equity interests
  under U.K. GAAP                                          346,955        2,763,710          1,553,761   (2,800,355)      1,864,071

Fixed assets:
Goodwill                                                   526,378          878,250          1,161,566   (1,161,566)      1,161,566
Debtors - deferred sales commissions                        14,577           86,914            101,491     (101,491)        101,491
Investments - other                                          6,218          (3,476)              2,742       (2,742)          2,742
Current liabilities:
Accrual and other - redundancy and                           3,370            2,082              5,452       (5,452)          5,452
    reorganizations
Accrual and other - pensions liability                           -            6,921              6,921       (6,921)          6,921
Accrual and other - compensation                             (920)            (650)            (1,570)         1,570        (1,570)
Dividends                                                        -            1,407             39,570             -         40,977
Long-term debt - non-recourse                             (14,577)         (86,914)          (101,491)       101,491      (101,491)
Provisions for liabilities and charges -                     6,907            9,793             16,700      (16,700)         16,700
    acquisitions
Provisions for liabilities and charges -                  (10,262)          (4,141)           (14,403)        14,403       (14,403)
    deferred taxation
----------------------------------------------------- ------------- ---------------- ------------------ ------------- --------------
Shareholders' equity under U.S. GAAP                       878,646        3,653,896          2,770,739   (3,977,763)      3,082,456
===================================================== ============= ================ ================== ============= ==============

----------------------------------------------------- ------------- ---------------- ------------------ ------------- -------------
2003                                                                                                    Consolidated
                                                         Guarantor    Non-guarantor       AMVESCAP PLC   elimination  Consolidated
                                                      subsidiaries     subsidiaries     parent company       entries         total
                                                       (pound)'000      (pound)'000        (pound)'000   (pound)'000   (pound)'000
----------------------------------------------------- ------------- ---------------- ------------------ ------------- -------------
Fixed assets                                               703,910        3,441,404          1,915,826   (3,389,100)      2,672,040
Current assets                                              68,369        1,202,613              9,890             --     1,280,872
Current liabilities                                      (131,142)        (857,586)           (63,306)             --   (1,052,034)
Intercompany balances                                    (269,432)        (339,896)            609,328             --            --
Long-term liabilities                                       26,295        (108,082)          (753,900)             --     (835,687)
----------------------------------------------------- ------------- ---------------- ------------------ ------------- -------------
Net assets                                                 398,000        3,338,453          1,717,8387   (3,389,100)      2,065,191
===================================================== ============= ================ ================== ============= =============

Capital and reserves
Called up share capital                                      2,337          519,991            200,264     (522,328)        200,264
Share premium account                                      608,194        2,079,191            675,755   (2,687,385)        675,755
Shares held by employee trusts                                   -                -          (185,809)             -      (185,809)
Exchangeable shares                                              -          330,629                  -             -        330,629
Profit and loss account                                     75,913          417,427            500,413     (476,997)        516,756
Other reserves                                           (288,444)          (9,166)            527,215       297,610        527,215
----------------------------------------------------- ------------- ---------------- ------------------ ------------- -------------
Shareholders' funds under U.K. GAAP                        398,000        3,338,072          1,717,838   (3,389,100)      2,064,810
Minority interests                                               -              381                  -             -            381
===================================================== ============= ================ ================== ============= =============
Shareholders' funds under U.K. GAAP                        398,000        3,338,453          1,717,838   (3,389,100)      2,065,191

Fixed assets:
Goodwill                                                   653,751          657,677          1,071,520   (1,071,520)      1,071,520
Debtors - deferred sales commissions                       101,294           63,031            164,325     (164,325)        164,325
Investments - other                                          6,378          (3,477)              2,901       (2,901)          2,901
Current liabilities:
Accrual and other - redundancy and                          37,500            7,149             44,649      (44,649)         44,649
    reorganizations
Accrual and other - pensions liability                           -            6,921              6,921       (6,921)          6,921
Accrual and other - compensation                                 -              266                  -             -            266
Dividends                                                        -            1,957             50,957             -         52,914
Long-term debt - non-recourse                            (101,294)         (63,031)          (164,325)       164,325      (164,325)
Provisions for liabilities and charges -                     9,211           15,108             24,319      (24,319)         24,319
    acquisitions
Provisions for liabilities and charges -                   (9,296)         (24,305)           (33,601)        33,601       (33,601)
    deferred taxation
----------------------------------------------------- ------------- ---------------- ------------------ ------------- -------------
Shareholders' equity under U.S. GAAP                     1,095,544        3,999,749          2,885,504   (4,505,809)     3,235,080
===================================================== ============= ================ ================== ============= =============

Condensed Consolidating Statements of Income and Reconciliations of Net Income from U.K. to U.S. GAAP

----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
2004                                                                                                     Consolidated
                                                         Guarantor     Non-guarantor       AMVESCAP PLC   elimination  Consolidated
                                                      subsidiaries      subsidiaries     parent company       entries         total
                                                       (pound)'000       (pound)'000        (pound)'000   (pound)'000   (pound)'000
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Revenues                                                  429,498            728,953                 --             --     1,158,451
Operating expenses                                      (553,116)          (715,042)                852             --   (1,267,306)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Operating loss                                          (123,618)             13,911                852             --     (108,855)
Other net expense                                        (18,639)            (6,367)            (3,822)             --      (28,828)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Loss before taxation                                    (142,257)              7,544            (2,970)             --     (137,683)
Taxation                                                   17,783           (60,338)              7,240             --      (35,315)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Loss after taxation                                     (124,474)           (52,794)              4,270             --     (172,998)
Minority interests                                             --              (285)                 --             --         (285)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Loss before share of profits of subsidiaries            (124,474)           (53,079)              4,270             --     (173,283)
Share of profits of Subsidiaries                           26,146          (124,475)          (177,553)        275,882            --
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Net loss under U.K. GAAP, (equity method)                (98,328)          (177,554)          (173,283)        275,882     (173,283)

U.S. GAAP adjustments:
Acquisition accounting                                     24,266            118,623            142,889                      142,889
Redundancy and reorganizations                           (32,793)            (3,801)           (36,594)                     (36,594)
Taxation                                                   11,455              4,299             15,754                       15,754
Other                                                       (970)              (650)            (1,620)                      (1,620)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Net loss under U.S. GAAP                                 (96,370)           (59,083)           (52,854)                     (52,854)
===================================================== ============ ================== ================== ============= =============


----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
2003                                                                                                      Consolidated
                                                         Guarantor     Non-guarantor        AMVESCAP PLC  elimination  Consolidated
                                                      subsidiaries      subsidiaries      parent company      entries         total
                                                       (pound)'000       (pound)'000         (pound)'000  (pound)'000   (pound)'000
----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
Revenues                                                  455,158            702,912                  --            --     1,158,070
Operating expenses                                      (406,625)          (678,095)               3,575            --   (1,081,145)
----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
Operating profit                                           48,533             24,817               3,575            --        76,925
Other net expense                                        (19,754)              9,545            (30,321)            --      (40,530)
----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
Profit before taxation                                     28,779             34,362            (26,746)            --        36,395
Taxation                                                 (18,670)           (35,925)                 919            --      (53,676)
----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
Loss before share of profits of subsidiaries               10,109            (1,563)            (25,827)            --      (17,281)
Share of profits of Subsidiaries                           35,909             10,109               8,546     (54,564)             --
----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
Net loss under U.K. GAAP, (equity method)                  46,018              8,546            (17,281)     (54,564)       (17,281)

U.S. GAAP adjustments:
Acquisition accounting                                     25,367            116,513             141,880                     141,880
Redundancy and reorganizations                             35,379            (5,294)              30,085                      30,085
Taxation                                                 (15,068)                267            (14,801)                    (14,801)
Other                                                       (807)                 64               (743)                       (743)
----------------------------------------------------- ------------ ------------------ ------------------- ------------ -------------
Net income under U.S. GAAP                                 90,889            120,096             139,140                     139,140
===================================================== ============ ================== =================== ============ =============

----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
2002                                                                                                     Consolidated
                                                         Guarantor     Non-guarantor       AMVESCAP PLC   elimination   Consolidated
                                                      subsidiaries      subsidiaries     parent company       entries          total
                                                       (pound)'000       (pound)'000        (pound)'000   (pound)'000    (pound)'000
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Revenues                                                  514,420            830,843                 --             --     1,345,263
Operating expenses                                      (360,042)          (842,062)              5,103             --   (1,197,001)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Operating profit                                          154,378           (11,219)              5,103             --       148,262
Other net expense                                        (25,073)              6,796           (27,720)             --      (45,997)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Profit before taxation                                    129,305            (4,423)           (22,617)             --       102,265
Taxation                                                 (36,733)           (48,123)              (516)             --      (85,372)
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Profit before share of profits of subsidiaries             92,572           (52,546)           (23,133)             --        16,893
Share of profits of Subsidiaries                           24,816             92,572             40,026     (157,414)             --
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Net income under U.K. GAAP, (equity method)               117,388             40,026             16,893     (157,414)         16,893

U.S. GAAP adjustments:
Acquisition accounting                                     25,001            112,789            137,790                      137,790
Redundancy and reorganizations                                784             11,177             11,961                       11,961
Taxation                                                  (4,358)              (840)            (5,198)                      (5,198)
Other                                                       2,913            (2,493)                420                          420
----------------------------------------------------- ------------ ------------------ ------------------ ------------- -------------
Net income under U.S. GAAP                                141,728            160,659            161,866                      161,866
===================================================== ============ ================== ================== ============= =============


Condensed Consolidating Statement of Cash Flows and U.S. GAAP Cash Flow Information

----------------------------------------------------- --------------- --------------- ----------------- -------------- -------------
2004                                                                                                     Consolidated
                                                           Guarantor   Non-guarantor      AMVESCAP PLC    elimination   Consolidated
                                                        subsidiaries    subsidiaries    parent company        entries          total
                                                         (pound)'000     (pound)'000       (pound)'000    (pound)'000    (pound)'000
----------------------------------------------------- --------------- --------------- ----------------- -------------- -------------
Net cash inflow from operating activities                     50,316         239,227          (85,918)              --       203,625
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                        4,799          24,498           182,870       (246,888)      (34,721)
Taxation                                                       2,026        (66,456)             7,215              --      (57,215)
Net cash (outflow)/inflow from capital
   expenditure and financial investment                     (16,932)        (12,047)                --              --      (28,979)
Acquisitions, net of cash acquired, and disposals                 --           7,892          (36,636)              --      (28,744)
Dividends paid                                              (39,079)       (210,369)          (71,263)         246,888      (73,823)
Net cash (outflow)/inflow from financing                          --               1             3,725              --         3,726
Change in cash equivalents                                     (682)           4,882                 7              --         4,207
----------------------------------------------------- --------------- --------------- ----------------- -------------- -------------
(Decrease)/increase in cash                                      448        (12,372)                --              --      (11,924)
===================================================== =============== =============== ================= ============== =============

U.S. GAAP cash flow information:
Cash inflow from operating activities                         57,141         197,269           104,167      (246,888)        111,689
Cash (outflow)/inflow from investing activities             (16,932)         (4,155)          (36,636)             --       (57,723)
Cash outflow from financing activities                      (39,079)       (210,592)          (67,538)        246,888       (70,321)
===================================================== =============== =============== ================= ============== =============


----------------------------------------------------- --------------- --------------- ----------------- -------------- -------------
2003                                                                                                     Consolidated
                                                           Guarantor   Non-guarantor      AMVESCAP PLC    elimination  Consolidated
                                                        subsidiaries    subsidiaries    parent company        entries         total
                                                         (pound)'000     (pound)'000       (pound)'000    (pound)'000   (pound)'000
----------------------------------------------------- --------------- --------------- ----------------- -------------- -------------
Net cash inflow from operating activities                    333,148          52,716          (47,197)             --        338,667
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                       20,083         252,852            99,522      (414,600)       (42,143)
Taxation                                                    (44,727)        (76,006)              (27)             --      (120,760)
Net cash (outflow)/inflow from capital
   expenditure and financial investment                     (31,222)         (5,232)             4,333             --       (32,121)
Acquisitions, net of cash acquired                           (3,067)        (24,972)                --             --       (28,039)
Dividends paid                                             (247,724)       (171,197)          (89,048)        414,600       (93,369)
Net cash (outflow)/inflow from financing                          --        (74,756)            32,412             --       (42,344)
Change in cash equivalents                                  (26,474)          62,628                --             --         36,154
----------------------------------------------------- --------------- --------------- ----------------- -------------- -------------
Increase/(decrease) in cash                                       17          16,033               (5)             --         16,045
===================================================== =============== =============== ================= ============== =============

U.S. GAAP cash flow information:
Cash inflow from operating activities                        308,504         229,562            52,298      (414,600)        175,764
Cash (outflow)/inflow from investing activities             (34,289)        (30,204)             4,333             --       (60,160)
Cash outflow from financing activities                     (247,724)       (251,065)          (56,636)        414,600      (140,825)
===================================================== =============== =============== ================= ============== =============


----------------------------------------------------- --------------- --------------- ------------------ ------------- -------------
2002                                                                                                     Consolidated
                                                           Guarantor   Non-guarantor       AMVESCAP PLC   elimination  Consolidated
                                                        subsidiaries    subsidiaries     parent company       entries         total
                                                         (pound)'000     (pound)'000        (pound)'000   (pound)'000   (pound)'000
----------------------------------------------------- --------------- --------------- ------------------ ------------- -------------
Net cash inflow from operating activities                    147,493         206,004             92,692            --        446,189
Net cash (outflow)/inflow from returns on
   investments and servicing of finance                       68,384         154,579            107,929     (372,450)       (41,558)
Taxation                                                    (33,525)        (77,770)              5,738            --      (105,557)
Net cash outflow from capital
   expenditure and financial investment                     (31,906)         (9,616)            (6,190)            --       (47,712)
Dividends paid                                             (150,068)       (227,013)           (88,900)       372,450       (93,531)
Net cash outflow from financing                                 (75)         (1,718)          (116,376)            --      (118,169)
Change in cash equivalents                                       366        (43,040)              3,095            --       (39,579)
----------------------------------------------------- --------------- --------------- ------------------ ------------- -------------
Increase/(decrease) in cash                                      669           1,426            (2,012)            --             83
===================================================== =============== =============== ================== ============= =============

U.S. GAAP cash flow information:
Cash inflow from operating activities                        182,352         282,813            206,359     (372,450)        299,074
Cash outflow from investing activities                      (31,906)         (9,616)            (6,190)            --       (47,712)
Cash outflow from financing activities                     (150,143)       (234,387)          (205,276)       372,450      (217,356)
===================================================== =============== =============== ================== ============= =============