Form 20-F
period 2005-12-31
AMVESCAP PLC/LONDON/
filed 2006-06-23
CIK 914208

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13908

AMVESCAP PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

1360 Peachtree Street N.E., Atlanta, Georgia 30309

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two (2) Ordinary Shares of U.S.$0.10 par value per share	New York Stock Exchange

Ordinary Shares of U.S.$0.10 par value per share	New York Stock Exchange[1]

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class	Outstanding at December 31, 2005
Ordinary Shares[2]	818,106,901

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☒    NO  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☒  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     YES  ☐    NO  ☒

[1]	Listed not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares’ primary trading market is the London Stock Exchange.
[2]	Includes Ordinary Shares represented by outstanding American Depositary Shares.

i

ii

Cautionary Statements Concerning Forward-Looking Statements

We believe it is important to communicate certain of our future expectations to our shareholders and to the public. This report includes, and documents incorporated by reference herein, other public filings and oral and written statements by us and our management may include, statements that constitute “forward-looking statements” within the meaning of the federal securities laws. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, the documents incorporated by reference herein or such other documents or statements, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “could,” “should,” “would” or similar expressions, are intended to identify forward-looking statements.

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

The following important factors, and other important factors described elsewhere or incorporated by reference in this report or in our other filings with the Securities and Exchange Commission (the “SEC”), among others, could cause our results to differ materially from any results that we may project, forecast or estimate in any such forward-looking statements: (1) variations in demand for our investment products or services, including termination or non-renewal of our investment advisory agreements; (2) significant changes in net cash flows into or out of our business or declines in market value of the assets in, or redemptions or other withdrawals from, the accounts we manage; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed; (7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation, including private civil litigation related to market timing, mutual fund fees and mutual fund sales practices, the subject matter of our 2004 SEC and other civil enforcement proceedings, and any similar potential regulatory or other proceedings; (9) exchange rate fluctuations, especially as against the U.S. dollar; (10) the effect of economic conditions and interest rates in the U.K., U.S. or globally; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel, including investment management professionals; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; (17) changes in regulatory capital requirements; (18) our substantial debt and the limitations imposed by our credit facility; (19) the effect of failures or delays in support systems or customer service functions, and other interruptions of our operations; (20) the occurrence of breaches and errors in the conduct of our business; and (21) the execution risk inherent in our current company-wide transformational initiatives. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. For more discussion of the risks affecting us, please refer to “Item 5. Operating and Financial Review and Prospects – Risk Factors” below.

You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to release publicly any revisions to forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934 provide a “safe harbor” for certain forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present selected consolidated financial information of AMVESCAP as of and for each of the five fiscal years in the period ended December 31, 2005. The financial statement information as of and for each of the years in the five-year period ended December 31, 2005 has been derived from our audited Consolidated Financial Statements. The Consolidated Financial Statements for the years ended December 31, 2005 and 2004, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and the Companies Act 1985, as amended (the “Companies Act”), which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Previously, the company followed generally accepted accounting practice in the United Kingdom (“U.K. GAAP”), which also differ in certain significant respects from U.S. GAAP, and accordingly the selected financial data for the years ended December 31, 2003, 2002, and 2001 presented below has been derived from U.K. GAAP Consolidated Financial Statements, which are not comparable to the information prepared in accordance with IFRS. The disclosures and reconciliations from U.K. GAAP to IFRS required by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” concerning the January 1, 2004, transition from U.K. GAAP to IFRS are given in Note 2 to the Consolidated Financial Statements, included elsewhere herein. For a discussion of the principal differences and reconciliations between IFRS and U.S. GAAP, see “Item 5. Operating and Financial Review and Prospects” and Note 30 to the Consolidated Financial Statements, included elsewhere herein. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page F-1 of this Form 20-F and “Item 5. Operating and Financial Review and Prospects,” included elsewhere herein.

The company has changed its presentation currency from pounds sterling to U.S. dollars effective December 8, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 29 to the Consolidated Financial Statements, included elsewhere herein, for the years 2005 and 2004. For the foreign exchange rates used in the presentation of the years 2003, 2002, and 2001, see footnote 5 to this Item 3 below. We publish our Consolidated Financial Statements in U.S. dollars. References in this annual report to “U.S. dollars,” “$” or “cents” are to United States currency and references to “pounds sterling,” “£,” “pence” or “p” are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on our results is contained in “Item 5. Operating and Financial Review and Prospects,” included elsewhere herein.

	Year Ended December 31(1)
	2005		2004
	(in thousands, except per share data)
Amounts in accordance with IFRS:

Profit and loss data:
Total Revenues	$2,879,218		$2,757,491
Third-party distribution, service and advisory fees	(705,981)		(633,030)
Net Revenues	2,173,237		2,124,461
Operating profit	424,559		87,325
Operating profit before restructuring charge (2005) and U.S. regulatory settlement (2004)(2)	500,249		500,536
Profit before taxation	360,078		39,029
Profit/(loss) after taxation	213,388		(35,659)
Earnings per share:
– basic	$0.27		$(0.05)
– diluted	$0.26		$(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004)(2):
– basic and diluted	$0.34		$0.35

Balance sheet data:
Net current assets	$182,852		$23,023
Goodwill	4,213,648		4,317,391
Total assets	7,577,628		7,419,631
Current maturities of debt	10,045		79,476
Long-term debt — recourse	1,212,191		1,302,168
Capital and reserves	3,616,303		3,542,967

Other data:
Cash provided by operations	$469,109		$205,399
EBITDA(4)	666,784		649,408
Total dividends	134,118		135,681
Dividends per share (pence)(6)	9.5	p	7.5	p

	Year Ended December 31(1, 5)
	2003		2002		2001
	(in thousands, except per share data)
Amounts in accordance with U.K. GAAP:

Profit and Loss Data:
Total Revenues	$2,342,038		$2,408,467		$2,765,868
Third-party distribution, service and advisory fees	(440,942)		(394,464)		(441,377)
Net Revenues	1,901,096		2,014,003		2,324,491
Operating profit	124,000		215,221		467,343
Operating profit before goodwill amortization and exceptional items(3)	512,265		548,894		750,576
Profit before taxation	57,695		145,522		402,180
(Loss)/profit after taxation	(29,684)		18,804		221,925
Earnings per share:
– basic	$(0.04)		$0.02		$0.28
– diluted	$(0.04)		$0.02		$0.27
Earnings per share before goodwill amortization and exceptional items(3):
– basic	$0.39		$0.41		$0.59
– diluted	$0.38		$0.41		$0.57

Balance sheet data:
Net current assets	$404,471		$26,367		$239,653
Goodwill	4,262,862		4,069,978		3,908,456
Total assets	6,986,772		6,399,354		6,310,269
Current maturities of debt	—		355,542		182,413
Long-term debt — recourse	1,290,347		953,496		1,223,960
Capital and reserves	3,650,225		3,399,572		3,168,144

Other data:
Cash provided by operations	$558,801		$669,284		$776,823
EBITDA(4)	636,220		648,444		865,463
Total dividends	161,393		145,385		127,385
Dividends per share (pence)(6)	11.5	p	11.5	p	11.0	p

	Year Ended December 31(1, 5)
	2005	2004	2003	2002	2001
	(in thousands, except per share data, assets under management and headcount)
Amounts in accordance with U.S. GAAP:

Profit and Loss Data:
Net income/(loss)	$223,571	$(85,894)	$229,581	$242,799	$114,716
Earnings per share:
– basic	$0.28	$(0.11)	$0.29	$0.30	$0.14
– diluted	$0.28	$(0.11)	$0.28	$0.30	$0.14

Balance Sheet Data:
Goodwill	$6,105,364	$6,265,861	$6,156,775	$5,680,749	$5,287,974
Total assets	5,498,894	5,506,231	9,188,490	8,393,914	8,132,202
Long-term debt — recourse	1,212,191	1,302,168	1,290,347	953,496	1,223,960
Long-term debt — non-recourse	—	—	180,303	308,573	433,943
Capital and reserves	5,514,108	5,519,690	5,717,330	5,139,510	4,513,679

Other Data:
EBITDA(4)	$669,311	$572,237	$579,279	$619,146	$867,706

	Year Ended December 31
	2005	2004	2003	2002	2001
Other Information:
Assets under management ($ billions)	386.3	382.1	370.6	332.6	397.9
Headcount at December 31 (units)	5,798	6,693	6,747	7,581	8,519

(1)	Includes financial data attributable to acquired businesses from the respective dates of purchase and gives effect to businesses disposed of from the respective dates of disposition. See “Item 5. Operating and Financial Review and Prospects,” included elsewhere herein.
(2)	We believe operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004) is a more appropriate income amount for presentation, and profit after taxation before the restructuring charge (2005) and the U.S. regulatory settlement (2004) is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of our year-by-year performance. These measures should be evaluated in the context of our IFRS results. See Note 4 to our Consolidated Financial Statements for a discussion of the restructuring charge and the U.S. regulatory settlement charge that have been eliminated from our operating profit for the years ended December 31, 2005 and 2004. Reconciliations of operating profit to operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are presented below. Reconciliations of earnings per share to earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are presented below.
(3)	We believe that when presenting U.K. GAAP results, operating profit before goodwill amortization and exceptional items is a more appropriate income amount for presentation, and profit after taxation before goodwill amortization and exceptional items is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of our year-by-year performance. These measures should be evaluated in the context of our U.K. GAAP results. See Note 4 to our Consolidated Financial Statements for additional discussion related to exceptional items. Reconciliations of operating profit to operating profit before goodwill amortization and exceptional items (2003, 2002, and 2001) are presented below. Reconciliations of earnings per share to earnings per share before goodwill amortization and exceptional items (2003, 2002, and 2001) are presented below.
(4)	EBITDA, as defined in our credit facility, consists of earnings before interest, taxes, depreciation, amortization, exceptional items and certain non-cash and other items. We use EBITDA as a measure of liquidity. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. In addition, EBITDA is the basis for the calculation of certain financial covenants in our credit facility. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with IFRS, U.K. GAAP or U.S. GAAP), as an indicator of our operating performance, as cash flows from operating activities (as determined in accordance with IFRS, U.K. GAAP or U.S. GAAP), as a measure of liquidity, or as any other measure of operating performance determined in accordance with IFRS, U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies. Reconciliations of profit before taxation to U.K. GAAP based EBITDA, of U.K. GAAP-based EBITDA to U.S. GAAP-based EBITDA, and of profit before taxation to profit before taxation and the restructuring charge (2005), the U.S. regulatory settlement (2004), and goodwill amortization and exceptional items (2003, 2002, and 2001) are presented below.
(5)	In presenting the financial information for the years 2003, 2002 and 2001, the period-end prevailing U.S. dollar exchange rates were used to translate the balance sheet selected financial data, and the average prevailing U.S. dollar exchange rates for the applicable periods were used to translate the profit and loss selected financial data, as presented below:

2003 – period-end: .57, average: .61

2002 – period-end: .62, average: .67

2001 – period-end: .69, average: .70

(6)	Dividends have been declared and paid in pounds sterling; however, beginning in the second half of 2006, future dividends will be declared in U.S. dollars. See “—Dividends” below for additional details.

Reconciliation between earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) and earnings per share:

	Year Ended December 31,(1)
	2005	2004
	(in thousands, except per share data)
Basic earnings per share	$0.27	$(0.05)

Diluted earnings per share	$0.26	$(0.05)

Profit/(loss) after taxation	$213,388	$(35,659)
Minority interests	(1,148)	(536)
Restructuring charge (2)	75,690	—
U.S. regulatory settlement(2)	—	413,211
Restructuring charge (2005) and U.S. regulatory settlement (2004)(2) – tax benefit	(17,439)	(95,038)

Profit after taxation before the restructuring charge (2005) and U.S. regulatory settlement (2004) (2)	$270,491	$281,978

Weighted average number of shares
Basic	793,958	802,160
Diluted	805,063	806,687

Basic and diluted earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004)(2):	$0.34	$0.35

Reconciliation between earnings per share before goodwill amortization and exceptional items and earnings per share:

	Year Ended December 31,(1)
	2003	2002	2001
	(in thousands, except per share data)
Basic earnings per share	$(0.04)	$0.02	$0.28

Diluted earnings per share	$(0.04)	$0.02	$0.27

(Loss)/profit after taxation	$(29,684)	$18,804	$221,925
Goodwill amortization	244,336	224,949	197,296
Exceptional items	143,929	108,724	85,937
Exceptional items – tax benefit	(49,209)	(20,147)	(29,516)

Profit after taxation before goodwill amortization and exceptional items:	$309,372	$332,330	$475,642

Weighted average number of shares
Basic	802,885	810,042	805,061
Diluted	810,371	819,518	829,983

Basic earnings per share before goodwill amortization and exceptional items:	$0.39	$0.41	$0.59

Diluted earnings per share before goodwill amortization and exceptional items:	$0.38	$0.41	$0.57

Reconciliation between IFRS-based EBITDA and profit before taxation:

	Year Ended December 31,(1)
	2005(2)	2004
	(in thousands)
Profit before taxation	$360,078	$39,029
Minority interests	(1,148)	(536)
Depreciation and amortization	77,906	92,522
Goodwill impairment	16,556	—
Restructuring charge(2)	75,690	—
U.S. regulatory settlement(2)	—	413,211
Share-based payment expense	52,560	24,011
Interest expense	85,142	81,171

EBITDA based on IFRS	$666,784	$649,408

Reconciliation between U.K. GAAP-based EBITDA and profit before taxation:

	Year Ended December 31,(1)
	2003	2002	2001
	(in thousands)
Profit before taxation	$57,695	$145,522	$402,180
Goodwill amortization	244,336	224,949	197,296
Depreciation	83,488	90,400	99,895
Exceptional items	143,929	108,724	85,937
Share-based payment expense	27,704	—	—
Interest expense	79,068	78,849	80,155

EBITDA based on U.K. GAAP	$636,220	$648,444	$865,463

Reconciliation between IFRS – based EBITDA and U.S. GAAP – based EBITDA:

	Year Ended December 31,(1)
	2005	2004
	(in thousands)
EBITDA based on IFRS	$666,784	$649,408
Restructuring charge(2)	7,527	—
U.S. regulatory settlement(2)	—	(69,361)
Other	(5,000)	(7,810)

EBITDA based on U.S. GAAP	$669,311	$572,237

Reconciliation between U.K. GAAP – based EBITDA and U.S. GAAP – based EBITDA:

	Year Ended December 31,(1)
	2003	2002	2001
	(in thousands)
EBITDA based on U.K. GAAP	$636,220	$648,444	$865,463
Redundancy and reorganizations	(49,640)	(17,942)	—
Other	(7,301)	(11,356)	2,243

EBITDA based on U.S. GAAP	$579,279	$619,146	$867,706

Reconciliation between operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004) and operating profit:

	Year Ended December 31,(1)
	2005(2)	2004
	(in thousands)
Operating profit	$424,559	$87,325
Restructuring charge(2)	75,690	—
U.S. regulatory settlement(2)	—	413,211

Operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004)	$500,249	$500,536

Reconciliation between operating profit before goodwill amortization and exceptional items and operating profit:

	Year Ended December 31,(1)
	2003	2002	2001
	(in thousands)
Operating profit	$124,000	$215,221	$467,343
Goodwill amortization	244,336	224,949	197,296
Exceptional items	143,929	108,724	85,937

Operating profit before goodwill amortization and exceptional items	$512,265	$548,894	$750,576

Dividends

Our practice has been to pay an interim dividend and a final dividend in respect of each fiscal year. The interim dividend is generally payable in October of each year by resolution of our Board of Directors, and the final dividend is payable after approval of such dividend by our shareholders at the Annual General Meeting in the year following the fiscal year to which it relates. The declaration, payment and amount of any future dividends will be recommended by our Board of Directors and will depend upon, among other factors, our earnings, financial condition and capital requirements at the time such declaration and payment are considered. See “Item 10. Additional Information,” included elsewhere herein, for further discussion of our dividend policy and taxes applicable to dividends. See “Item 5. Operating and Financial Review and Prospects,” included elsewhere herein, for a discussion of restrictions on our ability to declare dividends.

Cash dividends on Ordinary Shares have been declared in pounds sterling but the payment date was subsequent to the declaration date. Therefore, holders of our American Depositary Shares were exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling are converted to U.S. dollars by the Depositary for distribution to holders of American Depositary Shares. Future dividends will be declared in U.S. dollars. The final dividend is declared at the company’s Annual General Meeting of shareholders and paid at a subsequent date. Therefore, holders of our Ordinary Shares will be exposed to currency fluctuations from the date of declaration of the dividend to the date when U.S. dollars are converted to pounds sterling for distribution to holders of Ordinary Shares. Interim dividends are declared upon Board approval and recorded when paid. Additionally, currency fluctuations will affect the U.S. dollar equivalent of the pounds sterling price of our Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange (“NYSE”).

The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated and translated into U.S. cents per American Depositary Share:

Year Ended December 31,	Pence per Ordinary Share			U.S. Cents per American Depositary Share(1)
	Interim	Final	Total	Interim	Final	Total
2001	4.50	6.50	11.00	13.32	19.01	32.33
2002	5.00	6.50	11.50	15.69	20.83	36.52
2003	5.00	6.50	11.50	16.63	23.31	39.94
2004	2.50	5.00	7.50	9.02	19.00	28.02
2005	4.00	5.50	9.50	14.02	20.33	34.35

(1)	Based on Noon Buying Rates in effect at the respective payment dates.

B. Capitalization and Indebtedness

Not applicable for an annual report on Form 20-F.

C. Reasons for the offer and use of proceeds

Not applicable for an annual report on Form 20-F.

D. Risk Factors

See the risk factors set forth in “Item 5. Operating and Financial Review and Prospects.”

Item 4. Information on the Company

A. History and Development of AMVESCAP PLC

AMVESCAP PLC was incorporated on December 19, 1935, under the laws of England and Wales, where it is also domiciled. Our registered office is located at 30 Finsbury Square, London, EC2A 1AG, United Kingdom, and our principal executive offices are in leased office space at 1360 Peachtree Street N.E., Atlanta, Georgia, U.S.A., where our telephone number is +1-404-479-1095. We are a public limited company under the U.K. Companies Act, and our shares are listed on the London Stock Exchange, the New York Stock Exchange and the Toronto Stock Exchange. We have a Web site on the Internet at http://www.amvescap.com. Information contained in our Web site shall not be deemed to be part of or to be incorporated into this Form 20-F.

Historically, AMVESCAP has operated as a collection of diverse business units. Since January 1, 2003, these business units have been aligned under our AIM and INVESCO brands. The AIM division has included our AIM Investments (“AIM Investments” or “AIM U.S.”) business unit in the U.S. and our AIM Trimark Investments (“AIM Trimark” or “AIM Canada”) business unit in Canada. The INVESCO division has included business units in North America, the United Kingdom (through the Invesco Perpetual brand), Continental Europe and Asia Pacific, as well as our real estate and private equity businesses in the U.S. We also provide wealth management services to high net worth individuals under the Atlantic Trust brand.

On August 1, 2005, the company appointed Martin L. Flanagan as chief executive officer. Under Mr. Flanagan’s leadership, the company has developed a comprehensive 2006 operating plan designed to strengthen the business, build renewed momentum and identify the most promising opportunities for future growth. We plan to accomplish these goals by better leveraging the capabilities of our diverse business units, which have historically operated on a somewhat independent basis.

Our aspiration is to become a premier global investment management organization. To accomplish this, the company is focusing the organization on four key strategic drivers that will shape our long-term success:

•	Achieving strong investment performance over the long term. Our success depends on our ability to deliver enduring investment solutions for our clients.

•	Seeking to maximize our ability to deliver AMVESCAP products anywhere in the world to our clients.

•	Unlocking the power of our global operating platform to act as a single firm by simplifying our processes and procedures and integrating the support structure of our business globally.

•	Continuing to build a high-performance organization by fostering greater transparency and accountability across our company in order to help ensure that we are meeting or exceeding, the expectations of our shareholders.

The comprehensive operating plan is designed to leverage AMVESCAP’s core strengths – our people, our focus on investment excellence, our diversification across asset classes, clients and channels, and our global presence.

AMVESCAP is currently working on further aligning our business units into a more integrated global investment management organization. The review of our operations did not commence until late 2005, and we are now evolving toward greater business alignment in 2006. Therefore, we have presented this discussion of our business in the historical business unit format reflecting the way we operated in 2005. This is also consistent with our business segmentation discussed in Note 5 to our Consolidated Financial Statements. In future disclosures, however, we expect to present the business under a single operating segment, asset management, and will no longer segregate the business into the historical business divisions that are presented below.

On July 15, 2005, we completed the sale of our AMVESCAP Retirement business. On January 23, 2006, AMVESCAP announced that it had signed a definitive agreement to acquire PowerShares Capital Management LLC (“PowerShares”). We expect to consummate this transaction in the third quarter of 2006. (See Note 3 to our Consolidated Financial Statements for additional information.)

During the fiscal years ended December 31, 2005, 2004 and 2003, our capital expenditures were $38.2 million, $51.6 million and $61.7 million, respectively. These expenditures related principally in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund accounting systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs was related to leasehold improvements made to the various buildings and workspaces used in our offices. We capitalized certain costs associated with our move in the U.K. to the Global Fund Administration System (GFAS). Since December 31, 2003, our capital projects have included continuing technological enhancements to computer hardware and software. (See Note 5 to our Consolidated Financial Statements for information on the geographic distribution of these investments.) These projects have been funded with proceeds from our operating cash flows. During the fiscal years ended December 31, 2005, 2004 and 2003, our capital divestitures were not significant relative to our total fixed assets.

B. Business Overview

We are one of the world’s largest independent investment management groups, with $414.6 billion of assets under management at May 31, 2006. We provide our clients with a broad array of investment management products on a domestic, international and global investment basis. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

We operate through various subsidiaries and divisions around the world on a global basis. We are committed to maintaining distinct investment management centers of excellence wherever they may be located and believe that our local investment managers provide us with a competitive advantage. In addition, we offer multiple investment styles within various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 46% of our assets under management as of December 31, 2005 were invested in equities, and approximately 54% were invested in fixed income and other securities.

We use several methods to distribute our products to retail and institutional clients in each of our markets. In North America, we offer load mutual funds, separate account management and “wrap” or managed accounts. Managed accounts offer individuals and smaller institutions comprehensive investment management services under a single fee structure covering substantially all charges, including investment management, brokerage, custody, record keeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, as well as separate account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries.

Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow our business units to provide their clients access to specific areas of investment management expertise found in multiple locations within our company. We believe that our ability to develop and distribute products across businesses via multiple delivery channels allows us to offer our clients a broader range of high-quality products and services than most of our competitors.

Historically, we have been organized into four operating groups: AIM, INVESCO, Private Wealth Management ( “PWM”) and AMVESCAP Retirement. The AIM division has included AIM U.S. and AIM Canada. The INVESCO division has included business units in North America, the United Kingdom, Continental Europe and Asia Pacific, as well as an Alternative Investments business unit that includes our real estate and private equity businesses. On July 15, 2005, we sold substantially all of the assets of the AMVESCAP Retirement business other than its U.S. national trust bank subsidiary.

AIM	manages, distributes and administers (i) the AIM Investments family of retail mutual funds in the United States, and (ii) the AIM Trimark family of retail mutual funds in Canada, and provides services through managed accounts. On January 23, 2006, we announced that we had signed a definitive agreement to acquire PowerShares, a leading provider of exchange-traded funds.

INVESCO	manages portfolios for institutional investors in North America and institutional and retail investors outside of North America (primarily in the U.K. under the Invesco Perpetual brand, and in Europe and Asia under the INVESCO brand), and provides services through managed accounts;

Private Wealth Management	provides wealth management services to high net worth individuals and their families as well as asset management services to foundations and endowments in the United States under the Atlantic Trust brand; and

AMVESCAP Retirement	provided administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products. On July 15, 2005, we sold substantially all of the assets of the AMVESCAP Retirement business other than its U.S. national trust bank subsidiary. See Note 3 to our Consolidated Financial Statements for additional information related to the sale of this business.

See Note 5 to our Consolidated Financial Statements, included elsewhere herein, for a business unit and geographical analysis of our total revenues for the fiscal years ended December 31, 2005 and 2004.

Operating Groups

AIM

Our AIM operating group manages, distributes and administers mutual funds and related products sold to retail and institutional investors within North America that are marketed under the AIM Investments and AIM Trimark brands.

The AIM operating group has consisted of two business units: (i) AIM Investments and (ii) AIM Trimark. These business units offer mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the two business units of the AIM operating group offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of the AIM operating group range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. Mutual funds managed by AIM Investments and AIM Trimark are primarily distributed through financial intermediaries. Some of the funds advised by AIM Investments and AIM Trimark are sub-advised by our other business units that have expertise in the specific securities or markets in which such funds are invested.

AIM Investments

AIM Investments is the largest business unit in the AIM operating group. AIM Investments is a diversified investment manager, offering a variety of equity, institutional money market and long-term fixed income products. Its primary products are its AIM-branded retail equity and long-term fixed income mutual funds and institutional money market mutual funds. The funds are sold primarily through a variety of financial intermediaries. AIM Investments also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Investments offers funds to pension plans and to insurance companies that use AIM’s funds as investment options under their own separate accounts. Similarly, AIM Investments sub-advises funds sponsored by third parties, typically for use as investment options under insurance company separate accounts. Customers of AIM Investments’ institutional money market funds included 17 of the 20 largest U.S. banks and 19 of the Fortune 50 U.S. companies as of December 31, 2005. AIM Investments also has developed a managed account business, which tailors individual, privately managed portfolios to clients’ investment needs, and provides retirement products and state-sponsored college savings plans.

On January 23, 2006, AIM announced that it had signed a definitive agreement to acquire PowerShares, which we expect to consummate in the third quarter of 2006. PowerShares is a leading provider of exchange-traded funds (ETFs), which will complement AIM’s fund lineup and will expand the breadth of products we offer our clients through AIM Investments.

AIM Trimark

AIM Trimark investment managers employ a bottom-up stock selection approach. The managers consider themselves “business people buying businesses.” The managers evaluate potential portfolio company management, the competitive position of such company within its industry and any proprietary advantage the company possesses. AIM Trimark also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Trimark offers funds to pension plans, insurance companies that use its funds in separate accounts, and banks and other financial institutions that use its funds as part of fund-of-funds offerings.

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

INVESCO manages portfolios for a number of different types of institutional clients in North America, including:

•	corporate pension plans;

•	public and municipal pension plans;

•	Taft/Hartley pension plans;

•	endowments and foundations;

•	insurance companies and banks; and

•	non-profit organizations.

INVESCO employs growth, value-oriented and quantitative approaches to select securities for equity portfolios and uses quantitative and value approaches to select securities for fixed income portfolios that it manages for its institutional clients. INVESCO’s wide array of investment disciplines are distributed by a team of marketers organized by geography and unique client type. INVESCO also distributes products through alliances with third-party intermediaries that deliver our investment products to their clients. INVESCO provides sub-advisory services to funds offered by our other business units and advisory and sub-advisory services to funds offered by third parties.

INVESCO also manages, as investment sub-advisor, mutual funds distributed to retail clients in the U.S.

Outside of North America, INVESCO engages in retail and institutional investment management and related marketing activities through 22 offices located around the world, serving investors located primarily in the U.K., Continental Europe and Asia Pacific. In the U.K., we manage assets on behalf of consumers, intermediaries and professional investors through a broad product range under the Invesco Perpetual brand. INVESCO’s main non-U.S. investment offices are located in London, Henley-on-Thames, Paris, Frankfurt, Tokyo, Hong Kong, Melbourne and Taipei, while its main non-U.S. administration office is located in Dublin. In addition, AMVESCAP has a joint venture company in China, INVESCO Great Wall. Outside of North America, INVESCO provides various services, including management, distribution, administration and shareholder support services, to the following types of products and clients:

•	onshore unit trusts and other mutual funds, as well as offshore mutual funds;

•	investment trusts (closed-end investment companies);

•	individual savings accounts (tax-advantaged plans invested in managed investment products for U.K. citizens);

•	pension accounts;

•	alternative investment products (such as structured products and real estate investments);

•	institutional separate accounts with assets invested in the U.K., Europe, emerging markets and global fixed income securities; and

•	private investors outside of the U.S.

Units of INVESCO market investment products through independent brokers, alliances with other major financial organizations and direct sales to institutional investors buying for their own accounts. INVESCO tailors its marketing strategy to respond to the relevant competitive environment in each country or region. INVESCO’s non-U.S. business units also provide and receive advisory or sub-advisory services to and from investment products offered by other of our business units.

We believe that having our investment professionals working in and investing from many of the world’s financial markets is one of our strengths. INVESCO both coordinates the construction of global portfolios and markets our global investment management services.

Private Wealth Management

Our Private Wealth Management division was formed in 2001 in connection with our acquisition of Pell Rudman & Co., Inc. and now operates under the brand name of Atlantic Trust. The Private Wealth Management division provides personalized and sophisticated wealth management services to high net worth individuals and their families, as well as asset management services to foundations and endowments in the U.S. The division also provides various investment management services to its clients, including asset allocation, trust services, custody and family office services. It primarily obtains clients through referrals from existing clients and recommendations from a network of attorneys and accountants.

In March 2004, Atlantic Trust Group, Inc. acquired Stein Roe Investment Counsel, Inc. (“Stein Roe”) with over $7 billion in assets under management. On March 31, 2004, we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management Limited and Atlantic Wealth Management International Limited, which resulted in the transfer of approximately $1.4 billion of assets under management (“AUM”) out of the Private Wealth Management business.

The Private Wealth Management division operates through several subsidiaries, the most significant of which are Atlantic Trust Company, N.A., a limited purpose national trust company regulated by the Office of the Comptroller of the Currency (“OCC”), AT Investor Services, Inc., a broker-dealer regulated by the SEC and the National Association of Securities Dealers (“NASD”), and Stein Roe.

AMVESCAP Retirement

On July 15, 2005, we sold substantially all of the assets of the AMVESCAP Retirement business other than its U.S. national trust bank subsidiary. AMVESCAP Retirement provided a full range of services to various retirement accounts. Its services included custodian, record keeping, administration, compliance, and client employee education and communication.

Competition

The investment management business is highly competitive, with points of differentiation including investment performance, the range of products offered, brand recognition, business reputation, financial strength, the depth and continuity of relationships, quality of service and the level of fees charged for services.

We compete with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources and offer more comprehensive lines of products and services than we do.

We believe that the diversity of our investment styles, product types and channels of distribution enable us to compete effectively in the investment management business.

Management Contracts

We derive substantially all of our revenues from investment management contracts with clients. Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. Investment management contracts are generally terminable upon thirty or fewer days’ notice. Typically, mutual fund and unit trust investors may withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with us or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance.

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

We conduct substantial business operations in the U.S. Various of our subsidiaries and/or products and services offered by such subsidiaries are regulated by the SEC, the NASD, the National Futures Association, the Commodity Futures Trading Commission and the OCC. Federal statutes that regulate the products and services we offer in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934 (the “Exchange Act”), the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

Various of our business units are regulated in the United Kingdom by the Financial Services Authority (“FSA”). Our operations elsewhere in the world are regulated by similar regulatory organizations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance and the Financial Services Agency in Japan, the Federal Financial Supervisory Authority in Germany, the Banque de France and the Autorité des Marchés Financiers in France, the Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, the Netherlands Authority For the Financial Markets, the Swiss Federal Banking Commission, La Comisión Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Central Bank of Ireland, the Jersey Financial Services Commission, the Pension Fund Supervisions Office (UNFE) in Poland and the Canadian securities administrators (including the Ontario Securities Commission).

Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities. Under European Union (“EU”) regulatory capital requirements, investment firm groups are generally subject to consolidated supervision, which requires both individual regulated companies and the group of companies to meet regulatory capital requirements. After consultation with the FSA, it has been determined that, for purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current EU Directives. A sub-group of our European subsidiary companies is subject to these regulations, however, and we have provided commitments to the FSA that we will meet these requirements. Complying with those commitments may result in an increase in the capital requirements applicable to the European sub-group. Although we do not expect that recent changes in EU Directives will materially alter that position, the outcome will depend ultimately on how the new requirements are implemented into U.K. law, and we cannot guarantee that we will not face a regulatory capital shortfall, be required to limit distributions from certain subsidiaries or need to modify our operating group composition and structure in order to comply. See “Item 5. Operating and Financial Review and Prospects – Risk Factors,” included elsewhere herein.

To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales or increased redemptions of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.

C. Organizational Structure

AMVESCAP PLC is the ultimate parent company of our investment management business, the principal activities of which are asset management and the provision of related financial services. Our significant subsidiaries, all of which are wholly-owned subsidiaries, are set forth below:

NAME OF COMPANY	COUNTRY OF INCORPORATION
AIM Management Group Inc.	U.S.
AIM Advisors, Inc.	U.S.
AIM Capital, Inc.	U.S.
INVESCO Institutional (N.A.), Inc.	U.S.
INVESCO Senior Secured Management, Inc.	U.S.
AVZ Inc.	U.S.
AMVESCAP Group Services, Inc.	U.S.
INVESCO North American Holdings, Inc.	U.S.
INVESCO U.K. Limited	England
INVESCO Asset Management Limited	England
INVESCO Fund Managers Limited	England
INVESCO International Holdings Limited	England
INVESCO Pensions Limited	England
AIM Canada Holdings Inc.	Canada
AMVESCAP Inc.	Canada
AIM Funds Management, Inc.	Canada
AVZ Callco	Canada

D. Property, Plant and Equipment

Our registered office is located at 30 Finsbury Square, London, EC2A 1AG, United Kingdom. Our principal executive offices are located in leased office space at 1360 Peachtree Street N.E., Atlanta, Georgia 30309, U.S.A. We also lease significant office space in the U.S. at 11 Greenway Plaza, Houston, Texas 77046 and 4350 South Monaco Street, Denver, Colorado 80237. We generally lease space in the locations where we conduct business, except that we own property at INVESCO Park, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom. We have no plans to construct, significantly expand or improve our facilities.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Introduction

This discussion and analysis should be read in conjunction with the selected consolidated financial information and the Consolidated Financial Statements included elsewhere in this Form 20-F.

The following discussion contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of known and unknown factors that are beyond our ability to control or predict, including, but not limited to, those discussed in “—Risk Factors” and “Cautionary Statements Concerning Forward-Looking Statements,” included elsewhere herein.

We are a leading independent global investment management company, with $414.6 billion of assets under management at May 31, 2006. Operating under the AIM, AIM Trimark, INVESCO, Invesco Perpetual and Atlantic Trust brands, we strive to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world.

On December 8, 2005, the company changed its presentation currency from sterling to U.S. dollars. The comparative figures have been presented in U.S. dollars applying the average foreign exchange rates for the period for the income statement and the ending foreign exchange rates for the period for the balance sheet. See Note 29 to the Consolidated Financial Statements for additional details. Additionally, AMVESCAP PLC, which is the publicly-traded holding company (the “Parent”) redenominated its share capital from sterling to U.S. dollars. U.S. dollars more accurately reflects the currency of the underlying operations and financing of the Parent.

The key drivers of success for AMVESCAP are long-term investment performance and client service, delivered across a diverse spectrum of products, distribution channels and geographic areas. By achieving success in these areas, we seek to generate positive net flows and increased assets under management. We measure relative investment performance by comparing our products to competing products and industry benchmarks. Generally, distributors, investment advisors and consultants heavily weigh longer-term performance (e.g., three-year and five-year performance), in selecting the products they recommend to their customers, although one-year performance may be an important consideration. External ratings can also have an influence over client investment decisions. Quality of client service is monitored in a variety of ways, including periodic client satisfaction surveys, analysis of response times and redemption rates, competitive benchmarking of services, and obtaining feedback from investment consultants.

Assets Under Management

Assets under management (“AUM”) at the end of 2005 were $386.3 billion (2004: $382.1 billion). Average AUM for 2005 were $377.6 billion, compared to $371.3 billion in 2004. Net outflows for the year ended December 31, 2005, were $16.2 billion, with inflows of $66.3 billion and outflows of $82.5 billion. Approximately $9.2 billion of outflows during the year were from one portion of our institutional business in the U.S. In addition, one sub-advised client in our U.S. Retail business terminated in the fourth quarter of 2005, accounting for $1.4 billion in net outflows. We have seen some degree of net flow improvement over the last half of 2005, as our investment performance has generally strengthened during this same period. Our High Net Worth business continued to show a pattern of modest but steady sales growth. Changes in AUM are as follows:

$ billions	2005	2004	% Change
January 1,	$382.1	$370.6
Inflows	66.3	67.0	(1.0)%
Outflows	(82.5)	(86.5)	4.6%

Net flows	(16.2)	(19.5)	16.9%
Market gains/ reinvestment	24.4	26.0	(6.2)%
Change in money market funds and other	0.5	(8.3)	N/A
Acquisitions/disposals	—	6.1	(100.0)%
Foreign currency*	(4.5)	7.2	N/A

December 31,	$386.3	$382.1	1.1%

Average long-term AUM	$335.8	$326.2	2.9%
Average money market AUM	41.8	45.1	(7.3)%

Average AUM	$377.6	$371.3	1.7%

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

Our revenues are directly influenced by the level and composition of the firm’s AUM. Therefore, movements in global capital market levels, net new business inflows (or net outflows) and changes in the mix of investment products between asset classes may materially impact the revenues for the firm within a quarter. Global capital markets improved over 2004. The FTSE 100 increased by 19.1%, the S&P 500 by 6.2%, NASDAQ by 6.4% and the Dow Jones Industrial Average by 1.8% from December 31, 2004 to December 31, 2005. Our AUM by channel, by division, and by asset class are as follows:

AUM by Channel

$ billions	Total	Retail	Institutional	High Net Worth
January 1, 2004	$370.6	$176.6	$184.9	$9.1
Inflows	67.0	40.1	22.6	4.3
Outflows	(86.5)	(53.3)	(28.6)	(4.6)

Net flows	(19.5)	(13.2)	(6.0)	(0.3)
Market gains/reinvestment	26.0	16.0	9.7	0.3
Change in money market funds and other	(8.3)	1.3	(9.6)	—
Acquisitions/disposals	6.1	—	—	6.1
Foreign currency*	7.2	5.3	1.9	—

December 31, 2004	$382.1	$186.0	$180.9	$15.2

Inflows	66.3	41.2	21.3	3.8
Outflows	(82.5)	(53.3)	(25.8)	(3.4)

Net flows	(16.2)	(12.1)	(4.5)	0.4
Market gains/reinvestment	24.4	16.0	7.9	0.5
Change in money market funds and other	0.5	1.9	(1.6)	0.2
Foreign currency*	(4.5)	(1.6)	(2.9)	—

December 31, 2005	$386.3	$190.2	$179.8	$16.3

AUM by Division

	Total	AIM		INVESCO			PWM
$ billions		U.S.	Canada	U.S.	U.K.	Europe/ Asia
January 1, 2004	$370.6	$151.1	$28.7	$118.5	$39.0	$23.8	$9.5
Inflows	67.0	16.3	5.3	19.6	11.3	10.2	4.3
Outflows	(86.5)	(28.7)	(4.6)	(25.7)	(9.8)	(13.2)	(4.5)

Net flows	(19.5)	(12.4)	0.7	(6.1)	1.5	(3.0)	(0.2)
Market gains/reinvestment	26.0	7.3	2.7	8.1	5.6	2.0	0.3
Change in money market funds and other	(8.3)	(8.4)	—	0.2	0.6	(0.2)	(0.5)
Acquisitions/disposals	6.1	—	—	—	—	—	6.1
Foreign currency*	7.2	—	2.5	0.3	2.9	1.5	—

December 31, 2004	$382.1	$137.6	$34.6	$121.0	$49.6	$24.1	$15.2

Inflows	66.3	12.6	5.9	16.7	19.0	8.3	3.8
Outflows	(82.5)	(28.0)	(5.7)	(24.0)	(11.9)	(9.5)	(3.4)

Net flows	(16.2)	(15.4)	0.2	(7.3)	7.1	(1.2)	0.4
Market gains/reinvestment	24.4	5.1	2.2	4.4	8.8	3.4	0.5
Change in money market funds and other	0.5	0.7	—	—	—	(0.2)	—
Foreign currency*	(4.5)	—	2.1	(0.4)	(4.2)	(2.0)	—

December 31, 2005	$386.3	$128.0	$39.1	$117.7	$61.3	$24.1	$16.1

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

AUM by Asset Class

$ billions	Total	Equity	Fixed Income	Balanced	Money Market	Stable Value	Alternatives
January 1, 2005	$382.1	$178.5	$44.8	$44.1	$50.0	$43.2	$21.5
Inflows	66.3	30.0	14.5	7.8	3.3	4.2	6.5
Outflows	(82.5)	(45.6)	(10.4)	(12.5)	(3.5)	(3.0)	(7.5)

Net flows	(16.2)	(15.6)	4.1	(4.7)	(0.2)	1.2	(1.0)
Market gains/reinvestment	24.4	17.9	1.2	1.7	—	2.4	1.2
Change in money market funds	0.5	—	—	—	0.5	—	—
Foreign currency*	(4.5)	(3.3)	(0.8)	0.1	—	—	(0.5)

December 31, 2005	$386.3	$177.5	$49.3	$41.2	$50.3	$46.8	$21.2

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

Investment Performance

Retail (1)	% of AUM in Top Half of Peer Group as of December 31, 2005
	One-Year	Three-Year	Five-Year
U.S.	62%	34%	22%
Canada	4%	21%	95%
U.K.	72%	87%	83%
Continental Europe and Asia	66%	83%	60%

Institutional (2)	% of AUM Above Benchmark as of December 31, 2005
	One-Year	Three-Year	Five-Year
Equity	53%	53%	97%
Fixed Income	94%	93%	92%
Money Market	93%	93%	93%
Stable Value	Largest U.S. Stable Value manager with over $45 billion in assets under management. Outperformed cash benchmarks over all relevant periods.
Real Estate	100% of U.S. REIT and Direct Real Estate assets have outperformed their respective benchmarks over one-, three- and five-year periods.
Financial Structures	Named 2005 CDO Manager of the Year by Euromoney

(1)	Retail performance is based on Peer Rankings and AUM as of December 31, 2005. Sources include: Morningstar, Lipper and S&P Micropal.
(2)	Institutional includes representative products managed in Atlanta, New York, Frankfurt, Louisville and London. Performance is as of December 31, 2005. All underlying products have been compiled by following AIMR and GIPS standards.

In our U.S. Retail business, we have seen an improving one-year track record, with 62% of AUM in the top half of peers. The longer-term track record remains below our expectations, and therefore the U.S. Retail business continues to be an area of focus. Within U.S. Retail, our international funds had 85% of AUM in the top half of peers on a one-year basis, and the asset allocation solutions have also performed well. We have seen inflows in these and other products. During 2005, we evaluated, rationalized and merged several funds in the U.S. Retail product line to ensure that we are delivering the best possible investment solutions to our clients.

We have experienced a decline in investment performance in our Canadian Retail business due to certain of its portfolios being underweighted in the energy sector, a market segment that has experienced a recent and dramatic increase in valuation. 90% of the Canadian Retail AUM remains in the top half of peers on a five-year basis. The U.K. Retail business has produced particularly strong results across all measured time frames. The offshore product range, marketed principally in Continental Europe and Asia, is an important component of our diversified profile with more than 66% of its asset base performing in the top half of peer groups on a one-year basis.

In our institutional business, over 90% of our fixed income and money market assets beat their benchmarks over the one-, three- and five-year periods. Equity performance has been mixed, but a majority of AUM are performing ahead of benchmark on a five-year basis. We are the largest stable value manager, with over $45 billion in AUM. Our real estate business is outperforming benchmarks over all relevant periods, and our financial structures group was named 2005 CDO Manager of the Year by Euromoney.

International Financial Reporting Standards (“IFRS”)

From January 1, 2005, as required by the European Union’s (“EU”) IAS Regulation and the Companies Act, the company began recording its results of operations under IFRS as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the Consolidated Financial Statements for the periods presented would be no different had the company applied IFRS as issued by the IASB. References to IFRS in this annual report should be construed as references to IFRS as adopted by the EU. The date of the transition to IFRS is January 1, 2004, this being the start of the earliest period of comparative information required in the U.K., and accordingly the comparative period has been restated to apply IFRS on a consistent basis. Prior to this date, the company prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice (“U.K. GAAP”).

During 2004, the company carried out a review of IFRS to identify the changes to accounting policies that were necessary to comply with the new standards. The most significant changes affecting the company due to the IFRS transition are:

•	The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21);

•	The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);

•	The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2);

•	The inclusion in the balance sheet of all employee benefit liabilities (IAS 19); and

•	The reclassification of certain income statement and balance sheet items for disclosure purposes, including the presentation of third-party distribution fees, service and advisory fees in the income statement separately from total revenues.

The underlying business transactions and cash flows of the company did not change upon the transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders’ funds from the U.K. GAAP figure at January 1, 2004, of $208.1 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of $276.4 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the year ended December 31, 2004 was a loss of $0.05 under IFRS, compared with a loss of $0.39 under U.K. GAAP. See Note 2 to our Consolidated Financial Statements for further details.

Summary of Differences between IFRS and U.S. GAAP

We prepare our financial statements in accordance with IFRS, which differs in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP, as applied to us, relate to acquisition accounting. Prior to 1998, goodwill was charged directly to other reserves. Upon transition to IFRS, this pre-1998 goodwill was not required to be restated as an asset on the balance sheet, and it will not be included subsequently in determining any profit or loss upon disposal of the acquired entity. Under U.S. GAAP, this pre-1998 goodwill is reflected as an asset. Also upon transition to IFRS, the company ceased amortization of goodwill under IFRS at the transition date, January 1, 2004. Under U.S. GAAP, the company ceased amortization of goodwill on January 1, 2002, in accordance with U.S. accounting rules. Certain other differences between IFRS and U.S. GAAP exist related to the timing of recording redundancy and reorganization accruals, share-based payment costs and certain related tax difference. See Note 30 to our Consolidated Financial Statements for a reconciliation of operating results from IFRS to U.S. GAAP.

Critical Accounting Policies

Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. These policies address such matters as accounting for goodwill and investments, revenue recognition, taxation, and depreciation methods. Below is a description of certain critical accounting policies that require management to make its best estimates and judgments, which should be read in conjunction with the discussion of risk factors facing the company. (See “—Risk Factors” below.)

Revenue

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, VAT and other sales-related taxes. Revenue is recognized when services have been provided, it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. Revenue represents management, distribution, transfer agent and other fees. Revenue is generally accrued over the period for which the service is provided, or in the case of performance-based management fees, when the contractual performance criteria have been met. Management fee revenues are derived from providing professional expertise to manage client accounts and include fees received from institutional advisory contracts and retail mutual funds, unit trusts, investment companies with variable capital and investment trusts. Management fees vary in relation to the level of client assets managed, and in certain cases are also based on investment performance. Distribution fees include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Transfer agent fees are service fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor’s name. Other fees include trading fees derived from generally non-recurring security or investment transactions and fees earned from the company’s banking subsidiaries, such as interest earned from balances available on demand from clients and credit institutions and commissions earned from derivative instruments. Distribution fees, service fees and advisory fees that are passed through to external parties are presented separately from total revenues to arrive at Net Revenues on the income statement.

Our revenues would be adversely affected by any reduction in assets under management as a result of either a decline in market value of such assets or continued net outflows, which would reduce the investment management fees we earn. Additionally, our business is dependent on investment advisory agreements that are subject to termination or non-renewal, and our mutual funds and other investors may withdraw their funds at any time. Demand for our mutual fund products may decline. Competitive pressures may force us to reduce or waive temporarily the fees we charge to clients, and changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

Share-based payment

The company issues equity-settled share-based awards to certain employees, which are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the company’s estimate of shares that will eventually vest. Fair value is measured by use of a stochastic valuation model. The expected life of share-based payment awards used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. In accordance with the transition provisions of IFRS, the company has applied this policy to all grants after November 7, 2002 that were unvested as of January 1, 2005. Changes in the assumptions used in the stochastic valuation model, as well as changes in the company’s estimates of vesting (including the company’s evaluation of performance conditions associated with certain share-based payment awards and assumptions used in determining award lapse rates) could have a material impact on the share-based payment charge recorded in each year. For example, at December 31, 2005, 14.1 million share options were outstanding related to 2003 grants that had performance conditions attached to them calculated based upon growth in the company’s earnings per share since the date of the award over the vesting period. The performance targets for these options provide that they may only be exercised if earnings per share have grown by a percentage in excess of a weighted average of the U.K. Retail Price Index and the U.S. Consumer Price Index over the preceding three years as follows:

Percentage Growth	Percent of Options Exercisable
Below 12%	0%
12%-13%	80%
13%-14%	85%
14%-15%	90%
Over 15%	100%

No expense was taken in 2004 or 2005 related to these 2003 option grants, as the company did not expect that the vesting conditions would be attained. Should the growth in the company’s earnings per share result in satisfaction of the performance conditions, the company would incur an expense of approximately $43.7 million during 2006, representing the estimated cost of such options upon vesting.

Taxation

Tax expense represents the sum of current tax and deferred tax. Current tax is provided on taxable profits based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Deferred income tax is generally provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized.

Deferred tax assets and liabilities are not recognized where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

In respect of temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized, and deferred tax liabilities are recognized where either the timing of the reversal of the temporary difference cannot be controlled or it is probable that the temporary differences will reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set off current tax assets against current tax liabilities.

Goodwill

Goodwill represents the excess of the cost over the identifiable net assets of businesses acquired and is recorded in the functional currency of the acquired entity. Goodwill is recognized as an asset and is reviewed for impairment annually. The recoverable amounts of each cash generating unit (the lowest group of identifiable assets that generate independent cash flows) are compared to its carrying amount to determine if impairment results. The recoverable amount of a cash generating unit is the higher of the fair value less costs to sell of the cash generating unit or its value-in-use (“VIU”).

Transaction data for similar assets within the asset management industry are obtained from an external valuations consultant and are used to assess the fair value less costs to sell as part of the annual goodwill impairment test. Key assumptions made in determining the fair value less costs to sell include an analysis of the purchase prices paid for similar acquisitions in the asset management industry as a multiple of the revenue streams acquired. These key assumptions reflect past acquisition experiences within the company and are applied to the cash generating units to arrive at an estimate of the fair value less costs to sell of the cash generating units.

VIU is calculated by first determining the estimate of future cash flows to be generated by the cash generating unit and then applying a discount rate equivalent to the company’s weighted average cost of capital, adjusted for risks specific to the cash generating unit. VIU calculations are based on the cash generating unit’s most recent budgets and (up to) five-year projections. Extrapolations are then made to the projections assuming declining growth rates on cash flow throughout the estimated life of the goodwill. Any impairment is recognized in the income statement and is not subsequently reversed.

On disposal of a business, the attributable amount of goodwill is included in the determination of profit or loss. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amounts. Prior to 1998, goodwill was charged directly to other reserves. The goodwill has not been restated, and will not be included in determining any subsequent profit or loss on disposal.

As a result of the 2005 goodwill impairment review, the company recognized a non-cash goodwill impairment charge of $16.6 million ($10.4 million after tax, or $0.01 per share) related to the Atlantic Trust business. The key assumptions used to determine the fair value of the Atlantic Trust business included (a) cash flow periods of 20 years; and (b) a discount rate of 12%, which was based upon the company’s weighted average cost of capital adjusted for the risks associated with the operations. A variance in the discount rate could have had a significant impact on the amount of the goodwill impairment charge recorded. For example, a 1% increase in the discount rate would have caused an increase in the goodwill impairment charge by approximately $31 million. A 1% decrease in the discount rate would have resulted in no impairment.

The company cannot predict the occurrence of future events that might adversely affect the reported value of goodwill that totaled $4.2 billion at December 31, 2005. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the company’s assets under management, or a material negative change in assets under management and related management fees.

Investments

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the company commits to buy or sell the asset. As explained in Note 2, the company has not applied IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” to the 2004 comparative financial statements included herein. Accordingly, the investment balances in the 2004 comparative financial statements are included using the policies and disclosures used under U.K. GAAP.

Policy applicable through December 31, 2004:

Long-term investments, including partnership investments, are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within other income and expense in the income statement in the period in which they arise.

Policy applicable from January 1, 2005:

Investments are initially recognized at fair value, adjusted by transaction costs, and are then classified as fair value through profit and loss, available-for-sale, or held-to-maturity. Fair value through profit and loss and available-for-sale investments are measured at fair value. Gains or losses arising from changes in the fair value of fair value through profit and loss investments are included in income, and gains or losses arising from changes in the fair value of available-for-sale investments are recognized in a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income. Held-to-maturity investments are measured at amortized cost, taking into account any discounts or premiums. Gains or losses on held-to-maturity investments are recognized in income when the investments are amortized or impaired.

Fair value is determined by reference to an active trading market, using quoted bid prices as of each reporting period end. When a readily ascertainable market value does not exist for an investment (such as the company’s collateralized debt obligations) the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. Since assumptions are made in determining the fair values, the actual value realized upon the sale of these investments could differ from the current carrying values. In certain instances, such as unquoted securities, where the fair values cannot be reliably measured, because the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, the investment is recorded at cost.

Impairment of assets excluding goodwill

The carrying amounts of assets excluding goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. At each reporting date, an assessment is made for any indication of impairment. If an indication of impairment exists, and if the recoverable amounts (the higher of the fair value less costs to sell or value-in-use) are estimated to be less than the carrying amounts, then the carrying amounts are reduced to their recoverable amounts, and an impairment charge is recognized immediately. The company uses the fair value less costs to sell in determining recoverable amounts. Where an impairment subsequently reverses, the carrying amounts of the assets and equity are increased to the revised estimate of their recoverable amounts, limited to the original carrying amounts less subsequent amortization or depreciation. Different assumptions related to the net selling price calculation could result in different impairment results.

Foreign currencies

Transactions in foreign currencies (currencies other than the functional currencies of the operation) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Gains and losses arising on retranslation are included in the income statement, with the exception of differences on foreign currency borrowings that provide an effective designated hedge against a net investment in a foreign entity. These differences are taken directly to equity until the disposal of the net investment, at which time they are recognized in the income statement. In the Parent’s financial statements, a fair value hedge is utilized to revalue certain foreign currency investments in subsidiaries, allowing the revaluation of these assets to offset the revaluation of external foreign currency debt in the Parent’s income statement.

The company’s presentation currency and the functional currency of the Parent is U.S. dollars. On consolidation, the assets and liabilities of company subsidiary operations whose functional currencies are currencies other than the U.S. dollar (“foreign operations”) are translated at the rates of exchange ruling at the balance sheet date. Income statement figures are translated at the weighted average rates for the year, which approximate actual exchange rates. Exchange differences arising on the translation of foreign operations’ accounts are taken directly to equity. Goodwill and other fair value adjustments arising on acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at rates of exchange ruling at the balance sheet date.

The company has changed its presentation currency from pounds sterling to U.S. dollars effective December 8, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 29 to the Consolidated Financial Statements, included elsewhere herein. On December 8, 2005, the Parent redenominated its share capital from sterling to U.S. dollars and changed its functional currency from sterling to U.S. dollars. The U.S. dollar more accurately reflects the currency of the underlying operations and financing of the Parent. Since a large number of the company’s subsidiaries are located outside of the United States and have functional currencies that are not the U.S. dollar, fluctuations in these exchange rates to the U.S. dollar may affect our reported financial results from one period to the next. We do not actively manage our exposure to such effects.

Provisions

Provisions are recognized when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense. Changes to situations that impact the probability of settlement of provisions, or changes in discount rates, could have an impact on the reported value of a provision and could require adjustment to the balance through the income statement.

Debt

We have a significant amount of indebtedness, comprised of fixed rate and floating rate debt. Upon initial recognition, debt balances are recorded at the net of the maturity amounts and any debt issue costs. As of December 31, 2005, we had outstanding total debt of $1,222.2 million, net debt of $733.7 million and shareholders’ funds of $3.6 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Our credit facility imposes restrictions on our ability to conduct our business and, if certain of our debt were to be accelerated, we might not have sufficient assets to repay it in full. Any or all of the above factors could materially adversely affect our financial position.

New Accounting Standards

IFRS comprise standards and interpretations approved by the International Accounting Standards Board and its predecessors, all of which have been approved by the European Commission at the current date. On September 1, 2005, the company adopted the amendment to IAS 39, “Fair value option,” and formally designated its investments on behalf of deferred compensation plans and its linked policyholder assets as Fair Value Through Profit and Loss investments. The fair value of these investments on the designation date was $1.0 billion. Under U.K. GAAP, the linked policyholder assets were classified as a receivable. The company continues to monitor the development of new accounting standards and interpretations that were not effective at December 31, 2005. It is not currently anticipated that the adoption of these standards and interpretations will have a material impact on the financial statements.

The company will reflect the implementation of FAS 123(R), “Share-Based Payment” in its reconciliation from IFRS to U.S. GAAP for the year-ended December 31, 2006, which will require the recognition in U.S. GAAP net income of a charge for share-based payment plans. Previously, the company’s reconciliation to U.S. GAAP reflected accounting for share-based payment transactions under U.S. Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, which resulted in expense recognition under U.S. GAAP related to its share-based payment programs calculated using the intrinsic value method. The company currently accounts for share-based payment programs under IFRS 2, “Share-based payment” and does not anticipate that the share-based payment expense recognized under U.S. GAAP will differ materially from the expense recognized under IFRS.

A. Operating Results

2005 saw a 2.3% increase in net revenues (total revenues less third-party distribution, service and advisory fees) to $2,173.2 million (2004: $2,124.5 million). The main categories of revenues are as follows:

$ millions	2005	2004
Management	2,213.7	2,052.7
Service and distribution	538.2	593.3
Other	127.3	111.5

Total revenues	2,879.2	2,757.5
Third-party distribution, service and advisory fees	(706.0)	(633.0)

Net revenues	2,173.2	2,124.5

Management revenues increased 7.8% from 2004. INVESCO U.K. management revenues increased $139 million, AIM Canada management revenues increased $60 million and the management revenues for Private Wealth Management increased $12 million over 2004. These increases were offset by lower management revenues in AIM U.S. Service and distribution fees declined $55.1 million (9.3%) from 2004. The sale of the AMVESCAP Retirement business accounted for $30 million of this decline, as this business was included for the full 12 months in 2004 but only six and a half months in 2005. The remainder of the difference is a result of lower distribution and transfer agency fees in our U.S. Retail channel. Other revenues increased 14.2% over 2004, primarily due to the increase in transaction fees in our real estate group. Third-party distribution, service and advisory fees increased by $73.0 million, due to an increase in trail and renewal commissions.

During the fourth quarter of 2005, the company undertook an operating review and identified the steps required to move towards a more integrated global company. We are in the process of integrating the enterprise support functions, such as Human Resources, Finance, Legal and Compliance, and we are combining AIM and INVESCO’s managed account platforms. We also merged certain client service functions across our retail business. As a result of this work, we took a restructuring charge of $75.7 million in 2005 and implemented measures that reduced headcount by 285. Included in this charge are costs incurred to eliminate some office space and streamline our product line. Based on the actions we have taken and those that we will take in 2006, we should be able to decrease significantly our total operating expenses and operate more efficiently. If the business environment experienced in 2005 does not change materially in 2006, we expect to decrease our operating expenses by approximately $120 million and reach an operating expense base of approximately $1,550 million in 2006, excluding the impact of the PowerShares acquisition, costs related to market movements, increased sales and any unanticipated new initiatives. We expect 50% of the expense reduction to be realized in Compensation costs, with the remainder of the savings from decreases in Property and Office, Technology/telecommunications, and General and Administrative costs.

Total operating expenses before the restructuring charge increased 3% in 2005. Compensation expenses increased $77.9 million from 2004, with $34.3 million in incremental amortization of share-related compensation programs, $11.8 million related to one-time recruiting costs, and the remainder due to staff salaries, bonus and benefit costs. Marketing costs increased 8.1% from 2004, largely due to increased advertising in the U.K. and U.S. Property and Office costs decreased $39.0 million for the year, primarily as a result of the $37.0 million provision we took in 2004 for unused office space. Technology/telecommunications costs decreased 6.5% from 2004, driven by the sale of the AMVESCAP Retirement business and generally lower headcount. General and Administrative costs increased 4.4% from 2004, primarily due to a $16.6 million goodwill impairment charge in the Private Wealth Management business.

Compensation continues to be the largest component of operating expenses, accounting for 62.5% of costs for 2005 (2004: 59.5%). Competitive compensation is critical for the success of AMVESCAP in attracting and retaining the highest caliber employees. The main categories of operating costs before the 2005 restructuring charge and the 2004 U.S. regulatory settlement, (the “Adjustments”), are as follows:

$ millions	2005	% of total	2004	% of total
Compensation	1,044.7	62.5%	966.8	59.5%
Marketing	139.5	8.3%	129.1	8.0%
Property and office	130.3	7.8%	169.3	10.4%
Technology/telecommunications	139.0	8.3%	148.7	9.2%
General and administrative	219.4	13.1%	210.1	12.9%

	1,672.9	100.0%	1,624.0	100.0%

Our effective tax rate for 2005 was 40.7% (37.7% before the restructuring charge) and was impacted by the lack of tax deductibility for certain expense items, including an $11.3 million expense associated with a capital infusion into our Taiwan bond funds.

The increase in revenues from 2004 to 2005 was offset by increased expenses, resulting in operating profit before Adjustments for 2005 remaining flat as compared to 2004. Diluted EPS before the restructuring charge was down by one cent.

In January 2006, we announced that we had signed a definitive agreement to acquire PowerShares, which we expect to consummate in the third quarter of 2006. The 37 exchange-traded funds (“ETFs”) offered by PowerShares will complement our fund lineup and expand the breadth of products we can offer our clients through AIM Investments.

The divisional income statements presented below are based on a set percentage allocation of revenues, depending on whether the product is sold, managed, or serviced by the division. Divisions selling, managing or servicing a product received 40%, 40%, and 20% of the revenues for that product, respectively. This measurement of profitability represents the way in which the businesses historically operated prior to the beginning of 2006.

The following tables summarize revenues and profits by operating group before the Adjustments for the periods indicated. We believe that operating profit before the Adjustments is a more appropriate income amount for presentation, since it represents a more consistent measure of our year-by-year performance. Operating profit before the Adjustments is a measure expressly permitted under IFRS and should be evaluated in the context of our IFRS results. See “Item 3. Key Information — Selected Financial Data” for a reconciliation between operating profit before the Adjustments and (loss)/operating profit.

	Year Ended December 31, 2005
$ millions	Net Revenues	Expenses	Operating Profit
AIM
U.S.	$742.0	$(493.5)	$248.5
Canada	373.5	(163.2)	210.3

	1,115.5	(656.7)	458.8
INVESCO
U.S.	392.5	(290.4)	102.1
U.K.	422.7	(325.4)	97.3
Europe/Asia	126.4	(139.4)	(13.0)

	941.6	(755.2)	186.4
Private Wealth/ Retirement*	116.1	(149.5)	(33.4)
Corporate	—	(111.5)	(111.5)

Totals before restructuring charge	2,173.2	(1,672.9)	500.3
Restructuring charge	—	(75.7)	(75.7)

	$2,173.2	$(1,748.6)	$424.6

*	Portions of the Retirement division were sold during 2005. See Note 3 to the Consolidated Financial Statements for additional information.

$ millions	Year Ended December 31, 2004
	Net Revenues	Expenses	Operating Profit
AIM
U.S.	$812.0	$(531.7)	$280.3
Canada	319.9	(145.6)	174.3

	1,131.9	(677.3)	454.6
INVESCO
U.S.	351.8	(258.9)	92.9
U.K.	345.1	(323.5)	21.6
Europe/Asia	142.7	(136.3)	6.4

	839.6	(718.7)	120.9
Private Wealth/ Retirement	153.0	(164.7)	(11.7)
Corporate	—	(63.3)	(63.3)

Totals before U.S. regulatory settlement	2,124.5	(1,624.0)	500.5
U.S. regulatory settlement	—	(413.2)	(413.2)

	$2,124.5	$(2,037.2)	$87.3

2005 Compared with 2004

AIM U.S.

The AIM U.S. business reported net revenues of $742.0 million during 2005, compared with $812.0 million during 2004. The decline is due to an 8.4% decrease in average asset levels during 2005 and fee reductions as part of the U.S. regulatory settlement and (for the period from and after July 1, 2005) additional voluntary reductions (principally in 12b-1 fees). Operating expenses declined by $38.2 million to $493.5 million in 2005. Operating profits were $248.5 million compared with $280.3 million in 2004. Operating profit margin for 2005 amounted to 33.5%, compared with 34.5% in the prior year. The group generated approximately $12.6 billion of inflows and had net outflows of $15.4 billion in 2005. Market gains of $5.1 billion partially offset these net outflows. AUM amounted to $128.0 billion at December 31, 2005, including $47.4 billion of institutional money market funds.

AIM Canada

The AIM Canada business reported net revenues of $373.5 million during 2005, compared with $319.9 million for the prior year. Operating profits were $210.3 million in 2005 compared with $174.3 million in 2004, and the operating profit margin was 56.3% in 2005. The group generated approximately $5.9 billion of inflows in 2005 and net inflows of $0.2 billion. Market gains were $2.2 billion for the year. As a result, average AUM increased 17.2% from 2004. AUM amounted to $39.1 billion at December 31, 2005.

INVESCO U.S.

The INVESCO U.S. business reported net revenues and operating profits of $392.5 million and $102.1 million in 2005, compared with $351.8 million and $92.9 million for 2004, respectively. Increased expenses, primarily due to higher compensation costs, offset a portion of the revenue increase. Operating profit margins decreased from 26.4% in 2004 to 26.0% in the current year. Average AUM for 2005 was $117.8 billion compared to $118.5 billion in 2004. The unit generated $16.7 billion in inflows during 2005, and recorded net outflows of $7.3 billion. AUM amounted to $117.7 billion at December 31, 2005.

INVESCO U.K.

INVESCO U.K.’s net revenues amounted to $422.7 million for 2005, compared with $345.1 million in 2004, up $77.6 million due to increased asset levels. Operating profits totaled $97.3 million for the current year compared to $21.6 million for the prior year. Operating expenses amounted to $325.4 million in 2005, compared with $323.5 million in 2004. The operating profit margin was 23.0% in 2005 (2004: 6.3%). Inflows for 2005 totaled approximately $19.0 billion, market gains totaled $8.8 billion, and net inflows were $7.1 billion for the year. AUM amounted to $61.3 billion at December 31, 2005.

INVESCO Europe/Asia

INVESCO Europe/Asia’s net revenues amounted to $126.4 million for 2005, compared with $142.7 million in 2004. Operating losses totaled $13.0 million for the year ended December 31, 2005, versus an operating profit of $6.4 million for the prior year. The decline in operating profit was due to declining revenues in our German banking operation. The German banking operation was sold in 2006. Inflows for 2005 totaled $8.3 billion, market gains totaled $3.4 billion, and net outflows were $1.2 billion for the year. AUM amounted to $24.1 billion at December 31, 2005.

Private Wealth Management/Retirement

Net revenues for these businesses totaled $116.1 million in 2005, compared with $153.0 million in 2004. Operating losses totaled $33.4 million, compared to $11.7 million in 2004. The AMVESCAP Retirement business was sold in July 2005, and accordingly only six and a half months of the results of operations of this business are included in the 2005 financial statements. AUM were $16.1 billion at December 31, 2005. Net inflows for the group amounted to $0.4 billion for 2005.

Corporate

Corporate expenses include staff costs related to corporate employees, as well as continued expenditures in company-wide initiatives. The increase in costs over 2004 was the result of several factors, including one-time recruitment costs, increased share-related compensation, termination costs and costs associated with increased focus on risk management.

Other Income and Expense Items

As a result of the sale of the AMVESCAP Retirement business, a gain of $32.6 million was recorded in 2005. Loss on sale of assets, investments and foreign exchange includes a charge of $7.2 million related to the outsourcing of the defined contribution platform in the U.K. and an $11.3 million charge related to a capital infusion into our Taiwan bond funds. In addition, we incurred a non-cash loss of $6.8 million related to the foreign exchange revaluation of our senior notes into sterling. This loss was recorded pursuant to our adoption of International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” before the redenomination of our share capital and the change in our presentation currency from sterling to U.S. dollars.

Interest expense increased $4.0 million over 2004, the result of interest costs associated with the U.S. regulatory settlement payments made in 2005.

Business Realignment

Historically, AMVESCAP has operated as a collection of separate business units. Through the review of our operations, we determined that this operating model may in future impede us from fully realizing the benefits of our global strengths. We are working to align ourselves internally in ways that will allow us to take full advantage of our global platform. One result of this realignment is that we will no longer manage our business under the divisional structure. Since the review of our operations commenced late in 2005 and we only recently moved to our new alignment in 2006, we have presented our discussion of our operational and financial overview along the historical business unit format, as this is consistent with our business segmentation discussed in Note 5 to the Consolidated Financial Statements. In future disclosures, we expect to present the business under one operating segment, asset management, and will no longer segregate it under the historical business division format that is presented in this report.

B. Liquidity and Capital Resources

The ability to generate cash from operations in excess of capital expenditure and dividend requirements is one of our company’s fundamental financial strengths. Operations continue to be financed from share capital, retained profits and borrowings. Our principal uses of cash flow, other than for operating expenses, include dividend payments, capital expenditures, acquisitions, purchase of shares in the open market and investments in certain new investment products.

Cash flows for the years ended December 31, 2005 and 2004, are summarized as follows:

$ millions	2005	2004
Cash flow from:
Operating activities	469.1	205.4
Investing activities	30.9	(107.0)
Financing activities	(286.9)	(126.7)

Increase/(decrease) in cash and cash equivalents	213.1	(28.3)
Cash and cash equivalents, beginning of year	546.9	563.3
Foreign exchange	(5.3)	11.9

Cash and cash equivalents, end of year*	754.7	546.9

*	Included in cash and cash equivalents are $266.1 million (2004: $290.3 million) of client cash and cash held to meet certain net capital requirements.

Operating Cash Flows

Operating cash flows are the result of receipts of investment management and other fees generated from AUM. The company participates in funding arrangements for the payment of certain mutual fund share sales commissions. Certain future revenue streams from asset-based and deferred redemption fees are sold by an external fund distribution entity to a bank at a purchase price equal to a percentage of the price at which each share of the fund is sold. Operating cash flows provide sources of funds to meet day-to-day operating expenses and future material commitments.

Investing Cash Flows

In our institutional business, we invest regularly as the general partner in collateralized debt obligation structures. During 2005, we invested $13.5 million (2004: $22.4 million) in new long-term capital investments and have committed $90.3 million (2004: $85.3 million) to fund our obligations under these programs at the end of December 2005. We received $7.7 million (2004: $0.3 million) in return of capital from such investments, including $4.4 million of capital returned related to the closure of two funds during the year.

During the fiscal years ended December 31, 2005 and 2004, our capital expenditures were $38.2 million and $51.6 million, respectively. These expenditures related in each year principally to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs related to leasehold improvements made to the various buildings and workspaces used in our offices.

Business acquisitions/disposals amounted to net inflows of $53.6 million in 2005 (2004: net outflows of $53.9 million). See Note 3 to the Consolidated Financial Statements for additional information related to this activity.

Financing Cash Flows

Dividends

Dividend payments in 2005 of $134.1 million related to the interim dividend for 2005 and the final dividend from 2004 (2004: $135.7 million). See Note 9 to the Consolidated Financial Statements for additional information regarding the dividend payments.

Our Board of Directors recommended, and our shareholders approved on April 27, 2006, a final dividend of 5.5p per share, approximately $0.10 per share at an exchange rate of $1.74 per £1.00 (2004: 5.0p per share), resulting in a total dividend of 9.5p in 2005 (2004: 7.5p). The final dividend from 2005 was paid on May 4, 2006. Future dividends will be declared in U.S. dollars.

The Board has a policy of managing dividends in a prudent fashion, with due consideration given to profit levels, covenant constraints and overall debt levels. Under the U.K. Companies Act, our ability to declare dividends is restricted to the amount of our distributable profits and reserves, which is the current and retained earnings of the Parent, on an unconsolidated basis. At December 31, 2005, distributable profits and reserves amounted to $568.0 million.

Debt

Our total indebtedness at December 31, 2005 was $1.2 billion. The debt proceeds have been used by the company to form part of the consideration paid for certain acquisitions and also for the integration of the acquired businesses over time. In December 2004, we completed a tender offer for $320.5 million of our original $400 million 6.6% senior notes. In May 2005, we repaid the $79.5 million remaining on these notes. In December 2004, we issued and sold $500 million in new senior notes: $300 million of five-year notes with a coupon of 4.5% due in 2009 and $200 million of 10-year notes with a coupon of 5.375% due in 2014. We also have outstanding $10 million of our 6.875% notes due December 15, 2006, $300 million of our 5.9% notes due 2007 and $350 million of our 5.375% notes due 2013. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital and other financial commitments.

On March 31, 2005, we entered into a new five-year $900 million credit facility with a group of lenders, which matures during 2010. The company draws and repays its credit facility balances and utilizes the credit facility for working capital and other cash needs. The financial covenants under our new credit agreement include a leverage ratio of not greater than 3.25:1.00 (debt/EBITDA) and an interest coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four preceding consecutive fiscal quarters). The breach of any covenant would result in a default under the credit facility, which could lead to lenders (1) refusing to make further extensions of credit, and (2) requiring all balances under the credit facility, together with accrued interest and other fees, to be immediately due and payable. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt, transfer assets, merge, make loans and other investments and create liens. The coverage ratios, as defined in our credit facility, were as follows during 2005 and 2004:

2005	Q1	Q2	Q3	Q4
Debt/EBITDA	1.95	1.80	1.73	1.82
Coverage Ratio	8.00	7.58	7.53	8.13

2004	Q1	Q2	Q3	Q4
Debt/EBITDA	1.86	1.79	1.76	2.04
Coverage Ratio	8.91	9.66	9.51	8.42

Net debt (total debt less cash and cash equivalents balances, excluding client cash) at December 31, 2005, amounted to $733.7 million, compared with $1,125.2 million at December 31, 2004. Earnings before interest, taxes, depreciation, amortization, the Adjustments and certain non-cash and other items (EBITDA), as defined in our credit facility, were $666.8 million, compared with $649.4 million in the prior year. Changes in our net debt position in 2005 are shown below.

$ millions	2005	2004	Increase/(decrease)
Senior notes	1,152.2	1,230.6	(78.4)
Credit facility	70.0	151.0	(81.0)

Total Debt	1,222.2	1,381.6	(159.4)

Cash and cash equivalents, excluding client cash	(488.5)	(256.4)	(232.1)

Net Debt	733.7	1,125.2	(391.5)

We have received credit ratings of A3, BBB+, and BBB+ from Moody’s, Standard & Poor’s, and Fitch credit rating agencies, respectively. Although Standard & Poor’s has a “negative” outlook for the rating, the other two agencies have a “stable” outlook. Material deterioration of key factors, as determined by each agency, could result in downgrades to our credit ratings, thereby limiting our ability to generate additional financing or receive mandates. Because credit facility borrowing rates are not tied to credit ratings, and interest rates on outstanding senior notes are fixed, there is no direct correlation between changes in ratings and interest expense of the company. However, management believes that investment grade ratings are an important factor in winning and maintaining institutional business and strives to manage the company to maintain such ratings.

Financial Commitments

Financial commitments are as follows (payments due by period):

$ millions	Total	Within 1 year	1–3 years	3–5 years	More than 5 years
Total debt	1,222.2	10.0	299.4	367.9	544.9
Finance leases	0.1	0.1	—	—	—
Operating leases (1)	500.8	57.7	109.8	86.1	247.2
Defined benefit obligation	128.6	23.5	2.5	2.1	100.5
Acquisition provisions (2)	49.2	17.4	31.8	—	—

Total	1,900.9	108.7	443.5	456.1	892.6

(1)	Operating leases reflect obligations for leased building space and sponsorship and naming rights agreements.
(2)	Acquisition provisions reflect retention payments and earn-out arrangements associated with business acquisitions. Earn-out payments are based upon asset-retention levels at the payment dates and conclude in March 2007. Any payments not made are reversed against the related goodwill balances.

Note: The financial commitments table above does not include amounts related to the acquisition of PowerShares, which was announced in January 2006 and is expected to close in the third quarter of 2006.

AMVESCAP maintains approximately $31.1 million in letters of credit from a variety of banks. The letters of credit are generally one-year automatically-renewable facilities and are maintained for various reasons. Approximately $30.3 million of the letters of credit support office lease obligations. Although we generally do not guarantee the obligations of our subsidiaries, we have provided regulators in the U.S. with such a guarantee for the banking entities within our business.

The company has not changed its financial instruments policies in the current year and does not hedge its operational foreign exchange exposures, except to the extent that the net assets of overseas subsidiaries were hedged by foreign currency borrowings (prior to the change in presentation currency from sterling to U.S. dollars on December 8, 2005). As a result, the company’s financial statements may be impacted by movements in sterling, Canadian dollar and Euro exchange rates compared to the U.S. dollar. The company does not actively manage its currency exposures except as described in Note 27 to the Consolidated Financial Statements, which provides quantitative information about financial instruments.

Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities. Under EU regulatory capital requirements, investment firm groups are generally subject to consolidated supervision, which requires both individual regulated companies and the group of companies to meet regulatory capital requirements. After consultation with the FSA, it has been determined that, for purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current EU Directives. A sub-group of our European subsidiary companies is subject to these regulations, however, and we have provided commitments to the FSA that we will meet these requirements. Complying with those commitments may result in an increase in the capital requirements applicable to the European sub-group. Although we do not expect that recent changes in EU Directives will materially alter that position, the outcome will depend ultimately on how the new requirements are implemented into U.K. law, and we cannot guarantee that we will not face a regulatory capital shortfall, be required to limit distributions from certain subsidiaries or need to modify our operating group composition and structure in order to comply. See “Item 5. Operating and Financial Review and Prospects – Risk Factors,” included elsewhere herein.

The existing capital structure of the company, together with the cash flow from operations and borrowings under the credit facility, should provide the company with sufficient resources to meet present and future cash needs. We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

E. Off-Balance Sheet Arrangements

Not applicable.

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

Declines in the market value of the assets in the funds and accounts managed. These could be caused by price declines in the securities markets generally or by price declines in the market segments in which those assets are concentrated. Approximately 46% of our total assets under management were invested in equity securities and approximately 54% were invested in fixed income and other securities at December 31, 2005. The effect of market price declines will be compounded if the funds and accounts managed underperform the applicable market or segment.

Redemptions and other withdrawals from, or shifting among, the funds and accounts managed. These could be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities) reducing their investments in funds and accounts in general or in the market segments on which AMVESCAP focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by AMVESCAP; and portfolio risk characteristics, which could cause investors to move assets to other investment managers. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreases in our revenues. Failure of our funds and accounts to perform well could, therefore, have a material adverse effect on us. During 2005, we experienced net outflows of approximately $16.2 billion. Furthermore, the fees we earn vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if clients shift their investments to these lower fee accounts.

Our business is dependent on investment advisory agreements that are subject to termination or non-renewal, and our fund and other investors may withdraw their assets at any time.

Substantially all of our revenues are derived from investment advisory agreements with mutual funds and other separate and private accounts. Investment management contracts are generally terminable upon thirty or fewer days’ notice. With respect to agreements with U.S. mutual funds, these investment advisory agreements may be terminated by either party with notice, or terminated in the event of an “assignment” (as defined in the Investment Company Act of 1940, as amended), and must be approved and renewed annually by the disinterested members of each fund’s board of directors or trustees, or its shareowners, as required by law. In addition, the board of trustees or directors of certain funds accounts of AMVESCAP or our subsidiaries generally may terminate these investment advisory agreements upon written notice for any reason. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts, redeem their shares in our funds, or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Any termination of or failure to renew a significant number of these agreements, or any other loss of a significant number of our clients or assets under management, would adversely affect our revenues and profitability.

We may experience difficulties, delays or unexpected costs in achieving the anticipated benefits of our multi-year strategic initiative to move to an integrated global operating platform.

We have embarked upon a multi-year program designed to strategically realign our resources as an integrated global investment manager. This initiative, which is a key component of our global business strategy, will include increasing efficiency through a disciplined approach to employee staffing and compensation, discretionary spending and facilities management, transitioning to a functionalized enterprise support model (whereby our finance, human resources and legal and compliance functions are managed on a global departmental basis), and moving to a low cost operational processing and information technology structure. We are also taking steps to realign our management structures in order to focus on the core elements of our global business. We have announced that we expect these measures to result in operating expense reductions for 2006 of approximately $120 million. We cannot assure you, however, that we will achieve this level of cost savings, in which case our efforts would not affect our profitability as positively as we expect. In addition, we may encounter difficulties, delays or unexpected costs in connection with these initiatives, which could result in our not realizing all or any of the anticipated benefits or in our incurring additional unbudgeted costs or experiencing lost opportunities. Further, we cannot predict whether we will realize expected benefits and improved operating performance as a result of any strategic realignment or streamlining of operations. We also cannot predict whether any such measures will adversely affect our ability to retain key employees, which in turn could adversely affect our operating results. In addition, we are subject to the risk of business disruption in connection with our initiatives, which could have a material adverse effect on our business, financial condition and operating results.

We operate in an industry that is highly regulated in the U.S. and numerous foreign countries, and any adverse changes in the regulations governing our business could decrease our revenues and profitability.

As with all investment management companies, our activities are heavily regulated in almost all countries in which we conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, the imposition of fines and censures on our employees or us and the imposition of additional capital requirements. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us.

For example, changes have been made and others are proposed in EU regulatory capital requirements for regulated investment firms and banking groups. After consultation with the FSA, it has been determined that, for purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current EU Directives. A sub-group of our European subsidiary companies is subject to these regulations, however, and we have provided commitments to the FSA that we will meet these requirements. Complying with those commitments may result in an increase in the capital requirements applicable to the European sub-group. Although we do not expect that recent changes in EU Directives will materially alter that position, the outcome will depend ultimately on how the new requirements are implemented into U.K. law, and we cannot guarantee that we will not face a regulatory capital shortfall, be required to limit distributions from certain subsidiaries or need to modify our operating group composition and structure in order to comply.

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

AMVESCAP and certain related entities are subject to various legal proceedings arising from normal business operations and/or matters that have been the subject of previous regulatory actions. We have been named in civil lawsuits relating to a variety of issues, including but not limited to the previously-settled market timing investigations. AMVESCAP cannot predict the outcome of any of these actions with certainty but is vigorously defending them. Although there can be no assurances, at this time management believes, based on information currently available, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the consolidated financial condition of the company. Nonetheless, the lawsuits and investigations described in “Note 26 to the Consolidated Financial Statements may adversely affect investor and/or client confidence, which could result in a decline in our assets under management. Any such decline in assets under management would have an adverse effect on future financial results and our ability to grow the business.

Additional lawsuits or regulatory enforcement actions may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which we operate. Any such future lawsuits or regulatory enforcement actions could result in a decline in assets under management, increase costs and negatively affect our profitability and future financial results.

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

The investment management business is highly competitive, and we compete based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries. We have already implemented certain fee reductions as part of the U.S. regulatory settlement and (for the period from and after July 1, 2005) additional voluntary reductions (principally in 12b-1 fees). We cannot assure you that we will not implement additional fee reductions in the future.

We compete in every market in which we operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of our competitors. These strengthened competitors seek to expand their market share in many of the products and services we offer. If these competitors are successful, our profitability would be adversely affected. In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, has also resulted in increased competition.

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

We have a significant amount of indebtedness. As of December 31, 2005, we had outstanding total debt of $1,222.2 million, net debt of $733.7 million and shareholders’ funds of $3.6 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Any or all of the above factors could materially adversely affect our financial position.

Our credit facility imposes restrictions on our ability to conduct business and, if amounts borrowed under it were to be accelerated, we might not have sufficient assets to repay such amounts in full.

On March 31, 2005, we entered into a new five-year revolving credit facility that refinanced and replaced our existing one-year and five-year credit facilities. Our new credit facility requires us to maintain specified financial ratios, including maximum debt-to-earnings and minimum interest coverage ratios. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt and restrict our ability to transfer assets, merge, make loans and other investments and create liens. The breach of any covenant would result in a default under the credit facility. In the event of any such default, lenders that are party to the credit facility could refuse to make further extensions of credit to us and require all amounts borrowed under the credit facility, together with accrued interest and other fees, to be immediately due and payable. If any indebtedness under the credit facility were to be accelerated, we might not have sufficient assets to repay such indebtedness in full.

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

Our business is vulnerable to failures in support systems and customer service functions that could lead to loss of customers, breaches and errors, or claims against us or our subsidiaries.

The ability to consistently and reliably obtain securities pricing information, process client portfolio and fund shareowner transactions and provide reports and other customer service to the shareowners of funds and investors in other accounts managed by us is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing such transactions or such reports, other breaches and errors, and any inadequacies in other customer service, could result in reimbursement obligations or other liabilities, or alienate customers and potentially give rise to claims against us. Our customer service capability, as well as our ability to obtain prompt and accurate securities pricing information and to process transactions and reports, is highly dependent on communications and information systems and on third-party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in operations. Other similar problems could occur from time to time due to human error.

Since many of our subsidiary operations are located outside of the United States and have functional currencies other than the U.S. dollar, changes in the exchange rates to the U.S. dollar may affect our reported financial results from one period to the next.

The majority of our net assets, revenues and expenses, as well as our assets under management, are presently derived from the United States, where the functional currency is the U.S. dollar. However, we have a large number of subsidiaries outside of the United States whose functional currencies are not the U.S. dollar. As a result, fluctuations in the exchange rates to the U.S. dollar may affect our reported financial results from one period to the next. We do not manage actively our exposure to such effects. Consequently, changes in exchange rates to the U.S. dollar could have a material negative impact on our reported financial results.

Holders of our American Depositary Shares are exposed to currency fluctuations that will affect the market price of their shares.

Currency fluctuations will affect the U.S. dollar equivalent of the U.K. pounds sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange.

Holders of our Ordinary Shares are exposed to currency fluctuations that will affect the amount of cash dividends they will receive.

Cash dividends on Ordinary Shares have historically been declared in pounds sterling, but we have announced that future dividends will be declared in U.S. dollars. Therefore, although interim dividends are declared upon Board approval and recorded when paid, holders of our Ordinary Shares who have elected to continue to receive final dividend payments in sterling will be exposed to currency fluctuations from the date of declaration of the dividend (with respect to a particular year) to the date when U.S. dollars are converted to pounds sterling for distribution to such holders.

The carrying value of goodwill and certain investment balances on our balance sheet could become impaired, which would adversely affect our results of operations.

We have goodwill and investment balances on our balance sheet that are subject to an annual impairment review. Intangible assets and goodwill totaled $4.3 billion at December 31, 2005. We may not realize the value of such investment balances and goodwill. We perform impairment reviews of the book values of goodwill and investments on a regular basis. A variety of factors could cause such book values to become impaired. Should valuations be deemed to be impaired, a write-down of the related asset would occur, adversely affecting our results of operations for the period.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Prior to April 2006, the Executive Management Committee (“EMC”) functioned as our chief executive officer’s principal management committee. From and after April 2006, the chief executive officer’s principal management committee consists of those persons named below who are identified as Senior Managing Directors. The EMC (which continues to function as an additional management forum) includes, in addition to those persons who are Senior Managing Directors, Ms. Kelley and Messrs. Graham, de Franssu, Lo and Ridley.

The following table identifies our current directors and members of senior management.*

Name	Age	Position
Rex D. Adams[a,b,c]	66	Chairman and Non-Executive Director
Sir John Banham[a,b,c]	65	Non-Executive Director
Joseph R. Canion[a,b,c]	61	Non-Executive Director
Kevin M. Carome	50	Senior Managing Director and General Counsel
Martin L. Flanagan[b]	45	President and Chief Executive Officer; Director
Jean-Baptiste de Franssu	42	Chief Executive Officer of INVESCO Continental Europe
Robert H. Graham	59	Vice Chairman, Board of Directors
Karen D. Kelley	46	Director of Cash Management of AIM Division
Denis Kessler[a,b,c]	54	Non-Executive Director
Edward Lawrence[a,b,c]	64	Non-Executive Director
Andrew Tak Shing Lo	44	Chief Executive Officer of INVESCO Asia Pacific
John “Jack” S. Markwalter, Jr.	46	Senior Managing Director and Chief Executive Officer of Private Wealth Division
Colin D. Meadows	35	Senior Managing Director and Chief Administrative Officer
J. Thomas Presby[a,b]	66	Non-Executive Director
David A. Ridley	53	Chief Executive Officer of INVESCO Real Estate
James I. Robertson	48	Senior Managing Director and Executive Vice President; Director
John D. Rogers	44	Senior Managing Director and Executive Vice President; Chief Executive Officer of INVESCO Division; Director
Loren M. Starr	44	Senior Managing Director and Chief Financial Officer
Philip A. Taylor	51	Senior Managing Director and Chief Executive Officer of AIM Investments and AIM Trimark
Mark H. Williamson	55	Senior Managing Director and Executive Vice President
Robert J. Yerbury	59	Senior Managing Director; Chief Executive Officer and Chief Investment Officer of INVESCO Perpetual

*	None of our directors or members of senior management has any family relationship with any other director or member of senior management.
[a]	Member of the Audit Committee
[b]	Member of the Nomination and Corporate Governance Committee
[c]	Member of the Remuneration Committee

Rex D. Adams (66) Chairman and Non-Executive Director (U.S.A.)

Rex Adams became chairman of the company on April 27, 2006. He has served as a non-executive director of our company since November 2001 and for the time being also remains chairman of the Remuneration Committee. Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001 following a 30-year career with Mobil Corporation. He joined Mobil International in London in 1965 and served as vice president of administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes Scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Board of Directors of Alleghany Corporation and formerly served as chairman of the Public Broadcasting Service (PBS) and a trustee of Duke University.

Sir John Banham (65) Non-Executive Director (U.K.)

Sir John Banham has served as a non-executive director of our company since 1999 and is chairman of the Nomination and Corporate Governance Committee. Sir John was director general of the Confederation of British Industry from 1987 to 1992, a director of National Power and National Westminster Bank from 1992 to 1998, chairman of Tarmac PLC from 1994 to 2000, chairman of Kingfisher PLC from 1995 to 2001, chairman of Whitbread PLC from 2000 to 2005 and chairman of Geest plc from 2002 to 2005. He is currently the chairman of Johnson Matthey plc and Spacelabs Healthcare Inc. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

Joseph R. Canion (61) Non-Executive Director (U.S.A.)

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of AIM Investments from 1991 to 1997, when AIM merged with INVESCO. Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation in 1982 and serving as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and continues to serve as its chairman. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is chairman of Questia Media, Inc. and of Insource Technology Corp., and is on the board of directors of BlueArc Corporation and the Houston Technology Center.

Kevin M. Carome (50) Senior Managing Director and General Counsel (U.S.A.)

Kevin Carome has served as general counsel of our company since January 2006. Previously, he was senior vice president and general counsel of A I M Management Group Inc. from 2003 to 2005. Prior to joining AIM, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) in Boston where he was senior vice president and general counsel from August 2000 through December 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career as an associate at Ropes & Gray in Boston. He received a B.S. in political science and a J.D. from Boston College.

Martin L. Flanagan (45) President and Chief Executive Officer; Director (U.S.A.)

Martin Flanagan has served as president and chief executive officer, and a member of the Board of Directors of our company since August 2005. He came to our company from Franklin Resources, Inc. where he was president and co-chief executive officer from January 2004 to July 2005, Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. He began his investment management career at Templeton in 1983. Mr. Flanagan received a B.A. and BBA from Southern Methodist University (SMU). He is a chartered financial analyst and certified public accountant. He serves as current chairman of the Investment Company Institute and a member of the Executive Board at the SMU Cox School of Business.

Jean-Baptiste de Franssu (42) Chief Executive Officer of INVESCO Continental Europe (France)

Jean-Baptiste de Franssu has served as chief executive officer of INVESCO Continental Europe since 1999. He joined our company as managing director of INVESCO France in 1990 after four years as director of Groupe Caisse des Depôts et Consignations in France. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a B.A. from Middlesex University in the U.K. and post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Robert H. Graham (59) Vice Chairman (U.S.A.)

Robert Graham has served as vice chairman of the Board of Directors of our company since February 2001, a director of our company since 1997, chief executive officer of the Managed Products Division from 1997 to 2001. Mr. Graham co-founded AIM Investments in 1976. Mr. Graham received a B.S., an M.S. and an MBA from the University of Texas at Austin and has been in the investment business since 1972. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute and currently serves as chairman of ICI Mutual Insurance Company.

Karen D. Kelley (46) Director of Cash Management of AIM Investments (U.S.A.)

Karen Dunn Kelley has served as director of cash management of AIM Investments since 2001. Ms. Kelley held positions at Drexel Burnham Lambert and Federated Investors Inc. before joining AIM as a money market portfolio manager in 1989 and becoming chief money market officer in 1992. She received a B.S. magna cum laude from Villanova University’s College of Commerce and Finance.

Denis Kessler (54) Non-Executive Director (France)

Denis Kessler has served as a non-executive director of our company since March 2002. A noted economist, Mr. Kessler is chairman and chief executive officer of SCOR. He is chairman of the Boards of Directors of SCOR U.S. Corporation, SCOR LIFE U.S. Re Insurance Company and SCOR Reinsurance Company, and serves as a member of the Boards of Directors of Dexia SA, BNP Paribas SA, Bollore Investissement SA, Dassault Aviation and Cogedim SAS. Mr. Kessler received a diplôme from the Paris Business School (HEC) and Doctorat d’État in economics from the University of Paris.

Edward P. Lawrence (64) Non-Executive Director (U.S.A.)

Edward Lawrence has served as a non-executive director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm’s trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the Board of the Attorneys’ Liability Assurance Society, Ltd., is chairman of the Board of the Massachusetts General Hospital and is a trustee of Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

Andrew T.S. Lo (44) Chief Executive Officer of INVESCO Asia Pacific (China)

Andrew Lo has served as chief executive officer of INVESCO Asia Pacific since February 2001. He joined our company as managing director for INVESCO Asia in 1994. Mr. Lo began his career as credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was chairman of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He received a B.S. and an MBA from Babson College in the U.S.

John “Jack” S. Markwalter Jr. (46) Senior Managing Director and Chief Executive Officer of Private Wealth Management Division (U.S.A.)

Jack Markwalter has served as chief executive officer and president of Atlantic Trust, the private wealth management division of AMVESCAP, since January 2005. He joined Atlantic Trust as head of business development in 2002 and has 20 years of experience in private wealth management, having previously worked at Morgan Stanley since 1986. Mr. Markwalter received a B.S. with highest honors from Georgia Institute of Technology and an MBA from Harvard Business School. Among numerous areas of community involvement, Mr. Markwalter serves on the Board of Trustees for the Georgia Tech Foundation, the Board of Trustees for Pace Academy and the Board of Directors for St. Joseph’s Hospital Mercy Foundation.

Colin D. Meadows (35) Senior Managing Director and Chief Administrative Officer (U.S.A.)

Colin Meadows joined our company as chief administrative officer in May 2006, with responsibility for business strategy, human resources, communications, facilities and internal audit. Mr. Meadows came to AMVESCAP from GE Consumer Finance where he was senior vice president of business development and mergers & acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996-2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows received a B.A. cum laude in economics and English literature from Andrews University and a J.D. from Harvard Law School.

J. Thomas Presby (66) Non-Executive Director (U.S.A.)

Thomas Presby has served as a non-executive director of our company since November 2005 and is chairman of our Audit Committee. Prior to his retirement in 2002, Mr. Presby was deputy chairman and chief operating officer with Deloitte Touche Tohmatsu. He is presently a director of Tiffany & Co., TurboChef Technologies, Inc., World Fuel Services, American Eagle Outfitters, FIRE Solutions, Inc. and The German Marshall Fund of the USA. He received a B.S. in electrical engineering from Rutgers and an M.S. in industrial administration from Carnegie Mellon University Graduate School of Business. Mr. Presby is a certified public accountant.

David A. Ridley (53) Chief Executive Officer of INVESCO Real Estate (U.S.A.)

David Ridley has served as chief executive officer of INVESCO Real Estate since its inception in 1983. He has extensive experience in the real estate asset class, having worked for over 30 years in the discipline. Mr. Ridley received a BBA in finance from the University of Texas at Austin. He holds key memberships within the real estate industry, including the Urban Land Institute, Pension Real Estate Association and National Association of Real Estate Investment Managers.

James I. Robertson (48) Senior Managing Director and Executive Vice President; Director (U.K.)

James Robertson has served as a member of the Board of Directors of our company since April 2004. He was chief financial officer from April 2004 to October 2005. Mr. Robertson joined our company as director of finance and corporate development for INVESCO’s Global division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became managing director of global strategic planning in 1996 and served as chief executive officer of AMVESCAP Group Services, Inc. from 2001 to 2005. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers (44) Senior Managing Director and Executive Vice President; Director; and Chief Executive Officer of INVESCO Division (U.S.A.)

John Rogers has served as a member of the Board of Directors of our company since March 2005 and as chief executive officer of the INVESCO Division since January 2003. He joined the company as chief investment officer and president of INVESCO’s Tokyo office in 1994 and became chief executive officer and co-chief investment officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a B.A. cum laude from Yale University and an M.A. from Stanford University. He is a chartered financial analyst.

Loren M. Starr (44) Senior Managing Director and Chief Financial Officer (U.S.A.)

Loren Starr has served as senior vice president and chief financial officer of our company since October 2005. Previously, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He received a B.A. in chemistry and B.S. in industrial engineering, summa cum laude, from Columbia University, as well as an MBA, also from Columbia, and M.S. in operations research from Carnegie Mellon University. Mr. Starr is a certified treasury professional and serves as vice chairman of the Association for Financial Professionals.

Philip A. Taylor (51) Senior Managing Director and Chief Executive Officer of AIM Investments and AIM Trimark (Canada)

Philip Taylor has served as chief executive officer of AIM Trimark since January 2002 and became chief executive officer of AIM Investments in April 2006. He joined AIM Trimark in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. Mr. Taylor was president of Canadian retail broker Investors Group Securities from 1994 to 1997 and managing partner of Meridian Securities, an execution and clearing broker, from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor began his career in consumer brand management in the U.S. and Canada with Richardson-Vicks, now part of Procter & Gamble. Mr. Taylor received an Honors B. Comm. degree from Carleton University and an MBA from the Schulich School of Business at York University.

Mark H. Williamson (55) Senior Managing Director and Executive Vice President (U.S.A.)

Mark Williamson served as chief executive officer of the AIM Division from January 2003 to April 2006. He was chief executive officer of the Managed Products Division from February 2001 to December 2002 and chairman and chief executive officer of INVESCO Funds Group Inc. from 1998 to 2002. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named managing director in 1988. He became chairman and chief executive officer of NationsBank’s mutual funds and brokerage subsidiaries in 1997. Mr. Williamson graduated from the University of Florida and is a former member of the Board of Directors of ICI Mutual Insurance Company and the Investment Company Institute. Mr. Williamson has announced that he will be retiring from AMVESCAP at year-end.

Robert J. Yerbury (60) Senior Managing Director; Chief Executive Officer & Chief Investment Officer of INVESCO Perpetual (U.K.)

Bob Yerbury has served INVESCO Perpetual as chief executive officer since September 2004 and as chief investment officer since October 1997. He began his investment career in 1969, initially as an analyst and later fund manager for Equity & Law Life Assurance Society, and joined our company in 1983. Mr. Yerbury has over 36 years of investment experience, holds an M.A. in mathematics from Cambridge University and is a Fellow of the Institute of Actuaries.

B. Compensation

The table below sets forth compensation information for 2005 for our directors and members of our administrative, supervisory and management bodies. This table includes compensation for members of the EMC, since the EMC functioned during this period as our chief executive officer’s principal management committee. (See “— Directors and Senior Management” above for information regarding the current function of the EMC.)

	Salary		Variable Compensation (a)				Benefits (c)		Total
$’000	2005	2004	2005		2004		2005	2004	2005	2004
Charles W. Brady(p)	566	566	9,000		1,175		62	58	9,628	1,799

Chief Executive Officer:
Martin L. Flanagan (e)	329	—	13,750	(m)	—		121	—	14,200	—

Executive Directors:
The Hon. Michael D. Benson (h)	162	654	2,212	(n)	644		67	67	2,441	1,365
Robert H. Graham	500	500	—		112		47	44	547	656
Hubert L. Harris, Jr. (i)	—	441	—		538		—	48	—	1,027
Robert F. Mccullough (k)	—	137	—		142		—	16	—	295
James I. Robertson (l)	400	267	1,600		735		41	26	2,041	1,028
John D. Rogers (f)	417	—	1,333		—		33	—	1,783	—

	2,374	2,565	27,895		3,346		371	259	30,640	6,170

Members of the EMC not on the Board, as a group (12 persons) (2004: 12 persons)	4,473	3,995	15,463	(o)	8,868	(o)	512	385	20,448	13,248

Non-Executive Directors:
Rex D. Adams	193	100	—		—		—	—	193	100
Sir John Banham (d)	186	119	—		—		—	—	186	119
Diane P. Baker(q)	—	25	—		—		—	—	—	25
Joseph R. Canion	160	100	—		—		—	—	160	100
Dr. Thomas R. Fischer (d)(r)	128	119	—		—		—	—	128	119
Denis Kessler (d)	178	119	—		—		—	—	178	119
Edward P. Lawrence	185	25	—		—		—	—	185	25
Bevis Longstreth (b)(s)	193	100	—		—		—	—	193	100
J. Thomas Presby (g)	21	—	—		—		—	—	21	—
Stephen K. West (j)	25	100	—		—		—	—	25	100

	1,269	807	—		—		—	—	1,269	807

	8,116	7,367	43,358		12,214		883	644	52,357	20,225

(a)	In 2005, approximately 8% of the variable compensation was paid into the GSP and used to purchase shares of the company on the open market. See “AMVESCAP Global Stock Plan (GSP),” included elsewhere herein.
(b)	A portion of compensation was deferred pursuant to the AMVESCAP Deferred Fees Share Plan.
(c)	Includes contributions for executive directors to a defined contribution pension plan as follows: C.W. Brady (2005 and 2004: $21,000); M.L. Flanagan (2005: $21,000, 2004: $0);The Hon. M.D. Benson (2005 and 2004: $65,000); R.H. Graham (2005 and 2004: $29,000); H.L. Harris (2005: $0, 2004: $29,000); R.F. McCullough (2005: $0, 2004: $10,000); J.I. Robertson (2005: $29,000, 2004: $19,000); John Rogers (2005: $25,000, 2004: $0); other senior management as a group (2005: 12 persons, $339,000, 2004: 12 persons, $214,000). Our non-executive directors do not participate in any company-sponsored pension plan.
(d)	Includes $18,000 for service on the INVESCO European Advisory Board for 2005.
(e)	Appointed August 1, 2005.
(f)	Appointed March 8, 2005.
(g)	Appointed November 17, 2005.
(h)	Resigned March 31, 2005.

(i)	Served on Board until December 31, 2004.
(j)	Resigned April 28, 2005.
(k)	Resigned April 29, 2004.
(l)	Appointed April 29, 2004.
(m)	Variable compensation for Martin L. Flanagan includes a one-time “make whole” payment in respect of compensation and stock incentives foregone from his previous employment as a result of his accepting the chief executive officer position with AMVESCAP.
(n)	Payment made in respect of contractual obligations arising from termination of employment contract.
(o)	Sums include payments for termination of employment contracts amounting to $2.4 million (2004: $0.5 million).
(p)	Resigned chief executive officer position August 1, 2005; resigned from the Board of Directors April 27, 2006.
(q)	Resigned from the Board of Directors February 27, 2004.
(r)	Resigned from the Board of Directors April 27, 2006.
(s)	Resigned from the Board of Directors April 27, 2006.

See also “— E. Share Ownership” below for additional information concerning share-based compensation.

C. Board Practices

Non-executive Directors. Non-executive directors serve pursuant to letters of appointment which set out the terms and conditions of their appointment and their expected time commitment. Copies of the letters of appointment for non-executive directors are available for inspection at the Annual General Meeting and, upon request, during normal business hours. The form of non-executive directors’ letter of appointment is set forth in an exhibit to this Form 20-F. (See “Item 19. Exhibits” below.) Appointments are terminable by three months’ notice by either the company or the director.

The non-executive directors constitute a majority of the members of the Board. It is the Board’s policy that non-executive directors have no ongoing direct financial or contractual interests in the company other than their fees and shareholdings as disclosed in this report. Although the company permits non-executive directors to serve on the Board beyond their 70th birthday and after serving as directors for more than nine consecutive years, any director (whether executive or non-executive) over the age of 70 years or any non-executive director serving more than nine years is required to stand for re-election on an annual basis. It is the policy of the Board that directors should retire at the next Annual General Meeting following their having attained the age of 72 years.

The Board has determined that each non-executive director is “independent” of the company under the definitions of that term applicable under the United Kingdom’s Combined Code on Corporate Governance (the “Combined Code”), the Corporate Governance Rules of the NYSE and (solely with respect to each member of the Audit Committee and his membership therein) Exchange Act Rule 10A-3 (“Rule 10A-3”), respectively. The Board made this determination based upon its consideration of all facts and circumstances known to it, including the responses of each non-executive director to a questionnaire that set forth each element of the “independence” definitions prescribed by the NYSE and Rule 10A-3. The Board has also determined that, notwithstanding Mr. Presby’s simultaneous service on the audit committees of more than three public companies, his service on our Audit Committee is not impaired. In this connection, the Board considered the fact that board service constitutes substantially all of Mr. Presby’s current professional and business activities.

Executive Directors. Executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to one year. Executive directors’ compensation arrangements, including participation in the Executive Share Option Schemes and bonus arrangements, are determined by the Remuneration Committee, which consists solely of non-executive directors.

Chairman; Chief Executive Officer. The roles of chairman and chief executive officer were separated on August 1, 2005, upon the appointment of Mr. Martin L. Flanagan as chief executive officer. The separate Terms of Reference for each of the chairman and chief executive officer, which are published on the company Web site, came into effect at that date. At the conclusion of the Annual General Meeting on April 27, 2006, Mr. Brady retired from the Board and the position of chairman. The Board selected Mr. Adams to succeed Mr. Brady as chairman with effect from the same date. The Board also conferred upon Mr. Brady at that time the honorary title of “Chairman Emeritus.”

Audit Committee. The Audit Committee is chaired by J. Thomas Presby and consists of all of the non-executive directors of the company, each of whom has relevant financial experience. This committee is responsible for accounting and financial policies and controls being in place; ensuring that auditing processes are properly coordinated and work effectively; reviewing the scope and results of the audit and its cost effectiveness; and ensuring the independence and objectivity of the auditors, including the nature and amount of non-audit work supplied by the auditors. This committee has direct access to the auditors. The committee receives periodic reports from management and the auditors on the system of internal controls and significant financial reporting issues. The company’s general counsel, global compliance director and head of internal audit regularly report to the Audit Committee on significant matters affecting their areas of responsibility.

The Audit Committee pre-approves the audit and any non-audit services performed by the independent auditor to assure that the auditor’s independence is not impaired. The Audit Committee does not favor having its independent auditors perform material levels of non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence. The Audit Committee Terms of Reference are available on the company Web site.

Remuneration Committee. The Remuneration Committee continues for the time being to be chaired by Rex Adams and consists of all of the non-executive directors of the company. This committee determines specific remuneration packages for each executive director and certain members of senior management (which heretofore have included the members of the Executive Management Committee). The committee also addresses remuneration issues that affect the interests of shareholders, including share option plans and performance-linked remuneration arrangements.

Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee is chaired by Sir John Banham, the senior independent director, and consists of all of the independent directors of the company and the chief executive officer. The committee is responsible for leading the process for Board appointments and making recommendations to the Board in relation to the corporate governance of the Parent. Specifically, the committee is responsible for identifying individuals qualified to serve on the Board and recommending director nominees to the Board, taking into account the necessary skills and expertise which may be required by the company. Candidates for election to the Board are considered in light of their background and experience using the extensive personal knowledge of current directors or through the recommendations of various advisors to the company. It is also responsible for developing and recommending to the Board a set of corporate governance policies and principles in accordance with good practice and periodically re-evaluating such policies and reviewing their implementation. Further, the committee conducts an annual evaluation of the performance of the Board and of its own performance.

D. Employees

As of December 31, 2005, we employed 5,798 people, of whom approximately 73% were located in North America. See “Item 4. Information on the Company—Business Overview,” included elsewhere herein, for a breakdown of headcount by operating group as of December 31, 2005. As of December 31, 2004 and 2003, we employed 6,693 and 6,747 people, respectively. The decreases in headcount were due to reductions in force we made during those years. None of our employees is covered under collective bargaining agreements.

E. Share Ownership

Ownership of Ordinary Shares

The following table discloses, as of February 28, 2006 (unless otherwise indicated), holdings of Ordinary Shares by our directors and senior management:

	Ordinary Shares(1)	Percent of Outstanding Ordinary Shares(6)
Charles W. Brady(2)(a)	6,030,782	*
Rex D. Adams	38,669	*
Sir John Banham	14,071	*
Joseph R. Canion(3)	8,571	*
Kevin M. Carome(2)	129,316	*
Dr. Thomas R. Fischer(b)	—	*
Jean-Baptiste de Franssu(2)	805,338	*
Martin L. Flanagan(2)	5,506,850	*
Robert H. Graham(2,4)	26,098,225	3.18%
Karen D. Kelley(2)	1,630,648	*
Denis Kessler	8,771	*
Edward P. Lawrence	11,571	*
Andrew Tak Shing Lo(2)	441,296	*
Bevis Longstreth(3,5) (c)	77,011	*
John S. Markwalter(2)	238,307	*
J. Thomas Presby	774	*
David A. Ridley(2)	141,655	*
James I. Robertson(2)	1,427,041	*
John D. Rogers(2)	1,166,483	*
Loren M. Starr(2)	450,000	*
Philip A. Taylor (2)	316,082	*
Mark H. Williamson(2) (d)	461,058	*
Robert J. Yerbury	579,589	*

*	Less than 1%.
(1)	Ordinary Shares include (i) shares held as American Depositary Shares, and (ii) options and other rights to purchase Ordinary Shares held by such individuals that are exercisable within 60 days, as further described in note (6) to this table. For information regarding ownership of stock options, see “Options to Purchase Securities from AMVESCAP,” included elsewhere herein. The shares identified in this table do not have different voting rights from any other Ordinary Shares.
(2)	Excludes (a) interests of Messrs. Brady, Carome, de Franssu, Flanagan, Graham, Ms. Kelly, Lo, Markwalter, Ridley, Robertson, Rogers, Starr, Taylor and Williamson in the AMVESCAP Global Stock Plan as set forth in the section entitled “AMVESCAP Global Stock Plan,” included elsewhere herein, and in the AMVESCAP Executive Share Option Schemes as set forth in the section entitled “Options to Purchase Securities from AMVESCAP,” included elsewhere herein; and (b) interests of Messrs. Brady, Ridley, Robertson, Rogers and Williamson in Ordinary Shares held in the ESOP, as set forth in the section entitled “INVESCO Employee Stock Ownership Plan,” included elsewhere herein.
(3)	Excludes interests in 11,564 and 90,058 Ordinary Shares held by Messrs. Canion and Longstreth, respectively, pursuant to the AMVESCAP Deferred Fees Share Plan.
(4)	Includes 24,668,653 Ordinary Shares owned by a limited partnership of which Mr. Graham is the managing general partner.
(5)	Represents shares held by a limited partnership of which Mr. Longstreth is a general partner.
(6)	In computing percentage ownership (i) as required by General Instruction F to Form 20-F, each person is also considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares, and (ii) all shares described in (i) immediately above are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(a)	Resigned chief executive officer position August 1, 2005; resigned from the Board of Directors April 27, 2006.
(b)	Resigned from the Board of Directors April 27, 2006.
(c)	Resigned from the Board of Directors April 27, 2006.
(d)	Mr. Williamson has announced that he will be retiring at the end of 2006.

The table below is a summary, as of December 31, 2005, of share awards outstanding under the company’s non-retirement share-based payment programs. Details relating to each program, including directors’ interests therein, follow the table.

	Total	Fully Vested at 12/31/2005	Lapsed Q1 2006	2006	2007	2008	2009	2010	2011	2012
Share Option Awards:
Time Vested:
Exercise Price
25p – 200p	1,510,649	1,510,649	—	—	—	—	—	—	—	—
201p – 400p	5,413,420	5,140,748	—	272,672	—	—	—	—	—	—
401p – 500p	15,486,332	15,486,332	—	—	—	—	—	—	—	—
501p – 600p	5,254,030	5,254,030	—	—	—	—	—	—	—	—
601p – 800p	9,822,487	9,822,487	—	—	—	—	—	—	—	—
801p – 1000p	12,935,726	12,935,726	—	—	—	—	—	—	—	—
1001p – 1200p	12,139,392	12,139,392	—	—	—	—	—	—	—	—
1201p – 1700p	1,145,225	1,145,225	—	—	—	—	—	—	—	—

Subtotal Time Vested	63,707,261	63,434,589	—	272,672	—	—	—	—	—	—

Performance Vested:
Exercise price
201p – 400p	23,925,827	—	—	10,744,458	12,943,294	238,075	—	—	—	—
401p – 500p	41,126,133	—	31,601,109	3,321,056	206,000	5,997,968	—	—	—	—

Subtotal Performance Vested	65,051,960	—	31,601,109	14,065,514	13,149,294	6,236,043	—	—	—	—

Total Share Options	128,759,221	63,434,589	31,601,109	14,338,186	13,149,294	6,236,043	—	—	—	—

Sharesave Awards	3,554,194	195,109	—	1,322,682	1,101,965	819,948	114,490	—	—	—

Global Stock Plan Awards:
LTIP Awards
Time Vested Award Date
2002	15,250,000	1,000,000	—	1,000,000	5,083,333	4,083,334	4,083,333	—	—	—
2004	12,500,000	83,333	—	166,667	2,875,000	3,166,666	3,708,333	1,291,667	916,667	291,667
2005	150,000	—	—	—	—	50,000	50,000	50,000	—	—

Total LTIP Awards	27,900,000	1,083,333	—	1,166,667	7,958,333	7,300,000	7,841,666	1,341,667	916,667	291,667

Restricted Stock Awards
Time Vested Award Date
2005	4,974,930	—	—	675,000	675,000	2,949,930	675,000	—	—	—

Performance Vested Award Date
2005	5,017,816	—	—	—	—	5,017,816	—	—	—	—

Total Restricted Stock Awards	9,992,746	—	—	675,000	675,000	7,967,746	675,000	—	—	—

Note: Certain Global Stock Plan deferred share awards are not included in the table above, as these awards are cash awards that are satisfied with purchases of shares on the open market.

Share Options

The Remuneration Committee considers it necessary to retain a share option plan as part of the company’s executive compensation arrangements. Due to the new accounting expense treatment associated with share options, the committee determined that the 2005 stock incentive arrangements could be delivered more effectively to employees through the use of performance-based deferred or restricted stock grants under the GSP. In accordance with our philosophy of pay-for-performance and the treatment of compensation arrangements under new accounting rules, the company therefore currently intends to place less emphasis on share option awards in future years. During the year, no members of senior management received any share option awards, although some share options were awarded to employees in connection with promotions. No director exercised any share options during the year.

AMVESCAP maintains two option plans: the AMVESCAP 2000 Share Option Plan (the “2000 Share Option Plan”) and the AMVESCAP No. 3 Executive Share Option Scheme (the “No. 3 Executive Share Option Scheme”). AMVESCAP has not made any awards under the latter plan since April 2003. Awards of options under the No. 3 Executive Share Option Scheme were not subject to performance conditions. The No. 3 Executive Share Option Scheme operates under a trust arrangement with an independent trustee (the “share option trust”). The 2000 Share Option Plan was approved by shareholders in April 2000, and all options under this plan were subject to the satisfaction of performance conditions. Since November 2002, the exercise of share options awarded under this plan have been subject to the satisfaction of the performance conditions described further below. Options to acquire shares under the share option plans are granted at the closing market price preceding the date of grant, and such options generally become and remain exercisable between the third and tenth anniversaries of the date of the grant. Such options are awarded entirely on merit, assessing personal achievements and targets and the company’s performance during the year. We do not make individual option awards as a single large block. Awards are also made to individuals to take into account promotions within the company’s partnership structure.

Shares utilized by the No. 3 Executive Share Option Scheme for the share option plans are held in the share option trust, which acquires shares in the market utilizing loans provided by the company. The trustee also has the right to acquire shares by subscription from the company to the extent that insufficient shares are held in the trust to cover grants of options. A total of 44,562,587 shares were under option in these schemes at December 31, 2005, to 805 participants at exercise prices between 244p and 1680p per share. On February 28, 2006, the trustee held a total of 19,263,615 ordinary shares and held rights from the company to subscribe for a further 44.6 million ordinary shares. The No. 3 Executive Share Option Scheme has been in existence since 1987 and contains no performance conditions attaching to either the grant or exercise of options.

The AMVESCAP 2000 Share Option Plan, as approved by shareholders on April 26, 2000, permits the company to make up to 10.5% of its issued share capital available for grant of options over a seven-year period, subject to satisfying certain performance conditions. The committee has determined that the best criteria of performance are ones that measure growth in EPS. The performance targets for the plan for options granted after November 2002 provide that an option granted to an eligible employee may be exercised only if EPS since the date of the award have grown by a percentage in excess of a weighted-average of the U.K. Retail Price Index and the U.S. Consumer Price Index (the Composite Index) over the preceding three years as follows:

Percentage growth	Percent of options exercisable
Below 12%	0%
12%–13%	80%
13%–14%	85%
14%–15%	90%
Over 15%	100%

AMVESCAP considers that growth in earnings per share targets for performance conditions are the most appropriate and consistent measure of its success.

On December 30, 2005, the Parent made a grant of options under the 2000 Share Option Plan with respect to 6 million shares at an option exercise price of 442.75p per ordinary share to 169 employees, none of whom were members of senior management. These options will vest after three years if the above performance conditions are satisfied; otherwise, the options will lapse.

On November 21, 2002, the Parent made an option award under the 2000 Share Option Plan of approximately 40 million ordinary shares to 1,393 employees, which options were subject to the performance conditions described above. Following the publication of the company’s results for the 2005 year on February 7, 2006, the committee concluded that the performance conditions applicable to these options had not been met and the approximately 31 million options remaining have accordingly lapsed. These options have not been replaced.

The share options granted under the 2000 Share Option Plan December 2003 and December 2004 are only exercisable upon the satisfaction of the performance criteria described elsewhere in this report.

At December 31, 2005, the market price of an AMVESCAP ordinary share was 442p. The ordinary shares traded on the London Stock Exchange at a high of 446.75p and a low of 299.5p during 2005.

AMVESCAP Global Stock Plan (“GSP”)

The GSP is a remuneration plan for employees. There were approximately 450 participants in the GSP as of December 31, 2005. Historically, awards under the GSP consisted of deferred share awards (commonly referred to as GSP Awards) and deferred long-term awards (commonly referred to as LTIP Awards). GSP Awards constitute profit-linked variable compensation and are paid annually into a discretionary employee benefit trust, which purchases ordinary shares of the Company in the open market in order to fund awards of deferred or restricted stock to participants. Approximately one-half of the GSP Awards issued in 2005 awards will vest on the expiration of three years from December 31, 2005. Vesting of the balance of such awards is subject to the attainment of cumulative EPS growth targets reflecting a compound annual growth rate of between 10% and 15% per annum during a three-year period. (These targets are identical to the performance targets described below in respect of the performance-vested restricted stock award to Mr. Flanagan.) Notwithstanding the above, all of the GSP Awards issued during 2005 to members of the Executive Management Committee are subject to the company attaining the described EPS growth rates.

The trust held 29,436,666 ordinary shares on December 31, 2005, and 30,376,338 ordinary shares on February 28, 2006, including 21,168,590 ordinary shares at December 31, 2005, and 22,093,590 on February 28, 2006, to partially cover the obligations arising under the LTIP Awards described below.

LTIP Awards were first issued under the GSP on December 1, 2002, to retain and motivate key executives and the next generation of management of the company and to ensure future succession in the business. With the exception of Mr. Robertson and Mr. Rogers, who were LTIP participants prior to their appointment to the Board, no other directors of the company receive LTIP Awards. Individual LTIP Awards range in size up to a maximum of 1,500,000 ordinary shares and vest in installments of one-third in each of the last three years of the term set by the Remuneration Committee (maximum seven years). LTIP Awards are funded with shares purchased from time to time in the open market. Shares allocated under the LTIP Awards are distributed to the key executives at the end of the respective vesting periods, unless the individual elects to defer distribution until retirement or termination of employment.

During 2004 and 2005, the GSP was amended to allow for more flexibility in determining the vesting conditions of awards issued under the GSP.

U.K. Sharesave Scheme

The company operates a sharesave plan under which eligible U.K.-based employees may save up to £250 per month for a period of three years. Options awarded under this plan may be exercised at the end of the contract period, or alternatively the employee may have his or her -savings returned. At December 31, 2005, there were 429 participants in the plan whose aggregate savings relating to the duration of their contract periods would result in the issuance by the Parent of 1,061,890 ordinary shares.

International Sharesave Plan

The International Save As You Earn Option Plan for non-U.K. employees of AMVESCAP entitles participants to save up to £250 per month for a contract period of up to 48 months. Options awarded under this plan may be exercised at the end of the contract period or alternatively the employee may have his or her savings returned. On December 31, 2005, there were 1,867 participants in the plan whose aggregate savings relating to the duration of their contract periods would result in the issuance by the Parent of a total of 2,471,000 ordinary shares.

Share Incentive Plan

The company has operated an Inland Revenue-approved All Employee Share Incentive Plan from 2002 onwards. At December 31, 2005, there were 142 participants saving £10 – £125 per month.

Employee Share Ownership Plan (“ESOP”)

The company sponsors an ESOP for certain of its U.S.-based employees. The ESOP is a leveraged employee stock ownership plan designed to invest primarily in AMVESCAP ordinary shares. The plan was closed to further participants effective January 1, 2000.

Mr. Brady, Mr. Robertson and Mr. Rogers are also participants in the ESOP, a retirement plan established for the benefit of employees in North America, and are accordingly deemed to be interested in the ordinary shares held by the trustees of the ESOP. On December 31, 2005, the trustees of the ESOP held 6,384,328 shares, and on February 28, 2006, they held 6,299,355 ordinary shares.

Direct interests of members of our Board in shares held within the GSP and the ESOP (excluding restricted stock awards for Martin L. Flanagan and Loren M. Starr described in the Report of the Board on Remuneration) are shown in the table below:

	February 28, 2006
Name	GSP	ESOP
Charles W. Brady	733,590	—
Robert H. Graham	28,750	—
James I. Robertson	26,822	13,763
John D. Rogers	127,660	32,407

Mr. Canion and Mr. Longstreth had interests in 11,564 and 86,344 ordinary shares, respectively, at December 31, 2005, as a result of their participation in a deferred director fee arrangement. On February 28, 2006, Mr. Canion and Mr. Longstreth had interests in 11,564 and 90,058 ordinary shares, respectively.

During 2005, the company purchased and maintained directors’ and officers’ liability insurance as permitted by Section 310 of the Companies Act.

The table below is a summary of outstanding share and Sharesave options to acquire Ordinary Shares held by our executive directors and senior management as of February 28, 2006. As of February 28, 2006, none of our non-executive directors had outstanding options to acquire Ordinary Shares.

Name	Number of Shares	Option Exercise Price		Expiration Date
Charles W. Brady	500,000 100,000 250,000 500,000 200,000 300,000 200,000 200,000	244.0 422.5 432.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p p p	Nov 2006 Nov 2007 Dec 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Kevin M. Carome	77,907 50,000 97,644	322.0 374.0 319.25	p p p	Apr 2013 Dec 2013 Dec 2014

Jean-Baptiste de Franssu	200,000 50,000 2,124 25,000 25,000 45,000 150,000 50,000 50,000	244.0 422.5 319.0 416.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p p p p	Nov 2006 Nov 2007 Jun 2008 Oct 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Robert H. Graham	100,000 200,000 250,000 100,000 150,000 100,000 100,000	422.5 432.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p p	Nov 2007 Dec 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Karen D. Kelley	60,000 25,000 30,000 66,000 50,000 100,000	416.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p	Oct 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Andrew Tak Shing Lo	50,000 25,000 25,000 42,500 150,000 50,000 50,000	422.5 416.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p p	Nov 2007 Oct 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

John S. Markwalter, Jr.	320 1,822 127,916 40,000 100,000 100,000	311.0 319.0 897.0 374.0 400.5 319.25	p p p p p p	Aug 2006 Nov 2007 Feb 2012 Dec 2013 Feb 2014 Dec 2014

David A. Ridley	25,000 40,000 25,000 89,134 100,000	660.0 1100.0 950.0 374.0 319.25	p p p p p	Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

James I. Robertson	200,000 50,000 75,000 150,000 100,000 150,000 50,000 100,000	244.0 422.5 416.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p p p	Nov 2006 Nov 2007 Oct 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

John D. Rogers	200,000 50,000 25,000 25,000 100,000 150,000 50,000 100,000	244.0 422.5 416.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p p p	Nov 2006 Nov 2007 Oct 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Philip A. Taylor	2,133 48,100 5,000 25,000 34,425 25,000 89,400 100,000 100,000	319.0 512.5 543.5 660.0 1158.0 1100.0 950.0 374.0 319.25	p p p p p p p p p	Jun 2008 Aug 2009 Aug 2009 Dec 2009 Aug 2010 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Mark H. Williamson	100,000 100,000 100,000 150,000 50,000 100,000	416.0 660.0 1100.0 950.0 374.0 319.25	p p p p p p	Oct 2008 Dec 2009 Nov 2010 Dec 2011 Dec 2013 Dec 2014

Robert J. Yerbury	68,798 25,000 47,561	1366.0 950.0 1440.0	p p p	Mar 2009 Dec 2011 Feb 2011

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table discloses, as of February 28, 2006, the number of Ordinary Shares beneficially owned by each person whom we know to be a beneficial owner of 3% or more of our outstanding Ordinary Shares:

	Shares Beneficially Owned and Percentage of Class
	Ordinary Shares(1)		Percent of Outstanding Ordinary Shares (2)
Franklin Resources Inc., and its affiliates	73,062,316	(3)	8.91
Robert H. Graham	26,098,225		3.18
Legal and General Investment Management	25,453,221		3.10

(1)	Ordinary Shares include shares held as American Depositary Shares. In computing the number of shares beneficially owned by a person, as required by General Instruction F to Form 20-F, each person is also considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares.
(2)	In computing percentage ownership (i) as required by General Instruction F to Form 20-F, each person is also considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares, and (ii) all shares described in (i) immediately above are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(3)	Holdings of Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisors, LLC and Templeton Worldwide, Inc. and its affiliates.

Major shareholders do not have different voting rights from owners of less than 3% of our Ordinary Shares.

A total of 820,072,632 Ordinary Shares were issued and outstanding on February 28, 2006, of which 5,667,482 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in American Depositary Receipt form) and 50,619,706 Ordinary Shares were represented by American Depositary Shares evidenced by American Depositary Receipts issued by the Depositary. On February 28, 2006, the number of holders of record of the Ordinary Shares was 12,277, the number of holders of record of Ordinary Shares in the U.S. was 108 and the number of registered holders of the American Depositary Shares was 42. Because certain of these Ordinary Shares and American Depositary Shares were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.

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

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” for our Consolidated Financial Statements.

Legal Proceedings

See Note 26 to our Consolidated Financial Statements.

In the normal course of its business, AMVESCAP is subject to various litigation matters. Although there can be no assurances, at this time management believes, based on information currently available, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the consolidated financial condition of the company.

Dividend Distributions

For information on our policy regarding dividend distributions, see “Item 3. Key Information—Dividends,” and “Item 10. Additional Information,” included elsewhere herein.

B. Significant Changes

No significant change in our financial information has occurred since the date of our annual financial statements included in this Form 20-F.

Item 9. The Offer and Listing

Nature of Trading Market and Price History

Our Ordinary Shares are listed on the Official List of The U.K. Listing Authority and are traded on the London Stock Exchange under the symbol “AVZ.”

Our American Depositary Shares are listed for trading on the NYSE also under the symbol “AVZ.” Each of our American Depositary Shares represents the right to receive two Ordinary Shares deposited with The Bank of New York (the “Depositary”). The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. We furnish the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with IFRS and an opinion on the Consolidated Financial Statements by our independent auditors. We also furnish the Depositary with semi-annual reports containing unaudited interim consolidated financial information prepared in accordance with IFRS. The Depositary arranges for the mailing of our reports to all record holders of American Depositary Shares. In addition, we furnish the Depositary with copies of all notices of shareholders’ meetings and other reports and communications that are distributed generally to our shareholders, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of American Depositary Shares.

We also have Exchangeable Shares which were issued by one of our subsidiaries and are listed for trading on The Toronto Stock Exchange. Voting rights of holders of Exchangeable Shares and a description of the Exchangeable Shares are set forth in “Item 10. Additional Information—Memorandum and Articles of Association—Rights attaching to our shares,” below.

Our 5.900% Senior Notes due 2007, our 4.500% Senior Notes due 2009, our 5.375% Senior Notes due 2013 and our 5.375% Senior Notes due 2014 are listed on the Luxembourg Stock Exchange.

The following table sets forth, for the periods indicated, the high and low reported sale prices for the Ordinary Shares on the London Stock Exchange, based on its Daily Price Official List, and the high and low reported sale prices for the American Depositary Shares on the NYSE.

		Ordinary Shares		American Depositary Shares(1)
		High	Low	High	Low
May	2006	617.50p	486.00p	$23.01	$19.14
April	2006	633.00p	519.50p	$22.48	$18.38
March	2006	581.00p	500.75p	$20.33	$17.94
February	2006	568.00p	496.75p	$19.57	$17.70
January	2006	518.00p	438.50p	$18.45	$15.87
December	2005	449.75p	394.00p	$15.87	$14.08

		Ordinary Shares				American Depositary Shares(1)
		High		Low		High	Low
First Quarter	2006	581.00	p	438.50	p	$20.33	$15.87
Fourth Quarter	2005	446.75	p	325.00	p	$15.87	$11.58
Third Quarter	2005	434.00	p	330.50	p	$15.47	$12.14
Second Quarter	2005	347.75	p	293.00	p	$12.86	$11.21
First Quarter	2005	372.75	p	305.75	p	$14.06	$11.73
Fourth Quarter	2004	339.00	p	269.75	p	$12.69	$10.30
Third Quarter	2004	381.50	p	257.50	p	$13.77	$9.81
Second Quarter	2004	433.50	p	331.00	p	$15.84	$12.20
First Quarter	2004	464.00	p	390.50	p	$17.28	$14.80

	Ordinary Shares				American Depositary Shares(1)
	High		Low		High	Low
2005	446.75	p	293.00	p	$15.87	$11.21
2004	464.00	p	257.50	p	$17.28	$9.81
2003	570.00	p	231.00	p	$18.04	$7.92
2002	1,120.00	p	239.00	p	$31.10	$7.98
2001	1,620.00	p	530.00	p	$47.25	$17.90

(1)	American Depositary Share prices have been adjusted to reflect the change in the Ordinary Share per American Depositary Share ratio to two Ordinary Shares per one American Depositary Share effected on November 8, 2000.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

AMVESCAP PLC is registered in England and Wales under the number 308372. Our Memorandum of Association provides that our principal objects are, among other things, to carry on the business of an investment holding company and to subscribe for, purchase or otherwise acquire and hold shares, debentures or other securities of any other company or body corporate and to acquire and undertake the whole or any part of the business, property and liabilities of any company or body corporate carrying on any business and to sell or deal in or otherwise dispose of any shares, debentures or other securities or property including any business or undertaking of any other company or any other assets or liabilities. Our objects are set out in full in clause 4 of our Memorandum of Association.

The following discussion summarizes certain provisions of our Articles of Association and should be read in conjunction with the Memorandum of Association and the Articles of Association, which are filed as exhibits to this Form 20-F. Our Articles of Association contain, among other things, provisions to the following effect:

Directors

Each director is required to retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected. We calculate the directors’ retirement schedules prior to each annual general meeting based on director retirements during the past 12 months and the date each director was last elected.

Under the Companies Act, directors who are interested in any contract or proposed contract with the company must declare the nature of such interest to the other directors. Other than as described below, a director cannot vote in respect of any contract or arrangement in which he has any interest that, when aggregated with the interests of persons connected to him (as defined in section 346 of the Companies Act), is to his knowledge material, other than by virtue of his interest in our securities. A director will not be counted in the quorum at the meeting in relation to the resolution on which he is not permitted to vote. A director can vote on resolutions concerning (i) debt obligations incurred by him for us, (ii) securities offerings in which he is interested as an underwriting participant, (iii) proposals relating to any company in which he or any person connected to him is interested, provided he or any persons connected to him beneficially own less than 1% of such company, (iv) proposals relating to certain retirement benefit plans and certain employee share participation plans and (v) proposals concerning the purchase and maintenance of insurance for the benefit of directors, indemnities in favor of directors, funding of expenses of directors to defend themselves in litigation, and any action taken to enable a director to avoid such expenditures. A director cannot vote or be counted in the quorum on any resolution regarding his appointment as an office-holder, including fixing or varying the terms of his appointment or termination. Remuneration of non-executive directors is determined by the Board as a whole. Remuneration of executive directors is determined by the Remuneration Committee, which is composed solely of independent non-executive directors.

Generally, the Board may exercise the power to borrow or raise money as it deems necessary for our purposes, subject to an aggregate limit of the greater of £150 million or a sum equal to three times the adjusted share capital of AMVESCAP PLC as it appears on our latest audited consolidated balance sheets. Borrowings in excess of such limits may be sanctioned in advance by shareholders in general meeting.

Although directors may serve on the Board beyond their 70th birthday, any director over the age of 70 years who is seeking re-election will be required to do so on an annual basis. Directors are not required to hold shares of our stock as a qualification for office.

Rights Attaching to our Ordinary Shares

The Companies Act provides that an annual general meeting must be held each year with no more than 15 months elapsing since the date of the preceding annual general meeting. Subject to this requirement, the Board may determine when to hold the annual general meeting, and may call extraordinary meetings when it thinks appropriate. Extraordinary meetings may also be requisitioned by shareholders in accordance with the provisions of our Articles of Association and the Companies Act. Each holder of ordinary shares who is entered on the register as of the time fixed by the company with respect to the meeting has the right to attend and vote at general meetings of shareholders.

Notwithstanding the foregoing, and unless the Board otherwise determines, a shareholder may not be present or vote at a meeting in respect of his shares, and will not be counted in the quorum for such meeting, if he owes any amount to us for the purchase of his shares. In addition, if a shareholder does not comply within the specified time period with a section 212 request (as defined below) made by us, the directors may suspend the shareholder’s right to attend meetings or vote his shares.

Subject to any special voting rights, and if all shares owned have been fully paid for, every shareholder who is present in person at a vote conducted on a show of hands shall have one vote on the matter voted upon, without regard to the number of Ordinary Shares owned by such shareholder. Where a vote is conducted on a poll, every shareholder who is present in person or by proxy has one vote for every four Ordinary Shares held by such shareholder. Where a vote is conducted on a poll, every shareholder who is present in person or by proxy but whose Ordinary Shares are not fully paid up has one vote for every U.S.$0.40 in the aggregate paid up in respect of the nominal amount of Ordinary Shares held. All Ordinary Shares are currently fully paid up.

Rights Attaching to our Exchangeable Shares and our Special Voting Share

The special voting share, par value 25 pence, that we issued in connection with the issuance of Exchangeable Shares by one of our subsidiaries (the “Special Voting Share”), has one vote in addition to any votes that may be cast by holders of Exchangeable Shares (other than us). On a poll, the holder of the Special Voting Share has one vote for every four Exchangeable Shares that have been voted by holders of such Exchangeable Shares (other than us). A holder of Exchangeable Shares (other than us) can instruct the holder of the Special Voting Share to appoint the relevant holder of the Exchangeable Shares as proxy to attend meetings on behalf of his own interests in the Exchangeable Shares. We may not issue any special voting shares in addition to the Special Voting Share without the approval of the holder of such share. When no Exchangeable Shares are outstanding (other than those held by us), the Special Voting Share will automatically be redeemed and cancelled. Otherwise, the Special Voting Share is not subject to redemption by us or by the holder of such share.

Rights Attaching to our Deferred Sterling Shares

In connection with the redenomination of our ordinary share capital from sterling into U.S. dollars in December 2005, we issued 50,000 Preference Shares of £1 each (the “Preference Shares”) to our financial advisor in order to maintain our status as a public limited company under applicable U.K. law. The Preference Shares entitled the holder to receive a monthly dividend at an annual rate of 7 percent per annum on the nominal value of the shares (the “Preference Dividend”). Pursuant to Article 7 of our Articles of Association, upon the payment of a special dividend of £50,000 in aggregate to the holder of the Preference Shares (the “Special Dividend”) together with any Preference Dividend due, which payment we made on 15 December, 2005, the Preference Shares were redesignated “Deferred Sterling Shares” and the rights of the holder(s) of the Deferred Sterling Shares were altered such that (i) they are no longer entitled to receive any dividends or distributions, (ii) they do not have any entitlement to participate in the assets of the company (including on a winding-up), (iii) they are no longer entitled to receive any notice of general meetings or to attend or vote at general meetings, and (iv) the company is deemed to have an irrevocable authority at any time: (x) to appoint any person to transfer the Deferred Sterling Shares for no consideration to any persons the company may determine; and/or (y) to redeem the Deferred Sterling Shares for no consideration by giving seven days’ notice to the holders of the Deferred Sterling Shares.

General Provisions relating to Shareholder Meetings

Save in limited circumstances, under our Articles of Association three shareholders present in person or by proxy and entitled to vote are required to constitute a quorum at general meetings of shareholders. Under English law, shareholders of a public company are not permitted to pass resolutions by written consent.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution need to be called by not less than 21 days’ notice in writing and all other extraordinary general meetings by not less than 14 days’ notice in writing.

Disclosure of Interests in Shares

There are no provisions in our Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of our shares are required to make disclosure of their ownership percentage, although such requirements exist under the Companies Act.

The basic disclosure requirement under the Companies Act requires persons to notify the company in writing where they acquire or cease to have an interest in 3% or more of the relevant class of shares or an aggregate interest in 10% or more of the voting capital of the company. Disclosures must also be made where the shareholder has an interest above these thresholds and his interest changes by a whole percentage point.

Section 212 of the Companies Act entitles the company to send a notice in writing to a person that it believes holds shares in the company requesting that such person confirms whether they hold shares in the company and, if they do, certain information in relation to such shareholding (a “section 212 request”).

Pre-emption Rights

Under section 80 of the Companies Act, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. “Relevant securities” as defined in the Companies Act include Ordinary Shares or securities convertible into Ordinary Shares. In addition, section 89 of the Companies Act imposes further restrictions on the issuance of equity securities (as defined in the Companies Act, which include the Ordinary Shares and securities convertible into Ordinary Shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. However, shareholders may authorize directors to allot relevant securities and equity securities for cash up to a specified amount and free of the restriction in section 89. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to approximately one-third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Modification of Class Rights

Subject to the provisions of the Companies Act, all or any of the rights and privileges attaching to any class of share may be altered with the consent in writing of the holders of not less than 75% in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of such class of shares. At every such meeting, all of the provisions of our Articles of Association relating to proceedings at a general meeting apply, except that the quorum is two persons holding at least one-third in nominal value of the issued shares of that class and that each person shall be entitled on a poll to one vote for every share of the class held by him.

Dividends and Entitlement to any Surplus in the event of Liquidation

The company may declare such dividends out of the profits available for distribution as may be determined pursuant to the relevant accounting standards and the Companies Act, provided that no dividend may exceed the amount recommended by the Board. The Board may also pay shareholders such interim dividends as appear to be justified by the profits of the company. Before recommending dividends, the Board can set aside sums as a reserve for special purposes. The Board can deduct from any dividend payable to any shareholder sums payable by him to us. The dividend payable by us will not bear interest. If dividends remain unclaimed for one year after being declared, we can utilize the dividend money until claimed. All dividends unclaimed for a period of twelve years after having been declared will be forfeited and revert to us. Every dividend shall be paid to shareholders of record on the record date. The Special Voting Share does not carry any right to receive dividends or distributions.

Where a shareholder holds greater than 0.25% of a class of issued shares and where that shareholder has not complied with a section 212 request within the specified period, the Board may in its absolute discretion direct that such shareholder shall not be entitled to receive any dividends on shares held by him until the requested information is provided.

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

Restrictions on our ability to declare and pay dividends are described in “Item 5. Operating and Financial Review and Prospects,” and in Note 17 to our Consolidated Financial Statements, included elsewhere herein.

Non-resident or Foreign Shareholders

There are currently no restrictions under our Memorandum of Association, Articles of Association or English law that limit the rights of non-resident or foreign shareholders to freely own, hold, vote and transfer Ordinary Shares in the same manner as U.K. residents or nationals. However, shareholders must provide us with an address in the U.K. in order to be entitled to receive notifications of shareholders’ meetings and other notices and documents.

Redemption

Subject to the provisions of the Companies Act, any shares may be issued on terms that they may be redeemed on such terms and in such manner as may be provided by the Articles of Association.

Calls on Shares

The Board may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares subject to the terms of their allotment. A call may be revoked or postponed in whole or part as the Board may determine. All shares are currently fully paid up.

C. Material Contracts

The contracts described below (not being contracts entered into in the ordinary course of business) have been entered into by us and/or our subsidiaries since June 23, 2004 and, as of the date of this document, contain provisions under which we or one or more of our subsidiaries have an obligation or entitlement which is or may be material to us. This discussion should be read in conjunction with the agreements described below, each of which is filed as an exhibit to this Form 20-F or incorporated herein by reference.

(i) Agreement relating to our revolving credit facility:

Five Year Credit Agreement, dated as of March 31, 2005 by and between AMVESCAP PLC, the banks, financial institutions and other institutional lenders from time to time a party thereto (the “Lenders”) and Bank of America, N.A., as administrative agent.

The Five Year Credit Agreement sets forth the terms and conditions under which the Lenders have agreed to provide us a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, we may increase the aggregate commitments under the Five Year Credit Agreement to $1.2 billion. The credit facility terminates on March 31, 2010, unless earlier terminated due to an event of default thereunder that remains uncured after the expiration of an applicable cure period, if any. Under the Five Year Credit Agreement, we are required to pay a facility fee to each Lender on the aggregate amount of such Lender’s commitment in a percentage per annum ranging from 0.090% to 0.250%, depending upon our leverage ratio (Debt/EBITDA), as well as an annual administrative agent’s fees as agreed to between us and the administrative agent. Interest on advances under the credit facility is based on either of the following rates as selected by us: (i) a base rate, determined from time to time, equal to the greater of Bank of America’s prime rate or 0.5% per annum above the Federal Funds Rate, or (ii) a Eurocurrency rate, determined from time to time, plus a margin for Eurocurrency advances equal to a percentage per annum ranging from 0.360% to 0.750%, depending upon our leverage ratio (Debt/EBITDA). The Five Year Credit Agreement requires us to maintain specified financial ratios, including maximum debt to earnings and minimum interest coverage. The Five Year Credit Agreement also contains customary affirmative operating covenants, and negative covenants that, among other things, restrict certain of our subsidiaries ability to incur debt, restrict our ability to transfer assets, merge, make loans and other investments and create liens.

(ii) Agreement relating to the issuance of our 4.500% Senior Notes due 2009 (the “2009 Senior Notes”) and the issuance of our 5.375% Senior Notes due 2014 (the “2014 Senior Notes” and together with the 2009 Senior Notes, the “2004 Series of Senior Notes”):

Indenture, dated as of December 14, 2004, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and SunTrust Bank (the “2004 Series of Senior Notes Indenture”).

The 2004 Series of Senior Notes Indenture sets forth the terms pursuant to which we created and issued the 2004 Series of Senior Notes in the aggregate principal amount of $500 million, to the initial purchasers of the 2004 Series of Senior Notes (the “2004 Series of Senior Notes Initial Purchasers”). Interest accrues on the 2009 Senior Notes at the rate of 4.500% per year, which is to be paid on June 15 and December 15 of each year beginning on June 15, 2004, and the 2009 Senior Notes have a maturity date of December 15, 2009. Interest accrues on the 2014 Senior Notes at the rate of 5.375% per year, which is to be paid on June 15, and December 15 of each year beginning on June 15, 2004, and the 2014 Senior Notes have a maturity date of December 15, 2014. Under the 2004 Series of Senior Notes Indenture, we can issue additional notes with the same ranking, interest rate, maturity date, redemption rights and other terms as the 2009 Senior Notes and the 2014 Senior Notes. Pursuant to the 2004 Series of Senior Notes Indenture, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (the “2004 Series of Senior Notes Guarantors”) agree unconditionally and irrevocably to guarantee the payment of principal and interest on the 2004 Series of Senior Notes. The 2004 Series of Senior Notes Indenture provides that we may redeem some or all of the 2009 Senior Notes or the 2014 Senior Notes at any time at a redemption price calculated under the terms of the 2004 Series of Senior Notes Indenture. Under the 2004 Series of Senior Notes Indenture, we may be required to pay additional amounts to the holders of the 2009 Senior Notes and the 2014 Senior Notes if, due to tax law changes or our failure to list or maintain the listing of either series of Senior Notes on a stock exchange recognized under the tax laws of the U.K., we are required to withhold or deduct withholding taxes on payments made to the holders of the 2004 Series of Senior Notes, except that, if either of such events occurs, we have certain rights of redemption under the 2004 Series of Senior Notes Indenture. The 2004 Series of Senior Notes Indenture also includes provisions limiting our and the 2004 Series of Senior Notes Guarantors’ rights to engage in a merger, consolidation or sale of substantially all of our or their assets and provides us with certain rights of defeasance and covenant defeasance.

(iii) Agreement relating to the employment of our chief executive officer:

Master Employment Agreement, dated July 28, 2005, between AMVESCAP PLC and Mr. Martin L. Flanagan (the “Master Employment Agreement”).

Under the Master Employment Agreement, which was effective as of July 12, 2005, Mr. Flanagan was employed as the President and Chief Executive Officer of the company for an initial four-year term commencing on August 1, 2005 (the “Employment Date”). Following such initial term, the Master Employment Agreement automatically renews for successive one-year periods subject to termination by either party on not less than 90 days’ prior written notice. (The initial term and all successive one-year terms are collectively referred to as the “Employment Period.”) Under the Master Employment Agreement, Mr. Flanagan’s base salary is $790,000 per year. In addition, the company made a “make whole” payment of $11,750,000 with respect to all compensation forfeited or foregone by Mr. Flanagan in connection with his prior employment. (This payment must be repaid to the company in the event that Mr. Flanagan terminates his employment voluntarily under certain circumstances prior to the first anniversary of the Employment Date.) The Master Employment Agreement also stipulates that the Board of Directors will designate Mr. Flanagan as a “Global Partner,” the term used to refer to the most senior group of officers and employees of the company, and incorporates by reference (to the extent not inconsistent with the Master Employment Agreement) the provisions of a separate, attached Global Partner Agreement entered into by the parties. The Master Employment Agreement further provides that Mr. Flanagan will have the opportunity to receive short-term compensation awards of up to $4,750,000 per year (pro-rated for any periods of less than a full year) based on the achievement of certain performance criteria to be mutually determined by the Remuneration Committee and Mr. Flanagan. The Master Employment Agreement further entitles Mr. Flanagan to receive long-term compensation awards under the company’s Global Stock Plan consisting of the following:

1.	a grant of 2,500,000 restricted ordinary shares which will vest as to one-fourth (625,000 shares) at each of the four anniversaries following the grant date, providing he remains an employee of the company on each vesting date; and

2.	a grant of a further 2,500,000 restricted ordinary shares which will vest ratably upon the attainment of cumulative earnings-per-share (“EPS”) growth targets reflecting a compound growth rate of between 10 and 15 percent per annum over a base EPS figure during a three-year period. The base EPS for the purpose of this calculation is the average of 2004 and 2005 EPS adjusted for certain non-recurring charges.

Vesting of the awards will be fully accelerated upon the occurrence of a “change of control” as defined in the Global Stock Plan.

The Master Employment Agreement further provides that Mr. Flanagan will be eligible to participate in all incentive, savings and retirement plans, all aspects of the deferred compensation program, all welfare benefit plans, practices, policies and programs, fringe benefits and perquisites, and paid vacation and reimbursement of business expenses, all as provided generally to other U.S.-based Global Partners of the company. In addition, the company is obligated to pay all of Mr. Flanagan’s reasonable expenses in connection with his relocation to Atlanta, Georgia. The Master Employment Agreement (i) terminates automatically in certain circumstances upon the death or Disability (as defined) of Mr. Flanagan, (ii) is terminable by the company with or without Cause (as defined), and (iii) is terminable by Mr. Flanagan for Good Reason or for no reason. “Good Reason” is defined to include certain diminutions of position, authority, duties or responsibilities, certain reductions in compensation as the same may have been increased from time to time during the Employment Period, certain involuntary geographic relocations without Mr. Flanagan’s consent, any failure to require a successor entity to expressly assume the obligations of the company under the agreement, and any failure to appoint Mr. Flanagan to the Board of Directors within 60 days of the Employment Date. In the event that, during the Employment Period, the company terminates Mr. Flanagan’s employment other than for Cause or Disability, or Mr. Flanagan terminates for Good Reason (and provided that Mr. Flanagan has not breached certain restrictive covenants in the Global Partner Agreement), the company is obligated to pay to Mr. Flanagan (i) his then-effective base salary through the date of termination, (ii) any accrued vacation, (iii) any compensation previously deferred (unless a later payout date is stipulated), (iv) cash in the amount of three times the sum of base salary and the Reference Bonus (as defined), (v) immediate vesting and exercisability of all outstanding share-based awards (options, restricted shares, etc.), (vi) continuation of medical benefits for Mr. Flanagan and his covered dependents for a period of 36 months following termination, (vii) a prorated portion of the Reference Bonus, and (viii) any other vested amounts or benefits under any other plan or program. In the event that the excise tax imposed by Section 4999 of the United States Internal Revenue Code becomes applicable to any payment to Mr. Flanagan, the company is obligated to provide to Mr. Flanagan a “gross-up” payment such as will fully reimburse him for the amount of any associated tax liability.

D. Exchange Controls

There are currently no U.K. or U.S. foreign exchange control restrictions on the import or export of capital, on the payment of dividends or other payments to holders of Ordinary Shares or on the conduct of our operations.

E. Taxation

Introduction

This section summarizes the principal U.S. and U.K. tax consequences to U.S. Holders (defined below) that own our Ordinary Shares or American Depositary Shares (collectively, the “Shares”). Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own American Depositary Shares. “U.S. Holders” generally is used in this section to refer to beneficial owners of our Shares that are (i) U.S. citizens, (ii) U.S. residents, or (iii) U.S. corporations. However, “U.S. Holders” does not include (i) U.S. citizens that are or have been resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) persons that hold (actually or constructively) 10% or more of our voting stock or capital. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the “U.S./U.K. Income Tax Treaty.” The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the “U.S./U.K. Estate Tax Treaty.”

Taxation of Dividends

A U.S. Holder will be required to include in gross income the gross amount of any distribution with respect to the Shares it owns that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such Shares and thereafter will be treated as a gain from the sale of such Shares. We have not maintained and do not plan to maintain calculations of our earnings and profits for U.S. federal income tax purposes and, as a result, we intend to treat any distribution that we make with respect to the Shares as a dividend for U.S. federal income tax reporting purposes.

Dividends paid on the Shares generally will constitute income from sources outside the United States and be categorized as “passive income” or, in the case of some U.S. Holders, as “financial services income” for U.S. foreign tax credit purposes (or, for tax years beginning after December 31, 2006, as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes). Dividends paid on the Shares generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. dollar value of any U.K. pound sterling (or other non-U.S. currency) distribution with respect to our shares will be the U.S. dollar value of the payment, calculated by reference to the exchange rate in effect on the day the payment is received by the Depositary in the case of the American Depositary Shares, or by the U.S. Holder in the case of Ordinary Shares held directly by such U.S. Holders, regardless of whether the pounds sterling (or other non-U.S. currency) are in fact converted into U.S. dollars. If the pounds sterling (or other non-U.S. currency) so received are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss upon such conversion. If the pounds sterling (or other non-U.S. currency) so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the pounds sterling (or other non-U.S. currency) equal to the U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the pounds sterling (or other non-U.S. currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Legislation enacted on May 28, 2003, as subsequently amended (the “2003 Tax Legislation”), reduces to 15% the maximum tax rate for specified dividends received by non-corporate U.S. Holders through taxable years beginning on or before December 31, 2010, so long as the relevant holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes) generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or American depositary receipts in respect of such shares) if the shares (or American depositary receipts in respect of such shares) are readily tradable on an established securities market in the United States. Ordinary shares, or American depositary receipts in respect of such shares, will be considered to be readily tradable on an established securities market in the United States if they are listed on a nationally registered stock exchange (such as the NYSE). Accordingly, unless we are treated as a PFIC, the dividends we pay in respect of our American Depositary Shares generally should be eligible for the reduced rate under the 2003 Tax Legislation. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a PFIC for U.S. federal income tax purposes) generally will also be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines is satisfactory for purposes of this provision and which includes an exchange of information program (a “Qualifying Treaty”). The U.S./U.K. Income Tax Treaty as currently in effect is considered a Qualifying Treaty and we believe that we are currently eligible for the benefits of such treaty. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of a Qualifying Treaty and this conclusion is a factual determination and thus may be subject to change, no assurance can be given that the reduced rate will apply to dividends paid by us on this basis. Based on the foregoing, we intend to take the position that we are a qualified foreign corporation with respect to the dividends on our Shares for U.S. federal income tax reporting purposes.

Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.

PFIC

We believe that we were not in 2005, and we do not expect to become in 2006, a PFIC for U.S. federal tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the U.S. Internal Revenue Service will agree with our conclusion regarding our

PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences, including the possible characterization of gain from sale, exchange or other disposition of the Shares as ordinary income and an interest charge on such gain at the time of such sale, exchange or disposition. We urge each U.S. Holder to consult its tax advisor regarding the potential application of the PFIC rules.

Taxation on Sale, Exchange or Other Disposition of Shares

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of Shares that it owns in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such Shares exceeds one year. Net long-term capital gains of a non-corporate U.S. Holder recognized in a tax year beginning before January 1, 2011 are generally taxed at a maximum U.S. federal income tax rate of 15%. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Summary of Tax Treatment

U.S. Holders who own our Ordinary Shares or American Depositary Shares generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:

Transaction	U.S. Company	U.K. Company
Purchase of shares	No U.S. tax ramifications.	No U.S. or U.K. tax ramifications; U.K. stamp duty or stamp duty reserve tax may be applicable(1).

Ownership of shares (dividends)	Entire dividend taxable in U.S.; no withholding tax on dividends received(2); non-corporate shareholders may be eligible for reduced tax rates under the 2003 Tax Legislation(3).	Entire dividend taxable in U.S.; no withholding tax on dividends received(2); non-corporate shareholders may be eligible for reduced tax rates under the 2003 Tax Legislation(3); U.S./U.K. Income Tax Treaty does not allow for tax credit.

Disposition of shares	Gain on sale of shares is taxable in U.S.(4); U.S. rules would treat gain as capital in nature; capital gain is either short- or long-term depending on holding period.	Gain on sale of shares is taxable in U.S.(4); U.S. rules would treat gain as capital in nature; capital gain is either short- or long-term depending on holding period; no U.K. tax to a U.S. Holder(4); U.K. stamp duty or stamp duty reserve tax may be applicable(1).

Other transfers (estate or gift)	U.S. estate and gift rules apply.	U.K. inheritance tax would not apply to individuals that are domiciled in the U.S., or if also domiciled in the U.K., are treated as domiciled in the U.S. under the “tie-breaker” provisions set out in the U.S./U.K. Estate Tax Treaty(5); U.S. estate and gift rules apply; treaty provisions provide for a tax credit if U.S. Holder is subject to tax in U.S. and U.K.(5); U.K. stamp duty or stamp duty reserve tax may be applicable(1).

(1)	If an owner of Ordinary Shares transfers his or her shares to another person through the use of a transfer document (i.e., a stock transfer form) executed in or brought to the U.K., the purchaser usually pays the stamp duty at a rate of 0.5%.

When Ordinary Shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser normally pays Stamp Duty Reserve Tax (“SDRT”) at a rate of 0.5% of the purchase price. If stamp duty is paid on the transfer, SDRT may be refunded.

If Ordinary Shares are transferred to the Depositary under the Amended and Restated Deposit Agreement, dated as of November 8, 2000, among us, the Depositary, and the holders of American Depositary Receipts issued pursuant to such agreement (the “Depositary Agreement”), the Depositary will charge the U.S. Holder who purchases the American Depositary Receipts representing those shares for the stamp duty or SDRT owed at a rate of 1.5%. No SDRT will be payable on an agreement to transfer American Depositary Receipts, nor will U.K. stamp duty be payable on transfer of the American Depositary Receipts, provided that the instrument of transfer is executed outside the U.K. and subsequently remains at all times outside the U.K. If the Depositary transfers the underlying Ordinary Shares to a U.S. Holder who owned American Depositary Shares representing such Ordinary Shares, such U.S. Holder will pay duty at a rate of £5 per transfer. If the Depositary transfers the underlying Ordinary Shares to a purchaser from a U.S. Holder who owned American Depositary Shares representing such Ordinary Shares, such purchaser will pay duty at a rate of 0.5% of the purchase price.

(2)	See previous discussion on the taxation of dividends. These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company. The U.K. does not have a withholding tax in respect of dividends.
(3)	See previous discussion of the requirements for eligibility for reduced tax rates under the 2003 Tax Legislation.
(4)	The effect of the U.S./U.K. Income Tax Treaty is that capital gains derived by a U.S. Holder from the disposition of shares are generally taxable only in the United States. In any event, a U.S. Holder would not generally be subject to U.K. tax on such gains under U.K. domestic law.
(5)	The U.S./U.K. Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Information Reporting and Backup Withholding

Dividends on Shares and proceeds from the sale of Shares may be subject to U.S. information reporting and/or backup withholding, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. A credit can be claimed against the U.S. Holder’s U.S. federal income tax liability for the amounts withheld under the backup withholding rules and any excess amount is refundable if the required information is provided to the U.S. Internal Revenue Service.

Reportable Transactions

U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any pounds sterling (or other foreign currency) received as a dividend or as proceeds from the sale of Shares.

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

THIS SUMMARY DOES NOT ADDRESS THE LAWS OF ANY STATE OR LOCALITY OR ANY GOVERNMENT OTHER THAN THE U.K. AND U.S. FURTHERMORE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES TO ANY TAXPAYERS THAT ARE NOT U.S. HOLDERS (AS DEFINED ABOVE). THE INFORMATION PROVIDED ABOVE IS INTENDED TO BE A GENERAL DISCUSSION AND SHOULD NOT BE CONSIDERED TO BE DIRECTED TO ANY PARTICULAR SHAREHOLDER. In particular, this discussion does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers, traders in securities that elect to mark-to-market their securities, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, investors that hold our Ordinary Shares or American Depositary Shares as part of a straddle, hedging transaction or conversion transaction for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.K. AND U.S. FEDERAL, STATE AND LOCAL AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES WITH PARTICULAR REFERENCE TO THEIR SPECIFIC CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange applicable to foreign private issuers and fulfill the obligation by filing with or furnishing reports to the SEC. You may read and copy any document we file with or furnish to the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The company has not changed its financial instruments policies in the current year and does not hedge its operational foreign exchange exposures, except to the extent that the net assets of overseas subsidiaries were hedged by foreign currency borrowings (prior to the change in presentation currency from sterling to U.S. dollars on December 8, 2005). As a result, the company’s financial statements may be impacted by movements in sterling, Canadian dollar, and Euro exchange rates compared to the U.S. dollar. The company does not actively manage its currency exposures except as described in Note 27 to the Consolidated Financial Statements, which provides quantitative information about financial instruments.

On December 31, 2005, the interest rates on 94% of the Group’s borrowings were fixed for an average period of 5.0 years. The remainder were floating.

See Note 27 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects” (included elsewhere herein) for quantitative disclosures about market risk.

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

Item 15. Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Since the evaluation date referenced above, there have been no significant changes in our internal control over financial reporting or in other factors that could significantly affect these controls.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that the chairman of the Audit Committee, Mr. J. Thomas Presby, is an “audit committee financial expert” (as defined under the SEC’s rules and regulations), that Mr. Presby has “accounting or related financial management expertise” and that Mr. Presby is “independent” of the company under the definitions of that term applicable under the Combined Code, the Corporate Governance Rules of the NYSE and Exchange Act Rule 10A-3, respectively.

Item 16B. Code of Ethics

We have adopted a code of ethics (the “Code of Conduct”) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on our website (http://www.amvescap.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Conduct to: Michael S. Perman, Company Secretary, AMVESCAP PLC, 30 Finsbury Square, London, EC2A 1AG, United Kingdom. In addition, we have adopted a separate Directors’ Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

$’000	2005	2004
Audit fees:
Statutory audit	4,513	4,018
Audit-related fees:
Further assurance services*	1,795	1,424
Tax fees:
Compliance services	193	516
Advisory services	117	348
All other fees	103	1,001

	6,721	7,307

*	Excludes $211,000 in 2005 (2004: $125,000) paid to the corporate auditors for audits of benefit plans around the company.

Included in further assurance services are $0.6 million related to the audit of the transition from U.K. GAAP to International Financial Reporting Standards (2004: $ 0) and $0.9 million for internal control and investment performance compliance reports (2004: $1.0 million).

The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to ensure that the auditor’s independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From time to time, the trustees of the AMVESCAP Global Stock Plan and the AMVESCAP Employee Share Option Trust purchase Ordinary Shares in the open market. These trusts were established to satisfy our obligations to issue Ordinary Shares under the GSP, and our stock option and other stock-based schemes. During 2005, we did not contribute to these trusts, and neither we, the trusts, nor any of our affiliated purchasers made any purchase of any class of our equity securities registered under the Exchange Act.

PART III

Item 17. Financial Statements

This report contains our consolidated balance sheets as of December 31, 2005 and 2004 and consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for the years ended December 31, 2005 and 2004. The financial information concerning us contained in this Form 20-F does not constitute statutory accounts within the meaning of Section 240 of the Companies Act, of Great Britain. Statutory accounts for the financial years ended December 31, 2005 and 2004 have been delivered to the Registrar of Companies for England and Wales. In respect of each of those statutory accounts, our auditors have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act 1985.

Our Consolidated Financial Statements are set forth beginning at page F-1 of this Form 20-F.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1	Memorandum of Association of AMVESCAP, incorporating amendments up to and including April 27, 2006.

1.2	Articles of Association of AMVESCAP, adopted on July 20, 2000, incorporating amendments up to and including April 27, 2006.

2.1	Form of Certificate for Ordinary Shares of AMVESCAP.

2.2	Form of Certificate for American Depositary Shares, each representing two Ordinary Shares.

2.3	Amended and Restated Deposit Agreement, dated as of November 8, 2000, among AMVESCAP, The Bank of New York and the holders of American Depositary Receipts issued thereunder, incorporated by reference to exhibit 2.3 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

2.4	Indenture, dated as of December 16, 1996, among LGT Asset Management, Inc., LGT Bank in Liechtenstein Aktiengesellschaft and Citibank, N.A., incorporated by reference to exhibit 3.28 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

2.5	First Supplemental Indenture, dated as of December 31, 1999, among INVESCO, Inc., LGT Bank in Liechtenstein Aktiengesellschaft and Citibank, N.A., incorporated by reference to exhibit 4.19 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

2.6	Loan Agreement, dated December 14, 1995, between LGT BIL Ltd. and Bank in Liechtenstein Aktiengesellschaft, incorporated by reference to exhibit 3.29 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

2.7	Five Year Credit Agreement, dated as of March 31, 2005, by and between AMVESCAP PLC, the banks, financial institutions and other institutional lenders from time to time a party thereto and Bank of America, N.A., as administrative agent, incorporated by reference to exhibit 2.7 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

2.8	Indenture, dated as of December 17, 2001, for AMVESCAP’s 5.90% Senior Notes Due 2007 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.12 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

2.9	Indenture, dated as of February 27, 2003, for AMVESCAP’s 5.375% Senior Notes Due 2013, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.12 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

2.10	Indenture, dated as of December 14, 2004, for AMVESCAP’s 4.500% Senior Notes due 2009 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.10 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

2.11	Indenture, dated as of December 14, 2004, for AMVESCAP’s 5.375% Senior Notes due 2014, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.11 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

3.1	Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company, incorporated by reference to exhibit 4.25 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.1	Registration Rights Agreement, dated as of February 28, 1997, by and among AMVESCAP and the former shareholders of A I M Management Group, Inc. named therein, incorporated by reference to exhibit 2.11 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

4.2	Indemnification Agreement, dated as of February 28, 1997, by and among AMVESCAP, Charles T. Bauer, Robert H. Graham, Gary T. Crum and certain related persons named therein, incorporated by reference to exhibit 2.6 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 6, 1997.

4.3	Second Amended and Restated Purchase and Sale Agreement, dated as of December 14, 2000, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc., incorporated by reference to exhibit 4.17 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.4	Amendment No. 4 to Facility Documents, dated as of August 24, 2001 among A I M Management Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., Citibank, N.A., Bankers Trust Company and Citicorp North America, Inc., incorporated by reference to exhibit 4.4 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.5	AMVESCAP Deferred Fees Share Plan, incorporated by reference to exhibit 4.22 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.6	Amended and Restated Merger Agreement, dated as of May 9, 2000, between AMVESCAP and Trimark, incorporated by reference to exhibit 4.23 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.7	Support Agreement, dated as of August 1, 2000, with respect to AMVESCAP’s Exchangeable Shares (as defined in such Support Agreement), among AMVESCAP, AVZ Callco Inc. and AMVESCAP Inc., incorporated by reference to exhibit 4.24 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.8	Merger Agreement, dated as of February 28, 2001, among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc., incorporated by reference to exhibit 4.28 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.9	Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.11 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.10	Amendment No. 1 to Stock Purchase Agreement, dated as of August 2, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.12 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.11	AMVESCAP Global Stock Plan, Amended and Restated Effective as of December 1, 2002, incorporated by reference to exhibit 4.18 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

4.12

Guarantee, dated February 27, 2003, with respect to AMVESCAP’s 5.375% Senior Notes Due 2013, made by

A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.20 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

4.13	Employment Agreement, dated as of June 22, 1994, between Charles W. Brady and INVESCO Group Services, Inc., incorporated by reference to exhibit 4.13 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.14	Global Partner Agreement, dated December 27, 2000, between Robert H. Graham and A I M Management Group Inc., incorporated by reference to exhibit 4.14 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.15	Global Partner Agreement, dated January 3, 2001, between James I. Robertson and AMVESCAP Group Services, Inc., incorporated by reference to exhibit 4.16 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.16	Global Partner Agreement, dated January 5, 2001, between Robert F. McCullough and AMVESCAP Group Services, Inc., incorporated by reference to exhibit 4.18 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.17	Form of Non-Executive Director’s Letter of Appointment, between AMVESCAP PLC and each non-executive director of the company, incorporated by reference to exhibit 4.19 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.18	Master Employment Agreement, dated July 28, 2005, between Martin L. Flanagan and AMVESCAP PLC.

8.1	List of Subsidiaries. Information on Significant Subsidiaries is incorporated by reference from the chart and description of our business in Item 4 of this Annual Report on Form 20-F.

12.1	Certification of Martin L. Flanagan pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Loren M. Starr pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Martin L. Flanagan pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Loren M. Starr pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young LLP.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMVESCAP PLC

By:	/s/ Loren M. Starr
Loren M. Starr
Chief Financial Officer

Date: June 23, 2006

AMVESCAP PLC AND SUBSIDIARIES

AMVESCAP PLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of AMVESCAP PLC:

We have audited the accompanying Consolidated Balance Sheets of AMVESCAP PLC as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Changes in Equity and Cash Flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMVESCAP PLC at December 31, 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from U. S. generally accepted accounting principles (see Note 30 of Notes to the Financial Statements).

As discussed in Note 1 of Notes to the Financial Statements, the Company changed its method of accounting for financial instruments in 2005.

ERNST & YOUNG LLP

London, England

March 3, 2006, except for Notes 1, 26, 30 and 31, as to which the date is June 14, 2006

AMVESCAP PLC AND SUBSIDIARIES

Consolidated Income Statement

Year ended December 31, $’000, except per share data	Notes	2005	2004
Revenues:
Management	$2,213,650	$2,052,664
Service and distribution	538,210	593,265
Other	127,358	111,562

Total Revenues	2,879,218	2,757,491
Third-party distribution, service and advisory fees	(705,981)	(633,030)

Net Revenues	5	2,173,237	2,124,461

Operating Expenses:
Compensation	4	(1,044,706)	(966,788)
Marketing	(139,560)	(129,098)
Property and office	(130,294)	(169,290)
Technology/telecommunications	(138,966)	(148,709)
General and administrative	(219,462)	(210,040)
Restructuring charge	4	(75,690)	—
U.S. regulatory settlement	—	(413,211)

Total Operating Expenses	(1,748,678)	(2,037,136)

Operating profit	424,559	87,325
Gain on sale of business	3	32,626	11,831
Investment income	6	23,359	29,891
Loss on sale of assets, investments and foreign exchange	6	(35,324)	(8,847)
Interest expense	7	(85,142)	(81,171)

Profit before taxation	360,078	39,029
Taxation – U.K.	8	(18,013)	(2,391)
Taxation – Overseas	8	(128,677)	(72,297)
Profit/(Loss) after taxation	213,388	(35,659)
Minority interests	(1,148)	(536)

Profit/(Loss) attributable to equity holders of the Parent	$212,240	$(36,195)

Earnings per share:
– basic	10	$0.27	$(0.05)
– diluted	10	$0.26	$(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004):
– basic and diluted	10	$0.34	$0.35
Dividends paid	9	$134,118	$135,681
Dividends proposed per share (pence)	9	5.5	p	5.0	p
Dividends proposed	9	$78,471	$78,645

The accompanying notes form part of these financial statements.

AMVESCAP PLC AND SUBSIDIARIES

Consolidated Balance Sheet

As of December 31, $’000	Notes	2005	2004
Non-current assets
Goodwill	11	$4,213,648	$4,317,391
Intangible assets	12	98,971	129,869
Property and equipment	14	180,044	226,987
Deferred sales commissions		78,944	110,982
Deferred tax assets	8	150,600	150,114
Investments	13, 27	149,410	134,478

		4,871,617	5,069,821
Current assets
Trade and other receivables	15	749,181	844,358
Investments	13, 27	1,202,076	958,524
Cash and cash equivalents	19, 27	754,754	546,928

		2,706,011	2,349,810

Total assets		7,577,628	7,419,631
Current liabilities
Current maturities of long-term debt	16, 17, 19	(10,045)	(79,476)
Trade and other payables	16	(2,461,006)	(2,218,862)
Provisions	16, 18	(52,108)	(28,449)

		(2,523,159)	(2,326,787)

Non-current liabilities
Long-term debt	17, 19, 27	(1,212,191)	(1,302,168)
Deferred tax liabilities	8	(43,496)	(36,655)
Provisions	18	(182,479)	(211,054)

		(1,438,166)	(1,549,877)

Total liabilities		(3,961,325)	(3,876,664)

Net assets		$3,616,303	$3,542,967

Equity
Share capital	20	81,811	388,953
Share premium		84,968	1,345,144
Shares held by employee trusts	20	(413,473)	(456,717)
Exchangeable shares	20	431,778	593,025
Retained earnings		638,739	571,574
Other reserves	21	2,789,187	1,098,467

Equity attributable to equity holders of the Parent		3,613,010	3,540,446
Minority interests		3,293	2,521

Total equity		$3,616,303	$3,542,967

The accompanying notes form part of these financial statements. These financial statements were approved by the Board of Directors on March 3, 2006, and were signed on its behalf by:

Charles W. Brady

Martin L. Flanagan

Loren M. Starr

AMVESCAP PLC AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

$’000	Share capital (Note 20)	Exchange- able Share (Note 20)	Share premium	Shares held by employee trusts (Note 20)	Other reserves (Note 21)	Retained earnings	Minority interests	Total
January 1, 2004	$353,967	$584,387	$1,194,397	$(328,417)	$965,624	$671,540	$673	$3,442,171
(Loss) after taxation	—	—	—	—	—	(36,195)	—	(36,195)
Currency translation differences resulting from change in presentation currency	30,536	48,226	104,752	(32,842)	246,934	47,899	1,312	446,817
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	(158,550)	—	—	(158,550)

Total recognized income and expense attributable to equity holders of the Parent	30,536	48,226	104,752	(32,842)	88,384	11,704	1,312	252,072

Total equity before transactions with owners	384,503	632,613	1,299,149	(361,259)	1,054,008	683,244	1,985	3,694,243
Share-based payment charge	—	—	—	—	—	24,011	—	24,011
Dividends	—	—	—	—	—	(135,681)	—	(135,681)
Exercise of options	705	—	7,234	—	(44)	—	—	7,895
Acquisition of subsidiary	2,839	—	—	—	44,503	—	—	47,342
Acquisition earn-out	2	—	77	—	—	—	—	79
Increase in shares held by employee share ownership trusts	—	—	—	(95,458)	—	—	—	(95,458)
Conversion of exchangeable shares into ordinary shares	904	(39,588)	38,684	—	—	—	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	536	536

December 31, 2004	388,953	593,025	1,345,144	(456,717)	1,098,467	571,574	2,521	3,542,967

Adoption of IAS 32/39 on January 1, 2005	—	—	—	—	29,100	—	—	29,100
Profit after taxation	—	—	—	—	—	212,240	—	212,240
Currency translation differences resulting from change in presentation currency	(37,534)	(69,113)	(129,831)	43,244	(304,381)	(63,517)	(376)	(561,508)
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	450,479	—	—	450,479
Gains/losses on available- for-sale assets	—	—	—	—	5,371	—	—	5,371
Tax taken to/recycled from equity	—	—	—	—	8,151	—	—	8,151

Total recognized income and expense attributable to equity holders of the Parent	(37,534)	(69,113)	(129,831)	43,244	188,720	148,723	(376)	143,833

Total equity before transactions with owners	351,419	523,912	1,215,313	(413,473)	1,287,187	720,297	2,145	3,686,800
Share-based payment charge	—	—	—	—	—	52,560	—	52,560
Dividends	—	—	—	—	—	(134,118)	—	(134,118)
Exercise of options	512	—	7,274	—	(66)	—	—	7,720
Acquisition earn-out	154	—	2,039	—	—	—	—	2,193
Conversion of exchangeable shares into ordinary shares	717	(92,134)	91,417	—	—	—	—	—
Redenomination of share capital (Note 20)	(270,991)	—	(1,231,075)	—	1,502,066	—	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	1,148	1,148

December 31, 2005	$81,811	$431,778	$84,968	$(413,473)	$2,789,187	$638,739	$3,293	$3,616,303

The accompanying notes form part of these financial statements.

AMVESCAP PLC AND SUBSIDIARIES

Consolidated Cash Flow Statement

Year-ended December 31, $’000	Notes	2005	2004
Operating profit		$424,559	$87,325
Depreciation, amortization and goodwill impairment	4	94,463	92,522
Interest paid		(88,210)	(85,331)
Interest received		17,389	11,927
Other investment (loss)/income		(15,411)	14,016
Taxation paid		(118,789)	(133,113)
Decrease in receivables		60,994	95,763
(Decrease)/Increase in payables		(31,524)	151,872
Loss on disposal of property, equipment and software		3,796	1,003
Gain on disposal of long-term investments		(520)	(12,004)
Decrease/(Increase) in current investments		122,362	(18,581)

Net cash inflow from operating activities		469,109	205,399
Investing:
Purchase of property and equipment		(38,179)	(51,633)
Disposal of property and equipment		2,184	1,050
Purchase of long-term investments		(25,389)	(45,204)
Disposal of long-term investments		38,641	42,671
Acquisitions of businesses, net of cash acquired of $4.8 million	3	—	(72,284)
Disposal of business, including cash of $0.6 million	3	53,640	18,400

Net cash inflow/(outflow) from investing activities		30,897	(107,000)

Financing:
Issues of ordinary share capital		7,720	7,895
Purchases of shares held by employee share ownership trusts		—	(95,458)
Dividends paid	9	(134,118)	(135,681)
Credit facility, net	17, 19	(81,000)	(79,000)
Issuance of senior notes	17, 19	—	496,087
Repayment of senior notes	17, 19	(79,476)	(320,524)

Net cash outflow from financing activities		(286,874)	(126,681)

Increase/(Decrease) in cash and cash equivalents	19	$213,132	$(28,282)
Foreign exchange movement on cash and cash equivalents		(5,306)	11,884
Cash and cash equivalents, beginning of year		546,928	563,326

Cash and cash equivalents, end of year		$754,754	$546,928

The accompanying notes form part of these financial statements.

AMVESCAP PLC AND SUBSIDIARIES

Notes to the Financial Statements

Note 1. Accounting Policies

Corporate Information

The separate financial statements of AMVESCAP PLC (Parent) and the consolidated financial statements of the Parent and all of its controlled subsidiaries (company) for the year ended December 31, 2005, were authorized for issue in accordance with a resolution of the directors on March 3, 2006. The Parent is incorporated and domiciled in the United Kingdom. Its shares are publicly traded. The principal activities of the company are described in Note 5. The principal accounting policies that are presented below are applicable to both the company and the Parent.

Basis of Accounting and Consolidation

The financial statements consolidate the financial statements of the Parent and all of its controlled subsidiaries. Control is achieved where the Parent has the power to govern the financial and operating policies of the subsidiary so as to obtain the benefits from its activities. No statement of income is presented for the Parent as permitted by S230 of the Companies Act 1985, as amended (the “Companies Act”). The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the Companies Act. Previously, the company followed generally accepted accounting practice in the U.K. (U.K. GAAP), which included standards issued by the U.K. Accounting Standards Board and the pronouncements of its Urgent Issues Task Force, and also the Companies Act. The disclosures required by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” concerning the January 1, 2004 transition from U.K. GAAP to IFRS are given in Note 2.

IFRS comprise standards and interpretations approved by the International Accounting Standards Board and its predecessors, all of which have been approved by the European Commission at the current date. On September 1, 2005, the company adopted the amendment to IAS 39, “Fair value option,” and formally designated its investments on behalf of deferred compensation plans and its linked policyholder assets as Fair Value Through Profit and Loss investments. The fair value of these investments on the designation date was $1.0 billion. Under U.K. GAAP, the linked policyholder assets were classified as a receivable. The company continues to monitor the development of new accounting standards and interpretations that were not effective at December 31, 2005. It is not currently anticipated that the adoption of these standards and interpretations will have a material impact on the financial statements.

The company has changed its presentation currency from sterling to U.S. dollars with effect from December 31, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 29. On December 8, 2005, the Parent redenominated its share capital from sterling to U.S. dollars and changed its functional currency from sterling to U.S. dollars. The U.S. dollar more accurately reflects the currency of the underlying operations and financing of the Parent. See Note C to the Parent financial statements for additional information.

The financial statements have been prepared primarily on the historical cost basis; however certain items are presented using other bases such as fair value and recoverable amounts, where such treatment is appropriate. The financial statements of subsidiaries are prepared for the same reporting year as the Parent and use consistent accounting policies, which, where applicable, have been adjusted to IFRS from local generally accepted accounting principles or reporting regulations. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Minority interests represent the interests in certain entities within the company over which the company has control, but of which the company does not own all of the share capital.

In preparing the financial statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

Acquisition Accounting

On acquisition, the assets, liabilities and contingent liabilities, if reliably measurable, of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of the acquisition over the fair values of the identifiable net assets acquired attributable to the company is recognized as goodwill. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. The results of entities acquired or sold during the year are included from or to the date control changes.

AMVESCAP PLC AND SUBSIDIARIES

Goodwill

Goodwill represents the excess of the cost over the identifiable net assets of businesses acquired and is recorded in the functional currency of the acquired entity. Goodwill is recognized as an asset and is reviewed for impairment annually. The recoverable amounts of each cash generating unit (the lowest group of identifiable assets that generate independent cash flows) are compared to its carrying amount to determine if impairment results. The recoverable amount of a cash generating unit is the higher of the fair value less costs to sell of the cash generating unit or its value-in-use (VIU).

Transaction data for similar assets within the asset management industry are obtained from an external valuations consultant and are used to assess the fair value less costs to sell as part of the annual goodwill impairment test. Key assumptions made in determining the fair value less costs to sell include an analysis of the purchase prices paid for similar acquisitions in the asset management industry as a multiple of the revenue streams acquired. These key assumptions reflect past acquisition experiences within the company and are applied to the cash generating units to arrive at an estimate of the fair value less costs to sell of the cash generating units.

VIU is calculated by first determining the estimate of future cash flows to be generated by the cash generating unit and then applying a discount rate equivalent to the company’s weighted average cost of capital, adjusted for risks specific to the cash generating unit. VIU calculations are based on the cash generating unit’s most recent budgets and (up to) five-year projections. Extrapolations are then made to the projections assuming declining growth rates on cash flow throughout the estimated life of the goodwill. Any impairment is recognized in the income statement and is not subsequently reversed.

On disposal of a business, the attributable amount of goodwill is included in the determination of profit or loss. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amounts. Prior to 1998, goodwill was charged directly to other reserves. The goodwill has not been restated, and will not be included in determining any subsequent profit or loss on disposal.

Intangible Assets

Management contract intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date) and are amortized and recorded as operating expenses on a straight-line basis over their useful lives, usually seven to ten years. Purchased software is capitalized where the related costs can be measured reliably, and it is probable that the asset will generate future economic benefits, and amortized into operating expenses on a straight-line basis over its useful life, usually three to seven years.

Revenue

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, VAT and other sales-related taxes. Revenue is recognized when services have been provided, it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. Revenue represents management, distribution, transfer agent and other fees. Revenue is generally accrued over the period for which the service is provided, or in the case of performance-based management fees, when the contractual performance criteria have been met. Management fee revenues are derived from providing professional expertise to manage client accounts and include fees received from institutional advisory contracts and retail mutual funds, unit trusts, investment companies with variable capital and investment trusts. Management fees vary in relation to the level of client assets managed, and in certain cases are also based on investment performance. Distribution fees include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Transfer agent fees are service fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor’s name. Other fees include trading fees derived from generally non-recurring security or investment transactions and fees earned from the company’s banking subsidiaries, such as interest earned from balances available on demand from clients and credit institutions and commissions earned from derivative instruments. Distribution fees, service fees and advisory fees that are passed through to external parties are presented separately from total revenues to arrive at Net Revenues on the income statement.

Interest income is accrued on cash and other interest-generating financial assets using the effective interest method.

AMVESCAP PLC AND SUBSIDIARIES

Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established.

Deferred Sales Commissions

Mutual fund shares sold without a sales commission at the time of purchase are commonly referred to as “B shares.” B shares typically have an asset-based fee (12b-1 fee) that is charged to the fund over a period of years and a contingent deferred sales charge (CDSC). The CDSC is an asset-based fee that is charged to investors that redeem B shares during a stated period. Commissions paid at the date of sale to brokers and dealers for sales of mutual funds that have a CDSC are capitalized and amortized over a period not to exceed the redemption period of the related fund (generally up to six years).

The company’s Canadian business participates in a funding arrangement with a bank whereby certain future revenue streams from asset-based and deferred redemption fees for each class B equivalent security are sold to the bank by a fund distribution entity unaffiliated with the company. The purchase price paid by the fund distribution entity for the revenue stream associated with any particular security under this arrangement is equal to a percentage of the price at which that security is sold. In return, the bank pays the B-share commissions to the Canadian financial advisors and brokers. There is no recourse to the company with respect to the proceeds from these programs. Under this arrangement, no commissions are capitalized or amortized as the transactions are financed through parties external to the company.

Property, Equipment and Depreciation

Property and equipment includes owned property, computer hardware and other equipment and is stated at cost less accumulated depreciation and any impairment in value. Depreciation is provided on property and equipment at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life: owned buildings over 50 years, leasehold improvements over the shorter of the lease term or useful life of the improvement; computers and other various equipment between three and seven years.

Impairment of Assets Excluding Goodwill

The carrying amounts of assets excluding goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. At each reporting date, an assessment is made for any indication of impairment. If an indication of impairment exists, and if the recoverable amounts (the higher of the fair value less costs to sell or value-in-use) are estimated to be less than the carrying amounts, then the carrying amounts are reduced to their recoverable amounts, and an impairment charge is recognized immediately. The company uses the fair value less costs to sell in determining recoverable amounts. Where an impairment subsequently reverses, the carrying amounts of the assets and equity are increased to the revised estimate of their recoverable amounts, limited to the original carrying amounts less subsequent amortization or depreciation.

Investments

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the company commits to buy or sell the asset. As explained in Note 2, the company has not applied IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” to the 2004 comparative financial statements included herein. Accordingly, the investment balances in the 2004 comparative financial statements are included using the policies and disclosures used under U.K. GAAP.

Policy applicable through December 31, 2004:

Long-term investments, including partnership investments, are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within other income and expense in the income statement in the period in which they arise.

Policy applicable from January 1, 2005:

Investments are initially recognized at fair value, adjusted by transaction costs, and are then classified as fair value through profit and loss, available-for-sale, or held-to-maturity. Fair value through profit and loss and available-for-sale investments are measured at fair value. Gains or losses arising from changes in the fair value of fair value through profit and loss investments are included in income, and gains or losses arising from changes in the fair value of available-for-sale investments are recognized in a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be

AMVESCAP PLC AND SUBSIDIARIES

impaired, at which time the cumulative gain or loss previously reported in equity is included in income. Held-to-maturity investments are measured at amortized cost, taking into account any discounts or premiums. Gains or losses on held-to-maturity investments are recognized in income when the investments are amortized or impaired.

Fair value is determined by reference to an active trading market, using quoted bid prices as of each reporting period end. When a readily ascertainable market value does not exist for an investment (such as the company’s collateralized debt obligations) the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. In certain instances, such as unquoted securities, where the fair values cannot be reliably measured, because the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, the investment is recorded at cost.

Derivative Financial Instruments

The company does not utilize derivative financial instruments to provide a hedge against interest rate or foreign exchange exposures except in the offshore business, where foreign currency forward and swap contracts are purchased daily to hedge against foreign exchange rate movements during the four-day client money settlement period.

Leases

Rentals under operating leases, where the lessor retains substantially all the risks and benefits of ownership of the asset, are charged evenly to the income statement over the lease term. Benefits received and receivable as an incentive to enter an operating lease are also spread evenly over the lease term. When an operating lease obligation becomes onerous, a provision is recorded based on the best estimate of the present value of expenditure required to settle the obligation at the balance sheet date net of estimated sublease income.

Taxation

Tax expense represents the sum of current tax and deferred tax. Current tax is provided on taxable profits based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Deferred income tax is generally provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized.

Deferred tax assets and liabilities are not recognized where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

In respect of temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized, and deferred tax liabilities are recognized where either the timing of the reversal of the temporary difference cannot be controlled or it is probable that the temporary differences will reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

AMVESCAP PLC AND SUBSIDIARIES

Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set off current tax assets against current tax liabilities.

Foreign Currencies

Transactions in foreign currencies (currencies other than the functional currencies of the operation) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Gains and losses arising on retranslation are included in the income statement, with the exception of differences on foreign currency borrowings that provide an effective designated hedge against a net investment in a foreign entity. These differences are taken directly to equity until the disposal of the net investment, at which time they are recognized in the income statement. In the Parent’s financial statements, a fair value hedge is utilized to revalue certain foreign currency investments in subsidiaries, allowing the revaluation of these assets to offset the revaluation of external foreign currency debt in the Parent’s income statement.

The company’s presentation currency and the functional currency of the Parent is U.S. dollars. On consolidation, the assets and liabilities of company subsidiary operations whose functional currencies are currencies other than the U.S. dollar (“foreign operations”) are translated at the rates of exchange ruling at the balance sheet date. Income statement figures are translated at the weighted average rates for the year, which approximate actual exchange rates. Exchange differences arising on the translation of foreign operations’ accounts are taken directly to equity. Goodwill and other fair value adjustments arising on acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at rates of exchange ruling at the balance sheet date.

Pensions

For defined contribution schemes, contributions payable in respect of the accounting period are charged to the income statement. For defined benefit schemes, the cost of providing benefits is separately determined for each plan using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. A portion of actuarial gains and losses is recognized through the income statement if the net cumulative unrecognized actuarial gain or loss at the end of the previous reporting period exceeds the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) at that date and 10% of the fair value of any plan assets. The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses, unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to past service cost plus the present value of available refunds and reductions in future contributions to the plan.

Debt and Financing Costs

Upon initial recognition, debt balances are recorded at the net of the maturity amounts and any debt issue costs. Finance charges and debt issue costs are accounted for using the effective interest method. Interest charges are recognized in the income statement in the period in which they are incurred.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with a maturity upon acquisition of three months or less. Certain cash and cash equivalents balances that are held to satisfy regulatory liquidity requirements are disclosed as restricted cash. Also included in cash and cash equivalents is cash to facilitate our trust operations and customer transactions in the company’s affiliated funds. In addition, cash balances may not be readily accessible to the Parent due to certain tax adequacy requirements. For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and Other Receivables And Payables

Trade and other receivables and payables are recorded at their original invoice amounts, less any provision.

AMVESCAP PLC AND SUBSIDIARIES

Provisions

Provisions are recognized when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Linked Assets and Liabilities

One of the company’s subsidiaries is an insurance entity, established to facilitate retirement savings plans. Fair value through profit and loss investments and policyholder liabilities held by this business meet the definition of financial instruments and are carried in the balance sheet at fair value. Changes in fair value are recorded in the income statement. The liability to the policyholders is linked to the value of the investments. Management fees earned from policyholder investments are accounted for as described in the company’s revenue accounting policy. Policyholder liabilities are measured in accordance with actuarial principles and guidance.

Share-Based Payment

The company issues equity-settled share-based awards to certain employees, which are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the company’s estimate of shares that will eventually vest. Fair value is measured by use of a stochastic valuation model. The expected life of share-based payment awards used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In accordance with the transition provisions of IFRS, the company has applied this policy to all grants after November 7, 2002, that were unvested as of January 1, 2005.

Treasury Shares

Shares held by employee share ownership trusts associated with equity-settled share-based awards that have not vested unconditionally to the company’s employees are valued at cost and are included as deductions from equity.

Dividends

Final dividends are recognized on the declaration date, which is the date when the dividend is formally approved by shareholders. Interim dividends are recognized when paid.

Note 2. First-Time Adoption of IFRS

The transition date to IFRS from U.K. GAAP was January 1, 2004. IFRS 1, “First-Time Adoption of IFRS,” requires the adoption of IFRS accounting policies at the transition date but allows an entity to make certain elections for exemption from certain requirements of IFRS. The company has used the provisions of IFRS 1 in arriving at its transition date balance sheet amounts as follows:

Goodwill

The company has not applied IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before January 1, 2004. The company has elected to apply IAS 21, “The Effects of Changes in Foreign Exchange Rates,” retrospectively to all goodwill arising from business combinations that occurred before the transition date to IFRS. Therefore, the carrying amount of the goodwill in the U.K. GAAP balance sheet at December 31, 2003, adjusted to reflect the underlying balances in the local currencies of the acquired entities, has been brought forward into the opening IFRS balance sheet.

Property and Equipment

The company measures the carrying values of all items of property and equipment at their historical cost in accordance with IAS 16, “Property, Plant and Equipment,” on the date of transition and has not elected to use the fair values at the date of transition as the deemed cost.

AMVESCAP PLC AND SUBSIDIARIES

Employee Benefits

For defined benefit retirement and post-employment medical schemes, the company has recognized all cumulative actuarial gains and losses at the date of transition to IFRS.

Cumulative Translation Differences

The cumulative translation differences recognized in equity for all foreign operations are deemed to be zero at the transition date to IFRS. The gains or losses upon subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include translation differences accumulating after the date of transition to IFRS.

Share-Based Payment

IFRS 2, “Share-Based Payment” has been applied to equity instruments granted after November 7, 2002, but that were unvested by the transition date. The company has not applied IFRS 2 to grants occurring before November 7, 2002, or to grants after November 7, 2002, that vested before January 1, 2005.

Financial Instruments

The company has not applied IAS 32, “Financial Instruments: Presentation and Disclosure,” and IAS 39, “Financial Instruments: Recognition and Measurement,” to its 2004 comparatives. The impact of these standards is reflected through adjustments to equity at January 1, 2005. In the 2004 comparatives, financial instruments are included using the U.K. GAAP measurement bases.

Reconciliations from U.K. GAAP to IFRS

The tables below reconcile total shareholders’ funds at January 1, 2004, and December 31, 2004, under U.K. GAAP to total equity under IFRS, and loss after taxation for the year ended December 31, 2004 from U.K. GAAP to IFRS.

Reconciliation of total U.K. GAAP shareholders’ funds to IFRS total equity

$’000	Jan 1, 2004	Dec 31, 2004
U.K. GAAP shareholders’ funds and minority interests	$3,650,225	$3,577,525
IFRS Transition Adjustments:
Goodwill and intangible assets	(230,618)	(31,262)
Shared-based payment	(12,162)	(12,513)
Defined benefit obligation, net	(54,112)	(57,563)
Dividends	93,310	78,643
Other	(4,472)	(11,863)

IFRS total equity	$3,442,171	$3,542,967

Reconciliation of U.K. GAAP loss after taxation to IFRS loss after taxation

$’000	Year ended Dec 31, 2004
U.K. GAAP loss after taxation	$(312,011)
IFRS Transition Adjustments:
Goodwill	279,953
Share-based payment	934
Defined benefit obligation, net	(561)
Sale of business	4,821
Other	(9,090)
FX upon change in presentation to U.S. dollars	295

IFRS loss after taxation	$(35,659)

AMVESCAP PLC AND SUBSIDIARIES

There were no adjustments to the cash flow statement as a result of the transition from U.K. GAAP to IFRS; rather there were formatting changes to the presentation of the cash flow information. As required by IAS 7, “Cash Flow Statements,” a cash flow statement under IFRS contains three sections of cash flow data: operating, investing and financing. This information is presented to reconcile the movement in cash and cash equivalents during the period. Under U.K. GAAP, the requirements for the presentation of cash flow information include the presentation of different categories of cash flow information, including operating, returns on investments and servicing of finance, taxation, acquisitions and disposals, dividends paid and financing. In addition, the cash flow statement under U.K. GAAP was presented to reconcile the movement in cash that is available within 24 hours without penalty (not cash equivalents or liquid resources) during the period.

IFRS Transition Adjustments:

Goodwill and intangible assets. The company has elected to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the company’s balance sheet at January 1, 2004, and the reversal of any amortization charged in 2004. The company has also elected to apply IAS 21, “The Effects of Changes in Foreign Exchange Rates,” retrospectively to its goodwill and intangible asset balances, which were previously recorded in sterling from their respective acquisition dates. The result of this application is that goodwill and intangible assets have been redenominated into their underlying currencies and the non-U.S. dollar balances will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates.

Share-based payment. The company will recognize a charge in the Income Statement for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

Defined benefit obligation, net. The company will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Income Statement, in accordance with the permitted methods of recognition under IAS 19, “Employee Benefits.” As of January 1, 2004, the excess of defined benefit plan liabilities over the fair value of plan assets was $106.8 million.

Sale of business. During 2004, the company disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written-off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1, “First-Time Adoption of IFRS,” goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the income statement upon disposal of the business. This had the effect of increasing the gain previously reported under U.K. GAAP.

Dividends. The company will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

Reclassifications. For disclosure purposes, IFRS requires that certain reclassifications be made to the financial statements that were presented under U.K. GAAP, including the presentation of third-party distribution, service and advisory fees in the income statement separately from total revenues. Certain balance sheet reclassifications were made, including the presentation of the policyholder assets as investments (previously included in receivables), the presentation of software assets as intangible assets (previously included in property and equipment assets) and the separation of deferred tax liabilities from provisions.

Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

The company adopted IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement,” from January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Investments and shareholders’ equity increased by $29.1 million as a result of these changes, primarily arising from the recognition of net unrealized gains on investments classified as available-for-sale. Also as a result of the adoption of IAS 39, a charge of $6.8 million was recorded within loss on sale of assets, investments and foreign exchange in the income statement during 2005. This charge was the result of foreign exchange revaluation of the U.S. dollar senior notes into sterling and was recorded before the change in functional currency from sterling to U.S. dollars. See Notes 1, 6 , 20 and 27 for additional information.

AMVESCAP PLC AND SUBSIDIARIES

The company has also applied IFRS 4, “Insurance Contracts,” from January 1, 2005, and has reclassified its linked policyholder assets, where they were presented under U.K. GAAP, into investments classified as fair value through profit and loss.

Note 3. Acquisitions and Dispositions

On July 15, 2005, the company completed the sale of the AMVESCAP Retirement business. This business provided administrative, recordkeeping, brokerage, trust and custodial services for retirement plans, individual retirement accounts, and education savings programs and accounts. The company disposed of all rights, title and interests in this business, including all of the issued and outstanding capital of one of its subsidiaries, AMVESCAP Services Inc. The results of this business are included through the closing date of the transaction. The disposal is analyzed as follows:

$’000
Non-current assets	6,165
Current assets, including cash of $0.6 million	9,595
Current liabilities assumed	7,700

23,460
Gain on sale	32,626

Cash consideration	56,086

On March 1, 2004, the company acquired 100% of the voting power over Stein Roe Investment Counsel LLC (Stein Roe) for consideration totaling $163.7 million, which includes earn-out provisions of $43.0 million. Goodwill and management contract intangible assets of $157.9 million have been recorded on this acquisition, net cash paid was $68.5 million, and shares were issued in satisfaction of $47.3 million purchase consideration.

From the date of acquisition through the end of 2004, Stein Roe revenues were $30.6 million. If the acquisition had taken place on January 1, 2004, Stein Roe revenues for the year would have been approximately $40 million. Immediately following the acquisition, employees and cost streams were combined with the other businesses in the Private Wealth Management division. It is therefore impracticable to segregate the post acquisition expenses associated with the acquired entity.

The book and fair values of net assets acquired were determined as follows:

$’000	Book value	Fair value adjustments	Fair value
Non-current assets, including acquired goodwill and intangible assets	37,767	(34,500)	3,267
Receivables	3,443	1,173	4,616
Cash	4,823	—	4,823
Payables	(6,941)	—	(6,941)

Net assets	39,092	(33,327)	5,765
Goodwill and intangible assets			157,900

			163,665
Satisfied by:
Issuance of 6.1 million ordinary shares			47,342
Cash paid and provisions established			116,323

Total fair value of net assets			163,665

The value of the share consideration was determined by reference to the fair value of an ordinary share of AMVESCAP PLC at the acquisition date, which was £4.17. Adjustments include the write-off of pre-acquisition goodwill to equity and the establishment of deferred tax assets related to certain creditor balances.

On March 31, 2004, the company completed the sale of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of $11.8 million was recorded within Gain on sale of business in the income statement. The disposal is analyzed as follows:

AMVESCAP PLC AND SUBSIDIARIES

$’000
Non-current assets sold	2,134
Other costs related to sale	6,736

8,870
Gain on sale	11,831

Consideration (cash of $18.4 million)	20,701

In December 2005, AMVESCAP outsourced its banking operations in Germany and on January 31, 2006, completed the sale of its German banking license. Net assets at December 31, 2005, were $7.1 million. On January 23, 2006, the company announced the acquisition of PowerShares Capital Management LLC (PowerShares). The transaction, subject to certain conditions including approvals from the Board of Directors and the shareholders of PowerShares, is expected to close in the second or third quarter of 2006. The initial purchase consideration is $60 million to be paid on closing. Additional consideration of up to a maximum of $670 million is payable in the future depending on the achievement of various revenue and assets under management growth targets.

Note 4. Additional Operating Expense Information

$’000	2005	2004
Wages and salaries	785,748	743,538
Payroll-related costs	53,136	50,355
Pension costs	73,342	66,516
Benefits costs	41,270	42,720
Share-related compensation	64,280	30,018
Other compensation costs	26,930	33,641

Total Compensation Costs	1,044,706	966,788

The average number of employees of the company during the year was 6,261 (2004: 6,812). Of these totals, 4,593 (2004: 4,824) were employed in North America and the remainder were employed in the U.K., Europe and Asia.

Included in operating expenses are the following non-cash charges:

$’000	2005	2004
Depreciation	43,570	51,353
Amortization	34,337	41,169
Goodwill impairment charge	16,556	—

	94,463	92,522

Included in operating expenses in 2005 is a restructuring charge of $75.7 million, related to operational and structural changes made as a result of a review of the business.

$’000, except per share data	2005
Staff termination costs	45,014
Property costs	20,386
Fund rationalization costs	6,936
Other	3,354

Total restructuring charge	75,690
Taxation	(17,439)

Net income charge	58,251

Per share impact	$0.07

The consolidated income statement for 2004 includes a charge of $413.2 million relating to the mutual fund market timing investigations by regulators in the United States. The charge comprised settlement payments and civil penalties of $376.7 million, along with related costs of $36.5 million, primarily additional legal costs associated with the investigations. Previously, when reporting under U.K. GAAP, the settlement charge was included in exceptional items totaling $450.3 million. The exceptional items, as reported in 2004, also included $37.0 million primarily relating to estimates of lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. These items have been reclassified into operating expenses in 2005.

AMVESCAP PLC AND SUBSIDIARIES

Cash paid in 2005 related to the restructuring charge was $14.5 million and relating to the U.S. regulatory settlement was $173.6 million (2004: $237.7 million was paid relating to the U.S. regulatory settlement).

Note 5. Segmental Information

For management reporting purposes prior to the end of 2005, the company was organized into seven operating segments, including a Corporate segment. Each operating segment performed asset management activities. The company generally recorded inter-segment services and transfers as if the services or transfers were provided to third parties at current market prices. Beginning January 1, 2006, management realigned the business to achieve increased efficiencies and does not expect to continue to manage the business under the divisional business structure used in the past, which is presented below.

AMVESCAP PLC AND SUBSIDIARIES

2005

$’000	AIM U.S.	AIM Canada	INVESCO U.S.	INVESCO U.K.	INVESCO Europe/ Asia	Private Wealth/ Retirement	Total
Operating Profit information
Total Revenues	966,141	592,123	395,056	704,195	112,880	108,823	2,879,218

Net Revenues:
External	737,710	384,148	374,881	485,502	83,747	107,249	2,173,237
Inter-segment	4,323	(10,613)	17,607	(62,774)	42,617	8,840	—

	742,033	373,535	392,488	422,728	126,364	116,089	2,173,237

Operating profit	248,477	210,326	102,041	97,312	(13,009)	(33,404)	611,743

Restructuring charge							(75,690)
Unallocated corporate expenses							(111,494)
Operating profit							424,559
Other net gains							20,661
Interest expense							(85,142)

Profit before taxation							360,078
Taxation							(146,690)

Profit after taxation							213,388

Balance Sheet information
Segment assets	473,985	117,952	928,282	2,930,173	396,651	339,126	5,186,169
Corporate assets							2,391,459

Total assets							7,577,628
Segment liabilities	(211,104)	(74,284)	(351,150)	(1,806,170)	(120,596)	(33,168)	(2,596,472)
Corporate liabilities							(1,364,853)

Total liabilities							(3,961,325)

Other information
Capital additions
Property and equipment	14,787	3,428	439	1,984	2,069	2,026	24,733
Intangible assets	7,406	1,288	1,407	2,901	44	401	13,447

Total capital additions	22,193	4,716	1,846	4,885	2,113	2,427	38,180
Depreciation, amortization and impairment	15,946	6,916	6,191	18,785	2,271	30,185	80,294

Corporate depreciation and amortization							14,169

Total depreciation, amortization and impairment							94,463

Portions of the Retirement division were sold during the year. See Note 3 for further information.

AMVESCAP PLC AND SUBSIDIARIES

2004

$’000	AIM U.S.	AIM Canada	INVESCO U.S.	INVESCO U.K.	INVESCO Europe/ Asia	Private Wealth/ Retirement	Total
Operating Profit information
Total Revenues	1,064,748	525,981	358,982	555,339	132,467	119,974	2,757,491
Net Revenues:
External	826,797	332,381	344,781	396,149	101,291	123,062	2,124,461
Inter-segment	(14,770)	(12,521)	7,048	(51,093)	41,403	29,933	—

	812,027	319,860	351,829	345,056	142,694	152,995	2,124,461

Operating profit	280,354	174,265	92,930	21,593	6,392	(11,730)	563,804
U.S. regulatory settlement							(413,211)
Unallocated corporate expenses							(63,268)

Operating profit							87,325
Other net gains							32,875
Interest expense							(81,171)

Profit before taxation							39,029
Taxation							(74,688)

Profit after taxation							(35,659)

Balance Sheet information
Segment assets	524,960	178,573	701,587	2,336,233	516,600	334,687	4,592,640
Corporate assets							2,826,991

Total assets							7,419,631
Segment liabilities	(393,560)	(80,612)	(349,818)	(1,224,923)	(253,278)	(26,623)	(2,328,814)
Unallocated corporate liabilities							(1,547,850)

Consolidated total liabilities							(3,876,664)

Other information
Capital additions
Property and equipment	19,367	1,346	1,814	6,831	1,147	2,154	32,659
Intangible assets	12,257	845	1,997	18	384	3,473	18,974

Total capital additions	31,624	2,191	3,811	6,849	1,531	5,627	51,633
Depreciation and amortization	28,328	7,738	7,718	26,267	3,155	16,526	89,732
Corporate depreciation and amortization							2,790

Total depreciation, amortization and impairment							92,522

AMVESCAP PLC AND SUBSIDIARIES

Geographical analysis of the company’s business, is as follows:

2005

$’000	U.K.	U.S.	Canada	Europe/ Asia	Total
Operating Profit information	704,195	1,470,020	592,123	112,880	2,879,218
Total Revenues
Net Revenues:
External	485,502	1,219,840	384,148	83,747	2,173,237
Inter-segment	(62,774)	30,770	(10,613)	42,617	—

	422,728	1,250,610	373,535	126,364	2,173,237

Balance Sheet information
Segment assets	2,951,600	1,719,966	117,952	396,651	5,186,169
Corporate assets					2,391,459

Total assets					7,577,628
Capital additions
Property and equipment	1,984	17,252	3,428	2,069	24,733
Intangible assets	2,901	9,214	1,288	44	13,447

Total capital additions	4,885	26,466	4,716	2,113	38,180

2004

$’000	U.K.	U.S.	Canada	Europe/ Asia	Total
Operating Profit information
Total Revenues	557,963	1,541,080	525,981	132,467	2,757,491
Net Revenues:
External	398,685	1,292,104	332,381	101,291	2,124,461
Inter-segment	(50,929)	22,047	(12,521)	41,403	—

	347,756	1,314,151	319,860	142,694	2,124,461

Balance Sheet information
Segment assets	2,361,281	1,536,676	178,573	516,110	4,592,640
Unallocated corporate assets					2,826,991

Total assets					7,419,631
Capital additions
Property and equipment	6,831	23,335	1,346	1,147	32,659
Intangible assets	18	17,727	845	384	18,974

Total capital additions	6,849	41,062	2,191	1,531	51,633

Net revenues reflects the geographical segments from which services are provided.

Note 6. Other Income and Expenses

$’000	2005	2004
Investment Income:
Interest receivable	16,705	10,395
Gain on disposal of assets	312	134
Gain from listed investments	1,162	5,014
Gain from unlisted investments	4,440	12,868
Profit of associated companies	740	1,480

	23,359	29,891

Loss on sale of assets investments, and FX:
Loss on disposal of assets	(10,522)	(343)
Loss from unlisted investments	(2,004)	(8,504)
Loss from Taiwan bonds	(11,293)	—
Foreign exchange	(11,505)	—

	(35,324)	(8,847)

AMVESCAP PLC AND SUBSIDIARIES

The loss on disposal of assets includes $7.2 million that arises from the outsourcing of the defined contribution platform in the U.K.

Note 7. Interest Expense

$’000	2005	2004
Senior notes	62,509	63,452
Credit facility	4,484	5,666
Debt retirement costs	—	5,101
U.S. regulatory settlement*	7,235	2,360
Other	10,914	4,592

	85,142	81,171

*	Interest costs associated with the payment terms of the U.S. regulatory settlement

Note 8. Taxation

$’000	2005	2004
Consolidated income statement
Current Income Tax
Corporation tax for the period	(126,537)	(103,970)
Adjustments in respect of prior periods	(2,933)	(3,372)
Deferred Income Tax
Relating to origination and reversal of temporary differences	(17,880)	35,371
Adjustments in respect of prior periods	660	(2,717)

Income tax expense reported in the consolidated income statement	(146,690)	(74,688)

Total U.K. corporation tax	(18,013)	(2,391)
Total foreign income tax	(128,677)	(72,297)

Income tax expense reported in the consolidated income statement	(146,690)	(74,688)

Consolidated statement of changes in equity
Deferred tax related to additional tax deduction for share-based payment	12,518	—
Deferred tax related to mark-to-market adjustments on available-for-sale investments	(7,497)	—
Current tax related to realized foreign exchange loss	3,130	—

Income tax (expense) benefit reported in equity	8,151	—

A reconciliation between tax expense and the product of accounting profit multiplied by the blended average statutory income tax rate of the company for the years ended December 31, 2005 and 2004 is as follows:

$’000	2005	2004
Accounting profit before tax from continuing operations	360,078	39,029

At blended average statutory income tax rate of 35.12% (2004: 33.42%)	126,456	13,044
Effects of:
Non-deductible investment write-offs	5,622	3,207
Adjustment in respect of prior periods	2,273	6,089
Other permanent items	3,908	(5,602)
Europe and Asia restructuring provisions	9,835	—
Europe and Asia operating losses	10,683	3,439
Previously unrecognized losses	(6,345)	—
Additional tax loss on retirement division sale	(3,955)	—
Net movement in tax reserves	(1,787)	1,111
Non-deductable U.S. regulatory settlement penalties	—	53,400

Income tax expense as reported in the consolidated income statement	146,690	74,688

Our subsidiaries operate in several taxing jurisdictions around the world, each with its own statutory income tax rate. As a result, the blended average statutory income tax rate will vary from year to year depending on the mix of the profits and losses of our subsidiaries. The majority of our profits are earned in the U.S., Canada and the U.K. The current U.K. statutory tax rate is 30%, the Canadian statutory tax rate is 36.12% and the U.S. statutory tax rate can range from 36%–42% depending upon the applicable state tax rate(s).

AMVESCAP PLC AND SUBSIDIARIES

Deferred income tax at December 31 related to the following:

Deferred Tax Assets

$’000	2005	2004
Deferred compensation arrangements	82,398	42,103
Restructuring accruals	24,513	63,458
Tax losses carried forward	17,803	32,816
Post-retirement medical, pension and other benefits	45,926	48,016
Fixed asset depreciation	7,208	4,618
Investment basis differences	6,275	6,656
Other	13,650	13,508

Ending balance prior to offset	197,773	211,175
Offset within same tax jurisdiction	(47,173)	(61,061)

Net deferred tax assets	150,600	150,114

Deferred Tax Liabilities

$’000	2005	2004
Deferred sales commissions	(28,477)	(39,647)
Intangible asset amortization	(10,421)	(12,031)
Undistributed earnings of subsidiaries	(3,770)	(4,167)
Basis differences on available for sale assets	(7,099)	—
Revaluation reserve	(6,406)	—
Tax reserves	(33,169)	(36,655)
Other	(1,327)	(5,216)

Ending balance prior to offset	(90,669)	(97,716)
Offset within same tax jurisdiction	47,173	61,061

Net deferred tax liabilities	(43,496)	(36,655)

Deferred tax assets net of liabilities	107,104	113,459

Movements on net deferred tax of $(6.4) million comprise a deferred tax expense in the consolidated income statement of $17.2 million less foreign exchange and other reclasses of $5.8 million and $5.0 million reflected in the statement of changes in equity:

Deferred Tax in the statement of changes in equity:

$’000	2005	2004
Deferred tax related to additional tax deduction for share-based payment	12,518	—
Deferred tax related to mark-to- market adjustments on available- for-sale investments	(7,497)	—

	5,021	—

Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set off current tax assets against current tax liabilities.

At December 31, 2005, the company had tax loss carryforwards accumulating in certain subsidiaries in the aggregate of $127.5 million (2004: $73.1 million) for which deferred tax has not been recognized as the losses may not be utilized to offset taxable profits elsewhere in the company, and they have arisen in subsidiaries that have not shown a history of taxable profits and/or the amount of the losses is greater than the expected profit in the near future. The tax loss carryforwards at December 31, 2005 will expire as follows:

$’000	2006–2008	2009–2011	After 2011	Unlimited
	5,211	11,179	1,793	109,335

Deferred tax assets of $17.8 million (2004: $32.8 million) have been recognized on tax losses in certain subsidiaries as it is more likely than not that each subsidiary will have taxable profits in the foreseeable future to enable utilization of the amounts recognized.

AMVESCAP PLC AND SUBSIDIARIES

Deferred tax liabilities are recognized for taxes that would be payable on the unremitted earnings of the company’s non-U.K. subsidiaries, associates, and joint ventures except where there is no intention to distribute subsidiary earnings in the foreseeable future or for associates and joint ventures where profits cannot be distributed without the consent of the parent company. The temporary difference associated with our investment in Canada for which deferred tax liabilities have not been recognized is estimated to be $500.0 million (2004: $470.0 million). If distributed as a dividend, Canadian withholding tax of 5% would apply. For associates and joint ventures, no consent to distribute profits was given as of the balance sheet date.

Deferred tax liabilities in the amount of $3.8 million (2004: $4.2 million) for additional U.K. tax have been recognized for unremitted earnings of certain subsidiaries that have regularly remitted earnings to the Parent and are expected to continue to remit earnings in the foreseeable future.

There are no adverse income tax consequences to the company related to the payment of dividends by the company to its shareholders.

Note 9. Dividends

$’000	2005	2004
Declared and paid during the year:
Final dividend in respect of 2004, 5.0p per share (2003: 6.5p)
Ordinary shares	72,408	96,312
Exchangeable shares	2,573	3,496

Final dividend paid	74,981	99,808

Interim dividend paid in respect of 2005, 4.0p per share (2004: 2.5p)
Ordinary shares	57,162	34,555
Exchangeable shares	1,975	1,318

Interim dividend paid	59,137	35,873

Total dividend paid	134,118	135,681

Proposed for approval at AGM (not recognized as a liability at Dec 31):
Final proposed in respect of 2005, 5.5p per share (2004: 5.0p)
Ordinary shares	76,308	75,943
Exchangeable shares	2,163	2,702

Final dividend proposed	78,471	78,645

Up to and including the 2005 final dividend, dividends were declared in sterling. The final dividend proposed will not equal the final dividend paid due to foreign exchange rate movement and changes in the number of shares over which the dividend is ultimately paid.

The trustees of the Employee Share Option Trust waived dividends amounting to $3.1 million in 2005 (2004: $3.2 million).

Note 10. Earnings per Share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

The calculation of earnings per share is as follows:

’000	Profit/(loss) attributable to equity holders of the parent	Number of shares	Per share amount
2005
Basic earnings per share	$212,240	793,958	$0.27
Dilutive effect of options	—	11,105

Diluted earnings per share	$212,240	805,063	$0.26

2004
Basic and diluted earnings per share	$(36,195)	802,160	$(0.05)

AMVESCAP PLC AND SUBSIDIARIES

Profit before the restructuring charge in 2005 and the U.S. regulatory settlement in 2004 is a more appropriate basis for the calculation of earnings per share because this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

’000	Profit before the restructuring charge	Number of shares	Per share amount
2005
Basic earnings per share	$270,491	793,958	$0.34
Dilutive effect of options	—	11,105

Diluted earnings per share	$270,491	805,063	$0.34

’000	Profit before the U.S. regulatory settlement	Number of shares	Per share amount
2004
Basic earnings per share	$281,978	802,160	$0.35
Dilutive effect of options	—	4,527

Diluted earnings per share	$281,978	806,687	$0.35

Profit/(loss) attributable to equity holders of the Parent and diluted earnings per share are reconciled to profit and earnings per share before the restructuring charge in 2005 and the U.S. regulatory settlement charges in 2004 as follows:

$’000, except per share data	Profit/(loss)	Diluted earnings per share
2005
Profit attributable to equity holders of the Parent	$212,240	$0.26
Restructuring charge	75,690	0.09
Tax benefit resulting from restructuring charge	(17,439)	(0.02)
Other adjustments	—	0.01

Profit before the restructuring charge	$270,491	$0.34

2004
Loss attributable to equity holders of the Parent	$(36,195)	$(0.05)
U.S. regulatory settlement	413,211	0.51
Tax benefit resulting from U.S. regulatory settlement charge	(95,038)	(0.11)

Profit before the U.S. regulatory settlement charge	$281,978	$0.35

Note 11. Goodwill

$’000
January 1, 2004	3,984,878
Acquisition	125,842
Other adjustments	(7,660)
Reduction in earn-out provisions	(49,517)
Foreign exchange	263,848

December 31, 2004	4,317,391

Impairment charge recognized during the year	(16,556)
Other adjustments	7,440
Reduction in earn-out provisions	(1,082)
Foreign exchange	(93,545)

December 31, 2005	4,213,648

AMVESCAP PLC AND SUBSIDIARIES

Goodwill acquired through business combinations is allocated to the following segments, which are also considered cash generating units for impairment testing:

$’000	2005	2004
Cash Generating Unit:
AIM U.S.	228,611	228,611
AIM Canada	1,519,394	1,436,925
INVESCO U.S.	454,501	460,411
INVESCO U.K.	1,547,143	1,700,819
INVESCO Europe/Asia	245,197	255,841
Private Wealth Management	218,802	234,784

	4,213,648	4,317,391

Acquisitions completed by AMVESCAP are generally unique to one cash generating unit and have resulting goodwill allocated directly to the cash generating unit. In certain cases acquisitions have occurred that have involved more than one cash generating unit. In these cases, the goodwill is allocated to the cash generating units by the percentage of revenue that the unit will obtain compared to the total revenue acquired. By using a percentage of revenue, the goodwill will be matched to the cash generating unit’s economic benefits received from the acquisition.

The 2005 goodwill impairment review was based on fair value less costs to sell for all cash generating units except Private Wealth Management, which was based on value-in-use. The impairment review methodology employed is presented in Note 1. As a result of the 2005 goodwill impairment review, the company recognized a non-cash goodwill impairment charge of $16.6 million ($10.4 million after tax, or $0.01 per share) included in General and Administrative costs on the income statement related to the Private Wealth Management business. The key assumptions used to determine the fair value of the Private Wealth Management business included: a) cash flow periods of 20 years (the assumed useful life of the goodwill); and b) a discount rate of 12%, which was based upon the company’s weighted average cost of capital, adjusted for the risks associated with the operations. A variance in the discount rate could have a significant impact on the amount of the goodwill impairment charge recorded. For example, a 1% increase in the discount rate would have caused an increase in the goodwill impairment charge of approximately $31 million. A 1% decrease in the discount rate would have resulted in no impairment.

Note 12. Intangible Assets

Intangible assets are comprised of purchased software and management contract intangible assets that arose from prior acquisitions of subsidiaries. Amortization of software intangible assets is included within Technology/telecommunications in the income statement. Amortization of management contract intangible assets is included within General and Administrative costs in the income statement.

AMVESCAP PLC AND SUBSIDIARIES

$’000	Software	Management Contract Intangibles	Total
Cost:
January 1, 2004	201,867	58,431	260,298
Foreign exchange	5,267	490	5,757
Additions	18,974	—	18,974
Business acquisition	—	32,058	32,058
Disposals	(2,116)	—	(2,116)
Other adjustments		1,143	1,143

December 31, 2004	223,992	92,122	316,114

Accumulated amortization:
January 1, 2004	(133,940)	(11,064)	(145,004)
Foreign exchange	(1,635)	(150)	(1,785)
Provided during the year	(32,299)	(8,870)	(41,169)
Disposals	1,713	—	1,713

December 31, 2004	(166,161)	(20,084)	(186,245)

Net book value:
December 31, 2004	57,831	72,038	129,869

Cost:
January 1, 2005	223,992	92,122	316,114
Foreign exchange	(4,731)	(722)	(5,453)
Additions	13,447	—	13,447
Business disposition	(16,853)	—	(16,853)
Disposals	(7,739)	—	(7,739)

December 31, 2005	208,116	91,400	299,516

Accumulated amortization:
January 1, 2005	(166,161)	(20,084)	(186,245)
Foreign exchange	2,542	126	2,668
Provided during the year	(24,980)	(9,357)	(34,337)
Business disposition	13,003	—	13,003
Disposals	4,366	—	4,366

December 31, 2005	(171,230)	(29,315)	(200,545)

Net book value:
December 31, 2005	36,886	62,085	98,971

Note 13. Investments

Non-Current Investments

$’000	2005	2004
Available-for-sale investments:
Partnerships	31,254	18,717
Collateralized debt obligations	48,520	35,751
Seed money in affiliated mutual funds/products	37,532	26,009
Treasury/government agency securities	3,820	4,345
Other	8,304	6,492
Fair value through profit and loss investments:
Investments held on behalf of deferred compensation plans	8,782	32,942
Held to maturity investments:
Treasury/governmental agency securities	11,198	10,222

Total non-current investments	149,410	134,478

Listed	24,276	25,522
Unlisted	125,134	108,956

	149,410	134,478

AMVESCAP PLC AND SUBSIDIARIES

Current Investments

$’000	2005	2004
Available-for-sale investments:
Bank liquidity investments	—	93,641
Seed money in affiliated mutual funds/products	25,106	29,348
Treasury/governmental agency securities	1,280	11,565
Fair value through profit and loss investments:
Assets held for policyholders	1,170,804	796,384
Other	2,904	24,587
Held to maturity investments:
Treasury/governmental agency securities	1,982	2,999

Total current investments	1,202,076	958,524

Listed	22,345	110,871
Unlisted	1,179,731	847,653

	1,202,076	958,524

As discussed in Note 2, the company adopted IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement,” from January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. The disclosures above reflect the 2004 U.K. GAAP balances in the IFRS formats.

At December 31, 2004 the fair value of available-for-sale investments was $254.8 million. During 2005, fair value movements on available-for-sale investments were $5.4 million and were recorded as movements in equity. As discussed in Note 1, the fair values of collateralized debt obligations are determined using discounted cash flow analyses. An increase or decrease in the discount rate of 1% could change the valuation of the collateralized debt obligations by $1.3 million. The fair value of long-term held to maturity investments is $11.1 million at December 31, 2005 (2004: $10.4 million). The fair value of short-term held to maturity investments is $2.0 million at December 31, 2005 (2004: $3.0 million).

Note 14. Property and Equipment

$’000	Technology and other equipment	Freehold Land and buildings	Total
Cost:
January 1, 2004	482,876	97,142	580,018
Foreign exchange	13,915	8,172	22,087
Additions	32,553	106	32,659
Business acquisition	3,268	—	3,268
Disposals	(16,913)	—	(16,913)

December 31, 2004	515,699	105,420	621,119

Accumulated depreciation:
January 1, 2004	(342,224)	(4,189)	(346,413)
Foreign exchange	(12,123)	492	(11,631)
Provided during the year	(48,567)	(2,786)	(51,353)
Disposals	15,265	–	15,265

December 31, 2004	(387,649)	(6,483)	(394,132)

Net book value:
December 31, 2004	128,050	98,937	226,987

AMVESCAP PLC AND SUBSIDIARIES

$’000	Technology and other equipment	Freehold Land and buildings	Total
Cost:
January 1, 2005	515,699	105,420	621,119
Foreign exchange	(10,623)	(9,297)	(19,920)
Additions	24,733	—	24,733
Business disposition	(18,767)	—	(18,767)
Disposals	(17,050)	(7,355)	(24,405)

December 31, 2005	493,992	88,768	582,760

Accumulated depreciation:
January 1, 2005	(387,649)	(6,483)	(394,132)
Foreign exchange	9,846	691	10,537
Provided during the year	(41,915)	(1,655)	(43,570)
Business disposition	16,801	–	16,801
Disposals	7,648	–	7,648

December 31, 2005	(395,269)	(7,447)	(402,716)

Net book value:
December 31, 2005	98,723	81,321	180,044

Note 15. Trade and Other Receivables

$’000	2005	2004
Unsettled fund receivables	411,998	245,489
Trade receivables	196,728	213,091
Prepayments	57,524	85,689
Accrued income	38,702	34,662
Customer and counterparty receivables	1,383	165,423
Other receivables	42,846	100,004

	749,181	844,358

Note 16. Current Liabilities

$’000	2005	2004
Policyholder liabilities	1,170,804	796,384
Unsettled fund payables	423,805	239,796
Accruals and other liabilities	324,501	449,354
Customer and counterparty payables	234,484	464,251
Compensation and benefits	225,113	184,772
Trade payables	75,428	74,144
Current provisions	52,108	28,449
Current maturities of long-term debt	10,045	79,476
Corporation tax payable	6,871	10,161

	2,523,159	2,326,787

As discussed in Note 1, policyholder liabilities are marked to their market value and are held as fair value through profit and loss financial liabilities.

AMVESCAP PLC AND SUBSIDIARIES

Note 17. Long-Term Debt

$’000	2005 Book Value	2005 Fair Value	2004 Book Value	2004 Fair Value
Senior notes:
US$79.5 million due May 16, 2005 at 6.6%	—	—	79,476	80,575
US$300 million due January 15, 2007 at 5.9%	299,410	302,055	298,741	306,350
US$300 million due December 15, 2009 at 4.5%	297,854	291,891	297,856	296,241
US$350 million due February 27, 2013 at 5.375%	346,698	345,587	346,234	351,518
US$200 million due December 15, 2014 at 5.375%	198,229	196,215	198,231	193,847
US$10 million due December 15, 2006 at 6.875%	10,045	10,170	10,106	10,315
US$900 million credit facility expiring March 31, 2010	70,000	70,000	151,000	151,000

Total debt	1,222,236	1,215,918	1,381,644	1,389,846
Less: current maturities of long-term debt	(10,045)	(10,170)	(79,476)	(10,315)

Total long-term debt	1,212,191	1,205,748	1,302,168	1,379,531

The credit facility provides for borrowings of various maturities and contains certain conditions. Financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.25:1.00 and a coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters ended before the date of determination). Interest is payable on the credit facility based upon LIBOR, Prime, Federal Funds or other bank-provided rates in existence at the time of each borrowing.

Analysis of Borrowings:

$’000	2005	2004
Less than one year	10,045	79,476
Between one and three years	299,410	308,847
Between three and five years	367,854	297,856
Thereafter	544,927	695,465

Total debt	1,222,236	1,381,644

Note 18. Provisions

$’000	Acquisition	Defined benefit obligation	Leases and other	Total
January 1, 2005
Current	11,845	—	16,604	28,449
Non-current	49,592	117,137	44,325	211,054

	61,437	117,137	60,929	239,503
Cash paid	(7,569)	(272)	(11,456)	(19,297)
Reduction in earn-out provisions	(3,136)	—	—	(3,136)
German bank pension	—	11,125	—	11,125
Discount rate unwinding	—	—	1,703	1,703
Provisions released	—	—	(2,095)	(2,095)
Provisions established	—	8,546	10,581	19,127
Other adjustments	—	(904)	(1,194)	(2,098)
Foreign exchange	(1,530)	(6,986)	(1,729)	(10,245)

December 31, 2005	49,202	128,646	56,739	234,587

Current	17,394	23,465	11,249	52,108
Non-Current	31,808	105,181	45,490	182,479

Total	49,202	128,646	56,739	234,587

AMVESCAP PLC AND SUBSIDIARIES

Expected timing of payments for provisions is as follows:

$’000	Total	Less than 1 year	1–3 years	3–5 years	Thereafter
Acquisition provisions	49,202	17,394	31,808	—	—
Defined benefit obligation	128,646	23,465	2,490	2,119	100,572
Leases and other	56,739	11,249	16,881	9,646	18,963

Total	234,587	52,108	51,179	11,765	119,535

Acquisition provisions consist of a $35.7 million earn-out provision established for the acquisition of Stein Roe. The earn-out provision will be released annually through the third anniversary of the closing in 2007 and will be satisfied by the issuance of shares and the payment of cash. Also included in acquisition provisions is $4.6 million remaining on a retention provision established at the time of the acquisition of National Asset Management, which is expected to be settled in cash during 2006. The acquisition of the real estate asset management business of Hypo und Vereinsbank in 2003 resulted in the recognition of a $5.9 million deferred acquisition provision, to be paid in 2006.

The company operates defined benefit schemes for qualifying employees of its subsidiaries in the U.K., Ireland, Germany, Taiwan and the U.S. The company also operates a post-retirement medical plan in the U.S. See Note 24 for additional details.

Lease provisions of $53.7 million at December 31, 2005, consist of an estimate of the costs associated with onerous leases resulting from excess office space in the U.S. and the U.K. The provisions reflect calculations of the lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. Other provisions of $3.1 million include amounts established to meet various client claims.

Note 19. Analysis of Cash, Cash Equivalents and Net Debt

$’000	January 1	Cash flow	Non-cash changes and translation	December 31
2005
Net cash:
Total cash	546,928	213,132	(5,306)	754,754
Less: cash equivalents	(151,546)	(114,146)	695	(264,997)

	395,382	98,986	(4,611)	489,757
Client cash*	(290,333)	23,671	541	(266,121)

	105,049	122,657	(4,070)	223,636
Cash equivalents	151,546	114,146	(695)	264,997
Debt due within one year	(79,476)	79,476	(10,045)	(10,045)
Debt due after more than one year	(1,302,168)	81,000	8,977	(1,212,191)
Finance leases	(170)	—	53	(117)

Net Debt	(1,125,219)	397,279	(5,780)	(733,720)

2004
Net cash:
Total cash	563,326	(28,282)	11,884	546,928
Less: cash equivalents	(153,468)	10,747	(8,825)	(151,546)
Bank overdraft	(397)	497	(100)	—

	409,461	(17,038)	2,959	395,382
Client cash*	(291,707)	2,086	(712)	(290,333)

	117,754	(14,952)	2,247	105,049
Cash equivalents	153,468	(10,747)	8,825	151,546
Debt due within one year	—	320,524	(400,000)	(79,476)
Debt due after more than one year	(1,283,655)	(417,087)	398,574	(1,302,168)
Finance leases	(13)	—	(157)	(170)

Net Debt	(1,012,446)	(122,262)	9,489	(1,125,219)

*	Client cash includes deposits in subsidiary trust institutions as well as cash held by certain distributor subsidiaries to facilitate customer transactions in the company’s affiliated funds. In addition, certain cash balances may not be readily accessible to the

AMVESCAP PLC AND SUBSIDIARIES

Parent due to certain tax and adequacy requirements.

Included in cash and cash equivalents at December 31, 2005, is $0.5 million (2004: $0.6 million) that is not available for general use by the company due to regulatory net capital restrictions required in certain subsidiary locations.

Note 20. Called Up Share Capital and Exchangeable Shares

Ordinary Shares

	2005		2004
’000	Number	Book Value	Number	Book Value
Authorized ordinary shares of 10 cents each (2004: 25 pence each)	1,050,000	$105,000	1,050,000	$503,790

Allotted, called up and fully paid ordinary shares of 10 cents each (2004: 25 pence each)	818,107	$81,811	810,657	$388,953
Authorized and issued deferred sterling shares of £1 each	50	$87	—	$—

Effective December 8, 2005, the ordinary share capital of the Parent was redenominated from 25 pence per share to 10 cents per share implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act. Following Court approval, the sterling share capital was reduced to £nil and the related share premium account was cancelled. The credits arising on the Parent’s books were then transferred to a special reserve, converted to U.S. dollars using the foreign exchange rate on the effective date, and applied by the creation of new 10 cent shares. The 10 cent shares were then immediately issued to shareholders in the proportion of one new 10 cent share for every one 25 pence share previously held.

Immediately prior to the reduction of share capital becoming effective, the Parent increased its share capital by £50,000 by the creation of 50,000 deferred sterling shares to ensure that the share capital of the Parent will continue to satisfy the requirements of Section 118 of the Companies Act that any public company maintain a minimum share capital of £50,000. The deferred sterling shares have no rights to participate in the profits of the Parent, no rights to attend or to vote at any general meetings and will have no rights to any assets of the Parent upon a winding up.

As of December 31, 2005, unissued ordinary shares are reserved for the following purposes:

	Shares	Prices		Last expiry date
Options arising from acquisitions	1,018,144	66p–1366	p	Feb 2010
Conversion of exchangeable shares	22,648,116	—		Dec 2009
Subscription agreement (options) with the Employee Share Option Trust	46,388,530	25p–1680	p	Apr 2013
Options granted under the AMVESCAP 2000 Share Option Plan	81,678,490	319.25p–1440	p	Dec 2015
Options granted under Sharesave plans	3,554,194	268p–805	p	May 2010

Exchangeable Shares

The exchangeable shares issued by a subsidiary of the Parent are exchangeable into ordinary shares of the Parent on a one-for-one basis at any time at the request of the holder. They have, as nearly as practicable, the economic equivalence of the Parent’s ordinary shares, including the same voting and dividend rights as the ordinary shares. The Parent can redeem all outstanding exchangeable shares for ordinary shares after December 31, 2009, or earlier if the total number of exchangeable shares falls below 5 million.

The exchangeable shares are included as part of share capital in the consolidated balance sheet to present a complete view of the company’s capital structure, as they are economically equivalent to, and will become, ordinary shares.

AMVESCAP PLC AND SUBSIDIARIES

Movements in ordinary and exchangeable shares comprise:

	Number of ordinary shares	Exchangeable shares
January 1, 2004	801,057,775	30,118,727
Exercises of share options	1,425,974	—
Acquisitions and acquisition earn-outs	6,202,445	—
Converted from exchangeable shares into ordinary shares	1,970,611	(1,970,611)

December 31, 2004	810,656,805	28,148,116
Exercises of share options	1,442,532	—
Acquisitions and acquisition earn-outs	507,562	—
Converted from exchangeable shares into ordinary shares	5,500,000	(5,500,000)

December 31, 2005	818,106,899	22,648,116

Shares Held by Employee Trusts

Shares held by employee trusts represent the holdings of the ordinary shares of AMVESCAP PLC by its employee share ownership trusts.

Movements in shares held by employee trusts comprise:

Number
January 1, 2004	30,263,615
Purchases of ordinary shares	15,224,640

December 31, 2004	45,488,255
Purchases of ordinary shares	—

December 31, 2005	45,488,255

The market price of ordinary shares at the end of 2005 was 442 pence. The total market value of shares held by employee trusts was $349,177,000 on December 31, 2005 (2004: $280,018,000).

AMVESCAP PLC AND SUBSIDIARIES

Note 21. Other Reserves

Movements in other reserves of the company comprise:

$’000	Tax reserve	Warrant reserve	Capital redemption reserve	Currency reserve	Merger reserve	Goodwill and other reserves	Special reserve	Revaluation reserve	Total other reserves
January 1, 2004	—	6,063	7,055	—	2,849,750	(1,897,244)	—	—	965,624
Currency translation differences resulting from change in presentation currency	—	521	605	—	245,808	—	—	—	246,934
Currency translation differences on investments in overseas subsidiaries	—	—	—	(205,395)	—	46,845	—	—	(158,550)
Exercise of options	—	(44)	—	—		—	—	—	(44)
Acquisition of subsidiary	—	—	—	—	44,503	—	—	—	44,503

December 31, 2004	—	6,540	7,660	(205,395)	3,140,061	(1,850,399)	—	—	1,098,467

Adoption of IAS 32/39 on January 1, 2005	—	—	—	—	—	—	—	29,100	29,100
Currency translation differences resulting from change in presentation currency	—	(631)	(739)	—	(303,011)	—	—	—	(304,381)
Currency translation differences on investments in overseas subsidiaries	—	—	—	494,594	—	(42,566)	—	(1,549)	450,479
Exercise of options	—	(66)	—	—	—	—	—	—	(66)
Gain/losses on available-for- sale assets	—	—	—	—	—	—	—	5,371	5,371
Tax taken/to recycled from equity	8,151	—	—	—	—	—	—	—	8,151
Redenomination of share capital	—	—	—	—	—		1,502,066	—	1,502,066

December 31, 2005	8,151	5,843	6,921	289,199	2,837,050	(1,892,965)	1,502,066	32,922	2,789,187

Nature and Purpose of Reserves

Tax reserve. The tax reserve relates to the future tax benefits associated with share-based payments, net of future tax liabilities related to available-for-sale investment revaluation and current tax benefits for realized foreign exchange losses.

Warrant reserve. The warrant reserve was created in 1997 in connection with the merger with A I M Management Group Inc.

Capital redemption reserve. The capital redemption reserve was created upon the purchase and cancellation of ordinary and special deferred shares prior to 2003.

Currency reserve. The foreign currency translation reserve is used to record exchange differences arising from the translation of foreign currency subsidiaries upon consolidation into the company.

Merger reserve. The merger reserve was created pursuant to Section 133 of the Companies Act for the excess value over par value of shares issued as consideration for acquisitions of subsidiaries.

Goodwill and other reserves. The goodwill reserve contains goodwill that was created in acquisitions prior to 1998.

Special reserve. The special reserve was created in December 2005 pursuant to the reduction in share capital of the Parent prior to the redenomination of share capital into U.S. dollars.

Revaluation reserve. The revaluation reserve records the fair value changes on available-for-sale investments.

Note 22. Share-Based Payment

Equity-Settled Share Plans

The company’s share option plans provide for a grant price equal to the quoted market price of the company’s shares on the date of grant. The vesting period is three years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the company before the options vest.

AMVESCAP PLC AND SUBSIDIARIES

	2005		2004
	Options	Weighted average exercise price (pence)	Options	Weighted average exercise price (pence)
Outstanding at the beginning of period	135,085,180	557.20	135,342,727	578.57
Granted during the period	6,236,043	332.50	13,678,274	321.17
Forfeited during the period	(11,473,877)	621.72	(12,584,626)	567.79
Exercised during the period	(1,088,125)	258.88	(1,351,195)	269.54

Outstanding at the end of the period	128,759,221	543.09	135,085,180	556.60

Exercisable at the end of the period	63,434,589	704.75	69,481,760	710.22

The weighted average fair value of the 2005 awards at the measurement date was 197p. The market price at the end of 2005 was 442p.

The options outstanding at December 31, 2005 had a range of exercise prices from 25p to 1680p, and a weighted average remaining contractual life of 5.79 years.

A long-term incentive plan (LTIP) was established on December 1, 2002, to retain and motivate key executives and the next generation of management of the company. Periodic awards are made under the LTIP, ranging in size up to a maximum of 1.5 million ordinary shares, which vest in installments of one-third in each of the last three years of the plan term (maximum of seven years). Shares allocated under the LTIP are distributed to participants at the end of the respective vesting period.

	2005	2004
	LTIP awards	LTIP awards
Outstanding at the beginning of the period	32,300,000	23,000,000
Granted during the period	150,000	13,300,000
Forfeited during the period	(4,550,000)	(4,000,000)

Outstanding at the end of the period	27,900,000	32,300,000

The share option programs were valued using a stochastic model. The inputs into the model are as follows:

	2005 Options		2004 Options
Weighted average share price	438	p	321	p
Weighted average exercise price	439	p	321	p
Expected volatility	52.0%		54.6%
Expected life	7.8 years		7.8 years
Risk free rate	4.2%		4.7%
Expected dividends	2.2%		2.9%

Expected volatility was determined by calculating the historical volatility of the company’s share price over the previous five years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The LTIP awards were valued using the Black-Scholes model. The weighted average fair value at the date of grant of the LTIP awards was 304p in 2005 (2004: 302p).

Other Share-Based Payment Plans

The employee share purchase plans are open to almost all employees and provide for a purchase price equal to the market price on the date of grant, less 15 to 20 percent. The shares can be purchased at the end of the saving contract. The shares can be re-purchased at the end of the 27- to 42-month savings contract. As of December 31, 2005, there are 3,554,194 options to purchase shares outstanding under these programs. Pursuant to these plans, the company granted 1,662,877 options in 2005, at a weighted average share price of £3.10. The fair value of these options was determined using the stochastic valuation model, and the weighted average contractual life of these awards is 1.43 years at December 31, 2005.

AMVESCAP PLC AND SUBSIDIARIES

The company also offers restricted stock awards to certain employees. There is no discount to the fair value of these awards at their grant date, as dividends accrue directly to the employee recipients. Pursuant to these plans, the company granted 9,992,746 awards in 2005, at a weighted average share price of £4.01.

The company recognized total expenses of $52.6 million and $24.0 million related to equity-settled share-based payment transactions in 2005 and 2004 respectively.

Note 23. Operating Leases

The company leases office space in the majority of its locations of business. Sponsorship and naming rights commitments relate to INVESCO Field at Mile High, a sports stadium in Denver, Colorado. The company’s total future commitments under non-cancelable operating leases are as follows:

	Total		Land and Buildings		Sponsorship and Naming Rights		Other
$’000	2005	2004	2005	2004	2005	2004	2005	2004
Within one year	57,730	70,056	50,877	51,598	6,000	6,000	853	12,458
Within one to three years inclusive	109,765	115,545	97,262	95,031	12,000	12,000	503	8,514
Within three to five years inclusive	86,045	97,708	74,039	79,313	12,000	12,000	6	6,395
In more than five years	247,237	304,942	183,737	226,665	63,500	69,500	–	8,777

	500,777	588,251	405,915	452,607	93,500	99,500	1,362	36,144

Future minimum sublease payments expected to be received	104,403	29,649	104,403	29,649	—	—	—	—

During 2005, the company recognized $53.9 million in operating lease costs in the income statement, including $1.6 million of sublease income (2004: $58.7 million in operating lease costs and $1.4 million of sublease income).

AMVESCAP maintains approximately $31.1 million in letters of credit from a variety of banks. The letters of credit are generally one-year -automatically-renewable facilities and are maintained for various reasons. Approximately $30.3 million of the letters of credit support office lease obligations.

Note 24. Retirement Benefit Plans

Defined Contribution Plans

The company operates defined contribution retirement benefit plans for all qualifying employees. The assets of the plans are held separately from those of the company in funds under the control of trustees. Where there are employees who leave the plans prior to vesting fully in the contributions, the contributions payable by the company are reduced by the amount of forfeited contributions.

The total cost charged to the income statement of $60.5 million (2004: $57.5 million) represents contributions payable to these plans by the company at rates specified in the rules of the plans. As of December 31, 2005, contributions of $30.0 million (2004: $33.6 million) due in respect of the current reporting period had not been paid to the plans.

Defined Benefit Plans

The company maintains legacy defined benefit pension plans for qualifying employees of its subsidiaries in the U.K., Ireland, Germany, Taiwan, and the U.S. All defined benefit plans are closed to new participants, and the U.S. plan benefits have been frozen. The company also maintains a post-retirement medical plan in the U.S., which was closed to new participants in 2005. In 2006, the plan was amended to eliminate benefits for all participants who will not meet retirement eligibility by 2008. The assets of all defined benefit schemes are held in separate trustee-administered funds. Under the U.K. schemes, the employees are entitled to retirement benefits based on final salary at retirement.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were valued as of December 31, 2005. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

AMVESCAP PLC AND SUBSIDIARIES

Key assumptions used in plan valuations are as follows:

	Retirement Plans		Medical Plan
	2005	2004	2005	2004
Discount rate	2.50%–5.50%	3.50%–5.75%	5.50%	5.75%
Expected return on plan assets	3.00%–7.50%	3.50%–7.50%	8.00%	8.00%
Expected rate of salary increases	3.00%–5.40%	3.00%–5.40%	4.50%	4.50%
Future pension/medical cost trend rate increases	1.75%–2.90%	1.75%–3.00%	5.50%–9.00%	5.50%–10.00%

In developing the expected rate of return, the company considers long-term compound annualized returns based on historical and current market data. Using this reference information, the company develops forward-looking return expectations for each asset category and an expected long-term rate of return for a targeted portfolio. The actual return on plan assets was $39.9 million (2004: $17.5 million).

Amounts recognized in the income statement in respect of these defined benefit plans are as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Current service cost	(19,210)	(8,774)	(4,208)	(3,216)
Interest cost	(15,272)	(14,345)	(3,792)	(2,940)
Expected return on plan assets	15,492	14,463	505	408
Past service cost	—	(420)	(402)	(402)
Unrecognized net transition obligation	(14)	(13)	—	—
Actuarial gains/(losses)	12	13	(415)	—
Changes arising on curtailments/settlement	(10)	(4)	—	—

Total amounts recognized in income statement	(19,002)	(9,080)	(8,312)	(6,150)

Actuarial gains and losses that are in excess of the greater of 10% of the benefit obligation or 10% of the fair value of plan assets are amortized over the expected average remaining working lives of the participants.

The amount included in the balance sheet arising from the company’s obligations in respect of its defined benefit retirement plans is as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Present value of unfunded defined benefit obligations	22,337	13,418	N/A	N/A
Present value of funded or partially funded defined benefit obligations	312,101	304,654	72,409	59,468
Fair value of plan assets	(254,114)	(234,971)	(6,973)	(6,054)

Deficit in plans	80,324	83,101	65,436	53,414
Net actuarial losses not yet recognized in balance sheet	(2,546)	(10,353)	(12,283)	(6,319)
Unrecognized net transition obligation	(189)	(208)	—	—
Past service cost not yet recognized in balance sheet	—	—	(2,096)	(2,498)

Liability recognized in the balance sheet	77,589	72,540	51,057	44,597

This amount is presented in the balance sheet as follows:
Current liabilities	22,465	—	1,000	—
Non-current liabilities	55,124	72,540	50,057	44,597

	77,589	72,540	51,057	44,597

Amount not recognized as an asset due to recognition caps	337	1,037	—	—

AMVESCAP PLC AND SUBSIDIARIES

Movements in the present value of defined benefit obligations were as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
January 1	318,072	262,417	59,468	47,369
Service cost	19,210	8,774	4,208	3,216
Interest cost	15,272	14,345	3,792	2,940
Contributions from plan participants	—	—	1,897	1,643
Actuarial (gains)/losses	17,585	15,092	5,592	6,252
Exchange difference	(29,373)	21,605	—	—
Benefits paid	(4,635)	(4,581)	(2,548)	(1,952)
Past service cost	—	420	—	—
Settlement	(1,693)	—	—	—

December 31	334,438	318,072	72,409	59,468

Movements in the fair value of plan assets in the current period were as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
January 1	234,971	198,975	6,054	4,699
Expected return on plan assets	15,492	14,463	505	408
Actuarial gains/(losses)	24,451	3,075	(267)	(67)
Exchange difference	(21,544)	16,425	—	—
Contributions from the company	5,945	5,121	—	—
Contributions from plan participants	1,440	1,493	1,638	1,643
Benefits paid	(4,515)	(4,581)	(957)	(629)
Settlement	(2,126)	—	—	—

December 31	254,114	234,971	6,973	6,054

The analysis of the plan assets at the balance sheet date was as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Equity instruments	178,936	160,647	2,395	2,101
Debt instruments	54,761	51,251	3,134	2,691
Other assets	20,417	23,073	1,444	1,262

	254,114	234,971	6,973	6,054

The two-year history of experience adjustments is as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Present value of defined benefit obligations	(334,438)	(318,072)	(72,409)	(59,468)
Fair value of plan assets	254,114	234,971	6,973	6,054

Deficit in the plan	(80,324)	(83,101)	(65,436)	(53,414)

Experience adjustments on plan liabilities	22,374	(1,969)	(2,153)	—
Experience adjustments on plan assets	24,451	3,075	(267)	(67)

The estimated amounts of contributions expected to be paid to the plans during 2006 is $5.9 million for retirement plans and $1.8 million for medical plans.

A one percent change in the assumed rate of increase in healthcare costs would have the following effects:

$’000	Increase	Decrease
Effect on aggregate service and interest costs	2,442	(1,856)
Effect on defined benefit obligation	14,425	(11,166)

AMVESCAP PLC AND SUBSIDIARIES

Note 25. Remuneration of Key Management Personnel

The remuneration of the directors and the Executive Management Committee, who are the key management personnel of the company, is set out below. Further information about the remuneration of individual directors is provided in the audited section of the Report of the Board on Remuneration.

$’000	2005	2004
Short-term employee benefits	47,125	19,234
Post-employment benefits	612	460
Termination benefits	4,620	531
Share-based payment	18,072	10,859

	70,429	31,084

Note 26. Other Commitments and Contingencies

Guarantees and commitments may arise in the ordinary course of business.

In December 2003, the SEC, the New York Attorney General’s Office and the Colorado Attorney General’s Office brought civil enforcement actions against INVESCO Funds Group, Inc. (IFG), the former advisor to certain AIM mutual funds, based on market timing activities by certain investors in the funds. The SEC and the New York Attorney General’s Office also instituted separate investigations into market timing activity in the mutual funds advised by AIM. A number of other regulators from other jurisdictions also requested information from AMVESCAP, AIM and IFG relating to market timing; AMVESCAP, AIM and IFG fully cooperated with such requests.

On October 7, 2004, IFG and AIM entered into settlement agreements with the U.S. Securities and Exchange Commission, the New York State Attorney General, the State of Colorado Attorney General, the Colorado Division of Securities and the Secretary of the State of Georgia. The agreements settle all claims against IFG filed in 2003 by the SEC, New York and Colorado. The agreements also conclude the investigations with respect to AIM and IFG by each of the participating regulators. IFG thereunder paid $325 million, of which $110 million was a civil penalty, into a Fair Fund. AIM paid $50 million, of which $30 million was a civil penalty, into a separate Fair Fund. These two Fair Funds may increase as a result of contributions from third parties who reach final settlements with the SEC or other regulators to resolve allegations of market timing and/or late trading that also may have harmed AIM Funds. The amounts in the Fair Funds will be distributed to mutual fund shareholders in the AIM and INVESCO funds in accordance with the terms of a distribution plan to be established by an Independent Distribution Consultant and approved by the SEC and the independent board members of the AIM Funds. IFG also agreed to pay $1.5 million to the Colorado regulators, and IFG and AIM agreed to pay $175,000 to Georgia.

In addition, under its agreement with the New York Attorney General’s Office, AIM agreed to reduce management fees charged to investors in the AIM and INVESCO mutual funds for five years beginning on January 1, 2005. The reduction in percentage fee rates, as applied to assets under management as of July 1, 2004, would result in a $15 million annual reduction in fees. The actual reduction in fees, however, will vary as assets under management increase or decrease.

The settlements do not resolve the investigations and inquiries into market timing at AMVESCAP, IFG and AIM by non-participating regulators into market timing in the AIM and INVESCO Funds. AMVESCAP cannot predict whether any non-participating regulator will pursue legal action against any AMVESCAP affiliate in the future based on alleged market timing activity and/or related issues. AMVESCAP and its affiliates have cooperated and will continue to cooperate fully in any investigations and inquiries by non-participating regulators.

In addition to the above settled governmental enforcement actions, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with AMVESCAP (including certain INVESCO funds, certain AIM funds, IFG, AIM Advisors, A I M Management Group Inc. (the parent of AIM Advisors), AMVESCAP, certain related entities and certain of their officers and trustees). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above, namely, that by allowing “market timing” trading, these parties violated the anti-fraud provisions of the federal securities laws and/or breached their fiduciary duties to the funds and/or individual investors. Certain other lawsuits allege that one or more of AMVESCAP’s funds charged excessive fees, engaged in unlawful distribution practices or inadequately employed fair value pricing. These lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 (ERISA), (iii) breach of fiduciary duty and (iv)

AMVESCAP PLC AND SUBSIDIARIES

breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM Advisors be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, with interest and the payment of attorneys’ and experts’ fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. All lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland, referred to as the MDL Court, for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (1) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM funds; (2) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM funds and fund registrants; and (3) an Amended Class Action Complaint for Violations of the ERISA purportedly brought on behalf of participants in AMVESCAP’s 401(k) plan. Plaintiffs in two of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. Although it is expected that the payments required under the terms of the regulatory settlement will mitigate any damages payable as a result of the above actions in the MDL Court, AMVESCAP cannot predict the outcome of these actions or any of the other actions mentioned above with certainty but is defending them vigorously.

The asset management industry is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which AMVESCAP operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. In particular, the U.S. mutual fund industry as a whole has been subject to regulatory inquiries related to a wide range of issues including, among others, IPO allocations, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. Certain of AMVESCAP’s subsidiaries and related entities, certain of their respective current and former officers and/or certain of their advised funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of these issues.

Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which the Group operates. Moreover, public trust and confidence are critical to AMVESCAP’s business, and any material loss of investor and/or client confidence could result in a significant decline in assets under management, which would have an adverse effect on future financial results and ability to grow the business.

Note 27. Financial Instruments

The company’s principal financial instruments comprise senior notes and credit facility borrowings, cash and other investments. The main purpose of these financial instruments is to finance the company’s operations. The company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The company has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit’s functional currency. These exposures are not actively managed except in the company’s Irish subsidiaries where transactions related to the distribution of offshore funds are recorded, forward and swap foreign exchange contracts are entered into with external parties. These contracts are purchased daily to hedge the movement in foreign exchange rates between the date of sale or redemption of a client investment and the date that cash is actually received or paid (generally within four days). The value of these contracts at December 31, 2005, was $15.4 million (2004: $4.6 million).

Prior to the redenomination of the share capital of the Parent and the change in its functional currency from sterling to U.S. dollars, the company designated its U.S. dollar senior notes balances as hedges against its net investments in its U.S. subsidiaries. Gains or losses on the retranslation of these borrowings were transferred to equity to offset any gains and losses on the net investments in subsidiaries. During 2005, the company recorded a charge of $6.8 million within Loss on sale of assets, investments and foreign exchange on the income statement related to the unhedged portion of debt.

AMVESCAP PLC AND SUBSIDIARIES

The interest rate profile of the financial liabilities of the company on December 31 was:

	Fixed rate financial liabilities
$’000	Total	Floating rate	Fixed rate	Weighted average interest rate (%)	Weighted average period for which rate is fixed (years)
2005
Currency:
U.S. dollar	1,222,236	70,000	1,152,236	5.3	5.0
Japanese yen	116	—	116	12.0	3.7

	1,222,352	70,000	1,152,352	5.3	5.0

2004
Currency:
U.S. dollar	1,381,644	151,001	1,230,643	5.4	5.6
Japanese yen	165	—	165	12.4	4.7

	1,381,809	151,001	1,230,808	5.4	5.6

See Notes 17 and 19 for additional disclosures relating to the U.S. dollar floating and fixed rate obligations. A 1% increase in interest rates would have increased the recorded interest expense on the floating rate debt $0.5 million.

The company held the following financial assets as of December 31:

$’000	2005	2004
Cash deposits:
U.S. dollar	448,700	414,008
Sterling	108,950	53,584
Canadian dollar	48,630	56,329
Euro	101,040	10,966
Other	47,434	12,041

	754,754	546,928

Investments:
U.S. dollar	128,991	100,643
Sterling	1,207,518	838,236
Canadian dollar	—	16,058
Euro fixed interest deposits	—	93,640
U.S. dollar treasury bills	12,914	13,003
Other	2,063	31,422

	1,351,486	1,093,002

Total	2,106,240	1,639,930

There is no significant concentration of credit risk for financial assets. Book value approximates fair value for cash deposits, which comprise deposits placed primarily in money market accounts and seven-day deposits. The average interest rate on the U.S. dollar treasury bills is 3.2% (2004: 3.2%), and the average time for which the rate is fixed is 1.5 years (2004: 1.5 years). The company has excluded receivables and payables from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts.

AMVESCAP PLC AND SUBSIDIARIES

Note 28. Audit Fees

$’000	2005	2004
Audit services:
Statutory audits	4,513	4,018
Non-audit services:
Further assurance services*	1,795	1,424
Tax services:
Compliance services	193	516
Advisory services	117	348
Other services	103	1,001

	6,721	7,307

*	Excludes $211,000 in 2005 (2004: $125,000) paid to the corporate auditors for audits of benefit plans around the company.

The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to insure that the auditor’s independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

Note 29. Exchange Rates

The following primary U.S. dollar exchange rates have been used in preparing these financial statements:

	Year-end rates			Average rates
	2005	2004	2003	2005	2004
Canadian dollar	1.17	1.24	1.34	1.21	1.30
Euro	.84	.74	.81	.80	.75
Sterling	.58	.52	.57	.55	.54

Note 30. Reconciliation to U.S. Accounting Principles

The company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from U.S. generally accepted accounting principles (U.S. GAAP).

The following is a summary of material adjustments to profit and shareholders’ funds, which would be required if U.S. GAAP had been applied instead of IFRS.

$’000, except per share data	2005	2004
Profit (loss) after minority interests (IFRS)	$212,240	(36,195)
Redundancy and reorganizations (A)	7,527	(69,361)
Taxation (B)	(3,206)	25,916
Share-based payments (C)	12,010	1,557
Other(D)	(5,000)	(7,811)

Net income (U.S. GAAP)	$223,571	$(85,894)

Earnings per share (U.S. GAAP):
– basic and diluted	$0.28	$(0.11)

Shareholders’ funds, equity interests (IFRS)	$3,616,303	$3,542,967
Non-current assets:
Goodwill(E)	1,891,716	1,948,470
Deferred taxation	(9,125)	9,322
Investments – Other	—	5,472
Current liabilities:
Accruals and other – redundancy and reorganizations (A)	16,059	8,532
Provisions – other	2,448	7,448

Shareholders’ equity (U.S. GAAP)	$5,517,401	$5,522,211

AMVESCAP PLC AND SUBSIDIARIES

Note A. Redundancy and Reorganizations

Certain amounts provided relating to redundancy and reorganization initiatives under IFRS must be expensed over the period of the related initiative under U.S. GAAP.

Note B. Taxation

Income tax expense under U.S. GAAP is different from that computed under IFRS due to deferred tax expense associated with certain accrued provisions that are expensed in the year accrued under IFRS whereas for U.S. GAAP the provision is not expensed until incurred. In addition, deferred tax expense associated with certain share based payment expense has been adjusted to reflect the removal of the IFRS 2 expense from the U.S. GAAP income statement under APB 25.

Deferred tax assets and liabilities under U.S. GAAP have been adjusted to reflect the accrued provision and share-based payment differences described below. The primary differences in the computation of deferred tax assets and liabilities under FAS 109 versus IAS 12 relate to share based payments. FAS 109 computes the deferred tax asset based on the income statement expense whereas IAS 12 computes the deferred tax asset with reference to the share price at the measurement date.

Note C. Share-Based Payment

Equity-settled share-based awards are measured at fair value and are amortized under IFRS. This expense is removed from the U.S. GAAP income statement under APB 25.

Note D. Other

Other adjustments include accounting differences relating to interval fund amortization and investment valuation for 2004. As discussed in Notes 1 and 2, the company did not adopt IAS 39, “Financial Instruments and Measurement,” until January 1, 2005. Therefore during 2004, the investment balances were still carried under the U.K. GAAP basis (lower of cost or net realizable value).

Note E. Goodwill

As discussed in Note 2, the company transitioned from U.K. GAAP to IFRS at January 1, 2004. Prior to this date, the U.K. GAAP treatment of goodwill arising on acquisitions prior to 1998 was to eliminate it directly against reserves. These amounts remain in reserves under IFRS. Goodwill arising in 1998 and after was capitalized and amortized through the transition date to IFRS. Integration-related amounts were expensed directly to the profit and loss account.

Under U.S. GAAP, the amortization of goodwill and indefinite-lived intangible assets ceased at January 1, 2002, and the balances are carried forward at cost less provision for impairment in value. There is therefore a two-year period (2002 and 2003) under which the IFRS goodwill balances were amortized, while the U.S. GAAP balances were not. Definite-lived intangible assets are amortized over their estimated useful lives. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year paid.

Note 31. Guarantor Condensed Consolidating Financial Statements

The 5.9% $300 million senior notes due 2007, the 4.5% $300 million senior notes due 2009, the 5.375% $350 million senior notes due 2013 and the 5.375% $200 million senior notes due 2014, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: AIM Management Group, Inc., AIM Advisors, Inc., INVESCO North American Holdings, Inc., and INVESCO Institutional (N.A.), Inc. (the “Guarantors”). The guarantees of each of the guarantor subsidiaries are joint and several. Presented below are condensed consolidating financial statements of the Company for the years ended December 31, 2005 and 2004.

AMVESCAP PLC AND SUBSIDIARIES

Condensed Consolidating Balance Sheet and Reconciliation of Shareholders’ Funds from IFRS to U.S. GAAP

2005	Guarantor subsidiaries	Non-guarantor subsidiaries	AMVESCAP PLC parent company	Consolidated elimination entries	Consolidated total
	$’000	$’000	$’000	$’000	$’000
Non-current assets	1,385,199	5,229,726	4,237,470	(5,980,778)	4,871,617
Current assets	98,556	2,601,130	6,325	—	2,706,011
Current liabilities	(230,579)	(2,260,617)	(31,963)	—	(2,523,159)
Intercompany balances	(355,362)	(271,510)	626,872	—	—
Non-current liabilities	(6,044)	(188,123)	(1,243,999)	—	(1,438,166)

Net assets	891,770	5,110,606	3,594,705	(5,980,778)	3,616,303

Capital and reserves
Called up share capital	9	1,604,360	81,811	(1,604,369)	81,811
Share premium account	1,028,888	3,048,101	84,968	(4,076,989)	84,968
Shares held by employee trusts	—	—	—	(413,473)	(413,473)
Exchangeable shares	—	431,778	—	—	431,778
Profit and loss account	135,762	(431,917)	638,739	296,155	638,739
Other reserves	(272,889)	454,991	2,789,187	(182,102)	2,789,187

Shareholders’ funds, equity interests under IFRS	891,770	5,107,313	3,594,705	(5,980,778)	3,613,010
Minority interests	—	3,293	—	—	3,293

Shareholders’ funds, equity interests under IFRS	891,770	5,110,606	3,594,705	(5,980,778)	3,616,303

Non-current assets:
Goodwill	1,351,642	540,074	1,891,716	(1,891,716)	1,891,716
Deferred taxation	(2,507)	(6,618)	(9,125)	9,125	(9,125)
Current liabilities:
Accrual and other – redundancy and reorganizations	3,542	12,517	16,059	(16,059)	16,059
Provisions - other	2,448	—	2,448	(2,448)	2,448

Shareholders’ equity under U.S. GAAP	2,246,895	5,656,579	5,495,803	(7,881,876)	5,517,401

AMVESCAP PLC AND SUBSIDIARIES

Condensed Consolidating Balance Sheet and Reconciliation of Shareholders’ Funds from IFRS to U.S. GAAP

2004	Guarantor subsidiaries	Non-guarantor subsidiaries	AMVESCAP PLC parent company	Consolidated elimination entries	Consolidated total
	$’000	$’000	$’000	$’000	$’000
Non-current assets	1,391,548	6,221,368	3,280,268	(5,823,363)	5,069,821
Current assets	154,483	2,188,173	7,154	—	2,349,810
Current liabilities	(383,623)	(1,835,740)	(107,424)	—	(2,326,787)
Intercompany balances	(603,223)	(959,151)	1,562,374	—	—
Non-current liabilities	34,835	(246,478)	(1,338,234)	—	(1,549,877)

Net assets	594,020	5,368,172	3,404,138	(5,823,363)	3,542,967

Capital and reserves
Called up share capital	9	1,021,118	388,953	(1,021,127)	388,953
Share premium account	927,151	3,245,187	1,345,144	(4,172,338)	1,345,144
Shares held by employee trusts	—	—	—	(456,717)	(456,717)
Exchangeable shares	—	593,025	—	—	593,025
Profit and loss account	(56,255)	(379,001)	571,574	435,256	571,574
Other reserves	(276,885)	885,322	1,098,467	(608,437)	1,098,467

Shareholders’ funds, equity interests under IFRS	594,020	5,365,651	3,404,138	(5,823,363)	3,540,446
Minority interests	—	2,521	—	—	2,521

Shareholders’ funds, equity interests under IFRS	594,020	5,368,172	3,404,138	(5,823,363)	3,542,967

Non-current assets:
Goodwill	1,351,642	596,828	1,948,470	(1,948,470)	1,948,470
Deferred taxation	(2,332)	11,654	9,322	(9,322)	9,322
Investments – other	12,144	(6,672)	5,472	(5,472)	5,472
Current liabilities:
Accrual and other – redundancy and reorganizations	2,863	5,669	8,532	(8,532)	8,532
Provisions - other	7,448	—	7,448	(7,448)	7,448

Shareholders’ equity under U.S. GAAP	1,965,785	5,975,651	5,383,382	(7,802,607)	5,522,211

AMVESCAP PLC AND SUBSIDIARIES

Condensed Consolidating Statements of Income and Reconciliations of Net Income from IFRS to U.S. GAAP

2005	Guarantor subsidiaries	Non-guarantor subsidiaries	AMVESCAP PLC parent company	Consolidated elimination entries	Consolidated total
	$’000	$’000	$’000	$’000	$’000
Revenues	736,307	1,436,930	—	—	2,173,237
Operating expenses	(572,018)	(1,177,962)	1,302	—	(1,748,678)

Operating profit	164,289	258,968	1,302	—	424,559
Other net expense	(31,264)	(1,420)	(31,797)	—	(64,481)

Profit before taxation	133,025	257,548	(30,495)	—	360,078
Taxation	(42,565)	(103,172)	(953)	—	(146,690)

Profit after taxation	90,460	154,376	(31,448)	—	213,388
Minority interests	—	(1,148)	—	—	(1,148)

Profit before share of profits of subsidiaries	90,460	153,228	(31,448)	—	212,240
Share of profits of Subsidiaries	67,572	90,460	243,688	(401,720)	—

Net profit under IFRS, (equity method)	158,032	243,688	212,240	(401,720)	212,240

U.S. GAAP adjustments:
Redundancy and reorganizations	344	7,183	7,527	(7,527)	7,527
Taxation	1,269	(4,475)	(3,206)	3,206	(3,206)
Share-based payments	2,625	9,385	12,010	(12,010)	12,010
Other	(5,000)	—	(5,000)	5,000	(5,000)

Net profit under U.S. GAAP	157,270	255,781	223,571	(413,051)	223,571

Condensed Consolidating Statement of Cash Flows and U.S. GAAP Cash Flow Information

2005	Guarantor subsidiaries	Non-guarantor subsidiaries	AMVESCAP PLC parent company	Consolidated elimination entries	Consolidated total
	$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	22,227	507,454	143,140	(203,712)	469,109
Net cash inflow from investing activities	(22,007)	(85,747)	138,651	—	30,897
Net cash outflow from financing activities	—	(208,795)	(281,791)	203,712	(286,874)

Increase in cash and cash equivalents	220	212,912	—	—	213,132

AMVESCAP PLC AND SUBSIDIARIES

Condensed Consolidating Statements of Income and Reconciliations of Net Income from IFRS to U.S. GAAP

2004	Guarantor subsidiaries	Non-guarantor subsidiaries	AMVESCAP PLC parent company	Consolidated elimination entries	Consolidated total
	$’000	$’000	$’000	$’000	$’000
Revenues	787,648	1,336,813	—	—	2,124,461
Operating expenses	(962,882)	(1,076,341)	2,087	—	(2,037,136)

Operating profit	(175,234)	260,472	2,087	—	87,325
Other net expense	(34,230)	(8,589)	(5,477)	—	(48,296)

Profit before taxation	(209,464)	251,883	(3,390)	—	39,029
Taxation	31,054	(118,889)	13,147	—	(74,688)

Loss after taxation	(178,410)	132,994	9,757	—	(35,659)
Minority interests	—	(536)	—	—	(536)

Profit before share of profits of subsidiaries	(178,410)	132,458	9,757	—	(36,195)
Share of profits of Subsidiaries	69,592	(178,410)	(45,952)	154,770	—

Net loss under IFRS, (equity method)	(108,818)	(45,952)	(36,195)	154,770	(36,195)

U.S. GAAP adjustments:
Redundancy and reorganizations	(60,198)	(9,163)	(69,361)	69,361	(69,361)
Taxation	22,219	3,697	25,916	(25,916)	25,916
Share-based payments	146	1,411	1,557	(1,557)	1,557
Other	(4,311)	(3,500)	(7,811)	7,811	(7,811)

Net profit under U.S. GAAP	(150,962)	(53,507)	(85,894)	204,469	(85,894)

Condensed Consolidating Statement of Cash Flows and U.S. GAAP Cash Flow Information

2004	Guarantor subsidiaries	Non-guarantor subsidiaries	AMVESCAP PLC parent company	Consolidated elimination entries	Consolidated total
	$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	110,646	398,193	155,638	(459,078)	205,399
Net cash outflow from investing activities	(33,477)	(39,821)	(129,160)	95,458	(107,000)
Net cash outflow from financing activities	(75,000)	(388,812)	(26,489)	363,620	(126,681)

Decrease in cash and cash equivalents	2,169	(30,440)	(11)	—	(28,282)