Form 20-F
period 2006-12-31
AMVESCAP PLC/LONDON/
filed 2007-04-10
CIK 914208

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Outstanding at
Class	December 31, 2006
Ordinary Shares[2]	831,889,059
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑   NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES ☐    NO ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑    NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. ☑ Item 17    ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☑

[1]	Listed not for trading but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission. The Ordinary Shares’ primary trading market is the London Stock Exchange.

[2]	Includes Ordinary Shares represented by outstanding American Depositary Shares.

At A Glance
AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world.
AIM Investments is dedicated to providing exceptional products and services through multiple management styles and a broad range of investments including mutual funds, exchange-traded funds, and cash management products. AIM draws on the strength of AMVESCAP’s worldwide resources to deliver best-in-class capabilities from specialized investment teams. Our products are offered through financial advisors in the belief that investors can significantly benefit from the advice and guidance a professional can provide.
AIM Trimark is a premier provider of enduring solutions for Canadian investors and their advisors. AIM Trimark has become one of Canada’s largest and most successful investment management firms by adhering to proven investment disciplines that build and protect investors’ wealth and by putting investors’ interests first.
Atlantic Trust provides integrated wealth management and investment counseling services for high net worth individuals, families and foundations. Atlantic Trust’s experienced professionals deliver a broad range of offerings, including proprietary investment solutions, open architecture through traditional and alternative managers, as well as estate, trust and related advisory services.
INVESCO has earned the trust of investors around the world. With investment capabilities that span traditional and alternative asset classes, INVESCO is one of the world’s leading names in investment management for institutions and individuals.
As one of the largest investment managers in the U.K., Invesco Perpetual manages assets on behalf of consumers, intermediaries and professional investors through a broad product range. Invesco Perpetual is one of the most admired and recognized brands in the U.K. investment industry, trusted to achieve superior, long-term results for investors through truly active investment management.
PowerShares offers over 70 compelling investment opportunities through style, industry, commodities, currencies, specialty access and broad market exchange-traded funds (ETFs). PowerShares is “Leading the Intelligent ETF Revolution,” providing investment advisers with exceptional asset management tools and market exposure through the replication of enhanced indexes. PowerShares delivers this sophisticated asset management in one of the more benefit-rich investment vehicles available today, the ETF.
WL Ross & Co. manages alternative assets for institutional investors in the U.S., Europe and Asia. It was formed in April 2000 by Wilbur Ross as an independent organization dedicated to private investments and fund management for institutional investors and family offices across the globe. The company has sponsored alternative investments including private equity funds, co-investment vehicles and hedge funds in the steel, textile, coal, automotive and financial services industries in the U.S., U.K., France, Germany, China, Japan, Korea, Vietnam, India, Brazil and Bermuda.

LETTER TO SHAREHOLDERS AND COMMUNITY SERVICE

Letter to Shareholders	03
Community Service	06

BUSINESS OVERVIEW
Financial Highlights	07
Forward-Looking Statements	08
Introduction	09
Recent Developments	10
Industry Trends	10
Description of Our Business	11
Employees	14
Competition	14
Management Contracts	14
Government Regulation	14

FINANCIAL OVERVIEW
Summary	16
Assets Under Management	16
Investment Performance	19
Revenues	20
Expenses	22
Liquidity and Capital Resources	25
International Financial Reporting Standards (IFRS)	30
Summary of Differences Between IFRS and U.S. GAAP	30
Critical Accounting Policies	30
New Accounting Standards	34
Risk Factors	35

GOVERNANCE
Directors and Senior Management	40
Directors’ Report	44
Corporate Governance	45
Remuneration Report	52

FINANCIALS
Statement of Directors’ Responsibilities	69
Report of Management on Internal Control Over Financial Reporting	69
Report of Independent Registered Public Accounting Firm	70
Independent Auditors’ Report	71
Report of Independent Registered Public Accounting Firm	72
Consolidated Income Statements	73
Consolidated Balance Sheets	74
Consolidated Statement of Changes in Equity	75
Consolidated Cash Flow Statements	76
Notes to the Financial Statements	77
Parent Financial Statements and Notes	124
Five-Year Summary	130
Summary Quarterly Information	136

SHAREHOLDER INFORMATION
Investor Information	138
Form 20-F Cross-Reference Guide	150
Company Directory	151
This constitutes the Annual Report of AMVESCAP PLC in accordance with United Kingdom (U.K.) requirements. This document also contains information set forth within the company’s Annual Report on Form 20-F in accordance with the requirements of the U.S. Securities and Exchange Commission (SEC). A cross reference sheet, indicating the location within this document of the various items of the SEC’s Form 20-F, is set forth on page 150.

Left to right Rex D. Adams Chairman and Non Executive Director
Martin L. Flanangan President and CEO

02

Dear Fellow Shareholder: There is no question our world is evolving. Economic and demographic trends across the globe are transforming our business in ways that present both challenges and opportunities.
Expansion of the global economy is resulting in tremendous prosperity, creating a growing middle class that increasingly seeks professional support to reach its financial goals. Global assets under management (AUM) are expected to grow to more than $60.0 trillion by 2010 from less than $50.0 trillion today, and markets outside the U.S. will increasingly gain market share over the next few years. In addition, the asset management industry is becoming increasingly competitive. We believe that successful asset managers of the future must have the scale and global reach to compete effectively.
Positioned for success. These developments favor firms with global expertise and diversified investment capabilities. Our company benefits from a broad global footprint and a full range of investment capabilities that few organizations can match. With this unique foundation, we believe that our company is well-positioned to succeed in this evolving world.
Only a small number of asset managers approach our global reach and capabilities. In fact, of more than 30,000 money managers around the world, fewer than 10 are independent organizations with our scale and depth of investment capabilities. This represents a meaningful competitive advantage for us.
Our global reach spans nine of the world’s 10 largest markets, and we have a strong local presence in 19 countries. With more than 500 investment professionals in key markets across the globe, we are able to offer specialized capabilities backed by a global infrastructure.
Diversification is another one of our core strengths. We are diversified by client location, distribution channel and asset class. This diversification enables us to weather different market cycles and is a source of strength for our company that benefits our clients, our shareholders and our business.
Investors, institutions and intermediaries increasingly seek investment managers that offer strong, core traditional products as well as alternative solutions. Our broad range of investment capabilities extends from traditional equity and fixed income investments to sophisticated structured products and private capital.
During 2006, we expanded our broad lineup of established investment solutions with the acquisitions of PowerShares’ distinctive line of exchange-traded funds (ETFs) and the respected financial restructuring expertise of WL Ross & Co. With these additions we now offer our clients one of the industry’s most robust and comprehensive sets of investment products. These distinctive worldwide investment management capabilities, combined with our global distribution, are powerful differentiators in a competitive marketplace.
Delivering on our powerful strategy. At the beginning of 2006, we announced a set of strategic initiatives that recognize the dynamic environment in which we operate and seek to leverage our many strengths to build our success over the long term. With a disciplined focus on the successful execution of these initiatives, we have made significant progress in strengthening our business and delivering against this multi-year strategy.
Annual Report 2006            03

Letter to Shareholders
AMVESCAP:
Gaining Momentum
Throughout 2006 we aligned our leadership and organizational structure to help us work more effectively as an integrated, global investment management business. Early in the year, we organized our management structure to further sharpen the focus on our business and our clients. We also took steps to align our worldwide Legal, Compliance, Finance and Human Resource areas along functional lines to ensure greater collaboration and increased efficiency.
Early in 2006 we launched a three-year transformation program for our Operations and Technology group. The program will improve efficiency by creating an integrated global technology platform, with a unified organizational and management structure, and common policies, procedures and practices. As one measure of success, during 2006 we reduced the number of software applications supported across the company by 20%.
As we entered 2007, we opened pilot global enterprise support centers in Hyderabad, India and Prince Edward Island, Canada. As they are developed, these centers will provide operations and technology support for our businesses around the world. The new centers promise to give us greater flexibility across time zones, lower costs for our fund shareholders and improved efficiency for our clients.
As another important part of our commitment to integrate our operations, we also announced plans to take a unified approach to our business across North America. We believe we can strengthen our business considerably by managing our U.S. and Canadian retail activities as a single line of business that transcends borders.
As one of our most important internal initiatives in 2006, we completed the first all-inclusive survey of employees across the company. The results showed that our employees wanted further information about our strategic direction and an increased focus on people development. Their candid input was an important step in our ongoing efforts to strengthen our business. One outcome of the survey was a talent management process that will improve our ability to identify high performers in our organization with strong leadership potential.
Strong results for 2006. As a result of our focus on executing our strategy, we are pleased to report strong results for the year. AUM ended 2006 at a record level of $462.6 billion, an improvement of $76.3 billion over the prior year. Operating profit rose to $785.4 million, up 57.0% over the prior year before the 2005 restructuring charge. Improving operating leverage and our focus on expense discipline was reflected in an expansion of our margin, which increased to 32.5% for 2006 from 23.0% in 2005 before the restructuring charge. Diluted earnings per share improved 76.5% from $0.34 in 2005 before the restructuring charge to $0.60 in 2006. As a result, consistent with our goal of steadily increasing our rewards to shareholders, our Board of Directors is recommending a final dividend of $0.104.
Unifying our culture. As we worked to better integrate our business, we launched an intensive effort to understand the shared elements of our culture across the company. More than 2,500 of our employees, our corporate Board members and senior leaders provided input regarding the culture of our firm and the business principles that should guide our interactions with clients and our

04

Letter to Shareholders

*	2006, 2005 and 2004 are presented under IFRS. 2003 and 2002 are presented under U.K. GAAP before goodwill amortization and exceptional items. See “Five-Year Summary” for reconciliations of operating profit and earnings per share before the restructuring charge (2005), the U.S. regulatory settlement (2004) and goodwill amortization and exceptional items (2003 and 2002) to operating profit and earnings per share and important additional disclosures.
colleagues. The result was a set of principles that form the foundation of our efforts to create a shared culture across our company:
•	We are passionate about our clients’ success.

•	We earn trust by acting with integrity.

•	People are the foundation of our success.

•	Working together, we achieve more.

•	We believe in the continuous pursuit of performance excellence.
Throughout 2007 and beyond, we will build on these principles to further unify our culture, ensuring a positive environment for our employees and a consistent, superior experience for our clients.
As we operate and compete as a single, global investment management organization, there are compelling reasons for moving to a new company name that leverages the strengths of one of our existing business brands. We are therefore proposing to shareholders that we replace the AMVESCAP name with INVESCO. We have chosen INVESCO from among our other strong brands because it is the only brand used in every market in which we operate and because being an investment management company is embedded in the name. This does not mean we will be eliminating our other strong brands. Our long-term plan is to build on the power of these brands to enhance awareness of our company.
Focus on the future. We believe that our company has everything it takes to succeed in our evolving world. Our financial performance definitely has us heading in the right direction. To ensure our continued success, our strategy recognizes the dynamic environment in which we operate and positions us for long-term growth.
Going forward, we will build on our momentum to drive continued improvements in our financial performance and generate the resources we need to compete. We will work to further unlock the power of our global organization to provide enduring investment solutions for our clients and add real value for our shareholders. And we will continue to make meaningful progress toward our goal of becoming a premier global investment management organization.
Sincerely,

Rex D. Adams	Martin L. Flanagan
Chairman	President and CEO
Annual Report 2006            05

Community Services
AMVESCAP CARES
AMVESCAP is committed to responsible corporate citizenship and encourages employees to play active roles in the growth and development of the communities in which they live and work. By donating time, energy and other resources, the AMVESCAP team supports a variety of local and international programs for the arts, education, sports, the environment and charitable organizations. Highlights from the past year include:
•	AIM Trimark is a national partner for Big Brothers Big Sisters of Canada and the annual Bowl for Kids’ Sake event. Employees participate in these programs and other charitable activities year round, including Habitat for Humanity builds, Play Day and Jeans Days.

•	AIM employees have worked hand in hand with Rebuilding Together Houston since 1992, providing home repair services for low income, elderly and disabled Houstonians. In 2006 a crew of AIM volunteers, including family members and friends, came together to revitalize the home of an elderly Houston woman.

•	The INVESCO Atlanta Community Service Committee selected eight local charitable organizations to assist during 2006. Atlanta associates participated in several volunteer opportunities, and various employee events raised funds for these organizations, each of which received a monetary donation. Invesco Perpetual employees took up a fencing duel to raise money for cancer research. Members of the Invesco Perpetual UK equity team completed the Octopus Super Challenge Cycle-a-thon to assist charities such as Cancerbackup, the Shooting Star Children’s Hospice and charities in the local Notting Hill area. INVESCO employees in Asia-Pacific supported local charitable initiatives by taking part in a charity run, bike ride and dress special day, with all donations going to charitable organizations in support of local community services.

•	Atlantic Trust supports nonprofit organizations in the firm’s local communities across the U.S., both through professionals who volunteer their time and expertise, as well as through sponsorships.

06

Financial Highlights
The growing financial strength of our company during 2006 was demonstrated by record assets under management of $462.6 billion and a 57.0% increase in operating profits over the previous year before the restructuring charge. (a)

							Results before the Adjustments(a)
	Results for the Year Ended December 31,						for the Year Ended December 31,
	2006		2005		2004		2006		2005		2004
Net revenues(b)	$2,414.6	m	$2,173.2	m	$2,124.5	m	$2,414.6	m	$2,173.2	m	$2,124.5	m

Operating expenses	$1,629.2	m	$1,748.6	m	$2,037.2	m	$1,629.2	m	$1,672.9	m	$1,624.0	m

Operating profit	$785.4	m	$424.6	m	$87.3	m	$785.4	m	$500.3	m	$500.5	m

Net operating margin(c)	32.5%		19.5%		4.1%		32.5%		23.0%		23.6%

Profit before tax	$754.6	m	$360.1	m	$39.0	m	$754.6	m	$435.8	m	$452.2	m

Earnings per share:

– basic	$0.62		$0.27		$(0.05)		$0.62		$0.34		$0.35

– diluted	$0.60		$0.26		$(0.05)		$0.60		$0.34		$0.35

Assets under management	$462.6	b	$386.3	b	$382.1	b	$462.6	b	$386.3	b	$382.1	b

(a)	The Adjustments include the 2005 restructuring charge of $75.7 million ($58.3 million after tax, or $0.072 per share) and the 2004 U.S. regulatory settlement charge of $413.2 million ($318.2 million after tax, or $0.40 per share). See “Five Year Summary” for reconciliations of operating profit and earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) to operating profit and earnings per share and important additional disclosures.

(b)	Net revenues represent total revenues less third party distribution, service and advisory fees.

(c)	Net operating margin is equal to operating profit divided by net revenues.
In this annual report, we use the terms “AMVESCAP,” “company,” “we,” “us” and “our” to refer to AMVESCAP PLC together with its consolidated subsidiaries when the distinction between the publicly-traded parent company and its subsidiaries is not important to the discussion. When this distinction is important to the discussion, we use the term “Parent” or “AMVESCAP PLC” to refer to AMVESCAP PLC, the publicly-traded parent company, standing alone. The term “ordinary shares” means ordinary shares of AMVESCAP PLC.
Annual Report 2006            07

Forward-Looking Statements
We believe it is important to communicate our future expectations to our shareholders and to the public. This report, the documents incorporated by reference herein, other public filings and oral and written statements by us and our management, may include statements that constitute “forward-looking statements” within the meaning of United States securities laws. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and our ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, the documents incorporated by reference herein or such other documents or statements, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” and future or conditional verbs such as “will,” “may,” “could,” “should,” and “would,” and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.
Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements.
The following important factors, and other factors described elsewhere or incorporated by reference in this report or in our other filings with the U.S. Securities and Exchange Commission (SEC), among others, could cause our results to differ materially from any results that we may describe in any such forward- looking statements: (1) variations in demand for our investment products or services, including termination or non-renewal of our investment advisory agreements (2) significant changes in net cash flows into or out of the accounts we manage or declines in market value of the assets in, or redemptions or other withdrawals from, those accounts; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed; (7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation, including private civil litigation related to market timing, mutual fund fees and mutual fund sales practices, and any similar potential regulatory or other proceedings; (9) exchange rate fluctuations, especially as against the U.S. dollar; (10) the effect of economic conditions and interest rates in the U.K., U.S. or globally; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel, including investment management professionals; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; (17) changes in regulatory capital requirements; (18) our substantial debt and the limitations imposed by our credit facility; (19) the effect of failures or delays in support systems or customer service functions, and other interruptions of our operations; (20) the occurrence of breaches and errors in the conduct of our business, including any failure to properly safeguard confidential and sensitive information; and (21) the execution risk inherent in our current company-wide transformational initiatives. Other factors and assumptions not identified above were also involved in the derivation of these forward looking statements, and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. For more discussion of the risks affecting us, please refer to the section entitled “Financial Overview-Risk Factors” below.
You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to release publicly any revisions to forward looking statements, to report events or to report the occurrence of unanticipated events. For all forward- looking statements, we claim the “safe harbor” provided by Section 27A of the U.S. Securities Act and Section 21E of the Securities Exchange Act of 1934.

08

Business Overview
Introduction
AMVESCAP provides retail, institutional and high-net-worth clients with a distinctive array of investment management capabilities through a variety of brands across the globe. AMVESCAP’s sole business is asset management. At December 31, 2006, AMVESCAP managed $462.6 billion in assets under management (AUM) around the world under the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands.
The key drivers of success for AMVESCAP are long-term investment performance and client service, delivered across a diverse spectrum of products, distribution channels, geographic areas and market exposures. By achieving success in these areas, we seek to generate positive net flows and increased AUM. We are affected significantly by market movements, which are beyond our control; however, we endeavor to mitigate the impact of market movement by offering broad product diversification. We measure relative investment performance by comparing our products to competing products and industry benchmarks. Generally, distributors, investment advisors and consultants heavily weigh longer-term performance (e.g. three-year and five-year performance) in selecting the products they recommend to their customers, although shorterterm performance may be an important consideration. Third-party ratings can also have an influence on client investment decisions. Quality of client service is monitored in a variety of ways, including periodic client satisfaction surveys, analysis of response times and redemption rates, competitive benchmarking of services and obtaining feedback from investment consultants.
Our registered office is located at 30 Finsbury Square, London, United Kingdom, and our principal executive offices are in leased office space at 1360 Peachtree Street N.E., Atlanta, Georgia, U.S.A. Our telephone number is +1-404-479-1095. We are a public limited company under the U.K. Companies Act, domiciled in the U.K., and our shares, American Depositary Shares and Exchangeable Shares are listed on the London Stock Exchange, the New York Stock Exchange and the Toronto Stock Exchange, respectively, under the symbol “AVZ.” We maintain a Web site at www.amvescap.com. (Information contained on our Web site shall not be deemed to be part of, or to be incorporated into, this document.)
History
AMVESCAP PLC was originally incorporated on December 19, 1935 under the laws of England and Wales. Although our constituent corporate entities are significantly older, AMVESCAP in its modern form was created by the 1997 combination of two asset management businesses: INVESCO and AIM, both of which had been founded in the 1970s. Envisioning a broad international market for asset management, our Chairman Emeritus Charles W. Brady and eight partners in Atlanta, Georgia had purchased the pension management department from their employer, a large regional U.S. bank, in 1978, naming the new business “INVESCO.” In the same spirit, AIM-founders Charles T. Bauer, Robert H. Graham, and Gary T. Crum had separately left the asset management department of a major U.S. insurance company in 1976 and had formed a mutual fund company which they called “A I M Management Group.” In subsequent years, INVESCO continued to pursue growth through a program of targeted acquisitions, establishing or strengthening its retail and institutional businesses in key locations around the world.
The merger of INVESCO and AIM in 1997 resulted in the name change to AMVESCAP PLC and created one of the first truly global independent retail and institutional investment managers, with approximately $200 billion in AUM. AMVESCAP increased its global scope further with the acquisition of LGT Asset Management, Trimark Financial Corporation in Canada, Perpetual PLC in the United Kingdom and additional businesses in Australia and Taiwan. In 2001 AMVESCAP formed Atlantic Private Wealth Management, a business focused on serving the needs of high-net-worth individuals and their families. Atlantic Trust was built by the successive acquisitions of Boston-based Pell Rudman, New York-based Whitehall Asset Management and Chicago-based Stein Roe Investment Counsel.
In 2003 AMVESCAP became the first global asset management company to enter the market in China, forming a joint venture with Great Wall Securities. In 2005 we opened an office in Shenzhen and became the first non-Chinese firm authorized by the government to increase its joint venture ownership stake from 33.0% to 49.0%.
Annual Report 2006            09

Business Overview
Recent Developments
On August 1, 2005, AMVESCAP appointed Martin L. Flanagan as president and chief executive officer. Under Mr. Flanagan’s leadership, the company developed and began to implement a comprehensive operating plan designed to strengthen the business, build renewed momentum and identify the most promising opportunities for future growth. During 2006 we also simplified our management structure to streamline decision-making and sharpen the focus on our clients and our business. Our primary senior management team consists of the chief executive officer and eight senior managing directors, each of whom has responsibility for a core element of our global business.
On September 18, 2006, we acquired PowerShares, a leading provider of exchange-traded funds (ETFs). As of year end 2006, PowerShares managed approximately $8.5 billion in assets and offered investors 69 distinctive ETF products.
On October 3, 2006, we acquired WL Ross & Co., one of the industry’s leading financial restructuring groups, expanding the range of high-quality alternative investment offerings for our clients. Led by Wilbur Ross and his team, WL Ross & Co. assumed responsibility for the direct private equity business of AMVESCAP, with $3.4 billion in combined assets as of year end 2006.
We are continuing to implement our comprehensive operating plan, which is designed to leverage AMVESCAP’s core strengths — our people, our investment expertise, our diversification across asset classes, clients and channels, and our global presence.
During the year, AMVESCAP made significant improvements in investment and operating performance. Net operating margins increased from below 25.0% to above 30.0%, relative investment performance levels rose to their highest in five years, year-over-year net flows improved, and the price of AMVESCAP shares rose approximately 35.0% during 2006.
Industry Trends
Demographic and economic trends around the world are transforming the asset management industry and our business:
•	Population and economic growth are creating a larger basket of investable assets and a growing number of investors who need professional support to reach their financial goals.

•	Global economic prosperity and changes in retirement needs are creating a larger middle class of investors, resulting in the growth of mutual funds around the globe. The greater reliance on self-funded retirement will result in not only a higher level of investable assets, but a greater need to be advised on how to invest effectively for the future. Recent changes to U.S. pension laws could potentially further increase the size of defined contribution market. AMVESCAP is well-positioned to absorb these retirement assets through our products developed to meet retirement needs, including lifecycle and target maturity funds.

•	We have seen increasing separation of alpha and beta as an investment strategy in the asset management industry. (“Alpha” is defined as excess return attributable to a manager, and “beta” refers to the return of an underlying benchmark.) This trend increases the demand for low cost beta solutions such as passive, index and ETF products, as well as an increasing demand for higher alpha strategies such as alternative products. The acquisitions of PowerShares and WL Ross & Co. reflect our focus on addressing this trend.

•	Explosive growth in China and India, combined with the generational transfer of wealth in the U.S. and Europe, is creating a favorable environment for asset managers globally, although within a more competitive environment. As the second-largest joint venture in China, we are well-positioned to participate in the rapidly growing fund industry.

•	Investors are increasingly seeking to invest outside their domestic markets. They seek firms that operate globally and have expertise in markets around the world. With offices in 19 countries, AMVESCAP has the global presence to benefit from this trend.
Our plans for taking the business forward acknowledge these demographic and economic trends, as well as our competition. Our multi-year strategy is designed to leverage our global presence, our distinctive worldwide investment management capabilities and our talented people to strengthen our business and ensure our long-term success.

Business Overview
Description of Our Business
AMVESCAP is a leading independent global asset manager with offices in 19 countries. As of December 31, 2006, AMVESCAP managed $462.6 billion in assets for retail, institutional and private wealth investors around the world. Our investment products are sold under the brand names AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. AMVESCAP shares are traded publicly on the London, New York and Toronto stock exchanges under the symbol “AVZ.” As of December 31, 2006, AMVESCAP had a market capitalization of approximately $10.0 billion.
Our aspiration is to take advantage of our world of opportunity to become a premier global investment management organization. Supported by a global operating platform, AMVESCAP delivers a broad array of investment products and services to retail, institutional and high-net-worth investors on a domestic, international and global basis. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia-Pacific, with clients in more than 100 countries.
We are committed to delivering the combined power of our distinctive worldwide investment management capabilities globally. We believe that our discipline-specific teams provide us with a competitive advantage. In addition, we offer multiple investment objectives within the various asset classes and products that we manage. Our asset classes include equity, balanced, fixed income, stable value, money market and alternatives. Approximately 47.0% of our AUM as of December 31, 2006 was invested in equities, with the balance invested in fixed income and other securities.
The following table sets forth the investment objectives by which we manage, sorted by asset class:
Objectives by Asset Class

Money Market	Fixed Income	Balanced	Equity	Alternatives

Prime	Convertibles	Core	Small Cap Core	Financial Structures
Government/Treasury	Core/Core Plus	Global	Small Cap Growth	Absolute Return
Tax-Free	Emerging Markets	Asset Allocation	Small Cap Value	U.S. REITS
Cash Plus	Enhanced Cash		Medium Cap Core	Global REITS
	Government Bonds		Medium Cap Growth	U.S. Direct Real Estate
	High-Yield Bonds		Medium Cap Value	European Direct Real Estate
	High-Yield Loans		Large Cap Core	Private Capital Direct Investments
	Index		Large Cap Growth	Private Capital Fund of Funds
	Intermediate		Large Cap Value	Multiple Asset Strategies
	International/Global		Enhanced Index	Asset Allocation
	Money Markets		Sector Funds
	Municipal Bonds		International
	Short Bonds		Global
	Stable Value		Regional/Single Country

Annual Report 2006          11

Business Overview
The following table sets forth the categories of products sold through our three principal distribution channels:
Investment Vehicles by Distribution Channel

Private Wealth
Retail	Institutional	Management

Mutual Funds	Institutional Separate Accounts	Separate Accounts
ICVCs*	Collective Trust Funds	Managed Accounts
Investment Trusts	Managed Accounts	Exchange-Traded Funds
Individual Savings Accounts	Exchange-Traded Funds
Exchange-Traded Funds

*	Investment companies with variable capital
The following tables present a breakdown of AUM by client domicile, distribution channel and asset class as of December 31, 2006:
AUM Diversification ($ billions)
Prior to 2006 AMVESCAP operated as a collection of diverse business units. During 2006 AMVESCAP began to better leverage the individual strengths of these business units by working more effectively as a unified global organization. We realigned management of our various global support functions (Legal, Compliance, Finance, Human Resources, Operations and Technology) under single senior executives. In addition, our institutional business is now under unified global management. Since we now take a unified approach to our business, we are presenting our financial statements and other disclosures under the single operating segment “asset management,” and will no longer segregate our presentation along the historical business division lines.
The company is focusing on four key strategic drivers that we believe will contribute to our long-term success:
•	Achieve strong investment performance over the long term by having clearly articulated investment disciplines and providing truly enduring solutions to our clients;

•	Deliver the combined power of our distinctive investment management capabilities anywhere in the world to meet our clients’ needs;

•	Unlock the power of our global operating platform by simplifying our processes and procedures and integrating the support structures of our business globally; and

•	Continuing to build a high-performance organization by fostering greater transparency, accountability and execution at all levels.
Distribution Channels
Retail
AMVESCAP is a significant provider of retail investment solutions to clients through our distribution channels: AIM in the U.S., AIM Trimark in Canada, Invesco Perpetual in the U.K., INVESCO in Europe and Asia, and PowerShares (for our ETF products). Collectively the retail product management teams manage $234.0 billion as of December 31, 2006. We offer retail products within all of the major asset classes (equity, fixed income, balanced, money market and alternatives) in the form of mutual funds, separately managed accounts, variable annuities, collective trusts and ETFs. Our retail products are primarily distributed through third-party financial intermediaries, including traditional broker-dealers, fund “supermarkets,” retirement platforms, financial advisors, insurance companies and trust companies.

Business Overview
The U.S., Canadian and U.K. retail businesses rank among the largest, by AUM, in their respective regions: as of year end 2006, AIM was the 14th largest non-proprietary mutual fund complex in the U.S., AIM Trimark was the fourth largest fund manager in Canada and Invesco Perpetual was the second largest fund provider in the U.K. In addition, our joint venture in China, Great Wall, was the second largest Sino-foreign manager in China, with AUM of approximately $4.0 billion. Our recent acquisition of PowerShares adds a leading set of ETF products (with $8.5 billion in assets and 69 funds as of December 31, 2006) to the extensive choices available to our retail investors. We now provide our retail clients with one of the industry’s most robust and comprehensive product lines.
AMVESCAP’s North American retail distribution channel offers mutual funds invested in the U.S., Canada and international markets, including funds that target particular market sectors. We offer equity, balanced, fixed income, real estate and money market funds.
Through our AIM and AIM Trimark brands, we also provide investment management services to mutual funds managed by companies unaffiliated with us. In addition to our sales of fund products through financial intermediaries, third-party pension plans and insurance companies use our funds as investment options under their own separate accounts. Similarly, we sub-advise funds sponsored by third parties, typically for use as investment options under insurance company separate accounts. AIM has also developed a managed account business, which tailors individual, privately managed portfolios to clients’ investment needs. AIM also provides retirement products and state-sponsored college savings plans.
Through our Invesco Perpetual brand, we are one of the largest independent investment managers in the U.K., currently managing assets on behalf of consumers, intermediaries and professional investors through a broad product range that includes ICVCs, investment trusts, PEPs, ISAs, pension products, offshore funds and other specialist mandates. Invesco Perpetual actively manages products that include U.K., European, U.S., Asian, emerging market and other international equities, as well as fixed interest funds.
In Europe and Asia we market our products under the INVESCO brand, which includes locally managed investment products as well as a diversified offshore fund range.
Institutional
AMVESCAP provides investment solutions to institutional investors globally, with a major presence in the U.S., Canada, U.K., Continental Europe and Asia-Pacific regions under the INVESCO and AIM brands ($211.8 billion in AUM as of December 31, 2006). We offer a broad suite of domestic and global products, including traditional equities, structured equities, fixed income, real estate, private equity (recently expanded through our acquisition of WL Ross & Co.), financial structures, and absolute return strategies. Global and regional sales forces distribute our products and provide services to clients and intermediaries around the world. Our investment teams are organized by investment specialty and operate with key hubs in New York, Atlanta, Dallas, Louisville, Houston, London, Frankfurt, Hong Kong, Tokyo and Melbourne.
We have a diversified client base that includes major public entities, corporate, union, non-profit, endowments and foundations, as well as investment consultants and financial institutions. Customers of AIM’s institutional money market funds included 17 of the 20 largest U.S. banks, 8 of the Fortune 50 U.S. corporations, and 6 of the top 20 Fortune Global Corporations as of December 31, 2006.
We believe that having our investment professionals working in and investing from many of the world’s financial markets is one of our core strengths. AMVESCAP both coordinates the construction of global portfolios and markets our global investment management services.
Private Wealth Management
Under the Atlantic Trust brand, AMVESCAP provides high-net-worth individuals and their families with a broad range of personalized and sophisticated wealth management services, including financial counseling, estate planning, asset allocation, investment management (including sale of third party-managed investment products), private equity, trust, custody and family office services. We also provide asset management services to foundations and endowments in the U.S. Atlantic Trust obtains new clients primarily through referrals from existing clients and recommendations from a network of attorneys and accountants. Atlantic Trust has offices in 16 U.S. cities and manages $16.8 billion as of December 31, 2006 for a diverse set of clients.
Annual Report 2006          13

Business Overview
Employees
As of December 31, 2006, we had 5,574 employees, of whom approximately 62% were located in North America. As of December 31, 2005 and 2004, we had 5,798 and 6,693 employees, respectively. The decreases in headcount were due to reductions in force we made during those years. None of our employees is covered under collective bargaining agreements.
Competition
The investment management business is highly competitive, with points of differentiation including investment performance, the range of products offered, brand recognition, business reputation, financial strength, the depth and continuity of relationships, quality of service and the level of fees charged for services. We compete with a large number of investment management firms, commercial banks, investment banks, broker dealers, insurance companies and other financial institutions. We believe that the diversity of our investment styles, product types and channels of distribution enable us to compete effectively in the investment management business.
Management Contracts
We derive substantially all of our revenues from investment management contracts with clients. Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Investment management contracts are generally terminable upon thirty or fewer days’ notice. Typically, mutual fund and unit trust investors may withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with us or reduce the aggregate amount of assets under management upon very short-notice periods. Individual clients and fund shareholders may elect to close their accounts or redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including changes in investment strategy, investment performance, changes in prevailing interest rates and financial market performance.
Government Regulation
As with all investment management companies, our operations and investment products are highly regulated in almost all countries in which we conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant government agencies and industry self-regulatory authorities broad administrative discretion over the activities of our business, including the power to limit or restrict business activities. Possible sanctions for violations of law include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, and the imposition of fines and censures on us or our employees. It is also possible that laws and regulations governing our operations in general or particular investment products could be amended or interpreted in a manner that is adverse to us.
We conduct substantial business operations in the U.S. Various of our subsidiaries and/or products and services offered by such subsidiaries are regulated by the SEC, the National Association of Securities Dealers (NASD), the National Futures Association, the Commodity Futures Trading Commission and the Office of the Comptroller of the Currency (OCC). Federal statutes that regulate the products and services we offer in the U.S. include the Securities Act of 1933, the Securities Exchange Act of 1934 (Exchange Act), the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.
Various of our subsidiaries are regulated in the United Kingdom by the Financial Services Authority (FSA). Our operations elsewhere in the world are regulated by similar regulatory organizations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance and the Financial Services Agency in Japan, the Federal Financial Supervisory Authority in Germany, the Canadian securities administrators (including the Ontario Securities Commission), the Central Bank of Ireland, the Banque de France and the Autorité des Marchs Financiers in France, the

Business Overview
Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, the Netherlands Authority for the Financial Markets, the Swiss Federal Banking Commission, La Comisión Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Jersey Financial Services Commission and the Pension Fund Supervisions Office (UNFE) in Poland.
Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities. There have been recent changes to regulatory capital requirements applying to investment firms operating within the European Economic Area (EEA). After consultation with the U.K. Financial Services Authority (FSA), it has been determined that, for the purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current European Union (EU) Directives. A sub-group, however, including all of our EU subsidiaries, is subject to these consolidated capital requirements, and capital is maintained within this sub-group to satisfy these regulations. Complying with our regulatory commitments may result in an increase in the capital requirements applicable to the European sub-group. As a result of corporate restructuring and the regulatory undertakings that we have given, certain of these EU subsidiaries may be required to limit their distributions. We cannot guarantee that further corporate restructuring will not be required to comply with applicable legislation. See “Financial Overview — Risk Factors” included elsewhere herein.
As a foreign private issuer (FPI) for SEC reporting purposes, we are currently exempt from significant provisions of the U.S. federal securities laws. To retain our FPI status, U.S. residents must hold less than 50% of our voting securities (ordinary and exchangeable shares). At January 1, 2007, the most recent measurement date prior to the publication of this annual report, the proportion of our voting securities held by U.S. residents was 44%. If the company were to lose its status as an FPI, our accounting and public reporting burdens would increase and would become more complex. It is also likely that our compliance and corporate governance costs would increase.
To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales or increased redemptions of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.
Annual Report 2006          15

Financial Overview
Summary
AMVESCAP ended 2006 with record AUM of $462.6 billion, a 19.8% increase over 2005 resulting from a combination of market gains and acquisitions, partially offset by net outflows of $1.4 billion. Larger AUM and higher performance fees increased net revenues to $2,414.6 million, an 11.1% increase over the previous year. Operating expenses fell 2.6% year over year compared to operating expenses before the restructuring charge in 2005. This combination of growing revenues and falling expenses produced operating profits of $785.4 million in 2006, an increase of 57.0% over operating profit before the restructuring charge in 2005, and a significant expansion of net operating margin to 32.5%. Diluted earnings per share improved 76.5%, from $0.34 in 2005 before the restructuring charge to $0.60 in 2006. See page 22 for a reconciliation of total operating expenses before the restructuring charge to total operating expenses. See “Five-Year Summary” for a reconciliation of operating profit before the restructuring charge to operating profit and important additional disclosures.
During 2006, AMVESCAP made two important acquisitions. In September, the acquisition of PowerShares added $6.3 billion in AUM, and in October, the company completed the acquisition of WL Ross & Co. with $2.6 billion in AUM. The addition of PowerShares’ distinctive line of exchange traded funds (ETFs) and the recognized financial restructuring expertise of WL Ross & Co. to our broad line of established investment solutions provides our global clients with one of the industry’s most robust and comprehensive ranges of investment capabilities.
Investment performance strengthened during the year in most of our asset categories. Within our retail products, our U.K., U.S. and Canadian investment teams each improved their relative performance over 2005. Our U.K. business continued to outpace many of its competitors throughout 2006, and we experienced steady improvement in our U.S. retail business and a significant turnaround in our Canadian performance in 2006. Our institutional business showed improvement year over year across asset classes, with our fixed income and money market businesses once again delivering consistent outstanding performance relative to their benchmarks.
Assets Under Management
AUM at the end of 2006 were $462.6 billion (2005: $386.3 billion). Average AUM for 2006 were $424.2 billion, compared to $377.6 billion in 2005. Net outflows for the year ended December 31, 2006, were $1.4 billion, with inflows of $85.8 billion and outflows of $87.2 billion. Net inflows in the first half of the year were slightly positive offset by relatively small net outflows in the second half, although our investment performance has generally strengthened throughout the year. Our retail net inflows for 2006 were $0.5 billion, compared to net outflows of $12.1 billion in 2005. Institutional net outflows were $1.2 billion in 2006 versus net outflows of $4.5 billion in 2005. Our Private Wealth Management (PWM) business had net outflows of $0.7 billion in 2006 compared to net inflows of $0.4 billion in 2005. Changes in AUM were as follows:

$ billions	2006	2005	2004

January 1,	$386.3	$382.1	$370.6
Inflows	85.8	66.3	67.0
Outflows	(87.2)	(82.5)	(86.5)

Net flows	(1.4)	(16.2)	(19.5)
Net flows in money market funds and other	12.8	0.5	(8.3)
Market gains/reinvestment	46.5	24.4	26.0
Acquisitions/disposals	8.9	—	6.1
Foreign currency translation	9.5	(4.5)	7.2

December 31,	$462.6	$386.3	$382.1

Average long-term AUM	$366.3	$331.7	$326.2
Average institutional money market AUM	57.9	45.9	45.1

Average AUM	$424.2	$377.6	$371.3

Financial Overview
Our revenues are directly influenced by the level and composition of our AUM. Therefore, movements in global capital market levels, net new business inflows (or outflows) and changes in the mix of investment products between asset classes may materially affect our revenues from period to period. Global capital markets improved over 2006. In 2006, the total returns (in local currency terms) of the FTSE 100, the S&P 500, NASDAQ and the Dow Jones Industrial Average were 14.8%, 15.8%, 10.4% and 19.0%, respectively. Our AUM by channel, by asset class, and by client domicile were as follows:
AUM by Channel

$ billions	Total	Retail	Institutional	PWM

January 1, 2004	$370.6	$176.6	$184.9	$9.1
Inflows	67.0	40.1	22.6	4.3
Outflows	(86.5)	(53.3)	(28.6)	(4.6)

Net flows	(19.5)	(13.2)	(6.0)	(0.3)
Net flows in money market funds and other	(8.3)	1.3	(9.6)	—
Market gains/reinvestment	26.0	16.0	9.7	0.3
Acquisitions/disposals	6.1	—	—	6.1
Foreign currency translation	7.2	5.3	1.9	—

December 31, 2004	$382.1	$186.0	$180.9	$15.2

Inflows	66.3	41.2	21.3	3.8
Outflows	(82.5)	(53.3)	(25.8)	(3.4)

Net flows	(16.2)	(12.1)	(4.5)	0.4
Net flows in money market funds and other	0.5	1.9	(1.6)	0.2
Market gains/reinvestment	24.4	16.0	7.9	0.5
Foreign currency translation	(4.5)	(1.6)	(2.9)	—

December 31, 2005	$386.3	$190.2	$179.8	$16.3

Inflows	85.8	58.4	23.2	4.2
Outflows	(87.2)	(57.9)	(24.4)	(4.9)

Net flows	(1.4)	0.5	(1.2)	(0.7)
Net flows in money market funds and other	12.8	(0.3)	13.1	—
Market gains/reinvestment	46.5	31.4	13.9	1.2
Acquisitions	8.9	6.3	2.6	—
Foreign currency translation	9.5	5.9	3.6	—

December 31, 2006	$462.6	$234.0	$211.8	$16.8

Annual Report 2006          17

Financial Overview
AUM by Asset Class

			Fixed		Money	Stable
$ billions	Total	Equity	Income	Balanced	Market	Value	Alternatives

January 1, 2005	$382.1	$178.6	$44.2	$43.3	$51.8	$42.1	$22.1
Inflows	66.3	30.0	14.5	7.8	3.3	4.2	6.5
Outflows	(82.5)	(45.6)	(10.4)	(12.5)	(3.5)	(3.0)	(7.5)

Net flows	(16.2)	(15.6)	4.1	(4.7)	(0.2)	1.2	(1.0)
Net flows in money market funds	0.5	—	—	—	0.5	—	—
Market gains/reinvestment	24.4	17.9	1.2	1.7	—	2.4	1.2
Foreign currency translation	(4.5)	(3.3)	(0.8)	0.1	—	—	(0.5)

December 31, 2005	$386.3	$177.6	$48.7	$40.4	$52.1	$45.7	$21.8

Inflows	85.8	42.5	24.3	7.4	1.9	4.3	5.4
Outflows	(87.2)	(46.6)	(17.9)	(9.6)	(3.1)	(5.6)	(4.4)

Net flows	(1.4)	(4.1)	6.4	(2.2)	(1.2)	(1.3)	1.0
Net flows in money market funds	12.8	—	—	—	12.8	—	—
Market gains/reinvestment	46.5	32.6	2.8	5.7	0.5	2.5	2.4
Acquisitions	8.9	6.3	—	—	—	—	2.6
Foreign currency translation	9.5	6.7	1.6	0.4	0.1	—	0.7

December 31, 2006	$462.6	$219.1	$59.5	$44.3	$64.3	$46.9	$28.5

AUM by Client Domicile

$ billions	Total	U.S.	Canada	U.K.	Europe	Asia

January 1, 2006	$386.3	$235.9	$42.6	$52.9	$32.5	$22.4
Inflows	85.8	30.0	4.5	14.5	23.6	13.2
Outflows	(87.2)	(42.2)	(7.7)	(10.2)	(18.0)	(9.1)

Net flows	(1.4)	(12.2)	(3.2)	4.3	5.6	4.1
Net flows in money market funds	12.8	11.5	0.4	0.2	0.7	—
Market gains/reinvestment	46.5	21.9	6.9	9.9	4.1	3.7
Acquisitions	8.9	8.9	—	—	—	—
Foreign currency translation	9.5	(0.3)	0.4	6.5	2.7	0.2

December 31, 2006	$462.6	$265.7	$47.1	$73.8	$45.6	$30.4

The company began documenting and presenting AUM by client domicile in 2006. Prior to 2006, the company was organized into seven operating divisions, and AUM data was tracked and presented by these divisions. The company operates under one business segment, asset management. See Note 4 to the Consolidated Financial Statements for geographical segmental disclosures.

Financial Overview
Investment Performance

	% of AUM in Top Half of Peer Group

Retail (1)	As of December 31, 2006			As of December 31, 2005

	One-Year	Three-Year	Five-Year	One-Year	Three-Year	Five-year
	2006	2006	2006	2005	2005	2005

U.S. (Lipper)	63%	74%	67%	62%	34%	22%
U.S. (Morningstar)	60%	51%	77%	45%	58%	45%
Canada	80%	54%	81%	5%	21%	93%
U.K.	89%	98%	87%	72%	87%	83%
Continental Europe and Asia	51%	90%	57%	66%	83%	60%

	% of AUM Above Benchmark

Institutional (2)	As of December 31, 2006			As of December 31, 2005

	One-Year	Three-Year	Five-Year	One-Year	Three-Year	Five-Year
	2006	2006	2006	2005	2005	2005

Equity	58%	64%	100%	53%	53%	97%
Fixed Income	96%	98%	99%	94%	93%	92%
Money Market (3)	97%	97%	97%	93%	93%	93%

(1)	Retail performance is based on peer rankings. Sources include: Morningstar, Lipper and S&P Micropal.

(2)	Institutional includes representative products managed in Atlanta, New York, Frankfurt, Louisville and London.

(3)	Money market figures apply to percent of AUM in top half of peer group (versus benchmark for equity and fixed income).
In our U.S. retail channel, we have seen an improvement on a one-, three- and five-year basis relative to both Lipper and Morningstar peer groups. Within U.S. retail, 7 of 12 of our global and international funds had 4- or 5-star Morningstar ratings, with 9 of these funds in the top quartile on a Lipper one-year basis. We have seen inflows in these and other products. During 2006 we evaluated, rationalized and merged 15 funds in the U.S. retail product line to ensure we are delivering the best possible investment solutions to our clients.
Our Canadian retail business has seen a turnaround in its investment performance at the end of 2006. Certain of its portfolios have been underweight in the energy sector, which contributed to performance lagging its peers during much of 2006 as that sector’s valuation increased. Performance has improved as energy sector valuations lessened in the second half of 2006.
81% of the Canadian retail AUM remains in the top half of peers on a five-year basis. The U.K. retail business has produced particularly strong results across all measured time frames. In Continental Europe and Asia more than 51% of AUM are performing in the top of peer groups on a one-year basis.
In our institutional business, over 96% of our fixed income and money market assets beat their benchmarks over the one-, three- and five-year periods. Although measuring our investment performance against benchmarks is an important criterion, our institutional business is also evaluated against peer groups and consultant perception. Equity performance improved year over year on a one-, three- and five-year basis.
Annual Report 2006          19

Financial Overview
Revenues
Net revenues (total revenues less third-party distribution, service and advisory fees) increased by 11.1% in 2006 to $2,414.6 million (2005: $2,173.2 million). The main categories of revenues, and the percentage change between the periods, are as follows:

			%		%
$ millions	2006	2005	Change	2004	Change

Management	2,609.7	2,213.7	17.9%	2,052.7	7.8%
Service and distribution	534.9	538.2	(0.6)%	593.3	(9.3)%
Other	96.8	127.3	(24.0)%	111.5	14.2%

Total revenues	3,241.4	2,879.2	12.6%	2,757.5	4.4%
Third-party distribution, service and advisory fees	(826.8)	(706.0)	17.1%	(633.0)	11.5%

Net revenues	2,414.6	2,173.2	11.1%	2,124.5	2.3%

Management Revenues
Management fee revenues are derived from providing professional services to manage client accounts and include fees received from retail mutual funds, unit trusts, investment companies with variable capital (ICVCs), investment trusts and institutional advisory contracts. Management fees for products offered in the retail distribution channel are generally calculated as a percentage of the daily average asset balances and therefore vary as the levels of AUM change resulting from inflows, outflows and market movements. Management fees for products offered in the institutional distribution channel are calculated in accordance with the underlying investment management contracts and also vary in relation to the level of client assets managed, and in certain cases are also based upon investment performance.
Management revenues increased 17.9% from 2005, due to market appreciation on fund assets, investment performance and increased sales in Europe of the Dublin-based offshore fund range and the U.K. onshore fund range. Performance fees, which are included in management revenues, increased 145.4% in 2006 over 2005, from $33.5 million to $82.2 million, as several institutional products, primarily in our structured products group, exceeded performance hurdles. In the U.K., the addition of the Real Estate Opportunity fund and strong investment performance contributed to the increase in performance fees.
Management fee revenues in 2005 increased 7.8% over 2004. Performance fees increased from $9.4 million in 2004 to $33.5 million in 2005 due to improved comparative performance against benchmarks.
Service and Distribution Revenues
In 2006, service and distribution revenues decreased 0.6% over 2005. Service revenue is generated through fees charged to cover several types of expenses, including fund accounting fees, SEC filings and other maintenance costs for mutual funds and unit trusts, and administrative fees received from closed-ended funds. Service revenues also include transfer agent fees, which are fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor’s name. Distribution revenues include

Financial Overview
12b-1 fees received from certain mutual funds to cover allowable sales and marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Distribution revenues typically vary in relation to the amount of client assets managed. In 2006, increases in service revenues in the U.K., in line with higher AUM, were offset by decreases in distribution and transfer agent revenues. Distribution revenues declined due to the full year of 12b-1 rate reductions on certain U.S. retail products. The decline in transfer agent fee revenues arose primarily in U.S. Retail from a change in the sub-transfer agent methodology, account fee rate changes, and fewer open accounts. Distribution and transfer agent revenues in 2005 included revenues from AMVESCAP Retirement, which was sold in the second half of 2005, thereby further contributing to the decline in revenues in 2006.
Service and distribution revenues in 2005 declined $55.1 million, or 9.3%, from 2004. The sale of the AMVESCAP Retirement business accounted for $30.0 million of this decline, as this business was included for the full 12 months in 2004 but only six and a half months in 2005. The remainder of the difference is a result of lower distribution and transfer agency fees in our U.S. Retail channel.
Other Revenues
Other revenues include fees derived primarily from transaction commissions received upon the closing of new investments into certain of our retail funds and fees received upon the closing of real estate investment transactions in our real estate group. In 2005, prior to the outsourcing of our banking operations and the sale of our German banking license in January 2006, other revenues included fees earned from this banking business, such as interest earned from balances available on demand from clients and credit institutions and commissions earned from derivative instruments. In 2006, other revenues decreased 24.0% from 2005, primarily due to lower real estate transaction commissions and reduced transaction commissions following the sale of the German banking license.
Other revenues increased 14.2% in 2005 over 2004, primarily due to the increase in transaction commissions in our real estate group. Real estate transaction fees vary from year to year as properties are bought and sold over the lifecycle of each portfolio.
Third-Party Distribution, Service and Advisory Fees
Third-party distribution, service and advisory fees are passed through to external parties and are presented separately from total revenues to arrive at net revenues. These fees include renewal commissions paid to independent financial advisors for as long as the clients’ assets are invested and are payments for the servicing of the client accounts. Renewal commissions are calculated based upon a percentage of the AUM value. Distribution fees also include the amortization of upfront commissions paid to broker/dealers for sales of fund shares with a contingent deferred sales charge (a charge levied to the investor for client redemption of AUM within a certain contracted period of time). The distribution commissions are amortized over the contractual AUM-retention period. Also included in third-party distribution, service and advisory fees are transfer agency fees that are paid to a third party for transferring shares of a mutual fund or units of a unit trust into the investor’s name. Third-party distribution, service and advisory fees increased 17.1% from 2005 due primarily to increases in renewal commissions, partially offset by declines in third-party distribution fees.
In 2005, third-party distribution, service and advisory fees increased by $73.0 million, due to an increase in trail and renewal commissions driven by higher AUM levels.
Annual Report 2006            21

Financial Overview
Expenses
Operating Expenses
During 2006 we continued to make progress toward our aspiration of becoming a premier global investment management firm. The company finalized its 2007 operating plan to build on the momentum created by execution against its 2006 strategic objectives. With the exception of variances caused by market movements, foreign exchange fluctuations, acquisitions, and expensing of the 2003 share options (discussed below), the company ended 2006 with $125.0 million in expense savings, $5.0 million ahead of the 2006 expense guidance of $120.0 million.
The main categories of operating expenses are as follows:

			%		%
$ millions	2006	2005	Change	2004	Change

Compensation:
Salaries and cash bonuses	756.3	785.8	(3.8)%	743.6	5.7%
Payroll-related costs	54.9	53.1	3.4%	50.4	5.4%
Pension costs	43.4	73.3	(40.8)%	66.5	10.2%
Benefits costs	37.2	41.3	(9.9)%	42.7	(3.3)%
Share-related compensation	148.5	64.3	130.9%	30.0	114.3%
Other compensation costs	21.4	26.9	(20.4)%	33.6	(19.9)%

Compensation	1,061.7	1,044.7	1.6%	966.8	8.1%
Marketing	140.6	139.5	0.8%	129.1	8.1%
Property and office	109.7	130.3	(15.8)%	169.3	(23.0)%
Technology and telecommunications	123.2	139.0	(11.4)%	148.8	(6.6)%
General and administrative	194.0	219.4	(11.6)%	210.0	4.5%

Total operating expenses before the restructuring charge (2005) and the U.S. regulatory settlement (2004) *	1,629.2	1,672.9	(2.6)%	1,624.0	3.0%
Restructuring	—	75.7	N/A	—	N/A
U.S. regulatory settlement	—	—	N/A	413.2	N/A

Total operating expenses	1,629.2	1,748.6	(6.8)%	2,037.2	(14.2)%

*	See “Five-Year Summary” for important additional disclosures.
These cost categories can be analyzed as a percentage of net revenues and total expenses as follows:

		% of Total	% of		% of Total	% of		% of Total	% of
		Operating	Net		Operating	Net		Operating	Net
$ millions	2006	Expenses *	Revenues	2005	Expenses *	Revenues	2004	Expenses *	Revenues

Compensation	1,061.7	65.2%	44.0%	1,044.7	62.5%	48.1%	966.8	59.5%	45.5%
Marketing	140.6	8.6%	5.8%	139.5	8.3%	6.4%	129.1	8.0%	6.1%
Property and office	109.7	6.7%	4.5%	130.3	7.8%	6.0%	169.3	10.4%	8.0%
Technology and telecommunications	123.2	7.6%	5.1%	139.0	8.3%	6.4%	148.8	9.2%	7.0%
General and administrative	194.0	11.9%	8.0%	219.4	13.1%	10.1%	210.0	12.9%	10.0%

	1,629.2	100.0%	67.4%	1,672.9	100.0%	77.0%	1,624.0	100.0%	76.6%

*	Before the restructuring charge (2005) and the U.S regulatory settlement (2004). See “Five-Year Summary” for important additional disclosures.

Financial Overview
Compensation
Compensation continues to be the largest component of total operating expenses, accounting for 65.2% of costs for 2006 (2005: 62.5% before the restructuring charge, 2004: 59.5% before the U.S. regulatory settlement). Competitive compensation is critical for the success of the company in attracting and retaining the highest caliber employees. Compensation expenses increased $17.0 million from 2005, due primarily to $84.2 million in incremental non-cash amortization of share-related compensation programs, including a charge of $44.7 million ($0.04 per share, net of tax) taken in the third and fourth quarters relating to the cumulative previously unrecognized cost to the company of performance-based share options granted in 2003 that vested in February 2007. No expense for these options was recorded in 2004 or 2005 as it was not expected in these years that the awards would vest. An increase of $15.5 million in staff bonuses and smaller increases in sales incentive bonuses also contributed to the overall rise in compensation costs. The increases in share-based payment and bonus costs were offset by decreases in base salary and pension costs in 2006, reflecting lower headcount levels.
Compensation expenses in 2005 increased $77.9 million from 2004, with $34.3 million in incremental amortization of share-related compensation programs, $11.8 million related to one-time executive recruiting costs, and the remainder due to staff salaries, bonus and benefit costs.
Marketing
Marketing expenses include marketing support payments, which are payments made to distributors of certain of our retail products over and above the 12b-1 distribution payments. These fees are contracted separately with each distributor. Marketing expenses also include the cost of direct advertising of our products through trade publications, television and other media. Public relations costs, such as the costs of securing prospective distributors and the marketing of the company’s products through conference or other sponsorship, are also included in marketing costs, as well as the cost of marketing-related employee travel. In 2006, marketing expenses were relatively at versus 2005.
In 2005, marketing expenses increased 8.1% from 2004, largely due to increased advertising in the U.K. and U.S.
Property and Office
Property and office expenses include rent costs for our various leased facilities around the company, depreciation of company-owned property, utilities and other consumable costs. In 2006 these costs decreased 15.8% from 2005, reflecting the reduction in office space around the company.
In 2005 property and office costs decreased $39.0 million from 2004, due to the $37.0 million provision taken in 2004 for unused office space.
Technology and Telecommunications
Technology and telecommunications costs include expenses related to minor non-capitalized computer equipment, software purchases and related maintenance payments, depreciation of capitalized computer equipment costs, costs related to externally provided computer, record-keeping and portfolio management services, and telephone systems. These costs decreased 11.4% from 2005, driven by decreased levels of software and telephone system purchases and lower hardware depreciation levels stemming from declines in overall hardware purchases.
In 2005 technology and telecommunications costs decreased 6.6% from 2004, driven by the sale of the AMVESCAP Retirement business and generally lower headcount.
Annual Report 2006            23

Financial Overview
General and Administrative
General and administrative expenses include professional services costs, such as information service subscriptions, consulting fees, professional insurance costs, audit, tax and legal fees, non-marketing related employee travel expenditures, recruitment and training costs, and the amortization of certain intangible assets. These costs decreased 11.6% over 2005. In 2006 legal costs, which included a $6.0 million settlement, were offset by a $24.0 million insurance recovery related to market timing litigation in prior years. Professional insurance costs declined in 2006 due to reduced premiums, and general recruitment costs declined in 2006. These declines were partially offset by increases in external consulting costs related to various strategic initiatives.
In 2005 general and administrative expenses increased 4.5% from 2004, primarily due to a $16.6 million goodwill impairment charge recognized in the Private Wealth Management part of our business.
Net Operating Margin
The net operating margin (operating profit divided by net revenues) was 32.5% in 2006, up from 23.0% in 2005 before the restructuring charge. The increase in operating margin reflects the impact of increased revenues and cost controls arising from the restructuring initiatives and other efforts to control costs.
In 2005 the net operating margin decreased to 23.0% from 23.6% in 2004, primarily due to increases in compensation, marketing and general and administrative expenses, partially offset by higher net revenues.
Other Non-Operating Income and Expenses
Other non-operating income and expenses include interest income and expense, gains and losses on disposal of property and equipment assets, gains and losses from the disposal of investments, profits of associated companies and foreign exchange gains and losses. In 2006, these net costs decreased 52.2% over 2005 due to realization of gains from our investments in collateralized debt obligations and fund seed money and foreign exchange gains. The decrease in net non-operating costs was partially offset by a decrease in gain on sale of business due to the recognition of a $32.6 million gain on the sale of the AMVESCAP Retirement business in 2005.
In 2005, these net costs increased 33.5% over 2004, due to a capital infusion into our Taiwan bond funds, foreign exchange revaluations, and a loss on the outsourcing of our defined contribution platform in the U.K..
Tax Expense
Our subsidiaries operate in several taxing jurisdictions around the world, each with its own statutory income tax rate. As a result, the blended average statutory income tax rate will vary from year to year depending on the mix of the profits and losses of our subsidiaries. The majority of our profits are earned in the U.S., Canada and the U.K. The current U.K. statutory tax rate is 30%, the Canadian statutory tax rate is 36% and the U.S. statutory tax rate can range from 36%-42% depending upon the applicable state tax rate(s).
Our blended average statutory tax rate for 2006 was 33.01%, down from 35.12% in 2005 due to a larger percentage of our profits being taxed at the 30% U.K. tax rate in 2006. In 2005, our blended average statutory tax rate increased to 35.12% from 33.42% in 2004, primarily due to the U.S. having a loss in 2004 as a result of the U.S. regulatory settlement.
Our effective tax rate for 2006 was 35.0%, down from 37.7% in 2005 before the restructuring charge primarily due to the increased profits in the U.K. The effective tax rate was higher than our blended average statutory tax rate due primarily to additional taxes on subsidiary dividends and the write down of previously recognized deferred tax assets. In 2005, our effective tax rate was 37.7% before the restructuring charge which was flat versus 2004 of 37.5% before the U.S. regulatory settlement charge. The effective tax rates were higher than our blended average statutory tax rates in both 2005 and 2004 due primarily to nondeductible tax losses and nondeductible investment write-downs.
In 2006, increases in net deferred tax assets of $71.7 million comprise a deferred tax benefit in the Consolidated Income Statement of $28.3 million less foreign exchange and other reclasses of $5.2 million plus $48.6 million reflected in the Consolidated Statement of Changes in Equity. In 2005, decreases in net deferred tax assets of $6.4 million comprise a deferred tax expense in the Consolidated Income Statement of $17.2 million less foreign exchange and other reclasses of $5.8 million and $5.0 million reflected in the Consolidated Statement of Changes in Equity.

Financial Overview
Liquidity and Capital Resources
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
Cash Flows
The ability to consistently generate cash from operations in excess of capital expenditure and dividend requirements is one of our company’s fundamental financial strengths. Operations continue to be financed from retained profits, share capital and borrowings. Our principal uses of cash flow, other than for operating expenses, include dividend payments, capital expenditures, acquisitions, purchase of shares in the open market and investments in certain new investment products.
Cash flows for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

$ millions	2006	2005	2004

Cash flow from:
Operating activities	506.7	430.1	205.4
Investing activities	(284.3)	30.9	(107.0)
Financing activities	(183.9)	(286.9)	(126.7)

Increase/(decrease) in cash and cash equivalents	38.5	174.1	(28.3)
Cash and cash equivalents, beginning of year	715.7	546.9	563.3
Foreign exchange	35.4	(5.3)	11.9

Cash and cash equivalents, end of year*	789.6	715.7	546.9

*	Included in cash and cash equivalents are $2.9 million of client cash (2005: $227.1 million; 2004: $290.3 million) and $0.6 million of cash held to meet certain capital adequacy requirements (2005: $0.5 million, 2004: $0.6 million). The decrease in client cash was due primarily to one depository account sponsored by our banking subsidiary being replaced by an unaffiliated investment fund.
Operating Cash Flows
Operating cash flows are the result of receipts of investment management and other fees generated from AUM offset by operating expenses. Cash flows generated from operating activities in 2006 were $506.7 million, an increase of 17.8% over 2005. The increase was reduced by the decline in customer and counterparty payables, a component of current liabilities, resulting from one depository account sponsored by our banking subsidiary being replaced by an unaffiliated investment fund.
Operating cash flows in 2005 increased 109.4% over 2004 largely the result of payments associated with the U.S. regulatory settlement incurred in 2004.
Investing Cash Flows
In our institutional business, we periodically invest in both our collateralized debt obligation structures and our private equity funds, as is customary in the industry. At December 31, 2006, we had $82.5 million (2005: $68.2 million; 2004: $64.7 million) invested in these products and a further $94.6 million (2005: $90.3 million; 2004: $85.3 million) committed to fund our obligations under these programs. We received $13.3 million (2005: $13.4 million; 2004: $0.3 million) in return of capital from such investments. We also make seed investments in affiliated funds to assist in the launch of new funds. During 2006, we invested $88.8 million in new funds and recaptured $45.1 million from redemptions of prior investments.
Annual Report 2006            25

Financial Overview
During the fiscal years ended December 31, 2006, 2005 and 2004, our capital expenditures were $37.7 million, $38.2 million and $51.6 million, respectively. These expenditures related principally in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund accounting systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs related to leasehold improvements made to the various buildings and workspaces used in our offices. (See Note 4 to our Consolidated Financial Statements for information on the geographic distribution of capital expenditure.) These projects have been funded with proceeds from our operating cash flows. During the fiscal years ended December 31, 2006, 2005 and 2004, our capital divestitures were not significant relative to our total fixed assets.
The acquisitions of PowerShares and WL Ross & Co. resulted in net cash outflows of $198.8 million in 2006. In 2005, we received net cash inflows of $53.6 million from business dispositions, primarily related to the sale of the retirement business.
Financing Cash Flows
Net cash outflow from financing activities of $183.9 million, decreased $103.0 million from 2005, as the increase in net inflows from share issuances and borrowings offset the increase in dividends paid and purchase of shares to meet the requirements of sharebased compensation awards. A summary of shares purchased by month is presented on page 29.
Dividends
Our practice has been to pay an interim dividend and a final dividend in respect of each financial year. The interim dividend is generally payable in October of each year by resolution of our Board of Directors, and the final dividend is payable after approval of such dividend by our shareholders at the Annual General Meeting in the year following the financial year to which it relates. The declaration, payment and amount of any future dividends will be recommended by our Board of Directors and will depend upon, among other factors, our earnings, financial condition and capital requirements at the time such declaration and payment are considered. The Board has a policy of managing dividends in a prudent fashion, with due consideration given to profit levels and overall debt levels. Under the U.K. Companies Act, our ability to declare dividends is restricted to the amount of our distributable profits and reserves, which is the current and retained earnings of the Parent, on an unconsolidated basis. At December 31, 2006, distributable profits and reserves amounted to $537.2 million. See General Shareholders’ Information included elsewhere herein, for further discussion of our dividend policy and taxes applicable to dividends.
Cash dividends on Ordinary Shares are declared in U.S. dollars. The sterling conversion rate is announced on the declaration date as a guide only, with the final conversion rate being set on the dividend record date. Interim dividends are declared upon Board approval and recorded when paid, while the final dividend is declared at the company’s Annual General Meeting of shareholders and is paid at a subsequent date. The default payment for the dividend will be in sterling unless shareholders elect to receive their dividends in U.S. dollars. Therefore, holders of our Ordinary Shares that receive sterling will be exposed to currency fluctuations from the date of declaration of the dividend to the record date. AMVESCAP is exposed to currency risk between the time of the record date and the payment date for dividends paid in sterling.
Prior to the interim dividend declaration for 2006, cash dividends on Ordinary Shares were declared in pounds sterling. Therefore, holders of our American Depositary Shares were exposed to currency fluctuations from the date of declaration of the dividend to the date when the pounds sterling were converted to U.S. dollars by the Depositary for distribution to holders of American Depositary Shares.
Our Board of Directors has recommended a 2006 final dividend of $0.104 per share, resulting in a total dividend of $0.181 per share for 2006. The 2006 final dividend will be paid, subject to approval by shareholders, on May 30, 2007. The ex-dividend date will be April 25, 2007.

Financial Overview
The following table sets forth the interim, final and total dividends paid per Ordinary Share in respect of each year indicated and translated into U.S. cents per American Depositary Share:

				U.S. Cents per American
Year Ended December 31,	Pence per Ordinary Share			Depositary Share (1)
	Interim	Final	Total	Interim	Final	Total

2002	5.00	6.50	11.50	15.69	20.83	36.52
2003	5.00	6.50	11.50	16.63	23.31	39.94
2004	2.50	5.00	7.50	9.02	19.00	28.02
2005	4.00	5.50	9.50	14.02	20.33	34.35

(1)	Foreign exchange rates are based on Noon Buying Rates in effect at the respective payment dates.

				U.S. Cents per American
Year Ended December 31,	U.S. Cents per Ordinary Share			Depositary Share
	Interim	Final	Total	Interim	Final	Total

2006	7.70	10.40	18.10	15.40	20.80	36.20

Debt
Our total indebtedness at December 31, 2006 is $1,272.7 million. See Note 19 to the Consolidated Financial Statements for a maturity profile of our total indebtedness. Debt proceeds have been used by the company to form part of the consideration paid for acquisitions and also for the integration of the acquired businesses over time. In December 2004, we issued and sold $500.0 million in new senior notes: $300.0 million of five-year notes with a coupon of 4.5% due in 2009 and $200.0 million of 10-year notes with a coupon of 5.375% due in 2014. Also in December 2004, we completed a tender offer for $320.5 million of our original $400.0 million 6.6% senior notes. In May 2005, we repaid the $79.5 million remaining on these notes. At December 31, 2006, we also had outstanding $300.0 million of our 5.9% notes due 2007 and $350.0 million of our 5.375% notes due 2013. On January 16, 2007, $300.0 million of our 5.9% senior notes matured and was paid using a draw on our credit facility.
On March 31, 2005, we entered into a five-year $900.0 million credit facility with a group of lenders. The company draws and repays its credit facility balances and utilizes the credit facility for working capital and other cash needs. The financial covenants under our credit agreement include a leverage ratio of not greater than 3.25:1.00 (debt/EBITDA, as defined in the credit facility) and an interest coverage ratio of not less than 4.00:1.00 (EBITDA as defined in the credit facility/interest payable for the four consecutive fiscal quarters). The breach of any covenant would result in a default under the credit facility, which could lead to lenders requiring all balances under the credit facility, together with accrued interest and other fees, to be immediately due and payable. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt, transfer assets, merge, make loans and other investments and create liens. The coverage ratios, as defined in our credit facility, were as follows during 2006, 2005 and 2004:

2006	Q1	Q2	Q3	Q4

Leverage Ratio	1.62	1.60	1.46	1.24
Interest Coverage Ratio	9.22	10.69	11.67	12.93

2005	Q1	Q2	Q3	Q4

Leverage Ratio	1.95	1.80	1.73	1.82
Interest Coverage Ratio	8.00	7.58	7.53	8.13

2004	Q1	Q2	Q3	Q4

Leverage Ratio	1.86	1.79	1.76	2.04
Interest Coverage Ratio	8.91	9.66	9.51	8.42
Annual Report 2006            27

Financial Overview
Net debt (total debt less cash and cash equivalents balances, excluding client cash) at December 31, 2006, amounted to $486.5 million, compared with $733.7 million at December 31, 2005. Changes in our net debt position in 2006 are shown below.

			Increase/
$ millions	2006	2005	(Decrease)

Senior notes	1,143.7	1,152.2	(8.5)
Credit facility	129.0	70.0	59.0

Total long-term debt	1,272.7	1,222.2	50.5
Less: Cash and cash equivalents, excluding client cash	(786.7)	(488.6)	(298.1)
Finance leases	0.5	0.1	0.4

Net debt	486.5	733.7	(247.2)

We have received credit ratings of A3 and BBB+ from Moody’s and Standard & Poor’s credit rating agencies, respectively. Standard & Poor’s has a “negative” outlook for the rating. Moody’s has a “stable” outlook for the rating. Rating agency concerns focus on two primary issues: our ability to earn our share of industry net inflows in light of inconsistent historical performance and our higher-thanpeer levels of debt. Material deterioration of these factors (among others defined by each rating agency) could result in downgrades to our credit ratings, thereby limiting our ability to generate additional financing or receive mandates. Because credit facility borrowing rates are not tied to credit ratings, and interest rates on outstanding senior notes are fixed, there is no direct correlation between changes in ratings and interest expense of the company. However, management believes that solid investment grade ratings are an important factor in winning and maintaining institutional business and strives to manage the company to maintain such ratings.
Financial Commitments
Financial commitments are as follows (payments due by period):

		Within	1-3	3-5	More Than
$ millions	Total	1 Year	Years	Years	5 Years

Total debt	1,272.7	300.0	298.1	129.0	545.6
Finance leases	0.5	0.5	—	—	—
Operating leases (1)	495.4	57.0	105.1	84.7	248.6
Defined benefit pension and post retirement medical obligations	110.9	2.1	3.2	3.2	102.4
Acquisition provisions (2)	596.6	215.0	80.1	298.5	3.0

Total Undiscounted obligations	2,476.1	574.6	486.5	515.4	899.6

Less: Discounts applied	(72.8)	—	(9.0)	(63.8)	—

Total Discounted Obligations	2,403.3	574.6	477.5	451.6	899.6

(1)	Operating leases reflect obligations for leased building space and sponsorship and naming rights agreements.

(2)	Acquisition provisions primarily reflect earn-out arrangements associated with business acquisitions. Any payments not made are deducted from the related goodwill balances.
We generally lease space in the locations where we conduct business, except that we own property at Perpetual Park, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom. Our registered office is located in leased office space at 30 Finsbury Square, London, EC2A 1AG, United Kingdom. Our principal executive offices are located in leased office space at 1360 Peachtree Street N.E., Atlanta, Georgia 30309, U.S.A. We also lease significant office space in the U.S. at 11 Greenway Plaza, Houston, Texas 77046 and 4350 South Monaco Street, Denver, Colorado 80237, and in Canada at 5140 Yonge Street, Toronto, Ontario M2N 6X7. We have not entered into commitments to construct, significantly expand or improve our facilities.

Financial Overview
The company maintains approximately $40.0 million in letters of credit from a variety of banks. The letters of credit are generally one-year automatically-renewable facilities and are maintained for various reasons. Approximately $28.7 million of the letters of credit support office lease obligations.
Capital and Market Risk Management Objectives and Policies
Capital management involves the management of the company’s liquidity and cash flows. The company manages its capital by reviewing annual and projected cash flow forecasts and by monitoring credit, liquidity and market risks, such as interest rate and foreign currency risks, through measurement and analysis. The company is primarily exposed to credit risk through its cash and cash equivalent deposits, which are held by external firms. The company invests its cash balances with high credit-quality financial institutions; however, we have chosen to limit the number of firms with which we invest. These arrangements create exposure to concentrations of credit risk.
The company is exposed to liquidity risk through $1,272.7 million in total long-term debt, which the company actively manages by monitoring projected cash flow forecasts, maintaining a committed credit facility, scheduling significant gaps between major debt maturities and engaging external finance sources in regular dialog.
Market risks include both interest rate and foreign currency risks and risks associated with the general securities market. The company is exposed to interest rate risk primarily through its external debt. On December 31, 2006, the interest rates on 89.9% of the company’s borrowings were fixed for an average period of four years. The remainder were floating. As a global investment manager, we are exposed to movements in foreign exchange rates, which impact the income statement. The company has not changed its financial instruments policies in the current year and does not hedge its operational foreign exchange exposures. As a result, the company’s financial statements may be particularly impacted by movements in foreign exchange rates, such as sterling, the Canadian dollar and the Euro compared to the U.S. dollar. The company does not actively manage its currency exposures except as described in Note 29 to the Consolidated Financial Statements, which provides quantitative information about financial instruments and related credit, liquidity, and market risks (interest rate and foreign currency risks) that the company faces.
The company has certain deferred compensation liabilities that fluctuate with the general securities market. These exposures are effectively hedged by assets held by the company.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
From time to time, the trustees of the AMVESCAP Global Stock Plan (GSP) and the AMVESCAP Employee Share Option Trust purchase ordinary shares in the open market. These trusts were established to satisfy our obligations to issue ordinary shares under the GSP, and our stock option and other stock-based schemes. During 2006, the company contributed $155.9 million to these trusts, which, in turn, purchased ordinary shares in the amounts and at the average prices specified below. At December 31, 2006, the company owed the trusts $32.3 million for unsettled share purchase transactions.

				(d)
				Maximum Number
			(c)	(or Approximate
	(a)		Total Number of	Dollar Value) of
	Total Number	(b)	Shares Purchased	Shares that May
	of Shares	Average Price	as Part of Publicly	Yet Be Purchased
	Purchased	Paid Per Share	Announced Plans	Under the Plans
Month	(millions)	($)	or Programs	or Programs

February 2006	3.2	9.69	N/A	N/A
March 2006	13.2	9.42	N/A	N/A
December 2006	2.8	11.44	N/A	N/A

Annual Report 2006            29

Financial Overview
International Financial Reporting Standards (IFRS)

Effective January 1, 2005, the company began recording its results of operations under IFRS. The date of the transition to IFRS is January 1, 2004; this being the start of the earliest period of comparative information required in the U.K., and accordingly the 2004 comparative period has been restated to apply IFRS on a consistent basis. Prior to this date, the company prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice (U.K. GAAP).
During 2004, the company carried out a review of IFRS to identify the changes to accounting policies that were necessary to comply
with the new standards. The most significant changes affecting the company due to the IFRS transition were:
•	The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21)

•	The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)

•	The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)

•	The inclusion in the balance sheet of all employee benefit liabilities (IAS 19)

•	The reclassification of certain income statement and balance sheet items for disclosure purposes, including the presentation of third-party distribution fees, service and advisory fees in the income statement separately from total revenues
These changes, along with reconciliations from U.K. GAAP to IFRS, are detailed in the company’s 2005 Annual Report and Form 20-F.
Summary of Differences Between IFRS and U.S. GAAP
We prepare our financial statements in accordance with IFRS, which differs in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP, as applied to us, relate to acquisition accounting. Prior to 1998, goodwill was charged directly to other reserves. Upon transition to IFRS, this pre-1998 goodwill was not required to be restated as an asset on the balance sheet, and it will not be included subsequently in determining any profit or loss upon disposal of the acquired entity. Under U.S. GAAP, this pre-1998 goodwill is reflected as an asset. Also upon transition to IFRS, the company ceased amortization of goodwill at the transition date, January 1, 2004. Under U.S. GAAP, the company ceased amortization of goodwill on January 1, 2002, in accordance with U.S. accounting rules. Certain other differences between IFRS and U.S. GAAP exist related to the timing of recording of redundancy and reorganization accruals, acquisition earn-out provisions, pension costs and obligations and certain related tax differences. See Note 32 to our Consolidated Financial Statements for a reconciliation of operating results from IFRS to U.S. GAAP.
Critical Accounting Policies
Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. These policies address such matters as accounting for goodwill and investments, revenue recognition, taxation, and share-based payment. Below is a description of certain critical accounting policies that require management to make its best estimates and judgments, which should be read in conjunction with the discussion of risk factors facing the company. (See “Risk Factors” below.)
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

Financial Overview
Management fees vary in relation to the level of client assets managed, and in certain cases are also based on investment performance. Distribution fees include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Transfer agent fees are service fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor’s name. Other fees include trading fees derived from generally non-recurring security or investment transactions. Distribution fees, service fees and advisory fees that are passed through to external parties are presented separately from total revenues to arrive at Net Revenues on the income statement.
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
Share-Based Payment
The company has issued equity-settled share-based awards to certain employees, which are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the company’s estimate of shares that will eventually vest. Fair value is measured by use of a stochastic valuation model. The expected life of sharebased payment awards used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. In accordance with the transition provisions of IFRS, the company has applied this policy to all grants after November 7, 2002 that were unvested as of January 1, 2005.
Changes in the assumptions used in the stochastic valuation model, as well as changes in the company’s estimates of vesting (including the company’s evaluation of performance conditions associated with certain share-based payment awards and assumptions used in determining award lapse rates) could have a material impact on the share-based payment charge recorded in each year.
Taxation
After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in several countries and several states through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred for doing business each year in all of our locations.
Annually we file tax returns which represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities.
Because the determinations of our annual provisions are subject to judgments and estimates, it is possible that actual results will vary from those recognized in our financial statements. As a result, it is likely that additions to, or reductions of, income tax expense will occur each year for prior reporting periods as actual tax returns and tax audits are settled.
Deferred tax liabilities are recognized for taxes that would be payable on the unremitted earnings of the company’s non-U.K. subsidiaries, associates, and joint ventures except where there is no intention to distribute subsidiary earnings in the foreseeable future or for associates and joint ventures where profits cannot be distributed without the consent of the parent company. The temporary difference associated with our investment in Canada for which deferred tax liabilities have not been recognized is estimated to be $600.2 million (2005: $500.0 million). If distributed as a dividend, Canadian withholding tax of 5.0% would be due. Changes to our policy of distributing subsidiary earnings may have a significant effect on our financial condition and results of operation.
Annual Report 2006            31

Financial Overview
Net deferred tax assets have been recognized in the U.S., U.K., and Canada based on management’s belief that operating income and capital gains will, more likely than not, be sufficient to realize the benefits of these assets over time. In the event that actual results differ from these estimates, or if our historical trends of positive operating income in any of these locations changes, we may be required to record a valuation allowance on deferred tax assets, which may have a significant effect on our financial condition and results of operation.
Goodwill
Goodwill represents the excess of the cost over the identifiable net assets of businesses acquired and is recorded in the functional currency of the acquired entity. Estimates are used upon acquisition of subsidiaries to initially value goodwill. Goodwill is recognized as an asset and is reviewed for impairment annually. The recoverable amounts of each cash generating unit (the lowest group of identifiable assets that generate independent cash flows) are compared to its carrying amount to determine if impairment results. The recoverable amount of a cash generating unit is the higher of the fair value less costs to sell of the cash generating unit or its value-in-use (VIU).
Transaction data for similar assets within the asset management industry are obtained from an external valuations consultant and are used to assess the fair value less costs to sell as part of the annual goodwill impairment test. Key assumptions made in determining the fair value less costs to sell include an analysis of the purchase prices paid for similar acquisitions in the asset management industry as a multiple of the revenue streams acquired. These key assumptions reflect past acquisition experiences within the company and are applied to the cash generating units to arrive at an estimate of the fair value less costs to sell of the cash generating units. Changes in these assumptions could result in inadequate fair value less costs to sell amounts, which could trigger the need to perform a VIU analysis.
VIU is calculated by first determining the estimate of future cash flows to be generated by the cash generating unit and then applying a discount rate equivalent to the company’s weighted average cost of capital, adjusted for risks specific to the cash generating unit. VIU calculations are based on the cash generating unit’s most recent budgets and (up to) five-year projections. Extrapolations are then made to the projections assuming declining growth rates on cash flow throughout the estimated life of the goodwill. Variances in any of the VIU assumptions could have a significant impact on the amount of goodwill impairment recorded. Any impairment is recognized in the income statement and is not subsequently reversed.
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
No goodwill impairment charge was recorded in 2006; however as a result of the 2005 goodwill impairment review, the company recognized a non-cash goodwill impairment charge of $16.6 million ($10.4 million after tax, or $0.01 per share) related to the Private Wealth Management cash generating unit. The key assumptions used to determine the fair value of the Private Wealth Management cash generating unit included (a) cash flow periods of 20 years; and (b) a discount rate of 12.0%, which was based upon the company’s weighted average cost of capital adjusted for the risks associated with the operations. A variance in the discount rate could have had a significant impact on the amount of the goodwill impairment charge recorded. For example, a 1.0% increase in the discount rate would have caused an increase in the goodwill impairment charge by approximately $31.0 million. A 1.0% decrease in the discount rate would have resulted in no impairment.
The company cannot predict the occurrence of future events that might adversely affect the reported value of goodwill that totaled $5,006.6 million at December 31, 2006. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the company’s assets under management, or a material negative change in assets under management and related management fees.
Investments
All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the company commits to buy or sell the asset. The company has not applied IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” to the 2004 comparative financial statements included herein.

Financial Overview
Policy Applicable through December 31, 2004:
Long-term investments, including partnership investments, are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within other income and expense in the income statement in the period in which they arise.
Policy Applicable from January 1, 2005:
Investments are initially recognized at fair value, adjusted by transaction costs, and are then classified as fair value through profit and loss (FVTPL), available-for-sale, or held-to-maturity. FVTPL and available-for-sale investments are measured at fair value. FVTPL investments are designated as FVTPL upon initial recognition. Criteria for designating FVTPL investments include evaluating the purpose for holding such investments. Investments held as FVTPL are usually matched with an offsetting FVTPL related liability. Both the FVTPL asset and liability are accounted for and evaluated consistently; otherwise a measurement inconsistency would arise. Criteria for designating investments as available-for-sale include assessing the purpose of holding the investment. If investments cannot be classified as held-to-maturity or FVTPL, then they are included as available-for-sale investments. Gains or losses arising from changes in the fair value of FVTPL investments are included in income, and gains or losses arising from changes in the fair value of available-for-sale investments are recognized in a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income. Held-to-maturity investments are measured at amortized cost, taking into account any discounts or premiums. Gains or losses on held-to-maturity investments are recognized in income when the investments are amortized or impaired. Management applies judgment in the process of applying its accounting policy on investments in selecting the classification of the investment as fair value through profit and loss, available-for-sale or held-to-maturity.
Fair value is determined by reference to an active trading market, using quoted bid prices as of each reporting period end. When a readily as certainable market value does not exist for an investment (such as the company’s collateralized debt obligations) the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. Since assumptions are made in determining the fair values, the actual value realized upon the sale of these investments could differ from the current carrying values.
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
Foreign Currencies
Transactions in foreign currencies (currencies other than the functional currencies of the operation) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Gains and losses arising on retranslation are included in the income statement, with the exception of differences on foreign currency borrowings that provide an effective designated hedge against a net investment in a foreign entity. These differences are taken directly to equity until the disposal of the net investment, at which time they are recognized in the income statement. In the Parent’s 2005 financial statements, a fair value hedge was utilized to revalue certain foreign currency investments in subsidiaries, allowing the revaluation of these assets to offset the revaluation of external foreign currency debt in the Parent’s income statement.
Annual Report 2006            33

Financial Overview
The presentation currency and the functional currency of the Parent is U.S. dollars. On consolidation, the assets and liabilities of company subsidiary operations whose functional currencies are currencies other than the U.S. dollar (“foreign operations”) are translated at the rates of exchange ruling at the balance sheet date. Income statement figures are translated at the weighted average rates for the year, which approximate actual exchange rates. Exchange differences arising on the translation of foreign operations’ accounts are taken directly to equity. Goodwill and other fair value adjustments arising on acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at rates of exchange ruling at the balance sheet date.
The presentation currency of the company changed from sterling to U.S. dollars effective December 8, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 31 to the Consolidated Financial Statements, included elsewhere herein. On December 8, 2005, the Parent redenominated its share capital from sterling to U.S. dollars and changed its functional currency from sterling to U.S. dollars. The U.S. dollar more accurately reflects the currency of the underlying operations and financing of the Parent. Since a large number of the company’s subsidiaries are located outside of the United States and have functional currencies that are not the U.S. dollar, fluctuations in these exchange rates to the U.S. dollar may affect our reported financial results from one period to the next. We do not actively manage our exposure to such effects.
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
New Accounting Standards
IFRS comprise standards and interpretations approved by the International Accounting Standards Board and its predecessors. As of December 31, 2006, all issued IFRS were also adopted by the European Commission, with the exception of IFRS 8, “Operating Segments,” which is effective for periods commencing January 1, 2009, but which is not expected to result in changes to the company’s single-segment approach. IFRS 7, “Financial Instruments: Disclosures,” and the related amendment to IAS 1, “Presentation of Financial Statements, Capital Disclosures,” are effective for periods commencing January 1, 2007. The disclosure requirements of these standards will be reflected in the company’s 2007 Annual Report. During 2006, the International Financial Reporting Interpretations Committee issued several interpretations which are relevant to the company: IFRIC 8, “Scope of IFRS 2”, which has been approved by the European Commission, and IFRIC 10, “Interim Financial Reporting and Impairment,” which has not yet been approved by the European Commission. The issuance of these interpretations did not have a material effect on the company’s financial statements. IFRIC 11, “Group and Treasury Share Transactions,” is effective for periods commencing March 1, 2007, and has provided additional guidance for accounting for share-based payment transactions upon award vesting between the Parent and its subsidiaries. The application of IFRIC 11 will also not have a material impact on the company’s consolidated financial statements.
The company has reflected the implementation of FAS 123(R), “Share-Based Payment” in its reconciliation from IFRS to U.S. GAAP for the year ended December 31, 2006, which requires the recognition in U.S. GAAP net income of a charge for share-based payment plans. Previously, the company’s reconciliation to U.S. GAAP reflected accounting for share-based payment transactions under U.S. Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” which resulted in expense recognition under U.S. GAAP related to its share-based payment programs calculated using the intrinsic value method. The company currently accounts for share-based payment programs under IFRS 2, “Share-based payment.” The share-based payment expense recognized in 2006 under U.S. GAAP is the same as the expense recognized under IFRS.

Financial Overview
The company adopted FASB 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statement No. 87, 88, 106 and 132(R),” in 2006. FASB 158 requires that the net funded status of defined benefit plans be recognized on the U.S. GAAP balance sheet and that unrecognized net actuarial gains and losses and prior service costs be recorded directly to other comprehensive income. The adoption of FASB 158 resulted in $7.1 million greater defined benefit plan expense under U.S. GAAP than under IFRS, and the recognition of $28.7 million in additional defined benefit obligation under IFRS than under U.S. GAAP.
In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). The interpretation prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for the company as of January 1, 2007. The Company is currently assessing the potential impact on its reconciliation from IFRS to U.S. GAAP upon adoption.
FASB 157, “Fair Value Measurements” (FASB 157) and 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (FASB 159) are effective for the company beginning January 1, 2008. FASB 157 establishes a framework for measuring fair value, and FASB 159 permits companies the choice of measuring certain financial instruments and certain other items at fair value. The company is currently evaluating the impact of these new U.S. GAAP accounting standards but does not expect that their adoption will have a material impact on the company’s reconciliation from IFRS to U.S. GAAP.
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
Declines in the Market Value of the Assets in the Funds and Accounts Managed. These could be caused by price declines in the securities markets generally or by price declines in the market segments in which those assets are concentrated. Approximately 47.4% of our total assets under management were invested in equity securities and approximately 52.6% were invested in fixed income and other securities at December 31, 2006. The effect of market price declines will be compounded if the funds and accounts managed underperform the applicable market or segment.
Redemptions and Other Withdrawals from, or Shifting Among, the Funds and Accounts Managed. These could be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities) reducing their investments in funds and accounts in general or in the market segments on which AMVESCAP focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by AMVESCAP; and portfolio risk characteristics, which could cause investors to move assets to other investment managers. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreases in our revenues. Failure of our funds and accounts to perform well could, therefore, have a material adverse effect on us. During 2006, we experienced net outflows of approximately $1.4 billion. Furthermore, the fees we earn vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if clients shift their investments to these lower fee accounts.
Annual Report 2006            35

Financial Overview
Our investment advisory agreements are subject to termination or non-renewal, and our fund and other investors may withdraw their assets at any time.
Substantially all of our revenues are derived from investment advisory agreements with mutual funds and other separate and private accounts. Investment management contracts are generally terminable upon 30 or fewer days’ notice. With respect to agreements with U.S. mutual funds, these investment advisory agreements may be terminated with notice, or terminated in the event of an “assignment” (as defined in the Investment Company Act of 1940, as amended), and must be renewed annually by the disinterested members of each fund’s board of directors or trustees, as required by law. In addition, the board of trustees or directors of certain other funds accounts of AMVESCAP or our subsidiaries generally may terminate these investment advisory agreements upon written notice for any reason. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts, redeem their shares in our funds, or shift their funds to other types of accounts with different rate structures. Any termination of or failure to renew a significant number of these agreements, or any other loss of a significant number of our clients or assets under management, would adversely affect our revenues and profitability.
We may experience difficulties, delays or unexpected costs in achieving the anticipated benefits of our multi-year strategic initiative to move to an integrated global operating platform.
In late 2005 we embarked upon a multi-year program designed to strategically realign our resources as an integrated global investment manager. This initiative, which is a key component of our global business strategy, will include increasing efficiency through a disciplined approach to employee staffing and compensation, discretionary spending and facilities management, transitioning to a functionalized enterprise support model (whereby our finance, human resources and legal and compliance functions are managed on a global departmental basis), and moving to a low cost operational processing and information technology structure. We are also taking steps to realign our management structures in order to focus on the core elements of our global business. We may encounter difficulties, delays or unexpected costs in connection with these initiatives, which could result in our not realizing the anticipated benefits or in our incurring additional unbudgeted costs or experiencing lost opportunities. Further, we cannot predict whether we will realize expected benefits and improved operating performance as a result of any strategic realignment or streamlining of operations. We also cannot predict whether any such measures will adversely affect our ability to retain key employees, which in turn could adversely affect our operating results. In addition, we are subject to the risk of business disruption in connection with our initiatives, which could have a material adverse effect on our business, financial condition and operating results.
We operate in an industry that is highly regulated in the U.S. and numerous foreign countries, and any adverse changes in the regulations governing our business could decrease our revenues and profitability.
As with all investment management companies, our activities are highly regulated in almost all countries in which we conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, the imposition of fines and censures on us or our employees and the imposition of additional capital requirements. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us.
Our subsidiaries are subject to regulatory capital requirements in most jurisdictions where we operate. There have been recent changes to regulatory capital requirements applying to investment firms operating within the EEA. After consultation with the UK Financial Services Authority (FSA), it has been determined that, for the purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current European Union Directives. A sub-group, however, including all of our EU subsidiaries, is subject to these consolidated capital requirements, and capital is maintained within this sub-group to satisfy these regulations. Complying with our regulatory commitments may result in an increase in the capital requirements applicable

Financial Overview
to the European sub-group. As a result of corporate restructuring and the regulatory undertakings that we have given, certain of these EU subsidiaries may be required to limit their distributions. We cannot assure you that further corporate restructuring will not be required to comply with applicable legislation.
Regulatory and legislative actions and reforms may significantly increase our costs of doing business and/or negatively affect our revenues.
To the extent that existing regulations are amended or future regulations are adopted that reduce the sale, or increase the redemptions, of our products and services, or that negatively affect the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.
Various ongoing civil litigation and governmental enforcement actions and investigations could adversely affect our assets under management and future financial results, and increase our costs of doing business.
AMVESCAP and certain related entities are subject to various legal proceedings arising from normal business operations and/or matters that have been the subject of previous regulatory actions. We have been named in civil lawsuits relating to a variety of issues, including but not limited to the previously-settled market timing investigations. AMVESCAP cannot predict the outcome of any of these actions with certainty but is vigorously defending them. Although there can be no assurances, at this time management believes, based on information currently available, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the consolidated financial condition of the company. Nonetheless, the lawsuits and investigations described in Note 28 to the Consolidated Financial Statements may adversely affect investor and/or client confidence, which could result in a decline in our assets under management. Any such decline in assets under management would have an adverse effect on future financial results and our ability to grow the business.
Additional lawsuits or regulatory enforcement actions may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which we operate. Any such future lawsuits or regulatory enforcement actions could result in a decline in assets under management, increase costs and negatively affect our profitability and future financial results.
Our investment management professionals and other key employees are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.
Retaining highly skilled technical and management personnel is important to our ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the level of the markets has continued to rise and the investment management industry has experienced growth. The market for investment managers is also increasingly characterized by the movement of investment managers among different firms. The departure of a manager could cause the loss of client accounts, which could have a material adverse effect on the results of operations and financial condition of AMVESCAP. Our policy has been to provide our investment management professionals with compensation and benefits that we believe are competitive with other leading investment management firms. However, we may not be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse effect on our revenues and profitability.
Competitive pressures may force us to reduce the fees we charge to clients, increase commissions paid to our financial intermediaries or provide more support to those intermediaries, all of which could reduce our profitability.
The investment management business is highly competitive, and we compete based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries. We continue to face market pressures regarding fee levels in certain products.
Annual Report 2006            37

Financial Overview
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
We have a significant amount of indebtedness. As of December 31, 2006, we had outstanding total long-term debt of $1,272.2 million, net debt of $486.5 million and shareholders’ funds of $4,275.1 million. The significant amount of indebtedness we carry could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above factors could materially adversely affect our financial position.
Our credit facility imposes restrictions on our ability to conduct business and, if amounts borrowed under it were to be accelerated, we might not have sufficient assets to repay such amounts in full.
In 2005 we entered into a new five-year revolving credit facility. Our 2005 credit facility requires us to maintain specified financial ratios, including maximum debt-to-earnings and minimum interest coverage ratios. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt and restrict our ability to transfer assets, merge, make loans and other investments and create liens. The breach of any covenant would result in a default under the credit facility. In the event of any such default, lenders that are party to the credit facility could refuse to make further extensions of credit to us and require all amounts borrowed under the credit facility, together with accrued interest and other fees, to be immediately due and payable. If any indebtedness under the credit facility were to be accelerated, we might not have sufficient liquid assets to repay such indebtedness in full.
Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.
We sell a portion of our investment products through a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. Increasing competition for these distribution channels could cause our distribution costs to rise, which would lower our net revenues. Additionally, certain of the intermediaries upon whom we rely to distribute our investment products also sell their own competing proprietary funds and investment products, which could limit the distribution of our products. In addition, some investors rely on third-party financial planners, registered investment advisers, and other consultants or financial professionals to advise them on the choice of investment adviser and investment portfolio. These professionals and consultants could favor a competing investment portfolio as better meeting their particular client’s needs. We cannot assure you that our investment products will be among their recommended choices in the future. Further, their recommendations could change over time and we could lose their recommendation and the related client assets under management. Additionally, if one of our major distributors were to cease operations, it could have a significant adverse effect on our revenues and earnings. Moreover, any failure to maintain strong business relationships with these distribution sources would impair our ability to sell our products, which could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.
We could be subject to losses if we fail to properly safeguard confidential and sensitive information.
We maintain and transmit confidential information about our clients as well as proprietary information relating to our business operations as part of our regular operations. Our systems could be attacked by unauthorized users or corrupted by computer viruses or other

Financial Overview
malicious software code, or authorized persons could inadvertently or intentionally release confidential or proprietary information.
Such disclosure could, among other things:
•	Damage our reputation

•	Allow competitors to access our proprietary business information

•	Result in liability for failure to safeguard our clients’ data

•	Result in the termination of contracts by our existing customers

•	Subject us to regulatory action, or

•	Require material capital and operating expenditures to investigate and remediate the breach
Our business is vulnerable to failures in support systems and customer service functions that could lead to loss of customers, breaches and errors, or claims against us or our subsidiaries.
The ability to consistently and reliably obtain securities pricing information, process client portfolio and fund shareholder transactions and provide reports and other customer service to the shareholders of funds and investors in other accounts managed by us is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing such transactions or such reports, other breaches and errors, and any inadequacies in other customer service, could result in reimbursement obligations or other liabilities, or alienate customers and potentially give rise to claims against us. Our customer service capability, as well as our ability to obtain prompt and accurate securities pricing information and to process transactions and reports, is highly dependent on communications and information systems and on third-party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in operations. Other similar problems could occur from time to time due to human error.
Since many of our subsidiary operations are located outside of the United States and have functional currencies other than the U.S. dollar, changes in the exchange rates to the U.S. dollar may affect our reported financial results from one period to the next.
The majority of our net assets, revenues and expenses, as well as our assets under management, are presently derived from the United States. However, we have a large number of subsidiaries outside of the United States whose functional currencies are not the U.S. dollar. As a result, fluctuations in the exchange rates to the U.S. dollar may affect our reported financial results from one period to the next. We do not actively manage our exposure to such effects. Consequently, changes in exchange rates to the U.S. dollar could have a material negative impact on our reported financial results.
Holders of our Ordinary Shares are exposed to currency fluctuations that will affect the amount of cash dividends they receive.
Cash dividends on Ordinary Shares were historically declared in sterling; we now declare dividends in U.S. dollars. Therefore, although interim dividends are declared upon Board approval and recorded when paid, holders of our ordinary shares who continue to receive final dividend payments in sterling will be exposed to currency fluctuations from the date of declaration of the dividend to the date when U.S. dollars are converted to sterling for distribution to such holders.
The carrying value of goodwill on our balance sheet could become impaired, which would adversely affect our results of operations.
We have goodwill on our balance sheet that is subject to an annual impairment review. Goodwill totaled $5,006.6 million at December 31, 2006. We may not realize the value of such goodwill. We perform impairment reviews of the book values of goodwill on an annual basis. A variety of factors could cause such book values to become impaired. Should valuations be deemed to be impaired, a writedown of the related asset would occur, adversely affecting our results of operations for the period.
Annual Report 2006           39

Directors and Senior Management
The following table identifies our current directors.

Name	Age	Position

Rex D. Adams (a,b,c)	66	Chairman and Non-Executive Director

Sir John Banham (a,b,c)	66	Non-Executive Director

Joseph R. Canion (b)	62	Non-Executive Director

Martin L. Flanagan (b)	46	President and Chief Executive Officer; Director

Robert H. Graham	60	Vice Chairman, Board of Directors

Denis Kessler (a,b,c)	54	Non-Executive Director

Edward Lawrence (a,b,c)	65	Non-Executive Director

J. Thomas Presby (a,b)	67	Non-Executive Director

James I. Robertson	49	Senior Managing Director; Director

*	None of our directors or members of senior management has any family relationship with any other director or member of senior management.

(a)	Member of the Audit Committee

(b)	Member of the Nomination and Corporate Governance Committee

(c)	Member of the Remuneration Committee
Note: Country listed denotes citizenship.
Rex D. Adams (66) Chairman and Non-Executive Director (U.S.A.) (a,b,c)
Rex Adams became chairman of the company on April 27, 2006. He has served as a non-executive director of our company since November 2001 and as chairman of the Nomination and Corporate Governance Committee since January 2007. Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001 following a 30-year career with Mobil Corporation. He joined Mobil International in London in 1965 and served as vice president of administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes Scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Board of Directors of Alleghany Corporation and formerly served as chairman of the Public Broadcasting Service (PBS) and a trustee of Duke University.
Sir John Banham (66) Non-Executive Director (U.K.) (a,b,c)
Sir John Banham has served as a non-executive director of our company since 1999 and as chairman of the Remuneration Committee since January 2007. Sir John was director general of the Confederation of British Industry from 1987 to 1992, a director of National Power and National Westminster Bank from 1992 to 1998, chairman of Tarmac PLC from 1994 to 2000, chairman of Kingfisher PLC from 1995 to 2001, chairman of Whitbread PLC from 2000 to 2005 and chairman of Geest plc from 2002 to 2005. He is currently the chairman of Johnson Matthey plc and Spacelabs Healthcare Inc. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.
Joseph R. Canion (62) Non-Executive Director (U.S.A.) (b)
Joseph Canion has served as a non-executive director of our company since 1997 and was a director of AIM Investments from 1991 to 1997, when AIM merged with INVESCO. Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation in 1982 and serving as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and continues to serve as its chairman. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is chairman of Questia Media, Inc. and of Insource Technology Corp., and is on the board of directors of BlueArc Corporation, ChaCha Search, Inc. and the Houston Technology Center.
Martin L. Flanagan, CFA, CPA (46) President and Chief Executive Officer of AMVESCAP PLC (U.S.A.) (b)
Martin L. Flanagan is president and chief executive officer of AMVESCAP, a position he has held since August 2005. He is also a member of the Board of Directors of AMVESCAP and a trustee of the AIM Family of Funds. Mr. Flanagan joined AMVESCAP from Franklin Resources, Inc., where he was president and co-chief executive officer from January 2004 to July 2005. Previously he had been Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co. Mr. Flanagan received a B.A. and BBA from Southern Methodist University (SMU). He is a chartered financial analyst and certified public accountant. He is chairman of the Investment Company Institute. He also serves as a member of the executive board at the SMU Cox School of Business and a member of the Board of Councilors of the Carter Center in Atlanta.

Directors and Senior Management
Robert H. Graham (60) Vice Chairman (U.S.A.)
Robert Graham has served as vice chairman of the Board of Directors of our company since February 2001, a director of our company since 1997, and as chief executive officer of the managed products business from 1997 to 2001. Mr. Graham co-founded AIM Investments in 1976. Mr. Graham received a B.S., an M.S. and an MBA from the University of Texas at Austin and has been in the investment business since 1972. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute and currently serves as chairman of ICI Mutual Insurance Company.
Denis Kessler (54) Non-Executive Director (France) (a,b,c)
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
Edward P. Lawrence (65) Non-Executive Director (U.S.A.) (a,b,c)
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
J. Thomas Presby (67) Non-Executive Director (U.S.A.) (a,b)
Thomas Presby has served as a non-executive director of our company since November 2005 and as chairman of the Audit Committee since April 2006. Prior to his retirement in 2002, Mr. Presby was deputy chairman and chief operating officer with Deloitte Touche Tohmatsu. He is presently a director of Tiffany & Co., TurboChef Technologies, Inc., World Fuel Services, American Eagle Outfitters, First Solar, Inc. and The German Marshall Fund of the USA. He received a B.S. in electrical engineering from Rutgers and an M.S. in industrial administration from Carnegie Mellon University Graduate School of Business. Mr. Presby is a certified public accountant.
James I. Robertson (49) Senior Managing Director and Director (U.K.)
James Robertson has served as a member of the Board of Directors of our company since April 2004. He was chief financial officer from April 2004 to October 2005. Mr. Robertson joined our company as director of finance and corporate development for INVESCO’s Global division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became managing director of global strategic planning in 1996 and served as chief executive officer of AMVESCAP Group Services, Inc. from 2001 to 2005. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants in England and Wales.
Annual Report 2006          41

Directors and Senior Management
In addition to Messrs. Flanagan, Graham, and Robertson, the following table identifies our current members of senior management.*

Name	Age	Position

G. Mark Armour	53	Senior Managing Director and Head of Worldwide Institutional

Kevin M. Carome	50	Senior Managing Director and General Counsel

John “Jack” S. Markwalter,Jr.	47	Senior Managing Director and Chief Executive Officer of Private Wealth Management

Colin D. Meadows	36	Senior Managing Director and Chief Administrative Officer

Loren M. Starr	45	Senior Managing Director and Chief Financial Officer

Philip A. Taylor	52	Senior Managing Director and Chief Executive Officer of AIM Investments and AIM Trimark

Robert J. Yerbury	60	Senior Managing Director; Chief Executive Officer and Chief Investment Officer of Invesco Perpetual

*	None of our directors or members of senior management has any family relationship with any other director or member of senior management.
Note: Country listed denotes citizenship.
G. Mark Armour (53) Senior Managing Director and Head of Worldwide Institutional (Australia)
Mark Armour has served as senior managing director and head of AMVESCAP’s Worldwide Institutional business since January 2007. Most recently, Mr. Armour served as head of sales & service for the institutional business. He was appointed chief executive officer of INVESCO Australia in September 2002. Prior to joining INVESCO, Mr. Armour held significant leadership roles in the funds management business in both Australia and Hong Kong. He previously served as chief investment officer for ANZ Investments and spent almost 20 years with the National Mutual/AXA Australia Group, where he was chief executive, Funds Management, from 1998 to 2000. Mr. Armour received a bachelor of economics (honors) from La Trobe University in Melbourne, Australia.
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
John “Jack” S. Markwalter Jr. (47) Senior Managing Director and Chief Executive Officer of Private Wealth Management (U.S.A.)
Jack Markwalter has served as chief executive officer and president of Atlantic Trust, our private wealth management business, since January 2004. He joined Atlantic Trust as head of business development in 2002 and has 20 years of experience in private wealth management, having previously worked at Morgan Stanley since 1986. Mr. Markwalter received a B.S. with highest honors from Georgia Institute of Technology and an MBA from Harvard Business School. Among numerous areas of community involvement, Mr. Markwalter serves on the Board of Trustees for the Georgia Tech Foundation, the Board of Trustees for Pace Academy and the Board of Directors for St. Joseph’s Hospital Mercy Foundation.

Directors and Senior Management
Colin D. Meadows (36) Senior Managing Director and Chief Administrative Officer (U.S.A.)
Colin Meadows joined our company as chief administrative officer in May 2006, with responsibility for business strategy, human resources, communications, facilities and internal audit. Mr. Meadows came to AMVESCAP from GE Consumer Finance where he was senior vice president of business development and mergers & acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows received a B.A. cum laude in economics and English literature from Andrews University and a J.D. from Harvard Law School.
Loren M. Starr (45) Senior Managing Director and Chief Financial Officer (U.S.A.)
Loren Starr has served as senior vice president and chief financial officer of our company since October 2005. Previously, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He received a B.A. in chemistry and B.S. in industrial engineering, summa cum laude, from Columbia University, as well as an MBA, also from Columbia, and M.S. in operations research from Carnegie Mellon University. Mr. Starr is a certified treasury professional and serves as chairman of the Association for Financial Professionals.
Philip Taylor (52) Senior Managing Director and Chief Executive Officer of AIM Investments (U.S.A.) and AIM Trimark (Canada)
Philip Taylor has served as chief executive officer of AIM Trimark Investments since January 2002, also becoming chief executive officer of AIM Investments in April 2006, to head AMVESCAP’s North American Retail business. Mr. Taylor also heads the global shareholder servicing (transfer agency) operations. He joined AIM Trimark in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. Mr. Taylor was president of Canadian retail broker Investors Group Securities from 1994 to 1997 and managing partner of Meridian Securities, an execution and clearing broker, from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor began his career in consumer brand management in the U.S. and Canada with Richardson-Vicks, now part of Procter & Gamble. He received an Honors B. Comm. degree from Carleton University and an MBA from the Schulich School of Business at York University.
Robert J. Yerbury (60) Senior Managing Director; Chief Executive Officer and Chief Investment Officer of INVESCO Perpetual (U.K.)
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
Company Secretary: Michael S. Perman FCIS
Annual Report          43

Directors’ Report
The directors present their annual report and the audited financial statements for the year ended December 31, 2006.
Activities of the Company
AMVESCAP’s principal activity is asset management. The principal subsidiaries of the Parent are identified in the Company Directory. The business review is included in the “Letter to Shareholders” and the sections entitled “Business Overview” and “Financial Overview.” The financial risk management objectives and policies of the company are included in the “Financial Overview — Liquidity and Capital Resources” section and in Notes 1 and 29 to the Consolidated Financial Statements, which include disclosures related to the exposure of the company to credit, liquidity and market risks. A description of the principal risks and uncertainties facing the company is provided in the “Financial Overview — Risk Factors” section. References throughout this report to the company’s Web site refer to www.amvescap.com (company Web site).
Results and Dividends
AMVESCAP’s results for the year are shown in the Consolidated Income Statement included elsewhere herein. The business is a going concern. An interim ordinary dividend of $0.077 per ordinary share was paid on October 11, 2006, and a final ordinary dividend of $0.104 per ordinary share will be submitted for the approval of shareholders at the Annual General Meeting to be held on May 23, 2007. If approved, this dividend will be paid on May 30, 2007, to shareholders on the register as of April 27, 2007, which is the record date.
Payment Policy
The company negotiates payment terms individually with suppliers. The Parent itself has no trade creditors, and creditor days disclosures are not applicable.
Substantial Interests
See the section entitled “Shareholder Information — Major Shareholders.” The authority granted by shareholders, approved at the 2006 AGM, to purchase up to a maximum of 82.0 million ordinary shares remained valid at December 31, 2006.
Charitable and Political Donations
During the year, AMVESCAP’s subsidiaries and their employees contributed to numerous charities. The company made charitable donations of $1.3 million during 2006 (2005: $1.8 million). Among these, U.K. entities within the company made charitable donations of $0.2 million in 2006 and 2005. In addition, AMVESCAP employees volunteered their time to many charitable organizations during the year, and several subsidiaries sponsored local charitable events in support of educational, civic and cultural activities. No political donations were made by the company during 2006, as it is our policy not to make political donations in any country.
Directors
The biographies for the current directors are included elsewhere herein. Mr. Charles Brady did not seek re-election to the Board and stepped down on April 27, 2006. Mr. Bevis Longstreth and Dr. Thomas Fischer retired from the board on April 27, 2006. Mr. John Rogers resigned from the board on January 12, 2007. A resolution will be proposed to shareholders at the 2007 Annual General Meeting to re-elect Messrs. Canion, Robertson and Lawrence as members of the Board. Directors’ share interests are outlined in the Remuneration Report. Full details of the directors who are retiring from the Board and those who are subject to election are contained in the separate Notice of Annual General Meeting that is being distributed to shareholders with this report. During 2006, the company purchased and maintained directors’ and officers’ liability insurance as permitted by Section 233 of the Companies Act 2006.
Annual General Meeting
A separate circular has been sent to shareholders containing the Notice of Annual General Meeting for 2007 and the business to be proposed thereat. The Annual General Meeting will be held on May 23, 2007, at 11:00 a.m., at Perpetual Park, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom.
Auditors
A resolution to reappoint Ernst & Young LLP as auditors will be proposed for a vote of the shareholders at the Annual General Meeting.
Directors’ Statement as to Disclosure of Information to Auditors
The directors who were members of the board at the time of approving the directors’ report are listed on page 40.
The directors are aware of various measures the company’s management takes in an effort to ensure that the auditors are made aware of relevant financial information. The directors also oversee the company’s management structure and are aware of the company’s overall reporting structure and related financial and disclosure controls. Furthermore, the Board’s audit committee meets regularly with the auditors and has received a presentation from the auditors regarding their audit. Based upon the foregoing, and having made enquiries of fellow directors and of the company’s auditors, each of the directors confirms that:
•	so far as the director is aware, there is no information relevant to the preparation of their report of which the company’s auditors are unaware; and
•	each director has taken all the steps a director might reason ably be expected to have taken to be aware of relevant audit information and to establish that the company’s auditors are aware of that information.
This confirmation is given and should be interpreted in accordance with the provisions of Schedule 234ZA of the Companies Act 1985.
By Order of the Board
Michael S. Perman, FCIS
Company Secretary
March 23, 2007

Corporate Governance
Statement of Corporate Governance Policy
The Board seeks to maintain the highest standards of integrity and accountability in the stewardship of the company’s affairs and recognizes that proper and effective corporate governance is important to shareholders and other stakeholders. The Board has approved and adopted a set of Corporate Governance Guidelines (Guidelines), Terms of Reference for our chairman and chief executive officer, and charters for the Board’s Audit Committee, Nomination and Corporate Governance Committee and Remuneration Committee. Each of these documents is available on our Web site (www.amvescap.com).
The Combined Code
The Company’s ordinary shares are listed in the U.K. on the London Stock Exchange. As a result, the company is required to make disclosure concerning its application of the principles of, and compliance with the provisions of, the revised U.K. Combined Code on corporate governance (the “Combined Code”). The Board believes that the company complies substantially with the Combined Code, and the manner in which we comply with the individual principles thereof is set forth in this section of our Annual Report.
U.S. Listing Requirements
Our ordinary shares are also listed on the NYSE in the form of American Depositary Shares. Where required by the SEC or NYSE, the company (as a “foreign private issuer”) has also adopted the corporate governance requirements of the Sarbanes-Oxley Act of 2002. Although as a foreign private issuer the Company is permitted to follow U.K. practice in lieu of most of the corporate governance rules of the NYSE, we are nevertheless required to disclose any significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. companies. These differences are disclosed on our Web site.
The Board of Directors
Composition. The Board consists of three executive and six non-executive directors at March 23, 2007. (The terms “non-executive” and “independent” are used interchangeably throughout this report to refer to non-executive members of our Board.) The Guidelines require that a majority of directors be “independent,” as that term is defined in each of the Combined Code, the Listing Rules and Disclosure Rules issued by the U.K. Financial Services Authority and the listing standards of the NYSE (Applicable Standards). In addition, at least three directors must also satisfy the additional independence requirements for audit committee members under the Applicable Standards. The Board periodically evaluates the size of the Board and makes any changes it deems appropriate in accordance with the Memorandum of Association and Articles of Association of the company (collectively, the “Articles”).
The Board does not believe that it should establish term limits for its members. The Board recognizes the value of continuity of directors who have experience with the company that enables them to make a significant contribution to the deliberations of the Board without, in the case of non-executive Board members, any ongoing impairment to their independence. The Guidelines nevertheless provide that director candidates are not eligible to be recommended for a term commencing on or after their 72nd birthday, and that incumbent directors will stand for re-election annually once they reach the age of 70.
Responsibilities. The Board is elected by the shareholders to oversee management and to ensure that the long-term interests of the shareholders are being served. As such, the Board provides general oversight of management and also performs a number of specific functions, including:
•	selecting, evaluating and compensating the chief executive officer and overseeing chief executive officer succession planning
•	providing the chief executive officer with counsel and oversight on the selection, evaluation, development and compensation of senior management
•	reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions
•	assessing major risks facing the company — and reviewing options for their mitigation
•	ensuring processes are in place for maintaining the integrity of the company’s financial statements, its compliance with law and ethics, its relationships with clients and other business partners, and its relationships with other stakeholders
•	ensuring that the company maintains a proper system of internal controls, including financial, operational, compliance and risk management controls.
Annual Report 2006            45

Corporate Governance
The Board also periodically reviews with management the company’s long-term strategic plans. The Board oversees succession planning for the management of the company, including policies for the selection and performance review of the chief executive officer.
The Board and each of its committees has full access to the company’s independent advisors and has the power to retain legal, accounting, financial or other advisors as it deems appropriate at the expense of the company, without the need to obtain the prior approval of any officer of the company. The Board is supplied with appropriate information to allow it to perform its duties, and it receives briefings on its responsibilities.
Meetings. The Board currently meets in person at least five times per year and holds additional meetings as circumstances require. Where appropriate, the Board and its committees also hold meetings by telephone conference call. Meetings of the Audit Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee are held at least four times per year, usually in conjunction with regularly scheduled Board meetings. The Audit Committee also holds meetings by telephone conference call in order to review the company’s quarterly earnings announcements in advance of their publication.
The Company Secretary maintains a record of the number of Board and Board committee meetings and of director attendance. The 2006 attendance record for all Board meetings and meetings of the Audit, Remuneration and Nomination and Corporate Governance Committees (including specially-convened meetings) is set forth in the table below (in each case during such individual’s Board or committee tenure).
Directors are required to seek re-election by shareholders in the third calendar year following the year in which they were elected or last re-elected. Directors generally stand for election upon the recommendation of the Board, although our Articles provide that shareholders may nominate individuals for Board membership in certain circumstances.
The Board regularly reviews financial statements and forecasts to ensure that a going-concern basis for their preparation is appropriate. The Board’s assessment of the company’s position as of December 31, 2006 is set out in the “Letter to Shareholders” and the sections entitled “Business Overview” and “Financial Overview.”

			Nomination and
			Corporate
		Audit	Governance	Remuneration
Name of Director	Board (1)	Committee (2)	Committee (3)	Committee (4)

Charles W. Brady *	100%	N/A	100%	N/A
Martin L. Flanagan	100%	N/A	100%	N/A
Robert H. Graham	90%	N/A	N/A	N/A
James I. Robertson	90%	N/A	N/A	N/A
John D. Rogers **	100%	N/A	N/A	N/A
Rex D. Adams	100%	85%	100%	100%
Sir John Banham	90%	100%	100%	100%
Joseph R. Canion	70%	71%	80%	86%
Dr. Thomas R. Fischer *	33%	0%	0%	0%
Denis Kessler	50%	43%	60%	71%
Edward P. Lawrence	90%	100%	100%	100%
Bevis Longstreth *	100%	100%	100%	100%
J. Thomas Presby	100%	100%	100%	N/A

(1)	10 meetings held in year

(2)	8 meetings held in year

(3)	5 meetings held in year

(4)	7 meetings held in year

*	Resigned April 27, 2006

**	Resigned January 12, 2007

Corporate Governance
Board Practices
Non-Executive Directors. The Board is composed of a majority of non-executive directors who bring strong, independent judgment, knowledge and experience to its deliberations. In the opinion of the Board and each of the independent directors, this structure, and the policies and practices described herein, ensure that a sufficient balance of power and authority exists within the company. The Board has identified Sir John Banham as the senior independent director available for communications from shareholders directly with our Board.
Non-executive directors serve pursuant to letters of appointment which set out the terms and conditions of their appointment and their expected time commitment. Appointments of non-executive directors are terminable by three months’ notice by either the company or the director. Copies of these letters of appointment are available for inspection at the Annual General Meeting and, upon request, during normal business hours. In addition, the form of non-executive directors’ letter of appointment is contained in an exhibit to our Form 20-F, as filed with the SEC.
Although the company permits non-executive directors to serve on the Board beyond their 70th birthday, any director (whether executive or non-executive) over the age of 70 years is required to stand for re-election on an annual basis. It is the policy of the Board that directors should retire at the next Annual General Meeting following their having attained the age of 72 years.
It is the Board’s policy that non-executive directors have no ongoing direct financial or contractual interests in the company other than their fees and shareholdings as disclosed in this report. The Board has determined that each non-executive director is “independent” of the company under the definitions contained in the Applicable Standards. The Board made this determination based upon its consideration of all facts and circumstances known to it, including the responses of nonexecutive directors to a questionnaire. The Board has also determined that, notwithstanding Mr. Presby’s simultaneous service on the audit committees of more than three public companies, his service on our Audit Committee is not impaired. In this connection, the Board considered the fact that board service constitutes substantially all of Mr. Presby’s current professional and business activities. Mr. Canion has served on the Board for more than nine years, however it is the opinion of the Nomination and Corporate Governance Committee and of the Board that he continues to be independent from management and that there are no relationships or circumstances which could affect, or appear to affect, his judgment.
Executive Directors. Executive directors (other than Mr. Flanagan) are employed under continuing contracts of employment that can be terminated by either party under notice provisions of up to one year.
Chairman and Chief Executive
Upon the appointment of Mr. Flanagan as chief executive officer on August 1, 2005, the roles of chairman and chief executive officer were separated. The Terms of Reference for each of the chairman and chief executive officer are available on our Web site. Mr. Adams, our Chairman, is a director of one other public company, but otherwise has no significant commitments beyond those relating to the business of the company.
Board Committees
The Board delegates specific responsibilities to its Audit Committee, Remuneration Committee and Nomination and Corporate Governance Committee. All members of the Audit and Remuneration Committees, and a majority of the members of the Nomination and Corporate Governance Committee, are “independent” directors as defined in the Applicable Standards. The charters of each committee were revised by the Board on March 23, 2007. They are summarized below, and the full texts are available on our Web site. Each committee meets on a regular basis, but not less frequently than quarterly, and holds special meetings as circumstances require.
Audit Committee. The Audit Committee is chaired by Mr. Presby and consists additionally of Messrs. Adams, Banham, Kessler and Lawrence. This committee is responsible for assisting the Board in fulfilling its responsibility to oversee the company’s financial reporting, auditing and internal control activities, including the integrity of the company’s financial statements, compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and
Annual Report 2006           47

Corporate Governance
independent auditor. The committee is responsible for making recommendations to the Board regarding appointment of the independent auditor and pre-approval of its engagement to provide any audit or permitted non-audit services under agreed policies and procedures. The committee is also responsible for establishing hiring policies for current or former employees of its independent auditor. It annually reviews the independent auditor’s report and evaluates its qualifications, performance and independence. The committee is also responsible for monitoring and reviewing the effectiveness of the company’s internal audit function. In connection with financial reporting, the committee is responsible for reviewing and discussing with management and the independent auditor (i) the company’s audited financial statements and related disclosures, (ii) its earnings press releases, (iii) its critical accounting policies, (iv) the quality and adequacy of its internal controls over financial reporting, disclosure controls and procedures, and accounting procedures, (v) any audit problems or difficulties, and (vi) procedures with respect to enterprise risk assessment and management. Finally, the committee is responsible for assisting the Board in overseeing the company’s legal and regulatory compliance.
The Audit Committee charter describes the authority and responsibilities of the committee, which are summarized immediately above. The committee is comprised of at least three members of the Board, each of whom is “independent” of the company under the Applicable Standards and is also “financially literate.” At least one member must have recent and relevant financial experience. Committee members are appointed and removed by the Board. The committee is required to meet at least quarterly, and also periodically meets with the Director of Internal Audit and the independent auditor in separate executive sessions without members of senior management present. The committee has the authority to retain independent advisors, at the company’s expense, wherever it deems appropriate to fulfill its duties. It reports to the Board regularly and annually reviews its own performance and the terms of its charter and recommends any proposed changes to the Board.
The Audit Committee approves all non-audit services rendered by the independent auditors only after concluding that performance of such service by the auditor will not impair the auditor’s independence and will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.
The Board has determined that Mr. Presby is an “audit committee financial expert” (as defined under the SEC’s rules and regulations), that he has “accounting or related financial management expertise” and that he is “independent” of the company under the Applicable Standards.
Remuneration Committee. The Remuneration Committee is chaired by Sir John Banham and consists additionally of Messrs. Adams, Kessler and Lawrence. This committee is responsible for annually evaluating the performance of the chief executive officer and approving the corporate goals relevant to, and determining the amount of, his or her compensation. The committee also reviews and makes recommendations to the Board concerning the company’s overall remuneration philosophy. It further annually approves the remuneration structure for, and the remuneration of, senior officers, and it oversees management’s decisions concerning their performance. It further oversees the company’s equity-based and other incentive remuneration plans, assists the Board with executive succession planning, and determines the remuneration, including deferred remuneration arrangements, for the company’s nonexecutive directors. The committee is also responsible for preparing a remuneration report containing all required public disclosures regarding director and management remuneration and share ownership.
The committee is comprised of at least three members of the Board, each of whom is “independent” of the company under the Applicable Standards. Committee members are appointed and removed by the Board. The committee is required to meet at least quarterly. It also has the authority to retain independent advisors, at the company’s expense, wherever it deems appropriate to fulfill its duties, including any remuneration consulting firm.

Corporate Governance
Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee is chaired by Mr. Adams and consists additionally of the chief executive officer, Mr. Flanagan, as well as Messrs. Banham, Canion, Kessler, Lawrence and Presby. The committee is responsible for establishing a policy setting forth the specific, minimum qualifications that the committee believes must be met by a nominee recommended for a position on the Board, and describing any specific qualities or skills that the committee believes are necessary for one or more of the directors to possess. Such qualifications shall include the requirements under the Applicable Standards as well as consideration of the individual skills, experience and perspectives that will help create an effective Board. The committee is responsible for establishing procedures for identifying and evaluating potential nominees for directors and for recommending to the Board potential nominees for election. Candidates for election to the Board are considered in light of their background and experience using the extensive personal knowledge of current directors or through the recommendations of various advisors to the company. The committee is also required to periodically review and reassess the adequacy of the Guidelines to determine whether any changes are appropriate and recommend any such changes to the Board for its approval.
Board Effectiveness
The Guidelines require the Board, with the assistance of its Nomination and Corporate Governance Committee, to annually review its own performance to determine whether the Board and its committees are functioning effectively. Such an evaluation was conducted by the senior independent director, Sir John Banham, who utilized the services of outside legal advisors to the company to conduct confidential interviews with each director. The resulting report was considered by the Nomination and Corporate Governance Committee at their meeting in March 2007, and this committee has made recommendations to the Board. As part of the evaluation process, the committee considered the performance, including time commitments, of each individual director.
Code of Conduct
We have adopted a code of ethics (Code of Conduct) that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on our Web site and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Conduct to: Michael S. Perman, Company Secretary, AMVESCAP PLC, 30 Finsbury Square, London, EC2A 1AG, United Kingdom. In addition, we have adopted a separate Directors’ Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our principal executive officer, principal financial officer and principal accounting officer by posting such information on our Web site.
Corporate Social Responsibility
AMVESCAP qualifies as a constituent of the FTSE4Good U.K., FTSE4Good Europe and FTSE4Good Global indices, which are independently defined and researched benchmark and tradable indices facilitating investment in companies with good records of corporate social responsibility.
Ethics
AMVESCAP and its subsidiaries worldwide operate within a highly regulated industry. The Board believes that the company’s reputation as an ethical and trustworthy provider of investment services is essential to its core purpose.
To that end, the company maintains policies and procedures that specifically reflect its commitment to the fair and ethical treatment of clients and employees. These policies and procedures complement the multiple laws and regulations that govern AMVESCAP’s operations worldwide, and they are monitored with systems that have been designed to ensure compliance with regulatory requirements.
Annual Report 2006           49

Corporate Governance
Employees
We recognize the importance of our employees and our aim is to be an employer of choice wherever we operate. This means that we work to ensure employee policies and practices reflect best practice within each of the countries in which we operate. In 2006 we introduced a global employee opinion survey. As a result of the feedback we received in 2006, we are continuing a number of initiatives to:
•	improve communication globally and locally to ensure that employee views are represented in the discussion of key issues;
•	enhance career development and training opportunities across the company; and
•	make the basis for reward decisions more open and transparent.
AMVESCAP provides equal opportunity in its employment and promotion practices.
Clients
Our most important contribution to social responsibility is the achievement of the company’s core purpose of helping people worldwide build their financial security, in particular by helping them to save for retirement. Embodied within this core purpose is the goal of providing real benefits to clients as they save for the future. This goal captures the essence of what AMVESCAP employees set out to accomplish each day.
Environment
The company believes that the protection of our shared environment can only be achieved through the concerted action of individuals, companies and governments. As an investment management company, AMVESCAP has a limited direct impact on the environment and there are few, if any, environmental risks associated with our activities. We nevertheless recognize our corporate responsibility to adopt policies and programs that promote energy conservation and the sustainable use of natural resources. AMVESCAP’s environmental policy is available on our Web site. As part of our ongoing commitment to the environment, AMVESCAP obtained certification from the British Standards Institute at the end of 2006 for the introduction of environmental management systems compliant with ISO 14001 for its U.K. businesses in London and Henley-on-Thames. (This certification is subject to regular annual audit.)
Relations with Shareholders
The company announces financial results by means of a press release on a quarterly basis. In conjunction with such announcements, the chief executive officer and chief financial officer give presentations on the results to investors, analysts, the media and the public through conference calls open to all interested parties, details of which are included in the press release and posted in advance on our Web site.
Senior management meets regularly with shareholders and analysts. It reports formally to shareholders through the Annual Report and the Form 20-F filed with the SEC. Finally, the company’s senior independent director, Sir John Banham, who is based in London, is available for communication from shareholders in accordance with the Combined Code. He stands ready to attend meetings with shareholders from time to time to listen to their views and develop a better understanding of issues of concern.
The company’s Annual General Meeting is used as an opportunity to communicate with shareholders. At the meeting, a business presentation is made to shareholders, and all directors are available, formally during the meeting and informally afterwards, for questions. The results of voting from the Annual General Meeting are announced through a Regulatory News Service and are made available on our Web site as soon as they become available.
The Board is kept apprised of the views of major shareholders as a result of the dialogue created by the measures described above and through regular reports from the chief executive officer, chief financial officer and investor relations representatives.

Corporate Governance
Internal Controls and Risk Management
The Board has overall responsibility for the system of internal controls, including financial, operational, compliance and risk management controls. The maintenance of this control system rests with senior management. Internal controls include the organizational structure and the delegation of authority within the company. Senior management confirms compliance with the company’s policies on a quarterly basis. Further, under the U.S. Sarbanes-Oxley Act of 2002, senior management is required to execute certifications relating to the maintenance and evaluation of the company’s disclosure controls and procedures, that ensure that information required to be disclosed by the company under the U.S. securities laws is recorded and filed timely and accurately with the SEC. These certifications accompany our Annual Report on Form 20-F that is filed with the SEC.
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Since the evaluation date referenced above, there have been no significant changes in our internal control over financial reporting or in other factors that could significantly affect these controls.
As described below, the Board has a process for identifying and evaluating risks faced by the company. The Board has reviewed the effectiveness of the company’s internal controls and believes that the system of internal controls, enhanced as described below, provides reasonable assurance that the company’s assets are safeguarded, transactions are authorized and recorded properly and that material errors and irregularities are either prevented or would be detected within a reasonable period. No material weakness in the system of internal controls has been identified for the year under review and up to the date of this report.
The Board regularly reviews the effectiveness of the process for identifying and managing the key risks of the business. Executive management reports on changes in the business and the external environment that may affect key risks. The chief financial officer provides the Board with monthly financial information and regularly reports to the Board on the company’s financial affairs. The company’s general counsel and global compliance director regularly report to the Board or the Audit Committee on any significant regulatory compliance matters as well as on any significant examinations by regulatory bodies. The company continues to maintain a comprehensive compliance function focused on regulations pertaining to its asset management business. The company also from time to time utilizes outside advisors to evaluate and monitor financial and technology-related risks and is subject to periodic examinations by regulatory authorities.
The company’s management includes a Corporate Risk Management Committee (CRMC) to provide top-down oversight. The role of the CRMC is to:
•	Identify and prioritize enterprise-wide risks
•	Seek to ensure that corporate policies, procedures and governance effectively meet regulatory standards and industry best practice
•	Establish and administer a review process for risks within operating units and functional areas
•	Establish thematic reviews along topical and functional lines across AMVESCAP
•	Establish a Risk Mitigation Program to develop risk metrics that assess effectiveness and to review breaches and errors
•	Communicate and report on emerging risk across the business.
The CRMC includes a representative cross-section of the company’s senior management, including certain Senior Managing Directors.
The Director of Internal Audit also attends all CRMC meetings.
The Board reviews risk management and control processes for effectiveness and takes action where areas for improvement are identified. The Board, through its Audit Committee, reviews the scope of work of the internal audit, compliance functions, and CRMC, as well as reports made by independent auditors and other specialists. The Board considers the recommendations made by the Audit Committee. These activities, in our opinion, provide a framework to address the risks associated with the business and provide objective confirmation concerning the adequacy of internal controls. The directors confirm that the procedures are in place in accordance with the requirements relating to internal controls under the Combined Code.
Annual Report 2006          51

Remuneration Report
This report, approved by the Board, has been prepared in accordance with the requirements of the Companies Act 1985, as amended by the Directors’ Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority. Apart from the information relating to individual remuneration, pensions, share incentives and share interests, the information contained in this report is not subject to audit.
The purpose of this report is to inform shareholders of the company’s policies on remuneration in operation for the 12 months ending December 31, 2006 and of the intended policies for subsequent years, as well as to provide details of the remuneration of individual directors and members of senior management as determined by the Remuneration Committee. Shareholders will be asked to approve this report at the Annual General Meeting on May 23, 2007.
The Remuneration Committee determines specific remuneration packages for each executive director and Senior Managing Director. The committee also addresses remuneration issues that affect the interests of shareholders, including share incentive plans and performance-linked remuneration arrangements.
As of February 28, 2007, the Remuneration Committee consisted only of the following independent directors (dates of appointment in parentheses): Sir John Banham (Chairman — January 1, 1999), Mr. Adams (November 15, 2001), Mr. Kessler (March 4, 2002) and Mr. Lawrence (October 12, 2004). Biographical details of each member of the committee can be found elsewhere herein. The committee meets at least four times per year and more frequently if it deems necessary.
Johnson Associates, Inc., a firm of independent professional consultants, has been appointed by the committee to review executive compensation and provide market benchmarking for select senior executives during the year-end process. The benchmarking work reflected compensation ranges for positions of similar scope and responsibility, updated through year-end 2006. Due to the large number of private/subsidiary comparators for which information is closely held, targeting an explicit peer group of companies was considered to be less practical. Therefore to the extent reliable data was available, companies used for comparison included both independent and captive asset management firms managing over $200 billion in assets under management which were of similar scope and business dynamics.
Johnson Associates, Inc. has confirmed that it has no material, financial or other connection to the company, thus ensuring that no conflicts of interest arise as a result of its engagement.
Remuneration Objectives
We strive to have remuneration policies and programs that enable us to reinforce our meritocracy and provide our top performers with a meaningful mixture of cash and equity. Through these objectives we aim to recruit, retain and motivate the very high caliber of talent needed to compete in the global marketplace. We believe that our ability to compete for this talent has an important impact on the long-term success of our company.
Although many of our compensation practices are set by market conditions in the countries where we operate, the primary benchmark for remuneration in our industry continues to be the U.S. The compensation for executive directors and senior management is reviewed annually against an extensive and diverse peer group of other leading asset management companies.

Remuneration Report
Remuneration Policy
Our remuneration policy is designed to closely link rewards to economic results at every level of the company. We believe that our compensation practices should make sense to all of our key stakeholders (including our shareholders, clients, peers, and current and prospective employees) and include the following essential elements:
•	pay for performance and affordability
•	consistency with a well-defined investment approach, tied to good, long-term performance
•	fairness and alignment with shareholders’ interests, with no perceived material conflicts of interest, and encouragement of a constructive collaborative environment.
Within this framework our remuneration policy is based on the following components:
•	Salaries. Fixed compensation is established by reference to levels prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the asset management sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of our remuneration consultant, Johnson Associates, Inc.
•	Cash bonus. Cash bonus, or variable compensation, levels reflect both our company’s performance and industry-wide competitive norms, with a heavy emphasis on pay for performance and “at risk” compensation. Base salary levels for executive directors and senior management are comparatively modest relative to our competitors. Consequently, the salary plus variable compensation elements of total cash compensation have varied with the company’s financial performance. Although the Remuneration Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus, the level of cash bonus compensation of executive directors will be determined based on the company’s overall operating results, individual performance and market conditions.
•	Share incentives. The Remuneration Committee believes that senior executives should have a significant ownership position in the company, and our remuneration policies are designed to achieve that goal, thereby assuring alignment of interests between management and shareholders. Consistent with these beliefs, time-vested and performance-vested grants of deferred or restricted shares feature prominently in our company’s senior management compensation program, as more fully described below. The Remuneration Committee also places significant emphasis on earnings per share performance for share-based compensation. A portion of the deferred and restricted share awards is subject to growth in earnings per share performance targets. The Remuneration Committee believes that the mixture of time-vested and performance-vested share awards provides an appropriately balanced share incentive structure.
•	Pension Benefits. With the exception of legacy plans which are closed to new members, and in keeping with the emphasis on tying rewards to performance, the company does not provide traditional defined benefit pension plans. Executives rely upon “at risk” variable compensation and share incentive awards to finance their future pensions, with only nominal funding from the company. Pension contributions were $83,700 in the aggregate for current executive directors in 2006, which represented less than 1 % of total cash compensation for the year.
•	Non-executive establishment of executive cash bonus and share incentive compensation. The Remuneration Committee sets the annual cash bonus and share incentive compensation levels for executive directors, senior managing directors and other members of senior management as well as a total cash bonus and share incentive compensation pool for the company.
Annual Report 2006           53

Remuneration Report
2006 Compensation Decisions
In arriving at its compensation decisions for 2006, the Remuneration Committee took into account the very significant progress made by the management team under the leadership of chief executive officer Mr. Flanagan towards the objective of rebuilding and unlocking the power of our global organization. Our operating profits have shown a 57.0% increase from 2005 before the restructuring charge, diluted earnings per share has risen 76.5% from 2005 before the restructuring charge, and net operating margin has improved 9.5 points from 2005 before the restructuring charge to 32.5%. Total shareholder return in the same 12-month period (as reflected in the chart below) has significantly outperformed the FTSE 100 and S&P 500. Assets under management have grown to $462.6 billion at December 31, 2006, an increase of 19.8% from last year, and investment performance continues to improve. (See “Five-Year Summary” for reconciliations of operating profit and earnings per share before the restructuring charge to operating profit and earnings per share and important additional disclosures.)
The Remuneration Committee decisions this year have therefore been made with a view to building further on this momentum and continuing the development of a high-performance organization. The Remuneration Committee believes that the continued success of the company relies on ensuring that a meaningful mixture of cash and share incentive compensation vehicles exist within the organization and that long-term wealth creation should be promoted by ensuring that all key employees have sufficient equity in the company. The compensation elements, which the Remuneration Committee approved, as a proportion of total compensation in fulfillment of these objectives were as follows:

	2006	2005	Objectives

Cash	68.7%	68.9%	Tied to current year performance, driven by certain local plan mechanics and discretionary factors

Time-vested share incentives	9.3%	9.7%	Tied to current year performance, driven by plan mechanics, current unvested equity and employee retention

Performance-vested share incentives	22.0%	15.4%	Designed to recognize and retain the next generation of high performers and driven by individual performance, potential and unvested equity

Shares options	—	6.0%	Share option awards not utilized in 2006

Total compensation award pool	100%	100%

Remuneration Report
Time-vested share incentive awards relating to 2006 compensation will vest ratably over three years with annual vesting on February 28th of each year from 2008 to 2010. A portion of the performance-vested share incentive awards relating to 2006 compensation will vest upon the achievement of performance criteria based upon compound three-year earnings per share annual growth of between 10% and 15% (10% growth = 50% vesting and 15% growth = 100% vesting). If the performance targets are met, the awards will vest in whole or in part on February 28, 2010. The remaining portion of performance-vested share incentives awarded in 2006 are subject to vesting in whole or in part after five years based upon performance measures linked to a specific business unit.
Chief Executive Officer
Mr. Flanagan entered into an employment agreement commencing on July 12, 2005, for an initial four-year period that is, thereafter, terminable with a one-year notice in line with the policy of the company on the duration of contracts with executive directors. The terms of his contract provide that he will be entitled to receive a cash compensation bonus award of up to a maximum of $4,750,000 per annum. A detailed summary of the terms of Mr. Flanagan’s employment agreement, including the compensation receivable by him in the event of termination, is set forth under “Shareholder Information — Material Contracts” beginning on page 144.
At the date of his appointment, Mr. Flanagan received long-term share incentive compensation consisting of the following:
1.	A grant of 2,500,000 time-vested restricted shares, which vest as to one-fourth at each of the four anniversaries following the grant date, of which 625,000 shares vested on August 31, 2006.
2.	A grant of 2,500,000 performance-vested restricted shares, which vest upon the attainment of cumulative earnings per share (EPS) growth targets reflecting a compound growth rate of between 10% and 15% per annum during a three-year period. The “Baseline EPS” for the purpose of this calculation is the average of 2004 and 2005 EPS adjusted for certain non-recurring charges.
For 2006, the Remuneration Committee determined that Mr. Flanagan exhibited outstanding performance during the year. Importantly, the Remuneration Committee was cognizant of market levels of compensation and made an additional long-term share incentive award effective February 28, 2007 to Mr. Flanagan of 211,899 performance-vested restricted shares which are subject to the achievement of performance criteria based upon compound three-year EPS annual growth of between 10% and 15%. If the performance targets are met, the awards will vest in whole or in part on February 28, 2010.
Vesting of these awards will be fully accelerated upon the occurrence of a “change in control” as defined in the Global Stock Plan.
Executive Directors and Other Members of Senior Management
With the exception of Mr. Flanagan, whose principal contract terms are summarized above, executive directors and other members of senior management are employed under continuing contracts of employment which can be terminated by either party under notice provisions of up to one year. In the event of such termination, the executive directors generally will receive continuation of their cash compensation and benefits during the notice period. Similarly, outstanding equity awards generally would continue to vest as scheduled during such period. The dates the contracts were entered into are set out below:

Name of Executive Director	Date of Contract

Martin L. Flanagan	July 12, 2005
Robert H. Graham	December 22, 2000
James I. Robertson	January 3, 2001
John D. Rogers*	January 8, 2001

*	Resigned January 12, 2007
Annual Report 2006          55

Remuneration Report
Except as described above, executive director and senior management service contracts do not include any fixed provision for termination compensation. The Remuneration Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors’ and members of senior management’s service contracts, bearing in mind the company’s legal obligations and the individual’s ability to mitigate his loss. The Remuneration Committee must approve in advance any proposed termination payments.
Compensation for this group, including participation in our share-based plans and bonus arrangements, is determined by the Remuneration Committee and set forth in the table on pages 58 and 59.
The Remuneration Committee believes that its 2006 compensation decisions were in the best long-term interests of AMVESCAP and its shareholders.
Non-Executive Directors
Non-executive directors are engaged by the company under letters of appointment terminable by either party upon three months’ notice. The continuation of appointment depends upon satisfactory performance and re-election at annual general meetings by the shareholders of the company. It is our policy that non-executive directors will (a) seek re-election not less frequently than every three years, and (b) will retire from the Board at the next annual general meeting following their 72nd birthday.
The dates that letters of appointment were entered into for each non-executive director are as follows:

Name of Non-Executive Director	Date of Letter of Appointment

Rex D. Adams (chairman)	May 23, 2005
Sir John Banham	May 23, 2005
Joseph R. Canion	May 23, 2005
Denis Kessler	May 23, 2005
Edward P. Lawrence	May 23, 2005
J Thomas Presby	November 17, 2005

The compensation of non-executive directors is determined by the Board. Non-executive directors receive a basic fee of $120,000, and Board committee chairmen receive an additional fee of $15,000. The chairman of the Board receives a fee of $400,000. A further $50,000 is payable in stock at the end of each financial year to which it relates and is required to be held by the director for the period that he serves as a director of the company.
The table below sets forth the numbers of shares that were acquired on behalf of non-executive directors with respect to their compensation for service on the Board during 2006, along with the share price at the date of the award.

	Number of	Share Price
	Ordinary Shares	at Date
Name	Acquired	of Award

Rex D. Adams (chairman)	4,200	601 p
Sir John Banham	4,200	601 p
Joseph R. Canion	4,200	601 p
Denis Kessler	4,200	601 p
Edward P. Lawrence	4,200	601 p
J. Thomas Presby	4,200	601 p

Remuneration Report
Remuneration Comparisons
Total compensation includes salary (fixed), cash bonuses (variable), nominal contributions to defined contribution pension plans and share incentive awards, a portion of which will vest based upon the company achieving pre-determined performance objectives. These policies comply with the Combined Code.
The following chart compares the average cash compensation of the executive members of the Board against earnings per share on a relative basis (rebased to 100 in 2002), before the restructuring charge (2005), the U.S. regulatory settlement (2004) and goodwill amortization and exceptional items (2003 and 2002), as derived from the accounts for each of the last five years ended December 31, 2006. Amounts for 2006, 2005 and 2004 are presented under IFRS. Amounts for 2003 and 2002 are presented under U.K. GAAP before goodwill amortization and exceptional items. (See “Five-Year Summary” for reconciliations of earnings per share before the restructuring charge (2005), the U.S. regulatory settlement (2004) and goodwill and exceptional items (2003 and 2002) to earnings per share and important additional disclosures.)

(1)	2005 figures do not include a one-time “make whole” payment to Mr. Flanagan in respect of compensation and stock incentives foregone from his previous employment as a result of his accepting the chief executive officer position with AMVESCAP.
The Remuneration Committee takes into account the returns provided to the company’s shareholders and the performance of the company generally. In determining an individual’s compensation, the committee considers the individual’s performance measured against, among other factors, the achievement of objectives and targets, including the achievement of both short-term and long-term performance standards and goals, and other individual goals. In each case, the individual’s position is evaluated against compensation ranges for similar levels of responsibility in peer group companies provided by the independent consultant.
The following chart compares AMVESCAP’s total shareholder return (TSR) for the last five years against the S&P 500 Composite gross total return index, being the principal index against which the company’s performance is benchmarked. In light of the lack of a comparable universe of independent asset managers of similar size and operating characteristics to our own, we believe that this index represents the best benchmark for AMVESCAP’s overall performance.
TSR for the last five years shown in the chart below has been presented in accordance with the requirements of the Companies Act (1985 and 2006). (Source: Datastream). As AMVESCAP is a constituent of the FTSE 100 index, relative total shareholder return data is also shown for the assistance of the reader.
Annual Report 2006           57

Remuneration Report
Remuneration of Directors and Senior Management (Audited)
The table below sets forth the salary, cash bonus and benefits components of total cash compensation for 2006 and 2005 as well as time-vested and performance-vested share incentive award values granted related to 2006 and 2005 service periods to our directors and members of our administrative, supervisory and management bodies. Amounts have been prorated to reflect compensation during periods of Board or senior management service. Share-based awards for these individuals are also detailed later in this report. In 2006, this table includes compensation for Senior Managing Directors. For 2005, this table includes compensation for members of the Executive Management Committee (EMC).

							Total Cash
	Salary		Cash Bonus		Benefits		Compensation

$’000	2006	2005	2006	2005	2006	2005	2006	2005

Chief Executive Officer:
Martin L. Flanagan (a,i)	790	329	4,750	13,750	128	121	5,668	14,200

Executive Directors:
Robert H. Graham (a)	500	500	—	—	39	47	539	547
James I. Robertson (a,h)	400	400	1,250	1,000	31	41	1,681	1,441
John D. Rogers (a,c)	500	417	1,250	883	30	33	1,780	1,283

Former Executive Directors:
Charles W. Brady (a,g)	189	566	—	9,000	18	62	207	9,628
The Hon. Michael D. Benson (a,e,k)	—	162	—	2,212	—	67	—	2,441

	2,379	2,374	7,250	26,795	246	371	9,875	29,540

Senior Managing Directors not on the Board, as a group (7 persons) (2005 includes members of the Executive Management Committee not on the Board: 12 persons)	2,479	4,473	8,025	12,442	384	512	10,888	17,427

	4,858	6,847	15,275	39,237	630	883	20,763	46,967

Non-Executive Directors (j):
Rex D. Adams	406	193	—	—	—	—	406	193
Sir John Banham (b)	185	186	—	—	—	—	185	186
Joseph R. Canion	170	160	—	—	—	—	170	160
Dr. Thomas R. Fischer(b)	41	128	—	—	—	—	41	128
Denis Kessler (b)	170	178	—	—	—	—	170	178
Edward P. Lawrence	170	185	—	—	—	—	170	185
Bevis Longstreth (g)	62	193	—	—	—	—	62	193
J. Thomas Presby (d)	180	21	—	—	—	—	180	21
Stephen K. West (f)	—	25	—	—	—	—	—	25

	1,384	1,269	—	—	—	—	1,384	1,269

	6,242	8,116	15,275	39,237	630	883	22,147	48,236

Footnotes related to this table are located on page 59.

Remuneration Report

			Performance-		Total Share
	Time-Vested		Vested Share		Incentive
	Share Incentives		Incentives		Compensation
$’000	2006	2005	2006	2005	2006	2005

Chief Executive Officer:
Martin L. Flanagan	—	16,548	2,500	16,548	2,500	33,096

Executive Directors:
Robert H. Graham	—	—	—	—	—	—
James I. Robertson	500	—	250	600	750	600
John D. Rogers (c)	—	—	—	500	—	500

Former Executive Directors:
Charles W. Brady (g)	—	—	—	—	—	—
The Hon. Michael D. Benson (e)	—	—	—	—	—	—

	500	16,548	2,750	17,648	3,250	34,196

Senior Managing Directors not on the Board, as a group (7 persons) (2005 includes members of the Executive Management Committee not on the Board: 12 persons)	3,800	1,290	12,211	5,263	16,011	6,553

	4,300	17,838	14,961	22,911	19,261	40,749

(a)	Includes contributions for executive directors to a defined contribution pension plan as follows: C.W. Brady (2006: $3,700, 2005: $21,000); M.L. Flanagan (2006: $20,000, 2005: $21,000); The Hon. M.D. Benson (2006: $nil, 2005: $65,000); R.H. Graham (2006: $20,000, 2005: $29,000); J.I. Robertson (2006: $20,000, 2005: $29,000); J.D. Rogers (2006: $20,000, 2005: $25,000); other senior management as a group (2006: 7 persons, $124,774, 2005: 12 persons, $339,000). Our non-executive directors do not participate in any company-sponsored pension plan.

(b)	2005 compensation includes $18,000 for services on the INVESCO European Advisory Board.

(c)	Appointed March 8, 2005 and resigned January 12, 2007.

(d)	Appointed November 17, 2005.

(e)	Resigned March 31, 2005.

(f)	Resigned April 28, 2005.

(g)	Resigned April 27, 2006.

(h)	Appointed April 29, 2004.

(i)	Cash compensation for Martin L. Flanagan in 2005 includes a one-time “make whole” payment in respect of compensation and stock incentives foregone from his previous employment as a result of his accepting the chief executive officer position with AMVESCAP.

(j)	Salary figures for non-executive directors include an annual payment of $50,000 paid in AMVESCAP ordinary shares.

(k)	Payment made in respect of contractual obligations arising from termination of employment contract.
Annual Report 2006          59

Remuneration Report
Share-Based Awards
The final component of total compensation consists of share-based awards in the following three forms: share incentive awards, share options and “sharesave” plan shares. The table below sets forth a summary, as of December 31, 2006, of share-based awards outstanding.

Total Awards
Outstanding at
millions of shares	December 31, 2006

Share Incentive Awards:
Time-vested, by Award Year
2002	14.8
2004	12.4
2005	4.8
2006	3.3

Subtotal time-vested	35.3
Performance-vested, by Award Year
2005	4.7
2006	4.4

Subtotal performance-vested	9.1

Share Incentive Awards	44.4

Share Option Awards:
Time-vested:
Exercise Price
25p – 200p	2.0
201p – 400p	0.4
401p – 500p	11.3
501p – 600p	4.2
601p – 700p	9.0
701p – 800p	0.1
801p – 1000p	11.9
1001p – 1200p	10.9
1201p – 1700p	1.0

Subtotal time-vested	50.8

Performance-vested:
Exercise price
301p – 400p	21.7
401p – 500p	8.5

Subtotal performance-vested	30.2

Total Share Option Awards	81.0

Sharesave Plan Share	1.8

See Note 24 to the Consolidated Financial Statements for vesting details of each award.

Remuneration Report
Share Incentive Awards
Description of Share Incentive Awards
Share incentive awards, which are used to retain and motivate key executives and the next generation of management of the company and to ensure future succession in the business, are broadly classified into two types: time-vested and performance-vested awards. All share incentive awards are granted under the AMVESCAP Global Stock Plan (GSP). Time-vested awards vest ratably over, or cliff vest at the end of, a period of continued employee service. Performance-vested awards cliff vest at the end of a defined vesting period of continued employee service upon the company’s attainment of certain performance criteria, generally the attainment of cumulative EPS growth targets at the end of the vesting period reflecting a compound annual growth rate of between 10.0% and 15.0% per annum. AMVESCAP considers that growth in earnings per share targets for performance conditions are the most appropriate and consistent measure of its success. Note 24 to the Consolidated Financial Statements contains a table detailing vesting of all share-based awards by year.
Awards under these plans take the form of deferred or restricted shares. Share incentive awards are funded with shares purchased from time to time in the open market. Shares allocated are distributed to the key executives at the end of the respective vesting periods, unless the individual elects to defer distribution until retirement or termination of employment.
The GSP trust held 38.4 million ordinary shares on December 31, 2006, and 40.1 million ordinary shares on February 28, 2007.
Director and Senior Management Interests in Share Incentive Awards
The following table sets forth interests of our directors and members of senior management in share incentive awards under the GSP.

		2006 Share		Shares		Money value of
		Awards		vested		vested and
	Outstanding	(including	Share price	and		distributed shares
	Shares at	awards made	on date(s) of	distributed		(based upon	Outstanding	Outstanding
	January 1,	on February	award(s)	during		share price on	at December	at February
Participant	2006	28, 2007) (1)	(pence)	2006		distribution date)	31, 2006	28, 2007

Time Vested
Martin L. Flanagan	2,500,000	–	–	625,000	(2)	$6,449,631	1,875,000	1,875,000
James I. Robertson	1,500,000	42,379	601p	500,000	(3)	$4,770,000	1,000,000	542,379
John D. Rogers	1,500,000	–	–	500,000	(3)	$4,770,000	1,000,000	500,000
Other senior management			517p
(as a group):	200,000	327,548	and 601p	66,666		$778,340	223,560	460,882

Performance Vested
Martin L. Flanagan	2,500,000	211,899	601p	–		–	2,500,000	2,711,899
James I. Robertson	77,589	21,189	601p	–		–	77,589	98,778
John D. Rogers	77,589	–	–	–		–	77,589	–
Other senior management			517p and
(as a group):	586,222	1,184,627	601p	–		–	1,184,627	1,770,849

(1)	Time vested awards made on February 28th , 2007 will vest rateably over three years on February 28th in each year.

Performance-vested awards made on February 28th, 2007 will vest on February 28th, 2010 subject to the satisfactory achievement of performance criteria based upon growth in earnings per share of between 10% and 15%.

(2)	Time-vested award made on August 1, 2005 and vesting in equal increments over 4 years from date of grant.

(3)	Time-vested award made on December 31, 2002 and vesting in three equal installments in December 2005, 2006 and 2007.
Annual Report 2006          61

Remuneration Report
Share Option Awards and Sharesave Plan Shares
Description of Share Option Plans
The Remuneration Committee considers it necessary to retain a share option plan as part of the company’s executive compensation arrangements. AMVESCAP maintains two option plans: the AMVESCAP 2000 Share Option Plan (2000 Plan) and the AMVESCAP No. 3 Executive Share Option Scheme (No. 3 Plan). AMVESCAP has not made any awards under the latter plan since April 2003. Options to acquire shares under the share option plans are granted at the closing market price on the day preceding the date of grant, and such options generally become and remain exercisable between the third and tenth anniversaries of the date of grant. A total of 81.0 million shares were under option in these plans at December 31, 2006, to 660 participants at exercise prices between 25p and 1680p per share. (See page 60).
Time – Vested Share Options – No. 3 Plan
The No. 3 Plan has been in existence since 1987 and contains no performance conditions attaching to either the grant or exercise of options. The No. 3 Plan operates under a trust arrangement with an independent trustee (the share option trust). Shares utilized by the No. 3 Plan are held in the share option trust, which acquires shares in the market utilizing loans provided by the company. The trustee also has the right to acquire shares by subscription from the company to the extent that insufficient shares are held in the trust to cover grants of options. On December 31, 2006, and February 28, 2007, the trustee held a total of 19.3 million ordinary shares and held rights from the company to subscribe for a further 36.9 million and 35.3 million ordinary shares, respectively.
Performance – Vested Share Options – 2000 Plan
The 2000 Plan was approved by shareholders in April 2000. All options under this plan are subject to the satisfaction of performance conditions. Since November 2002, the exercise of share options awarded under this plan has been subject to the satisfaction of the performance conditions described further below. The 2000 Plan permits the company to make up to 10.5% of its issued share capital available for grant of options over a seven-year period, subject to satisfying certain performance conditions. The Remuneration Committee has determined that the best criteria of performance are ones that measure growth in EPS in line with our policy for performance conditions attaching to all share incentive awards. The performance targets for the plan for options granted after November 2002 provide that an option granted to an eligible employee may be exercised only if EPS since the date of the award has grown by a percentage in excess of a weighted average of the U.K. Retail Price Index and the U.S. Consumer Price Index (the Composite Index) over the preceding three years as follows:

Percent of Options
Percentage Growth	Exercisable

Below 12%	0%
12%–13%	80%
13%–14%	85%
14%–15%	90%
Over 15%	100%

Remuneration Report
The Remuneration Committee considers that growth in EPS targets for performance conditions attaching to all share incentive plans are the most appropriate and consistent measure of its success, as this is the methodology most commonly used by analysts to value the company. The determination as to whether relevant performance conditions have been met will be made by the Remuneration Committee on the basis of the company’s results for the periods in question and taking into account any adjustments which may be considered by them to be fair and reasonable.
During 2003, the company made option awards which were subject to the performance conditions described above under the 2000 Plan of approximately 16.1 million ordinary shares to 941 employees. The Remuneration Committee verified that the performance conditions applicable to these options had been met and approximately 12.4 million options remaining have accordingly become exercisable.
Description Of Sharesave Plans
The company operates a number of sharesave plans under which eligible employees may save up to £250 per month for periods up to three years. Options awarded under these plans may be exercised at the end of the contract periods, or alternatively the employee may have his or her savings returned. At December 31, 2006, there were 1,211 participants in these plans whose aggregate savings relating to the duration of their contract periods would result in the issuance of 1.8 million ordinary shares.
The company has operated an Inland Revenue-approved All Employee Share Incentive Plan from 2002 onwards. At December 31, 2006, there were 134 participants saving £10 – £125 per month which is used to purchase company shares. The shares are held in trust for three years before employees receive them. Employees receive tax relief on the amount saved.
Annual Report 2006          63

Remuneration Report
Director and Senior Management Interests in Share Options and Sharesave Plans
The following are details of directors’ share options and sharesave plan shares (audited):

											Aggregate
									Exercise	Market	Gains
			Lapsed	Exercised	December	February			Price	Price at	Resulting
	Date of	January 1,	During	During	31,	28,		Expiry	per	Date of	from
Director’s Name	Grant	2006(1)	Year	Year	2006	2007		Date	Share	Exercise	Exercise

Time-Vested — No. 3 Plan:

Robert H. Graham	Nov 25 1997	100,000	—	—	100,000	100,000		Nov 24 2007	422.5p	N/A	N/A
	Dec 8 1998	200,000	—	—	200,000	200,000		Dec 7 2008	432p	N/A	N/A
	Dec 9 1999	250,000	—	—	250,000	250,000		Dec 8 2009	660p	N/A	N/A
	Dec 4 2001	50,000	—	—	50,000	50,000		Dec 3 2011	950p	N/A	N/A

James I. Robertson	Nov 12 1996	200,000	—	200,000	—	—		Nov 11 2006	244p	520.25p	£552,000
	Nov 25 1997	50,000	—	—	50,000	50,000		Nov 24 2007	422.5p	N/A	N/A
	Oct 30 1998	75,000	—	—	75,000	75,000		Oct 29 2008	416p	N/A	N/A
	Dec 9 1999	150,000	—	—	150,000	150,000		Dec 8 2009	660p	N/A	N/A
	Dec 4 2001	50,000	—	—	50,000	50,000		Dec 3 2011	950p	N/A	N/A

John D. Rogers	Nov 12 1996	200,000	—	200,000	—	—		Nov 11 2006	244p	522.5p	£557,000
	Nov 25 1997	50,000	—	—	50,000	50,000		Nov 24 2007	422.5p	N/A	N/A
	Oct 30 1998	25,000	—	—	25,000	25,000		Oct 29 2008	416p	N/A	N/A
	Dec 9 1999	25,000	—	—	25,000	25,000		Dec 8 2009	660p	N/A	N/A
	Dec 4 2001	50,000	—	—	50,000	50,000		Dec 3 2011	950p	N/A	N/A

Other senior management (as a group):	Aug 6 1999	48,100	—	—	48,100	48,100		Aug 8 2009	512.5p	N/A	N/A
	Aug 26 1999	5,000	—	—	5,000	5,000		Aug 25 2009	543.5p	N/A	N/A
	Dec 9 1999	25,000	—	—	25,000	25,000		Dec 8 2009	660p	N/A	N/A
	Aug 7 2000	34,425	—	—	34,425	34,425		Aug 6 2010	1158p	N/A	N/A
	Dec 4 2001	114,400	—	—	114,400	114,400		Dec 3 2011	950p	N/A	N/A
	Feb 15 2002	127,916	—	—	127,916	127,916		Feb 14 2012	897p	N/A	N/A
	Sept 3 2002	—	—	—	—	61,960	(1)	Sept 2 2012	416.5p	N/A	N/A
	Apr 30 2003	77,907	—	—	77,907	77,907		Apr 29 2013	322p	N/A	N/A
Continued on page 65

Remuneration Report

												Aggregate
											Market	Gains
				Lapsed	Exercised	December	February			Exercise	Price at	Resulting
	Date of	January 1,		During	During	31,	28,	Expiry		Price per	Date of	from
Director’s Name	Grant	2006	(1)	Year	Year	2006	2007	Date		Share	Exercise	Exercise

Time-Vested — 2000 Plan:

Robert H. Graham	Dec 1 2000	100,000		—	—	100,000	100,000	Nov 30 2010		1100p	N/A	N/A
	Dec 4 2001	100,000		—	—	100,000	100,000	Dec 3 2011		950p	N/A	N/A

James I. Robertson	Dec 1 2000	100,000		—	—	100,000	100,000	Nov 30 2010		1100p	N/A	N/A
	Dec 4 2001	100,000		—	—	100,000	100,000	Dec 3 2011		950p	N/A	N/A

John D. Rogers	Dec 1 2000	100,000		—	—	100,000	100,000	Nov 30 2010		1100p	N/A	N/A
	Dec 4 2000	100,000		—	—	100,000	100,000	Nov 30 2010		950p	N/A	N/A

Other senior management (as a group):	Dec 1 2000	25,000		—	—	25,000	25,000	Nov 30 2010		1100p	N/A	N/A
	Feb 7 2001	47,561		—	—	47,561	47,561	Feb 6 2011		1440p	N/A	N/A

Time-Vested — Perpetual Plan:

Other senior management (as a group):	Mar 12 1999	68,798		—	—	68,798	68,798	Mar 11 2009		1366p	N/A	N/A

Time-Vested — Canadian 2000 Plan:

Other senior management (as a group):	Dec 31 2002	1,000,000		—	—	1,000,000	1,000,000	Dec 31 2009		25p	N/A	N/A

Performance- Vested — 2000 Plan:

Robert H. Graham	Nov 21 2002	350,000		350,000	—	—	—	Nov 20 2012	(2)	419.25	N/A	N/A
	Dec 16 2003	100,000		—	—	100,000	100,000	Dec 15 2013		374p	N/A	N/A
	Dec 31 2004	100,000		—	—	100,000	100,000	Dec 30 2014		319.25	N/A	N/A

James I. Robertson	Nov 21 2002	300,000		300,000	—	—	—	Nov 20 2012	(2)	419.25	N/A	N/A
	Dec 16 2003	50,000		—	—	50,000	50,000	Dec 15 2013		374p	N/A	N/A
	Dec 31 2004	100,000		—	—	100,000	100,000	Dec 30 2014		319.25	N/A	N/A

John D. Rogers	Nov 21 2002	300,000		300,000	—	—	—	Nov 20 2012	(2)	419.25	N/A	N/A
	Dec 16 2003	50,000		—	—	50,000	50,000	Dec 15 2013		374p	N/A	N/A
	Dec 31 2004	100,000		—	—	100,000	100,000	Dec 30 2014		319.25	N/A	N/A

Continued on page 66
Annual Report 2006          65

Remuneration Report

												Aggregate
											Market	Gains
				Lapsed	Exercised	December	February			Exercise	Price at	Resulting
	Date of	January		During	During	31,	28,	Expiry		Price per	Date of	from
Director’s Name	Grant	1,2006	(1)	Year	Year	2006	2007	Date		Share	Exercise	Exercise

Other senior management (as a group):	Nov 21 2002	489,302		489,302	—	—	—	Nov 20 2012	(2)	419.25p	N/A	N/A
	Dec 16 2003	190,000		—	—	190,000	200,000	Dec 15 2013		374p	N/A	N/A
	Feb 13 2004	100,000		—	—	100,000	100,000	Feb 12 2014		400.5p	N/A	N/A
	Dec 31 2004	297,644		—	—	297,644	317,644	Dec 30 2014		319.25p	N/A	N/A

Sharesave Plans

	May 25 2004	320		—	320	—	—	Aug 9 2006		311p	507.25p	£1,623.20
	Sept 1 2005	1,822		—	—	1,822	1,822	Nov 7 2007		319p	N/A	N/A
	Sept 1 2005	2,133		—	—	2,122	2,133	Jun 30 2008		319p	N/A	N/A

(1)	Or date of appointment, if appointed

(2)	Lapsed February 7, 2006
No new share option awards were made in 2006 to any executive director of the company or any Senior Managing Director, nor were the terms of any outstanding option awards varied during the period.
At December 31, 2006, the market price of an AMVESCAP ordinary share was 596p.
Historical Cash Awards Satisfied with Shares
Prior to 2005, a percentage of variable compensation of certain employees, including executive directors and senior management, was satisfied with shares (GSP shares). These GSP shares constituted profit-linked variable compensation and were paid annually into a discretionary employee benefit trust, which purchased ordinary shares of the company in the open market in order to fund awards of deferred or restricted shares to participants.
Employee Share Ownership Plan (ESOP)
The company sponsors the AMVESCAP Employee Share Ownership Plan (ESOP) for certain of its U.S.-based employees. The ESOP is a leveraged employee stock ownership retirement plan designed to invest primarily in AMVESCAP ordinary shares. The plan was closed to further participants effective January 1, 2000. Mr. Robertson and Mr. Rogers have participated in the ESOP and are accordingly deemed to be interested in the ordinary shares held by the trustees of the ESOP. On December 31, 2006 and February 28, 2007, the trustees of the ESOP held 5.3 million shares.
Director and Senior Management Interests in Cash Awards Satisfied with Shares and ESOP Shares
Direct interests of members of our Board and senior management in GSP and ESOP shares are shown in the table below:

	February 28, 2007		December 31, 2006		January 1, 2006
	ESOP	GSP	ESOP	GSP	ESOP	GSP

Robert H. Graham	—	20,511	—	20,511	—	28,750
James I. Robertson	13,980	1,801	13,980	18,801	13,763	26,822
John D. Rogers*	N/A	N/A	32,918	121,253	32,407	127,660
Other senior management (as a group)	—	173,537	—	164,413	—	190,564

*	Resigned January 12, 2007

Remuneration Report
Director and Senior Management Interests in Shares
The directors and Senior Managing Directors have notified us that they held the ordinary shares set forth in the table below as of the dates indicated. This table sets forth share ownership as measured under applicable definitions of the U.S. Securities and Exchange Commission (SEC) and U.K. authorities, respectively. The columns entitled “Beneficial Ownership under SEC Rules” and “Percentage Ownership under SEC Rules” were compiled solely as of February 28, 2007. The designations in the remaining columns “Beneficial” and “Non-Beneficial” refer to pecuniary and non-pecuniary interests as measured under U.K. rules, respectively, and should not be confused with definitions of “beneficial ownership” under SEC rules.

	February 28, 2007				February 28, 2007		December 31, 2006		January 1, 2006
	Under SEC Rules
	Beneficial		Percentage		Non-		Non-		Non-
	Ownership	(1)	Ownership	(2)	Beneficial	Beneficial	Beneficial	Beneficial	Beneficial	Beneficial

Executive Directors:
Martin L. Flanagan	1,131,850		*		—	5,718,749	—	5,506,850	—	5,506,850
Robert H. Graham (2)	25,299,925		3.02		141,090	24,258,834	241,090	24,458,834	145,545	25,574,680
James I. Robertson	1,721,882		*		—	1,774,059	—	1,710,491	—	1,702,041
John D. Rogers (4)	N/A		N/A		N/A	N/A	—	1,624,933	—	1,616,483
Non-Executive Directors:
Rex D. Adams	47,399		*		—	47,399	—	47,399	—	32,098
Sir John Banham	18,271		*		—	18,271	—	18,271	—	7,500
Joseph R. Canion	24,518		*		—	24,518	—	24,518	—	13,564
Denis Kessler	12,971		*		—	12,971	—	12,971	—	2,200
Edward P. Lawrence	15,771		*		—	15,771	—	15,771	—	—
J. Thomas Presby	4,974		*		—	4,974	—	4,974	—	—
Senior Managing Directors:
G. Mark Armour (5)	73,010		*		—	111,236	N/A	N/A	N/A	N/A
Kevin M. Carome	130,814		*		—	221,218	—	132,222	—	129,316
John S. Markwalter	316,641		*		—	1,176,951	—	1,113,383	—	1,110,391
Colin Meadows	—		*		—	268,081	—	157,895	N/A	N/A
Loren M. Starr	45,034		*		—	555,505	—	428,367	—	450,000
Philip A. Taylor	359,827		*		—	241,960	—	21,586	—	9,768
Robert J. Yerbury	479,125		*		—	1,533,217	—	1,418,793	—	1,438,230

(1)	Ordinary shares include (i) shares held as American Depositary Shares, and (ii) options and other rights to purchase ordinary shares held by such individuals that are exercisable within 60 days, as further described in Note 4 to this table. For information regarding ownership of stock options, see “Director and Senior Management Interests in Share Options and Sharesave Plans” included elsewhere herein. The shares identified in this table do not have different voting rights from any other ordinary shares.

(2)	Includes 141,090 ordinary shares owned by a limited partnership of which Mr. Graham is the managing general partner.

(3)	In computing percentage ownership (i) as required by General Instruction F to Form 20-F, each person is also considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares, and (ii) all shares described in (i) immediately above are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentages of less than 1% are indicated by *.

(4)	Resigned from the Board January 12, 2007.

(5)	Appointed January 12, 2007.
Annual Report 2006          67

Remuneration Report
Under U.K. law, the executive directors are deemed discretionary beneficiaries of the 2000 Plan and the No. 3 Plan (collectively, the Option Plans) as well as the AMVESCAP Global Stock Plan (GSP), and are thus deemed to be interested in the ordinary shares held by the trustees of these plans.
Mr. Canion had an interest in 11,747 ordinary shares at December 31, 2006 and at February 28, 2007 as a result of his participation in a deferred director fee arrangement.
For and on behalf of the Board
Sir John Banham
Chairman – Remuneration Committee
March 23, 2007

Financials
This report contains our consolidated balance sheets as of December 31, 2006 and 2005 and consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for the years ended December 31, 2006, 2005 and 2004. These statutory accounts for the financial years ended December 31, 2006, 2005 and 2004 will be delivered to the Registrar of Companies for England and Wales. No significant change in our financial information has occurred since the date of our annual financial statements included in this Annual Report.
Statement of Directors’ Responsibilities
The directors are responsible for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards (IFRS) as adopted by the European Union.
The directors are required to prepare financial statements for each financial year which present fairly the financial position of the company and of the group and the financial performance and cash flows of the company and of the Parent for that period. The directors have the power to amend the financial statements after issue. In preparing those financial statements, the directors are required to:
•	select suitable accounting policies and apply them consistently

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information

•	provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance

•	state that the company has complied with IFRS, subject to any material departures disclosed and explained in the financial statements.
The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and of the Parent and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The directors discharge these responsibilities by their oversight of management through the corporate governance structure described elsewhere herein.
Report of Management on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.
Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, included elsewhere herein, which expresses unqualified opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting as of December 31, 2006.
Annual Report 2006          69

Report of Independent Registered Public Accounting Firm
To the Directors and Shareholders of AMVESCAP PLC:
We have audited management’s assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that AMVESCAP PLC and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company as of December 31, 2006 and 2005, and the related Consolidated Statements of Income, Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2006, and our report dated March 22, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
London, England
March 23, 2007

Independent Auditors’ Report
To the Members of AMVESCAP PLC
We have audited the financial statements of AMVESCAP PLC and its consolidated subsidiaries and AMVESCAP PLC (the Parent) for the year ended December 31, 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statement of Changes in Equity and the related notes 1 to 31 and A to E. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.
This report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to AMVESCAP PLC’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than AMVESCAP PLC and its members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective Responsibilities of Directors and Auditors
The directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities.
Our responsibility is to audit the financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (U.K. and Ireland).
We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial information, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors’ report is consistent with the financial statements.
In addition we report to you if, in our opinion, AMVESCAP PLC has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions are not disclosed.
We review whether the Corporate Governance Statement reflects AMVESCAP PLC’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the corporate governance procedures or the risk and control procedures of AMVESCAP PLC and its consolidated subsidiaries.
We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Letter from the Chairman and CEO, Community Service, Business Overview section, Financial Overview section, the Directors’ Report and unaudited part of the Remuneration Report within the Governance section, the Statement of Directors’ Responsibilities and Report of Management on Internal Control over Financial Reporting and Notes 32, 33 and Five-Year Summary and Summary Quarterly Information within the Financials section and the Shareholder Information section. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of Audit Opinion
We conducted our audit in accordance with International Standards on Auditing (U.K. and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of AMVESCAP PLC and its consolidated subsidiaries and AMVESCAP PLC, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.
Annual Report 2006          71

Independent Auditors’ Report
(continued)
Opinion
In our opinion:
•	the financial statements of AMVESCAP PLC and its consolidated subsidiaries give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the affairs of AMVESCAP PLC and its consolidated subsidiaries as at December 31, 2006 and of its profit for the year then ended;

•	the AMVESCAP PLC financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company’s affairs as at December 31, 2006;

•	the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the financial statements.
Ernst & Young LLP
Registered Auditor
London, England
March 23, 2007
Report of Independent Registered Public Accounting Firm
To the Directors and Shareholders of AMVESCAP PLC:
We have audited the accompanying Consolidated Balance Sheets of AMVESCAP PLC and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related Consolidated Statements of Income, Changes in Equity and Cash Flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from U. S. generally accepted accounting principles (see Note 32 of Notes to the Financial Statements).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
London, England
March 23, 2007

Consolidated Income Statements

$ millions, except per share data
Year Ended December 31,	Notes	2006	2005	2004

Revenues
Management		$2,609.7	$2,213.7	$2,052.7
Service and distribution		534.9	538.2	593.3
Other		96.8	127.3	111.5

Total Revenues		3,241.4	2,879.2	2,757.5
Third-party distribution, service and advisory fees		(826.8)	(706.0)	(633.0)

Net Revenues	4	2,414.6	2,173.2	2,124.5

Operating Expenses
Compensation	3	1,061.7	1,044.7	966.8
Marketing		140.6	139.5	129.1
Property and office		109.7	130.3	169.3
Technology and telecommunications		123.2	139.0	148.8
General and administrative		194.0	219.4	210.0
Restructuring charge	3	–	75.7	–
U.S. regulatory settlement	3	–	–	413.2

Total Operating Expenses		1,629.2	1,748.6	2,037.2

Operating profit		785.4	424.6	87.3

Gain on sale of business	2	1.9	32.6	11.8
Interest income		27.0	16.7	10.4
Other realized gains	5	27.9	6.6	19.5
Other realized losses	5	(6.3)	(35.3)	(8.8)
Interest expense	6	(81.3)	(85.1)	(81.2)

Profit before taxation		754.6	360.1	39.0
Taxation – U.K.	7	(73.0)	(18.0)	(2.4)
Taxation – Overseas	7	(190.8)	(128.7)	(72.3)

Profit/(Loss) after taxation		490.8	213.4	(35.7)
Profit attributable to minority interests	13	(0.7)	(1.2)	(0.5)

Profit/(Loss) attributable to equity holders of the Parent		$490.1	$212.2	$(36.2)

Earnings per share:
– basic	9	$0.62	$0.27	$(0.05)
– diluted	9	$0.60	$0.26	$(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004):
– basic	9	$0.62	$0.34	$0.35
– diluted	9	$0.60	$0.34	$0.35

Dividends paid	8	$143.6	$134.1	$135.7
Final dividends proposed per share	8	$0.104	$0.098	$0.096
Final dividends proposed (2006 estimated)	8	$85.9	$80.3	$75.0

The accompanying notes form part of these financial statements.
Annual Report 2006          73

Consolidated Balance Sheets

$ millions
As of December 31,	Notes	2006	2005

Non-current assets
Goodwill	10	$5,006.6	$4,213.6
Intangible assets	11	196.7	99.0
Property and equipment	15	165.8	180.0
Deferred sales commissions		55.9	78.9
Deferred tax assets	7	212.1	140.4
Investments	14,29	158.1	149.4

		5,795.2	4,861.3

Current assets
Trade and other receivables	16	997.4	805.3
Investments	14,29	134.9	31.3
Cash and cash equivalents	21,29	789.6	715.7
Assets held for policyholders	17	1,574.9	1,170.8

		3,496.8	2,723.1

Total assets		9,292.0	7,584.4

Non-current liabilities
Long-term debt	19,21,29	(972.7)	(1,212.2)
Provisions	20	(461.8)	(182.5)

		(1,434.5)	(1,394.7)

Current liabilities
Current maturities of long-term debt	19,21,29	(300.0)	(10.0)
Trade and other payables	18	(1,384.3)	(1,300.5)
Taxation		(95.4)	(40.0)
Provisions	20	(227.8)	(52.1)
Policyholder liabilities	17	(1,574.9)	(1,170.8)

		(3,582.4)	(2,573.4)

Total liabilities		(5,016.9)	(3,968.1)

Net assets		$4,275.1	$3,616.3

Equity
Share capital	22	$83.2	$81.8
Share premium		205.1	85.0
Shares held by employee trusts	22	(601.7)	(413.5)
Exchangeable shares	22	377.4	431.8
Retained earnings		1,054.9	638.7
Other reserves	23	3,151.2	2,789.2

Equity attributable to equity holders of the Parent		4,270.1	3,613.0
Minority interests	13	5.0	3.3

Total equity		$4,275.1	$3,616.3

The accompanying notes form part of these financial statements. These financial statements were approved by the Board of Directors on March 23, 2007, and were signed on its behalf by:
Martin L. Flanagan
Loren M. Starr

Consolidated Statement of Changes in Equity

			Shares
	Share		Held by	Exchange-
	Capital		Employee	able		Other	Minority
	Shares	Share	Trusts	Share	Retained	Reserves	Interests
$ millions	(Note 22)	Premium	(Note 22)	(Note 22)	Earnings	(Note 23)	(Note 13)	Total

January 1, 2004	$354.0	$1,194.4	$(328.4)	$584.4	$671.5	$965.6	$0.7	$3,442.2
Loss attributable to equity holders of the Parent	—	—	—	—	(36.2)	—	—	(36.2)
Currency translation differences resulting from change in presentation currency	30.5	104.7	(32.8)	48.2	48.0	246.9	1.3	446.8
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	—	(158.6)	—	(158.6)

Total recognized income and expense attributable to equity holders of the Parent	30.5	104.7	(32.8)	48.2	11.8	88.3	1.3	252.0

Total equity before transactions with owners	384.5	1,299.1	(361.2)	632.6	683.3	1,053.9	2.0	3,694.2
Share-based compensation credit	—	—	—	—	24.0	—	—	24.0
Exercise of options	0.7	7.2	—	—	—	—	—	7.9
Increase in shares held by employee share ownership trusts	—	—	(95.5)	—	—	—	—	(95.5)
Dividends	—	—	—	—	(135.7)	—	—	(135.7)
Acquisition of subsidiary	2.8	—	—	—	—	44.6	—	47.4
Acquisition earn-out		0.1	—	—	—	—	—	0.1
Conversion of exchangeable shares into ordinary shares	0.9	38.7	—	(39.6)	—	—	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	0.5	0.5

December 31, 2004	$388.9	$1,345.1	$(456.7)	$593.0	$571.6	$1,098.5	$2.5	$3,542.9

Adoption of IAS 32/39 on January 1, 2005	—	—	—	—	—	29.1	—	29.1
Profit attributable to equity holders of the Parent	—	—	—	—	212.2	—	—	212.2
Currency translation differences resulting from change in presentation currency	(37.5)	(129.7)	43.2	(69.1)	(63.6)	(304.4)	(0.4)	(561.5)
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	—	450.5	—	450.5
Net movement on available-for-sale reserves	—	—	—	—	—	5.4	—	5.4

Total recognized income and expense attributable to equity holders of the Parent	(37.5)	(129.7)	43.2	(69.1)	148.6	180.6	(0.4)	135.7

Total equity before transactions with owners	351.4	1,215.4	(413.5)	523.9	720.2	1,279.1	2.1	3,678.6
Share-based compensation credit	—	—	—	—	52.6	—	—	52.6
Exercise of options	0.5	7.3	—	—	—	(0.1)	—	7.7
Tax taken to/recycled from equity	—	—	—	—	—	8.1	—	8.1
Dividends	—	—	—	—	(134.1)	—	—	(134.1)
Acquisition earn-out	0.2	2.0	—	—	—	—	—	2.2
Conversion of exchangeable shares into ordinary shares	0.7	91.4	—	(92.1)	—	—	—	—
Redenomination of share capital (Note 22)	(271.0)	(1,231.1)	—	—	—	1,502.1	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	1.2	1.2

December 31, 2005	$81.8	$85.0	$(413.5)	$431.8	$638.7	$2,789.2	$3.3	$3,616.3

Profit attributable to equity holders of the Parent	—	—	—	—	490.1	—	—	490.1
Currency translation differences on investments in overseas subsidiaries	—	—	—	(0.6)	(70.9)	311.6	1.2	241.3
Net movement on available-for-sale reserves	—	—	—	—	—	(8.1)	—	(8.1)

Total recognized income and expense attributable to equity holders of the Parent	—	—	—	(0.6)	419.2	303.5	1.2	723.3

Total equity before transactions with owners	81.8	85.0	(413.5)	431.2	1,057.9	3,092.7	4.5	4,339.6
Share-based compensation credit	—	—	—	—	140.6	—	—	140.6
Exercise of options	1.1	65.8	—	—	—	—	—	66.9
Increase in shares held by employee share ownership trusts	—	—	(188.2)	—	—	—	—	(188.2)
Tax taken to/recycled from equity	—	—	—	—	—	58.5	—	58.5
Dividends	—	—	—	—	(143.6)	—	—	(143.6)
Acquisition earn-out	—	0.8	—	—	—	—	—	0.8
Conversion of exchangeable shares into ordinary shares	0.3	53.5	—	(53.8)	—	—	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	0.5	0.5

December 31, 2006	$83.2	$205.1	$(601.7)	$377.4	$1,054.9	$3,151.2	$5.0	$4,275.1

The accompanying notes form part of these financial statements.
Annual Report 2006          75

Consolidated Cash Flow Statements

$ millions
Year Ended December 31,	Notes	2006	2005	2004

Operating Activities:
Profit for the period attributable to equity holders of the Parent		$490.1	$212.2	$(36.2)
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Amortization, depreciation, and goodwill impairment	3	67.6	94.4	92.5
Amortization of share related compensation		148.5	64.3	30.0
(Increase)/Decrease in receivables		(129.5)	41.9	16.2
(Decrease)/Increase in payables		(32.8)	(75.8)	132.5
Loss/(Gain) on disposal of property, equipment, software and business		4.0	(28.8)	1.0
Gain on disposal of long-term investments		(8.4)	(0.5)	(12.0)
(Increase)/Decrease in current investments		(32.8)	122.4	(18.6)

Net cash inflow from operating activities		506.7	430.1	205.4

Investing Activities:
Purchase of property and equipment		(37.7)	(38.2)	(51.6)
Disposal of property and equipment		2.5	2.2	1.0
Purchase of long-term investments		(69.8)	(25.4)	(45.2)
Disposal of long-term investments		18.8	38.7	42.7
Acquisitions of businesses, net of cash acquired of $8.9 million in 2006 (2004: $4.8 million)	2	(200.2)	—	(72.3)
Disposal of business, including cash of $0.6 million in 2005	2	2.1	53.6	18.4

Net cash (outflow)/inflow from investing activities		(284.3)	30.9	(107.0)

Financing Activities:
Issues of ordinary share capital		66.6	7.7	7.9
Purchases of shares held by employee share ownership trusts		(155.9)	—	(95.5)
Dividends paid	8	(143.6)	(134.1)	(135.7)
Credit facility, net	19,21	59.0	(81.0)	(79.0)
Issuance of senior notes	19,21	—	—	496.1
Repayment of senior notes	19,21	(10.0)	(79.5)	(320.5)

Net cash outflow from financing activities		(183.9)	(286.9)	(126.7)

Increase/(Decrease) in cash and cash equivalents	21	$38.5	$174.1	$(28.3)
Foreign exchange movement on cash and cash equivalents		35.4	(5.3)	11.9
Cash and cash equivalents, beginning of year		715.7	546.9	563.3

Cash and cash equivalents, end of year		$789.6	$715.7	$546.9

Supplemental Cash Flow Information:
Interest paid		$(83.9)	$(88.2)	$(85.3)
Interest received		$28.4	$17.4	$11.9
Taxes paid		$(213.1)	$(118.8)	$(133.1)

The accompanying notes form part of these financial statements.

Notes to the Financial Statements
Note 1
ACCOUNTING POLICIES
Corporate Information
The separate financial statements of AMVESCAP PLC (Parent) and the consolidated financial statements of the Parent and all of its controlled subsidiaries (company) for the year-ended December 31, 2006, were authorized for issue in accordance with a resolution of the directors on March 23, 2007. The Parent is incorporated and domiciled in the United Kingdom. Its shares are publicly traded. The principal activities of the company are described in Note 13. The principal accounting policies that are presented below are applicable to both the company and the Parent.
Basis of Accounting and Consolidation
The financial statements consolidate the financial statements of the Parent and all of its controlled subsidiaries. Control is achieved where the Parent has the power to govern the financial and operating policies of the subsidiary so as to obtain the benefits from its activities. No statement of income is presented for the Parent as permitted by S230 of the Companies Act 1985. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and applied in accordance with the Companies Act 1985.
IFRS comprise standards and interpretations approved by the International Accounting Standards Board and its predecessors. As of December 31, 2006, all issued IFRS were also adopted by the European Commission, with the exception of IFRS 8, “Operating Segments,” which is effective for periods commencing January 1, 2009, but which is not expected to result in changes to the company’s single-segment approach. IFRS 7, “Financial Instruments: Disclosures,” and the related amendment to IAS 1, “Presentation of Financial Statements, Capital Disclosures,” are effective for periods commencing January 1, 2007. The disclosure requirements of these standards will be reflected in the company’s 2007 Annual Report. During 2006, the International Financial Reporting Interpretations Committee issued several interpretations which are relevant to the company: IFRIC 8, “Scope of IFRS 2,” which has been approved by the European Commission, and IFRIC 10, “Interim Financial Reporting and Impairment,” which has not yet been approved by the European Commission. The issuance of these interpretations did not have a material effect on the company’s financial statements. IFRIC 11, “Group and Treasury Share Transactions,” is effective for periods commencing March 1, 2007, and has provided additional guidance for accounting for share-based payment transactions upon awards vesting between the Parent and its subsidiaries. The application of IFRIC 11 will also not have a material impact on the Parent and the company’s consolidated financial statements.
The presentation currency of the company changed from sterling to U.S. dollars with effect from December 31, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 31. On December 8, 2005, the Parent redenominated its share capital from sterling to U.S. dollars and changed its functional currency from sterling to U.S. dollars. The U.S. dollar more accurately reflects the currency of the underlying operations and financing of the Parent. See Note D to the Parent financial statements for additional information.
The financial statements have been prepared primarily on the historical cost basis; however, certain items are presented using other bases such as fair value and recoverable amounts, where such treatment is appropriate. The financial statements of subsidiaries are prepared for the same reporting year as the Parent and use consistent accounting policies, which, where applicable, have been adjusted to IFRS from local generally accepted accounting principles or reporting regulations. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Minority interests represent the interests in certain entities within the company over which the company has control, but of which the company does not own all of the share capital.
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
Annual Report 2006          77

Notes to the Financial Statements
Certain prior year amounts have been reclassified to conform to the current year presentation of those amounts. Specifically, amounts relating to client money accounts in the offshore business, previously classified as client cash on the consolidated balance sheet and cash flow statements have been reclassified into receivables and current liabilities from and to client accounts. Additionally, tax reserves previously classified as non-current deferred tax liabilities have been reclassified into current liabilities. The reclassification amounts are not considered to be material.
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
Deferred contingent consideration payable in respect of a business acquisition is recorded as a provision when there is a legal or constructive obligation resulting from the acquisition, it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation. If the time value of money is material, applicable discount rates are applied to the provision as outlined in the provisions accounting policy.
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
On disposal of a business, the attributable amount of goodwill is included in the determination of profit or loss. Goodwill arising on acquisitions before the date of transition to IFRS, January 1, 2004, has been retained at the previous U.K. GAAP amounts. Prior to 1998, goodwill was charged directly to other reserves. This goodwill has not been restated, and will not be included in determining any subsequent profit or loss on disposal.
Intangible Assets
Management contract intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date) and are amortized and recorded as operating expenses on a straight-line basis over their useful lives, usually seven to ten years. Where evidence exists that the underlying management contracts are renewed annually at little or no cost to the company, the management contract intangible asset is assigned an indefinite life and reviewed for impairment on an annual basis. Purchased software is capitalized where the related costs can be measured reliably, and it is probable that the asset will generate future economic benefits, and amortized into operating expenses on a straight-line basis over its useful life, usually three years.

Notes to the Financial Statements
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
Impairment of Assets Excluding Goodwill and Indefinite-Lived Intangible Assets
The carrying amounts of assets excluding goodwill and indefinite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. At each reporting date, an assessment is made for any indication of impairment. If an indication of impairment exists, and if the recoverable amounts (the higher of the fair value less costs to sell or value-in-use) are estimated to be less than the carrying amounts, then the carrying amounts are reduced to their
Annual Report 2006          79

Notes to the Financial Statements
recoverable amounts, and an impairment charge is recognized immediately. The company uses the fair value less costs to sell in determining recoverable amounts. Where an impairment subsequently reverses, the carrying amounts of the assets are increased to the revised estimate of their recoverable amounts, limited to the original carrying amounts less subsequent amortization or depreciation.
Investments
All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the company commits to buy or sell the asset. Financial assets are removed from the balance sheet upon sale or maturity, when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred so that the risks and rewards of the asset are no longer retained. The company adopted IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement,” from January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification.
Policy Applicable through December 31, 2004:
Long-term investments, including partnership investments, are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within other income and expense in the income statement in the period in which they arise.
Policy Applicable from January 1, 2005:
Investments are initially recognized at fair value, adjusted by transaction costs, and are then classified as fair value through profit and loss (FVTPL), available-for-sale, or held-to-maturity. FVTPL and available-for-sale investments are measured at fair value. Criteria for designating investments as FVTPL, available-for-sale or held-to-maturity include evaluating the purpose for holding such investments. If investments cannot be classified as held-to-maturity or FVTPL, then they are included as available-for-sale investments. Investments held as FVTPL are usually matched with an offsetting FVTPL related liability. Both the FVTPL asset and liability are accounted for and evaluated consistently; otherwise a measurement inconsistency would arise. Gains or losses arising from changes in the fair value of FVTPL investments are included in income, and gains or losses arising from changes in the fair value of available-for-sale investments are recognized in a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income. Held-to-maturity investments are measured at amortized cost, taking into account any discounts or premiums. Gains or losses on held-to-maturity investments are recognized in income when the investments are amortized or impaired.
Fair value for assets and liabilities is determined by reference to an active trading market, using quoted bid prices as of each reporting period end. When a readily ascertainable market value does not exist for an investment (such as the company’s collateralized debt obligations) the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors.
Investments in Associates and Joint Ventures
Investments in associates are investments over which the company has significant influence but not control and are accounted for using the equity method, where the investment in associate is initially recorded at cost and the carrying amount is increased or decreased to recognize the company’s share of the profit or loss of the investee after the date of acquisition. Investments in joint ventures are investments jointly controlled by the company and external parties. Investments in joint ventures are accounted for using the proportionate consolidation method to reflect the substance and economic reality of the company’s interest in jointly controlled entities.
Derivative Financial Instruments
The company does not utilize derivative financial instruments to provide a hedge against interest rate or foreign exchange exposures except in its offshore business, where forward foreign exchange contracts are purchased daily to hedge against foreign exchange rate movements during the four-day client money settlement period and swap foreign exchange contracts periodically are entered into for client money settlement purposes.

Notes to the Financial Statements
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
In respect of temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. Deferred tax liabilities are recognized where either the timing of the reversal of the temporary difference cannot be controlled or it is probable that the temporary differences will reverse in the foreseeable future.
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
Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to offset current tax assets against current tax liabilities.
Foreign Currencies
Transactions in foreign currencies (currencies other than the functional currencies of the operation) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Gains and losses arising on retranslation are included in the income statement, with the exception of differences on foreign currency borrowings that provide an effective designated hedge against a net investment in a foreign entity. These differences are taken directly to equity until the disposal of the net investment, at which time they are recognized in the income statement. In the Parent’s financial statements, a fair value hedge was utilized in 2005 to revalue certain foreign currency investments in subsidiaries, allowing the revaluation of these assets to offset the revaluation of external foreign currency debt in the Parent’s income statement.
Annual Report 2006          81

Notes to the Financial Statements
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
Pensions
For defined contribution schemes, contributions payable in respect of the accounting period are charged to the income statement. For defined benefit schemes, the cost of providing benefits is separately determined for each plan using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. A portion of actuarial gains and losses is recognized through the income statement if the net cumulative unrecognized actuarial gain or loss at the end of the prior period exceeds the greater of 10.0% of the present value of the defined benefit obligation (before deducting plan assets) at that date and 10.0% of the fair value of any plan assets. The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses, unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to past service cost plus the present value of available refunds and reductions in future contributions to the plan.
Debt and Financing Costs
Upon initial recognition, debt balances are recorded at the net of the maturity amounts and any debt issue costs. After initial recognition, debt is measured at amortized cost. Finance charges and debt issue costs are accounted for using the effective interest method. Interest charges are recognized in the income statement in the period in which they are incurred.
Cash and Cash Equivalents
Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with a maturity upon acquisition of three months or less. Certain cash and cash equivalents balances that are held to satisfy regulatory liquidity requirements are disclosed as restricted cash. Also included in cash and cash equivalents is cash to facilitate our trust operations and customer transactions in the company’s affiliated funds. In addition, cash balances may not be readily accessible to the Parent due to certain capital adequacy requirements. For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.
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

Notes to the Financial Statements
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
Shares Held by Employee Share Ownership Trusts
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
Note 2
ACQUISITIONS AND DISPOSITIONS
Acquisition of PowerShares Capital Management LLC
On September 18, 2006, the company acquired 100% of the limited liability company interests of PowerShares Capital Management LLC (“PowerShares”). Consideration for the transaction was $399.1 million, which includes earn-out provisions of $291.6 million, payable in the future depending on the achievement of various management fee growth targets, and transaction costs of $6.3 million. At the date of the acquisition, PowerShares managed assets of approximately $6.3 billion offering 37 exchange-traded funds to investors. PowerShares’ assets under management had grown to $8.5 billion at the end of December 31, 2006. Goodwill and management contract intangible assets of $398.7 million have been initially recorded on this acquisition.
The initial book and fair values of net assets acquired were determined as follows:

$ millions

Property and equipment	2.6
Receivables	3.4
Cash and cash equivalents	2.1
Payables	(7.7)

Net assets	0.4
Goodwill	299.0
Management contract intangibles	99.7

399.1

Satisfied by:
Cash paid to seller at closing	101.2
Provisions established	291.6
Transaction costs	6.3

Total fair value of net assets	399.1

The initial book value of net assets acquired is approximately equal to the fair value of these assets and liabilities. No accounting policy alignment adjustments have been made, because the PowerShares financial results maintained under U.S. Generally Accepted Accounting Principles are materially the same as they would be under International Financial Reporting Standards followed by the company. From the date of acquisition through the end of 2006, PowerShares’ profit after taxation was $0.9 million.
Annual Report 2006          83

Notes to the Financial Statements
Acquisition of WL Ross & Co. LLC
On October 3, 2006, the company acquired 100% of the limited liability company interests of WL Ross & Co. LLC (“WL Ross”), one of the industry’s leading financial restructuring groups. WL Ross manages assets for institutional investors in the U.S., Europe and Asia. Consideration for the transaction was $294.7 million, which includes earn-out provisions of $190.6 million, payable in the future depending on the achievement of annual fund launch targets over the five years following the completion of the transaction and transaction costs of $4.1 million. At the time of the acquisition, WL Ross managed assets of approximately $2.6 billion. At December 31, 2006, WL Ross’s assets under management were $2.8 billion. Goodwill, management contracts and other intangible assets of $288.0 million have been initially recorded on this acquisition.
The initial book and fair values of net assets acquired were determined as follows:

$ millions

Property and equipment	3.0
Receivables	4.8
Cash and cash equivalents	6.8
Other	0.9
Payables	(8.8)

Net assets	6.7
Goodwill	277.1
Management contract intangibles	10.9

294.7

Satisfied by:
Cash paid to seller at closing	100.0
Provisions established	190.6
Transaction costs	4.1

Total fair value of net assets	294.7

The initial book value of net assets acquired is approximately equal to the fair value of these assets and liabilities. No accounting policy alignment adjustments have been made because the WL Ross financial results maintained under U.S. Generally Accepted Accounting Principles are materially the same as they would be under International Financial Reporting Standards followed by the company. From the date of acquisition through the end of 2006, WL Ross’s profit after taxation was $1.3 million.
If these acquisitions had taken place on January 1, 2006, net revenues and profit after taxation for the consolidated company for the year would have been approximately $2,462.3 million and $499.9 million, respectively.
Disposition of AMVESCAP Retirement Business
On July 15, 2005, the company completed the sale of the AMVESCAP Retirement business. This business provided administrative, recordkeeping, brokerage, trust and custodial services for retirement plans, individual retirement accounts, and education savings programs and accounts. The company disposed of all rights, title and interests in this business, including all of the issued and out-standing capital of one of its subsidiaries, AMVESCAP Services Inc. The results of this business are included through the closing date of the transaction. The disposal is analyzed as follows:

$ millions

Non-current assets	6.2
Current assets, including cash of $0.6 million	9.6
Current liabilities assumed	7.7

23.5
Gain on sale recognized in 2005	32.6
Gain on sale recognized in 2006	1.7

Cash consideration received (2006: $1.7 million, 2005: $56.1 million)	57.8

Notes to the Financial Statements
In December 2005, the company outsourced its banking operations in Germany and on January 31, 2006, completed the sale of its German banking license. Included in gain on sale of business in the 2006 Consolidated Income Statement is a gain of $0.2 million related to this transaction.
Note 3
ADDITIONAL OPERATING EXPENSE INFORMATION

$ millions	2006	2005	2004

Salaries and cash bonuses	756.3	785.8	743.6
Payroll-related costs	54.9	53.1	50.4
Pension costs	43.4	73.3	66.5
Benefits costs	37.2	41.3	42.7
Share-related compensation	148.5	64.3	30.0
Other compensation costs	21.4	26.9	33.6

Total compensation costs	1,061.7	1,044.7	966.8

The average number of employees of the company during the year was 5,546 (2005: 6,261). Of these totals 3,868 (2005: 4,593) were employed in North America and the remainder were employed in the U.K., Europe and Asia.
Included in operating expenses are the following non-cash charges:

$ millions	2006	2005	2004

Foreign exchange	1.1	1.0	2.4
Depreciation	37.0	43.5	51.3
Amortization	30.6	34.3	41.2
Goodwill impairment charge	—	16.6	—

	68.7	95.4	94.9

Included in operating expenses in 2005 is a restructuring charge of $75.7 million, related to operational and structural changes made as a result of a review of the business. The charge includes the following:

$ millions, except per share data	2005

Staff termination costs	45.1
Property costs	20.4
Fund rationalization costs	6.9
Other	3.3

Total restructuring charge	75.7
Taxation	(17.4)

Net income charge	58.3

Per share impact	$0.072

The consolidated income statement for 2004 includes a charge of $413.2 million relating to the mutual fund market timing investigations by regulators in the United States. The charge comprised settlement payments and civil penalties of $376.7 million, along with related costs of $36.5 million, primarily additional legal costs associated with the investigations. Included in general and administrative expenses are $24.0 million in 2006 (2005: $20.8 million) of amounts recovered from insurers relating primarily to legal and other related costs associated with the mutual fund market timing investigations and private litigation involving the AIM Funds.
Cash paid in 2006 related to the restructuring charge was $36.7 million (2005: $14.5 million) and relating to the U.S. regulatory settlement was $nil (2005: $173.6 million; 2004: $237.7 million).

Annual Report 2006          85

Notes to the Financial Statements
Note 4
SEGMENTAL INFORMATION
For management reporting purposes prior to the end of 2005, the company was organized into seven operating segments, including a Corporate segment. Each operating segment performed asset management activities. The company generally recorded inter-segment services and transfers as if the services or transfers were provided to third parties at current market prices. Beginning January 1, 2006, management realigned the business to achieve increased efficiencies and does not manage the business under the divisional business structure used in the past. The company operates under one business segment, asset management. The secondary geographical segmentation of the company is presented below.

$ millions	U.S.	U.K.	Canada	Europe/Asia	Total

2006
Operating Profit Information
Total Revenues	1,442.8	1,033.8	624.1	140.7	3,241.4
Net Revenues:
External	1,195.2	716.1	416.2	87.1	2,414.6
Inter-segment	51.5	(130.4)	(14.0)	92.9	—

	1,246.7	585.7	402.2	180.0	2,414.6

Balance Sheet Information
Segment assets	2,322.7	4,088.8	1,643.3	714.6	8,769.4
Unallocated corporate assets					522.6

Total assets					9,292.0
Capital additions
Property and equipment	16.2	2.2	1.8	3.8	24.0
Intangible assets	14.5	0.7	0.9	—	16.1

Total capital additions	30.7	2.9	2.7	3.8	40.1

2005
Operating Profit Information
Total Revenues	1,470.0	704.2	592.1	112.9	2,879.2
Net Revenues:
External	1,219.8	485.5	384.1	83.8	2,173.2
Inter-segment	30.8	(62.8)	(10.6)	42.6	—

	1,250.6	422.7	373.5	126.4	2,173.2

Balance Sheet Information
Segment assets	1,713.2	3,168.1	1,637.3	735.9	7,254.5
Unallocated corporate assets					329.9

Total assets					7,584.4
Capital additions
Property and equipment	17.2	2.0	3.4	2.1	24.7
Intangible assets	9.2	2.9	1.3	—	13.4

Total capital additions	26.4	4.9	4.7	2.1	38.1

Continued on page 87

Notes to the Financial Statements

$ millions	U.S.	U.K.	Canada	Europe/Asia	Total

2004
Operating Profit Information
Total Revenues	1,541.1	558.0	526.0	132.4	2,757.5
Net Revenues:
External	1,292.1	398.7	332.4	101.3	2,124.5
Inter-segment	22.0	(50.9)	(12.5)	41.4	—

	1,314.1	347.8	319.9	142.7	2,124.5

Balance Sheet Information
Segment assets	1,575.6	2,628.5	1,615.4	766.2	6,585.7
Unallocated corporate assets					833.9

Total assets					7,419.6
Capital additions
Property and equipment	23.3	6.8	1.4	1.1	32.6
Intangible assets	17.7	—	0.9	0.4	19.0

Total capital additions	41.0	6.8	2.3	1.5	51.6

Net revenues reflect the geographical segments from which services are provided.
Note 5
OTHER REALIZED GAINS AND LOSSES

$ millions	2006	2005	2004

Other realized gains:
Gain on sale of listed investments	—	1.2	5.0
Gain on sale of unlisted investments	18.1	4.4	12.9
Share of profits of associated undertakings	1.3	0.7	1.5
Gains on disposal of other assets	—	0.3	0.1
Foreign exchange	8.5	—	—

	27.9	6.6	19.5

Other realized losses:
Loss on sale of unlisted investments	(1.7)	(2.0)	(8.5)
Loss on disposal of other assets	(4.6)	(10.5)	(0.3)
Taiwan Bonds	—	(11.3)	—
Foreign exchange	—	(11.5)	—

	(6.3)	(35.3)	(8.8)

Note 6
INTEREST EXPENSE

$ millions	2006	2005	2004

Senior notes	60.8	62.5	63.4
Credit facility	7.9	4.5	5.7
Discounting charge	8.0	5.6	—
Debt retirement costs	—	—	5.1
Interest costs associated with the U.S. regulatory settlement	—	7.2	2.4
Other	4.6	5.3	4.6

	81.3	85.1	81.2

Annual Report 2006          87

Notes to the Financial Statements
Note 7
TAXATION

$ millions	2006	2005	2004

Consolidated income statement
Current Income Tax
Corporation tax for the period	(294.9)	(126.5)	(104.0)
Adjustments in respect of prior periods	2.8	(2.9)	(3.4)
Deferred Income Tax
Relating to origination and reversal of temporary differences	35.1	(17.9)	35.4
Adjustments in respect of prior periods	—	0.6	(2.7)
Write down of previously recognized deferred tax assets	(6.8)	—	—

Income tax expense reported in the consolidated income statement	(263.8)	(146.7)	(74.7)

Total U.K. corporation tax	(73.0)	(18.0)	(2.4)
Total foreign income tax	(190.8)	(128.7)	(72.3)

Income tax expense reported in the consolidated income statement	(263.8)	(146.7)	(74.7)

Consolidated statement of changes in equity
Deferred tax related to additional tax deduction for share-based payment	37.6	12.5	—
Deferred tax related to mark-to-market adjustments on available-for-sale investments	3.1	(7.5)	—
Deferred tax related to foreign exchange (gain)/loss	7.9	—	—
Current tax related to foreign exchange (gain)/loss	(3.0)	3.1	—
Current tax related to additional tax deduction for share-based payment	12.9	—	—

Net income tax benefit reported in equity	58.5	8.1	—

A reconciliation between tax expense and the product of accounting profit multiplied by the blended average statutory income tax rate of the company for the years ended December 31, 2006, 2005 and 2004 is as follows:

$ millions	2006	2005	2004

Accounting profit before tax from continuing operations	754.6	360.1	39.0
At blended average statutory income tax rate of 33.01% (2005: 35.12%, 2004: 33.42%)	249.0	126.5	13.0
Effects of:
Non-deductible investment write-offs/non-taxable income	(4.0)	5.6	3.2
Prior year provision to return differences	(2.8)	2.3	6.1
Other permanent items	6.5	3.9	(5.6)
Europe and Asia restructuring provisions	—	9.8	—
Europe and Asia operating losses	3.1	10.7	3.5
Net previously unrecognized losses	(2.9)	(6.3)	—
Additional tax loss on retirement division sale	—	(4.0)	—
Net movement in tax reserves	1.8	(1.8)	1.1
Non-deductible U.S. regulatory settlement penalties	—	—	53.4
Write down of previously recognized deferred tax assets	6.8	—	—
Additional tax on subsidiary dividends	6.3	—	—

Income tax expense as reported in the consolidated income statement	263.8	146.7	74.7

Notes to the Financial Statements
Our subsidiaries operate in several taxing jurisdictions around the world, each with its own statutory income tax rate. As a result, the blended average statutory income tax rate will vary from year to year depending on the mix of the profits and losses of our subsidiaries. The majority of our profits are earned in the U.S., Canada and the U.K. The current U.K. statutory tax rate is 30.0%, the Canadian statutory tax rate is 36.0% and the U.S. statutory tax rate can range from 36.0%–42.0% depending upon the applicable state tax rate(s).
Deferred income tax at December 31 related to the following:
Deferred Tax Assets

$ millions	2006	2005

Deferred compensation arrangements	160.0	82.4
Restructuring accruals	19.9	24.5
Tax losses carried forward	3.9	17.8
Post-retirement medical, pension and other benefits	41.4	45.9
Fixed asset depreciation	7.5	7.2
Investment basis differences	5.2	6.3
Unrealized foreign exchange	13.3	—
Other	12.9	13.8

Ending balance prior to offset	264.1	197.9
Offset within same tax jurisdiction	(52.0)	(57.5)

Net deferred tax assets	212.1	140.4

Deferred Tax Liabilities

$ millions	2006	2005

Deferred sales commissions	(20.2)	(28.5)
Intangible asset amortization	(9.5)	(10.4)
Undistributed earnings of subsidiaries	(7.0)	(3.8)
Basis differences on available-for-sale assets	(3.1)	(7.1)
Revaluation reserve	(6.4)	(6.4)
Other	(5.8)	(1.3)

Ending balance prior to offset	(52.0)	(57.5)
Offset within same tax jurisdiction	52.0	57.5

Net deferred tax liabilities	—	—

Deferred tax assets net of liabilities	212.1	140.4

In 2006, movements on net deferred tax of $71.7 million comprise a deferred tax benefit in the consolidated income statement of $28.3 million less foreign exchange and other reclasses of $5.2 million plus $48.6 million reflected in the statement of changes in equity:

$ millions	2006	2005

Deferred tax related to additional tax deduction for share-based payment	37.6	12.5
Deferred tax related to mark-to-market adjustments on available-for-sale investments	3.1	(7.5)
Deferred tax related to foreign exchange (gain)/loss	7.9	—

	48.6	5.0

Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set off current tax assets against current tax liabilities.

Annual Report 2006          89

Notes to the Financial Statements
At December 31, 2006, the company had tax loss carryforwards accumulating in certain subsidiaries in the aggregate of $107.1 million (2005: $127.5 million) for which deferred tax has not been recognized as the losses may not be utilized to offset taxable profits else-where in the company, and they have arisen in subsidiaries that have not shown a history of taxable profits and/or the amount of the losses is greater than the expected profit in the near future. The tax loss carryforwards at December 31, 2006 will expire as follows:

$ millions	2007—2009	2010—2012	After 2012	Unlimited

	4.8	4.1	—	98.2

Deferred tax assets of $3.9 million (2005: $17.8 million) have been recognized on tax losses in certain subsidiaries as it is more likely than not that each subsidiary will have taxable profits in the foreseeable future to enable utilization of the amounts recognized.
Deferred tax liabilities are recognized for taxes that would be payable on the unremitted earnings of the company’s non-U.K. subsidiaries, associates, and joint ventures except where there is no intention to distribute subsidiary earnings in the foreseeable future or for associates and joint ventures where profits cannot be distributed without the consent of the parent company. The temporary difference associated with our investment in Canada for which deferred tax liabilities have not been recognized is estimated to be $600.2 million (2005: $500.0 million). If distributed as a dividend, Canadian withholding tax of 5.0% would apply. For associates and joint ventures, no consent to distribute profits was given as of the balance sheet date.
Deferred tax liabilities in the amount of $7.0 million (2005: $3.8 million) for additional U.K. tax have been recognized for unremitted earnings of certain subsidiaries that have regularly remitted earnings to the Parent and are expected to continue to remit earnings in the foreseeable future. Dividends from our investment in the U.S. should not give rise to additional tax as there is no withholding tax between the U.S. and U.K., the underlying U.S. tax rate is greater than the U.K. tax rate, and we have U.K. tax credits available.
There are no adverse income tax consequences to the company related to the payment of dividends by the company to its shareholders.
Note 8
DIVIDENDS

$ millions	2006	2005	2004

Declared and paid during the year:
Final dividend in respect of 2005, 5.5p per share (2004: 5.0p)
Ordinary shares	78.1	72.4	96.3
Exchangeable shares	2.2	2.6	3.5

Final dividend paid	80.3	75.0	99.8

Interim dividend paid in respect of 2006, $0.077 per share (2005: 4.0p)
Ordinary shares	61.7	57.1	34.6
Exchangeable shares	1.6	2.0	1.3

Interim dividend paid	63.3	59.1	35.9

A final dividend in respect of 2006 of $0.104 per share ($85.9 million: $83.8 million for ordinary shares and $2.1 million for exchangeable shares) has been proposed by the Board and will be paid, subject to shareholder approval, on May 30, 2007. This dividend is not recognized as a liability at December 31, 2006.
Up to and including the 2005 final dividend, dividends were declared in sterling. The final dividend proposed will not equal the final dividend paid due to foreign exchange rate movement and changes in the number of shares over which the dividend is ultimately paid.
The trustees of the Employee Share Option Trust waived dividends amounting to $3.2 million in 2006 (2005: $3.1 million). The trustees of the Global Stock Plan waived dividends amounting to $1.0 million in 2006 (2005: $nil); however the company paid an equivalent amount of cash in lieu of a dividend to certain deferred share-based award recipients per the terms of the awards.

Notes to the Financial Statements
Note 9
EARNINGS PER SHARE
Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.
The calculation of earnings per share is as follows:

	Profit/(Loss)
	Attributable to
	Equity Holders	Number of	Per Share
millions, except per share data	of the Parent	Shares	Amount

2006
Basic earnings per share	$490.1	792.2	$0.62
Dilutive effect of share-based awards	—	20.0

Diluted earnings per share	$490.1	812.2	$0.60

2005
Basic earnings per share	$212.2	794.0	$0.27
Dilutive effect of share-based awards	—	11.1

Diluted earnings per share	$212.2	805.1	$0.26

2004
Basic and diluted earnings per share	$(36.2)	802.2	$(0.05)

Profit before the restructuring charge in 2005 and the U.S. regulatory settlement in 2004 is a more appropriate basis for the calculation of earnings per share because this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

	Profit Before the
	Restructuring	Number of	Per Share
millions, except per share data	Charge	Shares	Amount

2005
Basic earnings per share	$270.5	794.0	$0.34
Dilutive effect of share-based awards	—	11.1

Diluted earnings per share	$270.5	805.1	$0.34

	Profit Before the
	U.S. Regulatory	Number of	Per Share
millions, except per share data	Settlement	Shares	Amount

2004
Basic earnings per share	$282.0	802.2	$0.35
Dilutive effect of share-based awards	—	4.5

Diluted earnings per share	$282.0	806.7	$0.35

Annual Report 2006          91

Notes to the Financial Statements
Profit/(loss) attributable to equity holders of the Parent and diluted earnings per share are reconciled to profit and earnings per share before the restructuring charge in 2005 and the U.S. regulatory settlement in 2004 as follows:

		Diluted
		Earnings
$ millions, except per share data	Profit/(Loss)	per Share

2005
Profit attributable to equity holders of the Parent	$212.2	$0.26
Restructuring charge	75.7	0.09
Tax benefit resulting from restructuring charge	(17.4)	(0.02)
Other adjustments	—	0.01

Profit before the restructuring charge	$270.5	$0.34

2004
Loss attributable to equity holders of the Parent	$(36.2)	$(0.05)
U.S. regulatory settlement	413.2	0.51
Tax benefit resulting from U.S. regulatory settlement charge	(95.0)	(0.11)

Profit before the U.S. regulatory settlement charge	$282.0	$0.35

See the table in Note 24 for a summary of share awards outstanding under the company’s share-based payment programs. These programs could generate potential ordinary shares that would affect the measurement of basic and diluted earnings per share.
Note 10
GOODWILL

$ millions

January 1, 2006	4,213.6
Business acquisitions	576.1
Reduction in earn-out provisions	(5.6)
Other adjustments	(0.7)
Foreign exchange	223.2

December 31, 2006	5,006.6

January 1, 2005	4,317.4
Impairment charge recognized during the year*	(16.6)
Reduction in earn-out provisions	(1.1)
Other adjustments	7.4
Foreign exchange	(93.5)

December 31, 2005	4,213.6

Accumulated impairment charges:
January 1, 2006 and December 31, 2006	(16.6)

*	Included in general and administrative expenses in the 2005 income statement. See Note 12.

Notes to the Financial Statements
Note 11
INTANGIBLE ASSETS
Intangible assets are comprised of purchased software and management contracts acquired through acquisitions. Amortization of software intangible assets is included within technology and telecommunications expense in the income statement. Amortization of management contracts is included within general and administrative costs in the income statement.

		Management
$ millions	Software	Contracts	Total

Cost:
January 1, 2006	208.1	91.4	299.5
Foreign exchange	6.9	0.5	7.4
Business acquisitions	—	110.6	110.6
Additions	16.1	—	16.1
Disposals	(2.3)	—	(2.3)

December 31, 2006	228.8	202.5	431.3

Accumulated amortization:
January 1, 2006	(171.2)	(29.3)	(200.5)
Foreign exchange	(5.3)	(0.2)	(5.5)
Provided during the year	(20.6)	(10.0)	(30.6)
Disposals	2.0	—	2.0

December 31, 2006	(195.1)	(39.5)	(234.6)

Net book value:

December 31, 2006	33.7	163.0	196.7

Management contracts include $99.7 million of amounts acquired in 2006 related to the PowerShares acquisition that have indefinite lives and therefore are not subject to amortization.

		Management
$ millions	Software	Contracts	Total

Cost:
January 1, 2005	224.0	92.1	316.1
Foreign exchange	(4.7)	(0.7)	(5.4)
Additions	13.4	—	13.4
Business disposition	(16.9)	—	(16.9)
Disposals	(7.7)	—	(7.7)

December 31, 2005	208.1	91.4	299.5

Accumulated amortization:
January 1, 2005	(166.1)	(20.1)	(186.2)
Foreign exchange	2.5	0.2	2.7
Provided during the year	(24.9)	(9.4)	(34.3)
Business disposition	13.0	—	13.0
Disposals	4.3	—	4.3

December 31, 2005	(171.2)	(29.3)	(200.5)

Net book value:

December 31, 2005	36.9	62.1	99.0

Annual Report 2006          93

Notes to the Financial Statements
Note 12
IMPAIRMENT TESTING OF GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS
Goodwill and indefinite-lived intangible assets acquired through business combinations are allocated to the following cash generating units for impairment testing:

	2006		2005
		Indefinite-		Indefinite-
		Lived		Lived
		Intangible		Intangible
$ millions	Goodwill	Assets	Goodwill	Assets

Cash generating unit:
AIM U.S.	527.6	99.7	228.6	—
AIM Canada	1,535.0	—	1,519.4	—
INVESCO U.S.	735.5	—	454.5	—
INVESCO U.K.	1,573.3	—	1,395.2	—
INVESCO Europe	142.5	—	128.3	—
INVESCO Asia	279.4	—	268.8	—
Private Wealth Management	213.3	—	218.8	—

	5,006.6	99.7	4,213.6	—

Acquisitions completed by the company are generally unique to one cash generating unit and have resulting goodwill or management contract intangibles allocated directly to the cash generating unit. In certain cases acquisitions have occurred that have involved more than one cash generating unit. In these cases, goodwill is allocated to the cash generating units by the percentage of revenue that the unit will obtain compared to the total revenue acquired. By using a percentage of revenue, goodwill is then matched to the cash generating units that receive the economic benefits from the acquisition.
The 2006 goodwill and indefinite-lived intangible asset impairment review was based upon fair value less costs to sell for all cash generating units. In all cases, the fair value less costs to sell exceeded the net assets of the cash generating units. Our primary method of evaluating fair value is to compare revenue multiples with other similar businesses based on public company values or business transactions. A reduction in the revenue would have a significant impact on the calculated fair values. A 4.0% reduction in the revenue of the AIM Canada cash generating unit would be sufficient to reduce the fair value to below the net asset value, suggesting a potential impairment. As a result, a value-in-use calculation was performed for this cash generating unit. This calculation provided a value-in-use that exceeded the net asset value by approximately $800.0 million, indicating that no impairment existed.
The 2005 goodwill impairment review was based on fair value less costs to sell for all cash generating units except Private Wealth Management, which was based on value-in-use. The impairment review methodology employed is presented in Note 1. As a result of the 2005 goodwill impairment review, the company recognized a non-cash goodwill impairment charge of $16.6 million ($10.4 million after tax, or $0.01 per share) included in general and administrative costs on the income statement related to the Private Wealth Management cash generating unit. The key assumptions used to determine the fair value of the Private Wealth Management cash generating unit included: a) cash flow periods of 20 years; and b) a discount rate of 12.0%, which was based upon the company’s weighted average cost of capital, adjusted for the risks associated with the operations. A variance in the discount rate could have a significant impact on the amount of the goodwill impairment charge recorded. For example, a 1.0% increase in the discount rate would have caused an increase in the goodwill impairment charge of approximately $31.0 million. A 1.0% decrease in the discount rate would have resulted in no impairment.

Notes to the Financial Statements
Note 13
PRINCIPAL SUBSIDIARIES, ASSOCIATED UNDERTAKINGS AND JOINT VENTURES
AMVESCAP PLC is the ultimate parent company of the company’s asset management business, the principal activities of which are asset management and the provision of related financial services. The Company Directory included elsewhere herein contains a listing of the principal operating companies. The company’s significant subsidiaries, as defined by the Regulation S-X of the U.S. Securities and Exchange Act of 1934, all of which are wholly-owned subsidiaries, are set forth below:

Country of
Name of Company	Incorporation

A I M Management Group Inc.	U.S.
AIM Advisors, Inc.	U.S.
INVESCO Institutional (N.A.), Inc.	U.S.
AVZ Inc.	U.S.
AMVESCAP Group Services, Inc.	U.S.
INVESCO North American Holdings, Inc.	U.S.
INVESCO U.K. Limited	England
INVESCO Fund Managers Limited	England
INVESCO Pensions Limited	England
AIM Canada Holdings Inc.	Canada
AMVESCAP Inc.	Canada
AIM Funds Management, Inc.	Canada
AVZ Callco Inc.	Canada

AMVESCAP PLC owns 100% of the voting power of its subsidiary entities, directly or indirectly through its subsidiaries, with the exception of the following entities, which are consolidated with resulting minority interests:

		% Voting
	Country of	Interest
Name of Company	Incorporation	Owned

INVESCO Real Estate GmbH	Germany	75.1%
INDIA Asset Recovery Management Limited	India	80.1%

The company participates in the following joint venture and associated undertaking arrangements :

		% Voting
	Country of	Interest
Name of Company	Incorporation	Owned

INVESCO Great Wall Fund Management Company Limited	China	49.0%
TAIYO Fund Management Co. LLC	U.S.	40.0%
Pocztylion – ARKA	Poland	29.3%

Annual Report 2006          95

Notes to the Financial Statements
Note 14
INVESTMENTS
Non-Current Investments

$ millions	2006	2005

Available-for-sale investments:
Partnerships	27.1	31.3
Collateralized debt obligations	48.9	48.5
Seed money in affiliated funds	—	37.5
Associated entities	4.7	4.0
Other	4.5	4.3
Fair value through profit and loss investments (FVTPL):
Equity investments related to deferred compensation plans *	64.8	8.8
Held-to-maturity investments:
Treasury and governmental agency securities	8.1	15.0

Total non-current investments	158.1	149.4

Listed	8.1	24.3
Unlisted	150.0	125.1

	158.1	149.4

*	Designated as FVTPL investments upon initial recognition.
As discussed in Note 1, the fair values of collateralized debt obligations are determined using discounted cash flow analyses. An increase or decrease in the discount rate of 1.0% would change the valuation of the collateralized debt obligations by $1.2 million (2005: $1.3 million).
Current Investments

$ millions	2006	2005

Available-for-sale investments:
Seed money in affiliated funds	97.1	25.1
Treasury and governmental agency securities	—	1.3
Time Deposits	11.1	0.5
Property held for sale	11.9	—
Other	7.8	2.4
Held-to-maturity investments:
Treasury and governmental agency securities	7.0	2.0

Total current investments	134.9	31.3

Listed	7.0	2.0
Unlisted	127.9	29.3

	134.9	31.3

During 2006 property held for sale of $15.8 million was transferred from land and buildings and was written down to the recoverable amount, resulting in a loss of $4.6 million.

Notes to the Financial Statements
Net gains and losses, including interest income, recognized in the income statement during the year from investments are as follows:

$ millions	2006	2005

Long-term investments:
Available-for-sale investments	7.1	2.5
Fair value through profit and loss investments	4.4	—
Held-to-maturity investments	0.2	0.4

Total long-term investments	11.7	2.9

Current investments:
Available-for-sale investments	9.3	1.1
Fair value through profit and loss investments	—	—
Held-to-maturity investments	0.3	0.1

Total current investments	9.6	1.2

Investments classified as available-for-sale and FVTPL are recorded at fair value. Investments classified as held-to-maturity are recorded at amortized cost. At December 31, 2006 and 2005, the fair values of investments classified as held-to-maturity were $15.0 million and $17.0 million, respectively. See the accounting policy on investments included in Note 1 for discussion of the company’s approach to determining the fair values of its investments. Fair values were determined using observable market prices on the majority of investments. During 2006, $10.1 million was transferred from the available-for-sale reserve into the income statement on realization of investment gains.
Note 15
PROPERTY AND EQUIPMENT

	Technology	Freehold
	and Other	Land and
$ millions	Equipment	Buildings	Total

Cost:
January 1, 2006	494.0	88.7	582.7
Foreign exchange	31.9	9.9	41.8
Acquisitions	3.4	2.2	5.6
Additions	21.3	2.7	24.0
Transfer to investments	—	(19.8)	(19.8)
Transfer from investments	—	2.0	2.0
Disposals	(65.3)	—	(65.3)

December 31, 2006	485.3	85.7	571.0

Accumulated depreciation:
January 1, 2006	(395.3)	(7.4)	(402.7)
Foreign exchange	(31.1)	(0.7)	(31.8)
Provided during the year	(35.9)	(1.1)	(37.0)
Transfer to investments	—	4.0	4.0
Disposals	62.3	—	62.3

December 31, 2006	(400.0)	(5.2)	(405.2)

Net book value:
December 31, 2006	85.3	80.5	165.8

Annual Report 2006           97

Notes to the Financial Statements

	Technology	Freehold
	and Other	Land and
$ millions	Equipment	Buildings	Total

Cost:
January 1, 2005	515.7	105.4	621.1
Foreign exchange	(10.6)	(9.3)	(19.9)
Additions	24.7	—	24.7
Business disposition	(18.8)	—	(18.8)
Disposals	(17.0)	(7.4)	(24.4)

December 31, 2005	494.0	88.7	582.7

Accumulated depreciation:
January 1, 2005	(387.6)	(6.5)	(394.1)
Foreign exchange	9.8	0.7	10.5
Provided during the year	(41.9)	(1.6)	(43.5)
Business disposition	16.8	—	16.8
Disposals	7.6	—	7.6

December 31, 2005	(395.3)	(7.4)	(402.7)

Net book value:
December 31, 2005	98.7	81.3	180.0

Note 16
TRADE AND OTHER RECEIVABLES

$ millions	2006	2005

Unsettled fund receivables	561.6	468.1
Trade receivables	245.4	196.7
Prepayments	51.1	57.5
Accrued income	73.1	38.7
Customer and counterparty receivables	1.1	1.4
Other receivables	65.1	42.9

	997.4	805.3

Note 17
ASSETS HELD FOR POLICYHOLDERS AND POLICYHOLDER LIABILITIES
One of the company’s subsidiaries, INVESCO Pensions Limited, is an insurance company which was established to facilitate retirement savings plans in the U.K. The entity holds assets which are managed for its clients on its balance sheet with an offsetting liability. Both the asset and the liability are designated as Fair Value through Profit and Loss financial instruments. At December 31, 2006, the assets held for policyholders and the linked policyholder payables were $1,574.9 million (2005: $1,170.8 million). Changes in the fair values of these assets and liabilities are recorded in the income statement, where they offset, because the value of the policy-holder payables is linked to the value of the assets held for policyholders.

Notes to the Financial Statements
Note 18
TRADE AND OTHER PAYABLES

$ millions	2006	2005

Unsettled fund payables	533.0	440.9
Accruals and other liabilities	312.7	289.0
Customer and counterparty payables	0.4	234.5
Compensation and benefits	457.6	260.7
Trade Payables	80.6	75.4

	1,384.3	1,300.5

Included in compensation and benefits are $67.2 million (2005: $56.5 million) in financial liabilities designated as FVTPL.
Note 19
LONG-TERM DEBT

	2006		2005
$ millions	Book Value	Fair Value	Book Value	Fair Value

Senior notes:
US$10 million due December 15, 2006 at 6.875%	—	—	10.0	10.2
US$300 million due January 15, 2007 at 5.9%	300.0	299.9	299.4	302.0
US$300 million due December 15, 2009 at 4.5%	298.1	292.2	297.9	291.9
US$350 million due February 27, 2013 at 5.375%	347.0	346.0	346.7	345.6
US$200 million due December 15, 2014 at 5.375%	198.6	196.4	198.2	196.2
US$900 million credit facility expiring March 31, 2010	129.0	129.0	70.0	70.0

Total long-term debt	1,272.7	1,263.5	1,222.2	1,215.9
Less: current maturities of long-term debt	(300.0)	(299.9)	(10.0)	(10.2)

Non-current maturities of long-term debt	972.7	963.6	1,212.2	1,205.7

On January 15, 2007, $300.0 million 5.9% senior notes matured and were repaid.
The credit facility provides for borrowings of various maturities and contains certain conditions. Financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio, as defined in the credit facility, of not greater than 3.25:1.00 and a coverage ratio of not less than 4.00:1.00 (EBITDA, as defined in the credit facility/interest payable for the four consecutive fiscal quarters ended before the date of determination). Interest is payable on the credit facility based upon LIBOR, Prime, Federal Funds or other bank-provided rates in existence at the time of each borrowing.
Because an active market does not exist for the company’s debt in which to obtain current market price information, fair value amounts disclosed in the table above were derived from estimates and analysis performed by the company’s external financing providers. Such analysis included comparison of the terms of the company’s debt with other actively traded debt of other companies.
Analysis of Borrowings:

$ millions	2006	2005

Less than one year	300.0	10.0
Between one and three years	298.1	299.4
Between three and five years	129.0	367.9
Thereafter	545.6	544.9

Total long-term debt	1,272.7	1,222.2

Annual Report 2006          99

Notes to the Financial Statements
Note 20
PROVISIONS

		Defined
		Benefit	Lease and
$ millions	Acquisition	Obligation	Other	Total

January 1, 2006
Current	17.4	23.4	11.2	52.0
Non-current	31.8	105.2	45.5	182.5

Total	49.2	128.6	56.7	234.5
Cash paid	(5.0)	(27.7)	(12.8)	(45.5)
Shares issued	(0.8)	—	—	(0.8)
Reduction in earn-out provisions	(5.6)	—	—	(5.6)
Discounting charge	4.0	—	4.0	8.0
Provisions released	(1.0)	(0.2)	(2.8)	(4.0)
Provisions established	482.7	3.4	6.6	492.7
Other adjustments	(0.4)	—	—	(0.4)
Foreign exchange	0.7	6.8	3.2	10.7

December 31, 2006	523.8	110.9	54.9	689.6

Current	215.0	2.1	10.7	227.8
Non-Current	308.8	108.8	44.2	461.8

Total	523.8	110.9	54.9	689.6

Expected timing of payments for provisions is as follows:

		Less than
$ millions	Total	1 Year	1-3 Years	3-5 Years	Thereafter

Acquisition provisions	523.8	215.0	71.1	234.7	3.0
Defined benefit obligation	110.9	2.1	3.2	3.2	102.4
Lease and other	54.9	10.7	11.6	7.2	25.4

Total	689.6	227.8	85.9	245.1	130.8

Acquisition provisions include the following:
•	$293.8 million earn-out provision relating to the PowerShares acquisition. A contingent payment of $129.6 million is included in current provisions that will fall due when aggregate management fees total $50.0 million or more in any consecutive 12 month period following the date of acquisition. Additional contingent payments up to a maximum of $500.0 million fall due 5 years after the date of acquisition. The maximum payment would require a compound annual growth rate in management fees of 100%. A non-current provision of $164.2 million is recorded at December 31, 2006, based on the assumption of net new assets under management of $10.0 billion per year and a discount rate of 5.37%. At the company’s option, up to 35% of these contingent payments are payable in equity.

•	$192.5 million earn-out provision relating to the WL Ross acquisition. Contingent payments of up to $55.0 million fall due each year for the five years following the date of acquisition based on the size and number of future fund launches. The maximum contingent payments of $275.0 million would require annual fund launches to total $4.0 billion. Current provisions include $50.9 million at December 31, 2006. Non-current provisions include $141.6 million at December 31, 2006, based on future-year fund launch projections and a discount rate of 5.37%.

Notes to the Financial Statements
•	$27.9 million earn-out provision established for the acquisition of Stein Roe Asset Management LLC. The third anniversary earn-out consideration will fall due during 2007 and will be satisfied by the issuance of shares and the payment of cash. The full amount is included in current provisions.

•	$6.6 million deferred acquisition provision, to be paid in 2007, relates to the acquisition of the real estate asset management business of Hypo und Vereinsbank in 2003.
The company operates defined benefit schemes for qualifying employees of its subsidiaries in the U.K., Ireland, Germany, Taiwan and the U.S. The company also operates a post-retirement medical plan in the U.S. See Note 26 for additional details.
Lease provisions of $51.7 million at December 31, 2006 consist of an estimate of the costs associated with onerous leases resulting from excess office space in the U.S. and the U.K. The provisions reflect calculations of the lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. Other provisions of $3.2 million include amounts established to meet various client claims.

		Defined
		Benefit	Lease and
$ millions	Acquisition	Obligation	Other	Total

January 1 , 2005	61.4	117.2	60.9	239.5
Cash paid	(7.6)	(0.3)	(11.4)	(19.3)
Reduction in earn-out provisions	(3.1)	—	—	(3.1)
German bank provision	—	11.1	—	11.1
Discounting charge	—	—	1.7	1.7
Provisions released	—	—	(2.1)	(2.1)
Provisions established	—	8.5	10.6	19.1
Other adjustments	—	(0.9)	(1.2)	(2.1)
Foreign exchange	(1.5)	(7.0)	(1.8)	(10.3)

December 31, 2005	49.2	128.6	56.7	234.5

Note 21
ANALYSIS OF CASH, CASH EQUIVALENTS AND NET DEBT

			Non-Cash
			Changes and
$ millions	January 1	Cash Flow	Translation	December 31

2006
Net cash:
Total cash	715.7	38.5	35.4	789.6
Less: cash equivalents	(264.9)	(175.5)	(21.3)	(461.7)

	450.8	(137.0)	14.1	327.9
Client cash *	(227.1)	224.5	(0.3)	(2.9)

	223.7	87.5	13.8	325.0
Cash equivalents	264.9	175.5	21.3	461.7
Debt due within one year	(10.0)	10.0	(300.0)	(300.0)
Debt due after more than one year	(1,212.2)	(59.0)	298.5	(972.7)
Finance leases	(0.1)	—	(0.4)	(0.5)

Net Debt	(733.7)	214.0	33.2	(486.5)

Continued on page 102
Annual Report 2006          101

Notes to the Financial Statements

			Non-Cash
			Changes and
$ millions	January 1	Cash Flow	Translation	December 31

2005
Net cash:
Total cash	546.9	174.1	(5.3)	715.7
Less: cash equivalents	(151.6)	(114.0)	0.7	(264.9)

	395.3	60.1	(4.6)	450.8
Client cash*	(290.3)	62.7	0.5	(227.1)

	105.0	122.8	(4.1)	223.7
Cash equivalents	151.6	114.0	(0.7)	264.9
Debt due within one year	(79.5)	79.5	(10.0)	(10.0)
Debt due after more than one year	(1,302.1)	81.0	8.9	(1,212.2)
Finance leases	(0.2)	—	0.1	(0.1)

Net Debt	(1,125.2)	397.3	(5.8)	(733.7)

2004
Net cash:
Total cash	563.3	(28.3)	11.9	546.9
Less: cash equivalents	(153.5)	10.7	(8.8)	(151.6)
Bank overdraft	(0.4)	0.5	(0.1)	—

	409.4	(17.1)	3.0	395.3
Client cash*	(291.7)	2.1	(0.7)	(290.3)

	117.7	(15.0)	2.3	105.0
Cash equivalents	153.5	(10.7)	8.8	151.6
Debt due within one year	—	320.5	(400.0)	(79.5)
Debt due after more than one year	(1,283.6)	(417.1)	398.6	(1,302.1)
Finance leases	—	—	(0.2)	(0.2)

Net Debt	(1,012.4)	(122.3)	9.5	(1,125.2)

*	Client cash includes deposits in subsidiary trust institutions as well as cash held by certain distributor subsidiaries to facilitate customer transactions in the company’s affiliated funds. In addition, certain cash balances may not be readily accessible to the Parent due to certain capital adequacy requirements.
Included in cash and cash equivalents at December 31, 2006 is $0.6 million (2005: $0.5 million) that is not available for general use by the company due to regulatory net capital restrictions required in certain subsidiary locations.

Notes to the Financial Statements
Note 22
CALLED UP SHARE CAPITAL AND EXCHANGEABLE SHARES
Ordinary Shares

	2006		2005		2004
		Book		Book		Book
millions	Number	Value	Number	Value	Number	Value

Authorized ordinary shares of 10 cents each (2005: 10 cents each)	1,050.0	$105.0	1,050.0	$105.0	1,050.0	$503.8
Allotted, called up and fully paid ordinary shares of 10 cents each (2005: 10 cents each)	831.9	$83.2	818.1	$81.8	810.7	$389.0
Authorized and issued deferred sterling shares of £1 each	0.1	$0.1	0.1	$0.1	—	$—

Effective December 8, 2005, the ordinary share capital of the Parent was redenominated from 25 pence per share to 10 cents per share implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act 1985. Following Court approval, the sterling share capital was reduced to £nil and the related share premium account was cancelled. The credits arising on the Parent’s books were then transferred to a special reserve, converted to U.S. dollars using the foreign exchange rate on the effective date, and applied by the creation of new 10 cent shares. The 10 cent shares were then immediately issued to shareholders in the proportion of one new 10 cent share for every one 25 pence share previously held.
Immediately prior to the reduction of share capital becoming effective, the Parent increased its share capital by £50,000 by the creation of 50,000 deferred sterling shares to ensure that the share capital of the Parent will continue to satisfy the requirements of Section 118 of the Companies Act 1985 that any public company maintain a minimum share capital of £50,000. The deferred sterling shares have no rights to participate in the profits of the Parent, no rights to attend or to vote at any general meetings and will have no rights to any assets of the Parent upon a winding up.
As of December 31, 2006 and 2005, unissued ordinary shares were reserved for the following purposes:

	December 31,	December 31,
	2006	2005
millions	Shares	Shares	Prices	Last Expiry Date

Options arising from acquisitions	0.9	1.0	66p-1366p	Feb 2010
Conversion of exchangeable shares	19.8	22.6	—	Dec 2009
Subscription agreement (options) with the Employee Share Option Trust	33.6	46.4	25p-1680p	Apr 2013
Options granted under the AMVESCAP 2000 Share Option Plan	45.4	81.7	319.25p-1440p	Dec 2015
Options granted under Sharesave plans	1.8	3.6	268p-805p	May 2010

Exchangeable Shares
The exchangeable shares issued by a subsidiary of the Parent are exchangeable into ordinary shares of the Parent on a one-for-one basis at any time at the request of the holder. They have, as nearly as practicable, the economic equivalence of the Parent’s ordinary shares, including the same voting and dividend rights as the ordinary shares. The Parent can redeem all outstanding exchangeable shares for ordinary shares after December 31, 2009, or earlier if the total number of exchangeable shares falls below 5.0 million.
Annual Report 2006          103

Notes to the Financial Statements
The exchangeable shares are included as part of share capital in the consolidated balance sheet to present a complete view of the company’s capital structure, as they are economically equivalent to, and will become, ordinary shares.
Movements in ordinary and exchangeable shares comprise:

	Ordinary	Exchangeable
millions	Shares	Shares

January 1, 2005	810.7	28.1
Exercises of share options	1.4	—
Acquisitions and acquisition earn-outs	0.5	—
Converted from exchangeable shares into ordinary shares	5.5	(5.5)

December 31, 2005	818.1	22.6

Exercises of share options	10.5	—
Acquisitions and acquisition earn-outs	0.5	—
Converted from exchangeable shares into ordinary shares	2.8	(2.8)

December 31, 2006	831.9	19.8

Shares Held by Employee Trusts
Shares held by employee trusts represent the holdings of the ordinary shares of AMVESCAP PLC by its employee share ownership trusts.
Movements in shares held by employee trusts comprise:

millions	Number

January 1, 2005	50.7

Purchases of ordinary shares	—
Distribution of ordinary shares	(1.1)

December 31, 2005	49.6

Purchases of ordinary shares	19.2
Distribution of ordinary shares	(2.8)

December 31, 2006	66.0

The market price of ordinary shares at the end of 2006 was 596 pence. The total market value of shares held by employee trusts was $771.4 million on December 31, 2006 (2005: $381.1 million).

Notes to the Financial Statements
Note 23
OTHER RESERVES
Movements in other reserves of the company comprise:

			Capital
			Redemp-			Goodwill		Available-
	Tax	Warrant	tion	Currency	Merger	and Other	Special	for-Sale	Total Other
$ millions	Reserve	Reserve	Reserve	Reserve	Reserve	Reserves	Reserve	Reserve	Reserves

January 1, 2004	—	6.0	7.0	—	2,849.8	(1,897.2)	—	—	965.6
Currency translation differences resulting from change in presentation currency	—	0.5	0.6	—	245.8	—	—	—	246.9
Currency translation differences on investments in overseas subsidiaries	—	—	—	(205.4)	—	46.8	—	—	(158.6)
Exercise of options	—	—	—	—		—	—	—	—
Acquisition of subsidiary	—	—	—	—	44.6	—	—	—	44.6

December 31, 2004	—	6.5	7.6	(205.4)	3,140.2	(1,850.4)	—	—	1,098.5

Adoption of IAS 32/39 on January 1, 2005	—	—	—	—	—	—	—	29.1	29.1
Currency translation differences resulting from change in presentation currency	—	(0.6)	(0.7)	—	(303.1)	—	—	—	(304.4)
Currency translation differences on investments in overseas subsidiaries	—	—	—	494.6	—	(42.6)	—	(1.5)	450.5
Exercise of options	—	(0.1)	—	—	—	—	—	—	(0.1)
Net movement on available-for-sale reserve	—	—	—	—	—	—	—	5.4	5.4
Tax taken to/recycled from equity	8.1	—	—	—	—	—	—	—	8.1
Redenomination of share capital	—	—	—	—	—		1,502.1	—	1,502.1

December 31, 2005	8.1	5.8	6.9	289.2	2,837.1	(1,893.0)	1,502.1	33.0	2,789.2

Currency translation differences on investments in overseas subsidiaries	—	—	—	267.9	—	43.7	—	—	311.6
Net movement on available-for-sale reserve	—	—	—	—	—	—	—	(8.1)	(8.1)
Tax taken to/recycled from equity	58.5	—	—	—	—	—	—	—	58.5

December 31, 2006	66.6	5.8	6.9	557.1	2,837.1	(1,849.3)	1,502.1	24.9	3,151.2

Annual Report 2006  105

Notes to the Financial Statements
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
Merger Reserve. The merger reserve was created pursuant to Section 133 of the Companies Act 1985 for the excess value over par value of shares issued as consideration for acquisitions of subsidiaries.
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
Note 24
SHARE-BASED PAYMENT
The company recognized total expenses of $140.6 million, $52.6 million and $24.0 million related to equity-settled share-based payment transactions in 2006, 2005 and 2004 respectively. The table below is a summary, as of December 31, 2006, of equity-settled share-based payment awards outstanding under the company’s non-retirement share-based payment programs. Details relating to each program are included in the Remuneration Report within the Governance section of this annual report. The company’s ordinary shares are listed on the London Stock Exchange and trade in sterling; therefore all references to share prices, exercise prices or weighted average prices of awards are in pence per share.

		Fully Vested at
		December 31 ,		Vesting During the Years Ended December 31,
millions of shares	Total	2006	2007	2008	2009	2010	2011	2012

Share Incentive Awards:
Time-vested, by Award Year
2002	14.8	3.0	4.6	3.6	3.6	—	—	—
2004	12.4	0.2	3.0	3.1	3.6	1.3	0.9	0.3
2005	4.8	0.7	0.7	2.7	0.7	—	—	—
2006	3.3	—	0.1	0.1	1.7	0.7	0.7	—

Subtotal time-vested	35.3	3.9	8.4	9.5	9.6	2.0	1.6	0.3

Performance-vested, by Award Year
2005	4.7	—	—	—	4.7	—	—	—
2006	4.4	—	—	—	0.2	2.1	2.1	—

Subtotal performance-vested	9.1	—	—	—	4.9	2.1	2.1	—

Share Incentive Awards	44.4	3.9	8.4	9.5	14.5	4.1	3.7	0.3

Continued on page 107

Notes to the Financial Statements

		Fully Vested at
		December 31,	Vesting During the Years Ended December 31,
millions of shares	Total	2006	2007	2008	2009	2010	2011	2012

Share Option Awards:
Time vested:
Exercise Price
25p – 200p	2.0	—	0.6	0.7	0.7	—	—	—
201p – 400p	0.4	0.4	—	—	—	—	—	—
401p – 500p	11.3	11.3	—	—	—	—	—	—
501p – 600p	4.2	4.2	—	—	—	—	—	—
601p – 700p	9.0	9.0	—	—	—	—	—	—
701p – 800p	0.1	0.1	—	—	—	—	—	—
801p – 1000p	11.9	11.9	—	—	—	—	—	—
1001p – 1200p	10.9	10.9	—	—	—	—	—	—
1201p – 1700p	1.0	1.0	—	—	—	—	—	—

Subtotal time-vested	50.8	48.8	0.6	0.7	0.7	—	—	—

Performance-vested:
Exercise price
301p – 400p	21.7	—	9.7	11.8	0.2	—	—	—
401p – 500p	8.5	—	2.7	0.2	5.6	—	—	—

Subtotal performance-vested	30.2	—	12.4	12.0	5.8	—	—	—

Total Share Option Awards	81.0	48.8	13.0	12.7	6.5	—	—	—

Sharesave Plan Shares	1.8	—	1.0	0.7	0.1	—	—	—

Share Incentive Awards
Share incentive awards are broadly classified into two categories: time-vested and performance-vested share awards. All equity awards are granted under the company’s Global Stock Plan. Time-vested awards vest ratably over or cliff-vest at the end of a period of continued employee service. Performance-vested awards cliff-vest at the end of a defined vesting period of continued employee service upon the company’s attainment of certain performance criteria, generally the attainment of cumulative EPS growth targets at the end of the vesting period reflecting a compound annual growth rate of between 10.0% and 15.0% per annum during a three-year period. Time-vested and performance-vested share incentive awards are granted in the form of restricted shares or deferred share awards. Dividends accrued directly to the employee holder of restricted shares, and cash payments in lieu of dividends are made to employee holders of certain deferred share awards. There is therefore no discount to the fair value of these share incentive awards at their grant date. Pursuant to these plans, the company granted 7.7 million awards in 2006, at a weighted average share price of 535p.

	2006		2005		2004
	Time-	Performance-	Time-	Performance-	Time-	Performance-
millions of shares	Vested	Vested	Vested	Vested	Vested	Vested

Outstanding at the beginning of period	33.3	5.0	31.7	—	22.0	—
Granted during the period	3.3	4.4	5.0	5.0	13.2	—
Forfeited during the period	(1.3)	(0.3)	(3.4)	—	(3.5)	—
Vested and distributed during the period	(3.9)	—	—	—	—	—

Outstanding at the end of the period	31.4	9.1	33.3	5.0	31.7	—

Share incentive awards are valued using the Black-Scholes model. The weighted average fair value at the date of grant of these share awards was 508.5p in 2006 (2005: 405p; 2004: 302p).
Annual Report 2006  107

Notes to the Financial Statements
Share Options
The company’s share option plans provide for a grant price equal to the quoted market price of the company’s shares on the date of grant. The vesting period is three years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the company before the options vest.

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
millions, except prices	Options	Price (pence)	Options	Price (pence)	Options	Price (pence)

Outstanding at the beginning of period	128.8	543.09	135.1	557.20	135.3	578.57
Granted during the period	—	—	6.2	332.50	13.7	321.17
Forfeited during the period	(38.2)	468.19	(11.5)	621.72	(12.6)	567.79
Exercised during the period	(9.5)	336.72	(1.0)	258.88	(1.3)	269.54

Outstanding at the end of the period	81.1	610.27	128.8	543.09	135.1	556.60

Exercisable at the end of the period	48.8	780.22	63.4	704.75	69.5	710.22

No grants were issued in 2006. The options outstanding at December 31, 2006 had a range of exercise prices from 25p to 1680p, and a weighted average remaining contractual life of 5.05 years. The market price at the end of 2006 was 596p (2005: 442p; 2004: 321p). On February 12, 2007, 12.4 million performance-based share options granted in 2003 vested. No expense for these options was recorded in 2004, 2005 or during the first six months of 2006 based upon the expectation that the required performance targets for the vesting of these options would not be attained. As a result of the improved performance in 2006, the company recorded a charge of $44.7 million in the second half of 2006 ($0.04 per share, net of tax), representing the current year and cumulative previously unrecognized cost to the company of these awards.
The share option programs were valued using a stochastic model. The inputs into the model in previous years are as follows:

	2005	2004
	Options	Options

Weighted average share price	438p	321p
Weighted average exercise price	439p	321p
Expected volatility	52.0%	54.6%
Expected life	7.8 years	7.8 years
Risk free rate	4.2%	4.7%
Expected dividends	2.2%	2.9%

Expected volatility was determined by calculating the historical volatility of the company’s share price over the previous five years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.
Sharesave Plans
The employee share purchase plans are open to almost all employees and provide for a purchase price equal to the market price on the date of grant, less 15.0% to 20.0%. The shares can be purchased at the end of the 27- to 42-month savings contract. As of December 31, 2006, there are 1.8 million options to purchase shares outstanding under these programs. The fair value of these options was determined using the stochastic valuation model, and the weighted average contractual life of these awards is 1.08 years at December 31, 2006.

Notes to the Financial Statements
Note 25
OPERATING LEASE
The company leases office space in the majority of its locations of business. Sponsorship and naming rights commitments relate to INVESCO Field at Mile High, a sports stadium in Denver, Colorado. The company’s total future commitments under non-cancelable operating leases are as follows:

							Sponsorship and
	Total			Land and Buildings			Naming Rights			Other
$ millions	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Within one year	57.0	57.8	70.1	50.0	50.9	51.6	6.0	6.0	6.0	1.0	0.9	12.5
Within one to three years inclusive	105.1	109.8	115.5	93.0	97.3	95.0	12.0	12.0	12.0	0.1	0.5	8.5
Within three to five years inclusive	84.7	86.0	97.7	72.7	74.0	79.3	12.0	12.0	12.0	—	—	6.4
In more than five years	248.6	247.2	304.9	191.1	183.7	226.7	57.5	63.5	69.5	—	—	8.7

	495.4	500.8	588.2	406.8	405.9	452.6	87.5	93.5	99.5	1.1	1.4	36.1

Future minimum sublease pay- ments expected to be received	110.7	104.4	29.6	110.7	104.4	29.6	—	—	—	—	—	—

During 2006, the company recognized $48.4 million in operating lease costs in the income statement (2005: $53.9 million; 2004: $58.7 million), and $4.3 million of sublease income (2005: $1.6 million; 2004: $1.4 million).
The company maintains approximately $40.0 million in letters of credit from a variety of banks. The letters of credit are generally one-year automatically-renewable facilities and are maintained for various reasons. Approximately $28.7 million of the letters of credit support office lease obligations.
Note 26
RETIREMENT BENEFIT PLANS
Defined Contribution Plans
The company operates defined contribution retirement benefit plans for all qualifying employees. The assets of the plans are held separately from those of the company in funds under the control of trustees. When employees leave the plans prior to vesting fully in the contributions, the contributions payable by the company are reduced by the amount of forfeited contributions.
The total cost charged to the income statement of $38.1 million (2005: $60.5 million; 2004: $57.5 million) represents contributions payable to these plans by the company at rates specified in the rules of the plans. As of December 31, 2006, contributions of $19.5 million (2005: $30.0 million) due in respect of the current reporting period had not been paid to the plans.
Defined Benefit Plans
The company maintains legacy defined benefit pension plans for qualifying employees of its subsidiaries in the U.K., Ireland, Germany, Taiwan and the U.S. All defined benefit plans are closed to new participants, and the U.S. plan benefits have been frozen. The company also maintains a post-retirement medical plan in the U.S., which was closed to new participants in 2005. In 2006, the plan was amended to eliminate benefits for all participants who will not meet retirement eligibility by 2008. The assets of all defined benefit schemes are held in separate trustee-administered funds. Under the U.K. schemes, the employees are entitled to retirement benefits based on final salary at retirement.
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were valued as of December 31, 2006. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.
Annual Report 2006            109

Notes to the Financial Statements
Key assumptions including those used in plan valuations are detailed below. Appropriate local mortality tables are also used.

	Retirement Plans			Medical Plan
	2006	2005	2004	2006	2005	2004

Discount rate	2.15%–5.75%	2.50%–5.50%	3.50%–5.75%	5.75%	5.50%	5.75%
Expected return on plan assets	2.75%–7.50%	3.00%–7.50%	3.50%–7.50%	7.00%	8.00%	8.00%
Expected rate of salary increases	3.00%–5.50%	3.00%–5.40%	3.00%–5.40%	N/A	4.50%	4.50%
Future pension/ medical cost trend rate increases	2.25%–3.00%	1.75%–2.90%	1.75%–3.00%	5.50%–9.00%	5.50%–9.00%	5.50%–10.00%

In developing the expected rate of return, the company considers long-term compound annualized returns based on historical and current market data. Using this reference information, the company develops forward-looking return expectations for each asset category and an expected long-term rate of return for a targeted portfolio. The actual return on plan assets was $32.2 million (2005: $39.9 million; 2004: $17.5 million).
Amounts recognized in the income statement in respect of these defined benefit plans are as follows:

	Retirement Plans			Medical Plan
$ millions	2006	2005	2004	2006	2005	2004

Current service cost	(7.9)	(19.2)	(8.8)	(0.7)	(4.2)	(3.2)
Interest cost	(16.2)	(15.3)	(14.3)	(2.5)	(3.8)	(2.9)
Expected return on plan assets	18.9	15.5	14.4	0.5	0.5	0.4
Past service cost/(credit)	—	—	(0.4)	1.8	(0.4)	(0.4)
Actuarial gains/(losses)	(0.1)	—	—	(0.7)	(0.4)	—

Total amounts recognized in the income statement	(5.3)	(19.0)	(9.1)	(1.6)	(8.3)	(6.1)

Actuarial gains and losses that are in excess of the greater of 10.0% of the benefit obligation or 10.0% of the fair value of plan assets are amortized over the expected average remaining working lives of the participants.
The amount included in the balance sheet arising from the company’s obligations in respect of its defined benefit retirement plans is as follows:

	Retirement Plans		Medical Plan
$ millions	2006	2005	2006	2005

Present value of unfunded defined benefit obligations	3.3	22.3	N/A	N/A
Present value of funded or partially funded defined benefit obligations	375.5	312.1	44.6	72.4
Fair value of plan assets	(329.5)	(254.1)	(7.3)	(6.9)

Deficit in plans	49.3	80.3	37.3	65.5
Net actuarial gains/(losses) not yet recognized in balance sheet	10.2	(2.5)	(7.2)	(12.3)
Unrecognized net transition obligation	(0.1)	(0.2)	—	—
Past service (cost)/credit not yet recognized in balance sheet	—	—	21.4	(2.1)

Liability recognized in the balance sheet	59.4	77.6	51.5	51.1

This amount is presented in the balance sheet as follows:
Current liabilities	0.5	22.5	1.6	1.0
Non-current liabilities	58.9	55.1	49.9	50.1

	59.4	77.6	51.5	51.1

Amount not recognized as an asset due to recognition caps	0.2	0.3	—	—

Notes to the Financial Statements
Movements in the present value of defined benefit obligations were as follows:

	Retirement Plans		Medical Plan
$ millions	2006	2005	2006	2005

January 1	334.4	318.1	72.4	59.4
Service cost	7.9	19.2	0.7	4.2
Interest cost	16.2	15.3	2.5	3.8
Contributions from plan participants	—	—	0.8	1.9
Actuarial (gains)/losses	(0.2)	17.5	(3.7)	5.6
Exchange difference	38.9	(29.4)	—	—
Benefits paid	(7.6)	(4.6)	(2.2)	(2.5)
Past service cost credit	—	—	(25.9)	—
Settlement	(10.8)	(1.7)	—	—

December 31	378.8	334.4	44.6	72.4

Past service cost in 2006 for the medical plan reflects the adjustment to eliminate benefits for all participants who will not meet retirement eligibility by 2008.
Movements in the fair value of plan assets in the current period were as follows:

	Retirement Plans		Medical Plan
$ millions	2006	2005	2006	2005

January 1	254.1	235.0	7.0	6.1
Expected return on plan assets	18.9	15.5	0.5	0.5
Actuarial gains/(losses)	12.7	24.4	0.1	(0.2)
Exchange difference	32.9	(21.5)	—	—
Contributions from the company	27.7	5.9	—	—
Contributions from plan participants	—	1.4	0.5	1.6
Benefits paid	(7.6)	(4.5)	(0.8)	(1.0)
Settlement	(9.2)	(2.1)	—	—

December 31	329.5	254.1	7.3	7.0

The analysis of the plan assets at the balance sheet date was as follows:

	Retirement Plans		Medical Plan
$ millions	2006	2005	2006	2005

Equity instruments	230.0	178.9	2.9	2.4
Debt instruments	76.8	54.8	4.1	3.1
Other assets	22.7	20.4	0.3	1.5

	329.5	254.1	7.3	7.0

Amounts for the current and prior two periods are as follows:

	Retirement Plans			Medical Plan
$ millions	2006	2005	2004	2006	2005	2004

Present value of defined benefit obligations	(378.8)	(334.4)	(318.1)	(44.6)	(72.4)	(59.4)
Fair value of plan assets	329.5	254.1	235.0	7.3	7.0	6.0

Deficit in the plan	(49.3)	(80.3)	(83.1)	(37.3)	(65.4)	(53.4)

Experience adjustments on plan liabilities	0.2	22.4	(2.0)	3.7	(2.1)	—
Experience adjustments on plan assets	12.7	24.4	3.1	0.1	(0.3)	(0.1)

Annual Report 2006            111

Notes to the Financial Statements
The estimated amounts of contributions expected to be paid to the plans during 2007 is $8.2 million for retirement plans and $1.8 million for the medical plan.
A one percent change in the assumed rate of increase in healthcare costs would have the following effects:

$ millions	Increase	Decrease

Effect on aggregate service and interest costs	0.5	(0.4)
Effect on defined benefit obligation	5.5	(4.6)

Note 27
RELATED PARTY TRANSACTION
Remuneration of Key Management Personnel
The remuneration of the Senior Managing Directors, who are the key management personnel of the company from 2006, is set out below. Prior to 2006, the company’s key management personnel were members of the Executive Management Committee. Further information about the remuneration of individual directors is provided in the audited section of the Remuneration Report in the Governance section of this annual report.

$ millions	2006	2005	2004

Short-term employee benefits	21.9	43.0	19.2
Post-employment benefits	0.2	0.6	0.5
Termination benefits	—	4.6	0.5
Share-based payment	19.3	40.7	17.0

	41.4	88.9	37.2

Other Related Party Transactions
The company manages the defined benefit and defined contribution plan assets for certain employee-related schemes. Generally, management fees are not charged, or are charged at an arm’s length rate.
Note 28
OTHER COMMITMENTS AND CONTINGENCIES
Guarantees and commitments may arise in the ordinary course of business.
Following the industry-wide investigation by the SEC, the New York Attorney General’s Office and other regulators, into potential market timing activity in mutual funds, multiple lawsuits based on market timing allegations were filed against various parties affiliated with AMVESCAP. These lawsuits were consolidated in the United States District Court for the District of Maryland, together with market timing lawsuits brought against affiliates of other mutual fund companies, and three amended complaints were filed against company-affiliated parties: (1) a putative shareholder class action complaint brought on behalf of shareholders of AIM funds formerly advised by INVESCO Funds Group, Inc.; (2) a derivative complaint purportedly brought on behalf of the AIM funds and such fund registrants; and (3) an ERISA complaint purportedly brought on behalf of participants in the company’s 401(k) plan.
On March 1, 2006, the court entered orders dismissing certain claims asserted against company-related defendants in the shareholder class action and derivative lawsuits but preserving claims under Section 10(b) of the Securities Exchange Act of 1934, as amended and Section 36(b) of the Investment Company Act of 1940, as amended. On September 15, 2006, the court dismissed the ERISA lawsuit with prejudice. Plaintiff has appealed that dismissal to the United States Court of Appeals for the Fourth Circuit.

Notes to the Financial Statements
Additionally, the company and/or company-affiliated parties have been named as defendants in certain other lawsuits alleging that one or more of AMVESCAP’s funds charged excessive fees, engaged in unlawful distribution practices or inadequately employed fair value pricing. The lawsuits have been filed in both federal and state courts and seek declaratory, injunctive and/or unspecified monetary relief.
The Attorney General’s Office for the State of West Virginia has filed a voluntary dismissal of the previously disclosed civil action brought under the West Virginia Consumer Credit and Protection Act. The Auditor of the State of West Virginia, in his capacity as securities commissioner, has initiated administrative proceedings against many mutual fund companies, including AIM, seeking disgorgement and other monetary relief based on allegations similar to those underlying the market timing lawsuits. AIM’s time to respond to the Auditor’s proceeding has not yet elapsed.
Although it is expected that the payments required under the terms of the regulatory settlement will mitigate any damages payable as a result of the market timing actions, the company cannot predict with certainty the outcome of these actions or any of the other actions mentioned above. The company intends to defend the above-mentioned lawsuits vigorously.
The asset management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the company and related entities and individuals in the U.S. and other jurisdictions in which the company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the company’s future financial results and its ability to grow its business.
In the normal course of its business, the company is subject to various litigation matters. Although there can be no assurances, at this time management believes, based on information currently available to it, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the consolidated financial condition of the company.
Note 29
FINANCIAL INSTRUMENTS
Financial Assets and Liabilities
The company’s principal financial instruments, the main purpose of which is to finance the company’s operations, comprise the following:

	Footnote
$ millions	Reference	2006	2005

Cash and cash equivalents *	21	789.6	715.7
Investments	14	293.0	180.7
Trade and Other Receivables	16	997.4	805.3
Assets Held for Policyholders	17	1,574.9	1,170.8
Policyholder Liabilities	17	(1,574.9)	(1,170.8)
Trade and Other Payables	18	(1,384.3)	(1,300.5)
Total Long-Term Debt	19	(1,272.7)	(1,222.2)

*	Book value approximates fair value for cash deposits, which comprise deposits placed primarily in money market accounts and seven-day deposits. Interest income recognized during the year was $27.0 million (2005: $16.7 million; 2004; $10.4 million). The majority of trade receivables and payables mature within three months, and there is no material interest rate gap on these amounts.
Annual Report 2006            113

Notes to the Financial Statements
The company does not hold collateral as security for its financial assets, nor have any other credit enhancements been offered to the other party to the loans or receivables. No financial assets are individually determined to be impaired at December 31, 2006.
Financial Statement Risks
The nature and extent of risks arising from financial instruments to which the company is exposed during the period and at December 31, 2006, and discussion of how the company manages those risks, is presented below.
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The company is subject to credit risk in the following areas of its business:
•	All cash and cash equivalent balances are subject to credit risk, as they represent deposits made by the company with external banks and other institutions. Our maximum exposure to credit risk related to our cash and cash equivalent balances is $789.6 million at December 31, 2006. The company utilizes a master netting arrangement, which significantly reduces the credit risk associated with financial assets not offset against financial liabilities with the same counterparty. The credit risk associated with financial assets subject to this master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

•	Certain trust subsidiaries of the company accept deposits and place deposits with other institutions on behalf of our customers. Our maximum exposure to credit risk related to these transactions is $2.9 million at December 31, 2006.
Concentrations of credit risk with respect to trade receivables are limited due to the company’s client base being large and unrelated. The company does not utilize credit derivatives or similar instruments to mitigate the maximum exposure to credit risk. The company does not expect any counterparties to its financial instruments to fail to meet their obligations.
Liquidity Risk
Liquidity risk is the risk that the company will encounter difficulty in meeting obligations associated with its financial liabilities. The company is exposed to liquidity risk through its $1,272.7 million in total long-term debt. The company actively manages liquidity risk by preparing cash flow forecasts for future periods, reviewing them regularly with senior management, maintaining a committed credit facility, scheduling significant gaps between major debt maturities and engaging external financing sources in regular dialog. See Note 19 for a contractual maturity schedule of the company’s debt. See also the discussion on financial commitments in “Financial Overview – Liquidity and Capital Resources” which projects future expected cash flows relating to financial liabilities over future periods.
Market Risk – Foreign Currency Risk
The company has transactional currency exposures which occur when any of the company’s subsidiaries receives or pays cash in a currency different from its functional currency. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit’s functional currency. These exposures are not actively managed except in the company’s Irish subsidiaries where transactions related to the distribution of offshore funds are recorded; forward foreign exchange contracts and foreign currency swaps are entered into with external parties. Forward foreign exchange contracts are purchased daily to hedge the movement in foreign exchange rates between the date of sale or redemption of a client investment and the date that cash is actually received or paid (generally within four days). Swap foreign exchange contracts are entered into periodically for client money settlement purposes. The value of these contracts at December 31, 2006, was $18.5 million (2005: $15.4 million).
The company also has certain investments in foreign operations, whose net assets and related goodwill are exposed to foreign currency translation risk. The company does not hedge these exposures. Prior to the redenomination of the share capital of the Parent and the change in its functional currency from sterling to U.S. dollars, the company designated its U.S. dollar senior notes balances as hedges against its net investments in its U.S. subsidiaries. Note 19 details the fair values of the U.S. dollar senior notes (the hedging instruments) at December 31, 2005. Gains or losses on the retranslation of these borrowings were transferred to equity to offset any gains and losses on the net investments in subsidiaries. During 2005, the company recorded a charge of $6.8 million within other realized losses on the income statement related to the unhedged portion of debt.

Notes to the Financial Statements
The underlying currency of the company’s cash and cash equivalents and investment financial assets as of December 31 is as follows:

$ millions	2006	2005

Cash deposits:
U.S. dollar	159.6	410.2
Sterling	464.2	107.5
Canadian dollar	49.5	48.4
Euro	65.9	102.0
Other	50.4	47.6

	789.6	715.7

Investments:
U.S. dollar	174.5	129.0
Sterling	83.9	36.8
Canadian dollar	9.3	—
U.S. dollar treasury bills	11.0	12.9
Other	14.3	2.0

	293.0	180.7

Total	1,082.6	896.4

Market Risk – Interest Rate Risk
Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate profile of the financial liabilities of the company on December 31 was:

						Weighted
						Average
					Weighted	Period
					Average	for Which
					Interest	Rate is
$ millions	Total	Floating Rate	Fixed Rate	*	Rate (%)	Fixed (Years)

2006
Currency:
U.S. dollar	1,272.7	129.0	1,143.7		5.3	4.0
Japanese yen	0.5	—	0.5		9.4	4.0

	1,273.2	129.0	1,144.2		5.3	4.0

2005
Currency:
U.S. dollar	1,222.2	70.0	1,152.2		5.3	5.0
Japanese yen	0.1	—	0.1		12.0	3.7

	1,222.3	70.0	1,152.3		5.3	5.0

2004
Currency:
U.S. dollar	1,381.6	151.0	1,230.6		5.4	5.6
Japanese yen	0.2	—	0.2		12.4	4.7

	1,381.8	151.0	1,230.8		5.4	5.6

*	Measured at amortized cost.
Annual Report 2006           115

Notes to the Financial Statements
See Notes 19 and 21 for additional disclosures relating to the U.S. dollar floating and fixed rate obligations. A 1.0% increase in interest rates would have increased the recorded interest expense on the floating rate debt by $1.0 million.
The company’s only fixed interest financial assets are $15.1 million in investments in treasury/governmental agency securities. The average interest rate on the treasury bills is 3.6% (2005: 3.2%), and the average time for which the rate is fixed is 1.0 years (2005: 1.5 years).
Note 30
AUDIT FEES

$ millions	2006	2005	2004

Audit services:
Audit of company consolidation	3.5	2.6	2.0
Statutory audits of subsidiary entities	1.6	1.9	2.0

Total Audit services	5.1	4.5	4.0
Non-audit services:
Further assurance services *	1.2	1.8	1.4
Tax services:
Compliance services	0.1	0.2	0.5
Advisory services	0.1	0.1	0.4
Other services	0.1	0.1	1.0

	6.6	6.7	7.3

*	Excludes $0.2 million in 2006 (2005: $0.2 million; 2004: $0.1 million) paid to the corporate auditors for audits of benefit plans around the company.
Included in further assurance services are $0.9 million for internal control and investment performance compliance reports (2005: $0.9 million; 2004: $1.0 million). Also included in further assurance services in 2005 are $0.6 million related to the audit of the transition from U.K. GAAP to International Financial Reporting Standards (2004: $nil).
The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to ensure that the auditor’s independence is not impaired. The Audit Committee approves all non-audit services rendered by the independent auditors only after concluding that performance of such service by the auditor will not impair the auditor’s independence and will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

Notes to the Financial Statements
Note 31
EXCHANGE RATES
The following primary U.S. dollar exchange rates have been used in preparing these financial statements:

	Ending			Average
	2006	2005	2004	2006	2005	2004

Canadian dollar	1.16	1.17	1.24	1.14	1.21	1.30
Euro	0.76	0.84	0.74	0.80	0.80	0.75
Sterling	0.51	0.58	0.52	0.54	0.55	0.54

Note 32
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

$ millions, except per share data	2006	2005	2004

Profit/(loss) after minority interests (IFRS)	$490.1	$212.2	$(36.2)
Redundancy and reorganizations (A)	(14.9)	7.5	(69.4)
Taxation (B)	8.9	(3.2)	25.9
Share-based payment (C)	—	12.0	1.5
Retirement benefit plans (D)	(7.1)	—	—
Other (E)	(2.5)	(5.0)	(7.7)

Net income (U.S. GAAP)	$474.5	$223.5	$(85.9)

Earnings per share (U.S. GAAP) *:
– basic	$0.60	$0.28	$(0.11)
– diluted	$0.58	$0.28	$(0.11)

Shareholders’ funds, equity interests (IFRS)	$4,275.1	$3,616.3	$3,542.9
Non-current assets:
Goodwill (F)	1,480.8	1,891.7	1,948.5
Deferred taxation (B)	(68.2)	(9.1)	9.3
Non-current liabilities:
Provisions – Retirement benefit plans (D)	28.7	—	—
Provisions – acquisition (F)	305.8	—	—
Investments – other (E)	—	—	5.5
Current liabilities:
Accruals and other – redundancy and reorganizations (A)	1.2	16.1	8.5
Provisions – acquisition and other (F)	150.5	2.4	7.5

Shareholders’ equity (U.S. GAAP)	$6,173.9	$5,517.4	$5,522.2

*	Earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are non-GAAP measures that are not permissible under U.S. GAAP and accordingly are not presented in the table above.
Note A: Redundancy and Reorganizations
Certain amounts provided relating to redundancy and reorganization initiatives under IFRS must be expensed over the period of the related initiative under U.S. GAAP.
Annual Report 2006          117

Notes to the Financial Statements
Note B: Taxation
Tax expense under U.S. GAAP has been adjusted to reflect the redundancy and reorganization differences (Note A) and in 2006 the additional retirement benefit plan cost (Note D). Additionally, in 2005 and 2004, adjustments were made to account for the difference between IFRS 2 and APB 25 (Note C). No adjustment was required in 2006 due to the adoption of FAS 123(R).
Deferred tax assets have been reduced to reflect the remaining redundancy and reorganization differences (Note A) and for 2006 the cumulative decrease in the retirement benefit plan cost (Note D).
The IFRS deferred tax asset for share-based payments has been adjusted to eliminate the amount recorded to equity for the difference between the share price at each measurement date and the fair value award price used to calculate the financial statement expense.
The IFRS deferred tax liability for tax intangible amortization has been increased to reflect the higher book intangible basis under U.S. GAAP for the two-year period 2002 and 2003 (Note F).
Note C: Share-Based Payment
Equity-settled share-based awards are measured at fair value and are amortized under IFRS and under U.S. GAAP pursuant to the company’s adoption of FAS 123(R) on January 1, 2006. Prior to January 1, 2006, this expense was removed from the U.S. GAAP income statement under APB 25.
Note D: Retirement benefit plans
Under IFRS, amounts recognized as a net liability for defined benefit pension and post-retirement medical obligations include the actuarially-determined defined benefit obligation, less the fair value of plan assets, less the unrecognized net actuarial losses, plus the credit to prior service costs recognized during the year (see Note 26). Under U.S. GAAP, pursuant to the company’s adoption of FAS 158 in 2006, amounts recognized as a net liability on the balance sheet include only the actuarially-determined defined benefit obligation less the fair value of plan assets (the funded status of the plans). Under U.S. GAAP, the unrecognized net actuarial losses and the credit to prior service costs are recorded directly to other comprehensive income. Additionally, upon transition to IFRS at January 1, 2004, the company’s cumulative unrecognized net actuarial losses were reset to zero and accordingly are building up again only from the IFRS transition date. The impact of the company’s prior service cost credit, combined with the lower cumulative unrecognized net actuarial loss amounts under IFRS, result in a greater IFRS balance sheet provision for defined benefit pension and post retirement medical plans than under U.S. GAAP. Since the cumulative unrecognized net actuarial losses for the company are greater under U.S. GAAP than under IFRS, this results in greater amortization costs than under U.S. GAAP.
Note E: Other
Other adjustments include accounting differences relating to staff retention provisions.
Note F: Goodwill
The company transitioned from U.K. GAAP to IFRS at January 1, 2004. Prior to this date, the U.K. GAAP treatment of goodwill arising on acquisitions prior to 1998 was to eliminate it directly against reserves. These amounts remain in reserves under IFRS. Goodwill arising in 1998 and after was capitalized and amortized through the transition date to IFRS.
Under U.S. GAAP, the amortization of goodwill and indefinite-lived intangible assets ceased at January 1, 2002, and the balances are carried forward at cost less provision for impairment in value. There is therefore a two-year period (2002 and 2003) under which the goodwill balances were amortized, while the U.S. GAAP balances were not. Definite-lived intangible assets are amortized over their estimated useful lives. Contingent consideration payable related to acquisitions is not recorded under U.S. GAAP until the applicable conditions have been satisfied.

Notes to the Financial Statements
Note 33
GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
The 5.9% $300.0 million senior notes due 2007, the 4.5% $300.0 million senior notes due 2009, the 5.375% $350.0 million senior notes due 2013 and the 5.375% $200.0 million senior notes due 2014 are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the following wholly owned subsidiaries: A I M Management Group, Inc., AIM Advisors, Inc., INVESCO North American Holdings, Inc., and INVESCO Institutional (N.A.), Inc. (the “Guarantors”). The guarantees of each of the guarantor subsidiaries are joint and several. Presented below are condensed consolidating balance sheets as of December 31, 2006 and 2005 and condensed consolidating income and cash flow statements of the company for the three years ended December 31, 2006.
Condensed Consolidating Balance Sheet and Reconciliation of Shareholders’ Funds from IFRS to U.S. GAAP

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2006
Non-current assets	1,759.0	6,332.1	5,293.3	(7,589.2)	5,795.2
Current assets	130.4	3,331.1	35.3	—	3,496.8
Current liabilities	(414.7)	(2,788.3)	(379.4)	—	(3,582.4)
Intercompany balances	(151.1)	(376.6)	527.7	—	—
Non-current liabilities	(164.9)	(287.0)	(982.6)	—	(1,434.5)

Net assets	1,158.7	6,211.3	4,494.3	(7,589.2)	4,275.1

Capital and reserves
Called up share capital	—	1,555.1	83.2	(1,555.1)	83.2
Share premium account	1,028.9	3,600.0	205.1	(4,628.9)	205.1
Shares held by employee trusts	—	—	—	(601.7)	(601.7)
Exchangeable shares	—	377.4	—	—	377.4
Profit and loss account	397.4	(70.3)	1,054.9	(327.1)	1,054.9
Other reserves	(267.6)	744.1	3,151.1	(476.4)	3,151.2

Shareholders’ funds, equity interests under IFRS	1,158.7	6,206.3	4,494.3	(7,589.2)	4,270.1
Minority interests	—	5.0	—	—	5.0

Shareholders’ funds, equity interests under IFRS	1,158.7	6,211.3	4,494.3	(7,589.2)	4,275.1

Adjustments to reconcile U.S. GAAP
Non-current assets:
Goodwill	1,461.9	18.9	1,480.8	(1,480.8)	1,480.8
Investments	(293.8)	293.8	—	—	—
Deferred taxation	(25.5)	(42.7)	(68.2)	68.2	(68.2)
Non-current liabilities:
Provisions – Defined benefit obligation	—	28.7	28.7	(28.7)	28.7
Provisions – acquisition	164.2	141.6	305.8	(305.8)	305.8
Current liabilities:
Accruals and other	0.4	0.8	1.1	(1.1)	1.2
Provisions – acquisition	129.6	20.9	150.5	(150.5)	150.5

Shareholders’ equity under U.S. GAAP	2,595.5	6,673.3	6,393.0	(9,487.9)	6,173.9

Annual Report 2006            119

Notes to the Financial Statements
Condensed Consolidating Balance Sheet and Reconciliation of Shareholders’ Funds from IFRS to U.S. GAAP

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2005
Non-current assets	1,385.2	5,219.5	4,237.5	(5,980.9)	4,861.3
Current assets	98.5	2,618.3	6.3	—	2,723.1
Non-current liabilities	(6.0)	(144.7)	(1,244.0)	—	(1,394.7)
Current liabilities	(230.5)	(2,310.9)	(32.0)	—	(2,573.4)
Intercompany balances	(355.4)	(271.5)	626.9	—	—

Net assets	891.8	5,110.7	3,594.7	(5,980.9)	3,616.3

Capital and reserves
Called up share capital	—	1,604.4	81.8	(1,604.4)	81.8
Share premium account	1,028.9	3,048.1	85.0	(4,077.0)	85.0
Shares held by employee trusts	—	—	—	(413.5)	(413.5)
Exchangeable shares	—	431.8		—	431.8
Profit and loss account	135.8	(431.9)	638.7	296.1	638.7
Other reserves	(272.9)	455.0	2,789.2	(182.1)	2,789.2

Shareholders’ funds, equity interests under IFRS	891.8	5,107.4	3,594.7	(5,980.9)	3,613.0
Minority interests	—	3.3	—	—	3.3

Shareholders’ funds, equity interests under IFRS	891.8	5,110.7	3,594.7	(5,980.9)	3,616.3

Adjustments to reconcile to U.S. GAAP
Non-current assets:
Goodwill	1,351.6	540.1	1,891.7	(1,891.7)	1,891.7
Deferred taxation	(2.5)	(6.6)	(9.1)	9.1	(9.1)
Current liabilities:
Accrual and other	3.6	12.5	16.1	(16.1)	16.1
Provisions – other	2.4	—	2.5	(2.5)	2.4

Shareholders’ equity under U.S. GAAP	2,246.9	5,656.7	5,495.9	(7,882.1)	5,517.4

Notes to the Financial Statements
Condensed Consolidating Statements of Income andReconciliations of Net Income from IFRS to U.S.GAAP

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2006
Revenues	793.4	1,621.2	—	—	2,414.6
Operating expenses	(568.1)	(1,042.7)	(18.4)	—	(1,629.2)

Operating profit	225.3	578.5	(18.4)	—	785.4
Other net expense	2.1	(46.5)	13.6	—	(30.8)

Profit before taxation	227.4	532.0	(4.8)	—	754.6
Taxation	(81.2)	(190.1)	7.5	—	(263.8)

Profit after taxation	146.2	341.9	2.7	—	490.8
Minority interests	—	(0.7)	—	—	(0.7)

Profit before share of profits of subsidiaries	146.2	341.2	2.7	—	490.1
Share of profits of subsidiaries	60.9	146.2	487.4	(694.5)	—

Net profit under IFRS (equity method)	207.1	487.4	490.1	(694.5)	490.1

U.S. GAAP adjustments:
Redundancy and reorganizations	(3.1)	(11.8)	—	—	(14.9)
Taxation	2.1	6.8	—	—	8.9
Retirement benefit plans	—	(7.1)	—	—	(7.1)
Other	(2.5)	—	—	—	(2.5)
Share of adjustment relating to subsidiaries	—	(3.5)	(15.6)	19.1	—

Net profit under U.S. GAAP	203.6	471.8	474.5	(675.4)	474.5

Condensed Consolidating Statement of Cash Flows andU.S. GAAP Cash Flow Information

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2006
Net cash inflow from operating activities	123.5	413.9	34.5	(65.2)	506.7
Net cash outflow from investing activities	(123.3)	(169.5)	8.5	—	(284.3)
Net cash outflow from financing activities	(10.0)	(225.0)	(14.1)	65.2	(183.9)

Increase in cash and cash equivalents	(9.8)	19.4	28.9	—	38.5

Annual Report 2006          121

Notes to the Financial Statements
Condensed Consolidating Statements of Income and Reconciliations of Net Income from IFRS to U.S. GAAP

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2005
Revenues	736.3	1,436.9	—	—	2,173.2
Operating expenses	(572.0)	(1,177.9)	1.3	—	(1,748.6)

Operating profit	164.3	259.0	1.3	—	424.6
Other net expense	(31.3)	(1.4)	(31.8)	—	(64.5)

Profit before taxation	133.0	257.6	(30.5)	—	360.1
Taxation	(42.6)	(103.1)	(1.0)	—	(146.7)

Profit after taxation	90.4	154.5	(31.5)	—	213.4
Minority interests	—	(1.2)	—	—	(1.2)

Profit before share of profits of subsidiaries	90.4	153.3	(31.5)	—	212.2
Share of profits of subsidiaries	67.6	90.4	243.7	(401.7)	—

Net profit under IFRS (equity method)	158.0	243.7	212.2	(401.7)	212.2

U.S. GAAP adjustments:
Redundancy and reorganizations	0.3	7.2	7.5	(7.5)	7.5
Taxation	1.3	(4.5)	(3.2)	3.2	(3.2)
Share-based payment	2.6	9.4	12.0	(12.0)	12.0
Other	(5.0)	—	(5.0)	5.0	(5.0)

Net profit under U.S. GAAP	157.2	255.8	223.5	(413.0)	223.5

Condensed Consolidating Statement of Cash Flows and
U.S. GAAP Cash Flow Information

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2005
Net cash inflow from operating activities	22.2	468.5	143.1	(203.7)	430.1
Net cash inflow from investing activities	(22.0)	(85.8)	138.7	—	30.9
Net cash outflow from financing activities	—	(208.8)	(281.8)	203.7	(286.9)

Increase in cash and cash equivalents	0.2	173.9	—	—	174.1

Notes to the Financial Statements
Condensed Consolidating Statements of Income and Reconciliations of Net Income from IFRS to U.S.GAAP

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2004
Revenues	787.7	1,336.8	—	—	2,124.5
Operating expenses	(962.9)	(1,076.4)	2.1	—	(2,037.2)

Operating profit	(175.2)	260.4	2.1	—	87.3
Other net expense	(34.2)	(8.6)	(5.5)	—	(48.3)

Profit before taxation	(209.4)	251.8	(3.4)	—	39.0
Taxation	31.0	(118.8)	13.1	—	(74.7)

Loss after taxation	(178.4)	133.0	9.7	—	(35.7)
Minority interests	—	(0.5)	—	—	(0.5)

Profit before share of profits of subsidiaries	(178.4)	132.5	9.7	—	(36.2)
Share of profits of subsidiaries	69.6	(178.4)	(45.9)	154.7	—

Net loss under IFRS (equity method)	(108.8)	(45.9)	(36.2)	154.7	(36.2)

U.S. GAAP adjustments:
Redundancy and reorganizations	(60.3)	(9.1)	(69.3)	69.3	(69.4)
Taxation	22.2	3.7	25.9	(25.9)	25.9
Share-based payment	0.1	1.4	1.5	(1.5)	1.5
Other	(4.2)	(3.5)	(7.8)	7.8	(7.7)

Net profit under U.S. GAAP	(151.0)	(53.4)	(85.9)	204.4	(85.9)

Condensed Consolidating Statement of Cash Flows
and U.S. GAAP Cash Flow Information

		Non-	AMVESCAP	Consolidated
	Guarantor	Guarantor	PLC Parent	Elimination	Consolidated
$ millions	Subsidiaries	Subsidiaries	Company	Entries	Total

2004
Net cash inflow from operating activities	110.6	398.2	155.6	(459.0)	205.4
Net cash outflow from investing activities	(33.5)	(39.8)	(129.2)	95.5	(107.0)
Net cash outflow from financing activities	(75.0)	(388.8)	(26.4)	363.5	(126.7)

Decrease in cash and cash equivalents	2.1	(30.4)	—	—	(28.3)

Annual Report 2006          123

Parent Balance Sheets

$ millions
Year Ended December 31,	Note	2006	2005

Non-current assets
Investments in subsidiaries	A	$5,540.6	$5,300.5
Current assets
Intercompany receivables		864.1	645.6
Other		6.5	6.7
Cash and cash equivalents		28.8	—

		899.4	652.3

Total assets		6,440.0	5,952.8

Non-current liabilities
Senior notes	19	(843.7)	(1,142.2)
Credit facility	19	(129.0)	(70.0)
Provisions	C	(3.0)	(31.8)
Other		(6.8)	—

		(982.5)	(1,244.0)
Current liabilities
Intercompany liabilities		(688.8)	(345.3)
Senior notes	19	(300.0)	—
Accruals and other creditors		(44.8)	(19.1)
Provisions		(34.5)	(12.8)

		(1,068.1)	(377.2)

Total liabilities		(2,050.6)	(1,621.2)

Net assets		$4,389.4	$4,331.6

Equity
Share capital	22	$83.2	$81.8
Share premium		205.1	85.0
Other reserves	E	3,563.9	3,596.8
Retained earnings		537.2	568.0

Total equity		$4,389.4	$4,331.6

The accompanying notes form part of these financial statements.
These financial statements were approved by the Board of Directors on March 23, 2007, and were signed on its behalf by:
Martin L. Flanagan
Loren M. Starr

Parent Statement of Changes in Equity

	Share		Other
	Capital	Share	Reserves	Retained
$ millions	(Note 22)	Premium	(Note E)	Earnings	Total

January 1, 2004	$354.0	$1,194.4	$2,060.5	$294.6	$3,903.5
Profit after taxation	—	—	—	356.4	356.4
Currency translation differences resulting from change in presentation currency	30.5	104.7	177.7	23.0	335.9
Currency translation differences on investments in overseas subsidiaries	—	—	8.4	—	8.4

Total equity before transactions with owners	384.5	1,299.1	2,246.6	674.0	4,604.2
Dividends	—	—	—	(130.9)	(130.9)
Acquisition of subsidiary	2.8	—	44.6	—	47.4
Exercise of options	0.7	7.2	—	—	7.9
Acquisition earn-out	—	0.1	—	—	0.1
Conversion of exchangeable shares into ordinary shares	0.9	38.7	—	—	39.6

December 31, 2004	$388.9	$1,345.1	$2,291.2	$543.1	$4,568.3

Profit after taxation	—	—	—	169.7	169.7
Currency translation differences resulting from change in presentation currency	(37.5)	(129.7)	(220.3)	(15.8)	(403.3)
Currency translation differences on investments in overseas subsidiaries	—	—	23.9	—	23.9

Total equity before transactions with owners	351.4	1,215.4	2,094.8	697.0	4,358.6
Dividends	—	—	—	(129.0)	(129.0)
Exercise of options	0.5	7.3	(0.1)	—	7.7
Acquisition earn-out	0.2	2.0	—	—	2.2
Conversion of exchangeable shares into ordinary shares	0.7	91.4	—	—	92.1
Redenomination of share capital (Note 22)	(271.0)	(1,231.1)	1,502.1	—	—

December 31, 2005	$81.8	$85.0	$3,596.8	$568.0	$4,331.6

Profit after taxation	—	—	—	64.9	64.9
Tax taken to/recycled from equity	—	—	(0.7)	—	(0.7)
Currency translation differences on investments in overseas subsidiaries	—	—	(32.2)	44.1	11.9

Total equity before transactions with owners	81.8	85.0	3,563.9	677.0	4,407.7
Dividends	—	—	—	(139.8)	(139.8)
Exercise of options	1.1	65.8	—	—	66.9
Acquisition earn-out	—	0.8	—	—	0.8
Conversion of exchangeable shares into ordinary shares	0.3	53.5	—	—	53.8

December 31, 2006	83.2	$205.1	$3,563.9	$537.2	$4,389.4

The accompanying notes form part of these financial statements.
Annual Report 2006          125

Parent Cash Flow Statements

$ millions
Year Ended December 31,	Notes	2006	2005	2004

Operating Activities:
Profit/(Loss) for the period attributed to equityholders		$64.9	$169.7	$356.4
Adjustments to reconcile profit to net cash provided by operating activities:
Decrease/(Increase) in receivables		1.7	2.2	(201.4)
(Decrease)/Increase in payables		(29.3)	(28.1)	—
Gain on disposal of capital investments		(1.3)	(0.7)	(0.6)
Decrease/(Increase) in current investments		—	—	1.2

Net cash inflow from operating activities		36.0	143.1	155.6

Investing Activities:
Disposal of long-term investments		8.4	138.7	39.6
Purchases of shares held by employee share ownership trusts		—	—	(95.5)
Acquisitions of businesses (2004: net of cash acquired of $4.8 million)		(1.4)	—	(73.3)

Net cash inflow from investing activities		7.0	138.7	(129.2)

Financing Activities:
Issues of ordinary share capital		66.6	7.7	7.9
Dividends paid		(139.8)	(129.0)	(130.9)
Credit facility, net	19, 21	59.0	(81.0)	(79.0)
Issuance of senior notes	19, 21	—	—	496.1
Repayment of loans	19, 21	—	(79.5)	(320.5)

Net cash outflow from financing activities		(14.2)	(281.8)	(26.4)

Increase in cash and cash equivalents		$28.8	$—	$—
Cash and cash equivalents, beginning of year		—	—	—

Cash and cash equivalents, end of year		$28.8	$—	$—

Supplemental Cash Flow Information:
Interest paid		$(84.9)	$(72.9)	$(77.4)
Interest received		$68.1	$45.6	$69.3
Dividends received		$62.2	$201.0	$346.5
Taxes received		$—	$0.3	$13.0

The accompanying notes form part of these financial statements.

Notes to the Parent Financial Statements
Note A
NON-CURRENT INVESTMENTS

			Investment
			in Employee
			Share
	Shares in	Loans to	Ownership
	Subsidiary	Subsidiary	Trusts
$ millions	Undertakings	Undertakings	(Note 22)	Total

Cost:
January 1, 2006	4,621.3	326.2	413.5	5,361.0
Foreign exchange	—	26.2	—	26.2
Additions	247.3	—	189.1	436.4
Disposals	(221.7)	—	(0.8)	(222.5)
Transfers	—	—	—	—

December 31, 2006	4,646.9	352.4	601.8	5,601.1

Provisions against investments:
January 1, 2006	(60.5)	—	—	(60.5)
Foreign exchange	—	—	—	—
Transfers	—	—	—	—

December 31, 2006	(60.5)	—	—	(60.5)

Net book value:
January 1, 2006	4,560.8	326.2	413.5	5,300.5

December 31, 2006	4,586.4	352.4	601.8	5,540.6

The principal operating companies, which are all held through intermediate holding companies, are set out in the Company Directory. The holdings in all U.K. subsidiaries (which are all registered in England and Wales) consist of ordinary and/or preference shares. In the case of U.S. subsidiaries, the holdings are of common stock. All material holdings are of 100% of the equity capital, and the country of incorporation and the country in which the subsidiary operates is the same as shown in its address.
Note B
RELATED PARTY TRANSACTIONS
The Parent engages in intercompany transactions with its subsidiaries which are all related to the company’s tax and treasury management processes. As of December 31, 2006, the Parent had $864.1 million in receivables from subsidiaries (2005: $645.6 million). As of December 31, 2006, the Parent had payables to its subsidiaries of $688.8 million (2005: $345.3 million).
Annual Report 2006          127

Notes to the Parent Financial Statements
Note C

PROVISIONS

$ millions

January 1, 2006
Current	12.8
Non-current	31.8

Total	44.6
Cash paid	(1.4)
Shares issued	(0.8)
Reduction in earn-out provision	(5.6)
Foreign exchange	0.7

December 31, 2006	37.5

Current	34.5
Non-Current	3.0

Total	37.5

Acquisition provisions include the following:
•	$27.9 million earn-out provision established for the acquisition of Stein Roe Asset Management LLC. The third anniversary earn-out consideration will fall due during 2007 and will be satisfied by the issuance of shares and the payment of cash. The full amount is included in current provisions.

•	$6.6 million deferred acquisition provision to be paid in 2007 relates to the acquisition of the real estate asset management business of Hypo und Vereinsbank in 2003.

$ millions

January 1, 2005	52.7
Reduction in earn-out provision	(6.6)
Foreign exchange	(1.5)

December 31, 2005	44.6

Note D

REDENOMINATION OF SHARE CAPITAL AND CHANGE IN FUNCTIONAL CURRENCY
As discussed in Note 22, effective December 8, 2005, the ordinary share capital of the Parent was redenominated from 25 pence per share to 10 cents per share implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act 1985. This event marked the culmination of a series of changes in the Parent, which began with the acquisition of A I M Management Group Inc. that supported the change in the functional currency from sterling to the U.S. dollar. The primary currency in which the Parent funds its transactions and obtains its financing is the U.S. dollar.

Notes to the Parent Financial Statements
Note E
RESERVES

							Cancellation
			Capital				of Share		Total
	Tax	Warrant	Redemption	Currency	Merger	Goodwill	Premium	Special	Other
$ millions	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Account	Reserve	Reserves

January 1, 2004	—	6.0	7.0	—	1,964.4	4.5	78.6	—	2,060.5
Currency translation differences resulting from change in pre- sentation currency	—	0.5	0.6	—	169.8	—	6.8	—	177.7

Currency translation differences on investments in overseas subsidiaries	—	—	—	8.3	—	0.1	—	—	8.4

Acquisition of subsidiary	—	—	—	—	44.6	—	—	—	44.6

December 31, 2004	—	6.5	7.6	8.3	2,178.8	4.6	85.4	—	2,291.2

Currency translation differences resulting from change in presentation currency	—	(0.6)	(0.7)	—	(210.3)	(0.5)	(8.2)	—	(220.3)

Currency translation differences on investments in overseas subsidiaries	—	—	—	23.9	—	—	—	—	23.9
Exercise of options	—	(0.1)	—	—	—	—	—	—	(0.1)
Redenomination of share capital	—	—	—	—	—	—	—	1,502.1	1,502.1

December 31, 2005	—	5.8	6.9	32.2	1,968.5	4.1	77.2	1,502.1	3,596.8

Currency translation differences on investments in overseas subsidiaries	—	—	—	(32.2)	—	—	—	—	(32.2)
Tax taken to/recycled from equity	(0.7)	—	—	—	—	—	—	—	(0.7)

December 31, 2006	(0.7)	5.8	6.9	—	1,968.5	4.1	77.2	1,502.1	3,563.9

Annual Report 2006          129

Five-Year Summary
The following tables present selected consolidated financial information of AMVESCAP as of and for each of the five fiscal years in the period ended December 31, 2006. The financial statement information as of and for each of the years in the five-year period ended December 31, 2006 has been derived from our audited Consolidated Financial Statements in the “Financials” section of this annual report. The Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the Companies Act 1985, as amended (the “Companies Act”), which differ in certain respects from U.S. generally accepted accounting principles (U.S. GAAP). Previously the company followed generally accepted accounting practice in the United Kingdom (U.K. GAAP), which also differs in certain respects from U.S. GAAP, and accordingly the selected financial data for the years ended December 31, 2003 and 2002 presented below has been derived from U.K. GAAP Consolidated Financial Statements, which are not comparable to the information prepared in accordance with IFRS. For a discussion of the principal differences and reconciliations between IFRS and U.S. GAAP, see “Financial Overview” and Note 32 to the Consolidated Financial Statements, included elsewhere herein. The selected consolidated financial information should be read together with the Consolidated Financial Statements and related notes beginning on page 69 of this annual report and the “Financial Overview,” included elsewhere herein.
The presentation currency of the company changed from pounds sterling to U.S. dollars effective December 8, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 31 to the Consolidated Financial Statements, included elsewhere herein. For the foreign exchange rates used in the presentation of the years 2003 and 2002, see footnote 4 on page 133. We publish our Consolidated Financial Statements in U.S. dollars. References in this annual report to “U.S. dollars,” “$” or “cents” are to United States currency and references to “pounds sterling,” “£,” “pence” or “p” are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on our results is contained in “Financial Overview,” included elsewhere herein.

Five-Year Summary
Amounts in accordance with IFRS:

$ millions, except per share data
Year Ended December 31, (1)	2006	2005	2004

Profit and loss data:
Total Revenues	3,241.4	2,879.2	2,757.5
Third-party distribution, service and advisory fees	(826.8)	(706.0)	(633.0)

Net Revenues	2,414.6	2,173.2	2,124.5
Operating profit	785.4	424.6	87.3
Profit before taxation	754.6	360.1	39.0
Profit/(loss) after taxation	490.8	213.4	(35.7)
Earnings per share:
– basic	0.62	0.27	(0.05)
– diluted	0.60	0.26	(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004) (2):
– basic	0.62	0.34	0.35
– diluted	0.60	0.34	0.35
Balance sheet data:
Net current assets	(85.6)	149.7	13.6
Goodwill	5,006.6	4,213.6	4,317.4
Total assets	9,292.0	7,584.4	7,419.6
Current maturities of debt	300.0	10.0	79.5
Long-term debt — recourse	972.7	1,212.2	1,302.2
Capital and reserves	4,275.1	3,616.3	3,542.9
Other data:
Cash provided by operations	506.7	430.1	205.4
Total dividends	143.6	134.1	135.7
Dividends per share(5)	0.181	0.173	0.139

Footnotes related to this table are located on page 133.
Annual Report 2006           131

Five-Year Summary
Amounts in Accordance with U.K. GAAP:

$ millions, except per share data
Year ended December 31, (1,4)	2003	2002

Profit and loss data:
Total Revenues	2,342.0	2,408.5
Third-party distribution, service and advisory fees	(440.9)	(394.5)

Net Revenues	1,901.1	2,014.0
Operating profit	124.0	215.2
Profit before taxation	57.7	145.5
Profit/(Loss) after taxation	(29.7)	18.8
Earnings per share:
– basic	(0.04)	0.02
– diluted	(0.04)	0.02
Earnings per share before goodwill amortization and exceptional items (3):
– basic	0.39	0.41
– diluted	0.38	0.41
Balance sheet data:
Net current assets	404.5	26.4
Goodwill	4,262.9	4,070.0
Total assets	6,986.8	6,399.3
Current maturities of debt	—	355.5
Long-term debt — recourse	1,290.3	953.5
Capital and reserves	3,650.2	3,399.6
Other data:
Cash provided by operations	558.8	669.3
Total dividends	161.4	145.4
Dividends per share(5)	0.189	0.172

Footnotes related to this table are located on page 133.
Amounts in Accordance with U.S. GAAP:

$ millions, except per share data
Year Ended December 31, (1,4)	2006	2005	2004	2003	2002

Profit and loss data *:
Net income/(loss)	474.5	223.6	(85.9)	229.6	242.8
Earnings per share:
– basic	0.60	0.28	(0.11)	0.29	0.30
– diluted	0.58	0.28	(0.11)	0.28	0.30
Balance sheet data:
Goodwill	6,487.4	6,105.3	6,265.9	6,156.8	5,680.8
Total assets	10,704.6	9,467.0	9,382.9	9,188.5	8,394.0
Total long-term debt — recourse	1,272.7	1,222.2	1,381.6	1,290.3	1,309.0
Total long-term debt — non-recourse	—	—	—	180.3	308.6
Capital and reserves	6,168.9	5,514.1	5,519.7	5,717.3	5,139.5

*	Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004) are non-GAAP measures that are not permissible under U.S. GAAP and accordingly are not presented in the table above. See Note 32 to the Consolidated Financial Statements for a reconciliation of Profit (Loss) after minority interests under IFRS to Net income under U.S. GAAP and a reconciliation of Shareholders’ funds, equity interests, under IFRS to Shareholders’ equity under U.S. GAAP.

Five-year Summary
Other Information:

Year Ended December 31,	2006	2005	2004	2003	2002

Assets under management ($ billions)	462.6	386.3	382.1	370.6	332.6
Headcount at December 31 (units)	5,574	5,798	6,693	6,747	7,581
Total ordinary shares outstanding (millions)	831.9	818.1	810.7	801.1	794.5

(1)	Includes financial data attributable to acquired businesses from the respective dates of purchase and gives effect to businesses disposed of from the respective dates of disposition. See “Financial Overview,” included elsewhere herein.

(2)	We believe profit after taxation before the restructuring charge (2005) and the U.S. regulatory settlement (2004) is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of our year-by-year performance. This measure should be evaluated in the context of our IFRS results. See Note 3 to our Consolidated Financial Statements for a discussion of the restructuring charge and the U.S. regulatory settlement charge that have been eliminated from our operating profit for the years ended December 31, 2005 and 2004. Reconciliations of earnings per share to earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are presented below.

(3)	We believe that when presenting U.K. GAAP results, operating profit before goodwill amortization and exceptional items is a more appropriate income amount for presentation, and profit after taxation before goodwill amortization and exceptional items is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of our year-by-year performance. These measures should be evaluated in the context of our U.K. GAAP results. The U.K. GAAP income statements for the years ended December 31, 2003 and 2002 included the following exceptional items:

$ millions
Year Ended December 31,	2003	2002

Redundancy and reorganization	81.3	69.8
U.S. regulatory investigation	30.7	–
Acquisition retention costs	3.9	–
Onerous lease costs	16.0	8.0
Other*	12.0	30.9

	143.9	108.7

*	Includes information technology-related costs and costs related to certain terminated initiatives. Reconciliations of operating profit to operating profit before goodwill amortization and exceptional items (2003 and 2002) are presented below. Reconciliations of earnings per share to earnings per share before goodwill amortization and exceptional items (2003 and 2002) are presented below.

(4)	In presenting the financial information for the years 2003 and 2002, the period-end prevailing U.S. dollar exchange rates were used to translate the balance sheet selected financial data from sterling to U.S. dollars, and the average prevailing U.S. dollar exchange rates for the applicable periods were used to translate the profit and loss selected financial data from sterling to U.S. dollars, as presented below:
2003 - period-end: .57, average: .61
2002 - period-end: .62, average: .67

(5)	Prior to the interim dividend declaration for 2006, cash dividends were declared in sterling. Prior periods presented in these tables reflect translations from sterling to U.S. dollars using the foreign exchange rates outlined in Note 31 to the Consolidated Financial Statements and in footnote 4 to these tables.
Annual Report 2006           133

Five-Year Summary
Reconciliation Between Earnings per Share Before the Restructuring Charge (2005) and the U.S. Regulatory Settlement (2004) and Earnings per Share:

$ millions, except per share data
Year Ended December 31, (1)	2005 (2)	2004

Basic earnings per share	$0.27	$(0.05)

Diluted earnings per share	$0.26	$(0.05)

Profit/(Loss) after taxation	$213.4	$(35.7)
Minority interests	(1.2)	(0.5)
Restructuring charge (2)	75.7	—
U.S. regulatory settlement (2)	—	413.2
Restructuring charge (2005) and U.S. regulatory settlement (2004) (2) — tax benefit	(17.4)	(95.0)

Profit after taxation before the restructuring charge (2005) and U.S. regulatory settlement (2004) (2)	$270.5	$282.0

Weighted average number of shares
Basic	794.0	802.2
Diluted	805.1	806.7

Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004) (2):
– basic	$0.34	$0.35
– diluted	$0.34	$0.35

Footnotes related to this table are located on page 133.
Reconciliation Between Earnings per Share Before Goodwill Amortization and Exceptional Items and Earnings per Share:

$ millions, except per share data
Year Ended December 31, (1)	2003	2002

Basic earnings per share	$(0.04)	$0.02

Diluted earnings per share	$(0.04)	$0.02

(Loss)/Profit after taxation	$(29.7)	$18.8
Goodwill amortization (3)	244.3	225.0
Exceptional items (3)	143.9	108.7
Exceptional items (3) — tax benefit	(49.2)	(20.2)

Profit after taxation before goodwill amortization and exceptional items (3)	$309.3	$332.3

Weighted average number of shares
Basic	802.9	810.0
Diluted	810.4	819.5

Earnings per share before goodwill amortization and exceptional items (3)
– basic	$0.39	$0.41
– diluted	$0.38	$0.41

Footnotes related to this table are located on page 133.

Five-Year Summary
Reconciliation Between Operating Profit Before the Restructuring Charge (2005) and the U.S. Regulatory Settlement (2004) and Operating Profit:

$ millions
Year Ended December 31, (1)	2005	2004

Operating profit	$424.6	$87.3
Restructuring charge (2)	75.7	—
U.S. regulatory settlement (2)	—	413.2

Operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004)	$500.3	$500.5

Footnotes related to this table are located on page 133.
Management excludes from its evaluation of the business the effects of any one-time, non-recurring items that are unusual due to their size or incidence so that the underlying results and performance of the company can be compared against both budgeted/forecasted results and historical results. The company had no such unusual, non-recurring items in 2006; however, the 2005 restructuring charge and the 2004 U.S. regulatory settlement charge are examples of such items that were accordingly excluded from the calculation of total operating expenses and operating profit. Including these costs within the company’s total operating expenses or operating profit would inflate the company’s expense base thereby impairing the company’s ability to forecast future cost levels. Excluding these items allows management to analyze these measures, including all relevant recurring items, using equivalent operating metrics from year to year. The significant limitation associated with excluding such items from these measures is that it results in measures that differ from total operating expenses and operating profit, respectively, as presented in the financial statements for those years. The company compensates for this limitation by preparing reconciliations to the more established measures and also detailed cash flow statements inclusive of items related to the restructuring and the U.S. regulatory settlement.
Management uses total operating expenses and operating profit exclusive of one-time, non-recurring items as performance and cash flow metrics for internal monitoring and planning purposes, including the preparation of annual operating budget and monthly operating reviews, as well as to facilitate analysis of future investment decisions. In addition, these metrics are important to allow management to evaluate profitability and make performance trend comparisons between the company and its competitors. Further, the company believes these metrics are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.
Reconciliation Between Operating Profit Before Goodwill Amortization and Exceptional Items and Operating Profit:

$ millions
Year Ended December 31, (1)	2003	2002

Operating profit	$124.0	$215.2
Goodwill amortization (3)	244.3	225.0
Exceptional items (3)	143.9	108.7

Operating profit before goodwill amortization and exceptional items (3)	$512.2	$548.9

Footnotes related to this table are located on page 133.
Annual Report 2006            135

Summary Quarterly Information

$ millions, except per share data
Three Months Ended	March 31	June 30	September 30	December 31

2006
Revenues
Management	$620.1	$625.9	$641.7	$722.0
Service and distribution	135.6	133.0	130.8	135.5
Other	27.3	29.4	18.8	21.3

Total Revenues	783.0	788.3	791.3	878.8
Third-party distribution, service and advisory fees	(198.9)	(200.2)	(204.2)	(223.5)

Net Revenues	584.1	588.1	587.1	655.3

Operating Expenses
Compensation	253.4	251.4	288.3	268.6
Marketing	36.2	35.6	31.6	37.2
Property and office	27.0	27.0	27.1	28.6
Technology and telecommunications	32.1	30.1	30.5	30.5
General and administrative	48.8	52.3	52.8	40.1

Total Operating Expenses	397.5	396.4	430.3	405.0

Operating profit	186.6	191.7	156.8	250.3

Other net income/(expense)	(14.9)	(7.5)	(6.3)	(2.1)

Profit before taxation	171.7	184.2	150.5	248.2
Taxation	(63.4)	(66.8)	(48.3)	(85.3)

Profit after taxation	$108.3	$117.4	$102.2	$162.9

Earnings per share:
– basic	$0.14	$0.15	$0.13	$0.21
– diluted	$0.13	$0.15	$0.13	$0.20

Net operating margin †	31.9%	32.6%	26.7%	38.2%

Assets under management at period end ($ billions)	410.9	413.8	440.6	462.6
Headcount (units)	5,586	5,485	5,499	5,574

†	Net operating margin is equal to operating profit divided by net revenues.

Summary Quarterly Information

$ millions, except per share data
Three Months Ended	March 31	June 30	September 30	December 31

2005
Revenues
Management	$541.8	$542.5	$555.7	$573.6
Service and distribution	142.4	140.5	125.9	129.3
Other	25.9	34.8	35.0	31.7

Total Revenues	710.1	717.8	716.6	734.6
Third-party distribution, service and advisory fees	(172.3)	(170.0)	(180.4)	(183.2)

Net Revenues	537.8	547.8	536.2	551.4

Operating Expenses
Compensation	254.9	259.1	267.3	263.4
Marketing	39.6	38.2	28.2	33.6
Property and office	31.3	31.1	40.9	26.9
Technology and telecommunications	37.0	36.9	33.4	31.6
General and administrative	45.8	48.6	53.3	71.8
Restructuring charge	—	—	—	75.7

Total Operating Expenses	408.6	413.9	423.1	503.0

Operating profit	129.2	133.9	113.1	48.4

Other net income/(expense)	(18.4)	(22.3)	6.0	(29.8)

Profit before taxation	110.8	111.6	119.1	18.6
Taxation	(39.6)	(39.9)	(43.8)	(23.4)

Profit/(Loss) after taxation	$71.2	$71.7	$75.3	$(4.8)

Earnings per share:
– basic and diluted	$0.09	$0.09	$0.09	$(0.01)

Earnings per share before restructuring charge †:
– basic and diluted	$0.09	$0.09	$0.09	$0.07
Net operating margin †	24.0%	24.4%	21.1%	22.5%

Assets under management at period end ($ billions)	375.4	373.2	380.5	386.3
Headcount (units)	6,586	6,519	5,983	5,798

†	Net operating margin is equal to operating profit before the restructuring charge divided by net revenues. See “Five-Year Summary” for reconciliations of operating profit and earnings per share before the restructuring charge to operating profit and earnings per share and important additional disclosures.
Annual Report 2006            137

Shareholder Information
Investor Information
Documents on Display
We are subject to the informational requirements of the U.S. Securities and Exchange Commission applicable to foreign private issuers and fulfill the obligation by fling with or furnishing reports to the SEC. You may read and copy any document we file with or furnish to the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may also be obtained via the SEC’s Web site at www.sec.gov and by mail from the Public Reference Branch of the SEC at the above address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.
Share Price Information
The latest information on the AMVESCAP PLC share price is available on various financial information Web sites. The share price is also reported in a number of major news publications in London, New York and Toronto, and in other newspapers throughout the world.
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
We also have Exchangeable Shares which were issued by one of our subsidiaries and are listed for trading on The Toronto Stock Exchange under the symbol “AVZ.” Voting rights of holders of Exchangeable Shares and a description of the Exchangeable Shares are set forth in “Memorandum and Articles of Association – Rights attaching to our shares” below.
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

Shareholder Information

				American Depositary
		Ordinary Shares		Shares (1)
		High	Low	High	Low

February	2007	662.00p	585.50p	$25.97	$23.74
January	2007	633.00p	581.50p	$24.96	$22.77
December	2006	606.00p	534.50p	$24.65	$21.49
November	2006	615.00p	533.00p	$23.26	$21.16
October	2006	643.50p	569.50p	$23.90	$22.00
September	2006	585.00p	517.75p	$22.06	$19.73

				American Depositary
		Ordinary Shares		Shares (1)
		High	Low	High	Low

Fourth Quarter	2006	643.50p	533.00p	$24.65	$21.16
Third Quarter	2006	585.00p	453.00p	$22.06	$16.84
Second Quarter	2006	633.00p	441.50p	$23.01	$16.63
First Quarter	2006	581.00p	438.50p	$20.33	$15.87
Fourth Quarter	2005	449.75p	325.00p	$15.87	$11.58
Third Quarter	2005	434.00p	330.50p	$15.47	$12.14
Second Quarter	2005	347.75p	293.00p	$12.86	$11.21
First Quarter	2005	372.75p	305.75p	$14.06	$11.73

			American Depositary
	Ordinary Shares		Shares (1)
	High	Low	High	Low

2006	643.50p	438.50p	$24.65	$15.87
2005	449.75p	293.00p	$15.87	$11.21
2004	464.00p	257.50p	$17.28	$9.81
2003	570.00p	231.00p	$18.04	$7.92
2002	1,120.00p	239.00p	$31.10	$7.98

(1)	One American Depositary Share represents two Ordinary Shares.
Important Information Regarding Dividend Payments
Commencing from the announcement of the 2006 interim results, AMVESCAP declares dividends in U.S. dollars. The sterling conversion rate will be announced at that time (as a guide only), with the final conversion rate being set on the dividend record date. The payment of the dividend will be in sterling, unless shareholders elect to receive their dividends in U.S. dollars. Elections to receive the dividend payment in U.S. dollars must be received no later than the record date for payment. Copies of the forms of election can be obtained from Capita Registrars or from our Web site at www.amvescap.com.
Annual Report 2006            139

Shareholder Information
Major Shareholders
The following table discloses, as of February 28, 2007, the number of Ordinary Shares beneficially owned by each person whom we know to be a beneficial owner of 3% or more of our outstanding Ordinary Shares:

	Shares Beneficially Owned and Percentage of Class (1,2)
		Percent of Outstanding
	Ordinary Shares	Ordinary Shares

Franklin Resources Inc., and its affiliates	60,110,981	7.18
Robert H. Graham (3)	25,299,925	3.02
Legal and General Investment Management	27,905,563	3.33

(1)	Ordinary Shares include shares held as American Depositary Shares. In computing the number of shares beneficially owned by a person, as required by General Instruction F to Form 20-F, each person is also considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement, including by exchange of Exchangeable Shares. In computing percentage ownership, the securities that such person has the right to acquire within 60 days are, as to such beneficial owner, deemed outstanding; these shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Major shareholders do not have different voting rights from owners of less than 3% of our Ordinary Shares.

(3)	Assumes exercise and retention of 900,000 share options having the right to be acquired within 60 days of February 28, 2007.
A total of 837,290,748 Ordinary Shares were issued and outstanding on February 28, 2007, of which 5,534,595 Ordinary Shares were held of record by holders in the U.S. (excluding shares held in American Depositary Receipt form) and 97,636,028 Ordinary Shares were represented by American Depositary Shares evidenced by American Depositary Receipts issued by the Depositary. On February 28, 2007, the number of holders of record of the Ordinary Shares was 11,369, the number of holders of record of Ordinary Shares in the U.S. was 122 and the number of registered holders of the American Depositary Shares was 39. Because certain of these Ordinary Shares and American Depositary Shares were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.
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
The following discussion summarizes certain provisions of our Articles of Association and the U.K. Companies Acts 1985 and 2006, and should be read in conjunction with the Memorandum of Association and the Articles of Association, which are attached as exhibits to our Form 20-F fled with the SEC. The Companies Act 2006 will largely repeal prior legislation, including the Companies Act 1985. Although the new statute formally became law in November 2006, most of its provisions have not yet come into effect, and full implementation may not occur until October of 2008. Consequently, the discussion below addresses provisions of both the Companies Act 1985 and the Companies Act 2006, and it refers to them together as the “Companies Acts.” Our Articles of Association contain, among other things, provisions to the following effect:

Shareholder Information
Directors
Each director is required to retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected. We calculate the directors’ retirement schedules prior to each annual general meeting based on director retirements during the past 12 months and the date each director was last elected.
Under the Companies Acts, directors who are interested in any contract or proposed contract with the company must declare the nature of such interest to the other directors. Other than as described below, a director cannot vote in respect of any contract or arrangement in which he has any interest that, when aggregated with the interests of persons connected to him (as defined in the Companies Acts), is to his knowledge material, other than by virtue of his interest in our securities. A director will not be counted in the quorum at the meeting in relation to the resolution on which he is not permitted to vote. A director can vote on resolutions concerning (i) debt obligations incurred by him for us, (ii) securities offerings in which he is interested as an underwriting participant, (iii) proposals relating to any company in which he or any person connected to him is interested, provided he or any persons connected to him beneficially own less than 1% of such company, (iv) proposals relating to certain retirement benefit plans and certain employee share participation plans and (v) proposals concerning the purchase and maintenance of insurance for the benefit of directors, indemnities in favor of directors, funding of expenses of directors to defend themselves in litigation, and any action taken to enable a director to avoid such expenditures. A director cannot vote or be counted in the quorum on any resolution regarding his appointment as an office-holder, including fixing or varying the terms of his appointment or termination. Remuneration of nonexecutive directors is determined by the Board as a whole. Remuneration of executive directors is determined by the Remuneration Committee, which is composed solely of independent non-executive directors.
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
Under the Companies Act 1985, although directors may serve on the Board beyond their 70th birthday, any director over the age of 70 years who is seeking re-election will be required to do so on an annual basis. Directors are not required to hold shares of our stock as a qualification for office.
Rights Attaching to Our Ordinary Shares
The Companies Acts provide that an annual general meeting must be held each year with no more than 15 months elapsing since the date of the preceding annual general meeting. Subject to this requirement, the Board may determine when to hold the annual general meeting, and may call extraordinary meetings when it thinks appropriate. Extraordinary meetings may also be requisitioned by shareholders in accordance with the provisions of our Articles of Association and the Companies Acts. Each holder of ordinary shares who is entered on the register as of the time fixed by the company with respect to the meeting has the right to attend and vote at general meetings of shareholders.
Notwithstanding the foregoing, and unless the Board otherwise determines, a shareholder may not be present or vote at a meeting in respect of his shares, and will not be counted in the quorum for such meeting, if he owes any amount to us for the purchase of his shares. In addition, if a shareholder does not comply within the specified time period with a section 793 request (as defined below under Disclosure of Interests in Shares) made by us, the directors may suspend the shareholder’s right to attend meetings or vote his shares.
Subject to any special voting rights, and if all shares owned have been fully paid for, every shareholder who is present in person at a vote conducted on a show of hands shall have one vote on the matter voted upon, without regard to the number of Ordinary Shares owned by such shareholder. Where a vote is conducted on a poll, every shareholder who is present in person or by proxy has one vote for every four Ordinary Shares held by such shareholder. Where a vote is conducted on a poll, every shareholder who is present in person or by proxy but whose Ordinary Shares are not fully paid up has one vote for every US$0.40 in the aggregate paid up in respect of the nominal amount of Ordinary Shares held. All Ordinary Shares are currently fully paid up.
Annual Report 2006            141

Shareholder Information
Rights Attaching to Our Exchangeable Shares and Our Special Voting Share
The special voting share, par value 25 pence, that we issued in connection with the issuance of Exchangeable Shares by one of our subsidiaries (the “Special Voting Share”), has one vote in addition to any votes that may be cast by holders of Exchangeable Shares (other than the company). On a poll, the holder of the Special Voting Share has one vote for every four Exchangeable Shares that have been voted by holders of such Exchangeable Shares (other than the company). A holder of Exchangeable Shares (other than the company) can instruct the holder of the Special Voting Share to appoint the relevant holder of the Exchangeable Shares as proxy to attend meetings on behalf of his own interests in the Exchangeable Shares. We may not issue any special voting shares in addition to the Special Voting Share without the approval of the holder of such share. When no Exchangeable Shares are outstanding (other than those held by the company), the Special Voting Share will automatically be redeemed and cancelled. Otherwise, the Special Voting Share is not subject to redemption by us or by the holder of such share.
Rights Attaching to Our Deferred Sterling Shares
In connection with the redenomination of our ordinary share capital from sterling into U.S. dollars in December 2005, we issued 50,000 Preference Shares of £1 each (the “Preference Shares”) to our financial advisor in order to maintain our status as a public limited company under applicable U.K. law. The Preference Shares entitled the holder to receive a monthly dividend at an annual rate of 7% per annum on the nominal value of the shares (the “Preference Dividend”). Pursuant to Article 7 of our Articles of Association, upon the payment of a special dividend of £50,000 in aggregate to the holder of the Preference Shares (the “Special Dividend”) together with any Preference Dividend due, which payment we made on December 15, 2005, the Preference Shares were redesignated “Deferred Sterling Shares” and the rights of the holder(s) of the Deferred Sterling Shares were altered such that (i) they are no longer entitled to receive any dividends or distributions, (ii) they do not have any entitlement to participate in the assets of the company (including on a winding-up), (iii) they are no longer entitled to receive any notice of general meetings or to attend or vote at general meetings, and (iv) the company is deemed to have an irrevocable authority at any time: (x) to appoint any person to transfer the Deferred Sterling Shares for no consideration to any persons the company may determine; and/or (y) to redeem the Deferred Sterling Shares for no consideration by giving seven days’ notice to the holders of the Deferred Sterling Shares.
General Provisions Relating to Shareholder Meetings
Save in limited circumstances, under our Articles of Association three shareholders present in person or by proxy and entitled to vote are required to constitute a quorum at general meetings of shareholders. Shareholders are permitted to pass resolutions by written consent, but only on a unanimous basis and only where the Companies Acts do not require a meeting to be held.
An annual general meeting and an extraordinary general meeting called for the passing of a special resolution need to be called by not less than 21 days’ notice in writing and all other extraordinary general meetings by not less than 14 days’ notice in writing.
Disclosure of Interests in Shares
There are no provisions in our Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of our shares are required to make disclosure of their ownership percentage, although such requirements exist under the rules of the U.K. Financial Services Authority relating to disclosure, transparency and corporate governance made in accordance with section 73A of the Financial Services and Markets Act 2000 (the “Disclosure and Transparency Rules”).
The basic disclosure requirement under the Disclosure and Transparency Rules requires a person to notify the company of the percentage that he holds of the company’s voting rights if the percentage that he holds as a shareholder or through direct or indirect holding of financial instruments reaches, exceeds or falls below 3% and each 1% threshold thereafter up to 100%.
Section 793 of the Companies Act 2006 entitles the company to send a notice in writing to a person that it believes holds shares in the company requesting that such person confirm whether he holds shares in the company and, if he does, provide certain information in relation to such shareholding (a “section 793 request”).

Shareholder Information
Pre-Emption Rights
Under section 80 of the Companies Act 1985, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. “Relevant securities” as defined in the Companies Act 1985 include Ordinary Shares or securities convertible into Ordinary Shares. In addition, section 89 of the Companies Act 1985 imposes further restrictions on the issuance of equity securities (as defined in the Companies Act 1985, which include the Ordinary Shares and securities convertible into Ordinary Shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. However, shareholders may authorize directors to allot relevant securities and equity securities for cash up to a specified amount and free of the restriction in section 89. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to approximately one-third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.
Modification of Class Rights
Subject to the provisions of the Companies Acts, all or any of the rights and privileges attaching to any class of share may be altered with the consent in writing of the holders of not less than 75% in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of such class of shares. At every such meeting, all of the provisions of our Articles of Association relating to proceedings at a general meeting apply, except that the quorum is two persons holding at least one-third in nominal value of the issued shares of that class and that each person shall be entitled on a poll to one vote for every share of the class held by him.
Dividends and Entitlement to Any Surplus in the Event of Liquidation
The company may declare such dividends out of the profits available for distribution as may be determined pursuant to the relevant accounting standards and the Companies Acts, provided that no dividend may exceed the amount recommended by the Board. The Board may also pay shareholders such interim dividends as appear to be justified by the profits of the company. Before recommending dividends, the Board can set aside sums as a reserve for special purposes. The Board can deduct from any dividend payable to any shareholder sums payable by him to us. The dividend payable by us will not bear interest. If dividends remain unclaimed for one year after being declared, we can utilize the dividend money until claimed. All dividends unclaimed for a period of twelve years after having been declared will be forfeited and revert to us. Every dividend shall be paid to shareholders of record on the record date. The Special Voting Share does not carry any right to receive dividends or distributions.
Where a shareholder holds greater than 0.25% of a class of issued shares and where that shareholder has not complied with a section 793 request within the specified period, the Board may in its absolute discretion direct that such shareholder shall not be entitled to receive any dividends on shares held by him until the requested information is provided.
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
Restrictions on our ability to declare and pay dividends are described in “Financial Overview – Liquidity and Capital Resources,” included elsewhere herein.
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
Redemption
Subject to the provisions of the Companies Acts, any shares may be issued on terms that they may be redeemed on such terms and in such manner as may be provided by the Articles of Association.
Annual Report 2006            143

Shareholder Information
Calls on Shares
The Board may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares subject to the terms of their allotment. A call may be revoked or postponed in whole or part as the Board may determine. All shares are currently fully paid up.
Material Contracts
The contract described below (not being a contract entered into in the ordinary course of business) has been entered into by us and/or our subsidiaries within two years prior to the fling of our Form 20-F with the SEC and, as of the date of this document, contains provisions under which we or one or more of our subsidiaries have an obligation or entitlement which is or may be material to us. This discussion should be read in conjunction with the agreement described below, which was fled as an exhibit to the Form 20-F for 2005.
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
2.	a grant of a further 2,500,000 restricted ordinary shares which will vest ratably upon the attainment of cumulative earnings-per-share (EPS) growth targets reflecting a compound growth rate of between 10% and 15% per annum over a base EPS figure during a three-year period. The base EPS for the purpose of this calculation is the average of 2004 and 2005 EPS adjusted for certain non-recurring charges.
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

Shareholder Information
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
Taxation
Introduction
This section summarizes the principal U.S. federal income and U.K. tax consequences to U.S. Holders (defined below) that own our Ordinary Shares or American Depositary Shares (collectively, the “Shares”) as capital assets for U.S. federal income tax purposes. Except where noted otherwise in this section, tax consequences apply equally to U.S. Holders that own Ordinary Shares and U.S. Holders that own American Depositary Shares. “U.S. Holders” generally is used in this section to refer to beneficial owners of our Shares that are (i) U.S. citizens, (ii) U.S. residents, or (iii) U.S. corporations. However, “U.S. Holders” does not include (i) U.S. citizens that are or have been resident or ordinarily resident in the U.K., (ii) U.S. citizens or residents that have a permanent establishment or fixed base of business in the U.K. or (iii) persons that hold (actually or constructively) 10% or more of our voting stock or capital. The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains, as in effect on the date hereof, is referred to in this Form 20-F as the “U.S./U.K. Income Tax Treaty.” The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts, as in effect on the date hereof, is referred to in this Form 20-F as the “U.S./ U.K. Estate Tax Treaty.”
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
Dividends paid on the Shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes (or, for tax years beginning before January 1, 2007, as “passive income” or, in the case of some U.S. Holders, as “financial services income” for U.S. foreign tax credit purposes). Dividends paid on the Shares generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Annual Report 2006            145

Shareholder Information
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
Distributions treated as dividends that are received by a noncorporate U.S. Holder (including an individual) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a passive foreign investment company (PFIC) for U.S. federal income tax purposes) generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or American depositary receipts in respect of such shares) if the shares (or American depositary receipts in respect of such shares) are readily tradable on an established securities market in the United States. Ordinary shares, or American depositary receipts in respect of such shares, will be considered to be readily tradable on an established securities market in the United States if they are listed on a nationally registered stock exchange (such as the NYSE). Accordingly, unless we are treated as a PFIC, the dividends we pay in respect of our American Depositary Shares generally should be eligible for the reduced rate. A non-U.S. corporation (other than a corporation that is in, or was in the year prior to, the year the dividend is paid, a PFIC for U.S. federal income tax purposes) generally will also be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines is satisfactory for purposes of this provision and which includes an exchange of information program (a “Qualifying Treaty”). The U.S./U.K. Income Tax Treaty as currently in effect is considered a Qualifying Treaty and we believe that we are currently eligible for the benefits of such treaty. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of a Qualifying Treaty and this conclusion is a factual determination and thus may be subject to change, no assurance can be given that the reduced rate will apply to dividends paid by us on this basis. Based on the foregoing, we intend to take the position that we are a qualified foreign corporation with respect to the dividends on our Shares for U.S. federal income tax reporting purposes.
Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.
PFIC
We believe that we were not in 2006, and we do not expect to become in 2007, a PFIC for U.S. federal tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences, including the possible characterization of gain from sale, exchange or other disposition of the Shares as ordinary income and an interest charge on such gain at the time of such sale, exchange or disposition. We urge each U.S. Holder to consult its tax advisor regarding the potential application of the PFIC rules.

Shareholder Information
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
Summary of Tax Treatment
U.S. Holders who own our Ordinary Shares or American Depositary Shares generally receive the same U.S. tax treatment as if they owned shares of a U.S. company. The following chart summarizes the major differences between the tax treatment for a U.S. Holder that owns shares of a U.S. company and a U.S. Holder that owns shares of a U.K. company:

Transaction	U.S. Company	U.K. Company
Purchase of shares	No U.S. tax ramifications.	No U.S. or U.K. tax ramifications; U.K. stamp duty or stamp duty reserve tax may be applicable (1).

Ownership of shares (dividends)	Entire dividend taxable in U.S.; no withholding tax on dividends received (2); non-corporate shareholders may be eligible for reduced tax rates. (3)	Entire dividend taxable in U.S.; no withholding tax on dividends received (2); non-corporate shareholders may be eligible for reduced tax rates (3); U.S./U.K. Income Tax Treaty does not allow for tax credit.

Disposition of shares	Gain on sale of shares is taxable in U.S. (4); U.S. rules would treat gain as capital in nature; capital gain is either short- or long-term depending on holding period.	Gain on sale of shares is taxable in U.S. (4); U.S. rules would treat gain as capital in nature; capital gain is either short- or long-term depending on holding period; no U.K. tax to a U.S. Holder (4); U.K. stamp duty or stamp duty reserve tax may be applicable (1).

Other transfers (estate or gift)	U.S. estate and gift rules apply.	U.K. inheritance tax would not apply to individuals that are domiciled in the U.S., or if also domiciled in the U.K., are treated as domiciled in the U.S. under the “tie-breaker” provisions set out in the U.S./U.K. Estate Tax Treaty (5); U.S. estate and gift rules apply; treaty provisions provide for a tax credit if U.S. Holder is subject to tax in U.S. and U.K. (5); U.K. stamp duty or stamp duty reserve tax may be applicable (1).

(1)	If an owner of Ordinary Shares transfers his or her shares to another person through the use of a transfer document (i.e., a stock transfer form) executed in or brought to the U.K., the purchaser usually pays the stamp duty at a rate of 0.5%.

When Ordinary Shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser normally pays Stamp Duty Reserve Tax (SDRT) at a rate of 0.5% of the purchase price. If stamp duty is paid on the transfer, SDRT may be refunded.

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

(2)	See previous discussion on the taxation of dividends. These rules would apply to a U.S. Holder that receives a distribution from either a U.S. company or a U.K. company. The U.K. does not have a withholding tax in respect of dividends.

(3)	See previous discussion of the requirements for eligibility for reduced tax rates on dividends.

(4)	The effect of the U.S./U.K. Income Tax Treaty is that capital gains derived by a U.S. Holder from the disposition of shares are generally taxable only in the United States. In any event, a U.S. Holder would not generally be subject to U.K. tax on such gains under U.K. domestic law.

(5)	The U.S./U.K. Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.
Annual Report 2006          147

Shareholder Information
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
Holders of Ordinary Shares
Administrative inquiries relating to ordinary shareholdings should be addressed to Capita Registrars (Capita) at the address shown below and must clearly state the registered shareholder’s name and address. Shareholders may also use the Capita Web site (www.capitaregistrars.com/shareholders and follow the instructions to The Share Portal) to access their personal shareholding details. A link to this site can also be accessed in the Investor Relations section of the company Web site.
Capita Registrars
The Registry,
34 Beckenham Road
Beckenham
Kent BR3 4TU United Kingdom
We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Annual Report, in electronic form via the Internet. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on the company Web site. If you would like to receive shareholder communications via the Internet, please register your e-mail address through the Capita Web site. You will need your investor code, which is printed on your personalized form of proxy and on your share certificate. We encourage you to use these facilities, as we believe they will provide a more convenient and prompt method of communication and reduce demand on natural resources. Should you experience any difficulties in using the facilities described above, please contact our registrars, Capita, at 0870 162 3100 (U.K.) or +44 20 8639 2157 (outside of the U.K.).

Shareholder Information
Capita Share Dealing Services
(Available to U.K. Shareholders Only)
Capita offers a quick and easy share dealing service to individual shareholders to either sell or buy AMVESCAP shares. An online and telephone dealing facility is available to provide AMVESCAP shareholders with an easy to access and simple to use service.
The table below provides you with details of the associated charges:

Type of Trade	Online	Telephone
Share certificates	1 % of the value of the deal (Minimum £17.50, Maximum £50)	1.50% of the value of the deal (Minimum £22.50, Maximum £100)
All transactions incur a compliance charge of £2.50.
There is no need to pre-register and there are no forms to complete. The online and telephone dealing service allows you to trade “real time” at a known price which will be given to you at the time you give your instruction. To deal online or by telephone, all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate, where it will appear as either a “folio number” or “investor code.” Please have the appropriate documents on hand when you log on or call, as this information will be needed before you can buy or sell shares.
For further information on this service, or to buy and sell shares, please contact:
www.capitadeal.com (online dealing) 24 hours
0870 458 4577 (telephone dealing)
8:00 a.m. — 4.30 p.m. (GMT) Monday — Friday
Holders of American Depositary Shares
The company’s American Depositary Shares (ADSs), each representing two ordinary shares, are listed on the New York Stock Exchange. The company files reports and other documents with the Securities and Exchange Commission (SEC) that are available on the SEC’s Web site at www.sec.gov, as well as for inspection and copying at the SEC’s public reference facilities or by writing to the company secretary. The Bank of New York Company, Inc. of New York is the depositary for AMVESCAP PLC. All inquiries concerning American Depositary Receipts records, certificates or transfer of ordinary shares into ADSs should be addressed to:
The Bank of New York
101 Barclay Street, 22W
New York, New York 10286 USA
Holders of Exchangeable Shares
The exchangeable shares of AMVESCAP Inc., a subsidiary of the company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the company’s ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP, Inc. All inquiries concerning exchangeable shares, certificates, or the retraction of exchangeable shares into ordinary shares, should be addressed to CIBC Mellon Trust Company at the address noted below.
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Canada
M5C 2W9
Financial Calendar 2007

April	25	Ex-dividend date for final dividend
	26	Announce 2007 Q1 results
	27	Record date for final dividend

May	23	Annual General Meeting
	30	2006 final dividend payment

August	2	Announce 2007 interim results

September	19	Ex-dividend date
	21	Record date for interim dividend

October	25	2007 interim dividend payment

November	8	Announce 2007 Q3 results
AMVESCAP
30 Finsbury Square
London EC2A 1 AG
www.amvescap.com
Annual Report 2006           149

Form 20-F Cross-Reference Guide
The information in this document that is referenced on this page is included in AMVESCAP’s Form 20-F for 2006 and is filed with the U.S. Securities and Exchange Commission (SEC). The Form 20-F is the only document intended to be incorporated by reference into any filings by AMVESCAP PLC under the Securities Act of 1933, as amended. References to major headings include all information under such major headings, including subheadings. References to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified. The Form 20-F has not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the Form 20-F. The Form 20-F filed with the SEC may contain modified information and may be amended from time to time.

Item	Form 20-F Caption	Location in This Document	Page

Part I
1	Identity of Directors, Senior Management and Advisers	N/A	—

2	Offer Statistics and Expected Timetable	N/A	—

3	Key Information
3.A	Selected Financial Data	Financials – Five-Year Summary	130
3.B	Capitalization and Indebtedness	N/A	—
3.C	Reasons for the Offer and Use of Proceeds	N/A	—
3.D	Risk Factors	Financial Overview – Risk Factors	35

4	Information on the Company
4.A	History and Development	Business Overview – History and Development	9
		Financial Overview – Liquidity and Capital Resources	25
4.B	Business Overview	Business Overview	9
		Financials – Note 4	86
		Financial Overview – Risk Factors	35
4.C	Organizational Structure	Financials – Note 13	95
4.D	Property, Plant and Equipment	Financial Overview – Liquidity and Capital Resources	25
4 A	Unresolved Staff Comments	None	—

5	Operating and Financial Review and Prospects
5.A	Operating Results	Financial Overview – Revenues	20
		Financial Overview – Expenses	22
5.B	Liquidity and Capital Resources	Financial Overview – Liquidity and Capital Resources	25
5.C	Research and Development, Patents and Licenses, etc.	N/A	—
5.D	Trend Information	Business Overview – Industry Trends	10
5.E	Off-Balance-Sheet Arrangements	N/A	—
5.F	Tabular Disclosure of Contractual Obligations	Financial Overview – Liquidity and Capital Resources	25
5.G	Safe Harbor	Business Overview – Forward-Looking Statements	8

6	Directors, Senior Management and Employees
6.A	Directors and Senior Management	Governance – Directors and Senior Management	40
6.B	Compensation	Governance – Remuneration Report	52
6.C	Board Practices	Governance – Corporate Governance – Board Practices	47
6.D	Employees	Business Overview – Employees	14
6.E	Share Ownership	Governance – Remuneration Report	52

7	Major Shareholders and Related Party Transactions
7.A	Major Shareholders	Shareholder Information – Investor Information	138
7.B	Related Party Transactions	None	—
7.C	Interests of Experts and Counsel	N/A	—

8	Financial Information
8.A	Consolidated Statements and Other Financial Information	Financials	69
8.B	Significant Changes	None	—

9	The Offer and Listing	Shareholder Information – Investor Information	138

10	Additional Information
10.A	Share Capital	N/A	—
10.B	Memorandum and Articles of Association	Shareholder Information – Investor Information	138
10.C	Material Contracts	Shareholder Information – Investor Information	138
10.D	Exchange Controls	Shareholder Information – Investor Information	138
10.E	Taxation	Shareholder Information – Investor Information	138
10.F	Dividends and Paying Agents	N/A	—
10.G	Statement by Experts	N/A	—
10.H	Documents on Display	Shareholder Information – Investor Information	138
10.I	Subsidiary Information	N/A	—

11	Quantitative and Qualitative Disclosures About Market Risk	Financial Overview – Liquidity and Capital Resources	25
		Financials – Note 29

12	Description of Securities Other than Equity Securities	N/A	—

Part II
13	Defaults, Dividend Arrearages and Delinquencies	N/A	—

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A	—

15	Controls and Procedures	Governance – Corporate Governance	45
		Financials – Report of Management on Internal Control Over Financial Reporting	69
		Financials – Report of Independent Registered Public Accounting Firm	70

16	[Reserved]

16A	Audit Committee Financial Expert	Governance – Corporate Governance	45
16B	Code of Ethics	Governance – Corporate Governance	45
16C	Principal Accountant Fees and Services	Financials – Note 30	116
16D	Exemptions from the Listing Standards for Audit Committees	N/A	—
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Financial Overview – Liquidity and Capital Resources	25

17	Financial Statements	Financials	69

18	Financial Statements	N/A	—

19	Exhibits	Filed with the SEC

Company Directory
Parent Registered Office
AMVESCAP PLC
30 Finsbury Square
London
EC2A 1AG
United Kingdom
Tel: (44) 0 20 7638 0731
Fax: (44) 0 20 7065 3962
Company Number: 308372
Operating Subsidiaries
USA
A I M Management Group Inc.
11 Greenway Plaza
Suite 100
Houston
Texas 77046-1173
USA
Tel: (1) 713 626 1919
Fax: (1) 713 993 9890
INVESCO Institutional (N.A.), Inc.
INVESCO Global Asset Management (N.A.), Inc.
One Midtown Plaza
1360 Peachtree Street N.E.
Suite 100
Atlanta
Georgia 30309
USA
Tel: (1) 404 892 0896
(1) 404 439 4910
Fax: (1) 404-436-4911
INVESCO Institutional (N.A.), Inc.
101 Federal Street
8th Floor
Boston
Massachusetts 02110
USA
Tel: (1) 617 345 8200
Fax: (1) 617 261 4560
The Aegon Building
400 West Market Street
Suite 3300
Louisville
Kentucky 40202
USA
Tel: (1) 502 589 2011
Fax: (1) 502 589 2157
INVESCO Real Estate
Three Galleria Tower
Suite 500
13155 Noel Road
Dallas
Texas 75240
USA
Tel: (1) 972 715 7400
Fax: (1) 972 715 7474
INVESCO Senior Secured Management, Inc.
INVESCO Private Capital, Inc.
1166 Avenue of the Americas
27th Floor
New York
New York 10036
USA
Tel: (1) 212 278 9000
Fax: (1) 212 278 9619
(Senior Secured)/9822
(General)
Atlantic Trust Private Wealth Management
1170 Peachtree Street N.E.
Suite 2300
Atlanta
Georgia 30309-7649
USA
Tel: (1) 404 881 3400
Fax: (1) 404 881 3401
100 Federal Street
Floor 37
Boston
Massachusetts 02110-1802
USA
Tel: (1) 617 357 9600
Fax: (1) 617 357 9602
One South Wacker Drive
Suite 3500
Chicago
Illinois 60606-4614
USA
Tel: (1) 312 368 7700
Fax: (1) 312 368 8136
50 Rockefeller Plaza
15th Floor
New York
New York 10020-1605
USA
Tel: (1) 212 259 3800
Fax: (1) 212 259 3888
1330 Avenue of the Americas
30th floor
New York
New York 10019-5402
USA
Tel: (1) 212 489 0131
Fax: (1) 212 307 0270
Three Embarcadero Center
Suite 1600
San Francisco
California 94111-4019
USA
Tel: (1) 415 433 5844
Fax: (1) 415 397 6639
AMVESCAP National Trust Company
One Midtown Plaza
1360 Peachtree Street, N.E.
Atlanta
Georgia 30309
USA
Tel: (1) 800 774 1205
Fax: (1) 404 439 4580
PowerShares Capital Management LLC
301 W. Roosevelt
Wheaton
Illinois 60187
USA
Tel: (1) 630 933 9600
Fax: (1) 630 933 9699
WL Ross & Co. LLC
600 Lexington Avenue
New York
New York 10022
USA
Tel: (1) 212 826 1100
Fax: (1) 212 317 4893
Canada
AIM Funds Management Inc.
5140 Yonge Street
Suite 900
Toronto
Ontario M2N 6X7
Canada
Tel: (1) 800 874-6275
(1) 416 590 9855
Fax: (1) 416 590 9868
(1) 800 631 7008
United Kingdom
INVESCO Asset Management Limited
INVESCO Fund Managers Limited
INVESCO Pensions Limited
30 Finsbury Square
London
EC2A 1AG
United Kingdom
Tel: (44) 0 20 7065 4000
Fax: (44) 0 20 7638 0752
Perpetual Park
Perpetual Park Drive
Henley-on-Thames
Oxfordshire RG9 1HH
United Kingdom
Phone (44) 0 1491 417 000
Fax (44) 0 1491 416 000
INVESCO Real Estate
10 Mount Row
London
W1K 3SD
United Kingdom
Tel: (44) 0 20 7543 3500
Fax: (44) 0 20 7543 3588
Continental Europe
INVESCO Asset Management S.A. (Branch Office)
The Blue Tower
Avenue Louise 326
1050 Brussels
Belgium
Tel: (32) 2 641 0151
Fax: (32) 2 641 0190
INVESCO Asset Management Oesterreich GmbH
Rotenturmstrasse 16-18
A-1010 Vienna
Austria
Tel: (43) 1 316 200
Fax: (43) 1 316 2020
Annual Report 2006          151

Company Directory
INVESCO Asset Management S.A.
16-18 rue de Londres
75009 Paris
France
Tel: (33) 1 56 62 43 00
Fax: (33) 1 52 62 44 74
INVESCO Asset Management Deutschland GmbH
INVESCO Kapitalanlagegesellschaft mbH
Bleichstrasse 60-62
60313 Frankfurt
Germany
Tel: (49) 69 29 80 70
Fax: (49) 69 29 80 71 59
INVESCO Real Estate GmbH
Maffeistrasse 3
80333 Munich
Germany
Tel: (49) 89 2060 6000
Fax: (49) 89 2060 6010
INVESCO Asset Management Ireland Limited
1st Floor
George’s Quay House
Townsend Street
Dublin 2
Ireland
Tel: (353) 1 439 8000
Fax: (353) 1 439 8400
INVESCO Asset Management S.A. (Branch Office)
Via Cordusio, 2
20123 Milan
Italy
Tel: (39) 02 880741
Fax: (39) 02 88074 391
INVESCO International Limited
P.O. Box 1588
40 Esplanade
St. Helier
Jersey JE4 2PH
Channel Islands
Tel: (44) 0 1534 607 600
Fax: (44) 0 1534 510 510
INVESCO Asset Management S.A. (Representative Office)
J.C. Geesinkweg 999
1096 AZ Amsterdam
The Netherlands
Tel: (31) 205 61 62 61
Fax: (31) 205 61 68 68
INVESCO Asset Management S.A., (Branch Office)
Calle Recoletos 15, Piso 1
28001 Madrid
Spain
Tel: (34) 902 510 907
Fax: (34) 902 510 876
INVESCO Asset Management (Switzerland) Ltd
Genferstrasse 21
8002 Zurich
Switzerland
Tel: (41) 1 287 9000
Fax: (41) 1 287 9010
INVESCO Real Estate sro
Praha City Centre
Klimentska 46
11002 Prague 1
Czech Republic
Tel: (42) 0227 202 420
Fax: (42) 0227 202 430
Asia Pacific
INVESCO Hong Kong Limited
INVESCO Asset Management Asia Limited
32nd Floor, Three Pacific
Place
1 Queen’s Road East
Hong Kong
Tel: (852) 3128 6000
Fax: (852) 3128 6001
INVESCO Australia Limited
Level 26
333 Collins Street
Melbourne
Victoria 3000
Australia
Tel: (613) 9611 3600
Fax: (613) 9611 3800
INVESCO Asset Management (Japan) Limited
25F Shiroyama Trust Tower
3-1 Toranomon 4-chome
Minato-Ku
Tokyo 105-6025
Japan
Tel: (81) 3 6402 2600
Fax: (81) 3 6402 2810
INVESCO Asset Management Singapore Ltd
6 Battery Road #15-02
Singapore 049909
Tel: (65) 6538 8166
Fax: (65) 6538 8266
INVESCO Taiwan Limited
10F, No. 122 Tun Hua North
Road
Taipei 105
Taiwan, Republic of China
Tel: (886) 2 2719 7890
Fax: (886) 2 2719 7900
INVESCO Great Wall Fund Management Company Limited (Joint Venture)
16th Floor, CITIC Tower,
CITIC City Plaza
1093 Shennan Road Central
Shenzhen City, 518031
Peoples Republic of China
Tel: (86) 755 8237 0388
Fax: (86) 755 2598 7352
Middle East
INVESCO Asset Management Limited (Branch Office)
PO Box 31303
Level 42
Jumeirah Emirates Towers
Dubai
United Arab Emirates
Tel: (971) 4 3197481
Fax: (971) 4 3197474
Notes
1.	All of the companies listed herein have been consolidated within the AMVESCAP PLC financial statements for the year.
2.	When dialing into the United Kingdom from overseas, the “0” in front of the area code should be excluded.
3.	A complete list of all offices can be found at www.amvescap.com.

designed and produced by **see see eye** / Atlanta

AMVESCAP PLC
Form 20-F Exhibit Index
Item 19. Exhibits
The exhibits filed with or incorporated by reference into this annual report are listed below.
1.1	Memorandum of Association of AMVESCAP, incorporating amendments up to and including April 27, 2006, incorporated by reference to exhibit 1.1 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 23, 2006.

1.2	Articles of Association of AMVESCAP, adopted on July 20, 2000, incorporating amendments up to and including April 27, 2006, incorporated by reference to exhibit 1.2 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 23, 2006.

2.1	Form of Certificate for Ordinary Shares of AMVESCAP, incorporated by reference to exhibit 2.1 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 23, 2006.

2.2	Form of Certificate for American Depositary Shares, each representing two Ordinary Shares, incorporated by reference to exhibit 2.2 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 23, 2006.

2.3	Amended and Restated Deposit Agreement, dated as of November 8, 2000, among AMVESCAP, The Bank of New York and the holders of American Depositary Receipts issued thereunder, incorporated by reference to exhibit 2.3 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

2.4	Five Year Credit Agreement, dated as of March 31, 2005, by and between AMVESCAP PLC, the banks, financial institutions and other institutional lenders from time to time a party thereto and Bank of America, N.A., as administrative agent, incorporated by reference to exhibit 2.7 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

2.5	Indenture, dated as of February 27, 2003, for AMVESCAP’s 5.375% Senior Notes Due 2013, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.12 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

2.6	Indenture, dated as of December 14, 2004, for AMVESCAP’s 4.500% Senior Notes due 2009 among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.10 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

2.7	Indenture, dated as of December 14, 2004, for AMVESCAP’s 5.375% Senior Notes due 2014, among AMVESCAP PLC, A I M Advisors, Inc., A I M Management Group Inc., INVESCO Institutional (N.A.), Inc., INVESCO North American Holdings, Inc. and SunTrust Bank, incorporated by reference to exhibit 2.11 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

3.1	Voting and Exchange Trust Agreement, dated as of August 1, 2000, between AMVESCAP, AMVESCAP Inc. and CIBC Mellon Trust Company, incorporated by reference to exhibit 4.25 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.1	Second Amended and Restated Purchase and Sale Agreement, dated as of December 14, 2000, among A I M Management Group Inc., Citibank, N.A. and Citicorp North America, Inc., incorporated by reference to exhibit 4.17 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.2	Amendment No. 4 to Facility Documents, dated as of August 24, 2001 among A I M Management Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., Citibank, N.A., Bankers Trust Company and Citicorp North America, Inc., incorporated by reference to exhibit 4.4 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.3	AMVESCAP Deferred Fees Share Plan, incorporated by reference to exhibit 4.22 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.4	Amended and Restated Merger Agreement, dated as of May 9, 2000, between AMVESCAP and Trimark, incorporated by reference to exhibit 4.23 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.5	Support Agreement, dated as of August 1, 2000, with respect to AMVESCAP’s Exchangeable Shares (as defined in such Support Agreement), among AMVESCAP, AVZ Callco Inc. and AMVESCAP Inc., incorporated by reference to exhibit 4.24 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.6	Merger Agreement, dated as of February 28, 2001, among National Asset Management Corporation, the Sellers listed therein, the Option Holder listed therein, AMVESCAP and AVZ, Inc., incorporated by reference to exhibit 4.28 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on May 17, 2001.

4.7	Stock Purchase Agreement, dated as of April 26, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.11 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.8	Amendment No. 1 to Stock Purchase Agreement, dated as of August 2, 2001, by and among Old Mutual, PLC, Old Mutual Holdings (U.S.), Inc., United Asset Management Holdings, Inc., AMVESCAP and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.12 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 4, 2002.

4.9	AMVESCAP Global Stock Plan, Amended and Restated Effective as of August 31, 2005.

4.10	Guarantee, dated February 27, 2003, with respect to AMVESCAP’s 5.375% Senior Notes Due 2013, made by A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., incorporated by reference to exhibit 4.20 to AMVESCAP’s Annual Report on Form 20-F for the year ended

December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

4.11	Global Partner Agreement, dated January 3, 2001, between James I. Robertson and AMVESCAP Group Services, Inc., incorporated by reference to exhibit 4.16 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.12	Form of Non-Executive Director’s Letter of Appointment, between AMVESCAP PLC and each non-executive director of the company, incorporated by reference to exhibit 4.19 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005.

4.13	Master Employment Agreement, dated July 28, 2005, between Martin L. Flanagan and AMVESCAP PLC, incorporated by reference to exhibit 4.18 to AMVESCAP’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 23, 2006.

8.1	List of Subsidiaries. Information on Significant Subsidiaries is incorporated by reference from the list set forth in Note 13 to our annual financial statements contained in this Annual Report on Form 20-F.

12.1	Certification of Martin L. Flanagan pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Loren M. Starr pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Martin L. Flanagan pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Loren M. Starr pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young LLP.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMVESCAP PLC

	By:	/s/ Loren M. Starr

Loren M. Starr Chief Financial Officer

Date: April 10, 2007